Form 20-F
PROMOTORA DE INFORMACIONES SA /FI
filed 2011-06-30
CIK 1159513

As filed with the Securities and Exchange Commission on June 30, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact Name of Registrant as Specified in Its Charter)

PROMOTER OF INFORMATION, S.A.
(Translation of Registrant’s name into English)

KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)
Gran Vía, 32
28013 Madrid, Spain
 (Address of principal executive offices)

Iñigo Dago Elorza
General Counsel
Gran Vía, 32
28013 Madrid, Spain
Tel: +34 (91) 330 10 00
Fax: +34 (91) 330 10 70
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
_____________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four (4) Class A ordinary shares	New York Stock Exchange
Class A ordinary shares, nominal value €0.10 per share*
American Depositary Shares, each representing four (4) Class B convertible non-voting shares	New York Stock Exchange
Class B convertible non-voting shares, nominal value €0.10 per share*
*  Listed not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares (“ADSs”) pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act:     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:      None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares: 443,991,020     Class B convertible non-voting shares: 402,987,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐  Accelerated filer  ☐  Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐  International Financial Reporting Standards as Issued by the International Accounting Standards Board  ☒ Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

CURRENCIES

In this annual report, unless otherwise specified or the context otherwise requires:

•	‘‘$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

•	‘‘€,” “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999.

IMPORTANT INFORMATION ABOUT GAAP AND NON-GAAP FINANCIAL MEASURES

Our audited financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this annual report as “IFRS.”

Adjusted EBITDA, as presented in this annual report, is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity.

We define “Adjusted EBITDA” as profit from operations, as shown on our financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. We use Adjusted EBITDA as a financial measure to assess the performance of our businesses. We present Adjusted EBITDA because we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results.

Although we use Adjusted EBITDA as a financial measure to assess the performance of our businesses, the use of Adjusted EBITDA has important limitations, including that Adjusted EBITDA:

● does not represent funds available for dividends, reinvestment or other discretionary uses;
● does not reflect cash outlays for capital expenditures or contractual commitments;
● does not reflect changes in, or cash requirements for, working capital;
● does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;
● does not reflect income tax expense or the cash necessary to pay income taxes;
● excludes depreciation and amortization and, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future;
● does not reflect cash requirements for such replacements; and
● may be calculated differently by other companies, including other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our businesses. We compensate  for these limitations by relying primarily on IFRS results and using Adjusted EBITDA measures only supplementally. See “Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this annual report.

We also occasionally uses “EBIT” as another name for the IFRS measure profit from operations, as shown in our audited financial statements and accompanying notes.

INDUSTRY AND MARKET DATA

In this annual report, we rely on and refer to information and statistics regarding market shares in the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources, such as independent industry publications, government publications or reports by market research firms, such as Zenith Optimedia, TNS Sofres and Marktest. We have supplemented this information where necessary with information from various other third-party sources, discussions with our customers and our own internal estimates taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available. We believe that these third-party sources are reliable, but we have not independently verified the information and statistics obtained from them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These statements appear in a number of places in this annual report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information about Prisa,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

● the effect on our results of operations of competition in the markets in which we operate;
● trends affecting our financial condition or results of operations;
● acquisitions or investments that we may make in the future;
● our capital expenditures plan;
● our ability to repay debt with estimated future cash flows;
● supervision and regulation of the sectors where we have significant operations;
● our strategic partnerships; and
● the potential for growth and competition in current and anticipated areas of our business.

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our business that could affect the matters referred to in such forward-looking statements include but are not limited to:

● changes in general economic, business or political conditions in the domestic or international markets (particularly in Latin America) in which we operate or have material investments that may affect demand for our services;

● changes in currency exchange rates, interest rates or in credit risk in our treasury investments or in some of our financial transactions;
● general economic conditions in the countries in which we operate;
● existing or worsening conditions in the international financial markets;
● the actions of existing and potential competitors in each of our markets;
● the impact of current, pending or future legislation and regulation in countries in which we operate;
● failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations; and
● the outcome of pending litigation.

PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	Selected Financial Data

The following table presents financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. You should read this information in conjunction with our historical consolidated financial statements, including the related notes. Our financial data as of and for the years ended December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements for those years included elsewhere in this annual report. Our financial data as of and for the years ended December 31, 2007 and 2006 are derived from our audited financial statements for those years that are not included in this annual report. The historical results below and elsewhere in this annual report may not be indicative of our future performance.

Our consolidated financial statements are presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as approved by the European Union, and the year-end financial statements have been audited. The IFRS approved by the European Union differ in some aspects to IFRS published by the IASB; however, these differences do not have a relevant impact on our consolidated financial statements for the years presented. Accordingly, they present fairly our consolidated equity and financial position at December 31, 2010. For additional information see our financial statements and the accompanying notes in this annual report.

In comparing the information for 2007 and 2006 the following change in the scope of consolidation should be taken into account:

Media Capital:  In 2005, we purchased all the shares of Vertix, SPGS, S.A., or Vertix, which held 33% of Media Capital and which we accounted for using the equity method. Media Capital ceased to be accounted for by the equity method and started to be fully consolidated from February 2007 onwards as we increased our stake in the company to reach 94.7%, as a consequence of the results of the voluntary and mandatory takeover bids launched for 100% of the company. This change in the scope of consolidation explains the main differences in the results for the year ended December 31, 2007 as compared to the previous year.

Spanish free-to-air TV “Cuatro”: In 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we decided to present the results of Spanish free-to-air TV in “Loss after tax from discontinued operations”on the consolidated income statement. According to IFRS 5, and for comparison effects, the consolidated income statements and the selected financial data for the years ended December 31, 2009 and 2008 have been restated to present the results of operations of Cuatro as discontinued operations.

In the selected financial data for the years ended December 31, 2007 and December 31, 2006, Cuatro´s figures are classified as continued operations, because of the unreasonable effort and expense involved to supply this information on a restated basis.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(thousands of euros, except per share data)
Consolidated Statements of Operations Data:
Operating Income	2,822,731	2,975,120	3,694,738	3,696,028	2,811,758
Operating Expenses	(2,486,579)	(2,594,656)	(2,946,031)	(3,176,097)	(2,525,810)
Profit from Operations	336,152	380,464	748,707	519,931	285,948
Financial Loss	(159,211)	(214,269)	(397,068)	(195,263)	(110,795)
Result of companies accounted for using the equity method	(99,553)	(20,158)	(7,592)	(32,056)	(6,025)
Loss from other investments	(4,302)	(4,256)	(1,350)	(3,612)	(2,709)
Profit before tax from continuing operations	73,086	141,781	342,697	289,000	166,419
Income tax	(73,024)	(67,068)	(105,590)	(26,919)	64,357
Profit from continuing operations	62	74,713	237,107	262,081	230,776
Loss after tax from discontinued operations	(35,011)	(9,888)	(110,707)	—	(449)
Consolidated profit for the year	(34,949)	64,825	126,400	262,081	230,327
Profit attributable to non-controlling interests	(37,921)	(14,346)	(43,404)	(70,108)	(1,418)
Profit attributable to the parent	(72,870)	50,479	82,996	191,973	228,909

Earning (loss) per share from continuing operations	(€0.16)	€0.28	€0.86	€0.92	€1.10
Basic earnings per share	(€0.28)	€0.23	€0.38	€0.92	€1.10
Cash dividend per share	—	—	—	€0.18	€0.16

	As of December 31,
	2010	2009	2008	2007	2006
	(thousands of euros, except per share data)
Consolidated Balance Sheet Data:
	ASSETS
Non-Current Assets	6,293,489	6,420,766	6,512,270	4,832,055	4,174,445
Property, Plant and Equipment	295,560	345,754	397,932	423,163	475,885
Investment Property	430	1	28	85	12,331
Goodwill	3,903,514	4,319,603	4,302,739	2,420,078	1,547,561
Intangible assets	360,512	365,670	400,084	444,337	400,723
Non-current financial assets	70,611	57,218	93,344	157,166	86,837
Investments accounted for using the equity method	613,542	13,644	12,936	13,248	280,744
Deferred tax assets	1,046,030	1,313,820	1,298,475	1,364,975	1,359,081
Other non-current assets	3,290	5,056	6,732	9,003	11,283
Current Assets	1,854,312	1,514,898	1,594,297	1,621,418	1,756,105
Inventories	203,152	218,066	306,079	325,160	270,322
Trade and other receivables	1,245,687	1,207,204	1,237,723	1,215,684	945,858
Current financial assets	160,260	6,593	838	7,456	5,162
Cash and cash equivalents	244,988	82,810	49,432	72,827	534,538
Other current assets	225	225	225	291	225
Assets Held For Sale	3,653	257,388	519	72,887	93,971
Total Assets	8,151,454	8,193,052	8,107,086	6,526,360	6,024,521

	EQUITY AND LIABILITIES
Equity	2,650,185	1,373,019	1,258,236	1,353,547	1,157,234
Share Capital	84,698	21,914	21,914	22,036	21,881
Other Reserves	1,120,539	833,697	779,225	721,503	610,997
Accumulated Profit	798,876	403,478	398,975	440,972	400,282
From prior years	871,746	352,999	315,979	248,999	171,373
For the year: Profit attributable to the Parent	(72,870)	50,479	82,996	191,973	228,909
Treasury Shares	(4,804)	(3,044)	(24,726)	(39,101)	(38,881)
Exchange Differences	20,213	(1,561)	(18,422)	(3,475)	1,497
Non-controlling interests	630,663	118,535	101,270	211,612	161,458
Non-Current Liabilities	3,526,496	2,351,466	2,751,369	3,124,842	2,803,180
Exchangeable Bond in Issue	—	—	—	158,408	154,674
Non-Current Bank Borrowings	2,931,190	1,917,963	2,348,078	2,558,372	2,252,004
Non-Current Financial Liabilities	362,754	249,538	232,565	202,378	202,875
Deferred Tax Liabilities	28,555	72,799	79,278	112,931	116,204
Long-Term Provisions	185,592	90,150	74,807	67,346	50,906
Other Non-Current Liabilities	18,405	21,016	16,641	25,407	26,517
Current Liabilities	1,974,773	4,263,133	4,097,481	2,047,971	1,996,942
Trade Payables	1,234,846	1,181,437	1,257,945	1,233,136	970,309
Payable to Associates	16,361	10,955	27,296	25,913	12,377
Other Non-Trade Payables	99,583	107,693	142,568	137,863	96,905
Current Bank Borrowings	411,109	2,796,362	2,532,091	536,046	843,410
Current Financial Liabilities	17,788	3,295	21,676	—	—
Payable to Public Authorities	154,879	124,288	79,972	73,245	43,106
Provisions for Returns	9,804	9,417	9,369	8,457	5,127
Other Current Liabilities	30,403	29,686	26,564	33,311	25,708
Liabilities Held For Sale	—	205,434	—	—	67,165
Total Equity and Liabilities	8,151,454	8,193,052	8,107,086	6,526,360	6,024,521
Book value per share	€7.30	€5.74	€5.39	€5.36	€4.73

Exchange Rate Information

The following table provides, for the periods and dates indicated, information concerning the exchange rate between the U.S dollar and the euro. These rates may differ from the rates we use in the presentation of our financial statements or other financial information appearing in this annual report.

The data provided in the following tables are expressed in U.S dollars per euro and are based on the closing spot rates as published by Bloomberg at 5:00 p.m. (New York time) (the “Closing Rate”) on each business day during the period. The Closing Rate on June 29, 2011 was $1.4421 = €1.00.

	High	Low	Average (1)	Period End
Annual Data (Year Ended December, 31)	(U.S. dollars per euro)
2006……………………………………..……………………………………..………...………...………..	1.334	1.182	1.257	1.319
2007……………………………………..……………………………………..………...………...………..	1.487	1.289	1.371	1.459
2008……………………………………..……………………………………..………...………...………..	1.599	1.245	1.471	1.397
2009……………………………………..……………………………………..………...………...………..	1.513	1.253	1.395	1.433
2010……………………………………..……………………………………..………...………...………..	1.458	1.188	1.327	1.326

(1)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during relevant period.

	High	Low
Recent Monthly Data	(U.S. dollars per euro)
December 2010………………………………..……………………………	1.350	1.297
January 2011………………………………..……………………………....	1.376	1.287
February 2011………………………………..……………………………..	1.386	1.343
March 2011………………………………..……………………………......	1.425	1.374
April 2011………………………………..……………………………........	1.488	1.406
May 2011………………………………..…………………………….........	1.494	1.397
June 2011 (through June 29)……………………………….…………….....	1.468	1.416

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below before making any investment decision. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition, results of operations and cash flow could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

Risks Relating to Our Financial Position and Management of Liquidity

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our businesses, remain in compliance with debt covenants and make payments on our indebtedness.

We have significant financial obligations, as summarized in “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” As of December 31, 2010, our bank borrowings amounted to €3,342 million (December 31, 2009: €4,714 million). Our borrowing levels pose significant risks, including:

•	increasing our vulnerability to general economic downturns and adverse industry conditions;

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the indebtedness, therefore reducing our ability to use our cash flow to fund operations, capital expenditures and future business operations;

•	exposing us to the risk of increased interest rates, as most of the borrowings are at variable rates of interest; and

•	limiting our ability to adjust to changing market conditions and placing us at a disadvantage compared to competitors who have less debt.

Further, if our operating cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or further restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

Restrictive covenants in our agreements governing our indebtedness could adversely affect our businesses and operating results by limiting flexibility.

The agreements governing the terms of our indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements, meaning that a default under any one of these agreements could result in a default under our other debt agreements. These covenants and requirements limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could adversely impact our businesses by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

Our loans are subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

The terms of our bank debt provide exclusively for variable interest rates, and therefore we are exposed to fluctuations in interest rates (see “Operating and Financial Review and Prospects—Liquidity and Capital Resources”). Consequently, we arrange interest rate hedges through contracts providing for interest rate caps (interest rate swap agreements and combination of options). There can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure. If our hedging strategy is inadequate or the counterparties to the hedging agreements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with changes in interest rates, which would adversely impact our results of operations and financial condition.

Fluctuations in foreign exchange rates could have an adverse effect on our results of operations.

We are exposed to fluctuations in the exchange rates of the various countries in which we operate. our foreign currency risk relates mainly to operating income (revenues) generated outside of the European market, resulting from operations carried on in non-euro zone countries which are tied to the performance of their respective currencies, and financial investments made to acquire ownership interests in foreign companies. Our principal foreign currencies are the U.S. dollar, Brazilian real, Mexican peso, Argentine peso, Chilean peso and Colombian peso. In order to mitigate this risk, we arrange hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges, forwards and options) on the basis of our projections and budgets. If our hedging strategy is inadequate or the counterparties in the hedging arrangements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with the changes in the exchange rate, which would adversely impact our results of operations and financial condition.

Fluctuations in the price of paper could have an adverse effect on our results of operations and financial condition.

We are exposed to the possibility of fluctuations in our results due to changes in the price of paper, an essential raw material for certain of our production processes. Paper is the main raw material of our printed media. In 2010 and in 2009, paper purchase expenses represented 3.6% and 4.1%, respectively, of our total consolidated operating expenses in those years (without considering charges for depreciation and amortization or impairment losses). We have established a program for strategically monitoring changes in paper prices, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that we expect to consume in the medium term. However, an increase in those prices or an interruption of supply could adversely affect our press and book publishing businesses and, therefore, adversely impact our businesses, results of operations and financial position.

We have significant tax credits that we may not be able to use if the subsidiary at which the loss arose does not generate sufficient income.

As of December 31, 2010, we have recognized tax assets amounting to €1,046 million in our consolidated financial statements. Of this amount, €769 million relates to tax assets recorded at a 30% rate arising from tax loss carryforwards as a result mainly of prior years’ losses (totaling €2,547 million) of the Prisa Televisión (formerly Sogecable) companies. The deadline for recovering these tax assets by offsetting them against future profits is 15 years from the tax year in which they were generated (or of the year in which the company concerned first earns a profit, which is the case with DTS). Since these assets were earned mainly by companies outside the scope of the Prisa consolidated tax group, they will have to be recovered outside of this scope, i.e., they will have to be offset against the individual profits of each company at which they arose.

Of the remainder, €244 million relates mainly to investment tax credits which are deducted from the income tax charge. These credits correspond mainly to tax credits for export activities carried out by Prisa, various Santillana companies and SER. Tax credits for export activities consist of earning a tax credit amounting to 25% of the investments of Prisa in foreign entities that promote the export of goods and/or services and which meet certain requirements. The deadline for taking these credits against future profits, in accordance with the Corporation Tax Law, is ten years from the date on which they were earned. In addition to this deadline, restrictions apply as to the amount that may be used each year, to the extent that, of the balances available for use, credits corresponding to only 35% of the gross tax payable (resulting, in turn, from 30% of the taxable profit less double taxation tax credits) in that year may be used. Certain of these unused tax credits were earned outside the scope of the Prisa consolidated tax group and, therefore, they will have to be recovered outside of this scope;  i.e., they will have to be taken against the individual profits of each company at which they arose.

Should our businesses fail to produce sufficient profits in the future against which these tax assets (tax loss carryforwards and tax credits) may be used within the time horizon indicated above, such credits would be lost, which could significantly impact our results of operations and financial condition. The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

A significant portion of the tax credits for export activities generated by us in the past, totaling €253 million, has been questioned in various tax audits, since the tax authorities considered that the requirements for use of this tax benefit had not been met and, therefore, the tax credits were disallowed by the tax inspectors. We do not concur with the position of the tax authorities and have appealed. Some of our appeals have reached the Supreme Court of Spain and others are still at the administrative stage. The outcome of the current court proceedings and other proceedings that may arise from the tax credits reported could adversely affect our results of operations and financial condition.

We have recorded a provision of €11 million to cover, inter alia, any payments that we may be required to make in connection with these appeals.

We have guaranteed certain significant obligations of Dédalo Grupo Gráfico, S.L., and our financial position and results of operations could be significantly affected if these guarantees were to be called.

We account for our investment in Dédalo, the head of a group of companies engaged in the printing and copying of texts and mechanical binding, using the equity method. In recent years, Dédalo’s subsidiaries, which are engaged in the printing of books and in the printing of magazines and sales brochures using offsetting and photogravure, have incurred ongoing losses, primarily as a result of increased competition in the printing markets in which they operate and restructuring costs that they incurred in relation to these activities to adjust to the demand in those markets.

In 2008, Dédalo and its subsidiaries entered into a syndicated loan and credit agreement for €130 million, principally to cover restructuring costs and operating losses of the photogravure and offsetting businesses. We have guaranteed the full amount outstanding under the agreement and the related hedges since November 2009. As of December 31, 2010, the total amount outstanding under the loan agreement was €130 million.

If any of the Dédalo companies were to fail to comply with their financial obligations or to successfully restructure the printing business, this could adversely impact our businesses, results of operations and financial position.

Risks Relating to Prisa and the Industries in which We Operate

Economic conditions may adversely affect our businesses and customers, which could adversely affect our results of operations and financial condition.

Spain and other countries in which we operate have experienced slowdowns and volatility in their economies. This downturn has led to and could lead to further lower spending on our products and services by customers, including advertisers, subscribers, licensees, retailers and other consumers of our content offerings and services. In addition, in unfavorable economic environments, our business customers may have difficulties obtaining capital to finance their ongoing businesses and operations and may face insolvency, all of which could impair their ability to make timely payments and continue operations. We cannot predict the duration and severity of weakened economic conditions and such conditions and resultant effects could adversely impact our businesses, results of operations and financial condition.

A decline in advertising expenditures could cause our revenue and operating results to decline significantly in any given period or in specific markets.

A significant portion of our operating income (revenues) depends on the revenues generated from the advertising market through our Press, Radio and Audiovisual businesses, together with the digital business activities that we operate across all business areas. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Demand for our products is also a factor in determining advertising rates. For example, ratings points for our radio stations, television audience levels and circulation levels for our newspapers are factors that are weighed when determining advertising rates. A drop in advertising revenue could adversely impact our businesses, results of operations and financial condition.

The use of alternative means of delivery for newspapers and magazines may adversely affect our businesses.

Revenue in the newspaper and magazine publishing industry is dependent primarily upon advertising revenue, subscription fees and sale of copies. The use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in recent years. Should significant numbers of customers choose to receive content using these alternative delivery sources rather than through our product offerings, we may face a long-term decline in circulation, which may adversely impact our results of operations and financial condition.

The industries in which we operate are highly competitive and we may not successfully react to competitors’ actions.

The press, radio, education, audiovisual, digital, media distribution, advertising and publishing industries in which we operate are highly competitive. To compete effectively in these industries we must successfully market our products and react appropriately to our competitors’ actions, both by launching new products or services and by adjusting our pricing strategies. Such rigorous competition poses an ongoing challenge to our ability to increase audience share, increase sales, retain our present customers, attract new customers and improve our profit margins.

Furthermore, the regulatory policies of many countries in which we conduct business tend, where possible, to enable increased competition in most of the industries in which we operate. These counties have in the past granted, and can be expected to continue to grant, new licenses enabling the entry of new competitors into the marketplace. Such entries have the potential to reduce our revenues or make our operations less profitable.

We may not be capable of competing successfully with current or future industry participants, and the entry of new competitors into the industries in which we currently operate may reduce our revenue, market share or profitability. Any of these events could have an adverse impact on our businesses, results of operations and financial condition.

We may fail to adequately evolve our business strategy as the industry segments in which we compete further mature.

Our principal lines of business, specifically press, radio, education, audiovisual, digital, media distribution, advertising and publishing, are conducted in mature industry segments typified by moderate growth rates (or, in some cases, declining demand), standardized product offerings, a significant number of competitors and difficulties in developing and offering new products and services to consumers.

Advertising revenues represent a significant portion of our revenue (24% of our 2010 operating income). According to December 2010 Zenith Optimedia estimates, advertising expenditure in Spain is expected to grow by 3.0%, 5.0% and 6.0% in 2011, 2012 and 2013, respectively, which represents a 5.5% compound annual rate for 2011-2013. This same source estimates that advertising expenditure in television in Portugal will grow by 2.7%, 5.5% and 9.1% in 2011, 2012 and 2013 respectively and advertising expenditure in radio in Latin America will grow by 5.4%, 5.4% and 5.3% in 2011, 2012 and 2013 respectively.

According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2009-2013 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at a 12.5% compound annual rate. However, daily newspaper unit paid circulation in Spain is expected to decline at a 0.4% compound annual rate.

Sales of books and training represented 22% of our operating income for the year ended December 31, 2010. Regarding the total spending in the print educational book market, the report shows that Spain is the only country in Western Europe expected to grow in the period 2009-2013 (+1.3%). In Latin America, the report expects a 0.8% compound annual rate over the same period.

Revenue from subscribers represented 32% of our operating income for the year ended December 31, 2010. In relation to the pay television subscription market, the report states that the strong competition in the sector has cut into subscription TV household growth during the past three years in the EMEA (Europe, Middle East and Africa) region. Also, the deteriorating economic environment is expected to further cut into subscription household growth, with a slower take-up rate for new subscriptions and cutbacks in premium services, pay-per-view and video-on-demand. In 2010, the growth in subscription TV households in the EMEA region is expected to reach 1.9%. As economic conditions improve, the report expects a 4.2% increase in 2011 and a more than 5% increase during 2012-2013 in this region.

We must adopt new strategies to adequately address the challenges posed by this competitive climate. These new strategies may include capturing the benefits of economies of scale, cost reduction, better use of production capacity, increased employee productivity and achieving product and service differentiation through innovative marketing, product design, customer service and organization, among others, to provide us with a competitive edge over other industry participants and enhance the effectiveness of our response to customer demands.

Our failure to adapt strategically to the continuing maturity of the industries in which we operate or to adopt appropriate business strategies in the future could result in the loss of our current market share and, consequently, could adversely impact our businesses, results of operations and financial condition.

We are exposed to liability stemming from the contents of our publications and programming.

Although we attempt to verify the lawfulness of the contents of its publications, programs and broadcasts, we cannot guarantee that third parties will not bring claims against us in connection with its public dissemination of publications and the broadcasting of programs. We could be required to publish corrections to any such broadcasts or publications.

We could be ordered to pay damages, retract statements or restrict the content of our publications or programs if we are found to have infringed third party rights, any of which could adversely impact our businesses, results of operations and financial condition.

We operate in highly regulated industries and are therefore exposed to legislative, administrative and regulatory risks that could adversely impact our businesses.

Our businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for our operations in our Audiovisual and Radio segments. Changes in applicable laws or regulations, or in their interpretation, may occur and may substantially impact our business operations, including by requiring changes to our business methods, increasing our costs of doing business or by forcing us to cease conducting business in those segments. There can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future.

Television & Radio

Our radio and television operations in both Europe and Latin America are subject to government regulation and are conducted under revocable administrative concessions or licenses. Applicable radio and television regulations cover, among other matters, minimum coverage, necessary technical specifications, program content and permissible advertising. The regulations also cover the ownership and transfer of equity interests in companies engaged in the regulated activities.

We provide a considerable portion of our services under licenses or concessions granted by the governments and administrative bodies of the countries in which we operate. These licenses and concessions require us to comply with the imposed terms and conditions, including with specified investment commitments and established geographic coverage requirements, and to meet established service quality standards. The performance of such obligations is frequently secured by guarantees. In the event of any failure to comply with applicable law or the terms and conditions of a license or a concession, supervising authorities may review or revoke the license or concession or impose penalties on us. The continuity and the terms of the licenses and concessions may be subject to review by the relevant regulatory bodies and the regulators may also construe, amend or terminate a license or a concession. In the event of termination of a concession or license, we may not have access to any meaningful means of redress and termination could significantly adversely affect our business, results of its operations and financial condition.

Our business and our ability to meet the targets established by our strategic plan would be adversely affected in the event that any new legislation or regulations impose more restrictive provisions or more burdensome compliance requirements than those presently in effect or otherwise significantly quantitatively or qualitatively impact any of our licenses or concessions, or if such licenses or concessions were not to be renewed or are revoked, thereby negatively impacting our businesses, results of operations and financial condition.

Publishing

Our book publishing operations are subject to both general legislation applicable to book publishing as well as legislation regulating the publication of educational materials specifically applicable to textbooks. In addition, in Spain, Autonomous Community legislation (legislation by principal governmental bodies responsible for primary and secondary education, universities and higher education and other state-funded education) imposes various obligations on publishers of educational material and textbooks, and the legislation enacted in support of these functions is extensive. Should we breach any of our statutory obligations with respect to the publication of educational materials and textbooks, penalties could be imposed on us and our textbooks and other educational material could be declared unsuitable. Moreover, the increased adoption of book lending in schools by the Spanish Autonomous Communities is likely to entail a reduction in sales. Any of these developments could adversely impact our businesses, results of operations and financial condition.

Our operations outside of Spain subject us to risks typical to investments in countries with emerging economies.

For the year ended December 31, 2010 approximately 20% of our operating revenues was derived from operations in Latin America.

Various risks typical to investments in countries with emerging economies could adversely affect our operations and investments in Latin America, the most significant of which include:

•	the possible devaluation of foreign currencies or introduction of exchange restrictions, or other restrictions imposed on the free flow of capital across borders;

•
the potential effects of inflation and/or the possible devaluation of local currencies, which could lead to equity deficits at our subsidiaries operating in these countries and require us either to recapitalize the affected subsidiaries or wind up the operations of any such affected subsidiary;

•	the potential for foreign government expropriation or nationalization of our foreign assets;

•	the potential for substantial changes in applicable foreign tax levels or the introduction of new foreign taxes or levies;

•	the possibility of changes in policies and/or regulations affecting the economic climate or business conditions of the foreign markets in which we operate; and

•	the possibility of economic crises, economic instability or public unrest, which could have an adverse effect on our operations in those countries.

Any of the above circumstances could adversely impact both our ability to grow our operations in the affected countries and our results of operations and financial position.

If we do not successfully respond to the rapid technological changes that characterize our businesses, our competitive position may be adversely impacted.

In order to maintain and grow our business, we must adapt to technological advances, for which research and development are key factors. Technological changes could give rise to new competitors in our various businesses and provide new opportunities for existing competitors to increase market share at our expense. Consequently, should we fail to keep sufficiently abreast of the current and future technological developments in the industry, this could adversely impact our businesses, results of operations and financial condition, as well as our capacity to achieve our business, strategic and financial objectives.

Losses in excess of insurance, or losses resulting in increases to insurance premiums or failure to renew, could have an adverse effect on our business, financial condition or results of operations.

Although all of our companies maintain insurance policies with scope and coverage which we believe to be consistent with industry practices, our business, financial condition or results of operations could be significantly adversely affected by any exposure to a significant uninsured risk, any incurrence of losses significantly exceeding our insurance coverage, or any considerable increase in our insurance premiums due to claims in any given year significantly exceeding the historical level of claims.

Furthermore, as our insurance policies are subject to annual renewal, we may not be able to renew our existing policies on similar or favorable terms and conditions, if at all.

We are subject to material litigation that, if unfavorably determined, could adversely impact our results of operations or financial condition.

As of the date of this annual report, we are a party to various lawsuits. Since these proceedings are in progress, we cannot reliably anticipate the outcome thereof, nor can we fully assess the consequences of potential judgments. A judgment adverse to our interests could adversely impact our businesses, results of operations and financial condition. Moreover, even if claims brought against us are unsuccessful or without merit, we are required to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management’s attention from executing our business plan.

We depend significantly on our pay television business and negative developments in this market could have an adverse effect on our results of operations.

In 2010, revenue from the Spanish pay television market through Digital+ accounted for 40.2% of our operating income. Our share of the total pay television market in Spain in terms of revenues is 66.4%, according to the Spanish Telecommunication Market Commission (CMT) 3Q report 2010. The growth and profitability of the Digital+ business are dependent on developments in the pay television industry as a whole, as well as on changes in the film production and distribution industry. Industry developments impact:

•	our ability to stimulate pay television consumption, win new subscribers and increase the rate of penetration of pay television among homes with televisions; and

•	our ability to ensure the future continuity of the supply of television programming produced by third parties.

Should the market for pay television suffer a downturn or a significant reduction in subscribers, this would adversely impact our results of operations and financial condition.

Our business depends on a number of third-party infrastructures and technological systems for the provision of services to subscribers and any breakdown thereof could interrupt those services.

Currently, Prisa Televisión has contracts for the supply of satellite transmission services with the operators Hispasat, S.A. and Société Europeene des Satellites, S.A., or SES ASTRA. The provision by Prisa Televisión of satellite television services through Digital+ depends on these supply contracts remaining in force. The revocation, termination or failure to renew these contracts could prevent Prisa Televisión from providing its subscribers with satellite television services and could lead to an interruption in these services and adversely impact our businesses, results of operations and financial condition.

The failure of our controlling shareholder group to continue to hold, directly or indirectly, at least 30% of our share capital may trigger change of control provisions contained in a material shareholders agreement among shareholders of DTS.

If holders of a sufficient number of Prisa Class B convertible non-voting shares convert their shares into Prisa Class A ordinary shares and our existing controlling shareholder group does not exercise a sufficient number of its warrants to maintain ownership of, directly or indirectly, at least 30% of Prisa’s Class A ordinary shares, then the change of control provision contained in a material agreement may be triggered pursuant to the definition of “change of control” as defined in such agreement.

The terms of the shareholders agreement among the shareholders of DTS (Prisa Televisión, Telefónica and Telecinco) provide that, within 15 days of learning of a change of control of Prisa, each of Telefónica and/or Telecinco may require Prisa Televisión to sell all of its shares in DTS to Telefónica and/or Telecinco, pro rata, at a purchase price to be determined by internationally recognized investment banks chosen by each party. In the event of a change of control, through Prisa Televisión, we could lose our stake in our pay television business.

A change of control of Prisa is defined in the shareholders agreement as (i) the Prisa controlling shareholder group ceasing to own at least 30% of Prisa’s share capital or (ii) the existence of an individual Prisa shareholder or a group of Prisa shareholders (acting jointly through one or more voting agreements) holding an ownership interest in Prisa greater than the ownership interest held by the Prisa controlling shareholder group.

The loss of our stake in our pay television business would adversely impact our results of operations and financial condition.

Supermajority and other voting provisions in our bylaws, along with the existence of a controlling shareholder group, may have the effect of discouraging potentially interested parties from seeking to acquire us or otherwise influence the outcome of significant matters affecting our shareholders.

Our bylaws require a 75% supermajority shareholder vote to approve bylaw amendments, increases or reductions in our share capital, mergers and similar extraordinary transactions and, in some cases, the election of directors not nominated by our board of directors. Our controlling shareholder group currently controls over 30% of our total voting power. As a result, these bylaw provisions may have the effect of rendering more difficult or discouraging an acquisition of Prisa not supported by the controlling shareholder group or otherwise precluding corporate actions that the controlling shareholder group opposes, even if supported by a majority of our voting shares.

Because Prisa is a holding company and its assets are held primarily by its subsidiaries, we may not be able to pay dividends on our Class B convertible non-voting shares, even if we have sufficient distributable profits on a consolidated basis to make such payments.

The Prisa Class B convertible non-voting shares issued in connection with the business combination are entitled to receive a minimum annual dividend of €0.175, but only to the extent that Prisa has sufficient “distributable profits” for the applicable year, as that term is defined by the Spanish Companies Law, or sufficient premium reserve created by the issuance of the Prisa Class B convertible non-voting shares. If Prisa has no distributable profits in a given year or insufficient premium reserve created by the issuance of the Prisa Class B convertible non-voting shares, then no dividend will be payable for such year, and if Prisa has distributable profits in a given year or premium reserve created by the issuance of the Prisa Class B convertible non-voting shares which are insufficient to pay the annual dividend in full, then a partial dividend will be paid for such year, up to the amount of such distributable profits and premium reserve created by the issuance of the Prisa Class B convertible non-voting shares (so long as there is no legal restriction against such payment). Any unpaid dividends will accumulate from year to year.

Under the Spanish Companies Law, the determination of whether Prisa has distributable profits does not take into account the assets or profits of any of Prisa’s subsidiaries. Prisa is a holding company with no significant operating assets other than through its ownership of shares of, or other interests in, its subsidiaries. Prisa receives substantially all of its operating income from its subsidiaries. Prisa’s subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay dividends or distribute any amounts to Prisa, or to otherwise make any funds available to Prisa, to allow Prisa to pay dividends on the Prisa Class B convertible non-voting shares. In addition, the ability of Prisa’s subsidiaries to pay dividends or make distributions to Prisa may be subject to, among other things, applicable laws and/or restrictions contained in agreements or debt instruments to which such subsidiaries are bound. In addition, third parties own substantial interests in certain of Prisa’s subsidiaries and, accordingly, Prisa must share with minority shareholders any dividends paid by these subsidiaries. Prisa had, on a non-consolidated basis, a distributable profit of approximately €9.3 million in 2010, a loss in 2009, and a distributable profit of approximately €37.2 million in 2008.

Although Prisa has agreed to propose to its shareholders a resolution requiring Prisa to exercise its voting rights to cause its subsidiaries to deliver distributable profits to Prisa, there can be no assurance that the subsidiaries will be able to distribute such profits to Prisa, or that the amount of the distributable profits will be enough to allow Prisa to pay the minimum annual dividend on the Prisa Class B convertible non-voting shares. As a result, Prisa may not be able to pay all or a portion of the dividend payable on the Prisa Class B convertible non-voting shares, even if Prisa and its subsidiaries, on a consolidated basis, have profits in an amount greater than that needed to pay the minimum annual dividend.

The amount of the premium reserve created by the issuance of the Prisa Class B convertible non-voting shares was fixed prior to closing of the business combination as the difference between the issuance price of the Prisa Class B convertible non-voting shares and the nominal amount of such shares (€0.10). The premium reserve created by the issuance of the Prisa Class B convertible non-voting shares may be reduced as a result of losses in Prisa.

In addition any remaining accumulated dividends at the time of conversion (whether voluntary or automatic at the 42-month anniversary of issuance) will be paid on or before the date on which Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares to the extent there are distributable profits for the year of conversion or the previous year (if the minimum dividend for such year has not been declared) that are permitted by applicable law to be paid out. At that time, Prisa will determine and pay both the amount of the annual dividend payable for the portion of the year of conversion during which the shares subject to conversion remained outstanding and the amount of dividend that remained accrued at the time of conversion. Any such dividends (whether for the portion of the year of, or accrued at the time of, conversion) that do not become payable at that time due to the lack of sufficient distributable profits for that year or lack of available premium reserve will not thereafter become payable or be paid. Based on the number of Prisa Class B convertible non-voting shares issued in the business combination (approximately 403 million shares), an aggregate annual minimum dividend of €70.5 million would have been payable on the Prisa Class B convertible non-voting shares for each of 2008, 2009 and 2010. For 2008, Prisa would have been obligated to pay €37.2 million of this amount from available distributable profits and the remaining €33.3 million out of a charge against the premium reserve that would have been created at the time of issuance; for 2009, since Prisa did not have distributable profits for the year, Prisa would have been obligated to pay the entire €70.5 million out of a charge against the premium reserve.  For 2010, Prisa is obligated to pay €0.014583 per Class B convertible non-voting share.

We have not previously operated as a foreign private issuer in the United States and fulfilling our obligations as a foreign private issuer after the business combination may be expensive and time consuming.

We have not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act of 2002. Although we currently maintain separate legal and compliance and internal audit functions, and although Prisa is a public company in Spain with its shares listed on the Spanish Continuous Market Exchange and thus has to comply with the securities laws and regulations that apply to Prisa in Spain (including rules with respect to corporate governance practices, reporting requirements and accounting rules), we have not previously been required to establish and maintain disclosure controls and procedures and internal controls over financial reporting as will be required with respect to a public company with substantial operations and shares registered in the United States.

Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange, we are required to implement additional corporate governance practices and adhere to a variety of reporting requirements and accounting rules. However, as a “foreign private issuer,” we are exempt from some corporate governance practices, reporting requirements and accounting rules under the rules of the New York Stock Exchange and under the Sarbanes-Oxley Act of 2002. For example, we are permitted to follow Spanish corporate governance practices in lieu of the New York Stock Exchange rules with some exceptions so long as we disclose the ways in which our corporate governance practices differ from those followed by U.S. issuers under New York Stock Exchange listing standards. As an additional example, the Sarbanes-Oxley Act of 2002 gives foreign private issuers certain exemptions from the requirement that each member of the foreign private issuer’s audit committee be “independent.”

Compliance with obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs.

Risks Relating to Taxation

You may have to pay taxes on constructive distributions without receiving a corresponding distribution of cash or property.

If the conversion ratio of the Prisa Class B convertible non-voting shares into Prisa Class A common shares is increased, as provided in the terms of the Prisa Class B convertible non-voting shares, holders of Prisa ADS-NVs may be treated as having received a constructive distribution if such increase in the conversion ratio has the effect of increasing the proportionate interest of such holders in Prisa’s earnings and profits or assets. In such a case, holders may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding that they do not receive such distributions.

Item 4. INFORMATION ABOUT PRISA

A.	Our History and Development

Overview

Promotora de Informaciones, S.A., which operates under the commercial name “Prisa,” was incorporated in the city of Madrid on January 18, 1972. We are the leading multimedia group in Spain and Portugal and we believe we are one of the leading multimedia groups in the Spanish-speaking world. We operate in more than 20 countries, including Brazil, Mexico and Argentina as well as many other Latin American countries and the United States.

History

The following are certain significant events in the development of Prisa:

1972

•	Prisa founded, but does not begin operations.

1976

•	El País first issue.

1980s

•	We acquire Cadena SER.

•	We acquire Cinco Días.

1990

•	Sogecable, 25.0% owned by Prisa, is awarded a television license to operate Canal+, first experience of pay TV in the country.

1996

•	We acquire a controlling equity interest in AS and launches websites for El País, Digital+, AS and Cadena SER.

1997

•	Sogecable launches Canal Satélite Digital, Spain’s leading multi-channel digital direct-to-home platform.

1999

•	We expand our activities into the music market by founding Gran Vía Musical.

•
We acquire our equity interest in Caracol, S.A., or “Radio Caracol”—the largest radio group in Colombia—and create Participaciones de Radio Latinoamericana S.L., or “PRL,” through which we carry out our radio operations in Chile, Costa Rica, Panama, the United States and France.

2000

•	We launch our initial public offering and our shares begin trading through the Spanish stock market interconnection system.

•	We expand our activities to media advertising sales through the acquisition of GDM.

•	We expand our activities to book publishing and printing through Santillana and Dédalo, respectively.

2001

•	We establish audiovisual producer Plural Entertainment, to develop and produce audiovisual content.

•
We enter the radio market in Mexico through an agreement with Grupo Televisa A.B., or Televisa, to develop the radio market in Mexico, which involved the acquisition of a 50.0% equity interest in Sistema Radiópolis, S.A. de C.V., which is referred to as  “Radiópolis.” Management is run by Prisa.

•	We acquire Editora Moderna Ltda., or “Editora Moderna,” in Brazil.

2002

•
We organize Grupo Latino de Radio S.A., or “GLR,” as a holding company to restructure our radio businesses in Latin America, and our equity interests in PRL, Radiópolis and Grupo Caracol are transferred to GLR.

2005

•	We enter the Portuguese media market through the acquisition of 100.0% of the equity of Vertix, which owns 33.0% of the equity of Media Capital.

2006

•	We increase our ownership interest in Sogecable to 42.9%.

•	We combine our ratio activities in Latin America and Spain into Unión Radio.

2007

•	We acquire all of the shares of Iberoamericana Radio Chile, S.A. through GLR Chile, Ltda.

•	We increase our ownership interest in Media Capital to 94.7%

2008

•	We acquire the remaining outstanding share capital of Sogecable, increasing our ownership interest to 100%.

The following significant events occurred in 2010:

•
We carried out a capital increase and obtained €650 million in cash. After this transaction, the investors of Liberty Acquisition Holdings Corp became Prisa shareholders. At the same time, Prisa shareholders before the 23rd of November were granted Prisa warrants. In connection with this transaction, we listed our shares, in the form of American Depositary Shares on the New York Stock Exchange. Our new shares started trading on the NYSE and on the Spanish stock exchanges in December. Our warrants are also traded on the Spanish stock exchanges.

•	We refinanced our debt, extending its maturity to 2013.

•	Within the process of the entrance of strategic partners in the group, during 2010 the following agreements were closed:

-	We sold a 25% stake in Santillana to DLJ South American Partners LP.

-	Through Prisa Televisión (formerly Sogecable), we sold a 44% stake in Digital+ to Telefónica (22%) and Telecinco (22%) for €976 million in cash, which was mainly used for debt amortization.

-
On December 28, 2010, Prisa Televisión sold 100% of Sociedad General de Televisión Cuatro, S.A. and subsidiaries to Gestevisión Telecinco, S.A. This sale was carried out through the subscription by Prisa Televisión of a 17.336% stake in Gestevisión Telecinco, S.A. in non-cash capital increase approved by the shareholders of Gestevisión Telecinco, S.A. in their general meeting held on December 24, 2010. The market value of this investment on subscription was €590 million. As a result of this transaction, we consolidate Gestevisión Telecinco, S.A. Group and subsidiaries using the equity method.

•	We announced a restructuring plan, which will reduce our workforce by 18% through outsourcing and voluntary redundancy.

Business areas

Our principal business operations are:

•	Audiovisual, which includes pay television, free-to-air television and television and film production;

•	Education, which includes the publishing and sale of general books, educational material and training materials;

•	Radio, which includes the sale of advertising on our networks; and

•	Press, which includes the publishing of newspapers and magazines and the sale of advertising in such publications.

We operate a digital platform that provides services and support to each of these principal business operations. We also sell media advertising and promote and produce musical events. We are the leader in Spain, and we believe we are one of the leaders in the Spanish-speaking world, in daily newspapers through El País, in radio through Cadena SER, and in education and publishing through Santillana. Through Prisa Televisión and its digital platform, Digital+, we are also the leader in pay television in Spain. In specialized press, we are ranked second in sports press through AS and are ranked second in financial press through Cinco Días.

Media Capital, our subsidiary, operates TVI, the leading free-to-air television network in Portugal. Media Capital also operates an audiovisual production business as well as a radio network, produces music recordings and distributes films and video/DVDs.

Prisa is domiciled in Spain, its legal form is a public limited liability company and its activity is subject to Spanish legislation and particularly to the Spanish Companies Law. It has been in continuous operation since its public deed of incorporation was executed, and now has perpetual existence. Our registered office is located at Gran Vía 32, 28013 Madrid, Spain. Our telephone number is +34 (91) 330 10 00.

Capital expenditures and disposals

Our principal capital expenditures during the three years ended December 31, 2010 consisted of additions to property, plant and equipment and additions to intangible assets. In 2010, 2009 and 2008, we made capital expenditures of €206 million, €128 million and €191 million, respectively.

Year ended December 31, 2010

Our capital expenditure increased by 61.0% to €206 million in 2010 compared to €128 million in 2009, mainly as a result of acquisition of digital set-top boxes and cards by the change in the marketing model iPlus from a sales model to a transfer with licensing fees.

The most significant disposals in 2010 were the result of the sale of Prisa Televisión’s headquarters in Tres Cantos and the sale of data processing equipment at its carrying amount to CSI Renting de Tecnología, S.A.U. within the framework of an outsourcing agreement signed with Indra Sistemas, S.A. on December 23, 2009. The agreement provides for the outsourcing of our IT technology management systems and R&D projects for a seven-year period.

Year ended December 31, 2009

Our capital expenditure decreased by 32.8% from 2008 to 2009. This reduction was largely due to  a decrease in Digital + capital expenditures related to the decline in the number of suscribers, a cost saving plan and a capital expenditures reduction policy.

Year ended December 31, 2008

On July 29, 2008, we entered into an agreement for the sale and leaseback of three of our buildings in Madrid (Gran Vía, 32 and Miguel Yuste, 40) and Barcelona (Caspe, 6-20) with Longshore, S.L., or Longshore, for €300 million, which gave rise to a gain of €227 million.

Financial Investments

Our principal financial investment in 2010 was the acquisition of an additional stake in V-me Media Inc, the fourth largest TV operator in the US Hispanic market.

In 2008 we launched a mandatory takeover bid for the remaining outstanding shares of Prisa Televisión (52.91%) resulting in an investment in financial assets of €2,057 million.

Recent Developments

At the beginning of 2011, we began implementation of a restructuring plan which will affect 18% of our workforce globally (2,500 people), including 2,000 people in Spain and 500 people in Portugal and Latin America. This restructuring will be extended until the first quarter of 2012 and will include various measures (outsourcing, voluntary redundancy, early retirement, etc.). This plan is based on a thorough analysis of each of our companies with the aim of resizing teams to appropriate levels and achieving the rationalization of resources, as well as the standardization and centralization of global processes. As of the date of this annual report, we were evaluating the economic impact of these measures, which will be definitive once negotiation with labor representatives has terminated.

During 2011, we reached an agreement with PortQuay West I B.V., a company which is controlled by Miguel Pais do Amaral, to sell 10% of Grupo Media Capital SGPS, S.A.’s share capital for approximately EUR 35 million. This agreement will allow the buyer the option to purchase up to an additional 19.69%.

B.	Our Business

Our activities are organized into the following segments: Audiovisual, Education, Radio and Press. This structure is supported by the Digital area, which provides services and support to all business segments. Additionally, we do business in other areas not part of any business segment including distribution, an advertising agency, Prisa Innova, real estate and printing (known as Dédalo).

The following table describes our organizational structure by segment.

Audiovisual	Education	Radio	Press
● Prisa Televisión (formerly Sogecable)	● Education ● General Publishing	● Radio in Spain ● International Radio	● El Pais ● AS
● Media Capital	● Training	● Gran Via Musical	● Cinco Dias
● Audiovisual Production			● Magazines

The following table shows our revenues, by business segment, for the previous three fiscal years (in thousands of euros, except for margins).

	Audiovisual			Education
	2010	2009	2008	2010	2009	2008
Revenue	1,372,401	1,529,454	1,859,173	642,252	616,885	607,650
Adjusted EBITDA (1)	308,777	353,672	428,342	166,347	152,115	134,348
Profit from operations	194,437	216,235	277,260	105,461	90,004	77,008
Adjusted EBITDA margin	22.5%	23.1%	23.0%	25.9%	24.7%	22.1%
Profit from operations margin	14.2%	14.1%	14.9%	16.4%	14.6%	12.7%

	Radio			Press
	2010	2009	2008	2010	2009	2008
Revenue	405,522	377,166	415,260	402,523	415,788	503,938
Adjusted EBITDA (1)	108,065	100,026	102,448	56,482	52,598	66,931
Profit from operations	90,064	82,027	86,679	41,767	29,321	51,565
Adjusted EBITDA margin	26.6%	26.5%	24.7%	14.0%	12.7%	13.3%
Profit from operations margin	22.2%	21.7%	20.9%	10.4%	7.1%	10.2%

	Other (2)			Total
	2010	2009	2008	2010	2009	2008
Revenue	33	35,827	308,717	2,822,731	2,975,120	3,694,738
Adjusted EBITDA (1)	(43,340)	(24,042)	262,779	596,331	634,369	994,848
Profit from operations	(95,577)	(37,123)	256,195	336,152	380,464	748,707
Adjusted EBITDA margin	—	(67.1%)	85.1%	21.1%	21.3%	26.9%
Profit from operations margin	—	(103.6%)	83.0%	11.9%	12.8%	20.3%
_________________
(1)
Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. We define “Adjusted EBITDA” as profit from operations, as shown on our financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. We use Adjusted EBITDA as a financial measure to assess the performance of our businesses. We present Adjusted EBITDA because we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results.

Although we use Adjusted EBITDA as a financial measure to assess the performance of our businesses, it is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)
“Other” includes our digital platform and our distribution, advertising, real estate and corporate activities, and the eliminations and adjustments on consolidation. “Other” does not include Dédalo, which is accounted for under the equity method. 2008 figures include the impact of the sale of three of our real estate holdings in Madrid and Barcelona.

In 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we decided to present the results of our Spanish free-to-air TV business under “Loss after tax from discontinued operations”on our consolidated income statement. According to IFRS 5, and for comparison effects, the consolidated income statements for the years ended December 31, 2009 and 2008 have been restated to present the results of operations of Cuatro as discontinued operations. Furthermore, our audiovisual segment results for 2010, 2009 and 2008 do not include Cuatro figures.

Business Segment

Audiovisual

We believe that we are a leading producer and distributor of Spanish and Portuguese audiovisual content, and the largest in the Iberian market (see further discussion in this section concerning the external sources that show this leadership). In 2010, we continued expanding and at December 31, 2010 we had a 32.95% stake in the fourth largest television operator in the U.S. Spanish-language market, V-me. With operations in Spain, Portugal and the United States, our audiovisual content reaches numerous countries in Europe and Latin America.

In the distribution area, we have a diversified range of products, which include the leader in pay television in Spain through the satellite platform Digital+.

We also operate Media Capital, the owner of TVI, the leading free-to-air television network in Portugal. In the production area, we believe we lead the Portuguese market with Plural Entertainment Portugal (formerly NBP). Additionally, Plural Entertainment España, a producer of film and television, operates in Spain and the United States.

In 2010, the Audiovisual segment accounted for 48.6% of our revenue and 57.8% of our profit from operations.

The table below sets forth the revenues of the businesses included in our Audiovisual segment (in thousands of euros, except for margins).

	Prisa Televisión			Media Capital (2)
	2010	2009	2008	2010	2009	2008
Revenue	1,133,989	1,284,626	1,562,950	249,008	267,708	309,470
Adjusted EBITDA (1)	269,372	300,895	367,336	48,037	52,484	61,221
Profit from operations	174,064	178,504	237,826	29,005	37,438	39,649
Adjusted EBITDA margin	23.8%	23.4%	23.5%	19.3%	19.6%	19.8%
Profit from operations margin	15.3%	13.9%	15.2%	11.6%	14.0%	12.8%

	Other (3)			Total
	2010	2009	2008	2010	2009	2008
Revenue	(10,596)	(22,880)	(13,247)	1,372,401	1,529,454	1,859,173
Adjusted EBITDA(1)	(8,632)	293	(215)	308,777	353,672	428,342
Profit from operations	(8,632)	293	(215)	194,437	216,235	277,260
Adjusted EBITDA margin	-	-	-	22.5%	23.1%	23.0%
Profit from operations margin	-	-	-	14.2%	14.1%	14.9%
_________________
(1)
Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	For comparison purposes, Media Capital includes the data for Plural Entertainment España, although this business line was transferred to Media Capital in April 2008.
(3)	“Other” includes Localia, the local television business line, classified since 2008 as a discontinued operation, and the adjustments and eliminations on consolidation.

Prisa Televisión (formerly Sogecable)

Founded in 1989, Prisa Televisión is Spain’s leading pay television group. Prisa Televisión pioneered the introduction of high-definition, 3-D television (launched June 2010) and interactive services. Prisa Televisión owns various subsidiaries with different operations that are vertically integrated. The subsidiaries provide audiovisual rights and ancillary services in the Spanish market. Prisa Televisión’s main source of revenue is the pay television activities performed by Prisa Televisión through Digital+ and Canal+. Prisa Televisión’s pay television channels offer strong differentiation from other offerings in the Spanish marketplace with premium sports content (including full coverage of Spanish football tournaments) and access to Hollywood films. Prisa Televisión’s other activities include the acquisition and management of audiovisual rights, audiovisual production, channel distribution and marketing.

Our premium sports content includes tennis (Wimbledon, Australian Open, US Open), football (Barclays Premier League Football, Bundes Liga football, UEFA Europa League football, the FA Cup, the Carling Cup, Lega Calcio and the Argentine League), golf (the British Open, PGA Tour, the Masters, the Ryder Cup, the US Open and the European Tour), basketball (NBA basketball, NCAA), rugby, NFL American football and Major League Baseball. Prisa Televisión also has exclusive pay television broadcast rights within Spain for programming from the following studios: MGM, DreamWorks Studios, 20th Century Fox, Paramount, TimeWarner, Universal Studios, Columbia TriStar Films and Disney.

The development of audiovisual products for new-generation media has driven Prisa Televisión to begin creating products based on mobile telephony and the internet. Additionally, Digital+ in high definition is accessible to subscribers to the platform through iPlus, a technologically advanced set-top box through which high-definition broadcasts can be received and which can store up to 80 hours of programs on its digital video recorder.

Prisa Televisión also broadcasts on a digital terrestrial television channel, the pay DTT channel, Canal+ Dos, which was launched in August 2010.

Prisa Televisión has been operating as a television producer since its inception. Under the Canal+ brand, Prisa Televisión creates and operates several channels. Prisa Televisión produces theme-based channels that deal with a wide variety of content, which, in addition to being included in the Digital+ range of services, are marketed to cable operators. These include: DCine Español, Golf+, Sportmanía, Viajar, 40 TV, 40 Latino and  Caza y Pesca.

According to the Spanish Telecommunication Market Commision, or CMT, Digital+ is the leading pay television network in Spain. In 2010, Digital+ generated revenue of €1,134 million and profit from operations of €174 million.

The number of Digital+ subscribers and the average monthly revenue per unit, or ARPU, for each of 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	2010	2009	2008
	(unaudited)
Subscriber breakdown (in thousands)	1,785	1,846	2,035
Satellite (DTH)/DTT	1,774	1,846	2,035
Wholesale distribution	11	-	-
ARPU (in euros)	41.7	41.5	44.6

The final months of 2010 showed a positive trend in the evolution of Digital+ subscribers. In the last quarter of 2010, gross additions of subscribers amounted to 11,897, and December was the ninth consecutive month of declines in cancellations compared to the previous year. During 2010, gross additions increased by 22.7% and cancellations decreased by 18.9%. The cancellation rate for December 2010 reached 15.8%, showing a significant improvement compared to December of the previous year (18.2%).

Agreements with Jazztel, Telecable, Orange and ONO for the sale of content have been closed recently, and negotiations to close additional deals with other operators are underway. These agreements are expected to make a strong contribution in the future number of subscribers and revenues. The positive trend in Digital+ subscribers would have been even better if there had not been a delay with respect to the initial expectations in wholesale distribution.

Digital+ subscribers with iPlus set–top box increased from 2009 by more than 200,000, reaching 305,379 subscribers. This increase was due principally to a shift of our iPlus marketing model from a sales model to a transfer with licensing fees.

As of December 2010, 165,153 subscribers were using the Multi+ (multiroom) service. The number of subscribers with both iPlus and Multi+ reached 125,966 subscribers, which meant an increase of 45,941 subscribers in the last quarter of the year.

Media Capital

Media Capital is the leading multimedia group in Portugal. According to Marktest, Media Capital’s subsidiary, TVI, is Portugal’s leading free-to-air television channel in terms of audience. Media Capital also engages in audiovisual production and has a presence in radio, music, film and DVD distribution and internet businesses.

In 2010, TVI and audiovisual production accounted for 88.4% of Media Capital´s total revenue. According to Marktest, TVI maintained its leadership in Portugal with an average 24-hour audience share of 35.2% and 39.1% in prime time. TVI was confirmed for the sixth consecutive year as the most viewed channel in Portugal.

In 2008, Media Capital centralized its audiovisual production activity, creating what we believe to be one of the largest audiovisual producers in the Iberian Peninsula. This involved bringing together Media Capital of Plural Entertainment Portugal, a leading television producer in Portugal, and Plural Entertainment España, specializing in the production of content for Spain and Latin America.

Other

In November 2008, we discontinued the operation of Localia, our local television business, as a result of the difficulties and inconsistencies presented by the regulatory framework and the saturation of digital terrestrial television licenses. Operation of Localia was also adversely affected by the international financial crisis and the reduction in advertising expenditure in the Spanish television market.

In 2008, 2009 and 2010, Localia was classified as a discontinued operation, and its figures were included as such in the financial statements of Prisa. In prior years, the income and expenses of this business line were included in our operating results. Localia’s results of operation for 2009 and 2010 were not material to our consolidated results.

Education

The Education  segment encompasses our publishing, educational and training activities through our publishing arm Santillana. In 2010, the Education segment represented 22.8% of our revenue and 31.4% of our profit from operations.

Santillana operates in more than 20 countries, and its activities cover a wide array of products ranging from the publishing of school textbooks (by Santillana Educación), the publishing of language teaching books (by Richmond, Santillana Français, Español Santillana and Santillana United States), general publishing (under the Alfaguara, Taurus and Aguilar names, among others) and distribution (by Itaca).

In the textbook market, Santillana has a catalog of over 13,700 titles. The publishing of textbooks generated revenue of €403 million in 2010 (62.7% of the total revenue of the Santillana business unit in 2010).

In 2010, 72% of Santillana’s total Education revenue came from Latin America (€461 million). The largest share came from Brazil (31% of Santillana’s 2010 revenue), and the second largest share came from Mexico (12% of Santillana’s 2010 revenue).

Santillana has also continued working to incorporate new technologies in the development of contents. The most relevant recent initiatives include:

•
The development of books and educational materials in digital format, designed for students as well as teachers. In almost all the countries in which we operate, the Group leads the way in this type of development; especially noteworthy were the digital books commercialized for the 1st and 2nd cycles of the ESO in Catalonia.

•
Digital versions of General Editions, both editorial and new releases, for distribution on the Libranda digital distribution platform. Started in 2010, it leads the Spanish digital book segment; the Santillana Group owns 26.66%. This initiative has spread to other countries, with Brazil and the United States at the forefront.

Radio

The Radio segment encompasses our Spanish and international radio business activities (integrated under Prisa Radio (formerly Unión Radio)) and the promotion and production of musical events. In 2010, this segment accounted for 14.4% of our total revenue and 26.8% of our profit from operations. The Radio segment is divided into Radio in Spain, International Radio and other.

We believe that Prisa Radio is the largest Spanish-language radio group in the world with approximately 26 million listeners and 1,270 proprietary and affiliated broadcasting stations, distributed in ten countries: Spain, the United States, Mexico, Colombia, Costa Rica, Panama, Argentina, Chile, Guatemala and Ecuador. According to EGM in Spain, ECAR in Colombia and Ipsos in Chile, We are the leader in terms of audience in those countries. In Mexico and Argentina, Prisa Radio is third and fourth in audience share according to the INRA and IBOPE surveys, respectively. Based on these sources, Prisa Radio’s market shares in 2010 were as follows: 51.3% in Spain, 45.5% in Chile, 39.5% in Colombia, 13.7% in Mexico and 10.3% in Argentina.

Through Gestión de Marcas Audiovisuales, S.A., or Gema, Prisa Radio is also involved in merchandising activities through brand leveraging—40 mobile activities (agreements with telecom operators), 40 credit card activities (agreements with financial entities), 40 travel activities (agreements with online travel agencies) and 40 magazine activities.

The revenues for the past three years for the Radio segment are set forth below (in thousands of euros, except for margins):

	Radio in Spain			International Radio
	2010	2009	2008	2010	2009	2008
Revenue	252,907	254,206	295,473	118,913	92,442	94,803
Adjusted EBITDA(1)	71,137	76,055	88,107	32,347	18,789	12,240
Profit from operations	61,006	64,983	78,567	26,139	12,808	6,235
Adjusted EBITDA margin	28.1%	29.9%	29.8%	27.2%	20.3%	12.9%
Profit from operations margin	24.1%	25.6%	26.6%	22.0%	13.9%	6.6%

	Other (2)			Total
	2010	2009	2008	2010	2009	2008
Revenue	33,702	30,518	24,984	405,522	377,166	415,260
Adjusted EBITDA(1)	4,581	5,182	2,101	108,065	100,026	102,448
Profit from operations	2,919	4,236	1,877	90,064	82,027	86,679
Adjusted EBITDA margin	13.6%	17.0%	8.4%	26.6%	26.5%	24.7%
Profit from operations margin	8.7%	13.9%	7.5%	22.2%	21.7%	20.9%
_________________
(1)
Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with, IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes the activities of Gran Vía Musical and eliminations and adjustments on consolidation.

Radio in Spain

In 2010, Radio in Spain represented 62.4% of the total revenue of the Radio segment, or €253 million (down 0.5% from 2009). Most of the revenue from this area is obtained from advertising. According to Infoadex, our Radio segment has a 53.9% market share in Spain.

In Spain, Prisa Radio’s flagship general interest network is Cadena SER. Prisa Radio, through its 513 proprietary and affiliated stations, also has five music networks: 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM.

According to the 2010 final EGM survey, “Cadena SER”, with 4,247,000 users, maintains its leadership position in 24 hours. This performance includes music radio, in which “40 Principales” reached 3,890,000 users.

According to the final EGM survey for 2010, the audience of our networks was as follows (in thousands of listeners):

	2010	2009
Cadena SER, general interest	4,247	4,819
40 Principales	3,890	3,654
Dial	2,210	1,964
MáximaFM	700	568
M80	539	550
Radiolé	424	496
Total	12,010	12,051

International Radio

International radio revenue represented 29.3% of Prisa Radio’s total revenue and amounted to €119 million in 2010 (up 28.6% from 2009).

In the United States, our Radio segment carries on its activities through two radio stations broadcasting in Spanish—one in Southern California and one in Miami. Both of these geographical areas have large populations of native Spanish speakers.

In Mexico, Prisa Radio operates through Radiópolis, which is 50% owned by Televisa and managed by Prisa Radio.

The 40 Principales global format is also broadcast in Panama, Costa Rica, Chile, Argentina and Colombia.

Radio Caracol is one of the best recognized stations in Latin America and, according to the ECAR fourth survey for 2010, the leader in the Colombian radio market in terms of audience.

In 2010, the international radio presence has boosted the launch of new sites associated with brands, increasing the signal via streaming. Live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards were broadcast to 20,000 live spectators and 100,000 watching on the Internet.

Other

Gran Vía Musical focuses on promoting and producing musical events and tracking the progress of performing artists through Planet Events, and on musical publishing rights through our subsidiaries Nova and Lirics & Music.

In 2010, Planet Events participated in over 200 events attended by approximately 650,000 spectators. In 2010, Planet Events has promoted the tours of Patito Feo, Miguel Ríos, Alejandro Fernández and Eros Ramazotti, among others, and counts David Bisbal among its bookings.

Press

In 2010, the Press segment represented 14.3% of our operating income and 12.4% of profit from operations. The Press segment includes the leading Spanish newspaper El País, the sports newspaper AS, the financial newspaper Cinco Días and the magazine business, which includes, among other titles, Cinemanía, the Spanish version of Rolling Stone and Gentleman.

The following table details the revenues from each of the activities within the Press segment (in thousands of euros, except for margins):

	El País			AS
	2010	2009	2008	2010	2009	2008
Revenue	275,251	285,095	353,662	82,292	72,574	82,660
Advertising	126,271	128,257	169,997	23,747	15,234	19,882
Circulation	116,081	123,384	131,236	51,225	51,867	56,325
Other	32,899	33,454	52,429	7,320	5,473	6,453
Adjusted EBITDA(1)	38,562	39,341	52,759	15,865	10,718	10,760
Profit from operations	28,221	19,580	39,561	14,059	9,773	10,389
Adjusted EBITDA margin	14.0%	13.8%	14.9%	19.3%	14.8%	13.0%
Profit from operations margin	10.3%	6.9%	11.2%	17.1%	13.5%	12.6%

	Cinco Días			Other (2)
	2010	2009	2008	2010	2009	2008
Revenue	15,323	15,165	19,339	29,657	42,954	48,277
Advertising	8,736	8,141	10,876
Circulation	6,092	6,570	8,054
Other	495	454	409
Adjusted EBITDA(1)	50	(640)	383	2,004	3,179	3,029
Profit from operations	(399)	(1,282)	115	(114)	1,250	1,500
Adjusted EBITDA margin	0.3%	(4.2%)	2.0%	6.8%	7.4%	6.3%
Profit from operations margin	(2.6%)	(8.5%)	0.6%	(0.4)%	2.9%	3.1%

	Total
	2010	2009	2008
Revenue	402,523	415,788	503,938
Adjusted EBITDA (1)	56,482	52,598	66,931
Profit from operations	41,767	29,321	51,565
Adjusted EBITDA margin	14.0%	12.7%	13. 3%
Profit from operations margin	10.4%	7.1%	10.2%
_________________
(1)
Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes international press until September 2009, magazines and eliminations and adjustments on consolidation.

El País

According to Oficina de Justificación de la Difusión, or OJD, El País has, for the last 30 years, been the Spanish daily newspaper with the highest circulation in Spain. El País represented 68.4% of total Press revenue in 2010 and 67.6% of the segment’s profit from operations. In 2010, El País had an average daily circulation of 370,080 copies and an average circulation on Sundays of 567,584 copies. Also according to OJD, El País holds a 24.8% share of the circulation of the major Spanish national newspapers. According to the final EGM survey for 2010, El País confirmed its leadership position among paid newspapers with an average of 1,924,000 daily readers. Also according to the final EGM survey for 2010, the views of El País digital version grew by 6.0% compared with 2009. In 2010, El País’s revenue was €275 million, of which advertising accounted for 45.9%, amounting to €126 million (down 1.6% from 2009). According to Infoadex, El País held a 10.6% share of the newspaper advertising market in Spain in 2010.

AS

The AS sports newspaper represented 20.4% of Press revenue in 2010 and 33.7% of profit from operations. According to OJD, AS had an average daily circulation of 211,553 copies and finished 2010 closer than ever to its main competitor. According to the final EGM survey for 2010, the number of AS readers increased by 89,000 in 2010, to total 1,395,000 daily readers, while AS.com unique users increased by 13.7% compared with 2009.

AS has been able to adapt its business model to the current movement from print media to digital media and has been successful in generating online revenue. In 2010, according to Omniture, AS currently has over 15 million individual users.

In 2010, AS’s revenue amounted to €82 million (up 13.4% from 2009), of which 62.2% was obtained from circulation.

Cinco Días

Cinco Días attained an average daily circulation of 31,202 copies in 2010 according to OJD. According to the final EGM survey for 2010, Cinco Días achieved a readership figure of 68,000 per day, making it the only economic newspaper in Spain that grew in audience figures.

Other—Magazines Business

Within the Press segment, the principal activity included in the “Other” segment is our Magazines business.

We carry on our Magazines business through Promotora General de Revistas S.A., or Progresa, publishing its own magazines and those of third parties. We believe it is the leading publisher in terms of number of copies, with close to 30 titles in the Spanish market. Its principal titles include most notably: Cinemanía, Rolling Stone (Spain), Gentleman, La Revista 40, Claves de la Razón Práctica, Car, Europa (Air Europa) and Foreign Policy (Spain). It also publishes the El País Yearbook  and the Wine Yearbook.

The revenues of the Magazine sector for the past three years are below:

	Magazines
	2010	2009	2008
	(thousands of euros)
Revenue	35,936	38,170	41,254
Adjusted EBITDA(1)	2,004	2,156	2,877
Profit from operations	1,274	1,121	2,175
Adjusted EBITDA margin	5.6%	5.6%	7.0%
Profit from operations margin	3.5%	2.9%	5.3%
_________________
(1)
Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

Principal Markets

Geographical markets

In 2010, we generated 72% of our revenue in Spain and 28% of our revenue outside of Spain. 59.1% of revenue from outside of Spain was generated by the Education business, 24.8% by Media Capital and the remainder mainly by international radio.

The following table sets forth, by geographical market, our revenue in the last three years:

	Geographical Source of Revenue
	2010	2009	2008
	(thousands of euros)
Spain	2,030,452	2,235,921	2,944,856
International	792,279	739,199	749,882
Total revenues	2,822,731	2,975,120	3,694,738
% Spain	72%	75%	80%
% International	28%	25%	20%

Pay television market in Spain

In 2010, our pay television revenue from Digital+ amounted to €1,134 million, accounting for 40.2% of our total revenues. The pay television market in Spain is currently made up of satellite, cable and internet operators. As of December 31, 2010, there were approximately 4.2 million pay television subscribers in Spain.

Digital+ leads this segment, with a 2010 market share of 42.3% based on the number of subscribers and of 61.7% based on revenue as detailed below:

Total subscribers: approx. 4.2 million                                     Total revenue of pay TV in Spain: €1,229 million

Source: Spanish Telecommunication Market Commission (CMT) 3Q Report 2010

Education market

Textbooks

The following table shows, by country, for the 2010 textbook sale season, the size of the market (including all children in formal education, from infant school to secondary education) and the target market of Santillana (schools where direct promotional work is carried out), all in thousands of students, and the market share of Santillana (excluding government purchases).
Country	Market Total	Target Market	Santillana Market Share (of Target Market)
Spain	6,499	6,499	21.3%
Portugal	1,549	1,549	7.4%
Mexico	26,990	3,065	13.8%
Argentina	8,763	2,090	26.5%
Chile	3,735	325	32.3%
Colombia	11,219	1,542	26.8%
Peru	7,320	882	30.1%
Dominican Republic	2,238	428	57.5%
Ecuador	3,643	889	21.6%
Costa Rica	916	98	42.7%
Panama	819	118	45.1%
Guatemala	3,472	582	32.0%
El Salvador	1,727	214	45.0%
Honduras	2,045	206	41.4%
Bolivia	2,844	189	24.1%
Paraguay	1,599	199	20.3%
Puerto Rico	713	146	22.2%
Uruguay	465	66	38.9%
Venezuela	6,665	1,401	18.9%
Brazil	49,795	5,445	13.6%
Total	143,016	25,933

Source: Prisa internal estimates, excluding USA.

Based on our internal estimates, we believe that Santillana is the leader in the textbook market in all the countries in which we operate, except for Chile (where the Ministry of Education leads the market) and Portugal (where it is third behind the Porto and Leya Groups).

Santillana competes with local companies or groups, on the one hand, and with a small number of publishing groups, on the other hand (SM, Macmillan, Anaya, Norma and Pearson, for example).

We estimate that in Spain the market share of Santillana is 21.3%, while Anaya has 16.4% and SM has 13.8%.

In Brazil, Santillana has had a presence since 2001 through Editora Moderna. Since 2001 its market share has increased significantly in both the private-sector and the public-sector market. We estimate its market share in the Brazilian market is currently 21.5%.

General interest books

Santillana has a catalogue of over 11,700 titles in the general publication area and generated revenue of €147 million in 2010 (22.9% of the total revenue of the business unit).

In Spain, Santillana, Planeta and Random House (Bertelsmann) lead the market. In Brazil, the market is led by local groups such as Record, Ediouro and Companhia das Letras. In addition, the Brazilian market is undergoing substantial consolidation.

Language teaching books

Santillana produces materials for the teaching of English, French and Spanish, with a catalogue of over 3,300 titles and revenue of €75 million in 2010 (11.7% of the total revenue of the business unit).

Santillana’s Languages division covers English (80% of sales), French (11%, predominantly in Spain) and Spanish (9%, predominantly in Brazil). Latin America represents 71% of the sales of Santillana’s Languages division, Spain 28% and the rest of the world, 1%.

The materials for teaching English are published under the Richmond brand. We believe that Richmond is the overall market leader in Latin America in ELT (English Language Teaching) in the private schools market and a major player in the state schools market. In Spain, Richmond is in fourth place with a 9.6% market share, behind leaders Oxford University Press, Macmillan and Burlington; Santillana Français is the leader in the Spanish market of teaching French as a foreign language, with a 40.0% market share.

Advertising market

The following table sets forth advertising expenditures in Spain, by segment, for 2010, 2009 and 2008, together with the year-over-year percentage changes.

	Advertising Expenditure in Spain			Annual Change
	2010	2009	2008	Change 10/09	Change 09/08
	(thousands of euros)
Press	1,196,600	1,243,000	1,611,800	(3.7%)	(22.9%)
Magazines	397,800	401,900	617,300	(1.0%)	(34.9%)
Television	2,471,900	2,377,800	3,082,400	4.0%	(22.9%)
Radio	424,000	417,700	641,900	1.5%	(34.9%)
Cinema	24,400	15,400	21,000	58.4%	(26.7%)
Outside	420,800	401,400	518,300	4.8%	(22.6%)
Internet	789,500	654,100	610,000	20.7%	7.2%
Total	5,725,000	5,511,300	7,102,700	3.9%	(22.4%)

Source: Infoadex

In 2010, our advertising revenue in Spain amounted to €398.8 million, representing a market share of 7.0% (14.4% in press and 53.9% in radio).

The following table sets forth advertising expenditures in Portugal, by segment, for 2010, 2009 and 2008,  together with the year-over-year percentage changes.

	Advertising Expenditure in Portugal			Annual Change
	2010	2009	2008	Change 10/09	Change 09/08
	(thousands of euros)
Press	45,735	50,816	65,995	(10.0%)	(23.0%)
Magazines	110,801	114,228	142,785	(3.0%)	(20.0%)
Television	475,730	465,677	529,178	2.2%	(12.0%)
Radio	45,556	45,556	46,965	0.0%	(3.0%)
Cinema	3,822	4,023	5,225	(5.0%)	(23.0%)
Outside	105,067	104,544	118,800	0.5%	(12.0%)
Internet	24,579	21,373	19,430	15.0%	10.0%
Total	811,290	806,217	928,378	0.6%	(13.2%)

Source: Zenith Optimedia, December 2010

In Portugal, our advertising revenue is obtained mainly from TVI. In 2010, we generated €150 million in advertising revenue in Portugal.

The following table sets forth advertising expenditures in Latin America, by segment, for 2010, 2009 and 2008, together with the year-over-year percentage changes.

	Advertising Expenditure in Latin America			Annual Change
	2010	2009	2008	Change 10/09	Change 09/08
	(thousands of euros)
Press	3,260,505	2,952,262	3,386,826	10.4%	(12.8%)
Magazines	1,222,594	1,132,128	1,345,480	8.0%	(15.9%)
Television	13,727,162	10,329,107	10,961,458	32.9%	(5.8%)
Radio	1,273,599	1,051,756	1,119,832	21.1%	(6.1%)
Cinema	118,758	104,621	106,517	13.5%	(1.8%)
Outside	867,083	721,264	701,472	20.2%	2.8%
Internet	599,878	451,743	377,715	32.8%	19.6%
Total	21,069,580	16,742,881	17,999,299	25.8%	(7.0%)

Source: Zenith Optimedia, December 2010

In Latin America, our advertising revenue is obtained from our radio business. In 2010, we generated €107 million in advertising revenue in Latin America.

Newspaper sales market

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the general press segment for 2010, 2009 and 2008.

	Circulation of National Newspaper Number of Daily Copies			Market Share (%)
	2010	2009	2008	2010	2009	2008
El País	370,080	391,816	431,034	24.8%	25.5%	27.2%
Mundo	285,867	300,030	323,378	19.2%	19.5%	20.4%
ABC	249,540	256,650	251,642	16.8%	16.7%	15.9%
La Razón	118,577	124,283	154,184	8.0%	8.1%	9.7%
La Vanguardia	200,605	200,290	201,858	13.5%	13.0%	12.8%
El Periódico(*)	133,019	141,797	152,116	8.9%	9.2%	9.6%
Público	87,227	74,085	68,454	5.9%	4.8%	4.3%
La Gaceta(**)	44,562	47,942	-	3.0%	3.1%	-
Total	1,489,475	1,536,892	1,582,666	100.0%	100.0%	100.0%

Source: OJD
_________________
(*) In July 2009, El Periódico de Catalunya and El Periódico de Aragón merged into El Periódico.
(**) In October 2009, La Gaceta de los Negocios was reclassified from the financial press segment and included in the general news segment.

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the sports press segment for 2010, 2009 and 2008.

	Circulation of Sports Newspaper Number of Daily Copies			Market Share (%)
	2010	2009	2008	2010	2009	2008
Marca	274,580	284,273	296,353	40.1%	40.3%	41.1%
AS	211,553	215,297	230,492	30.9%	30.6%	31.9%
Sport	96,823	102,829	95,572	14.2%	14.6%	13.2%
Mundo Deportivo	101,100	102,294	99,170	14.8%	14.5%	13.7%
Total	684,057	704,693	721,587	100.0%	100.0%	100.0%

Source: OJD

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the financial press segment for 2010, 2009 and 2008.

	Circulation of Financial Newspaper Number of Daily Copies			Market Share (%)
	2010	2009	2008	2010	2009	2008
Expansión	39,591	44,100	51,301	41.6%	42.6%	32.9%
Cinco Días	31,202	33,329	40,077	32.8%	32.2%	25.7%
El Economista	24,385	26,168	29,285	25.6%	25.3%	18.8%
La Gaceta *	-	-	35,083	-	-	22.5%
Total	95,178	103,597	155,745	100.0%	100.0%	100.0%
_________________
(*) In October 2009, La Gaceta de los Negocios was reclassified from the financial press segment and included in the general news segment.

As of December 31, 2010, the combined market share of El País, AS and Cinco Días was 27% of the newspaper market in Spain.

The percentage change in the circulation of press in Spain from 2009 to 2010, based on a December 2010 report published in the “Observatorio de la prensa” of Deloitte and AEDE, is as follows:

•	General press: -3.26%

•	Sports press: -3.22%

•	Financial press (paid): -10.14%

•	Total press: -4.00%

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations for Years Ended December 31, 2010, 2009 and 2008

	Grupo Prisa			Audiovisual
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	596,331	634,369	994,848	308,777	353,672	428,342
Depreciation and amortization charge	(170,363)	(196,212)	(195,359)	(100,112)	(124,550)	(125,699)
Variation in operating allowances	(37,210)	(55,128)	(44,705)	(11,095)	(17,610)	(21,308)
Impairment losses of assets	(1,427)	664	(1,326)	2,234	4,723	676
Impairment losses of goodwill	(51,179)	(3,228)	(4,751)	(5,367)	0	(4,751)
Profit from operations	336,152	380,465	748,707	194,437	216,235	277,260

	Education			Radio
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	166,347	152,115	134,348	108,065	100,026	102,448
Depreciation and amortization charge	(41,714)	(40,964)	(36,026)	(14,328)	(13,966)	(12,986)
Variation in operating allowances	(15,843)	(17,087)	(19,237)	(3,673)	(4,033)	(2,783)
Impairment losses of assets	(3,329)	(4,059)	(2,077)	0	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	105,461	90,004	77,008	90,064	82,027	86,679

	Press			Other
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	56,482	52,598	66,931	(43,340)	(24,042)	262,779
Depreciation and amortization charge	(9,328)	(10,775)	(14,245)	(4,881)	(5,957)	(6,403)
Variation in operating allowances	(4,036)	(12,503)	(1,120)	(2,563)	(3,896)	(257)
Impairment losses of assets	0	0	0	(332)	0	75
Impairment losses of goodwill	(1,351)	0	0	(44,461)	(3,228)	0
Profit from operations	41,767	29,321	51,565	(95,577)	(37,122)	256,192

Businesses in the Audiovisual segment

	Prisa Televisión			Media Capital
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	269,372	300,895	367,336	48,037	52,484	61,221
Depreciation and amortization charge	(87,938)	(108,656)	(109,967)	(12,174)	(15,894)	(15,732)
Variation in operating allowances	(9,635)	(15,091)	(20,219)	(1,460)	(2,519)	(1,088)
Impairment losses of assets	2,265	1,356	676	(31)	3,367	0
Impairment losses of goodwill	0	0	0	(5,367)	0	(4,751)
Profit from operations	174,064	178,504	237,826	29,005	37,438	39,649

	Other
	2010	2009	2008
	(thousands of euros)
Adjusted EBITDA	(8,632)	293	(215)
Depreciation and amortization charge	0	0	0
Variation in operating allowances	0	0	0
Impairment losses of assets	0	0	0
Impairment losses of goodwill	0	0	0
Profit from operations	(8,632)	293	(215)

Businesses in the Radio segment

	Radio in Spain			International Radio
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	71,137	76,055	88,107	32,347	18,789	12,240
Depreciation and amortization charge	(7,802)	(8,205)	(7,997)	(4,868)	(4,877)	(4,763)
Variation in operating allowances	(2,329)	(2,867)	(1,542)	(1,340)	(1,103)	(1,241)
Impairment losses of assets	0	0	0	0	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	61,006	64,983	78,567	26,139	12,808	6,235

	Other
	2010	2009	2008
	(thousands of euros)
Adjusted EBITDA	4,581	5,182	2,101
Depreciation and amortization charge	(1,658)	(882)	(224)
Variation in operating allowances	(4)	(64)	0
Impairment losses of assets	0	0	0
Impairment losses of goodwill	0	0	0
Profit from operations	2,919	4,236	1,877

Businesses in the Press segment

	El País			As
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	38,562	39,341	52,759	15,865	10,718	10,760
Depreciation and amortization charge	(8,443)	(9,207)	(12,850)	(390)	(280)	(319)
Variation in operating allowances	(1,898)	(10,554)	(349)	(1,416)	(664)	(51)
Impairment losses of assets	0	0	0	0	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	28,221	19,580	39,561	14,059	9,773	10,389

	Cinco Días			Other
	2010	2009	2008	2010	2009	2008
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	50	(640)	383	2,005	3,179	3,029
Depreciation and amortization charge	(228)	(120)	(133)	(267)	(1,167)	(943)
Variation in operating allowances	(221)	(522)	(135)	(501)	(762)	(585)
Impairment losses of assets	0	0	0	0	0	0
Impairment losses of goodwill	0	0	0	(1,351)	0	0
Profit from operations	(399)	(1,282)	115	(114)	1,250	1,500

Regulation

Our television, education, radio and press businesses, activities and investments are subject to various statutes, rules, regulations, policies and procedures in Spain, Portugal and the other countries in which we conduct business. The material Spanish and Portuguese statutes, rules, regulations, policies, procedures and authorizations to which our business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies procedures and authorizations described therein. In addition, these laws and regulations are subject to change and, in some cases, new interpretation, any of which could materially change the discussion below.

Legal Framework Governing Television Services in Spain

Terrestrial Television Regulation

Concessions and licenses.

According to past legislation, in order to provide terrestrial, over-the-air television, a service provider was required to obtain a concession under Private Television Law 10/1988, of 3 May (referred to herein as the “Private Television Law”). Sogecable (currently known as Prisa Televisión) was the holder of an administrative concession granted by a Resolution of the Cabinet on August 25, 1989, which was later amended and extended. Such license and related rights have been transferred to Gestevisión Telecinco, S.A. (“Telecinco”) as part of the corporate transactions made at the end of 2010 whereby Prisa sold its free-to-air channel Cuatro to Telecinco and Prisa and, through its affiliate Prisa Televisión, acquired an equity stake of 17% in Telecinco. In addition, Telecinco and Telefonica each acquired a 22% stake in Distribuidora de Televisión Digital, S.A. (“DTS”) our affiliate that operates the digital pay TV platform “Digital+.”

On April 1, 2010, Law 7/2010, General Audiovisual Communication Law, of 31 March (the “GAC Law”), was published in the Spanish Official Gazette. The new law became effective on May 1, 2010. The GAC Law regulates public and private television and radio services in Spain, establishing a common framework currently applicable to all television and radio services regardless of the form of transmission and technology used (terrestrial broadcast, cable, satellite, etc.). The GAC Law replaces the existing legislation on television, radio and contents regulations, including, among others, the Private Television Law, Law 66/1997 of 30 December, Law 7/2009 of 7 July, Law 37/1995 of 12 December, Law 25/1994 of 12 July, Law 21/1997 of 3 July and Law 31/1987 of 18 December.

According to the GAC Law, terrestrial broadcasting services are subject to obtaining a license but not an administrative concession. Prisa Televisión’s concession referred to above was transformed into a license to provide over-the-air television broadcasting services. The administrative body issued an express resolution approving the transformation on June 8, 2010 and registered the new license with the new National Registry of Audiovisual Communication Services Providers (created by GAC Law). The term of the new license granted to Prisa Televisión was for 15 years from the transformation date, automatically renewable for additional 15-year periods provided that the licensee is in compliance with the terms and conditions of the license at renewal.

Law 8/2009 of 28 August, related to the funding of Corporación de Radio y Televisión Española (RTVE), establishes certain public service obligations, in addition to those contained in Law 17/2006 of 5 June and prohibits RTVE from obtaining income from advertising or teleshopping activities, in any of their various forms, including sponsorship and media trading of products and programs. Therefore, beginning January 1, 2010, RTVE and its companies that provide public television service may not broadcast any advertising or teleshopping. Additionally, according to Law 8/2009, national television service providers (including over-the-air and satellite television) must contribute to the financing of RTVE by means of an annual contribution ranging from 1.5% through 3% of their global revenues.

Restrictions on ownership.

The provisions included in the Private Television Law concerning limitations on the ownership of a significant interest (a direct or indirect interest of 5% or more of the capital or voting rights associated with the company’s shares) in various television services providers, have been changed by the new GAC Law. Pursuant to the GAC Law, individuals or legal entities are authorized to hold shares or voting rights simultaneously in different television services providers. However, certain limitations apply to national television services providers:

(i) No individual or legal entity is allowed to acquire a significant interest in more than one national television services provider, unless the average audience of all the channels of the national television services providers involved, taken as a whole, do not exceed 27% of the total audience in the 12 consecutive months prior to the acquisition;

(ii) An individual or legal entity may not acquire a significant interest or voting rights in more than one national television service provider if doing so would entail the accumulation of the rights of use of the radio-electrical spectrum that, as a whole, exceeded the technical capacity corresponding to two multiple channels.

(iii) Neither an individual or legal entity that is a national television services provider, nor an individual or legal entity that holds a stake in a national television services provider, may, in turn, acquire a significant interest or voting rights in another national television services provider if doing so would reduce the number of national private television services providers to less than three.

In addition, the GAC Law contains a limitation regarding the use of the radio electric spectrum public domain by an individual or legal entity who owns a significant interest or voting rights in more than one regional television service provider.

Pursuant to the GAC Law, a significant interest means direct or indirect interest of at least 5% of the capital, or 30% of the voting rights, or less if such lower percentage would entitle the holder to appoint more than half of the members of the board of directors of the provider in the 24 months following the acquisition.

Shares or other securities are considered to be held or acquired by the same individual or legal entity when they are held or acquired by companies belonging to the same group, or held or acquired by other persons acting on their own behalf but for the account of the individual or legal entity, in a concerted manner or forming part of a decision-making unit with such individual or legal entity.

Holders of significant interests in an audiovisual communication services provider, such as television services providers, must be registered with the National Registry of Audiovisual Communication Services Providers.

With regards to foreign investment, pursuant to the GAC Law, individuals or legal entities who are nationals of a country that is not a member of the European Economic Area (the “EEA”) may only own an equity interest in a terrestrial television broadcasting services provider (licensee) in compliance with the reciprocity principle. Under the reciprocity principle, individuals or legal persons who are nationals of a country that is not a member of the EEA may only possess such percentage of equity interest relating to a Spanish terrestrial television broadcasting licensee that is less than or equal to the percentage interest a Spanish person could possess in a terrestrial television broadcasting licensee in such non-EEA country.

The new GAC Law also includes a maximum ownership limitation-direct and indirect-for a non-EEA individual of a 25% equity interest and a non-EEA group limitation of a 49.99% equity interest as relates to terrestrial television broadcasting licensees.

Requirements applicable on transfer of shares.

Under past legislation, any individual or legal entity that wished to directly or indirectly: (i) acquire a significant interest in the share capital of a private television concession holder company; or (ii) increase their interest so that their percentage of the capital or voting rights reaches or exceeds 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40% or 45% must first inform the Ministry of Industry, Tourism and Trade, which had three months in which to reject or accept the proposed acquisition. The new GAC Law replaces the foregoing requirement concerning prior administrative approval with a post-acquisition notification in the case of significant interests.

Penalties.

The penalty framework applicable to the provision of terrestrial television broadcasting services is contained in Article 59 and subsequent articles of the GAC Law. The penalties are graded according to their seriousness, and the applicable penalties are established in each case. Specifically, the penalties range from a fine of up to €50,000 for the most minor infringements to fines of up to €1 million and the termination of the license for most serious infringements.

Satellite Television Regulation

The provision of satellite television services was governed by the now-repealed Law 37/1995 of 12 December on Satellite Communications, and by the “Technical Regulations of Satellite Broadcast Services” approved by Royal Decree 136/1997 of 31 January, which substantially deregulated the service. As a result of this deregulation, the provision of satellite television services merely required an authorization as opposed to a concession.

There were no restrictions on the number of operators or limitations on ownership interests held by the same person in the capital or voting rights of more than one company providing such services. No authorization was required for the transfer of shares in companies authorized to provide satellite television services. Both Canal Satélite and DTS, each a subsidiary of Prisa, have the necessary authorizations received by the Spanish Telecommunication Market Commission (the “CMT”) to provide satellite television services, which were renewed for five years by the CMT in February 2008.

The new GAC Law, which repealed Law 37/1995 on Satellite Communications, is also applicable to television and radio services provided by means of satellite technology. According to the GAC Law, the provision of audiovisual communication services, including satellite services (except for terrestrial television and radio broadcasting services), only requires a prior notice to the audiovisual authority. The previous authorizations held by Canal Satélite and DTS, both currently integrated into DTS, to provide satellite television and radio services will be replaced with the registry of DTS with the National Registry of Audiovisual Communication Services Providers.

The GAC Law does not contain any restriction on foreign ownership by non-EEA persons or legal entities regarding satellite television and radio services. There is no express reference in the GAC Law to ownership of more than one satellite television service. However, it is unclear whether the limitation on holding a significant interest in more than one television services provider, unless the average audience of all the channels of the national television services providers does not exceed 27% of the total audience in the 12 consecutive months prior to the acquisition, is applicable to satellite television providers (see “—Legal Framework Governing Television Services in Spain—Terrestrial Television Regulation—Restrictions on Ownership”).

Television content regulation.

The GAC Law contains current legislation on both television and radio content. The GAC Law repeals the provisions of Law 25/1994 of 12 July on the exercise of television broadcasting activities to regulate programming and content provided by Spanish television providers. The GAC Law incorporates into Spanish law Directive 2007/65/EC of 11 December. The new GAC Law simplifies and moderates the prevailing rules on advertising and eliminates certain advertising broadcasting limits, in particular with respect to the time that separates successive commercial breaks. The new GAC Law also opens up the possibility of product placement in television programming.

Under the GAC Law, national and regional television services providers must set aside 51% of their annual broadcast time for European works, and 50% of that time must be dedicated to broadcasting European works originally recorded in any of the official Spanish languages. Furthermore, at least 10% of the 51% reserved for broadcasting European works must be devoted to broadcasting European works from independent producers, and a half of this 10% must have been produced in the last five years.

With regard to funding obligations, according to the GAC Law, national or regional television service providers are obliged to earmark, as a yearly minimum, 5% of the total revenues earned in the prior year to fund European production of movies and films and series for television, as well as documentaries, animation films and series. At least 60% of this funding must be earmarked for movies and at least 40% for films, short films and series for television. In any case, 60% of this funding must be earmarked for productions whose original language is any of the official languages in Spain.

The GAC Law also establishes certain restrictions and limitations regarding advertising, sponsorship and product placement and includes provisions related to programming publication and electronic programming guides. The GAC Law also contains certain provisions concerning minors and disabled people; in this sense, the GAC Law prohibits the free-to-air broadcasting of pornographic and violent contents, and any other contents that may affect physical, moral or mental development of minors must only be broadcast from 10:00 p.m. to 6:00 a.m. Similar restrictions are applicable on games of chance and esoteric programming.

Sports content regulations.

The broadcasting of sporting events is governed by the GAC Law. The audiovisual authority is required to approve a biannual list of sports competitions and events of general interest that must be broadcast free-to-air. The GAC Law attempts to guarantee the rights of the consumers’ access to such broadcasts.

Except for those sports competitions and events of general interest that must be broadcast free-to-air, audiovisual communication providers, such as television services providers, may purchase exclusive rights to content and broadcast them free-to-air or encrypted. The right to broadcast soccer competitions may be purchased on an exclusive basis, provided that the term of the agreement does not exceed four years. Agreements in place before the new GAC Law must terminate once the four-year period has elapsed.

Pay digital terrestrial television (DTT) services and transfer of the licenses.

Under the new GAC Law, pay DTT broadcasting is permitted provided that the radio electric spectrum used by pay DTT channels does not exceed 50% of the total spectrum assigned to the television provider.

Additionally, the GAC Law permits terrestrial television services providers to transfer or lease their licenses under certain conditions and with the prior approval of the audiovisual authority.

Legal Framework Governing Radio Services in Spain

Concessions and licenses.

Under prior legislation, the provision of radio broadcasting services by individuals required an administrative concession. Concessions were awarded for a term of ten years and could be extended for successive ten-year periods. Extensions were usually obtained automatically except in certain cases provided for by law.

With the new GAC Law, which repeals all past laws and regulations on radio broadcasting services, radio broadcasting services are subject to the obtaining of a license, but not an administrative concession. Under the new law, Prisa Radio’s concessions have been transformed or are being transformed into licenses to provide radio broadcasting services. The term of the new licenses is 15 years from the transformation date, automatically renewable for additional 15-year periods provided that the licensee is then in compliance with the terms and conditions at renewal.

According to the GAC Law, the Spanish government must approve, no later than 18 months after the law is effective, the technical plan of integral digitalization of terrestrial radio broadcasting services in order to improve the migration to digital technology.

For a discussion of satellite radio broadcasting services provided by Canal Satélite and DTS, see “—Spanish Satellite Television Regulation.”

Restrictions on the control of radio broadcasting stations.

Pursuant to the GAC Law, no individual or legal entity may, under any circumstance, control, directly or indirectly, more than 50% of the terrestrial radio broadcasting service licenses in a given coverage area. In any event, no individual or legal entity may control more than five licenses in the same area of coverage. In areas within the same autonomous community, in which there is only one license, no individual or legal entity may control more than 40% of such license.

No individual or legal entity may control, directly or indirectly, more than one-third of all the terrestrial radio broadcasting service licenses with total or partial coverage in Spain as a whole. In order to limit the number of licenses over which control may be held simultaneously, in calculating these limits, radio broadcasting stations managed directly by public entities are not counted. The limits are applied separately to the digital broadcasting licenses and to the analog broadcasting licenses. For purposes of these limits, “control” has the meaning established in Article 42 of the Commerce Code.

Restrictions on ownership, transfer of shares and transfer of licenses.

Pursuant to prior legislation, radio broadcasting concessions could be obtained directly through awards in an auction process arranged for such purposes, or by purchasing them directly from the holder, subject to administrative approval. Any change in the ownership of the shares of the entity holding the radio concession required authorization by the relevant authority.

Under the new GAC Law, radio broadcasting licenses can be transferred or leased under certain conditions and with the prior authorization of the audiovisual authority. Also, there are no restrictions on transferring shares or participation units of licensees. Holders of significant interests in an audiovisual communication services provider, such as radio broadcasters, must be registered with the National Registry of Audiovisual Communication Services Providers. See “—Legal Framework Governing Television Services in Spain—Terrestrial Television Regulation—Restrictions on Ownership.”

According to prior legislation, individuals or legal persons who were residents or nationals of a country that was not a member of the European Union could only own an equity interest in a radio concession holder in excess of 25% of its capital stock in application of the reciprocity principle. The new GAC Law eliminates the 25% “free” threshold for terrestrial radio broadcasting licenses and requires compliance with the reciprocity principle for individuals or legal persons who are residents or nationals of a country that is not a member of the EEA. GAC Law also includes a maximum ownership limitation—direct and indirect—for a non-EEA individual of 25% equity interest and a non-EEA group limitation of 49.99% equity interest as relates to terrestrial radio broadcasting licensees.

Legal Framework Governing the Publishing Business in Spain

Our publishing business in Spain is principally carried out through our subsidiary, Santillana, which is subject to both Law 10/2007 of 22 June (the “Book Law”), regarding reading, books and libraries, as well as the provisions on textbooks contained in the applicable rules on education both under Organic Law 2/2006 of 3 May governing education and autonomous government rules on the matter.

Fixed retail price system.

The Book Law provides a system of fixed retail prices for books published, imported or re-imported. The retail price may fluctuate between 95% and 100% of the fixed price. The fixed-price system does not apply to certain book categories such as textbooks and supplementary teaching materials published mainly for the development and application of the curricula corresponding to compulsory primary and secondary education, or to collectable books, art books, secondhand books and out-of-print books.

Prices below retail price (i.e., between 95% and 100% of the fixed price) are allowed on certain occasions such as el Día del Libro (Book Day), at book fairs, book conferences and trade fairs (with a maximum discount of 10% of the fixed price) or when the end consumers are libraries, archives, museums, schools, universities or institutions or centers whose founding principles are scientific or research-based (with a maximum discount of 15% of the fixed price).

Any breach of the fixed price obligation may give rise, among other penalties, to fines of up to €100,000 per offense.

Oversight of textbook use.

Additional Provision Four of the Education Law regarding the publishing of textbooks and other materials to be used at the various levels of education does not require either the prior authorization of the education authorities or administrative authorization to adopt textbooks and other materials for use. Once a textbook has been adopted for use by an educational establishment, there is an obligation to continue to use it for at least four years. However, education authorities have the power to oversee the use of textbooks and other materials as part of the standard inspection process that they exercise over all the elements of the teaching and learning process to ensure compliance with constitutional principles and values and the Education Law.

In general, in the event of an infringement, the education authorities will require the publisher to remedy the deficiencies detected. If the infringement is not remedied, the education authorities can declare that the book is unsuitable for use in its educational establishments. Also, substantially all of the autonomous communities have issued rules governing these matters that impose other obligations in relation to the activity carried on in the territory in question.

Free textbook systems.

In recent years, certain autonomous communities have implemented systems aimed at ensuring the availability of free textbooks used in compulsory education (primary and secondary). Certain authorities have opted to provide direct subsidies to parents using so-called “book vouchers,” whereas others have preferred to implement systems where the educational establishments, supported by public funds, are the owners of basic or compulsory education books and lend them to students. At the end of the academic year, the student must return the book to the teaching establishment in suitable condition for reuse.

Legal Framework Governing Television Service in Portugal

Similarly to Spain, the Portugal television industry is subject to significant regulation requiring authorization to provide the service, the conditions for the renewal, transfer and ownership of such authorization, the schedule and content of programming and the schedule and maximum times that commercials may be broadcast.

Terrestrial Television Regulation

Television broadcasters such as our subsidiary TVI are governed by Law 27/2007 of 30 July, which incorporates Council and Parliament Directive 2007/65/EC (the “Television Law”) concerning broadcasting activities into Portuguese law. This directive was recently amended as described in “Spanish Television Regulation” regarding advertising placement and broadcasts.

Required authorizations.

The provision of national, terrestrial television services requires a license issued for an initial period of 15 years, subject to successive extensions for equal periods unless there is an infringement of the applicable legislation by the license holder. TVI obtained its license in 1992, which made it one of the two private companies authorized to provide these services in Portugal.

TVI’s license was renewed for a further 15-year period as a result of Resolution 1-L/2006 of the Entidade Reguladora para a Comunicaçăo Social (the “ERC”), on June 20, 2006, as subsequently corrected and reaffirmed by the ERC in Resolution 2/LIC-TV/2007. TVI exercised its right to reserve digital broadcasting capacity in the period reserved for television operators that had a license as of the date of approval of the Television Law. Therefore, the license authorizes TVI to provide analog- and digital-based television services. Furthermore, it is anticipated that beginning April 26, 2012, all broadcasts will use only digital technology.

The ERC has rejected all candidates for a third license to provide nationwide, free-to-air digital terrestrial television services. The candidates are challenging the decision through a court proceeding. The current license holders are not entitled to any compensation for changes in the industry if a third license is approved.

Limits on the transfer of shares and concentration of television operators.

The licenses and authorizations we hold may not be transferred. However, pursuant to Article 4  of the Television Law, notice of any extraordinary transfer of shares of television operators may be provided, if any, under applicable antitrust laws (primarily, Law 18/2003, of 11 June). Notice of extraordinary transactions that affect companies holding licenses to provide terrestrial wave television services must be given to the ERC, so that the ERC may issue a binding decision (30-day period) prior to such transactions. The transactions may be prohibited by the ERC only where a company holds more than 50% of the total free-to-air national services in Portugal, they give rise to material changes to the license or there are any other risks concerning the original authorizations’ terms.

Also, the ERC must be informed of any transaction entailing the acquisition by licensees of shares in other companies authorized to provide the aforementioned services or that have applied for the required license, irrespective of the fact that these transactions must also be reported in accordance with Portugese competition law. The ERC reviews such transactions to ensure they do not jeopardize the basic principles upon which television regulations are based, including respect for media pluralism and freedom of expression.

The Television Law establishes certain rules aimed at ensuring the transparency of the ownership of the share capital of companies holding licenses. These rules establish, among other requirements, that the ERC be notified of all information regarding the shareholders of companies holding licenses, the directors of such companies, the ownership interests in other companies in the public communications media industry or in the telecommunications industry, the programs broadcast, the persons responsible for programming and the editorial charter. The information must be maintained reasonably up to date, and the ERC may carry out inspections in order to verify the accuracy of the information furnished. In addition, the shares of the licensees must be registered, and the shares or “special rights” (voting rights carried by the shares) that enable the holder to exercise significant influence over the operator must be disclosed in the companies’ annual reports. Also, a list of those holders that are deemed to hold “qualifying holdings,” and those holders with special rights and ownership interests in the share capital of companies engaging in the same activity, must be published in the notes to the financial statements of licensees, with their editorial charter, and also in a high-circulation, nationwide periodic publication. “Qualifying holding,” in accordance with Articles 20 and 20-A of the Securities Code (Decree-Law 486/99, of 13 November), means a direct or indirect, independent or joint ownership interest that in any way enables its holder to exercise a significant influence over the management of a television operator.

Television content requirements.

The Television Law prohibits the broadcasting of programs that are likely to incite hatred for reasons of race, gender, religion or nationality and programs that could seriously harm the physical, mental or moral development of minors (such as those containing scenes of pornography or gratuitous violence). In addition, programs that could seriously harm the physical, mental or moral development of minors may only be broadcast between 10:30 p.m. and 6:00 a.m., and they must be identified through a visual symbol throughout their broadcast.

Television operators that provide national coverage are also required to broadcast at least six hours per day (excluding advertising and teleshopping programs) and must set aside at least 50% of their broadcasts (excluding advertising, teleshopping and teletext (a form of text-based information retrieval service)) to programs originally produced in Portuguese, of which 20% must be reserved for “creative” programs such as films, documentaries, debates, interviews, series, music, art or cultural programs, or educational programs originally produced in Portuguese.

The Television Law also requires service providers to devote more than 50% of their annual broadcast time to European works. In addition, a minimum of 10% of daily broadcast time must be allotted to European works of independent producers produced in the preceding five years. For the purposes of calculating these percentages, the time devoted to the news, sports events, game shows, advertising, teletext services and teleshopping programs is excluded.

The Television Law also sets certain constraints on advertising and sponsorship, including the maximum time that may be allotted to these activities. Additionally, the Advertising Code (Decree-Law 330/90 of 23 October) restricts the content of television advertising and limits, for example, the advertising of certain products such as tobacco, alcohol, medicines and medical treatments. The sponsorship of news programs is also prohibited, and other sponsored programs must identify the sponsor, and under no circumstances may they be influenced by the sponsor.

Sports competitions and events.

Each year the government of Portugal publishes a list of the sports events considered to be of public interest. Under the Television Law, pay television service operators holding exclusive rights to these events are required to provide free-to-air access to other nationwide broadcasters. Also, all the operators have the right to broadcast news extracts of these events.

Disciplinary framework.

In exercising its supervisory powers, the ERC may impose penalties on television operators ranging from the revocation or suspension of the licenses and the prohibition of rebroadcasting certain programs to fines of up to a maximum of €375,000 per offense, depending on the type and seriousness of the infringement. In extreme cases, the provision of services without authorization constitutes an offense punishable with a prison sentence of up to three years and a fine of €160,000.

C.	Organizational Structure

Appendix I to our consolidated financial statements contains details regarding the main companies composing the Prisa group of companies (by business unit), indicating, as of December 31, 2010, each company’s registered name, country of incorporation or residence and the proportion of our ownership interest in the company.

As of the date of this annual report, there were no differences between the proportion of voting rights and the par value of the shares at any of the subsidiaries of Prisa, except at the following companies:

•
Editorial Santillana, S.A. (Dominican Republic), for which local legislation limits the number of votes of any one shareholder, regardless of the number of shares it owns, to a minimum of one vote and a maximum of 10 votes per shareholder.

•
Sistema Radiópolis, S.A. de C.V. (Mexico), for which, being a radio broadcasting concession holder and due to regulatory requirements, the shares are neutral and therefore confer limited voting power on their holder.

D.	Property, Plant and Equipment

Details of the cost of our property, plant and equipment and of the related accumulated depreciation and impairment losses recognized for 2010, 2009 and 2008 are as follows:

	For the Years Ended December 31,
	2010	2009	2008
	(thousands of euros)
Property, plant and equipment	295,560	345,754	397,932
Land and buildings	90,428	152,551	153,412
Plant and machinery	491,240	467,271	483,815
Digital set-top boxes and cards	367,862	359,775	375,167
Other items of property, plant and equipment	108,231	179,045	182,106
Advances and property, plant and equipment in the course of construction	5,067	19,699	16,459
Accumulated depreciation	(754,698)	(818,630)	(797,275)
Impairment losses	(12,570)	(13,957)	(15,752)

Land and buildings

We own and lease various real properties in Spain, Portugal, the Americas and other locations in which we have operations that are utilized in the conduct of our businesses. Each of these properties is considered to be in good condition, adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. Our policy is to improve and replace property as considered appropriate to meet the needs of the individual operation.

The line item “Land and Buildings” includes diverse buildings we own in Spain and Latin America that are used as registered offices of our subsidiaries. The most significant buildings are the registered offices of Santillana in Latin America.

On July 29, 2008, we entered into an agreement for the sale and leaseback of three of our buildings in Madrid (Gran Vía, 32 and Miguel Yuste, 40) and Barcelona (Caspe, 6-20) with Longshore, S.L., or Longshore, for €300 million, which gave rise to a gain of €227 million. The main characteristics of these leases are terms that range from 18 months to 15 years depending on the building, with the possibility, in the case of the buildings leased for 15 years, of extending the leases for two consecutive periods of five years each.

On December 28, 2010, Prisa Televisión sold its headquarters in Tres Cantos (Madrid) for €80 million, which gave rise to a gain of approximately €20 million and signed a 20-year lease with the purchaser.

Plant and machinery

“Plant and machinery” includes mainly printing equipment, rotary presses, sealing equipment and installations for the provision of television services.

Digital set-top boxes and cards

“Digital Set-Top Boxes and Cards” are the items required to receive the Canal+ and Digital+ signals.

Other items of property, plant and equipment

This line item mainly includes investments in computer and communications equipment.

Advances and property, plant and equipment in the course of construction

This line item mainly includes the investments in general and technical refurbishment being carried out by the Spanish radio business and the investments in expansion and improvement of the television studios.

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment loss. Property, plant and equipment held under finance leases are presented in the consolidated balance sheet based on the nature of the leased assets, and are depreciated over the expected useful life using the same method as that used to depreciate owned assets.

For a discussion of our operating leases, see “Operating and Financial Review and Prospects—Contractual Obligations and Commitments.”

We take out insurance policies to cover the potential risks to which the various items of property, plant and equipment are exposed. At December 31, 2010, the insurance policies taken out sufficiently covered the property, plant and equipment.

Environmental Issues Affecting Utilization

Some of our consolidated Print subsidiaries engage in printing activities. The printing activities related to El País, which represent the majority of our consolidated printing operations, were carried on by El País  directly until February 2009, at which time they were spun off to Pressprint, S.L.U. In accordance with current legislation, these companies control the degree of pollution caused by waste and emissions and believe that they have an adequate waste disposal policy in place.

We do not believe that the radio signal relay antennas or towers owned or operated by our radio and audiovisual companies produce any health-endangering electromagnetic contamination. The relevant environmental impact studies and the checks stipulated in industrial and environmental legislation were performed before they were installed.

The expenses incurred in respect of environmental compliance, which have not been material, are charged to the income statement as they arise.

We believe that we have no environmental responsibilities, expenses, assets, provisions or contingencies that might be material in relation to our equity, financial condition and results of operations.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board as adopted by the European Union, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the Commercial Code (Código de Comercio), the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts (Instituto de Contabilidad y Auditoria de Cuentas, ICAC) and other applicable Spanish legislation.

The following table provides an overview of our consolidated profit from operations for the periods indicated, together with the period-to-period changes.

	FY 2010	FY 2009	% Change, FY ‘09 to ‘10	FY 2008	% Change, FY ‘08 to 09
		(thousands of euros)
Revenue from subscribers	913,105	1,002,043	(8.9%)	1,141,101	(12.2%)
Advertising sales and sponsorship	673,702	652,652	3.2%	774,993	(15.8%)
Sales of books and training	625,877	600,466	4.2%	579,743	3.6%
Newspaper and magazine sales	180,396	193,248	(6.7%)	209,860	(7.9%)
Sales of add-ons and collections	30,953	44,395	(30.3%)	73,101	(39.3%)
Sale of audiovisual rights and programs	87,739	251,387	(65.1%)	363,782	(30.9%)
Intermediation services	25,393	32,146	(21.0%)	27,577	16.6%
Broadcasting services	19,860	24,072	(17.5%)	36,335	(33.7%)
Other services	130,748	123,325	6.0%	139,645	(11.7%)
Income from fixed assets	32,888	6,072	—	297,104	(98.0%)
Other income	102,070	45,314	125.3%	51,497	(12.0%)
Operating income (revenues)	2,822,731	2,975,120	(5.1%)	3,694,738	(19.5%)
Cost of materials used	(839,223)	(963,644)	12.9%	1,206,191	20.1%
Staff costs	(592,081)	(600,752)	1.4%	(631,631)	4.9%
Depreciation and amortization charge	(170,363)	(196,212)	13.2%	(195,359)	(0.4%)
Outside services	(794,500)	(772,814)	(2.8%)	(861,539)	10.3%
Changes in allowances, write-downs and provisions	(37,210)	(55,128)	32.5%	(44,704)	(23.3%)
Impairment of goodwill	(51,179)	(3,228)	—	(4,751)	32.1%
Other expenses	(2,023)	(2,878)	29.7%	(1,856)	(55.1%)
Operating expenses	(2,486,579)	(2,594,656)	4.2%	(2,946,031)	11.9%
Adjusted EBITDA (1)	596,331	634,369	(6.0%)	994,848	(36.2%)
Profit from operations	336,152	380,464	(11.6%)	748,707	(49.2%)
Adjusted EBITDA margin (%)	21.1%	21.3%		26.9%
Profit from operations margin (%)	11.9%	12.8%		20.3%
________________
(1)
Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Our Business—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

In order to properly interpret changes in our consolidated statement of income for the periods presented in the above table, the following changes to our consolidation policy should be accounted for:

•	Beginning on August 1, 2008, the Magazines line of business includes the results of the Media Capital magazine publishing business, which had previously been included in the Audiovisual segment.

•
In 2008, we decided to discontinue our Localia TV business, so we accounted for the business’s revenue and expenses in our consolidated income statements for 2009 and 2008 as a discontinued operation. In 2007, the income and expenses of this line of business were consolidated in our operating results.

•
In 2009, the shares of the Bolivian press business were exchanged for a 12% stake in the Spanish language television network V-me. The Bolivian press business was fully consolidated until September 2009. The investment in V-me was included in 2009 as “Loss from other investments.” As of December 31, 2010, the investment in V-me was accounted for with the equity method, as our stake in the company reached 32.95%.

•
In 2010, due to the restructuring process (spin-off) of our Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we decided to present the results of our Spanish free-to-air TV business under “Loss after tax from discontinued operations”on our consolidated income statement. In accordance with IFRS 5, and for comparison effects, the consolidated income statements for the years ended December 31, 2009 and 2008 have been restated to present the results of operations of Cuatro as discontinued operations. Furthermore, our operating results for 2010, 2009 and 2008 do not include Cuatro figures.

Operating income (revenues)

Our total revenues reached €2,823 million compared to €2,975 million in 2009.

This figure represents a 5% decrease, due principally to the impact of the change in the football exploitation model described below. Excluding this effect, our total revenues would have decreased by 1.2%.

In 2010, we obtained 28% of our €2.8 billion total revenues from operations outside of Spain (25% in 2009 and 20% in 2008) of which 7% was generated in Portugal, 7% in Brazil and 3% in each of Mexico and Colombia. Fifty-nine percent of our 2010 revenues outside of Spain related to Santillana (57% in 2009 and 53% in 2008), and the remainder to Media Capital and the International Radio businesses.

Revenue from subscribers

Revenue from subscribers refers to our revenue from the subscribers to our pay television business Digital+. Revenue from subscribers decreased by 8.9% from 2009 to 2010, from €1,002 million to €913 million. This decrease resulted primarily from a decrease in the number of Digital+ subscribers, from 1,845,805 as of December 31, 2009 to 1,784,574 as of December 31, 2010.

Revenue from subscribers decreased by 12.2% from 2008 to 2009, from €1,141 million to €1,002 million. The number of subscribers decreased, from 2,034,865 as of December 31, 2008 to 1,845,805 as of December 31, 2009, as did average monthly revenue per subscriber, from €44.6 in 2008 to €41.5 in 2009.

The decrease of Digital+ subscribers in 2009 and 2010 was due to various factors: (i) the strong competition in the sector, where Digital+, which is a Direct-to-Home television service, competes with cable and ADSL operators, which offer triple play services; and (ii) the economic downturn in Spain, which also affected pay television subscriptions, although they are generally more resistant to economic cycles than our other sources of revenue. In 2009, results were also influenced by confusion in the market with regard to the broadcasting of soccer matches through Digital+; this resulted from a legal dispute between our subsidiary AVS and Mediapro Spanish League Soccer Broadcast Rights. We obtained a court judgment confirming that AVS was and remains the owner of the rights.

Advertising sales and sponsorship

The table below provides a detailed breakdown of our advertising revenue by line of business for fiscal years 2010, 2009 and 2008.

	FY2010	FY2009	% Change FY’09 to’10	FY2008	% Change FY’08 to’09
	(thousands of euros)
Audiovisual	166,799	166,345	0.3%	198,985	(16.4%)
Prisa Televisión (1)	17,182	17,022	0.9%	26,195	(35.0%)
Media Capital	149,617	149,323	0.2%	172,790	—
Radio	342,936	317,259	8.1%	348,268	(8.9%)
Radio in Spain	225,037	228,253	(1.4%)	259,204	(11.9%)
International radio	114,607	85,208	34.5%	89,253	(4.5%)
Music	3,448	3,950	—	—	—
Consolidation adjustments	(156)	(151)	(3.1%)	(189)	20.0%
Press	172,771	168,420	2.6%	219,502	(23.3%)
El País	126,271	128,257	(1.5%)	169,997	(24.6%)
AS	23,747	15,234	55.9%	19,882	(23.4%)
Cinco Días	8,736	8,141	7.3%	10,876	(25.1%)
Magazines	14,275	14,315	(0.3%)	16,197	(11.6%)
International Press (1)	—	3,452	—	3,926	(12.1%)
Consolidation adjustments	(258)	(979)	73.6%	(1,377)	28.9%
Digital (2)	890	9,086	(90.2%)	19,348	(53.0%)
Other	292	206	41.7%	293	(29.7%)
Consolidation adjustments	(9,990)	(8,664)	(15.3%)	(11,402)	24.0%
Total	673,702	652,652	3.2%	774,993	(15.8%)
_________________
(1)	Press in Bolivia contributes to the P&L until September 2009.
(2)	In the final months of 2010, we transferred the websites to the respective business units. Without taking into account these transfers, revenues from Digital activities would have increased by 19.6%.

In 2010, advertising revenue reached €674 million compared to €653 million in 2009.  Radio revenue increased by 8.1% and the growth in International Radio by 34.5% stands out. (Colombia: +40.9%; Chile: +24.3%; Mexico: +31.0%). This reflected the positive performance of the economies in Latin America. In Spain, advertising revenues reached €225 million (-1.4%).

Press revenue increased by 2.6%. Excluding the impact of the Bolivia Press consolidation in 2009, total revenues in this area would have increased by 4.7%. It is worth highlighting the increase in the advertising revenues of Diario As (+55.9%).

By geography, advertising revenues coming from the international area increased by 10.9% (+29.6% in Latin America), and advertising revenues coming from Spain decreased by 1.3%.

Total advertising revenues coming from our Digital activity increased by 19.6%. The Press business grew 25.5%, As.com increased its advertising revenues by 47.3%, and ElPais.com increased by 15.6%. Radio increased by 4.6%.

Our advertising revenue decreased by 15.8% from 2008 to 2009, from €775 million to €653 million. This decrease resulted primarily from a marked downturn in the Spanish advertising market as a whole, which decreased by 20.9% during the same period. We believe that we were less impacted than the market in general as a result of our leadership position in many of the advertising media through which we operate, our diversified customer portfolio and our presence in local, national and media outside of Spain.

By business unit, Press decreased by 23.3%, Radio decreased by 8.9% and Audiovisual decreased by 16.4%. The 53% decrease in advertising revenue from the Digital business uring this period was primarily the result of our reclassification of advertising revenue from ElPais.com, los40.com, Cuatro.com and Plus.es to those websites’ respective business units. Had the revenue from those websites continued to be classified as Digital revenue, advertising revenue from the Digital business would have increased by 6.2%.

Sales of books and training materials

Revenue from the sale of books and training materials increased by 4.2% from 2009 to 2010, from €600 million to €626 million.

It is worth highlighting the growth in Brazil (+38.9%), Mexico (+20.0%), Chile (+17.3%) and Argentina (+7.1%). In 2010, in Brazil we increased revenues from institutional sales by 41.2% (24.5% in local currency), commercial non-institutional sales rose by 40.8% (18.2% in local currency). Santillana’s market share in the institutional market in Brazil was 26% and 38.9% in the regular market. Institutional sales in Mexico increased by 18.8% (5.0% in local currency).

Revenue from the sale of books and training materials increased by 3.6% from 2008 to 2009, from €580 million to €601 million, as a result of increased sales, particularly in the Latin America region, in which we experienced significant growth in each of Venezuela (56.9%), Chile (31.5%) and Argentina (21.0%). Commercial noninstitutional sales in Brazil rose by 9.4% (in the local currency). Institutional sales in Brazil decreased by 6.5% (in local currency) as 2009 was a restocking year within the Brazil institutional cycle. Brazilian institutional book sales follow a three-year cycle, with most sales occurring in the first year, followed by a decrease in the following two years, during which Brazilian institutions primarily update books already purchased, resulting in a lower level of new sales. Revenue in Mexico increased by 6.2% (in the local currency), while in Spain revenue from book sales rose by 2.4%. Disregarding the effect of changes in exchange rates, revenue from sales of books and training materials would have risen by 3.8%.

In 2010, Spain and Portugal generated 28% of total revenue in our education business unit (as compared to 33% in 2009 and 35% in 2008), Brazil 31% (23% in 2009 and 23% in 2008), Mexico 12% (10% in 2009 and 11% in 2008) and Venezuela 4% (9% in 2009 and 6% in 2008). The remaining 25% of revenue in the education unit was obtained primarily in other Latin American countries, including Argentina, Colombia, Chile and Peru.

Newspaper and magazine sales

The table below presents detailed circulation statistics for each of our three principal newspapers for the years 2008 through 2010:

	FY 2010	FY 2009	% change	FY 2008	% change
El Pais	370,080	391,816	(5.5%)	431,034	(9.1%)
AS	211,553	215,297	(1.7%)	230,492	(6.6%)
Cinco Días	31,202	33,329	(6.4%)	40,077	(16.8%)

Source: OJD

Revenue from newspaper and magazine sales decreased by 6.7% from 2009 to 2010, from €193 million to €180 million; and by 7.9% from 2008 to 2009, from €210 million to €193 million. The declines in revenue during these periods resulted from a decrease in sales that affected the overall traditional print business, partially offset by an increase in price. We believe that our newspaper and magazine sales were less affected by the overall industry downturn during these years. In particular, El País, with an average daily circulation of 370,080 copies in 2010, strengthened its leadership position among the general paid press in Spain and increased the distance with its main competitor in December 2010 to more than 100,000 copies.

AS, with an average daily circulation of 211,553 copies, finished 2010 closer than ever to its main competitor. According to the final EGM survey for 2010, AS reached its highest circulation with 1,395,000 daily readers, the third highest circulation in Spain. In addition, AS.com is the national newspaper with the most followers on the social network Facebook.

In 2008, El País merged its newspaper and Internet news desks, implementing a new organizational structure designed to modernize the newspaper’s production and editorial structure and increase competitiveness.

Prisa increased the price of the weekday edition of El País by €0.10 in May 2008 and by an additional €0.10 in March 2009, to €1.20. In February 2008, Prisa increased the cover price of the Sunday edition of El País by €0.20, to €2.20. In April 2010, Prisa increased the cover price for the Sunday edition of El País by an additional €0.30 to €2.50.

Sales of add-ons and collections

Revenues generated by the sale of add-ons and collections include sales items and additional products, such as books, CDs or DVDs, sold with our newspapers. These items are occasionally provided at no cost to the consumer.

Revenue from add-ons decreased by 30.3% from 2009 to 2010, from €44 million to €31 million, and by 39.3% from 2008 to 2009, from €73 million to €44 million. This downward trend in the revenue from the sale of add-ons and collections was primarily the result of the competitive effects of market saturation, as other newspapers increased their use of similar promotions. We have tailored our promotional strategy to this situation by adapting promotions to market conditions with a mix of promotions oriented to price (revenues) and to increase circulation, as well as controlling costs.

Sales of audiovisual rights and programs

Audiovisual production revenues decreased by 65.1% from 2009 to 2010, from €251 million to €88 million, which is mainly explained by the change in the soccer exploitation model in Prisa Televisión, as detailed below.

Revenue from the sale of audiovisual rights and programs decreased by 30.9% from 2008 to 2009, from €364 million to €251 million. This decrease was due primarily to the negative impact of a change in the soccer marketing model at Prisa Televisión. Until 2009, Prisa Televisión consolidated all revenues received from cable operators and all costs payable to the Spanish League and for the Cup football rights. As of September 2009, Prisa Televisión no longer accounted for 100% of the costs of these rights. Prisa Televisión signed an agreement with Mediapro for the media exploitation of soccer games, which provided for Digital+ and Canal+Liga subscribers to receive all the Spanish League and Cup broadcasts for the next three seasons.

Income from fixed assets

Income from the sale of noncurrent assets amounted to €33 million in 2010. This included the capital gains from the sale of the Digital+ building in Tres Cantos (€20 million) and from the sale of Sogecine and Sogepaq (€11 million). The sale price of the Digital+ building amounted to €80 million, and a lease agreement with the buyer was signed for the next 20 years.

No material income from the sale of noncurrent assets was generated during 2009.

Income from the sale of noncurrent assets was €297 million in 2008, and included the gains arising from the following transactions:

•	Sale and leaseback of three of our real estate holdings in Madrid and Barcelona to Longshore for €300 million (€227 million in gain recognized);

•	Sale of a 5.2% ownership interest in Unión Radio by Prisa to 3i Group (€60 million);

•	Sale of 50% of Jetix España (€4 million); and

•	Sale of a 10% ownership interest in Radio Zaragoza (€3 million).

Operating expenses

In 2010, total operating expenses excluding depreciation and amortization (€2,226 million) decreased by 4.9% compared to 2009, as a result of a cost saving policy implemented and the change in the football exploitation model which affected both revenues and expenses. Additionally, costs related to the acquisition of football World Cup rights by Digital+ were recorded in 2010. In 2009, we began implementing a cost saving plan and achieved a decline of 13.3% in operating expenses, excluding depreciation and amortization. The most significant savings were achieved from newsprint, add-ons, audiovisual rights and external services.

Cost of materials used

In 2010, cost of materials used (€839 million) decreased by 12.9% compared to 2009. Cost of materials used decreased by 20.1% from 2008 to 2009, from €1.2 billion to €1.0 billion, primarily as a result of the change in the football marketing model at Sogecable, as described above.

Staff costs

The table below sets forth staff costs for fiscal years 2010, 2009 and 2008.

	For the Years Ended December 31,
	2010	2009	2008
	(thousands of euros)
Wages and salaries	477,213	473,676	492,509
Employee benefit costs	94,524	95,911	97,742
Termination benefits	1,055	11,654	19,554
Share-based payment costs	—	694	—
Other employee benefit costs	19,289	18,817	21,826
Total	592,081	600,752	631,631

Staff costs decreased by 1.4% from 2009 to 2010, from €601 million to €592 million.

In 2009, we took steps to optimize staff size and reduce salaries, and management accepted a reduction in salaries of 8% on average. As a result of this effort, personnel expenses decreased by 4.9% from 2008 to 2009.

Outside services

The table below sets forth outside services for fiscal years 2010, 2009 and 2008.

	For the Years Ended December 31,
	2010	2009	2008
	(thousands of euros)
Independent professional services	219,688	176,414	204,150
Leases and fees	126,075	128,718	112,529
Advertising	111,935	100,824	143,198
Intellectual property	55,054	82,293	79,746
Transport	68,919	74,441	81,343
Other outside services	212,829	210,124	240,573
Total	794,500	772,814	861,539

Profit from operations

Profit from operations fell by 11.6% from 2009 to 2010, from €380 million to €336 million. The EBIT margin was 11.9% compared to 12.8% in 2009.

In Audiovisual, EBIT decreased by 10.1%, with a margin of 14.2%. In Education, EBIT improved by 17.2% to reach €105 million, with margin improvement of almost two percentage points (16.4%). In Radio, EBIT improved by 9.8%, with a margin of 22.2%. In Press, EBIT increased by 42.4% to reach €42 million and its margin improved from 7.1% to 10.4%.

Profit from operations fell by 49.2% from 2008 to 2009, from €749 to €380 million. Excluding the extraordinary gains, net of expenses, recognized in 2008 on the real estate disposition to Longshore (€215 million) and the sale of the interest in Unión Radio to 3i Group (€60 million), profit from operations would have decreased by 19.5%. Profits from operations increased by 16.9% in the Education business, mainly attributable to a reduction in costs as a percentage of sales.

Our profit from operations margin was 12.8% in 2009, as compared with 20.3% in 2008. Profit from operations as margin in Radio was 21.7% in 2009 (20.9% in 2008); profit from operations margin in Education was 14.6% (12.7% in 2008); profit from operations margin in Audiovisual was 14.1% (14.9% in 2008); and profit from operations margin in Press was 7.1% (10.2% in 2008).

Adjusted EBITDA

Readers should note that Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Our Business—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

In 2010, Adjusted EBITDA reached €596 million compared to €634 million in 2009 (-6.0%). Our Adjusted EBITDA margin was 21.1% compared to 21.3% in 2009. All business units except Audiovisual improved their margins compared to the previous year.

The Audiovisual business unit reached an Adjusted EBITDA of €309 million, with a margin of 22.5%, which improved compared to 23.1% in 2009.

Education reached an Adjusted EBITDA of €166 million (+9.4%) with a margin of 25.9% compared to 24.7% in the previous year. Adjusted EBITDA in Latin America increased by 15.7% to €118 million.

Radio increased its Adjusted EBITDA by 8.0%. It is worth highlighting the performance of International Radio (mainly in Colombia and Chile) improving its EBITDA by 72.2% to reach €32 million with a margin of 27.2% compared to 20.3% in 2009.

In the Press business unit, the Adjusted EBITDA increased by 7.4% to reach €56 million with its margin improving from 12.7% in 2009 to 14.0% in 2010. Adjusted EBITDA of Diario As grew 48.0% to reach €16 million. Excluding the impact of the consolidation of the Press in Bolivia in 2009, Adjusted EBITDA would have increased by 11.3%.

Adjusted EBITDA decreased by 36.2% from 2008 to 2009, from €995 million to €634 million. Excluding the extraordinary gains, net of expenses, recognized in 2008 on the real estate disposal to Longshore (€215 million) and the sale of the interest in Unión Radio to 3i Group (€60 million), Adjusted EBITDA would have dropped by 11.9% in 2009.

Adjusted EBITDA margin was 21.3% in 2009, as compared with 26.9% in 2008 (19.5% in 2008 on an equivalent basis). The decline in Adjusted EBITDA margin was due primarily to the effect of gain recognized in 2008 from noncurrent asset sales and to the decline in revenue from advertising and other lines of business, which were partly offset by the strong performance of the publishing business. The Adjusted EBITDA of our publishing unit increased by 13.2% from 2008, a three percentage point improvement in the Adjusted EBITDA margin, due to company-wide efforts to control costs and reduce expenses.

Net financial results

In 2010, net financial results amounted to an expense of €159 million, compared to €214 million in 2009. 2010 results included €124 million of interest on debt, a decrease of €50 million compared to 2009, mainly due to lower interest rates.

Result of companies accounted for using the equity method

Results from associates included a provision of €80 million for 2010, relating principally to provisions for risks and possible restructuring costs in associated companies.

In 2009, the results from associates was a €20 million loss compared with the loss of €8 million in 2008, which is mainly explained by higher losses coming from our printing businesses.

Income tax

Income tax provisions for 2008, 2009 and 2010 amounted to an expense of €106 million, €67 million and €73 million, respectively.

In 2009, the effective tax rate was impacted by the tax treatment of Sogecable’s provision (which impacted the income tax provision with a €12 million loss). The tax expense related to the reversal of a provision in Sogecable that was not eliminated on a consolidated basis, as the provision was recorded prior to the inclusion of Sogecable in the tax consolidated group.

Results from discontinued activities

Results from discontinued activities included mainly the results of Cuatro (€349 million), adjusted by the goodwill associated to that activity (€377 million) as a consequence of its sale to Telecinco.

In accordance with IFRS 5, the consolidated income statements for the years ended December 31, 2009 and 2008 have been restated to present the resulst of our Spanish free-to-air TV business as discontinued operations. The impact in “Result from discontinued activities” was a loss of €7.5 million in 2009 and a loss of €35.4 million in 2008.

Non-controlling interest

Non-controlling interest included the impact of the entrance of DLJ South American Partners LP in the shareholder structure of Santillana.

Impact of Foreign Currency Fluctuations

We are exposed to foreign exchange rate risk from assets and liabilities denominated in the currencies of the different countries in which we develop our activities, mainly the U.S. dollar and Brazilian Real. We manage currency exposures with foreign exchange contracts that have maturities of up to 12 months as a maximum. The counterparties to these contracts are highly rated financial institutions (see “Quantitative and Qualitative Disclosures About Market Risk”).

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the amounts reflected in its consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

●	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and
●	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

●	goodwill;

●	deferred taxes;

●	inventories; and

●	revenue and expense recognition.

Accounting for Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first consolidation is allocated as follows:

●
If the excess is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to our assets.

●
If the excess is attributable to noncontingent liabilities, recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embodies economic benefits and the fair value can be measured reliably.

●
If the excess is attributable to specific intangible assets, recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

The remaining amount is recognized as goodwill.

Changes in an ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Once control is obtained, additional investments in subsidiaries and decreases in ownership interest without the loss of control do not affect the amount of goodwill. When a parent loses control of a subsidiary, it derecognizes the carrying amount of assets (including any goodwill) and liabilities and the share of non-controlling interests, recognizing the fair value of the consideration received and any residual ownership in the subsidiary. The remaining difference is taken to profit or loss in the income statement for the year.

The assets and liabilities acquired are measured provisionally at the date on which the investment is acquired, and the related value is reviewed within a maximum of one year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

Goodwill is considered to be an asset we acquired and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary’s functional currency and is translated to euros using the exchange rate prevailing at the balance sheet date.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost, and that acquired earlier is recognized at the carrying amount at December 31, 2003 in accordance with Spanish GAAP. In both cases, goodwill has not been amortized since January 1, 2004, and at the end of each reporting period, goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognized.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

We consider the business lines described below as our primary cash generating units for purpose of goodwill allocation. The business lines were established on the basis of our organizational structure at 2010 year-end, taking into account the nature of the goods and services offered and the customer segments at which they are targeted.

Our operations are divided into four main businesses:

●	Audiovisual, which derives revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production;

●	Education, which includes primarily the sale of general publishing and educational books and the sale of training;

●	Radio, which includes primarily the broadcasting of advertising and the organization and management of events and the provision of other supplementary services; and

●	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions.

Details, by business segment, of the goodwill relating to our fully and proportionately consolidated companies and of the changes therein in 2010 are as follows.

	Balance at 12/31/09	Translation adjustment	Disposals	Impairment	Balance at 12/31/10
	(thousands of euros)
Press	1,179	—	—	(1,179)	—
Radio	151,222	10,745	—	—	161,967
Education	73,248	1,772	—	—	75,020
Audiovisual(1)	4,054,896	—	(377,427)	(50,000)	3,627,469
Other	39,058	—	—	—	39,058
Total	4,319,603	12,517	(377,427)	(51,179)	3,903,514
_________________
(1)	Includes the goodwill of Prisa Televisión and Media Capital.

The goodwill arising on the acquisition of Prisa Televisión Group, amounting to €3,364,754 thousand, forms part of the audiovisual business segment and relates to two cash-generating units: a free-to-air TV channel (Cuatro) and a pay TV channel (Digital+). During 2010, due to the spin-off of the free-to-air TV business into Sociedad General de Televisión Cuatro, S.A., goodwill was allocated to the two above-mentioned cash-generating units, on a non-arbitrary basis, as follows:

(thousands of euros)
Digital+- pay TV	2,987,587
Cuatro – free-to-air TV	377,167
Total	3,364,754

Due to the above-mentioned allocation, the disposal of Prisa Televisión, S.A.U.’s goodwill amounting to €377,167 thousand corresponds to the derecognition of Sociedad General de Televisión Cuatro, S.A.’s goodwill as a result of its sale to Gestevisión Telecinco, S.A. on December 28, 2010. The derecognition of this goodwill is recognized on the consolidated income statement under “Loss after tax from discontinued operations,” with a reduction in the proceeds of the sales.

In accordance with IFRS 3, we began to allocate the goodwill relating to Prisa Televisión and Media Capital which arose in previous years. In this process, we considered the values of recognized assets and liabilities and of unrecognized assets and liabilities or intangibles. The analysis of intangible assets included the customer base, audiovisual and sports rights and licenses and trademarks. In the case of Prisa Televisión, the customer base is closely linked to the audiovisual rights contracts and the value of these rights is linked to the supply contracts, which at the date of acquisition were close to maturity. A significant portion of these contracts were renewed after the acquisition by Prisa. On the basis of the analysis conducted, no material amount to be allocated to other assets of these businesses was identified, except for the land on which the Prisa Televisión headquarters is located.

Impairment Tests

At the end of each reporting period, or whenever there are indications of impairment, we test goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

As defined in paragraph 6 of IAS 36, an asset’s cash-generating unit is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. As required by the Standard in identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets (or groups of assets), we consider various factors, including how management monitors the entity’s operations and businesses, individual locations and districts and how our management makes decisions about continuing or disposing of the entity’s assets and operations.

The majority of our goodwill corresponds to the “Audiovisual” operating segment and arose from the acquisitions of Prisa Televisión and Media Capital. After the disposal of Cuatro, Prisa Televisión only comprises one cash-generating unit, Digital+, as indicated above. The goodwill arising from the Media Capital acquisition has been substantially allocated to a single cash-generating unit, also in the “Audiovisual” operating segment.

The remainder of the goodwill balance has been allocated mainly to a number of cash-generating units that coincide with separate legal entities and that have been tested for impairment individually or in groups of entities. The distribution of these individual cash-generating units/entities by operating segments is as follows:

•
The “Radio” operating segment includes the following cash-generating units/entities: GLR Chile Ltda. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes), Sistema Radiópolis, S.A. de C.V. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes) and Sociedad Española de Radiodifusión, S.L. (this entity has a number of subsidiaries that include Antena 3 de Radio S.A. and subsidiaries, Propulsora Montañesa S.A. and other cash-generating units that have been tested for impairment individually).

•	The “Education” operating segment includes the following cash-generating units/entities: Editora Moderna, Ltda. and Editora Objetiva, Ltda.

Digital+ and all of the cash-generating units each represent the lowest level within Prisa at which goodwill is monitored for internal management purposes. Please refer to Note 6 of our consolidated financial statements for the amount of goodwill allocated to Digital+ and to each of the individual cash-generating units.

References in this document to a cash-generating unit to which goodwill is allocated also refer to a group of cash-generating units to which goodwill is allocated.

To perform the aforementioned impairment test, the goodwill is allocated to one or more cash-generating units. The recoverable amount of each cash-generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently approved by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5%, depending on the business being analyzed.

In order to calculate the present value of the estimated cash flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2010 the rates used ranged from 7.7% to 9.3% depending on the business being analyzed.

If the recoverable amount of a cash-generating unit (group of cash-generating units) is less than its carrying amount, the carrying amount of the cash-generating unit (group of cash-generating units) will be reduced to its recoverable amount. That reduction is an impairment loss.

Should any impairment loss arise for a cash-generating unit (group of cash-generating units) in future periods, the loss will first reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of cash-generating units), and any loss in excess of goodwill would be allocated to the other assets of the cash-generating unit (group of cash-generating units) pro rata on the basis of the carrying amount of each asset in the cash-generating unit (group of cash-generating units).

According to available estimates and projections, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2010 and 2009 may be recovered.

Prisa Televisión

According to five-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) - these assumptions are of particular significance in the pay TV audiovisual business because the related amounts account for 89% of revenue. In its assumptions, management took into account, on the one hand, a gradual recovery in the number of subscribers in the satellite distribution system, as well as best estimates on the distribution of contents on pay TV platforms of other telecommunications operators. In the case of the latter, the assumptions take into account the customer bases of each operator, estimated penetration, forecast revenue from offering premium content, as well as costs arising from the related acquisition contracts. Although the conditions and time for initiating new distribution contracts are dictated by the stage of negotiations underway, management has estimated contract wins on the most reasonable current parameters.

Increase in programming costs - In its projections, management has estimated the future consequences of commitments acquired with service providers and labor costs based on costs that can be estimated from contracts signed and currently in force, which guarantee access to the main pay TV contents. Estimates regarding operating costs reflect streamlining and growth plans that should strengthen and transform certain business areas.

Media Capital

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share - management predicts a stable trend in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to-air TV channel and the current market leader, which has maintained its market share in recent years.

Evolution of the advertising market – management predicts stable advertising expenditure in the audiovisual business in Portugal in 2011, before increasing 2.5% thereafter until 2013. With these assumptions, management is assuming that the levels of television advertising expenditure achieved in 2008 will be recovered from 2016 onward.

Results of the impairment tests

Per estimates and projections available to the Group’s directors, the projected cash flows attributable to these cash-generating units to which the goodwill has been allocated will make it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2010. In 2010, an impairment loss of €50 million was recognized on the consolidated income statement for Media Capital’s goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

Sensitivity to changes in key assumptions

  - Prisa Televisión

In order to determine the sensitivity of value in use to changes in the key assumptions, the Group analyzed the impact of the following changes in the key assumptions without producing significant impairment losses on the goodwill allocated:

-	increase of 1% in the discount rate;

-	decrease of 5% in the ARPU; and

-	decrease of 5% in the number of subscribers.

   - Media Capital

Due to the impairment losses on the goodwill recognized during 2010, their carrying amount is quite similar to value in use, and therefore, an adverse change in key valuation assumptions might lead to recognition of impairment at a later date. A 1% advertising share reduction would create impairment of goodwill of approximately € 10 million, while a 0.5% decrease in the expected growth rate from the fifth year onward would lead to impairment totaling €33 million.

Deferred Taxes

Deferred tax assets arise from temporary differences defined as the amounts expected to be payable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from tax loss and tax credit carryforwards.

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither accounting profit (loss) nor taxable profit (tax loss). The other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

Our management has a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group’s future strategy, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Prisa Televisión Group in the pay TV market in Spain were taken into account.

We recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the extinct Prisa Televisión Group. The Group also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. The recovery thereof is reasonably assured on the basis of the recent performance of the pay TV businesses and the forecasts contained in the Prisa Televisión Group’s business plan. The calculation of the 15-year period for the recovery of these tax credits began in 2009 (the first year the Company generated income since it was incorporated).

Deferred tax assets include most notably tax loss carryforwards and unused investment tax credits arising mainly at our consolidated tax group and at the companies that comprised the former Prisa Televisión consolidated tax group.

There are no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognized in this connection.

There are no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at 2008, 2009 and 2010 year-end.

DEFERRED TAX ASSETS ARISING FROM
	12/31/10	Additions	Disposals	12/31/09
	(thousands of euros)
Nondeductible provisions	8,843	2,927	(79)	5,995
Non-capitalizable assets	37	—	—	37
Tax loss carryforwards	769,417	1,405	(235,549)	1,003,561
Unused tax credits recognized	244,313	2,336	(40,192)	282,169
Other	23,420	4,347	(2,985)	22,058
Total	1,046,030	11,015	(278,805)	1,313,820

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/10	Additions	Disposals	12/31/09
	(thousands of euros)
Impairment losses on equity investments and goodwill	20,061	504	(44,809)	64,366
Deferral for reinvestment of extraordinary income	6,244	—	(103)	6,347
Accelerated depreciation and amortization	505	—	(17)	522
Other	1,745	420	(239)	1,564
Total	28,555	924	(45,168)	72,799

Our management has concluded that, despite the fact that the Prisa Televisión Group incurred significant losses in 2003 and 2004, mainly as a result of the restructuring process linked to the integration of DTS, Distribuidora de Televisión Digital, S.A. into the Group, it will foreseeably report rising earnings figures at medium term which, together with its restructuring, will enable the tax assets recognized by the Prisa Televisión Group to be recovered.

In 2010, as a result of the disposals and reorganization in the audiovisual area, nearly all of Prisa Televisión’s remaining tax credits were used.

Inventories

Inventories of raw materials and supplies and inventories of commercial products or finished goods purchased from third parties are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

The main inventory item is “Audiovisual rights,” which are stated at acquisition cost and taken to income as follows:

1.	Broadcasting rights for the “Canal+” premium pay TV family of channels:

•
Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.

•	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

•	Acquired series broadcasting rights: the cost of these rights is taken to income on a straight-line basis over the various showings.

•	Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2.	Broadcasting rights for free-to-air television channels:

•
Film, series and cartoon broadcasting rights acquired from third parties (outside productions): these rights are taken to income at the date of the showing. If rights are acquired to broadcast more than one showing, 75% of the cost is charged to income at the date of the first showing and 25% at the date of the second showing.

•	Broadcasting rights for in-house or commissioned production programs and series: the cost of these rights is charged to income in full at the date of the first showing.

•	Other rights: these are recognized as a period expense at the date of the related showing.

Obsolete, defective or slow-moving inventories are reduced to their realizable value.

We assess the net realizable value of the inventories at the end of each period and recognize the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

The net realizable value is calculated differently depending on the type of inventories:

•
Audiovisual rights. If the broadcasting rights have expired or Prisa considers the broadcasting of that right unlikely, according to its experience and market knowledge, 100% of the cost of inventories is registered as expenditure. Prisa’s content and programming management establishes the programming strategy according to the audience and target objectives. The financial management team periodically reviews Prisa’s inventory of broadcasting rights and, together with the content and programming management, decides if the broadcasting of any right is unlikely in order to write it down.

•	Book inventories. Prisa records a write-down when it determines there are market/selling problems according to the following rules:

•	Discontinued books. the whole cost is provisioned when the book is discontinued.

•
Current catalogue. the most significant item is the stock of textbooks. The group estimates future copy sales considering the net sales for the year and the remaining useful life of the book, and any amount exceeding these estimates is registered as expenditure. The average useful life of textbooks amounts to three years.

Revenue and Expense Recognition

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes. Revenue associated with the rendering of services is also recognized by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Sales of goods are recognized when substantially all the risks and rewards have been transferred.

The accounting policies applied to recognize the revenue of our main businesses are as follows:

•
Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay-per-view revenue is recognized when the program acquired by the subscriber is screened.

•	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

•
Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns and the amount of the provisions estimated at the balance sheet date are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

•
Revenue from the sale of newspapers and magazines is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

•
Revenue and costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the proportion of contract costs incurred for work performed to date over the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the changed estimates are used in the determination of the amount of revenue and expenses recognized in income in the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

•
Revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

•
Other income includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

Significant Changes in Accounting Policies

In 2010 new accounting standards came into force which were taken into account when preparing the 2010 consolidated financial statements:

●	Revised IFRS 3 - Business Combinations.

●	Amendments to IAS 32 - Financial Instruments: Recognition and Measurement - Eligible Hedged Items.

●	Amendments to IFRS 2 - Share-Based Payments.

●	IFRIC 12 - Service Concession Arrangements.

●	IFRIC 15 - Agreements for the Construction of Real Estate.

●	IFRIC 16 - Hedges of a Net Investment in Foreign Operation.

●	IFRIC 17 - Distributions of Non-cash assets to owners.

●	IFRIC 18 - Transfer of Assets from Customers.

●	Amendments to IAS 27 - Consolidated and Separate Financial Statements: Increases or decreases in a parent´s ownership interest that do not result in a loss of control.

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2010, except for those resulting from the Amendments to IAS 27, as follows:

Amendments to IAS 27 - Consolidated and separate financial statements: Increases or decreases in a parent´s ownership interest that do not result in a loss of control

Once control is achieved, all other increases or decreases in ownership interests between the parent company and noncontrolling interests that do not result in a loss of control are treated as transactions among equity; i.e., no gain or loss arising from the decrease in the ownership interest is recognized in profit or loss, while the gain or loss on the sale is taken to reserves.

In addition, there is no change to existing goodwill (depending on the related impairment test) nor does the increase in the equity interest generate any additional goodwill.

The application of IAS 7, as amended by IAS 27, regarding the classification of cash flows arising from transactions with noncontrolling interests of Group companies that do not result in a loss of control, the Group classifies proceeds from these transactions as “Cash flows from financing activities” rather than “Cash flows from investing activities.” This standard did not have any effect on the 2009 consolidated financial statements. In 2010, we classified the proceeds from the sale of 25% ownership interest in Santillana as cash flow from financing activities.

At December 31, 2010, we have not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
Amendment to IAS 32	Financial Instruments: Classification of Rights Issues	February 1, 2010
Revision of IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
IFRS 9	Financial Instruments: Classification and measurement	January 1, 2013
Annual improvements to IFRSs 2010	Non-urgent improvements to IFRSs	Other (mainly January 1, 2011)
Amendments to IFRS 7	Financial Instruments: Disclosures - Transfers of Financial Assets	January 1, 2011

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

B.	Liquidity and Capital Resources

Cash Flow Analysis

The following table presents consolidated cash flow information for the periods ended December 31, 2010, 2009 and 2008. Positive values refer to cash inflows, and negative values refer to cash outflows.

	For the Years Ended December 31,
	2010	2009	2008
	(thousands of euros)
Cash flow from operating activities	271,835	468,496	590,673
Cash flow from investing activities	(129,904)	(123,547)	68,924
Cash flow from financing activities	4,946	(322,044)	(671,931)

IAS 7, which came into force as of January 1, 2010 and as amended by IAS 27, requires that cash flows arising from investments in or divestments of ownership interests in a subsidiary not resulting in a change of control must now be classified as cash flow arising from financing activities instead of cash flows arising from investing activities.

Cash flow from operating activities

Our cash flow from operating activities decreased 42.0% to €272 million in 2010, from €469 million in 2009. In 2009, the decrease was 20.7%, from €591 million in 2008. This decline was due to the decline in EBITDA described above and by changes in working capital.

We believe that our working capital is sufficient to meet our present requirements.  The following table sets forth information regarding changes in working capital for the periods ended as of the dates indicated.

	For the Years Ended December 31,
	2010	2009	2008
	(thousands of euros)
Changes in working capital	(181,017)	(84,109)	(2,344)
Inventories	21,051	17,265	20,276
Accounts receivable	(92,651)	(198,932)	(57,114)
Accounts payable	44,250	101,676	27,876
Other current assets	(153,667)	(4,118)	6,618

In 2010, the change in working capital of €181 million is explained as the decrease in inventories due to Prisa Televisión, S.A.U. (€25 million), the increase in accounts receivable (€93 million) as the reduction in revenues and the increase in accounts payable (€44 million). Other current assets included the short-term investment in deposits made with the cash excess received for the sale of assets, after completing the stipulated debt repayments.

Change in working capital in 2010 was not comparable with the previous year due to the sale of Cuatro in December 2010.

In 2009, the working capital investment of €84 million was principally attributable to the working capital needs of Prisa Televisión, S.A.U.

The receivables corresponding to 2010 and 2009 included amounts generated by the Spanish soccer rights dispute.

Cash flow from investing activities

In 2008, 2009 and 2010, capital expenditures totaled €191 million, €128 million and €206 million, respectively. The 32.8% reduction in 2009 was largely due to a decrease in Digital+ capital expenditures related to the decline in the number of subscribers, a cost saving and capital expenditures reduction policy we initiated. In 2010, capital expenditures increased by 60.9% compared to 2009, due mainly to the acquisition of digital set-top boxes and cards and by the change in the marketing model iPlus from a sales model to a transfer with licensing fees.

Our main financial investments in the period from 2010, 2009 and 2008 relate to the acquisition of equity investments in various companies. In 2008, the financial investment was largely due to the acquisition of RLM, S.A. and Merchandising On Stage, S.L. The acquisition of Prisa Televisión, S.A.U. was recorded as “Cash flow from financing activities.” Although we made an initial investment in V-me in 2009, the investment included no cash consideration. In 2010, we increased our interest in V-me to 32.95%, and as a result now account for the investment using the equity method. We have also agreed to make an additional investment in 2011 of $19 million in cash and $2 million in a contribution of audiovisual rights. With these investments Prisa Televisión will have approximately 51% of the voting rights of V-me and effective control of the company. Prisa Televisión would acquire additional shares of V-me representing an additional 10% of V-me´s equity on an as- converted basis for no additional consideration if certain revenue targets are not met. Also, cash flow from investing activities in 2010 included a cash inflow of €90.0 million resulting from the sale of headquarters Digital+’s and Sogecine and Sogepaq companies.

We recorded a cash inflow of €300 million resulting from the sale of three buildings in 2008.

Cash flow from financing activities

In 2008, as a result of the completion of our mandatory takeover bid for the outstanding shares of Prisa Televisión, S.A.U., our indebtedness increased by €2,057 million. Cash flow from financing activities also included this investment of €2,057 million resulting from the takeover bid.

Additionally, in April 2008, we recorded a cash inflow of €63 million for the sale of a 5.2% stake in the Radio business to the 3i Group. Also in that fiscal year, we made a €162 million cash payment in order to settle our outstanding exchangeable bonds.

In 2009, our sale of treasury shares resulted in a cash inflow of €34 million.

In April 2010, we completed the sale of a 25% ownership interest in Santillana to DLJSAP resulting in a cash inflow of €279 million. We reduced our outstanding debt by €217.43 million.

In December 2010, €976 million of cash from the sale of a 44% stake of Digital+ was mainly used to amortize debt, including the subordinated debt of Prisa Televisión.

In December 2010, out of the cash of €650 million from the agreement with Liberty Acquisition Holdings Corp. to reinforce the capital, €420 million was used to amortize debt. The rest of the funds will be used for working capital needs, transaction expenses and restructuring costs.

Interest payments totaled €269 million in 2008, €159 million in 2009 and €125 million in 2010, resulting from changes in interest rates as well as the change in our debt (relating to the aforementioned acquisitions).

Capital Management Policy

The principal objective of our capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables us to achieve our strategic targets and contribute to the growth of the group. In this respect, in 2010 Prisa carried out capital increases with the aim of reducing the Group’s financial gearing and adjust its level of equity and borrowings.

The ratio of net financial debt to Adjusted EBITDA as of December 31, 2010, was 4.9 times (7.8 times as of December 31, 2009; 5.3 times as of December 31, 2008; 6.8 times as of December 31, 2008 excluding earnings from the sale of real estate).

Liquidity Risk

The management of liquidity risk includes the detailed monitoring of the repayment schedule of our borrowings and the maintenance of credit lines and other financing channels that enable us to cover foreseeable cash needs at short, medium and long term.

The table below details our liquidity analysis at December 31, 2010 in relation to our bank borrowings, which represent substantially all the nonderivative financial liabilities. The table was prepared using projected cash outflows that have not been discounted with respect to their scheduled maturity dates. The projected flows include both principal and interest payments. When the interest rate is not fixed, the payment due was calculated based on the yield curve as of December 31, 2010.

Maturity		Floating Euribor rates
	(thousands of euros)
Within 3 months	119,922	0.95%
From 3 to 6 months	38,157	1.21%
From 6 to 9 months	50,144	1.50%
From 9 to 12 months	311,251	1.71%
From 1 to 2 years	525,659	2.27%
From 2 to 3 years	2,613,006	2.95%
After 3 years	630	3.43%
Total	3,658,769

Share Options

Financial liabilities arising from the settlement options as part of the obligatory conversion of the Class B shares

At December 31, 2010, as a result of our capital increase transactions, we recorded non-current financial liabilities in the amount of €89 million, corresponding to our obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion (June 2014) the weighted average price of Class A ordinary shares is below €2. The Black-Scholes Method was used to determine fair value.

Bank Borrowings

Details of our bank borrowings, credit limits and scheduled maturities as of December 31, 2010 are set forth in the table below.

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
	(thousands of euros)
Syndicated loan and credit facility	2013	1,393,772	257,459	1,136,313
Bridge loan	2013	1,553,396	—	1,553,396
Subordinated loan	2013	134,000	—	134,000
Credit facilities	2011 – 2013	375,255	127,342	176,436
Loans	2011 – 2023	23,907	22,578	1,329
Finance leases, interest and other	2011 – 2015	12,574	9,260	3,314
Loan arrangement costs	2011 – 2013	—	(5,530)	(73,598)
Total		3,492,904	411,109	2,931,190

Syndicated loan and credit facility and bridge loan

In May 2006, we entered into a syndicated loan and credit facility with a group of 40 banks, led by HSBC Bank plc as administrative agent for financing up to a maximum amount of €1,600.0 million. Our syndicated loan and credit facility consisted of two components: a long-term loan in the amount of €1,300.0 million and a credit facility for a maximum amount of €300.0 million, drawable throughout the term of the loan, which is due in May 2013. The proceeds of the syndicated loan and credit facility were used to refinance a bridge loan of €988.4 million arranged in 2005 to finance the takeover bid for 20% of Sogecable. The syndicated loan and credit facility was also used to refinance the debt then held by us and our subsidiaries, excluding Sogecable, and to finance our operating needs. The syndicated loan and credit facility, for an initial term of seven years, is scheduled to come payable in full in 2013.

In June 2007, the same syndicate of banks and we amended the syndicated loan and credit facility to refinance a second bridge loan, in the amount of €450.0 million, granted in 2006 by certain banks to finance our takeover bid for shares of Media Capital and to meet the costs and expenses related to this acquisition. Following this amendment, the outstanding principal amount of our syndicated loan and credit facility, as amended, amounted to €2,050.0 million, and consisted of a long-term loan for up to €1,675.0 million and a revolving facility for up to €375.0 million.

Repayment of the loan commenced in 2007 and will end in May 2013. With respect to the remaining balance of the loan at December 31, 2009, €353 million was paid in 2010, €48 million of which was an early payment, in compliance with the terms of the Refinancing Master Agreement described below. The schedule for the future repayments of the remainder of the outstanding loan at December 31, 2010 is as follows:

Maturity
(thousands of euros)
2011	257,459
2012	350,929
2013	785,384
1,393,772

The maturity of the revolving facility associated with the syndicated loan and credit facility is included in 2013.

This syndicated loan and credit facility is tied to Euribor plus a spread negotiated in 2007 and adapted in accordance with financial market rates. In conformity with our syndicated loan and credit facility, we have arranged interest rate hedges that establish interest rate caps. These hedges expire in September 2011.

In December 2007, we entered into a six-month financing agreement (bridge loan) with a bank for a maximum amount of €4,230 million and bearing interest at a market rate. The agreement stated that the purpose of this financing was to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. (previously Sogecable, S.A.U.). The Prisa bridge loan agreement consisted of three tranches, as described below:

•
Tranche A:  €2,034 million, the proceeds of which were used (i) to acquire the remaining outstanding public shares of Sogecable, as part of our takeover bid for Sogecable; (ii) meet the counter-guarantee obligations under the guarantee provided in relation to this takeover bid; and (iii) to cover the related costs and expenses of the takeover.

•
Tranche B:  €2,052 million, the purpose of which was to refinance the syndicated loan and credit facility and the subordinated credit facility, in the event that the agent of the syndicated loan and credit facility, under instructions of the majority of the syndicate’s lenders, notified us of the early maturity of the syndicated financing due to noncompliance with certain obligations.

•
Tranche C:  €144 million, the proceeds of which were used to finance the purchase of Sogecable shares, at a purchase price not exceeding the takeover bid price, during the period between the announcement of the bid and the end of the offering.

The bridge loan was amended on December 27, 2007 in order to adjust the principal amounts of Tranches A and C, without changing the total principal amount of the loan. Following this amendment, the principal amount under each of the tranches was as follows:

•	Tranche A: €2,036 million

•	Tranche B: €2,052 million

•	Tranche C: €142 million

On February 29, 2008, the bridge loan agreement was amended. This amendment was made in conjunction with the sale by HSBC Bank plc, on February 29, 2008, of a portion of the loan to Banesto, BNP Paribas, Natixis, la Caixa and Caja Madrid. These lenders, together with HSBC, comprise the 2007 bridge financing mandatory lead arrangers (often referred to as the MLAs).

On May 22, 2008, following the completion of our takeover bid for Sogecable, the bridge loan was amended to increase the principal amount to allow us to exercise squeeze-out and sell-out rights on the shares of Sogecable. Following our exercise of these rights, Sogecable became our wholly owned subsidiary.

On June 20, 2008, the bridge loan agreement was amended to extend its maturity until July 18, 2008 and to cancel Tranche B in full. On July 14, 2008, we and the MLAs again amended the bridge loan to accommodate the additional debts incurred by us in connection with our takeover bid for Sogecable. Following this amendment, we negotiated an extension of the final maturity date in order to allow sufficient time to restructure our audiovisual business and debt structure. On July 18, 2008, we and the MLAs entered into another amendment providing for the following:

i.	Extension of the maturity of the loan until March 31, 2009; and

ii.
Full cancellation of Tranche C of the loan in the amount of €142.0 million, and the reduction of the principal amount under Tranche A of the loan by €87.1 million. Accordingly, the principal amount of the borrowings under the bridge loan agreement was established as €1,948.9 million.

In August 2008, we repaid €113.1 million of the bridge loan.

On November 10, 2008, we amended the loan agreement to adjust the applicable spread and to provide that we will not pay dividends until our net debt is reduced.

On March 31, 2009, the term of the loan was extended by one month until April 30, 2009, and was subsequently extended again until May 14, 2009.

On May 13, 2009, we arranged with the banks that granted the bridge loan for an extension of its term until March 31, 2010, and obtained the authorization of the banks that were party to the syndicated financing agreement for the additional borrowings arising from the aforementioned extension.

On February 22, 2010, in the context of the debt restructuring process, we entered into an agreement in principle with the banks that extended the maturity of the bridge loan to May 19, 2013. This agreement is subject to, among other conditions, the acceptance by the banks that granted the syndicated loan and credit facility, which was formalized on April 19, 2010 under the Refinancing Master Agreement. The agreement establishes the terms and conditions for restructuring the loan with the consent of HSBC (agent bank) and other financial entities participating in the syndicated loan and credit facility and bridge loan; some bilateral lenders, hedging counterparties, and subordinated lender. The bridge loan was initially extended until July 30, 2010; on July 29 it was extended to November 30, 2010, and on November 29 it was extended to December 3, 2010. The conditions precedent the Group had to meet to extend the maturity of the bridge loan and a series of our bilateral facilities to May 19, 2013 after several amendments to the original Refinancing Master Agreement, were that the Group must sell 25% of Grupo Santillana de Ediciones, S.L. and obtain proceeds of at least €450 million from the Liberty capital increase. The funds raised from these transactions must be used to pay off the bridge loan and the syndicated loan and credit facility. After these conditions precedent were met, the maturity of the Company’s bridge loan and bilateral loans was set at May 19, 2013.

During 2010, €282 million of the bridge loan had been reimbursed, as stipulated in the Refinancing Master Agreement, with €1,553 million outstanding. Also, €354 million of the syndicated loan and credit facility was paid off, with €1,394 million outstanding, as indicated above.

At year-end 2010, the syndicated loan and credit facility, the bridge loan, some bilateral loans, counterparties of hedges, and subordinated loans are guaranteed jointly and severally by the following Prisa Group subsidiaries: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L., and Vertix, SGPS, S.A. The Grupo Santillana de Ediciones, S.L. guarantee was canceled on April 29, 2010 as a result of the sale of its 25% stake to DLJSAP.

In addition, we pledged our shares in Prisa Televisión, S.A.U., our shares in Prisa Radio, S.L., the shares we indirectly own in Grupo Media Capital, SGPS, S.A. and our shares of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The Refinancing Master Agreement requires certain additional affirmative undertakings by us, including:

•
Pledge the shares Prisa Televisión, S.A.U. owns in Gestevisión Telecinco, S.A. within ten working days of the date (i) that the pledge can be granted under the purchase-sale commitment and the options contract entered into with Gestevisión Telecinco, S.A., or (ii) the option contract terminates.

•
Pledge shares representing 22% of DTS, Distribuidora de Televisión Digital, S.A.’s share capital, initially sold by Prisa Televisión, S.A.U. to Gestevisión Telecinco, S.A., should Telecinco return the shares of DTS to Prisa Televisión, S.A.U., as stipulated in the option contract.

Regarding the bridge loan, and as a result of the mentioned renewals, we have agreed with the financial entities participating in the loan to pay a variable amount in cash, depending on the listed price of our ordinary shares from the date of the final agreement (April 19, 2010) until the loan matures on May 19, 2013.

As of December 31, 2010, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of our ordinary shares, amounted to €5.7 million.

The syndicated loan and credit facility and bridge loan establish that we must comply with certain financial ratios. Our syndicated loan and credit facility and bridge loan agreement contain maintenance covenants requiring compliance with certain financial ratios. These ratios were revised on November 4, 2010 in order to adapt them to our financial situation. Our board of directors has determined that we were in compliance with all such maintenance covenants as of December 31, 2010. Our financing agreements also contain other customary provisions. They include covenants not to incur additional debt or grant loans, credit, unsecured loans or any type of financing to third parties (except in certain expressly permitted scenarios), not to issue any guarantee (except in certain expressly permitted scenarios) and not to make any investment in excess of agreed-upon threshold amounts, among others.

Subordinated credit facility

On December 20, 2007, we entered into a subordinated credit facility of €200 million bearing interest at market rates.

The subordination of this financing lies basically in the fact that the repayment of any amount owed thereunder will be conditional upon compliance with the payment obligations at any given time under the syndicated loan granted to us by a syndicate of banks.

At December 31, 2010, the balance drawn down was €134 million, which relates to the maximum amount of this credit facility following our request to reduce the limit thereof.

Syndicated loan and credit facility to Prisa Televisión

In 2005 the Prisa Televisión Group renegotiated the terms and conditions of its outstanding financing agreements and in July 2005 entered into a new syndicated loan agreement, which replaced the prior agreement, for a total amount of €1,200 million. This new agreement consists of a long-term loan of €900 million and a short-term credit facility of €300 million drawable throughout the term of the loan. The loan portion matures at six-and-a-half years and is repayable in ten consecutive half-yearly increasing installments. Repayment commenced in 2007 and will end in December 2011. This syndicated loan and credit facility was canceled in advance on December 28, 2010 with funds from the sale of 44% of DTS, Distribuidora de Televisión Digital, S.A.

C.	Research and Development, Patents and Licenses

We continually adapt our management applications and processes to changes in our businesses and technological changes in the industries in which we operate. In order to achieve this, we participate in national and international associations and forums which enable us to identify any improvements or opportunities for innovation and development in our services, processes and management systems.

In collaboration with its technology suppliers, our audiovisual business unit, through its subsidiary, Prisa Televisión, continually adapts its services and processes to new technology in an effort to provide cutting-edge services to its customers and subscribers. Therefore, in 2007, Digital+ started marketing iPLUS, a technologically advanced set-top box exclusively for Digital+ subscribers. The iPLUS can store up to 80 hours of programs, includes an enhanced Digital+ electronic program guide and provides access to terrestrial digital television. Digital+ started high-definition broadcasts at the beginning of 2008 through Canal+HD, the first Spanish television channel to broadcast in high definition, which can be seen by using the iPLUS set-top box.

Patents and Licenses

We own various brands under which we market certain products and services in our different areas of operation. Notwithstanding the fact that we believe that our most important brands are protected in Spain under the appropriate methods of brand registration, we make strong efforts and allocate considerable resources to increase our protection by applying for European Union brands for the European Union territory and for trademark protection in the North and South American countries in which we are present.

We consider the following brands to be our most important: Prisa, El País, El País Digital, Cinco Días, AS, Plural, Digital+, TVI, Cadena SER, 40 Principales, Cadena Dial, M-80, Santillana, Alfaguara, Richmond English and Aguilar.

We supervise our brands centrally with the aim of controlling and monitoring our brand portfolio and capitalizing on the existing portfolio to the extent possible, so that each Prisa company can harness the information held by the others or even obtain user licenses for brands owned by another Prisa company.

With regard to the Internet, we have registered domain names for our most important brands with the “.com” and “.es” extensions, in most cases.

D.	Trend Information

The media industry is highly sensitive to changes in general economic conditions, particularly to the advertising cycle, which is linked directly to gross domestic product.

Consistent with the international economic environment and, in particular, the performance of the Spanish economy, the media industry has experienced declines since the end of 2007, with the declines being more severe in developed countries than in emerging economies. There has also been a marked shift in advertising investment away from traditional print media towards digital media.

As a result of these trends, we have taken the following actions to allow us to respond flexibly and efficiently to changes in the business environment:

•	implementation of cost-cutting programs, including restructuring of printed media, use of cross-selling models and multimedia advertising sales.

•	fostering and development of the digital business.

•	expansion outside of Spain.

We believe that our exposure to the advertising market’s negative trend is limited by our diverse sources of revenue, of which advertising revenue accounted for 24% of the total amount in 2010.

Cost Containment and Investment Program

We began a cost containment program in 2009. As part of our cost containment initiatives, operating expenses, excluding depreciation and amortization, decreased by 13.3%. We continued these cost containing initiatives in 2010, with operating expenses, excluding depreciation and amortization, decreasing by 4.9% compared to 2009.

Digital Development and Cross-Cutting Synergies

In response to the current trend away from traditional print media and towards digital media, we have implemented a new digital strategy intended to transform our business model so that our various traditional lines of business develop in a technologically advanced environment with a clear personalized focus for our millions of customers. Our digital strategy is based on a consumer-oriented model in which our products are distributed to customers based on their preferences. By improving our knowledge of our customers’ profiles, fostering synergies based on transversal initiatives, and leveraging resources and expertise in all our businesses, we expect to be able to offer value added to our advertisers, improve the effectiveness of our sales strategy and capitalize on our digital assets.

In connection with our ongoing strategic effort, we have taken the following steps:

●
Prisa Televisión has launched Digital+ “a-la-carta” (VOD), making it possible to download Canal+ contents (movies, series, documentaries) in iPlus at the subscribers’ leisure, regardless of whether the show is currently being broadcast.

●
The websites of the main brands of our radio business have been integrated into leading social networks, paving the way for new media communication for and between users, thereby strengthening brand loyalty.

●
The international radio presence has boosted the launch of new sites associated with brands, increasing the signal via streaming. Live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards were broadcast to 20,000 live participants with 100,000 watching on the Internet.

●
The development of books and educational materials in digital format, designed for students as well as teachers. In almost all the countries in which we operate, we are leaders in this type of development. An especially noteworthy development in this area is the commercialization of digital books for the 1st and 2nd cycles of the ESO in Catalunya.

●
In 2010, Santillana launched, in partnership with six other publishers, Libranda, the biggest Spanish distribution platform for books. This initiative has spread to other countries, with Brazil and the United States at the forefront.

●
In 2010, Prisa Digital S.L. focused its main R&D investments on carrying out two projects: the first is its VoD (Video on Demand) platform, which optimizes audiovisual management while breaking ground for new media products and services, and the second is the CMD (Customer Marketing Database) platform, which makes it possible to integrate the entire client database, creating a unified profile; it is, therefore, possible to have a better understanding of our users so as to be able to provide them relevant products and target advertising campaigns.

At year end, the Prisa Group’s Digital Ecosystem went into development. This will consist of smart technology for analyzing user access and consumer behavior towards multi-platform digital contents, as well as advanced technology designed to identify, automatically categorize, integrate, and provide semantic access to digital cloud-based content storage networks. This project will revolutionize technology worldwide and will take place in coming years.

Expansion Outside of Spain

We enhanced our presence outside of Spain in 2010. This sector accounted for 28% of total operating income (revenues) (2009: 25%). We seek to continue our expansion outside of Spain in order to diversify country risk.

Other Matters

Our other businesses, such as education, are generally less impacted by the economic cycle. Although the sale of educational books and training services may be affected by general economic conditions, the overall trend in emerging countries is to increase educational expenditure.

The education industry is highly seasonal since it is based on the performance of sales campaigns in each hemisphere (north and south), and it depends considerably on institutional orders, which are not always recurrent year after year.

The education business line accounted for 22% of our total revenues in 2010 (compared with 19% in 2009). Books and training sales increased by 4.2% in 2010 in comparison with 2009, with 72.0% of revenue being derived outside Spain and Portugal.

Our pay television subscriptions are also less sensitive to economic cycles. Revenue from subscribers accounted for 32% of our total revenues in 2010 (compared with 31% in 2009). During the last months of 2010, there has been a positive trend in the evolution of Digital+ subscribers. The last quarter of 2010 showed positive gross additions of 11,897 subscribers, December being the 9th consecutive month of decline in cancellations compared to the previous year. During 2010, gross additions increased by 22.7%, and cancellations decreased by 18.9%.

Agreements with Jazztel, Telecable, Orange and ONO for the sale of contents have been closed recently, and negotiations to close additional deals with other operators are in process. These agreements are expected to make a strong contribution to both future subscribers and revenues. We believe that the positive trend in Digital+ subscribers would have been even better if there had not been a delay with respect to the initial expectations in wholesale distribution.

E.	Off-Balance Sheet Arrangements

We act as guarantor for bank loans and credit facilities granted to Promotora de Emisoras de Televisión, S.A. for a maximum amount of €10 million, and Iberbanda, S.A., a former subsidiary currently controlled by Telefónica, for a maximum amount of €28 million.

At December 31, 2010, we had provided bank guarantees amounting to €135 million and $10 million, mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis and litigation for football rights.

Lastly, in 2008 Dédalo Grupo Gráfico, S.L. and its subsidiaries entered into a syndicated loan and credit agreement for a maximum amount of €130 million. In this financing, since November 2009 we have been the guarantor of all the debt and the underlying hedges. Also, in March 2010 we granted the majority shareholders of Dédalo Grupo Gráfico, S.L. a contract of indemnity vis-à-vis third-party claims as a result of actions taken to defend our interests or following instructions received from us.

F.	Contractual Obligation and Commitments

Our obligations under firm contractual arrangements as of December 31, 2010 are summarized below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(thousands of euros)
Financial debt	3,342,299	411,109	2,930,950	55	185
Cash interest obligations on financial debt (1)	316,471	119,834	196,614	5	18
Cash receipts/payments on derivative financial instruments (2)	10,083	9,013	1,070	—	—
Operating leases (3)	1,074,009	73,720	132,703	132,871	734,715
Future commitments (4)	1,163,541	515,929	440,749	141,526	65,337
Guarantees (5)	310,222	53,814	66,955	40,600	148,853
Other long-term liabilities (6)	11,408	—	—	—	11,408
Total	6,228,033	1,183,419	3,769,041	315,057	960,516

_______________
(1)	Interest obligations on long-term debt represent an estimate of future cash interest expenses based on current interest rates, current debt levels and scheduled debt repayments.
(2)
Cash receipts and payments on derivative financial instruments represent an estimate of future cash receipts and payments based on current expectations of interest rate levels and foreign exchange rates.

(3)
Operating leases includes the minimum lease payments arising from several assets and services used by us. The most significant ones are the buildings in Gran Vía 32, Miguel Yuste, Caspe and Tres Cantos, the provision of analog, digital terrestrial and satellite broadcasting services and radio broadcasting services (the most significant lease relates to Media Latina).

(4)
Future commitments represents an estimate of contractual commitments of Prisa Televisión and Media Capital with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. In addition, it includes the payments required under the agreement between us and Indra for provision of global IT services by Indra for seven years from December 2009.

(5)	Guarantees with undetermined expiration are included in the more than five years due period.
(6)
Other long-term liabilities includes long-term provisions for taxes related to the estimated amount of tax debts arising from tax audits of various Prisa companies in process as of December 31, 2010. As the expiration date is undetermined, this amount is included in the more than five years due period.

Item 6. DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following tables set forth certain information with respect to the members of our board of directors. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid, Spain.

Article 8 of the Prisa Board of Directors Regulation provides the following with respect to classification of directors:

●
Executive Directors:   those who hold executive or senior management functions within the Company. Executive Directors include those directors that hold delegated, on a permanent basis, general powers of the board and/or are bound by senior management contracts or leases of services relating to the provision of business services on a full-time basis.

●
External-Proprietary Directors:   Directors who (i) have a stake greater than or equal to the legal definition of significant or have been designated due to their status as shareholders holding a lesser amount, or (ii) whose appointment has been proposed by shareholders described in clause (i).

●
External-Independent Directors:  those not covered by the two preceding categories, named in regard to their personal and professional prestige and their experience and knowledge to exercise their functions, unrelated to the executive team and shareholders.

●	Other external Directors: external directors who do not have the status of proprietary directors or independent directors.

Name	Age	Position on the Board	Date of Initial Appointment	Date Current Term Ends(1)
Ignacio Polanco Moreno	56	Chairman (proprietary) (2)	March 18, 1993	November 27, 2015
Juan Luis Cebrián Echarri (6)	66	Chief Executive Officer (executive)	June 15, 1983	November 27, 2015
Fernando Abril-Martorell	49	Deputy CEO and CFO (executive)	June 24, 2011	June 24, 2016
Juan Arena de la Mora (7)	67	Director (independent)	November 27, 2010	November 27, 2015
Nicolas Berggruen	49	Director (proprietary) (4)	November 27, 2010	November 27, 2015
Matías Cortés Domínguez (6)	73	Director (other external director)	March 25, 1977	November 27, 2015
Martin Franklin (6)	46	Director (proprietary) (5)	November 27, 2010	November 27, 2015
Diego Hidalgo Schnur (8)	68	Director (proprietary) (3)	June 17, 1982	November 27, 2015
Gregorio Marañón y Bertrán de Lis (6) (8)	68	Director (independent)	June 15, 1983	November 27, 2015
Alain Minc (6) (7)	62	Director (independent)	November 27, 2010	November 27, 2015
Ágnes Noguera Borel (7)	47	Director (proprietary) (3)	April 20, 2006	November 27, 2015
Borja Jesús Pérez Arauna (8)	42	Director (proprietary) (2)	May 18, 2000	November 27, 2015
Manuel Polanco Moreno (6)	50	Director (proprietary) (2)	April 19, 2001	November 27, 2015
Emmanuel Roman (6) (7)	47	Director (independent)	November 27, 2010	November 27, 2015
Harry Sloan (8)	61	Director (independent)	November 27, 2010	November 27, 2015
Ernesto Zedillo Ponce de León	59	Director (independent)	November 27, 2010	November 27, 2015
Iñigo Dago Elorza	48	Non-Director Secretary
Carlos Ulecia Palacios	44	Non-Director Deputy Secretary

_________________
(1)
Pursuant to Article 18 of our by-laws, directors serve five year terms, or until their earlier resignation. However, pursuant to Article 145.1 of the Spanish Commercial Registry Regulations, a director’s board membership lapses when, subsequent to the expiration of the director’s term, the first of the following events occurs: (i) the general shareholders’ meeting is held, or (ii) when the statutory period for holding the general shareholders’ meeting for the appointment of directors has passed, which is six months following the end of our fiscal year.

(2)
Nominated by Timón, S.A., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno,  i.e., Jaime, Lucía, Isabel and Marta López Polanco.

(3)
Nominated by Promotora de Publicaciones, S.L., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno, i.e., Jaime, Lucía, Isabel and Marta López Polanco.

(4)	Nominated by Berggruen Acquisition Holdings LTD.
(5)	Nominated by Marlin Equities II, LLC.
(6)	Member of the executive committee.
(7)	Member of the audit committee.
(8)	Member of the corporate governance, nomination and remuneration committee.

Ignacio Polanco Moreno is chairman of Grupo Prisa, Timón, S.A., or Timón, and Promotora de Publicaciones, S.L., or Promotora de Publicaciones, which together hold the majority of the issued and outstanding share capital of Prisa. Mr. Polanco holds a degree in Economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresa. He has spent his entire professional career at Timón and Prisa. He was a director of Grupo Santillana de Ediciones until 2000, and served as deputy to the chairman of Prisa from 2000 until 2006. In November 2006, he was appointed vice president, a position he held until he was appointed as chairman in July 2007. He is also director of Diario El País.

Juan Luis Cebrián Echarri is CEO of Grupo Prisa, chairman of its executive committee and chairman of Diario El País, deputy chairman of Prisa Televisión, and a writer and member of the Spanish Royal Academy. He has served as CEO of Grupo Prisa since November 1988. He also served as CEO of Sogecable from its founding in 1989 through 1999. Mr. Cebrián studied Philosophy at the Universidad Complutense and graduated from the Madrid Official School of Journalism in 1963. He was a founding member of the magazine  Cuadernos para el Dialogo (1963) and worked as senior reporter and deputy editor of the  Pueblo  and  Informaciones de Madrid  daily newspapers from 1963 to 1975. He also managed the news service for Televisión Española. Mr. Cebrián was the founding editor of the daily newspaper, El País, which he edited from 1976 to November 1988. From 1986 to 1988 he was also the chairman of the International Press Institute (I.P.I). In November 2003, he was elected chairman of the Association of Spanish Daily Newspaper Publishers (AEDE), a position he held for one year.

Fernando Abril-Martorell has a degree in Law and Business Administration from ICADE (Madrid). He joined Prisa as Deputy Chief Executive Officer and Chief Financial Officer in 2011. Prior to his appointment, he worked at Credit Suisse where he was CEO of Credit Suisse Spain and Portugal. Mr. Abril-Martorell joined Telefónica as CFO in 1997 and became CEO in 2000, a post he held until 2003. During his tenure at Telefónica, Mr. Abril-Martorell participated in the company’s privatization and oversaw its evolution into a global powerhouse with international growth in Latin America as well as various successful capital market transactions. Mr. Abril-Martorell has extensive financial experience, as, in addition to his six years heading up Credit Suisse, he held the positions of Managing Director and Treasurer of JP Morgan in Spain over a ten-year period, prior to joining Telefónica.

Juan Arena de la Mora is an independent director of Prisa and serves as chairman of the audit committee. Born in Mexico City in 1943, Mr. Arena holds a doctorate in Electromechanical Engineering from the ICAI, a degree in Business Administration from the ICADE, a diploma in Public Finance Studies, a degree in Developmental Child Psychology, and has completed the Advanced Management Program (AMP) at Harvard Business School. He has also worked as Professor of Cultural Anthropology at the American Institute. Mr. Arena joined Bankinter in 1970, where he held a number of posts. In 1985 he was appointed Managing Director, in 1987 he joined the board, in 1993 he was appointed Chief Executive Officer and from March 2002 to April 2007 he was the company’s president. During the 2009-2010 academic year he was a professor at Harvard Business School. He currently sits on the boards of Ferrovial, Laboratorios Almirall, Dinamia, Everis and Sol Meliá. He is chairman of the Advisory Board at Unience and a member of the Advisory Board of Spencer Stuart. He is President of the Fundación SERES, a foundation for corporate social responsibility. He is also President of the Professional Council of ESADE, a member of the European Advisory Board of the Harvard Business School and the board of directors of Deusto Business School. He was awarded the Grand Cross of the Order of Civil Merit for his work on the Special Commission for Investigation into the Development of the Information Society (the “Soto Commission”).

Nicolas Berggruen is a proprietary director of Prisa. Nicolas Berggruen is the Chairman of Berggruen Holdings, a private company, which is the direct investment vehicle of The Nicolas Berggruen Charitable Trust. He is also the Chairman of the Nicolas Berggruen Institute. The firm and its related entities have made well over 100 direct investments during the last 20 years by committing their own capital across diverse industries, both public and private and focusing on building long-term value. Investments are often socially and culturally driven. The Berggruen Group has offices in New York, Berlin, Istanbul, Tel Aviv and Mumbai. Through the Nicolas Berggruen Institute, an independent, nonpartisan think tank, he encourages the study and design of systems of good governance. Mr. Berggruen is a founder of NBI’s 21st Century Council; a member of the Think Long Committee for California; as well as a Director of the Board of the Pacific Council on International Policy and member of the Council on Foreign Relations. Mr. Berggruen sits on the boards of the Museum Berggruen, Berlin, and the Los Angeles County Museum of Arts and is a member of the International Councils for the Tate Museum, London and the Museum of Modern Art, New York.

Manuel Polanco Moreno is a proprietary director of Prisa. Mr. Polanco holds a degree in Business and Economic Sciences from the Universidad Autónoma de Madrid, where he specialized in International Finance. Mr. Polanco, who has spent his entire professional career at Prisa, has held roles in almost all of our business lines, including publishing, advertising, audiovisual media and written press. In 1991, he was charged with managing Santillana Chile; he also assumed responsibility for Santillana Perú in 1992, which he managed simultaneously until 1993, when he moved to Mexico City to become the general manager of the daily newspaper  La Prensa  and to establish the American edition of El País. In 1996, Mr. Polanco was named head of international management for the Grupo Editorial Santillana in the United States, based in Miami, with responsibility for the 21 companies located in Latin America and the United States. Upon his return to Spain in 1999, he was appointed chairman of Gerencia de Medios (GDM), the first multimedia sales head office in Spain and a pioneer in advertising sales. Soon thereafter, he was appointed chairman of Grupo Empresarial de Medios Impresos (GMI), the umbrella organization for all regional and specialized press at Prisa. In 2001, upon the consolidation of GMI into the Spanish Media Business Unit, Mr. Polanco became the assistant manager of the consolidated entity, in addition to his other responsibilities. In 2005 he was appointed CEO of the Portuguese media group, Media Capital, a position he left at the beginning of 2009 when he was named general manager of Prisa. Mr. Polanco has been the general manager of Prisa since 2009, a director since 2001, a member of its executive committee since 2008, and a director of Sogecable (now Prisa Televisión) since 2006. Mr. Polanco has been president of Prisa Televisión since October 2010.

Matías Cortés Domínguez is qualified as an other external director of Prisa. Mr. Cortés holds an undergraduate degree in law from the Universidad de Granada and a doctorate in Law from the Universitá di Bologna (Italy). In addition, he is a Professor of Political Economics and Tax at the Universidad de Granada and a Professor of Finance and Tax Law at the Universidades Autónoma de Madrid and Complutense de Madrid. Mr. Cortés is also a partner at Cortés Abogados, the Spanish law firm. Mr. Cortés has been a director of Prisa since 1977 and is a member of its executive committee. He is also a member of the board of directors of Sacyr Vallehermoso, S.A.

Gregorio Marañón y Bertrán de Lis, marqués de Marañón, is an independent director of Prisa and serves as chairman of the corporate governance, nomination and remuneration committee. He holds a degree in Law from the Universidad Complutense de Madrid and completed the Executive Management Program at IESE. He has extensive experience in both legal practice and the financial industry. He was general manager of Banco Urquijo from 1975 to 1982, chairman of Banif from 1982 to 1984, a director of Argentaria and a director of BBVA. He is the chairman of the board of directors of Logista, Roche Farma, and Universal Music Spain. He is also a member of the board of directors of Viscofan and Altadis, as well as the chairman of the Advisory Board of Spencer Stuart, and a member of the advisory boards of Vodafone, Apax and Aguirre & Newman. Since 1983 he has been a director of Prisa, a member of its executive committee and chairman of its corporate governance, nomination and remuneration committee. He is also a member of the board of directors of Prisa Televisión. He holds the Gran Cruz de Alfonso X el Sabio and is an officer of the French National Order of the Legion of Honor.

Martin Franklin is a proprietary director of Prisa. Mr. Franklin is Chairman and Chief Executive Officer of Jarden Corporation. Mr. Franklin was appointed to the board of directors of Jarden Corporation on June 25, 2001 and became Chairman and Chief Executive Officer effective September 24, 2001. Mr. Franklin is also a principal and executive officer of a number of private investment entities. Mr. Franklin served as the Chairman and/or Chief Executive Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc and Bollé Inc., between 1992 and 2000. Mr. Franklin also serves as a director of Kenneth Cole Productions, Inc. and GLG Partners, Inc., and was Chairman of the Board of Liberty Acquisition Holdings Corp.

Diego Hidalgo Schnur is a proprietary director of Prisa. He holds a law degree from the Universidad Complutense de Madrid (1964) and an MBA from Harvard University (1968). Mr. Schnur has been a director of Prisa since 1982 and is a member of its corporate governance, nomination and remuneration committee. He is a member of the board of directors and executive committee of Corporación Empresarial de Extremadura, a patron of Fundación Transición Española, and author of the books, “El Futuro de España” and  “Europa, Globalización y Unión Monetaria.” In 2001, he was granted a doctorate, honoris causa, by Northeastern University, Boston, and in 2002 he was awarded the Gran Cruz de la Orden del Mérito Civil. Mr. Hidalgo served as head of division at the World Bank from 1968 to 1977. Mr. Hidalgo was founder of FRIDA (Foundation for Research and Investment for the Development of Africa) and chairman of DFC (Development Finance Corporation) from 1974 to 2003. Mr. Hidalgo was CEO and chairman of Alianza Editorial, Editorial Revista de Occidente and Editorial Labor from 1983 to 1990 and also chairman of the Social Council of Universidad de Extremadura from 1986 to 1999. He also served as a fellow of the Weatherhead Center for International Affairs of Harvard University from 1994 to 1996, and since 1999, as a member of its advisory committee; and from 1996 to 1999, as senior fellow at the Center for European Studies, Harvard University.

Alain Minc is an independent director of Prisa. Mr Minc was born in Paris on April 15, 1949. Mr. Minc is a graduate of the Ecole des Mines de Paris and ENA. After serving as Inspecteur des Finances, he joined Compagnie de Saint-Gobain in 1979 as Chief Financial Officer. In 1986, he became Vice-Chairman of CIR International (Compagnie Industriali Riunite International) and General Manager of Cerus (Compagnies Européennes Réunies). In 1991, Minc founded his own consulting firm, AM Conseil. He has been a board member of numerous companies and the chairman of the supervisory board of Le Monde, (1994 to 2008). Mr. Minc has been a member of the Board Meeting and the Audit Committee of Criteria CaixaCorp. since 2007. He is Commandeur de la Légion d’Honneur. Alain Minc has written more than 30 books since 1978.

Agnès Noguera Borel is a proprietary director of Prisa. She holds degrees in Law and Art History from the Universidad de Valencia–Estudi General, a diploma in Gemology from the Universidad de Barcelona and is a chartered financial analyst (member of the Spanish Institute of Financial Analysts). Ms. Noguera has held a number of management positions in various companies and in various industries. In 2005 she was named CEO of Libertas 7, S.A., an investment and real estate development company, where she had been a director since 1988. She also represents Libertas 7, S.A. on the boards of directors of Banco de Valencia and Compañía Levantina de Edificación y Obras Públicas. Ms. Noguera is also a director of Bodegas Riojanas (representing Premier Mix) and of Adolfo Domínguez (representing Luxury Liberty). She joined the board of directors of Prisa in 2006 and is a member of its audit committee. She is a member of Fundación Etnor para la Ética de los Negocios y las Organizaciones. In 1997, she was named a trustee of the Valencian foundations Libertas 7, Liber and Guerrer de Moixent, where she also serves as secretary.

Borja Jesús Pérez Arauna is a proprietary director of Prisa. He has a degree in Economics and Business Studies from the Universidad Complutense de Madrid and an MBA from the Instituto de Empresa de Madrid. He has been a director of Prisa since 2000 and is a member of its corporate governance, nomination and remuneration committee. He is also a member of the Board of Trustees of Fundación Santillana. Mr. Pérez Arauna joined Timón in 1995 as investments manager and currently is the vice-chairman of Timón, the chairman of Qualitas Equity Partners and a director of Qualitas Venture Capital.

Emmanuel Roman is an independent director of Prisa. Emmanuel Roman was awarded an M.B.A. in Finance and Econometrics from the University of Chicago in 1987 and a bachelor’s degree from the University of Paris in 1985. Mr. Roman began his career in 1987 at Goldman Sachs International Limited where, over the years, he worked in the Fixed Income, Investment Banking and Capital Markets areas and where in 1991 he become the co-head of Worldwide Equity Derivatives. In 1996 Emmanuel became a Managing Director of Goldman Sachs International Limited and in 1998 he was elected as a partner. In 2001 he was appointed co-head of Worldwide Global Securities Services and in 2003 he also became co-head of the European Equities Division. In September 2005, after 18 years at Goldman Sachs International Limited, Emmanuel joined GLG Partners LP as a co-CEO where he focuses primarily on expanding the business, marketing, risk management, operations, technology and compliance.

Harry Sloan is an independent director of Prisa. Mr. Sloan is the Chairman of Metro Goldwyn Mayer Studios Inc. (MGM). He also served as CEO from 2005 to 2009. Mr. Sloan has extensive leadership and investment experience in the media and entertainment industries. He invested in and headed three media companies: SBS Broadcasting, Lions Gate Entertainment Corp., and New World Entertainment. Most recently, he was Executive Chairman of SBS Broadcasting, a leading European media company, which he founded in 1990. SBS later became the largest shareholder of Lions Gate Entertainment. Lions Gate has since become a premier independent producer and distributor of motion pictures, television programming, home entertainment, and video-on-demand content. Mr. Sloan was Chairman of the Board of Lions Gate until April 2005. Prior to founding SBS, Mr. Sloan had served as Chairman of New World Entertainment Ltd., which he had purchased in 1983. It was the third largest supplier of prime time television programming to the U.S. networks and the largest U.S. independent film and video distributor. From 1976 to 1983, Sloan was a practicing entertainment lawyer with Sloan, Kuppin and Ament, a law firm which he founded in Los Angeles. He received his B.A. degree from UCLA in 1973 and J.D. Degree from Loyola Law School in 1976. Mr. Sloan was appointed by President Ronald Reagan in 1987 to the President’s Advisory Council on Trade and Policy Negotiations (ACTPN).

Ernesto Zedillo is an independent director of Prisa. President of Mexico from December 1, 1994 to November 30, 2000, Ernesto Zedillo is currently Director of the Yale Center for the Study of Globalization. He is Professor in the Field of International Economics and Politics and Professor of International and Area Studies at Yale (since July 2002). He was a member of the International Commission on Nuclear Non-proliferation and Disarmament (2008-2010), and Chair of the International Commission for the Reform of the World Bank (2008-2009). He is Chairman of the Board of the Global Development Network, an international organization based in New Delhi that supports research on development policy. He is also a trustee of the Fundación Carolina in Spain on the Board of the World Economic Forum and sits on the Global Development Program Advisory Panel of the Gates Foundation. Distinguished Visiting Fellow at the London School of Economics (Fall 2001), he is co-author of a number of books on international economic issues, as well as editor of the volumes Global Warming: Looking Beyond Kyoto and The Future of Globalization: Explorations in Light of Recent Turbulence. He is a member of the board of directors of Procter and Gamble, Alcoa and Citibank, as well as the international advisory boards of other global companies. He earned his Bachelor’s Degree from the School of Economics of the National Polytechnic Institute in Mexico and his M.A. and Ph.D. at Yale University. He is Doctor Honoris Causa of several universities, including both Harvard and Yale.

Iñigo Dago Elorza is general secretary of Prisa and non-director secretary of the board of directors of Prisa. He holds a degree in Law from the Universidad Complutense de Madrid and served as lawyer for the Spanish government from 1988 until 2000, practicing as such in various bodies such as the Secretariat of Communications of the Ministry of Public Works, the State Tax Agency and the Valencia Regional Administrative Tribunal. He previously served as secretary of the board of directors of Retevisión and Alimentos y Aceites, S.A., and general secretary of Spanish Electricity Industry Association. He was appointed general secretary of Sogecable and of its board of directors in December 2000, in 2009 he became general counsel of Prisa and non-director secretary of its board and in 2011 he was appointed general secretary of Prisa.

Carlos Ulecia Palacios is non-director deputy secretary of the Board of Directors of Prisa. He holds a Law Degree and a Business Certificate from the Universidad de Zaragoza, and a Master Degree on Corporate and Tax Law from the Instituto de Empresa in Madrid.  He served as Lawyer in Landwell (Law Firm of PricewaterhouseCoopers) where he was appointed Senior Associate of the Firm. In 2000 he served as Director of legal services in Indra Sistemas. He joined Prisa in late 2007 as deputy general secretary. Mr. Ulecia is Professor at the CEU San Pablo and the Instituto de Empresa in Madrid.

The following table sets forth certain information with respect to the executive officers of Prisa, as of December 31, 2010. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid, Spain.

Name	Position	Position Since
Ignacio Santillana del Barrio (1)	General Manager	January 2009
Fernando Martinez Albacete (1)	Director of Corporate Development	April 2011
Augusto Delkader Teig (1)	President- Prisa Radio	March 2010
Javier Pons (1)	Chief Executive Officer — Prisa Radio	March 2010
José Luis Sainz (1)	Executive President of Prisa Noticias and CEO of El País	April 2011
Jesús Ceberio Galardi	General Press Manager and General Director of El País	May 2006
Miguel Ángel Cayuela (1)	Chief Executive Officer — Santillana	April 2008
Pedro García Guillén (1)	Chief Executive Officer — Prisa Televisión	March 2009
Matilde Casado Moreno	Chief Financial Officer	October 2001
Iñigo Dago Elorza (1)	General Secretary	April 2011
Kamal M. Bherwani (1)	Chief Digital Officer	January 2010
Andrés Cardó (1)	Director of Corporate Development and Marketing	January 2010
Oscar Gómez	Manager of Organization, Resources and Technology	February 2009
Bárbara Manrique (1)	Communications Manager	October 2007
Virginia Fernández Iribarnegaray	Internal Audit Manager	May 2007

(1)	Member of the Business and Management Committee.

Ignacio Santillana del Barrio has carried out his professional activity at Grupo Prisa since 2001, first as chief operations officer and presently (beginning in 2009) as general manager. Within Grupo Prisa, he is also President of Prisa Digital (in representation of Prisa). His professional career began in 1978 as an economist at the Asociación Española de Banca Privada (A.E.B.), and in 1985 he was appointed president of the Empresa Nacional de Innovación (ENISA). Two years later, in 1987, Mr. Santillana joined Grupo Telefónica as CFO, and in 1990 was appointed CEO of Telefónica Internacional and general manager of Telefónica. From 1997 to 1999, he was executive vice president and a member of the management committee of GTE (USA). Mr. Santillana holds a Ph.D. in Economics (1978) and a Master’s in Economics from Indiana University (Bloomington, Indiana, USA), a Ph.D. in Economics (1980) from the Universidad Autónoma de Madrid (Spain) and a Licentiate degree in Economics from the Universidad Central de Barcelona (Spain). He also obtained the Juan March Scholarship in 1974 and a Fulbright Scholarship in 1978. He is an associate professor of International Economics at the Universidad Autónoma de Madrid, chairman of the advisory board of Nokia España, a member of the boards of Banco Gallego and Iberbanda and a member of the advisory boards of Eptisa and AFI.

Fernando Martinez Albacete is Director of Corporate Development of Prisa. He holds a degree in Economics and Business Studies from the Universidad Pontificia de Comillas (ICADE). He began his professional career in the Finance Department at the Corporate Unit of Prisa, where he assumed various management control and investment project evaluation responsibilities. He had previously worked in conjunction with The Santillana Group on several occasions. In 1998 he was appointed head of Planning and Control at Sogecable, and a year later, became director of Investor Relations following our initial public offering. In 2001 he assumed responsibility for Sogecable’s Finance Department, in addition to his Investor Relations and Management Control responsibilities. In 2005 he was appointed head of Sogecable’s Economic and Financial Department. He stepped down from that post in 2009 to become general secretary of Prisa. In 2011 he was appointed Director of Corporate Development of Prisa.

Augusto Delkader Teig serves as Chairman of Prisa Radio. He studied law and journalism in Spain before continuing his studies in the United Kingdom and United States. He began his professional career at Diario de Cádiz where he was deputy editor and later editor. He was also on the staff at the newspaper Informaciones, prior to its discontinuation. He was a founding member of the newspaper El País, where he held a number of important posts, including assistant editor, a position he held for ten years. When Diario El País acquired a majority equity interest in Cadena SER, Spain’s leading radio network, he joined the team there as head of the News Department. He was later named director of Cadena SER, with responsibility for the network’s four programming schedules. On December 19, 1991, he was named general manager of Cadena SER. In May 1993, Mr. Teig was appointed chairman of the Social Council at the Universidad de Cádiz by the Cabinet of the Autonomous Community Government of Andalucía. He was subsequently appointed to a second term in May 1997. He stepped down at the conclusion of his second term in May 2001. In July 1997, he was elected chairman of the Spanish Association of Commercial Radio Broadcasters (AERC), which is an umbrella group representing almost all of the commercially financed and privately owned radio stations in Spain. He remained in the post until July 1999. In December 1998, he was appointed CEO of Cadena SER and Unión Radio, and he remained in the post until March 2010 when he was appointed Chairman of Prisa Radio. He holds the Gold Medal of Andalucía and has been honored by his home city, Cadiz.

Javier Pons is CEO of Prisa Radio. Javier Pons (Alcañiz, Teruel, 1959) holds a degree in IT Science from the Universidad Autónoma de Barcelona. He began his professional career at SER as head of programming for Radio Reus and has held a number of posts at different broadcast stations belonging to the group throughout Catalonia. He was director of radio content and general manager at the French broadcast station m40, owned by RTL and SER. On his return to Spain he was made head of the music station 40 Principales before being placed in charge of all of SER’s music stations. His experience in the world of television is also wide and varied—he started out in this field as general manager of production company EL TERRAT before being appointed director of the Spanish state television broadcaster, TVE, a post he held from 2007 till January of 2010. As director of TVE, Pons oversaw the public television broadcaster’s successful transformation into audience leader.

José Luis Sainz holds a degree in Law and Economics from Madrid’s Universidad Autónoma. He began his career at Arthur Andersen in 1985 with responsibilities for media consultancy and distribution. In 1989 he joined El Pais, where he held various management positions including Deputy Managing Director with direct responsibility for the commercial area until 1997, when he was appointed assistant general manager at Prisa. Mr. Sainz has also headed Cadena Ser and Union Radio. He has been CEO of Prisacom, and he also held the same position in Pretesa and Plural Entertainment, our audiovisual production divisions for film and television. In 2008 he was appointed general manger of national media at Grupo Vocento, a position he held until his return to Prisa in April 2011.

Jesús Ceberio Galardi serves as general press manager and general manager of El País and is also a member of its board of directors. He studied journalism at the Universidad de Navarra and before joining the newspaper El País as a member of the founding editorial team, he worked at El Correo Español, El Pueblo Vasco, Informaciones and Televisión Española. He was El País‘s first regional editor for the Basque region, and also the newspaper’s Mexico correspondent, section head, and assistant editor. He was deputy managing editor from June 1991 until November 1993, when he was appointed editor-in-chief of El País. He was named general press manager of Grupo Prisa in May 2006.

Miguel Ángel Cayuela serves as CEO of Santillana. An economics graduate, Miguel Ángel Cayuela began his career at Santillana in 1985 in the area of market research and marketing. In 1991 he was named deputy managing editor of Santillana for Mexico, becoming general manager of the group just four years later. In 2003, he returned to Madrid to take on the post of general operations manager. He was appointed CEO of Santillana in April 2008.

Pedro García Guillén serves as CEO of Prisa Televisión. He holds a degree in Economics and Business Studies from Madrid’s Universidad Complutense. He began his career at Ford España and BMW Ibérica. In 1989, he joined Prisa where he performed a number of roles in the Finance Department. In 1995 he was appointed general manager of Cinco Días, and in 1999 became CEO of the newspapers AS and Cinco Días, the magazine publishing house PROGRESA and Grupo de Medios Impresos (GMI). In September 2000 he was appointed general manager of Diario El País where he remained until March 2009, when he became CEO of Prisa Televisión.

Matilde Casado Moreno has been chief financial and administrative officer of Prisa since October 2001. She holds a degree in Economics from Madrid’s Universidad Autónoma. Prior to assuming her present position, she was Economic and Financial Director of Sogecable, a position to which she was appointed in 1996.

Iñigo Dago Elorza is general secretary of Prisa and legal department manager of Prisa. His biographical information is described above.

Kamal M. Bherwani serves as chief digital officer of Prisa. Mr. Bherwani has over 22 years of technology and operational experience. Prior to his appointment as our chief digital officer, Mr. Bherwani was most recently the CIO of Health and Human Services and executive director of HHS-Connect for the City of New York, where he implemented several award-winning initiatives that have been globally and nationally recognized. He was previously chairman and CEO of Relativity Development Corporation and CIO of Bridas Corporation. Mr. Bherwani is advisor to the Mayor’s Office of the City of New York, Stony Brook University’s Center of Excellence in Wireless and Information Technology (CEWIT) Advisory Board, and on the Board of Advisors of Violy and Company.

Andrés Cardó serves as director of Corporate Development and Marketing of Prisa. Mr. Cardó is an Economics and Humanities graduate from the Universidad Pontificia Católica de Perú. He studied Finance under the Business Administration Program at the Escuela Superior de Administración de Negocios (ESAN) in Lima. He also holds an MBA from Madrid’s IESE. He began his career at Prisa in 1990 at Santillana, and in 1994 he was put in charge of launching the company’s operations in Bolivia. In 2001 he became general manager of Santillana in Brazil, a post he held simultaneously after 2002 with that of general manager of Editorial Moderna and, after January 2009, with that of country manager in Brazil. He has represented the Fundación Santillana in Brazil since its foundation there in April 2008. He was appointed director of Corporate Development and Marketing of Prisa in January 2010.

Oscar Gómez serves as manager of Organization, Resources and Technology of Prisa. He holds a degree in Information Technology and an MBA from the Universidad de Deusto, and has wide-ranging professional experience. He began his career at PricewaterhouseCoopers as Information Technology Manager and in 1991 was appointed managing partner of Corporación IBV-Landata Telecom. In 1994, he joined Ferrocarriles Vascos as Manager of Operations, and in 1996 was named Director of Organization and Human Resources prior to becoming the general manager of the public-sector company. From 1999 to 2006 he worked in the Business Consulting Services area of PricewaterhouseCoopers–IBM, as Partner in charge of the industry group for Spain, Portugal, Greece, Israel and Turkey at IBM. Before being appointed manager of Organization, Resources and Technology at Prisa in 2009, he was Corporate Information Systems Manager at Renfe.

Bárbara Manrique de Lara serves as Communications Manager for Prisa. She has a degree in Spanish Philology from the Universidad Autónoma de Madrid, a Master’s Degree in Publishing from ICADE/Santillana Universidad and a Master’s Degree in Communications and Marketing from ESIC. She began her professional career at Crisol, the chain of bookstores, and in 2000 became press officer at the publishing houses Taurus and Alfaguara Infantil y Juvenil, owned by Santillana. In May 2005 she was appointed Communications Manager of the Fundación Atman, before becoming director of the foundation in 2006. In October 2007, she became Communications Manager at Prisa. Since October 2003, Ms. Manrique de Lara has lectured in Communications and Marketing in the master’s degree program in Publishing at the Instituto Universitario de Postgrado, a postgraduate institute sponsored by three prestigious Spanish public universities (Universidad de Alicante, Universidad Autónoma de Barcelona and Universidad Carlos III de Madrid), in collaboration with Santillana Formación.

Virginia Fernández Iribarnegaray serves as Internal Audit Manager for Prisa. She holds a degree in Economics and Business Studies from the Universidad Complutense de Madrid. She began her professional career at Arthur Andersen (currently Deloitte) in 1995 in the Audit and Business Advisory Services Division. In 2000 she was appointed manager in the Transport, Products, Distribution and Services industry group and in 2006 became a senior manager. She has been managing our Internal Audit Department since May 2007.

Familial Relationships

Certain familial relationships exist among the directors and executive officers:

Ignacio Polanco Moreno and Manuel Polanco Moreno are brothers.

Director and Executive Officer Conflicts of Interest

With respect to our directors, conflicts of interest are regulated by Article 31 of our Board of Directors Regulations, which require the directors to notify Prisa of any situations which might involve conflicts of interest. Direct or indirect professional or commercial transactions of the directors (or of persons related to them if the value of the transactions in question is greater than €60,000) with Prisa or with any of our subsidiaries must be authorized by the board of directors subject to a report from the corporate governance, nomination and remuneration committee. Transactions by persons related to the directors, for amounts of up to €60,000, require authorization by the corporate governance, nomination and remuneration committee.

Also, a director must refrain from intervening in deliberations relating to matters in which he or she has a direct or indirect interest.

Authorization from the board of directors is not required in related party transactions that meet the conditions specified in Article 31 of our Board of Directors Regulations: a) those involving compliance with standard contract conditions applied broadly to multiple customers; b) those involving predetermined prices or fees carried out by the suppliers of the goods and services in question; and c) those which amount to less than 1% of the annual income of the person or entity receiving the service.

With respect to our senior executives, the mechanisms to detect conflicts consist mainly of the obligation of the persons subject to the Internal Code of Conduct for matters relating to the securities markets of Prisa to declare a conflict of interest. Paragraph V of the Internal Code of Conduct stipulates the guidelines to be followed in the event of a conflict of interest, which guidelines also apply to the members of the board of directors.

In 2010, the detail of the cases in which certain directors refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Juan Luis Cebrián Echarri	Approval of his new services agreement by the board of directors.
Matías Cortés Dominguez	Approval of his professional services by the board of directors

As of December 31, 2010, the following directors have shareholder relationships with significant shareholders of Prisa:

Director’s Name	Significant Shareholder’s Name	Description of the Relationship
Ignacio Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the owner of a remainder interest (nudo propietaro) of 11.45% of the share capital of Rucandio
Juan Luis Cebrián Echarri	Promotora de Publicaciones	The director has 0.03% direct and 0.25% indirect holdings in the share capital of Promotora de Publicaciones
Nicolas Berggruen	Berggruen Acquisition Holdings LTD	The director has 99% indirect holdings in the share capital of Berggruen Acquisition Holdings LTD
Martin Franklin	Marlin Equities II, LLC	The director has 60.75% direct holdings in the share capital of Marlin Equities II, LLC
Agnes Noguera Borel	Promotora de Publicaciones
The director is the chief executive officer of Libertas 7, S.A., a party to the shareholders’ agreement in Promotora de Publicaciones. Libertas 7, S.A. has direct holdings of 10.75% in the share capital of Promotora de Publicaciones

Borja Jesús Pérez Arauna	Promotora de Publicaciones	The director has 0.0049% direct holdings in the share capital of Promotora de Publicaciones
Diego Hidalgo Schnur	Promotora de Publicaciones	The director has 11.5632% indirect holdings in the share capital of Promotora de Publicaciones
Diego Hidalgo Schnur	Promotora de Publicaciones	The director controls Eviend Sarl, a party to the shareholders’ agreement in Promotora de Publicaciones
Gregorio Marañón Bertrán De Lis	Promotora de Publicaciones	The director has 0.44% indirect holdings in the share capital of Promotora de Publicaciones
Manuel Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the owner of a remainder interest (nudo proprietaro) of 11.45% of the share capital of Rucandio
Matías Cortés Dominguez	Promotora de Publicaciones	The director has 0.06% direct holdings in the share capital of Promotora de Publicaciones

Spanish law requires us to disclose whether any of our directors or their related parties perform similar duties as an independent professional or employee or hold any shares at other companies that are identical, similar or complementary to the businesses we conduct (excluding the positions they hold at our subsidiaries). To our knowledge, in 2010 no directors (or their related parties) performed duties or held any shares at companies that are identical, similar or complementary to the businesses we conduct with the following exceptions:

●	Juan Luis Cebrián Echarri was director of Gestevisión Telecinco, S.A., director of Le Monde, S.A. and a member of the board of directors of Lambrakis Press, S.A.
Likewise, Mr. Cebrián`s daughter held the position of Manager of the film area in Television Española (Corporación RTVE. Radio Televisión Española);
●	Manuel Polanco Moreno was director of Gestevisión Telecinco, S.A.;
●	Gregorio Marañón Bertrán de Lis was chairman of Universal Music Spain, S.L.;
●
Nicolas Berggruen, indirectly through its company Berggruen Holding LTD held a 45% share of LeYa, a holding company of an editorial group which comprises Brazilian, Portuguese and African editorial companies.

●	Harry Sloan was Chairman of Metro Goldwyn Mayer Inc. and director of Zenimax Media Inc.
●	Mr. Alain Minc´s son held the position of Editor of Versión Femina, within Lagardére Group.

Arrangements with Shareholders, Customers or Suppliers

There are no arrangements or understandings between any of our directors or executive officers and major shareholders, customers, suppliers or others whereby a director or officer has been appointed as a director or senior executive, except for the relationship of proprietary directors with significant shareholders as discussed above, and as may be described in their respective biographical information.

B.	Compensation

Compensation and Benefits

Articles 19, 25 and 28 of our bylaws describe the compensation systems for the directors.

Article 19 of our bylaws stipulates that the compensation for directors shall consist of an annual fixed amount, which is to be agreed by the board of directors and must be within the limits established for the annual fixed amount at the general shareholders’ meeting. The compensation of the various directors may vary in accordance with their duties and services for the board committees and shall be compatible with the payment of fees for attending board and committee meetings. The shareholders at the ordinary general shareholders’ meeting may modify the limits of the directors’ remuneration. If the shareholders elect not to modify the limits, the limits that are currently in force will be automatically revised each year in accordance with the consumer price index. The board is responsible for setting the exact amount of the attendance fees and the individual compensation to be received by each director, which must be within the limits established by the general shareholders’ meeting.

Article 19 also stipulates that, in addition to the annual fixed cash amount, directors’ compensation may include shares of Prisa, stock options or other amounts tied to the value of Prisa ordinary shares. Such methods require a resolution of the general shareholders’ meeting, specifying, as applicable, the number of shares to be delivered to the director(s), the exercise price of the stock options, the value of the reference shares and the time period of this compensation system.

Article 28 of our bylaws describes the compensation to be earned by the chairman, the deputy chairman or chairmen, where applicable, and the chief executive officer, and establishes that the compensation will be set and determined by the board of directors regardless of the amount set forth in Article 19 of the bylaws.

Article 25 of our bylaws provides that the directors’ compensation provided for in the bylaws must be compatible with and is independent of any wages, compensation, indemnities, pensions and compensation of any other kind established across the board or specifically for the directors who hold a compensated position of responsibility, of an employment nature or otherwise, at Prisa or at any Prisa subsidiary or affiliate.

There are no arrangements with any of the Prisa directors providing for benefits upon termination of service as director.

The following table sets forth the compensation of our directors aggregated for all directors, for the year 2010:

Compensation received from Prisa:

Compensation	2010
(thousands of euros)
Fixed salaries	2,019
Variable salaries	1,600
Allowances	1,579
Compensation stipulated in the bylaws	990
Options and/or options on other financial instruments	68
Other	2,034
Total:	8,290

Other Benefits	2010
(thousands of euros)
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	22
Guarantees assumed by Prisa for the benefit of directors	—

The following table sets forth the compensation earned as a result of our directors also holding positions on subsidiary boards of directors and/or serving as a senior executive of any subsidiary of Prisa, aggregated for all directors  for the year 2010:

Compensation	2010
(thousands of euros)
Fixed salaries	459
Variable salaries	211
Allowances	254
Compensation stipulated in the bylaws	619
Stock options and/or options on other financial instruments	6
Other	7
Total:	1,556

Other Benefits	2010
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	7
Guarantees assumed by the Company for the benefit of directors	—

Total compensation for each category of director, aggregated for all directors in that category (“Group” refers to payment of compensation by our subsidiaries):

	2010
Category	By Prisa	By Group
	(thousands of euros)
Executive directors	6,319	1,204
Proprietary directors	1,331	265
Independent non-executive directors	640	87
Total	8,290	1,556

Compensation paid which is tied to profits attributed to the parent company (Promotora de Informaciones):

2010
(thousands of euros)
Total directors’ compensation	9,846
Total directors’ compensation as a percent of profit attributed to Prisa (as a %)	0.0

Compensation paid to members of senior management, aggregated for the members listed during the year ended December 31, 2010:

Name	Position
Kamal Bherwani	Chief Digital Officer
Andrés Cardo Soria	Director of Corporate Development and Marketing
Javier Pons Tubio	Chief Executive Officer — Prisa Radio
Ignacio Santillana del Barrio	General Manager and Chief Operating Officer
Matilde Casado Moreno	Chief Financial Officer
Augusto Delkader Teig	President of Prisa Radio
Pedro Garcia Guillén	Chief Executive Officer of Prisa Televisión
Jesús Ceberio Galardi	General Press Director and General Director of El País
Miguel Ángel Cayuela	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Oscar Gómez Barbero	Chief Organization, Technology and Logistics Officer
Fernando Martinez Albacete	General Secretary
Bárbara Manrique de Lara	Communications Manager
Iñigo Dago Elorza	Secretary of the board of directors and Chief Legal Officer
Total Compensation (thousands of euros):	€7,109

Obligations Pursuant to Pensions and Retirement Plans

We have not assumed any obligations relating to pensions, retirement or similar benefits for the members of the board of directors or senior executives and, therefore, no amounts have been set aside or accrued for this purpose at Prisa or at any of our subsidiaries.

Severance Obligations

The management team includes ten members (one executive director and nine senior executives) whose contracts include a special clause that provides for a general termination benefit for the executive in the event of his or her termination without “just cause.” In this event, the executive is entitled to receive one or two year’s total compensation (i.e., his or her current fixed salary plus the amount of the last bonus received by the executive, if any). Our shareholders were informed at the 2010 annual general shareholders’ meeting of these arrangements.

Share/ Stock Options Delivery Plans

At the general shareholders’ meeting of November 27, 2010, Prisa shareholders, pursuant to Article 219 of the Capital Companies Act and article 19 of the Articles of Association, and within the framework of our compensation policy, resolved to authorize a system of compensation consisting of the delivery of Prisa shares and/or stock options to our directors and managers during the 2010, 2011, 2012 and 2013 fiscal years, to facilitate or increase their shareholdings in Prisa (“2010-2013 Share/Stock Options Delivery Plan”), on the terms indicated below.

General description of the “2010-2013 Share/Stock Options Delivery Plan”

Under the “2010-2013 Share/Stock Options Delivery Plan”, we may deliver a number of Prisa shares or stock options to each of the Participants. The system may be offered to such directors and managers in the Prisa Group as may be determined by the board of directors, on proposal of the corporate governance, nomination and remuneration committee.

For these purposes “Participants” are individuals in any of the following categories: directors, general managers, resource managers, managers of departments and/or business units and other managers in the Company or its group comparable to the foregoing, who meet the conditions established by the board of directors, on proposal of the corporate governance, nomination and remuneration committee.

The number of shares and stock options that may correspond to each Participant will be determined by the board of directors on proposal of the corporate governance, nomination and remuneration committee, based on their responsibilities within the management bodies of the Company or any of the companies in its group or their management functions and responsibilities.

(i)	Delivery of Shares

The total number of shares in no case will exceed 2% of our capital from time to time. The delivery of shares to each Participant will be made within the framework of our compensation policy, using the average closing quotation of the share on the Continuous Market over the 30 working days immediately prior to the delivery as the reference.

(ii)	Delivery of Stock Options

The total number of stock options in no case will exceed 1% of our capital from time to time. The delivery of stock options will give the right to acquire an equivalent number of Prisa shares, during the period from 12 months to 24 months after delivery of the stock options. The stock options will not be transferable, except upon death of the Participant, within the limits established by the board of directors. The deadline for delivery of the stock options will be December 31 of each fiscal year the Plan is in effect. The exercise price of each stock option will be the average closing quotation of the share on the Continuous Market for the 30 working days immediately prior to the delivery.

Execution of the “2010-2013 Share/Stock Options Delivery Plan”

Under this authorization, the board of directors approved the following delivery of Prisa ordinary shares for the directors and certain executives:

•	Chief Executive Officer: In April 2011, the Company delivered to Mr. Juan Luis Cebrián 2,010,728 ordinary shares of the Company.

•
Directors of Prisa: All the directors (except Mr. Ignacio Polanco Moreno, Mr. Juan Luis Cebrián Echarri and Mr. Manuel Polanco Moreno) will receive 40% of fixed remuneration for their membership in the board of directors in Prisa shares. Settlement will be made quarterly in arrears, using the average closing quotation of the share on the Continuous Market over the 30 working days immediately prior to the delivery.

As of the date of this annual report, the directors have received the following number of shares pursuant to this authorization.  Mr. Arena, Ms. Noguera, Mr. Cortés, Mr. Pérez Arauna, Mr. Marañon and Mr. Hidalgo have each received 3,639 ordinary shares, and Mr. Roman and Mr. Minc have each received 3,961 ordinary shares.

Any delivery of shares by Prisa to the directors or officers is reflected in the share ownership tables below.

Authorization to the Board of Directors

Prisa shareholders at the annual general shareholders’ meeting of November 27, 2010 authorized the board of directors, which may delegate for this purpose to the corporate governance, nomination and remuneration committee, to apply, develop and implement the resolution regarding the “2010-2013 Share/Stock Options Delivery Plan.” Merely by way of illustration and not limitation, it in particular is authorized to make such changes as may be necessary for application of the Plan, and to establish anti-dilution rules allowing adaptation of this scheme for the delivery of stock options to preserve their value if the capital of the company is changed. Authority was also delegated to the board of directors to adopt such resolutions as may be necessary to fulfill the obligations deriving from this scheme for delivery of shares and warrants, in the manner most appropriate to the interests of the Company.

C.	Board Practices

Corporate Governance Best Practices and Compliance with Home Country Regulation

Our corporate governance system substantially complies with the recommendations on corporate governance best practices included in the Unified Good Governance Code published by the CNMV, as Appendix I of the “Report of the Special Working Group on Good Governance of Listed Companies,” dated May 19, 2006.

Board of Directors

Article 17 of our bylaws stipulates that the board of directors is responsible for the management, administration and representation of Prisa. The composition of the board of directors can be found in a table above (see “Directors, Senior Management and Employees”).

Article 17 of our bylaws provides that the board shall be composed of a minimum of three and a maximum of 17 directors, as determined by shareholders at the general shareholders’ meeting, at which general shareholders’ meeting the directors shall also be appointed.

At the annual general shareholders’ meeting held on November 27, 2011, the shareholders resolved to establish the number of directors at 15.

The annual general shareholders´ meeting held on June 24, 2011, appointed Mr. Fernando Abril-Martorell as director of the Company. As of the date hereof, there are 16 members on the board.

The Board of Directors Regulations provides that in the composition of the board of directors the external or non-executive directors will represent a majority with respect of the executive directors, with the presence of independent directors. To such effect, in exercising its right to fill vacancies and to propose appointments at Annual Shareholders’ Meetings, the board of directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors.

The board of directors are required to explain the nature of each director’s relationship to Prisa at the Shareholders’ Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the annual report on Corporate Governance, after having been verified by the corporate governance, nomination and remuneration committee.  These provisions are without prejudice to the right of representation that is legally recognized to shareholders on a proportional basis.

At the annual meeting, the board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.

Any director appointed by the board of directors in its exercise of its powers of co-optation (an ability of the board of directors conferred by law to appoint directors in the case of a vacancy due to the death, resignation or removal of directors) must be ratified in his or her appointment by the shareholders at the first general shareholders’ meeting following his or her appointment in order to remain a member of the board of directors.

Directors may also be appointed provisionally by the board of directors pursuant to the Spanish Companies Law and our bylaws. Directors hold office for five years and may be re-elected indefinitely for additional five-year periods. Directors appointed by co-optation hold office until the following general shareholders’ meeting, at which time the shareholders may choose to ratify or not ratify his or her appointment.

The nominations of directors submitted by the board of directors for the consideration of the shareholders at the general shareholders’ meeting and the appointments agreed upon by the board of directors in exercising its statutory powers of co-optation must be in compliance with the provisions of the Board of Directors Regulations and be preceded by the corresponding report of the corporate governance, nomination and remuneration committee (which report is not binding). Nominations for independent directors must be submitted to the shareholders by the corporate governance, nomination and remuneration committee.

Directors may perform other functions or hold any position at Prisa, compensated or otherwise, but only if these functions or the position do not give rise to any conflicts established by law or as determined at the discretion of the board of directors.

The board of directors is responsible for appointing a chairman from among its members. The chairman is responsible for monitoring and overseeing management, defining strategy and promoting good corporate governance. The chairman is our legal representative and exercises the powers delegated to him or her by the board, calls and ensures good order at board meetings and examines and oversees all company resolutions made by any company body.

The board of directors may also appoint one or more deputy chairmen with the same status who, if applicable, shall be delegated all of the powers of the chairman in the event of a temporary absence or incapacity of the chairman or on the express delegation of the chairman.

The board of directors may also appoint, from among its members, an executive committee or one or more chief executive officers, on whom joint or several powers of attorney may be conferred. The chief executive officer has the ultimate responsibility for the management of Prisa and serves as chairperson of the executive committee. The appointment of the chief executive officer entails the delegation of all the powers and competencies of the board that may be delegated by law, and the chief executive officer shall be charged with the effective management of our businesses, which must always be in accordance with the decisions and criteria established by the shareholders at the general shareholders’ meeting and by the board of directors. Without prejudice to the powers of the board of directors and of the chairman, the chief executive officer shall be responsible for the day-to-day management of the company.

The primary duties of each director are set forth in the Board of Directors Regulations, and arise out of the fiduciary duties of care and loyalty. These duties are as follows:

●
obtain information and prepare in an adequate manner for meetings of the board of directors and for meetings of the board committees to which he or she may belong (including, if applicable, the executive committee);

●
attend the meetings of the board committees to which he or she may belong (including, if applicable, the executive committee) and take an active part in the discussions so that his or her input contributes effectively to the taking of board actions;

●	perform any specific tasks charged by the board of directors reasonably within the scope of his or her duties;
●	foster the investigation of any irregularity in the management of Prisa of which he or she may be apprised and monitor any situation of risk;
●	comply with the internal code of conduct and Board of Directors Regulations; and
●	comply with his or her statutory duties and obligations.

Directors shall also inform us of any situation that could give rise to conflicts of interest; shall abstain from participating in discussions concerning matters in which they have a direct or indirect interest; shall keep the discussions of the board, the committees to which they belong and the executive committee secret; and, in general, abstain from disclosing information to which they have had access in the performance of their duties (this obligation remains in force even after vacating office). In cases where the conflict of interest is, or is reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the director (or a person related to him/her, or in the case of a proprietary director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation, and the affected director must resign.

Finally, directors may not provide professional services to our competitors or their subsidiaries or investees, except for the functions that they may discharge at companies that hold a significant long-term ownership interest in our share capital.

Directors are removed on expiration of the period for which they were appointed, or when so resolved by the shareholders at the general shareholders’ meeting in exercise of the powers held by the shareholders in accordance with the law or our bylaws.

Members of board committees shall be removed when they cease to hold the office of director.

In accordance with the Board of Directors Regulations, a director shall also tender his or her resignation in the following situations:

●	when he or she is subject to any conflict or prohibition provided for by law;
●
when, based on a criminal offense, they are indicted in ordinary felony proceedings (proceedings for offenses punishable by imprisonment for a term in excess of nine years) or have been convicted in a misdemeanor proceeding (proceedings for offenses punishable by imprisonment for a term not exceeding nine years);

●	when he or she receives a serious warning from the board of directors for failing to comply with his or her fiduciary obligations;
●	when the reasons for his or her appointment cease to exist and, in particular, when an independent or proprietary director loses his or her status as such;
●	when, in the course of a one-year period, he or she fails to attend more than three board meetings without just cause; and
●
when his/her continued membership on the board, despite lack of fitness, in the manner described in Article 31.5 of these Regulations, may jeopardize directly, indirectly or through related parties, the loyal and diligent exercise of his/her functions in accordance with the corporate interest.

The board of directors shall not propose the removal of any independent directors prior to the expiration of the period for which they had been appointed in accordance with the bylaws, except in the event of just cause determined by the board on the basis of a report from the corporate governance, nomination and remuneration committee. In particular, “just cause” shall be deemed to exist where a director has failed to comply with his or her fiduciary duties.

During 2010, the Prisa board of directors met seven times. Through the date of this annual report, the board of directors met twice during 2011.

Committees of the Board

Our bylaws and Board of Directors Regulations provide that the board of directors shall form an executive committee, an audit committee and a corporate governance, nomination and remuneration committee.

Executive Committee

The rules relating to the organization and functioning of the executive committee are included in Article 17 of our bylaws and in Article 14 of the Board of Directors Regulations and are described below.

The board of directors has expressly delegated all of its authority and power to the executive committee, except where such delegation is prohibited by Spanish corporation law, by our bylaws or by the Board of Directors Regulations. The executive committee is made up of a maximum of eight directors, including the chief executive officer, who serves as chairman of the executive committee, the chairman of the audit committee and the chairman of the corporate governance, nomination and remuneration committee. The members of the executive committee must be proposed by the chairman of the board of directors, and the appointments must be approved by an affirmative vote of two-thirds of the members of the board of directors. The qualitative composition of the executive committee, with regard to the type of directors that compose the committee (i.e., the number and proportion of executive, proprietary, independent and other external directors), must be similar to that of the board of directors.

The members of the executive committee are removed when they no longer hold the position of director or when agreed upon by the board of directors. The secretary of the board of directors acts as the secretary of the executive committee. When called upon to do so, members of the board of directors who are not members of the executive committee, and executives whose reports are desired by the committee, may attend and speak at meetings, but non-members may not vote. The executive committee meets at least six times a year and whenever, in the opinion of the chief executive officer, it is advisable or in the interests of Prisa to do so. The executive committee is responsible for promptly reporting the business transacted and accounting for the work performed to the board of directors and keeping the board up-to-date on the business transacted and the resolutions adopted by the executive committee. The executive committee may engage its own external advisors when it is deemed necessary for the discharge of its duties.

Audit Committee

The rules relating to the organization and function of the audit committee, described below, are included in Article 21 bis of our bylaws and in Article 24 of our Board of Directors Regulations.

The board of directors sets the size of the audit committee, provided that there must be a minimum of three and a maximum of five members. A majority of the members of the audit committee must be non-executive directors without a contractual relationship with Prisa, other than the board directorship to which they have been appointed. The composition of the audit committee must adequately represent the independent directors (at least in proportion to independent representation on the board of directors). At least one member of the Committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting or auditing.

The board of directors nominates members of the audit committee following a proposal from the chairman, and may also make motions for the removal of members; these nominations and motions are then ratified by the board of directors. The board of directors elects the chairman of the audit committee from among the independent directors; the chairman of the audit committee may not maintain a contractual relationship with Prisa other than the position for which he was appointed. No individual may serve as chairman of the audit committee for a term of longer than four years; following four years of service, a member may be re-elected as chairman only after one year has elapsed since his removal.

The audit committee shall perform all related statutory functions, without prejudice to any other function that may be delegated by the board of directors. The primary function of the audit committee is to assist the board in monitoring our management. However, the powers of the audit committee are in addition to and do not limit the powers and functions exercised by the board of directors.

The audit committee has the following responsibilities:

●	report to the shareholders at the general shareholders’ meeting on issues raised by the shareholders on matters within its scope, in accordance with Spanish law and our General Meeting Regulations;
●
propose to the board of directors, for submission to the shareholders at the general shareholders’ meeting, the appointment of the external auditors, pursuant to Article 263 of the Spanish Companies Act;

●	supervise internal auditing services;
●
understand and supervise the financial reporting process and the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses of the control system detected in developing internal audit;

●	supervise the process of preparation and presentation of regulated financial information;
●
maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules. In any case, the audit committee shall receive from the external auditors every year written confirmation of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by said external auditors or societies, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts; and

●
issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall refer to the provisions of any additional services referred to in the paragraph above.

The audit committee also fulfills the following functions in conjunction with, and without limiting the power of, the board of directors:

●
reports and proposes to the board of directors the terms of engagement for our independent external auditors, sets the scope of their services and, if appropriate, terminates or elects not to renew the engagement; the audit committee also supervises the auditor’s compliance with the auditing contract;

●	proposes the selection, appointment, re-appointment and removal of the head of our internal audit function;
●
reviews our financial statements, monitors our compliance with legal requirements and the application of generally accepted accounting principles, and informs the board of directors of any proposals for changes to accounting policies or methodology that management may recommend;

●	reviews our regulatory filings and any information in the quarterly and semi-annual financial statements, which the board of directors has to disclose to the markets and to their regulatory bodies;
●	analyzes and reports on any investment transactions not in the ordinary course, when so requested by the board of directors due to their significance;
●	reports on the creation or acquisition of ownership interests in entities incorporated in countries or territories considered to be tax havens; and
●	discharges any other function that our Board of Directors Regulations delegate to the audit committee.

The audit committee meets periodically, as often as deemed necessary, but no fewer than four times per calendar year. The audit committee has the power to require that any member of our management team, or any other Prisa employee, attend audit committee meetings and cooperate and provide access to any requested information. The audit committee may also require the attendance of our auditors at audit committee meetings.

Corporate Governance, Nomination and Remuneration Committee

Article 21 ter of our bylaws and article 25 of our Board of Directors Regulations prescribes the organization and function of the corporate governance, nomination and remuneration committee.

The corporate governance, nomination and remuneration committee must be comprised of no fewer than three and a maximum of five external directors, nominated by the board of directors following a proposal of the chairman of the board of directors. The board of directors may also vote to remove members of the committee. The board of directors elects the chairman of the committee from among the independent directors. The committee may require the attendance of our chief executive officer at its meetings.

The committee exercises the following functions, in addition to any other functions which may be assigned by the board of directors:

●
reports on proposals for appointment of executive directors, proprietary directors, other external directors (non-proprietary or independent) and honorary directors, and propose the appointment of independent directors;

●	reports to the board on nominations for secretary of the board of directors;
●
proposes to the board: (i) the compensation policy for directors and senior executives, (ii) the individual compensation and other contractual conditions applicable to executive directors, and (iii) individual compensation of honorary directors;

●	oversees compliance with our compensation policy;
●	approves the form of senior executive employment contract;
●	reports to the board regarding nominees for other board committees and the executive committee;
●	issues opinions on proposals for appointment of company representatives on the governing bodies of subsidiaries.;
●	submits the Annual Corporate Governance Report to the board of directors;
●	submits to the board a report evaluating the functioning and composition of the board;
●
verifies compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company’s rules of governance, and makes the proposals required to ensure such compliance. In that regard it shall be the duty of the corporate governance, nominations and remuneration committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

●	discharges any other function that our Board of Directors Regulations delegate to the committee.
The corporate governance, nomination and remuneration committee meets at the request of the chairman of the board of directors.

Our general shareholders’ meeting held on June 24, 2011 resolved to amend our bylaws in order to split the corporate governance, nominations and remuneration committee into two separate committees: a corporate governance committee and a nominations and remuneration committee.  This modification must be formalized by a public deed and registered with the Commercial Register

D.	Employees

The table below indicates the number of Prisa employees employed as of December 31 for the years 2010, 2009 and 2008:

Number of Employees	2010	2009	2008
By category:
Executives	484	541	552
Middle management	1,564	1,600	1,716
Other employees	11,837	12,846	12,927
Total	13,885	14,987	15,195
By geographical origin:
Spain	7,750	8,044	8,404
International	6,135	6,943	6,791
Total	13,885	14,987	15,195

E.	Share ownership

Our Beneficial Ownership

As  of the date of this annual report, the nominal value of our issued share capital amounted to €84,785,788.20, represented by 444,884,922 Class A common shares, having a nominal value of €0.10 each, and 402,972,960 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

The following tables set forth, to our knowledge, the beneficial ownership as of the date of this annual report of i) each of our current directors and ii) each of our current members of senior management.

Directors
Director	Number of direct and indirect Class A Shares	Number of direct and indirect preemptive subscription rights implemented as Warrants	Number of direct and indirect Class B Shares or ADSs representing these shares
Ignacio Polanco Moreno (1) (2)	155,661,747	171,227,948	0
Juan Luis Cebrián Echarri (3)	3,270,033	1,385,234	0
Fernando Abril - Martorell	0	0	0
Juan Arena de La Mora	18,638	16,498	0
Nicolas Berggruen	16,719,420	0	33,438,840
Matías Cortés Domínguez (3)	3,714	82	0
Martin Franklin	10,157,048	0	20,314,096
Diego Hidalgo Schnur (3)	3,789	165	0
Gregorio Marañón y Bertrán de Lis (3)	121,939	130,129	0
Alain Minc	30,631	0	0
Agnes Noguera Borel (3)	4,239	660	0
Borja Jesús Pérez Arauna (3)	51,989	53,185	0
Manuel Polanco Moreno (1) (2)	155,562,823	171,119,131	0
Emmanuel Roman	3,961	0	0
Harry Sloan	0	0	0
Ernesto Zedillo Ponce De Leon	0	0	0
_________________
(1)
155,661,747 Class A Shares held by Mr. Ignacio Polanco and 155,562,823 Class A Shares held by Mr. Manuel Polanco include 155,469,694 ordinary shares held by Rucandio through the entities as indicated in the table below (see “Major Shareholders”).

Likewise, 171,227,948 Warrants held by Mr. Ignacio Polanco and 171,119,131 Warrants held by Mr. Manuel Polanco include 171,016,663 Warrants held by Rucandio through the entities as indicated in the table below (see “Major Shareholders”).

Shares of Rucandio and Promotora de Publicaciones are subject to shareholders’ agreements that are described in note (2). Messrs. Ignacio Polanco Moreno and Manuel Polanco Moreno do not have control of shares controlled by Rucandio for purposes of the Spanish Companies Law.

(2)
Shareholder Agreement in Rucandio:  On December 23, 2003, in a private document, Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno (now deceased and succeeded by her estate  in this agreement), Mr. Manuel Polanco Moreno, Ms. Maria Jesús Polanco Moreno, their mother Ms. Isabel Moreno Puncel and their now deceased father Mr. Jesús de Polanco Gutiérrez, signed a family protocol, to which a shareholder syndicate agreement was annexed concerning shares in Rucandio and whose object is to preclude the entry of third parties outside the Polanco family as shareholders in Rucandio. The agreement has the following terms: (i) the syndicated shareholders and directors of Rucandio must meet prior to any general and/or extraordinary shareholder or board meeting of Rucandio to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by all of the syndicated shareholders; (ii) if an express unanimous agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and each syndicated shareholder may freely cast his or her vote; (iii) members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate; and (iv) members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, and then only with the consent of all other Rucandio shareholders for any type of transfer to a third party. An exception to the aforementioned terms can be made upon the unanimous agreement of the shareholders. This limitation likewise applies specifically to the shares that Rucandio holds directly or indirectly in Promotora de Publicaciones, S.L.

Shareholder Agreement in Promotora de Publicaciones:  On May 21, 1992, and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timón and a group of shareholders of Prisa entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones and their participation therein. The principal undertakings set forth in the shareholders’ agreement are as follows: (i) each majority shareholder shall have at least one representative on the board of directors of Prisa and, to the extent possible, the governing body of Promotora de Publicaciones shall have the same composition as Prisa’s; (ii) the manner in which Promotora de Publicaciones shares shall be voted at Prisa’s general shareholders’ meetings will be previously determined by the majority members, and Promotora de Publicaciones members who are likewise members of Prisa’s board of directors shall vote in the same manner, following instructions from the majority shareholders; (iii) in the event that Timón sells its holdings in Promotora de Publicaciones, the remaining majority shareholders shall have the right to sell their shares of Promotora de Publicaciones on the same terms and conditions to the proposed buyer, to the extent that the foregoing is possible.

(3)
Does not include the director’s direct and/or indirect holdings in the share capital of Promotora de Publicaciones and Timón, through which the director has an indirect pecuniary interest in Prisa. See “Directors, Senior Management and Employees—Director and Executive Officer Conflicts of Interest.”

Members of Senior Management
Officer	Number of direct and indirect Class A Ordinary Shares	Number of direct and indirect preemptive subscription rights implemented as Warrants	Number of direct and indirect Class B shares or ADSs representing these shares
Ignacio Santillana del Barrio	17,778	19,555	0
Kamal M. Bherwani	0	0	0
Fernando Martinez	0	0	0
Iñigo Dago	0	0	0
Andrés Cardó	9,041	9,036	0
Oscar Gómez	0	0	0
Matilde Casado Moreno	17,168	18,818	0
Jesús Ceberio Galardi	31,088	34,196	0
Augusto Delkader Teig	26,808	0	0
Javier Pons	0	0	0
Pedro García Guillén	26,695	29,364	0
Miguel Ángel Cayuela	0	0	0
Jose Luis Sainz Diaz	4,908	0	0
Bárbara Manrique	0	0	0
Virginia Fernandez Iribarnegaray	0	0	0

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the extent that our shares are represented by account in the book-entry form, we do not keep a shareholder registry and our ownership structure cannot be known precisely.

Current Major Shareholders

As of the date of this annual report, the nominal value of our issued share capital amounted to €84,785,788.20, represented by 444,884,922 Class A common shares, having a nominal value of €0.10 each, and 402,972,960 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

As of the date of this annual report, according to information available in the website of the Spanish National Securities Commission (CNMV), the beneficial owners of 3% or more (or 1% if resident in a tax haven) of our voting rights are the following:

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)	Number of Indirect Warrants (2)
Rucandio, S.A. (1)	0	155,469,694	34,94	171,016,663
Asset Value Investors Limited (3)	0	13,425,564	3,017	(	*)
Bank of America Corporation (4)	0	13,482,068	3,030	(	*)
Berggruen Acquisition Holdings Ltd	16,719,420	0	3,758	(	*)
HSBC Holding PLC (5)	0	14,550,000	3,270	(	*)
FIL Limited (6)	0	4,623,214	1,039	(	*)
Union Bank of Switzerland (7)	13,608,480	19,500	3,063	(	*)
_______________
(1)	Rucandio has declared to the CNMV that it holds 155,469,694 Class A shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights
Asgard Inversiones, SLU	35,487,164
Timon, S.A.	7,928,140
Promotora de Publicaciones, S.L.	91,005,876
Rucandio Inversiones Sicav, S.A.	339,094
Sabara Investment, S.L.	20,709,420

(2)	Rucandio has declared to the CNMV that it holds 171,016,663 warrants through the following entities. Each Warrant entitles the holder to subscribe one Class A share.

Through: Direct Warrantholder’s Name	Number of Direct Warrants
Asgard Inversiones, SLU	39,035,880
Timon, S.A.	8,720,954
Promotora de Publicaciones, S.L.	100,106,464
Rucandio Inversiones Sicav, S.A.	373,003
Sabara Investment, S.L.	22,780,362

Major Shareholders, other than Rucandio, have not declared the warrants that they hold (*), if any.

(3)
Asset Value Investors Limited has declared to the CNMV that it acts as a discretionary investment manager for a number of Funds and segregated accounts and is authorized to vote by virtue of proxy voting agreements in place. The Funds and segregated accounts have legal ownership of the shares, but in each case the holding represents less than 3% of total voting rights. None of the funds or segregated accounts are located in tax havens.

(4)
Regarding the shareholdings of Bank of America Corporation, note that it has declared to the CNMV that of the 13,482,068 voting rights it held, 2,632,068 are ordinary Class A shares and 10,850,000 are ADSs representing ordinary Class A shares.

(5)	HSBC Holdings PLC has declared to the CNMV that it holds 14,550,000 Class A shares through HSBC Bank PLC.
(6)	FIL LIMITED has declared to the CNMV that it holds 4,623,214 Class A shares through collective investment institutions that it manages.
(7)	Union Bank of Switzerland has disclosed to the CNNV that the shares have been acquired directly by UBS AG and indirectly by its subsidiaries: UBS Americas Inc. and UBS Bank, S.A.

The Depositary of our American Depositary Receipts has informed us that as of June 15, 2011 there were 10,585,824 ADS-As outstanding held by 20 recordholders and 78,907,315 ADS-Bs outstanding held by 22 recordholders.

Major Shareholders as of December 31, 2010

At December 31, 2010, the par value of our issued share capital was €84,697,802, represented by 443,991,020 Class A common shares, having a par value of €0.10 each, and 402,987,000 Class B convertible non-voting shares, having a par value of €0.10 each. The capital was fully subscribed and paid up.

At December 31, 2010, according to information available in the website of the Spanish National Securities Commission (CNMV), beneficial owners of 3% or more of our voting rights were as follows:

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)
Rucandio, S.A. (1)	0	155,469,694	35.016
Promotora de Publicaciones, S.L.	91,005,876	0	20.497
Asgard Inversiones, SLU	35,487,164	0	7.993
Sabara Investment, S.L.	20,709,420	0	4.664
Bank of America Corporation (2)	0	13,482,068	3.037
UBS AG	26,259,510	0	5.914
Deutsche Bank AG	15,048,684	0	3.389
Berggruen Acquisition Holdings Ltd	16,719,420	0	3.766
Marlin Equities II, LLC	16,719,420	0	3.766
_________________
(1)	Rucandio declared to the CNMV that it held 155,469,694 Class A shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights	Total % of Voting Rights
Asgard Inversiones, SLU	35,487,164	7.993
Timon, S.A.	7,928,140	1.786
Promotora de Publicaciones, S.L.	91,005,876	20.497
Rucandio Inversiones Sicav, S.A.	339,094	0.076
Sabara Investment, S.L.	20,709,420	4.664

(2)
Regarding the shareholdings of Bank of America Corporation, it declared to the CNMV that of the 13,482,068 voting rights held by this company, 2,632,068 were ordinary Class A shares and 10,850,000 were ADSs representing ordinary Class A shares.

Significant Changes During the Past Three Years

The most significant changes in our shareholder structure during the past three years are the following:

2011

Shareholder’s Name	Date of Transaction	Description of Transaction
Union Bank of Switzerland	06/23/2011	crossed above 3% share capital threshold
BNP Paribas	06/17/2011	crossed below 3% share capital threshold
Fidelity International Limited	06/01/2001	crossed above 1% share capital threshold
BNP Paribas	05/26/2011	crossed above 3% share capital threshold
BNP Paribas	05/12/2011	crossed below 3% share capital threshold
Deutsche Bank AG	05/04/2011	crossed below 3% share capital threshold
HSBC Holdings PLC	04/06/2011	crossed above 3% share capital threshold
UBS, SG	04/05/2011	crossed below 3% share capital threshold
Marlin Equities II, LLC	02/28/2011	crossed below 3% share capital threshold
Rucandio, S.A.	02/18/2011	crossed below 35% share capital threshold
UBS, SG	02/09/2011	crossed below 5% share capital threshold
HSBC Holdings PLC	02/07/2011	crossed below 3% share capital threshold
Asset Value investors Limited	02/04/2011	crossed above 3% share capital threshold
BNP Paribas	02/01/2011	crossed above 3% share capital threshold
HSBC Holdings PLC	01/21/2011	crossed above 3% share capital threshold

2010
Shareholder’s Name	Date of Transaction	Description of Transaction
Deutsche Bank AG	12/09/2010	crossed above 3% share capital threshold
UBS AG	12/03/2010	crossed above 5% share capital threshold
Bank of America Corporation	12/03/2010	crossed above 3% share capital threshold
Rucandio, S.A.	11/30/2010	crossed below 40% share capital threshold
Berggruen Acquisition Holdings Ltd	11/30/2010	crossed above 3% share capital threshold
Marlin Equities II, LLC	11/30/2010	crossed above 3% share capital threshold

2009
Shareholder’s Name	Date of Transaction	Description of Transaction
Timon, S.A.	03/18/2009	crossed below 3% share capital threshold
Rucandio, S.A.	03/13/2009	crossed above 70% share capital threshold
Promotora de Publicaciones, S.L.	03/09/2009	crossed above 40% share capital threshold

2008
Shareholder’s Name	Date of Transaction	Description of Transaction
Asgard Inversiones, Slu	12/29/2008	crossed above 15% share capital threshold
Sabara Investment, S.L.	08/01/2008	crossed above 5% share capital threshold

B.	Related Party Transactions

Except as set sort forth below, no significant shareholders of Prisa, members of its board of directors, senior executives of Prisa, close family members of the foregoing, or any company controlled by or over which these persons exercise significant influence (other than the companies in which they hold a directorship representing Prisa as shareholder of these companies), have performed unusual or significant transactions with Prisa that we are aware of, other than dividends received from the ownership of Prisa shares and the remuneration paid to the directors and senior executives as described in this annual report.

Transactions with Current Directors of Prisa:

The following transactions with directors have been carried out under market conditions and have been authorized by Prisa according to the procedure required by Article 31 of the Board of Directors Regulation for conflicts of interest and transactions with directors, as described above under “Director and Executive Officer Conflicts of Interest”:

•
Prisa director Gregorio Marañón y Bertrán de Lis provided legal advisory services to Prisa Televisión, S.A.U totaling €60,000 per year (in 2008),  and €200,000 in 2010,  under a contract dated April 13, 2004, extended annually.

•
Cortés Abogados, of which Prisa director Matías Cortés Domínguez is a partner, provided legal advisory services and legal counsel amounting to €4,362,000 in 2008 to Prisa Televisión, S.A.U and €8,039,000 in 2009 and €22,111,000 in 2010 to Prisa and Prisa Televisión, S.A.U through Tescor Profesionales Asociados, S.L.P, or Tescor Profesionales, a company formed by Cortés Abogados, in several proceedings of various kinds (judicial review, civil, commercial and arbitration) as well as legal consulting services in various matters, including the business combination with Liberty.

•
Luis Cortés Domínguez, brother of the director Matías Cortés Domínguez, was hired in 2005 by Diario AS to assist as a lawyer in two lawsuits, a relationship which continues up to the date of this document. The bills for fees paid in this connection amounted to €174,000 in 2008 and €80,000 in 2010.

•	Lastly, Prisa director Alain Minc provided strategic consulting services to Prisa Televisión S.A.U. amounting €150,000 in 2010, before his appointment as director of Prisa.

The table below sets forth transactions with companies controlled by Prisa or over which Prisa exercises significant influence that occurred in 2010.

Name of the Entity	Brief Description of the Transaction	Amount (thousands of euros)
Dédalo Grupo Grafico, S.L.	Prisa provided a joint and several guarantee to Dédalo Grupo Grafico, S.L. with respect to the syndicated credit and loan agreement signed on February 8, 2008, for a maximum of €130,000,000.	130,000
Dédalo Grupo Grafico, S.L.	Provision of services by several companies in which Dédalo Grupo Grafico, S.L. has holdings to several Grupo Prisa companies.	30,998
Dédalo Grupo Grafico, S.L.	Loans for a total of €95,116,000 plus interest accrued, granted by companies in which Prisa has holdings to Dédalo Grupo Grafico, S.L. or companies in which it holds interests as a result of various financing operations.	95,472
Sociedad Española de Radiodifusion, S.L.	Loans for a total of €4,566,000, plus interest accrued, granted by Sociedad Española de Radiodifusion, S.L. to the companies in which it holds holdings, W3Comm Concesionaria, S.A. de CV and Green Emerald business Inc.	4,635
Prisa Televisión, S.A.U	Revenue share of Real Madrid Club sponsorship and merchandising, from the company Real Madrid Gestión de Derechos, S.L. in which Prisa Televisión holds an interest.	8,319
Iberbanda, S.A.	Guarantees granted by Prisa.	28,763

C. Interest of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18 - Financial Statements.”

Legal Proceedings

In addition to the pending litigation discussed below, Prisa and its subsidiaries and businesses are subject to the assertion of a variety of private litigation claims and damages, primarily related to our use and distribution of content in the ordinary course of our business. We do not reserve for these contingencies as none of them individually is considered to be material to our results of operations or financial condition.

In view of the legal proceedings of which we are aware, we believe that financial provisions for third-party liability recognized in accordance with current legislation were sufficient to cover the amount estimated as of December 31, 2010 as being necessary to meet third-party liability that may arise from existing and potential legal claims and proceedings to which we are party.

Proceedings Brought by Cableuropa, S.A.U.

On December 1, 2009, the Court of First Instance No. 3 of Colmenar Viejo ordered Sogecable (currently known as Prisa Televisión) to pay compensation of approximately €44 million plus interest to Cableuropa, S.A.U, or Ono, with respect to damages resulting from Prisa Televisión’s distribution of certain specialized television channels produced by Prisa Televisión’s subsidiary, CanalSatélite Digital, S.L. We have appealed this decision to the Provincial Court of Madrid, and Ono has entered into an agreement with Prisa Televisión to not enforce the judgment while the appeal is pending. Pursuant to this agreement (i) Ono has paid to Audiovisual Sport, S.L., or AVS, a subsidiary of Prisa Televisión, funds owed by Ono to AVS and (ii) Prisa Televisión has paid to Ono €47 million in cash. Prisa Televisión believes that there are well-founded grounds for reviewing the court’s decision and reversing the order to pay damages, although the Provincial Court of Madrid has not yet reached a final decision. In the event of a favorable ruling, Ono would be obliged to return any amounts paid by Prisa Televisión.

Ono has also sued Audiovisual Sport, S.L., or AVS, a subsidiary of Prisa Televisión, and Prisa Televisión for the reimbursement of approximately €19 million plus an amount to be determined for the 2006/07, 2007/08 and 2008/09 seasons, together with interest paid by Ono. These payments were made in connection with the pay-per-view soccer broadcasting agreements entered into among Ono, the cable operators forming part of Auna (subsequently merged into Ono) and AVS. On March 4, 2010, Madrid Commercial Court No. 7 rendered a decision upholding Ono’s claim in this matter and ordering AVS and Prisa Televisión to jointly and severally pay approximately €30 million, plus an amount to be determined for the 2007/2008 and 2008/2009 seasons (approximately €29 million, including interest). AVS and Prisa Televisión have reached an agreement with Ono to prevent preliminary judicial execution of the ruling and have agreed to a payment schedule starting January 2011, which was later delayed to March 2011. Prisa Televisión has, nonetheless, appealed this decision. We believe that there are strong arguments for overturning this order on review, including that the disputed payments were approved by the courts in prior proceedings, but we cannot guarantee any particular outcome.

Proceedings with Collective Rights Management Associations

On March 23, 2006, the collective rights management associations Asociación de Gestión de Derechos Intelectuales, or AGEDI, and Artistas Intérpretes o Ejecutantes, Sociedad de Gestión de España, or AIE, filed suit against Prisa Televisión and Canal Satélite seeking compensation in connection with intellectual property rights used in connection with Prisa Televisión’s pay television business. We believe that the use of the rights that lead to the suit occurred during a period not covered by the relevant agreement with the associations. The trial was held in June 2007, at which time the court proposed that the parties apply to the European Court of Justice for a preliminary ruling on whether the rights claimed by AGEDI and AIE were compatible with European Community Law. The request for a preliminary ruling was given leave to proceed and Prisa Televisión and Canal Satélite submitted the corresponding pleadings.

On July 24, 2008, AGEDI and AIE, on the one hand, and Prisa Televisión, Canal Satélite and DTS (which had replaced Canal Satélite as party to these proceedings following the merger of Canal Satélite into DTS), on the other, reached an agreement whereby the parties undertook to mutually settle all pending actions, including the proceedings referred to in the preceding paragraph.

On October 27, 2007, Prisa Televisión, Canal Satélite and DTS filed a statement of claim against AGEDI and AIE with the former Spanish Competition Authority (now the Spanish National Competition Commission (Comisión Nacional de la Competencia), or NCC) for abuse of their dominant market position. In its statement of accusations, the NCC accused AGEDI and AIE of abusing their dominant market position by unfairly demanding substantially higher fees from Prisa companies than those required of other operators. In the light of these facts, in December 2007 the board of the NCC gave leave for disciplinary proceedings against AGEDI and AIE to proceed. On December 9, 2008, the board of the NCC fined AGEDI and AIE for abuse of their dominant position in the market for management of the intellectual property rights of music recording producers, artists or musicians in Spain.

AGEDI and AIE had also filed suit against Prisa Televisión in Madrid’s Commercial Court No. 6 for the use of musical recordings in the free-to-air channel, Cuatro’s, programming, which was sold to Telecinco as part of certain corporate transactions made by Prisa Televisión at the end of 2010. The agreement of July 24, 2008, mentioned above, expressly settled all such claims and precluded further action with respect to this subject matter.

The collective rights management associations AIE and Artistas Intérpretes, Sociedad de Gestión, or AISGE, have also filed a claim against Prisa Televisión seeking compensation in connection with intellectual property rights. In 2001, a court partially upheld this claim, and awarded damages against Prisa Televisión in an amount equal to the collective rights management association’s fees as applied to Prisa Televisión’s revenues in each of the years included in the claim. Prisa Televisión appealed but the appeal was dismissed. Prisa Televisión then appealed the dismissal to the Supreme Court, which granted leave to proceed in 2007. AISGE requested provisional enforcement of the lower court’s decision. On April 7, 2009, the Supreme Court gave leave for the appeal filed by Prisa Televisión to proceed, and ordered, among other things, that AIE and AISGE license their libraries to Prisa Televisión at the same rate applied to other licensees, and that the licensing fees account for the level of use of those libraries by Prisa Televisión. This decision superseded the provisional enforcement requested, and the parties are currently in discussions regarding a possible out-of-court settlement agreement. AIE and AISGE also filed a similar claim against Canal Satélite and DTS. These claims were upheld, and the two companies filed appeals at the Provincial Appellate Court, both of which were dismissed. The two companies both appealed to the Supreme Court, which has given leave to proceed. On September 15, 2010 the Supreme Court rendered its decision the DTS appeal, which was partially successful. On December 13, 2010, the Supreme Court rendered a decision on the CSD appeal with an almost identical holding. With these two recent decisions, the Supreme Court upheld the doctrine contained in the 2009 decision described above. Both resolutions refer to AIE only, as a result of the settlement described below.

On July 9, 2010, AISGE, on the one hand, and Canal Satélite Digital, DTS and Prisa Televisión, on the other, reached an agreement whereby AISGE agreed to the use of the libraries managed by AISGE by Canal Satélite Digital, DTS and Prisa Televisión. The parties also undertook to mutually settle the appeals described above as they relate to AISGE.

Following the Supreme Court decision of April 7, 2009 that upheld the 2001 Court of First Instance decision, on October 20, 2010, the Court of First Instance No. 8 of Madrid, following the request made by AIE, made an order of execution of the 2001 ruling related to the period when the pay television channel Canal+ was operated by Prisa Televisión. Through the order, Prisa Televisión was notified of the compensation calculation made by AIE. On November 11, 2010, Prisa Televisión filed an opposition to the calculation, on the basis that it was not consistent with the criteria set forth in the Supreme Court’s decision in this case. Resolution of the opposition is still pending.

In addition, in May 2007, Prisa Televisión, Canal Satélite and DTS filed a complaint against AISGE and AIE at the NCC for abuse of their dominant market position, arising from discriminatory practices in connection with agreements signed with other television operators. In July 2008, the NCC announced the commencement of disciplinary proceedings against AISGE and AIE for possible abuse of their dominant position in the market. On March 5, 2009, the NCC issued a statement of facts in connection with this proceeding. AISGE and AIE have proposed a settlement that was rejected by the NCC. By a resolution dated February 23, 2011, the NCC has determined the existence of an abuse of dominant position due to the unfair determination of fares by this collecting society among different television companies, which is forbidden by competition law. A fine of €532,686 was imposed on AIE for the infringement.

In 2005, Sociedad General de Autores y Editores, or SGAE, filed a complaint in the Court of First Instance of Colmenar Viejo against Canal Satélite and DTS seeking approximately €15 million in connection with certain intellectual property rights used by Canal Satélite and DTS during a period not covered by an agreement with SGAE. The Court of First Instance of Colmenar Viejo found against Canal Satélite and DTS, and the two companies appealed the decision (which was provisionally enforced), and the appeal was dismissed. In October 2007, the two companies appealed the matter to the Supreme Court. In a resolution dated March 16, 2010 the Supreme Court accepted for review the appeal filed by Canal Satélite and DTS although the court has yet to reach a final decision in this matter.

In December 2006, SGAE filed an additional claim against Prisa Televisión demanding payment of the total amount of its fees (without application of the 50% discount provided to new television businesses during the first four years of their activity). The fees in question relate to intellectual property rights used by Prisa Televisión on its then free-to-air television channel, Cuatro, which was launched in November 2005. Cuatro used the frequency of a former Prisa Televisión channel, and SGAE maintains that it was, therefore, not a new business but a modification of an existing one. Cuatro filed a counterclaim against SGAE contesting the size of the claim. A hearing on this matter was held on October 1, 2008. On March 17, 2010, the court rendered a decision rejecting SGAE’s claim.

On June 30, 2010, SGAE, on the one hand, and Prisa Televisión, Canal Satélite and DTS, on the other, reached an agreement whereby the parties undertook to mutually settle all pending actions, including the proceedings referred to in the preceding paragraph.

Proceedings Between Audiovisual Sport, S.L. (AVS) and Mediapro Concerning Spanish League Soccer Broadcast Rights

On July 24, 2006, Prisa Televisión, TVC Multimedia, S.L. and Mediapro entered into an agreement to exploit the rights of the Spanish Football League for the 2006/07 and subsequent seasons. Also pursuant to this agreement, Mediapro had the option to become a shareholder of AVS. In consideration for its interest in AVS, Mediapro contributed its contracts for broadcast rights with certain soccer clubs to AVS.

In July and August of 2007, AVS discontinued transmission of soccer league match broadcasts to Mediapro because of Mediapro’s failure to make payments on more than €50 million of fees due to AVS. AVS subsequently filed a suit against Mediapro on July 3, 2007. Two additional complaints were filed on August 27 and September 12, 2007, alleging Mediapro’s continued breach of the agreement between the parties. The second supplemental suit was accompanied by an application for injunctive relief which was granted by the Madrid Court of First Instance no. 36. The court granted the requested injunction, but required AVS to post a bond of €50 million, secured by Prisa Televisión, to cover damages in the event that the injunction was improperly requested. This injunction was lifted at the end of the season.

Both AVS and Prisa Televisión have filed claims against Mediapro and the other parties to the initial contract that have cooperated with Mediapro. The trial was held on November 17 and 19, 2009. In a decision dated March 15, 2010 the court granted the relief requested by AVS and dismissed the counterclaim filed by Mediapro against AVS, Prisa Televisión and TVC. In addition, the Court awarded AVS more than €95 million for unpaid fees and damages caused by Mediapro’s failure to adhere to the terms of the contract. The court’s order also requires Mediapro to supply AVS with the contracts signed with league soccer clubs that should have been initially assigned to AVS, according to the terms of the disputed contract.

The judgment has been appealed by Mediapro, and AVS has requested its provisional enforcement. The court agreed to enforce the judgment; however, Mediapro was declared insolvent by Commercial Court No. 7 of Barcelona immediately thereafter. Enforcement has, therefore, been suspended in accordance with Spanish insolvency law. AVS has also filed suit in Commercial Court No. 7 of Barcelona claiming €85 million in damages not covered by the complaint discussed above. Mediapro has made a proposal of a settlement with, creditors (propuesta anticipada de convenio) consisting of a delay of 35 months of its payment obligations. The proposal has been favorably received by the administrators appointed in this proceeding, but has not yet been approved. In particular, the insolvency situation will not be finally resolved until the Court decides on several other claims made by AVS. The most significant are the request for financial compensation for not having received the rights of the Spanish league soccer clubs that should have been initially assigned to AVS (approximately €122 million); and opposition to the consideration of several credits that AVS considers do not conform with Spanish insolvency law

NCC Proceedings Against Various Participants in the Spanish League Soccer Market, Including Prisa Televisión and AVS

On April 8, 2008, the NCC commenced disciplinary proceedings against several companies, including Prisa Televisión, AVS and 39 soccer clubs for anticompetitive activities with regard to the acquisition of broadcasting and exploitation rights for regularly scheduled national soccer events. On August 27, 2008, the NCC filed a statement of the facts as found, summarizing its conclusions in the investigation. On July 10, 2009, the NCC issued its final proposed decision. Prisa Televisión and AVS have filed a response to the proposed decision. Subsequently, on April 14, 2010, the NCC issued a ruling imposing a fine of €150,000 on Prisa Televisión and Mediapro as well as a fine of €100,000 on AVS. The NCC imposed the fines on the basis that agreement reached by the parties obstructed competition. Both Prisa Televisión and AVS have appealed to the administrative courts; these appeals have not yet been resolved.

The April 14, 2010 NCC ruling held that the provisions in the parties’ July 24, 2006 agreement regarding the sharing and joint exploitation of soccer rights were valid through the end of the 2008/2009 season. However, the ruling also declared void clause 5 of the agreement, which provided that agreements for new soccer rights and the renewal of existing soccer rights should be negotiated and signed directly by AVS, except for rights relating to Real Madrid which should be renewed by Prisa Televisión, on the basis that it constituted a noncompete provision prohibited by Spanish antitrust rules.

AVS and Prisa Televisión have appealed the NCC ruling, requesting that the voiding of clause 5 and its finding that the agreement on rights sharing is valid only through the end of the 2008/2009 season be overturned. Furthermore, AVS and Prisa Televisión have requested that the court in which the appeal will be heard declare the NCC ruling unenforceable, and enforcement of the resolution has been stayed pending the judicial determination. Until the appellate court issues a decision, there can be no final determination of the ruling’s enforceability against AVS and Prisa Televisión.

The civil proceedings described above under “Proceedings Between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights” and the NCC administrative proceedings are separate actions with different scopes, and will be separately resolved in different jurisdictions. The NCC Resolution does not affect the suspended €95 million judgment against Mediapro currently on appeal or the €85 million in additional damage claims brought by AVS discussed earlier, because these relate to the 2008/2009 season or earlier seasons.

Proceedings Against F.C. Barcelona

In July 2007, Prisa Televisión, S.A. filed suit against F.C. Barcelona, demanding performance of an agreement, executed in 1999, between the club and Telefónica Media, S.L. (which has since changed its name to Telefónica de Contenidos, S.A.U.). Prisa Televisión assumed Telefónica’s rights under this contract in 2003. Pursuant to this agreement, F.C. Barcelona assigned to Prisa Televisión, among other things, certain payments received by the teams in connection with the teams’ participation in international competitions. The club also filed a counterclaim against Prisa Televisión and Telefónica de Contenidos.

On January 12, 2009, Court of First Instance No. 47 of Barcelona upheld Prisa Televisión’s claims, requiring the club to settle the amounts owed from the 2003/04 season through the 2007/08 season. F.C. Barcelona paid the corresponding amounts through the 2006/07 season to Prisa Televisión. Prisa Televisión requested payment of the amounts corresponding to the 2007/08 season, but the request was rejected by the court. Prisa Televisión appealed this decision and, by a resolution dated June 3, 2010, the Provincial Court of Barcelona rejected the appeal. Therefore, Prisa Televisión intends to bring a new claim against FCB for the unpaid amounts relating to the 2007/2008 season. The decision of January 12, 2009 was appealed by FCB, but in mid-September, 2010, the Provincial Court of Barcelona rejected the appeal. FCB may, however, appeal the decision to the Spanish Supreme Court. If such an appeal is made, and if it is determined in favor of FCB, Prisa Televisión could be required to return the above-mentioned payments made by F.C. Barcelona.

Enforcement Actions Against Prisa Televisión and AVS by the Telecommunications Market Commission

On December 12, 2008, the Telecommunications Market Commission, or TMC, issued a disciplinary decision against Prisa Televisión for alleged failure to respond to the TMC’s requests for information in relation to Prisa Televisión’s compliance with the provisions of the Resolution of the Council of Ministers of November 29, 2002. Compliance with these provisions was a condition of the TMC’s approval of the merger of Vía Digital into Prisa Televisión. The TMC also issued a disciplinary sanction against AVS on the same grounds. Both Prisa Televisión and AVS have filed appeals against those decisions in the administrative courts, the resolution of which remains outstanding.

Dividend Information

The following table sets forth the annual dividends per Prisa ordinary share paid in respect of the past five fiscal years. The dividends paid with respect to 2006 and 2007 were paid in the first quarter of the following year. We have historically paid an annual dividend to shareholders but did not pay any dividends with respect to our ordinary shares in respect of our fiscal years ended December 31, 2008, 2009 and 2010. The table set forth below presents the dividends paid by Prisa in respect of the last five calendar years in euros per share and in dollars per share (calculated using the Bloomberg 5 p.m. euro to dollar exchange rate on the date Prisa paid each dividend):

	Dividends Paid to Prisa Ordinary Shares
Fiscal Year (in respect of)	Euros per share	€/$ Exchange Rate on Date Paid	Dollars per share
2006	0.160	1.335	0.214
2007	0.184	1.563	0.288

	Dividends Paid to Prisa Class B Shares
Fiscal Year (in respect of)	Euros per share	€/$ Exchange Rate(1)	Dollars per share
2010(1)	0.014583	1.4174	0.020670
_______________
(1) Dividend declared by the general shareholders’ meeting held on June 24, 2011, on the basis of the minimum annual dividend provided for in our bylaws (€0.175 per non-voting Class B convertible share), adjusted on a pro rata basis to take into account the date of issuance of the shares (December 1, 2010).  Dollars per share amount has been calculated for information purposes only using the Closing Rate on June 24, 2011.  The date established for payment of the dividend is September 29, 2011.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of our shares:

	Price of Prisa Class A Shares (1)
	High	Low
	(Euros per share)
Annual Data (Year Ended December 31)
2006	16.06	11.41
2007	17.66	11.24
2008	13.10	2.11
2009	4.62	0.94
2010	4.26	1.39
Quarterly Data
1Q 2009	2.72	0.94
2Q 2009	4.47	1.81
3Q 2009	4.62	3.15
4Q 2009	4.07	2.98
1Q 2010	4.32	2.46
2Q 2010	3.68	1.66
3Q 2010	2.52	1.51
4Q 2010	2.00	1.39
1Q 2011	2.16	1.43
Monthly Data
December 2010	1.71	1.38
January 2011	1.99	1.43
February 2011	2.16	1.96
March 2011	2.11	1.97
April 2011	2.25	1.87
May 2011	1.92	1.70
June 2011 (through June 29)	1.71	1.34

	Price of Prisa Class B Shares (2)		Price of Prisa ADS-A (3)		Price of Prica ADS-B (4)		Price of Prisa Warrants (5)
	High	Low	High	Low	High	Low	High	Low
	(euros per share)		(dollars per ADS)		(dollars per ADS)		(euros per share)
Monthly Data
December 2010	1.83	1.54	8.44	7.30	9.95	8.84	0.40	0.03
January 2011	1.83	1.83	10.75	7.33	11.20	9.30	0.41	0.19
February 2011	1.83	1.83	11.83	10.57	11.97	11.00	0.48	0.37
March 2011	2.09	1.83	11.82	10.90	11.93	11.00	0.49	0.35
April 2011	2.09	2.04	12.86	10.91	12.85	11.27	0.48	0.37
May 2011	2.07	2.04	11.31	9.74	11.61	10.67	0.40	0.37
June 2011 (through June 29)	2.07	2.00	9.93	7.78	10.76	9.07	0.40	0.28
_________________
(1)	Prisa Class A shares are ordinary shares trading on the Spanish Market (Mercado Continuo).
(2)	Prisa Class B shares are non-voting convertible shares trading on the Spanish Market (Mercado Continuo).
(3)	Prisa ADS-A represent ordinary shares and trade on the NYSE.
(4)	Prisa ADS-B represent non-voting convertible shares and trade on the NYSE.
(5)	Warrants trading on the Spanish Market (Mercado Continuo).

Article 33 of the Spanish Securities Market Law permits the CNMV to suspend trading of a financial instrument on the Spanish official secondary markets on which it is listed when special circumstances exist that may distort the normal course of trading in the financial instrument such as to make that measure advisable for the protection of investors. The CNMV has exercised this power to suspend trading in Prisa ordinary shares on the following occasions over the course of the past three years:

•	December 18, 2009, due to the pending announcement of the acquisition by Telecinco of Cuatro and a 22% interest in DTS from Prisa;

•	February 23, 2010, due to reports in various news outlets concerning the proposed business combination between Prisa and Liberty.

In both cases, the CNMV lifted the trading suspension and allowed trading of Prisa shares to resume within 24 hours of the initial suspension.

See “Additional Information—Memorandum and Articles of Association—Description of Share Capital.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Corporate Purpose:

Article 2 of our bylaws provides that:

1. The Company’s corporate purpose includes:

a)	Managing and operating all types of owned or third-party news and social communications media, regardless of format, including the publication of printed newspapers, among others.

b)
Promoting, planning, and executing on behalf of the Company or for other entities, either directly or through third parties, of all types of communications media, industrial, commercial and service projects, transactions or businesses.

c)
Incorporating businesses or companies, participating in already existing companies, even with a controlling interest, and entering into association with third parties in transactions and businesses through collaboration agreements.

d)	Acquiring, holding either directly or indirectly, leasing or otherwise exploiting and disposing of all types of personal or real property or rights therein.

e)
Contracting and providing advisory, acquisition and management services to third parties, either through intermediation, representation or any other type of collaboration method on the Company’s behalf or for third parties.

f)	Involvement in capital and money markets through the management, purchase and sale of fixed income or equity securities or any other type of securities on behalf of the Company.

2. The aforementioned activities are understood to refer to national or international companies and businesses, operations or transactions, complying with their respective legal requirements.

3. The Company may engage in all or part of the activities comprising the corporate purpose indirectly through holdings in other companies having a similar corporate purpose.

Description of Our Share Capital

We signed an agreement (“Business Combination Agreement” or “BCA”) on March 5, 2010, with the US company Liberty Acquisition Holdings Corp. (which had the legal form of a “special purpose acquisition company”), consolidated into a new text called the “Amended and Restated Business Combination Agreement”, in August 2010.

Under this agreement, Prisa has carried out the following capital increases, which were approved by the Extraordinary Shareholders Meeting of Prisa of November 27, 2010:

i)  Capital increase by issuance of 241,049,050 Class A ordinary shares, issued in exchange for a cash consideration with preemption rights implemented through warrants (the “Warrants”). Prisa Warrants quote on the platform of the Spanish Stock Warrants, the Warrants have Prisa Class A shares as underlying titles, their exercise price amounts 2 euros and they may be exercised on a monthly basis for 42 windows (up to the date of their expiration on June 5, 2014).

ii) Capital increase by issuance of 224,855,520 Class A Shares and 402,987,000 non-voting convertible Class B shares, issued by compensation in kind, which was subscribed by contribution of all common shares and warrants of Liberty Acquisition Holdings, Corp., once absorbed by its subsidiary, Liberty Acquisitions Holdings Virginia, Inc. (the company resulting from the merger, hereinafter “Liberty”).

Ordinary shares and convertible shares quote in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) on the New York Stock Exchange.

Holders of ADS that represent Class A and Class B shares have the right to apply to the Depositary of such ADS (Citibank NA) the direct delivery of the corresponding Class A and Class B shares and their consequent trading on the Spanish Stock Exchanges.

Likewise, each Class B convertible non-voting share may be transformed into a Class A common share, at any time, at the election of its holder. Forty-two months after the date of issue of the Class B convertible non-voting shares (that took place on November 27, 2010), those shares mandatorily will be transformed into Class A common shares.

As of December 31, 2010, the par value of the share capital issued by Prisa was €84,697,802.00, represented by 443,991,020 Class A common shares, having a par value of  €0.10 each, and 402,987,000 Class B convertible non-voting shares, having a par value of €0.10 each.

As of the date of this annual report, following the execution of 879,862 Warrants of (which have given rise to the subscription of 879,862 new Class A common shares) and the conversion of 14,040 Class B shares into an equal number of Class A shares, and as established in article 6 of our bylaws, the company’s capital is €84,785,788.20 and is represented by: i) 444,884,922 Class A common shares, having a nominal value of €0.10 each, and 402,972,960 Class B convertible non-voting shares, having a nominal value of €0.10 each, which will be governed as expressly provided in article 8 of the Bylaws and in accordance with articles 98 and following of the Capital Companies Act.

The capital is totally subscribed and paid up.

Description of Prisa Class A Ordinary Shares

Voting Rights

Under our bylaws, holders of the Prisa Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by shareholders.

Dividends

Under the Spanish Companies Law, shareholders at the general shareholders’ meeting approve the general accounts of the company and the allocation of profits or losses in accordance with these accounts. Once all payments and allocations for reserves or other accounts required by the bylaws and applicable law have been made, general dividends may be paid from the profits of the company for the fiscal year in respect of which the dividend is made or against appropriate reserves, but only to the extent of the excess of the book value of the company’s net assets over the total share capital. Before any dividends may be paid out of the company’s profits, profits must be allocated to offset any accumulated losses from prior fiscal years to the extent such losses had the effect of reducing the book value of net assets below the total share capital.

Redemption

Under the Spanish Companies Law, holders of Prisa Class A ordinary shares that vote against a proposed bylaw amendment that replaces the company’s corporate purpose have the right to require us to redeem their shares in connection with such amendment for a price prescribed by law based on then-prevailing market prices.

Under the Spanish Companies Law, any shareholder that votes against a cross-border merger in which the surviving company would be domiciled in any jurisdiction other than Spain, or votes against any proposal to change the domicile of Prisa to any jurisdiction other than Spain, has the right to require us to redeem their shares in connection with such merger or change in domicile for a price prescribed by law based on then-prevailing market prices.

Liquidation Rights

According to Spanish Companies Law, upon any dissolution of Prisa, after payment of all debts and liabilities, the remaining assets must be used to the extent possible to reimburse the stated value of the Prisa Class B convertible non-voting shares prior to any distribution to the holders of the Prisa Class A ordinary shares, to the extent provided for under Article 101 of the Spanish Companies Law. In the event that the balance sheet prior to the liquidation contained distributable profits or share premium reserve created as a result of the issuance of the Prisa Class B convertible non-voting shares, Prisa Class B convertible non-voting shares would have the right to receive the minimum dividend corresponding to the preceding year and the then-current year before any distribution is made to the rest of the shareholders.

Preemptive Rights

Each holder of Prisa Class A ordinary shares is entitled to preemptive rights in proportion to its shareholding with respect to each new issuance of (i) Prisa Class A ordinary shares pursuant to an increase in capital for cash (aumento con aportaciones dinerarias) and (ii) convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the general shareholders’ meeting (or upon board action pursuant to authorization from the general shareholders’ meeting) and preemptive rights are deemed excluded by operation of law in respect of certain issuances.

Registration and Transfers

Under our bylaws, all ordinary shares exist by virtue of their book-entry notation of ownership and their registration in the corresponding accounting ledger, which shall also reflect the terms included in the documents under which the shares were issued and whether or not the shares have been fully paid up.

Book entry registration in our accounting ledger of a holder’s ownership of shares constitutes legitimate title to the shares so registered, enables the holder to require us to recognize the holder as a shareholder, and evidences the holder’s entitlement to exercise its rights as a shareholder, including the transfer of shares. Our bylaws provide that we are entitled to rely on the accounting ledger for purposes of determining the identity of shareholders entitled to exercise the rights of share ownership.

If a person or entity is listed as a holder of shares on the share ledger by virtue of a nominee shareholder appointment or similar document, we may require the registered shareholder to disclose the identity of the beneficial owner of the shares, as well as any transfer of beneficial ownership of, or encumbrance over, the shares.

Description of Prisa Class B Convertible Non-Voting Shares

Article 8 of the Bylaws provides that non-voting shares shall be governed by the provisions of the Bylaws, the Capital Corporations Act and by the resolution adopted at the Shareholders Meeting in which the issue of non-voting shares is approved.

Resolution of the Extraordinary Shareholders Meeting

As approved at the Extraordinary Shareholders Meeting held on November 27, 2011, in which the issue of Class B shares were approved, the Class B convertible non-nonvoting shares will have the following characteristics:

 (a)           Right to minimum dividend:

The holders of the Class B convertible non-voting shares will be entitled to receive, from the date of their issue until their transformation into Class A common shares, a minimum annual cash dividend of 0.175 euros per share, provided that there are distributable profits, in accordance with the terms and with the limitations contemplated in article 273 of the Capital Companies Act, or provided that there is a positive balance of the issue premium reserve, which reserve was created upon issue of the Class B convertible non-voting shares, in accordance with the provisions of the issue resolution, provided that there are no legal restrictions on such payment.

In order to make payment of the minimum dividend possible, the issue premium reserve created upon the issue of the Class B convertible non-voting shares will be frozen until the Class B convertible non-voting shares have been converted into Class A common shares and the minimum dividends referred to in this resolution have been fully paid. Despite its frozen nature, the issue premium reserve, and no other reserve that may exist in the Company, may be used for payment of the minimum dividend and repayment of the par value of common shares in excess of the number of Class B convertible non-voting shares that are converted, if the conversion ratio is other than 1 to 1 as indicated in section c) below (Conversion).

All of the foregoing is without prejudice to such possible reclassification of liability accounts, if any, as must be made for accounting purposes regarding all or a part of the balance of the issue premium reserve for Class B convertible non-voting shares.

When there are sufficient distributable profits in a given fiscal year, the Company is required to declare payment of the minimum dividend referred to in the preceding paragraph. If the Company has distributable profits during a fiscal year but they are not sufficient to distribute the full amount of the minimum dividend on the Class B convertible non-voting shares, the available amount of the distributable profit must be fully used for payment of the dividend corresponding to the Class B convertible non-voting shares, pro rata over them.

The minimum dividends that are not distributed, by reason of insufficient distributable profits, will be distributed, as to the remainder, against the issue premium reserve constituted upon issue of the Class B convertible non-voting shares. If the issue premium reserve created upon issue of the Class B convertible non-voting shares also is not sufficient to distribute the full amount of the minimum dividend on the Class B convertible non-voting shares, the full amount of that reserve will be used for payment of the dividend corresponding to the Class B convertible non-voting shares, pro rata over them.

Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.

The minimum dividend corresponding to the Class B convertible non-voting shares must be paid as soon as possible, after holding the ordinary general shareholders meeting for each fiscal year, and in any event before 30 September of each year. The minimum dividends will be paid in respect of the completed fiscal year to which the annual accounts approved at the ordinary general meeting resolving payment of the minimum dividend relate, except for the first fiscal year, for which the minimum annual dividend will be multiplied by a fraction the numerator of which will be the number of days elapsed from the date of issue until 31 December 2010, and the denominator of which is 365.

In the event of conversion, the holders of the Class B convertible non-voting shares will be entitled to receive in cash, on or before the day they are delivered the common shares resulting from the conversion, any minimum dividend not paid before that date (including the proportional part of the minimum dividend corresponding to the number of days elapsed from the beginning of the year in which the conversion occurred), provided and to the extent that there are distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares.

For these purposes, the general meeting resolves from this time to distribute the issue premium reserve for Class B convertible non-voting shares, to cover payment of the dividends corresponding to the shareholders choosing to convert their Class B convertible non-voting shares into Class A common shares on the aforesaid terms, in the event that it is not possible to pay them by way of declaration of an interim dividend. And without prejudice to the fact that, if at the end of the Company’s fiscal year we have distributable profits, the meeting may resolve to use those profits to replace the amount delivered against the issue premium reserve by establishing a voluntary reserve dedicated to the same purposes as the issue premium reserve for the Class B convertible non-voting shares.

Once the minimum dividend has been resolved, the holders of Class B convertible non-voting shares will be entitled to the same dividend, if any, as corresponds to Class A common shares.

In order to make it possible to distribute the annual minimum dividend to the holders of Class B convertible non-voting shares, the Company will exercise its voting rights in respect of all of its subsidiaries, to the extent legally and contractually possible, so that the available distributable profits of those subsidiaries are distributed to their respective shareholders and quotaholders and ultimately, if applicable, to the Company.

The minimum dividend corresponding to Class B convertible non-voting shares always will be paid in cash.

(b)           Other rights:

The Class B convertible non-voting shares will have no voting rights. Nevertheless, those shares will have voting rights when the Company has not fully paid the minimum dividend. In this case, the voting right of the Class B convertible non-voting shares will be given in proportion to their par value.

Class B convertible non-voting shares will enjoy a right of pre-emptive subscription for capital increases against cash contributions and issues of debentures convertible into shares of the Company, on the same terms as the Class A common shares, in proportion to the par values thereof. Nevertheless, that right may be excluded in accordance with the provisions of article 308 of the Capital Companies Act and the pertinent corporate resolutions.

Subsequent issues of non-voting shares will require approval, by separate vote or special meeting, of the Class B convertible non-voting shares.

Class B convertible nonvoting shares will give their holders the same rights as contemplated by law, and the rights of Class A common shares except as provided in the foregoing sections and by law, including the rights of information and attendance at the Company’s general shareholders meeting

(c)           Conversion

I. Transformation:

The Class B convertible non-voting shares will be transformed into Class A common shares on the following conditions:

(i)
Each Class B convertible non-voting share will be transformed into a Class A common share, at any time, at the election of its holder. The resolution of the board of directors effectuating the transformation of capital will determine the terms and procedures for receiving and documenting the shareholder elections and the issue and delivery of the Class A shares by conversion of Class B shares.

(ii)
42 months after the date of issue of the Class B convertible non-voting shares (hereinafter the “Mandatory Conversion Date”), those shares mandatorily will be transformed into Class A common shares, at a ratio of one Class A common share for each Class B convertible non-voting share.

Nevertheless, if the average of the weighted average prices on the Spanish Continuous Market for the Class A common share of the Company over the 20 trading sessions immediately prior to the Mandatory Conversion Date is less than 2.00 euros, the conversion ratio will be changed as follows: The number of Class A common shares to be issued upon conversion of each Class B convertible non-voting share will be equal to a fraction (stated as a decimal) the numerator of which is 2.00 euros and the denominator of which is the average of the weighted average prices of the Company’s Class A common share over the 20 trading sessions immediately prior to the Mandatory Conversion Date, with a maximum of 1.33 Class A common shares, for which purpose, if necessary, capital will be increased against reserves after satisfying the appropriate legal requirements. If the conversion ratio is not 1 to 1, the Company may organise a system to adjust for fractions.

Alternatively the Company may choose not to apply this adjustment and the related capital increase, either by distribution to the holders of each Class B convertible non-voting share of an extraordinary cash dividend against the issue premium reserve created upon issue of the Class B convertible non-voting shares, in the amount of the difference between 2 euros and the average of the indicated prices, with a maximum of 0.5 euros per Class B convertible non-voting share, or by any other procedure permissible in law, in these cases maintaining the conversion ratio at 1 to 1.

As a result, the issue premium reserve created upon issue of the Class B convertible non-voting shares will be available not only for purposes of payment of the minimum dividend, but also, as indicated above, for mandatory conversion of the shares when the conversion ratio is higher than the 1 to 1 referred to above for purposes of repaying the par value of the newly issued Class A common shares when appropriate.

The board of directors, with the possibility of delegation to its Executive Committee or any Director, is expressly authorized to specify, clarify or complement the conversion mechanism and take all such actions as may be necessary for implementation of the conversion.

The Company may not undertake reorganizations, recapitalizations, reclassifications, splits, groupings or similar changes by reference to the Class A shares, unless the conversion ratio is correspondingly adjusted (as described above).

As a general matter, without prejudice to the following provisions, once the election to convert has been announced or 42 months have passed after the date of issue, computed on a date to date basis, implementation of the conversion must be undertaken as quickly as possible.

II.  Conversion procedure:

(i)
Voluntary conversion at election of holder of Class B convertible non-voting shares: The holders of Class B convertible non-voting shares will be entitled to request conversion of those shares of the Company’s board of directors at any time. For this purpose, the Company will publish a form of application for conversion on its webpage from the date of issue of those shares.

During the first five business days of each month (with a business day for purposes of this resolution meaning working days, excluding Saturdays, Sundays and holidays in the municipality of Madrid), the Company will adopt the necessary resolutions and take the necessary actions to convert the Class B convertible non-voting shares into Class A common shares. The application for conversion must be effectively received by the Company before 5:30 p.m. on the last business day of the prior month, in the Spanish peninsular time zone. To this end the board of directors is expressly authorized to proceed to take all necessary actions, including registration no later than the last day of each month in the Commercial Register and with Sociedad de Gestión de los Sistemas de Gestión, Registro y Compensación de Valores, S.A.U. (Iberclear) of the new Class A common shares, and to deliver the new Class A common shares through the securities account specified by the holder of the Class B convertible non-voting shares or, if applicable, through the depositary, if they are incorporated in ADSs. Also, the Company will exert its best efforts so that the recently created Class A common shares are admitted to trading on the Barcelona, Madrid, Bilbao and Valencia exchanges and included within the Exchange Interconnection (Continuous Market) System and the New York Stock Exchange (NYSE) before the end of the month of registration in the Commercial Register.

(ii)
Mandatory conversion: At the time of mandatory conversion, the board of directors is authorized to take all actions indicated in the preceding section to convert the Class B convertible non-voting shares into Class A common shares during the month following the month the term for mandatory conversion expires.

III.  Conversion ratio other than 1 to 1:

In the case of mandatory conversion as referred to above, if the conversion ratio of the Class B convertible non-voting shares into Class A common shares is other than 1 to 1, it is resolved to increase capital in the amount of €13,298,571 to cover the issue of the additional number of Class A common shares resulting from application of the new conversion ratio, with a maximum of 132,985,710 Class A common shares, expressly contemplating the possibility of incomplete subscription.

That resolution is conditioned not only on existence of the circumstances referred to above in order for the conversion ratio to be other than 1 to 1, but also on the Company, at the time of implementation of the conversion, not having chosen to pay the aforesaid difference in cash.

The issue of the new shares covered by this capital increase will be at par value, without issue premium.

The par value of these shares will be paid up by application of the corresponding amount of the positive balance of the issue premium created upon issue of the Class B convertible non-voting shares, established as a reserve frozen except for these purposes and for purposes of payment of the minimum dividend, without the then remaining holders of Class A common shares being entitled to allotment of new Class A common shares issued to cover the conversion.

For purposes of compliance with the provisions of article 303 of the Capital Companies Act, the Company’s General Shareholders Meeting will ratify the foregoing resolution to the extent necessary, and will approve the audited balance sheet referred to in that article.

(d)           Rights of Class B shares upon liquidation

For purposes of liquidation, the paid up value of the Class B shares will be deemed to be the issue price thereof.

Class B convertible non-voting shares generally will have the same liquidation share as the other shares.

Notwithstanding the foregoing, the holders of Class B convertible non-voting shares will, on the terms set forth in article 101 of the Capital Companies Act, be entitled to receive repayment of the paid-up value, before any amount is distributed to the other shares, if the liquidation share of all shares is less than the paid-up value of the Class B convertible non-voting shares.

If the balance sheet prior to liquidation shows distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, the minimum dividend for the prior and then-current fiscal years will be distributed to the holders of the Class B convertible non-voting shares, prior to distributing any amount to the remaining shareholders.

Registration and Transfer

Under our bylaws, the Prisa Class B convertible non-voting shares exist by virtue of their book-entry notation of ownership and their registration in the corresponding accounting ledger, which shall also reflect the terms included in the documents under which the shares were issued and whether or not the shares have been fully paid up.

Book entry registration in our accounting ledger of a holder’s ownership of shares constitutes legitimate title to the shares so registered, enables the holder to require us to recognize the holder as a shareholder, and evidences the holder’s entitlement to exercise its rights as a shareholder, including the transfer of shares. Our bylaws provide that we are entitled to rely on the accounting ledger for purposes of determining the identity of shareholders entitled to exercise the rights of share ownership.

If a person or entity is listed as a holder of shares on the share ledger by virtue of a nominee shareholder appointment or similar document, we may require the registered holder to disclose the identity of the beneficial owner of the share of the shares, as well as any transfer of beneficial ownership of, or encumbrance over, the shares.

Reduction of Capital

Under the Spanish Companies Law, so long as the part of share capital corresponding to the Prisa Class B convertible non-voting shares does not exceed half of the aggregate nominal value of the capital in respect of all shares of the company, a reduction in our capital as a result of losses would not affect the Prisa Class B convertible non-voting shares. If, as a consequence of the reduction in capital, the nominal value of the Prisa Class B convertible non-voting shares would exceed half of our capital, Prisa would be required to restore the portion of total share capital represented by our Class B convertible non-voting shares to 50% or less within two years, otherwise Prisa would be required to liquidate.

Upon any reduction in capital that results in all of our Class A ordinary shares being cancelled, the Prisa Class B convertible non-voting shares would acquire voting rights in proportion to the nominal value of the shares, and would retain these rights until such time as the legally required proportion between the Prisa Class A ordinary shares and the Prisa Class B convertible non-voting shares is restored.

Shareholder Meetings

Under our bylaws and the Spanish Companies Law, general shareholders’ meetings are either ordinary or extraordinary meetings.

We must hold an ordinary general shareholders’ meeting annually within the first six months after the end of each fiscal year, on a date to be set by our board of directors. An extraordinary general shareholders’ meeting may be held when deemed warranted by the board of directors of Prisa or at the written request of shareholders holding at least 5% of our share capital, which request must state the matters to be considered at the meeting. In the case of a meeting called at the request of shareholders, we must hold the meeting within one month after the requesting shareholder(s) has submitted a notarized request for the meeting to our board of directors.

Attendance at shareholder meetings

Any record shareholder that owns a minimum of 60 shares of Prisa capital stock, irrespective of class, on the date that is five days prior to the date of a shareholder meeting, and that has obtained the corresponding attendance card, may attend a general shareholders’ meeting, in person or by proxy.

Voting rights

Under our bylaws, holders of the Prisa Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by shareholders.

Quorum

The published notice of a general shareholders’ meeting may contain two proposed dates and times for the meeting, known as the initial call and the second call. The standard for quorum differs between the first and second call, and depending on the content of the proposals submitted to the shareholders.

On the initial call, quorum is generally satisfied if shareholders representing at least 25% of the subscribed share capital entitled to vote at the meeting are present or represented by proxy. On the second call, quorum is satisfied regardless of the share of our capital represented. At both the initial and second call, the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by shareholder action, unless the matter being considered requires a 75% vote, as discussed below.

A higher standard for quorum applies at any general shareholders’ meeting where the following issues are to be considered: the issuance of debt securities (obligaciones), the elimination of preemptive rights, transfer of domestic domicile to any jurisdiction outside of Spain, any increase or reduction of our share capital, or any transformation, merger, spin-off or dissolution or any amendment to our bylaws. At the initial call of such a meeting, quorum requires the presence (in person or by proxy) of shareholders representing 50% of our share capital entitled to vote at the meeting, and the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by the shareholders, unless the matter being considered requires a 75% vote, as discussed below. At the second call, quorum is satisfied by the presence of shareholders representing 25% of our share capital entitled to vote at the meeting; however, if less than 50% of the share capital entitled to vote is represented in person or by proxy, the affirmative vote of two-thirds of the shares entitled to vote and present or represented at the meeting is required to pass a resolution of the shareholders, unless the matter being considered requires a 75% vote, as discussed below.

Supermajority voting rights

Our bylaws require the affirmative vote of at least 75% of the total voting power of our issued shares, present or represented at a shareholders meeting, to approve any proposal submitted to shareholders with the respect to any of the following actions:

●	amendments to our bylaws, including any change to our corporate purpose, and any increase or decrease in the share capital of Prisa that is not mandated by law, among others;
●	any merger, consolidation or similar extraordinary transaction involving Prisa;
●	the winding up, liquidation or dissolution of Prisa;
●	elimination of shareholders’ preemptive rights to subscribe for share capital in connection with any increase in capital for cash;
●	change in the management structure of Prisa from a board of directors to a one- or two-person management structure (in the case Prisa were to cease to be a public company); and
●	the election by shareholders of any director other than those proposed by the board of directors.

Reporting Requirements

According to the Spanish Securities Market Law (Law 24/1988) any shareholder that, directly or indirectly, acquires or disposes of shares with voting rights of an issuer whose home state is Spain, and whose shares are listed in an official secondary market or another regulated market domiciled in the European Union, with the result that the voting rights of the shareholder exceed or fall below the percentage thresholds established by Royal Decree 1362/2007, must notify the issuer and the CNMV of the resulting proportion of voting rights held.

This obligation to notify the issuer and the CNMV also arises when the aggregate voting power of a shareholders’ securities exceeds or falls below the specified thresholds as a result of a change in the total voting power of the issuer’s outstanding securities, for example following an issuance of new shares.

Holders have similar disclosure obligations in connection with the following transactions or circumstances, among others: (i) the acquisition or disposition of financial instruments entitling the holder to acquire shares of the issuer, such as options, futures, and swaps; (ii) the entry into certain voting, deposit, temporary transfer or usufruct agreements regarding the relevant shares; or (iii) the existence of custodians or proxy-holders having the ability to exercise discretion over the voting of the relevant shares. Special thresholds apply when the person that is obligated to give the notification is a resident of a tax haven (as specified in Spanish law) or of a country or territory where there is no taxation or where the authorities decline to exchange information for tax purposes (in accordance with Spanish law).

In addition, a Spanish issuer listed on a Spanish Stock Exchange must report any acquisition by the issuer (or a subsidiary) of the issuer’s own shares if the acquisition, together with any other acquisitions since the date of the issuer’s last report (without deducting sales by the issuer or by its subsidiaries), results in the issuer holding our own shares carrying in excess of 1% of the total voting power.

Members of the board of directors of a listed company must inform the CNMV of their voting interest in an issuer’s securities upon joining the board and, thereafter, must notify the CNMV of any transaction by them involving the shares or other securities of the issuer, or financial instruments which are linked to the issuer’s shares. Senior executives of a listed company must report any such transactions as well.

C.	Material Contracts

For a description of our principal loan agreements, see “—Bank Borrowings.”

For a description of contracts related to asset dispositions not in the ordinary course, see “—Recent Developments.”

D.	Exchange Controls

Under current regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, other than with respect to applicable taxes. In some circumstances, however, investors must inform the proper Spanish authorities of such capital movements.

Law 19/2003 (July 4, 2003) updated Spanish international exchange controls by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents. This law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures that are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a framework for the regulation of foreign investments in Spain which, on a general basis, no longer requires the prior consent or authorization of authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining and telecommunications, among others, discussed below). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), require notice before and after execution of the investment, except that no prior notice is required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 10%. In specified circumstances, the Council of Ministers may agree to suspend all or part of Royal Decree 664/1999 when proposed by the Ministry of Economy, or, in some cases, by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These requirements include a determination that the investment, due to its nature, form or condition, affects, or may potentially affect, activities relating to the exercise of public powers, national security or public health.

Law 19/2003 also revised the Spanish regulation against money laundering. The law creates an obligation to declare the origin and destination of capital movements, including payments made by cash or bearer check, to the Spanish monetary authorities in the following situations:

●	International transfers of capital to or from Spain in excess of €6,000; and
●	Transfers of capital within Spain in excess of €80,500.

E.	Taxation

The following is a discussion of certain material Spanish and U.S. federal income tax consequences to “U.S. holders” (as defined below) of the ownership and disposition of Prisa ADS-Bs and Prisa ADS-Bs representing Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively. This summary is based upon Spanish and United States tax laws (including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990, (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

For purposes for this discussion, a “United States holder” is a beneficial owner of Prisa ADSs, that is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

This discussion does not discuss all aspects of U.S. federal income taxation of ownership of Prisa ADSs that might be relevant to U.S. holders in light of their particular circumstances, or those U.S. holders that may be subject to special rules, such as dealers in securities or currencies, brokers, banks, financial institutions, insurance companies, mutual funds, tax-exempt organizations, U.S. holders subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, or U.S. holders who hold Prisa ADSs as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment. In addition, it does not address any aspect of foreign, state, local, estate, gift or other tax law that may be applicable to a U.S. holder.

The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released before delivery of shares to the depositary, or a pre-release, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American Depositary Receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American Depositary Receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to qualified dividend income received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for qualified dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

U.S. Federal Income Tax Considerations

Taxation of distributions on Prisa ADSs

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, to the extent paid out of Prisa’s current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions (including constructive distributions, if any, and any distributions in lieu of an adjustment to the conversion ratio of the Prisa Class B convertible non-voting shares) made with respect to Prisa ADSs will constitute dividends for U.S. federal income tax purposes. The gross amount of dividends that a U.S. holder receives will be includible in the income of a U.S. holder as foreign source ordinary dividend income. Because Prisa does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations.

The amount of dividend income paid in euros that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed euros, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. Gain or loss that a U.S. Holder realizes on a sale or other disposition of euros will be U.S.-source ordinary income or loss.

Subject to applicable limitations, including the discussion above regarding concerns expressed by the U.S. Treasury, certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation with respect to stock represented by American Depositary Receipts if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including that (i) the American Depositary Receipts are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) that provides for an exchange of information program. Although we currently believe that distributions on the Prisa ADSs that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that this will continue to be the case.

The Health Care and Education Reconciliation Act of 2010 added Section 1402 of the Code. Section 1402 generally imposes a tax of 3.8% on the net investment income of taxpayers with adjusted gross incomes in excess of $250,000 in the case of married persons filing joint returns, $100,000 in the case of married persons filing separate returns and $200,000 in any other case, effective for tax years commencing after December 31, 2012. The computation of “net investment income” includes dividends and net gain from the sale of stock. U.S. holders of ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced qualified dividend tax rate in light of their own particular situation and regarding the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

Subject to certain generally applicable limitations that may vary depending upon a U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for Spanish withholding taxes, if any, which may be limited to the rate provided by the Treaty if the U.S. holder is eligible to claim the lower Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under U.S. law. A U.S. holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Constructive distributions

The terms of the Prisa Class B convertible non-voting shares provide that the conversion ratio of the shares into Prisa Class A common shares will be increased, under certain circumstances and subject to certain limitations, to take into account a decrease of the trading price of the Prisa Class A ordinary shares below €2.00. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a U.S. holder of Prisa ADS-Bs could be treated, under certain circumstances, as having received a constructive distribution includable in such U.S. holder’s income in the manner described above under “— Taxation of Distributions on Prisa ADSs” if and to the extent that an increase in the conversion ratio of the Prisa Class B convertible non-voting shares has the effect of increasing the proportionate interest of such U.S. holder in Prisa’s earnings and profits or assets. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. The terms of the Prisa Class B convertible non-voting shares also provide that we may elect to pay in cash, up to an amount of €0.50, the amount of the difference between €2.00 and the trading price of the Prisa Class A ordinary shares in lieu of increasing the conversion ratio of the Prisa Class B convertible non-voting shares. Any such distributions should be treated as dividend distributions includable in a U.S. holder’s income in the manner described above under “— Taxation of Distributions on Prisa ADSs.” U.S. holders are urged to consult their own tax advisors to determine whether they are required to include any amounts in income as a result of an increase in the conversion ratio of the Prisa Class B convertible non-voting shares.

Sale and other disposition of Prisa ADSs

Subject to the discussion of the PFIC rules below, gain or loss realized by a U.S. holder on the sale or exchange of Prisa ADSs will be subject to U.S. federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. holder held the Prisa ADSs for more than one year) in an amount equal to the difference, if any, between the U.S. holder’s tax basis in the Prisa ADSs and the gross amount realized on the disposition. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Passive Foreign Investment Company rules

In general, a non-U.S. corporation, such as Prisa, will be classified as a PFIC during a given year if (1) 75% or more of its gross income consists of “passive income” or (2) 50% or more of the average value of its assets (determined on the basis of a quarterly average) produce (or are held for the production of) passive income. For purposes of PFIC classification, passive income generally includes interest, dividends, annuities, certain gains from the sale of stock and securities, and certain other investment income. Prisa believes that it is not currently a PFIC for U.S. federal income tax purposes and does not expect to become a PFIC for the foreseeable future. However, because Prisa’s PFIC status will depend upon the composition of Prisa’s income and assets and the market value of Prisa’s assets (including, among others, less than 25% owned equity investments) from time to time there can be no assurance that Prisa will not be classified as a PFIC for any taxable year.

If Prisa were classified as a PFIC for any taxable year, such classification would have adverse tax consequences to U.S. holders of Prisa ADSs, and U.S. federal income tax consequences different from those described above may apply. These consequences may include having dividends treated as ordinary income rather than “qualified dividends,” and having gains realized on a sale or disposition of Prisa ADSs treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. holders should consult their own tax advisors about the PFIC rules, including the availability of certain elections that may mitigate the adverse consequences resulting from PFIC status.

Backup withholding and information reporting

A U.S. holder may be subject to backup withholding (currently at a rate of 28%) on payments of dividends and sales proceeds with respect to Prisa ADSs made within the United States or through certain U.S. related financial intermediaries, unless the U.S. holder properly establishes an exemption or provides a taxpayer identification number and otherwise complies with the backup withholding rules. Such delivery or payment may also be subject to information reporting. Each U.S. holder should complete and sign the Internal Revenue Service, or IRS, Form W-9 that will be included as part of the letter of transmittal and return it to the exchange agent, in order to provide the information and certification necessary to avoid backup withholding. Any amounts withheld under the backup withholding rules generally will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Material Spanish Tax Considerations

The following is a discussion of certain material Spanish tax consequences of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares by a Qualifying Shareholder (as defined below). This discussion is based on current Spanish law and practice, which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Treaty. For purposes of this discussion, the Spanish tax consequences to holders of Prisa ADS-As and Prisa ADS-NVs will be the same as if such holders held the underlying Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively.

For purposes of this discussion a Qualifying Shareholder is a beneficial owner of Prisa shares that (i) is a resident of the United States for purposes of the Treaty and entitled to its benefits, (ii) does not carry on business activities through a permanent establishment (as defined in the Treaty) located in Spain with respect to which their holdings of Prisa shares are effectively connected, and (iii) owns, and, at any given time, owned during the preceding 12-month period, directly or indirectly, less than 25% of the voting stock of Prisa. Holders of Prisa shares who are not Qualifying Shareholders may be subject to different tax consequences than those described below and are urged to consult their tax advisors regarding their tax treatment under Spanish and non-Spanish tax laws.

This discussion does not discuss all aspects of Spanish taxation of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares and does not address all tax consequences that may be relevant to Qualifying Shareholders subject to special rules. This discussion does not address any aspect of foreign, state, local, estate, wealth, inheritance, gift or other tax law that may be applicable to Qualifying Shareholders. In addition, this discussion does not address the Spanish tax consequences applicable to “look-through” entities.

This discussion of certain material Spanish taxation considerations is for general information only and is not tax advice. Qualifying Shareholders are urged to consult their tax advisors with respect to the application of Spanish tax law to their particular situations as well as any tax consequences arising under the laws of any foreign or other taxing jurisdiction or under any applicable tax treaty, and are advised that Spanish tax authorities may, in certain circumstances, charge interest or impose penalties or surcharges for a failure to comply with the requirements of Spanish tax law. Such costs may, in certain cases, be based on the amount of taxes due.

Law 19/2003 of 4th July on Foreign Capital and Financial Transactions and on certain Measures to prevent money laundering (“Ley 19/2003, de 4 de Julio, sobre el Régimen Jurídico de los Movimientos de Capitals y de las Transacciones Económicas con el Exterior y sobre determinadas medidas del blanqueo de capitales”), or the Act, which came into force in Spain on July 6, 2003, established new rules with respect to transfers of cash in order to avoid the use of illegal funds.

In the event Prisa becomes aware of any action that is subject to provisions of the Act, Prisa will act in accordance with the Act.

Taxation of dividends on Prisa Shares

Dividends paid on Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to a Qualifying Shareholder will generally be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 19%.

Qualifying Shareholders may be eligible for a reduced rate of withholding tax of 15% on the gross amount of dividends, provided that such Qualifying Shareholders provide in a timely manner (before the tenth day following the end of the month in which the dividends are payable) to the depositary of the Prisa shares a certificate of U.S. residency issued by the IRS certifying that the Qualifying Shareholder is a resident of the United States for Treaty purposes. For Spanish tax purposes, such United States residency certification is valid for one year from the date it is issued.

Qualifying Shareholders who do not provide the required residency certification in a timely manner may alternatively obtain a refund of the difference between the domestic and Treaty withholding tax rates, as further discussed below.

Qualifying Shareholders who are individuals will be exempt from Spanish tax liability with respect to dividends and similar distributions of income up to an annual amount of €1,500 for all such Qualifying Shareholder’s Spanish-sourced dividend income. Qualifying Shareholders seeking to benefit from such exemption are required to claim a refund of any taxes withheld with respect to dividends and similar distributions of income, up to the amount of the exemption, in the manner described below. The current practice of the Spanish tax authorities is that such refund cannot be claimed prior to the end of the calendar year in which the dividends are paid. The exemption with respect to dividends up to €1,500 is subject to limitations, and Qualifying Shareholders are urged to consult their tax advisors with respect to their eligibility for the exemption and any claim for refunds.

In order to claim a refund (in both cases mentioned above), Qualifying Shareholders must file (i) the applicable Spanish tax return (currently, Form 210), (ii) a valid United States residency certification issued by the IRS certifying that such Qualifying Shareholder is a resident of the United States for purposes of the Treaty, and (iii) a certificate from Prisa establishing that Spanish tax was withheld with respect to dividends paid to such Qualifying Shareholder (i.e., the relevant dividend statement). A refund claim must be filed within four years of the date on which the withholding tax was collected by the Spanish tax authorities. Qualifying Shareholders should consult their own tax advisor regarding refund procedures.

Qualifying Shareholders will not be required to file a Spanish tax return in respect of dividends received on Prisa shares from which tax is withheld as described above.

Taxation of capital gains

Subject to the discussion of the Treaty, below, income recognized upon the sale or other disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be treated as capital gains and will generally be Spanish-sourced income subject to Spanish tax at a rate of 19%. Capital gains and losses are calculated separately for each transaction and losses cannot be offset against capital gains.

Under the Treaty, capital gains realized upon the sale or other disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares by a Qualifying Shareholder will be exempt from taxation in Spain. Qualifying Shareholders seeking to qualify for relief under the Treaty are required to provide a certificate of U.S. residency issued by the IRS, certifying that such Qualifying Shareholder is a resident of the United States for purposes of the Treaty, together with the appropriate Spanish tax return (currently, Form 210), no later than 30 days following the date on which such capital gain was realized.

Qualifying Shareholders are encouraged to apply for United States residency certification in advance of a sale or other disposition of Prisa shares and are advised that such residency certification may not be received prior to the deadline for filing the applicable Spanish tax return.

For Spanish tax purposes Qualifying Shareholders of Prisa ADSs will generally be treated as owning the underlying shares represented by those ADSs.

Increase of tax rate from 19% to 21%

Individual shareholders who cease to be U.S. tax residents and become Spanish residents for Spanish tax purposes will be subject to Spanish tax at an increased rate of 21% on any dividends (after taking into account the €1,500 exempted amount) and capital gains that exceed, in the aggregate, €6,000 in any taxable year. These shareholders are required to file the applicable Spanish tax return in accordance with the requirements of Spanish Income Tax laws in a timely manner.

Spanish VAT and Transfer Tax

The subscription for, and acquisition and transfer of, Prisa ADSs or Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares are each exempt from Spanish value added tax and Transfer Tax (Impuesto sobre Transmisiones Patrimoniales). Additionally, no stamp duty or registration tax is levied on a qualifying shareholder with respect to such subscription, acquisition and transfers

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Where You Can Find More Information

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We are subject to the informational requirements of the Spanish securities commission and the Spanish stock exchanges, and we file reports and other information relating to our business, financial condition and other matters with the Spanish securities commission and the Spanish stock exchanges. You may read such reports, statements and other information, including our annual and biannual financial statements, at the public reference facilities maintained in Madrid and Barcelona. Some of our Spanish securities commission filings are also available at the website maintained by the Spanish securities commission at http://www.cnmv.es.

We have appointed Citibank, N.A. to act as Depositary for the Prisa ADSs. Citibank will, as provided in the Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADSs. Any record holder of Prisa ADSs may read such reports and communications or summaries thereof at Citibank’s office located at 111 Wall Street, New York, New York 10043.

I.	Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in both interest rates and foreign exchange rates. The primary market risk to which we are exposed is interest rate risk from interest-bearing liabilities. We are also exposed, to a lesser extent, to the exchange rate risk associated with operations conducted using currencies other than the euro.

Interest Rate Risk

We are exposed to interest rate risk from our interest-bearing debt obligations, which are undertaken in variable interest rates. The interest rate on these instruments is mostly based on a rate of one-month Euribor plus the applicable margins. We manage certain specific exposures to both long and short term liabilities using interest rate derivatives to limit the impact of interest rate increases. These contracts mature between the second half of 2011 and 2013.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate derivatives the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Their corresponding fair value as of December 31, 2010 is also indicated. The information is presented in euros, which is our reporting currency. Information on the following contract terms is provided:

•	For options: contract amounts and rate caps and floors.

•	For swaps: notional amounts and characteristics of payments made and received.

•	For debt obligations: principle amounts and characteristics of the interest payments.

As of December 31, 2010		2011	2012	2013 and Thereafter	Total	Fair Value (€) 12/31/10
Interest rate options		(thousands of euros)
Collar in Euros (1)		—	50,000	—	50,000	(2,083)
Buy Cap – ref. Euribor	Weighted Average rate Cap	4.99%	4.99%
Sell Floor – ref. Euribor	Weighted Average rate Floor	3.25%	3.25%
Swap in EUROS (2)		—	—	134,000	134,000	(915)
Complex Instruments “Leónidas” Collar (3)		306,150	—	—	306,150	(4,517)
Buy Cap– ref. Euribor	Weighted Average rate Cap	4.41%
Sell Floor – ref. Euribor	Weighted Average rate Floor	3.30%
“Leónidass” Swap (4)		117,750	—	—	117,750	(2,315)
Total					607,900	(9,830)
_________________
(1)
Pursuant to the collar contract, Media Capital pays each month the current 1-month Euribor floating rate on the notional amount of the collar, subject to a maximum (the cap in the case that floating rate is higher than 4.99%) and minimum (the floor, in the case that the floating rate is lower than 3.25%). In exchange, Media Capital receives each month the current 1-month Euribor floating rate.

(2)	Pursuant to the Swap contract, we currently pay a fixed rate of 1.745% on the notional amount of the swap. In exchange, Prisa receives each month the current 1-month Euribor floating rate.
(3)
Pursuant to the Leónidas collar contract, we pay, in a given period, the current 3-month Euribor floating rate on the notional amount of the collar, subject to a maximum and minimum amount payable per period. In exchange, we receive, in a given period, a payment equal to the lesser of (i) the current 3-month Euribor floating rate on the notional amount and (ii) the 3-month Euribor floating rate for the prior period plus a spread of 0.35% on the notional amount.

(4)
Pursuant to the Leónidas swap contract, we currently pay a fixed rate of 3.95% on the notional amount of the swap. In exchange, we receive, in a given period, a payment equal to the lesser of (i) the current 3-month Euribor floating rate on the notional amount and (ii) the 3-month Euribor floating rate for the prior period plus a spread of 0.35% of the notional amount.

The following table presents a sensitivity analysis showing changes in the fair value of our derivatives, as of December 31, 2010, to changes in the euro interest rate curve that we consider reasonable:

Sensitivity (before tax)	12/31/10
(thousands of euros)
+0.5% (increase in interest rate curve)	1,832
- 0.5% (decrease in interest rate curve)	(3,198)

The sensitivity analysis reveals that the negative fair value of the interest rate derivatives decreases in response to an increase in the interest rate curve, partially reducing the projected higher cost of borrowings. For floating-rate financial debt, a 0.5% increase in interest rates would increase borrowing costs by €16.5 million.

	Liabilities Maturing During Fiscal Year
	2011	2012	2013	2014 and Thereafter	Total	As of December 31, 2010
			(thousands of euros except for percents)
Liabilities long term
Prisa Syndicated Loan and Credit Facility (EUR)	-	350,929	785,384	-
Syndicated Loan Arrangement Costs	-		(5,231)	-	1,131,082	1,103,536
Interest Rate - Euribor 1m + spread	-	Eur 1m + 2%	Eur 1m + 2%	-
Bridge Loan Agreement (EUR)	-	-	1,553,396	-
Bridge Loan Agreement Costs	-	-	(68,186)	-	1,485,210	1,435,408
Interest Rate - Euribor 1m + spread	-	Eur 1m + 2.5%	Eur 1m + 2.5%	-
Prisa Syubordinated Loan (EUR)	-	-	134,000	–	134,000	129,991
Interest Rate - Euribor 1m + spread		Eur 1m + 4%	Eur 1m + 4%	Eur 1m + 4%
Bilateral Loans (EUR)	-	30,819	145,436	-	176,255	171,361
Average Interest Rate - ref.Euribor	-	(1)	(1)
Loans (EUR)	-	889	38	240	1,167	1,144
Average Interest Rate - ref.Euribor	-	(1)	(1)	(1)
Loans (COP)	-	162	-	-	162	162
Interest Rate	-
Leasing and other debt.	-	2,052	895	367	3,314	3,243

Liabilities short term
Prisa Syndicated Loan and Credit Facility (EUR)	257,459	-	-	-	257,459	255,021
Interest Rate - Euribor 1m + spread	Eur 1m + 2%	-
Bridge Loan Arrangement Costs	(5,530)	-	-	-	(5,530)	-
Bilateral Loans (EUR)	121,814	-	-	-	121,814	121,566
Average Interest Rate - ref.Euribor	(1)	-
Bilateral Loans (CLP)	2,501	-	-	-	2,501	2,488
Average Interest Rate - ref.Euribor	(1)	-
Bilateral Loans (MXN)	3,027	-	-	-	3,027	3,025
Average Interest Rate - ref.Euribor	(1)	-
Loans (EUR)	11,054	-	-	-	11,054	10,690
Average Interest Rate - ref.Euribor	(1)	-
Loans (BRL)	9,138	-	-	-	9,138	9,138
Interest Rate		-
Loans (COP)	2,386	-	-	-	2,386	2,385
Interest Rate		-
Leasing and other debt.	9,260	-	-	-	9,260	9,238
Interest Rate
Total	411,109	384,851	2,545,732	607	3,342,299	3,258,396
_________________
(1)	“Eur 1m” refers to the one-month Euribor rate. The rates provided in this table are the reference rates at which Prisa pays interest under each of its respective lending arrangements.

Foreign Currency Risk

We are exposed to foreign exchange rate risk from assets and liabilities denominated in the currencies of the different countries in which we develops our activities, mainly the Chilean peso and Brazilian real. We manage our currency exposures with foreign exchange contracts that have maturities of up to 12 months as a maximum. The counterparties to these contracts are highly-rated financial institutions.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign currency exchange rates. For material foreign exchange derivatives the table presents notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These contracts mature in December 2011. Their corresponding fair value as of December 31, 2010 is also indicated.

		Notional Value of Contracts
		Maturing During Fiscal Year			Fair Value
As of December 31,2010		2011	Thereafter	Total	12/31/10
		(thousands of dollars)			(thousands of euros)
Forward
sell BRL / buy USD	Brazilian real / USD
	Contract amount (USD)	8,590	–	8,590	(253)
sell CLP / buy USD	Chilean peso / USD
	Contract amount (USD)	2,000	–	2,000	–
Total				10,590	(253)

The following table sets forth the sensitivity (changes in fair value as of December 31, 2010) of the fair value of our foreign currency hedges to changes in the euro/dollar exchange rate, in thousands of euros:

Sensitivity (before tax)	12/31/10
(thousands of euros)
+ 10% (increase in exchange rates)	1,006
- 10% (decrease in exchange rates)	(641)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Country Risk

We are exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cashflows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate, especially in Latin America.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Depositary of our ADR program is Citibank, N.A., and the address of its principal executive office is 388 Greenwich Street, 14th Floor, New York, New York 10013.

Each Class A ADS represents the right to receive four Class A ordinary shares of capital stock of €0.10 nominal value each, of Promotora de Informaciones, S.A. and each Class B ADS represents the right to receive four Class B convertible non-voting shares of €0.10 nominal value each. The Depositary issues ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

Under the terms of the respective deposit agreements governing the ADS-A and ADS-B, holders of ADS-A and ADS-B may have to pay the following services fees to the Depositary.

Service	Rate	By Whom Paid
Issuance of ADSs upon deposit of shares	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs. (1)
Delivery of deposited securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of deposited securities or person to whom deposited securities are delivered.
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.(2)
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.
______________
(1)
In the case of ADSs issued by the Depositary into The Depository Trust Company (“DTC”) or presented to the Depositary via DTC, the ADS issuance and cancellation fees will be payable to the Depositary by DTC Participant(s) receiving the ADSs from the Depositary or the DTC Participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC Participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time.

(2)
 For ADSs held through DTC, the Depositary fees for distributions other than cash and the Depositary service fee are charged by the Depositary to the DTC Participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC Participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

Holders, beneficial owners, persons depositing shares and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities are responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;
•
such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the relevant deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the Depositary in the conversion of foreign currency;
•
such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

The Depositary has agreed to reimburse or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as certain legal and other fees in connection with our SEC filings, investor relations expenses and expenses atributable to any secondary offering of ADSs). The amounts the Depositary reimbursed or paid are not necessarily related to the fees collected by the depositary from ADS holders.  The Depositary did not reimburse any of our expenses in 2010.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management´s assessment regarding internal control over financial reporting or an attestation report of the company´s registered public accounting firm due to a transition period established by rules of Securities and Exchange Commission for newly public companies.

Report of the Independent Registered Public Accounting Firm

Not applicable.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.       [Reserved]

Item 16A.    Audit Committee Financial Expert

Our board of directors does not have an “audit committee financial expert,” within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors considers that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding IFRS and financial statements; (ii) assessing the general application of IFRS principles in connection with our accounting for estimates, accruals and reserves; (iii) analyzing and evaluating our financial statements; (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, under applicable Spanish law and regulation the board of directors is not required to identify one or more members member of its audit committee as having developed these attributes through the experience specified in the SEC’s definition of “audit committee financial expert.” The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated “audit committee financial expert.”

Item 16B.    Code of Ethics

In June 2000, our board of directors adopted an internal code of conduct in matters relating to the stock market (our “code of conduct”), according to the Spanish “Stock Market Law” (“Ley del Mercado de Valores”), which applies to our directors, executive officers and those employees whose tasks might be related to the scope of application of the code of conduct. We revised our code of conduct in July 2003 and June 2006. Our code of conduct governs conduct relating to matters such as the treatment of material non-public information, securities trading, conflicts of interest, confidentiality, and trading by Prisa in its own shares. We do not have a formal code of ethics, as that term is defined in Form  20-F, at this  time, although our code of conduct covers many of the subjects covered by such definition. We believe that the  behavior  required  of our directors and officers,  as set out in the applicable  Spanish corporate  legislation,  adequately  address  any issues  that would otherwise  be covered in a code. We will monitor the potential adoption of a formal code of ethics as defined in Form 20-F.

Additionally, and in accordance with Section 301 of the Sarbanes Oxley Act, the Audit Committee has adopted a whistleblower policy to establish procedures for:  (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters; and (b) the submission by employees of Prisa, on a confidential and anonymous basis, of good faith concerns regarding questionable accounting or auditing matters.

 Item 16C.    Principal Accountant Fees and Services

The fees for services relating to our 2010 and 2009 consolidated financial statements provided by Deloitte, S.L. and by other entities related to the auditor are as follows:

	Year ended December 31
	2010	2009
	(thousands of euros)
Audit fees	3,750	1,877
Audit related fees	444	415
Tax fees	264	356
Other fees	1,691	514
Total fees	6,149	3,162

Audit fees are the aggregate fees for financial audit services relating to the financial statements of the various companies composing the Prisa Group; in 2010 this amount include €1,580 thousand for the 2007, 2008, and 2009 audits of the consolidated group in accordance with PCAOB audit procedures, that were performed in 2010. In addition, audit fees in 2010 also include €350 thousand for the 2010 audit of the Group in accordance with PCAOB.

Audit-related fees include services provided by Deloitte that are reasonably related to the performance of the audit as reports on covenants compliance, limited reviews and due diligence services.

Tax fees are fees billed for tax advice, tax compliance and transfer pricing services.

Other fees include different kinds of services as consultancy an organizational projects, process efficiency, IT advisory and training.

Audit Committee’s pre-approval policy

The pre-approval policy, as stated in our Board of Directors’ Regulations, sets forth the procedures by which the audit committee of the board of directors fulfils its responsibilities with respect to the engagement of our independent auditor to perform audit and non-audit services for us. The engagement of any service rendered by the independent auditor, or its affiliates, must always have the prior approval of the audit committee.

There are two different approaches to pre-approve services:

•	General pre-approval: services pre-approved by the audit committee without consideration of specific case-by-case services.

•	Specific pre-approval: services pre-approved by the audit committee on a specific case-by-case basis.

Unless a service has received general pre-approval in accordance with the policy, specific pre-approval by the committee is required. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval.

Since the listing of our ADSs on the NYSE, in accordance with this pre-approval policy, all services performed by Deloitte, or any other entities related to the principal accountants, were pre-approved by the audit committee, in order to assure that the provision of such services were compatible with the auditor’s independence, in accordance with de Spanish audit law and the Sarbanes-Oxley Act.

 Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2010 amounted to 3,150,000. These treasury shares are directly owned by Prisa.

	Year ended December 31, 2010
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)

January 1 to January 31
February 1 to February 28
March 1 to March 31
April 1 to April 30
May 1 to May 31
June 1 to June 30
July 1 to July 31	375,000	*
August 1 to August 31
September 1 to September 30
October 1 to October 31
November 1 to November 30
December 1 to December 31	3,150,000	**
Total	3,525,000

*180,000 shares were purchased at the price of €1.96; 120,000 shares were purchased at the price of €1.99; and 75,000 shares were purchased at the price of €2.10.
**750,000 shares were purchased at the price of €1.54; 1,000,000 shares were purchased at the price of €1.58; and 550,000 shares were purchased at the price of €1.59; 650,000 shares were purchased at the price of €1.58; and 200,000 shares were purchased at the price of €1.62.

Item 16F.     Change in Registrant’s Certifying Accountant

During the years ended December 31, 2009 and 2010 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2009 and 2010, Deloitte, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

Item 16G.    Corporate Governance

Significant Differences in Corporate Governance Practices

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE Listed Company Manual.

Independence of the Board

Under the NYSE corporate governance rules applicable to domestic issuers, a majority of the board of directors must be independent, determined as set forth in the NYSE Listed Company Manual. Spanish law does not contain any such requirements, although there is a non-binding recommendation for listed companies in Spain that the number of independent directors be at least one third of the total size of the board.

Our board of directors  assess the independence of our board members in accordance with criteria set forth in the Unified Code of Good Governance, a code assumed by the Spanish securities market regulator in 2006 on the basis of the “comply or explain” principle, but binding for the issuers as far as the directors definitions are concerned. In order to be classified as independent in accordance with this code, a director, among other things, (i) shall not be a former employee or executive director of Prisa or any of our subsidiaries, unless three or five years have elapsed, respectively, (ii) shall not receive any payment or other form of compensation from us or our group in addition to their directors’ fees, unless the amount involved is not significant, (iii) shall not be a partner, now or in the past three years, of our external auditor, (iv) shall not be an executive director or senior officer of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be a spouse, domestic partner in a similar relationship, nor close relative of any of our executive directors or senior officers, and (vii) shall not stand have any of the relationships described in (i), (v) or (vi) above in relation with a significant shareholder or a shareholder with board representation. This individual independence assessment is explained to the shareholders at the general shareholders’ meeting appointing such director, and is reviewed annually by our board of directors. We also make publicly available an annual report on corporate governance and publish corporate governance information on our website.

Under the NYSE corporate governance rules applicable to domestic issuers, non-management directors must meet on a regular basis outside of the presence of management. Under Spanish law, this practice is neither required nor expressly recommended and as such, the non-executive members of our board of directors do not meet as a group outside of the presence of the directors who also serve in a management capacity. Meetings of our audit committee and corporate governance, nomination and remuneration committee are regularly held outside of the presence of management.

Independence of the directors on the audit committee

Our board of directors has determined that the members of our audit committee meet the SEC audit committee independence requirements as set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The functions, composition and competencies of our audit committee are regulated by our Board of Directors’ Regulations, mainly in its sections 23 and 24, and are similar to those required by the NYSE. Under the NYSE corporate governance rules applicable to domestic issuers, all members of the audit committee must be independent, determined in accordance with the NYSE Listed Company Manual. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. Our board has determined that a majority of the members of our audit committee, including the chairman is independent in accordance with the Unified Code of Good Governance. These independence standards may not necessarily be always identical to, or as stringent as, the director independence standards established by the NYSE. Our board has not affirmatively determined that our audit committee members meet the independence criteria set forth in the NYSE Listed Company Manual.

Independence of the directors on the corporate governance, nomination and remuneration committee

The functions, composition and competencies of our corporate governance, nomination and remuneration committee are regulated by the Board of Directors’ Regulations, mainly in its sections 23 and 25, and are substantially similar to those required by the NYSE. Under the NYSE corporate governance rules applicable to domestic issuers, all members of listed companies compensation committee and nominating/corporate governance committee must be independent, determined in accordance with the NYSE Listed Company Manual. Our board has determined that a majority of the members of our corporate governance nomination and remuneration committee, including the chairman, is independent in accordance with the Unified Code of Good Governance. Our board has not affirmatively determined that such members meet the independence criteria set forth in the NYSE Listed Company Manual.

Code of Business Conduct

The NYSE corporate governance rules applicable to domestic issuers require companies to adopt a code of business conduct for directors, officers and employees, and promptly disclose any waivers of the code. We have adopted a internal code of conduct in matters relating to the stock market that applies to our directors and executive officers. See “—Code of Ethics.” In addition, our Board of Directors Regulations set out in detail our directors’ principal obligations relating to conflicts of interest concerning director qualification standards and responsibilities, business opportunities, safeguarding of corporate assets, confidentiality and non-competition. In accordance with Spanish law, we produce and make publicly available an annual report on corporate governance and publish corporate governance information on our website.

PART III

Item 17. FINANCIAL STATEMENTS

We have provided our financial statements under Item 18.

Item 18. FINANCIAL STATEMENTS

Please see the financial statements beginning on page F-1.

Item 19. EXHIBITS

Exhibit Number	Description
1.1	By-laws (Estatutos) of Promotora de Informaciones, S.A.
8.1	List of Subsidiaries (see Appendix I to the Consolidated Financial Statements).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
13.1	Section 906 Certification by the chief executive officer and the chief financial officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROMOTORA DE INFORMACIONES, S.A.
By:	/s/ Juan Luis Cebrián Echarri
Name: Juan Luis Cebrián Echarri
Title: Chief Executive Officer

Date:     June 30, 2011

Dédalo Grupo Gráfico, S.L. and Subsidiaries — Financial Statements

Table of  Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Promotora de Informaciones, S.A.
Madrid, Spain

We have audited the accompanying consolidated balance sheets of Promotora de Informaciones, S.A. and subsidiaries (the “Company”) as of December 31, 2010, 2009, and the related consolidated income statements, consolidated statements of recognized income and expense, consolidated statement of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Promotora de Informaciones, S.A. and subsidiaries as of December 31, 2010, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the IASB (IFRS-IASB)

/s/ Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain
June 30, 2011

Table of  Contents

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009
(Thousands of Euros)

ASSETS	Notes	12/31/10	12/31/09	EQUITY AND LIABILITIES	Notes	12/31/10	12/31/09

A) NON-CURRENT ASSETS		6,293,489	6,420,766	A) EQUITY	11	2,650,185	1,373,019

I.. PROPERTY, PLANT AND EQUIPMENT	5	295,560	345,754	I. SHARE CAPITAL		84,698	21,914

II. GOODWILL	6	3,903,514	4,319,603	II. OTHER RESERVES		1,120,539	833,697

III. INTANGIBLE ASSETS	7	360,512	365,670	III. ACCUMULATED PROFIT		798,876	403,478
				- From prior years		871,746	352,999
IV. NON-CURRENT FINANCIAL ASSETS	8	70,611	57,218	- For the year: Profit attributable to the Parent		(72,870)	50,479

V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	613,542	13,644	IV. TREASURY SHARES		(4,804)	(3,044)

VI. DEFERRED TAX ASSETS	21	1,046,030	1,313,820	V. EXCHANGE DIFFERENCES		20,213	(1,561)

VII. OTHER NON-CURRENT ASSETS		3,720	5,057	VI. NON- CONTROLLING INTERESTS		630,663	118,535

				B) NON-CURRENT LIABILITIES		3,526,496	2,351,466
B) CURRENT ASSETS		1,854,312	1,514,898
				I. NON-CURRENT BANK BORROWINGS	12	2,931,190	1,917,963
I. INVENTORIES	10	203,152	218,066
				II. NON-CURRENT FINANCIAL LIABILITIES	12-13	362,754	249,538
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services		999,237	991,723	III. DEFERRED TAX LIABILITIES	21	28,555	72,799
2. Receivable from associates		35,908	16,077
3. Receivable from public authorities	21	39,733	56,463	IV. LONG-TERM PROVISIONS	14	185,592	90,150
4. Other receivables		255,492	221,645
5. Allowances		(84,683)	(78,704)	V. OTHER NON-CURRENT LIABILITIES		18,405	21,016
		1,245,687	1,207,204
				C) CURRENT LIABILITIES		1,974,773	4,263,133
III. CURRENT FINANCIAL ASSETS		160,260	6,593
				I. TRADE PAYABLES		1,234,846	1,181,437
IV. CASH AND CASH EQUIVALENTS		244,988	82,810
				II. PAYABLE TO ASSOCIATES		16,361	10,955
V. OTHER CURRENT ASSETS		225	225
				III. OTHER NON-TRADE PAYABLES		99,583	107,693

				IV. CURRENT BANK BORROWINGS	12	411,109	2,796,362

				V. CURRENT FINANCIAL LIABILITIES	12	17,788	3,295

				VI. PAYABLE TO PUBLIC AUTHORITIES	21	154,879	124,288

				VII. PROVISIONS FOR RETURNS		9,804	9,417

				VIII. OTHER CURRENT LIABILITIES		30,403	29,686

C) ASSETS HELD FOR SALE		3,653	257,388	D) LIABILITIES HELD FOR SALE	15	0	205,434

TOTAL ASSETS		8,151,454	8,193,052	TOTAL EQUITY AND LIABILITIES		8,151,454	8,193,052

The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the Consolidated Balance Sheets at December 31, 2010 and 2009.

Table of  Contents

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	Notes	12/31/10	12/31/09 (*)	12/31/08 (*)

Revenues	16	2,687,773	2,923,734	3,346,137
Other income	16	134,958	51,386	348,601

OPERATING INCOME		2,822,731	2,975,120	3,694,738

Cost of materials used		(839,223)	(963,644)	(1,206,191)
Staff costs	17	(592,081)	(600,752)	(631,631)
Depreciation and amortisation charge	5-7	(170,363)	(196,212)	(195,359)
Outside services	17	(794,500)	(772,814)	(861,539)
Variation in operating allowances	17	(37,210)	(55,128)	(44,704)
Impairment of goodwill	6	(51,179)	(3,228)	(4,751)
Other expenses		(2,023)	(2,878)	(1,856)

OPERATING EXPENSES		(2,486,579)	(2,594,656)	(2,946,031)

PROFIT FROM OPERATIONS		336,152	380,464	748,707
Finance income		8,765	15,758	36,192
Finance costs		(178,769)	(252,107)	(313,426)
Impairment of trade loans to associates		-	-	(88,309)
Changes in value of financial instruments		8,677	22,185	(17,709)
Exchange differences (net)		2,116	(105)	(13,816)

FINANCIAL LOSS	18	(159,211)	(214,269)	(397,068)
Result of companies accounted for using the equity method	9	(99,553)	(20,158)	(7,592)
Loss from other investments	8	(4,302)	(4,256)	(1,350)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		73,086	141,781	342,697

Income tax	21	(73,024)	(67,068)	(105,590)

PROFIT FROM CONTINUING OPERATIONS		62	74,713	237,107

Loss after tax from discontinued operations	19	(35,011)	(9,888)	(110,707)

CONSOLIDATED PROFIT FOR THE YEAR		(34,949)	64,825	126,400

Profit attributable to non-controlling interests		(37,921)	(14,346)	(43,404)

PROFIT ATTRIBUTABLE TO THE PARENT		(72,870)	50,479	82,996

BASIC EARNINGS PER SHARE (in euros)	23	(0.28)	0.23	0.38

The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the Consolidated Income Statements for  2010, 2009 and 2008.

(*)           The consolidated income statements for the years ended December 31, 2009 ans 2008 have been restated, in accordance with IFRS 5, to present the result of operations of Cuatro as discontinued operations. See note 2.e to the consolidated financial statements.

Table of  Contents

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	12/31/10	12/31/09	12/31/08
CONSOLIDATED PROFIT FOR THE YEAR	(34,949)	64,825	126,400

Net income recognized directly in equity	40,639	33,150	(35,073)
Arising from translation differences	40,639	33,150	(35,073)

TOTAL RECOGNIZED INCOME AND EXPENSE	5,690	97,975	91,327
Attributable to the parent company	(45,817)	77,282	57,503
Attributable to non- controlling interests	51,507	20,693	33,824

The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the Consolidated Statements of Recognized Income and Expense for 2010, 2009 and 2008.

Table of  Contents

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2010, 2009 AND 2008
(Thousands of Euros)

	Shares Capital	Premium Share	Reserves	Reserves for First-Time Application Of IFRSs	Prior Years’ Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the year	Equity Attributable to The Parent	Minority Interests	Total Equity
Balance at December 31, 2007	22,036	128,891	665,147	(72,535)	248,999	(39,101)	(3,475)	191,973	1,141,935	211,612	1,353,547

Capital reductions	(122)	(16,226)							(16,348)		(16,348)

Treasury share transactions
- Delivery of treasury shares						146			146		146
- Purchase of treasury shares						(347)			(347)		(347)
- Reserves for treasury shares			(14,576)			14,576			-		-

Distribution of 2007 profit
- Directors' remuneration								(1,386)	(1,386)		(1,386)
- Dividends								(38,258)	(38,258)		(38,258)
- Reserves			72,214		80,115			(152,329)	-		-

Income and expense recognised
- Translation differences (Note 11h)					(10,546)		(14,947)		(25,493)	(9,580)	(35,073)
- Profit for 2008								82,996	82,996	43,404	126,400

Other			16,139	171	(2,589)				13,721	5,654	19,375

Changes in non- controlling interests
- Dividends paid during the year										(10,246)	(10,246)
- Due to changes in scope of consolidation										1,751	1,751
- Due to changes in percentage of ownership										(149,216)	(149,216)
- Due to capital increases										7,891	7,891

Balance at December 31, 2008	21,914	112,665	738,924	(72,364)	315,979	(24,726)	(18,422)	82,996	1,156,966	101,270	1,258,236

Treasury share transactions (Note 11f)
- Delivery of treasury shares						290			290		290
- Sale of treasury shares			3,888			36,204			40,092		40,092
- Purchase of treasury shares						(884)			(884)		(884)
- Reserves for treasury shares			13,928			(13,928)			-		-

Distribution of 2008 profit
- Directors' remuneration
- Dividends
- Reserves			37,161		45,835			(82,996)

Income and expense recognised in equity
									0		0
- Translation differences (Note 11h)					9,942		16,861		26,803	6,347	33,150
- Profit for 2009								50,479	50,479	14,346	64,825

Other			(531)	26	(18,757)				(19,262)	1,173	(18,089)
					0				0		0
Changes in non- controlling interests
- Dividends paid during the year										(5,786)	(5,786)
- Due to changes in scope of consolidation										(193)	(193)
- Due to changes in percentage of ownership										1,378	1,378

Balance at December 31, 2009	21,914	112,665	793,370	(72,338)	352,999	(3,044)	(1,561)	50,479	1,254,484	118,535	1,373,019

Capital increases (Note 11a y 11b)	62,784	296,363							359,147		359,147

Treasury share transactions (Note 11f)

- Delivery of treasury shares			-			510			510		510
- Sale of treasury shares			-			3,291			3,291		3,291
- Purchase of treasury shares			-			(5,723)			(5,723)		(5,723)
- Reserves for treasury shares			(162)			162			-		-

Distribution of 2009 profit
- Directors' remuneration									-		-
- Dividends									-		-
- Reserves			(7,683)		58,162			(50,479)	-		-

Income and expense recognised in equity
- Translation differences (Note 11h)					5,279		21,774		27,053	13,586	40,639
- Profit for 2010								(72,870)	(72,870)	37,921	(34,949)

Other			(1,353)	(323)	455,306				453,630	(25,506)	428,124

Changes in non- controlling interests
- Dividends paid during the year										(18,222)	(18,222)
- Due to changes in scope of consolidation										(713)	(713)
- Due to changes in percentage of ownership										503,538	503,538
- Due to capital increases										1,524	1,524

Balance at December 31, 2010	84,698	409,028	784,172	(72,661)	871,746	(4,804)	20,213	(72,870)	2,019,522	630,663	2,650,185
The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the Consolidated Statements of Changes in Equity for 2010, 2009 and 2008.

Table of  Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2010,
2009 AND 2008
(Thousands of Euros)

	12/31/10	12/31/09	12/31/08

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	73,086	130,299	292,181

Depreciation and amortisation charge	260,179	254,768	250,151

Changes in working capital	(181,017)	(84,109)	(2,344)
Inventories	21,051	17,265	20,276
Accounts receivable	(92,651)	(198,932)	(57,114)
Accounts payable	44,250	101,676	27,876
Other current assets	(153,667)	(4,118)	6,618

Income tax recovered (paid)	(31,537)	(30,569)	(31,764)

Other profit adjustments	151,124	198,107	82,449
Sale of assets	(30,665)	(2,453)	(286,019)
Financial results	159,211	214,269	388,679
Other adjustments	22,578	(13,709)	(20,211)

CASH FLOWS FROM OPERATING ACTIVITIES	271,835	468,496	590,673

Recurrent investments	(206,009)	(127,997)	(190,492)
Investments in intangible assets	(126,285)	(98,158)	(124,483)
Investments in property, plant and equipment	(79,724)	(29,839)	(64,973)
Investments in assets classified as held for sale	-	-	(1,036)

Investments in non-current financial assets	(16,158)	(1,118)	(13,236)
Proceeds from disposals	90,000	8,579	306,562
Investments in non-current financial assets	2,263	(3,011)	(33,910)

CASH FLOWS FROM INVESTING ACTIVITIES	(129,904)	(123,547)	68,924

Proceeds and payments relating to equity instruments	573,652	33,325	(1,046)
Proceeds relating to financial liability instruments	47,461	20,666	1,893,890
Payments relating to financial liability instruments	(1,651,978)	(186,510)	(270,438)
Dividends and returns on other equity instruments paid	(25,668)	(4,969)	(48,677)
Interest paid	(124,787)	(158,685)	(268,931)
Other cash flow from financing activities	1,186,266	(25,871)	(1,976,729)

CASH FLOWS FROM FINANCING ACTIVITIES	4,946	(322,044)	(671,931)

Effect of foreign exchange rate changes	15,301	10,473	(11,061)

CHANGE IN CASH FLOWS IN THE YEAR	162,178	33,378	(23,395)

Cash and cash equivalents at beginning of year	82,810	49,432	72,827

Cash and cash equivalents at end of year	244,988	82,810	49,432

The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the Consolidated Statements of Cash Flow for 2010, 2009 and 2008.

Table of  Contents
PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009 AND CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(1)	GROUP ACTIVITIES AND PERFORMANCE

a)	Group activities

Promotora de Informaciones, S.A. (“Prisa”) was incorporated on January 18, 1972, and has its registered office in Madrid, at Gran Vía, 32. Its business activities include, inter alia, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

In addition to the business activities carried on directly by the Company, Prisa heads a group of subsidiaries, joint ventures and associates which engage in a variety of business activities and which compose the Group (“the Prisa Group” or “the Group”). Therefore, in addition to its own separate financial statements, Prisa is obliged to present consolidated financial statements for the Group including its interests in joint ventures and investments in associates.

The Group’s consolidated financial statements for 2009 were approved by the shareholders at the Annual General Meeting held on June 30, 2010.

The consolidated financial statements for 2010 were authorized for issue and approved by the Company’s directors on February 17, 2011.

These consolidated financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 2d.

Shares of Prisa are admitted to trading on continuous market of the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia), and since November 29, 2010, on the New York Stock Exchange.

b)	Group performance

During 2010, the Group carried out a series of transactions, including disposing of a portion of its assets, aimed at restructuring its financial debt and bolstering its capital structure. This has allowed the Company to reach a Refinancing Master Agreement with its creditor banks, which includes certain modifications to the terms and conditions of the Company’s main financing agreements. Once the conditions described in the abovementioned Refinancing Master Agreement were met, the maturities of the Company’s bridge loan and a series of bilateral lines of credit were extended to May 19, 2013 (see Note 12).

Among the restructuring initiatives carried out by the Company to restructure its financial situation is the capital increase approved by the shareholders at Prisa’s extraordinary general meeting held on November 27, 2010, by virtue of which 224,855,520 Class A shares and 402,987,000 Class B nonvoting convertible shares, which were subscribed against non-monetary contributions consisting of the Company’s ordinary shares and warrants from Liberty Acquisition Holdings Virginia, Inc. (see Note 11), were issued. The Class A and B shares issued were admitted to trading on the New York Stock Exchange represented by American Depositary Shares. Cash proceeds for Prisa from the issue amounted to EURO 650 million.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Application of International Financial Reporting Standards (IFRSs)

The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which do not differ from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

●
IFRSs are applied in the preparation of the consolidated financial information for the Group. The separate financial statements of the companies composing the Group are prepared and presented in accordance with the accounting principles and standards of each country.

●	In accordance with IFRSs, these consolidated financial statements include the following consolidated statements of the Group:
- Consolidated balance sheet
- Consolidated income statement
- Consolidated statements of recognized income and expense
- Consolidated statement of changes in equity
- Consolidated statement of cash flows
●	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all transactions, events and items in 2010, 2009 and 2008.

In 2010, the following amendments to accounting standards came into force which, therefore, were taken into account when preparing the accompanying consolidated financial statements:

●	Revised IFRS 3 Business Combinations.
●	Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items.
●	Amendments to IFRS 2 Share-Based Payments.
●	IFRIC 12 Service Concession Arrangements.
●	IFRIC 15 Agreements for the Construction of Real Estate.
●	IFRIC 16 Hedges of a Net Investment in a Foreign Operation.
●	IFRIC 17 Distributions of Non-cash Assets to Owners.
●	IFRIC 18 Transfer of Assets from Customers.
●	Amendments to IAS 27 Consolidated and Separate Financial Statements - Increases or decreases in a parent’s ownership interest that do not result in a loss of control.

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for the 2010, except apart those resulting from the Amendments to IAS 27, as follows:

Amendments to IAS 27 Consolidated and separate financial statements – Increases or decreases in a parent’s ownership interest that do not result in a loss of control

Once control is achieved, all other increases or decreases in ownership interests between the parent company and non-controlling interests that do not result in a loss of control are treated as transactions among equity; i.e. no gain or loss arising from the decrease in the ownership interest is recognized in profit or loss, while the gain or loss on the sale is taken to reserves.
In addition, there is no change to existing goodwill (depending on the related impairment test) nor does the increase in the equity interest generate any additional goodwill.

The application of IAS 7, as amended by IAS 27, regarding the classification of cash flows arising from transactions with non-controlling interests of Group companies that do not result in a loss of control, the Group classifies proceeds from these transactions as “Cash flows from financing activities” rather than “Cash flows from investing activities.” This standard did not have any effect on the 2009 consolidated financial statements

Table of  Contents

At December 31, 2010, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
Amendment to IAS 32	Financial Instruments: Classification of Rights Issues	February 1, 2010
Revision of IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
IFRS 9	Financial Instruments: Classification and measurement	January 1, 2013
Annual improvements to IFRSs 2010	Non-urgent improvements to IFRSs	Other (mainly January 1, 2011)
Amendments to IFRS 7	Financial Instruments: Disclosures - Transfers of Financial Assets	January 1, 2011

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

As at the date of authorization of the accompanying financial statements, the directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

b)	Fair presentation and accounting principles

The consolidated financial statements were obtained from the separate financial statements of Prisa and its subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2010, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement bases applied in preparing the Group’s consolidated financial statements for 2010 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as issued by the International Accounting Standards Board.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Group’s directors.

In the consolidated financial statements for 2010 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets and goodwill to determine the possible existence of impairment losses (see Note 4e).
-	The useful life of property, plant, and equipment, and intangible assets (see Notes 4b and 4d).
-	The hypothesis used to calculate the fair value of financial instruments (see Note 4f).
-	The assessment of the likelihood and amount of undetermined or contingent liabilities.
-	Estimated sales returns received after the end of the reporting period.

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in the coming years. Changes in accounting estimates would be applied prospectively, with the effects recognized in the future related consolidated income statements.

In 2010, there were no significant changes in the accounting estimates made at the end of 2009, apart from those used to determine goodwill (see Note 6).

d)	Basis of consolidation

The consolidation methods applied were as follows:

Full consolidation-

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the corresponding adjustments and eliminations. Subsidiaries are companies in which the Parent controls a majority of the voting power or, if this is not the case, has the power to govern their financial and operating policies. The fully consolidated companies are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of the subsidiary’s acquisition over the Parent Company’s share of the net fair value of its assets and liabilities is recognized as goodwill. Any deficiency is credited to the consolidated income statement.

The share of third parties of the equity of Group companies is presented under “Equity – Non- controlling interests” in the consolidated balance sheet and their share of the profit for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statement.

The interest of non-controlling shareholders is stated at those shareholders’ proportion of the fair values of the assets and liabilities recognized.

All balances and transactions between the fully consolidated companies were eliminated on consolidation.

Table of  Contents

Proportionate consolidation-

Under this consolidation method, the Group combines the balances and eliminations are made in proportion to the Group’s ownership interest in the capital of these entities. The Group recognizes its interest in jointly controlled assets and liabilities in the consolidated balance sheet classified according to their nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognized in the consolidated income statement on the basis of the nature of the related items. Entities consolidated using the equity method are detailed in Appendix I. The effect of proportionate consolidation on the Group’s consolidated financial statements is not significant.

Equity method -

Associates are accounted for using the equity method. Associates are companies in which Prisa holds direct or indirect ownership interests of between 20% and 50%, or even if the percentage of ownership is less than 20%, it has significant influence over their management. The companies accounted for using the equity method are listed in Appendices I and II, together with their main financial aggregates.

Under the equity method, investments are recognized in the balance sheet at the Group’s share of net assets of the investee, adjusted, if appropriate, for the effect of transactions performed with the Group, plus any unrealized gains relating to the goodwill paid on the acquisition of the company.

Dividends received from these companies are recognized as a reduction in the value of the Group’s investment. The Group’s share of the profit or loss of these companies is included, net of the related tax effect, in the consolidated income statement under “Result of companies accounted for using the equity method.”

Other matters -

The items in the balance sheets and income statements of the foreign companies included in the scope of consolidation were translated to euros using the closing rate method, i.e. all assets, rights and obligations were translated at the exchange rates prevailing at the end of the reporting period. Income statement items were translated at the average exchange rates for the year. The difference between the value of the equity translated at historical exchange rates and the net equity position resulting from the translation of the other items as indicated above is recognized under “Equity - Exchange differences” in the accompanying consolidated balance sheet.

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2010, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela.

In keeping with standard practice, these consolidated financial statements do not include the tax effect of transferring to Prisa’s accounts the accumulated reserves and retained earnings of the other consolidated companies, since it is considered that these balances will be used as equity by said companies.

The data relating to Sociedad Española de Radiodifusión, S.L., Prisa Radio, S.L. (formerly Sociedad de Servicios Radiofónicos Unión Radio, S.L.), Grupo Santillana de Ediciones, S.L., Prisa Brand Solutions, S.L.U. (formerly Box New Publicidad, S.L.), Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A. de C.V., Grupo Media Capital SGPS, S.A., Antena 3 de Radio, S.A. and Prisa Televisión, S.A.U. (formerly Sogecable, S.A.U.) contained in these notes were obtained from their respective consolidated financial statements.

e)	Comparison of information

In 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, the Group has decided to present the results of Spanish free-to-air TV in “Loss after tax from discontinued operations”on the accompanying consolidated income statement.

According to IFRS 5, and for comparison effects, the consolidated income statements for the years ended December 31, 2009 and 2008 have been restated to present the results of operations of Cuatro as discontinued operations.

(3)	CHANGES IN GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2010 and 2009 were as follows:

Table of  Contents

2010-

Subsidiaries

In February 2010, Sociedad General de Televisión Cuatro, S.A. was incorporated, wholly owned by Prisa Televisión S.A.U. In June 2010, there was a partially spin-off of Prisa Televisión, S.A.U. in favor of Sociedad General de Televisión Cuatro, S.A. without dissolution of the former and with the transfer of a portion of the equity of Prisa Televisión, S.A.U. that consisted the independent economic unit in charge of operating the Group’s free-to-air TV business in Spain. The spun-off equity includes Prisa Televisión, S.A.U.’s ownership interests in Sogecable Media, S.L., Sogecable Editorial, S.L., and Compañía Independiente de Noticias de Televisión, S.L.

Also in February 2010, Agenciamento e Produçao de Espectáculos, Lda. (Eventos Spot), belonging to Grupo Media Capital, SGPS, S.A., was sold.

In March 2010, DTS, Distribuidora de Televisión Digital, S.A. absorbed CanalSatélite Digital, S.L.

In April 2010, Ediciones El País (Chile) Limitada was incorporated. It is 99%-owned by Ediciones El País, S.L. and 1% by Grupo Empresarial de Medios Impresos, S.L.

During the same month, Prisa Televisión, S.A.U. acquired 50% of Compañía Independiente de Noticias de TV, S.L., raising its stake to 100%. This company is now accounted for using the full consolidation method rather than the equity method.

In July 2010, Radio Lleida, S.L. was incorporated. It is 44.33%-owned by Sociedad Española de Radiodifusión, S.L. and 22.17% by Radio España de Barcelona, S.A.

Also in July, Prisa Brand Solutions, S.L.U. absorbed Gerencia de Medios, S.A.

In addition, Localia TV Valencia, S.A. was also sold in July.

In August 2010, Sistemas Educativos de Enseñanza, S.A. de C.V. was incorporated. It is 98%-owned by Lanza, S.A. de C.V. and 2% by Editorial Nuevo México, S.A. de C.V.

In September 2010, Aguilar, A.T.A., S.A. de Ediciones (Argentina) absorbed Punto de Lectura Argentina, S.A.

In October 2010, Media Global, SGPS, S.A. (MEGLO) absorbed Promoçao de Projectos de Média, S.A. (UNIDIVISA).

In November 2010, Prisa División Inmobiliaria, S.A. absorbed Oficina del Autor, S.L.

In December 2010, Promotora de Actividades América 2010 Colombia, Ltda. was dissolved.

On December 28, 2010, Prisa Televisión, S.A.U. sold 100% of Sociedad General de Televisión Cuatro, S.A. and subsidiaries to Gestevisión Telecinco, S.A. This sale was carried out through the subscription by Prisa Televisión, S.A.U. of a 17.336% stake in Gestevisión Telecinco, S.A. in the non-cash capital increase approved by the shareholders of Gestevisión Telecinco, S.A. in their general meeting held on December 24, 2010. The market value of this investment on subscription was EUR 590 million. As a result of this transaction, the Prisa Group consolidates the Gestevisión Telecinco, S.A. Group and subsidiaries using the equity method.

On December 29, 2010, DTS, Distribuidora de Televisión Digital, S.A. sold 100% of Sociedad General de Cine, S.A. and Sogepaq, S.A.

Table of  Contents

The main impacts of sales of subsidiaries on the balance sheet at December 31, 2010 are as follows:

	Thousands of euros
	Sociedad General de Cine, S.A. and Sogepaq, S.A.	Sociedad General de Televisión Cuatro, S.A.
Non-current assets	14,716	25,683
Goodwill (Note 6)	-	377,167
Current financial assets and cash and cash equivalents	48	37,823
Other current assets	3,137	200,214
Current and non-current liabilities	(3,635)	(200,582)
Carrying amount	14,266	440,305
Directly attributable transaction costs	-	41,432
Cash consideration	10,000	-
Other consideration	15,000	589,883
Total consideration	25,000	589,883
Profit before tax	10,734	108,146
Income tax expense	(2,150)	(143,901)
Profit after tax	8,584	(35,755)

Associates

In March 2010, Dima Distribución Integral, S.L. acquired 100% stakes in the following companies: Distribución de Prensa por Rutas, S.L., Comercial de Prensa Siglo XXI, S.A., and Logintegral Distribución Madrid, S.L.U.

Also that month, Grupo Cronos Distribución Integral, S.L. sold 100% de Gelesa Gestión Logística, S.L. to equity-consolidated company Dima Distribución Integral, S.L. As a result, Gelesa Gestión Logística, S.L. is now accounted for using the equity method, rather than the full consolidation method.

In addition, Distribuidora Digital de Libros, S.A. was incorporated in March 2010. It is 26.66% owned by Santillana Ediciones Generales, S.L.

In June 2010, Diserpe, S.R.L.U. merged with Val Disme, S.L.

Subsequent to successive purchases and contributions of audiovisual rights, Prisa’s interest in V-me Media Inc., the fourth largest Spanish-language TV operator in the US, through Prisa Televisión, S.A.U., reached 30.86% and it began consolidating this investment using the equity method. At December 31, 2010, it had a 32.95% stake in this company. Prisa has agreed to make an additional investment in 2011 of USD 19 million in cash and USD 2 million in contributions of audiovisual rights. With these investments, Prisa TV will hold approximately 51% of V-me’s voting rights and obtain control of the company. If certain income targets are not met, Prisa TV will receive 10% of the company’s share capital with no additional consideration.

In July 2010, Empresa Europeia de Produçao de Documentários, Lda. (Nanook), belonging to Grupo Media Capital, SGPS, S.A., was sold.

As mentioned previously, on December 28, 2010, Prisa began consolidating its 17.336% interest in Gestevisión Telecinco, S.A. and subsidiaries using the equity method.

When comparing the information for 2010 and 2009, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in the consolidation scope” column, should be taken into account.

Significant agreements entered into by the Group

On April 29, 2010, Prisa sold 25% of Grupo Santillana de Ediciones, S.L. to DLJSAP Publishing Cööperatief, U.A. (DLJSAP) for EUR 279 million. The shares acquired by DLJSAP are preference shares which grant the right to receive a preferential minimum yearly dividend of USD 25.8 million. The net EUR 137 million gain on this sale was recognized under “Accumulated profit – From prior years” on the accompanying consolidated balance sheet, in accordance with the accounting treatment established in IAS 27 for disposals of non-controlling interests that do not result in a change of control (see Note 11).

On December 28, 2010, through Prisa Televisión, S.A.U., Prisa sold 22% stakes in DTS, Distribuidora de Televisión Digital, S.A. to Telefónica de Contenidos, S.A.U. and Gestevisión Telecinco, S.A. for a combined EUR 976 million. This sale generated capital gains amounting to EUR 453 million recognized under “Accumulated profit – From prior years” on the accompanying consolidated balance sheet. The proceeds from the sales were used mainly to cancel Prisa Televisión, S.A.U.’s syndicated and subordinate loans of EUR 638 and 228 million, respectively (see Note 12).

On November 4, 2010, Prisa Televisión, S.A.U. and Gestevisión Telecinco, S.A. signed a contract by virtue of which the former granted the latter an option to obtain certain rights in relation to DTS’ management. The price at which the option was granted is EUR 5,000 thousand. The option is exercisable during the three months following the first anniversary after the acquisition of the 22% stake in DTS. The exercise of the rights granted by the option and the payment of the strike price of EUR 5,000 thousand are subject to a condition precedent that the required authorization be obtained from the anti-trust authorities. Should the option be exercised without having been able to obtain unconditional authorization or authorization subject to inconsequential conditions, or if no agreement has been reached by the parties regarding the conditions, the shares of Gestevisión Telecinco, S.A., owned by Prisa Televisión, S.A.U. would be cancelled, with Gestevisión Telecinco, S.A. contributing its entire interest in DTS to Prisa Televisión, S.A.U., as well as paying an additional amount depending on the value of the holdings.

Table of  Contents

2009-

Subsidiaries-

In February 2009 three subsidiaries of Diario El País, S.L. were incorporated: Ediciones El País, S.L., which manages news content; Agrupación de Servicios de Internet y Prensa, A.I.E., which provides administrative and technology services to the press business unit; and Pressprint, S.L.U., which is responsible for printing. So that these three companies could operate, in March 2009 Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L. and Prisacom, S.L. made non-monetary contributions of their various lines of business.

In July 2009 Santillana en Red, S.L. was dissolved.

Also in July 2009 Feiras Exposiçoes e Congressos, S.A. (EXPOLÍDER) merged with Ediçoes Expançao Económica, Lda. (EXPÁNSAO), and Eventos Comércio e Projectos Especiais Audiovisuais, S.A. (EXPÁNSAO ECONÓMICA) merged with Media Capital Ediçoes, Lda. (MCE). In addition, Ediçoes Expançao Económica, Lda. (EXPÁNSAO) and Media Capital Ediçoes, Lda. (MCE) merged with Promotora General de Revistas, S.A.

In July 2009 Media Capital Internet, S.A. (MC INTERNET) and Media Capital Telecomunicaçoes, S.A. (MCT) merged with Editora Multimédia, S.A. (MULTIMÉDIA), and Empresa de Teatro Estúdio de Lisboa, S.A. (FEALMAR) and Equipamento de Imagen e Som, S.A. (MULTICENA) merged with Plural Entertainment Portugal, S.A.

In September 2009 Gran Vía Musical, S.A.S., wholly owned by Gran Vía Musical de Ediciones, S.L., and RLM Colombia, S.A.S., wholly owned by RLM, S.A., were incorporated.

In October 2009 the shares of Inversiones Grupo Multimedia Comunicaciones, S.A. were exchanged for a 12% stake in the Spanish-language television network V-me Media Inc.

In December 2009 Grupo Latino de Radio, S.L., Inversiones Godó, S.A., Ediciones Bidasoa, S.A., Radiodifusión Tenerife, S.A., Ondas, S.A., Radio Irún, S.L., Radio Gibralfaro, S.A. and Radio Burgos, S.L. merged with Sociedad Española de Radiodifusión, S.L.

Jointly controlled entities-

In September 2009 Eje de Editores Media, S.L. was dissolved.

Associates-

In January 2009 Prisa sold its 25% ownership interest in Inversiones en Radiodifusión, S.A., which owns the Bolivian television broadcasting network ATB.

In June 2009 Ediçoes de Publicaçoes, S.A. (Transjornal), a Media Capital, SGPS, S.A. Group company, was sold.

In July 2009 Dima Distribución Integral, S.L., 33.66% owned by Redprensa, S.L.U., was incorporated. This company will engage in the distribution of publications in Madrid.

As a result of the discontinuation of the Group’s activities in relation to Localia TV, in 2009 several companies in the local television line of business were sold.

When comparing the information for 2009 and 2008, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in Scope of Consolidation” column, should be taken into account.

Table of  Contents

(4)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2010 and comparative information were as follows:

a)	Presentation of the consolidated financial statements

In accordance with IAS 1, the Group opted to present the assets in its consolidated balance sheet on the basis of a current/non-current assets distinction. Also, income and expenses are presented in the consolidated income statement according to the nature of the related item. The statement of cash flows was prepared using the indirect method.

b)	Property, plant, and equipment

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment losses.

Property, plant and equipment acquired prior to December 31, 1983, are carried at cost, revalued pursuant to applicable legislation. Subsequent additions are stated at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Ediciones El País, S.L., Agrupación de Servicios de Internet y Prensa, A.I.E., Pressprint, S.L.U., Sociedad Española de Radiodifusión, S.L., Ítaca, S.L. and Algarra, S.A.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of estimated useful life

Buildings and structures	30 - 50
Plant and machinery	5 – 10
Digital set-top boxes	7
Digital access cards	3
Other items of property, plant and equipment	4 – 20

Assets held under finance leases are presented in the consolidated balance sheet based on the nature of the leased assets, and are depreciated over the expected useful life using the same method as that used to depreciate owned assets.

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the consolidated income statement.

c)	Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first time consolidation, provided that the acquisition is not after control is obtained, is allocated as follows:

-
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.

-
If it is attributable to non-contingent liabilities, by recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.

-	If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.
-	The remaining amount is recognized as goodwill.

Table of  Contents

Changes in an ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Once control is obtained, additional investments in subsidiaries and decreases in ownership interest without the loss of control do not affect the amount of goodwill. When a parent loses control of a subsidiary, it derecognizes the carrying amount of assets (including any goodwill) and liabilities and the share of non-controlling interests, recognizing the fair value of the consideration received and any residual ownership in the subsidiary. The remaining difference is taken to profit or loss in the income statement for the year.

The assets and liabilities acquired are measured provisionally at the acquisition date, and the provisional amounts are reviewed within a period of year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

Goodwill is considered to be an asset of the company acquired and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary’s functional currency and is translated to euros using the exchange rate prevailing at the reporting date.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at December 31, 2003, in accordance with Spanish GAAP. In both cases, since January 1, 2004, goodwill has not been amortized and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognized (see Note 4e).

d)	Intangible assets

The main items included under “Intangible assets” and the measurement bases used were as follows:

Computer software-

“Computer software” includes the amounts paid to develop specific computer programs and the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized using the straight-line method over a period ranging from three to six years, depending on the type of program or development, from the date on which it is brought into service.

Prototypes-

This account includes basically prototypes for the publication of books, which are measured at the costs incurred in materials and work performed by third parties to obtain the physical medium required for industrial mass reproduction. The prototypes are amortized using the straight-line method over three years from the date on which they are launched on the market, in the case of textbooks, atlases, dictionaries and major works, and over two years in the case of other publications. The cost of the prototypes of books that are not expected to be published is charged to the income statement for the year in which the decision not to publish is taken.

New subscribers - Installation and connection-

This item includes the direct costs incurred in the installation of equipment and the connection of new subscribers to digital satellite pay TV, net of accumulated amortization. These costs are amortized over a useful life of seven years, which is the estimated average subscription period. The Group writes off the carrying amount of the installation and connection costs relating to subscriptions canceled during the year. These costs are individually identifiable for each subscriber, by DTS, and future economic benefits will flow from them for the digital satellite pay TV business.

This item also includes certain costs incurred in installing community digital satellite TV receivers (required to complete the satellite TV signal reception system), net of the related accumulated amortization. These costs are also amortized over an estimated useful life of seven years.

These costs are amortized using the method described above by crediting directly the related asset account in the balance sheet.

Advances on copyrights-

This account includes the advances paid to authors for the acquisition of book publishing rights. These advances are taken to expenses in the income statement from the date on which the book is launched on the market, at the rate established in each contract, which is applied to the book cover price. These items are presented in the balance sheet at cost, less the portion charged to income. This cost is reviewed each year and, where necessary, an allowance is recognized based on the projected sales of the related publication.

Table of  Contents

Audiovisual rights-

“Audiovisual rights” in the accompanying consolidated balance sheet includes:

-
Advances on audiovisual productions: the balance of this item relates to the amounts advanced to producers to make films, series and other audiovisual productions. The Group starts to amortize these amounts from the date of commercial release of the related production, based on the projected revenue to be obtained therefrom.

-
Audiovisual productions: the balance of this item relates to the costs incurred in making and acquiring audiovisual productions and in the acquisition, where applicable, of certain rights to screen these productions. These assets are amortized on the basis of the projected income.

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at cinemas, or from the date on which the definitive copy is obtained, in the case of television productions.

Since January 1, 2000, the residual value of film productions released since November 1997 has been calculated as the lower of the present value of the future income in the second commercial cycle (ten years) and 15% of the cost of the film. This residual value is amortized over the period of the second commercial cycle of the production (ten years).

-
Screening rights and negatives: negatives relate to the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized using the diminishing balance method over the term of the rights (ten years in the case of negatives).

-
Other rights: relate to the cost of various long-term audiovisual rights and rights of publicity (including both the cost of rights currently being exploited and the cost of the options to exploit these rights in the future). These rights are amortized on the basis of the income obtained therefrom over the term of the related contracts. At the date of preparation of these consolidated financial statements no decision had been taken not to exercise these options, which were recognized at their expected recoverable amount.

Also, “Other rights” includes the advances paid to suppliers of audiovisual and sports rights, which will be recovered at long term.

Other intangible assets-

“Other intangible assets” includes basically the amounts paid to acquire administrative concessions for the operation of radio frequencies, which are subject to temporary administrative concessions. These concessions are generally granted for renewable ten-year periods and are amortized using the straight-line method over the term of the arrangement, except in cases where the renewal costs are not significant, in which case they are deemed to be assets with an indefinite useful life.

e)	Impairment losses

At each reporting date, or whenever it is considered necessary, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate cash flows that are largely independent of those from other assets or groups of assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been assigned and intangible assets with an indefinite useful life are systematically tested for impairment at the end of each reporting period or when the circumstances so warrant.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows to derive from the asset based on most recent budgets approved by management. These budgets include the best estimates available of the income and costs of the cash-generating units based on industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value at a rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2010 the rates used ranged from 7.7% to 9.3%, depending on the business analyzed.

If the recoverable amount is lower than the asset’s carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement. An impairment loss recognized for goodwill must not be reversed.

Table of  Contents

f)	Financial instruments

Non-current financial assets-

“Non-current financial assets” includes the following categories:

-
Loans and receivables: these assets are recognized at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of receivables. The Group records the related allowance for the difference between the recoverable amount of the receivables and their carrying amount.

-	Held-to-maturity investments: investments that the Group has the positive intention and ability to hold to the date of maturity. They are carried at amortized cost.

-	Financial assets at fair value through profit or loss: this category includes the financial assets held for trading and financial assets which are managed and measured at fair value.

-
Available-for-sale financial assets: this category includes the remaining assets not included in the three categories above. These are almost entirely equity investments. These assets are carried on the consolidated balance sheet at fair value when this can be measured reliably. If the market value of investments in unlisted companies cannot be determined reliably, which is generally the case, these investments are measured at acquisition cost or at a lower amount if there is any indication of impairment.

Cash and cash equivalents-

“Cash and cash equivalents” in the consolidated balance sheet includes cash on hand and at banks, demand deposits and other short-term highly liquid investments that are readily convertible into cash and are not subject to a risk of changes in value.

Financial liabilities-

1.	Financial liabilities

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognized in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made in the accrual period.

Accounts payable are recognized initially at market value and are subsequently measured at amortized cost using the effective interest method.

2.	Compound financial instruments

Compound financial instruments are non-derivative instruments that have both a liability and an equity component.

The Group recognizes, measures and presents separately the liability and equity components created by a single financial instrument.

The Group distributes the value of its instruments in accordance with the following criteria which, barring error, will not be subsequently reviewed.

a.	The liability component is recognized by measuring the fair value of a similar liability that does not have an associated equity component.

b.	The equity component is measured at the difference between the initial amount and the amount assigned to the liability component.

c.	The transaction costs are distributed in the same proportion.

Table of  Contents

Derivative financial instruments and hedge accounting-

The Group is exposed to fluctuations in the exchange rates of the various countries in which it operates. In order to mitigate this risk, foreign currency hedges are used, on the basis of its projections and budgets, when the market outlook so requires.

Similarly, the Group is exposed to foreign currency risk as a result of potential fluctuations in the various currencies in which its bank borrowings and debts to third parties are denominated. Accordingly, it uses hedging instruments for transactions of this nature when they are material and the market outlook so requires.

The Group is also exposed to interest rate risk since all of its bank borrowings bear interest at floating rates. In this regard, the Group arranges interest rate hedges, basically through contracts providing for interest rate caps.

Changes in the value of these financial instruments are recognized as finance costs or finance income for the year pursuant to IFRSs, since by their nature they do not qualify for hedge accounting under IFRSs.

For instruments settled at a variable amount of shares or in cash, the Company recognizes a derivative financial liability when measuring these financial instruments using the Black-Scholes model.

g)	Investments accounted for using the equity method

As discussed in Note 2d, investments in companies over which the Group has significant influence are accounted for using the equity method. The goodwill arising on the acquisition of these companies is also included under this heading.

Investments in companies accounted for using the equity method whose carrying amount is negative at the end of the reporting period are recognized under Non-current liabilities - Long-term provisions” (see Notes 9 and 14) at their negative excluding the financial effect given the nature of the investments.

h)	Inventories

Inventories of raw materials and supplies and inventories of commercial products or finished goods purchased from third parties are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

The main inventory item is “Audiovisual rights,” which are stated at acquisition cost and taken to income as follows:

1.	Broadcasting rights for the “Canal+” premium pay TV family of channels:

-
Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.

-	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

-	Acquired series broadcasting rights: the cost of these rights is taken to income on a straight-line basis over the various showings.

-	Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2.     Broadcasting rights for free-to-air television channels:

-
Film, series and cartoon broadcasting rights acquired from third parties (outside productions): these rights are taken to income at the date of the showing. If rights are acquired to broadcast more than one showing, 75% of the cost is charged to income at the date of the first showing and 25% at the date of the second showing.

-	Broadcasting rights for in-house or commissioned production programs and series: the cost of these rights is charged to income in full at the date of the first showing.

-	Other rights: these are recognized as a period expense at the date of the related showing.

Table of  Contents

Obsolete, defective or slow-moving inventories are reduced to their realizable value.

The Group assesses the net realizable value of the inventories at the period and recognizes the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

i)	Assets classified as held for sale and associated liabilities

Assets classified as held for sale are considered to be groups of assets, and liabilities directly associated with them, to be disposed of together as a group in a single transaction that is expected to be realized within twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell (see Note 15).

Liabilities associated with assets classified as held for sale are measured at their expected redemption or repayment value.

j)	Long-term provisions

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

Provisions for taxes-

The provisions for taxes relate to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfillment of certain conditions.

Provisions for third-party liability-

At the end of 2010, certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations. The Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a significant effect on the financial statements for the years in which they are settled.

“Provisions for third-party liability” also includes the estimated amount required to cover potential claims arising from obligations assumed by the consolidated companies in the course of their commercial operations and the estimated termination benefits payable to employees whose contracts will foreseeably be terminated.

k)	Recognition of income and expenses

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes. Revenue associated with the rendering of services is also recognized by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Sales of goods are recognized when substantially all the risks and rewards have been transferred.

The accounting policies applied to recognize the revenue of the Group’s main businesses are as follows:

-
Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay per view revenue is recognized when the program acquired by the subscriber is screened.

-	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

-
Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns and the amount of the provisions estimated at the balance sheet date are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

-
Revenue from the sale of newspapers and magazines is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

-
The revenue and the costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the ratio of contract costs incurred to date for work already performed to the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the revised estimates are used in the determination of the amount of revenue and expenses recognized in income for the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

-
The revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

-
Other income: this item includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

Table of  Contents

l)	Offsetting

Assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, they arise from transactions in which the Group has a contractual or legally enforceable right to set off the recognized amounts and its intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

m)	Tax matters

The current income tax expense or receipt represents the sum of the current tax expense and the deferred tax assets and liabilities. The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from the carryforward of unused tax loss and unused tax credits.

Deferred tax liabilities are recognized for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit (loss) nor taxable profit or loss.

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deductible temporary difference can be utilized, and the deferred tax assets do not arise from the initial recognition of an asset or liability that is not a business and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit or loss. The other deferred tax assets (carryforward of tax losses and unused tax credits) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

In Spain, Promotora de Informaciones, S.A. files consolidated tax returns as permitted by the Spanish Corporation Tax Law. It is the Parent of tax group number 2/91, which includes all subsidiaries that meet the requirements established in the legislation governing the taxation of the consolidated profit of corporate groups.

n)	Loss after tax from discontinued operations

A discontinued operation is a line of business that the Group has decided to abandon and/or sell and whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

The income and expenses of the discontinued operations are presented separately in the consolidated income statement under “Loss after tax from discontinued operations.”

o)	Foreign currency transactions

Foreign currency transactions are translated to euros (the Group’s functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at December 31 each year in currencies other than the functional currency in which the consolidated companies’ financial statements are denominated are translated to euros at the closing exchange rates. Any resulting translation differences are recognized as finance income or finance costs in the consolidated income statement.

Table of  Contents

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2010, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela. Prisa has not been affected materially by the hyperinflation effect.

p)	Current/non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

q)	Share-based payments

The Group makes equity-settled share-based payments to certain employees, which are recognized in accordance with IFRS 2. Equity-settled share-based payments are measured at fair value at the grant date using the Black-Scholes pricing model and are charged to income on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually be delivered, with a credit to “Equity - Other reserves.”

r)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

-	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly -liquid investments that are subject to an insignificant risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

-
Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and in cash equivalents. For transactions between the parent and non-controlling interests, these only include those representing a change of control, in accordance with IAS 27.

-
Financing activities: activities that result in changes in the size and composition of equity and borrowings, as well as transactions between the parent and non-controlling interests which do not represent a change of control in accordance with IAS 27.

s)	Environmental impact

In view of the printing activities carried on by certain consolidated Group companies, mainly Pressprint, S.L.U., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not significant, are expensed currently.

The evaluation carried out indicates that the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results.

Table of  Contents

(5)	PROPERTY, PLANT, AND EQUIPMENT

2010

The changes in 2010 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

Thousands of euros

	Balance at 12/31/09	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/10

Cost:
Land and buildings	152,551	809	5,378	-	457	(62,740)	(6,027)	90,428
Plant and machinery	467,271	481	6,490	(579)	17,078	(19,338)	19,837	491,240
Digital set-top boxes and cards	359,775	-	-	-	46,382	(38,295)	-	367,862
Other items of property, plant and equipment	179,045	268	2,140	(538)	7,225	(81,983)	2,074	108,231
Advances and property, plant and equipment in the course of construction	19,699	(1)	63	-	8,581	(103)	(23,172)	5,067
Total cost	1,178,341	1,557	14,071	(1,117)	79,723	(202,459)	(7,288)	1,062,828

Accumulated depreciation:
Buildings	(31,486)	(259)	(1,502)	-	(2,795)	5,552	2,747	(27,743)
Plant and machinery	(331,388)	(364)	(5,586)	268	(27,980)	15,275	(1,001)	(350,776)
Digital set-top boxes and cards	(309,780)	-	-	-	(18,566)	37,067	-	(291,279)
Other items of property, plant, and equipment	(145,976)	(204)	(1,554)	407	(11,164)	72,486	1,105	(84,900)
Total accumulated depreciation	(818,630)	(827)	(8,642)	675	(60,505)	130,380	2,851	(754,698)

Impairment losses:
Buildings	(182)	-	-	-	-	-	-	(182)
Plant and machinery	(515)	-	-	-	(308)	308	320	(195)
Digital set-top boxes and cards	(13,128)	-	-	-	-	1,227	-	(11,901)
Other items of property, plant and equipment	(132)	-	(19)	-	(219)	55	23	(292)
Total impairment losses	(13,957)	-	(19)	-	(527)	1,590	343	(12,570)
Property, plant and equipment, net	345,754	730	5,410	(442)	18,691	(70,489)	(4,094)	295,560

Additions-

The most significant additions in 2010 were as follows:

-
“Digital set-top boxes and cards,” amounting to EUR 46,382 thousand, for the acquisition of digital set-top boxes and cards made by DTS Distribuidora de Televisión Digital, S.A. due to the change in the way iPlus was marketed, from a sales model to a transfer with licenses fees.

-
“Plant and machinery,” in the amount of EUR 17,078 thousand, mainly related to the investments carried out by Prisa Televisión, S.A.U. and Grupo Media Capital, SGPS, S.A. in plant and machinery related to providing TV services.

-
“Advances and property, plant, and equipment in the course of construction” amounting to EUR 8,581 thousand and relating mainly to the general and technical refurbishment being carried out on the floors occupied by Prisa Radio, S.L. in the building at Gran Vía 32, in Madrid and construction work taking place for Grupo Media Capital, SGPS, S.A. in its television studios.

Table of  Contents

Disposals-

On December 28, 2010, the Prisa Televisión, S.A.U. Group entered into a contract to sell and rent for a period of 20 years its registered address in Tres Cantos (Madrid) (see Note 17) and has therefore derecognized the related land, building and installations amounting to EUR 60,069 thousand. The sale generate a gain for the Group of EUR 20 million, recognized under “Other income” on the accompanying consolidated incomes statement.

In 2010, the Prisa Televisión Group derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Disposals under “Other items of property, plant and equipment” amounting to EUR 81,983 thousand correspond mainly to the sale of data processing equipment at its carrying amount to CSI Renting de tecnología, S.A.U. within the framework of the agreement signed with Indra Sistemas, S.A. on December 23, 2009 establishing the outsourcing of IT technology management systems and R&D projects for a seven-year period.

There are no restrictions on holding title to the property, plant and equipment other than those indicated in Note 12.

There are no future property, plant and equipment purchase commitments.

2009

The changes in 2009 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

Thousands of euros

	Balance at 12/31/08	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposal	Transfer	Balance at 12/31/09

Cost:
Land and buildings	153,412	1,128	2,458	(3,027)	320	(2,069)	329	152,551
Plant and machinery	483,815	1,051	3,924	(4,840)	13,613	(32,091)	1,799	467,271
Digital set-top boxes and cards	375,167	-	-	-	1,825	(17,217)	-	359,775
Other items of property, plant and equipment	182,106	800	2,310	(1,280)	6,084	(12,209)	1,234	179,045
Advances and property, plant and equipment in the course of construction	16,459	10	(58)	(55)	7,997	(108)	(4,546)	19,699
Total cost	1,210,959	2,989	8,634	(9,202)	29,839	(63,694)	(1,184)	1,178,341

Accumulated depreciation:
Buildings	(28,226)	(336)	(1,199)	305	(2,878)	778	70	(31,486)
Plant and machinery	(322,307)	(1,174)	(3,721)	2,401	(29,244)	22,679	(22)	(331,388)
Digital set-top boxes and cards	(306,026)	-	-	-	(19,979)	16,225	-	(309,780)
Other items of property, plant and equipment	(140,716)	(509)	(1,663)	1,183	(15,765)	11,542	(48)	(145,976)
Total accumulated depreciation	(797,275)	(2,019)	(6,583)	3,889	(67,866)	51,224	-	(818,630)

Impairment losses:
Buildings	(85)	-	-	-	-	-	(97)	(182)
Plant and machinery	(1,342)	-	-	-	-	-	827	(515)
Digital set-top boxes and cards	(14,120)	-	-	-	-	992	-	(13,128)
Other items of property, plant and equipment	(205)	-	(13)	-	-	-	86	(132)
Total impairment losses	(15,752)	-	(13)	-	-	992	816	(13,957)
Property, plant and equipment, net	397,932	970	2,038	(5,313)	(38,027)	(11,478)	(368)	345,754

Additions-

The most significant additions in 2009 were as follows:

-
“Plant and Machinery”, amounting to EUR 13,613 thousand, mainly as a result of the expansion and improvement of the production processes at the Madrid printing plant carried out by Pressprint, S.L.U. and the investments made by Prisa Televisión, S.A.U. and Grupo Media Capital, SGPS, S.A. in plant and machinery to provide television services.

-
“Advances and Property, Plant and Equipment in the Course of Construction”, amounting to EUR 7,997 thousand and relating mainly to the expansion of the sealing equipment of the rotary presses at the Madrid printing plant being carried out by Pressprint, S.L.U. and to the general and technical refurbishment being carried out on the floors occupied by Sociedad de Servicios Radiofónicos Unión Radio, S.L. in the building at Gran Vía 32, in Madrid.

-
“Other Items of Property, Plant and Equipment”, amounting to EUR 6,084 thousand and relating mainly to the investments in computer and communications equipment associated with the technological projects being implemented by the Group.

Table of  Contents

Disposals-

In 2009 the Sogecable Group derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Also, certain items of property, plant and equipment with a cost of EUR 21,251 thousand and accumulated depreciation of EUR 12,762 thousand were derecognized as a result of the discontinuation of the Prisa Group’s activities in relation to Localia TV.

There are no future property, plant and equipment purchase commitments.

The Prisa Group’s fully depreciated property, plant and equipment in use amounted to EUR 493,421 thousand at December 31, 2010 (December 31, 2009: EUR 515,950 thousand).

Non-current assets held under leases-

At December 31, 2010, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to EUR 21,968 thousand (December 31, 2009: EUR 22,430 thousand).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2010 and 2009 is as follows (in thousands of euros):

	12/31/10			12/31/09
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	14,924	(10,459)	4,465	14,924	(8,327)	6,597
Plant and machinery	4,903	(2,717)	2,186	4,497	(1,504)	2,993
Other items of property, plant and equipment	2,141	(1,571)	570	3,009	(2,189)	820
Total	21,968	(14,747)	7,221	22,430	(12,020)	10,410

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant, and equipment are exposed. At December 31, 2010 and 2009, the insurance policies taken out sufficiently covered the related risks.

(6)	GOODWILL

2010

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2010 is as follows:

Thousands of euros
	Balance at 12/31/09	Translation adjustment	Disposals	Impairment	Transfer	Balance at 12/31/10

Antena 3 de Radio, S.A.	6,115	-	-	-	-	6,115
Editora Moderna, Ltda.	60,565	-	-	-	-	60,565
Editora Objetiva, Ltda.	11,827	1,716	-	-	-	13,543
Gerencia de Medios, S.A.	33,944	-	-	-	-	33,944
GLR Chile, Ltda.	54,549	10,471	-	-	-	65,020
Grupo Media Capital, SGPS, S.A.	689,554	-	(260)	(50,000)	587	639,881
Propulsora Montañesa, S.A.	8,608	-	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	-	-	-	-	28,787
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	-	29,470
Prisa Televisión, S.A.U.	3,364,754	-	(377,167)	-	-	2,987,587
Other companies	31,430	330	-	(1,179)	(587)	29,994
Total	4,319,603	12,517	(377,427)	(51,179)	-	3,903,514

Table of  Contents

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2010 is as follows:

	Thousands of euros
	Balance at 12/31/09	Translation adjustment	Disposals	Impairment	Balance at 12/31/10

Press	1,179	-	-	(1,179)	-
Radio	151,222	10,745	-	-	161,967
Education	73,248	1,772	-	-	75,020
Audiovisual (*)	4,054,896	-	(377,427)	(50,000)	3,627,469
Other	39,058	-	-	-	39,058
Total	4,319,603	12,517	(377,427)	(51,179)	3,903,514
(*) Includes the goodwill of Prisa Televisión, S.A.U. and Media Capital, SGPS, S.A.

The goodwill arising on the acquisition of Prisa Televisión Group, amounting to EUR 3,364,754 thousand, forms part of the audiovisual business segment and relates to two cash-generating units: a free-to-air TV channel (Cuatro) and a pay TV channel (Digital+). During 2010, due to the spin-off of the free-to-air TV business into Sociedad General de Televisión Cuatro, S.A., goodwill was allocated to the two abovementioned cash-generating units as follows:

Thousand euros
Digital+- pay TV	2,987,587
Cuatro – free-to-air TV	377,167
Total	3,364,754

Due to the abovementioned allocation, the disposal of Prisa Televisión, S.A.U.’s goodwill amounting to EUR 377,167 thousand corresponds to the derecognition of Sociedad General de Televisión Cuatro, S.A.’s goodwill as a result of its sale to Gestevisión Telecinco, S.A. on December 28, 2010 (see Note 3). The derecognition of this goodwill is recognized on the accompanying consolidated income statement under “Loss after tax from discontinued operations,” with a reduction in the proceeds of the sales (see Note 19).

2009

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2009 is as follows:

	Thousands of euros
	Balance at 12/31/08	Translation adjustment	Changes in the scope of consolidation/ Additions	Impairment	Transfers	Balance at 12/31/09

Antena 3 de Radio, S.A.	6,115	-	-	-	-	6,115
Editora Moderna, Ltda.	60,565	-	-	-	-	60,565
Editora Objetiva, Ltda.	7,925	2,511	1,391	-	-	11,827
Gerencia de Medios, S.A.	33,944	-	-	-	-	33,944
GLR Chile, Ltda.	2,208	9,557	-	-	42,784	54,549
Grupo Latino de Radio, S.L.	8,368	-	-	-	(8,368)	-
Grupo Media Capital, SGPS, S.A.	688,951	-	603	-	-	689,554
Iberoamericana Radio Chile, S.A.	36,849	-	-	-	(36,849)	-
Propulsora Montañesa, S.A.	8,608	-	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	-	-	-	-	28,787
Sociedad Española de Radiodifusión, S.L.	20,086	-	-	-	9,384	29,470
Prisa Televisión, S.A.U.	3,364,578	-	176	-	-	3,364,754
Other companies	35,755	(81)	-	(3,228)	(1,016)	31,430
Total	4,302,739	11,987	2,170	(3,228)	5,935	4,319,603

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2009 is as follows:

	Thousands of euros
	Balance at 12/31/08	Translation adjustment	Changes in the scope of consolidation/ Additions	Impairment	Transfers	Balance at 12/31/09

Press	4,407	-	-	(3,228)	-	1,179
Radio	135,906	9,381	-	-	5,935	151,222
Education	69,252	2,606	1,390	-	-	73,248
Audiovisual (*)	4,054,116	-	780	-	-	4,054,896
Other	39,058	-	-	-	-	39,058
Total	4,302,739	11,987	2,170	(3,228)	5,935	4,319,603
(*) Includes the goodwill of Prisa Televisión, S.A.U. and Media Capital, SGPS, S.A.

Table of  Contents

Transfers-

Following the restructuring of the radio companies in Chile, the goodwill of Iberoamericana Radio Chile, S.A. was transferred to GLR Chile, Ltda. The increase in that goodwill was due mainly to exchange rate changes and to the presentation of the goodwill that arose on the acquisition of Iberoamericana Radio Chile, S.A., for the related gross amount, which was offset by the increase in non-controlling interests, included under “Equity – Non-controlling interests” in the 2009 consolidated balance sheet.

As a result of the mergers of Grupo Latino de Radio, S.L., Radio Irún, S.L. and Radio Gibralfaro, S.A. with Sociedad Española de Radiodifusión, S.L., during 2009 the goodwill relating to those companies was transferred to Sociedad Española de Radiodifusión, S.L.

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Group tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

To perform the aforementioned impairment test, the goodwill is allocated to one or more cash-generating units. The recoverable amount of each cash- generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently approved by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% depending on the business analyzed.

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2010 the rates used ranged from 7.7% to 9.3% depending on the business being analyzed.

According to the estimates and projections available to the Group’s directors, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2010 and 2009 may be recovered.

Prisa Televisión-

According to 5-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) - these assumptions are of particular significance in the pay TV audiovisual business because the related amounts account for 89% of revenue. In its assumptions, management took into account, on the one hand, a gradual recovery in the number of subscribers in the satellite distribution system, as well as best estimates on the distribution of contents on pay TV platforms of other telecommunications operators. In the case of the latter, the assumptions take into account the customer bases of each operator, estimated penetration, forecast revenue from offering premium content, as well as costs arising from the related acquisition contracts. Although the conditions and time for initiating new distribution contracts are dictated by the stage of negotiations underway, management has estimated contract wins on the most reasonable current parameters.

Increase in programming costs - In its projections, management has estimated the future consequences of commitments acquired with service providers and labor costs based according to costs that can be estimated from contracts signed and currently in force, which guarantee access to the main pay TV contents. Estimates regarding operating costs reflect streamlining and growth plans that should strengthen and transform certain business areas.

Media Capital-

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share-management predicts a stable trend in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to-air TV channel and the current market leader, which has maintained its market share in recent years.

Evolution of the advertising market – management predicts stable advertising expenditure in the audiovisual business in Portugal in 2011, before increasing 2.5 % thereafter until 2013. With these assumptions, management is assuming that the levels of television advertising expenditure achieved in 2008 will be recovered from 2016 onwards.

Results of the impairment tests-

Per estimates and projections available to the Group’s directors, the projected cash flows attributable to these cash-generating units to which the goodwill has been allocated will make it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2010. In 2010, an impairment loss of EUR 50 million was recognized on the consolidated income statement for Media Capital’s goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

Table of  Contents

Sensitivity to changes in key assumptions-

- Prisa Televisión

In order to determine the sensitivity of value in use to changes in the key assumptions, the Group analyzed the impact of the following changes in the key assumptions without producing significant impairment losses on the goodwill allocated:

-	Increase of 1% in the discount rate
-	Decrease of 5% in the ARPU
-	Decrease of 5% in the number of subscribers

- Media Capital

Due to the impairment losses on the goodwill recognized during 2010, their carrying amount is quite similar to value in use, and therefore, an adverse change in key valuation assumptions might lead to recognition of impairment at a later date. A 1% advertising share reduction would create impairment of goodwill of approximately EUR 10 million, while a 0.5% decrease in the expected growth rate from the fifth year onward would lead to impairment totaling EUR 33 million.

(7)	INTANGIBLE ASSETS

2010

The changes in 2010 in “Intangible assets” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/09	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/10

Cost
Computer software	188,597	278	335	(284)	20,303	(3,634)	510	206,105
Prototypes	177,209	1,582	10,177	-	37,303	(31,103)	(75)	195,093
New subscribers - Installation and connection	96,965	-	-	-	48,811	(41,939)	-	103,837
Advances on copyrights	59,880	-	1,241	2	9,074	(3,370)	-	66,827
Audiovisual rights	384,233	-	-	(236,620)	1,920	(12,279)	(1,251)	136,003
Other intangible assets	95,202	650	6,017	(79)	8,874	(18)	337	110,983
Total cost	1,002,086	2,510	17,770	(236,981)	126,285	(92,343)	(479)	818,848

Accumulated depreciation:
Computer software	(136,497)	(278)	(75)	184	(16,926)	2,232	(110)	(151,470)
Prototypes	(122,224)	(1,778)	(7,566)	-	(27,671)	27,529	487	(131,223)
Advances on copyrights	(34,756)	1	(680)	-	(6,641)	2,147	(537)	(40,466)
Audiovisual rights	(283,181)	-	-	221,799	(10,852)	5,548	(35)	(66,721)
Other intangible assets	(31,944)	(489)	(2,430)	72	(47,760)	42,052	(1)	(40,500)
Total accumulated depreciation	(608,602)	(2,544)	(10,751)	222,055	(109,850)	79,508	(196)	(430,380)

Impairment losses:
Prototypes	(14,623)	-	(2)	-	15	40	1,165	(13,405)
Advances on copyrights	(13,191)	-	(153)	-	(3,179)	1,972	-	(14,551)
Other intangible assets	-	-	-	-	2,265	-	(2,265)	-
Total impairment losses	(27,814)	-	(155)	-	(899)	2,012	(1,100)	(27,956)
Intangible assets, net	365,670	(34)	6,864	(14,926)	15,536	(10,823)	(1,775)	360,512

Changes in scope of consolidation-

Changes in the scope of consolidation to “Audiovisual rights” mainly corresponds to the rights belonging to Sogepaq, S.A. and Sociedad General de Cine, S.L. which were derecognized following the sale of these companies in December 2010 (see Note 3).

Additions-

The most significant additions in 2010 were as follows:

-
“New subscribers - Installation and connection” amounting to EUR 48,811 thousand which included the costs incurred by Prisa Televisión Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

-	“Prototypes,” amounting to EUR 37,303 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

-	“Computer software,” amounting to EUR 20,303 thousand, relating to the computer software acquired and/or developed by third parties for Group companies.

-	“Advances on copyrights,” amounting to EUR 9,074 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

Disposals and transfers-

In 2010, Grupo Santillana de Ediciones, S.L. derecognized fully amortized prototypes from the “Prototypes” account in the amount of EUR 22 million.

“Other intangible assets” includes administrative concessions amounting to EUR 47,861 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

There are no restrictions on holding title to the intangible assets other than those indicated in Note 12.

There are no future intangible asset purchase commitments other than those indicated in Note 28.

Table of  Contents

The movement in this balance sheet heading in 2009 was the following:

	Thousands of euros
	Balance at 12/31/08	Monetary adjustment	Translation	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/09

Cost:
Computer software	181,957	252	659	(3,075)	16,204	(5,501)	(1,899)	188,597
Prototypes	130,335	443	9,405	-	31,246	(25,789)	31,569	177,209
New subscribers - Installation and connection	120,644	-	-	-	28,681	(52,360)	-	96,965
Advances on copyrights	60,426	(16)	1,699	-	7,277	(9,549)	43	59,880
Audiovisual rights	389,456	-	-	-	10,321	(7,271)	(8,273)	384,233
Other intangible assets	85,379	(401)	3,604	(249)	4,429	(660)	3,100	95,202
Total cost	968,197	278	15,367	(3,324)	98,158	(101,130)	24,540	1,002,086

Accumulated depreciation:
Computer software	(127,096)	(219)	(451)	1,932	(17,050)	5,993	394	(136,497)
Prototypes	(90,538)	52	(5,978)	(1)	(33,880)	25,617	(17,496)	(122,224)
Advances on copyrights	(36,846)	1	(853)	-	(3,738)	7,028	(348)	(34,756)
Audiovisual rights	(273,228)	-	-	-	(16,937)	6,984	-	(283,181)
Other intangible assets	(25,347)	177	(2,062)	276	(57,186)	52,506	(308)	(31,944)
Total accumulated depreciation	(553,055)	11	(9,344)	2,207	(128,791)	98,128	(17,758)	(608,602)

Impairment losses:
Software	(57)	-	-	-	-	57	-	-
Prototypes	(3,075)	-	-	-	3,300	-	(14,848)	(14,623)
Advances on copyrights	(11,084)	-	(137)	-	(3,993)	1,213	810	(13,191)
Other intangible assets	(842)	-	-	-	476	145	221	-
Total impairment losses	(15,058)	-	(137)	-	(217)	1,415	(13,817)	(27,814)
Intangible assets, net	400,084	289	5,886	(1,117)	(30,850)	(1,587)	(7,035)	365,670

Additions-

The most significant additions in 2009 were as follows:

-
“New Subscribers  - Installation and Connection” amounting to EUR 28,681 thousand which included the costs incurred by the Sogecable Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

-	“Prototypes”, amounting to EUR 31,246 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

-	“Computer Software”, amounting to EUR 16,204 thousand, relating to the computer software acquired and/or developed by third parties for Group companies under the Group’s IT Plan.

-	“Advances on Copyrights”, amounting to EUR 7,277 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

-
“Audiovisual Rights”, amounting to EUR 10,321 thousand which includes mainly the advances paid for the exploitation of future audiovisual rights and the investments made in film production and audiovisual rights for their distribution.

Disposals and transfers-

In 2009 Grupo Santillana de Ediciones, S.L. derecognized fully amortized prototypes from the “Prototypes” account. The audiovisual rights whose exploitation period and term had expired and which had been fully amortized were also derecognized from “Audiovisual Rights”.  Furthermore, rights which were recovered during the year or which will be used or recovered over the coming twelve months were transferred to “Inventories” and “Other Receivables” in the consolidated balance sheet.

“Other Intangible Assets” includes administrative concessions amounting to EUR 39,442 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At the end of each reporting period, the residual useful life of these concessions is analyzed in order to ensure that they continue to be indefinite; if this is not the case, the concessions are amortized.

At December 31, 2010, the Prisa Group’s assets included fully amortized intangible assets amounting to EUR 190,326 thousand (December 31, 2009: EUR 250,241 thousand).

There are no future intangible asset purchase commitments other than those indicated in Note 28.

Table of  Contents

(8)	FINANCIAL ASSETS

2010

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2010, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/09	Translation/ monetary adjustment	Changes in scope of consolidation	Additions/ allowances	Disposals/ Transfers	Balance at 12/31/10

Loans and receivables	15,288	635	-	16,885	(1,756)	31,052
Loans to associates	100,480	76	-	860	(586)	100,830
Long-term loans to third parties	3,673	-	-	16,291	(1,196)	18,768
Other non-current financial assets	6,672	569	-	-	(1)	7,240
Allowance	(95,537)	(10)	-	(266)	27	(95,786)

Held-to-maturity investments	13,855	101	(34)	6,933	(1,287)	19,568

Available-for-sale financial assets	28,075	33	124	(4,009)	(4,232)	19,991
Non-controlling equity interests	91,334	64	-	729	(5,430)	86,697
Allowance	(63,259)	(31)	124	(4,738)	1,198	(66,706)
Total	57,218	769	90	19,809	(7,275)	70,611

Additions/allowances-

Additions related to “Long-term loans to third parties” under “Loans and receivables” mainly include receivables amounting to EUR 15,000 thousand from the sale of Sociedad General de Cine, S.L. and Sogepaq, S.A. (see Note 3).

Disposals/transfers-

The most significant transfer under “Available-for-sale financial assets” is due to the change in the consolidation method for V-me Media, Inc., which was considered a securities portfolio and now is accounted for using the equity method as described in Note 3.

2009

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2009, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/08	Translation adjustment	Additions/ allowances	Disposals/ Transfers	Balance at 12/31/09

Loans and receivables:	32,185	718	1,552	(19,167)	15,288
Loans to associates	108,457	(8)	1,014	(8,983)	100,480
Long-term loans to third parties	15,515	(26)	538	(12,354)	3,673
Other non-current financial assets	5,920	752	-	-	6,672
Allowance	(97,707)	-	-	2,170	(95,537)

Held-to-maturity investments:	7,670	42	6,884	(741)	13,855

Financial assets at fair value through profit or loss:	17,826	-	8,765	(26,591)	-

Available-for-sale financial assets	35,663	12	467	(8,067)	28,075
Non-controlling equity interests	86,745	55	4,723	(189)	91,334
Other non-current financial assets	8,864	-	-	(8,864)	-
Allowance	(59,946)	(43)	(4,256)	986	(63,259)
Total	93,344	772	17,668	(54,566)	57,218

Table of  Contents

Disposals and transfers-

“Financial assets at fair value through profit or loss” reflects the sale of an interest rate hedge.

“Available-for-sale financial assets” includes the write-off of the investment of EUR 8,864 thousand made by Grupo Media Capital, SGPS, S.A. in a fund created by the Portuguese government to finance Portuguese cinema.

The carrying amount of the financial assets does not vary significantly from their fair value.

(9)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2010

The changes in 2010 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/09	Additions	Share of results/ Impairment losses	Transfers	Disposals	Balance at 12/31/10

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	-	(19,220)	19,220	-	-
Distributors (*)	8,148	1,307	962	1,528	(1,524)	10,421
Promotora de Emisoras de Televisión, S.A.	404	-	(5)	-	-	399
Gestevisión Telecinco, S.A.	687	589,883	731	-	(9,087)	582,214
V-me Media, Inc.	-	3,884	(1,697)	-	-	2,187
Other companies	655	537	(80,330)	80,289	(247)	904
Total	9,894	595,611	(99,559)	101,037	(10,858)	596,125
V-me Media, Inc.	-	13,667	-	-	-	13,667
Other companies	3,750	-	-	-	-	3,750
Goodwill of companies accounted for using the equity method	3,750	13,667	-	-	-	17,417
Total investments accounted for using the equity method	13,644					613,542
(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L.,    Distribuciones Papiro S.L. and subsidiaries.

The addition of Gestevisión Telecinco, S.A. corresponds to the 17.336% investment acquired through a capital increase carried out by Gestevisión Telecinco, S.A. via contribution of 100% of the shares of Sociedad General de Televisión Cuatro, S.A. (see Note 3).

The addition of V-me Media, Inc. resulted from the change in the method of consolidation of this company in June 2010 (see Note 3).

The Group accounts for its 40% investment in Dédalo Grupo Gráfico, S.L., the head of a group of companies engaging in the printing and copying of texts and mechanical binding, by the equity method. The negative value of the investment in Dédalo Grupo Gráfico, S.L. is recognized under “Long-term provisions.” In 2010, Prisa entered into a reciprocal purchase and sale agreement with the majority shareholders of Dédalo Grupo Gráfico, S.L., companies related to the Ibersuizas Group, for the shares of Dédalo Grupo Gráfico, S.L. Under this agreement, on the one hand, Prisa has a call option, not exercisable at the date, on the additional 60% of Dédalo Grupo Gráfico, S.L. and, on the other, the current majority shareholders may exercise their put option if any of the Dédalo Group companies were to become subject to insolvency proceedings. The strike price for both the options is EUR 1.

Table of  Contents

2009

The changes in 2009 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows

	Thousands of euros
	Balance at 12/31/08	Additions	Share of results/ Impairment losses	Transfers	Disposals	Balance at 31/12/09

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	-	(21,751)	21,751	-	-
Distributors (*)	6,446	168	2,570	(643)	(393)	8,148
Promotora de Emisoras de Televisión, S.A.	427	-	340	-	(363)	404
Prisa Televisión, S.A.U. (subsidiaries)	543		(134)	303	(25)	687
Other companies	1,687	-	(843)	60	(249)	655
Capital payments payable	(134)	-	-	-	134	-
Total	8,969	168	(19,818)	21,471	(896)	9,894
Goodwill of companies accounted for using the equity method	3,967	-	-	-	(217)	3,750
Total investments accounted for using the equity method	12,936					13,644
(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

The “Share of results of companies accounted for using the equity method” of Promotora de Emisoras de Televisión, S.A., amounting to a profit of EUR 340 thousand, was included in the consolidated income statement under “Loss after tax from discontinued operations”, due to the discontinuation of the Group’s local television business activities in December 2008.

At December 31, 2010 and at December 31, 2009, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Long-term provisions” (see Note 14).

(10)	INVENTORIES

The detail of “Inventories,” in thousands of euros, at December 31, 2010 and 2009 is as follows:

	12/31/10			12/31/09
	Cost	Write-downs	Carrying amount	Cost	Write-downs	Carrying amount
Goods held for resale	2,148	(656)	1,492	14,299	(10,971)	3,328
Finished goods	212,944	(35,586)	177,358	229,626	(38,866)	190,760
Work in progress	1,956	-	1,956	1,047	-	1,047
Raw materials and other supplies	24,359	(2,013)	22,346	23,050	(119)	22,931
Total	241,407	(38,255)	203,152	268,022	(49,956)	218,066

“Finished goods” includes publications amounting to a net EUR 78,910 thousand (2009: EUR 70,796 thousand) and audiovisual rights amounting to a net EUR 98,270 thousand (2009: EUR 119,046 thousand).

“Raw materials and other supplies” includes mainly paper and printing machinery spare parts.

(11)	EQUITY

a)	Share capital

At December 31, 2009 share capital amounted to EUR 21,914 thousand and was represented by 219,135,500 fully subscribed and paid ordinary shares of EUR 0.1 par value each, all carrying the same obligations and voting rights.

Table of  Contents

Capital increase-

At the General Shareholders’ Meeting of Promotora de Informaciones, S.A. held on November 27, 2010, the decision was made to carry out a capital increase charged to non-monetary contributions by way of the contribution of Liberty Acquisition Holdings Virginia, Inc. in an amount of EUR 62,784,252, through the issuance of:

-	224,855,520 Class A ordinary shares, with a par value of EUR 0.10 each, and
-	402,987,000 Class B convertible non-voting shares, with a par value of EUR 0.10 each, and the following rights:
-	From their date of issue until they are transformed into Class A ordinary shares, they pay a minimum annual dividend of EUR 0.175.

-	They do not bear any voting rights.

-
Conversion: each Class B share will be transformed into a Class A ordinary share under the following circumstances: (i) at any time after they are issued, at the election of its holder, (ii) obligatorily, 42 months after the date of issue. In the latter case, holders of Class B shares will have the right to receive additional ordinary shares of Prisa, with a conversion different from the 1 to 1 ratio if the price of the Prisa shares is less that EUR 2 each. If the price of Prisa shares falls below EUR 1.5 each, the bearer of each Class B share will receive 0.333 additional ordinary shares. Should the price range between EUR 1.5 and 2 each, the holder of each Class B share will have a right to the proportional part of the 0.333 additional ordinary shares. Prisa also has the option to pay this right to additional ordinary shares in cash.

The shares have been subscribed and are fully paid in by a depositary entity acting in a merely fiduciary capacity for and on behalf of Liberty’s shareholders. This depositary entity issued “American Depositary shares” (“ADSs”) representing the Class A and Class B shares and delivered to the shareholders of Liberty. These ADSs are listed on the New York Stock Exchange.

Warrants-

At their General Meeting held on November 27, 2010, it was agreed to distribute pre-emptive subscription rights to shareholders at November 23, 2010, at a ratio of 1.1 newly-issued shares for share of the Company held; 241,049,050 Class A shares with a par value of EUR 0.10 each were issued and put into circulation, with an issue premium of EUR 1.90, for a total issue price of EUR 2 per share.

These pre-emptive subscription rights are transferable and negotiable on corresponding official secondary markets, and where applicable, by way of securitization as warrants. These warrants have been listed on the Spanish warrant platform since December 8, 2010. A total of 241,043,628 warrants were issued after the necessary adjustments and rounding.
Each new share subscribed in exercise of the pre-emptive subscription rights must be subscribed and paid in at the issue price; i.e. EURO 2 per share.

The term for exercise of the pre-emptive subscription rights is 42 months from December 2010 to July 2014. The pre-emptive subscription rights not exercised by the deadline will be cancelled. The capital increase contemplates incomplete subscription, so that capital will be increased by the amount corresponding to the par value of the shares of the Company that are effectively subscribed and paid up, being of no effect in respect of the remainder.

As a result of the abovementioned capital increase, Prisa’s share capital at December 31, 2010 amounted to EUR 84,697,802 and is represented by:

-	443,991,020 Class A ordinary shares, at a par value of EUR 0.10 each, and
-	402,987,000 Class B convertible non-voting shares, with a par value of EUR 0.10 each.

Share capital is fully subscribed and paid in.

At year-end 2010, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights
	Direct	Indirect	% of voting rights
Rucandio, S.A. (*)	-	155,469,694	35.016
Bank of America Corporation	-	13,482,068	3.037
Ubs AG	26,259,510	-	5.914
Deutsche Bank AG	15,048,684	-	3.389
Berggruen Acquisition Holdings, Ltd.	16,719,420	-	3.766
Marlin Equities II ILC	16,719,420	-	3.766
(*) Rucandio, S.A.’ s indirect ownership interest is instrumented through the following direct holdings:

Table of  Contents

●	Promotora de Publicaciones, S.L., holder of 91,005,876 shares, representing 20.497% of the subscribed share capital with voting rights.

●	Timón, S.A., holder of 7,928,140 shares, representing 1.786% of the subscribed share capital with voting rights.

●	Asgard Inversiones, S.L.U., holder of 35,487,164 shares, representing 7.993% of the subscribed share capital with voting rights.

●	Sabara Investment, S.L., holder of 20,709,420 shares, representing 4.664% of the subscribed share capital with voting rights.

●	Rucandio Inversiones SICAV, holder of 339,094 shares, representing 0.076% of the subscribed share capital with voting rights.

b)	Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

During 2010, as a result of the abovementioned capital increases, the share premium was increased by the amount exceeding the par value of the shares issued. The share premium includes value adjustments of the financial liabilities generated by the obligation to pay a minimum annual dividend on the Class B shares, as well as the Company’s potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares (see Notes 12 and 13). This share premium amounted to EUR 409,028 thousand in 2010.

The share premium corresponding to the Class B shares issued in accordance with the commitments assumed in the issue of the shares will be non-distributable so as to cover future related commitments, until they have been converted into Class A shares, and the minimum associated dividend of the Class B shares have been paid in full (see Notes 11a and 4f). The share premium amounted to EUR 111,113 thousand at December 31, 2010.

c)	Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortization of these assets were increased by a net amount of EUR 3,289 thousand, recognized under “Revaluation Reserve 1983”. This reserve is unrestricted.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of December 20, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of June 7, the surpluses arising from the revaluations must be charged to “Revaluation reserve Royal Decree-Law 7/1996.” The balance of this account amounts to EUR 10,650 thousand and has been unrestricted since January 1, 2007, except for the portion of the assets not yet depreciated.

Legal reserve-

Under the Consolidated text of the Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital by the amount exceeding 10% of the new capital after the increase.

Except as indicated above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury shares-

Section 142 of the Consolidated text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or canceled.

Bylaw-stipulated reserves-

Under Article 32 of the Parent’s bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

d)	Reserves for first-time application of IFRS

As a result of the first-time application of IFRSs to the Group’s consolidated financial statements, certain assets and liabilities arose at January 1, 2004, the effect on equity of which is included in this account.

e)	Accumulated profit – From prior years

Table of  Contents

The breakdown, by company, of “Accumulated profit – From prior years” at December 31, 2010 and 2009, is as follows:

	Thousands of euros
	12/31/10	12/31/09

Audiovisual	339,344	(163,322)
Education	211,769	185,958
Radio	195,509	154,667
Radio in Spain	184,306	156,918
International radio	11,203	(2,251)
Press	13,837	14,853
País	22,161	27,424
Spanish press	(8,324)	(11,436)
International press	-	(1,135)
Other	179,889	207,306
Prisa	275,097	289,268
Other	(95,208)	(81,962)
Total accumulated profit of fully consolidated companies	940,348	399,462
Radio	(3,320)	(2,912)
International radio	(3,320)	(2,912)
Audiovisual	-	(31)
Other	(65,282)	(43,520)
Total accumulated loss of companies accounted for using the equity method	(68,602)	(46,463)
Total accumulated profit from prior years	871,746	352,999

In 2010, accumulated profit for the audiovisual segment includes an after-tax capital gain of EUR 453 million generated by the sale of 44% of DTS, Distribuidora de Televisión Digital, S.A. on December 28, 2010 (see Note 3).
Accumulated product in the education segment included capital gains of EUR 137 million generated by the sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital to DLJSAP, which was adjusted by the initial measurement of the financial liability generated by the obligation to pay a minimum annual dividend of USD 25.8 million to the holders of the preferred shares delivered to DLJSAP (see Notes 3 and 13).

f)	Treasury shares

The changes in “Treasury shares” in 2010 and 2009 were as follows:

	Thousands of euros
	2010		2009
	Number of shares	Amount	Number of shares	Amount
At beginning of year	867,306	3,044	10,940,625	24,726
Purchases	3,525,000	5,723	458,921	884
Sales	(1,097,306)	(3,291)	(10,273,319)	(36,204)
Deliveries	(145,000)	(510)	(258,921)	(290)
Reserve for treasury shares	-	(162)	-	13,928
At end of year	3,150,000	4,804	867,306	3,044

At December 31, 2010, Promotora de Informaciones, S.A. held a total of 3,150,000 treasury shares, representing 0.37% of its share capital. The total cost of these shares was EUR 4,804 thousand, with a gross cost per share of EUR 1.579.

At December 31, 2010 and at December 31, 2009, the Company did not hold any shares on loan.

g)	Exchange differences

Exchange gains at December 31, 2010, amounted to EUR 20,213 thousand (December 31, 2009: exchange losses of EUR 1,561 thousand), mainly due to exchange gains generated at Grupo Santillana de Ediciones, S.L. companies located in Brazil.

Table of  Contents

h)	Translation differences

The detail, by company, of the translation differences in 2010 and 2009 is as follows:

	Thousands of euros
	12/31/10	12/31/09

GLR Chile, Ltda.	11,242	11,064
Grupo Santillana de Ediciones, S.L. and subsidiaries	(6,009)	(1,205)
Other	46	83
Total	5,279	9,942

i)	Capital management policy

The principal objective of the Group’s capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the company. In this respect, in 2010 the Parent carried out the capital increases described in section a) of this note with the aim of reducing the Group’s financial gearing and adjust its level of equity and borrowings.

The net financial debt/Ebitda ratio at December 31, 2010 was 4.92 times.

12. FINANCIAL LIABILITIES

Bank borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2010 and at December 31, 2009, of the credit limits and of the scheduled maturities is as follows:

2010

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	2013	1,393,772	257,459	1,136,313
Bridge loan to Prisa	2013	1,553,396	-	1,553,396
Subordinated credit facility to Prisa	2013	134,000	-	134,000
Credit facilities	2011-2013	375,255	127,342	176,436
Loans	2011-2023	23,907	22,578	1,329
Finance leases, interest and other	2011-2015	12,574	9,260	3,314
Loan arrangement costs	2011-2013	-	(5,530)	(73,598)
Total		3,492,904	411,109	2,931,190

2009-

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	2013	1,747,305	305,307	1,441,998
Bridge loan to Prisa	2010	1,835,837	1,835,837	-
Subordinated credit facility to Prisa	2013	134,000	-	134,000
Syndicated loan and credit facility to Sogecable	2011	750,000	495,000	225,000
Credit facilities	2010-2012	418,912	193,650	111,500
Loans	2010-2023	20,480	8,166	12,314
Finance leases, interest and other	2010-2013	15,705	8,852	6,851
Loan arrangement costs	2010-2013	-	(50,450)	(13,700)
Total		4,922,239	2,796,362	1,917,963

Table of  Contents

In accordance with IAS 39, bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2010, 98.64% were denominated in euros and the remainder in foreign currencies (99.25% at December 31, 2009).

The average interest rates on the Group’s bank borrowings were 2.67% in 2010 and 3.13% in 2009.

The Group considers that the current fair value of the bank borrowings amounts to EUR 3,258,396 thousand.

Syndicated loan and credit facility and bridge loan to Prisa and Refinancing Master Agreement-

In June 2007, Prisa entered into a syndicated loan and credit facility with a group of 39 banks for a maximum amount of EUR 2,050,000 thousand, consisting of a long-term loan amounting to EUR 1,675,000 thousand and a revolving facility of EUR 375,000 thousand drawable throughout the term of the loan.

Repayment of the loan commenced in 2007 and will end in May 2013. With respect to the remaining balance of the loan at December 31, 2009, EUR 353,533 thousand were paid in 2010, 48,266 thousand of which in advance, in compliance with the terms of the Refinancing Master Agreement. The schedule for the future repayments of the remainder of the outstanding loan at December 31, 2010, is as follows:

Maturity	Thousands of euros
2011	257,459
2012	350,929
2013	785,384
1,393,772

The maturity of the revolving facility associated to the syndicated loan is included in 2013.

This syndicated loan and credit facility is tied to Euribor plus a spread negotiated in 2007 and adapted in accordance with financial market rates. In conformity with Prisa´s syndicated loan and credit facility, the Company has arranged interest rate hedges which establish interest rate caps. These hedges expire in September 2011.

In December 2007, Prisa entered into a six-month financing agreement (bridge loan) with a bank for a maximum amount of EUR 4,230,000 thousand and bearing interest at a market rate. The agreement stated that the purpose of this financing was to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. (previously Sogecable, S.A.U.) submitted to the CNMV.

On February 29, 2008, Prisa signed the syndication of this bridge loan initially granted by one bank. On June 20, 2008, the initial maturity date of the bridge loan, and after the result of the takeover bid became known, the amount of the bridge loan was EUR 1,948,935 thousand; the Company also signed a one-month extension for the purpose of finalizing the agreement relating to the novation of this loan until March 2009.

On July 14, 2008, the Parent obtained authorization from the majority of the banks participating in the syndicated financing agreement relating, inter alia, to the additional debt incurred as a result of the takeover bid for Prisa Televisión, S.A.U.

On July 18, 2008, the Parent signed the renewal of the bridge loan amounting to EUR 1,948,935 until March 31, 2009. In August 2008, EUR 113,098 thousand of this bridge loan were repaid.

On March 31, 2009, the term of the loan was extended by one month until April 30, 2009, and was subsequently extended again until May 14, 2009.

On May 13, 2009, Prisa arranged with the banks that granted the bridge loan for an extension of its term until March 31, 2010, and obtained the authorization of the banks that were party to the syndicated financing agreement for the additional borrowings arising from the aforementioned extension.

On February 22, 2010, in the context of the debt restructuring process, Prisa entered into an agreement in principle with the banks that granted the bridge loan to extend its maturity until May 19, 2013. This agreement was subject to, among other conditions, the acceptance of the banks that granted the syndicated loan and credit facility, which was obtained formally on April 19, 2010 under the Refinancing Master Agreement. The agreement establishes the terms and conditions for restructuring the Prisa loan with the consent of HSBC (agent bank) and other financial entities participating in the syndicated loan and credit facility, and bridge loan, some bilateral lenders, counterparties to hedges, and the subordinated lender. The bridge loan was initially extended until July 30, 2010; on July 29 it was extended to November 30, 2010, and on November 29 it was extended to December 3, 2010. The conditions precedent the Group had to meet to extend the maturity of the bridge loan and a series of the Company’s bilateral facilities to May 19, 2013, after several amendments to the original Refinancing Master Agreement, were that the Group must sell 25% of Grupo Santillana de Ediciones, S.L. and obtain proceeds of at least EUR 450 million from the Liberty capital increase (see Note 11). The funds raised from these transactions must be used to pay off the bridge loan and the syndicated loan and credit facility. After these conditions precedent were met, the maturity of the Company’s bridge loan and bilateral loans was set at May 19, 2013.

Table of  Contents

During 2010, EUR 282,441 thousand of the bridge loan had been paid off, as stipulated in the Refinancing Master Agreement, with EUR 1,553,396 thousand pending. Also, EUR 353,533 thousand of the syndicated loan and credit facility was paid off, with EUR 1,393,772 thousand remaining, as indicated above.

At year-end 2010, the syndicated loan and credit facility, the bridge loan, some bilateral loans, counterparties of hedges and subordinated loans are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L. and Vertix, SGPS, S.A. The Grupo Santillana de Ediciones, S.L. guarantee was canceled on April 29, 2010 as a result of the sale of 25% of its share capital to DLJSAP.

In addition, the Parent pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital after the sales described in Note 3.

The Refinancing Master Agreement includes the following additional commitments accepted by Prisa and pending compliance:

-
Pledge the shares Prisa Televisión, S.A.U. owns in Gestevisión Telecinco, S.A. within ten working days of the date (i) that the pledge can be granted under the purchase-sale commitment and the options contract entered into with Gestevisión Telecinco, S.A., or (ii) the option contract terminates (see Note 3).

-
Pledge shares representing 22% of DTS, Distribuidora de Televisión Digital, S.A.’s share capital, initially sold by Prisa Televisión, S.A.U. to Gestevisión Telecinco, S.A., should Telecinco return the shares of DTS to Prisa Televisión, S.A.U., as stipulated in the option contract (see Note 3).

Regarding the bridge loan, and as a result of the mentioned renewals, Prisa has agreed with the financial entities participating in the loan to pay a variable amount in cash, depending on the listed price of the ordinary shares from the date of the final agreement (April 19, 2010) until the loan falls due on May 19, 2013 (see “Derivative financial instruments” in this note).

The syndicated loan and credit facility, and the bridge loan establish that Grupo Prisa must comply with certain financial ratios which were renewed on November 4, 2010 in order to adapt them to the Group’s new financial position. The Group’s directors consider that the covenants established in these contracts were fulfilled at December 31, 2010.

Subordinated credit facility-

On December 20, 2007, the Parent arranged a subordinated credit facility of EUR 200,000 thousand bearing interest at a market rate.

The “subordination” of this financing lies basically in the fact that the repayment of any amount owed thereunder will be conditional upon compliance with the payment obligations at any given time under the aforementioned syndicated loan granted to Prisa by a syndicate of banks.

At December 31, 2010, the balance drawn down was EUR 134,000 thousand, which relates to the definitive amount of this credit facility after the Company requested a reduction in the limit thereof.

Syndicated loan and credit facility to Prisa Televisión-

In 2005, the Prisa Televisión Group renegotiated the terms and conditions of the financing arrangements then outstanding and in July 2005 entered into a new syndicated loan agreement, which replaced the prior agreement, for a total amount of EUR 1,200,000 thousand. This new agreement consists of a long-term loan of EUR 900,000 thousand and a short-term credit facility of EUR 300,000 thousand drawable throughout the term of the loan. The loan portion matures at six-and-a-half years and is repayable in ten consecutive half-yearly increasing installments. Repayment commenced in 2007 and will end in December 2011. This syndicated loan and credit facility was canceled early on December 28, 2010 with funds from the sale of 44% of DTS, Distribuidora de Televisión Digital, S.A. (see Note 3).

Credit facilities-

“Credit facilities” includes mainly the amounts drawn down against credit facilities used to finance the Prisa Group companies’ operating requirements in Spain through cash-pooling. The total amount of borrowing facilities with maturities exceeding one year is EUR 176,436 thousand, and are recognized under “Non-current bank borrowings” on the accompanying consolidated balance sheet. Borrowing facilities maturing in 2011 total EUR 127,342 thousand, and are recognized under “Current bank borrowings” on the accompanying consolidated balance sheet. The interest rate applicable to these credit facilities is Euribor plus a market spread.

Table of  Contents

Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2010, the Prisa Group held interest rate derivatives, foreign currency hedges and share options.

The objective of these interest rate hedges is to mitigate, by arranging swaps, IRSs and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on borrowings.

“Non-current financial liabilities” and “Current financial liabilities” on the accompanying consolidated balance sheet include at year-end the market value of the various financial instruments.

The fair value of the outstanding derivatives at December 31, 2010 was a negative EUR 15,742 thousand (2009: negative EUR 18,295 thousand), of which EUR 9,830 thousand related to the negative fair value of interest rate derivatives, EUR 253 thousand to the negative fair value of foreign currency hedges and EUR 5,659 thousand to the negative fair value of the share options.

Interest rate derivatives

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

The interest rate derivatives arranged by the Prisa Group at December 31, 2010 and at December 31, 2009, and their fair values at that dates are as follows (in thousands of euros):

2010-

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2011	Outstanding At 2012	Outstanding at 2013
Prisa	Swap “Leonidas”	2011	195,000	(2,315)	117,750	-	-
Prisa	Collar “Leonidas”	2011	507,000	(4,517)	306,150	-	-
Prisa	IRS	2013	134,000	(915)	134,000	134,000	134,000
Media Global SGPS	Collar	2012	50,000	(2,083)	50,000	50,000	-
		Total	886,000	(9,830)	607,900	184,000	134,000

2009-
					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2010	Outstanding at 2011
Prisa	Swap “Leónidas”	2011	195,000	(5,677)	147,751	117,751
Prisa	collar “Leónidas”	2011	507,000	(10,769)	384,152	306,152
Media Global SGPS	collar	2012	50,000	(2,330)	50,000	50,000
		Total	752,000	(18,776)	581,903	473,903

The outstanding interest rate derivatives at December 31, 2010 and 2009, had negative fair values of EUR 9,830 thousand and EUR 18,776 thousand, respectively.

Pursuant to IFRSs, changes in the fair value of these financial instruments are recognized as finance income or finance costs, since by their nature they do not qualify for hedge accounting under IFRSs.

Analysis of sensitivity to interest rates

The fair value of the interest rate derivatives arranged by the Prisa Group depends on the changes in the Euribor and long-term swap interest rate curves.

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (before tax)	12/31/10	12/31/09
+0.5% (Increase in interest rate curve)	1,832	3,709
-0.5% (Decrease in interest rate curve)	(3,198)	(4,207)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

The Group considers that interest rates will probably fluctuate by 0.5% over the period analyzed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 16,540 thousand during 2011, based on the expected maturities and the Group’s intention to renew certain bank credit facilities.

Table of  Contents

Foreign currency derivatives

In 2010 and 2009, the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

2010-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Editora Moderna, Ltda.	Forward	2011	1,090	830	(52)
Editora Moderna, Ltda.	Forward	2011	7,500	5,710	(201)
Santillana del Pacífico, S.A. de Ediciones	Forward	2011	1,000	761	-
Santillana del Pacífico, S.A. de Ediciones	Forward	2011	1,000	761	-
Total			10,590	8,062	(253)

2009-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)
CanalSatétite Digital, S.L.	Forward Plus Up&In Barrier	2010	60,000	41,376	1,045
Editora Moderna Ltda	Forward USD/BRL	2010	1,308	908	(280)
Editora Moderna Ltda	Forward USD/BRL	2010	1,308	908	(284)
Total					481

The Prisa Group recognized a finance cost of EUR 253 thousand in this connection in the consolidated income statement for 2010 (finance income of EUR 481 thousand in 2009).

Analysis of sensitivity to exchange rates

The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the EUR/USD and USD/BRL exchange rates.
Following is a detail, in thousands of euros, of the sensitivity (changes in fair value) of the foreign currency hedges:

Sensitivity (before tax)	12/31/10	12/31/09
+10% (increase in USD exchange rate)	1,006	5,034
-10% (increase in USD exchange rate)	(641)	(1,879)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group’s liquidity in 2010 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

	Thousands of euros
Maturity	Interest rate derivatives	Foreign currency derivatives
Within 3 months	(3,135)	(253)
From 3 to 6 months	(2,745)	-
From 6 to 9 months	(2,439)	-
From 9 to 12 months	(441)	-
From 1 to 2 years	(1,255)	-
From 2 to 3 years	185	-
After 3 years	-	-

Table of  Contents

Liquidity risk-

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2010 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlyings calculated based on the interest rate curves at the end of 2010.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	119,922	0.95%
From 3 to 6 months	38,157	1.21%
From 6 to 9 months	50,144	1.50%
From 9 to 12 months	311,251	1.71%
From 1 to 2 years	525,659	2.27%
From 2 to 3 years	2,613,006	2.95%
After 3 years	630	3.43%
Total	3,658,769

Share options-

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares
At December 31, 2010, as a result of the capital increase transactions mentioned in Note 11, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. The Black-Scholes Method was used to determine fair value.

Other share options
At December 31, 2010, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa’s ordinary shares, amounted to EUR 5,659 thousand.

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels based on the degree to which the fair value is observable.
-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (unobservable inputs).

The Prisa Group’s interest rate and foreign currency derivatives are classified as level-2 derivatives.

13. NON-CURRENT FINANCIAL LIABILITIES

“Non-current financial liabilities” includes the amount of the derivatives described in Note 12, as well as the following:

Financial liability from the minimum Class B dividend

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B shares; their holders have the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted (see Note 11a). Therefore, at year-end 2010, the Company recognized a financial liability net of arrangement expenses totaling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option.

Financial liability from the minimum annual dividend from DLJSAP’s investment in Grupo Santillana de Ediciones, S.L

The sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital includes the obligation to pay a preferential dividend of at least USD 25.8 million per year (see Note 3). Therefore, at December 31, 2010, the Group recognized a financial liability of EUR 107,405 thousand, calculated as the present value of the preferential annual dividends discounted at the interest rate applicable to credit instruments with similar characteristics. These liabilities are in USD, and therefore, differences arising from exchange rate fluctuations are recognized as finance income or cost in the consolidated income statement.

Prisa Televisión, S.A.U. subordinated loan

Under the agreements entered into by Prisa Televisión, S.A.U. and Telefónica in 2003, for the purpose of contributing to the financing of the integration process of DTS Distribuidora de Televisión Digital, S.A. in the Group, Prisa Televisión, S.A.U. offered its shareholders the possibility of participating in the grant of a subordinated loan of EUR 175,000 thousand to the company. This loan was fully subscribed on August 19, 2003, the main participant being Telefónica de Contenidos, S.A.U. which granted approximately EUR 172,493 thousand.

The subordinated nature of this loan relates mainly to the fact that any amount owed thereunder will be conditional upon the meeting of the payment obligations claimable at any time under the syndicated loan arranged by Prisa Televisión, S.A.U. with a group of banks, as described in Note 12. The loan was subordinated until December 31, 2010. The subordinated had a 2012 maturity and bore annual interest of 10.28%.

This loan, for EUR 228,323 thousand, was paid off in advance on December 28, 2010 with the funds from the sale of 22% of DTS, Distribuidora de Televisión Digital, S.A. to Telefónica de Contenidos, S.A.U. after the syndicated loan to Prisa Televisión, S.A.U. was canceled (see Note 12).

(14)	LONG-TERM PROVISIONS

The detail of the changes in 2010 and 2009 in “Non- Current Liabilities – Provisions” is as follows:

Table of  Contents

2010-

	Thousands of euros
	Balance at 12/31/09	Translation adjustment	Charge for the year	Amounts used	Transfers	Balance at 12/31/10

For taxes	16,958	13	1,366	(6,930)	1	11,408
For third-party liability and other	73,192	302	5,132	(5,478)	101,036	174,184
Total	90,150	315	6,498	(12,408)	101,037	185,592

2009-

	Thousands of euros
	Balance at 12/31/08	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used	Transfers	Balance at 12/31/09

For taxes	18,141	(142)	-	602	(1,643)	-	16,958
For third-party liability and other	56,666	337	(1,287)	3,441	(3,930)	17,965	73,192
Total	74,807	195	(1,287)	4,043	(5,573)	17,965	90,150

The “Provision for taxes” relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies.

The “Provision for third-party liability” relates to the estimated amount required to meet possible claims and litigation brought against Group companies.

In view of the nature of the contingencies covered by these provisions, it is not possible to determine a reasonable payment schedule, if indeed there is one, or their financial effect. However, the Prisa Group’s legal advisers and directors consider that the outcome of these procedures and claims will not have a significant effect on the consolidated financial statements for the years in which they come to an end additional to the amount provisioned in the accounting records.

The breakdown of the total additions to long- term provisions charged to the consolidated income statement for 2010, 2009 and 2008 is as follows:

	Thousands of euros
	2010	2009	2008

Termination benefits	446	19	782
Other staff costs	1,591	473	1,118
Taxes	1,366	602	1,428
Other	3,095	2,949	1,977
Total	6,498	4,043	5,305

At December 31, 2010 and December 31, 2009, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Non-current liabilities - Provisions” in the accompanying consolidated balance sheet, the detail being as follows (see Note 9):

	Thousands of euros
	2010	2009
Dédalo Grupo Gráfico, S.L. and subsidiaries	51,931	32,711
WSUA Broadcasting Corporation	1,033	918
Distrimedios, S.A.	728	136
Comercial prensa siglo XXI	704	-
Green Emerald Business, Inc.	683	601
Other	81,064	740
Total	136,143	35,106

In 2010, management of the Group has decided to recognize a provision amounting to approximately EUR 80 million to cover certain risks and possible restructuring expenses at associates. This provision was recognized under “Result of companies accounted for using the equity method” on the accompanying consolidated income statement (see Note 9).

Table of  Contents

(15)	ASSETS CLASSIFIED AS HELD FOR SALE AND ASSOCIATED LIABILITIES

The detail of the current and non-current assets and liabilities recognized as assets classified as held for sale and associated liabilities in the accompanying consolidated balance sheet at December 31, 2010 and 2009, is as follows (in thousands of euros):

	12/31/10	12/31/09

Non-current assets	3,653	6,706
Current assets	-	250,682
Total assets	3,653	257,388

Non-current liabilities	-	2,988
Current liabilities	-	202,446
Total liabilities	-	205,434

At December 31, 2009, the assets and liabilities of Cuatro which were sold to Gestevisión Telecinco, S.A. in 2010 (see Note 3) were classified as held for sale.

(16)	OPERATING INCOME

The breakdown of income from the Group’s main business lines is as follows:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Revenue from subscribers	913,105	1,002,043	1,141,101
Advertising sales and sponsorship	673,702	652,652	774,993
Sales of books and training	625,877	600,466	579,743
Newspaper and magazine sales	180,396	193,248	209,860
Sales of add-ons and collections	30,953	44,395	73,101
Sale of audiovisual rights and programs	87,739	251,387	363,782
Intermediation services	25,393	32,146	27,577
Broadcasting services	19,860	24,072	36,335
Other services	130,748	123,325	139,645
Revenue	2,687,773	2,923,734	3,346,137
Income from non-current assets	32,888	6,072	297,104
Other income	102,070	45,314	51,497
Other income	134,958	51,386	348,601
Total operating income	2,822,731	2,975,120	3,694,738

The most significant exchange transactions occurred under “Advertising sales and sponsorship” and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 9,022 thousand in 2010 (2009: EUR 10,535 thousands; 2008: EUR 10.670 thousands).

(17)	OPERATING EXPENSES

Staff costs

The detail of “Staff costs” is as follows:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Wages and salaries	477,213	473,676	492,509
Employee benefit costs	94,524	95,911	97,742
Termination benefits	1,055	11,654	19,554
Share-based payment costs	-	694	-
Other employee benefit costs	19,289	18,817	21,826
Total	592,081	600,752	631,631

Table of  Contents

The average number of employees at the Group, by professional category, was as follows:

	12/31/2010	12/31/2009	12/31/2008

Executives	484	541	552
Middle management	1,564	1,600	1,716
Other employees	11,837	12,846	12,927
Total	13,885	14,987	15,195

In 2010, the Group began calculating sales reps as staff, which are calculated as equivalent employees in order to keep criteria used for calculating average staff consistent; the average number of employees in the Group in 2009 amounted to 15,212.

The breakdown of the workforce, by gender, was as follows:

	12/31/2010		12/31/2009		12/31/2008
	Women	Men	Women	Men	Women	Men
Executives	137	347	143	398	187	365
Middle management	574	990	598	1,003	614	1,102
Other employees	5,839	5,998	6,447	6,398	6,517	6,410
Total	6,550	7,335	7,188	7,799	7,318	7,877

Share-based payments

Share option plan of Promotora de Informaciones, S.A.-

On December 18, 2008, the Board of Directors approved a remuneration plan consisting of the delivery of options on Company shares for the executive directors and executives of the Group. In accordance with the authorization granted by the shareholders at the General Meeting of March 13, 2008, the exercise price of the options, modified by the shareholders at the General Meeting of December 5, 2008, was set at EUR 2.94 per share.

At the proposal of the Corporate Governance, Nomination and Remuneration Committee, the Board of Directors resolved to offer 177,500 options to the Company’s executive directors and 1,378,000 to the executives of the Prisa Group.

Each share conferred the right to purchase or subscribe one Company share. The options were exercisable between December 31, 2009, and March 31, 2010, inclusive. At March 31, 2010, 1,037,000 options relating to this plan had been exercised.

During the Extraordinary General Shareholders’ Meeting held on November 27, 2010, it was decided to authorize the 2010-2013 Share/Stock Options Delivery Plan, consisting of the delivery of Prisa shares and/or share options to the directors and executives of the Prisa Group, authorizing the Board of Directors to develop and implement the Plan. The Plan is applicable during the 2010, 2011, 2012, and 2013 financial years. If the Board does not make use of its authorization before December 31, 2011, the resolution adopted by the shareholders at their extraordinary general meeting would be rendered without effect.

At the date of the preparation of these financial statements, the Board of Directors had not implemented the plan.

Table of  Contents

Outside services

The detail of “Outside services” in 2010, 2009 and 2008 is as follows:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Independent professional services	219,688	176,414	204,150
Leases and fees	126,075	128,718	112,529
Advertising	111,935	100,824	143,198
Intellectual property	55,054	82,293	79,746
Transport	68,919	74,441	81,343
Other outside services	212,829	210,124	240,573
Total	794,500	772,814	861,539

Fees paid to auditors

The fees for financial audit services relating to the 2010 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,170 thousand (2009: EUR 1,877 thousand; 2008: EUR 2,295 thousand ), of which EUR 486 thousand relate to Prisa; this amount includes EUR 350 thousand for the 2010 audit of the consolidated group, in keeping with PCAOB audit procedures. Additionally, during 2010, Deloitte conducted the 2007, 2008, and 2009 audits of the consolidated group in accordance with PCAOB audit procedures; the fees for this service totaled EUR 1,580 thousand.

Also, the fees relating to other auditors involved in the 2010 audit of the various Group companies amounted to EUR 383 thousand (2009: EUR 324 thousands; 2008: EUR 328 thousands).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2010		2009		2008
	Principal auditor	Other audit firms	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	444	261	415	5	1,516	492
Tax advisory services	264	65	356	61	378	141
Other services	1,691	927	514	1,859	162	100
Other professional services	2,399	1,253	1,285	1,925	2,056	733

Operating leases

Various assets and services used by the Group are held under operating leases, the most significant of which are the buildings in Gran Vía 32, Miguel Yuste, Tres Cantos and Caspe, the provision of analogue, digital terrestrial and satellite broadcasting services and the radio frequencies. The most significant lease relates to Media Latina. The schedule for the future minimum lease payments arising from these leases is as follows:

Year	Thousands of euros

2011	73,720
2012	66,457
2013	66,246
2014	66,866
2015	66,005
2016 and beyond	734,715
1,074,009

The main characteristic of the leases for the buildings on Gran Vía 32, Miguel Yuste and Caspe are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. The duration of the Tres Cantos lease is 20 years, which is renewable for four consecutive periods of five years each. In 2010, the lease expense relating to these buildings amounted to EUR 22,748 thousand (2009: EUR 12,887 thousands; 2008: EUR 5,391 thousands) and was recognized under “Outside services - Leases and fees.”

Radio frequencies are leased from Media Latina for a term of ten years, renewable for a consecutive period of a further ten years. The lease expense for 2010 in this connection amounted to EUR 5,838 thousand (2009: EUR 5,935 thousands; 2008: EUR 6,047 thousands) recognized under “Outside services - Leases and fees.”

The lease for the provision of analogue and digital terrestrial broadcasting services expires in 2016 and the lease for the provision of satellite broadcasting services expires in 2017. The expense relating to these services amounted to EUR 43,936 thousand in 2010 (2009: EUR 73,315 thousands; 2008: EUR 78,188 thousands), which is recognized under “Outside services - Leases and fees”.

Table of  Contents

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Provision for bad debt	24,744	29,850	28,813
Change in inventory write-downs	12,480	22,302	14,321
Change in provision for sales returns	(14)	2,976	1,570
Total	37,210	55,128	44,704

18. FINANCIAL LOSS

The detail of “Financial Loss” in the consolidated income statements is as follows:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Income from current financial assets	835	437	1,480
Finance income from hedging transactions	-	454	20,199
Income from equity investments	284	262	537
Other finance income	7,646	14,605	13,976
Finance income	8,765	15,758	36,192
Interest on debt	(123,559)	(173,146)	(275,949)
Finance costs on hedging transactions	(16,374)	(33,188)	(14,988)
Adjustments for inflation	(990)	(1,243)	(2,301)
Impairment losses on long- term loans to related companies	-	-	(88,309)
Other finance costs	(37,846)	(44,530)	(20,188)
Finance costs	(178,769)	(252,107)	(401,735)
Exchange gains	25,821	18,456	17,206
Exchange losses	(23,705)	(18,561)	(31,022)
Exchange differences (net)	2,116	(105)	(13,816)
Change in fair value of financial instruments	8,677	22,185	(17,709)
Financial loss	(159,211)	(214,269)	(397,068)

(19)	DISCONTINUED OPERATIONS

2010-

In 2010, the loss from discontinued operations includes mainly the sale of Sociedad General de Televisión Cuatro, S.A., less the derecognition of the goodwill allocated to the company, as well as the results of its activity, as the sale took place on December 28, 2010.

Thousands of euros

Operating income	379,627
Operating expenses	(392,157)
Loss from operations	(12,530)
Financial loss	(587)
Result of companies accounted for using the equity method	(5)
Loss before tax from continuing operations	(13,122)
Income tax	6,268
Result attributable to non-controlling interests	(12)
Loss after tax	(6,866)
Gain on sale of Sociedad General de Televisión Cuatro, S.A.	349,022
Derecognition of goodwill allocated to Sociedad General de Televisión Cuatro, S.A.	(377,167)
Loss after tax from discontinued operations	(35,011)

Table of  Contents

2009-

In 2009, the loss from discontinued operations included mainly the results of the Spanish free to-air TV channel “Cuatro”. Also included the loss arising from the discontinuation of Crisol, store chain owned by Grupo Santillana de Ediciones, S.L.

Thousands of euros

Operating income	240,410
Operating expenses	(269,374)
Loss from operations	(28,964)
Financial loss	2,308
Result of companies accounted for using the equity method	340
Loss before tax from continuing operations	(26,316)
Income tax	16,257
Result attributable to non-controlling interests	171
Loss after tax from discontinued operations	(9,888)

2008-

On November 12, 2008, the Board of Directors of Promotora de Emisoras, S.A. resolved to discontinue the business activities of the Prisa Group in Localia TV. Consequently, the Parent recognized the loss from the local television business as a discontinued operation in 2008, as it represented a significant business which could be considered separately from the others and in relation to which there was a disposal plan.

The detail of the loss from discontinued operations arising from Localia, broken down into the results generated by the ordinary operations and those resulting from the discontinuation of operations, is as follows:

	12/31/2008
(Thousands of euros)	Total	Ordinary operations	Discontinuation of operations
Operating income	21,512	21,512	-
Operating expenses	(82,261)	(42,515)	(39,746)
Loss from operations	(60,749)	(21,003)	(39,746)
Financial loss	(17,440)	(5,640)	(11,800)
Result of companies accounted for using the equity method	(1,874)	(1,874)	-
Loss before tax from discontinued operations	(80,063)	(28,517)	(51,546)
Income tax	3,671	7,993	(4,322)
Result attributable to non-controlling interests	1,046	1,046	-
Loss after tax from discontinued operations	(75,346)	(19,478)	(55,868)

The main line items in the statement of cash flows of the discontinued operations in 2008 were as follows:
(Thousands of euros)	12/31/08
Cash flows from operating activities	(2,196)
Cash flows from investing activities	(1,541)
Cash flows from financing activities	3,526
Changes in cash flows in the year	(211)
Cash and cash equivalents at beginning of year	825
Cash and cash equivalents at end of year	614

The detail of the loss from discontinued operations arising from the Spanish free to-air TV channel “Cuatro, is as follows:

Thousands of euros

Operating income	326,753
Operating expenses	(377,269)
Loss from operations	(50,516)
Financial loss	-
Result of companies accounted for using the equity method	-
Loss before tax from continuing operations	(50,516)
Income tax	15,155
Result attributable to non-controlling interests	-
Loss after tax from discontinued operations	(35.361)

Table of  Contents

(20)	BUSINESS SEGMENTS

Segment reporting is structured on a primary basis by business segment and on a secondary basis by geographical segment.

The business segments were determined based on the Prisa Group’s organizational structure at year-end 2010 considering the nature of the products and services offered, and the customer segments which they target. The Spanish free-to-air TV business segment was restructured in 2010. This entailed the spin-off to Sociedad General de Televisión Cuatro, S.A. of the operation of the “Cuatro” free-to-air network and the related businesses carried out by Sogecable Media, S.L., Sogecable Editorial, S.L. and Compañía Independiente de Noticias de TV, S.L. As a result, the Group decided to present the audiovisual business as a separate segment, as due to its strategic profile, it required separate treatment and monitoring. After the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, the results in 2010, 2009 and 2008 (in accordance with IFRS 5) from the Spanish free-to-air TV business segment are included in “Loss after tax from discontinued operations” together with the proceeds from the sale (see Notes 3 and 6).

Prisa’s operations are divided into four main businesses:

-	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions;
-	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services;
-	Education, which includes primarily the sale of general publishing and educational books and the sale of training; and
-	Audiovisual, which obtains revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production.

Segment information about these businesses for 2010, 2009 and 2008 is presented below:
	AUDIOVISUAL			EDUCATION			RADIO			PRESS			OTHER			ELIMINATIONS AND ADJUSTMENTS			PRISA GROUP
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Operating income	1,372,401	1,529,454	1,859,173	642,252	616,885	607,650	405,522	377,166	415,260	402,523	415,788	503,938	115,667	127,326	470,438	(115,634)	(91,499)	(161,721)	2,822,731	2,975,120	3,694,738
External sales	1,321,866	1,519,988	1,820,612	638,884	613,307	600,565	395,176	364,238	394,024	293,056	324,971	350,247	143,080	137,781	217,117	30,669	14,835	312,173	2,822,731	2,975,120	3,694,738
Intersegment sales	50,535	9,466	38,561	3,368	3,578	7,085	10,346	12,928	21,236	109,467	90,817	153,691	(27,413)	(10,455)	253,321	(146,303)	(106,334)	(473,894)	0	0	0
Operating expenses	(1,177,964)	(1,313,219)	(1,581,913)	(536,791)	(526,881)	(530,642)	(315,458)	(295,139)	(328,581)	(360,756)	(386,467)	(452,373)	(216,243)	(159,335)	(323,007)	120,633	86,385	270,485	(2,486,579)	(2,594,656)	(2,946,031)
Cost of materials used	(564,527)	(655,636)	(867,119)	(160,101)	(170,270)	(166,380)	(3,412)	(3,297)	(3,301)	(109,362)	(126,526)	(164,438)	(6,475)	(14,561)	(17,631)	4,654	6,646	12,678	(839,223)	(963,644)	(1,206,191)
Staff costs	(173,950)	(187,951)	(182,318)	(148,212)	(143,013)	(148,180)	(119,054)	(113,358)	(119,939)	(95,784)	(106,029)	(120,556)	(54,599)	(50,422)	(60,736)	(482)	21	98	(592,081)	(600,752)	(631,631)
Depreciations and amortisation charge	(100,112)	(124,550)	(125,699)	(41,714)	(40,964)	(36,027)	(14,328)	(13,966)	(12,986)	(9,327)	(10,775)	(14,245)	(5,664)	(6,140)	(6,623)	782	183	221	(170,363)	(196,212)	(195,359)
Outside services	(325,108)	(332,091)	(381,294)	(167,336)	(151,376)	(158,587)	(174,918)	(160,462)	(189,486)	(140,924)	(130,461)	(151,814)	(76,650)	(80,846)	(101,456)	90,436	82,422	121,098	(794,500)	(772,814)	(861,539)
Change in operating provisions	(11,095)	(17,610)	(21,307)	(15,844)	(17,087)	(19,237)	(3,673)	(4,033)	(2,783)	(4,036)	(12,503)	(1,120)	(2,562)	(3,893)	(257)	0	(2)	0	(37,210)	(55,128)	(44,704)
Other expenses	(3,172)	4,619	(4,176)	(3,584)	(4,171)	(2,231)	(73)	(23)	(86)	(1,323)	(173)	(200)	(70,293)	(3,473)	(136,304)	25,243	(2,885)	136,390	(53,202)	(6,106)	(6,607)
Profit from operations	194,437	216,235	277,260	105,461	90,004	77,008	90,064	82,027	86,679	41,767	29,321	51,565	(100,576)	(32,009)	147,431	4,999	(5,114)	108,764	336,152	380,464	748,707
Finance income	6,566	14,258	5,587	2,913	2,604	3,384	809	1,215	1,774	798	992	2,562	144,387	148,826	447,913	(137,095)	(152,591)	(405,767)	18,378	15,304	55,453
Finance costs	(23,849)	(58,762)	(72,661)	(22,416)	(10,489)	(10,012)	(3,685)	(2,893)	(7,117)	(514)	(459)	(2,882)	(162,926)	(173,799)	(379,970)	33,684	16,934	33,937	(179,706)	(229,468)	(438,705)
Exchange differences (net)	(4,516)	4,478	(5,829)	9,393	(3,372)	(10,942)	1,885	(1,227)	1,495	(27)	(22)	210	(142)	38	1,248	(4,476)	0	2	2,117	(105)	(13,816)
Financial profit (loss)	(21,799)	(40,026)	(72,903)	(10,110)	(11,257)	(17,570)	(991)	(2,905)	(3,848)	257	511	(110)	(18,681)	(24,935)	69,191	(107,887)	(135,657)	(371,828)	(159,211)	(214,269)	(397,068)
Result of companies accounted for using the equity method	(594)	(299)	(242)	(164)	0	0	(25)	(169)	399	0	0	(16)	996	2,567	2,702	(99,766)	(22,257)	(10,435)	(99,553)	(20,158)	(7,592)
Loss from other investments	0	0	0	0	0	0	(42)	(592)	(20)	(4,361)	(3,195)	(4,399)	(105,275)	(22,152)	(10,006)	105,376	21,683	13,075	(4,302)	(4,256)	(1,350)
Profit before tax from continuing operations	172,044	175,910	204,115	95,187	78,747	59,438	89,006	78,361	83,210	37,663	26,637	47,040	(223,536)	(76,529)	209,318	(97,278)	(141,345)	(260,424)	73,086	141,781	342,697
Income tax	(49,028)	(67,141)	(66,371)	(30,382)	(27,753)	(20,806)	(22,027)	(21,752)	(13,902)	(10,786)	(7,944)	(12,370)	(36,252)	47,813	49	75,451	9,709	7,810	(73,024)	(67,068)	(105,590)
Profit from continuing operations	123,016	108,769	137,744	64,805	50,994	38,632	66,979	56,609	69,308	26,877	18,693	34,670	(259,788)	(28,716)	209,367	(21,827)	(131,636)	(252,614)	62	74,713	237,107
Profit after tax from discontinued operations	336,160	(6,959)	(110,707)	(2,105)	(1,654)	0	0	0	0	(608)	(1,276)	0	0	0	0	(368,458)	1	0	(35,011)	(9,888)	(110,707)
Consolidated profit for the year	459,176	101,810	27,037	62,700	49,340	38,632	66,979	56,609	69,308	26,269	17,417	34,670	(259,788)	(28,716)	209,367	(390,285)	(131,635)	(252,614)	(34,949)	64,825	126,400
Non-controlling interest	(1,444)	13,981	6,983	738	(56)	(15)	(4,619)	(2,504)	(3,548)	(2,572)	(1,569)	(1,928)	(393)	(281)	(514)	(29,631)	(23,917)	(44,382)	(37,921)	(14,346)	(43,404)
Profit attributable to the Parent	457,732	115,791	34,020	63,438	49,284	38,617	62,360	54,105	65,760	23,697	15,848	32,742	(260,181)	(28,997)	208,853	(419,916)	(155,552)	(296,996)	(72,870)	50,479	82,996
BALANCE SHEET
Assets	3,136,159	2,983,319	2,893,124	559,885	515,522	490,233	560,617	535,977	533,226	302,316	305,286	344,149	6,298,018	6,217,779	6,299,994	(2,705,541)	(2,364,831)	(2,453,640)	8,151,454	8,193,052	8,107,086
Noncurrent	1,987,946	1,676,252	1,787,326	206,242	190,003	182,396	362,117	341,597	334,642	104,953	113,142	128,526	5,761,330	5,837,597	5,793,234	(2,129,099)	(1,737,825)	(1,713,854)	6,293,489	6,420,766	6,512,270
Current	1,148,213	1,041,921	1,105,798	350,110	325,519	307,837	198,380	194,272	198,571	197,363	191,706	215,623	536,688	380,182	505,452	(576,442)	(618,702)	(738,984)	1,854,312	1,514,898	1,594,297
Assets classified as held for sale	0	265,146	0	3,533	0	0	120	108	13	0	438	0	0	0	1,308	0	(8,304)	(802)	3,653	257,388	519
Equity and liabilities	3,136,159	2,983,319	2,893,124	559,885	515,522	490,233	560,617	535,977	533,226	302,316	305,286	344,149	6,298,018	6,217,779	6,299,994	(2,705,541)	(2,364,831)	(2,453,640)	8,151,454	8,193,052	8,107,086
Equity	1,824,407	515,328	485,619	162,114	247,215	226,418	402,467	369,825	309,492	149,551	126,208	138,506	1,850,147	1,516,989	1,528,111	(1,738,501)	(1,402,546)	(1,429,910)	2,650,185	1,373,019	1,258,236
Noncurrent	149,355	735,775	926,743	150,825	24,566	27,504	10,104	15,110	15,122	789	1,052	3,807	3,603,960	1,908,037	2,069,136	(388,537)	(333,074)	(290,943)	3,526,496	2,351,466	2,751,369
Current	1,162,397	1,524,393	1,480,762	246,946	243,741	236,311	148,046	151,042	208,612	151,976	178,026	201,836	843,911	2,792,753	2,702,747	(578,503)	(626,822)	(732,787)	1,974,773	4,263,133	4,097,481
Liabilities classified as held for sale	0	207,823	0	0	0	0	0	0	0	0	0	0	0	0		0	(2,389)	0	0	205,434	0

* "Other" include Prisa Brand Solutions, S.L.U., Digital, Distribution, Promotora de Informaciones, S.A., Prisaprint, S.L., Promotora de Actividades América 2010, S.L,, Prisa División Inmobiliaria, S.L., Prisa Inc., Prisa División Internacional, S.L., Prisa Finance (Netherlands) BV, GLP Colombia, Ltda., Vertix, SGPS, S.A. y Oficina del Autor, S.L.

Table of  Contents

In relation to the audiovisual segment, the breakdown, by business line, of the main items under “Profit/(loss) from operations” is as follows:

	Thousands of euros
	2010			2009			2008
	Pay television	Free-to-air television	Other	Pay television	Free-to-air television	Other	Pay television	Free-to-air television	Other
Revenue	1,035,733	155,983	78,066	1,244,633	183,790	91,565	1,524,908	176,229	118,475
Other income	98,256	886	3,477	4,728	2,864	1,874	17,361	3,889	17,311
TOTAL OPERATING INCOME	1,133,989	156,869	81,543	1,249,361	186,654	93,439	1,542,269	180,118	136,786

Cost of materials used	(535,772)	(16,364)	(12,391)	(628,826)	(19,066)	(7,744)	(819,576)	(47,528)	(15)
Staff costs	(108,509)	(23,468)	(41,973)	(102,971)	(34,776)	(50,204)	(108,328)	(23,346)	(50,644)
Other operating expenses	(315,644)	(33,952)	(89,891)	(330,282)	(46,595)	(92,755)	(376,539)	(28,106)	(127,831)
TOTAL OPERATING EXPENSES	(959,925)	(73,784)	(144,255)	(1,062,079)	(100,437)	(150,703)	(1,304,443)	(98,980)	(178,490)

PROFIT/(LOSS) FROM OPERATIONS	174,064	83,085	(62,712)	187,282	86,217	(57,264)	237,826	81,138	(41,704)

At December 31, 2010 and 2009, the non-current and current assets and liabilities directly related to the free-to-air TV business, as well as the current assets and liabilities directly allocable to that business, correspond to the free-to-air Grupo Media Capital “TVI,” as Cuatro’s assets were classified at December 31, 2009 as held for sale, while at December 31, 2010 the business had been sold. At December 31, 2008, non- current and current assets and liabilities of “Cuatro” were classified in their respective lines in the accompanying consolidated balance sheet. The related amounts are as follows:

	12/31/2010	12/31/2009	12/31/2008
Non-current assets	132,939	132,662	135,317
Current assets	134,820	123,393	304,316
Current liabilities	(113,418)	(98,484)	(246,146)

The other assets and liabilities are either allocable to the pay TV and audiovisual production businesses or are deemed to be shared by the various business lines of the audiovisual segment.

The Group’s activities are located in Europe and America. Operations in Europe are carried out mainly in Spain, although since 2005 the Group has expanded into Portugal. The activities in America are located mainly in Brazil, Mexico and Colombia.

The breakdown of certain of the Group’s consolidated balances based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros
	Europe			America			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue	2,106,231	2,416,322	2,853,869	581,542	507,412	492,268	2,687,773	2,923,734	3,346,137
Other income	128,561	44,153	341,123	6,397	7,233	7,478	134,958	51,386	348,601

Profit/(loss) before non-controlling interests and tax	(29,949)	76,275	293,239	103,035	65,506	49,458	73,086	141,781	342,697

Total assets	7,577,468	7,707,598	7,689,065	573,986	485,455	418,021	8,151,454	8,193,052	8,107,086

Table of  Contents

(21)	TAX MATTERS

As indicated under “Accounting Policies,” Promotora de Informaciones, S.A. files consolidated income tax returns in Spain, in accordance with the Spanish Corporation Tax Law, and is the Parent of consolidated tax group 2/91, which includes all its subsidiaries (see Appendix I) that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups.

As a result of disinvestments carried out in the audiovisual segment during 2010, Prisa Televisión, S.A.U. subsidiaries were excluded from the consolidated tax group of which Promotora de Informaciones, S.A. is the parent; therefore, these companies now file individual tax returns.

Also, on January 1, 2009, Prisa Radio, S.L. created its own consolidated tax group in Spain, identified with number 194/09, which also comprises the subsidiaries that meet the statutory requirements for application of the consolidated tax regime (see Appendix I).

Lanza, S.A. de C.V. (Mexico) files consolidated tax returns in Mexico together with its Mexican subsidiaries.

GLR Services, Inc. also files consolidated tax returns in the United States together with its subsidiaries that meet the requirements for application of this special consolidated tax regime.

Media Global, SGPS, S.A. and the companies in which it directly or indirectly holds at least 90% of the share capital and which also meet the conditions required under Portuguese law constitute a consolidated tax group in Portugal.

The other Group subsidiaries file individual tax returns in accordance with the tax legislation prevailing in each country.

In 2010 and prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Chapter VIII of Title VII of the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of March 5. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of tax credits for the reinvestment of extraordinary income under Article 21 of repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this Law are made in the notes to the financial statements of the corresponding companies.

In 2007, 2008 and 2009 several Group companies took the tax credit for reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law amounting to EUR 36,321 thousand, EUR 179,935 thousand and EUR 1,226 thousand, respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved.

Lastly, a company belonging to the consolidated tax group availed itself of the tax credit for the reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law, and applied the reinvestment tax credit to income amounting to EUR 41,805 thousand in 2010, thereby fulfilling the obligation to reinvest the selling price in the acquisition of non-current financial assets, pursuant to the terms established by this Law.

During the year, certain companies within tax group deducted, for tax purposes, impairment losses on equity interests from taxable income, an extra-accounting deduction provided for under article 12.3 of the Spanish Corporation Tax Law. The disclosure requirements of this Law were met in the notes to the financial statements of these companies.

Table of  Contents

a)           Reconciliation of the accounting profit to the taxable profit

The following table shows a reconciliation of the result of applying the current standard tax rate in Spain to consolidated net accounting profit, calculated under International Financial Reporting Standards, to the consolidated Group’s income tax expense for 2010, 2009 and 2008.

			2008
	2010	2009	Consolid. Income Statement	Equity	Total
CONSOLIDATED NET PROFIT UNDER IFRSs	73,086	141,781	342,697	-	342,697
Tax charge at 30%	21,926	42,534	102,809	-	102,809

Consolidation adjustments	17,534	6,626	3,245	-	3,245
Permanent differences (1)	34,961	15,461	44,287	8,754	53,041
Tax loss carryforwards	(780)	(1,610)	(9,164)	-	(9,164)
Tax credits and tax relief (2)	(4,566)	(487)	(30,495)	-	(30,495)
Effect of applying different tax rates (3)	(8,178)	(1,210)	(8,964)	-	(8,964)
INCOME TAX	60,897	61,314	101,718	8,754	110,472

ADJUSTMENT OF PRIOR YEARS' TAX (4)	6,611	521	(639)	-	(639)
FOREIGN TAX EXPENSE (5)	3,820	2,191	2,546	-	2,546
EMPLOYEE PROFIT SHARING (6)	1,696	3,042	1,965	-	1,965
TOTAL INCOME TAX	73,024	67,068	105,590	8,754	114,344

(1)
The permanent differences are due mainly to: (i) certain non-deductible costs and provisions; (ii) the exemption of foreign-source dividends; and (iii) foreign tax expenses arising from withholdings at source.

(iv) The impact of additions from pending eliminations from the defunct tax group of Prisa Televisión, S.A.U., as a result the restructuring in the audiovisual area (see Note 3).

(2)
The Spanish Prisa reporting Group companies took a domestic dividend double taxation tax credit on dividends not elimination on consolidation, an international double taxation credit and a tax credit provided for in Article 20 of Law 49/2002, of December 23, on the Tax Regime of Not-for-Profit-Entities and Tax Incentives for Patronage.

(3)	Relating to the effect of taxation of profits from american and european subsidiaries at different rates.

(4)
Including the impact on the income statement of the adjustment of income tax from prior years. The accounting cancellation of certain credits for investment-related deductions are recognized under assets for EUR 15,000 thousand in 2010, despite the fact that the companies involved reserve the right to apply them in the future.

(5)	This relates to the expense for taxes paid abroad and arose from withholdings at source on the income from exports of services provided by the Group’s Spanish companies abroad.

(6)	This is an additional component of the income tax expense in countries such as Mexico.

Table of  Contents

b)           Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at 2010 year-end (in thousands of euros):

2010-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2010	Additions	Disposals	12/31/2009
Non-deductible provisions	8,843	2,927	(79)	5,995
Non-capitalizable assets	37	-	-	37
Tax loss carryforwards	769,417	1,405	(235,549)	1,003,561
Unused tax credits recognized	244,313	2,336	(40,192)	282,169
Other	23,420	4,347	(2,985)	22,058
Total	1,046,030	11,015	(278,805)	1,313,820

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2010	Additions	Disposals	12/31/2009
Impairment losses on equity investments and goodwill	20,061	504	(44,809)	64,366
Deferral for reinvestment of extraordinary income	6,244	-	(103)	6,347
Accelerated depreciation and amortization	505	-	(17)	522
Other	1,745	420	(239)	1,564
Total	28,555	924	(45,168)	72,799

2009-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2009	Additions	Disposals	12/31/2008
Non-deductible provisions	5,995	1,991	(2,314)	6,318
Non-capitalizable assets	37	-	(208)	245
Tax loss carryforwards	1,003,561	3,920	(7,947)	1,007,588
Unused tax credits recognized	282,169	14,987	(3,545)	270,727
Other	22,058	11,248	(2,787)	13,597
Total	1,313,820	32,146	(16,801)	1,298,475

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2009	Additions	Disposals	12/31/2008
Impairment losses on equity investments and goodwill	64,366	129	(5,896)	70,133
Deferral for reinvestment of extraordinary income	6,347	85	(240)	6,502
Accelerated depreciation and amortization	522	-	(21)	543
Exchange differences	-	-	(47)	47
Other	1,564	232	(721)	2,053
Total	72,799	446	(6,925)	79,278

Table of  Contents

The tax assets and liabilities on the consolidated balance sheet at December 31, 2010 and December 31, 2009 are recognized at their estimated recoverable amount.

There are no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

There are no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognized in this connection.

The majority of the balance of deferred tax assets corresponds to tax credits arising from tax loss carryforwards and tax credits for investments mainly arising from Prisa’s 2/91 and Prisa Radio’s 194/09 tax consolidation groups, as well as for the entities comprising Prisa Televisión, S.A.U.’s former tax consolidation group. These deferred tax assets were recognized in accordance with the criteria set forth in “Account policies.”

When the Prisa Televisión Group paid its 2008 income tax, it reassigned the tax loss carryforwards and unused tax credits of the Consolidated Group to each of the different companies comprising it at that date. Also, as a result of the elimination of the Prisa Televisión tax group in 2008, it also reassigned the tax loss carryforwards of the consolidated tax group and of individual companies prior to their inclusion in the tax group in prior years, based on the criteria of the tax authorities.

Following is a detail, in thousands of euros, of the prior years’ tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

Year incurred	Amount	Last year for offset	Amount	Recognized	Not recognized
1995	163	2010	163		163
1996	738	2011	738		738
1997	78,347	2012	1,162	77,185	1,162
1998	243,700	2013	1,759	225,065	18,635
1999	370,850	2014	6,275	295,339	75,512
2000	470,541	2015	13,431	408,775	61,766
2001	480,871	2016	4,800	422,260	58,611
2002	560,287	2017	27,595	473,045	87,242
2003	602,279	2018	88,562	545,021	57,258
2004	162,233	2019	22,527	95,285	66,948
2005	9,593	2020	9,593	267	9,326
2006	10,828	2021	4,582	6,348	4,479
2007	3,236	2022	389,329	0	3,236
2008	5,854	2023	2,429,004	279	5,575
2009	483	2024	483	40	443
2010	477	2025	477	172	305
Total	3,000,480		3,000,480	2,549,081	451,399

The Group recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the extinct Prisa Televisión Group. The Group also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. The recovery thereof is reasonably assured on the basis of the recent performance of the pay TV businesses and the forecasts contained in the Prisa Televisión Group’s business plan. The calculation of the fifteen-year period for the recovery of these tax credits began in 2009 (the first year the Company generated income since it was incorporated).

In this respect, Group management has a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group’s future strategy, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Prisa Televisión Group in the pay TV market in Spain were taken into account.

The main assumptions used in this business plan relate to matters such as the penetration of pay TV in Spain, Prisa Televisión Group’s share of this penetration, the trend in the number of subscribers and in the prices of the services offered by the Group and the general trend in costs, in particular programming costs within the current technological and right exploitation framework in which Prisa Televisión Group operates. In this respect, the projection for the long-term penetration of pay TV in Spain, as far ahead as 2015, is several points below the current penetration rates in neighboring countries. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that, despite the fact that the Prisa Televisión Group incurred significant losses in 2003 and 2004, mainly as a result of the restructuring process linked to the integration of DTS, Distribuidora de Televisión Digital, S.A. into the Group, it will foreseeably report rising earnings figures at medium term which, together with its restructuring will enable the tax assets recognized by the Prisa Televisión Group to be recovered.

Also, as a result of the disposals and reorganization in the audiovisual area, nearly the entirety of Prisa Televisión, S.A.U.’s tax credits have been used.

Table of  Contents

The breakdown, by country, of the tax loss carryforwards of the Group’s foreign companies is shown below (in thousands of euros):

Your generated	USA	MEXICO	BRAZIL	CHILE	ARGENTINA	COLOMBIA	PORTUGAL	TOTAL
1993	1,288							1,288
1994	1,315							1,315
1995	1,569							1,569
1996	110							110
1997	1,757							1,757
1998	1,726							1,726
1999	2,943							2,943
2000	3,874							3,874
2001	3,257							3,257
2002	1,887							1,887
2003	2,910							2,910
2004	3,132						4,100	7,732
2005	3,068						6,220	9,288
2006	7,252						1,996	9,248
2007	5,361				1,332		2,360	9,053
2008	6,339	931	30		560		44	7,904
2009	6,226	3		11,110	693	139		18,171
2010	3,334		20	5,733				9,087
TOTAL	57,348	934	50	16,843	2,585	139	14,720	92,619

RECOGNIZED		934		16,843	905		2,452	21,134
NOT RECOGNIZED	57,348		50		1,680	139	12,268	71,485

Period for offset	20 years	10 years	No limit	No limit	5 years	No limit	6 years

c)  Years open for review by the tax authorities

The years open for review by the tax authorities for the main taxes vary from one consolidated company to another, although they are generally the last four years, with the exceptions discussed below.

The tax authorities inspected certain companies within the consolidated tax and accounting scope, and several tax assessments were issued for the following: personal income tax withholdings and payments, VAT, single revaluation tax and income tax. At the date of the preparation of the accompanying financial statements, appeals were filed for the following companies related to the corresponding items:

Company	Tax	Years
Parent - Promotora de Informaciones, S.A.	Consolidated income tax	1992 to 1996
Subsidiaries
Diario El País, S.L.	Personal income tax withholdings	1994 to 1996
Sociedad Española de Radiodifusión, S.L.		1990 and 1992
	Income tax	1993
Withholdings from income from movable capital

Since the Group does not concur with the criteria applied by the tax authorities, it has filed appeals at the appropriate instances against virtually all the tax assessments issued. The Supreme Court handed down a decision on the appeal filed against the income tax settlements from 1992 to 1994.  The settlements for the other years have not yet been resolved. However, the Company filed an appeal for the protection of constitutional rights at the Spanish Constitutional Court in relation to the settlements from 1992 to 1994, which at the date of preparation of these consolidated financial statements had not yet been resolved, except for the settlement relating to 1992, which was paid by the Company. The disciplinary proceedings relating to consolidated income tax from 1992 to 1994 were suspended in full. However, the Group has recorded a provision of EUR 11,408 thousand (see Note 14) to cover, inter alia, any payments that it might have to make in this connection in the future. Guarantees have been provided for the total amount of the assessments, the execution of which was therefore stayed or, where appropriate, paid.

A favorable sentence was handed down by the Supreme Court regarding the settlement of Sociedad Española de Radiodifusión S.L.’s 1993 tax on income from movable capital totaling EUR 4,404 thousand.

The Antena 3 de Radio, S.A. consolidated tax group was audited by the tax authorities in 2005. The tax authorities reviewed the following years and taxes: 2000, 2001 and 2002 for income tax, and January 2001 to December 2002 for VAT, personal income tax withholdings and prepayments (employees and professionals) and tax on income from movable capital. As a result of the tax audit, an assessment amounting to EUR 3,499 thousand was issued in respect of the consolidated income tax, which was signed on a contested basis. The appropriate pleas were filed against these assessments and a decision upholding the final tax assessments was rendered. The related claim was filed at the Madrid Regional Economic- Administrative Tribunal against the decision, the execution of which was stayed in return for the provision of a guarantee. The Court handed down a decision, partially upholding the claim filed in respect of substantially all of the deficiency and interest and set aside the penalty.

To comply with the resolution issued by the Regional Economic-Administrative Tribunal, during 2010 the Tax Authorities reopened the 2001- 2002 income tax inspection. No significant additional liabilities for the Company are expected to arise in the event of a tax inspection.

Table of  Contents

In 2006, the tax authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001 and 2002 and for VAT, personal income tax withholdings and repayments (employees and professionals), tax on property income, tax on income from movable capital and non-resident income tax for the following companies and years:

Company	Years
Parent - Promotora de Informaciones, S.A.	June 2000 to May 2004
Subsidiaries
Diario El País, S.L.	June 2000 to May 2004
Sociedad Española de Radiodifusión, S.L.	June 2000 to May 2004
Gerencia de Medios, S.A.	January 2001 to December 2003
Ítaca, S.L.	January 2001 to December 2002
Mateu Cromo Artes Gráficas, S.A.	January 2001 to December 2002
Promotora de Emisoras de Televisión, S.A.	January 2001 to December 2003
Grupo Empresarial de Medios Impresos, S.L.	January 2001 to December 2003
Grupo Santillana de Ediciones, S.L.	January 2001 to December 2003
Santillana Educación, S.L.	January 2001 to December 2003
Santillana Ediciones Generales, S.L.	January 2001 to December 2003

The decisions handed down on the appeals filed against the decisions upholding the final tax assessments issued for each year (1999 to 2002) for income tax (which partially upheld the pleas) confirmed settlements totaling EUR 34,867 thousand (deficiency plus late-payment interest). Appeals were filed at the Central Economic-Administrative Tribunal against these decisions. The decisions handed down by the aforementioned Tribunal, partially upholding the Group’s claims and adjudging the settlements relating to all those years to be null and void, were appealed at the National Appellate Court. Payment of this amount was stayed and the related guarantee was provided. At the date of preparation of these consolidated financial statements, the decisions for 1999 and 2000 -partially upholding the Group’s claims- had been received, confirming the tax authorities’ stance with regard to regularization of the export tax credit which, in the aforementioned years, amounted to EUR 4 million. Since the Company does not agree with the decision of the National Appellate Court, it is going to file the corresponding cassation appeals at the Supreme Court. In view of the varying interpretations that can be made of tax legislation, the outcome of the present review might give rise to tax liabilities which cannot be objectively quantified at the present time. The directors consider that the tax criteria applied by the companies were appropriate and that there are sufficient grounds for defense so as to expect a favorable decision in respect of the disputed items including, inter alia, the export tax credit, within the proceedings in progress in relation to the tax audits. Accordingly, the directors do not expect any material liabilities to arise for the Group as a result of the current tax audit that might have an effect on the consolidated financial statements.

The other taxes audited did not give rise to any assessment or the amount of the assessment was not material and has been paid or appealed against.

In 2010, the tax audit of consolidated income tax for 2003 to 2005 had been completed and the corresponding preliminary assessment was issued containing a deficiency of approximately EUR 16,960 thousand which was signed on a contested basis. The corresponding pleas were submitted against the aforementioned preliminary assessment and against the settlement agreement an economic-administrative claim was filed with the Central Economic-Administrative Tribunal, currently pending resolution. Also, the audits of personal income tax withholdings and prepayments (employees and professionals), tax on property income and tax on income from movable capital for 2004 and 2005 were completed, which gave rise to uncontested assessments that were paid in the year and a contested assessment amounting to EUR 321 thousand. Also, the tax audit of VAT from June 2004 to December 2006 was completed with uncontested assessments amounting to EUR 909 thousand paid in the year and contested assessments amounting to EUR 5,431 thousand, against which appeals have been filed at the Central Economic-Administrative Tribunal and are pending resolution.

The directors do not expect any material liabilities to arise for the Group as a result of the current tax audits that could have an effect on the consolidated financial statements.

(22)	DISTRIBUTION OF PROFIT

The proposal for the distribution of the profit of Promotora de Informaciones, S.A. for 2010 is as follows (in thousands of euros):

Amount
Basis of appropriation
Profit for the year	9,282
Distribution-
Legal reserve	928
Bylaw-stipulated reserves	928
Dividends	0.014583€ per Class B share
Voluntary reserves	Remaining balance

The proposal for the distribution of the result of Promotora de Informaciones, S.A. for 2009 and 2008 is allocate it in “Other reserves”.

Table of  Contents

(23)	EARNINGS PER SHARE

The basic earnings (loss) per share attributed to equity holders of the Parent corresponding to continuing and discontinued operations in 2010, 2009 and 2008 were the following:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Profit/(loss) for the year from continuing operations attributable to the Parent (*)	(43,364)	60,367	188,586
Loss after tax from discontinued operations	(35,011)	(9,888)	(110,707)
Profit/(loss) for the year attributable to the Parent	(78,375)	50,479	82,996
Weighted average number of ordinary shares outstanding (thousands of shares)	277,279	219,135	219,135
Basic earnings/(loss) per share of continuing operations (euros)	(0.16)	0.28	0.86
Basic loss per share of discontinued operations (euros)	(0.13)	(0.05)	(0.51)
Basic earnings/(loss) per share (euros)	(0.28)	0.23	0.38

(*) In 2010, in order to calculate basic earnings/(loss) per share, the loss from continuing operations attributable to the Parent amounting to EUR 37,859 thousand were adjusted by EUR 5,505 thousand, the amount corresponding to preferential dividends of December 2010.

Weighted average number of ordinary shares outstanding in 2010, 2009 and 2008:

	Thousands of shares
	2010	2009	2008
Ordinary shares prior to capital increase	219,135	219,135	219,135
Share capital increases
Weighted number of Class A shares	20,945	-	-
Weighted number of Class B shares	37,539	-	-
Weighted average of treasury shares	(340)	-	-
Weighted average number of ordinary shares outstanding for basic earnings per share	277,279	219,135	219,135

Basic earnings/(loss) per share was calculated by dividing the profit (loss) for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares in circulation during the period.

In 2010, the impact on the number of ordinary shares of the share subscription rights (warrants) and the conversion of Class B shares is antidilutive. Therefore, basic and diluted earnings per share amounts are the same.

(24)	EVENTS AFTER THE REPORTING PERIOD

On January 25, 2011, the Group announced that it was going to carry out a restructuring plan which would mean a reduction of 18% of its overall staff. The duration of the plan would be until the first quarter of 2012, and is designed to maintain a maximum number of jobs, and encompasses several negotiated measures including outsourcing, voluntary redundancy packages, early retirement, etc.

At the date of the preparation of the accompanying consolidated financial statements, the Company was immersed in evaluating the economic impact of these measures, which will be definitive once negotiation with labor representatives has terminated.

On January 26, 2011, due to the capital increase against cash contributions, with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa’s shareholders in general meeting on November 27, 2010, a public deed was issued declaring the capital increase corresponding to the warrants’ first exercise window. A total of 97,868 warrants were exercised, with a total of 97,868 new Class A ordinary shares were issued at the price of EUR 2 each.

Prisa’s share capital after this increase totals EUR 84,708 thousand, represented by 444,088,888 Class A ordinary shares and 402,987,000 Class B non-voting shares.

During 2011, Prisa reached an agreement with PortQuay West I B.V., a company which is controlled by Miguel Pais do Amaral, to sell 10% of Grupo Media Capital SGPS, S.A.’s share capital for approximately EUR 35 million. This agreement will be formalized during February, 2011, and will allow the buyer the option to purchase up to an additional 19.69%.

Table of  Contents

RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2010 and 2009 is as follows:

	Thousands of euros
	12/31/2010	12/31/2009

Receivable
Trade receivables	33,481	11,149
-Associates	33,357	10,890
-Related parties	124	259
Long-term loans	100,826	100,473
Short-term loans	2,187	4,083
Total	136,494	115,705
Payable
Trade payables	13,963	9,721
-Associates	13,963	9,633
-Related parties	-	88
Other payables	199	4,212
-Associates	199	167
-Related parties	-	4,045
Total	14,162	13,933

The transactions performed with related parties in 2010, 2009 and 2008 were as follows (in thousands of euros):

	12/31/2010		12/31/2009		12/31/2008
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities

Services received	22,541	30,998	9,114	68,296	4,596	78,628
Other expenses	16,955	-	19,023	-	21,016
Total expenses	39,496	30,998	28,137	68,296	25,612	78,628

Finance income	-	425	-	1,140	-	2,031
Services rendered	-	-	-	17,215	-	17,446
Other income	-	8,319	-	-	-	-
Total income	-	8,744	-	18,355	-	19,477

All the transactions with related parties were carried out on an arm’s length basis.

The aggregate amount of EUR 16,955 thousand relates to the accrued salaries of directors (see Note 26) and executives.

Table of  Contents

Remuneration of senior executives-

At December 31, 2010, senior executives of the Prisa Group are considered to be those persons who are members of the Business Management Committee and the Corporate Committee who are not executive directors, in addition to the internal audit director of Promotora de Informaciones, S.A., namely: Ignacio Santillana del Barrio, Fernando Martínez Albacete, Augusto Delkader Teig, Jesús Ceberio Galardi, Miguel Ángel Cayuela Sebastián, Matilde Casado Moreno, Iñigo Dago Elorza, Pedro García Guillén, Oscar Gómez Barbero, Javier Pons Tubio, Kamal M. Bherwani, Andrés Cardo Soria, Bárbara Manrique de Lara and Virginia Fernández Iribarnegaray. The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2010 and of the Group companies other than it, amounted to EUR 7,109 thousand (EUR 5,326 thousand in 2009 and EUR 11,111 thousand in 2008), which will be paid at short term.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 30,998 thousand includes mainly the printing services provided by various investees of Dédalo Grupo Gráfico, S.L.

The detail of other transactions performed with related parties in 2010 and 2009 is as follows (in thousands of euros):

	12/31/2010			12/31/2009
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties

Financing agreements: loans	-	99,682	-	-	99,864	-
Guarantees provided (Note 27)	-	130,000	28,763	-	130,000	28,763
Commitments/guarantees cancelled (Note 27)	-	-	-	-	-	-
Dividends and other distributed profits	-	-	-	-	-	-
Other transactions	-	-	-	-	-	-

At December 31, 2010, the aggregate amount of EUR 99,682 thousand (EUR 99,864 thousand in 2009) includes the EUR 92,625 thousand (EUR 92,359 thousand in 2009) credit facility granted to Dédalo Grupo Gráfico, S.L. (see Note 8).

(26)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2010, 2009 and 2008, the consolidated companies accrued the following amounts in respect of remuneration to Prisa’s Board members:

	Thousands of euros
	12/31/2010	12/31/2009	12/31/2008

Fixed remuneration	2,478	3,068	3,662
Variable remuneration	1,811	2,560	5,689
Attendance fees	1,833	2,341	2,837
Bylaw-stipulated directors’ emoluments	1,609	398	1,806
Share options	74	-	-
Other	2,041	5,330	153
Total	9,846	13,697	14,147

At December 31, 2008 Director´ variable remuneration included the amounts earned by senior executives relating to “long-term incentives” (LTI). This incentive, which was paid upon authorization for issue of the 2007 financial statements and for which a provision was recognised, is related to objectives tied to the achievement of the Group´s 2005-2007 Strategic Plan.

Table of  Contents

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension obligations to them.
Pursuant to Section 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and their affiliates, as defined in Section 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Investee	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde, S.A.	-	Director
Juan Luis Cebrián Echarri	Lambrakis Press, S.A.	-	Member of the Board of Directors
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L.	-	Chairman
Harry Sloan	Metro Goldwyn Mayer Inc	-	Chairman
Harry Sloan	Zenimax Media Inc	-	Director

It is also hereby stated that:

i)	a daughter of Director Mr. Juan Luis Cebrián is Director of the Spanish TV Film Area of Corporación RTVE (Radio Televisión Española);
ii)	a son of Director Mr. Alain Minc’s is the Editor of Version Femina” (a magazine edited by the Lagardère Group), and
iii)
Director Mr. Nicolas Berggruen owns 45% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

The above information corresponds to December 31, 2010. Subsequent to that date, Mr. Juan Luis Cebrián Echarri and Mr. Manuel Polanco Moreno accepted the position of Board Members of Gestevisión Telecinco, S.A. (ratified by the company’s shareholders in their general meeting held on December 24, 2010).

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company’s Annual Corporate Governance Report: Ignacio Polanco Moreno, Juan Luis Cebrián Echarri, Manuel Polanco Moreno, Gregorio Marañón y Bertrán de Lis, Diego Hidalgo Schnur and Agnés Noguera Borel.

Also, in accordance with the Section 230 above- mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2010, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

(27)	GUARANTEE COMMITMENTS TO THIRD PARTIES

Prisa acts as guarantor for bank loans and credit facilities granted to Promotora de Emisoras de Televisión, S.A. and Iberbanda, S.A. for a maximum amount of EUR 10,000 thousand and EUR 27,583 thousand, respectively.
At December 31, 2010, Prisa had provided bank guarantees amounting to EUR 135,026 thousand and USD 10,000 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis and litigation for football rights (see Note 30).

Lastly, in 2008 Dédalo Grupo Gráfico, S.L. and its investees entered into a syndicated loan and credit agreement for a maximum amount of EUR 130,000 thousand. In this financing, since November 2009 Prisa has been the guarantor of all the debt and the underlying hedges. Also, in March 2010, Prisa granted the majority shareholders of Dédalo Grupo Gráfico, S.L. a contract of indemnity vis-à-vis third-party claims as a result of actions taken to defend the interests of Prisa or following instructions received therefrom.

The Company’s directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(28)	FUTURE COMMITMENTS

The Prisa Televisión Group and the Media Capital Group have entered into purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. These commitments partially cover the Prisa Televisión Group and Media Capital Group companies’ programming needs in the years indicated.

In addition, by virtue of an agreement entered into with Indra on December 23, 2009 (see Note 5), Prisa assumed payment commitments totaling EUR 267,225 thousand with the aforementioned company for the coming seven years. In 2010, the amount corresponding to services provided amounted to EUR 14,085 thousand; therefore, pending commitments amount to EUR 253,140 thousand.

Table of  Contents

At December 31, 2010, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 1,163,540 thousand. The net amounts payable in relation to these obligations fall due as follows:

Year	Thousands of euros

2011	515,929
2012	273,415
2013	167,334
2014	99,008
2015	42,518
2016 and subsequent years	65,337
1,163,541

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfill all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might differ from those initially estimated.

In 2010, trade payables over 85 days past due for the Spanish Group companies amounted to EUR 180,268 thousand.

This pending amount exceeds the maximum legal period, and mainly corresponds to payments for which agreements have been reached with suppliers, with contracts signed for periods over the maximum 85-day period. This also includes payables to suppliers with which certain Group companies are involved in unresolved litigation.

(29)	LEGAL MATTERS

As a result of a statement of claim filed in 2004 by a local radio operator at an Argentine court against the Argentine state, the sale of the shares of Radio Continental, S.A. has not yet been approved by the Argentine government. The claimant also applied for injunctive relief whereby the grant of the approval in question should be stayed during the principal proceedings. In December 2004 the court granted the injunctive relief applied for and processing of the approval was stayed.

The decision was appealed against by the Argentine government and by the buying and selling parties, and in April 2007 the Argentine Federal Judicial Review Chamber upheld the decision to grant injunctive relief. An extraordinary appeal was filed at the Supreme Court, on which no decision has yet been handed down. The principal proceeding which should resolve the merits of the case is still in progress, although the operations of the radio stations involved have thus far not been affected.

Table of  Contents

(30)	LITIGATION AND CLAIMS IN PROGRESS

In 2003 and 2004 the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión to its subscribers. The CMT announced its decisions in connection with each case - the proceeding brought by Auna in 2004 and the proceedings brought by the other operators in 2005 - partially upholding the requests for arbitration and ordering Prisa Televisión to submit an offer for the Gran Vía and Canal + Deportes channels. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court to have these awards set aside and during 2006 the Provincial Appellate Court handed down decisions confirming the awards made by the CMT. Subsequent to the offer submitted by Prisa Televisión, S.A.U., in January 2008 the Madrid Court of First Instance no. 43 closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT.

Cableuropa, S.A.U. (Ono) also filed a claim for damage and loss against Prisa Televisión, S.A.U. at the Colmenar Viejo Court of First Instance no. 3. In its judgment of December 1, 2009, the Court ordered Prisa Televisión to pay approximately EUR 44 million plus the legal interest from when the claim was filed. An appeal against this judgment was filed at the Madrid Provincial Appellate Court and Cableuropa did not request the provisional enforcement of the judgment. Prisa Televisión estimates that there are well founded reasons for which this judgment at first instance will be revised and the aforementioned indemnity rendered null and void, although the definitive judgment will have to be awaited. Should the judgment be favorable, Cableuropa would be obliged to refund the amounts that had been paid by Prisa Televisión.

The proceedings initiated at the behest of the other operators requesting the execution of the aforementioned awards are still in progress at the respective courts.

In addition, Ono filed a claim against AVS and Prisa Televisión, S.A.U. relating to the “guaranteed minimum” of the pay per-view soccer broadcasting agreements entered into by the members of AUNA and AVS. Prisa Televisión answered the claim on May 26, 2008, and the trial was held on September 15, 2009. Its prior claims for the guaranteed minimums proved fruitless. However, in its decision of March 4, 2010, Commercial Court No. 7 of Madrid which was hearing the case upheld the claim of Ono, and obliged AVS and Prisa Televisión, S.A.U. to jointly and severally pay approximately EUR 30 million, plus an amount not yet determined for the 2007/2008 and 2008/2009 seasons (approximately EUR 29 million including interest). AVS and Prisa Televisión, S.A.U. reached an agreement with Ono to avoid the provisional execution of the ruling; they have settled on a payment calendar which begins in March, 2011. The two companies lodged an appeal against the decision and are confident that they will obtain a favorable decision at second instance since, among other reasons, they consider that the guaranteed minimum in question had already been validated in previous proceedings.

The collection societies AIE and AISGE filed a complaint against Prisa Televisión, S.A.U. seeking compensation in connection with intellectual property rights. In 2001 a decision was handed down partially upholding the complaint of these societies. The company filed an appeal which was dismissed by the Madrid Provincial Appellate Court in 2003. Prisa Televisión filed a cassation appeal against the provincial appellate court’s judgment in the related appeal, which was granted leave to proceed by the Supreme Court in 2007. AISGE requested the provisional enforcement of the judgment, since the court had issued a writ providing therefor. On April 7, 2009, the Supreme Court handed down a judgment granting Prisa Televisión leave to proceed with the cassation appeal filed, establishing that the setting of the rates for the use of the repertoire of these societies should be calculated based on, among other criteria, the use of the repertoire and the rates applied by these societies to other operators. AIE and AISGE also filed similar complaints against CanalSatélite Digital, S.L. (“CSD,” now merged with DTS) and DTS Distribuidora de Televisión Digital, S.A., which were upheld. The two companies filed appeals against this judgment at the Provincial Appellate Court, which in both cases was dismissed. The aforementioned companies filed cassation appeals at the Supreme Court, which were granted leave to proceed.

On September 15, 2010, the Supreme Court handed down its ruling related to DTS, partially upholding the ruling and only regarding AIE, for the following reasons. The Supreme Court ruled in practically identical terms regarding the appeal filed by CSD in its sentence dated December 13, 2010. In these two rulings, the Supreme Court confirmed the doctrine in the 2009 sentence.

On July 9, 2010, AISGE on the one hand, and DTS and Prisa Televisión on the other, reached an agreement regulating the use of the AISGE-managed repertoire; AIGSE agreed to settle the appeals regarding AIGSE, while maintaining its stance regarding AIE.

At the petition of AIE, on October 26, 2010, Prisa Televisión was notified of the ruling and decree of October 20 by Court of 1st instance 8 in Madrid regarding the aforementioned ruling of 2001 when Prisa Television ran Canal+, ordering the cash settlement requested by the other party. On November 11, Prisa Televisión filed a written opposition, which has still not been ruled upon. Also, in May 2007 Prisa Televisión, S.A.U., CanalSatélite Digital, S.L. and DTS, Distribuidora de Televisión Digital, S.A. filed a complaint against AISGE and AIE at the Spanish Competition Authority (currently Spanish Competition Commission “CNC”) for abuse of dominant position. In July 2008 the CNC notified AISGE and AIE that disciplinary proceedings were being initiated against them for possible abuse of their dominant position in the market. On March 5, 2009, a statement of accusations was issued. AISGE and AIE proposed an agreement to terminate proceedings, which was rejected by the CNC. By a resolution dated February 23, 2011 the CNC has determined the existence of an abuse of dominant position due to the unfair determination of fares by this collecting society among different television companies, which is forbidden by the competition law. A fine of 532.686 € has been imposed to AIE as responsible of the referred infringement.

On June 30, 2010, SGAE, on the one hand, and CSD, DTS, and Prisa Televisión on the other, reached an agreement regulating the companies’ use of the SGAE-managed repertoire; they accepted all the established reciprocal actions.

In July, 2008, all the legal and administrative procedures previously underway between AGEDI and Prisa Televisión were also similarly resolved, and have been finalized.

In 2006 Warner Sogefilms, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L. (this AIE ceased to exist on November 30, 2006), filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE’s purported unfair trade practices, which currently is unresolved.

On July 24, 2006, Audiovisual Sport, S.L., (AVS), Prisa Televisión, S.A.U., TVC Multimedia, S.L. and Mediaproducción, S.L. (Mediapro) entered into an agreement to exploit the rights of the Spanish Soccer League for the 2006/07 and subsequent seasons. The main purpose of the agreement was to maintain the model of exploiting televised soccer that has prevailed in Spain since 1997. After repeated breaches by Mediapro of the various obligations under the agreement, AVS filed a complaint against Mediapro on July 3, 2007, and lodged a supplementary pleading on July 31, 2007.

Table of  Contents

After the suspension in August 2007 of the delivery of the audiovisual signal by AVS to Mediapro, the latter continued to commit new and serious breaches of the agreement, which led to two further submissions of pleadings supplementing the original complaint, filed on August 27 and on September 12, 2007, the latter accompanied by an application for injunctive relief which was fully upheld by the Madrid Court of First Instance no. 36 in an Order dated October 8, 2007. In compliance with this order, Audiovisual Sport, S.L. deposited a guarantee of EUR 50,000 thousand, secured by Prisa Televisión, S.A.U., to guarantee the performance of the contractual obligations. The Order dated October 8, 2007, was revoked by the Madrid Provincial Appellate Court in July 2008. AVS presented a new application for injunctive relief at the Madrid Court of First Instance no. 36 for the 2008-2009 seasons which was dismissed by Order of September 12, 2008.

In the aforementioned proceedings, Mediapro filed a counterclaim against the other parties to the agreement. Prisa Televisión, S.A.U. filed its defense with respect to Mediapro’s counterclaim. Both Audiovisual Sport, S.L. (AVS) and Prisa Televisión, S.A.U. have filed claims for liability against Mediapro and the third parties cooperating with the latter. The Court’s decision of March 15, 2010, upheld the claim filed by AVS in its entirety, dismissing the counterclaim filed by Mediapro against AVS, Prisa Televisión and Televisión de Cataluña. The Court also ordered Mediapro to pay more than EUR 95 million for the amounts that should have been paid to AVS under the agreement of July 24, 2006, and also for the damage and loss arising from the aforementioned breaches. The Court also ordered Mediapro to provide AVS with the agreements entered into by Mediapro and the football clubs and to notify them of the assignment of the agreements to AVS.

The sentence was appealed by Mediapro, and AVS requested its provisional execution on June 9, 2010. The court handed down its ruling on June 21, 2010 on the request, which was suspended as a result of Mediapro’s subsequent application and filing of bankruptcy proceedings, which are still underway before Barcelona Mercantile Court number 7.

AVS also filed a claim before Barcelona Mercantile Court number 7, demanding EUR 85 million in damages not covered by the sentence handed down on March 15, 2010. Mediapro has made a proposal of a settlement with creditors (propuesta anticipada de convenio) consisting of a delay of 35 months of its payment obligations. The proposal has been favorably informed by the administrators appointed in this proceeding, but it has not been yet approved. In particular, the insolvency situation will not be finally resolved until the Court decides on several other claims made by AVS. The most remarkable are the request of a substitutive financial compensation for not having received the rights of the Spanish league soccer clubs that should have been initially assigned to AVS, according with the above referred Court’s decision of 15 March 2010, that amounts €122 million approximately; and, the challenge of several credits that AVS considers that they do not conform with Spanish insolvency law.

These procedures are not affected by the agreement dated June 4, 2009 between Prisa Televisión, CSD, and DTS Distribuidora de Televisión Digital, S.A. with Mediapro for the exploitation of audiovisual rights for soccer during the 2009/2010 and 2011/12 seasons.

In May 2007 Prisa Televisión, S.A.U. filed a claim against F.C. Barcelona, demanding performance of the agreement executed in 1999 by the Club and Telefónica Media, S.L. (currently Telefónica de Contenidos, S.A.U.), to which Prisa Televisión, S.A.U. had been subrogated in October 2003. Under this agreement, the Club assigned, inter alia, the amounts received from the participation of its teams in international competitions to Prisa Televisión, S.A.U. In this proceeding the Club filed a counterclaim against Prisa Televisión, S.A.U. and Telefónica de Contenidos, S.A.U. On January 12, 2009, a decision was handed down in this proceeding which upheld Prisa Televisión’s claims, obliging F.C. Barcelona to settle the appropriate amounts from the 2003/2004 season until the 2007/2008 season. The amounts relating to the seasons up to the 2006/2007 season were the subject of provisional enforcement and were collected by Prisa Televisión. However, Prisa Televisión requested enforcement of the judgment in relation to the amounts for 2007/2008 which was rejected by the court since it considered that in reference to this point the judgment only contained a declaration and that it did not quantify the amounts owed by FCB for this season. Prisa Televisión filed an appeal to the Barcelona Court of Justice against this court decision; on June 3, 2010, it was rejected.

Therefore, Prisa Televisión once again filed a claim against FCB for unpaid amounts during 2007/2008, which went before Court of First Instance no. 24 of Barcelona.

The original sentence handed down on January 12, 2009 was also appealed, by FCB. On September 6, 2010, the Provincial Court of Barcelona confirmed all the terms of the sentence, apart from the date from until which FCB should pay the appropriate amounts (May 4, 2007), as well as the calculation of interest on the loan in favor of Prisa Televisión. FCB has appealed this decision to the Spanish Supreme Court.

On April 8, 2008, the Investigation Unit (“IU”) of the Spanish Competition Commission resolved to initiate disciplinary proceedings, ex oficio, against different companies (including Prisa Televisión, S.A.U. and AVS) and 39 soccer clubs due to restrictive competitive practices which would affect the market for the acquisition of audiovisual rights relating to Spanish soccer events held on a regular basis and the market for the audiovisual exploitation of such rights. On August 27 the Investigation Unit of the Spanish Competition Commission (CNC) prepared a statement of accusations in which the factual conclusions of its investigation are summarized. Also, on July 10, 2009, the Investigation Unit issued a resolution proposal. On April 14, 2010, the CNC handed down its ruling, by virtue of which it fined Prisa Televisión and Mediapro EUR 150,000, and AVS EUR 100,000. These fines were based on the finding that the contract between the two parties restricted competition. Prisa Televisión has filed an administrative appeal which has not yet been ruled upon.

On December 12, 2008, the CMT issued a resolution imposing a sanction against Prisa Televisión for alleged repeated breaches of the requirements relating to the information prepared by the aforementioned company in relation to compliance with the terms and conditions of the Spanish Cabinet Resolution dated November 29, 2002, on which the integration of Vía Digital with Prisa Televisión was conditional. The CMT also handed down a decision imposing a similar penalty against AVS. Both Prisa Televisión and AVS have filed the corresponding appeals for judicial review against these decisions, although no ruling has been issued.

The Group’s directors and the internal and external legal advisers do not expect any material liabilities not already recognized to arise for the Group as a result of the outcome of these lawsuits.

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010
APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
EDUCATION
Full consolidation
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem, 720, Buenos Aires, 1001, Argentina	Publishing	Ediciones Santillana, S.A. (Argentina)	1 share
			Ítaca, S.L.	5.00%
			Santillana Ediciones Generales, S.L.	95.00%
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444, Providencia, Santiago de Chile, Chile	Publishing	Ítaca, S.L.	0.03%
			Santillana Ediciones Generales, S.L.	99.97%
Avalia Qualidade Educacional Ltda.	Avenida São Gabriel, 201 Andar 14 Cj, 1408-1409, CEP 01435-0001, Sao Paulo, Brazil	Publishing	Santillana Educación, S.L.	91.00%
Canal de Editoriales, S.A.	Juan Bravo, 38, Madrid	Retail sales	Grupo Santillana de Ediciones, S.L.	99.14%	2/91
Constancia Editores, S.A.	Estrada da Outorela 118,2795, Carnaxide Linda a Velha, Portugal	Publishing	Ítaca, S.L.	0.00%
			Santillana Educación, S.L.	100.00%
Distribuidor y Editora Aguilar A.T.A, S.A.	Calle 80, N 10-23, Santa Fé de Bogotá, Colombia	Publishing	Ediciones Grazalema, S.L.	0.01%
			Edicions Obradoiro, S.L.	0.01%
			Edicions Voramar, S.A.	0.01%
			Ítaca, S.L.	5.01%
			Santillana Ediciones Generales, S.L.	94.97%
Distribuidor y Editora Richmond, S.A.	Calle 80, N 10-23, Santa Fé de Bogotá, Colombia	Publishing	Ediciones Grazalema, S.L.	0.10%
			Edicions Obradoiro, S.L.	0.10%
			Edicions Voramar, S.A.	0.10%
			Ítaca, S.L.	4.80%
			Santillana Educación, S.L.	94.90%
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos, Edificio Zulia 1º, Caracas, Venezuela	Publishing	Editorial Santillana, S.A. (Venezuela)	100.00%
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3, Seville	Publishing	Ítaca, S.L.	0.02%	2/91
			Santillana Educación, S.L.	99.98%
Ediciones Santillana Inc.	1506 Roosevelt Avenue, Guaynabo, Puerto Rico	Publishing	Santillana Educación, S.L.	100.00%
Ediciones Santillana, S.A. (Argentina)	Leandro N, Alem, 720, Buenos Aires, 1001, Argentina	Publishing	Ítaca, S.L.	5.00%
			Santillana Educación, S.L.	95.00%
Ediciones Santillana, S.A. (Uruguay)	Constitución, 1889 -11800, Montevideo, Uruguay	Publishing	Santillana Educación, S.L.	100.00%
Edicions Obradoiro, S.L.	Ruela de Entrecercos, 22º B, 15705, Santiago de Compostela	Publishing	Ítaca, S.L.	0.01%	2/91
			Santillana Educación, S.L.	99.99%
Edicions Voramar, S.A.	Valencia, 44, 46210, Pincaya, Valencia	Publishing	Ítaca, S.L.	0.01%	2/91
			Santillana Educación, S.L.	99.99%
Editora Fontanar, Ltda.	Rua Cosme Velho, 103, Bairro Cosme Velho, Municipio do Rio de Janeiro, Brazil	Publishing	Editora Moderna Ltda.	3 shares
			Editora Objetiva, Ltda.	99.96%
Editora Moderna Ltda.	Rua Padre Adelino, 758, Belezinho, Sao Paulo, Brazil	Publishing	Santillana Educación, S.L.	100.00%
Editora Objetiva Ltda.	Rua Cosme Velho,103, Bairro Cosme Velho, Municipio do Rio de Janeiro, Brazil	Publishing	Santillana Ediciones Generales, S.L.	75.00%
Editorial Nuevo Mexico, S.A. de C.V.	Tenayuca N° 107, Col VértizNarvarte, Mexico City, Mexico	Publishing	Editorial Santillana, S.A.de C.V. (Mexico)	0.00%
			Lanza, S.A. de C.V.	100.00%
Editorial Santillana, S.A. (Colombia)	Calle 80, N 10-23, Santa Fé de Bogotá, Colombia	Publishing	Ediciones Grazalema, S.L.	0.00%
			Edicions Obradoiro, S.L.	0.00%
			Edicions Voramar, S.A.	0.00%
			Ítaca, S.L.	5.10%
			Santillana Educación, S.L.	94.90%
Editorial Santillana, S.A. (Guatemala)	7ªAvenida 11-11, Zona 9, Guatemala	Publishing	Ítaca, S.L.	0.01%
			Santillana Educación, S.L.	99.99%
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac, Casa No. 1626, contiguo al Autobanco Cuscatlan,	Publishing	Ítaca, S.L.	1.00%
	Boulevard Juan Pablo II, Tegucigalpa, Honduras		Santillana Educación, S.L.	99.00%
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9, Gazcue, Santo Domingo, Dominican Republic	Publishing	Other Companies Grupo Santillana de Ediciones, S.L.	0.05%
			Santillana Educación, S.L.	99.95%
Editorial Santillana, S.A. (Venezuela)	Rómulo Gallegos, Edificio Zulia 1º, Caracas,Venezuela	Publishing	Santillana Educación, S.L.	100.00%
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena, La Libertad, El Salvador	Publishing	Ítaca, S.L.	0.05%
			Santillana Educación, S.L.	99.95%
Editorial Santillana, S.A. de C.V. (Mexico)	Avenida Universidad 767, Colonia del Valle, Mexico City, Mexico	Publishing	Editorial Nuevo Mexico, S.A.de C.V.	1 share
			Lanza, S.A. de C.V.	100.00%
Grupo Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11, V, Olímpica, Barcelona	Publishing	Promotora de Informaciones, S.A.	0.01%	2/91
			Santillana Educación, S.L.	99.99%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

 Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Grupo Santillana de Ediciones, S.L.	Torrelaguna, 60, Madrid	Publishing	Promotora de Informaciones, S.A.	75.00%	2/91
Instituto Universitario de Posgrado, S.A.	Torrelaguna, 60, Madrid	Complementary educational services	Santillana Formación, S.L.	52.00%
Ítaca, S.L.	Torrelaguna, 60, Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Promotora de Informaciones, S.A.	0.02%
Lanza, S.A. de C.V.	Avenida Universidad 767, Colonia del Valle, Mexico City, Mexico	Creation, development and management of companies	Editorial Santillana, S.A. de C.V. (México)	0.00%
			Santillana Educación, S.L.	100.00%
N. Editorial, S.L.	Torrelaguna, 60, Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Promotora de Informaciones, S.A.	0.01%
Richmond Educaçâo, Ltda.	Rua Urbano Santos, 755, Sala 4, Bairro Cumbica, Cidade de Guarulhos, Sao Paulo, Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Richmond Publishing, S.A. de C.V.	Avenida Universidad 767, Colonia del Valle, Mexico City, Mexico	Publishing	Editorial Santillana, S.A.de C.V. (México)	0.02%
			Lanza, S.A. de C.V.	99.98%
Salamandra Editorial, Ltda.	Rua Urbano Santos 160, Sao Paulo, Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Costa Rica)	La Uruca, 200 m Oeste de Aviación Civil, San José, Costa Rica	Publishing	Ítaca, S.L.	0.01%
			Santillana Educación, S.L.	99.99%
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro, N33-347y 6 de Diciembre, Quito, Ecuador	Publishing	Santillana Educación, S.L.	100.00%
Santillana, S.A. (Paraguay)	Avenida Venezuela, 276, Asunción, Paraguay	Publishing	Ediciones Santillana, S.A. (Argentina)	0.02%
			Santillana Educación, S.L.	99.98%
Santillana, S.A. (Perú)	Avenida Primavera 2160, Santiago de Surco, Lima, Peru	Publishing	Santillana Educación, S.L.	95.00%
Santillana Canarias, S.L.	Urbanización El Mayorazgo, Parcela 14, 2-7B, Santa Cruz de Tenerife	Publishing	Ítaca, S.L.	1.00%	2/91
			Santillana Educación, S.L.	99.00%
Santillana de Ediciones, S.A.	Avenida Arce, 2333, La Paz, Bolivia	Publishing	Ítaca, S.L.	0.15%
			Santillana Ediciones Generales, S.L.	0.15%
			Santillana Educación, S.L.	99.70%
Santillana del Pacífico, S.A. de Ediciones.	Dr, Aníbal Ariztía 1444, Providencia, Santiago de Chile, Chile	Publishing	Ítaca, S.L.	1 share
			Santillana Educación, S.L.	100.00%
Santillana Ediciones Generales, S.L.	Torrelaguna, 60, Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Santillana Ediciones Generales, S.A. de C.V.	Avenida Universidad 767, Colonia del Valle, Mexico City, Mexico	Publishing	Lanza, S.A.de C.V.	4.78%
			Santillana Ediciones Generales, S.L.	95.22%
Santillana Educación, S.L.	Torrelaguna, 60, Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Santillana Formación, S.L.	Torrelaguna, 60, Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.01%
Santillana Formación, S.L. (Colombia)	Calle73, Nº 7-31, P8 TOB, Bogotá, Colombia	Consultancy services for the obtainment of quality certification by schools	Distribuidora y Editora Richmond S.A.	1.00%
			Santillana Educación, S.L.	99.00%
Santillana USA Publishing Co. Inc.	2105 NW 86th Avenue, Doral, Florida, US	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%
Sistemas Educativos de Enseñanza, S.A. de C.V.	Calle Vía Augusta, 48-50, Planta 2, Puerta 5, 08006, Barcelona	Publishing	Editorial Nuevo México , S.A. de C.V.	2.00%
			Lanza, S.A. de C.V.	98.00%
Uno Educaçâo, Ltda.	Rua Urbano Santos, 755, Sala 4, Bairro Cumbica, Cidade de Guarulhos, Sao Paulo, Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon, Calle 31, Etxebarri, Vizcaya	Publishing	Promotora de Informaciones, S.A.	0.10%	2/91
			Santillana Educación, S.L.	99.90%
Proportionate consolidation
Historia para Todos, S.A. de C.V.	Avenida Universidad 767, Colonia del Valle, Mexico City, Mexico	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	Santillana Ediciones Generales, S.A. de C.V.	50.00%
Equity method
Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50, Planta 2, Puerta 5, 08006, Barcelona	Services for marketing of digital content	Santillana Ediciones Generales, S.L.	26.66%
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria, 45, Sala 1001, Botafogo, Río de Janeiro,22270-000, Brazil	Distribution of books and literary content in digital format for electronic devices connected to internet	Editora Objetiva Ltda.	22.24%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP(*)
PRESS
EL PAÍS
Full consolidation
Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44, Madrid	Administrative, technological and legal services and the distribution of written and digital media	Diario El País, S.L. Grupo Empresarial de Medios Impresos, S.L.	93.60% 5.90%	2/91
			Prisa Digital, S.L.	0.50%
Diario El País, S.L.	Miguel Yuste, 40, Madrid	Publication and operation of El País newspaper	Promotora de Informaciones, S.A.	100.00%	2/91
Diario El País Argentina, S.A.	Leandro N. Alem, 720, Buenos Aires, 1001, Argentina	Operation of El País newspaper in Argentina	Diario El País, S.L.	88.81%
			Diario El País México, S.A. de C.V.	11.19%
Diario El País Do Brasil Distribuidora de Publicaçoes, LTDA	Rua Padre Adelino, 758 Belezinho, CEP 03303-904, Sao Paulo, Brazil	Operation of El País newspaper in Brazil	Diario El País, S.L.	99.99%
Diario El País México, S.A. de C.V.	Avenida Universidad 767, Colonia del Valle, Mexico City, Mexico	Operation of El País newspaper in Mexico	Diario El País, S.L. Lanza, S.A. de C.V. Promotora de Informaciones, S.A.	88.82% 1 share 11.18%
Ediciones El País, S.L.	Miguel Yuste, 40, Madrid	Publication, operation and sale of El País newspaper	Diario El País, S.L.	99.99%	2/91
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia, Santiago, Chile	Publication, operation and sale of El País newspaper in Chile	Ediciones El País, S.L.	99.00%
			Grupo Empresarial de Medios Impresos, S.L.	1.00%
Pressprint, S.L.U.	Miguel Yuste, 40, Madrid	Production, printing, publication and distribution of publishing products in physical and digital format	Diario El País, S.L.	100.00%	2/91
TRADE PRESS
Full consolidation
Diario As, S.L.	Albasanz, 14, Madrid	Publication and operation of As newspaper	Grupo Empresarial de Medios Impresos, S.L.	75.00%	2/91
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32, Madrid	Ownership of shares of publishing companies	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32, Madrid	Publication and operation of Cinco Días newspaper	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
			Promotora de Informaciones, S.A.	0.00%
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32, Madrid	Ownership of shares of publishing companies	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora General de Revistas, S.A.	Julián Camarillo, 29B, Madrid	Publication production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L Promotora de Informaciones, S.A.	99.96% 0.04%	2/91

Gestión de Medios de Prensa, S.A.	Gran Vía, 32, Madrid	Provision of shared services for regional and local newspapers	Grupo Empresarial de Medios Impresos, S.L.	52.63%
(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
RADIO
RADIO IN SPAIN
Full consolidation
Algarra, S.A.	García Lovera, 3, Cordoba	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%	194/09
Antena 3 de Radio, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64.64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.78%
Antena 3 de Radio de León, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99.56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Avante Radio, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Radio Club Canarias, S.A.	3.33%	194/09
			Radio Murcia, S.A.	3.33%
			Sociedad Española de Radiodifusión, S.L.	93.34%
Cantabria de Medios, S. A.	Pasaje de Peña, Nº 2, Interior, 39008, Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100.00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21, Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97.04%	194/09
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n, Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Ediciones LM, S.L.	Plazade Cervantes, 6, Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Gestiónde Marcas Audiovisuales, S.A.	Gran Vía, 32, Madrid	Production and recording of sound media	Prisa Radio, S.L.	100.00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32, Madrid	Provision of music services	Prisa Radio, S.L.	100.0%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1, Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40.00%
			Prisa Radio, S.L.	50.00%
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10, Los Llanos de Aridane, Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Onda La Finojosa, S.A.	Limosna, 2, Hinojosa del Duque, Cordoba	Operation of radio broadcasting stations	Algarra, S.A.	100.00%	194/09
Onda Musical, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49.01%	194/09
			Sociedad Española de Radiodifusión, S.L.	16.68%
			Unión Radio Servicios Corporativos, S.A.	34.30%
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3, Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46.25%
Prisa Radio, S.L. (fomerly, Sociedad de Servicios Radiofónicos Unión Radio, S.L.)	Gran Vía, 32, Madrid	Provision of services to radio broadcasting companies	Promotorade Informaciones, S.A.	73.49%
Propulsora Montañesa, S.A.	Pasaje de Peña, Nº 2, Interior, 39008, Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	90.07%	194/09
Radio 30, S.A.	Radio Murcia, 4, Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100.00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35, Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6, Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99.32%	194/09
Radio Lleida, S.L.	Calle Vila Antonia, Nº 5, Lleida	Operation of radio broadcasting stations	Radio España de Barcelona, S.A.	22.17%
			Sociedad Española de Radiodifusión, S.L.	44.33%
Radio Murcia, S.A.	Radio Murcia, 4, Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83.33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21, Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24.00%

Radiodifusora de Navarra, S.A.	Polígono Plazaola, Manzana F - 2ºA, Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Prisa Radio, S.L.	99.99%	194/09

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

				December -10
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo, Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74.60%
Sociedad de Radiodifusión Aragonesa, S.A.	Paseo de la Constitución, 21, Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
Societat de Comunicacio i Publicidat, S.L.	Parc, de la Mola, 10 Torre Caldea, 6º Escalde, Engordany, Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5, Arrecife, Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50.00%
Talavera Visión, S.L.	Plaza Cervantes 6 4º, Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100.00%
Teleser, S.A.	Gran Vía, 32, Madrid	Operation of radio broadcasting stations	Algarra, S.A.	0.95%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4.14%
			Propulsora Montañesa, S. A.	0.95%
			Radio España de Barcelona, S.A.	1.58%
			Sociedad Española de Radiodifusión, S.L.	71.64%
Teleradio Pres, S.L.	Avenidade la Estación, 5 Bajo, Albacete	Media management	Antena 3 de Radio, S.A.	75.10%
Unión Radio Digital, S.A.	Gran Vía, 32, Madrid	Operation of digital radio broadcasting concession	Antena 3de Radio, S.A.	40.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	60.00%
Unión Radio Online, S.A. (fomerly, Media Festivals, S.A.)	Gran Vía,32, Madrid	Production and organisation of shows and events	Nova Ediciones Musicales, S.A.	0.03%	194/09
			Prisa Radio, S.L.	99.97%
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32, Madrid	Holdings in radio broadcasting companies	Prisa Radio, S.L.	100.00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6, Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%
Equity method
Radio Jaén, S.L.	Obispo Aguilar, 1, Jaén	Operation of radio broadcasting stations	Prisa Radio, S.L.	35.99%
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32, Andorra	Operation of radio broadcasting stations	Prisa Radio, S.L.	33.00%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP
INTERNATIONAL RADIO
Full consolidation
Abril, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Inactive	Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
			Iberoamericana Radio Chile, S.A.	100.00%
Aurora, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Inactive	Comercializadora Iberoamericana Radio Chile, S.A.	0.02%
			Iberoamerican Radio Holding Chile, S.A.	99.98%
Blaya y Vega, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Advertising sales	Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
			Radiodifusion Iberoamerican Chile S.A.	100.00%
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá, Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.05%
Caracol Broadcasting Inc.	2100 Coral Way Miami 33145 Florida, US	Operation of radio broadcasting stations	GLR Broadcasting LLC	100.00%
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá, Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%
			Caracol Estéreo, S.A.	46.79%
			Compañía de Comunicaciones C.C.C. Ltda.	0.00%
			Promotora de Publicidad Radial, S.A.	5.06%
			Radio Mercadeo, Ltda.	0.00%
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Operation of radio broadcasting stations	GLR Chile Ltda.	99.84%
			Sociedad Española de Radiodifusión, S.L.	0.16%
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	43.45%
			Caracol Estéreo, S.A.	11.13%
			EcosdelaMontaña Cadena Radial Andina, S.A.	4.42%
			Promotora de Publicidad Radial, S.A.	19.27%
			Sociedad Española de Radiodifusión, S.L.	16.72%
Compañía de Radios, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Sale of advertising and rental of advertising space	Comercializadora Iberoamericana Radio Chile, S.A.	0.08%
			Iberoamerican Radio Holding Chile, S.A.	99.92%
Comunicaciones del Pacífico, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Operation and management of TV channels and radio stations	Comercializadora Iberoamericana Radio Chile, S.A.	66.67%
			Iberoamericana Radio Chile, S.A.	33.33%
Comunicaciones Santiago, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Operation of radio broadcasting stations	Iberoamericana Radio Chile, S.A.	25.00%
			Sociedad Radiodifusora del Norte, Ltda.	75.00%
Consorcio Radial de Panamá,S.A	Urbanización Obarrio, Calle 54 Edificio Caracol, Panama	Advisory services and commercialisation of services and products in general, and in particular to Green Emerald Business Inc.	Sociedad Española de Radiodifusión, S.L.	100.00%
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860, Buenos Aires, Argentina	Operation of radio broadcasting stations	Ediciones Santillana, S.A. (Argentina)	1.60%
			GLR Services Inc.	98.40%
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67, Nº 7-37, Piso 7, Bogotá, Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76.80%
Emisora Mil Veinte, S.A.	Calle 67, Nº 7-37, Piso 7, Bogotá, Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.72%
Fast Net Comunicaciones, S.A.	Eliodoro Yañex, Nº1783, Comuna Providencia Santiago, Chile	Telecommunications and radio broadcasting services	Comunicaciones Santiago, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1,00%
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 Biscayne Blvd, Suite 700 Miami, FL 33137, US	Operation of radio broadcasting stations	GLR Services Inc.	100.00%

GLR Chile Ltda	EliodoroYañex, Nº 1783, Comuna Providencia Santiago, Chile	Operation of radio broadcasting stations	Caracol, S.A.	0.00%
			Sociedad Española de Radiodifusión, S.L.	100.00%

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010
				December-10
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP
GLR Colombia, Ltda.	Calle 67, Nº 7-37, Piso 7, Bogotá, Colombia	Provision of services to radio broadcasting companies	Prisa División Internacional, S.L.	1,00%
			Sociedad Española de Radiodifusión, S.L.	99.00%
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87Av. d´Italie, Paris, France	Radio broadcasting	Prisa División Internacional, S.L.	20.00%
			Sociedad Española de Radiodifusión, S.L.	40.00%
GLR Networks, LLC	Baypoint Office Tower, 4770 Bi Scayne Blvd, Suite 700 Miami, FL 33137, US	Provision of services to radio broadcasting companies	GLR Services Inc.	100.00%

GLR Services Inc.	Baypoint Office Tower, 4770 Bi Scayne Blvd, Suite 700 Miami, FL 33137, US	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100.00%

GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505, US	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100.00%
Iberoamericana Radio Chile, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Sale of advertising	Grupo Latino de Radiodifusion Chile Ltda.	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Holdings and sale of advertising space	Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
			Iberoamericana Radio Chile, S.A.	100.00%
La Voz de Colombia	Calle 67, Nº7-37, Piso 7, Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	0.01%
			Sociedad Española de Radiodifusión, S.L.	75.64%
LS4 Radio Continental, S.A	Rivadavia 835, Ciudad Autónoma de Buenos Aires, Argentina	Radio broadcasting and advertising services	Corporación Argentina de Radiodifusión, S.A.	30.00%
			GLR Services Inc.	70.00%
Promotora de Publicidad Radial, S.A.	Calle 67, Nº 7-37, Piso 7, Bogotá, Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Holdings	Iberoamericana Radio Chile S.A.	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Radio Estéreo,S.A	Rivadavia 835, Ciudad Autónoma de Buenos Aires, Argentina	Radio broadcasting and advertising services	Corporación Argentina de Radiodifusión, S.A.	30.00%
			GLR Services Inc.	70.00%

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Radio Mercadeo, Ltda.	Calle 67, Nº 7-37, Piso 7, Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	29.85%
			Caracol Estéreo, S.A.	0.35%
			Ecos de la Montaña Cadena Radial Andina, S.A.	0.01%
			Emisora Mil Veinte, S.A.	0.35%
			Sociedad Española de Radiodifusión, S.L.	48.40%
			Promotora de Publicidad Radial, S.A.	0.35%
Sociedad Radiodifusora del Norte,Ltda.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80.00%
			Iberoamericana Radio Chile S.A	20.00%
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex, Nº 1783, Comuna Providencia Santiago, Chile	Rental of equipment and advertising sales	Comercializadora Iberoamericana Radio Chile, S.A.	0.10%
			Iberoamericana Radio Chile, S.A.	99.90%
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana, Ensenada 3100, Rancho Altamira Blvd Popotla y	Real estate development services	Prisa División Internacional, S.L.	1 share
	Camino al FRACC Misión del Mar, Playas de Rosarito, Baja California, US		Sociedad Española de Radiodifusión, S.L.	99.99%
Proportionate consolidation
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870, Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.01%
			Sistema Radiópolis, S.A. de C.V.	99.99%
GLR Costa Rica, S.A.	Llorente de Tibás, Edifico La Nación,San José, Costa Rica	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	50.00%
Radio Comerciales, S.A. de C.V.	Rubén Darío nº158, Guadalajara,Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	0.03%
			Sistema Radiópolis, S.A. de C.V.	99.97%
Radio Melodía, S.A. de C.V.	Rubén Darío nº158, Guadalajara, Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radio Tapatía, S.A. de C.V.	Rubén Darío nº158, Guadalajara,Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270, Mexicali Baja California, Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.01%
			Sistema Radiópolis, S.A. de C.V.	99.99%
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870, Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.00%
			Sistema Radiópolis, S.A. de C.V.	100.00%
Servicios Xezz, S.A. de C.V.	Calzadade Tlalpan 3000 col Espartaco Mexico City 04870, Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	000%
			Xezz, S.A. de C.V.	100.00%
Sistema Radiópolis, S.A.de C.V.	Avenida Vasco de Quiroga 2000, Mexico City, Mexico	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Xezz, S.A. de C.V.	Rubén Darío nº158, Guadalajara, Mexico	Operation of radio broadcastingstations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Equity method
El Dorado Broadcasting Corporation	2100 Coral Way, Miami, Florida, US	Development of the Latin radio market in the US	GLR Services INC.	25.00%
Green Emerald Business Inc.	Calle 54, Obarrio Nº 4, Ciudad de Panamá, Panama	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34.95%
WSUA Broadcasting Corporation	2100 Coral Way, Miami, Florida, US	Radio broadcasting	El Dorado Broadcasting Corporation	100.00%
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana, Ensenada 3100, Rancho Altamira Blvd Popotla y	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48.98%
	Camino al FRACC Misión del Mar, Playas de Rosarito, Baja California, US
MUSIC
Full consolidation
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32, Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Nova Ediciones Musicales, S.A.	1 share
GranVía Musical, S.A.S.	Calle 67, Nº7-37, Piso 7º, Bogotá, Colombia,	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100.00%
Lirics and Music, S.L.	Gran Vía, 32, Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
Merchandising On Stage, S.L.	Ulises, 49, 28043, Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	Gran Vía Musical de Ediciones, S.L.	70.00%
Nova Ediciones Musicales, S.A.	Gran Vía, 32, Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Promotora de Informaciones, S.A.	1 share
Planet Events, S.A.	Gran Vía, 32, Madrid	Production and organization of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
			Nova Ediciones Musicales, S.A.	0.01%
RLM, S.A.	Puerto de Santa María, 65, 28043, Madrid	Production and organization of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
RLM Colombia, S.A.S.	Calle 67, Nº7-37, Piso 7º, Bogotá, Colombia	Production and organisation of shows and events	RLM, S.A.	100.00%
Sogecable Música, S.L.	Gran Vía, 32, Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
AUDIOVISUAL
PRISA TV
Full consolidation
Audiovisual Sport, S.L	Calle Diagonal, 477, Barcelona	Management and distribution of audiovisual rights	Prisa Televisión, S.A.U.	80.00%	2/91
Centro de Asistencia Telefónica, S.A.	Campezo,1, Madrid	Provision of services	DTS, Distribuidora de Televisión Digital, S.A.	99.61%
			Compañía Independiente de Televisión, S.L.	0.39%
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Management and exploitation of audiovisual rights	DTS, Distribuidora de Televisión Digital, S.A.	99.95%
Cinemanía, S.L.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Operation of thematic television channels	DTS, Distribuidora de Televisión Digital, S.A.	10.00%
			Compañía Independiente de Televisión, S.L.	90.00%
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Television services	Prisa Televisión, S.A.U.	56.00%
Prisa Televisión, S.A.U. (fomerly, Sogecable, S.A.U.)	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Operation of TV activities	Promotora de Informaciones, S.A.	100.00%	2/91
Vía Atención Comunicación, S.L. Equity method	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Provision of digtal TV services	DTS, Distribuidora de Televisión Digital, S.A.	100.00%
	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	News agency and producer of broadcast news	Gestevisión Telecinco, S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España, S.A.U.
Agencia de Televisión Latino-Americana de Serivicios y Noticias País Vasco, S.A.U.	Ribera de Elorrieta, Pab, 7-9, Vizcaya	News agency and producer of broadcast news	Agencia de Televisión Latino-Americana de Servicios y Noticias España, S.A.U.	100.00%
Atlas Media, S.A.U.	Sant Just Desvern, Calle Bullidor, s/n,		Agencia de Televisión Latino-Americana de Servicios y Noticias España, S.A.U.	100.00%
Bigbang Media, S.L.	Calle Almagro, 3, 28010, Madrid	Production, distribution and exploitation of audiovisual rights; exploitation of industrial and intellectual property rights.	Gestevisión Telecinco, S.A.	30.00%
		Management and financial intermediation of audiovisual companies
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112, Madrid	Catalogue sales	Prisa Televisión, S.A.U.	25.00%
Canal Factoría de Ficción, S.A.	Carretera de Fuencarral a Alcobendas, Km 12, 450, 28049, Madrid	Exploitation and distribution of audiovisual products	Gestevisión Telecinco, S.A.	100.00%
Canal + Investment Inc.	Beverly Hills, California, US	Film production	Prisa Televisión, S.A.U.	60.00%
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Exploitation of audiovisual content on the internet	Gestevisión Telecinco, S.A.	100.00%
Compañía Independiente de Noticias de TV, S.L.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Television services	Sociedad General de Televisión Cuatro, S.A.	100.00%
Edam Acquisition Holding I Cooperative, U.A.		Channelling of the investment of the Consortium formed by Goldman	Mediacinco Cartera, S.L.	33.00%

Sachs Capital Partners, Cyrte Fund II B.V. and Mediacinco Cartera, S.L. in Endemol N.V., a company engaging in the creation, production and exploitation of content for television and other audiovisual platforms

Gestevisión Telecinco, S.A.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Indirect management of public service television	Prisa Televisión, S.A.U.	17.34%
Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Exploitation of rights: production and distribution of publications	Gestevisión Telecinco, S.A.	100.00%
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet, 18, 28007, Madrid	Creation, development, production and commercial exploitation of audiovisual content	Agencia de Televisión Latino-Americana de Servicios y Noticias España, S.A.U.	30.00%
Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	and financial management	Gestevisión Telecinco, S.A.	75.00%
Mi Cartera Media, S.A.U.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Multimedia exploitation of economic and financial formats and content	Agencia de Televisión Latino-Americana de Servicios y Noticias España, S.A.U.	100.00%
Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue, 1401, Suite 3311, Miami, Florida, US	Television stations and production of television content	Gestevisión Telecinco, S.A.	44.00%
Premiere Megaplex, S.A.	Calle Enrique Jardiel Poncela, 4 , 28016, Madrid	Operation of cinemas (film and video distribution)	Gestevisión Telecinco, S.A.	50.00%
Producciones Mandarina, S.L.	Calle María Tobau, 3, 28050, Madrid	Creation, development, production and commercial exploitation of audiovisual content	Agencia de Televisión Latino-Americana de Servicios y Noticias España, S.A.U.	30.00%
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70, Nº 4-60, 11001, Bogotá, Colombia	Audiovisual and communication activities	Grupo Latino de Publicidad Colombia, Ltda.	1.00%
			Promotora de Actividades Audiovisuales de Colombia, Ltda.	1.00%
			Prisa Televisión, S.A.U.	53.00%
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Exclusive advertising concessionaire of Telecinco	Gestevisión Telecinco, S.A.	100.00%

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010
				December-10
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHP	TAX GROUP (*)
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Implementation and execution of advertising projects	Publiespaña, S.A.U.	100,00%
Sociedad General de Televisión Cuatro, S.A.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Provision of free TV	Gestevisión Telecinco, S.A.	100.00%
Sogecable Editorial, S.L.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Management of intellectual property rights	Sociedad General de Televisión Cuatro, S.A.	100.00%
Sogecable Media, S.L.	Avenida de los Artesanos, 6, Tres Cantos, Madrid	Sale of advertising space	Sociedad General de Televisión Cuatro, S.A.	100.00%
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas, 4, 28049, Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	Gestevisión Telecinco, S.A.	100.00%
V-Me Media Inc.			Promotora de Informaciones, S.A.	9.16%
			Prisa Televisión, S.A.U.	23.78%
LOCAL TELEVISION
Full consolidation
Axarquía Visión, S.A.	Paseo de Reding, 7, Malaga	Provision of local television services	Málaga Altavisión, S.A.	80.00%
Canal 4 Navarra, S.L.	Avenida Sancho el Fuerte, 18, Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Canal 4 Navarra Digital, S.A.	Polígono Industrial Cordovilla, Navarra	Provision of local television services	Canal 4 Navarra, S.L.	100.00%	2/91
Collserola Audiovisual, S.L.	Plaza Narcis Oller, Nº 6 1º, 1ª, 08006, Barcelona	Provision of local television services	Legal Affairs Consilium, S.L.	92.00%	2/91
			Promotora de Emisoras de Televisión, S.A.	0.50%
Legal Affairs Consilium, S.L.	Plaza Narcis Oller, Nº 6 1º, 1ª, 08006, Barcelona	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Localia TV Madrid, S.A.	Gran Vía, 32, Madrid	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
			Promotora de Emisoras, S.L	1 share
Málaga Altavisión, S.A.	Paseo de Reding, 7, Malaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	87.24%	2/91
Marbella Digital Televisión, S.A.	Paseo de Reding, 7, Malaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Productora Asturiana de Televisión, S.A.	Asturias, 19, Oviedo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	59.99%
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2, Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	61.45%
Productora de Televisión de Córdoba, S.A.	Amatista s/n, Polígono El Granadall, Cordoba	Provision of local television services	Localia TV Madrid, S.A.	0.01%	2/91
			Promotora de Emisoras de Televisión, S.A.	99.99%
(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Productora Extremeña de Televisión, S.A.	J,M,R, "Azorín", Edificio Zeus, Polígono La Corchera, Mérida, Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	66.00%
Promoción de Actividades Audiovisuales en Canarias, S.A.	Avenida Anaga, 35, Santa Cruz de Tenerife	TV communication activities in the Canary Islands	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Promotora Audiovisual de Zaragoza, S.L.	Emilia Pardo Bazán, 18, Zaragoza	Provision of local television services	Localia TV Madrid, S.A.	0.10%	2/91
			Promotora de Emisoras de Televisión, S.A.	99.90%
Promotora de Emisoras, S.L	Gran Vía, 32, Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32, Madrid	Operation of TVchannels	Promotora de Emisoras, S.L.	75.00%	2/91
			Promotora de Informaciones, S.A.	25.00%
Telecomunicaciones Antequera, S.A.	Aguardenteros, 15, Antequera, Malaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Televisión Ciudad Real, S.L.	Ronda Carmen, 4,Ciudad Real	Production, broadcasting, publication and distribution of all manner of communication media and advertising activities	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
TV Local Eivissa, S.L.	Avenida San Jordi s/n, Edificio Residencial, Ibiza	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Equity method

Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	Calle País Valenciano 5, Ciudad Real	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	33.33%
Riotedisa, S.A.	Avenida de Portugal, 12, Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49.00%
Televisión Digital de Baleares, S.L.	Avenida Setze de Juliol, 53, Palma de Mallorca	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	40.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
MEDIA CAPITAL
Full consolidation	Avenida Liberdade, Nº 144/156 - 6º Dto, 1250-146, Lisbon, Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	Plural Entertainment Portugal, S.A.	100.00%
Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)
Chip Audiovisual, S.A.	Coso, 100, Planta 3ª puerta 4-50001, Zaragoza	Audiovisual productions for TV	Factoría Plural, S.L.	50.00%
Desenvolvimento de Sistemas de Comunicaçao, S.A. (MEDIA CAPITAL TECHNOLOGIES)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Development, maintenance and commercial operation of computer hardware and programs; management of multimedia content (images, sound, text and data)	Media Global, SGPS, S.A. (MEGLO)	100.00%

Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	Media Global, SGPS, S.A. (MEGLO)	100.00%
Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina, 24/26,1099-044, Lisbon, Portugal	Radio broadcasting	Media Capital Rádios, S.A (MCR II)	100.00%
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas, Lote 9, Vialonga, 2625-577, Vialonga, Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc.)	Plural Entertainment Portugal, S.A.	100.00%
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas, Lote 9, Vialonga, 2625-577, Vialonga, Portugal	Design, construction and installation of decorating accessories	Plural Entertainment Portugal, S.A.	100.00%
Factoría Plural, S.L.	Calle Biarritz, 2, 50017 Zaragoza	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	51.00%
Grupo Media Capital, SGPS, S. A.	Rua Mário Castlhano nº 40, Queluz de Baixo, Portugal	Holdings	Vertix, SGPS, S.A	94.69%
KimberleyTrading, S.A. (KIMBERLEY)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Media Global, SGPS, S.A. (MEGLO)	100.00%
Lúdicodrome Editora Unipessoal, Lda.	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Publication, multimedia production, distribution, consultancy, sale (mail order, telephone or other) of goods and services disseminated via catalogues, magazines, newspapers, printed or audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Holdings	Media Capital Produçoes, S.A. (MCP)	100.00%
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Holdings	Grupo Media Capital, SGPS, S. A.	100.00%
Multimedia, S.A. (CLMC)	Rua de Santo Amaroà Estrela, Nº 17 A, 1249-028, Lisbon, Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	Media Global, SGPS, S.A.(MEGLO)	100.00%
Plural Entertainment Canarias, S.L.	Dársena Pesquera, Edificio Plató del Atlántico, San Andrés 38180,	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
	Santa Cruz de Tenerife
Plural Entertainment España, S.L.	Gran Vía, 32, Madrid	Production and distribution of audiovisual content	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%	2/91
Plural Entertainment Inc.	1680 Michigan Avenue, Suite 730, Miami Beach, US	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
Plural Entertainment Portugal, S.A.	R, José Falcao, 57-3º Dt, 1000-184, Lisbon, Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	Media Capital Produçoes-Investimentos,SGPS, S.A.	100.00%
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	Media Capital Música e Entretenimento, S.A (MCME)	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION:  DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13,1 ºIzquierda, 28010, Madrid	Inactive	Plural Entertainment Portugal,S.A.	100,00%
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17, Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	Plural Entertainment España, S.L.	40,00%
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina, 24/26, 1099044, Lisbon, Portugal	Radio broadcasting, production of audio or video advertising spots	Media Capital Rádios,S.A (MCR II)	100.00%
		Advertising, production and recording of discs. Development and production of radio programmes
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano,Nº 40, 2734-502, Barcarena, Portugal	Design, preparation and performance of advertising projects (advisory promotion, supply, services, marketing and the distribution of media goods and services)	Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	100.00%
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina, 24/26, 1099-044, Lisbon, Portugal	Radio broadcastingin the areas of programme production and transmission	Media Capital Rádios, S.A (MCR II)	100.00%
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina, 24/26, 1099-044, Lisbon, Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Rede Teledifusora Independente, S.A. (RETI)	Rua Mário Castelhano, Nº 40,2734-502, Barcarena, Portugal	Installation, management and operation of the telecommunication network or networks including transport, signal transmission for TV, radio, computer data, etc.	Televisao Independente, S.A. (TVI)	100.00%
Serviços de Consultoria e Gestao,S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano, Nº 40, 2734-502, Barcarena, Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	Media Global, SGPS,S.A.(MEGLO)	100.00%
Serviçosde Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim, Nº 181, 4100-479, Porto, Portugal	Services, publication and sale of electronic goods and services	Editora Multimédia, S.A. (MULTIMÉDIA)	100.00%
		Media publication, production and distribution activities
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n, Santa Cruz de Tenerife	Audiovisual productions for TV	Plural Entertainment España, S.L.	40.00%
Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano, Nº 40, 2734502, Barcarena, Portugal	Production of multimedia, audiovisual and phonogram storage media	Media Capital Música e Entretenimento, S.A (MCME)	100.00%
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano, Nº 40, 2734502, Barcarena, Portugal	Performance of any TV related activity such as the installation, management and operation of any TV channel or infrastructure	Kimberley Trading, S.A. (KIMBERLEY)	100.00%
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32, Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Vertix, SGPS, S.A.	Rua de las Amoreiras, 107, Lisbon, Portugal	Holdings	Promotora de Informaciones, S.A.	100.00%
Equity method
Plural Jempsa, S.L.	Gran Vía, 32, Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	50.00%
Plural Entertainment Brasil Produçao de Vídeo, Ltda. (fomerly, NBP Brasil, S.A.)	Rua Padre Adelino, Nº 758, 3º andar, Quarta Parada, CEP 03303-904,	Inactive	Media Capital Produçoes-Investimentos, SGPS, S.A.	49.00%
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	Estádio Dr, Magalhaes Pessoa, 2400-000, Leiria, Portugal	Football team management	Media Global, SGPS, S.A. (MEGLO)	20.16%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
DIGITAL
Full consolidation
Infotecnia 11824, S.L.	Ronda de Poniente 7, Tres Cantos, Madrid	Provision of telecommunication services	Prisa Digital, S.L.	60,00%

Prisa Digital, S.L. (fomerly, Prisacom, S.L.)	Gran Vía, 32, Madrid	Provision of internet services	Promotora de Informaciones, S.A.	100.00%	2/91
PRINTING
Full consolidation
Prisaprint, S.L.	Gran Vía, 32, Madrid	Management of printing companies	Grupo Empresarial de Medios Impresos, S.L.	0.00%	2/91
			Promotora de Informaciones, S.A.	100.00%
Equity method
Bidasoa Press, S.L.	Calle Malilla Nº 134, 46026, Valencia	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km, 20,8, Madrid	Printing of publishing products	Prisaprint, S.L.	40.00%
Dédalo Heliocolor, S.A.	Ctra, Nacional II, Km, 48,500 Polígono Industrial Nº I, 19171,	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
	Cabanillas del Campo, Guadalajara
Dédalo Offset, S.L.	Carretera de Pinto a Fuenlabrada, Km, 20,8, Madrid	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla, Parcela 53,41700 Dos Hermanas,	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
	Seville
Gráficas Integradas, S.A.	Calle Camino de los Afligidos S/N, Alcalá de Henares, Madrid	Printing of publishing products	Dédalo Heliocolor, S.A.	100.00%	225/04
Norprensa, S.A.	Parque Empresarial IN-F, Calle Costureiras, s/n 27003, Lugo	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*) Consolidated tax group Dédalo Grupo Gráfico, S.L.: 225/04

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
DISTRIBUTION
Full consolidation
Aldipren, S.L.	Polígono Campollano, Calle de Distribución, Número 34-38,02006 Albacete	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Cronodís Logística Integral, S.L.	Calle El Rayo, Parcela 2,4,2, Polígono Industrial La Quinta/R2, 19171, Cabanillas del Campo,	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	95.00%
	Guadalajara
Districuen, S.L.	Polígono La Cerrajera, Parcela 36, Cuenca	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase, Calle Arrollo Gadea, 9, 45007, Toledo	Distribution and sale of publishing products	Grupo Cronos Distribución Integral, S.L.	79.50%
Grupo Cronos Distribución Integral, S.L.	Almanaque Nº 5, Polígono Fin de Semana, 28022, Madrid,	Distribution and sale of publishing products	Redprensa, S.L.U.	50.00%
Redprensa, S.L.U.	Gran Vía, 32, Madrid	Holdings	Promotora de Informaciones, S.A.	100.00%	2/91
Equity method
Beralán, S.L.	Igarategi Industrialdea, Nº 58, 20130, Urnieta, Guipúzcoa	Distribution of publishing products	Redprensa, S.L.U.	22.25%
Cirpress, S.L.	Polígono Tazaba II, Parcela 31, Logrezana -Carreño, 33438, Asturias	Distribution of publishing products	Redprensa, S.L.U.	24.70%
Comercial de Prensa Siglo XXI, S.A.	Calle Confianza, 1, Polígono Industrial Los Olivos, 28065, Getafe, Madrid	Distribution and sale of publishing products	Dima Distribución Integral, S.L.	100.00%
Dima Distribución Integral, S.L.	Calle Confianza, 1, Polígono Industrial Los Olivos, 28065, Getafe, Madrid	Distribution of publishing products	Redprensa, S.L.U.	33.66%
Distribución de Prensa por Rutas, S.L.	Avenida de la Industria, 22, Nave A, Coslada, Madrid	Distribution of publishing products	Dima Distribución Integral, S.L.	100.00%
Distribuciones Papiro, S.L.	C/Pasteur 15, Polígono Industrial El Montalbo, 37008 Salamanca	Distribution of publishing products	Redprensa, S.L.U.	26.35%
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra, Calle Córdoba,18-20, 18210, Peligros, Granada	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera,1, Polígono Industrial La Juaida, Viator, Almeria	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Cordobesa de Medios Editoriales, S.L.	Calle Prolongación Ingeniero Torres Quevedo s/n, Polígono Industrial de la Torrecilla,14013,Cordoba	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón, Parcela 79-81, 15199, Culleredo, A Coruña	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Distribuidora Extremeña de Publicaciones, S.L.	Polígono Industrial Prado, Calle Valencia 14, 06800 Mérida, Badajoz	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distrigalicia, S.L.	Carretera de Catabais Km, 3,300 de Ferrol, A Coruña	Storage and distribution of publishing products	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Distrimedios, S.L.	Agricultura, Parcela D-10 (P, Empresarial), Jeréz, Cadiz	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Gelesa Gestión Logística, S.L.	Almanaque Nº 5, Polígono Fin de Semana, 28022, Madrid,	Distribution of publications	Dima Distribución Integral, S.L.	100.00%
Marina BCN Distribucions, S.L.	Calle E, Nº 1, Esquina Calle 6 (Sector E), 08040, Barcelona	Distribution of publishing products	Redprensa, S.L.U.	30.00%
Prensa Serviodiel, S.L.	Polígono Tartessos 309, Calle A, 21610, San Juan del Puerto, Huelva	Distribution of publishing products	Distrimedios, S.L.	70.00%
Souto, S.L.	Polígono Industrial Oceao, Calle Da Industria, 107, 27003, Lugo	Distribution of publications	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Suscripciones de Medios Editoriales, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10, 11407, Jeréz de la Frontera, Cádiz	Distribution of publishing products	Distrimedios, S.L.	100.00%
Trecedis, S.L.	Calle Avenida de Bruselas, 5, Arrollo de la Vega, 28108, Alcobendas, Madrid	Distribution of publications	Beralán, S.L.	8.14%
			Cirpress, S.L.	8.14%
			Distribución de Prensa por Rutas, S.A.	2.36%
			Distribuciones Papiro, S.L.	8.14%
			Distribuidora de Publicaciones Boreal, S.L.	8.14%
			Distrimedios, S.L.	8.14%
			Grupo Cronos Distribución Integral, S.L.	8.14%
			Marina BCN Distribucions, S.L.	8.14%
			Val Disme, S.L.	8.14%
Val Disme, S.L.	Calle Dels Argenters 4, P,I, Vara de Quart, 46014, Valencia	Distribution of publishing products	Redprensa, S.L.U.	23.75%
MEDIA ADVERTISING SALES
Full consolidation
Prisa Brand Solutions, S.L.U. (fomerly, Box News Publicidad, S.L.U)	Gran Vía, 32, Madrid	Contracting of advertising exclusives	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa Innova, S.L.	Gran Vía, 32, Madrid	Management of promotional products and services	Prisa Brand Solutions, S.L.U.	99.95%	2/91
			Diario El País, S.L.	0.05%
Solomedios, S.A.	Gran Vía, 32, Madrid	Advertising management	Prisa Brand Solutions, S.L.U.	99.97%	2/91
			Promotora de Informaciones, S.A.	0.03%

(*) Consolidatedtax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION DECEMBER 2010

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December-10
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
OTHER
Full consolidation
GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200, Bogotá, Colombia	Operation and sale of all manner of advertising	Prisa División Internacional, S.L.	100.00%
Liberty Acquisition Holdings Virginia, Inc.	Gran Vía, 32, Madrid	Holdings	Promotora de Informaciones, S.A.	100.00%
Prisa División Inmobiliaria, S.L.	Gran Vía, 32, Madrid	Lease of commercial and industrial premises	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa División Internacional, S.L.	Gran Vía, 32, Madrid	Holdings in foreign companies	Grupo Empresarial de Medios Impresos, S.L.	0.00%	2/91
			Promotora de Informaciones, S.A.	100.00%
Prisa Finance (Netherlands) BV	Gran Vía, 32, Madrid	Holdings in and financing of companies	Promotora de Informaciones, S.A.	100.00%
Prisa Inc.	5300 First Union Financial Centre, Miami, Florida, US	Management of companies in the US and North America	Prisa División Internacional, S.L.	100.00%
Promotora de Actividades América 2010, S.L.	Gran Vía, 32, Madrid	Production and organisation of activities and projects marking the bicentenary of American Independence	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora de Actividades América 2010 -México, S.A. de C.V.	Avenida Paseo de la Reforma 300, Piso 9, Col, Juárez, 06600,	Development, co-ordination and management of all manner of	Prisa División Internacional, S.L.	1 share
	Mexico City, Mexico	international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L.	100.00%
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80,1023 , Bogotá, Colombia	Production and distribution of audiovisual content	Prisa División Internacional, S.L.	99.00%
			Promotora de Informaciones, S.A.	1.00%
Equity method			Promotora de Informaciones, S.A.	9.16%
V-Me Media Inc.
			Prisa Televisión, S.A.U.	23.78%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Table of  Contents

KEY FINANCIAL AGGREGATES OF THE COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

APPENDIX II

	December 2010				December 2009
INVESTEE	TOTAL ASSETS	EQUITY	OPERATING INCOME	NET PROFIT (LOSS)	TOTAL ASSETS	EQUITY	OPERATING INCOME	NET PROFIT (LOSS)

EDUCATION

Distribuidora Digital de Libros, S.A.	722	465	2	(500)	N/A	N/A	N/A	N/A
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	162	155	0	(139)	N/A	N/A	N/A	N/A

RADIO

RADIO IN SPAIN

Radio Jaén, S.L.	1,776	1,428	1,424	(8)	1,671	1,437	1,376	(94)
Unión Radio del Pirineu, S.A.	666	474	481	80	588	417	469	84

INTERNATIONAL RADIO

El Dorado Broadcasting Corporation	457	(1,303)	0	(2)	416	(1,184)	0	0
Green Emerald Business Inc.	1,320	(1,954)	925	(65)	1,034	(1,718)	647	(256)
WSUA Broadcasting Corporation	4,074	(4,134)	419	(98)	3,775	(3,671)	312	(381)
W3 Comm Concesionaria, S.A. de C.V.	1,170	(799)	478	(1)	1,009	(694)	460	45

AUDIOVISUAL

PRISA TV

Canal Club de Distribución de Ocio y Cultura, S.A.	6,402	5,597	18,253	907	5,845	5,446	14,139	788
Canal + Investment Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Compañía Independiente de Noticias de TV, S.L.	14,443	(1,316)	40,401	(2,274)	12,398	(5,673)	37,459	(303)
Gestevisión Telecinco, S.A. and subsidiaries	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Promotora Audiovisual de Colombia PACSA, S.A.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sociedad General de Televisión Cuatro, S.A.	260,321	55,923	359,967	(12,857)	N/A	N/A	N/A	N/A
Sogecable Editorial, S.L.	501	290	408	285	N/A	N/A	N/A	N/A
Sogecable Media, S.L.	140,871	(955)	332,102	1,072	N/A	N/A	N/A	N/A
V-Me Media Inc.	13,415	9,921	3,751	(12,751)	N/A	N/A	N/A	N/A

LOCAL TELEVISION

Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	N/A	N/A	N/A	N/A	1,455	(130)	N/A	(451)
Riotedisa, S.A.	N/A	N/A	N/A	N/A	386	(478)	N/A	(84)
Televisión Digital de Baleares, S.L.	1,186	1,162	0	(14)	N/A	1,176	N/A	(12)

MEDIA CAPITAL

Empresa Europeia de Produçao de Documentários, Lda. (NANNOK)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Plural - Jempsa, S.L.	0	349	0	(175)	N/A	N/A	N/A	N/A
Plural Entertainment Brasil Produçao de Vídeo, Ltda. (formerly, NBP Brasil, S.A.)	223	(27)	0	(105)	N/A	N/A	N/A	N/A
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

PRINTING

Dédalo Grupo Gráfico, S.L. and subsidiaries	322,262	(154,479)	99,971	(84,012)	224,934	(47,502)	97,680	(34,047)

DISTRIBUTION

Beralán, S.L.	16,960	4,902	141,223	1,067	16,063	6,456	140,726	2,604
Cirpress, S.L.	7,107	1,614	30,743	138	6,223	1,845	30,336	609
Comercial de Prensa Siglo XXI, S.A.	7,211	(2,090)	73,094	(2,001)	N/A	N/A	N/A	N/A
Dima Distribución Integral, S.L.	4,176	4,283	3,833	(378)	500	500	0	0
Distribución de Prensa por Rutas, S.L.	2,988	81	26,484	74	N/A	N/A	N/A	N/A
Diserpe, S.R.L.U.	N/A	N/A	N/A	N/A	1,038	573	3,423	128
Distribuciones Papiro, S.L.	5,220	2,120	50,214	724	5,390	1,997	52,072	600
Distribuciones Ricardo Rodríguez, S.L.	3,777	459	26,890	289	3,466	175	26,934	295
Distribuidora Almeriense de Publicaciones, S.L.	2,454	588	15,041	169	2,606	418	14,808	138
Distribuidora Cordobesa de Medios Editoriales, S.L.	3,341	220	22,755	144	4,496	151	22,375	143
Distribuidora de Publicaciones Boreal, S.L.	18,348	8,777	39,204	801	17,275	7,931	39,917	566
Distribuidora Extremeña de Publicaciones, S.L.	9,890	2,158	32,923	701	10,252	1,605	34,634	557
Distribuidora Jienense de Publicaciones, S.L.	N/A	N/A	N/A	N/A	1,956	331	12,273	36
Distrigalicia, S.L.	6,164	2,790	27,643	217	6,547	2,314	27,874	475
Distrimedios, S.L.	50,580	862	105,196	55	36,492	3,053	99,960	2,077
Gelesa Gestión Logística, S.L.	10,045	(576)	94,650	(691)	N/A	N/A	N/A	N/A
Logintegral Distribución Madrid, S.L.U.	1,590	(113)	22,453	(116)	N/A	N/A	N/A	N/A
Marina BCN Distribucions, S.L.	29,382	6,685	139,447	1,260	28,727	5,727	140,235	1,161
Prensa Serviodiel, S.L.	1,979	429	12,232	302	1,779	277	11,863	275
Souto, S.L.	2,468	1,050	9,053	448	2,230	827	8,478	129
Suscripciones de Medios Editoriales, S.L.	7,498	266	5,872	70	2,014	440	5,861	90
Trecedis, S.L.	11,747	3,003	145,859	152	13,351	2,853	168,656	190
Val Disme, S.L.	25,428	7,786	159,580	1,058	25,019	6,188	154,426	1,102

Table of  Contents

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Dédalo Grupo Gráfico, S.L.
Madrid, Spain

We have audited the accompanying consolidated balance sheet of Dédalo Grupo Gráfico, S.L. and subsidiaries (the “Company”) as of December 31, 2010, and the consolidated income statements, consolidated statements of recognized income and expense, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2010 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2010 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2008, in conformity with International Financial Reporting Standards as issued by the IASB (IFRS-IASB).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2(h) to the consolidated financial statements, the Company’s recurring losses from operations and stockholders’ capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2(h) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain
June 30, 2011

Table of  Contents

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009
(Thousands of euros)

ASSETS	Notes	12/31/10	12/31/09(*)	EQUITY AND LIABILITIES	Notes	12/31/10	12/31/09(*)

A) NON-CURRENT ASSETS		132,855	146,525	A) EQUITY	Note 11	(110,015)	(88,006)

I. INTANGIBLE ASSETS	Note 5			A-1) SHAREHOLDERS' EQUITY		(110,015)	(88,006)
1. Industrial Property		-	1
2. Computer software		331	488	I. SHARE CAPITAL		28,458	28,458
		331	489
II. PROPERTY, PLANT AND EQUIPMENT	Note 6			II. SHARE PREMIUM		91,085	91,085
1. Land		5,345	5,345
2. Buildings and structures		27,527	28,401	III. PRIOR YEARS' LOSSES		(206,982)	(176,483)
3. Plant		10,300	11,446
4. Machinery and tools		66,364	77,528	IV. CONSOLIDATION RESERVES		539	844
5. Other fixtures and furniture		529	649
6. Other items of property, plant and equipment		1,212	1,482	V. RESERVES FOR FIRST-TIME APPLICATION OF IFRSs		(1,106)	(1,106)
7. Advances and property, plant and equipment in the course of construction		503	442
		111,780	125,293	VI. LOSS FOR THE YEAR		(22,009)	(30,804)

III. NON-CURRENT FINANCIAL ASSETS				B) NON-CURRENT LIABILITIES		196,554	222,032
1. Other financial assets	Note 10	314	313
		314	313	I. NON-CURRENT PAYABLES TO RELATED PARTIES	Notes 12 and 15	95,758	95,981

IV. DEFERRED TAX ASSETS	Note 13	20,430	20,430	II. NON-CURRENT PAYABLES
				1. Bank borrowings	Note 12	89,431	113,982
V. GOODWILL ON CONSOLIDATION	Note 7	-	-	2. Obligations under finance leases	Note 9	-	72
				3. Derivatives	Note 12	5,000	5,600
B) CURRENT ASSETS		36,543	37,736			94,431	119,654

I. NON-CURRENT ASSETS HELD FOR SALE		3,588	3,588	III. DEFERRED TAX LIABILITIES	Note 13	6,151	6,151

II. INVENTORIES	Note 8	6,315	7,865	IV. DEFERRED REVENUE	Note 12	214	246

III. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services	Note 10	17,162	17,645	C) CURRENT LIABILITIES		82,859	50,235
2. Receivable from related parties	Notes 10 and 15	6,608	6,703
3. Loans to employees	Note 10	4	10	I. CURRENT PAYABLES TO RELATED PARTIES	Notes 12 and 15	8,228	1,716
4. Sundry accounts receivable	Note 10	40	79
5. Other accounts receivable from public authorities	Note 13	1,315	390	II. CURRENT PAYABLES
		25,129	24,827	1. Bank borrowings	Note 12	42,748	16,782
IV. CURRENT FINANCIAL ASSETS				2. Obligations under finance leases	Note 9	72	374
1. Other financial assets	Note 10	-	-	3. Other financial liabilities	Note 12	209	632
		-	-			43,029	17,788

V. CURRENT PREPAYMENTS AND ACCRUED INCOME		29	42	III. TRADE AND OTHER PAYABLES
				1. Payable to suppliers and sundry accounts payable	Note 12	21,513	23,016
VI. CASH AND CASH EQUIVALENTS				2. Payable to suppliers - related parties	Notes 12 and 15	872	820
1. Cash		1,482	1,414	3. Other accounts payable to public authorities	Note 13	7,480	3,279
2. Cash equivalents		-	-	4. Remuneration payable	Note 12	1,737	3,616
		1,482	1,414			31,602	30,731

TOTAL ASSETS		169,398	184,261	TOTAL EQUITY AND LIABILITIES		169,398	184,261
(*) Unaudited figures The accompanying Notes 1 to 16 and appendix I are an integral part of the consolidated balance sheets at December 31, 2010 and 2009.

Table of  Contents

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR 2010, 2009 AND 2008
(Thousands of euros)

	Notes	2010	2009 (*)	2008

A) CONTINUING OPERATIONS

1. Revenue	Note 14	94,923	97,455	117,431

2. Cost and expenses		(34,557)	(37,389)	(44,562)

3. Other operating income
a) Non-core and other current operating income		72	115	472
		72	115	472

4. Staff costs
a) Wages, salaries and similar expenses		(32,483)	(34,761)	(37,810)
b) Employee benefit costs	Note 14	(9,932)	(9,636)	(10,289)
		(42,415)	(44,397)	(48,099)

5. Other operating expenses
a) Outside services, taxes other than income tax and other current operating expenses	Notes 9 and 14	(18,462)	(20,198)	(24,188)
b) Losses on, impairment of and change in allowances for trade receivables		(631)	(1,192)	(55)
		(19,093)	(21,390)	(24,243)

6. Depreciation and amortization charge
a) Intangible assets	Note 5	(160)	(263)	(560)
b) Property, plant and equipment	Note 6	(13,880)	(14,593)	(14,489)
		(14,040)	(14,856)	(15,049)

7. Impairment and gains or losses on disposals of non-current assets	Note 6	1	(123)	(3,087)

8. Impairment of goodwill on consolidation	Note 7	-	-	(40,261)

A.1) LOSS FROM OPERATIONS		(15,109)	(20,585)	(57,398)

8. Finance income
a) From marketable securities and other financial instruments		604	54	336
		604	54	336

9. Finance costs
a) On debts to related parties	Note 15	(354)	(1,020)	(1,761)
b) On debts to third parties		(7,150)	(6,739)	(7,900)
c) Loss on derivatives		-	(2,506)	(3,094)
		(7,504)	(10,265)	(12,755)

10. Exchange differences		-	(8)	(9)

A.2) FINANCIAL LOSS		(6,900)	(10,219)	(12,428)

A.3) LOSS BEFORE TAX		(22,009)	(30,804)	(69,826)

11. Income tax	Note 13	-	-	747

A.4) LOSS FOR THE YEAR		(22,009)	(30,804)	(69,079)
The accompanying Notes 1 to 16 and Appendix I are an integral part of the consolidated income statements for 2010, 2009 and 2008. (*) Unaudited figures

Table of  Contents

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR 2010, 2009 AND 2008
(Thousands of euros)

	2010	2009(*)	2008

A) Consolidated loss per income statement	(22,009)	(30,804)	(69,079)
B) Total income and expense recognized directly in consolidated equity	-	-	-
C) Total transfers to profit or loss	-	-	-
TOTAL RECOGNIZED INCOME AND EXPENSE	(22,009)	(30,804)	(69,079)
The accompanying Notes 1 to 16 and Appendix I are an integral part of the consolidated statements of recognized income and expense for 2010, 2009 and 2008. (*) Unaudited figures

Table of  Contents

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2010, 2009 AND 2008
(Thousands of euros)

	Share capital	Share premium	Consolidation reserves	Reserves for first-time application of IFRSs	Prior years' losses	Loss for the year	TOTAL

A. BALANCE AT DECEMBER 31, 2007 (*)	28,458	91,085	17,455	(1,106)	(59,663)	(64,352)	11,877

I. Total recognized income and expense	-	-	-	-	-	(69,079)	(69,079)
II. Other changes in equity	-	-	(4,713)	-	(59,639)	64,352	-

B. BALANCE AT DECEMBER 31, 2008	28,458	91,085	12,742	(1,106)	(119,302)	(69,079)	(57,202)

I. Total recognized income and expense	-	-	-	-	-	(30,804)	(30,804)
II. Other changes in equity	-	-	(11,898)	-	(57,181)	69,079	-

C. BALANCE AT DECEMBER 31, 2009(*)	28,458	91,085	844	(1,106)	(176,483)	(30,804)	(88,006)

I. Total recognized income and expense	-	-	-	-	-	(22,009)	(22,009)
II. Other changes in equity	-	-	(305)	-	(30,499)	30,804	-

D. BALANCE AT DECEMBER 31, 2010	28,458	91,085	539	(1,106)	(206,982)	(22,009)	(110,015)
The accompanying Notes 1 to 16 and Appendix I are an integral part of the consolidated statements of changes in equity for 2010, 2009 and 2008 (*) Unaudited figures

Table of  Contents

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2010, 2009 AND 2008
(Thousands of euros)
	2010	2009(*)	2008

A) CASH FLOWS FROM OPERATING ACTIVITIES

1. Loss for the year before tax	(22,009)	(30,804)	(69,826)

2. Adjustments for:
a) Depreciation and amortization charge	14,040	14,856	15,049
b) Impairment losses on goodwill	-	-	40,261
c) Impairment losses	1,467	1,192	55
d) Changes in provisions	(367)	-	(29,796)
e) Gains/Losses on derecognition and disposal of non-current assets	(1)	123	3,087
f) Finance income	(604)	(54)	(336)
g) Finance costs	7,504	10,265	12,755
h) Exchange differences	-	8	9
i) Recognition of grants in profit or loss	(32)	(57)	(102)
	22,007	26,333	40,982

3. Changes in working capital
a) Inventories	451	2,062	1,555
b) Trade and other receivables	(670)	6,173	2,392
c) Trade and other payables	1,176	1,381	(3,786)
d) Other non-current assets and liabilities	13	-	-
	970	9,616	161

4. Other cash flows from operating activities
a) Interest paid	(5,760)	(5,660)	(7,490)
b) Interest received	4	54	336
	(5,756)	(5,606)	(7,154)

Cash flows from operating activities	(4,788)	(461)	(35,837)

B) CASH FLOWS FROM INVESTING ACTIVITIES

5. Payments due to investment
a) Intangible assets	(2)	(235)	(263)
b) Property, plant and equipment	(790)	(4,786)	(20,417)
c) Other financial assets	(15)	-	(183)
	(807)	(5,021)	(20,863)

6. Proceeds from disposal
a) Property, plant and equipment	1	2	4
b) Other financial assets	14	154	287
	15	156	291

Cash flows from investing activities	(792)	(4,865)	(20,572)

C) CASH FLOWS FROM FINANCING ACTIVITIES

7. Proceeds and payments relating to financial liability instruments
a) Issue of
1. Bank borrowings	-	560	130,143
2. Borrowings from Group companies and associates	6,033	-	32,000
	6,033	560	162,143

b) Repayment of
1. Bank borrowings	(385)	(2,768)	(83,825)
2. Borrowings from Group companies and associates	-	-	(13,572)
	(385)	(2,768)	(97,397)

Cash flows from financing activities	5,648	(2,208)	64,746

D) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	68	(7,534)	8,337

Cash and cash equivalents at beginning of year	1,414	8,948	611

Cash and cash equivalents at end of year	1,482	1,414	8,948
The accompanying Notes 1 to 16 and Appendix I are an integral part of the consolidated statements of cash flows for 2010, 2009 and 2008. (*) Unaudited figures

Table of  Contents

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 (AUDITED), 2009 (UNAUDITED) AND 2008 (AUDITED).

1.  SUBSIDIARIES AND ASSOCIATES

Dédalo Grupo Gráfico, S.L. was incorporated on November 26, 2003 and its registered office is located in Pinto (Madrid), at Pinto to Fuenlabrada road, km 20.800. Its business activities include, inter alia, the management of printing companies.

In addition to the business activities carried on directly by the Company, Dédalo Grupo Gráfico, S.L. heads a group of subsidiaries. Therefore, in addition to its own individual financial statements, Dédalo presents consolidated financial statements for the Group.

The subsidiaries of Dédalo Grupo Gráfico, S.L. carry on the following activities, in accordance with their company object: (i) printing of texts, (ii) copying of texts, and (iii) mechanical binding.

These consolidated financial statements are presented in thousands of Euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 4-k.

2.  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Application of International Financial Reporting Standards (IFRSs)

The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which do not differ from IFRSs as adopted by the European Union according to Regulation (EC) No 1606/2002 of the European Parliament and Council taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

•	IFRSs are applied in the preparation of the consolidated financial information for the Group. In accordance with IFRSs, the consolidated financial statements of the Group include the following:

-	Consolidated balance sheet.

-	Consolidated income statement.

-	Consolidated statement of recognized income and expense.

-	Consolidated statement of changes in equity.

-	Consolidated statement of cash flows.

•	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for like transactions, events and items in 2010, 2009 and 2008.

In 2010, the following amendments to accounting standards came into force which, therefore, were taken into account when preparing the accompanying consolidated financial statements:

•	Revised IFRS 3 Business Combinations.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items.

•	Amendments to IFRS 2 Share-Based Payments.

•	IFRIC 12 Service Concession Arrangements.

•	IFRIC 15 Agreements for the Construction of Real Estate.

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation.

•	IFRIC 17 Distributions of Non-cash Assets to Owners.

•	IFRIC 18 Transfer of Assets from Customers.

•	Amendments to IAS 27 Consolidated and Separate Financial Statements - Increases or decreases in a parent’s ownership interest that do not result in a loss of control.

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for the 2010.

At December 31, 2010, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
Amendment to IAS 32	Financial Instruments: Classification of Rights Issues	February 1, 2010
Revision of IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
IFRS 9	Financial Instruments: Classification and measurement	January 1, 2013
Annual improvements to IFRSs 2010	Non-urgent improvements to IFRSs	Other (mainly January 1, 2011)
Amendments to IFRS 7	Financial Instruments: Disclosures - Transfers of Financial Assets	January 1, 2011

All the accounting principles and measurement basis with a material effect on the consolidated financial statements were applied.

The Company has assessed the potential impact of the future application of the aforementioned standards, amendments and interpretations and concluded that their entry into force will not have a material effect on the consolidated financial statements.

b)	Fair Presentation and accounting principles

The consolidated financial statements were obtained from the individual financial statements of Dédalo Grupo Gráfico, S.L. and its Subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2010 and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

The Group's consolidated annual financial statements for the years 2009 and 2008 were approved by the shareholders on June 24, 2010 and June 30, 2009, respectively and deposited in the Mercantile Registry of Madrid. The consolidated financial statements for the year ended December 31, 2010, will be proposed for submission for approval at the General Shareholders Meeting, which are expected to be approved without any modification. They were prepared and in accordance with Spanish GAAP and, therefore, differ from the amounts included in these financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In connection with Securities Exchange Comission (SEC) Regulation S-X sets forth the requirements for financial statements to be included in a Form 20-F filed under the Exchange Act. based on the criteria established in a Rule 3-09 (b). Separate Financial Statements of Subsidiaries Not Consolidated an 50 Percent or Less Owned Persons, Dédalo is considered to be a significant equity investment of Prisa for the years ended 2008 and 2010. Therefore, Prisa must include the separate financial statements of the Group for 2010 (audited), 2009 (unaudited), and 2008 (audited) in a registration statement to be filed with the SEC. At the request of Prisa the Group´s financial statements for the three years ended 2010 to be included in the registration statement have been prepared in accordance with IFRS. The Group will continue to prepare its annual consolidated financial statements in accordance with Spanish GAAP.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Company.

In the consolidated financial statements estimates were occasionally made by executives of the Group and of the entities in order to quantify certain assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets and goodwill to determine the possible existence of impairment losses (see Note 4-d and 4-e).

-	The useful life of the property, plant and equipment and intangible assets (see Notes 4-c and 4-b).

-	The assumptions used in calculating the fair value of financial instruments (see Note 4-h).

-	The assessment of the likelihood and amount of undetermined or contingent liabilities.

-	The calculation of provisions.

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in the coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statements.

In 2010 there were no significant changes in the estimates made at the end of 2009 and 2008.

d)	Comparative information

In addition to the figures for 2010, the consolidated financial statements show those relating to 2009 and 2008.

The figures included in the documents composing these consolidated financial statements are expressed in thousands of Euros.

e)	Grouping of items

Certain items in the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated statement of cash flows are grouped together to facilitate their understanding; however, if the amounts involved are material, the information will be broken down in the related notes to the consolidated financial statements.

f)	Changes in accounting policies

In 2010 there were no significant changes in accounting policies with respect to those applied in 2009 and 2008.

g)	Correction of errors

In preparing the consolidated financial statements no significant errors were detected that would have made it necessary to restate the amounts included in the consolidated financial statements for 2009 and 2008.

h)	Going concern principle of accounting

The Dédalo Group is a printing group whose activities encompass the areas of Offset, Gravure and Press.

Over the last few years the Group has implemented a project to centralize the Gravure business at one plant, which required the reorganization of the business and highly significant investments. Investments were also made to expand the newspaper plants, culminating in the inauguration of a new plant in Valencia.

The Offset business (rotary press and flat plate) has been affected by stiffer competition in the market, which has given rise to a demand stagnation and pressure on prices due to excess capacity, hindering the attraction of new customers and making it necessary to undertake an in-depth reorganization of operating and production activities. The restructuring of the Company’s operations continued in 2010 with the derecognition of inefficient or uncompetitive operating assets, the optimization of the work centers’ resources in order to achieve greater specialization and cost reductions, and the enhancement of commercial efficiency by concentrating on the Group’s most profitable customers in the medium and long term.

At December 31, 2010, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 363 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 68,001 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation (see Note 15).

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which contemplate continuation of the Group as a going concern. However, the companies of the Group have incurred ongoing losses from operations as a result of increased competition in the printing markets in which they operate and have an accumulated deficit of EUR 229,558 thousand to December 31, 2010. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company may seek additional equity in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms.

i)	Working capital

At December 31, 2010, the Group had a working capital deficiency of EUR 46,316 thousand. The Company’s activities consist mainly of the provision of printing services and, therefore, its financial structure is conditioned by agreements with customers and suppliers based generally on long-term relationships and contracts. The Company considers that the current payment and collection periods could be improved in the future.

j)	Basis of consolidation

The consolidated financial statements were prepared using the full consolidation method since Dédalo Grupo Gráfico, S.L. holds a direct or indirect ownership interest of over 50% in the companies, thereby exercising control.

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the corresponding adjustments and eliminations. Subsidiaries are companies in which the Parent controls a majority of the voting power or, if this is not the case, has the power to govern their financial and operating policies. The companies accounted for using this method are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities corresponding to the Parent's ownership interest is recognized as goodwill. Any deficiency is credited to the consolidated income statement.

All of the companies included in the scope of consolidation are fully consolidated since they are wholly owned –directly or indirectly- by the Parent of the Dédalo Group. Consequently, these consolidated financial statements do not include non-controlling interests.

All balances and transactions between fully consolidated companies were eliminated on consolidation.

In 2010 Altamira, S.A.U. was merged by absorption by Dédalo Heliocolor, S.A.U. In 2009 there were no changes in the scope of consolidation. In 2008 Mateu Cromo Artes Gráficas, S.A.U., Dédalo Altamira, S.A.U., Macrolibros, S.A. and Mateu Líber, S.L. were merged by absorption into Dédalo Offset, S.L.U.

3.  DISTRIBUTION OF RESULT

The proposal for the distribution of the result of Dédalo Grupo Gráfico, S.L. for 2010, 2009 and 2008, proposed by the Board of Directors is to allocate it in “Prior years’ losses” and “Consolidation reserves”.

4.  ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2010 and comparative information were as follows:

a)	Presentation of the consolidated financial statements

In accordance with IAS 1, the Group opted to present the assets in its consolidated balance sheet on the basis of a current/non-current assets distinction. Also, income and expenses are presented in the consolidated income statement on the basis of their nature. The cash flow statement was prepared using the indirect method.

b)	Intangible assets

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Only assets whose cost can be estimated objectively and from which the Group considers probable that future economic benefits will be generated, are recognized. Intangible assets are amortized over their estimated useful life.

The main item included under “Intangible Assets” and the measurement bases used is “Computer Software”. This account includes the amounts paid to develop specific computer programs and the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized by the straight-line method over a period ranging from three to six years, depending on the type of program or development, from the date on which it is brought into service.

c)	Property, plant and equipment

Property, plant and equipment are carried at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Dédalo Heliocolor, S.A.U., net of the related accumulated depreciation and of any impairment losses.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Items of property, plant and equipment are derecognized when they are disposed of or when they are not expected to generate future profits. The difference between the amount, if any, obtained from an item of property, plant and equipment, less costs to sell and its carrying amount, will determine the profit or loss when the aforementioned item is derecognized, which will be allocated to the consolidated income statement in the year in which derecognition takes place.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of estimated useful life

Buildings and structures	33
Plant and machinery	12
Other fixtures and furniture	8-12
Computer hardware	3-4
Transport equipment	6

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the income statement.

d)	Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first-time consolidation is allocated as follows:

-
If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.

-
If it is attributable to non-contingent liabilities, recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.

-	If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

-	The remaining amount is recognized as goodwill.

Changes in an ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Once control is obtained, additional investments in subsidiaries and decreases in ownership interest without the loss of control do not affect the amount of goodwill. When a parent loses control of a subsidiary, it derecognizes the carrying amount of assets (including any goodwill) and liabilities and the share of non-controlling interests, recognizing the fair value of the consideration received and any residual ownership in the subsidiary. The remaining difference is taken to profit or loss in the income statement for the year.

The assets and liabilities acquired are measured provisionally at the date on which the investment is acquired and the related value is reviewed within a maximum of one year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

e)	Impairment losses

At each balance sheet date, or whenever it is considered necessary, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate independent cash flows, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been assigned and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date or when the circumstances so warrant.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows before tax based on the budgets most recently approved by the directors. These budgets include the best estimates available of the income and costs of the cash-generating units based on industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital employed.

If the recoverable amount is lower than the asset's carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement. An impairment loss recognized for goodwill must not be reversed.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such a reversal of an impairment loss would be recognized as income.

Due to the Company has not any goodwill amount, it has not been necessary to realize any impairment test this year.

f)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Finance leases

When the consolidated companies act as the lessee, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and simultaneously, recognize a liability for the same amount. This amount is the lower of the fair value of the leased asset and the present value at the inception of the lease of the agreed minimum lease payments, including the purchase option, when no doubts exist in relation to the exercise thereof. The calculation does not include contingent rent, the service cost or the taxes that can be charged by the lessor. The total finance charge on the lease is recognized in the consolidated income statement for the year in which it is incurred, using the effective interest method. Contingent rent is recognized as an expense in the year in which it is incurred.

The assets recognized for transactions of this kind are depreciated on the basis of their nature using similar criteria to those applied to the items of property, plant and equipment taken as a whole.

At December 31, 2010 “Property, Plant and Equipment” in the consolidated balance sheet includes EUR 937 thousand (December 31, 2009: EUR 937 thousand and December 31, 2008: EUR 12,024 thousand) relating to assets held under finance leases (see Notes 6 and 9).

Operating leases

Operating lease costs are charged to the consolidated income statement in the year in which they are incurred.

Any collection or payment that might be made when arranging an operating lease will be treated as a prepaid lease collection or payment which will be allocated to profit or loss over the lease term in accordance with the time pattern in which the benefits of the leased asset are provided or received.

g)	Assets classified as held for sale

Assets classified as held for sale are considered to be groups of assets, and liabilities directly associated with them, to be disposed of together as a group in a single transaction that is expected to be carried out in a maximum period of twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Liabilities associated with assets classified as held for sale are measured at their expected redemption or repayment value and are not depreciated from the date on which they are recognized under this heading.

Income and expenses arising from these assets are recognized in the consolidated income statement in accordance with their nature.

h)	Financial instruments

Financial assets-

Loans and receivables

These financial assets are initially recognized at the fair value of the consideration given, plus any directly attributable transaction costs, and are subsequently measured at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the consideration paid in the case of receivables.

The Group recognizes the corresponding valuation adjustments as the difference between the recoverable amount of the accounts receivable and the carrying amount at which they are recognized, according to tax bases.

The consolidated companies derecognize a financial asset when, and only when, an individualized analysis has concluded that:

•	If the risks and rewards associated with the asset are not substantially transferred or retained, the financial asset is derecognized if the control over it is transferred.

•	The contractual rights on the cash flows of the asset in question have expired.

•	The aforementioned rights have been transferred and substantially all the risks and rewards of ownership have been transferred.

•
The financial assets derecognized in the year are not exposed to any type of risk or benefit inherent to their ownership nor does the Group retain any ongoing involvement therein. Also, there were no transfers of financial assets that were not derecognized in the balance sheet.

The Company also recognizes the held-for-trading financial assets in “Financial assets at fair value through profit or loss”.

Cash and cash equivalents-

The Group includes in this consolidated balance sheet cash on hand and at banks, demand deposits and other short-term, highly liquid investments that are readily convertible into cash and are not subject to risk of changes in value.

Financial liabilities-

Accounts payable

Accounts payable by the consolidated companies that have arisen from the purchase of goods and services in the normal course of their business and those which, not having commercial substance, cannot be considered to be derivative financial instruments, are financial liabilities.

Accounts payable are initially recognized at the fair value of the consideration received, adjusted by the directly attributable transaction costs. Subsequently, the aforementioned liabilities are measured at their amortized cost using the effective interest method and the aforementioned costs relating to the issue of the financial liability instrument, insofar as a difference exists between the amount initially recognized and that which will have to be paid to settle the obligation, are recognized as an expense in the consolidated income statement. Similarly, interest accrued on a time proportion basis over the life of the liability increases the carrying amount to the extent that it is not settled in the period in which it arises.

The consolidated companies derecognize financial liabilities when the obligations they generate are extinguished.

i)	Derivative financial instruments and hedge accounting

The Group is exposed to changes in the yield curve because all its bank borrowings are at floating interest rates. Consequently, the Group enters into interest rate hedges, mainly through agreements providing for interest rate caps that do not qualify for hedge accounting.

The changes in the value of these financial instruments are recognized as finance income or finance costs for the year as required by IFRSs.

j)	Inventories

All inventories are raw material and supplies and are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

Obsolete, defective or slow-moving inventories have been reduced to their realizable value.

The Group assesses the net realizable value of the inventories at the end of each period and recognizes the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

k)	Foreign currency transactions

Foreign currency transactions are translated to Euros (the Group's functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at December 31 each year in currencies other than the functional currency in which the consolidated companies' financial statements are denominated are translated to euros at the year-end exchange rates. Any resulting translation differences are recognized as finance income or finance costs in the consolidated income statement.

l)	Current / Non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

m)	Tax matters

The current income tax expense or benefit is calculated as the sum of the current tax expense or benefit and the deferred tax assets and liabilities. The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Current income tax is the amount that the consolidated companies pay as a result of the tax settlement of the income tax corresponding to the fiscal year. Tax relieves and other tax advantages in the tax payable, after deducting withholdings and prepayments, and tax losses carryforward from previous years applicable in the current year, generates a lower amount of current income tax.

The expense or revenue from the deferred tax corresponds to the recognition and the write off of the deferred tax assets and liabilities.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be recoverable or payable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets and liabilities are only recognised when it is considered probable that the consolidated entities will generate future taxable profit against which they can be applied and do not result from the initial recognition of other assets and liabilities in a transaction that affects neither accounting profit (loss) nor taxable profit (tax loss).

The recognized deferred tax assets and liabilities are reassessed at each balance sheet date, recording the necessary adjustments when their future recovery is doubtful. Furthermore, at each balance sheet date the not recorded deferred tax assets are evaluated considering if they are recoverable with future profits.

Deferred tax liabilities are recognized for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or other assets and liabilities in a transaction that affects neither taxable profit (tax loss) nor accounting profit (loss) and neither is a business combination. Deferred tax liabilities are also recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except when the Group is able to control the timing of the reversal and it is probable that they will not reverse in the foreseeable future.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

Dédalo Grupo Gráfico, S.L. and subsidiaries, file consolidated tax returns as permitted by the Spanish Corporation Tax Law, approved by Legislative Royal Decree 4/2004, of March 5, being the Parent of The tax group. The companies belonging to the consolidated tax group are the subsidiaries as listed in Appendix I.

n)	Revenue and expense recognition

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the services provided in the normal course of business, net of discounts, and other sales-related taxes.

Revenue associated with the rendering of services is also recognized by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Revenue is recognized when services are performed.

Interest income from financial assets is recognized using the effective interest method and dividend income is recognized when the shareholder's right to receive payment is established.

o)	Government grants (Deferred income)

The grants received by the consolidated companies are measured at the amount received are recognized under “Deferred Revenue in non-current liabilities” in the accompanying consolidated balance sheet. They are allocated to income in proportion to the depreciation over the estimated useful life of the subsidized assets.

p)	Provisions and contingencies

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and/or timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

o
Provisions: credit balances covering present obligations arising from past events, the settlement of which is likely to give rise to an outflow of resources, the amount and/or timing of which cannot be determined.

o
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the Company's control.

The consolidated financial statements include all the provisions with respect to which it is considered highly likely that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow in settlement is considered to be remote.

Provisions are measured at the present value of best possible estimate of the amount required to settle or transfer the obligation, taking into account the information available on the event and its consequences. Where discounting is used, adjustments made to provisions are recognized as interest cost on an accrual basis.

The compensation to be received from a third party on settlement of the obligation is recognized as an asset, provided that there are no doubts that the reimbursement will take place, unless there is a legal relationship whereby a portion of the risk has been externalized as a result of which the Company is not liable; in this situation, the compensation will be taken into account for the purpose of estimating the amount of the related provision that should be recognized.

q)	Related party transactions

The transactions performed by Dédalo Grupo Gráfico, S.L. and subsidiaries with related parties form part of the Company’s normal business activities in terms of their purpose and terms and conditions.

Sales to related parties are carried out on an arm’s length basis (see Note 15).

r)	Environmental impact

In view of the activities carried on, the consolidated companies, in accordance with current legislation, control the degree of pollution caused by waste and emissions and have an adequate waste disposal policy in place. The consolidated companies also comply with the regulations applicable to environmental risks by establishing policies and meeting mandatory requirements. The expenses incurred in this connection, which are not material, are charged to income as they are incurred. In any event, the assessment performed indicates that the consolidated companies do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to their equity, financial position or results.

Therefore, no further disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

s)	Factoring

The Group derecognizes the balances recognized under “Trade Receivables for Sales and Services” and “Current Bank Borrowings” in relation to trade receivables assigned to factors because the receivables are factored without recourse by the factor in the event of non-payment by the customer and the Group transfers title to the receivables. These agreements are subject to compliance by the Group with certain conditions, which the Company consider were met satisfactorily at the date of preparation of these consolidated financial statements.

t)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

-	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of equity and borrowings.

5.  INTANGIBLE ASSETS

The changes in the intangible asset accounts and in the related accumulated amortization in 2010 and 2009, in thousands of Euros, are as follows:

2010

	Balance at 12/31/09 (*)	Additions	Disposals	Balance at 12/31/10
Cost
Industrial property	28	-	-	28
Computer software	2,854	2	(23)	2,833
Total cost	2,882	2	(23)	2,861
Accumulated amortization
Industrial property	(27)	(1)	-	(28)
Computer software	(2,366)	(159)	23	(2,502)
Total accumulated amortization	(2,393)	(160)	23	(2,530)
Intangible assets, net	489			331
(*) Unaudited figures

2009

	Balance at 12/31/08	Additions (*)	Disposals (*)	Balance at 12/31/09 (*)
Cost
Industrial property	28	-	-	28
Computer software	3,470	235	(851)	2,854
Total cost	3,498	235	(851)	2,882
Accumulated amortization
Industrial property	(25)	(2)	-	(27)
Computer software	(2,956)	(261)	851	(2,366)
Total accumulated amortization	(2,981)	(263)	851	(2,393)
Intangible assets, net	517			489
(*) Unaudited figures

The amortization of intangible assets charged to the consolidated income statement in 2010 amounted to EUR 160 thousand (2009: EUR 263 thousand and 2008: EUR 560 thousand).

There are no restrictions on ownership of the intangible assets or any firm commitments for future purchases.

At December 31, 2010, fully amortized intangible assets in use amounted to EUR 2,171 thousand (December 31, 2009: EUR 1,759 thousand and December 31, 2008: EUR 2,363 thousand).

6.  PROPERTY, PLANT AND EQUIPMENT

The changes in the property, plant and equipment accounts and in the related accumulated amortization in 2010 and 2009, in thousands of Euros, are as follows:

2010

	Balance at 12/31/09 (*)	Additions	Disposals	Transfers	Balance at 12/31/10
Cost
Land	5,345	-	-	-	5,345
Buildings and structures	34,507	18	-	-	34,525
Plant	29,647	169	(19)	186	29,983
Machinery and tools	211,869	69	(5)	(147)	211,786
Other fixtures and furniture	1,721	-	-	-	1,721
Other items of property, plant and equipment	4,487	11	(11)	-	4,487
Property, plant and equipment in progress	442	100	-	(39)	503
Total cost	288,018	367	(35)	-	288,350
Accumulated depreciation
Buildings and structures	(6,106)	(892)	-	-	(6,998)
Plant	(18,201)	(1,460)	19	(41)	(19,683)
Machinery and tools	(134,341)	(11,127)	5	41	(145,422)
Other fixtures and furniture	(1,072)	(120)	-	-	(1,192)
Other items of property, plant and equipment	(3,005)	(281)	11	-	(3,275)
Total accumulated depreciation	(162,725)	(13,880)	35	-	(176,570)
Property, plant and equipment, net	125,293				111,780
(*) Unaudited figures

2009

	Balance at 12/31/08	Additions (*)	Disposal (*)s	Transfers (*)	Balance at 12/31/09 (*)
Cost
Land	5,345	-	-	-	5,345
Buildings and structures	34,343	176	(12)	-	34,507
Plant	29,245	55	(131)	478	29,647
Machinery and tools	208,180	654	(3,952)	6,987	211,869
Other fixtures and furniture	1,726	4	(9)	-	1,721
Other items of property, plant and equipment	5,449	46	(1,315)	307	4,487
Property, plant and equipment in progress	7,195	1,019	-	(7,772)	442
Total cost	291,483	1,954	(5,419)	-	288,018
Accumulated depreciation
Buildings and structures	(5,218)	(890)	2	-	(6,106)
Plant	(16,845)	(1,487)	131	-	(18,201)
Machinery and tools	(126,461)	(11,725)	3,845	-	(134,341)
Other fixtures and furniture	(958)	(123)	9	-	(1,072)
Other items of property, plant and equipment	(3,944)	(368)	1,307	-	(3,005)
Total accumulated depreciation	(153,426)	(14,593)	5,294	-	(162,725)
Property, plant and equipment, net	138,057				125,293
(*) Unaudited figures

“Land” and “Buildings and Structures” include buildings with a cost of EUR 19,055 thousand, which have been mortgaged to secure the loan and syndicated credit agreements entered into by Dédalo Grupo Gráfico, S.L. and Subsidiaries with a group of banks (see Note 12).

At December 31, 2009 and 2010, “Machinery and Tools” includes EUR 937 thousand related to assets held under finance leases (see Note 9). At December 31, 2008, assets held under finance leases recognized under “Plant” amounted to EUR 140 thousand and those recognized under “Machinery and Tools” totaled EUR 11,884 thousand.

Additions

The additions in 2010 relate mainly to the acquisition of new equipment in different companies of the Group.

The additions in 2009 relate mainly to the assembly and start-up of the rotary presses acquired for the new plant of Bidasoa Press, S.L.U., in Picassent (Valencia) and to the acquisition of new equipment.

Disposals

The disposals in 2010 include the derecognition of fully depreciated assets, sold for EUR 1 thousand, an impairment benefit on disposal of property, plant and equipment of EUR 1 thousand was recognized.

The disposals in 2009 include the derecognition mainly of machinery and computer hardware. The carrying amount of these assets, sold for EUR 2 thousand, was EUR 125 thousand and, therefore, an impairment loss on disposal of property, plant and equipment of EUR 123 thousand was recognized.

As indicated in Note 4-c, in 1996 Dédalo Heliocolor, S.A.U., revalued its property, plant and equipment pursuant to several legal provisions, including Royal Decree-Law 7/1996, of June 7. The accounts affected by this revaluation have been fully depreciated and, therefore, no gains were generated in this connection in 2009.

The depreciation of property, plant and equipment charged to the consolidated income statement in 2010 amounted to EUR 13,880 thousand (2009: EUR 14,593 thousand and 2008: EUR 14,489 thousand).

The Company takes out insurance policies to cover the possible risks to which its property, plant and equipment are subject. The Company considers that the present coverage is sufficient.

There are no restrictions on ownership of the Group’s property, plant and equipment other than those described above.

There are no commitments for future purchase of property, plant and equipment.

At December 31, 2010, fully depreciated property, plant and equipment in use amounted to EUR 69,786 thousand (December 31, 2009: EUR 61,437 thousand and 2008: EUR 60,077 thousand).

7.  GOODWILL

The goodwill of the consolidated companies related mainly to Dédalo Heliocolor, S.A.U., acquired in 2003.

The changes in the amount relating to goodwill, by company, in 2010, 2009 and 2008, were as follows:

	Amount
	Balance at 01/01/08	Impairment losses	Balance at 12/31/08	Balance at 12/31/09 (*)	Balance at 12/31/10

Dédalo Heliocolor, S.A.U.	40,261	(40,261)	-	-	-
Total	40,261	(40,261)	-	-	-
(*) Unaudited figures

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Group tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

To perform the aforementioned impairment test, the goodwill is allocated in full to one or more cash-generating units. The recoverable amount of each cash-generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows before tax based on the business plans most recently approved by the directors. These plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% on the basis of the business under analysis.

In order to calculate the present value of these flows, they are discounted at a pre-tax rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, the rates used ranged from 7% to 8% depending on the business being analyzed.

Results of the impairment tests-

Dédalo Heliocolor, S.A.U.-

Per estimates and projections available to the Company, the projected cash flows attributable to these cash-generating units to which the goodwill was allocated would have made it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2007, considering that the Company executed a restructuring plan which would have led to a cost optimization.

Nevertheless, in 2008, the aforementioned restructuring plan did not increase the profitability as expected by the Company’s initial projections. This change in the projections has led the Company, according to IFRS, to consider that the cash-generating units do not generate enough flows to support the recoverability of the goodwill resulting in a record of an impairment loss amounting to EUR 40,261 thousand at December 31, 2008. This impairment loss was recognized under “Impairment losses on goodwill” in the consolidated income statement.

8.  INVENTORIES

The detail of “Inventories” at December 31, 2010 and 2009, in thousands of Euros, is as follows:

	12/31/10			12/31/09 (*)
	Cost	Write-down	Net	Cost	Write-down	Net

Raw materials and supplies	6,315	(1,099)	5,216	6,702	(110)	6,592
Goods and work in progress	1,095	-	1,095	1,272	-	1,272
Advances to suppliers	4	-	4	1	-	1
	7,414	(1,099)	6,315	7,975	(110)	7,865
(*) Unaudited figures

“Raw Materials and Supplies” includes mainly paper and spare parts for printing presses.

The Group has arranged two insurance policies to cover the risks to which its inventories are subject, the coverage of which is considered to be sufficient.

9.  LEASES

9.1. Finance leases

At the end of 2010 and 2009, the consolidated companies, as lessees, had recognized the leased assets detailed below:

	12/31/10	12/31/09 (*)

Plant	-	-
Machinery and tools	937	937
	937	937
(*) Unaudited figures

At the end of 2010 and 2009, the Group entered into agreements with lessors for the following minimum lease payments (including any purchase options), based on the leases currently in force, without taking into account the charging of common expenses, future increases in the CPI or future contractual lease payment revisions (in thousands of Euros):

Minimum payments	12/31/10	12/31/09 (*)

Within one year	72	374
Between one and five years	-	72
	72	446
(*) Unaudited figures

9.2. Operating leases

The consolidated companies have arranged several operating leases relating mainly to the lease of the fixtures at one of the work centers of Dédalo Offset, S.L.U., and of Gráficas Integradas, S.A.U., the equipment with which the Group carries on its activities and transport equipment.

The expense recognized in the consolidated income statement for 2010 in relation to operating leases amounts to EUR 2,880 thousand (2009: EUR 3,036 thousand and 2008: EUR 3,124 thousand).

At the end of 2010 and 2009, the consolidated companies had acquired the following lease payment obligations under non-cancellable operating leases which fall due as follows:

2010

Year	Thousands of euros

2011	2,678
2012	2,376
2013	2,376
2014	2,375
2015	2,375
2016 and subsequent years	4,828
17,008

2009 (*)

Year	Thousands of euros

2010	2,535
2011	2,274
2012	2,274
2013	2,274
2014	2,274
2015 and subsequent years	6,216
17,847
  (*) Unaudited figures

The main characteristics of the building leases of the Group at December 31, 2010, are presented below:

-
Dédalo Offset, S.L.U.: agreement entered into with Mathew Chrome, S.L., for the lease of an industrial building located in the industrial area “Mateu Cromo” (Pinto, Madrid). The initial term is until October 1, 2019. The agreed annual price will be increased by a percentage equal to the increase experienced in the consumer price index (CPI).

-
Gráficas Integradas, S.A.U.: agreement entered into with Ameyago, S.L. for the lease of an industrial building and six parking spaces located in Madrid. The initial term is until December 21, 2010, with a renewal option for two additional years and afterwards with a renewal option on a yearly basis. The agreed annual price will be increased by a percentage equal to the increase experienced in the consumer price index (CPI).

10.  FINANCIAL INSTRUMENTS

10.1. Financial assets by category

The breakdown of the balances of financial assets in the consolidated balance sheet at December 31, 2010 and 2009, based on the nature of the transaction and excluding balances with related parties, in thousands of Euros, is as follows:

Class	Other non-current financial assets			Other current financial assets			TOTAL
Category	2010	2009	(*)	2010	2009	(*)	2010	2009	(*)
Loans and receivables	314	313		17,206	17,734		17,520	18,047
Loans and receivables from related parties	-	-		6,608	6,703		6,608	6,703
Total	314	313		23,814	24,437		24,128	24,750
(*) Unaudited figures

10.2. Other non-current financial assets

“Other Non-Current Financial Assets” includes mainly the amounts deposited by the various Group companies in relation to leases and supply agreements.

10.3. Other current financial assets

The summary of the balance carried out in 2010 and 2009 under this current asset heading, in thousands of Euros, is as follows:

	Balance at	Balance at
	12/31/10	12/31/09 (*)
Current:
Trade receivables for sales and services	17,162	17,645
Loans to employees	4	10
Sundry accounts receivable	40	79
Other financial assets	-	-
Total current assets	17,206	17,734
(*) Unaudited figures

“Trade Receivables for Sales and Services” includes an allowance for doubtful debts, whose change in thousands of Euros is as follows:

Thousands
of Euros

Balance at December 31, 2008	(1,402)
Provisions	(1,051)
Amounts used	683
Balance at December 31, 2009 (*)	(1,770)
Provisions	(701)
Amounts used	333
Balance at December 31, 2010	(2,138)
(*) Unaudited figures

At December 31, 2010, the Group had arranged non-recourse factoring lines with BBVA Factoring, S.A. EFC and Banco de Sabadell, S.A. for up to EUR 700 thousand and EUR 3,000 thousand, respectively, of which at December 31, 2010 the consolidated companies had factored EUR 700 thousand and EUR 2,086 thousand, respectively. These arrangements are subject to compliance by the consolidated companies with certain conditions, which the Company considers were being met satisfactorily at the date of preparation of these consolidated financial statements.

10.4. Information on the nature and level of risk of financial instruments

The Group has established the mechanisms necessary to control, based on the Group’s financial position and structure and on the economic variables of the industry, exposure to changes in interest and exchange rates, as well as to credit and liquidity risks, using when necessary specific hedging transactions.

Credit risk

In the financing transactions area, credit risk arises due to the inability of a counterparty to meet the obligations established. The Group does not have a significant concentration of risk since 33% of its revenue is from related companies and approximately 54% of the accounts receivable from other parties is covered by credit insurance.

Liquidity risk

Liquidity risk is defined as a company's inability to meet its obligations as a result of adverse situations in the debt and/or capital markets that hinder or prevent the obtainment of the required financing.

The Company has incurred losses that have given rise to a significant reduction in its equity (see Note 2-h).

Liquidity risk is gradually being reduced through a series of initiatives, concretely, the Group manages liquidity risk by replacing the transactions nearing maturity with new transactions in order to meet short-term cash needs, thus avoiding the need to seek funds in potentially unfavorable conditions, and through the management of the Group’s payment and settlement policies vis-à-vis its customers and suppliers. Liquidity risk is considered to be adequately covered when the minimum amount of financing available is equivalent to one year of debt servicing.

Also, the Group considers it necessary to gradually increase the average term of its financing in order to reduce market pressure and to be in a better position to negotiate the maturity of the transactions. In the area of loan transactions, risk concentration with banks is periodically monitored in order to avoid it becoming excessive.

Interest rate risk

Interest rate fluctuations change the fair value of assets and liabilities that bear interest at fixed rates and the future flows from assets and liabilities tied to floating interest rates.

The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the aforementioned risks and the cost of debt. At December 31, 2010, the Group's bank borrowings were tied to floating interest rates and the reference interest rate was Euribor.

Accordingly, since its borrowings are exposed to interest rate risk, which could have an adverse effect on the financial results and cash flows, the Group has entered into derivatives to hedge the aforementioned risk (see Note 12.5.)

11.  EQUITY AND SHAREHOLDERS’ EQUITY

Share capital

At December 31, 2010 and 2009, the Company’s share capital amounted to EUR 28,458 thousand and was represented by 284,580 fully subscribed and paid ordinary shares of EUR 100 par value each.

The percentage of ownership of the shareholders is as follows:

2010
Prisaprint, S.L.	40.00%
Viking Business, S.L.	40.00%
Cérmides, S.a.r.l.	18.01%
Other shareholders	1.99%
Total	100.00%

At December 31, 2010, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 363 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 68,001 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation (see Note 15).

Share premium

The Consolidated Spanish Public Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

Consolidation reserves

The detail, by company, of “Equity – Consolidation Reserves” in the accompanying consolidated balance sheets at December 31, 2010 and 2009, in thousands of Euros, is as follows:

	2010	2009 (*)

Dédalo Offset, S.L.U.	(20,035)	(4,846)
Distribuciones Aliadas, S.A.U.	2,617	2,370
Norprensa, S.A.U.	1,665	1,309
Bidasoa Press, S.L.U.	(4,205)	(2,414)
Dédalo Heliocolor, S.A.U.	(37,665)	(22,473)
Gráficas Integradas. S.A.U.	1,111	2,021
Altamira, S.A.U.	-	(4,755)
Dédalo Grupo Gráfico, S.L.	57,051	29,632
	539	844
(*) Unaudited figures

These reserves include EUR 2,551 thousand in relation to the “Revaluation Reserve Royal Decree-Law 7/1996, of 7 June” of the subsidiaries. Once the tax authorities have reviewed and approved the aforementioned balance, it may be used, free of tax, to offset losses and to increase capital. From January 1, 2007 (i.e. ten years after the date of the balance sheet reflecting the revaluation transactions), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized. If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Reserves for first-time application of IFRSs

As a result of the first-time application of IFRSs to the Group's consolidated financial statements, certain assets and liabilities arose at January 1, 2007, the effect on equity of which is included in this account.

Capital management policy

The principal objective of the Group’s capital management policy is to guarantee the financial structure based on compliance with the legislation.

In order to determine the capital structure, the Group aims to optimize the cost of capital at all times and to achieve a gearing ratio that enables it to make the potential generation of cash compatible with the future development of its business activities.

In order to tailor the levels of equity and borrowings, the Company signed a renewal of the loan entered into agreement on February, 8, 2008 by which the principal repayment are deferred until 2011, (see Note 12.2)

12.  FINANCIAL LIABILITIES

12.1. Financial liabilities by category

The detail, by nature of the transactions, of “Financial Liabilities” in the consolidated balance sheets at December 31, 2010 and 2009, excluding the balances with related companies, in thousands of Euros, is as follows:

2010

Class Category	Non-current bank borrowings	Other non-current liabilities	Current bank borrowings	Other current liabilities	TOTAL
Accounts payable	89,431	-	42,748	23,459	155,638
Accounts payable to related parties	-	95,758	-	9,100	104,858
Liabilities at fair value through profit or loss	5,000	-	-	-	5,000
Deferred Revenue	-	-	-	214	214
Total	94,431	95,758	42,748	30,046	265,710

2009 (*)

Class Category	Non-current bank borrowings	Other non-current liabilities	Current bank borrowings	Other current liabilities	TOTAL
Accounts payable	113,982	-	16,782	27,264	158,028
Accounts payable to related parties	-	95,981	-	2,536	98,517
Liabilities at fair value through profit or loss	5,600	-	-	-	5,600
Deferred Revenue	-	-	-	246	246
Total	119,582	95,981	16,782	30,046	262,391
(*) Unaudited figures

12.2. Bank borrowings

On February 8, 2008 the Dédalo Group entered into two syndicated financing agreements:

•
An agreement entered into by Dédalo Grupo Gráfico, S.L. and a group of banks consisting of Banco Español de Crédito, S.A., Banco Santander Central Hispano, S.A., HSBC Bank Plc, Sucursal en España, Banco Bilbao Vizcaya Argentaria, S.A., Banco de Sabadell, S.A., Caja de Ahorros y Monte de Piedad de Madrid and La Caixa D’Estalvis y Pensions de Barcelona, with Banco Español de Crédito, S.A. acting as the agent bank, for an overall maximum amount of EUR 70 million tied to Euribor plus a spread of 1.525%, the main purpose of which is to refinance its investees’ debt.

Dédalo Offset S.L.U., and Promotora de Informaciones, S.A. also entered into the aforementioned syndicated financing agreement as guarantors.

•
A multi-borrower credit agreement entered into by Distribuciones Aliadas, S.A.U., Company, Norprensa, S.A.U., Bidasoa Press, S.L.U., Dédalo Heliocolor, S.A.U., and Gráficas Integradas, S.A.U., the latter as guarantor, and a group of banks consisting of Banco Español de Crédito, S.A., Banco Santander Central Hispano, S.A., HSBC Bank Plc, Sucursal en España, Banco Bilbao Vizcaya Argentaria, S.A., Banco de Sabadell, S.A., Caja de Ahorros y Monte de Piedad de Madrid and La Caixa D’Estalvis y Pensions de Barcelona, in which Banco Español de Crédito, S.A. is the agent bank, for a maximum amount of EUR 60 million tied to Euribor plus a spread 1.875%.

On November 6, 2009 the Dédalo Group entered into two adhesion and modifying novation contracts of the financing agreements entered into on February 8, 2008 that amended certain clauses of the financing agreement:

•	The following are noteworthy amendments to the agreement entered into by Dédalo Grupo Gráfico, S.L.:

o	Exemption from the obligation to meet the financial ratios of Promotora de Informaciones, S.A. established for December 31, 2009.

o
Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case of the tranche relating to the revolving credit facility with a ceiling of EUR 10 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 60 million.

o	The credit is tied to Euribor plus a spread of 2.00%.

•
The following are noteworthy amendments to the multi-borrower credit agreement entered into by Distribuciones Aliadas, S.A.U., Norprensa, S.A.U, Bidasoa Press, S.L.U., Dédalo Heliocolor, S.A.U. and Gráficas Integradas, S.A.U.:

o	Exemption from the obligation to meet the financial ratios established for December 31, 2009.

o
Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case in the tranche relating to the revolving credit facility with a ceiling of EUR 5 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 55 million.

o	Granting of a guarantee by Promotora de Informaciones, S.A.

o	Compliance with the financial ratios established in the financing agreement of Promotora de Informaciones, S.A.

o	The credit is tied to Euribor plus a spread of 2.00%.

The detail, by maturity, of the items that form part of “Bank Borrowings” is as follows:

	Thousands of euros
	2011	2012	2013	2014	2015 and subsequent years	Total
Syndicated loans	24,800	24,800	24,800	26,499	14,101	115,000
Syndicated credit facilities (*)	15,000	-	-	-	-	15,000
Syndicated interest	2,505	-	-	-	-	2,505
Syndicated fees and commissions	(249)	(250)	(250)	(250)	(19)	(1,018)
Bill discounting	692	-	-	-	-	692
Total	42,748	24,550	24,550	26,249	14,082	132,179
(*) The final maturity period of the Syndicated credit facilities is 2013.

The foregoing detail does not include the debt arising from the finance leases outstanding (see Note 9).

12.3. Other current liabilities

The summary of the transactions relating to “Other Current Liabilities” carried out in 2010 and 2009, in thousands of Euros, is as follows:

	Balance at	Balance at
	12/31/10	12/31/09 (*)
Current:
Payable to non-current asset suppliers	209	632
Payable to suppliers and sundry accounts payable	21,513	23,016
Remuneration payable	1,737	3,616
Total current liabilities	23,459	27,264
(*) Unaudited figures

In "Other financial liabilities" at December 31, 2010 and 2009, the Group records a debt with suppliers of fixed assets of EUR 209 thousand, EUR 632 thousand, respectively.

12.4. Derivative financial instruments

Interest rate derivatives

At December 31, 2010, the Group had entered into financial instruments to hedge interest rate risk with various banks in relation to the syndicated financing agreements referred to in Note 12.2.

The changes in the value of these financial instruments are recognized as finance income and finance costs for the year as required by IFRSs, since in view of their nature they do not qualify for hedge accounting (see Note 4-i).

“Non-Current Financial Liabilities” in the accompanying consolidated balance sheet includes the fair value of the various financial instruments at year-end.

The total capital hedged amounts to EUR 78,000 thousand, with maturity on February 8, 2015 and half-yearly settlements.

The interest rate derivatives entered into by the Group and outstanding at December 31, 2010, and their fair values at that date, were as follows (in thousands of Euros):

2010

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2011	Outstanding at 2012
Dédalo Grupo Gráfico, S.L.	Collar	2015	42,000	(2,700)	34,320	26,640
Dédalo Heliocolor, S.A.U.	Collar	2015	36,000	(2,300)	28,800	21,600
Total			78,000	(5,000)	63,120	48,240

2009 (*)

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2010	Outstanding at 2011
Dédalo Grupo Gráfico, S.L.	Collar	2015	42,000	(3,000)	42,000	34,320
Dédalo Heliocolor, S.A.U.	Collar	2015	36,000	(2,600)	36,000	28,800
Total			78,000	(5,600)	78,000	63,120
(*) Unaudited figures

The fair value of the derivatives outstanding at December 31, 2010 is a negative amount of EUR 5,000 thousand (2009: a negative amount of EUR 5,600 thousand and 2008: a negative amount of EUR 3,094 thousand).

In 2010 the Group recognized a benefit amounting to EUR 600 thousand in the consolidated income statement arising from the changes in value of these financial instruments (2009: EUR 2,506 thousand and 2008: EUR 3,094 thousand).

The Group uses valuations provided by banks to determine the fair value of the derivatives.

Interest rate sensitivity analysis

The fair value of the interest rate derivatives entered into by the Group depends on the change in the Euribor and long-term swaps yield curve.

The detail of the analysis of the sensitivity of the derivatives to the euro yield curve, which the Group considers to be reasonable, in thousands of Euros, is as follows:

Sensitivity (before tax)	12/31/10	12/31/09	12/31/08
+0.5% (INCREASE IN THE YIELD CURVE)	946	1,064	1,107
-0.5% (DECREASE IN THE YIELD CURVE)	(1,186)	(1,116)	(1,227)

The sensitivity analysis shows that the negative fair value of interest rate derivatives decreases in response to increases in market rates, thus partially reducing the higher forecast borrowing costs.

The Group considers a 0.5% change in interest rates to be likely. Taking into consideration the expected maturities, an interest rate increase of this scale would generate a finance cost of EUR 294 thousand in 2011, considering the expected maturities and the intention of the Company of renewing some of the credit facilities.

Liquidity and interest risk tables

The following table details the liquidity analysis of the Dédalo Group for its derivative financial instruments in 2010. The table was prepared on the basis of the undiscounted net cash flows. Where the settlement (receivable or payable) is not fixed, the amount was calculated using the forward rates based on the yield curve. For instruments with options, the time value was excluded from the forecast cash flows and from the forward exchange rates.

Maturity	Forecast cash flow (in thousands of euros)
Within 3 months	(1.234)
3 to 6 months	-
6 to 9 months	(948)
9 to 12 months	-
1 to 2 years	(1.547)
2 to 3 years	(728)
More than 3 years	(234)

Liquidity risk of the financial debt

The management of liquidity risk involves the close monitoring of the maturity schedule of the Group’s financial debt and the maintenance of credit lines and other means of financing that enable the Group to cover its projected cash needs in the short, medium and long term.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities in 2010. The table was prepared on the basis of the cash outflows without discounting for the scheduled maturities, when the latter are expected to occur before the contractual maturities. The cash flows include the expected redemptions and interest payments. Where the settlement is not fixed, the amount was calculated using the forward rates based on the yield curve at 2010 year-end plus the related margin. The margin applied to the floating-rate debt was 2%.

Maturity	Thousands of euros	Euribor forward rate
Within 3 months	14,496	1.15%
3 to 6 months	-	-
6 to 9 months	14,516	1.58%
9 to 12 months	-	-
1 to 2 years	28,515	1.98%
2 to 3 years	42,821	2.82%
More than 3 years	42,712	3.19%
Total	143,059

Fair value of the financial instruments: valuation techniques and assumptions applicable to fair value measurements.

The financial instruments are grouped together on three levels, 1 to 3, based on the degree to which the fair value is observable.

-	Level 1: those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

-
Level 2: those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Dédalo Group’s interest rate derivatives are classified as level-2 derivatives.

12.5. Guarantee commitments to third parties and other contingent liabilities

The Group has provided guarantees to third parties amounting to approximately EUR 624 thousand. Of this amount, EUR 613 thousand relate to a guarantee provided to the Pinto Municipal Council relating to urban development work in the industrial park where Dédalo Offset, S.L.U., is located, of which Promotora de Informaciones, S.A. guarantees EUR 419 thousand.

Management considers that any liabilities that might arise in addition to those for which provisions have already been recognized would not be material.

13.  TAX MATTERS

13.1. Current tax receivables and payables

The detail of the current tax receivables and payables at December 31, 2010 and 2009, in thousands of Euros, is as follows:

	2010	2009	(*)

Tax assets arising from taxable temporary differences	20,430	20,430
Total non-current tax receivable	20,430	20,430

Tax withholdings and prepayments	21	20
VAT refundable	1,294	370
Total current tax receivable	1,315	390

Liabilities due to taxable temporary differences	6,151	6,151
Total non-current tax payable	6,151	6,151

VAT payable	182	41
Tax withholdings payable	3,817	1,704
Accrued social security taxes payable	3,481	1,534
Total current tax payable	7,480	3,279
(*) Unaudited figures

13.2. Reconciliation of the accounting loss to the tax loss

Dédalo Grupo Gráfico, S.L. and its subsidiaries file consolidated tax returns in Group 225/04, in accordance with Corporation Tax Law 43/1995, of 27 December.

The reconciliation of the net amount of income and expenses for the year and the tax loss that is used for calculating the income tax expense/income, in thousands of Euros, is as follows:

2010

Consolidated income statement
Loss for the year	(22,009)
2010 income tax	-
Permanent differences-
Penalties	855
Other permanent differences	-
Temporary differences-
Finance lease transactions	2,298
Short-term provisions	(878)
Allocation of reinvestment deferral relief	50
Other temporary differences	-
Tax loss	(19,684)

2009 (*)

Consolidated income statement
Loss for the year	(30,804)
2009 income tax	-
Permanent differences-
Penalties	33
Other permanent differences	66
Temporary differences-
Finance lease transactions	1,812
Short-term provisions	(1,253)
Allocation of reinvestment deferral relief	62
Other temporary differences	-
Tax loss	(30,084)
(*) Unaudited figures

13.3. Tax assets arising from temporary differences

The subsidiaries’ tax loss carryforwards, by amount and last year for offset, at December 31, 2010 and 2009, in thousands of Euros, are as follows:

Company	Year	Thousands of euros	Last year for offset

Dédalo Heliocolor, S.A.U.	2003	6,784	2018
Dédalo Grupo Gráfico and Subsidiaries	2004	9,064	2019
Dédalo Grupo Gráfico and Subsidiaries	2005	20,110	2020
Dédalo Grupo Gráfico and Subsidiaries	2006	29,352	2021
		65,310

In addition to the tax effect of the tax loss carryforwards detailed in the foregoing table, amounting to EUR 19,593 thousand, the Group recognized tax credit carryforwards of EUR 581 thousand.

Furthermore, the Group recognized an amount of EUR 256 thousand as a result of the different methods used for tax and accounting purposes to recognize the expense of certain provisions.

The Company considers that the recognized tax loss carryforwards and tax credits amounting to EUR 20,430 thousand are recoverable. If the aforementioned tax credits were not recoverable through the generation of operating results, they will be recovered through an equity restructuring process.

In 2009 and 2008 there was no change in the tax assets arising from temporary differences.

Also, Dédalo Offset, S.L.U., and Dédalo Grupo Gráfico, S.L. have tax loss carryforwards that arose in years prior to their inclusion in the consolidated tax group that have not been recognized, whose amount, in thousands of euros, and last year for offset are as follows:

Company	Year	Thousands of euros (*)	Last year for offset

Dédalo Offset, S.L.U.	2000	2,139	2015
Dédalo Offset, S.L.U.	2003	8,028	2018
Dédalo Grupo Gráfico, S.L.	2003	2	2018
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2007	26,498	2021
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2008	52,826	2022
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2009	30,084	2023
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2010	19,684	2023
		139,261
(*) The balance of tax loss carry forwards differs from the amount declared according to Spanish GAAP considering that it defers from IFRS.

13.4. Tax liabilities arising from temporary differences

The deferred tax liability arose as a result of the reinvestment of extraordinary gains, the finance lease agreements and the tax effect of the consolidation adjustments relating to the goodwill on consolidation.

There was no change in the liabilities arising from temporary differences in 2010.

13.5. Years open for review by the tax authorities

Under current legislation, taxes cannot be deemed to be finally settled until the tax returns filed have been reviewed by the tax authorities or until the four-year statute-of-limitations period has expired.

In 2010 tax year, inspection interventions, in order to check and investigate, have been started, for 2006 and 2007 periods, for VAT and Corporation Tax, in the companies Dédalo Grupo Gráfico, S.L, Dédalo Offset, S.L.U and Dédalo Heliocolor, S.A.U, and the Income Tax in Dédalo Grupo Gráfico, S.L and Dédalo Offset S.L.U. Group administrators consider there will be no significant liabilities affecting attached consolidated financial statements.

13.6. Accrued Social Security taxes payable

On August 2, 2010, Social Security General Tresury granted Dédalo Grupo Gráfico companies the deferment of their debts to the Social Security in the November 2009 to March 2010 period, amounting 3.192 thousand Euros. The payment of this amount will take place in 24 instalments, being started in September 2010.

On December 31, 2010, the amount due is 2,677 thousand Euros.

14.  INCOME AND EXPENSES

Results by company

The contribution of each company included in the scope of consolidation to the consolidated loss for 2010, 2009 and 2008, in thousands of Euros, is as follows:

	Line of business	2010	2009 (*)	2008
Dédalo Grupo Gráfico, S.L.	Corporate	(965)	(3,829)	(42,257)
Dédalo Offset, S.L.U.	Offset	(13,774)	(15,189)	(12,615)
Dédalo Helicolor, S.A.U.	Gravure	(8,175)	(9,757)	(11,447)
Gráficas Integradas, S.A.U.	Gravure	(1,281)	(909)	594
Altamira, S.A.U.	Offset	-	66	99
Distribuciones Aliadas, S.A.U.	Press	1,096	248	557
Norprensa, S.A.U.	Press	1,178	357	573
Bidasoa Press, S.L.U.	Press	(88)	(1,791)	(4,583)
Total		(22.009)	(30,804)	(69,079)
(*) Unaudited figures

Revenue

The geographical breakdown of the Group’s revenue from its ordinary business in 2010, 2009 and 2008, in thousands of Euros is as follows:

	2010	2009	(*)	2008
Domestic sales	84,678	87,610		110,106
Export sales	10,245	9,845		7,325
Total	94,923	97,455		117,431
(*) Unaudited figures

Domestic sales relate to the provision of services for printing press, books, magazines and sales brochures. Export sales, all of which are to European Union countries, relate mainly to the provision of book printing services.

Employees

The detail of “Employee Benefit Costs” in the consolidated income statement for 2010, 2009 and 2008, in thousands of Euros is as follows:

	2010	2009(*)	2008
Employer social security costs	9,379	8,940	9,509
Other employee benefit costs	553	696	780
Total	9,932	9,636	10,289
(*) Unaudited figures

The average number of employees in 2010 was 911 (2009: 928; 2008: 971).

	2010	2009(*)	2008
Managers	11	12	18
Supervisors	88	89	105
Other	812	827	848
Total	911	928	971
(*) Unaudited figures

The breakdown by gender was as follows:

	2010		2009 (*)		2008
	Men	Women	Men	Women	Men	Women
Managers	11	-	12	-	18	-
Supervisors	84	4	84	5	97	8
Other	713	99	731	96	752	96
Total	808	103	827	101	867	104
(*) Unaudited figures

Fees paid to auditors

The fees for financial audit services provided to the Group by the principal auditor in 2010, amounted to EUR 74 thousand (2009: EUR 80 thousand; 2008: EUR 143 thousand).

Also, in 2010 the Group has not received other professional services provided by the auditor and other related companies (2009: EUR 17 thousand; 2008: EUR 73 thousand).

15.  RELATED PARTY TRANSACTIONS

The detail of the balances with related parties at December 31, 2010 and 2009, in thousands of Euros is as follows:

	Balance receivable		Non-current balance payable		Current balance payable
	2010	2009(*)	2010	2009(*)	2010	2009(*)
Shareholders	-	-	95,025	94,758	6,033	13
Related entities	6,608	6,703	733	1,223	3,067	2,523
TOTAL	6,608	6,703	95,758	95,981	9,100	2,536
(*) Unaudited figures

The detail of the transactions carried out with related parties in 2010, 2009 and 2008 is as follows:

	Income			Expenses
	2010	2009(*)	2008	2010	2009(*)	2008
Shareholders	-	-	-	316	982	1,597
Related entities	32,182	31,388	34,272	738	420	575
TOTAL	32,182	31,388	34,272	1,054	1,402	2,172
(*) Unaudited figures

All the transactions with related parties were carried out on an arm’s length basis.

“Receivable from Related Parties” includes balances for services specific to the Group's business activities, mainly for Ediciones El País, S.L., Diario AS, S.L., Estructura Grupo de Estudios Económicos, S.A. and Promotora General de Revistas, S.A.

“Non-Current Payables to Related Parties” includes a subordinated loan granted by the shareholders Prisaprint, S.L. and Inversiones Ibersuizas with a maturity of seven years and amounting to EUR 1,600 thousand and EUR 2,400 thousand, respectively. This loan does not bear any interest.

It also includes four subordinated loans with capitalized interest granted by the shareholder Prisaprint, S.L. amounting to EUR 10,000 thousand, EUR 5,000 thousand and EUR 8,024 thousand, entered into on June 9, 2006, November 23, 2006 and February 19, 2008, respectively. These subordinated loans bear interest tied to Euribor. As a result of these subordinated loans, interest of EUR 266 thousand was capitalized in 2010 (2009: EUR 2,759 thousand; 2008: EUR 849 thousand).

On March 26, 2010 Prisaprint, S.L. granted a participating loan to the Company of EUR 33,592 thousand through the partial conversion of the subordinated loan arranged on December 1, 2007 and February 19, 2008. It also includes a participating loan granted by Prisaprint, S.L. on December 1, 2007 for EUR 21,500 thousand and on May 29, 2009 for EUR 12,909 thousand.

Lastly, “Non-Current Payables to Related Parties” includes a balance of EUR 733 thousand (2009: EUR 1,223 thousand) relating to the loan granted by Diario El País, S.L. to increase the production capacity of the printing plants of Distribuciones Aliadas, S.A.U., and Norprensa, S.A.U.

“Current Payables to Related Parties” includes mainly the short-term amount of the loan of EUR 1,790 thousand granted by Diario El País, S.L. and EUR 403 thousand payable in relation to investments.

The income from associates corresponds to commercial activities relating to the Group’s business.

Expenses relating to associates in 2010 correspond mainly to loan interest payments to Prisaprint, S.L. and Diario El País, S.L. of EUR 316 thousand and EUR 38 thousand, respectively.

Remuneration of directors and senior executives

The remuneration received by the members of the Board of Directors, which includes senior executives, was EUR 245 thousand in 2010 (2009: EUR 599 thousand; 2008: EUR 549 thousand). The Group has not granted any loans to its directors and it does not have any pension or insurance obligations to them.

16.  EVENTS AFTER THE REPORTING PERIOD

On February 8, 2011 the Group has proceeded to the payment of the first installement for amount of 12.400 thousands of Euros corresponding to the syndicated financing agreements (see Note 13).

No additional significant events for the Group have occurred since December 31, 2010.

Table of  Contents

APPENDIX I
DÉDALO GROUP COMPANIES

2010

			Thousands of euros
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	CARRYING AMOUNT	% OF DIRECT OWNERSHIP	% OF INDIRECT OWNERSHIP	SHARE CAPITAL	RESERVES	PROFIT/LOSS

DEDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	-	100.00%	0.00%	1,000	(13,490)	(13,774)
DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLE)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	6,365	1,096
NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	3,215	1,178
BIDASOA PRESS, S.L.U.	POL. INDUSTRIAL LA COMA - PICASSENT (VALENCIA)	GRAPHIC ARTS	3,231	100.00%	0.00%	2,047	1,272	(88)
DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	-	100.00%	0.00%	8,456	(31,368)	(8,344)
GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	-	0.00%	100.00%	601	1,306	(1,281)

2009 (*)

			Thousands of euros
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	CARRYING AMOUNT	% OF DIRECT OWNERSHIP	% OF INDIRECT OWNERSHIP	SHARE CAPITAL	RESERVES	PROFIT/LOSS
DEDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	0	100.00%	0.00%	1,000	1,699	(15,189)
DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLE)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	6,117	248
NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	2,858	357
BIDASOA PRESS, S.L.U.	POL. INDUSTRIAL LA COMA - PICASSENT (VALENCIA)	GRAPHIC ARTS	3,319	100.00%	0.00%	2,047	3,063	(1,791)
DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	-	100.00%	0.00%	8,456	(21,678)	(9,690)
GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	-	0.00%	100.00%	601	2,215	(909)
ALTAMIRA, S.A.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	-	0.00%	100.00%	5,384	(4,755)	66

(*) Unaudited figures

2008
			Thousands of euros
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	CARRYING AMOUNT	% OF DIRECT OWNERSHIP	% OF INDIRECT OWNERSHIP	SHARE CAPITAL	RESERVES	PROFIT/LOSS

DEDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	2,699	100.00%	0.00%	1,000	14,314	(12,615)
DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLE)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	5,560	557
NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	2,285	573
BIDASOA PRESS, S.L.U.	C/ MALILLA Nº 134 - 46026 VALENCIA	GRAPHIC ARTS	5,111	100.00%	0.00%	2,047	7,646	(4,583)
DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	-	100.00%	0.00%	8,456	(10,330)	(11,348)
GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	-	0.00%	100.00%	601	1,621	594
ALTAMIRA, S.A.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	-	0.00%	100.00%	5,384	(4,854)	99