Form 20-F
period 2011-12-31
PROMOTORA DE INFORMACIONES SA /FI
filed 2012-04-30
CIK 1159513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares: 459,650,730Class B convertible non-voting shares: 388,210,428

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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP☐International Financial Reporting Standards as Issued by the International Accounting Standards Board ☒ Other☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CURRENCIES

In this annual report, unless otherwise specified or the context otherwise requires:

●	‘‘$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

●	‘‘€,” “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999.

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

 Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our businesses. We compensatefor these limitations by relying primarily on IFRS results and using Adjusted EBITDA measures only supplementally. See “Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this annual report.

We also occasionally use “EBIT” as another name for the IFRS measure profit from operations, as shown in our audited financial statements and accompanying notes.

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

The following table presents financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. You should read this information in conjunction with our historical consolidated financial statements, including the related notes. Our financial data as of and for the years ended December 31, 2011, 2010 and 2009 are derived from our audited consolidated financial statements for those years included elsewhere in this annual report. Our financial data as of and for the years ended December 31, 2008 and 2007 are derived from our audited financial statements for those years that are not included in this annual report. The historical results below and elsewhere in this annual report may not be indicative of our future performance.

 Our consolidated financial statements are presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as approved by the European Union, and the year-end financial statements have been audited. The IFRS approved by the European Union differ in some aspects to IFRS published by the IASB; however, these differences do not have a relevant impact on our consolidated financial statements for the years presented. Accordingly, they present fairly our consolidated equity and financial position at December 31, 2011. For additional information see our financial statements and the accompanying notes in this annual report.

Spanish free-to-air TV “Cuatro”: In 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we presented the results of Spanish free-to-air TV in “Loss after tax from discontinued operations” on the consolidated income statement. For comparison effects, the consolidated income statements and the selected financial data for the years ended December 31, 2009 and 2008 present the results of operations of Cuatro as discontinued operations.

In the selected financial data for the year ended December 31, 2007,Cuatro’s figures are classified as continued operations, because of the unreasonable effort and expense involved to supply this information on a restated basis.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	(thousands of euros, except per share data)
Consolidated Statements of Operations Data:
Operating Income	2,724,450	2,822,731	2,975,120	3,694,738	3,696,028
Operating Expenses	(2,760,186)	(2,486,579)	(2,594,656)	(2,946,031)	(3,176,097)
Profit (loss) from Operations	(35,736)	336,152	380,464	748,707	519,931
Financial Loss	(195,152)	(159,211)	(214,269)	(397,068)	(195,263)
Result of companies accounted for using the equity method	(19,694)	(99,553)	(20,158)	(7,592)	(32,056)
Profit (loss) from other investments	5,867	(4,302)	(4,256)	(1,350)	(3,612)
Profit (loss) before tax from continuing operations	(244,715)	73,086	141,781	342,697	289,000
Income tax	(147,973)	(73,024)	(67,068)	(105,590)	(26,919)
Profit (loss) from continuing operations	(392,688)	62	74,713	237,107	262,081
Loss after tax from discontinued operations	(2,646)	(35,011)	(9,888)	(110,707)
Consolidated profit for the year	(395,334)	(34,949)	64,825	126,400	262,081
Profit attributable to non-controlling interests	(55,884)	(37,921)	(14,346)	(43,404)	(70,108)
Profit (loss) attributable to the parent	(451,218)	(72,870)	50,479	82,996	191,973

Earning (loss) per share from continuing operations	€(0.61)	€(0.16)	€0.28	€0.86	€0.92
Basic earnings per share	€(0.62)	€(0.28)	€0.23	€0.38	€0.92
Cash dividend per share (ordinary shares)	—	—	—	—	€0.18
Cash dividend per share (Class B shares)	€0.175	€0.0146	—	—

	As of December 31,
	2011	2010	2009	2008	2007
	(thousands of euros, except per share data)
Consolidated Balance Sheet Data:
	ASSETS
Non-Current Assets	6,178,703	6,293,489	6,420,766	6,512,270	4,832,055
Property, Plant and Equipment	307,441	295,560	345,754	397,932	423,163
Investment Property	422	430	1	28	85
Goodwill	3,645,077	3,903,514	4,319,603	4,302,739	2,420,078
Intangible assets	331,260	360,512	365,670	400,084	444,337
Non-current financial assets	121,688	70,611	57,218	93,344	157,166
Investments accounted for using the equity method	604,082	613,542	13,644	12,936	13,248
Deferred tax assets	1,166,694	1,046,030	1,313,820	1,298,475	1,364,975
Other non-current assets	2,039	3,290	5,056	6,732	9,003
Current Assets	1,699,696	1,854,312	1,514,898	1,594,297	1,621,418
Inventories	275,403	203,152	218,066	306,079	325,160
Trade and other receivables	1,269,641	1,245,687	1,207,204	1,237,723	1,215,684
Current financial assets	56,494	160,260	6,593	838	7,456
Cash and cash equivalents	98,158	244,988	82,810	49,432	72,827
Other current assets	—	225	225	225	291
Assets Held For Sale	125	3,653	257,388	519	72,887
Total Assets	7,878,524	8,151,454	8,193,052	8,107,086	6,526,360

	EQUITY AND LIABILITIES
Equity	2,218,035	2,650,185	1,373,019	1,258,236	1,353,547
Share Capital	84,786	84,698	21,914	21,914	22,036
Other Reserves	1,152,640	1,120,539	833,697	779,225	721,503
Accumulated Profit	380,282	798,876	403,478	398,975	440,972
From prior years	831,500	871,746	352,999	315,979	248,999
For the year: Profit attributable to the Parent	(451,218)	(72,870)	50,479	82,996	191,973
Treasury Shares	(2,505)	(4,804)	(3,044)	(24,726)	(39,101)
Exchange Differences	9,755	20,213	(1,561)	(18,422)	(3,475)
Non-controlling interests	593,077	630,663	118,535	101,270	211,612
Non-Current Liabilities	3,882,329	3,526,496	2,351,466	2,751,369	3,124,842
Exchangeable Bond in Issue	—	—	—	—	158,408
Non-Current Bank Borrowings	3,176,491	2,931,190	1,917,963	2,348,078	2,558,372
Non-Current Financial Liabilities	302,864	362,754	249,538	232,565	202,378
Deferred Tax Liabilities	30,409	28,555	72,799	79,278	112,931
Long-Term Provisions	356,520	185,592	90,150	74,807	67,346
Other Non-Current Liabilities	16,045	18,405	21,016	16,641	25,407
Current Liabilities	1,778,160	1,974,773	4,263,133	4,097,481	2,047,971
Trade Payables	1,180,075	1,234,846	1,181,437	1,257,945	1,233,136
Payable to Associates	13,870	16,361	10,955	27,296	25,913
Other Non-Trade Payables	115,865	99,583	107,693	142,568	137,863
Current Bank Borrowings	223,625	411,109	2,796,362	2,532,091	536,046
Current Financial Liabilities	88,853	17,788	3,295	21,676	—
Payable to Public Authorities	114,814	154,879	124,288	79,972	73,245
Provisions for Returns	8,686	9,804	9,417	9,369	8,457
Other Current Liabilities	32,372	30,403	29,686	26,564	33,311
Liabilities Held For Sale	—	—	205,434	—	—
Total Equity and Liabilities	7,878,524	8,151,454	8,193,052	8,107,086	6,526,360
Book value per share	€1.92	€2.39	€5.74	€5.39	€5.36

Exchange Rate Information

The following table provides, for the periods and dates indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates may differ from the rates we use in the presentation of our financial statements or other financial information appearing in this annual report.

The data provided in the following tables are expressed in U.S. dollars per euro and are based on the closing spot rates as published by Bloomberg at 5:00 p.m. (New York time) (the “Closing Rate”) on each business day during the period. The Closing Rate on April 25, 2012 was $1.320 = €1.00.

	High	Low	Average (1)	Period End
Annual Data (Year Ended December, 31)	(U.S. dollars per euro)
2007	1.487	1.289	1.371	1.459
2008	1.599	1.245	1.471	1.397
2009	1.513	1.253	1.395	1.433
2010	1.458	1.188	1.327	1.326
2011	1.494	1.286	1.400	1.296

(1)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during relevant period.

	High	Low
Recent Monthly Data	(U.S. dollars per euro)
September 2011	1.4413	1.3363
October 2011	1.4248	1.3146
November 2011	1.3950	1.3212
December 2011	1.355	1.286
January 2012	1.324	1.262
February 2012	1.349	1.297
March 2012	1.339	1.300

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Financial Position and Management of Liquidity

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our businesses, remain in compliance with debt covenants and make payments on our indebtedness and remain in compliance with Class B convertible non-voting shares minimum dividend.

We have significant financial obligations, as summarized in “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” As of December 31, 2011, our bank borrowings amounted to €3,400 million (December 31, 2010: €3,342 million). Our borrowing levels pose significant risks, including:

·	increasing our vulnerability to general economic downturns and adverse industry conditions;

·
requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing our ability to use our cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;

·	exposing us to the risk of increased interest rates, as most of the borrowings are at variable rates of interest; and

·	limiting our ability to adjust to changing market conditions and placing us at a disadvantage compared to competitors who have less debt.

Further, if our operating cash flow and capital resources are insufficient to service our debt obligations or Class B shares minimum dividend, we may be forced to sell assets, seek additional equity or debt capital or further restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

Restrictive covenants in our agreements governing our indebtedness could adversely affect our businesses and operating results by limiting flexibility.

The agreements governing the terms of our indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements, meaning that a default under any one of these agreements could result in a default under our other debt agreements. These covenants and requirements limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. On December 26, 2011 we signed an agreement to refinance our bank borrowings, extending the different maturities of the loans to 2014/2015 and eliminating the schedule for amortizations previously established for the syndicated loan to transform it into a bullet loan. This agreement also modified our financial covenants in order to permit our compliance at year-end 2011 and to adapt the future level of covenants to the new financial estimation. These covenants could place us at a disadvantage compared to competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could adversely impact our businesses by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

Our loans are subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

The terms of our bank debt provide exclusively for variable interest rates, and therefore we are exposed to fluctuations in interest rates (see “Operating and Financial Review and Prospects—Liquidity and Capital Resources”). Consequently, we arrange interest rate hedges through contracts providing for interest rate caps (interest rate swap agreements and combination of options) as far as there are lines of credit available. There can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure. If we cannot arrange interest rate hedges or our hedging strategy is inadequate or the counterparties to the hedging agreements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with changes in interest rates, which would adversely impact our results of operations and financial condition.

At the date of this filing, €284 million of our outstanding debt is hedged.

Fluctuations in foreign exchange rates could have an adverse effect on our results of operations.

We are exposed to fluctuations in the exchange rates of the various countries in which we operate. Our foreign currency risk relates mainly to operating income (revenues) generated outside of the European market, resulting from operations carried on in non-euro zone countries which are tied to the performance of their respective currencies, the acquisition of audiovisual rights from international suppliers of television content and financial investments made to acquire ownership interests in foreign companies. Our principal foreign currencies are the U.S. dollar, Brazilian real, Mexican peso, Argentine peso, Chilean peso and Colombian peso. In order to mitigate this risk and, as far as there are credit lines available, we arrange hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of our projections and budgets. If our hedging strategy is inadequate or the counterparties in the hedging arrangements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with the changes in the exchange rate, which would adversely impact our results of operations and financial condition.

We have negative working capital at the end of the year

We have closed 2011 period with negative working capital, mainly due to payments of past due suppliers. This situation may be repeated in 2012 due to the same reasons.

If we are not able to generate positive short term cash flow, enough to cover those payments, we may be forced to sell assets, seek additional equity or debt capital or further restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet the short term liabilities.

We have significant minority interests in some cash generating companies

Although we full consolidate all our businesses, we have significant minority interests in some cash generating companies, to highlight the 44% minority interests in DTS. The parent company has access to DTS cash through dividends. The evolution of operations and financial condition of DTS will directly affect the dividends received by the parent company. To the extent the dividend is part of the cash flow of the parent company, among other sources, in case those dividends were not enough, Prisa cash flow might be adversely affected and make more difficult the attendance of its obligation.

Fluctuations in the price of paper could have an adverse effect on our results of operations and financial condition.

We are exposed to the possibility of fluctuations in our results due to changes in the price of paper, an essential raw material for certain of our production processes. Paper is the main raw material of our printed media. In 2011 and in 2010, paper purchase expenses represented 3.1% and 3.6%, respectively, of our total consolidated operating expenses in those years (without considering charges for depreciation and amortization or impairment losses). We have established a program for strategically monitoring changes in paper prices, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that we expect to consume in the medium term. However, an increase in those prices or an interruption of supply could adversely affect our press and book publishing businesses and, therefore, adversely impact our businesses, results of operations and financial position.

We have tax credits for export activities discussed by tax authorities

A significant portion of the tax credits for export activities generated by the Group in the past, totaling €253 million, has been questioned in various tax audits, since the tax authorities considered that the requirements for use of this tax benefit had not been met. We do not concur with the position of the tax authorities and have appealed.

To cover a probable unfavorable ruling on the issues in question, we have recorded a provision of €183 million. The outcome of the current proceedings could adversely affect our results of operations and financial condition.

We have significant tax assets (tax losses and tax credits) that we may not be able to use if the company or tax group at which the tax asset arose does not generate sufficient income.

As of December 31, 2011, we have recognized tax assets amounting to €1,167 million in our consolidated financial statements. Of this amount, €823 million relates to tax assets recorded at a 30% rate arising from tax loss carryforwards as a result mainly of prior years’ losses (totaling €2,537 million) of the Prisa Televisión (formerly Sogecable) companies. The deadline for recovering these tax assets by offsetting them against future profits, according to the new tax law approved in August 2011, is 18 years from the tax year in which they were generated (or of the year in which the company concerned first earns a profit, which is the case with DTS). This new law states than only in 2011, 2012 and 2013, compensation of tax losses is limited to the 50% of the amount of the tax income carryforward which has been generated previously to the compensation. Since these assets were earned mainly by companies outside the scope of the Prisa consolidated tax group, they will have to be recovered outside of this scope, i.e., they will have to be offset against the individual profits of each company at which they arose.

Of the remainder, €344 million (including unused tax credits for export activities amounting to €207 million out of the €253 million  mentioned above), relates mainly to investment tax credits which are deducted from the income tax charge. The deadline for taking these credits against future profits, in accordance with the Corporation Tax Law, is ten years from the date on which they were earned. In addition to this deadline, restrictions apply as to the amount that may be used each year, to the extent that, of the balances available for use, credits corresponding to only 35% of the gross tax payable (resulting, in turn, from 30% of the taxable profit less double taxation tax credits) in that year may be used.

Should our businesses fail to produce sufficient profits in the future against which these tax assets (tax loss carryforwards and tax credits) may be used within the time horizon indicated, such credits would be lost, which could significantly impact our results of operations and financial condition.

Deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

Future Generation of Tax assets for nondeductible Financial Expenses in the Spanish Corporate Tax

As a result of the tax reform published the 31st of March, the deductibility of the financial expenses is limited to the 30% of the adjustment EBITDA, for tax purpose. The amount of nondeductible financial expenses can be offset, under the same conditions, and with the same limit, against future profits in the corporate tax of the following eighteen years. Therefore, that amount not deducted could generate a future tax asset.

With the current structure of financial debt in the Group Prisa, this tax reform will generate a tax asset for the amount of nondeductible financial expenses each tax year.

The measure approved does not mean, in the current situation of our businesses, any further cash out in the Prisa tax group in year 2012, nor it is expected to have any cash impact in the following tax years, and it is not expected to have an impact on the Profit and loss account either in the next years.

As it happens with the other tax assets, should our businesses fail to produce sufficient profits in the future against which these tax assets may be used within the time horizon indicated, could generate the consequences mentioned in the third paragraph of the previous factor risk.

We have guaranteed certain significant obligations of Dédalo Grupo Gráfico, S.L., and our financial position and results of operations could be significantly affected if these guarantees were to be called.

We account for our 40% investment in Dédalo, the head of a group of companies engaged in the printing and copying of texts and mechanical binding, using the equity method. In recent years, Dédalo’s subsidiaries, which are engaged in the printing of books and in the printing of magazines and sales brochures using offsetting and photogravure, have incurred ongoing losses, primarily as a result of increased competition in the printing markets in which they operate and restructuring costs that they incurred in relation to these activities to adjust to the demand in those markets.

In 2008, Dédalo and its subsidiaries entered into a syndicated loan and credit agreement for €130 million, principally to cover restructuring costs and operating losses of the photogravure and offsetting businesses. We have guaranteed the full amount outstanding under the agreement and the related hedges since November 2009. As of December 31, 2011, the outstanding debt of this loan amounts to €105 million.

Additionally in March 2010, Prisa entered with the other shareholders of Dédalo Grupo Gráfico, S.L., into a reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico, S.L. Under this agreement, on the one hand, Prisa had a call option, on the additional 60% of Dédalo Grupo Gráfico, S.L. and, on the other, the other shareholders could exercise their put option if any of the Dédalo Group companies were to become subject to insolvency proceedings. The strike price for both the options was EUR 1. The circumstance is not met at December, 2011.

From April, 1, 2012 the call option described above is exercisable. Consequently, according to the IFRS, Prisa has to full consolidate its investment in Dédalo Grupo Gráfico from that date on. This integration has not a significant impact in the consolidated financial statement of Grupo Prisa.

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

Furthermore, the regulatory policies of many countries in which we conduct business tend, where possible, to enable increased competition in most of the industries in which we operate. These countries have in the past granted, and can be expected to continue to grant, new licenses enabling the entry of new competitors into the marketplace. Such entries have the potential to reduce our revenues or make our operations less profitable.

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

Our principal lines of business, specifically press, radio, education, audiovisual, media distribution, advertising and publishing, are conducted in mature industry segments typified by moderate growth rates (or, in some cases, declining demand), standardized product offerings, a significant number of competitors and difficulties in developing and offering new products and services to consumers.

Advertising revenues represent a significant portion of our revenue (23% of our 2011 operating income). According to December 2011 Zenith Optimedia estimates, advertising expenditure in Spain is expected to decline by 2.0% in 2012 (-5.8% according to i2P) and is expected to grow by 4.0% and 7.0% in 2013 and 2014, respectively, which represents a 5.47% compound annual rate for 2012-2014. This same source estimates that advertising expenditure in television in Portugal will grow by 1.1%, 5.5% and 5.5% in 2012, 2013 and 2014 respectively and advertising expenditure in radio in Latin America will grow by 4.8%, 4.8% and 5.4% in 2012, 2013 and 2014 respectively.

According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2011-2015 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at a 11.1% compound annual rate. However, daily newspaper paid print unit circulation in Spain is expected to decline at a 1.6% compound annual rate.

Sales of books and training represented 26% of our operating income for the year ended December 31, 2011. Regarding the total spending in the print educational book market, the report shows that Spain is expected to grow in the period 2011-2015 (+1.3%). In Latin America, the report expects a 3.4% compound annual rate over the same period.

Revenue from subscribers represented 33% of our operating income for the year ended December 31, 2011. In relation to the pay television subscription market, the report states that the subscription market in the EMEA (Europe, Middle East and Africa) region competes with free multichannel services and free satellite services in several countries, so even though in terms of penetration there is still room to grow, the market is effectively close to saturation in terms of available households not currently served by multichannel television. Consequently, subscription services are investing in their infrastructure to provide more channels, including HD, enhancing their VOD offerings and launching applications to allow subscribers watch programs online or on mobile devices. The report states that growth for 2011-2015 will average 4.1% compounded annually, including increases of less than 4% in 2014 and 2015.

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

We are exposed to liability stemming from the content of our publications and programming.

Although we attempt to verify the lawfulness of the content of our publications, programs and broadcasts, we cannot guarantee that third parties will not bring claims against us in connection with our public dissemination of publications and the broadcasting of programs. We could be required to publish corrections to any such broadcasts or publications.

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

Publishing

Our book publishing operations are subject to both general legislation applicable to book publishing as well as legislation regulating the publication of educational materials specifically applicable to textbooks. In addition, in Spain, Autonomous Community legislation (legislation by principal governmental bodies responsible for primary and secondary education, universities and higher education and other state-funded education) imposes various obligations on publishers of educational material and textbooks, and the legislation enacted in support of these functions is extensive. Should we breach any of our statutory obligations with respect to the publication of educational materials and textbooks, penalties could be imposed on us and our textbooks and other educational material could be declared unsuitable. Should the adoption of book lending in schools by the Spanish Autonomous Communities increase, the sale of textbooks and other educational material would be reduced. Any of these developments could adversely impact our businesses, results of operations and financial condition.

Our operations outside of Spain subject us to risks typical to investments in countries with emerging economies.

For the year ended December 31, 2011 approximately 24% of our operating revenues was derived from operations in Latin America.

Various risks typical to investments in countries with emerging economies could adversely affect our operations and investments in Latin America, the most significant of which include:

·	the possible devaluation of foreign currencies or introduction of exchange restrictions, or other restrictions imposed on the free flow of capital across borders;

·
the potential effects of inflation and/or the possible devaluation of local currencies, which could lead to equity deficits at our subsidiaries operating in these countries and require us either to recapitalize the affected subsidiaries or wind up the operations of any such affected subsidiary;

·	the potential for foreign government expropriation or nationalization of our foreign assets;

·	the potential for substantial changes in applicable foreign tax levels or the introduction of new foreign taxes or levies;

·	the possibility of changes in policies and/or regulations affecting the economic climate or business conditions of the foreign markets in which we operate; and

·	the possibility of economic crises, economic instability or public unrest, which could have an adverse effect on our operations in those countries.

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

In 2011, revenue from the Spanish pay television market through Canal+ (formerly known as Digital+) accounted for 36.6% of our operating income. Our share of the total pay television market in Spain in terms of revenues is 58.6%, according to the Spanish Telecommunication Market Commission (CMT) 3Q report 2011. The growth and profitability of the Canal+ business are dependent on developments in the pay television industry as a whole, as well as on changes in the film production and distribution industry. Industry developments impact:

·	our ability to stimulate pay television consumption, win new subscribers and increase the rate of penetration of pay television among homes with televisions; and

·
our ability to ensure the future continuity of the supply of television programming produced by third parties, specially the soccer rights since our current contract terminates by the end of season 2011/2012.

Should the market for pay television suffer a downturn or a significant reduction in subscribers, this would adversely impact our results of operations and financial condition.

Our business depends on a number of third-party infrastructures and technological systems for the provision of services to subscribers and any breakdown thereof could interrupt those services.

Currently, Prisa Televisión has contracts for the supply of satellite transmission services with the operators Hispasat, S.A. and Société Européenne des Satellites, S.A., or SES ASTRA. The provision by Prisa Televisión of satellite television services through Canal+ depends on these supply contracts remaining in force. The revocation, termination or failure to renew these contracts could prevent Prisa Televisión from providing its subscribers with satellite television services and could lead to an interruption in these services and adversely impact our businesses, results of operations and financial condition.

The ongoing European sovereign debt crisis and a possible recession in the Eurozone could adversely affect our results of operations and financial condition.

Since late 2009, the sovereign debt markets of the Eurozone have undergone substantial stress, especially with respect to Greece, Ireland, Italy, Portugal and Spain. The sovereign debt crisis has contributed to a weakening of the business environment and financial markets in the Eurozone, raising the possibility that Europe may currently be in a recession. Austerity programs introduced by a number of countries across the Eurozone in response to the sovereign debt crisis may also be contributing to a decline in economic growth. If European policymakers are unable to resolve the sovereign debt crisis, our results of operations and financial position would likely be materially and adversely affected.  As described above, weak economic conditions may adversely affect our business and our customers. In addition, efforts by our lenders to preserve capital in the face of sovereign debt write-downs and increased regulatory capital requirements has reduced overall lending and could material adversely affect our ability to refinance our outstanding indebtedness.

Furthermore, one or more members of the Eurozone could leave the common currency, which could have unpredictable financial, legal, political and social consequences, and could result in a widespread loss of investor confidence.

Our systems to operate and protect our digital activities may be insufficient to protect against service interruptions or fraudulent activities.

Our digital activities generated €55 million in revenues in 2011, a 6.7% increase over 2010.  Our digital activity depends on Internet Service Providers (“ISPs”), online service providers and our system infrastructure to allow users to access the sites we operate, as well as on technologies and network systems to handle transactions and user information securely over the Internet.  Any system failure, including network, software or hardware failure, which causes a delay or interruption in access to our sites could have a material adverse effect on our results of operations and financial condition. Our security and network systems could also be tested and subject to attack by third parties seeking to commit fraud.  Any such attack could cause delay, interruption or financial loss, which could have a material adverse effect on our results of operations and financial condition.

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

Additionally the shareholders agreement provides minority shareholders first refusal and veto rights, among other usual rights in this kind of transactions.

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

The Prisa Class B convertible non-voting shares issued in connection with the business combination are entitled to receive a minimum annual dividend of €0.175, but only to the extent that Prisa has sufficient “distributable profits” for the applicable year, as that term is defined by the 2010 Spanish Companies Act (the "Spanish Companies Act"), or sufficient premium reserve created by the issuance of the Prisa Class B convertible non-voting shares. If Prisa has no distributable profits in a given year or insufficient premium reserve created by the issuance of the Prisa Class B convertible non-voting shares, then no dividend will be payable for such year, and if Prisa has distributable profits in a given year or premium reserve created by the issuance of the Prisa Class B convertible non-voting shares which are insufficient to pay the annual dividend in full, then a partial dividend will be paid for such year, up to the amount of such distributable profits and premium reserve created by the issuance of the Prisa Class B convertible non-voting shares (so long as there is no legal restriction against such payment). Any unpaid dividends will accumulate from year to year.

Under Spanish law, the determination of whether Prisa has distributable profits does not take into account the assets or profits of any of Prisa’s subsidiaries. Prisa is a holding company with no significant operating assets other than through its ownership of shares of, or other interests in, its subsidiaries. Prisa receives substantially all of its operating income from its subsidiaries. Prisa’s subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay dividends or distribute any amounts to Prisa, or to otherwise make any funds available to Prisa, to allow Prisa to pay dividends on the Prisa Class B convertible non-voting shares. In addition, the ability of Prisa’s subsidiaries to pay dividends or make distributions to Prisa may be subject to, among other things, applicable laws and/or restrictions contained in agreements or debt instruments to which such subsidiaries are bound. In addition, third parties own substantial interests in certain of Prisa’s subsidiaries and, accordingly, Prisa must share with minority shareholders any dividends paid by these subsidiaries. Prisa had, on a non-consolidated basis, a loss of approximately €617 million in 2011, a distributable profit of €9.3 million in 2010 and a loss in 2009.

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

In addition any remaining accumulated dividends at the time of conversion (whether voluntary or automatic at the 42-month anniversary of issuance) will be paid on or before the date on which Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares to the extent there are distributable profits for the year of conversion or the previous year (if the minimum dividend for such year has not been declared) that are permitted by applicable law to be paid out. At that time, Prisa will determine and pay both the amount of the annual dividend payable for the portion of the year of conversion during which the shares subject to conversion remained outstanding and the amount of dividend that remained accrued at the time of conversion. Any such dividends (whether for the portion of the year of, or accrued at the time of, conversion) that do not become payable at that time due to the lack of sufficient distributable profits for that year or lack of available premium reserve will not thereafter become payable or be paid. Based on the number of Prisa Class B convertible non-voting shares issued in the business combination (approximately 403 million shares), an aggregate annual minimum dividend of €70.5 million would have been payable on the Prisa Class B convertible non-voting shares for each of 2009, 2010 and 2011. For 2009, since Prisa did not have distributable profits for the year, Prisa would have been obligated to pay the entire €70.5 million out of a charge against the premium reserve.For 2010, Prisa is obligated to pay €0.014583 per Class B convertible non-voting share. For 2011, Prisa is obligated to pay the entire of approximately €70 million out of a charge against the premium reserve.

According to article 99 of the Spanish Corporate Enterprises Act, if the minimum dividend is not paid up, the non voting shares shall be entitled to the voting right under the same terms and conditions as ordinary shares until it is fully paid.

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

History

The following are certain significant events in the development of Prisa:

1972

·	Prisa founded, but does not begin operations.

1976

·	El País first issue.

1980s

·	We acquire Cadena SER.

·	We acquire Cinco Días.

1990

·	Sogecable (currently Prisa TV), 25.0% owned by Prisa, is awarded a television license to operate Canal+, first experience of pay TV in the country.

1996

·	We acquire a controlling equity interest in AS and launches websites for El País, Canal+, AS and Cadena SER.

1997

·	Sogecable launches Canal Satélite Digital, Spain’s leading multi-channel digital direct-to-home platform.

1999

·	We expand our activities into the music market by founding Gran Vía Musical.

·
We acquire our equity interest in Caracol, S.A., or “Radio Caracol”—the largest radio group in Colombia—and create Participaciones de Radio Latinoamericana S.L., or “PRL,” through which we carry out our radio operations in Chile, Costa Rica, Panama, the United States and France.

2000

·	We launch our initial public offering and our shares begin trading through the Spanish stock market interconnection system.

·	We expand our activities to media advertising sales through the acquisition of GDM (currently Prisa Brand Solutions).

·	We expand our activities to book publishing and printing through Santillana and Dédalo, respectively.

2001

·	We establish audiovisual producer Plural Entertainment, to develop and produce audiovisual content.

·
We enter the radio market in Mexico through an agreement with Grupo Televisa A.B., or Televisa, to develop the radio market in Mexico, which involved the acquisition of a 50.0% equity interest in Sistema Radiópolis, S.A. de C.V., which is referred to as“Radiópolis.” Management is run by Prisa.

·	We acquire Editora Moderna Ltda., or “Editora Moderna,” in Brazil.

2002

·
We organize Grupo Latino de Radio S.A., or “GLR,” as a holding company to restructure our radio businesses in Latin America, and our equity interests in PRL, Radiópolis and Grupo Caracol are transferred to GLR.

2005

·	We enter the Portuguese media market through the acquisition of 100.0% of the equity of Vertix, which owns 33.0% of the equity of Media Capital.

2006

·	We increase our ownership interest in Sogecable to 42.9%.

·	We combine our ratio activities in Latin America and Spain into Unión Radio (currently Prisa Radio).

2007

·	We acquire all of the shares of Iberoamericana Radio Chile, S.A. through GLR Chile, Ltda.

·	We increase our ownership interest in Media Capital to 94.7%

2008

·	We acquire the remaining outstanding share capital of Sogecable, increasing our ownership interest to 100%.
·	3i Group plc enters the shareholder structure of Unión Radio (currently Prisa Radio) with an 8.14% stake.

2010

·
We signed an agreement (“Business Combination Agreement” or “BCA”) on March 5, 2010, with the US company Liberty Acquisition Holdings Corp (which had the legal form of a “special purpose acquisition company”), consolidated into a new text called the “Amended and Restated Business Combination Agreement”, in August 2010.

Under this agreement, we carried out the following capital increases, which were approved by the extraordinary shareholders’ meeting of Prisa of November 27, 2010:

i) Capital increase by issuance of 241,049,050 Class A ordinary shares, issued in exchange for a cash consideration with preemption rights implemented through warrants.

ii) Capital increase by issuance of 224,855,520 Class A Shares and 402,987,000 non-voting convertible Class B shares, issued by compensation in kind, which was subscribed by contribution of all common shares and warrants of Liberty Acquisition Holdings, Corp., once absorbed by its subsidiary, Liberty Acquisitions Holdings Virginia, Inc.

As a result of this capital increases  we obtained €650 million in cash. After this transaction, the investors of Liberty Acquisition Holdings Corp become Prisa shareholders. At the same time, Prisa shareholders before November 23rd are granted Prisa warrants. In connection with this transaction, we list our shares, in the form of American Depositary Shares, on the New York Stock Exchange. Our new shares start trading on the NYSE and on the Spanish stock exchanges in December. Our warrants are also traded on the Spanish stock exchanges.

·	We sell a 25% stake in Santillana to DLJ SAP Publishing Cöoperatief, UA..

·	Through Prisa Televisión (formerly Sogecable), we sell a 44% stake in DTS to Telefónica (22%) and Telecinco (22%) for €976 million in cash, which is mainly used for debt amortization.

·
On December 28, 2010, Prisa Televisión sells 100% of Sociedad General de Televisión Cuatro, S.A. and subsidiaries to Gestevisión Telecinco, S.A. This sale is carried out through the subscription by Prisa Televisión of a 17.336% stake in Gestevisión Telecinco, S.A. in non-cash capital increase approved by the shareholders of Gestevisión Telecinco, S.A. in their general meeting held on December 24, 2010. The market value of this investment on subscription was €590 million. As a result of this transaction, we consolidate Gestevisión Telecinco, S.A. Group and subsidiaries using the equity method.

2011

·	We sell a 10% stake of Grupo Media Capital to PortQuay West I B.V., a company which is controlled by Miguel Pais do Amaral.

Business areas

Our principal business operations are:

·	Audiovisual, which includes pay television, free-to-air television and television and film production;

·	Education, which includes the publishing and sale of general books and educational material;

·	Radio, which includes the sale of advertising on our networks; and

·	Press, which includes the publishing of newspapers and magazines and the sale of advertising in such publications.

We operate a digital platform that provides services and support to each of these principal business operations. We also sell media advertising and promote and produce musical events. We are the leader in Spain, and we believe we are one of the leaders in the Spanish-speaking world, in daily newspapers through El País, in radio through Cadena SER, and in education and publishing through Santillana. Through Prisa Televisión and its digital platform,Canal+, we are also the leader in pay television in Spain. In specialized press, we are ranked second in sports press through AS and are ranked second in financial press through Cinco Días.

Media Capital, our subsidiary, operates TVI, the leading free-to-air television network in Portugal. Media Capital also operates an audiovisual production business as well as a radio network, produces music recordings and distributes films and video/DVDs.

Prisa is domiciled in Spain, its legal form is a public limited liability company and its activity is subject to Spanish legislation and particularly to the Spanish Companies Act. It has been in continuous operation since its public deed of incorporation was executed, and now has perpetual existence. Our registered office is located at Gran Vía 32, 28013 Madrid, Spain. Our telephone number is +34 (91) 330 10 00.

Capital expenditures and disposals

Our principal capital expenditures during the three years ended December 31, 2011 consisted of additions to property, plant and equipment and additions to intangible assets. In 2011, 2010 and 2009, we made capital expenditures of €218 million, €206 million and €128 million, respectively.

Year ended December 31, 2011

Our capital expenditure increased by 5.8% to €218 million in 2011 compared to €206 in 2010. This increase was mainly due to the fact that Canal+ changed its iPlus marketing model, to investment in decoders, to investments in digital developments and learning systems in Santillana and to investment in creating a new digital platform.

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

Year ended December 31, 2009

Our capital expenditure decreased by 32.8% from 2008 to 2009. This reduction was largely due toa decrease in Digital+ capital expenditures related to the decline in the number of subscribers, a cost saving plan and a capital expenditures reduction policy.

Financial Investments

Our principal financial investment in 2011 was the acquisition of an additional 7.9% stake in V-me Media Inc, a TV operator in the US Hispanic market.

Recent Developments

Exercise of warrants

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.’s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin.

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of €2.00 each, increasing the Company’s capital by €150 million.

The proceeds from the capital increase were used to repay €100 million of the Syndicated Loan, of which €1,283 million remained outstanding, the maturity of which was extended to March 19, 2014 or December 19, 2014, if certain targets are met.

B.	Our Business

Our activities are organized into the following segments: Audiovisual, Education, Radio and Press, which includes the Distribution business since the third quarter of 2011. This structure is supported by the Digital area, which provides services and support to all business segments. Additionally, we do business in other areas not part of any business segment including an advertising agency, real estate and printing (known as Dédalo).

The following table describes our organizational structure by segment.

	Audiovisual		Education		Radio		Press
●	Prisa Televisión	● ●	Education General Publishing	● ●	Radio in Spain International Radio	● ●	El Pais AS
●	Media Capital			●	Gran Via Musical	●	Cinco Dias
●	Audiovisual Production					● ●	Magazines Distribution

The following table shows our revenues and assets, by business segment, for the previous three fiscal years (in thousands of euros, except for margins).

	Audiovisual (2)			Education (2)
	2011	2010	2009	2011	2010	2009
Revenue	1,241,185	1,372,401	1,529,454	720,393	642,252	616,885
Adjusted EBITDA (1)	234,694	308,777	353,672	170,198	166,347	152,115
Profit from operations	121,389	194,437	216,235	103,986	105,461	90,004
Adjusted EBITDA margin	18.9%	22.5%	23.1%	23.6%	25.9%	24.7%
Profit from operations margin	9.8%	14.2%	14.1%	14.4%	16.4%	14.6%
Total assets	3,033,287	3,136,159	2,983,319	573,677	559,885	515,523

	Radio (2)			Press (2)
	2011	2010	2009	2011	2010	2009
Revenue	376,772	405,522	377,166	390,012	420,347	431,457
Adjusted EBITDA (1)	51,605	108,065	100,026	40,047	57,859	51,538
Profit from operations	25,184	90,064	82,027	16,480	42,296	28,001
Adjusted EBITDA margin	13.7%	26.6%	26.5%	10.3%	13.8%	11.9%
Profit from operations margin	6.7%	22.2%	21.7%	4.2%	10.1%	6.5%
Total assets	533,020	560,617	535,977	345,208	331,000	339,592

	Other (2)(3)			Total (2)
	2011	2010	2009	2011	2010	2009
Revenue	(3,912)	(17,791)	20,158	2,724,450	2,822,731	2,975,120
Adjusted EBITDA (1)	(59,630)	(44,717)	(22,982)	436,914	596,331	634,369
Profit from operations	(302,775)	(96,106)	(35,803)	(35,736)	336,152	380,464
Adjusted EBITDA margin	—%	—%	(114.0%)	16.0%	21.1%	21.3%
Profit from operations margin	—%	—%	(177.6%)	(1.3%)	11.9%	12.8%
Total assets	3,393,332	3,563,793	3,818,641	7,878,524	8,151,454	8,193,052

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

(2)
2011 operating figures have been impacted by some items such as redundancies from the efficiency plan (€77 million of expense) registered in all business units and a goodwill impairment of €253 million (Media Capital: €219 million and advertising agency: €34 million). Additionally, the Audiovisual area included the sale of Canal Viajar (€12.3 million income) and the FC Barcelona Sentence (€16.9 million income). 2010 figures also included some items mainly in the Audiovisual area to highlight the Mediapro sentence (€33 million income), the sale of headquarters of Canal+ in Tres Cantos (€20 million at the Group level), the sale of Sogecine and Sogepaq (€11 million) and the income resulting from renegotiations with suppliers (€32 million of income). In addition 2010 figures included €50 million of impairment in Media Capital goodwill (see “Operating and Financial Review Prospects- Operating Results”).

(3)
“Other” includes our digital platform and our advertising, real estate and corporate activities, and the eliminations and adjustments on consolidation. “Other” does not include Dédalo, which is accounted for under the equity method.

In 2011, the Distribution business which was previously included in “Other” has been integrated into the Press division. We have modified figures for that division for 2010 and 2009 for comparison purposes. In addition, in 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we present the results of our Spanish free-to-air TV business under “Loss after tax from discontinued operations” on our consolidated income statement. For comparison purposes, the consolidated income statements for the year ended December 31, 2009 presented the results of operations of Cuatro as discontinued operations. Furthermore, our audiovisual segment results for 2009 do not include Cuatro figures.

Business Segment

Audiovisual

We believe that we are a leading producer and distributor of Spanish and Portuguese audiovisual content, and the largest in the Iberian market (see further discussion in this section concerning the external sources that show this leadership), with operations in Spain, Portugal and the United States.

In the distribution area, we have a diversified range of products, and are the leader in pay television in Spain through the satellite platform Canal+.

We also operate Media Capital, the owner of TVI, the leading free-to-air television network in Portugal. In the production area, we believe we lead the Portuguese market with Plural Entertainment Portugal (formerly NBP). Additionally, Plural Entertainment España, a producer of film and television, operates in Spain and the United States.

In 2011, the Audiovisual segment accounted for 45.6% of our revenue and 53.7% of our adjusted EBITDA.

The table below sets forth the revenues of the businesses included in our Audiovisual segment (in thousands of euros, except for margins).

	Prisa Televisión			Media Capital
	2011	2010	2009	2011	2010	2009
Revenue	1,011,278	1,133,989	1,266,158	224,356	249,008	267,708
Adjusted EBITDA (1)	186,765	269,372	302,830	38,952	48,037	52,484
Profit from operations (2)	95,572	174,064	180,439	16,840	29,005	37,438
Adjusted EBITDA margin	18.5%	23.8%	23.9%	17.4%	19.3%	19.6%
Profit from operations margin	9.5%	15.3%	14.3%	7.5%	11.6%	14.0%

	Other (3)			Total
	2011	2010	2009	2011	2010	2009
Revenue	5,551	(10,596)	(4,412)	1,241,185	1,372,401	1,529,454
Adjusted EBITDA(1)	8,977	(8,632)	(1,642)	234,694	308,777	353,672
Profit from operations (2)	8,977	(8,632)	(1,642)	121,389	194,437	216,235
Adjusted EBITDA margin	161.7%	81.5%	(37.2%)	18.9%	22.5%	23.1%
Profit from operations margin	161.7%	81.5%	(37.2%)	9.8%	14.2%	14.1%
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

(2)
In addition to the aforementioned items, Profit from operations for the Audiovisual division includes a goodwill impairment of €9.75 million which impacts Media Capital, which does not have an impact at group level as corresponds to the goodwill generated with an internal transfer of the investment in the Spanish audiovisual production company Plural.

(3)	“Other” includes adjustments and eliminations on consolidation.

Prisa Televisión

Founded in 1989, Prisa Televisión is Spain’s leading pay television group. Prisa Televisión owns various subsidiaries with different operations that are vertically integrated. The subsidiaries provide audiovisual rights and ancillary services in the Spanish market. Prisa Televisión’s main source of revenue is the pay television activities performed through Canal+. It offers strong differentiation from other offerings in the Spanish marketplace with premium sports content (including full coverage of Spanish football tournaments) and Hollywood films. Prisa Televisión’s other activities include the acquisition and management of audiovisual rights, audiovisual production, channel distribution and marketing.

Prisa Televisión pioneered the introduction of high-definition, 3-D television (launched June 2010) and interactive services. The development of audiovisual products for new-generation media has driven Prisa Televisión to begin creating products based on mobile telephony and the internet. Additionally, Canal+ in high definition is accessible to subscribers to the platform through iPlus, a technologically advanced set-top box through which high-definition broadcasts can be received and which can store up to 80 hours of programs on its digital video recorder. Through its new brand Canal+ Yomvi, created in October 2011, Prisa Televisión was also the first to allow the viewer to choose content at his own preferred time and through the device of his choice connected to the Internet (TV, computer, tablet or smartphone). Since its inception, Canal+ Yomvi recorded more than 1.5 million downloads and more than 300,000 users have accessed the platform.

Prisa Televisión cooperates on an ongoing basis with technological suppliers with the objective of being at the forefront of service provision to its subscribers and customers. It has also signed an agreement with CISCO to jointly develop new advanced decoders which upgrade applications and performance.

Prisa Televisión has been operating as a television producer since its inception. Under the Canal+ brand, Prisa Televisión creates and operates several channels. Prisa Televisión produces theme-based channels that deal with a wide variety of content: DCine Español, Sportmanía, Caza y Pesca, Canal+ Toros, Golf+, Canal+ 1, Canal+ 2, Canal+ Xtra, Canal+ Acción, Canal+ Comedia, Canal+ Dcine, Canal+ Fútbol, Canal+ Deportes, Canal+ Liga, Canal+ Liga2 and Abono Fútbol. Some of them in addition to being included in the Canal+ range of services, are marketed to cable and IPTV operators: DCine Español, Sportmanía, 40TV, Caza y Pesca, Abono  Fútbol and Canal+ 1. In 2011, Canal Viajar was sold and bullfighting content was packaged and commercialized through Canal+ Toros.

Our premium sports content includes tennis (Wimbledon, Australian Open, US Open, ATP1000,ATP 500, ATP250), football (Barclays Premier League Football, Bundes Liga football, UEFA Europa League football, the FA Cup, the Carling Cup, Lega Calcio the Argentine League and as of 2012 the UEFA Champions League), golf (the British Open, PGA Tour, the Masters, the Ryder Cup, the US Open and the European Tour), basketball (NBA basketball, NCAA), rugby, NFL American football and Major League Baseball. Prisa Televisión also has exclusive pay television broadcast rights within Spain for programming from the following studios: MGM, DreamWorks Studios, 20th Century Fox, Paramount, TimeWarner, Universal Studios, Columbia TriStar Films, HBO and Disney.

According to the Spanish Telecommunication Market Commission, or CMT, Canal+ is the leading pay television network in Spain. In 2011, Prisa Televisión generated revenue of €1,011 million and profit from operations of €96 million.

The number of Canal+ subscribers and the average monthly revenue per user, or ARPU, for each of 2011, 2010, and 2009 are as follows:

	Year Ended December 31,
	2011	2010	2009

Subscriber breakdown (in thousands)	1,838	1,785	1,846
Satellite (DTH)	1,756	1,773	1,846
Wholesale distribution	82	12	-
DTH ARPU (in euros)	41.1	41.7	41.5

During 2011, the number of net subscribers of Canal+ showed a positive trend, thanks mainly to the impact of the agreements with other operators. The numbers of Satellite subscribers ended the year with a net fall of 16,671 subscribers, but this was more than compensated with the growth of wholesale distribution, which added 70,529 net subscribers, so that the net change in net subscribers in 2011 was an increase 53,858. In addition, the cancellation rate as of December 2011 was 13.6%, showing a significant improvement compared to the previous years (15.8% as of December 2010, and 18.2% as of December 2009).

Agreements with Jazztel, Telecable, Orange, ONO and Telefónica for the sale of content have had a positive impact in the number of subscribers of Canal+ (as described above) and they are expected to have an even greater impact in the coming years as two relevant agreements were signed in the second half of 2011 (with Telefónica in August and with Jazztel at year end).

Canal+ subscribers with iPlus set–top box increased from 2010 by close to 200,000, reaching 503,202 subscribers, which implied an increase of 64.8%. This increase was helped by the shift of our iPlus marketing model from a sales model to a transfer with licensing fees.

As of December 2011, 238,772 subscribers were using the Multi+ (multiroom) service (an increase of 44.6% in the year), which implies a penetration of 13.6%. The number of subscribers with both iPlus and Multi+ reached 199,090 subscribers, which meant an increase of 73,124 subscribers in the year (+58%).

Media Capital

Media Capital is the leading multimedia group in Portugal. According to Marktest, Media Capital’s subsidiary, TVI, is Portugal’s leading free-to-air television channel in terms of audience. Media Capital also engages in audiovisual production and has a presence in radio, music, film and DVD distribution and internet businesses.

In 2011, TVI accounted for 88.0% of Media Capital's total revenue. According to Marktest, TVI maintained its leadership in Portugal with an average 24-hour audience share of 34.5% and 38.1% in prime time. TVI was confirmed for the seventh consecutive year as the most viewed channel in Portugal.

Education

The Education segment encompasses our publishing and educational activities through our publishing arm Santillana. In 2011, the Education segment represented 26.4% of our revenue and 39.0% of our adjusted EBITDA.

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

In 2011, 74.2% of Santillana’s total Education revenue came from Latin America (€535 million). The largest share came from Brazil (34.5% of Santillana’s 2011 revenue), and the second largest share came from Mexico (12.2% of Santillana’s 2011 revenue). Spain and Portugal represented 24.8% of total Santillana´s 2011 revenue.

Santillana has also continued working to incorporate new technologies in the development of content. The most relevant recent initiatives include:

·
The creation of a teachers social network targeting the entire Latin American teaching community to facilitate exchanging ideas among educators, introducing common good practices and sharing educational experiences (IneveryCREA).

·
The development of a Learning Management System along with a planning and management tool for schools and the development of digital-format educational materials and books designed both for students and for teachers. A notable success was a digital book marketed for the mandatory secondary education (ESO) in Catalonia.

·
Digital versions of General Editions, both editorial and new releases, for distribution on the Libranda digital distribution platform. In addition, distribution agreements were reached with Amazon, Apple, Casa del Libro and Fnac.

·	The beginning of the functional development of an educational digital store and of a pilot catalogue in App format.
·	The launch of a virtual world, which is an online mass multimedia game with an educational focus for children from 9 to 12 years old (Nanoland).

Radio

The Radio segment encompasses our Spanish and international radio business activities (integrated under Prisa Radio (formerly Unión Radio)) and the promotion, production of musical events and the management of artists. In 2011, this segment accounted for 13.8% of our total revenue and 11.8% of our adjusted EBITDA. The Radio segment is divided into Radio in Spain, International Radio and other.

We believe that Prisa Radio is the largest Spanish-language radio group in the world with more than 26 million listeners and more than 1,200 proprietary and affiliated broadcasting stations, distributed in ten countries: Spain, the United States, Mexico, Colombia, Costa Rica, Panama, Argentina, Chile, Guatemala and Ecuador. According to EGM in Spain, ECAR in Colombia and Ipsos in Chile, we are the leader in terms of audience in those countries. In Mexico and Argentina, Prisa Radio is third and fourth in audience share according to the INRA and IBOPE surveys, respectively. Based on these sources, Prisa Radio’s market shares in 2011 were as follows: 50.4% in Spain, 43.8% in Chile, 39.8% in Colombia, 14.1% in Mexico and 11.3% in Argentina.

In the Digital area, Prisa Radio has 43 websites, with nearly 14 million unique users per month and over 1.5 million downloads for mobile devices.

Through Gestión de Marcas Audiovisuales, S.A., or Gema, Prisa Radio is also involved in brand leveraging—40 credit card activities (agreements with financial entities), 40 travel activities (agreements with online travel agencies), 40 Café and the Music Collection of fashion with Adolfo Dominguez..

The revenues for the past three years for the Radio segment are set forth below (in thousands of euros, except for margins):

	Radio in Spain (2)			International Radio
	2011	2010	2009	2011	2010	2009
Revenue	230,798	252,907	254,206	128,319	118,913	92,442
Adjusted EBITDA(1)	16,173	71,137	76,055	36,142	32,347	18,789
Profit from operations	(2,580)	61,006	64,983	29,594	26,139	12,808
Adjusted EBITDA margin	7.0%	28.1%	29.9%	28.2%	27.2%	20.3%
Profit from operations margin	(1.1%)	24.1%	25.6%	23.1%	22.0%	13.9%

	Other (3)			Total
	2011	2010	2009	2011	2010	2009
Revenue	17,655	33,702	30,518	376,772	405,522	377,166
Adjusted EBITDA(1)	(711)	4,581	5,182	51,605	108,065	100,026
Profit from operations	(1,829)	2,919	4,236	25,184	90,064	82,027
Adjusted EBITDA margin	(4.0%)	13.6%	17.0%	13.7%	26.6%	26.5%
Profit from operations margin	(10.4%)	8.7%	13.9%	6.7%	22.2%	21.7%
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

(2)	Includes Gema

(3)	“Other” includes the activities of Gran Vía Musical and eliminations and adjustments on consolidation.

Radio in Spain

In 2011, Radio in Spain represented 63% of the total revenue of the Radio segment, or €231 million (down 8.7% from 2010). Most of the revenue from this area is obtained from advertising. According to Infoadex, our Radio segment has a 49% market share in Spain.

In Spain, Prisa Radio’s flagship general interest network is Cadena SER. Prisa Radio, through its 502 proprietary and affiliated stations, also has five music networks: 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM.

According to the 2011 final EGM survey, “Cadena SER”, with 4,208,000 users, maintains its leadership position in 24 hours. This performance includes music radio, in which “40 Principales” reached 3,850,000 users.

According to the final EGM survey for 2011, the audience of our networks was as follows (in thousands of listeners):

	2011	2010
Cadena SER, general interest	4,208	4,247
40 Principales	3,850	3,890
Dial	2,354	2,210
Máxima FM	776	700
M80	491	539
Radiolé	525	424
Total	12,204	12,010

International Radio

International radio revenue represented 35% of Prisa Radio’s total revenue and amounted to €128 million in 2011 (up 7.9% from 2010).

In the United States, our Radio segment carries on its activities through two radio stations broadcasting in Spanish—one in Southern California and one in Miami. Both of these geographical areas have large populations of native Spanish speakers. Additionally, Prisa Radio exploits a content syndication business with national coverage in the United States.

In Mexico, Prisa Radio operates through Radiópolis, which is 50% owned by Televisa.

The 40 Principales global format is also broadcast in Panama, Costa Rica, Chile, Argentina, Colombia, Guatemala and Ecuador.

Radio Caracol is one of the best recognized stations in Latin America and, according to the ECAR fourth survey for 2011, the leader in the Colombian radio market in terms of audience.

ADN Radio Chile is also leader in terms of audience in that country according to Ipsos survey.

In 2011, live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards were broadcast to 20,000 live spectators and 500,000 unique users on the Internet.

Other

Gran Vía Musical focuses on promoting and producing musical events and tracking the progress of performing artists through Planet Events, and on musical publishing rights through our subsidiaries Nova and Lirics & Music.

Additionally, Gran Vía Musical includes the performing artists´ agency RLM, which manages popular performers and the music channel 40TV, a natural extension of the Top 40 music brand 40 Principales in television.

In 2011, approximately 516,000 spectators attended the events organized by Planet Events. In 2011, Planet Events has promoted the tours of Carlos Baute, Miguel Ríos, César Millán, Juanes, Maná, Ricky Martin, Festival Sensation and Shakira, among others.

Press

In 2011, the Press segment represented 14.3% of our operating income and 9.2% of adjusted EBITDA. The Press segment includes the leading Spanish newspaper El País, the sports newspaper AS, the financial newspaper Cinco Días and the magazine business, which includes, among other titles, Cinemanía, the Spanish version of Rolling Stone and Gentleman.

The Press segment has made a significant effort to incorporate and adapt the most innovative technologies to content distribution of its main brands. In this sense, we have made new developments in the editorial systems of the newspapers, both in the on-line and off-line versions.

The following table details the revenues from each of the activities within the Press segment (in thousands of euros, except for margins):

	El País			AS
	2011	2010	2009	2011	2010	2009
Revenue	255,265	275,251	285,095	75,154	82,292	72,574
Advertising	107,556	126,271	128,257	20,358	23,747	15,234
Circulation	111,265	116,081	123,384	46,227	51,225	51,867
Other	36,444	32,899	33,454	8,569	7,320	5,473
Adjusted EBITDA(1)	20,551	38,562	39,341	16,264	15,865	10,718
Profit from operations	8,925	28,221	19,580	14,277	14,059	9,773
Adjusted EBITDA margin	8.1%	14.0%	13.8%	21.6%	19.3%	14.8%
Profit from operations margin	3.5%	10.3%	6.9%	19.0%	17.1%	13.5%

	Cinco Días
	2011	2010	2009
Revenue	15,448	15,323	15,165
Advertising	8,111	8,736	8,141
Circulation	5,841	6,092	6,570
Other	1,496	495	454
Adjusted EBITDA(1)	58	50	(640)
Profit from operations	(542)	(399)	(1,282)
Adjusted EBITDA margin	0.4%	0.3%	(4.2%)
Profit from operations margin	(3.5%)	(2.6%)	(8.5%)

	Other (2)			Total
	2011	2010	2009	2011	2010	2009
Revenue	44,145	47,481	58,623	390,012	420,347	431,457
Adjusted EBITDA (1)	3,174	3,382	2,119	40,047	57,859	51,538
Profit from operations (3)	(6,180)	415	(70)	16,480	42,296	28,001
Adjusted EBITDA margin	7.2%	7.1%	3.6%	10.3%	13.8%	11.9%
Profit from operations margin	(14.0%)	0.9%	(0.1%)	4.2%	10.1%	6.5%
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

(2)	“Other” includes international press until September 2009, magazines, distribution and eliminations and adjustments on consolidation.

(3)
The Profit from operations for the Press division includes a goodwill impairment of €7.75 million which impacts the division but does not have an impact at group level, and which corresponds to the goodwill generated with the internal transfer of the participation in Portuguese magazines.

El País

According to Oficina de Justificación de la Difusión, or OJD, El País has, for the last 31 years, been the Spanish daily newspaper with the highest circulation in Spain. El País represented 65.5% of total Press revenue in 2011 and 54.2% of the segment’s profit from operations. In 2011, El País had an average daily circulation of 365,118 copies and an average circulation on Sundays of 510,365 copies. Also according to OJD, El País holds a 26.3% share of the circulation of the major Spanish national newspapers. According to the final EGM survey for 2011, El País confirmed its leadership position among paid newspapers with an average of 1,915,000 daily readers. According to ComScore ElPaís.com ended the month of December, 2011 as leader in terms of audience, with more than 12 million unique users worldwide, out of which 7.7 million were from Spain. In 2011, El País’s revenue was €255 million, of which advertising accounted for 42.1%, amounting to €108 million (down 14.8% from 2010). According to Infoadex, El País held a 10.4% share of the newspaper advertising market in Spain in 2011.

AS

The AS sports newspaper represented 19.3% of Press revenue in 2011 and 86.6% of profit from operations. According to OJD, AS had an average daily circulation of 198,758 copies. According to the final EGM survey for 2011, the number of AS readers increased in 2011 to total 1,470,000 daily readers.

AS has been able to adapt its business model to the current movement from print media to digital media and has been successful in generating online revenue. In 2011, according to Omniture, AS currently has over 19 million individual users (+24% compared to 2010).

In 2011, AS’s revenue amounted to €75 million (down 8.6% from 2010), of which 61.5% was obtained from circulation.

Cinco Días

Cinco Días attained an average daily circulation of 31,327 copies in 2011 according to OJD. According to the final EGM survey for 2011, Cinco Días achieved a readership figure of 65,000 per day.

Other

—Magazines Business

We carry on our Magazines business through Promotora General de Revistas S.A., or Progresa, publishing its own magazines and those of third parties. We believe it is the leading publisher in terms of number of copies, with more than 30 titles in the Spanish market. Its principal titles include most notably: Cinemanía, Rolling Stone (Spain), Gentleman, Claves de la Razón Práctica, Car, Europa (Air Europa). It also publishes the El País Yearbook, the Wine Yearbook and Premios Ortega y Gasset.

The revenues of the Magazine sector for the past three years are below:

	Magazines
	2011	2010	2009
	(thousands of euros)
Revenue	32,006	35,936	38,170
Adjusted EBITDA(1)	2,205	2,004	2,156
Profit from operations	(6,360)	1,274	1,121
Adjusted EBITDA margin	6.9%	5.6%	5.6%
Profit from operations margin	(19.9%)	3.5%	2.9%
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

—Distribution

	Distribution
	2011	2010	2009
	(thousands of euros)
Revenue	19,062	18,740	40,018
Adjusted EBITDA(1)	1,048	1,378	777
Profit from operations	296	529	3
Adjusted EBITDA margin	5.5%	7.4%	1.9%
Profit from operations margin	1.6%	2.8%	___
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

Principal Markets

Geographical markets

In 2011, we generated 67.8% of our revenue in Spain and 32.2% of our revenue outside of Spain. 62.6% of revenue from outside of Spain was generated by the Education business, 21.1% by Media Capital and the remainder mainly by international radio.

The following table sets forth, by geographical market, our revenue in the last three years:

	Geographical Source of Revenue
	2011	2010	2009
	(thousands of euros)
Spain	1,846,537	2,030,452	2,235,921
International	877,913	792,279	739,199
Total revenues	2,724,450	2,822,731	2,975,120
% Spain	68%	72%	75%
% International	32%	28%	25%

Pay television market in Spain

In 2011, our pay television revenue from Canal+ amounted to €996 million, accounting for 36.6% of our total revenues.The pay television market in Spain is currently made up of satellite, cable and internet operators. As of December 31, 2011, there were approximately 4.4 million pay television subscribers in Spain.

Canal+ leads this segment, with a market share of 39.9% for the twelve months of 2011 based on the number of subscribers and of 58.4% based on revenue, as detailed below:

Total subscribers: approx. 4.4 million	Total revenue of pay TV in Spain: €1,677 million

Source: Spanish Telecommunication Market Commission (CMT) 4Q Report 2011

Education market

Textbooks

The following table shows, by country, for the 2011 textbook sale season, the size of the market (including all children in formal education, from infant school to secondary education) and the target market of Santillana (schools where direct promotional work is carried out), all in thousands of students, and the market share of Santillana (excluding government purchases).

Country	Market Total	Target Market	Santillana Market Share (of Target Market)
Spain	6,518	6,518	21.1%
Portugal	1,545	1,379	7.4%
Mexico	26,990	2,362	15.9%
Argentina	8,763	2,131	28.0%
Chile	3,735	325	33.0%
Colombia	11,313	1,368	33.9%
Peru	7,735	1,005	29,4%
Dominican Republic	2,206	421	60.5%
Ecuador	4,017	687	22.7%
Costa Rica	913	103	38.3%
Panama	814	108	52.6%
Guatemala	3,620	636	27.2%
El Salvador	1,767	218	49.0%
Honduras	2,210	210	43.9%
Bolivia	2,895	239	21.9%
Paraguay	1,552	226	21.9%
Puerto Rico	712	136	23.0%
Uruguay	449	67	44.0%
Venezuela	6,664	1,358	25.3%
Brazil	49,794	5,268	13.9%
Total	144,212	24,765

Source: Prisa internal estimates, excluding USA.

In the textbook market, Santillana has a catalog of 16,561 titles. The publishing of textbooks generated revenues of €478 million in 2011 (66.4% of the total revenue of the business unit).

Based on our internal estimates, we believe that Santillana is the leader in the textbook market in all the countries in which we operate, except for Mexico (where the Ministry of Education leads the market) and Portugal (where it is third behind the Porto and Leya Groups).

Santillana competes with local companies or groups, on the one hand, and with a small number of publishing groups, on the other hand (SM, Macmillan, Anaya, Norma and Pearson, for example).

We estimate that in Spain the market share of Santillana is 21.1%, while Anaya has 16.1% and SM has 13.4%.

In Brazil, Santillana has had a presence since 2001 through Editora Moderna. Since 2001 its market share has increased significantly in both the private-sector and the public-sector market. We estimate the share in the Brazilian public-sector market is currently 21.5%.

General interest books

Santillana has a catalogue of over 15,500 titles in the general publication area and generated revenue of €133 million in 2011 (18.5% of the total revenue of the business unit).

In Spain, Santillana, Planeta and Random House (Bertelsmann) lead the market. In Brazil, the market is led by local groups such as Record, Ediouro and Companhia das Letras. In addition, the Brazilian market is undergoing substantial consolidation.

Language teaching books

Santillana produces materials for the teaching of English, French and Spanish, with a catalogue of over 4,200 titles and revenue of €88 million in 2011 (€13 million more than in 2010, representing 12% of the total revenue of the business unit).

Santillana’s Languages division covers English (82% of sales), French (10%, predominantly in Spain) and Spanish (8%, predominantly in Brazil). Latin America represents 74% of the sales of Santillana’s Languages division, Spain 25% and the rest of the world, 1%.

The materials for teaching English are published under the Richmond brand. We believe that Richmond is the overall market leader in Latin America in ELT (English Language Teaching) in the private schools market and a major player in the state schools market. In Spain, Richmond is in fourth place with a 9.5% market share, behind leaders Oxford University Press, Macmillan and Burlington; Santillana Français is the leader in the Spanish market of teaching French as a foreign language, with a 40.9% market share.

Advertising market

The following table sets forth advertising expenditures in Spain, by segment, for 2011, 2010 and 2009, together with the year-over-year percentage changes.

	Advertising Expenditure in Spain			Annual Change
	2011	2010	2009	Change 11/10	Change 10/09
	(thousands of euros)
Press	1,034,100	1,196,600	1,243,000	(13.6%)	(3.7%)
Magazines	381,100	397,800	401,900	(4.2%)	(1.0%)
Television	2,237,200	2,471,900	2,377,800	(9.5%)	4.0%
Radio	524,900	548,500	537,300	(4.3%)	2.1%
Cinema	25,800	24,400	15,400	5.8%	58.4%
Outside	402,800	420,800	401,400	(4.3%)	4.8%
Internet	899,200	798,800	654,100	12.6%	22.1%
Total	5,505,100	5,858,800	5,630,900	(6.0%)	4.0%

Source: Infoadex

In 2011, our advertising revenue in Spain amounted to €358 million, representing a market share of 6.5% (14.3% in press and 39.1% in radio).

The following table sets forth advertising expenditures in Portugal, by segment, for 2011, 2010 and 2009,together with the year-over-year percentage changes.

	Advertising Expenditure in Portugal			Annual Change
	2011	2010	2009	Change 11/10	Change 10/09
	(thousands ofeuros)
Press	40,704	45,735	50,816	(11.0%)	(10.0%)
Magazines	95,289	110,801	114,228	(14.0%)	(3.0%)
Television	437,347	475,730	465,677	(8.1%)	2.2%
Radio	46,923	45,556	45,556	3.0%	0.0%
Cinema	3,937	3,822	4,023	3.0%	(5.0%)
Outside	99,813	105,067	104,544	(5.0%)	0.5%
Internet	29,494	24,579	21,373	20.0%	15.0%
Total	753,507	811,290	806,217	(7.1%)	0.6%

Source: Zenith Optimedia, December 2011

In Portugal, our advertising revenue is obtained mainly from TVI. In 2011, we generated €137 million in advertising revenue in Portugal.

The following table sets forth advertising expenditures in Latin America, by segment, for 2011, 2010 and 2009, together with the year-over-year percentage changes.

	Advertising Expenditure in Latin America			Annual Change
	2011	2010	2009	Change 11/10	Change 10/09
	(thousands of euros)
Press	3,861,111	3,554,226	3,098,395	8.6%	14.7%
Magazines	1,573,302	1,455,497	1,209,351	8.1%	20.4%
Television	15,374,228	14,066,567	11,050,244	9.3%	27.3%
Radio	1,415,895	1,342,558	1,106,769	5.5%	21.3%
Cinema	141,204	128,646	108,165	9.8%	18.9%
Outside	1,010,803	903,515	736,916	11.9%	22.6%
Internet	844,908	695,588	497,558	21.5%	39.8%
Total	24,221,451	22,146,597	17,807,397	9.4% %	24.4% %
Source: Zenith Optimedia, December 2011

In Latin America, our advertising revenue is mainly obtained from our radio business. In 2011, we generated €122 million in advertising revenue in Latin America.

Newspaper sales market

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the general press segment for 2011, 2010, and 2009.

	Circulation of National Newspaper Number of Daily Copies			Market Share (%)
	2011	2010	2009	2011	2010	2009
El País	365,118	370,080	391,816	26.4%	24.9%	25.5%
Mundo	252,770	284,901	300,030	18.3%	19.1%	19.5%
ABC	221,351	249,540	256,650	16.0%	16.8%	16.7%
La Razón	103,789	118,465	124,283	7.5%	8.0%	8.1%
La Vanguardia	190,033	200,369	200,290	13.8%	13.5%	13.0%
El Periódico(*)	119,374	133,055	141,797	8.6%	8.9%	9.2%
Público	87,058	87,168	74,085	6.3%	5.9%	4.8%
La Gaceta(**)	41,196	44,854	47,942	3.1%	3.0%	3.1%
Total	1,380,689	1,488,430	1,536,893	100.0%	100.0%	100.0%

Source: OJD
_________________
(*) In July 2009, El Periódico de Catalunya and El Periódico de Aragón merged into El Periódico.
(**) In October 2009, La Gaceta de los Negocios was reclassified from the financial press segment and included in the general news segment.

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the sports press segment for 2011, 2010, and 2009.

	Circulation of Sports Newspaper Number of Daily Copies			Market Share (%)
	2011	2010	2009	2011	2010	2009
Marca	244,456	274,580	284,273	38.7%	40.1%	40.3%
AS	198,758	211,553	215,297	31.5%	30.9%	30.6%
Sport	91,753	96,823	102,829	14.5%	14.2%	14.6%
Mundo Deportivo	95,907	101,100	102,294	15.3%	14.8%	14.5%
Total	630,874	684,056	704,693	100.0%	100.0%	100.0%

Source: OJD

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the financial press segment for 2011, 2010 and 2009.

	Circulation of Financial Newspaper Number of Daily Copies			Market Share (%)
	2011	2010	2009	2011	2010	2009
Expansión	37,495	39,565	44,100	41.5%	41.5%	42.6%
Cinco Días	31,327	31,337	33,329	34.7%	32.9%	32.2%
El Economista	21,574	24,388	26,168	23.9%	25.6%	25.3%
Total	90,396	95,290	103,597	100.0%	100.0%	100.0%

As of December 31, 2011, the combined market share of El País, AS and Cinco Días was 28.3% of the newspaper market in Spain.

The percentage change in the circulation of press in Spain from 2010 to 2011, based on a December 2011 report published in the “Observatorio de la prensa” of Deloitte and AEDE, is as follows:

·	General press: -6.46%

·	Sports press: -7.69%

·	Financial press (paid): -5.00%

·	Total press: -6.68%

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations for Years Ended December 31, 2011, 2010 and 2009

	Grupo Prisa			Audiovisual
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	436,914	596,331	634,369	234,694	308,777	353,672
Depreciation and amortization charge	(171,331)	(170,363)	(196,212)	(95,515)	(100,112)	(124,550)
Change in allowances, write downs and provisions	(45,171)	(37,210)	(55,128)	(8,036)	(11,095)	(17,610)
Impairment losses of assets	(3,204)	(1,427)	664	(4)	2,234	4,723
Impairment losses of goodwill	(252,944)	(51,179)	(3,228)	(9,750)	(5,367)	0
Profit from operations	(35,736)	336,152	380,465	121,389	194,437	216,235

	Education			Radio
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	170,198	166,347	152,115	51,605	108,065	100,026
Depreciation and amortization charge	(44,816)	(41,714)	(40,964)	(14,664)	(14,328)	(13,966)
Change in allowances, write downs and provisions	(18,205)	(15,843)	(17,087)	(11,757)	(3,673)	(4,033)
Impairment losses of assets	(3,191)	(3,329)	(4,059)	0	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	103,986	105,461	90,004	25,184	90,064	82,027

	Press			Other
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	40,047	57,859	51,538	(59,630)	(44,717)	(22,982)
Depreciation and amortization charge	(9,915)	(9,957)	(11,164)	(6,421)	(4,252)	(5,568)
Change in allowances, write downs and provisions	(5,907)	(4,255)	(12,373)	(1,266)	(2,343)	(4,024)
Impairment losses of assets	(7,745)	0	0	7,737	(332)	(1)
Impairment losses of goodwill	0	(1,350)	0	(243,194)	(44,462)	(3,228)
Profit from operations	16,480	42,296	28,001	(302,774)	(96,105)	(35,803)

Businesses in the Audiovisual segment

	Prisa Televisión			Media Capital
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	186,765	269,372	302,830	38,952	48,037	52,484
Depreciation and amortization charge	(83,715)	(87,938)	(108,656)	(11,800)	(12,174)	(15,894)
Change in allowances, write downs and provisions	(7,478)	(9,635)	(15,091)	(558)	(1,460)	(2,519)
Impairment losses of assets	0	2,265	1,356	(4)	(31)	3,367
Impairment losses of goodwill	0	0	0	(9,750)	(5,367)	0
Profit from operations	95,572	174,064	180,439	16,840	29,005	37,438

	Other
	2011	2010	2009
	(thousands of euros)
Adjusted EBITDA	8,977	(8,632)	(1,642)
Depreciation and amortization charge	0	0	0
Change in allowances, write downs and provisions	0	0	0
Impairment losses of assets	0	0	0
Impairment losses of goodwill	0	0	0
Profit from operations	8,977	(8,632)	(1,642)

Businesses in the Radio segment

	Radio in Spain			International Radio
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	16,173	71,137	76,055	36,142	32,347	18,789
Depreciation and amortization charge	(8,905)	(7,802)	(8,205)	(4,658)	(4,868)	(4,877)
Change in allowances, write downs and provisions	(9,848)	(2,329)	(2,867)	(1,889)	(1,340)	(1,103)
Impairment losses of assets	0	0	0	(1)	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	(2,580)	61,006	64,983	29,594	26,139	12,808

	Other
	2011	2010	2009
	(thousands of euros)
Adjusted EBITDA	(710)	4,581	5,182
Depreciation and amortization charge	(1,101)	(1,658)	(882)
Change in allowances, write downs and provisions	(20)	(4)	(64)
Impairment losses of assets	0	0	0
Impairment losses of goodwill	0	0	0
Profit from operations	(1,831)	2,919	4,236

Businesses in the Press segment

	El País			As
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	20,551	38,562	39,341	16,264	15,865	10,718
Depreciation and amortization charge	(8,213)	(8,443)	(9,207)	(608)	(390)	(280)
Change in allowances, write downs and provisions	(3,413)	(1,898)	(10,554)	(1,379)	(1,416)	(664)
Impairment losses of assets	0	0	0	0	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	8,925	28,221	19,580	14,277	14,059	9,773

	Cinco Días			Other
	2011	2010	2009	2011	2010	2009
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	58	50	(640)	3,174	3,382	2,119
Depreciation and amortization charge	(285)	(228)	(120)	(809)	(896)	(1,557)
Change in allowances, write downs and provisions	(315)	(221)	(522)	(800)	(720)	(632)
Impairment losses of assets	0	0	0	(7,745)	0	0
Impairment losses of goodwill	0	0	0	0	(1,351)	0
Profit from operations	(542)	(399)	(1,282)	(6,180)	415	(70)

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

Legal Framework Governing Television Services in Spain

Terrestrial Television Regulation

Concessions and licenses.

According to past legislation, in order to provide terrestrial, over-the-air television, a service provider was required to obtain a concession under Private Television Law 10/1988, of 3 May (referred to herein as the “Private Television Law”). Prisa Televisión was the holder of an administrative concession granted by a Resolution of the Cabinet on August 25, 1989, which was later amended and extended. Such license and related rights have been transferred to Gestevisión Telecinco, S.A. (“Telecinco”) as part of the corporate transactions made at the end of 2010 whereby Prisa sold its free-to-air channel Cuatro to Telecinco and Prisa and, through its affiliate Prisa Televisión, acquired an equity stake of 17% in Telecinco. In addition, Telecinco and Telefónica each acquired a 22% stake in Distribuidora de Televisión Digital, S.A. (“DTS”) our affiliate that operates the digital pay TV platform “Canal+.”

On April 1, 2010, Law 7/2010, General Audiovisual Communication Law, of 31 March (the “GAC Law”), was published in the Spanish Official Gazette. The new law became effective on May 1, 2010. The GAC Law regulates public and private television and radio services in Spain, establishing a common framework currently applicable to all television and radio services regardless of the form of transmission and technology used (terrestrial broadcast, cable, satellite, etc.). The GAC Law replaces the existing legislation on television, radio and content regulations, including, among others, the Private Television Law, Law 66/1997 of 30 December, Law 7/2009 of 7 July, Law 37/1995 of 12 December, Law 25/1994 of 12 July, Law 21/1997 of 3 July and Law 31/1987 of 18 December.

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

The new GAC Law also includes a maximum ownership limitation - direct and indirect - for a non-EEA individual of a 25% equity interest and a non-EEA group limitation of a 49.99% equity interest as relates to terrestrial television broadcasting licensees.

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

There were no restrictions on the number of operators or limitations on ownership interests held by the same person in the capital or voting rights of more than one company providing such services. No authorization was required for the transfer of shares in companies authorized to provide satellite television services. DTS, a subsidiary of Prisa, has the necessary authorizations received by the Spanish Telecommunication Market Commission (the “CMT”) to provide satellite television services, which were renewed for five years by the CMT in February 2008.

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

Sports content regulations.

The broadcasting of sporting events is governed by the GAC Law. The audiovisual authority is required to approve a biannual list of sports competitions and events of general interest that must be broadcast free-to-air. The GAC Lawattempts to guarantee the rights of the consumers’ access to such broadcasts.

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

Legal Framework Governing Radio Services in Spain

Licenses.

The GAC Law repeals all past laws and regulations on radio broadcasting services. Radio broadcasting services are subject to the obtaining of a license. Under the new law, Prisa Radio’s concessions have been transformed or are being transformed into licenses to provide radio broadcasting services. The term of the new licenses is 15 years from the transformation date, automatically renewable for additional 15-year periods provided that the licensee is then in compliance with the terms and conditions at renewal.

According to the GAC Law, the Spanish government  approved on July 2011 , the technical plan of integral digitalization of terrestrial radio broadcasting services in order to improve the migration to digital technology.

Restrictions on the control of radio broadcasting stations.

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

With regards to foreign investment, pursuant to the GAC Law, individuals or legal entities who are nationals of a country that is not a member of the European Economic Area (the “EEA”) may only own an equity interest in a radio broadcasting services provider (licensee) in compliance with the reciprocity principle. Under the reciprocity principle, individuals or legal persons who are nationals of a country that is not a member of the EEA may only possess such percentage of equity interest relating to a Spanish radio broadcasting licensee that is less than or equal to the percentage interest a Spanish person could possess in a terrestrial television broadcasting licensee in such non-EEA country.

The GAC Law also includes a maximum ownership limitation-direct and indirect-for a non-EEA individual of a 25% equity interest and a non-EEA group limitation of a 49.99% equity interest as relates to radio broadcasting licensees.

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

The licenses and authorizations we hold may not be transferred. However, pursuant to Article 4of the Television Law, notice of any extraordinary transfer of shares of television operators may be provided, if any, under applicable antitrust laws (primarily, Law 18/2003, of 11 June). Notice of extraordinary transactions that affect companies holding licenses to provide terrestrial wave television services must be given to the ERC, so that the ERC may issue a binding decision (30-day period) prior to such transactions. The transactions may be prohibited by the ERC only where a company holds more than 50% of the total free-to-air national services in Portugal, they give rise to material changes to the license or there are any other risks concerning the original authorizations’ terms.

Also, the ERC must be informed of any transaction entailing the acquisition by licensees of shares in other companies authorized to provide the aforementioned services or that have applied for the required license, irrespective of the fact that these transactions must also be reported in accordance with Portuguese competition law. The ERC reviews such transactions to ensure they do not jeopardize the basic principles upon which television regulations are based, including respect for media pluralism and freedom of expression.

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

Appendix I to our consolidated financial statements contains details regarding the main companies composing the Prisa group of companies (by business unit), indicating, as of December 31, 2011, each company’s registered name, country of incorporation or residence and the proportion of our ownership interest in the company.

As of the date of this annual report, there were no differences between the proportion of voting rights and the par value of the shares at any of the subsidiaries of Prisa, except at the following companies:

·
Editorial Santillana, S.A. (Dominican Republic), for which local legislation limits the number of votes of any one shareholder, regardless of the number of shares it owns, to a minimum of one vote and a maximum of 10 votes per shareholder.

·
Sistema Radiópolis, S.A. de C.V. (Mexico), for which, being a radio broadcasting concession holder and due to regulatory requirements, the shares are neutral and therefore confer limited voting power on their holder.

·	Grupo Media Capital, SGPS, S.A, for which each group of one hundred shares, with a nominal value of €1.06 per share, is entitled to one vote.

D.	Property, Plant and Equipment

Details of the cost of our property, plant and equipment and of the related accumulated depreciation and impairment losses recognized for 2011, 2010 and 2009 are as follows:

	For the Years Ended December 31,
	2011	2010	2009
	(thousands of euros)
Property, plant and equipment	307,441	295,560	345,754
Land and buildings	92,813	90,428	152,551
Plant and machinery	477,529	491,240	467,271
Digital set-top boxes and cards	363,274	367,862	359,775
Other items of property, plant and equipment	120,875	108,231	179,045
Advances and property, plant and equipment in the course of construction	3,664	5,067	19,699
Accumulated depreciation	(739,602)	(754,698)	(818,630)
Impairment losses	(11,112)	(12,570)	(13,957)

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

On December 28, 2010, Prisa Televisión sold its headquarters in Tres Cantos (Madrid) for €80 million, which gave rise to a gain of approximately €20 million, and signed a 20-year lease with the purchaser.

Plant and machinery

“Plant and machinery” includes mainly printing equipment, rotary presses, sealing equipment and installations for the provision of television services.

Digital set-top boxes and cards

“Digital Set-Top Boxes and Cards” are the items required to receive the Canal+ signal.

Other items of property, plant and equipment

This line item mainly includes investments in computer and communications equipment.

Advances and property, plant and equipment in the course of construction

In 2009, this line item mainly includes the investments in general and technical refurbishment being carried out by the Spanish radio business and the investments in expansion and improvement of the television studios.

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

We take out insurance policies to cover the potential risks to which the various items of property, plant and equipment are exposed. We believe the insurance policies in place as of December 31, 2011 were sufficient to cover our property, plant and equipment in accordance with industry practice.

Environmental Issues Affecting Utilization

Some of our consolidated Print subsidiaries engage in printing activities, mainly Pressprint, S.L.U., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not significant, are expensed.

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

The most significant events in the period from January to December 2011 were as follows:

·
Market conditions remain stable in all business areas except advertising and general publishing (Ediciones Generales), which continue to be affected by weak macroeconomic conditions, especially in Spain and Portugal.

·	Prisa achieved in 2011 revenues of €2,724 million, down by 3.5% from 2010.

·	Adjusted EBITDA amounted to €437 euros, a decrease of 26.7% from 2010.

·
Advertising revenues continued to show weakness and reached €620 million, down 8.0% from 2010, although they only represent 22.8% of the Group’s revenues. Latin America represented 20% of the Group´s advertising revenues.

·	Latin America revenues grew by 15.9%, and accounted for 24.3% of total revenues (vs. 20.2% in 2010) and for 38.6% of the Adjusted EBITDA (vs. 25.3% in 2010).

·	In the Audiovisual division, revenues totaled €1,241 million, and Adjusted EBITDA totaled €235 million, compared to €309 million in 2010.

Pay Televisión continued to improve its operating indicators with an increase in net subscribers, a stabilization of ARPU and a decrease in churn rates, reaching an Adjusted EBITDA of €187 million. At the end of 2011 pay TV had 1.84 million subscribers, of which 82,247 come from other platforms. Net additions to DTH fell by 16,671 compared to a fall of 72,949 in 2010. ARPU remained above 41 euros on average. Churn rates (calculated as cancellations over subscriber at the beginning of the period plus gross additions ) continued to fall to 13.6%, showing a significant decrease from the 15.8% of 2010. iPlus subscribers increased by almost 65% in the year to reach 503,202 subscribers.

·	The Education area showed a significant improvement, with a 12.2% increase of revenues to reach €720 million, due to the strong performance of educational campaigns in all countries:
o	Latin America revenues increased by 17.6%, explained by the good performance of all campaigns, particularly Brazil (+24.1%).
o	The educational campaign in Spain grew by 7.5%.
o	Revenues in General Editions showed a fall of 30.5%, as a result of fewer new publications in 2011 compared to the prior year.

Adjusted EBITDA reached €170 million, improving by 2.3% compared to 2010.

·
In Radio revenue reached €377 million, a decrease of 7.1% compared to 2010. International radio advertising grew by 5.5% and decreased by 10.2% in Spain. Adjusted EBITDA reached €52 million (-52.2%), which was negatively impacted by significant restructuring costs in 2011.

·	Press revenues decreased by 7.2% in 2011 to reach €390 million. Adjusted EBITDA totaled €40 million (-30.8%) also explained by the significant impact of restructuring costs in 2011.

·
We continued to focus on the development of our Digital area, increasing operating revenues by 6.7%. The Digital division achieved a monthly average of 63.7 million unique users per month  in 2011, a 25.3% increase from 2010 thanks to the strong growth recorded in As.com, El Pais.com and Cinco Días.com.

·
On December 26, 2011 Prisa signed an agreement to refinance its bank borrowings, extending the different maturities of the loans to 2014/2015 and eliminating the schedule for amortizations previously established for the syndicated loan to transform it into a bullet loan. This refinancing provides time and financial flexibility to allow the Group to focus on improving the operating performance of its businesses. The refinancing agreement activated the mechanisms for the conversion of 75 million warrants by members of the Polanco family, Mr. Martin Franklin and Mr. Nicolas Berggruen, for a total amount of €150 million. Most of the proceeds have been destined to debt reduction.

A.	Operating Results

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board as adopted by the European Union, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the Commercial Code (Código de Comercio), the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts (Instituto de Contabilidad y Auditoria de Cuentas, ICAC) and other applicable Spanish legislation.

The following table provides an overview of our consolidated profit from operations for the periods indicated, together with the period-to-period changes.

	FY 2011	FY 2010	% Change, FY ‘10 to ‘11	FY 2009	% Change, FY ‘09 to 10
		(thousands of euros)
Revenue from subscribers	887,092	913,105	(2.8%)	1,002,043	(8.9%)
Advertising sales and sponsorship	620,063	673,702	(8.0%)	652,652	3.2%
Sales of books and training	697,881	625,877	11.5%	600,466	4.2%
Newspaper and magazine sales	168,744	180,396	(6.5%)	193,248	(6.7%)
Sales of add-ons and collections	23,151	30,953	(25.2%)	44,395	(30.3%)
Sale of audiovisual rights and programs	88,236	87,739	0.6%	251,387	(65.1%)
Intermediation services	20,985	25,393	(17.4%)	32,146	(21.0%)
Broadcasting services	17,260	19,860	(13.1%)	24,072	(17.5%)
Other services	117,869	130,748	(9.9%)	123,325	6.0%
Income from fixed assets	20,263	32,888	(38.4%)	6,072	—
Other income	62,906	102,070	(38,4%)	45,314	125.3%
Operating income (revenues)	2,724,450	2,822,731	(3.5%)	2,975,120	(5.1%)
Cost of materials used	(824,120)	(839,223)	1.8%	(963,644)	12.9%
Staff costs	(674,322)	(592,081)	(13.9%)	(600,752)	1.4%
Depreciation and amortization charge	(171,331)	(170,363)	(0.6%)	(196,212)	13.2%
Outside services	(788,813)	(794,500)	0.7%	(772,814)	(2.8%)
Changes in allowances, write-downs and provisions	(45,171)	(37,210)	(21.4%)	(55,128)	32.5%
Impairment of goodwill	(252,944)	(51,179)	—	(3,228)	—
Other expenses	(3,485)	(2,023)	(72.3%)	(2,878)	29.7%
Operating expenses	(2,760,186)	(2,486,579)	(11.0%)	(2,594,656)	4.2%
Adjusted EBITDA (1)	436,914	596,331	(26.7%)	634,369	(6.0%)
Profit from operations	(35,736)	336,152	—	380,464	(11.6%)
Adjusted EBITDA margin (%)	16.0%	21.1%		21.3%
Profit from operations margin (%)	(1.3%)	11.9%		12. 8%
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

In order to properly interpret changes in our consolidated statement of income for the periods presented in the above table, the following changes to our scope of consolidation should be accounted for:

·
In 2009, the shares of the Bolivian press business were exchanged for a 12% stake in the Spanish language television network V-me. The Bolivian press business was fully consolidated until September 2009. The investment in V-me was included in 2009 as “Loss from other investments.” As of December 31, 2010, the investment in V-me was accounted for with the equity method, as our stake in the company reached 32.95% (40.87% at December 31, 2011) .

·
In 2010, due to the restructuring process (spin-off) of our Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we present the results of our Spanish free-to-air TV business under “Loss after tax from discontinued operations” on our consolidated income statement. For comparison effects, the consolidated income statements for the year ended December 31, 2009 presented the results of operations of Cuatro as discontinued operations. Furthermore, our operating results for 2010 and 2009 do not include Cuatro figures.

Operating income (revenues)

Our total revenues reached €2,724 million compared to €2,823 million in 2010. This figure represents a 3.5% decrease.

The comparison of 2011 and 2010 revenue is affected by some items recorded both in 2011 and 2010. In 2011, this items for revenues recorded corresponded mainly to the sale of Canal Viajar, and are registered in the audiovisual division. In 2010 they correspond mainly to the Mediapro sentence and the sales of the Tres Cantos headquarters, Sogecine and Sogepaq. Excluding these effects, our total revenues would have decreased by 1.3%.

In 2011, we obtained 32% of our €2.7 billion total revenues from operations outside of Spain (28% in 2010 and 25% in 2009) of which 9% was generated in Brazil, 7% in Portugal and 4% in each of Mexico and Colombia. Sixty-three percent of our 2011 revenues outside of Spain related to Santillana (59% in 2010 and 57% in 2009), and the remainder to Media Capital and the International Radio businesses.

Revenue from subscribers

Revenue from subscribers refers to our revenue from the subscribers to our pay television business Canal+. Revenue from subscribers decreased by 2.8% from 2010 to 2011, from €913 million to €887 million. This fall is explained by a smaller number of satellite subscribers (especially in Q2 and Q4, in which there was a weaker Christmas campaign and Canal+ suffered the impact of the FTA broadcasting of football matches such as the Real Madrid–FC Barcelona), by slight variations in ARPU and by the impact of changes in the commercial model of iPlus.

In 2011, the main operating indicators saw an improvement: net subscribers grew by 53,858 in the year (compared to a fall of -61,231 in 2010). Satellite net subscribers fell by -16,671 (compared to a fall of -72,949 in 2010) and net subscribers from other platforms grew by 70,529 (compared to +11,718 in 2010). DTH ARPU remained on average above 41 euros (41.1 euros compared to the 41.7 euros in 2010). Finally, penetration levels of iPlus continue to grow and reached 28.7% by the end of 2011 (compared with the 17.2% of December 2010).

Revenue from subscribers decreased by 8.9% from 2009 to 2010, from €1,002 million to €913 million. This decrease resulted primarily from a decrease in the number of Canal+ subscribers, from 1,845,805 as of December 31, 2009 to 1,784,574 as of December 31, 2010.

The decrease of Canal+ subscribers in 2009 and 2010 was due to various factors: (i) the strong competition in the sector, where Canal+, which is a Direct-to-Home television service, competes with cable and ADSL operators, which offer triple play services; and (ii) the economic downturn in Spain, which also affected pay television subscriptions, although they are generally more resistant to economic cycles than our other sources of revenue. In 2009, results were also influenced by confusion in the market with regard to the broadcasting of soccer matches through Canal+; this resulted from a legal dispute between our subsidiary AVS and Mediapro Spanish League Soccer Broadcast Rights. We obtained a court judgment confirming that AVS was and remains the owner of the rights.

Advertising sales and sponsorship

The table below provides a detailed breakdown of our advertising revenue by line of business for fiscal years 2011, 2010 and 2009.

	FY2011	FY2010	% Change FY’10 to’11	FY2009	% Change FY’09 to’10
	(thousands of euros)
Audiovisual	153,554	166,799	(7.9%)	166,345	0.3%
Prisa Televisión	16,478	17,182	(4.1%)	17,022	0.9%
Media Capital	137,076	149,617	(8.4%)	149,323	0.2%
Radio	325,609	342,936	(5.1%)	317,259	8.1%
Radio in Spain	204,372	225,037	(9.2%)	228,253	(1.4%)
International radio	120,835	114,607	5.4%	85,208	34.5%
Music	633	3,448	(81.6%)	3,950	(12.7%)
Consolidation adjustments	(231)	(156)	(48.1%)	(151)	(3.1%)
Press	147,845	172,771	(14.4%)	168,420	2.6%
El País	107,556	126,271	(14.8%)	128,257	(1.5%)
AS	20,358	23,747	(14.3%)	15,234	55.9%
Cinco Días	8,111	8,736	(7.2%)	8,141	7.3%
Magazines	12,230	14,275	(14.3%)	14,315	(0.3%)
International Press (1)	—	—	—	3,452	—
Consolidation adjustments	(410)	(258)	(58.9%)	(979)	73.6%
Digital (2)	2,203	890	147.5%)	9,086	(90.2%)
Other	57	292	(80.5%)	206	41.7%
Consolidation adjustments	(9,205)	(9,986)	(7.8%)	(8,664)	(15.3%)
Total	620,063	673,702	(8.0%)	652,652	3.2%
_________________
(1)	Press in Bolivia contributes to the P&L until September 2009.

(2)	In 2010, we transferred the websites to the respective business units. Without taking into account these transfers, revenues from Digital activities would have increased by 19.6%.

Our advertising revenue decreased by 8.0% from 2010 to 2011, from €674 million to €620 million and represented 22.8% of total revenue in 2011 (24% in 2010), out of which a 20% come from Latin America.

Radio revenue decreased by 5.1%, international radio advertising grew by 5.4%, partly compensated by worse performance in Spain, which fell by 9.2%.

In 2011, in Spain’s advertising market, Press was the hardest-hit sector. As a reflection of this, advertising revenues for Press fell 14.4% in the year (with El País -14.8% and As -14.3%).

By geography, 2011 advertising revenues coming from the international area decreased by 2.4% (although they increased by 6.3% in Latin America), and advertising revenues coming from Spain decreased by 11.7%.

Advertising revenue in the digital area totaled €31.01 million, a 19.1% increase over 2010 (Press: +11.7%; Radio: +37.4%). Within Spain’s advertising market, the online segment is the only one to have recorded significant growth in 2011.

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

Total advertising revenues coming from our Digital activity increased by 19.6% in 2010. The Press business grew 25.5%, As.com increased its advertising revenues by 47.3%, and ElPais.com increased by 15.6%. Radio increased by 4.6%.

Sales of books and training materials

Revenue from the sale of books and training materials increased by 11.5% from 2010 to 2011, from €626 million to €698 million.

All the Southern Area countries (which has grown by 19.5%) registered strong growth in their campaigns: Brazil (23.2%) (22.1% in local currency), Argentina (17.2%) (30.4% in local currency), Colombia (12.2%) (12.0% in local currency) and Chile (11.8%) (7.3% in local currency).

In the Northern Area, Mexico increased its revenues from the sale of books by 17.6% (22.4% in local currency) and Venezuela by 27.9% (26.0% in local currency). In Spain, revenues from the sale of books declined by 3.0% in 2011, which resulted from the weakness of Ediciones Generales (general publishing) down by 31.7%, mostly offset by the strong Education campaign in Spain (7.5% in 2011).

In 2011 revenues from institutional sales increased 22.3% and regular sales increased 8.5%.

Revenue from the sale of books and training materials increased by 4.2% from 2009 to 2010, from €600 million to €626 million.

It is worth highlighting the growth in 2010 in Brazil (38.9%), Mexico (20.0%), Chile (17.3%) and Argentina (7.1%). In 2010, in Brazil we increased revenues from institutional sales by 41.2% (24.5% in local currency), commercial non-institutional sales rose by 40.8% (18.2% in local currency). Santillana’s market share in the institutional market in Brazil was 26% and 13.6% in the regular market. Institutional sales in Mexico increased by 18.8% (5.0% in local currency).

In 2011, Spain and Portugal generated 25% of total revenue in our education business unit (as compared to 28% in 2010 and 33% in 2009), Brazil 35% (31% in 2010 and 23% in 2009), Mexico 12% (12% in 2010 and 10% in 2009) and Argentina 5% (5% in 2010 and 5% in 2009). The remaining 23% of revenue in the education unit was obtained primarily in other Latin American countries, including Colombia, Chile and Peru.

Newspaper and magazine sales

The table below presents detailed circulation statistics for each of our three principal newspapers for the years 2009 through 2011:

	FY 2011	FY 2010	% change	FY 2009	% change
El Pais	365,118	370,080	(1.3%)	391,816	(5.5%)
AS	198,758	211,553	(6.0%)	215,297	(1.7%)
Cinco Días	31,327	31,337	(0.0%)	33,329	(6.0%)

Source: OJD

Revenue from newspaper and magazine sales decreased by 6.5% from 2010 to 2011, from €180 million to €169 million; and by 6.7% from 2009 to 2010, from €193 million to €180 million. The declines in revenue during these periods resulted from a decrease in sales that affected the overall traditional print business, partially offset by an increase in price.

El País reduced its circulation figures in 2011 by 1.3% (compared to the 5.5% fall in 2010), AS’ circulation fell by 6.0% (compared to a 1.7% fall in 2010), and Cinco Días saw its circulation stable (compared to a 6% fall in 2010).

Prisa increased the price of the weekday edition of El País by €0.10 in March 2009 to €1.20. In April 2010,Prisa increased the cover price for the Sunday edition of El País by an additional €0.30 to €2.50.

Sales of add-ons and collections

Revenues generated by the sale of add-ons and collections include sales items and additional products, such as books, CDs or DVDs, sold with our newspapers. These items are occasionally provided at no cost to the consumer.

Revenue from add-ons decreased by 25.2% from 2010 to 2011, from €31 million to €23 million, and by 30.3% from 2009 to 2010, from €44 million to €31 million. The market of add-ons and collections is currently saturating due to the fact that all newspaper offer similar promotions.

Sales of audiovisual rights and programs

Audiovisual production revenues remained stable at €88 million in 2011 compared to 2010.

Audiovisual production revenues decreased by 65.1% from 2009 to 2010, from €251 million to €88 million, which is mainly explained by the change in the soccer exploitation model in Prisa Televisión. Until 2009, Prisa Televisión consolidated all revenues received from cable operators and all costs payable to the Spanish League and for the Cup football rights. As of September 2009, Prisa Televisión no longer accounted for 100% of the costs of these rights. Prisa Televisión signed an agreement with Mediapro for the media exploitation of soccer games, which provided for Canal+ and Canal+Liga subscribers to receive all the Spanish League and Cup broadcasts for the next three seasons.

Income from fixed assets

In 2011, income from non-current assets mainly includes the result of the sale of Canal Viajar and the dissolution of Canal+ Investment Inc. made by Prisa Televisión, amounting to €12 million and €5 million respectively.

Income from the sale of noncurrent assets amounted to €33 million in 2010. This included the capital gains from the sale of the Canal+ building in Tres Cantos (€20 million) and from the sale of Sogecine and Sogepaq (€11 million). The sale price of the Canal+ building amounted to €80 million, and a lease agreement with the buyer was signed for the next 20 years.

No material income from the sale of noncurrent assets was generated during 2009.

Operating expenses

Our total operating expenses including depreciation and amortization reached €2,760 million compared to €2,487 million in 2010. This figure represents an 11.0% increase.

The comparison of 2011 and 2010 expenses is affected by some items recorded in both 2011 and 2010. In 2011, this items for expenses corresponded to redundancies from the efficiency plan which Prisa has undertaken since December 2010 as well as other items such as the FC Barcelona sentence. In 2010 this items mainly relate to the renegotiations with suppliers which are registered in the Audiovisual division. Excluding this effect, our total expenses would have decreased by 0.7%.

In 2010, total operating expenses including depreciation and amortization (€2,487 million) decreased by 4.2% compared to 2009, as a result of a cost saving policy implemented and the change in the football exploitation model which affected both revenues and expenses. Additionally, costs related to the acquisition of football World Cup rights by Canal+ were recorded in 2010.

Cost of materials used

Cost of materials used mainly includes the cost of audiovisual rights and material for printing activities.

In 2011, cost of materials used (€824 million) decreased by 1.8% compared to 2010. Cost of materials used decreased by 12.9% from 2009 to 2010, from €964 million to €839 million.

Staff costs

The table below sets forth staff costs for fiscal years 2011, 2010 and 2009.

	For the Years Ended December 31,
	2011	2010	2009
	(thousands of euros)
Wages and salaries	483,272	477,213	473,676
Employee benefit costs	93,667	94,524	95,911
Termination benefits	77,213	1,055	11,654
Share-based payment costs	—	—	694
Other employee benefit costs	20,170	19,289	18,817
Total	674,322	592,081	600,752

Prisa has been undertaking an efficiency plan with the goal of right-sizing the Group, rationalizing resources, and homogenizing and centralizing Group-wide processes. This restructuring plan involves a range of measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

The restructuring plan was completed in 2011, when the expenses registered for redundancies reached €77.2 million (Audiovisual: €18.9 million, Education: €3.5 million, Radio: €35.4 million, Press: €14.8 million and Others: €4.6 million).

Outside services

The table below sets forth outside services for fiscal years 2011, 2010 and 2009.

	For the Years Ended December 31,
	2011	2010	2009
	(thousands of euros)
Independent professional services	174,877	170,877	147,732
Leases and fees	138,195	126,075	128,718
Advertising	114,768	111,935	100,824
Intellectual property	67,899	55,054	82,293
Transport	63,913	68,919	74,441
Other outside services	229,161	261,640	238,806
Total	788,813	794,500	772,814

Impairment of goodwill

During 2011, we recorded €253 million for goodwill impairments which corresponded mainly to an increase of country risk and decline of the advertising market of Media Capital and to changes in the management of commercial activities of advertising in Prisa Brand Solutions.

In 2010, an impairment loss of €50 million was recognized on the consolidated income statement for Media Capital's goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

Profit from operations (EBIT)

EBIT amounted to a loss of €36 million in 2011 compared to a profit of €336 million in the previous year, which is mainly explained by the items described above and the impairment of goodwill registered in 2011.

In Audiovisual, EBIT decreased by 37.6% with a margin of 9.8%. In Education, EBIT decreased by 1.4% with a margin of 14.4%. In Radio, EBIT decreased by 72.0% with a margin of 6.7%. In Press, EBIT decreased by 61.0% with a margin of 4.2%.

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

Adjusted EBITDA was €437 million, a decrease of 26.7% mostly by the items described above.

In Audiovisual, Adjusted EBITDA decreased by 24.0% with a margin of 18.9%. In Education, Adjusted EBITDA increased by 2.3% with a margin of 23.6%. In Radio, Adjusted EBITDA decreased by 52.2% with a margin of 13.7%. In Press, Adjusted EBITDA decreased by 30.8% with a margin of 10.3%.

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

Net financial results

In 2011, net financial results amounted to an expense of €195 million, compared to €159 million in 2010. This result included €125 million of interest on debt and other financial results as the expenses generated from updating the liability registered for the present value of the dividend owed to holders of the convertible non-voting shares.

In 2010, net financial results amounted to an expense of €159 million, compared to €214 million in 2009. 2010 results included €124 million of interest on debt, a decrease of €50 million compared to 2009, mainly due to lower interest rates.

Result of companies accounted for using the equity method

In 2011, result of companies accounted for using the equity method mainly included our 17.3% share in the result of Mediaset España, as well as the results of the Printing business and V-Me.

In 2010, this item included a provision of €80 million to cover some risks and possible restructuring costs in associated companies.

Income tax

Income tax provisions for 2009, 2010 and 2011 amounted to an expense of €67 million, €73 million and €148 million, respectively.

In 2011, the income tax expense includes a €183 million provision, which was recorded pursuant to prudential criteria, to face a probable unfavorable resolution in certain fiscal matters still under discussion, mainly the tax deduction for exporting activities. All the necessary legal processes surrounding these claims still remain open.

In 2009, the effective tax rate was impacted by the tax treatment of Prisa TV’s provision (which impacted the income tax provision with a €12 million loss). The tax expense related to the reversal of a provision in Prisa TV that was not eliminated on a consolidated basis, as the provision was recorded prior to the inclusion of Prisa TV in the tax consolidated group.

Results from discontinued activities

No material result from discontinued activities was generated during 2011.

In 2010, results from discontinued activities included mainly the results of Cuatro (€349 million), adjusted by the goodwill associated to that activity (€377 million) as a consequence of its sale to Telecinco.

The consolidated income statement for the year ended December 31, 2009 presents the results of our Spanish free-to-air TV business as discontinued operations. The impact in “Result from discontinued activities” was a loss of €7.5 million in 2009.

Non-controlling interest

Earnings attributable to non-controlling interests are mainly explained by DLJ’s 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

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

We consider an accounting estimate to be critical if:

·	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

·	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

·	goodwill;

·	deferred taxes;

·	inventories; and

·	revenue and expense recognition.

Accounting for Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first consolidation is allocated as follows:

·
If the excess is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to our assets.

·
If the excess is attributable to noncontingent liabilities, recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embodies economic benefits and the fair value can be measured reliably.

·
If the excess is attributable to specific intangible assets, recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

·	The remaining amount is recognized as goodwill.

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

We consider the business lines described below as our primary cash generating units for purpose of goodwill allocation. The business lines were established on the basis of our organizational structure at 2011 year-end, taking into account the nature of the goods and services offered and the customer segments at which they are targeted.

Our operations are divided into four main businesses:

●	Audiovisual, which derives revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;

●	Education, which includes primarily the sale of general publishing and educational books;

●	Radio, which includes primarily the broadcasting of advertising and the organization and management of events and the provision of other supplementary services; and

●	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and distribution.

Details, by business segment, of the goodwill relating to our fully and proportionately consolidated companies and of the changes therein in 2011 are as follows.

	Balance at 12/31/10	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/11
	(thousands of euros)
Radio	161,967	(4,762)	-	-	157,205
Education	75,020	(1,349)	-	-	73,671
Audiovisual(1)	3,627,469	-	(219,000)	-	3,408,469
Other	39,058	-	(33,944)	618	5,732
Total	3,903,514	(6,111)	(252,944)	618	3,645,077
_________________
(1)	Includes the goodwill of Prisa Televisión and Media Capital.

In accordance with IFRS 3, we allocated the goodwill relating to Prisa Televisión and Media Capital which arose in previous years. In this process, we considered the values of recognized assets and liabilities and of unrecognized assets and liabilities or intangibles. The analysis of intangible assets included the customer base, audiovisual and sports rights and licenses and trademarks. In the case of Prisa Televisión, the customer base is closely linked to the audiovisual rights contracts and the value of these rights is linked to the supply contracts, which at the date of acquisition were close to maturity. A significant portion of these contracts were renewed after the acquisition by Prisa. On the basis of the analysis conducted, no material amount to be allocated to other assets of these businesses was identified..

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

The majority of our goodwill corresponds to the “Audiovisual” operating segment and arose from the acquisitions of Prisa Televisión and Media Capital. After the disposal of Cuatro in 2010, Prisa Televisión only comprises one cash-generating unit, Canal+. The goodwill arising from the Media Capital acquisition has been substantially allocated to a single cash-generating unit, also in the “Audiovisual” operating segment.

The remainder of the goodwill balance has been allocated mainly to a number of cash-generating units that coincide with separate legal entities and that have been tested for impairment individually or in groups of entities. The distribution of these individual cash-generating units/entities by operating segments is as follows:

·
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

·	The “Education” operating segment includes the following cash-generating units/entities: Editora Moderna, Ltda. and Editora Objetiva, Ltda.

Canal+ (formerly Digital+) and all of the cash-generating units each represent the lowest level within Prisa at which goodwill is monitored for internal management purposes. Please refer to Note 6 of our consolidated financial statements for the amount of goodwill allocated to Canal+ and to each of the individual cash-generating units.

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

In order to calculate the present value of the estimated cash flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2011 the rates used ranged from 7.4% to 10.6% depending on the business being analyzed.

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

Prisa Televisión

According to five-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user). Combined, these variables account for the largest share of Prisa Televisión’s revenue (89.7% of revenue for 2011). In its assumptions, management factored in an increase in the number of subscribers of the offering that DTS is distributing by satellite as a result of not only a recovery in the number of new subscribers but also a decrease in the cancellation rate, as has occurred in recent years. In addition, in 2011 DTS signed content distribution agreements with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms. Based on the marketing of new pay channels (soccer, bullfighting,…), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa Televisión projected growth in its revenue.

Increase in programming costs.  In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming, where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. Estimated operating costs reflect streamlining plans begun in 2011 as well as growth plans that should strengthen and transform certain business areas.

Media Capital

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share – management predicts a stable trend in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market. Management has adjusted its projections for the advertising market in line with the new macroeconomic environment in Portugal. Consequently, it has estimated a lower market base following the drop in advertising in 2011, as well as negligible growth for subsequent years, in line with the trends highlighted in outside studies.

Results of the impairment tests

-	Media Capital

In 2011, it is clear that the economic situation in Portugal has not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it has also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of €219 million was recognized on the accompanying consolidated income statement.

In 2010, an impairment loss of €50 million was recognized on the accompanying consolidated income statement for Media Capital’s goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

-	Other impairment tests

In 2011, the Group restructured the advertising sales activity of the different media into a single company so as to optimize resource use and minimize advertising-management costs. Owing to the new management model and the general difficulties in the advertising market, which have made it necessary for Prisa Brand Solutions to rescind most of its management contracts with third parties, future cash flows are not expected to allow the Company to recover the goodwill allocated to this unit. Consequently, in 2011 an impairment loss of €34 million was recognized on the accompanying consolidated income statement for Prisa Brand Solutions’ goodwill.

According to available estimates and projections, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2011 and 2010 may be recovered.

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

- Media Capital

Due to the impairment losses on the goodwill recognized during 2011, their carrying amount is quite similar to value in use, and therefore, an adverse change in key valuation assumptions might lead to recognition of impairment at a later date. A 1% advertising share reduction would create impairment of goodwill of approximately €32 million, a 0.5% decrease in the expected growth rate from the fifth year onward would lead to impairment totaling €19 million, while 1% increase in the discount rate would create impairment of goodwill of approximately €50 million.

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

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deductible temporary difference can be utilized, and the deferred tax assets do not arise from the initial recognition of an asset or liability that is not a business and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss). The other deferred tax assets (carryforward of tax losses and unused tax credits) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

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

We recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Prisa Televisión Group. The Group also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. The recovery thereof is reasonably assured on the basis of the recent performance of the pay TV businesses, the forecasts contained in the Prisa Televisión Group's business plan.

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

The following table shows the origin and amount of the deferred tax assets recognized at 2010 and 2011 year-end.

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2010
Non-deductible provisions	4,438	2,218	-	(6,623)	8,843
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	44,386	12,936	(4,109)	769,417
Unused tax credits recognized	316,586	83,280	(121)	(10,886)	244,313
Other	23,003	13,218	(12,815)	(820)	23,420
Total	1,166,694	143,102	-	(22,438)	1,046,030

DEFERRED TAX ASSETS ARISING FROM
	12/31/10	Additions	Disposals	12/31/09
	(thousands of euros)
Non-deductible provisions	8,843	2,927	(79)	5,995
Non-capitalizable assets	37	—	—	37
Tax loss carryforwards	769,417	1,405	(235,549)	1,003,561
Unused tax credits recognized	244,313	2,336	(40,192)	282,169
Other	23,420	4,347	(2,985)	22,058
Total	1,046,030	11,015	(278,805)	1,313,820

Our management has determined that the Prisa Televisión Group will raise  taxable profit in the medium term which will enable the recovery of the tax assets recognized by the Prisa Televisión Group. Also, as a result of the disposals and reorganization in the audiovisual area in 2010, nearly the entirety of Prisa Televisión, S.A.U.'s tax credits have been used.

In light of the rejection of Prisa’s appeal against the settlement relating to income tax for 2001in accordance with the principle of prudence, we have recognized a provision of €183 million to cover a probable unfavorable ruling on the issues in question, principally the export tax credit, within the different proceedings in progress regarding the aforementioned tax audits.

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

·
Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.

·	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

·
Acquired series broadcasting rights: the cost of these rights is taken to income on a straight-line basis over the various showings. Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2.             Broadcasting rights for free-to-air television channels: mainly broadcasting rights acquired from third parties; they taken to income in accordance with the number of showings.

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

·
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

·	Book inventories. Prisa records a write-down when it determines there are market/selling problems according to the following rules:

- Discontinued books. the whole cost is provisioned when the book is discontinued.

- Current catalogue. the most significant item is the stock of textbooks. The group estimates future copy sales considering the net sales for the year and the remaining useful life of the book, and any amount exceeding these estimates is registered as expenditure. The average useful life of textbooks amounts to three years.

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

·
Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay-per-view revenue is recognized when the program acquired by the subscriber is screened.

·	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

·
Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

·
Revenue from the sale of newspapers and magazines is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

·
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

·
Revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

·
Other income includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

Significant Changes in Accounting Policies

In 2011 new accounting standards came into force which were taken into account when preparing the 2011 consolidated financial statements:

·	Amendments to IAS 32 Financial Instruments: Presentation - Classification of Rights Issues
·	Revised IAS 24- Related Party Disclosures
·	Improvements to IFRSs
·	Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement
·	IFRIC 19 Extinguishing Financial Liabilities with Equity

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2011.

At December 31, 2011, we have not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
Amendment to IFRS 7	Financial Instruments: Disclosures- Transfer of financial assets.	July 1, 2011
IFRS 9	Financial Instruments: Classification and measurement.	January 1, 2015(*)
Amendments to IAS 12	Income taxes- deferred tax recovery of underlying assets.	January 1, 2012
IFRS 9 and IFRS 7	Effective date and transactions disclosures	N/A
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Join Arrangements	January 1, 2013
IFRS 12	Disclosures of interest in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
IAS 27 (revised)	Separated financial statements	January 1, 2013
IAS 28 (revised)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 1	Presentation on other Comprehensive income	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
Amendment to IAS 32	Offsetting financial asset and liabilities	January 1, 2014
Amendment to IFRS 7	Offsetting financial asset and liabilities	January 1, 2013
Interpretations IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

(*) The original date of application was January 1, 2013. On December 16, 2011, the IASB approved deferring the date to January 1, 2015.

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

B.	Liquidity and Capital Resources

Cash Flow Analysis

The following table presents consolidated cash flow information for the periods ended December 31, 2011, 2010 and 2009. Positive values refer to cash inflows, and negative values refer to cash outflows.

	For the Years Ended December 31,
	2011	2010	2009
	(thousands of euros)
Cash flow from operating activities	269,219	271,835	468,496
Cash flow from investing activities	(244,649)	(129,904)	(123,547)
Cash flow from financing activities	(176,371)	4,946	(322,044)
Effect of foreign exchange rate changes	4,971	15,301	10,473
Change in cash flows in the year	(146,830)	162,178	33,378

If the performance of the Group for 2012 is as expected and the effort in cost controlling continues, together with the completion of the restructuring plan in 2011, we expect to be able to attend the short term liquidity requirements. If we are not able to generate positive short term cash flow, we may be forced to sell assets or seek additional equity or debt capital (see “Key Information—Risk Factors”).

Cash flow from operating activities

Our cash flow from operating activities decreased by 1.0% to €269 million in 2011, from €272 million in 2010. In 2010, the decrease was 42.0%, from €469 million in 2009.

The following table sets forth information regarding changes in working capital for the periods ended as of the dates indicated.

	For the Years Ended December 31,
	2011	2010	2009
	(thousands of euros)
Changes in working capital	(77,855)	(181,017)	(84,109)
Inventories	(17,658)	21,051	17,265
Accounts receivable	(81,213)	(92,651)	(198,932)
Accounts payable	(82,750)	44,250	101,676
Other current assets	103,766	(153,667)	(4,118)

In 2011, the investment in working capital of €78 million included some payments as €51 million to ONO, €16 million for the canon to the Spanish Public TV or €9 million to the Espanyol Football Club, as well as other delayed payments. Other current assets included cash outflows in 2011 to make payments with the cash excess received for the sale of assets in 2010, after completing the stipulated debt repayments.

In 2010, the change in working capital of €181 million was explained by the decrease in inventories due to Prisa Televisión, S.A.U. (€25 million), the increase in accounts receivable (€93 million) as the reduction in revenues and the increase in accounts payable (€44 million).

Change in working capital in 2010 was not comparable with the previous year due to the sale of Cuatro in December 2010.

In 2009, the working capital investment of €84 million was principally attributable to the working capital needs of Prisa Televisión, S.A.U.

The receivables corresponding to 2010 and 2009 included amounts generated by the Spanish soccer rights dispute.

Tax payments amounted to €31 million in 2009, €32 million in 2010 and €53 million in 2011.

Cash flow from investing activities

In 2009, 2010 and 2011, capital expenditures totaled €128 million, €206 million and €218 million, respectively. In 2010, capital expenditures increased by 60.9% compared to 2009, due mainly to the acquisition of digital set-top boxes and cards and by the change in the marketing model iPlus from a sales model to a transfer with licensing fees. In 2011, capital expenditures increased by 5.8% and included investments made in the Education area for the learning systems which Santillana is commercializing in Latin America and for digital developments. Of note in the Digital area are the investments to create a digital multimedia platform to integrate content from the various business units, get better information about our consumers and create new businesses models create new business models based on segmentation and serving networked communities. The Group is optimizing the levels of investment on capital expenditures in order to rationalize resources.

Our main financial investments in the period from 2009, 2010 and 2011 relate to the acquisition of equity investments in various companies, particularly V-me. Although we made an initial investment in V-me in 2009, the investment included no cash consideration. In 2010, we increased our interest in V-me to 32.95%, and to 40.87% in 2011. We account for the investment using the equity method since 2010. Currently, this investment is fully provisioned.

The funding schedule in V-me established in the purchase agreement of March, 2010 was renegotiated in December 2011, maintaining the total investment committed in that moment. The new funding schedule establishes a $6.25 million cash contribution and $1.97 million in services in 2012 and a $3.03 million cash contribution in 2013. According to the new contribution scheduled the Group will hold a 48% capital in V-me at the end of 2012 and a 53% at the end of 2013.

Also, cash flow from investing activities in 2010 included a cash inflow of €90.0 million resulting from the sale of Canal+ headquarters and Sogecine and Sogepaq companies.

In 2011, cash flow from investing activities included dividends received amounting to €26.5 million, mainly corresponding to the 17.3% stake in Mediaset España. Also, it included a €46.9 million cash outflow mainly explained for an increase in €38.3 million of the loan granted to Dédalo Grupo Gráfico and for a loan to Le Monde Libre amounting to €8.4 million.

Regarding Le Monde Libre, in the agreement signed with shareholders of the holding company which controls this newspaper, we have acquired obligations which could result in additional contributions of €11m if necessary.

Cash flow from financing activities

In 2009, our sale of treasury shares resulted in a cash inflow of €34 million.

In April 2010, we completed the sale of a 25% ownership interest in Santillana to DLJSAP resulting in a cash inflow of €279 million. We reduced our outstanding debt by €217.43 million.

In December 2010, €976 million of cash from the sale of a 44% stake of DTS was mainly used to amortize debt, including the subordinated debt of Prisa Televisión.

In December 2010, out of the cash of €650 million from the agreement with Liberty Acquisition Holdings Corp. to reinforce the capital, €420 million was used to amortize debt. The rest of the funds were used for working capital needs, transaction expenses and restructuring costs.

In 2011, cash flow from financing activities included a €23.7 million cash inflow corresponding to the sale of a 10% stake of Media Capital, which was used to repay €11.2 million of the syndicated loan and €12.5 million of the bridge loan.

Cash flow from financing activities included dividend payments to third parties amounting to €5.0 million in 2009, €25.7 million in 2010 and €83.0 million in 2011. In 2010 the increase was due to dividends paid for the 25% stake in Santillana to DLJ (corresponding to the dividend accrued for eight months, since their entrance in the shareholder structure of Santillana in April, 2010) and the increase in the dividends paid to third parties in the Radio business. In 2011 the increase was due to the payment of dividends to third parties by the Canal+ business and the increase in dividends paid to DLJ (corresponding to the dividend accrued for twelve months). Additionally, Prisa paid dividends to the holders of Class B shares amounting to €6.4 million (corresponding to the amount accrued for the month of December, 2010 and the corresponding dividends paid as a consequence of the conversion into ordinary shares).

Interest payments totaled €159 million in 2009, €125 million in 2010 and €124 million in 2011, resulting from changes in interest rates as well as the change in our debt (relating to the aforementioned transactions).

Capital Management Policy

The principal objective of the Group’s capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the group. Hence, at year-end 2011 Prisa restructured its bank borrowings.

The ratio of net financial debt to Adjusted EBITDA as of December31, 2011, was 6.3 times (4.9 times as of December31, 2010; 7.8 times as of December31, 2009).

Liquidity Risk

The management of liquidity risk includes the detailed monitoring of the repayment schedule of our borrowings and the maintenance of credit lines and other financing channels that enable us to cover foreseeable cash needs at short, medium and long term.

The table below details our liquidity analysis at December 31, 2011 in relation to our bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using projected cash outflows that have not been discounted with respect to their scheduled maturity dates. The projected flows include both principal and interest payments. When the interest rate is not fixed, the payment due was calculated based on the yield curve as of December 31, 2011.
Maturity		Floating Euribor rates
	(thousands of euros)
Within 3 months (1)	187,609	0.79%
From 3 to 6 months	47,556	0.48%
From 6 to 9 months	48,531	0.46%
From 9 to 12 months	41,197	0.47%
From 1 to 2 years	154,743	0.55%
From 2 to 3 years	1,393,778	0.85%
After 3 years	1,811,045	1.42%
Total	3,684,459

(1)	The proceeds from the capital increase were used to repay €100 million of the Syndicated Loan in January 2012 (see Recent of Development).

Share Options

Financial liabilities arising from the settlement options as part of the obligatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to €89 million was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below €2.00. At December 31, 2011, the fair value of this liability amounted to €75 million, calculated using the Black-Scholes Method.

Other share options

At December 31, 2011, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa’s ordinary shares, amounted to €1,854 thousand.

Bank Borrowings

Details of our bank borrowings, credit limits and scheduled maturities as of December 31, 2011 are set forth in the table below.

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
	(thousands of euros)
Syndicated loan and credit facility	2014	1,382,544	100,000	1,282,544
Bridge loan	2015	1,540,882	-	1,540,882
Subordinated credit facility	2015	134,000	-	134,000
Credit facilities	2012 – 2015	296,869	72,063	156,047
Loans	2012 – 2023	110,838	29,132	81,706
Finance leases, interest and other	2012 – 2015	55,647	24,148	31,497
Loan arrangement costs	2012 – 2015	-	(1,718)	(50,185)
Total		3,520,780	223,625	3,176,491

Syndicated loan and credit facility-

In June 2007, Prisa entered into a syndicated loan and credit facility with a group of 39 banks for a maximum amount of €2,050,000 thousand, consisting of a long-term loan amounting to €1,675,000 thousand and a revolving facility of €375,000 thousand drawable throughout the term of the loan.

Repayment of the loan commenced in 2007. With respect to the remaining balance of the loan at December 31, 2010, the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A., were used to repay €11,228 thousand in 2011 in advance. The remainder of outstanding loan at December 31, 2011 amounted to €1,382,544 thousand.

The proceeds from the capital increase were used to repay €100 million of the Syndicated Loan in January 2012 (see Recent of Development).

This syndicated loan is tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

Bridge loan-

In December 2007, Prisa entered into a six-month financing agreement (bridge loan) with a bank for a maximum amount of €4,230,000 thousand and bearing interest at a market rate.  The agreement stated that the purpose of this financing was to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV.

On February 29, 2008, Prisa signed the syndication of this bridge loan initially granted by one bank. On June 20, 2008, the initial maturity date of the bridge loan, and after the result of the takeover bid became known, the amount of the bridge loan was €1,948,935 thousand; the Company also signed a one-month extension for the purpose of finalizing the agreement relating to the novation of this loan until March 2009.

On July 14, 2008, Prisa obtained authorization from the majority of the banks participating in the syndicated financing agreement relating, inter alia, to the additional debt incurred as a result of the takeover bid for Prisa Televisión, S.A.U.

On July 18, 2008, Prisa signed the renewal of the bridge loan amounting to €1,948,935 thousand until March 31, 2009. In August 2008, €113,098 thousand of this bridge loan were repaid.

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

On April 19, 2010, Prisa signed a refinancing master agreement with its creditor banks by which the maturity date of the bridge loan was extended until May 19, 2013.

Regarding the bridge loan, and as a result of the mentioned renewals, Prisa agreed with the financial entities participating in the loan to pay a variable amount in cash, depending on the listed price of the ordinary shares from the date of the final agreement (April 19, 2010) until the loan falls due.

During 2011, €12,514 thousand of the bridge loan was paid off, in advance with the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A.

Subordinated credit facility-

On December 20, 2007, the Company arranged a subordinated credit facility of €200,000 thousand bearing interest at a market rate.

The Company has arranged interest rate hedges which establish interest rate caps.

The “subordination” of this financing lies basically in the fact that the repayment of any amount owed thereunder will be conditional upon compliance with the payment obligations at any given time under the aforementioned syndicated loan granted to Prisa by a syndicate of banks.

At December 31, 2011, the balance drawn down was €134,000 thousand, which relates to the definitive amount of this credit facility after the Company requested a reduction in the limit thereof.

At year-end 2011, the syndicated loan and credit facility, the bridge loan, some bilateral loans, counterparties of hedges and the subordinated credit facility are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L., and Vertix, SGPS, S.A.

In 2010, the Parent pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The syndicated loan and credit facility, and the bridge loan establish that Grupo Prisa must comply with certain financial ratios which were revised on November 26, 2011 in order to adapt them to the Group’s new financial position. The Group’s directors consider that the covenants established in these contracts were fulfilled at December 31, 2011.

Refinancing agreement-

On December 26, 2011, Prisa signed an agreement to refinance its bank borrowings, comprising the syndicated loan, the bridge loan, the subordinated credit facility and a series of bilateral loans.

The current conditions for the different bank borrowings after the refinancing are as follows:

·
The transformation of the syndicated loan into a bullet loan with a single maturity of March 19, 2014. In addition, subject to the fulfilment of certain targets, such as the issue of a bond, maturity may be deferred to December 19, 2014.

·
The maturity of the bridge loan, which does not provide for partial repayments, and of some of the bilateral loans, was extended to January 15, 2015. Also subject to the same targets, the maturity of these loans may be extended to September 19, 2015.

·	The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the conditions for extending the other loans are in place.

·	Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.

·	Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

 Conditions of these loans have been analyzed and there are no significant changes with respect to the previous situation.

C.	Research and Development, Patents and Licenses

Our audiovisual business unit, through its subsidiary, Prisa Televisión, adapted its services and processes to the new technologies on an ongoing basis in cooperation with its technological suppliers, with the objective at being at the forefront of service provision to its subscribers and customers at all times. Accordingly, in 2007, Canal+ began selling state-of-the-art iPLUS digital set-top boxes exclusively for its subscribers, which can store hours of programming, and are integrated with an improved Canal+ electronic programming guide (EPG service) and TDT access. It has also pioneered high-definition broadcasts with Canal+HD, the first high-definition TV in Spain which can be seen on the iPLUS set-top box; the number of new channels offered has increased in recent months. This innovative TV programming continued throughout the year, exemplified by the broadcasting in 3D of events, and more recently, the distribution of content using iPads, iPhones, and computers; this will be available on other devices in the future. Thus, through the aforementioned devices, it is possible to directly receive the signal of several channels, access a content catalogue.

Additionally, we maintain all applications and management processes permanently adapted to changes in our businesses and technological changes. We participate and we are part of associations and forums, nationally and internationally, where we to identify all improvements or opportunities to innovate and develop its services, processes and management systems. We have also signed an agreement with CISCO to jointly develop new advanced decoders which upgrade applications and performance..

Other group media have also joined to these new distribution channels, developing a single management system and publishing content with multi-support systems. Currently, cell phone, tablet and web users can access the contents of El País, As, Cinco Días, 40 Principales, Cinemanía, etc. These developments have borne fruit quite rapidly, with over one million press downloads and more than 1.5 million radio downloads.

In our radio business, as well, two pioneering innovation projects were carried out in 2011 in Spain:

·
A new advertising-management system, called Ad Replacement, was rolled out on the los40.com site. This system has a highly novel way of transforming traditional analogue-signal radio-spot advertisements into exclusively online segments, making it possible to:

-	Create a new, commercial-target space very compatible with the online radio environment.

-
Enhance traditional audio advertising space (spots) through the association of a banner of the brand being advertised. This opens up a new space in the future for radio, with consumers gradually migrating to digital.

·
A major investment is being made in managing audiovisual-format programs, and in fact live and low-demand content has now been produced. The prime examples of this in 2011 were the 2011 General Election Special and the Radio Adventure project with “La Mar de Noches” program, in which the size of the audience doubled with these formats in comparison with conventional audio, on both cadenaser.com and los40.com.

In 2012 we intend to continue developing  these projects with other programs.

In our education business, we have also continued working on incorporating new technologies into content development. The most significant initiatives were:

·
The creation of a teachers social network, IneveryCREA. The network targets the entire Latin American K-12 teaching community and facilitates exchanging ideas among educators, introducing common good practices and sharing educational experiences. It serves as a contact point between the publisher and teachers by applying the most advanced web web2.0 technology (semantics web, data structuring, linking of open-source content).

·
The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market). Both products join Santillana’s digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana’s new line of strategic growth, Sistema UNO Internacional.

·
In addition, work continues to be carried out to develop digital-format educational materials and books designed both for students and for teachers. In nearly every country where it operates, the Group has moved to the fore of this type of developments, with the success of the digital book marketed for the mandatory secondary education (ESO) in Catalonia standing out.

·
The General Editions Digital Catalogue has been further expanded, in terms of both traditional mainstays as well as new books, for distribution through the Libranda digital distribution platform. In addition, distribution agreements were reached with Amazon, Apple, Casa del Libro and Fnac. The digitization of Ediciones Generales’ content is underway, including the catalogues of Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

·
In 2011, the functional development of an educational digital store began, making it possible to access the market directly with no need to go through intermediaries. The launch is planned for 2012. The entire digital product line for the school textbook market will be incorporated as will digital products for consumption in the home.

·
Production began on a pilot catalogue in App format with products to be sold in Mobile Device Stores, with nearly one hundred Apps having been published (in General Publications, Children’s Education and Languages).

·
Launch of a virtual world, Nanoland, which is an online mass multimedia game with an educational focus for children from 9 to 12 years old. This is the Group’s first foray into the “edutainment” world, with a freemium business model, by which users can register for free although it is hoped that they will move up to premium paid access and microtransactions. Santillana’s products ensure maximum security for the family, and its educational tier is designed for gaming, with technology allowing for high usability, browsing and suitable data treatment. Nanoland hopes to become a world of entertainment that will elicit creativity and provide enjoyment for the youngest users while allowing them to improve their skills. It offers the advantage of being a secure site that parents can trust.

At the end of 2010 Prisa Digital, S.L. began to develop the Prisa Group’s Digital Ecosystem. This ecosystem will consist of smart technologies to analyze users’ behavior in accessing and consuming multiplatform digital content and advanced technologies for the identification, self-categorization and integration of, and semantic access to, digital content repositories in the cloud. The project aims to predict user behavior in different media, mainly on the Internet, and in different environments, in order to offer them the content that best fits their tastes and needs. Research is also underway on integrating and applying new technologies to digital content distribution processes, with the development of solutions that intelligently and automatically permit personalized digital-content distribution through multiple channels to millions of users, according to their requirements. Research and development on these new technologies will make it possible to self-categorize process, treat, manage and evaluate multimedia digital content through intelligent, automated methodologies and systems. This is expected to bring about the evolution of today’s Internet into the Internet of the future, an ecosystem composed of infrastructure, devices and services which, by working in coordination with each other, will give citizens greater cultural and social well-being. This project, entailing a worldwide technological change, will be carried out in coming years.

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

We consider the following brands to be our most important: Prisa, El País, El País Digital, Cinco Días, AS, Plural, Canal+, TVI, Cadena SER, 40 Principales, Cadena Dial, M-80, Santillana, Alfaguara, Richmond English and Sistema UNO.

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

As a result of these trends, we have taken the following actions to allow us to respond flexibly and efficiently to changes in the business environment:

·	implementation of cost-cutting programs, including restructuring of printed media, use of cross-selling models and multimedia advertising sales.

·	fostering and development of the digital business.

·	expansion outside of Spain.

We believe that our exposure to the Spanish and Portuguese advertising markets’ negative trend is limited by our diversified sources of revenue, of which advertising revenue accounted for 22.8% of the total amount in 2011 and of which a 20% come from Latin America.

Cost Containment and Investment Program

We began a cost containment program in 2009. As part of our cost containment initiatives, operating expenses, excluding depreciation and amortization, decreased by 13.3%. We continued these cost containing initiatives in 2010, with operating expenses, excluding depreciation and amortization, decreasing by 4.9% compared to 2009. Starting in December 2010, we have implemented a restructuring/efficiency plan on which we have spent €95 million and which we believe will render annual savings of €64.5 million. We will continue looking for ways with which to become more efficient.

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

In connection with our ongoing strategic effort, we have taken the following steps:

●
Prisa Televisión launched Canal+ “a-la-carta” (VOD), making it possible to download Canal+ contents (movies, series, documentaries) in iPlus at the subscribers’ leisure, regardless of whether the show is currently being broadcast.

●
Prisa Televisión has also launched a personalized TV platform through Yomvi, which allows the viewer to choose the Canal+ content he will watch (movies, series, documentaries), at his own preferred time and through the device of his choice (TV, computer, tablet or smartphone).

●
The websites of the main brands of our radio business have been integrated into leading social networks, paving the way for new media communication for and between users, thereby strengthening brand loyalty.

●
The international radio presence has boosted the launch of new sites associated with brands, increasing the signal via streaming. Live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards were broadcast to 20,000 live participants with 500,000 unique users on the Internet.

●
In 2011, the Press division launched, together with media company Vocento, “Kiosko y Mas”, a subscriber based digital distribution of generalist and specialist, national and regional newspapers and magazines which customers can access from their computers or portable devices (tablets and smartphones).

●
In 2010, Santillana launched, in partnership with six other publishers, Libranda, the biggest Spanish distribution platform for books. This initiative has spread to other countries, with Brazil and the United States at the forefront.

●
The development of books and educational materials in digital format, designed for students as well as teachers. In almost all the countries in which we operate, we are leaders in this type of development. In 2011, Santillana launched the new Learning Systems (Sistema UNO Internacional), to help teachers and parents follow up on the progress of the students, in Mexico, where we believe it was very successful. Going forward, we believe we will be expanding these learning systems to other countries where Santillana is currently present.

●
In 2011, Prisa Launched “Planeo”, a web based discount seller with offers in travel, health and beauty, restaurants and sports events in various different Spanish and Portuguese cities, which can be accessed through computer or portable devices (computers and smartphones). During 2011, Planeo reached close to 500,000 registered users

Since the end of 2010, the Prisa Group’s Digital Ecosystem went into development. This will consist of smart technology for analyzing user access and consumer behavior towards multi-platform digital contents, as well as advanced technology designed to identify, automatically categorize, integrate, and provide semantic access to digital cloud-based content storage networks. We believe this project will revolutionize technology worldwide and will take place in coming years.

Expansion Outside of Spain

We enhanced our presence outside of Spain in 2011. This sector accounted for 32% of total operating income (revenues) (2010: 28%, 2009: 25%). We seek to continue our expansion outside of Spain in order to diversify country risk.

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

The education business line accounted for 26% of our total revenues in 2011 (compared with 23% in 2010). Books and training sales increased by 11.5% in 2011 in comparison with 2010, with 75.2% of revenue being derived outside Spain and Portugal.

Our pay television subscriptions are also less sensitive to economic cycles. Revenue from subscribers accounted for 33% of our total revenues in 2011 (compared with 32% in 2010). During 2011, there has been a positive trend in the evolution of Canal+ subscribers, which showed positive net additions of 53,858 subscribers. Most of this positive trend comes from the agreements signed with different telecom operators (Telecable, Orange, ONO, Telefónica and Jazztel) for the sale of contents, of which we highlight those with Telefónica signed in August 2011 and with Jazztel at year end, which are expected to make a strong contribution to both future subscribers and revenues.

E.	Off-Balance Sheet Arrangements

At December 31, 2011, following the sale of Prisa´s total stake in Iberbanda, S.A. to Telefónica de España, S.A.U., Prisa maintained a guarantee solely on certain commitments made to governmental agencies by Iberbanda in the amount of €3,384 thousand.

At December 31, 2011, Prisa had furnished bank guarantees amounting to €331,177 thousand and USD 7,000 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis, litigation for football rights and acquisition of football rights.

In 2008 Dédalo Grupo Gráfico, S.L. and its investees entered into a syndicated loan and credit agreement for a maximum amount of €130,000 thousand. In this financing, since November 2009 Prisa has been the guarantor of all the debt and the underlying hedges. In 2011, €24,800 thousand of this loan was repaid, leaving an outstanding debt of €105,200 thousand. Also, in March 2010, Prisa granted the other shareholders of Dédalo Grupo Gráfico, S.L. a contract of indemnity vis-à-vis third-party claims as a result of actions taken to defend the interests of Prisa or following instructions received therefrom.

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD40,000 thousand regarding payment obligations set forth in two contracts signed between DTS Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD80,000 thousand, and a credit agreement, for USD2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, Cisco Systems Capital Spain, S.L. must simply inform Prisa that a breach has taken place and indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A.  The guarantee shall remain in force until the complete discharge of the obligations covered by it.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments. The amount guaranteed by Prisa at December 31, 2011 was EUR 24,192 thousand.

Lastly, Prisa provided a joint and several guarantee to Le Monde Libre in the amount of €36,550 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A.

F.	Contractual Obligation and Commitments

Our obligations under firm contractual arrangements as of December 31, 2011 are summarized below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(thousands of euros)
Financial debt	3,400,116	223,625	1,375,417	1,799,424	1,650
Cash interest obligations on financial debt (1)	284,343	101,264	173,109	9,938	32
Cash receipts/payments on derivative financial instruments (2)	1,473	1,073	400	—	—
Operating leases (3)	1,118,765	80,115	156,242	155,259	727,149
Future commitments (4)	1,268,382	384,483	697,977	164,214	21,708
Guarantees (5)	464,890	221,955	54,875	15,800	172,260
Other long-term liabilities (6)	187,762	—	—	—	187,762
Total	6,725,731	1,012,515	2,458,020	2,144,635	1,110,561
_______________
(1)	Interest obligations on long-term debt represent an estimate of future cash interest expenses based on current interest rates, current debt levels and scheduled debt repayments.

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

(6)
Other long-term liabilities includes long-term provisions for taxes related to the estimated amount of tax debts arising from tax audits of various Prisa companies in process as of December 31, 2011. As the expiration date is undetermined, this amount is included in the more than five years due period.

Additionally we have registered a €111 million in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as €177 million in liability for the present value of the dividend owed to holders of the convertible non-voting shares that the company issued as part of the operation to strengthen its capital base.

Item 6.	DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following tables set forth certain information with respect to the members of our board of directors. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid, Spain.

Article 8 of the Prisa Board of Directors Regulations provides that the Company shall adapt the classification of its directors to the definitions included in the Unified Good Governance Code published by the CNMV. Furthermore, Article 17 bis of our bylaws provides as follows with respect to classification of directors:

●
Executive Directors:those who hold executive or senior management functions within the Company. Executive Directors include those directors that hold delegated, on a permanent basis, general powers of the board and/or are bound by senior management contracts or leases of services relating to the provision of business services on a full-time basis.

●
External-Proprietary Directors:Directors who (i) have a stake greater than or equal to the legal definition of significant or have been designated due to their status as shareholders holding a lesser amount, or (ii) whose appointment has been proposed by shareholders described in item (i).

●
External-Independent Directors:those not covered by the two preceding categories, named in regard to their personal and professional prestige and their experience and knowledge to exercise their functions, unrelated to the executive team and shareholders.

●	Other external Directors: external directors who do not have the status of proprietary directors or independent directors.

Name	Age	Position on the Board	Date of Initial Appointment	Date Current Term Ends(1)
Ignacio Polanco Moreno	57	Chairman (proprietary) (2)	March 18, 1993	November 27, 2015
Juan Luis Cebrián Echarri (6)	67	Chief Executive Officer (executive)	June 15, 1983	November 27, 2015
Fernando Abril-Martorell	49	Deputy CEO and CFO (executive)	June 24, 2011	June 24, 2016
Juan Arena de la Mora (7)	68	Director (independent)	November 27, 2010	November 27, 2015
Nicolas Berggruen	50	Director (proprietary) (4)	November 27, 2010	November 27, 2015
Matías Cortés Domínguez (6) (9)	73	Director (other external director)	March 25, 1977	November 27, 2015
Martin Franklin (6)	47	Director (proprietary) (5)	November 27, 2010	November 27, 2015
Diego Hidalgo Schnur (8)	69	Director (proprietary) (3)	June 17, 1982	November 27, 2015
Gregorio Marañón y Bertrán de Lis (6) (8) (9)	69	Director (independent)	June 15, 1983	November 27, 2015
Alain Minc (6) (7)	62	Director (independent)	November 27, 2010	November 27, 2015
Ágnès Noguera Borel(7) (9)	48	Director (proprietary) (3)	April 20, 2006	November 27, 2015
Borja Jesús Pérez Arauna (8)	42	Director (proprietary) (2)	May 18, 2000	November 27, 2015
Manuel Polanco Moreno (6)	50	Director (executive) (2)	April 19, 2001	November 27, 2015
Emmanuel Roman (6) (7)	48	Director (independent)	November 27, 2010	November 27, 2015
Harry Sloan (8)	61	Director (independent)	November 27, 2010	November 27, 2015
Ernesto Zedillo Ponce de León (9)	60	Director (independent)	November 27, 2010	November 27, 2015
Iñigo Dago Elorza	48	Non-Director Secretary
Carlos Ulecia Palacios	44	Non-Director Deputy Secretary
_________________
(1)
Pursuant to Article 18 of our bylaws, directors serve five year terms, or until their earlier resignation. However, pursuant to Article 145.1 of the Spanish Commercial Registry Regulations, a director’s board membership lapses when, subsequent to the expiration of the director’s term, the first of the following events occurs: (i) the general shareholders’ meeting is held, or (ii) when the statutory period for holding the general shareholders’ meeting for the appointment of directors has passed, which is six months following the end of our fiscal year.

(2)
Nominated by Timón, S.A., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno,i.e., Jaime, Lucía, Isabel and Marta López Polanco.

Mr. Manuel Polanco is an external-proprietary director, having been appointed by Timón, S.A and, likewise, is an executive director.

(3)
Nominated by Promotora de Publicaciones, S.L., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno, i.e., Jaime, Lucía, Isabel and Marta López Polanco.

(4)	Initially nominated by Berggruen Acquisition Holdings LTD (that is no longer shareholder in Prisa) and currently represents the shareholder BH Stores IV, B.V.

(5)	Initially nominated by Marlin Equities II, LLC (that is no longer shareholder in Prisa) and currently represents the shareholder Mr. Martin Franklin.

(6)	Member of the delegated committee.

(7)	Member of the audit committee.

(8)	Member of the nomination and compensation committee.

(9)	Member of the corporate governance committee.

Ignacio Polanco Moreno is chairman of Grupo Prisa, Timón, S.A., or Timón,  and Otnas Inversiones, S.L., or Otnas Inversiones, Joint and several director of Promotora de Publicaciones, S.L. or Promotora de Publicaciones, and Director in Asgard Inversiones, S.L., or Asgard Inversiones,  which together hold the majority of the voting rights of Prisa. Mr. Polanco holds a degree in Economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresa. He has spent his entire professional career at Timón and Prisa. He was a director of Grupo Santillana de Ediciones until 2000, and served as deputy to the chairman of Prisa from 2000 until 2006. In November 2006, he was appointed vice president, a position he held until he was appointed as chairman in July 2007. He is also director of Diario El País.

Juan Luis Cebrián Echarri is CEO of Grupo Prisa, chairman of its delegated committee and chairman of Diario El País, deputy chairman of Prisa Televisión, and a writer and member of the Spanish Royal Academy. He is a member of the board of Le Monde. He has served as CEO of Grupo Prisa since November 1988. He also served as CEO of Sogecable from its founding in 1989 through 1999. Mr. Cebrián studied Philosophy at the Universidad Complutense and graduated from the Madrid Official School of Journalism in 1963. He was a founding member of the political magazine Cuadernos para el Dialogo (1963) and worked as senior reporter and deputy editor of the Pueblo and Informaciones de Madrid, daily newspapers from 1963 to 1975. He also managed the news service for Televisión Española. Mr. Cebrián is the founding editor of the daily newspaper, El País, which he edited from 1976 to November 1988. From 1986 to 1988 he was also the chairman of the International Press Institute (I.P.I). A writer and author of fiction and essay, he has published 19 books, in ten different languages.

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

Nicolas Berggruen is a proprietary director of Prisa. Nicolas Berggruen is the Chairman of Berggruen Holdings, a private company, which is the direct investment vehicle of The Nicolas Berggruen Charitable Trust. He is also the Chairman of the Nicolas Berggruen Institute. The firm and its related entities have made well over 100 direct investments during the last 20 years by committing their own capital across diverse industries, both public and private and focusing on building long-term value. These investments are often socially and culturally driven. The Berggruen Group has offices in New York, Berlin, Istanbul, Tel Aviv and Mumbai. Through the Nicolas Berggruen Institute, an independent and nonpartisan think tank, he encourages the study and design of systems of good governance. Mr. Berggruen is a founder of NBI’s 21st Century Council; a member of the Think Long Committee for California; as well as a Director of the Board of the Pacific Council on International Policy and member of the Council on Foreign Relations. Mr. Berggruen sits on the boards of the Museum Berggruen, Berlin, and the Los Angeles County Museum of Arts and is a member of the International Councils for the Tate Museum, London and the Museum of Modern Art, New York.

Manuel Polanco Moreno is an executive director of Prisa. Mr. Polanco holds a degree in Business and Economic Sciences from the Universidad Autónoma de Madrid, where he specialized in International Finance. Mr. Polanco, who has spent his entire professional career at Prisa, has held roles in almost all of our business lines, including publishing, advertising, audiovisual media and written press. In 1991, he was charged with managing Santillana Chile; he also assumed responsibility for Santillana Perú in 1992, which he managed simultaneously until 1993, when he moved to Mexico City to become the general manager of the daily newspaperLa Prensaand to establish the American edition of El País. In 1996, Mr. Polanco was named head of international management for the Grupo Editorial Santillana in the United States, based in Miami, with responsibility for the 21 companies located in Latin America and the United States. Upon his return to Spain in 1999, he was appointed chairman of Gerencia de Medios (GDM), the first multimedia sales head office in Spain and a pioneer in advertising sales. Soon thereafter, he was appointed chairman of Grupo Empresarial de Medios Impresos (GMI), the umbrella organization for all regional and specialized press at Prisa. In 2001, upon the consolidation of GMI into the Spanish Media Business Unit, Mr. Polanco became the assistant manager of the consolidated entity, in addition to his other responsibilities. In 2005 he was appointed CEO of the Portuguese media group, Media Capital, a position he left at the beginning of 2009 when he was named general manager of Prisa. Mr. Polanco has been the general manager of Prisa since 2009, a director since 2001, a member of its delegated committee since 2008, and a director of Sogecable (now Prisa Televisión) since 2006. Mr. Polanco has been president of Prisa Televisión since October 2010.

Matías Cortés Domínguez is qualified as another external director of Prisa. Mr. Cortés holds an undergraduate degree in law from the Universidad de Granada and a doctorate in Law from the Universitá di Bologna (Italy). In addition, he is a Professor of Political Economics and Tax at the Universidad de Granada and a Professor of Finance and Tax Law at the Universidades Autónoma de Madrid and Complutense de Madrid. Mr. Cortés is also a partner at Cortés Abogados, the Spanish law firm. Mr. Cortés has been a director of Prisa since 1977 and is a member of its delegated committee and of its corporate governance committee. He is also a member of the board of directors of Sacyr Vallehermoso, S.A.

Gregorio Marañón y Bertrán de Lis, marqués de Marañón, is an independent director of Prisa. He holds a degree in Law from the Universidad Complutense de Madrid and completed the Executive Management Program at IESE. He has extensive experience in both legal practice and the financial industry. He was general manager of Banco Urquijo from 1975 to 1982, chairman of Banif from 1982 to 1984, a director of Argentaria and a director of BBVA. He is the chairman of the board of directors of Logista, Roche Farma, and Universal Music Spain. He is also a member of the board of directors of Viscofan and Altadis, as well as the chairman of the Advisory Board of Spencer Stuart, and a member of the advisory boards of Vodafone, Apax and Aguirre & Newman. Since 1983 he has been a director of Prisa, and is also a member of its delegated committee, corporate governance committee and chairman of its nomination and compensation committee. He is also a member of the board of directors of Prisa Televisión. He holds the Gran Cruz de Alfonso X el Sabio and is an officer of the French National Order of the Legion of Honor.

Martin Franklin is a proprietary director of Prisa and is a member of its delegated committee. Mr. Franklin has served as Executive Chairman of Jarden Corporation since June 13, 2011. Mr. Franklin was appointed to the board of directors of Jarden Corporation on June 25, 2001 and served as Chairman and Chief Executive Officer from September 24, 2001. Mr. Franklin is also a principal and executive officer of a number of private investment entities. Mr. Franklin served as the Chairman and/or Chief Executive Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc and Bollé Inc., between 1992 and 2000. Mr. Franklin also serves as a director of Justice Holdings Limited.

Diego Hidalgo Schnur is a proprietary director of Prisa. He holds a law degree from the Universidad Complutense de Madrid (1964) and an MBA from Harvard University (1968). Mr. Schnur has been a director of Prisa since 1982 and is a member of its  nomination and compensation committee. He is a member of the board of directors and executive committee of Corporación Empresarial de Extremadura, a patron of Fundación Transición Española, and author of the books, “El Futuro de España” and“Europa, Globalización y Unión Monetaria.” In 2001, he was granted a doctorate, honoris causa, by Northeastern University, Boston, and in 2002 he was awarded the Gran Cruz de la Orden del Mérito Civil. Mr. Hidalgo served as head of division at the World Bank from 1968 to 1977. Mr. Hidalgo was founder of FRIDA (Foundation for Research and Investment for the Development of Africa) and chairman of DFC (Development Finance Corporation) from 1974 to 2003. Mr. Hidalgo was CEO and chairman of Alianza Editorial, Editorial Revista de Occidente and Editorial Labor from 1983 to 1990 and also chairman of the Social Council of Universidad de Extremadura from 1986 to 1999. He also served as a fellow of the Weatherhead Center for International Affairs of Harvard University from 1994 to 1996, and since 1999, he is  a member of its advisory committee;  from 1996  senior fellow at the Center for European Studies, also at Harvard University.

Mr Hidalgo's achievements include: Founder of FRIDE-Spain´s highest ranked think tank on international affairs, Founder of the Club of Madrid and the Toledo International Centre for Peace and Conflict Resolution. President of DARA.Founder of Fundacion Maimona. Former Advisor to the Commission of the United nations of Legal Empowerment of the Poor. Founding Member of the European Councel on Foreign Relations. Member of the Board of the Kofi Annan Foundation. Since 2002, Fellow of the World Academy of Art and Sciences. Awarded with the Great Cross of the Order of Civilian Merit, Spain 2002. Raymond Georis Price 2008, for Innovative Philanthopy in Europe. In 2009, Commitment to Develop Award from the Center for Global Development.

Alain Minc is an independent director of Prisa and is a member of its delegated committee and of its audit committee. Mr. Minc was born in Paris on April 15, 1949. Mr. Minc is a graduate of the Ecole des Mines de Paris and ENA. After serving as Inspecteur des Finances, he joined Compagnie de Saint-Gobain in 1979 as Chief Financial Officer. In 1986, he became Vice-Chairman of CIR International (Compagnie Industriali Riunite International) and General Manager of Cerus (Compagnies Européennes Réunies). In 1991, Minc founded his own consulting firm, AM Conseil. He has been a board member of numerous companies and the chairman of the supervisory board of Le Monde, (1994 to 2008). Mr. Minc has been a Director and a member of the Audit Committee of CaixaBank since 2007. He has been Chairman of SANEF since December 2011. He is Commandeur de la Légion d’Honneur. Alain Minc has written more than 30 books since 1978.

Agnès Noguera Borel is a proprietary director of Prisa. She holds degrees in Law and Art History from the Universidad de Valencia–Estudi General, a diploma in Gemology from the Universidad de Barcelona and is a chartered financial analyst (member of the Spanish Institute of Financial Analysts). Ms. Noguera has held a number of management positions in various companies and in various industries. In 2005 she was named CEO of Libertas 7, S.A., an investment and real estate development company, where she had been a director since 1988. She also represents Libertas 7, S.A. on the board of directors of  Compañía Levantina de Edificación y Obras Públicas. Ms. Noguera is also a member of the boards of Bodegas Riojanas and Adolfo Domínguez (in both representing Luxury Liberty). She joined the board of directors of Prisa in 2006 and is a member of its audit committee and of its corporate governance committee. She is a member of Fundación Etnor para la Ética de los Negocios y las Organizaciones. In 1997, she was appointed a trustee of the Valencian foundations Libertas 7.

Borja Jesús Pérez Arauna is a proprietary director of Prisa. He has a degree in Economics and Business Studies from the Universidad Complutense de Madrid and an MBA from the Instituto de Empresa de Madrid. He has been a director of Prisa since 2000 and is a member of its nomination and compensation committee. He is also a member of the Board of Trustees of Fundación Santillana. Mr. Pérez Arauna joined Timón in 1995 as investments manager and currently is the vice-chairman of Timón, jont and several director of Promotora de Publicaciones, the chairman of Qualitas Equity Partners and a director of Qualitas Venture Capital.

Emmanuel Roman is an independent director of Prisa and is a member of its delegated committee and of its audit committee. Emmanuel Roman was awarded an M.B.A. in Finance and Econometrics from the University of Chicago in 1987 and a bachelor’s degree from the University of Paris in 1985. Mr. Roman began his career in 1987 at Goldman Sachs International Limited where, over the years, he worked in the Fixed Income, Investment Banking and Capital Markets areas and where in 1991 he become the co-head of Worldwide Equity Derivatives. In 1996 Emmanuel became a Managing Director of Goldman Sachs International Limited and in 1998 he was elected as a partner. In 2001 he was appointed co-head of Worldwide Global Securities Services and in 2003 he also became co-head of the European Equities Division. In September 2005, after 18 years at Goldman Sachs International Limited, Emmanuel joined GLG Partners LP as a co-CEO where he focuses primarily on expanding the business, marketing, risk management, operations, technology and compliance. In October 2010, on completion of the acquisition of GLG by MAN, Emmanuel also became the COO of MAN, a group-wide role with prime responsibility for integrating the GLG acquisition. He is also the key link between the sales, investment, product development and operational sides of the combined business. He joined the Board of MAN in May 2011.

Harry Sloan is the Chairman and Chief Executive Officer of Global Eagle Acquisition Corporation, a publicly traded (EAGLU:Nasdaq) special purpose acquisition company ("SPAC") formed for the purpose of making an acquisition of a media or entertainment business. Sloan created the venture in February, 2011 with former CBS and Sony Pictures Entertainment President Jeff Sagansky, who will be the president of the new entity. In the largest initial public offering of a US based SPAC in the last three years, Global Eagle raised $190 million of seed capital to invest and operate media and entertainment businesses that have high growth potential in the US and overseas.  Throughout his career, Sloan's entrepreneurial spirit has guided him in identifying key investment opportunities in entertainment industry. He invested in and headed three US publicly-listed media companies: SBS Broadcasting, S.A., Lions Gate Entertainment Corp., and New World Entertainment Ltd.  Sloan also served as the Chairman and Chief Executive Officer of Metro-Goldwyn-Mayer Studios Inc.  Sloan received his B.A. degree from UCLA and J.D. Degree from Loyola Law School. In November 2010, Sloan was appointed to serve on the board of Prisa. He is an independent director of Prisa and is a member of its nomination and compensation committee.

Ernesto Zedillo is an independent director of Prisa and serves as chairman of its corporate governance committee. President of Mexico from December 1, 1994 to November 30, 2000, Ernesto Zedillo is currently Director of the Yale Center for the Study of Globalization. He is Professor in the Field of International Economics and Politics and Professor of International and Area Studies at Yale (since July 2002). He was a member of the International Commission on Nuclear Non-proliferation and Disarmament (2008-2010), and Chair of the International Commission for the Reform of the World Bank (2008-2009). He is a trustee of the Fundación Carolina in Spain on the Board of the World Economic Forum and sits on the Global Development Program Advisory Panel of the Gates Foundation. Distinguished Visiting Fellow at the London School of Economics (Fall 2001), he is co-author of a number of books on international economic issues, as well as editor of the volumes Global Warming: Looking Beyond Kyoto and The Future of Globalization: Explorations in Light of Recent Turbulence. He is a member of the board of directors of Procter and Gamble, Alcoa and Citibank, as well as the international advisory boards of other global companies. He earned his Bachelor’s Degree from the School of Economics of the National Polytechnic Institute in Mexico and his M.A. and Ph.D. at Yale University. He is Doctor Honoris Causa of several universities, including both Harvard and Yale.

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

Carlos Ulecia Palacios is non-director deputy secretary of the board of directors of Prisa. He holds a Law Degree and a Business Certificate from the Universidad de Zaragoza, and a Master Degree on Corporate and Tax Law from the Instituto de Empresa in Madrid.He served as Lawyer in Landwell (Law Firm of PricewaterhouseCoopers) where he was appointed Senior Associate of the Firm. In 2000 he served as Director of legal services in Indra Sistemas. He joined Prisa in late 2007 as deputy general secretary. Mr. Ulecia is Professor at the CEU San Pablo and the Instituto de Empresa in Madrid.

 The following table sets forth certain information with respect to the executive officers of Prisa, as of December 31, 2011. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid, Spain.

Name	Position	Position Since
Ignacio Santillana del Barrio (1)	General Manager	January 2009
Fernando Martinez Albacete (1)	Director of Corporate Development	April 2011
Augusto Delkader Teig (1)	President- Prisa Radio	March 2010
Javier Pons (1)	Chief Executive Officer — Prisa Radio	March 2010
José Luis Sainz (1)	Executive President of Prisa Noticias and CEO of El País	April 2011

Name	Position	Position Since
Miguel Ángel Cayuela (1)	Chief Executive Officer — Santillana	April 2008
Pedro García Guillén (1)	Chief Executive Officer — Prisa Televisión	March 2009

Iñigo Dago Elorza (1)	General Secretary	April 2011
Kamal M. Bherwani (1)	Chief Digital Officer	January 2010
Andrés Cardó (1)	Director of Transversal Operations and Marketing	January 2010

Bárbara Manrique (1)	Director of Communications and Corporate Image	October 2007
Virginia Fernández Iribarnegaray	Internal Audit Manager	May 2007

(1)	Member of the Business and Management Committee.

Ignacio Santillana del Barrio has carried out his professional activity at Grupo Prisa since 2001, first as chief operations officer and presently (beginning in 2009) as general manager. Within Grupo Prisa, he is also President of Prisa Digital (in representation of Prisa). His professional career began in 1978 as an economist at the Asociación Española de Banca Privada (A.E.B.), and in 1985 he was appointed president of the Empresa Nacional de Innovación (ENISA). Two years later, in 1987, Mr. Santillana joined Grupo Telefónica as CFO, and in 1990 was appointed CEO of Telefónica Internacional and general manager of Telefónica. From 1997 to 1999, he was executive vice president and a member of the management committee of GTE (USA). Mr. Santillana holds a Ph.D. in Economics (1978) and a Master’s in Economics from Indiana University (Bloomington, Indiana, USA), a Ph.D. in Economics (1980) from the Universidad Autónoma de Madrid (Spain) and a Licentiate degree in Economics from the Universidad Central de Barcelona (Spain). He also obtained the Juan March Scholarship in 1974 and a Fulbright Scholarship in 1978. He is an associate professor of International Economics at the Universidad Autónoma de Madrid, , a member of the boards of Indra and Banco Gallego  and a member of the advisory boards of Eptisa and AFI. In Grupo Prisa he is a member of the boards of Grupo Santillana de Ediciones, S.L., Prisa Radio and Sociedad Española de Radiodifusión, S.L.

Fernando Martinez Albacete is Director of Corporate Development of Prisa. He holds a degree in Economics and Business Administration from the Universidad Pontificia de Comillas (ICADE). He began his professional career in the Finance Department of Prisa, where he assumed control and investment project evaluation responsibilities. He had previously collaborated with The Santillana Group. In 1998 he was appointed head of Planning and Control at Sogecable, and a year later, became director of Investor Relations following its initial public offering. In 2001 he assumed responsibility for Sogecable’s Finance Department. In 2005 he was appointed Chief Financial Officer of Sogecable. In 2009, after Prisa’s takeover of Sogecable he was appointed Secretary General of Prisa, with responsibility over its M&A activity. From 2011 he is the Director of Corporate Development of Prisa. He is member of the board of directors of Prisa Televisión (the former Sogecable) and Digital +.

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

Javier Pons is CEO of Prisa Radio. Javier Pons (Alcañiz, Teruel, 1959) holds a bachelor's degree in Media Studies from the Universidad Autónoma de Barcelona. He began his professional career at SER as head of programming for Radio Reus and has held a number of posts at different broadcast stations belonging to the group throughout Catalonia. He was director of radio content and general manager at the French broadcast station m40, owned by RTL and SER. On his return to Spain he was made head of the music station 40 Principales before being placed in charge of all of SER’s music stations. His experience in the world of television is also wide and varied—he started out in this field as general manager of production company EL TERRAT before being appointed director of the Spanish state television broadcaster, TVE, a post he held from 2007 till January of 2010. As director of TVE, Pons oversaw the public television broadcaster’s successful transformation into audience leader.

José Luis Sainz is the Chairman of Prisa Noticias and CEO of El Pais. He holds a degree in Law and Economics from Madrid’s Universidad Autónoma. He began his career at Arthur Andersen in 1985 with responsibilities for media consultancy and distribution. In 1989 he joined El Pais, where he held various management positions including Deputy Managing Director with direct responsibility for the commercial area until 1997, when he was appointed assistant general manager at Prisa. Mr. Sainz has also headed Cadena Ser and Union Radio. He has been CEO of Prisacom, and he also held the same position in Pretesa and Plural Entertainment, our audiovisual production divisions for film and television. In 2008 he was appointed general manager of national media at Grupo Vocento, a position he held until his return to Prisa in April 2011.

Miguel Ángel Cayuela serves as CEO of Santillana. An economics graduate, Miguel Ángel Cayuela began his career at Santillana in 1985 in the area of market research and marketing. In 1991 he was named managing director of Santillana for Mexico. In 2003, he returned to Madrid to take on the post of COO. He was appointed CEO of Santillana in April 2008.

Pedro García Guillén serves as CEO of Prisa Televisión. He holds a degree in Economics and Business Studies from Madrid’s Universidad Complutense. He began his career at Ford España and BMW Ibérica. In 1989, he joined Prisa where he performed a number of roles in the Finance Department. In 1995 he was appointed general manager of Cinco Días, and in 1999 became CEO of the newspapers AS and Cinco Días, the magazine publishing house PROGRESA and Grupo de Medios Impresos (GMI). In September 2000 he was appointed general manager of Diario El País where he remained until May 2009, when he became CEO of Prisa Televisión.

Iñigo Dago Elorza is general secretary of Prisa and legal department manager of Prisa. His biographical information is described above.

Kamal M. Bherwani serves as chief digital officer of Prisa. Mr. Bherwani has over 25 years of technology, strategy and operational experience. Prior to his appointment as our chief digital officer, Mr. Bherwani was most recently the CIO of Health and Human Services and Executive Director of HHS-Connect for the City of New York, where he implemented several award-winning initiatives that have been globally and nationally recognized. He was previously chairman and CEO of Relativity Development Corporation and CIO of Bridas Corporation. Mr. Bherwani is an Advisor to the Mayor’s Office of the City of New York, on the Board of Advisors of IBM Tivoli and HP´s Print and Image Group, and Stony Brook University’s Center of Excellence in Wireless and Information Technology (CEWIT).

Andrés Cardó serves as director of Transversal Operations and Marketing of Prisa. Mr. Cardó is an Economics and Humanities graduate from the Universidad Pontificia Católica de Perú. He studied Finance under the Business Administration Program at the Escuela Superior de Administración de Negocios (ESAN) in Lima. He also holds an MBA from Madrid’s IESE. He began his career at Prisa in 1990 at Santillana, and in 1994 he was put in charge of launching the company’s operations in Bolivia. In 2001 he became general manager of Santillana in Brazil, a post he held simultaneously after 2002 with that of general manager of Editorial Moderna and, after January 2009, with that of country manager in Brazil. He has represented the Fundación Santillana in Brazil since its foundation there in April 2008. He was appointed director of Corporate Development and Marketing of Prisa in January 2010.

Bárbara Manrique de Lara holds a degree in Spanish Philology from the Universidad Autónoma de Madrid, a Master’s Degree in Publishing from ICADE/Santillana Universidad and a Master’s Degree in Communications and Marketing from ESIC. She began her professional career at the chain of bookstores Crisol, and in 2000 became Press Manager at the publishing houses Taurus and Alfaguara Infantil y Juvenil, owned by Grupo Santillana. In May 2005 she was appointed Communications Director of the Atman Foundation, before becoming Managing Director of the foundation in 2006. In 2007 she became Corporate Communications Director at Prisa. Manrique de Lara is member of the European Association of Communication Directors and, since 2003, she has also  lectured in Communications and Marketing on the Master’s in Publishing program at the Instituto Universitario de Postgrado, , a postgraduate institute in which three prestigious Spanish state universities participate (Universidad de Alicante, Universidad Autónoma de Barcelona y Universidad Carlos III de Madrid) in collaboration with Santillana Formación. In 2011 she was included in the “Top 100 Women Leaders in Spain” in the category of communications, alongside prominent figures from the worlds of politics, culture and business.

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

Familial Relationships

Certain familial relationships exist among the directors and executive officers:

●	Ignacio Polanco Moreno and Manuel Polanco Moreno are brothers.

Director and Executive Officer Conflicts of Interest

With respect to our directors, conflicts of interest are regulated by Article 33 of our Board of Directors Regulations, which require the directors to notify Prisa of any situations which might involve conflicts of interest. Direct or indirect professional or commercial transactions of the directors (or of persons related to them if the amount of the transaction in question is greater than €60,000) with Prisa or with any of our subsidiaries must be authorized by the board of directors subject to a report from the corporate governance committee. Transactions by persons related to the directors, for amounts of up to €60,000, require authorization by the corporate governance committee.

Also, a director must refrain from intervening in any deliberation relating to matters in which he or she has a direct or indirect interest.

Authorization from the board of directors is not required in related party transactions that meet the conditions specified in Article 33 of our Board of Directors Regulations: a) those involving compliance with standard contract conditions applied broadly to multiple customers; b) those involving predetermined prices or fees carried out by the suppliers of the goods and services in question; and c) those which amount to less than 1% of the annual income of the person or entity receiving the service.

With respect to our senior executives, the mechanisms to detect conflicts consist mainly of the obligation of the persons subject to our Stock Market Code of Conduct to declare a conflict of interest (Section V of our Stock Market Code of Conduct). Likewise, Section 7 of our Code of Conduct stipulates the guidelines to be followed in the event of a conflict of interest, which guidelines also apply to the members of the board of directors. See Item 16B. Code of Ethics for a description of our codes of conduct.

In 2011, the detail of the matters regarding which certain directors refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Matías Cortés Dominguez	Approval of his professional services by the board of directors

As of December 31, 2011, the following directors had shareholder relationships with significant shareholders of Prisa:

Director	Significant Shareholder	Description of the Relationship
Ignacio Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the owner of a remainder interest (nudo propietario) of 11.45% of the share capital of Rucandio
Juan Luis Cebrián Echarri*	Promotora de Publicaciones	The director has 0.25% indirect holdings in the share capital of Promotora de Publicaciones
Nicolas Berggruen	BH Stores IV, B.V
BH Stores IV B.V. (“BH IV") is an indirect subsidiary of Berggruen Holdings Ltd. ("BH Ltd."), a direct, wholly-owned subsidiary of the Nicolas Berggruen Charitable Trust (the "Trust"). The ultimate owner of the shares held by BH IV is the Trust.  Mr. Berggruen is a director of  Berggruen Holdings Ltd

Borja Jesús Pérez Arauna	Promotora de Publicaciones	The director has 0.0048% direct holdings in the share capital of Promotora de Publicaciones
Diego Hidalgo Schnur*	Promotora de Publicaciones	The director has 11.569% indirect holdings in the share capital of Promotora de Publicaciones
Diego Hidalgo Schnur	Promotora de Publicaciones	The director controls Eviend Sarl, a party to the shareholders’ agreement in Promotora de Publicaciones
Manuel Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the owner of a remainder interest (nudo propietario) of 11.45% of the share capital of Rucandio
Matías Cortés Dominguez*	Promotora de Publicaciones	The director has 0.06% direct holdings in the share capital of Promotora de Publicaciones

*As a result of the implementation of the Plan of Reversion of Promotora de Publicaciones, S.L., (described in section “Our Beneficial Ownership” note 2, below), that was completed on February 6, 2012, to the date of this report Mr.Juan Luis Cebrian, Mr. Diego Hidalgo and Mr. Matías Cortes are no longer shareholders of Promotora de Publicaciones.

Spanish law requires us to disclose whether any of our directors or their related parties perform similar duties as an independent professional or employee or hold any shares at other companies that are identical, similar or complementary to the businesses we conduct (excluding the positions they hold at our subsidiaries). To our knowledge, in 2011 no directors (or their related parties) performed duties or held any shares at companies that are identical, similar or complementary to the businesses we conduct with the following exceptions:

●	Juan Luis Cebrián Echarri was director of Mediaset España Comunicación, S.A., director of Le Monde Libre and director of Societe Editrice du Monde.

●	Likewise, Mr. Cebrián`s daughter held the position of Manager of the film area in Television Española (Corporación RTVE. Radio Televisión Española);

●	Manuel Polanco Moreno was Deputy Chairman of Mediaset España Comunicación, S.A. ;

●	Gregorio Marañón Bertrán de Lis was chairman of Universal Music Spain, S.L.;

●
Nicolas Berggruen was director of Societe Editrice du Monde. and indirectly through its company Berggruen Holding LTD held a 45% share of LeYa, a holding company of an editorial group which comprises Brazilian, Portuguese and African editorial companies.

●	Harry Sloan was director of Zenimax Media Inc.

●	Mr. Alain Minc's son held the position of Editor of Versión Femina, within Lagardère Group.

Arrangements with Shareholders, Customers or Suppliers

In order to facilitate the refinancing of the financial debt of Prisa, Timón, S.A., Promotora de Publicaciones, S.L., Asgard Inversiones, S.L.U, Berggruen Acquisition Holdings S.A.R.L and Mr. Martin Franklin, reached an agreement and set up a company named Otnas Inversiones, S.L., indirectly controlled by Rucandio, for the conversion of 75,000,000 warrants, amounting €150 million, into Prisa shares. The transaction was executed in January 2012.

B.	Compensation

Compensation and Benefits

Articles 19, 25 and 28 of our bylaws describe the compensation systems for the directors.

Article 19 of our bylaws stipulates that the compensation for directors shall consist of an annual fixed amount, which is to be approved by the board of directors and must be within the limits established for the annual fixed amount at the general shareholders’ meeting. The compensation of the various directors may vary in accordance with their duties and services for the board committees and shall be compatible with the payment of fees for attending board and committee meetings. The shareholders at the ordinary general shareholders’ meeting may modify the limits of the directors’ remuneration. If the shareholders elect not to modify the limits, the limits that are currently in force will be automatically revised each year in accordance with the consumer price index. The board is responsible for setting the exact amount of the attendance fees and the individual compensation to be received by each director, which must be within the limits established by the general shareholders’ meeting.

Article 19 also stipulates that, in addition to the annual fixed cash amount, directors’ compensation may include shares of Prisa, stock options or other amounts tied to the value of Prisa ordinary shares. Such methods require a resolution of the general shareholders’ meeting, specifying, as applicable, the number of shares to be delivered to the director(s), the exercise price of the stock options, the value of the reference shares and the time period of this compensation system. We may also subscribe a civil liability insurance policy for our directors.

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

Article 28 of our bylaws describes the compensation to be earned by the chairman, the deputy chairman or chairmen, where applicable, and the chief executive officer, and establishes that the compensation will be set and determined by the board of directors regardless of the amount payable pursuant to Article 19 of the bylaws.

Likewise, and according to the Board of Directors Regulation, the Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions. Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

a)	External directors shall be paid based on the amount of time actually devoted to their tasks.

b)	Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

General remuneration policy affecting directors and senior management, shall be submitted to the prior approval of the Board of Directors. Likewise, and as provided in article 25 of the Board of Director Regulation, the Nomination and Compensation Committee:

i.          Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.

ii.         Approve the key objectives linked with the variable compensation for executive directors and/or the management.

iii.        Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.

iv.        Ensure compliance with the remuneration policy set by the Company.

Following the entry into force of the Sustainable Economy Act that adds an Article 61 ter of the Securities Market Act, regulating the new regime of annual report on the remuneration of directors, the Company, at the next annual meeting of shareholders, will disseminate and submit to a non-binding vote as a separate item on the agenda, the remuneration policy report for the year 2012.

There are no arrangements with any of the Prisa directors providing for benefits upon termination of service as director.

The following table sets forth the compensation of our directors aggregated for all directors, accrued in the year 2011:

Compensation of our directors accrued from Prisa:

Compensation	2011
(thousands of euros)
Fixed salaries	2,838
Variable salaries	6,575
Allowances	540
Compensation stipulated in the bylaws	1,950
Options and/or options on other financial instruments	0
Other	917
Total:	12,820

Other Benefits	2011
(thousands of euros)
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	21
Guarantees assumed by Prisa for the benefit of directors	—

The following table sets forth the compensation accrued as a result of our directors also holding positions on subsidiary boards of directors and/or serving as a senior executive of any subsidiary of Prisa, aggregated for all directorsfor the year 2011:

Compensation of our directors accrued from other subsidiaries of Prisa:

Compensation	2011
(thousands of euros)
Fixed salaries	495
Variable salaries	261
Allowances	21
Compensation stipulated in the bylaws	50
Stock options and/or options on other financial instruments	0
Other	12
Total:	839

Other Benefits	2011
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	2
Guarantees assumed by the Company for the benefit of directors	—

Total compensation for each category of director, aggregated for all directors in that category (“Group” refers to payment of compensation by our subsidiaries):

	2011
Category	By Prisa	By Group
	(thousands of euros)
Executive directors	8,647	768
Proprietary directors	2,550	0
Independent non-executive directors	1,365	71
Other External directors	258	0
Total	12,820	839

Compensation accrued which is tied to profits attributed to the parent company (Promotora de Informaciones):

2011
(thousands of euros)
Total directors’ compensation	13,659
Total directors’ compensation as a percent of profit attributed to Prisa (as a %)	0.0*

* The percentage that the total directors´ remuneration represent on the profits attributed to the parent company is calculated on the outcome of the consolidated group, that in the year 2011 did not have profits.

Breakdown of cash compensation accrued by Member of the Board of Directors in 2011 (in euros):

Director	A	B	C	D
Ignacio Polanco Moreno	1,000,000	680,000	3,000
Juan Luis Cebrián Echarri	1,200,000	1,020,000	6,000
Fernando Abril-Martorell Hernández	637,668	722,500

Director	A	B	C	D
Manuel Polanco Moreno	495,075	261,250	6,000
Agnès Noguera Borel	0	0	48,000	90,000
Diego Hidalgo Schnur	0	0	39,000	80,000
Borja Pérez Arauna	0	0	39,000	80,000
Nicolas Berggruen	0	0	12,000	60,000
Martin Franklin	0	0	45,000	160,000
Gregorio Marañón Bertrán de Lis	0	0	96,000	260,000
Juan Arena de la Mora	0	0	39,000	100,000
Alan Minc	0	0	66,000	180,000
Emmanuel Roman	0	0	60,000	180,000
Harry Sloan	0	0	27,000	80,000
Ernesto Zedillo Ponce de León	0	0	27,000	80,000
Matías Cortés Domínguez	0	0	48,000	170,000
TOTAL	3,332,743	2,683,750	561,000	1,520,000

Column A: Fixed Compensation in cash for the Chairman and the Executive Directors for 2011
Column B: Variable Compensation in kind for the Chairman and the Executive Directors for 2011 (accrued in 2011 and to be paid in 2012)
Column C: Per diem fees
Column D: Fixed Compensation in cash for the Board of Directors for 2011

Breakdown of compensation in kind, by deliverance of shares, accrued by Member of the Board of Directors in 2011:

Director	E	F	G	H
Ignacio Polanco Moreno			14,405
Juan Luis Cebrián Echarri	2,290,861		39,170	853,440
Fernando Abril-Martorell Hernández	1,861,500		9,643
Manuel Polanco Moreno			11,538
Agnès Noguera Borel		40,000	0
Diego Hidalgo Schnur		40,000	0
Borja Pérez Arauna		40,000	0

Director	E	F	G	H
Nicolas Berggruen		40,000	0
Martin Franklin		40,000	0
Gregorio Marañón Bertrán de Lis		40,000	850
Juan Arena de la Mora		40,000	0
Alan Minc		40,000	0
Emmanuel Roman		40,000	0
Harry Sloan		40,000	0
Ernesto Zedillo Ponce de León		40,000	0
Matías Cortés Domínguez		40,000	0
TOTAL	4,152,361	480,000	75,606	853,440

Column E: Variable Compensation in kind, by deliverance of shares, accrued in 2011 (to be paid in 2012)
Column F: Fixed Compensation for the Board by deliverance of shares in 2011
Column G: Social benefits (life and accident insurance policy and health care)
Column H: Extraordinary Compensation by deliverance of shares because of the continuity commitment described below.

Notes:

Compensation system of the CEO and Chairman of the Delegated Committee D. Juan Luis Cebrian Echarri

During years 2009 and 2010 the company faced a process of changing its capital structure and refinancing of its financial debt. Under the restructuring of its capital, the Company's negotiated with Liberty Acquisition Holdings (Liberty), which was a SPAC (Special Purpose Acquisition Company), the incorporation into its capital. This transaction was finally approved by the Shareholders Assembly of Shareholders of PRISA on November 27, 2010. As a condition precedent for the effectiveness of this transaction, PRISA and Liberty had agreed the necessary continuity of the CEO, Mr. Juan Luis Cebrian Echarri, for a minimum period of three years, conditioning the effectiveness of the transaction to his continuity and to the execution of a contract between Mr. Cebrian and PRISA, in terms satisfactory for both parties. This information was published in the Form F-4 filed in May 2010 with the SEC - and subsequent update-, and in the Prospectus approved by the CNMV on 26 November 2010.

The contract between Mr. Cebrian and PRISA was signed in October 2010, with the favorable report from the Corporate Governance, Nominating and Compensation Committee and approval by the Board of Directors of PRISA. The Committee had the advice of the consulting firm Spencer Stuart.

Mr. Cebrian’s contract with PRISA provides a fixed annual payment in cash and a variable annual compensation in cash. It also includes the delivery of shares of the Company, by a variable amount, as a substitute of the Long Term Incentive, which does not apply to the CEO due to the limitation to three years.

Additionally, the contract of Mr. Cebrian with PRISA provided for some extraordinary compensations to pay his activity during latest years, in the process of restructuring and refinancing of the Company and his commitment to stay during the period specified above. These amounts are non-recurring or periodic –payable at one time-, are dependent on the success of the transaction with Liberty and collected in 2010 and 2011. According to Spencer Stuart report, these extraordinary compensations are assimilated as social benefits given by other Companies to their top executives, such as pension plans, etc.., which PRISA does not address. Such remunerations are detailed below.

Compensations accrued by the CEO and Chairman of the Delegated Committee D. Juan Luis Cebrian Echarri.
The tables above detail the remuneration accrued and/or perceived by the CEO in 2011, under the conditions of his employment contract, which has been described in the precedent paragraphs.

Breakdown of compensations paid to the Board members in 2011 but accrued in other years.

As indicated above, during years 2009 and 2010 the company faced a process of changing its capital structure and refinancing of its financial debt and due to the same and within the framework of the agreement with Liberty, the Company and Mr. Cebrián signed a contract which, in addition to the ordinary compensation system, provided for some extraordinary compensations to pay his activity during latest years in the process of restructuring and refinancing of the Company  and his commitment to stay for a period of three years.  These amounts are non-recurring or periodic –payable at one time-, and were conditioned to the success of the transaction with Liberty and were perceived in 2010 and 2011.
In that regard, during year 2011, CEO has received the amount of 1,200,000 euros in cash as extra compensation for the result of the recapitalization and refinancing of the Company. Also during the year 2011, the CEO has received EUR 5,014,286 by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros/share. This extra compensation is linked to the success of the recapitalization of Company, that is described in section 2.1., and was communicated to the CNMV at the time of delivery, being also reported in the financial information of the first half of 2011.

During 2011 the Chief Executive Officer has received the amount of EUR 1,706,666, by delivery of 440,486 shares of PRISA, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of restructuring and corporate recapitalization. The above table (section H) includes the amount attributable to 2011, that corresponds to 220,242 shares.  The total amount of shares delivered to the CEO due to this item is 660,728 shares, according to a reference value of 2.17 euros/share. This extraordinary compensation was also communicated to the CNMV at the time of delivery, being also reported in the financial information of the first half of 2011.

Finally, during the year 2011 the CEO has received in cash the amount of 300,000 euros, according to his previous contractual relationship with the Company.

Compensation accrued by members of senior management

Compensation accrued by members of senior management, aggregated for the members listed during the year ended December 31, 2011:

Name	Position
Kamal Bherwani	Chief Digital Officer
Andrés Cardo Soria	Director of Transversal Operations and Marketing
Javier Pons Tubio	Chief Executive Officer — Prisa Radio
Ignacio Santillana del Barrio	General Manager
Augusto Delkader Teig	President of Prisa Radio
Pedro Garcia Guillén	Chief Executive Officer of Prisa Televisión
Miguel Ángel Cayuela	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Jose Luis Sainz Diaz	Executive President of Prisa Noticias and CEO of El Pais
Fernando Martinez Albacete	Director of Corporate Development
Bárbara Manrique de Lara	Corporate Communications & Foreign Affairs Director
Iñigo Dago Elorza	General Secretary
Total Compensation (thousands of euros):	6,784

Obligations Pursuant to Pensions and Retirement Plans

We have not assumed any obligations relating to pensions, retirement or similar benefits for the members of the board of directors or senior executives and, therefore, no amounts have been set aside or accrued for this purpose at Prisa or at any of our subsidiaries.

Severance Obligations

The management team includes 11 members (3 directors and 8 senior executives) whose contracts include a special clause that provides for a general termination benefit for the executive in the event of his or her termination without “just cause.” In this event, the executive is entitled to receive one or two year’s total compensation (i.e., his or her current fixed salary plus the amount of the last bonus received by the executive, if any).

In addition, another manager of the Company (not a part of the Management Team) has a clause on the same terms as indicated above, in an amount equivalent to one year of total compensation.

Share/ Stock Options Delivery Plans

At the general shareholders’ meeting of November 27, 2010, Prisa shareholders, pursuant to Article 219 of the Spanish Companies Act and article 19 of the Articles of Association, and within the framework of our compensation policy, resolved to authorize a system of compensation consisting of the delivery of Prisa shares and/or stock options to our directors and managers during the 2010, 2011, 2012 and 2013 fiscal years, to facilitate or increase their shareholdings in Prisa (“2010-2013 Share/Stock Options Delivery Plan”), on the terms indicated below.

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

The number of shares and stock options that may correspond to each Participant will be determined by the board of directors on proposal of the nomination and compensation committee, based on their responsibilities within the management bodies of the Company or any of the companies in its group or their management functions and responsibilities.

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

Execution of the “2010-2013 Share/Stock Options Delivery Plan”

Under this authorization, the board of directors approved the following delivery of Prisa ordinary shares for the directors and certain executives:

·	Chief Executive Officer: The Company delivered to Mr. Juan Luis Cebrián 2,010,728 ordinary shares of the Company in April 2011 and 1,641,214 ordinary shares of the Company in March 2012.

·
Directors of Prisa: All the directors (except Mr. Ignacio Polanco Moreno, Mr. Juan Luis Cebrián Echarri and Mr. Manuel Polanco Moreno) will receive 40%offixed remunerationfortheir membership in the board of directors in Prisa shares. Settlement will be made quarterly in arrears, using the average closing quotation of the share on the Continuous Market over the 30 working days immediately prior to the delivery.

As of the date of this annual report, and in payment of 40% of their 2011 fixed remuneration, the directors have received the following number of shares pursuant to this authorization:Mr. Arena, Ms. Noguera, Mr. Cortés, Mr. Pérez Arauna, Mr. Marañon and Mr. Hidalgo have each received 24,694 ordinary shares, and Mr. Roman, Mr. Minc, Mr. Sloan, Mr.Franklin and Mr. Breggruen have each received 27,293 ordinary shares.

 Any delivery of shares by Prisa to the directors or officers is reflected in the share ownership tables below.

Authorization to the Board of Directors

Prisa shareholders at the extraordinary general shareholders’ meeting of November 27, 2010 authorized the board of directors, which may delegate for this purpose to the nomination and compensation committee, to apply, develop and implement the resolution regarding the “2010-2013 Share/Stock Options Delivery Plan.” Merely by way of illustration and not limitation, it in particular is authorized to make such changes as may be necessary for application of the Plan, and to establish anti-dilution rules allowing adaptation of this scheme for the delivery of stock options to preserve their value if the capital of the Company is changed. Authority was also delegated to the board of directors to adopt such resolutions as may be necessary to fulfill the obligations deriving from this scheme for delivery of shares and warrants, in the manner most appropriate to the interests of the Company.

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

Article 17 of our bylaws provides that the board shall be composed of a minimum of three and a maximum of 17 directors, as determined by shareholders at the general shareholders’ meeting, at which the directors shall also be appointed.

At the annual general shareholders’ meeting held on June 24, 2011, the shareholders resolved to establish the number of directors at 16.

Article 8 of the Board of Directors Regulations provides that in the composition of the board of directors independent directors and proprietary directors will represent a majority with respect of the executive directors. To such effect, in exercising its right to fill vacancies and to propose appointments at annual shareholders’ meetings, the board of directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors.

The board of directors is required to explain the nature of each director’s relationship to Prisa at the shareholders’ meeting at which his appointment is to be made or ratified, confirming or, if the circumstances of the director have changed, reviewing it annually in the annual report on Corporate Governance, after having been verified by the corporate governance committee.These provisions are without prejudice to the right of representation that is legally recognized to shareholders on a proportional basis.

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

Directors may also be appointed provisionally by the board of directors pursuant to the Spanish Companies Act and our bylaws. Directors hold office for five years and may be re-elected indefinitely for additional five-year periods. Directors appointed by co-optation hold office until the following general shareholders’ meeting, at which time the shareholders may choose to ratify or not ratify his or her appointment.

Proposals for the appointment of directors submitted by the board of directors for consideration at shareholders’ meetings and resolutions appointing directors that the board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of the Board of Directors Regulations, and must be accompanied by a non-binding proposal or advisory opinion issued by the nomination and compensation committee or of the corporate governance committee, as the case may be.

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

The board of directors may also appoint, from among its members, a delegated committee or one or more chief executive officers, on whom joint or several powers of attorney may be conferred. The chief executive officer has the ultimate responsibility for the management of Prisa and serves as chairperson of the delegated committee. The appointment of the chief executive officer entails the delegation of all the powers and competencies of the board that may be delegated by law, and the chief executive officer shall be charged with the effective management of our businesses, which must always be in accordance with the decisions and criteria established by the shareholders at the general shareholders’ meeting and by the board of directors. Without prejudice to the powers of the board of directors and of the chairman, the chief executive officer shall be responsible for the day-to-day management of the Company.

The primary duties of each director are set forth in the Board of Directors Regulations, and arise out of the fiduciary duties of care and loyalty. These duties are as follows:

●
obtain information and prepare in an adequate manner for meetings of the board of directors and for meetings of the board committees to which he or she may belong (including, if applicable, the delegated committee);

●
attend the meetings of the board committees to which he or she may belong (including, if applicable, the delegated committee) and take an active part in the discussions so that his or her input contributes effectively to the taking of board actions;

●	perform any specific tasks charged by the board of directors reasonably within the scope of his or her duties;

●	foster the investigation of any irregularity in the management of Prisa of which he or she may be apprised and monitor any situation of risk;

●	comply with the Code of Conduct, the Stock Market Code of Conduct and Board of Directors Regulations; and

●	comply with his or her statutory duties and obligations.

Directors shall also inform us of any situation that could give rise to conflicts of interest; shall abstain from participating in discussions concerning matters in which they have a direct or indirect interest; shall keep the discussions of the board, the committees to which they belong and the delegated committee secret; and, in general, abstain from disclosing information to which they have had access in the performance of their duties (this obligation remains in force even after vacating office). In cases where the conflict of interest is, or is reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the director (or a person related to him/her, or in the case of a proprietary director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of the Board of Directors Regulations and the affected director must resign.

Finally, directors may not provide professional services to our competitors or their subsidiaries or investees, except for the functions that they may discharge at companies that hold a significant long-term ownership interest in our share capital.

Directors are removed on expiration of the period for which they were appointed, or when so resolved by the shareholders at the general shareholders’ meeting in exercise of the powers held by the shareholders in accordance with Spanish law or our bylaws.

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

●
when, in the course of a one-year period, he or she fails to attend physically more than two meetings of the board of directors, of the delegated committee or to the committees which they participate, which one of them must be necessarily of the board, without just cause, in the opinion of the board, the delegated committee or the committees to whom he/she participates, and

●
when his/her continued membership onthe board, despite lack of fitness, in the manner described in Article 31.5 of the Board of Directors Regulations, may jeopardize directly, indirectly or through related parties, the loyal and diligent exercise of his/her functions in accordance withthe corporate interest.

The board of directors shall not propose the removal of any independent directors prior to the expiration of the period for which they had been appointed in accordance with the bylaws, except in the event of just cause determined by the board on the basis of a report from the corporate governance committee. In particular, “just cause” shall be deemed to exist where a director has failed to comply with his or her fiduciary duties.

During 2011, the Prisa board of directors met five times. Through the date of this annual report, the board of directors met three times during 2012.

Committees of the Board

Our bylaws and Board of Directors Regulations provide that the board of directors shall form a delegated committee, an audit committee, a nomination and compensation committee and a corporate governance committee.

Our general shareholders’ meeting held on June 24, 2011 resolved to amend our bylaws in order to split the corporate governance, nominations and remuneration committee into two separate committees: a corporate governance committee, dedicated exclusively to the functions of corporate governance, and a nomination and compensation committee which maintained the powers relating to the appointments and compensations of directors and members of the management team.

Executive (Delegated) Committee

The rules relating to the organization and functioning of the delegated committee are included in Article 17 of our bylaws and in Article 14 of the Board of Directors Regulations and are described below.

The board of directors has expressly delegated all of its authority and power to the delegated committee, except where such delegation is prohibited by Spanish corporation law, by our bylaws or by the Board of Directors Regulations. The delegated committee is made up of a maximum of eight directors, including the chief executive officer, who serves as chairman of the delegated committee. The members of the delegated committee must be proposed by the chairman of the board of directors, and the appointments must be approved by an affirmative vote of two-thirds of the members of the board of directors. The qualitative composition of the executive committee, with regard to the type of directors that compose the committee (i.e., the number and proportion of executive, proprietary, independent and other external directors), must be similar to that of the board of directors.

The members of the delegated committee are removed when they no longer hold the position of director or when agreed upon by the board of directors. The secretary of the board of directors acts as the secretary of the delegated committee. When called upon to do so, members of the board of directors who are not members of the delegated committee, and executives whose reports are desired by the committee, may attend and speak at meetings, but non-members may not vote. The delegated committee meets at least six times a year and whenever, in the opinion of the chief executive officer, it is advisable or in the interests of Prisa to do so or when two or more members of the delegated committee request that a meeting be called,. The delegated committee is responsible for promptly reporting the business transacted and accounting for the work performed to the board of directors and keeping the board up-to-date on the business transacted and the resolutions adopted by the delegated committee. The delegated committee may engage its own external advisors when it is deemed necessary for the discharge of its duties. Resolutions must be adopted by an absolute majority of the committee members present and represented.

Audit Committee

The rules relating to the organization and function of the audit committee, described below, are included in Article 21 bis of our bylaws and in Article 24 of the Board of Directors Regulations.

The board of directors sets the size of the audit committee, provided that there must be a minimum of three and a maximum of five members. A majority of the members of the audit committee must be non-executive directors without a contractual relationship with Prisa, other than the board directorship to which they have been appointed. The composition of the audit committee must adequately represent the independent directors (at least in proportion to independent representation on the board of directors). At least one member of the committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting and/or auditing.

The board of directors nominates members of the audit committee following a proposal from the chairman, and may also make motions for the removal of members; these nominations and motions must be ratified by the board of directors. The board of directors elects the chairman of the audit committee from among the independent directors; the chairman of the audit committee may not maintain a contractual relationship with Prisa other than the position for which he was appointed. No individual may serve as chairman of the audit committee for a term of longer than four years; following four years of service, a member may be re-elected as chairman only after one year has elapsed since his removal.

The audit committee shall perform all related statutory functions, without prejudice to any other function that may be delegated by the board of directors. The primary function of the audit committee is to assist the board in monitoring our management. However, the powers of the audit committee are in addition to and do not limit the powers and functions exercised by the board of directors.

The audit committee has the following competencies:

a)           Report at annual shareholders’ meetings on issues related to its competencies raised by shareholders, pursuant to the provisions of law and the Shareholders’ Meeting Regulations.

b)           In connection with the preparation and publication of the Company’s financial information

i.            Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii.           Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

iii.           Oversee the preparation and presentation of regulated financial information.

iv.           Review any admission or trading prospectus, and the information on the financial statements to be filed by the board with the markets and regulators.

c)           In connection with the external auditor of the Company

i.            Propose to the board of directors the appointment of external account auditors pursuant to Section 263 of the Spanish Companies Act, to be submitted at the annual shareholders’ meeting.

ii.           Report and propose to the board the external auditor engagement conditions, the scope of its charge, and, if is the case, the removal or non renewal of the auditor, and the oversight of the engagement fulfillment.

iii.          Maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv.          Receive from the external auditors any information about all issues that may compromise the auditor’s independence. In any event, the committee shall receive every year written confirmation from the auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Royal Legislative Decree 1/2011, Audit of Accounts.

v.           Pre-approve, before execution, any engagement with the Company’s auditor, for any work related with audit services or any other kind of services rendered by the auditor.

vi.          Issue every year, prior to the issuance of the audit report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the auditor.

d)           In connection with the internal audit services

i.            Propose the selection, appointment, reappointment or removal of the person in charge of our internal audit service.

ii.           Oversee internal auditing services and the annual report of the internal audit department.

e)           Other competencies

i.            Analyze and issue opinions concerning specific investment transactions when, owing to their importance, the board so requests

ii.           Issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

iii.           Exercise all other competencies granted the committee in the Board of Directors Regulations.

iv.          Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called.

Likewise, the Board of Directors Regulations provide that the audit committee shall establish and oversee a procedure which may allow communication of relevant irregularities, especially regarding financial and accounting matters, in the Company. When this claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

In 2011 the audit committee approved the procedure for presentation, receipt, retention and treatment of complaints and claims of employees and/or third parties. The committee also approved publicity and dissemination of information about this "Complaint Box".

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

Nomination and Compensation Committee

Article 21 quater of our bylaws and article 25 of our Board of Directors Regulations prescribes the organization and function of the nomination and compensation committee.

The nomination and compensation committee must be comprised of no fewer than three and a maximum of five external directors, nominated by the board of directors following a proposal of the chairman of the board of directors. The board of directors may also vote to remove members of the committee. The board of directors elects the chairman of the committee from among the independent directors.  The committee may request the attendance of the Company’s chief executive officer or any other officer or employee of the Company at its meetings.

The nomination and compensation committee shall have the following core competencies:

a)           Regarding the composition of the board of directors and board committees of Prisa and management bodies of its subsidiaries:

i.            Report on proposals for appointment, reappointment and removal of directors.

ii.           Report, together with the corporate governance committee, on proposals for appointment of chairman and vice chairman, chief executive officer, members of the delegated committee and other committees of the board of directors.

iii.          Report on the nomination of the secretary and deputy secretary.

iv.          Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the board of directors to facilitate that such succession occurs in an orderly and well planned.

v.           Report on proposals for appointment of representatives of the Company in the managing bodies of its subsidiaries.

b)           In connection with the senior management of the Group:

i.            Propose the definition of senior management.

ii.           Report the appointment and removal of senior management.

iii.          Approve contracts for senior management.

iv.          Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c)           In relation to the compensation policy:

i.           Propose to the board of directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the board and the committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for directors and senior management.

ii.           Approve the key objectives linked with the variable compensation for executive directors and/or the management.

iii.          Propose to the board of directors the compensation system for senior managers of Prisa and its subsidiaries and report to the board about the liquidation of the variable compensation for them and to establish other incentive plans for them.

iv.          Ensure compliance with the remuneration policy set by the Company.

d)           Other competencies

i.           Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called.

ii.           Exercise all other competencies granted to the committee in the Board of Directors Regulations.

The committee shall meet whenever the board of directors of the Company or the delegated committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the chairman, it is appropriate for the proper performance of its functions.

Any member of the Company’s management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

Corporate Governance Committee

Article 21 ter of our bylaws and article 26 of our Board of Directors Regulations prescribes the organization and function of the corporate governance committee.

The corporate governance committee must be comprised of no fewer than three and a maximum of five external directors, nominated by the board of directors following a proposal of the chairman of the board of directors. The board of directors may also vote to remove members of the committee. The board of directors elects the chairman of the committee from among the independent directors.

The corporate governance committee shall have the following core competencies:

a)           Regarding the composition of the board of directors and board committees:

i.            Propose the appointment of independent directors.

ii.           Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be approved or ratified by the general shareholders’ meeting or when that classification is revised annually in the annual Corporate Governance Report.

iii.          Inform the board on the removal of executive and independent directors, when the board of directors proposes the decision to the shareholders’ meeting, when there is a breach by a director of the duties inherent in his/her position and in the context of a disciplinary procedure that could mean the removal of a director is carrying out.

iv.          Report, together with the nominations and compensation committee, on proposals for the appointment of the chairman and vice chairman, chief executive officer, and members of the delegated committee and other committees of the board of directors.

v.           Evaluate the skills, knowledge and experience on the board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

vi.          Report to the board on issues of gender diversity in relation to the composition of the board.

vii.         Submit to the board of directors, a report evaluating the performance and composition of the board and the performance of their duties by the chairman and the chief executive officer of the Company.

b)           In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i.            Promote the corporate governance strategy of the Company.

ii.           Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the board and delegated committee as appropriate.

iii.          Inform and propose to the board the approval of the annual Corporate Governance Report.

iv.          Inform and propose to the board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the board of directors or its chairman.

c)           In connection with the internal rules of the Company:

i.            Propose to the board the approval of a Code of Ethics

ii.           Propose to the board the approval of a Code of Conduct for employees.

iii.          Report on proposals for amending the bylaws, Board of Directors Regulations, Shareholders’ Meetings Regulations, Rules of Operation of the Shareholders Electronic Forum, the Stock Market Code of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.

iv.          Review the implementation of the Board of Directors Regulations, the Stock Market Code of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

d)          In connection to transactions with related parties to the Company and companies of the Group:

i.            Report transactions of the Company with significant shareholders, prior to approval by the board.

ii.           Report professional or commercial transactions of directors, prior to approval by the board.

iii.          Authorize transactions by persons related to directors under the terms provided for in Article 33 of the Board of Directors Regulations.

e)           Other competencies:

i.            Review compliance policies and propose all necessary measures for their strengthening.

ii.           Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called.

iii.           Exercise all other competencies granted to the committee in the Board of Directors Regulations.

 The committee shall meet whenever the board of directors of the Company or the delegated committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the chairman, it is appropriate for the proper performance of its functions.

 Any member of the Company’s management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

D.	Employees

The table below indicates the number of Prisa employees employed as of December 31 for the years 2011, 2010 and 2009:

Number of Employees	2011	2010	2009
By category:
Executives	486	484	541
Middle management	1,526	1,564	1,600
Other employees	11,147	11,837	12,846
Total	13,159	13,885	14,987
By geographical origin:
Spain	7,042	7,750	8,044
International	6,117	6,135	6,943
Total	13,159	13,885	14,987

E.	Share ownership

Our Beneficial Ownership

As of the date of this annual report, the nominal value of our issued share capital amounted to €92,286,489, represented by 538,730,102 Class A common shares, having a nominal value of €0.10 each, and 384,134,788 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

After the last capital increase, carried out on April 2012 as a consequence of the execution of 5,538 Warrants and that is pending registration in the Mercantile Register of Madrid, the share capital shall amounted €92,287,042.80 (represented by 538,735,640 Class A shares and 384,134,788 Class B shares).

The following tables set forth, to our knowledge, the beneficial ownership as of the date of this annual report of i) each of our current directors and ii) each of our current members of senior management.

Directors

Directors	Number of direct and indirect Class A Shares	Number of direct and indirect preemptive subscription rights implemented as Warrants	Number of direct and indirect Class B Shares or ADSs representing these shares
Ignacio Polanco Moreno (1) (2)	221,783,894	46,721,144	0
Juan Luis Cebrián Echarri	5,159,664	1,385,234	0
Fernando Abril-Martorell	0	0	0
Juan Arena de La Mora	39,693	16,498	0
Nicolas Berggruen (3)	16,746,709	0	33,438,840
Matías Cortés Domínguez	77,905	82	0
Martin Franklin (3)	10,184,337	0	20,314,092
Diego Hidalgo Schnur	9,922,575	165	0
Gregorio Marañón y Bertrán de Lis	517,857	130,129	0
Alain Minc	53,963	0	0
Agnès Noguera Borel	25,294	660	0
Borja Jesús Pérez Arauna (4)	73,044	53,185	0
Manuel Polanco Moreno (1) (2)	221,684,970	46,612,327	0
Emmanuel Roman	27,293	0	0
Harry Sloan (3)	77,293	0	0
Ernesto Zedillo Ponce De Leon	0	0	0
_________________
(1)
221,783,894 Class A Shares held by Mr. Ignacio Polanco and 221,684,970 Class A Shares held by Mr. Manuel Polanco include 221,591,841 ordinary shares held by Rucandio through the entities and through the Agreement of shareholders of Promotora de Informaciones S.A. as indicated in the table below (see “Major Shareholders”).

Likewise, 46,721,144 Warrants held by Mr. Ignacio Polanco and 46,612,327 Warrants held by Mr. Manuel Polanco include 46,509,859 Warrants held by Rucandio through the entities as indicated in the table below (see “Major Shareholders”).

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

Shareholder Agreement in Promotora de Publicaciones: On May 21, 1992, and in a document notarized by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timón and a group of shareholders of Prisa entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones and their participation therein. The principal undertakings set forth in the shareholders’ agreement are as follows: (i) each majority shareholder shall have at least one representative on the board of directors of Prisa and, to the extent possible, the governing body of Promotora de Publicaciones shall have the same composition as Prisa’s; (ii) the manner in which Promotora de Publicaciones shares shall be voted at Prisa’s general shareholders’ meetings will be previously determined by the majority members, and Promotora de Publicaciones members who are likewise members of Prisa’s board of directors shall vote in the same manner, following instructions from the majority shareholders; (iii) in the event that Timón sells its holdings in Promotora de Publicaciones, the remaining majority shareholders shall have the right to sell their shares of Promotora de Publicaciones on the same terms and conditions to the proposed buyer, to the extent that the foregoing is possible.

Agreement of shareholders of Promotora de Informaciones S.A. (Prisa):

Regarding the Propu Shareholders Agreement referred to in the preceding section, that company agreed to implement the "Reversion Plan" pursuant to which its shareholders were offered the possibility of direct ownership of Prisa shares. This transaction was structured in the form of a reduction of capital, for which purpose Propu acquired some of its own shares, in exchange delivering shares and warrants of Prisa to the shareholders that had so decided, in the proportion corresponding thereto based on their interests in capital.

On December 22, 2011, before Madrid notary Mr. Rodrigo Tena Arregui, a Shareholders Agreement was signed by Propu, Timón, S.A. and Asgard Inversiones, S.L.U. (all of them controlled by Rucandio), together with those other individuals and legal persons that, to that date having been shareholders of Propu, had maintained the syndication agreement pursuant to which: (i) without amending the content of principal terms of the existing agreement of shareholders of Propu, the legal relationships under the agreement of shareholders of Propu were adjusted to the fact that the concerted controlling interest in Prisa was held directly and (ii) its term was reduced to September 30, 2014, otherwise maintaining the same terms as in the existing agreement of shareholders of Propu, in such manner that Rucandio would continue to hold its controlling interest in Prisa.

(3)
The indirect Class A shares held by Mr. Nicolas Berggruen (16,719,416) and which direct holder is BH Stores IV, B.V, are represented by way of 4,179,854 ADRs representing Class A shares of PRISA. Likewise, of the 77,293 Class A shares held by Mr Harry Sloan, 50,000 are represented by way of 12,500 ADR´s represeting Class A shares of PRISA.

Mr. Nicolas Berggruen is indirect owner (through BH Stores IV, B.V.) of 33,438,840 Class B shares of Prisa (documented by way of 8,359,710 ADSs representing those shares). Similarly, Mr. Martin Franklin is direct owner of 20,314,092 Class B shares of Prisa (documented by way of 5,078,573 ADSs representing those shares).

(4)
Does not include the director’s holdings in the share capital of Promotora de Publicaciones through which the director has an indirect pecuniary interest in Prisa. See “Directors, Senior Management and Employees—Director and Executive Officer Conflicts of Interest.”

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

To the extent that our shares are represented by accounts in book-entry form, we do not keep a shareholder registry and our ownership structure cannot be known precisely.

Current Major Shareholders

As of the date of this annual report, the nominal value of our issued share capital amounts to € 92,286,489, represented by 538,730,102 Class A common shares, having a nominal value of €0.10 each, and 384,134,788 Class B convertible non-voting shares, having a nominal value of €0.1 0 each. The capital is totally subscribed and paid up.

After the most recent capital increase, carried out in April 2012 as a consequence of the execution of 5,538 Warrants and that is pending registration in the Mercantile Register of Madrid, the share capital shall amount to € 92,287,042.80 represented by 538,735,640 Class A common shares, having a nominal value of€0.10 each, and 384,134,788 Class B convertible non-voting shares, having a nominal value of €0.1 0 each.

As of the date of this annual report, according to information available in the website of the Spanish National Securities Commission (CNMV), the beneficial owners of 3% or more (or 1% if resident in a tax haven) of our voting rights are the following:

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)	Number of Indirect Warrants (2)
Rucandio, S.A. (1)	0	221,591,841	41.13	46,509,859
BH Stores IV, B.V	16,719,416	0	3.10	(	*)

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)	Number of Indirect Warrants (2)
BNP Paribas, Societe Anonyme	15,143,403	0	2.81	(	*)
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	2.72	(	*)

_______________
(1)	Rucandio has declared to the CNMV that it holds 221,591,841Class A shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights
Asgard Inversiones, SLU	17,487,164
Timón, S.A.	7,928,140
Promotora de Publicaciones, S.L.	77,248,921
Rucandio Inversiones Sicav, S.A.	339,094
Otnas Inversiones, S.L.	93,000,000

Furthermore the indirect holding declared by Rucandio includes 25,588,522 voting rights of  Prisa subject to the “Prisa Shareholders Agreement” signed on December 22, 2011 (in which Rucandio indirectly holds the majority of votes), which is described under note 2 of section “Our Beneficial Ownership", above.

(2)	Rucandio has declared to the CNMV that it holds 46,509,859 warrants through the following entities. Each Warrant entitles the holder to subscribe one Class A share.

Through: Direct Warrantholder’s Name	Number of Direct Warrants
Asgard Inversiones, SLU	9,467,928
Timón, S.A.	8,720,954
Promotora de Publicaciones, S.L.	27,947,974
Rucandio Inversiones Sicav, S.A.	373,003

Major Shareholders, other than Rucandio, have not declared the warrants that they hold (*), if any.

The Depositary of our American Depositary Receipts has informed us that as of March 19, 2012 there were 5,765,057 ADS-Asoutstanding held by 5 recordholders and 63,097,658 ADS-Bs outstanding held by 17 recordholders.

Major Shareholders as of December 31, 2011

At December 31, 2011, the par value of our issued share capital was €84,786,115.80, represented by 459,650,730 Class A common shares, having a par value of €0.10 each, and 388,210,428 Class B convertible non-voting shares, having a par value of €0.10 each. The capital was fully subscribed and paid up.

At December 31, 2011, according to information available in the website of the Spanish National Securities Commission (CNMV), beneficial owners of 3% or more of our voting rights were as follows:

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)
Rucandio, S.A. (1)	0	148,859,840	32.385
Promotora de Publicaciones, S.L.	87,443,838	0	19.024
Asgard Inversiones, SLU	35,487,164	0	7.720
Bank of America Corporation (2)	0	13,482,068	2.933
BH Stores IV, B.V	16,719,416	0	3.637
Daiwa Securities Group Inc (3)	0	28,000,000	6.092
BNP Paribas, Societe Anonyme	15,143,403	0	3.295
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	3.197
Asset Value Investors Limited	0	13,425,564	2.921
_________________
(1)	Rucandio declared to the CNMV that it held 148,859,840Class A shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights	Total % of Voting Rights
Asgard Inversiones, SLU	35,487,164	7.720
Timón, S.A.	7,928,140	1.725
Promotora de Publicaciones, S.L.	87,443,838	19.02497
Rucandio Inversiones Sicav, S.A.	339,094	0.074

The declared indirect interest of Rucandio, S.A. (148,859,840 voting rights) at December 31, 2011, was through Promotora de Publicaciones, S.L., Timón, S.A., Asgard Inversiones, S.A., Rucandio Inversiones SICAV and, furthermore, included 17,661,604 voting rights subject to the Prisa Shareholders Agreement signed on December 22, 2011, which is described under “section E. Share Ownership” of this Report.

(2)
Regarding the shareholdings of Bank of America Corporation, it declared to the CNMV that of the 13,482,068 voting rights held by this company, 2,632,068 were ordinary Class A shares and 10,850,000 were ADSs representing ordinary Class A shares.

(3)	Regarding the shareholdings of Daiwa Securities Group Inc, it declared to the CNMV that the 28,000,000 indirect voting rights were held through Daiwa Capital markets Europe.

Significant Changes During the Past Three Years

The most significant changes in our shareholder structure during the past three years are the following:

2011

Shareholder’s Name	Date of Transaction	Description of Transaction
Marlin Equities II, LLC	02/28/2011	crossed below 3% share capital threshold
Berggruen Acquisition Holdings Ltd	12/21/2011	crossed below 3% share capital threshold
HSBC Holdings plc	01/19/2011	crossed above 3% share capital threshold
HSBC Holdings plc	02/07/2011	crossed below 3% share capital threshold
HSBC Holdings plc	03/23/2011	crossed above 3% share capital threshold
HSBC Holdings plc	11/14/2011	crossed below 3% share capital threshold
Asset Value Investors Limited	01/28/2011	crossed above 3% share capital threshold
BH Stores IV, B.V	12/21/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	01/31/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	05/11/2011	crossed below 3% share capital threshold
BNP Paribas, Societe Anonyme	05/25/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	06/16/2011	crossed below 3% share capital threshold
BNP Paribas, Societe Anonyme	11/18/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	12/19/2011	crossed above 3% share capital threshold
Daiwa Securities Group Inc	08/12/2011	crossed above 3% share capital threshold
Daiwa Securities Group Inc	08/17/2011	crossed above 5% share capital threshold
Inmobiliaria Carso, S.A. De C.V	11/09/2011	crossed above 3% share capital threshold
UBS AG	01/31/2011	crossed below 5% of share capital threshold
UBS AG	03/30/2011	crossed below 3% share capital threshold
UBS AG	06/23/2011	crossed above 3% share capital threshold
UBS AG	07/01/2011	crossed below 3% share capital threshold
UBS AG	07/04/2011	crossed above 3% share capital threshold
UBS AG	07/12/2011	crossed below 3% share capital threshold
UBS AG	07/18/2011	crossed above 3% share capital threshold
UBS AG	07/19/2011	crossed below 3% share capital threshold
UBS AG	07/20/2011	crossed above 3% share capital threshold

Shareholder’s Name	Date of Transaction	Description of Transaction
UBS AG	08/10/2011	crossed below 3% share capital threshold
UBS AG	08/11/2011	crossed above 3% share capital threshold
UBS AG	08/12/2011	crossed below 3% share capital threshold
UBS AG	08/18/2011	crossed above 3% share capital threshold
UBS AG	08/19/2011	crossed below 3% share capital threshold
Deutsche Bank Ag	05/04/2011	crossed below 3% share capital threshold
Fil Limited	05/24/2011	crossed above 1% share capital threshold
Fil Limited	08/09/2011	crossed below 1% share capital threshold
Rucandio, S.A. (1)	02/18/2011	crossed below 35% of share capital
(1) Regarding Rucandio, S.A, it is noted that the 35% decrease in the shareholding occurred by reason of "subsequent updating by reason of a change in the number of voting rights of the issuer".

2010
Shareholder’s Name	Date of Transaction	Description of Transaction
Deutsche Bank AG	12/09/2010	crossed above 3% share capital threshold
UBS AG	12/03/2010	crossed above 5% share capital threshold
Bank of America Corporation	12/03/2010	crossed above 3% share capital threshold
Rucandio, S.A.	11/30/2010	crossed below 40% share capital threshold
Berggruen Acquisition Holdings Ltd	11/30/2010	crossed above 3% share capital threshold
Marlin Equities II, LLC	11/30/2010	crossed above 3% share capital threshold

2009
Shareholder’s Name	Date of Transaction	Description of Transaction
Timón, S.A.	03/18/2009	crossed below 3% share capital threshold
Rucandio, S.A.	03/13/2009	crossed above 70% share capital threshold
Promotora de Publicaciones, S.L.	03/09/2009	crossed above 40% share capital threshold

B.	Related Party Transactions

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

Transactions with Current Directors of Prisa:

The following transactions with directors have been carried out under market conditions and have been authorized by Prisa according to the procedure required by Article 33 of the Board of Directors Regulations for conflicts of interest and transactions with directors, as described above under “Director and Executive Officer Conflicts of Interest”:

·
Prisa director Gregorio Marañón y Bertrán de Lis provided legal advisory services to Prisa Televisión, S.A.U. totaling €200,000 in 2010,and €100,000 in 2011,under a contract dated April 13, 2004, extended annually.

·
Cortés Abogados, of which Prisa director Matías Cortés Domínguez is a partner, provided legal advisory services and legal counsel amounting to €8,039,000 in 2009 and €22,111,000 in 2010 to Prisa and Prisa Televisión, S.A.U. and €4,896,000 in 2011 to Prisa Televisión S.A.U, through Tescor Profesionales Asociados, S.L.P, or Tescor Profesionales, a company formed by Cortés Abogados, in several proceedings of various kinds (judicial review, civil, commercial and arbitration) as well as legal consulting services in various matters, including the business combination with Liberty.

·
Luis Cortés Domínguez, brother of the director Matías Cortés Domínguez, was hired in 2005 by Diario AS to assist as a lawyer in two lawsuits, a relationship which continues up to the date of this document. The bills for fees paid in this connection amounted to €174,000 in 2008 and €80,000 in 2010.

·	Lastly, Prisa director Alain Minc provided strategic consulting services to Prisa Televisión S.A.U. amounting €150,000 in 2010, before his appointment as director of Prisa.

The table below sets forth transactions with companies controlled by Prisa or over which Prisa exercises significant influence that occurred in 2011.

Name Of The Entity	Brief description of the transaction	Amount (thousands of euros)
DTS Distribuidora de Television Digital, S.A.	Dividends paid by DTS Distribuidora De Television Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.	18,338
Dédalo Grupo Grafico, S.L.	Prisa provided a joint and several guarantee to Dédalo Grupo Gráfico, S.L. with respect to the banking syndicate created by virtue of the syndicated credit and loan agreement signed on February 8, 2008, for a maximum of €105,200,000.	105,200
Dédalo Grupo Grafico, S.L.	Provision of printing services by several companies in which Dedalo Grupo Grafico, S.L. has holdings, to several companies in which Prisa has holdings.	18,985
Dédalo Grupo Grafico, S.L.	Loans for a total of €136,792,000, plus capitalized interest, granted by Prisaprint, S.L., a company in which Prisa has holdings, to Dedalo Grupo Grafico, S.L. or companies in which it holds interests, as a result of different financing operations.	136,792
Dédalo Grupo Grafico, S.L.	Loans for a total of €556,000, granted by Diario El Pais, S.L., a company in which Prisa has holdings, to Distribuciones Aliadas, S.A. and Norprensa, S.A., companies in which Dedalo Grupo Grafico, S.L. holds interests.	556
Gelesa Gestion Logistica, S.L.	Incomes received by Print Medias of Prisa Group for purchase of copies by Gelesa Gestion Logistica	41,886
Gelesa Gestion Logistica, S.L.	Distribution, transport and logistics services rendered by Gelesa Gestion Logistica to the Print Media of Prisa Group	8,628
Le Monde Libre	Prisa provided a joint and several guarantee to Le Monde Libre, amounting to €36,550,000, that correspond to the amount of the obligations acquired by the company from such holders of obligations reimbursable by shares, issued at the time by Le Monde	36,550
Mediaset España Comunicación, S.A.	Income received by several companies in which Prisa has holdings, for technical and administrative services rendered to either Mediaset Comunicaciones España, S.A. and its participated companies, as well as for sale of advertising space and rights to these companies.	43,940
Mediaset España Comunicación, S.A.	Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and its participated companies, as well as technical and administrative services rendered by these companies	5,664
Prisa Televisión, S.A.U	Costs related to the participation in the incomes of the company Real Madrid Gestión de Derechos, S.L. in which Prisa Televisión holds an interest, for sponsorship and merchandising of Club Real Madrid	2,328
Prisa Televisión, S.A.U	Dividends received by Prisa Televisión, S.A.U for its shareholdings in Mediaset España Comunicación, S.A.	24,688
Prisa Televisión, S.A.U	Revenue share of Real Madrid club sponsorship and merchandising from the company Real Madrid Gestión de Derechos, S.L. in which Prisa Televisión holds an interest.	9,875
Sociedad Española De Radiodifusion, S.L.	Loans for a total of €4,407,000, granted by sociedad Española De Radiodifusion, S.L. to the companies in which it holds holdings, w3comm Concesionaria, S.A. de Cv and Green Emerald Business Inc.	4,407

It should be noted that the financing transactions described above, accrued interests, in the 2011 financial year, amounted to €180,000.

At December 31, 2011, the company Iberbanda, S.A. was not within the scope of consolidation of the Prisa Group.

C. Interests of Experts and Counsel

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

In view of the legal proceedings of which we are aware, we believe that financial provisions for third-party liability recognized in accordance with current legislation were sufficient to cover the amount estimated as of December 31, 2011 as being necessary to meet third-party liability that may arise from existing and potential legal claims and proceedings to which we are party.

Proceedings Brought by Cableuropa, S.A.U.

On December 1, 2009, the Court of First Instance No. 3 of Colmenar Viejo ordered Sogecable (currently known as Prisa Televisión) to pay compensation of approximately €44 million plus interest to Cableuropa, S.A.U., or Ono, with respect to damages resulting from Prisa Televisión’s distribution of certain specialized television channels produced by Prisa Televisión’s subsidiary, Canal Satélite Digital, S.L. We have appealed this decision to the Provincial Court of Madrid, and Ono has entered into an agreement with Prisa Televisión to not enforce the judgment while the appeal is pending. Pursuant to this agreement (i) Ono has paid to Audiovisual Sport, S.L., or AVS, a subsidiary of Prisa Televisión, funds owed by Ono to AVS and (ii) Prisa Televisión has paid to Ono €47 million in cash. Prisa Televisión believes that there are well-founded grounds for reviewing the court’s decision and reversing the order to pay damages, although the Provincial Court of Madrid has not yet reached a final decision. In the event of a favorable ruling, Ono would be obliged to return any amounts paid by Prisa Televisión.

Ono has also sued Audiovisual Sport, S.L., or AVS, a subsidiary of Prisa Televisión, and Prisa Televisión for the reimbursement of approximately €19 million plus an amount to be determined for the 2006/07, 2007/08 and 2008/09 seasons, together with interest paid by Ono. These payments were made in connection with the pay-per-view soccer broadcasting agreements entered into among Ono, the cable operators forming part of Auna (subsequently merged into Ono) and AVS. On March 4, 2010, Madrid Commercial Court No. 7 rendered a decision upholding Ono’s claim in this matter and ordering AVS and Prisa Televisión to jointly and severally pay approximately €30 million, plus an amount to be determined for the 2007/2008 and 2008/2009 seasons (approximately €29 million, including interest). AVS and Prisa Televisión have reached an agreement with Ono to prevent preliminary judicial execution of the ruling and agreed to a payment schedule starting January 2011, which was later delayed to March 2011. The full amount already paid by Prisa Televisión amounts to approximately €59 million. Prisa Televisión has, nonetheless, appealed this decision. We believe that there are arguments for at least partial overturning this order on review, including that the disputed payments were approved by the courts in prior proceedings, but we cannot guarantee any particular outcome.

Proceedings with Collective Rights Management Associations

On March 23, 2006, the collective rights management associations Asociación de Gestión de Derechos Intelectuales, or AGEDI, and Artistas Intérpretes o Ejecutantes, Sociedad de Gestión de España, or AIE, filed suit against Prisa Televisión and Canal Satélite seeking compensation in connection with intellectual property rights used in connection with Prisa Televisión’s pay television business. On July 24, 2008, AGEDI and AIE, on the one hand, and Prisa Televisión, Canal Satélite and DTS (which had replaced Canal Satélite as party to these proceedings following the merger of Canal Satélite into DTS), on the other, reached an agreement whereby the parties agreed to settle all pending actions, including the proceedings described in our 2010 Annual Report on Form 20-F.

Likewise, on June 30, 2010, SGAE, on the one hand, and Prisa Televisión, Canal Satélite and DTS, on the other, reached an agreement whereby the parties undertook to mutually settle all pending actions existing between SGAE and the referred companies.

Additionally, on July 9, 2010, AISGE, on the one hand, and Canal Satélite Digital, DTS and Prisa Televisión, on the other, reached an agreement whereby AISGE agreed to the use of the libraries managed by AISGE by Canal Satélite Digital, DTS and Prisa Televisión. The parties also undertook to mutually settle the appeals related to AISGE that at that time were in place.

Regarding the complaint filed in May 2007 by Prisa Televisión, Canal Satélite and DTS against AISGE and AIE at the NCC for abuse of their dominant market position, arising from discriminatory practices in connection with agreements signed with other television operators. In July 2008, the NCC announced the commencement of disciplinary proceedings against AISGE and AIE for possible abuse of their dominant position in the market. On March 5, 2009, the NCC issued a statement of facts in connection with this proceeding. AISGE and AIE have proposed a settlement that was accepted by the NCC with regards to AISGE and rejected in respect to AIE . By a resolution dated February 23, 2011, the NCC determined the existence of an abuse of dominant position due to the unfair determination of fares by this collecting society among different television companies, which is forbidden by competition law. A fine of €532,686 was imposed on AIE for the infringement.

Finally, on June 30 , 2011, Prisa Televisión and DTS reached an agreement whereby AIE agreed to the use of the libraries managed by AIE by Prisa Televisión. The parties also undertook to mutually settle the actions that were in place between all of them.

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

The judgment was appealed by Mediapro, and AVS requested its provisional enforcement. The court agreed to enforce the judgment; however, Mediapro was declared insolvent by Commercial Court No. 7 of Barcelona immediately thereafter. Enforcement has, therefore, been suspended in accordance with Spanish insolvency law. AVS also filed suit in Commercial Court No. 7 of Barcelona claiming €97 million in damages not covered by the complaint discussed above. Mediapro made a proposal of a settlement with, creditors (propuesta anticipada de convenio) consisting of a delay of 35 months of its payment obligations. The proposal was favorably received by the administrators appointed in this proceeding, but was objected to by AVS, Prisa Televisión and DTS who questioned the viability of said agreement as supported by an expert report issued by KPMG.

On December 23rd 2011, the Mercantile Court num.7 of Barcelona ruled dismissing the opposition raised by AVS, and approved the proposal of settlement with creditors and ceasing therefore the effects of insolvency. AVS has presented an appeal against the ruling of the Mercantile Court Num.7 of Barcelona, and simultaneously against all the resolutions issued during the procedure, which according to the Insolvency Act, are appealable in the current procedural phase, and which have rejected the incidents issued by AVS and destined to the correct integration of the asset and liability masses in the Insolvency process. These appeals are currently pending a solution by the Provincial Court of Barcelona.

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

AVS and Prisa Televisión have appealed the NCC ruling, requesting that the voiding of clause 5 and its finding that the agreement on rights sharing is valid only through the end of the 2008/2009 season be overturned. Furthermore, AVS and Prisa Televisión have requested that the court in which the appeal will be heard declare the NCC ruling unenforceable, and enforcement of the resolution was stayed pending the judicial determination. The Court rejected AVS´s request regarding the enforceability of the NCC ruling. However, until the appellate court issues a decision on the main proceedings, there can be no final determination of the effects against AVS and Prisa Televisión.

The civil proceedings described above under “Proceedings between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights” and the NCC administrative proceedings are separate actions with different scopes, and will be separately resolved in different jurisdictions. The NCC Resolution does not affect the suspended €95 million judgment against Mediapro currently on appeal or the €97 million in additional damage claims brought by AVS discussed earlier, because these relate to the 2008/2009 season or earlier seasons.

Proceedings against DTS brought by Spanish Club Real Betis Balompié

On November 7, 2011 DTS was notified of a suit filed by the Bankruptcy Administration of Real Betis Football Club followed at the Commercial Court No. 1 of Seville (bankruptcy incident nº1037/2011). The dispute has its origin in the disagreement between DTS and the aforementioned Club on the nature of a prepayment of €10 million, paid to the Club DTS under contract dated October 11, 2007 regarding the grant of broadcasting rights for several seasons. The Club believes that said payment is a signing bonus and DTS an advance payment. DTS answered the complaint on November 22, 2011 and the hearing was held on January 20, 2012.On April, 2nd, the first instance ruling has rejected DTS position. This judgment has been appealed.

Proceedings Against F.C. Barcelona

On December 23, 2011, DTS and Prisa Televisión signed a settlement agreement with the F. C. Barcelona which ended the legal proceedings that at such date they had in place and which were described in our 2010 Annual Report on Form 20-F.

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

Action against Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions)

On November 24, 2011, The National Competition Commission issued a sanctioning resolution against Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions) for an alleged offence regarding competition, for a project of joint commercialization of advertising space in written press and in a Sunday supplement edited with another editor group. Both Prisa and the aforementioned editor group have filed an administrative contentious appeal against this resolution, although it still has not been resolved.

Proceeding of Warner Sogefilms, AIE

In 2006, Warner Sogefilms, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L., filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE’s purported unfair trade practices, which currently is unresolved. This appeal was conducted by the Competition Court against the distributors of the Majors. Regardless of the appropriate procedural subrogation, the AIE was liquidated in 2006.

Proceeding against the Argentina State

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

The decision was appealed against by the Argentine government and by the buying and selling parties, and in April 2007 the Argentine Federal Judicial Review Chamber confirmed the injunctive relief. The extraordinary appeal filed at the Supreme Court was dismissed by a decision dated March 15, 2011 so that the injunction remains in effect. The principal proceeding which should resolve the merits of the case is still in progress, although the operations of the radio stations involved have thus far not been affected

Dividend Information

The following table sets forth the annual dividends per Prisa ordinary share paid in respect of the past five fiscal years. The dividends paid with respect to 2007 were paid in the first quarter of the following year. The table set forth below presents the dividends paid by Prisa in respect of the last five calendar years in euros per share and in dollars per share (calculated using the Bloomberg 5 p.m. euro to dollar exchange rate on the date Prisa paid each dividend):

	Dividends Paid to Prisa Ordinary Shares
Fiscal Year (in respect of)	Euros per share	€/$ Exchange Rate on Date Paid	Dollars per share
2007	0.184	1.563	0.288

	Dividends Paid to Prisa Class B Shares
Fiscal Year (in respect of)	Euros per share	€/$ Exchange Rate(1)	Dollars per share
2010(1)	0.014583	1.4174	0.020670
2011(2)	0.175	_	_
_______________
(1)
Dividend declared by the general shareholders’ meeting held on June 24, 2011, on the basis of the minimum annual dividend provided for in our bylaws (€0.175 per non-voting Class B convertible share), adjusted on a pro rata basis to take into account the date of issuance of the shares (December 1, 2010). Dollars per share amount has been calculated for information purposes only using the Closing Rate on June 24, 2011.The date established for payment of the dividend is September 29, 2011.

(2)
The board of directors shall propose a resolution to be presented for approval to the general shareholders’ meeting to be held before June 30, 2012 on the basis of the minimum annual dividend provided for in our bylaws per non-voting Class B convertible share.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of our shares:

	Price of Prisa Class A Shares (1)
	High	Low
	(Euros per share)
Annual Data (Year Ended December 31)
2007	17.66	11.24
2008	13.10	2.11
2009	4.62	0.94
2010	4.26	1.39
2011	2.25	0.65
Quarterly Data
1Q 2010	4.32	2.46
2Q 2010	3.68	1.66
3Q 2010	2.52	1.51
4Q 2010	2.00	1.39
1Q 2011	2.16	1.43
2Q 2011	2.25	1.34
3Q 2011	1.64	0.76
4Q 2011	0.95	0.65

	Price of Prisa Class A Shares (1)
	High	Low
	(Euros per share)

1Q 2012	0.87	0.57
Monthly Data
September 2011	0.98	0.76
October 2011	0.90	0.75
November 2011	0.87	0.65
December 2011	0.95	0.82
January 2012	0.87	0.70
February 2012	0.85	0.68
March 2012	0.74	0.57

	Price of Prisa Class B Shares (2)		Price of Prisa ADS-A (3)		Price of Prisa ADS-B (4)		Price of Prisa Warrants (5)
	High	Low	High	Low	High	Low	High	Low
	(euros per share)		(dollars per ADS)		(dollars per ADS)		(euros per share)
Annual Data (Year Ended December 31)
2011	2.25	0.65	12.86	3.58	12.85	3.88	0.48	0.06
Quarterly Data
1Q 2011	2.09	1.83	11.83	7.33	11.97	9.30	0.48	0.22
2Q 2011	2.09	2.00	12.86	7.78	12.85	9.07	0.48	0.28
3Q 2011	2.00	1.25	9.43	3.86	10.13	4.12	0.36	0.09
4Q 2011	1.25	0.74	4.94	3.64	5.38	3.88	0.11	0.06
1Q 2012	1.00	0.80	4.47	3.21	5.40	4.16	0.09	0.03
Monthly Data
September 2011	1.54	1.25	5.82	3.86	6.50	4.12	0.14	0.09
October2011	1.25	0.85	4.80	4.10	5.21	4.33	0.11	0.06
November 2011	0.96	0.74	4.94	4.15	5.38	4.67	0.11	0.07
December 2011	0.96	0.96	4.94	4.15	5.38	4.67	0.10	0.07
January 2012	0.96	0.85	4.422	3.60	5.14	4.16	0.09	0.06
February 2012	1.00	0.96	4.47	3.70	5.40	4.76	0.09	0.03
March 2012	1.00	0.80	3.92	3.21	4.98	4.35	0.04	0.03
_____________
(1)	Prisa Class A shares are ordinary shares trading on the Spanish Market (Mercado Continuo).

(2)	Prisa Class B shares are non-voting convertible shares trading on the Spanish Market (Mercado Continuo).

(3)	Prisa ADS-A represent ordinary shares and trade on the NYSE.

(4)	Prisa ADS-Brepresent non-voting convertible sharesand tradeon the NYSE.

(5)	Warrants trading on the Spanish Market (Mercado Continuo).

Article 33 of the Spanish Securities Market Law permits the CNMV to suspend trading of a financial instrument on the Spanish official secondary markets on which it is listed when special circumstances exist that may distort the normal course of trading in the financial instrument or that may make that measure advisable for the protection of investors. The CNMV has exercised this power to suspend trading in Prisa ordinary shares on the following occasions over the course of the past three years:

·	December 18, 2009, due to the pending announcement of the acquisition by Telecinco of Cuatro and a 22% interest in DTS from Prisa;

·	February 23, 2010, due to reports in various news outlets concerning the proposed business combination between Prisa and Liberty.

In both cases, the CNMV lifted the trading suspension and allowed trading of Prisa shares to resume within 24 hours of the initial suspension.

See “Additional Information—Memorandum and Articles of Association—Description of Share Capital.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Corporate Purpose:

Article 2 of our bylaws provides that:

1. The Company’s corporate purpose includes:

a)	Managing and operating all types of owned or third-party news and social communications media, regardless of format, including the publication of printed newspapers, among others.

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

Description of Our Share Capital

As indicated in Item 4, we signed an agreement (“Business Combination Agreement” or “BCA”) on March 5, 2010, with the US company Liberty Acquisition Holdings Corp. (which had the legal form of a “special purpose acquisition company”), consolidated into a new text called the “Amended and Restated Business Combination Agreement”, in August 2010.

Under this agreement, Prisa  carried out the following capital increases, which wereapproved by the extraordinary shareholders’ meeting of Prisa of November 27, 2010:

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

Ordinary shares and convertible shares quote in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Automated Quotation System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) on the New York Stock Exchange.

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

As of December 31, 2011, the par value of the share capital issued by Prisa was €84,786,115.80, represented by 459,650,730 Class A common shares, having a par value of €0.10 each, and 388,210,428 Class B convertible non-voting shares, having a par value of €0.10 each.

As of the date of this annual report, the nominal value of our issued share capital amounts to € 92,286,489, represented by 538,730,102 Class A common shares, having a nominal value of €0.10 each, and 384,134,788 Class B convertible non-voting shares, having a nominal value of €0.1 0 each. The capital is totally subscribed and paid up.

After the most recent capital increase, carried out in April 2012 as a consequence of the execution of 5,538 Warrants and that is pending registration in the Mercantile Register of Madrid, the share capital shall amount to € 92,287,042.80 represented by 538,735,640 Class A common shares, having a nominal value of€0.10 each, and 384,134,788 Class B convertible non-voting shares, having a nominal value of €0.1 0 each.

Description of Prisa Class A Ordinary Shares

Voting Rights

Under our bylaws, holders of the Prisa Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by shareholders.

Dividends

Under the Spanish Companies Act, shareholders at our general shareholders’ meeting approve the annual financial statements of the Company and the allocation of profits or losses in accordance with these accounts. Once all payments and allocations for reserves or other accounts required by the bylaws and applicable law have been made, general dividends may be paid from the profits of the Company for the fiscal year in respect of which the dividend is made or against appropriate reserves, but only to the extent of the excess of the book value of the Company’s net assets over the total share capital. Before any dividends may be paid out of the Company’s profits, profits must be allocated to offset any accumulated losses from prior fiscal years to the extent such losses had the effect of reducing the book value of net assets below the total share capital.

Redemption

Under the Spanish Companies Act, holders of Prisa Class A ordinary shares that vote against a proposed bylaw amendment that replaces the Company’s corporate purpose have the right to require us to redeem their shares in connection with such amendment for a price prescribed by law based on then-prevailing market prices.

Under the Spanish Companies Act, any shareholder that votes against a cross-border merger in which the surviving company would be domiciled in any jurisdiction other than Spain, or votes against any proposal to change the domicile of Prisa to any jurisdiction other than Spain, has the right to require us to redeem their shares in connection with such merger or change in domicile for a price prescribed by law based on then-prevailing market prices.

Liquidation Rights

According to the Spanish Companies Act, upon any dissolution of Prisa, after payment of all debts and liabilities, the remaining assets must be used to the extent possible to reimburse the stated value of the Prisa Class B convertible non-voting shares prior to any distribution to the holders of the Prisa Class A ordinary shares, to the extent provided for under Article 101 of the Spanish Companies Act. In the event that the balance sheet prior to the liquidation contained distributable profits or share premium reserve created as a result of the issuance of the Prisa Class B convertible non-voting shares, Prisa Class B convertible non-voting shares would have the right to receive the minimum dividend corresponding to the preceding year and the then-current year before any distribution is made to the rest of the shareholders.

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

Registration and Transfers

Under our bylaws, all ordinary shares are represented in book-entry form of ownership and their registration in the corresponding accounting ledger, which shall also reflect the terms included in the documents under which the shares were issued and whether or not the shares have been fully paid up.

Book-entry registration in our accounting ledger of a holder’s ownership of shares constitutes legitimate title to the shares so registered, enables the holder to require us to recognize the holder as a shareholder, and evidences the holder’s entitlement to exercise its rights as a shareholder, including the transfer of shares. Our bylaws provide that we are entitled to rely on the accounting ledger for purposes of determining the identity of shareholders entitled to exercise the rights of share ownership.

If a person or entity is listed as a holder of shares on the share ledger by virtue of a nominee shareholder appointment or similar document, we may require the registered shareholder to disclose the identity of the beneficial owner of the shares, as well as any transfer of beneficial ownership of, or encumbrance over, the shares.

Description of Prisa Class B Convertible Non-Voting Shares

Article 8 of our bylaws provides that non-voting shares shall be governed by the provisions of the bylaws, the Spanish Companies Act and by the resolution adopted at the shareholders’ meeting in which the issue of non-voting shares is approved.

Resolution of the Extraordinary Shareholders’ Meeting

As approved at the extraordinary shareholders’ meeting held on November 27, 2010, the Class B convertible non-voting shares have the following characteristics:

(a)	Right to minimum dividend:

The holders of the Class B convertible non-voting shares will be entitled to receive, from the date of their issue until their transformation into Class A common shares, a minimum annual cash dividend of 0.175 euros per share, provided that there are distributable profits, in accordance with the terms and limitations set forth in article 273 of the Spanish Companies Act, or provided that there is a positive balance of the issue premium reserve, which reserve was created upon issue of the Class B convertible non-voting shares, in accordance with the provisions of the issue resolution, provided that there are no legal restrictions on such payment.

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

The minimum dividend corresponding to the Class B convertible non-voting shares must be paid as soon as possible, after holding the ordinary general shareholders’ meeting for each fiscal year, and in any event before 30 September of each year. The minimum dividends will be paid in respect of the completed fiscal year to which the annual accounts approved at the ordinary general meeting resolving payment of the minimum dividend relate, except for the first fiscal year, for which the minimum annual dividend will be multiplied by a fraction the numerator of which will be the number of days elapsed from the date of issue until 31 December 2010, and the denominator of which is 365.

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

For these purposes, the general shareholders’ meeting resolves from this time to distribute the issue premium reserve for Class B convertible non-voting shares, to cover payment of the dividends corresponding to the shareholders choosing to convert their Class B convertible non-voting shares into Class A common shares on the aforesaid terms, in the event that it is not possible to pay them by way of declaration of an interim dividend. And without prejudice to the fact that, if at the end of the Company’s fiscal year we have distributable profits, the meeting may resolve to use those profits to replace the amount delivered against the issue premium reserve by establishing a voluntary reserve dedicated to the same purposes as the issue premium reserve for the Class B convertible non-voting shares.

Once the minimum dividend has been decided, the holders of Class B convertible non-voting shares will be entitled to the same dividend, if any, as corresponds to Class A common shares.

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

Class B convertible non-voting shares will enjoy a right of pre-emptive subscription for capital increases against cash contributions and issues of debentures convertible into shares of the Company, on the same terms as the Class A common shares, in proportion to the par values thereof. Nevertheless, that right may be excluded in accordance with the provisions of article 308 of the Spanish Companies Act and the pertinent corporate resolutions.

Subsequent issues of non-voting shares will require approval, by separate vote or special meeting, of the Class B convertible non-voting shares.

Class B convertible nonvoting shares will give their holders the same rights as contemplated by law, and the rights of Class A common shares except as provided in the foregoing sections and by law, including the rights of information and attendance at the Company’s general shareholders’ meeting

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

Nevertheless, if the average of the weighted average prices on the Spanish Continuous Market for the Class A common share of the Company over the 20 trading sessions immediately prior to the Mandatory Conversion Date is less than 2.00 euros, the conversion ratio will be changed as follows: The number of Class A common shares to be issued upon conversion of each Class B convertible non-voting share will be equal to a fraction (stated as a decimal) the numerator of which is 2.00 euros and the denominator of which is the average of the weighted average prices of the Company’s Class A common share over the 20 trading sessions immediately prior to the Mandatory Conversion Date, with a maximum of 1.33 Class A common shares, for which purpose, if necessary, capital will be increased against reserves after satisfying the appropriate legal requirements. If the conversion ratio is not 1 to 1, the Company may organize a system to adjust for fractions.

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

During the first five business days of each month (with a business day for purposes of this resolution meaning working days, excluding Saturdays, Sundays and holidays in the municipality of Madrid), the Company will adopt the necessary resolutions and take the necessary actions to convert the Class B convertible non-voting shares into Class A common shares. The application for conversion must be effectively received by the Company before 5:30 p.m. on the last business day of the prior month, in the Spanish peninsular time zone. To this end the board of directors is expressly authorized to proceed to take all necessary actions, including registration no later than the last day of each month in the Commercial Register and with Sociedad de Gestión de los Sistemas de Gestión, Registro y Compensación de Valores, S.A.U. (Iberclear) of the new Class A common shares, and to deliver the new Class A common shares through the securities account specified by the holder of the Class B convertible non-voting shares or, if applicable, through the depositary, if they are incorporated in ADSs. Also, the Company will exert its best efforts so that the recently created Class A common shares are admitted to trading on the Barcelona, Madrid, Bilbao and Valencia exchanges and included within the Spanish Automated Quotation System (SIBE) and the New York Stock Exchange (NYSE) before the end of the month of registration in the Commercial Register.

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

For purposes of compliance with the provisions of article 303 of the Spanish Companies Act, the Company’s general shareholders’ meeting will ratify the foregoing resolution to the extent necessary, and will approve the audited balance sheet referred to in that article.

(d)	Rights of Class B shares upon liquidation

For purposes of liquidation, the paid up value of the Class B shares will be deemed to be the issue price thereof.

Class B convertible non-voting shares generally will have the same liquidation share as the other shares.

Notwithstanding the foregoing, the holders of Class B convertible non-voting shares will, on the terms set forth in article 101 of the Spanish Companies Act, be entitled to receive repayment of the paid-up value, before any amount is distributed to the other shares, if the liquidation share of all shares is less than the paid-up value of the Class B convertible non-voting shares.

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

Reduction of Capital

Under the Spanish Companies Act, so long as the part of share capital corresponding to the Prisa Class B convertible non-voting shares does not exceed half of the aggregate nominal value of the capital in respect of all shares of the Company, a reduction in our capital as a result of losses would not affect the Prisa Class B convertible non-voting shares. If, as a consequence of the reduction in capital, the nominal value of the Prisa Class B convertible non-voting shares would exceed half of our capital, Prisa would be required to restore the portion of total share capital represented by our Class B convertible non-voting shares to 50% or less within two years, otherwise Prisa would be required to liquidate.

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

Shareholders’ Meetings

Under our bylaws and the Spanish Companies Act, general shareholders’ meetings are either ordinary or extraordinary meetings.

We must hold an ordinary general shareholders’ meeting annually within the first six months after the end of each fiscal year, on a date to be set by our board of directors. An extraordinary general shareholders’ meeting may be held when deemed warranted by the board of directors of Prisa or at the written request of shareholders holding at least 5% of our share capital, which request must state the matters to be considered at the meeting. In the case of a meeting called at the request of shareholders, we must hold the meeting within two months after the requesting shareholder(s) has submitted a notarized request for the meeting to our board of directors.

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

A higher standard for quorum applies at any general shareholders’ meeting where the following issues are to be considered: the issuance of debt securities (obligaciones), the elimination of preemptive rights, transfer of domestic domicile to any jurisdiction outside of Spain, any increase or reduction of our share capital, or any transformation, merger, spin-off or dissolution or any amendment to our bylaws. At the initial call of such a meeting, quorum requires the presence (in person or by proxy) of shareholders representing 50% of our share capital entitled to vote at the meeting, and the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by the shareholders, unless the matter being considered requires a 75% vote, as discussed below. At the second call, quorum is satisfied by the presence of shareholders representing 25% of our share capital entitled to vote at the meeting; however, if less than 50% of the share capital entitled to vote is represented in person or by proxy, the affirmative vote of two-thirds of the shares entitled to vote and present or represented at the meeting is required to pass a resolution of the shareholders, unless the matter being considered requires a 75% vote, as discussed below. The interval between the first and the second call for a shareholders’ meeting must be at least 24 hours.

A resolution passed in a shareholders’ meeting is binding on all shareholders. However, in the case of resolutions contrary to Spanish law or the Company’s bylaws, the right to contest is extended to all shareholders, directors and interested third parties. In the case of resolutions prejudicial to the interests of the Company or contrary to the Company’s bylaws, such right is extended to shareholders who attended the shareholders’ meeting and recorded their opposition in the minutes of the meeting, to shareholders who were absent and to those unlawfully prevented from casting their vote as well as to members of the board of directors. In certain circumstances (such as a modification of corporate purpose or change of the corporate form), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from the Company. If this right were exercised, the Company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the ordinary shares for the quarter preceding the date of exercise of this right.

Supermajority voting rights

Our bylaws require the affirmative vote of at least 75% of the total voting power of our issued shares, present or represented at a shareholders’ meeting, to approve any proposal submitted to shareholders with the respect to any of the following actions:

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

Reporting Requirements

Because the Company’s shares are listed on the Spanish Stock Exchanges, agreements with respect to the acquisition or disposition of the Company’s shares with voting rights must be reported within four trading days from the date on which the person obliged to report is or should have been aware of such acquisition or disposal, to the CNMV (and where the person or group effecting the transaction is a non-Spanish resident, to the Spanish Registry of Foreign Investments), where:

·
in the case of an acquisition, the acquisition results in that person or group holding 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% and 90% or more of the Company’s voting rights; or

·	in the case of a disposal, the disposal takes any existing holding of that person or group below the same thresholds of the Company’s voting rights outlined above.

Under Spanish regulations, a person is presumed to have been aware of the transaction within two trading days from the date of the transaction.

Should the number of the voting rights vary, shareholders with voting rights up to, above or below the 3% and successive thresholds indicated above must report their voting rights after such variation.

Similar disclosure obligations apply in the event of:

·
an acquisition or disposal of any financial instruments entitling the holder the right to acquire the Company’s shares with voting rights (such as options, futures, swaps, etc.) in which case the transaction should be reported to the CNMV and to the issuer of the underlying shares;

·	voting, transfer or usufruct agreements related to the shares, among parties holding 3% or more in the aggregate of the voting rights;
·	custodians or representatives holding shares in their capacity, provided they exercise discretion with respect to the voting rights attached to such shares;
·	the first admission to trading of shares in a secondary market; or
·	share capital increases resulting in an increase in the percentage of voting rights.

Should the individual or legal entity effecting the transaction be resident in a tax haven (as defined by applicable Spanish regulations), the threshold that triggers the obligation to disclose the acquisition or disposition of our shares is reduced to 1% (and successive multiples thereof).

We will also be required to report any acquisition of treasury stock exceeding 1% of the Company’s voting rights to the CNMV within four trading days from the acquisition.

Any member of the board of directors must report to both the Company and the CNMV within five trading days the percentage, number of shares, number of voting rights and stock options held by them at the time of becoming or ceasing to be a member of the board of directors.

Furthermore, any member of the board of directors must similarly report any acquisition or disposal of the Company’s shares with voting rights, regardless of the size or amount, as well as any acquisition, transfer or exercise of option rights over our shares and any other interest or right that enables the director to acquire or subscribe for the Company’s shares, within five trading days. In addition, directors and senior managers of the Company (defined as those persons having regular access to relevant information (información privilegiada) related, directly or indirectly, to the Company and having the power to adopt management resolutions that affect the Company’s future performance and the prospects) must also report any stock-based compensation that they may receive pursuant to any of the compensation plans.

In addition, pursuant to Royal Decree 1333/2005 of November11 (implementing European Directive 2004/72/EC), any member of our board of directors and any of the Company’s senior managers, or any parties related to any of them, as defined therein, must report to the CNMV any transactions carried out with respect to our shares or derivatives or other financial instruments relating to our shares within five trading days of such transaction. The notification of the transaction must include particulars such as, among others, the type of transaction, the date of the transaction and the market in which the transaction was carried out, the number of shares traded and the price paid.

Under Spanish law, parties must disclose certain types of shareholders’ agreements concerning the exercise of voting rights at a general shareholders’ meeting or containing restrictions or conditions on the free transferability of shares or bonds that are convertible or exchangeable into shares. If our shareholders enter into such agreements with respect to our shares, they must disclose the execution, amendment or extension of such agreements to us and the CNMV and file such agreements with the appropriate commercial registry. Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation under Spanish law.

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

C.	Material Contracts

For a description of our principal loan agreements, see “—Bank Borrowings.”

D.	Exchange Controls

Under current Spanish regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, other than with respect to applicable taxes. In some circumstances, however, investors must inform the proper Spanish authorities of such capital movements.

Law 19/2003 (July 4, 2003) updated Spanish international exchange controls by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents. This law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures that are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a framework for the regulation of foreign investments in Spain which, on a general basis, no longer requires the prior consent or authorization of authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining and telecommunications, among others, discussed below). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), require notice before and after execution of the investment, except that no prior notice is required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 50%. In specified circumstances, the Council of Ministers may agree to suspend all or part of Royal Decree 664/1999 when proposed by the Ministry of Economy, or, in some cases, by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These requirements include a determination that the investment, due to its nature, form or condition, affects, or may potentially affect, activities relating to the exercise of public powers, national security or public health.

Law 19/2003 also revised the Spanish regulation against money laundering. The law creates an obligation to declare the origin and destination of capital movements, including payments made by cash or bearer check, to the Spanish monetary authorities in the following situations:

●	International transfers of capital to or from Spain in excess of €6,010; and

●	Transfers of capital within Spain in excess of €80,500.

E.	Taxation

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

Taxation of dividends on Prisa Shares

Dividends paid on Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to a Qualifying Shareholder will generally be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 21%.

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

Taxation of capital gains

Subject to the discussion of the Treaty, below, income recognized upon the sale or other disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be treated as capital gains and will generally be Spanish-sourced income subject to Spanish tax at a rate of 21%. Capital gains and losses are calculated separately for each transaction and losses cannot be offset against capital gains.

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

Increase of tax rate from 19% to up to 27%

Individual shareholders who cease to be U.S. tax residents and become Spanish residents for Spanish tax purposes will be subject to Spanish tax at progressive tax rates of up to 27% on any dividends (after taking into account the €1,500 exempted amount) and capital gains that exceed, in the aggregate, €24,000 in any taxable year. The specific tax rates are contained in the table below:

Dividends and capital gains (Euro)	Tax rate (%)
From 0 to 6,000	21%
From 6,001 to 24,000	25%
24,001 Onwards	27%

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

We have appointed Citibank, N.A. to act as Depositary for the Prisa ADSs. Citibank will, as provided in the Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADSs. Any record holder of Prisa ADSs may read such reports and communications or summaries thereof at Citibank’s office located at 388 Greenwich Street, New York, New York 10013.

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

Interest Rate Risk

We are exposed to interest rate risk from our interest-bearing debt obligations, which are undertaken in variable interest rates. The interest rate on these instruments is mostly based on a rate of one-month Euribor plus the applicable margins. We manage certain specific exposures to both long and short term liabilities using interest rate derivatives to limit the impact of interest rate increases. These contracts mature between the second half of 2012 and 2013.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate derivatives the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Their corresponding fair value as of December 31, 2011 is also indicated. The information is presented in euros, which is our reporting currency. Information on the following contract terms is provided:

·	For options: contract amounts and rate caps and floors.

·	For swaps: notional amounts and characteristics of payments made and received.

·	For debt obligations: principle amounts and characteristics of the interest payments.

As of December 31, 2011		2012	2013	2014 and Thereafter	Total	Fair Value 12/31/11
Interest rate options		(thousands of euros)
Collar in Euros (1)		50,000	—	—	50,000	(1,183)
Buy Cap – ref. Euribor	Weighted Average rate Cap	4.99%
Sell Floor – ref. Euribor	Weighted Average rate Floor	3.25%
Swap in EUROS (2)		134,000	134,000	—	134,000	(1,317)
Total					184,000	(2,500)
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

(2)	Pursuant to the Swap contract, we currently pay a fixed rate of 1.745% on the notional amount of the swap. In exchange, Prisa receives each month the current 1-month Euribor floating rate.

As of March 31, 2012		2012	2013	2014 and Thereafter	Total	Fair Value 03/31/12
Interest rate options		(thousands of euros)
Collar in Euros (1)		50,000	—	—	50,000	(982)
Buy Cap – ref. Euribor	Weighted Average rate Cap	4.99%
Sell Floor – ref. Euribor	Weighted Average rate Floor	3.25%
Swap in EUROS (2)		134,000	134,000	—	134,000	(1,990)
Swap in EUROS (3)		100,000	100,000	100,000	100,000	(106)
Total					284,000	(3,078)

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

(2)	Pursuant to the Swap contract, we currently pay a fixed rate of 1.745% on the notional amount of the swap. In exchange, Prisa receives each month the current 1-month Euribor floating rate.

(3)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.759% on the notional amount of the swap. In exchange, Prisa receives each month the current 1-month Euribor floating rate.

The following table presents a sensitivity analysis showing changes in the fair value of our derivatives, as of December 31, 2011, to changes in the euro interest rate curve that we consider reasonable:

Sensitivity (before tax)	12/31/11
(thousands of euros)
+0.5% (increase in interest rate curve)	936
- 0.5% (decrease in interest rate curve)	(936)

The sensitivity analysis reveals that the negative fair value of the interest rate derivatives decreases in response to an increase in the interest rate curve, partially reducing the projected higher cost of borrowings. For floating-rate financial debt, a 0.5% increase in interest rates would increase borrowing costs by €15.8 million in 2012.

	Liabilities Maturing During Fiscal Year
	2012	2013	2014	2015 and Thereafter	Total	As of December 31, 2011
	(thousands of euros except for percents)
Liabilities long term
Prisa Syndicated Loan and Credit Facility (EUR)	-	-	1,282,544	-
Syndicated Loan Arrangement Costs	-	-	(2,190)	-	1,280,354	1,266,360
Interest Rate - Euribor 1m + spread	Eur 1m + 2.15%	Eur 1m + 2.25%	Eur 1m + 2.35%
Bridge Loan Agreement (EUR)	-	-	-	1,540,882
Bridge Loan Agreement Costs	-	-	-	(47,995)	1,492,887	1,461,494
Interest Rate - Euribor 1m + spread	Eur 1m + 2.65%	Eur 1m + 2.75%	Eur 1m + 2.85%	Eur 1m + 2.85%
Prisa Subordinated Loan (EUR)	-	-	-	134,000	134,000	131,182
Interest Rate - Euribor 1m + spread	Eur 1m + 4.15%	Eur 1m + 4.25%	Eur 1m + 4.35%	Eur 1m + 4.35%
Bilateral Loans (EUR)	-	-	-	141,962	141,962	138,977
Average Interest Rate - ref.Euribor	-	-	-	(1)
Bilateral Loans (USD)	-	14,085	-	-	14,085	14,006
Average Interest Rate - ref.Euribor	-	(1)	-	-
Loans (EUR)	-	27,540	22,537	31,593	81,670	80,614
Average Interest Rate - ref.Euribor	-	(1)	(1)	(1)
Loans (COP)	-	36	-	-	36	36
Interest Rate
Leasing and other debt.	-	15,790	15,074	633	31,497	31,234

Liabilities short term
Prisa Syndicated Loan and Credit Facility (EUR)	100,000	-	-	-	100,000	98,675
Interest Rate - Euribor 1m + spread	Eur 1m + 2.15%
Bridge Loan Arrangement Costs	(1,298)	-	-	-	(1,298)
Bilateral Loans (EUR)	56,098	-	-	-	56,098	56,034
Average Interest Rate - ref.Euribor	(1)	-
Bilateral Loans (USD)	10,726	-	-	-	10,726	10,714
Average Interest Rate - ref.Euribor		-
Bilateral Loans (CLP)	3,517	-	-	-	3,517	3,510
Average Interest Rate - ref.Euribor		-
Bilateral Loans (MXN)	1,722	-	-	-	1,722	1,722
Average Interest Rate - ref.Euribor		-
Loans (EUR)	24,533	-	-	-	24,533	24,097
Loan Arrangement Costs	(420)	-	-	-	(420)
Average Interest Rate - ref.Euribor	(1)	-
Loans (BRL)	2,884	-	-	-	2,884	2,883
Interest Rate		-
Loans (COP)	1,715	-	-	-	1,715	1,714
Interest Rate		-
Leasing and other debt.	24,148	-	-	-	24,148	24,116
Interest Rate
Total	223,625	57,451	1,317,965	1,801,075	3,400,116	3,347,368
________________
(1)	“Eur 1m” refers to the one-month Euribor rate. The rates provided in this table are the reference rates at which Prisa pays interest under each of its respective lending arrangements.

Foreign Currency Risk

We are exposed to foreign exchange rate risk from assets and liabilities denominated in the currencies of the different countries in which we develop our activities, mainly the Chilean peso and Brazilian real. We manage our currency exposures with foreign exchange contracts that have maturities of up to 12 months as a maximum. The counterparties to these contracts are highly-rated financial institutions.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign currency exchange rates. For material foreign exchange derivatives the table presents notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These contracts mature in 2012. Their corresponding fair value as of December 31, 2011 is also indicated.

		Notional Value of Contracts
		Maturing During Fiscal Year			Fair Value
As of December 31,2011		2012	Thereafter	Total	12/31/11
		(thousands of dollars)			(thousands of euros)
Forward
sell BRL / buy USD	Brazilian real / USD
	Contract amount (USD)	4,200	–	4,200	385
sell BRL / buy USD	Brazilian real / USD
	Contract amount (USD)	4,000	–	4,000	367
sell BRL / buy USD	Brazilian real / USD
	Contract amount (USD)	3,000	–	3,000	275
sell CLP / buy USD	Chilean peso / USD
	Contract amount (USD)	400	–	400	–
sell CLP / buy USD	Chilean peso / USD
	Contract amount (USD)	400	–	400	–
Total				12,000	1,027

As of March 31, 2012, the notional value of exchange rate contracts amounted to $21 million, with a fair value of €1 million.

The following table sets forth the sensitivity (changes in fair value as of December 31, 2011) of the fair value of our foreign currency hedges to changes in the euro/dollar exchange rate, in thousands of euros:

Sensitivity (before tax)	12/31/11
(thousands of euros)
+ 10% (increase in exchange rates)	2,634
- 10% (decrease in exchange rates)	(918)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Country Risk

We are exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cashflows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate, especially in Latin America, to highlight the repatriation of funds from Venezuela and Argentina, which establish a very complex administrative procedure.

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

Service	Rate	By Whom Paid

Issuance of ADSs upon deposit of shares	Up toU.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs. (1)
Delivery of deposited securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of deposited securities or person to whom deposited securities are delivered.
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.(2)
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.
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

·	taxes (including applicable interest and penalties) and other governmental charges;

·
such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

·
such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the relevant deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

·	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

·
such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

·	the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

The Depositary has agreed to reimburse or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as certain legal and other fees in connection with our SEC filings, investor relations expenses and expenses attributable to any secondary offering of ADSs). The amounts the Depositary reimbursed or paid are not necessarily related to the fees collected by the depositary from ADS holders. The Depositary reimbursed and paid on our behalf an amount of $432 thousand in 2011.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Prisa maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Prisa´s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

The management of Prisa is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule13a-15(f) under the Securities Exchange Act. Prisa’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the preparation of financial statements for external purposes under generally accepted accounting principles. Prisa´s internal control over financial reporting includes those policies and procedures that:

·	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Prisa;

·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Prisa are being made only in accordance with authorizations of Prisa´s management and directors; and

·	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment and those criteria, our management concluded that, as of December31, 2011, our internal control over financial reporting was effective.

Report of the Independent Registered Public Accounting Firm

Prisa’s independent registered public accounting firm, Deloitte, S.L., has issued a report on the effectiveness of the company’s internal control over financial reporting.The report is included on page F-2.

Changes in Internal Control Over Financial Reporting

In preparation for our compliance with the SEC’s requirement that management evaluate and report on internal controls over financial reporting, with which we, as a foreign private issuer, first needed to comply for the year ended on December 31, 2011, we have been making, throughout the year, various changes to our system of internal control over financial reporting. These changes relate mainly to formalizing the evidence of the controls performed, updating policies and procedures, and defining levels of authorization for different types of transactions. The results of such changes and management’s conclusions with respect thereto are presented in the section “Management’s Annual Report on Internal Control over Financial Reporting” above.

Item 16A.	Audit Committee Financial Expert

Our board of directors does not have an “audit committee financial expert,” within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors considers that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding IFRS and financial statements; (ii) assessing the general application of IFRS principles in connection with our accounting for estimates, accruals and reserves; (iii) analyzing and evaluating our financial statements; (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, under applicable Spanish law and regulations, the board of directors is not required to identify one or more members of its audit committee as having developed these attributes through the experience specified in the SEC’s definition of “audit committee financial expert.” The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated “audit committee financial expert.”

Item 16B.	Code of Ethics

The board of directors in its meeting held on December 16, 2011, and on proposal of the corporate governance committee, approved a Code of Conduct generally applicable to all employees of the Prisa Group (the "Code of Conduct").

Likewise we have an internal code of conduct in matters relating to the stock market (our “Stock Market Code of Conduct”), according to the Spanish “Securities Market Act” (Ley del Mercado de Valores), adopted by the board of directors in June 2000, which applies to our directors, executive officers and those employees whose tasks might be related to the scope of application of the Stock Market Code of Conduct. We revised our Stock Market code of conduct in July 2003 and June 2006. Our Stock Market code of conduct governs conduct relating to matters such as the treatment of material non-public information, securities trading, conflicts of interest, confidentiality, and trading by Prisa in its own shares. The Code of Conduct and Stock Market Code of Conduct together address the topics included under the "code of ethics" as defined in Form 20-F and are available on our website at www.prisa.com.

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

The fees for services relating to our 2011 and 2010 consolidated financial statements provided by Deloitte, S.L. and by other entities related to the auditor are as follows:

	Year ended December 31
	2011	2010
	(thousands of euros)
Audit fees	2,441	3,750
Audit related fees	281	444
Tax fees	405	264
Other fees	447	1,691
Total fees	3,574	6,149

Audit fees are the aggregate fees for financial audit services relating to the financial statements of the various companies composing the Prisa Group; in 2010 this amount include €1,580 thousand for the 2007, 2008, and 2009 audits of the consolidated group in accordance with PCAOB audit procedures, that were performed in 2010. In addition, audit fees in 2011 also include €279 thousand audit of the Group in accordance with PCAOB (€350 thousand in 2010).

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

Audit Committee’s pre-approval policy

The pre-approval policy, as stated in our Board of Directors Regulations, sets forth the procedures by which the audit committee of the board of directors fulfils its responsibilities with respect to the engagement of our independent auditor to perform audit and non-audit services for us. The engagement of any service rendered by the independent auditor, or its affiliates, must always have the prior approval of the audit committee.

There are two different approaches to pre-approve services:

·	General pre-approval: services pre-approved by the audit committee without consideration of specific case-by-case services.

·	Specific pre-approval: services pre-approved by the audit committee on a specific case-by-case basis.

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

The number of shares of treasury stock at December 31, 2011 amounted to 2,879,503. These treasury shares are directly owned by Prisa.

	Year ended December 31, 2011
Period of Fiscal Year	Total Number of Shares Purchased		Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)

January 1 to January 31
February 1 to February 28
March 1 to March 31
April 1 to April 30
May 1 to May 31
June 1 to June 30
July 1 to July 31
August 1 to August 31	1,828,312	*	1.09
September 1 to September 30	100,000		0.94
October 1 to October 31
November 1 to November 30
December 1 to December 31
Total	1,928,312		1.08

*319,000 shares were purchased at the price of €1.19; 450,000shares were purchased at the price of € 1.09; 600,000 shares were purchased at the price of €1.04; 300,000 shares were purchased at the price of  €1.03; 35,000 shares were purchased at the price of  €1.06; 100.000 shares were purchased at the price of €1.07 and 24,312 shares were purchased at the price of €1.05.

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

Item 16G.	Item 16G.Corporate Governance

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

Our board of directorsassesses the independence of our board members in accordance with criteria set forth in the Unified Code of Good Governance, a code assumed by the Spanish securities market regulator in 2006 on the basis of the “comply or explain” principle, but binding for the issuers as far as the directors definitions are concerned. In order to be classified as independent in accordance with this code, a director, among other things, (i) shall not be a former employee or executive director of Prisa or any of our subsidiaries, unless three or five years have elapsed, respectively, from the end of the relationship (ii) shall not receive any payment or other form of compensation from us or our group in addition to their directors’ fees, unless the amount involved is not significant, (iii) shall not be a partner, now or in the past three years, of our external auditor, (iv) shall not be an executive director or senior officer of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, or have had such dealings in the preceding year (vi) shall not be a spouse, domestic partner in a similar relationship, nor close relative of any of our executive directors or senior officers, (vii) shall not be significant shareholders or executive directors of an entity that receives donations from the Company, (viii) shall not be any person not proposed for appointment or renewal by the nominations and compensation committee, and (ix) shall not stand have any of the relationships described in (i), (v) or (vi) above in relation with a significant shareholder or a shareholder with board representation. This individual independence assessment is explained to the shareholders at the general shareholders’ meeting appointing such director, and is reviewed annually by our board of directors. We also make publicly available an annual report on corporate governance and publish corporate governance information on our website.

Under the NYSE corporate governance rules applicable to domestic issuers, non-management directors must meet on a regular basis outside of the presence of management. Under Spanish law, this practice is neither required nor expressly recommended and as such, the non-executive members of our board of directors do not meet as a group outside of the presence of the directors who also serve in a management capacity. Meetings of our audit committee, corporate governance committee, and nomination and compensation committee are regularly held outside of the presence of management.

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

Independence of the directors on the corporate governance committee and on the nomination and compensation committee

The functions, composition and competencies of our corporate governance committee and nomination and compensation committee are regulated by the Board of Directors’ Regulations, mainly in its sections 23, 25 and 26, and are substantially similar to those required by the NYSE. Under the NYSE corporate governance rules applicable to domestic issuers, all members of listed companies compensation committee and nominating/corporate governance committee must be independent, determined in accordance with the NYSE Listed Company Manual.  In accordance with the Spanish Unified Code of Good Governance, all members of both committees are external directors (the corporate governance committee is composed by two independent directors, one proprietary director and other external director and the nomination and compensation committee is composed by two proprietary directors and two independent directors) and the chairmen of both committees are independent directors.  Our board has not affirmatively determined that such members meet the independence criteria set forth in the NYSE Listed Company Manual.

Code of Business Conduct

The NYSE corporate governance rules applicable to domestic issuers require companies to adopt a code of business conduct for directors, officers and employees, and promptly disclose any waivers of the code. We have adopted an internal code of conduct in matters relating to the stock market that applies to our directors and executive officers and also a Code of Conduct generally applicable to all employees of the Prisa Group . See “—Code of Ethics.” In addition, our Board of Directors Regulations set out in detail our directors’ principal obligations relating to conflicts of interest concerning director qualification standards and responsibilities, business opportunities, safeguarding of corporate assets, confidentiality and non-competition. In accordance with Spanish law, we produce and make publicly available an annual report on corporate governance and publish corporate governance information on our website.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have provided our financial statements under Item 18.

Item 18.	Item 18. FINANCIAL STATEMENTS

Please see the financial statements beginning on page F-1.

Item 19.	Item 19. EXHIBITS

Exhibit Number	Description
1.1	Bylaws (Estatutos) of Promotora de Informaciones, S.A.
8.1	List of Subsidiaries (see Appendix I to the Consolidated Financial Statements).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
13.1	Section 906 Certification by the chief executive officer and the chief financial officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROMOTORA DE INFORMACIONES, S.A.

By:	/s/ Juan LuisCebrián Echarri
Name:Juan LuisCebrián Echarri
Title: Chief Executive Officer
Date: April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.:
Madrid, Spain

We have audited the internal control over financial reporting of Promotora de Informaciones, S.A. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated April 30, 2012, expressed an unqualified opinion on those financial statements.

/s/ Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain
April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.:

Madrid, Spain

We have audited the accompanying consolidated balance sheets of Promotora de Informaciones, S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Promotora de Informaciones, S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain
April 30, 2012

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
(Thousands of Euros)

ASSETS	Notes	12/31/11	12/31/10	EQUITY AND LIABILITIES	Notes	12/31/11	12/31/10
A) NON-CURRENT ASSETS		6,178,703	6,293,489	A) EQUITY	11	2,218,035	2,650,185

I.. PROPERTY, PLANT AND EQUIPMENT	5	307,441	295,560	I. SHARE CAPITAL		84,786	84,698

II. GOODWILL	6	3,645,077	3,903,514	II. OTHER RESERVES		1,152,640	1,120,539

III. INTANGIBLE ASSETS	7	331,260	360,512	III. ACCUMULATED PROFIT		380,282	798,876
				- From prior years		831,500	871,746
IV. NON-CURRENT FINANCIAL ASSETS	8	121,688	70,611	- For the year: Profit attributable to the Parent		(451,218)	(72,870)

V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	604,082	613,542	IV. TREASURY SHARES		(2,505)	(4,804)

VI. DEFERRED TAX ASSETS	20	1,166,694	1,046,030	V. EXCHANGE DIFFERENCES		9,755	20,213

VII.OTHER NON-CURRENT ASSETS		2,461	3,720	VI. NON- CONTROLLING INTERESTS		593,077	630,663
				B) NON-CURRENT LIABILITIES		3,882,329	3,526,496
B) CURRENT ASSETS		1,699,696	1,854,312
				I. NON-CURRENT BANK BORROWINGS	12	3,176,491	2,931,190
I. INVENTORIES	10	275,403	203,152
				II. NON-CURRENT FINANCIAL LIABILITIES	12-13	302,864	362,754
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services		940,067	999,237	III. DEFERRED TAX LIABILITIES	20	30,409	28,555
2. Receivable from associates		29,500	35,908
3. Receivable from public authorities	20	61,374	39,733	IV. LONG-TERM PROVISIONS	14	356,520	185,592
4. Other receivables		309,776	255,492
5. Allowances		(71,076)	(84,683)	V. OTHER NON-CURRENT LIABILITIES		16,045	18,405
		1,269,641	1,245,687
				C) CURRENT LIABILITIES		1,778,160	1,974,773
III. CURRENT FINANCIAL ASSETS		56,494	160,260
				I. TRADE PAYABLES		1,180,075	1,234,846
IV.CASH AND CASH EQUIVALENTS		98,158	244,988
				II. PAYABLE TO ASSOCIATES		13,870	16,361
V. OTHER CURRENT ASSETS		-	225
				III. OTHER NON-TRADE PAYABLES		115,865	99,583

				IV. CURRENT BANK BORROWINGS	12	223,625	411,109

				V. CURRENT FINANCIAL LIABILITIES	12-13	88,853	17,788

				VI. PAYABLE TO PUBLIC AUTHORITIES	20	114,814	154,879

				VII. PROVISIONS FOR RETURNS		8,686	9,804

				VIII. OTHER CURRENT LIABILITIES		32,372	30,403
C) ASSETS HELD FOR SALE		125	3,653
TOTAL ASSETS		7,878,524	8,151,454	TOTAL EQUITY AND LIABILITIES		7,878,524	8,151,454

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Balance Sheets at December 31, 2011 and 2010

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Euros)

	Notes	12/31/11	12/31/10	12/31/09

Revenues		2,641,281	2,687,773	2,923,734
Other income		83,169	134,958	51,386

OPERATING INCOME	15	2,724,450	2,822,731	2,975,120

Cost of materials used		(824,120)	(839,223)	(963,644)
Staff costs	16	(674,322)	(592,081)	(600,752)
Depreciation and amortization charge	5-7	(171,331)	(170,363)	(196,212)
Outside services	16	(788,813)	(794,500)	(772,814)
Change in allowances, write downs and provisions	16	(45,171)	(37,210)	(55,128)
Impairment of goodwill	6	(252,944)	(51,179)	(3,228)
Other expenses		(3,485)	(2,023)	(2,878)

OPERATING EXPENSES		(2,760,186)	(2,486,579)	(2,594,656)

PROFIT FROM OPERATIONS		(35,736)	336,152	380,464
Finance income		7,296	8,765	15,758
Finance costs		(205,153)	(178,769)	(252,107)
Impairment of trade loans to associates		-	-	-
Changes in value of financial instruments		6,586	8,677	22,185
Exchange differences (net)		(3,881)	2,116	(105)

FINANCIAL LOSS	17	(195,152)	(159,211)	(214,269)
Result of companies accounted for using the equity method	9	(19,694)	(99,553)	(20,158)
Loss from other investments	8	5,867	(4,302)	(4,256)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		(244,715)	73,086	141,781

Income tax	20	(147,973)	(73,024)	(67,068)

PROFIT FROM CONTINUING OPERATIONS		(392,688)	62	74,713

Loss after tax from discontinued operations	18	(2,646)	(35,011)	(9,888)

CONSOLIDATED PROFIT FOR THE YEAR		(395,334)	(34,949)	64,825

Profit attributable to non-controlling interests		(55,884)	(37,921)	(14,346)

PROFIT ATTRIBUTABLE TO THE PARENT		(451,218)	(72,870)	50,479

BASIC EARNINGS PER SHARE (in euros)	22	(0.62)	(0.28)	0.23

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Income Statements for 2011, 2010 and 2009.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Euros)

	12/31/11	12/31/10	12/31/09
CONSOLIDATED PROFIT FOR THE YEAR	(395,334)	(34,949)	64,825

Net income recognized directly in equity	(23,248)	40,639	33,150
Arising from translation differences	(23,248)	40,639	33,150

TOTAL RECOGNIZED INCOME AND EXPENSE	(418,582)	5,690	97,975
Attributable to the parent company	(467,413)	(45,817)	77,282
Attributable to non- controlling interests	48,831	51,507	20,693

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Statements of Comprehensive Income for 2011, 2010 and 2009.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2011, 2010 AND 2009
(Thousands of Euros)

	Shares Capital	Premium Share	Reserves	Reserves for First-Time Application Of IFRSs	Prior Years’ Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the year	Equity Attributable to The Parent	Minority Interests	Total Equity

Balance at December 31, 2008	21,914	112,665	738,924	(72,364)	315,979	(24,726)	(18,422)	82,996	1,156,966	101,270	1,258,236

Treasury share transactions (Note 11f)
- Delivery of treasury shares						290			290		290
- Sale of treasury shares			3,888			36,204			40,092		40,092
- Purchase of treasury shares						(884)			(884)		(884)
- Reserves for treasury shares			13,928			(13,928)			-		-

Distribution of 2008 profit
- Directors' remuneration
- Dividends
- Reserves			37,161		45,835			(82,996)

Income and expense recognized in equity
									0
- Translation differences (Note 11h)					9,942		16,861		26,803	6,347	33,150
- Profit for 2009								50,479	50,479	14,346	64,825

Other			(531)	26	(18,757)				(19,262)	1,173	(18,089)

Changes in non- controlling interests
- Dividends paid during the year										(5,786)	(5,786)
- Due to changes in scope of consolidation										(193)	(193)
- Due to changes in percentage of ownership										1,378	1,378

Balance at December 31, 2009	21,914	112,665	793,370	(72,338)	352,999	(3,044)	(1,561)	50,479	1,254,484	118,535	1,373,019

Capital increases (Note 11a and 11b)	62,784	296,363							359,147		359,147

Treasury share transactions (Note 11f)

- Delivery of treasury shares			-			510			510		510
- Sale of treasury shares			-			3,291			3,291		3,291
- Purchase of treasury shares			-			(5,723)			(5,723)		(5,723)
- Reserves for treasury shares			(162)			162			-		-

Distribution of 2009 profit
- Directors' remuneration									-		-
- Dividends									-		-
- Reserves			(7,683)		58,162			(50,479)	-		-

Income and expense recognized in equity
- Translation differences (Note 11h)					5,279		21,774		27,053	13,586	40,639
- Profit for 2010								(72,870)	(72,870)	37,921	(34,949)

Other			(1,353)	(323)	455,306				453,630	(25,506)	428,124

Changes in non- controlling interests
- Dividends paid during the year										(18,222)	(18,222)
- Due to changes in scope of consolidation										(713)	(713)
- Due to changes in percentage of ownership										503,538	503,538
- Due to capital increases										1,524	1,524

Balance at December 31, 2010	84,698	409,028	784,172	(72,661)	871,746	(4,804)	20,213	(72,870)	2,019,522	630,663	2,650,185

Capital increases (Note 11a and 11b)	88	1,022							1,110		1,110
Conversion of financial liabilitie into equity		27,829							27,829		27,829

Treasury share transactions
- Delivery of treasury shares			-			3,425			3,425		3,425
- Purchase of treasury shares			-			(2,082)			(2,082)		(2,082)
- Reserves for treasury shares			(956)			956					-

Distribution of 2010 profit
- Dividends								(5,990)	(5,990)		(5,990)
- Reserves			3,292		(82,152)			78,860			-

Income and expense recognized
- Translation differences (Note 11h)					(5,737)		(10,458)		(16,195)	(7,053)	(23,248)
- Result for 2011								(451,218)	(451,218)	55,884	(395,334)

Other			914		47,643				48,557	(13,609)	34,948

Changes in non- controlling interests
- Dividends paid during the year										(73,021)	(73,021)
- Due to changes in scope of consolidation										(2,343)	(2,343)
- Due to changes in percentage of ownership										2,556	2,556

Balance at December 31, 2011	84,786	437,879	787,422	(72,661)	831,500	(2,505)	9,755	(451,218)	(1,624,958)	593,077	2,218,035

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Statements of Changes in Equity for 2011, 2010 and 2009.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2011,
2010 AND 2009
(Thousands of Euros)

	12/31/11	12/31/10	12/31/09

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(244,715)	73,086	130,299

Depreciation and amortization charge	472,648	260,179	254,768

Changes in working capital	(77,855)	(181,017)	(84,109)
Inventories	(17,658)	21,051	17,265
Accounts receivable	(81,213)	(92,651)	(198,932)
Accounts payable	(82,750)	44,250	101,676
Other current assets	103,766	(153,667)	(4,118)

Income tax recovered (paid)	(52,991)	(31,537)	(30,569)

Other profit adjustments	172,132	151,124	198,107
Sale of assets	-	(30,665)	(2,453)
Financial results	195,152	159,211	214,269
Other adjustments	(23,020)	22,578	(13,709)

CASH FLOWS FROM OPERATING ACTIVITIES	269,219	271,835	468,496

Recurrent investments	(217,978)	(206,009)	(127,997)
Investments in intangible assets	(141,025)	(126,285)	(98,158)
Investments in property, plant and equipment	(76,953)	(79,724)	(29,839)
Investments in assets classified as held for sale	-	-	-

Investments in non-current financial assets	(11,951)	(16,158)	(1,118)
Proceeds from disposals	5,706	90,000	8,579
Other cash flows from investing activities	(20,426)	2,263	(3,011)

CASH FLOWS FROM INVESTING ACTIVITIES	(244,649)	(129,904)	(123,547)

Proceeds and payments relating to equity instruments	2,951	573,652	33,325
Proceeds relating to financial liability instruments	209,286	47,461	20,666
Payments relating to financial liability instruments	(151,469)	(1,651,978)	(186,510)
Dividends and returns on other equity instruments paid	(83,032)	(25,668)	(4,969)
Interest paid	(124,392)	(124,787)	(158,685)
Other cash flow from financing activities	(29,715)	1,186,266	(25,871)

CASH FLOWS FROM FINANCING ACTIVITIES	(176,371)	4,946	(322,044)

Effect of foreign exchange rate changes	4,971	15,301	10,473

CHANGE IN CASH FLOWS IN THE YEAR	(146,830)	162,178	33,378

Cash and cash equivalents at beginning of year	244,988	82,810	49,432

Cash and cash equivalents at end of year	98,158	244,988	82,810

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Statements of Cash Flow for 2011, 2010 and 2009.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010 AND CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

The Group’s consolidated financial statements for 2010 were approved by the shareholders at the Annual General Meeting held on June 24, 2011.

The consolidated financial statements for 2011 were authorized for issue and approved by the Company’s directors on February 24, 2012.

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

b)           Group performance

At the end of December 2011, the Group signed the refinancing of its borrowing with its creditor banks. This refinancing consists of transforming the syndicated loan into a bullet loan with a single maturity of March 19, 2014, and deferring this maturity until December 19, 2014, provided certain targets are met; extending the maturity of the bridge loan and the bilateral loans until January 15, 2015, with a deferral of this maturity until September 19, 2015, also contingent on the fulfilment of certain targets; and extending the maturity of the subordinated loan until January 16, 2015 and September 21, 2015, when the conditions for extending the other loans were in place (see Note 12).

With the approval of this process, 75,000,000 warrants were converted by Timón, a principal shareholder of Prisa, and by Messrs. Martin Franklin and Nicolas Berggruen, for €150,000,000, into Company shares (see Note 23).

The financial flexibility permitted by this new structure will allow the Group to focus on developing its business and on the transformation process in which it is immersed, with a particular emphasis on digital technologies.

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

●	In accordance with IFRSs, these consolidated financial statements include the following consolidated statements of the Group:

-	Consolidated balance sheet

-	Consolidated income statement

-	Consolidated statements of comprehensive income

-	Consolidated statement of changes in equity

-	Consolidated statement of cash flows

●	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all transactions, events and items in 2011, 2010 and 2009.

In 2011, the following amendments to accounting standards came into force which, therefore, were taken into account when preparing the accompanying consolidated financial statements:

·	Amendments to IAS 32 – Financial Instruments: Presentation – Classification of rights issues
·	Revised IAS 24 – Related Party Disclosures
·	Improvements to IFRS
·	Amendments to IFRIC 14 - Prepayments of a minimum funding requirement
·	IFRIC 19 - Extinguishing financial liabilities with equity

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2011.

At December 31, 2011, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
Amendment to IFRS 7	Financial Instruments: Disclosures- Transfer of financial assets.	July 1, 2011
IFRS 9	Financial Instruments: Classification and measurement.	January 1, 2015(*)
Amendments to IAS 12	Income taxes- deferred tax recovery of underlying assets.	January 1, 2012
IFRS 9 and IFRS 7	Effective date and transactions disclosures	N/A
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Join Arrangements	January 1, 2013
IFRS 12	Disclosures of interest in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
IAS 27 (revised)	Separated financial statements	January 1, 2013
IAS 28 (revised)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 1	Presentation on other Comprehensive income	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
Amendment to IAS 32	Offsetting financial asset and liabilities	January 1, 2014
Amendment to IFRS 7	Offsetting financial asset and liabilities	January 1, 2013
Interpretations IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

(*) The original date of application was January 1, 2013. On December 16, 2011, the IASB approved deferring the date to January 1, 2015.

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

As at the date of authorization of the accompanying financial statements, the directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

b)	Fair presentation and accounting principles

The consolidated financial statements were obtained from the separate financial statements of Prisa and its subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2011, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement bases applied in preparing the Group’s consolidated financial statements for 2011 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as issued by the International Accounting Standards Board.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Group’s directors.

In the consolidated financial statements for 2011 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets, deferred tax assets and goodwill to determine the possible existence of impairment losses (see Note 4e and 4m).
-	The useful life of property, plant, and equipment, and intangible assets (see Notes 4b and 4d).
-	The hypothesis used to calculate the fair value of financial instruments (see Note 4f).
-	The assessment of the likelihood and amount of undetermined or contingent liabilities.
-	Estimated sales returns received after the end of the reporting period.

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

In 2011, there were no significant changes in the accounting estimates made at the end of 2010, apart from those used to determine goodwill (see Note 6).

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

Proportionate consolidation-

Under this consolidation method, the Group combines the balances and eliminations are made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities consolidated under proportional consolidation are classified in the consolidated balance sheet according to their nature. Similarly, the Group’s share of the income and expenses of these entities is recognized in the consolidated income statement on the basis of the nature of the related items. The fully consolidated companies are listed in Appendix I. The effect of proportionate consolidation on the Group’s consolidated financial statements is not significant.

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

Additionally the Group consolidates the investment in the joint venture Dédalo Grupo Gráfico, S.L. using the equity method. The impact of consolidating the remaining joint ventures accounting by equity method would not be significant at December, 2011.

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

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2011, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela.

In keeping with standard practice, these consolidated financial statements do not include the tax effect of transferring to Prisa’s accounts the accumulated reserves and retained earnings of the other consolidated companies, since it is considered that these balances will be used as equity by said companies.

The data relating to Sociedad Española de Radiodifusión, S.L., Prisa Radio, S.L., Grupo Santillana de Ediciones, S.L., Prisa Brand Solutions, S.L.U., Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A. de C.V., Grupo Media Capital SGPS, S.A., Antena 3 de Radio, S.A. and Prisa Televisión, S.A.U. contained in these notes were obtained from their respective consolidated financial statements.

e)	Comparison of information

In 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, the Group presented the results of Spanish free-to-air TV in “Loss after tax from discontinued operations» on the accompanying consolidated income statement.

For comparison effects, the consolidated income statements for the year ended December 31, 2009 present the results of operations of Cuatro as discontinued operations.

(3)	CHANGES IN GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2011 and 2010 were as follows:

2011-

Subsidiaries

In January 2011, Prisa Digital Inc. was incorporated, 50% owned by Prisa Digital, S.L., and 50% owned by Prisa Inc.

In March 2011, Radio Lleida, S.L. issued equity to its existing shareholders: Radio España de Barcelona, S.A. (22.17%), Sociedad Española de Radiodifusión, S.L. (44.33%) and Prensa Leridiana, S.A. (33.50%) - in proportion to their percentage stakes in exchange for non-cash consideration. The contribution by Prensa Leridiana, SA was 100% of Comunicacions Pla, S.L., which became a wholly owned subsidiary of Radio Lleida, S.L.

In June 2011, Prisa Noticias, S.L. and Prisa Gestión de Servicios, S.L. were incorporated, 100% owned by Promotora de Informaciones, S.A.

Also in June 2011, Promotora de Emisoras de Televisión, S.A. acquired 60% of Televisión Digital de Baleares, S.L. This company ceased to be consolidated by the equity method to become fully consolidated.

In addition in June 2011, Algarra, S.A., Onda la Finojosa, S.A. and Sociedad de Radiodifusión Aragonesa, S.A. merged with Sociedad Española de Radiodifusión, S.L.

In July 2011, Emissões de Radiodifusão, S.A. acquired 100% of Rádio Litoral Centro Empresa de Radiodifusão, Lda., and Radio Comercial, S.A. acquired 100% of Rádio Nacional- Emissões De Radiodifusão, Lda.

Also in July 2011, Sistemas de Ensino UNO, Ltda., was incorporated, a wholly owned subsidiary of Santillana Sistemas Educativos, S.L. of which Ítaca, S.L. holds one share.

In August 2011, Kimberley Trading, S.A. merged with Media Global, SGPS, S.A.

In September 2011, Inevery DPS, S.L., was incorporated, 99.9996% owned by Grupo Santillana de Ediciones, S.L. and 0.0004% owned by Ítaca, S.L.

In November 2011, Produções Audiovisuais, S.A. acquired 100% of Rádio Voz Alcanena, Lda., Comunicações Sonoras, S.A. and Radiodifusão, Lda.

Jointly controlled entities

In November 2011, My Major Company Spain, S.L., was incorporated, 50% owned by Gran Vía Musical de Ediciones, S.L.

Associates

In April 2011, Ediciones Conelpa, S.L was incorporated, 50% owned by Ediciones El País, S.L.

In July 2011, Macrolibros, S.L. was incorporated, wholly owned by Dédalo Offset, S.L., as a result of the partial spin-off of the latter.

In October 2011, Canal+ Investments (U.S), Inc, 60% owned by Prisa TV, S.A.U., was dissolved.

In November 2011, Prisa Noticias, S.L. acquired 50% of Kioskoymás, sociedad gestora de la plataforma tecnológica, S.L.

Significant agreements entered into by the Group

During 2011, Prisa reached an agreement with PortQuay West I B.V., a company which is controlled by Miguel Paes do Amaral to sell 10% of Grupo Media Capital SGPS, S.A.’s share capital for approximately EURO 35 million. This agreement was formalized during February 2012 and will allow the buyer the option to purchase up to an additional 19.69% (see note 13).

When comparing the information for 2011 and 2010, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in the consolidation scope" column, should be taken into account.

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

In September 2010, Aguilar, A.T.A., S.A. de Ediciones (Argentina) absorbed Punto de Lectura Argentina, S.A.

In October 2010, Media Global, SGPS, S.A. (MEGLO) absorbed Promoçao de Projectos de Média, S.A. (UNIDIVISA).

In November 2010, Prisa División Inmobiliaria, S.A. absorbed Oficina del Autor, S.L.

In December 2010, Promotora de Actividades América 2010 Colombia, Ltda. was dissolved.

On December 28, 2010, Prisa Televisión, S.A.U. sold 100% of Sociedad General de Televisión Cuatro, S.A. and subsidiaries to Mediaset España Comunicación, S.A. This sale was carried out through the subscription by Prisa Televisión, S.A.U. of a 17.336% stake in Mediaset España Comunicación, S.A. in the non-cash capital increase approved by the shareholders of Mediaset España Comunicación, S.A. in their general meeting held on December 24, 2010. The market value of this investment on subscription was EUR 590 million. As a result of this transaction, the Prisa Group consolidates the Mediaset España Comunicación, S.A. Group and subsidiaries using the equity method.

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

In July 2010, Empresa Europeia de Produçao de Documentários, Lda. (Nanook), belonging to Grupo Media Capital, SGPS, S.A., was sold.

As mentioned previously, on December 28, 2010, Prisa began consolidating its 17.336% interest in Mediaset España Comunicación, S.A. and subsidiaries using the equity method.

When comparing the information for 2010 and 2009, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in the consolidation scope” column, should be taken into account.

Significant agreements entered into by the Group

On April 29, 2010, Prisa sold 25% of Grupo Santillana de Ediciones, S.L. to DLJSAP Publishing Coöperatief, U.A. (DLJSAP) for EUR 279 million. The shares acquired by DLJSAP are preference shares which grant the right to receive a preferential minimum yearly dividend of USD 25.8 million. The net EUR 137 million gain on this sale was recognized under “Accumulated profit – From prior years” on the accompanying consolidated balance sheet, in accordance with the accounting treatment established in IAS 27 for disposals of non-controlling interests that do not result in a change of control (see Note 11).

On December 28, 2010, through Prisa Televisión, S.A.U., Prisa sold 22% stakes in DTS, Distribuidora de Televisión Digital, S.A. to Telefónica de Contenidos, S.A.U. and Mediaset España Comunicación, S.A. for a combined EUR 976 million. This sale generated capital gains amounting to EUR 453 million recognized under “Accumulated profit – From prior years” on the accompanying consolidated balance sheet. The proceeds from the sales were used mainly to cancel Prisa Televisión, S.A.U.’s syndicated and subordinate loans of EUR 638 and 228 million, respectively (see Note 12).

On November 4, 2010, Prisa Televisión, S.A.U. and Mediaset España Comunicación, S.A. signed a contract by virtue of which the former granted the latter an option to obtain certain rights in relation to DTS’ management. The price at which the option was granted is EUR 5,000 thousand. The option is exercisable during the three months following the first anniversary after the acquisition of the 22% stake in DTS. The exercise of the rights granted by the option and the payment of the strike price of EUR 5,000 thousand are subject to a condition precedent that the required authorization be obtained from the anti-trust authorities. Should the option be exercised without having been able to obtain unconditional authorization or authorization subject to inconsequential conditions, or if no agreement has been reached by the parties regarding the conditions, the shares of Mediaset España Comunicación, S.A., owned by Prisa Televisión, S.A.U. would be cancelled, with Mediaset España Comunicación, S.A. contributing its entire interest in DTS to Prisa Televisión, S.A.U., as well as paying an additional amount depending on the value of the holdings.

(4)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2011 and comparative information were as follows:

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

Property, plant and equipment acquired prior to December 31, 1983, are carried at cost, revalued pursuant to applicable legislation. Subsequent additions are stated at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Agrupación de Servicios de Internet y Prensa, A.I.E., Pressprint, S.L.U., Sociedad Española de Radiodifusión, S.L., Ítaca, S.L. and Algarra, S.A.

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

Audiovisual rights-

”Audiovisual rights” in the accompanying consolidated balance sheet includes the cost of various long-term audiovisual rights and rights of publicity (including both the cost of rights currently being exploited and the cost of the options to exploit these rights in the future). These rights are amortized on the basis of the income obtained therefrom over the term of the related contracts. At the date of preparation of these consolidated financial statements no decision had been taken not to exercise these options, which were recognized at their expected recoverable amount.

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

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value at a rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2011 the rates used ranged from 7.4% to 10.6%, depending on the business analyzed.

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

-
Available-for-sale financial assets: this category includes the remaining assets not included in the two categories above. These are almost entirely equity investments. These assets are carried on the consolidated balance sheet at fair value when this can be measured reliably. If the market value of investments in unlisted companies cannot be determined reliably, which is generally the case, these investments are measured at acquisition cost or at a lower amount if there is any indication of impairment.

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

Investments in companies accounted for using the equity method whose carrying amount is negative at the end of the reporting period are recognized under Non-current liabilities - Long-term provisions” (see Notes 9 and 14).

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

2. Broadcasting rights for free-to-air television channels: mainly broadcasting rights acquired from third parties; they are taken to income in accordance with the number of showings.

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

Assets classified as held for sale are considered to be groups of assets directly associated with them, to be disposed of together as a group in a single transaction that is expected to be realized within twelve months from the date of their classification under this heading.

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

Provisions for third-party liability-

At the end of 2011, certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations. The Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a significant effect on the financial statements for the years in which they are settled.

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

-
Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

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

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deductible temporary difference can be utilized, and the deferred tax assets do not arise from the initial recognition of an asset or liability that is not a business and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss). The other deferred tax assets (carryforward of tax losses and unused tax credits) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

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

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2011, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela. Prisa has not been affected materially by the hyperinflation effect.

p)	Current/non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

q)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

-	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly -liquid investments that are subject to an insignificant risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

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

r)	Environmental impact

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

(5)	PROPERTY, PLANT, AND EQUIPMENT

2011

The changes in 2011 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

	Thousands of euros

	Balance at 12/31/10	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposal	Transfer	Balance at 12/31/11

Cost:
Lands and buildings	90,428	941	(1,694)	63	3,910	(1,195)	360	92,813
Plant and machinery	491,240	689	(664)	(6,902)	12,016	(20,058)	1,208	477,529
Digital set-top boxes and cards	367,862	-	-	-	44,235	(48,823)	-	363,274
Other items of property, plant and equipment	108,231	609	(261)	(483)	13,001	(10,004)	9,782	120,875
Advances and property, plant and equipment in the course of construction	5,067	-	(1,258)	6	3,791	(261)	(3,681)	3,664
Total cost	1,062,828	2,239	(3,877)	(7,316)	76,953	(80,341)	7,669	1,058,155

Accumulated depreciation:
Buildings	(27,743)	(280)	444	(34)	(2,308)	919	71	(28,931)
Plant and machinery	(350,776)	(485)	840	6,939	(27,130)	21,255	(37)	(349,394)
Digital set-top boxes and cards	(291,279)	-	-	-	(24,774)	47,538	-	(268,515)
Other items of property, plant and equipment	(84,900)	(368)	201	524	(7,988)	6,996	(7,227)	(92,762)
Total accumulated depreciation	(754,698)	(1,133)	1,485	7,429	(62,200)	76,708	(7,193)	(739,602)

Impairment losses:
Buildings	(182)	-	-	-	-	-	-	(182)
Plant and machinery	(195)	-	-	-	(7)	7	-	(195)
Digital set-top boxes and cards	(11,901)	-	-	-	-	1,320	938	(9,643)
Other items of property, plant and equipment	(292)	-	2	-	(5)	163	(960)	(1,092)
Total impairment losses	(12,570)	-	2	-	(12)	1,490	(22)	(11,112)
Property, plant and equipment, net	295,560	1,106	(2,390)	113	14,741	(2,143)	454	307,441

Additions-

The most significant additions in 2011 were as follows:

-	“Digital set-top boxes and cards,” in the amount of EUR 44,235 thousand, from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus, a next-generation decoder.

-
“Plant and machinery,” in the amount of EUR 12,016 thousand, primarily from investments made by Prisa Televisión, S.A.U. in new IT projects for the rendering of TV services and VOD (video on demand), and by Grupo Media Capital, SGPS, S.A. for the upgrade of its TV studios and for program production equipment.

-
“Other items of property, plant and equipment,” in the amount of EUR 13,001 thousand, from the investment by Santillana in material for digital classrooms (iPads, MacBooks, etc.), as well as the investment to prepare the new offices in Colombia and Mexico for use.

Disposals-

In 2011, the Prisa Televisión Group derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

In addition, Ediciones El País, S.L., derecognized fully depreciated plant and machinery in the amount of EUR 17,640 thousand.

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

Disposals-

On December 28, 2010, the Prisa Televisión, S.A.U. Group entered into a contract to sell and rent for a period of 20 years its registered address in Tres Cantos (Madrid) (see Note 16) and has therefore derecognized the related land, building and installations amounting to EUR 60,069 thousand. The sale generated a gain for the Group of EUR 20 million, recognized under “Other income” on the accompanying consolidated incomes statement.

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

The Prisa Group’s fully depreciated property, plant and equipment in use amounted to EUR 441,964 thousand at December 31, 2011 (December 31, 2010: EUR 493,421 thousand).

Non-current assets held under leases-

At December 31, 2011, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to EUR 68,447 thousand (December 31, 2010: EUR 7,221 thousand).

On June 15, 2011, and for a period of five years, Prisa TV signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of USD 80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with Prisa TV to become the exclusive supplier of the set-top boxes required, over the next five years, for the Company’s line of business.

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2011 and 2010 is as follows (in thousands of euros):

	12/31/11			12/31/10
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	77,819	(13,797)	64,022	14,924	(10,459)	4,465
Plant and machinery	6,812	(3,389)	3,423	4,903	(2,717)	2,186
Other items of property, plant and equipment	2,413	(1,411)	1,002	2,141	(1,571)	570
Total	87,044	(18,597)	68,447	21,968	(14,747)	7,221

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant, and equipment are exposed. At December 31, 2011 and 2010, the insurance policies taken out sufficiently covered the related risks.

(6)	GOODWILL

2011

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2011 is as follows:

	Thousands of euros
	Balance at 12/31/10	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/11

Antena 3 de Radio, S.A.	6,115	-	-	-	6,115
Editora Moderna, Ltda.	60,565	-	-	-	60,565
Editora Objetiva, Ltda.	13,543	(1,306)	-	-	12,237
Prisa Brand Solutions, S.L.U.	33,944	-	(33,944)	-	-
GLR Chile, Ltda.	65,020	(4,734)	-	-	60,286
Grupo Media Capital, SGPS, S.A.	639,881	-	(219,000)	-	420,881
Propulsora Montañesa, S.A.	8,608	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	-	-	-	28,787
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	29,470
Prisa Televisión, S.A.U.	2,987,587	-	-	-	2,987,587
Other companies	29,994	(71)	-	618	30,541
Total	3,903,514	(6,111)	(252,944)	618	3,645,077

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2011 is as follows:

	Thousands of euros
	Balance at 12/31/10	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/11

Radio	161,967	(4,762)	-	-	157,205
Education	75,020	(1,349)	-	-	73,671
Audiovisual	3,627,469	-	(219,000)	-	3,408,469
Other	39,058	-	(33,944)	618	5,732
Total	3,903,514	(6,111)	(252,944)	618	3,645,077

2010

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2010 is as follows:

Thousands of euros
	Balance at 12/31/09	Translation adjustment	Disposals	Impairment	Transfer	Balance at 12/31/10

Antena 3 de Radio, S.A.	6,115	-	-	-	-	6,115
Editora Moderna, Ltda.	60,565	-	-	-	-	60,565
Editora Objetiva, Ltda.	11,827	1,716	-	-	-	13,543
Prisa Brand Solutions, S.L.U.	33,944	-	-	-	-	33,944
GLR Chile, Ltda.	54,549	10,471	-	-	-	65,020
Grupo Media Capital, SGPS, S.A.	689,554	-	(260)	(50,000)	587	639,881
Propulsora Montañesa, S.A.	8,608	-	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	-	-	-	-	28,787
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	-	29,470
Prisa Televisión, S.A.U.	3,364,754	-	(377,167)	-	-	2,987,587
Other companies	31,430	330	-	(1,179)	(587)	29,994
Total	4,319,603	12,517	(377,427)	(51,179)	-	3,903,514

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2010 is as follows:

	Thousands of euros
	Balance at 12/31/09	Translation adjustment	Disposals	Impairment	Balance at 12/31/10

Press	1,179	-	-	(1,179)	-
Radio	151,222	10,745	-	-	161,967
Education	73,248	1,772	-	-	75,020
Audiovisual	4,054,896	-	(377,427)	(50,000)	3,627,469
Other	39,058	-	-	-	39,058
Total	4,319,603	12,517	(377,427)	(51,179)	3,903,514

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

Due to the abovementioned allocation, the disposal of Prisa Televisión, S.A.U.’s goodwill amounting to EUR 377,167 thousand corresponds to the derecognition of Sociedad General de Televisión Cuatro, S.A.’s goodwill as a result of its sale to Mediaset España Comunicación, S.A. on December 28, 2010 (see Note 3). The derecognition of this goodwill is recognized on the accompanying consolidated income statement under “Loss after tax from discontinued operations,” with a reduction in the proceeds of the sales (see Note 18).

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

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2011 the rates used ranged from 7.4% to 10.6% depending on the business being analyzed.

Prisa Televisión-

According to 5-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user). Combined, these variables account for the largest share of Prisa TV’s revenue (89.7% of revenue for 2011). In its assumptions, management factored in an increase in the number of subscribers of the offering that DTS is distributing by satellite as a result of not only a recovery in the number of new subscribers but also a decrease in the cancellation rate, as has occurred in recent years. In addition, in 2011 DTS signed content distribution agreements with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms.

Based on the marketing of new pay channels (soccer, bullfighting,…), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa TV is projecting growth in its revenue.

Increase in programming costs.  In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming, where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. Estimated operating costs reflect streamlining plans begun in 2011 as well as growth plans that should strengthen and transform certain business areas.

Media Capital-

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share – management predicts a stable trend in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market. Management has adjusted its projections for the advertising market in line with the new macroeconomic environment in Portugal. Consequently, it has estimated a lower market base following the drop in advertising in 2011, as well as negligible growth for subsequent years, in line with the trends highlighted in outside studies.

Results of the impairment tests-

-	Media Capital

In 2011, it is clear that the economic situation in Portugal has not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it has also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of EUR 219 million was recognized on the accompanying consolidated income statement.

In 2010, an impairment loss of EUR 50 million was recognized on the accompanying consolidated income statement for Media Capital’s goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

-	Other impairment tests

In 2011, the Group restructured the advertising sales activity of the different media into a single company so as to optimize resource use and minimize advertising-management costs. Owing to the new management model and the general difficulties in the advertising market, which have made it necessary for Prisa Brand Solutions to rescind most of its management contracts with third parties, future cash flows are not expected to allow the Company to recover the goodwill allocated to this unit. Consequently, in 2011 an impairment loss of EUR 33,944 thousand was recognized on the accompanying consolidated income statement for Prisa Brand Solutions’ goodwill.

According to the estimates and projections available to the Group’s directors, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2011, may be recovered.

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

- Media Capital

Due to the impairment losses on the goodwill recognized during 2011, their carrying amount is quite similar to value in use, and therefore, an adverse change in key valuation assumptions might lead to recognition of impairment at a later date. A 1% advertising share reduction would create impairment of goodwill of approximately EUR 32 million, a 0.5% decrease in the expected growth rate from the fifth year onward would lead to impairment totaling EUR 19 million, while 1% increase in the discount rate would create impairment of goodwill of approximately EUR 50 million.

(7)	INTANGIBLE ASSETS

2011

The changes in 2011 in “Intangible assets” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/10	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/11

Cost:
Computer software	206,105	337	(564)	1,559	32,872	(18,182)	443	222,570
Prototypes	195,093	1,388	(8,434)	-	39,680	(3,972)	(479)	223,276
New subscribers - Installation and connection	103,837	-	-	-	47,262	(41,571)	-	109,528
Advances on copyrights	66,827	(2)	(2,722)	-	8,137	(640)	(576)	71,024
Audiovisual rights	136,003	-	-	-	750	(29,368)	(54,593)	52,792
Other intangible assets	110,983	777	(1,168)	(1,649)	12,324	(203)	772	121,836
Total cost	818,848	2,500	(12,888)	(90)	141,025	(93,936)	(54,433)	801,026

Accumulated depreciation:
Computer software	(151,470)	(356)	303	295	(19,903)	16,006	(11)	(155,136)
Prototypes	(131,223)	(1,076)	5,688	-	(30,202)	2,915	358	(153,540)
Advances on copyrights	(40,466)	-	716	-	(5,965)	(15)	428	(45,302)
Audiovisual rights	(66,721)	-	-	-	(3,497)	29,378	-	(40,840)
Other intangible assets	(40,500)	(529)	946	1,665	(49,556)	41,778	662	(45,534)
Total accumulated depreciation	(430,380)	(1,961)	7,653	1,960	(109,123)	90,062	1,437	(440,352)

Impairment losses:
Prototypes	(13,405)	(4)	(1)	-	(750)	755	42	(13,363)
Advances on copyrights	(14,551)	-	135	-	(2,441)	824	(18)	(16,051)
Total impairment losses	(27,956)	(4)	134	-	(3,191)	1,579	24	(29,414)
Intangible assets, net	360,512	535	(5,101)	1,870	28,711	(2,295)	(52,972)	331,260

Additions-

The most significant additions in 2011 were as follows:

-
“New subscribers – Installation and connection” amounting to EUR 47,262 thousand which included the costs incurred by Prisa Televisión Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

-	“Prototypes,” amounting to EUR 39,680 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

-	“Computer software,” amounting to EUR 32,872 thousand, relating to the computer software acquired and/or developed by third parties for Group companies.

-	“Advances on copyrights,” amounting to EUR 8,137 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

Disposals-

In 2011, Ediciones El País, S.L. derecognized fully amortized computer applications and licenses from the “Computer software” account in the amount of EUR 14,696 thousand.

In addition, Grupo Prisa Televisión, S.A.U. derecognized the fully amortized sports rights from “Audiovisual rights,” in the amount of EUR 29,368 thousand.

Transfers-

“Audiovisual rights” have been transferred to inventories in the amount of EUR 54,593 thousand (see Note 10).

“Other intangible assets” includes administrative concessions amounting to EUR 48,076 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At the end of each reporting period, the residual useful life of these concessions is analyzed in order to ensure that they continue to be indefinite; if this is not the case, the concessions are amortized.

There are no restrictions on holding title to the intangible assets other than those indicated in Note 12.

There are no future intangible asset purchase commitments other than those indicated in Note 27.

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

There are no future intangible asset purchase commitments other than those indicated in Note 27.

At December 31, 2011, the Prisa Group’s assets included fully amortized intangible assets amounting to EUR 158,466 thousand (December 31, 2010: EUR 190,326 thousand).

(8)	NON- CURRENT FINANCIAL ASSETS

2011

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2011, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/10	Translation/ monetary adjustment	Changes in scope of consolidation	Additions/ allowances	Disposals/ Transfers	Balance at 12/31/11

Loans and receivables	31,052	217	-	49,493	3,971	84,733
Loans to associates	100,830	13	-	38,692	4,958	144,493
Long-term loans to third parties	18,768	1	-	10,879	1,130	30,778
Other non-current financial assets	7,240	203	-	-	(2,138)	5,305
Allowance	(95,786)	-	-	(78)	21	(95,843)

Held-to-maturity investments	19,568	(115)	1	1,367	(141)	20,680

Available-for-sale financial assets	19,991	5	-	(3,963)	242	16,275
Non-controlling equity interests	86,697	16	-	5	(46,110)	40,608
Other non-current financial assets	-	-	-	-	33	33
Allowance	(66,706)	(11)	-	(3,968)	46,319	(24,366)
Total	70,611	107	1	46,897	4,072	121,688

Additions/allowances-

The movement in “Loans and receivables- long term loans to associates” was due mainly to the increase in loans granted to Dédalo Grupo Gráfico, S.L.

Additions in “Loans and receivables- long term loans to third parties” included a loan to Le Monde Libre amounting to EUR 8,384 thousands.

Disposals/transfers-

In September 2011, the 15.38% stake in Iberbanda, S.A. was sold, giving rise to the derecognition of this ownership interest from “Non-controlling equity interests” and of the corresponding allowance of EUR 45,394 thousand, with a neutral effect on “Non-current financial assets.”

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

The carrying amount of the financial assets does not vary significantly from their fair value.

(9)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2011

The changes in 2011 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/10	Additions	Share of results/ Impairment losses	Transfers	Disposals	Balance at 12/31/11

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	-	(12,246)	12,246	-	-
Distributors (*)	10,421	491	672	1,803	(2,340)	11,047
Promotora de Emisoras de Televisión, S.A.	399	-	(6)	194	(587)	-
Prisa Televisión, S.A.U. and subsidiaries	582,214	-	20,040	-	(15,875)	586,379
V-me Media, Inc.	15,854	7,039	(27,019)	4,126	-	-
Other companies	4,654	2,432	(1,141)	752	(41)	6,656
Total	613,542	9,962	(19,700)	19,121	(18,843)	604,082
(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

In 2011 the Group has deteriorated its investment in V-me Media Inc., (EUR 21,291 thousands), as the value in use of the investment, calculated considering the estimated projections for the following five years and a residual value appropriated for the business, is not expected to cover it.

The Group has valued its stake in Mediaset España Comunicación, S.A. considering its value in use, according to future projections available. As a result of this analysis, no impairment has to be registered.

2010

The changes in 2010 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/09	Additions	Share of results/ Impairment losses	Transfers	Disposals	Balance at 12/31/10

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	-	(19,220)	19,220	-	-
Distributors (*)	8,148	1,307	962	1,528	(1,524)	10,421
Promotora de Emisoras de Televisión, S.A.	404	-	(5)	-	-	399
Prisa Televisión, S.A.U. and subsidiaries	687	589,883	731	-	(9,087)	582,214
V-me Media, Inc.	-	17,551	(1,697)	-	-	15,854
Other companies	4,405	537	(80,330)	80,289	(247)	4,654
Total	13,644	609,278	(99,559)	101,037	(10,858)	613,542
(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

In 2010, the addition of Prisa Televisión, S.A.U. and subsidiaries corresponds to the 17.336% investment acquired through a capital increase carried out by Mediaset España Comunicación, S.A. via contribution of 100% of the shares of Sociedad General de Televisión Cuatro, S.A. (see Note 3).

The Group consolidates its investment in Mediaset España Comunicación, S.A. by the equity method, considering its significant influence given its representation on the Board of Directors.

On November 4, 2010, Prisa Televisión, S.A.U. and Mediaset España Comunicación, S.A. signed a contract by virtue of which the former granted the latter an option to obtain certain rights in relation to DTS' management. The price at which the option was granted was EUR 5,000 thousand. The option is exercisable during the three months following the first anniversary after the acquisition of the 22% stake in DTS. The exercise of the rights granted by the option and the payment of the strike price of EUR 5,000 thousand were subjected to a condition precedent that the required authorization be obtained from the anti-trust authorities. Should the option be exercised without having been able to obtain unconditional authorization or authorization subject to inconsequential conditions, or if no agreement has been reached by the parties regarding the conditions, the shares of Mediaset España Comunicación, S.A., owned by Prisa Televisión, S.A.U. would be cancelled, with Mediaset España Comunicación, S.A. contributing its entire interest in DTS to Prisa Televisión, S.A.U., as well as paying an additional amount depending on the value of the holdings.

According to Prisa´s advisors, it is not probable that the resolution of the transaction would occur and consequently the shares owned by Prisa Televisión, S.A.U. in Mediaset España Comunicación, S.A. were cancelled and the interest of Mediaset España Comunicación, S.A. in DTS was delivered to Prisa Televisión, S.A.U.

With information as of the approval of the 2011 consolidated financial statements, it is not possible to determine the impact in Prisa’s accounts of Mediaset España Comunicación, S.A exercising the aforementioned option and being unsuccessful, with the consequent cancellation of the Group´s stake in Mediaset España Comunicación, S.A. (currently equity accounted) and the increase of the Group’s stake in DTS, to be done at the value of both entities on the date of the exercise of the option.

Moreover, the addition at V-me Media, Inc. was a result of the change in the consolidation method for the company, which was previously considered a securities portfolio but has been accounted for using the equity method since June 2010 (see note 3).

The Group accounts for its 40% investment in Dédalo Grupo Gráfico, S.L., the head of a group of companies engaging in the printing and copying of texts and mechanical binding, by the equity method. The negative value of the investment in Dédalo Grupo Gráfico, S.L. is recognized under “Long-term provisions.” In 2010, Prisa entered into a reciprocal purchase and sale agreement with the other shareholders of Dédalo Grupo Gráfico, S.L., for the shares of Dédalo Grupo Gráfico, S.L. Under this agreement, on the one hand, Prisa had a call option, not exercisable at the date of this Annual account, on the additional 60% of Dédalo Grupo Gráfico, S.L. and, on the other, the other shareholders could exercise their put option if any of the Dédalo Group companies were to become subject to insolvency proceedings. The strike price for both the options was EUR 1.

At December 31, 2011 and at December 31, 2010, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Long-term provisions” (see Note 14).

(10)	INVENTORIES

The detail of “Inventories,” in thousands of euros, at December 31, 2011 and 2010 is as follows:

	12/31/11			12/31/10
	Cost	Write-downs	Carrying amount	Cost	Write-downs	Carrying amount
Goods held for resale	3,820	(1,917)	1,903	2,148	(656)	1,492
Finished goods	289,379	(34,654)	254,725	212,944	(35,586)	177,358
Work in progress	2,005	-	2,005	1,956	-	1,956
Raw materials and other supplies	17,862	(1,092)	16,770	24,359	(2,013)	22,346
Total	313,066	(37,663)	275,403	241,407	(38,255)	203,152

“Finished goods” includes publications amounting to a net EUR 81,442 thousand (2010: EUR 78,910 thousand) and audiovisual rights amounting to a net EUR 173,283 thousand (2010: EUR 98,270 thousand) (see note 7).

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

The shares have been subscribed and are fully paid in by a depositary entity acting in a merely fiduciary capacity for and on behalf of Liberty's shareholders. This depositary entity issued “American Depositary shares” (“ADSs”) representing the Class A and Class B shares and delivered to the shareholders of Liberty. These ADSs are listed on the New York Stock Exchange. Cash proceeds for Prisa from the issue amounted to EUR 650 million.

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

Each new share subscribed in exercise of the pre-emptive subscription rights must be subscribed and paid in at the issue price; i.e. EUR 2 per share.

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

As a result of the abovementioned capital increase, Prisa's share capital at December 31, 2010 amounted to EUR 84,697,802 and is represented by:

-	443,991,020 Class A ordinary shares, at a par value of EUR 0.10 each, and
-	402,987,000 Class B convertible non-voting shares, with a par value of EUR 0.10 each.

In 2011, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa’s shareholders in an extraordinary meeting on November 27, 2010, public deeds were issued declaring the capital increase corresponding to the warrants’ first twelve exercise windows. A total of 883,138 warrants were exercised, giving rise to the subscription of a total of 883,138 new Class A ordinary shares issued at the price of EUR 2 each.

Also, in 2011, 14,776,572 Class B non-voting shares were converted into Class A ordinary shares.

Prisa’s share capital, at December 31, 2011 after such increases and conversions of shares totals EUR 84,786 thousand, represented by 459,650,730 Class A ordinary shares and 388,210,428 Class B non-voting shares, with a par value of EUR 0.1 each.

Share capital is fully subscribed and paid in.

At year-end 2011, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights
	Direct	Indirect		% of voting rights
Rucandio, S.A. (*)	-	148,859,840		32.385
Bank of America Corporation	-	13,482,068		2.933
Daiwa Securities Group Inc (**)	-	28,000,000		6.092
BNP Paribas, Societe Anonyme	15,143,403		-	3.295
BH Stores IV, B.V.	16,719,416		-	3.637
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000		3.197
Asset Value Investors Limited	-	13,425,564		2.921

(*) Rucandio, S.A.’s indirect ownership interest is instrumented through the following direct holdings:

●	Promotora de Publicaciones, S.L., holder of 87,443,838 shares, representing 19.024% of the subscribed share capital with voting rights.

●	Timón, S.A., holder of 7,928,140 shares, representing 1.725% of the subscribed share capital with voting rights.

●	Asgard Inversiones, S.L.U., holder of 35,487,164 shares, representing 7.720% of the subscribed share capital with voting rights.

●	Rucandio Inversiones SICAV, holder of 339,094 shares, representing 0.074% of the subscribed share capital with voting rights.

In addition, Rucandio, S.A.’s declared indirect stake includes 17,661,604 voting rights of the Company (3.84% of the total), linked by the Shareholder Contract of Prisa signed on December 22, 2011 (in which Rucandio indirectly holds a voting majority), the terms of which have been notified to the CNMV.

(**) Daiwa Securities Group Inc.’s indirect ownership interest is executed through Daiwa Capital Markets Europe.

b)           Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

During 2010, as a result of the abovementioned capital increases, the share premium was increased by the amount exceeding the par value of the shares issued. The share premium includes value adjustments of the financial liabilities generated by the obligation to pay a minimum annual dividend on the Class B shares, as well as the Company's potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares (see Notes 12 and 13). This share premium at December 31, 2011, amounted to EUR 437,879 thousand (December 31, 2010: EUR 409,028 thousand).

The share premium corresponding to the Class B shares issued in 2010 in accordance with the commitments assumed in the issue of the shares is non-distributable so as to cover future related commitments stemming from this class of shares (see Note 4f), until they have been converted into Class A shares and the minimum associated dividend of the Class B shares has been paid in full. This non-distributable share premium at December 31, 2011, amounted to EUR 125,131 thousand (December 31, 2010: EUR 111,113 thousand).

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

Reserve for treasury shares-

Section 142 of the Consolidated text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or cancelled.

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

e)           Accumulated profit – From prior years

The breakdown, by company, of “Accumulated profit – From prior years” at December 31, 2011 and 2010, is as follows:

	Thousands of euros
	12/31/11	12/31/10

Audiovisual	371,004	339,344
Education	285,259	211,769
Radio	201,323	195,509
Radio in Spain	183,908	184,306
International radio	17,415	11,203
Press	39,155	13,837
País	42,164	22,161
Spanish press	(3,009)	(8,324)
Other	23,987	179,889
Prisa	162,024	275,097
Other	(138,037)	(95,208)
Total accumulated profit of fully consolidated companies	920,728	940,348
Radio	(2,857)	(3,320)
International radio	(2,857)	(3,320)
Audiovisual	(2,562)	-
Other	(83,809)	(65,282)
Total accumulated loss of companies accounted for using the equity method	(89,228)	(68,602)
Total accumulated profit from prior years	831,500	871,746

Accumulated profit for the audiovisual segment includes an after-tax capital gain of EUR 453 million generated by the sale of 44% of DTS, Distribuidora de Televisión Digital, S.A. on December 28, 2010 (see Note 3).

Accumulated product in the education segment included capital gains of EUR 168 million generated by the sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital to DLJSAP, which was adjusted by the initial measurement of the financial liability generated by the obligation to pay a minimum annual dividend of USD 25.8 million to the holders of the preferred shares delivered to DLJSAP (see Notes 3 and 13).

f)           Treasury shares

The changes in “Treasury shares” in 2011 and 2010 were as follows:

	Thousands of euros
	2011			2010
	Number of shares	Amount		Number of shares	Amount
At beginning of year	3,150,000	4,804		867,306	3,044
Purchases	1,928,312	2,802		3,525,000	5,723
Sales	-		-	(1,097,306)	(3,291)
Deliveries	(2,198,809)	(3,425)		(145,000)	(510)
Reserve for treasury shares	-	(956)		-	(162)
At end of year	2,879,503	2,505		3,150,000	4,804

At December 31, 2011, Promotora de Informaciones, S.A. held a total of 2,879,503 treasury shares, representing 0.34% of its share capital.

Treasury shares are valued at market price at December 31, 2011 (0.870 euros per share) (December 31, 2010: 1.525 euros per share). The average acquisition price stood at 1.261 euros per share (December 31, 2010: 1.579 euros per share).

Deliveries of shares are detailed in note 16 of this Annual Report.

At December 31, 2011 and at December 31, 2010, the Company did not hold any shares on loan.

g)           Exchange differences

Exchange gains at December 31, 2011, amounted to EUR 9,755 thousand (December 31, 2010: exchange gains of EUR 20,213 thousand), mainly due to exchange gains generated at Grupo Santillana de Ediciones, S.L. companies located in Brazil.

h)           Translation differences

The detail, by company, of the translation differences in 2011 and 2010 is as follows:

	Thousands of euros
	12/31/11	12/31/10

GLR Chile, Ltda.	(6,323)	11,242
Grupo Santillana de Ediciones, S.L. and subsidiaries	515	(6,009)
Other	71	46
Total	(5,737)	5,279

i)           Capital management policy

The principal objective of the Group’s capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the company. Hence, at year-end 2011 the Parent restructured its bank borrowings.

The net financial debt/Ebitda ratio at December 31, 2011 was 6.31 times.

(12)	FINANCIAL DEBT

Bank borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2011 and at December 31, 2010, of the credit limits and of the scheduled maturities is as follows:

2011

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	2014	1,382,544	100,000	1,282,544
Bridge loan to Prisa	2015	1,540,882	-	1,540,882
Subordinated credit facility to Prisa	2015	134,000	-	134,000
Credit facilities	2012-2015	296,869	72,063	156,047
Loans	2012-2023	110,838	29,132	81,706
Finance leases, interest and other	2012-2015	55,647	24,148	31,497
Loan arrangement costs	2012-2015	-	(1,718)	(50,185)
Total		3,520,780	223,625	3,176,491

2010

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	2013	1,393,772	257,459	1,136,313
Bridge loan to Prisa	2013	1,553,396	-	1,553,396
Subordinated credit facility to Prisa	2013	134,000	-	134,000
Credit facilities	2011-2013	375,255	127,342	176,436
Loans	2011-2023	23,907	22,578	1,329
Finance leases, interest and other	2011-2015	12,574	9,260	3,314
Loan arrangement costs	2011-2013	-	(5,530)	(73,598)
Total		3,492,904	411,109	2,931,190

Bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2011, 98.92% were denominated in euros and the remainder in foreign currencies (98.64% at December 31, 2010).

The average interest rates on the Group’s bank borrowings were 3.66% in 2011 and 2.67% in 2010.

The Group considers that the current fair value of the bank borrowings amounts to EUR 3,347,368 thousand.

Syndicated loan and credit facility-

In June 2007, Prisa entered into a syndicated loan and credit facility with a group of 39 banks for a maximum amount of EUR 2,050,000 thousand, consisting of a long-term loan amounting to EUR 1,675,000 thousand and a revolving facility of EUR 375,000 thousand drawable throughout the term of the loan.

Repayment of the loan commenced in 2007. With respect to the remaining balance of the loan at December 31, 2010, the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A., were used to repay EUR 11,228 thousand in 2011 in advance. The remainder of outstanding loan at December 31, 2011 amounted to EUR 1,382,544 thousand.

This syndicated loan is tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

Bridge loan-

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

On July 18, 2008, the Parent signed the renewal of the bridge loan amounting to EUR 1,948,935 thousand until March 31, 2009. In August 2008, EUR 113,098 thousand of this bridge loan were repaid.

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

On April 19, 2010, Prisa signed a refinancing master agreement with its creditor banks by which the maturity date of the bridge loan was extended until May 19, 2013.

Regarding the bridge loan, and as a result of the mentioned renewals, Prisa agreed with the financial entities participating in the loan to pay a variable amount in cash, depending on the listed price of the ordinary shares from the date of the final agreement (April 19, 2010) until the loan falls due.

During 2011, EUR 12,514 thousand of the bridge loan was paid off, in advance with the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A.

Subordinated credit facility-

On December 20, 2007, the Parent arranged a subordinated credit facility of EUR 200,000 thousand bearing interest at a market rate.

The Company has arranged interest rate hedges which establish interest rate caps.

The “subordination” of this financing lies basically in the fact that the repayment of any amount owed thereunder will be conditional upon compliance with the payment obligations at any given time under the aforementioned syndicated loan granted to Prisa by a syndicate of banks.

At December 31, 2011, the balance drawn down was EUR 134,000 thousand, which relates to the definitive amount of this credit facility after the Company requested a reduction in the limit thereof.

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

Credit facilities-

“Credit facilities” includes mainly the amounts drawn down against credit facilities used to finance the Prisa Group companies’ operating requirements in Spain through cash-pooling. The total amount of borrowing facilities with maturities exceeding one year is EUR 156,047 thousand, and is recognized under "Non-current bank borrowings" on the accompanying consolidated balance sheet. Borrowing facilities maturing in 2012 total EUR 72,063 thousand, and are recognized under "Current bank borrowings" on the accompanying consolidated balance sheet. The interest rate applicable to these credit facilities is Euribor plus a market spread.

At year-end 2011, the syndicated loan and credit facility, the bridge loan, some bilateral loans, counterparties of hedges and the subordinated credit facility are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L., and Vertix, SGPS, S.A.

In 2010, the Parent pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The syndicated loan and credit facility, and the bridge loan establish that Grupo Prisa must comply with certain financial ratios which were renewed on December 26, 2011 in order to adapt them to the Group’s new financial position. The Group’s directors consider that the covenants established in these contracts were fulfilled at December 31, 2011.

Refinancing agreement-

On December 26, 2011, Prisa signed an agreement to refinance its bank borrowings, comprising the syndicated loan, the bridge loan, the subordinated credit facility and a series of bilateral loans.

The current conditions for the different bank borrowings after the refinancing are as follows:

-
The transformation of the syndicated loan into a bullet loan with a single maturity of March 19, 2014. In addition, subject to the fulfilment of certain targets, such as the issue of a bond, maturity may be deferred to December 19, 2014.

-
The maturity of the bridge loan, which does not provide for partial repayments, and of some of the bilateral loans, was extended to January 15, 2015. Also subject to the same targets, the maturity of these loans may be extended to September 19, 2015.

-	The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the conditions for extending the other loans are in place.
-	Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.
-	Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

Conditions of these loans have been analyzed and there are no significant changes with respect to the previous situation.

Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2011, the Prisa Group held interest rate derivatives, foreign currency hedges and share options.

The objective of these interest rate hedges is to mitigate, by arranging swaps and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on borrowings.

“Non-current financial liabilities” and “Current financial liabilities” on the accompanying consolidated balance sheet include at year-end the market value of the various financial instruments.

The fair value of the outstanding derivatives at December 31, 2011 was a negative EUR 3,327 thousand (2010: negative EUR 15,742 thousand), of which EUR 2,500 thousand related to the negative fair value of interest rate derivatives, EUR 1,027 thousand to the positive fair value of foreign currency hedges and EUR 1,854 thousand to the negative fair value of the share options.

Interest rate derivatives-

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

The interest rate derivatives arranged by the Prisa Group at December 31, 2011 and at December 31, 2010, and their fair values at that dates are as follows (in thousands of euros):

2011-
					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2012	Outstanding at 2013
Prisa	Swap	2013	134,000	(1,317)	134,000	134,000
Media Global SGPS	Collar	2012	50,000	(1,183)	50,000	-
		Total	184,000	(2,500)	184,000	134,000

2010-

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2011	Outstanding at 2012	Outstanding at 2013
Prisa	Swap “Leónidas”	2011	195,000	(2,315)	117,750	-	-
Prisa	Collar “Leónidas”	2011	507,000	(4,517)	306,150	-	-
Prisa	IRS	2013	134,000	(915)	134,000	134,000	134,000
Media Global SGPS	Collar	2012	50,000	(2,083)	50,000	50,000	-
		Total	886,000	(9,830)	607,900	184,000	134,000

The outstanding interest rate derivatives at December 31, 2011 and 2010, had negative fair values of EUR 2,500 thousand and EUR 9,830 thousand, respectively.

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

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (before tax)	12/31/11	12/31/10
+0.5% (Increase in interest rate curve)	936	1,832
-0.5% (Decrease in interest rate curve)	(936)	(3,198)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

The Group considers that interest rates will probably fluctuate by 0.5% over the period analyzed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 16,538 thousand during 2012, based on the expected maturities and the Group’s intention to renew certain bank credit facilities.

Foreign currency derivatives-

In 2011 and 2010, the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

2011-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Editora Moderna, Ltda.	Forward	2012	4,200	3,246	385
Editora Moderna, Ltda.	Forward	2012	4,000	3,091	367
Editora Moderna, Ltda.	Forward	2012	3,000	2,319	275
Santillana del Pacífico, S.A. de Ediciones	Forward	2012	400	309	-
Santillana del Pacífico, S.A. de Ediciones	Forward	2012	400	309	-
Total			12,000	9,274	1,027

2010-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Editora Moderna, Ltda.	Forward	2011	1,090	830	(52)
Editora Moderna, Ltda.	Forward	2011	7,500	5,710	(201)
Santillana del Pacífico, S.A. de Ediciones	Forward	2011	1,000	761	-
Santillana del Pacífico, S.A. de Ediciones	Forward	2011	1,000	761	-
Total			10,590	8,062	(253)

The Prisa Group recognized a finance income of EUR 1.027 thousand in this connection in the consolidated income statement for 2011 (finance cost of EUR 253 thousand in 2010).

Analysis of sensitivity to exchange rates

The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the EUR/USD and USD/BRL exchange rates.

Following is a detail, in thousands of euros, of the sensitivity (changes in fair value) of the foreign currency hedges:

Sensitivity (before tax)	12/31/11	12/31/10
+10% (increase in USD exchange rate)	2,634	1,006
-10% (increase in USD exchange rate)	(918)	(641)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group’s liquidity in 2011 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

	Thousands of euros
Maturity	Interest rate derivatives	Foreign currency derivatives
Within 3 months	(431)	1,027
From 3 to 6 months	(522)	-
From 6 to 9 months	(561)	-
From 9 to 12 months	(585)	-
From 1 to 2 years	(401)	-
From 2 to 3 years	-	-
After 3 years	-	-

Liquidity risk-

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2011 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlyings calculated based on the interest rate curves at the end of 2011.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	187,609	0.79%
From 3 to 6 months	47,556	0.48%
From 6 to 9 months	48,531	0.46%
From 9 to 12 months	41,197	0.47%
From 1 to 2 years	154,743	0.55%
From 2 to 3 years	1,393,778	0.85%
After 3 years	1,811,045	1.42%
Total	3,684,459

Share options-

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. At December 31, 2011, the fair value of this liability stands at EUR 74,758 thousand and is recognized under “Non-current financial liabilities” in the accompanying consolidated balance sheet. The Black-Scholes Method was used to determine fair value.

Other share options

At December 31, 2011, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa’s ordinary shares, amounted to EUR 1,854 thousand.

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels based on the degree to which the fair value is observable.

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (unobservable inputs).

The Prisa Group’s interest rate and foreign currency derivatives are classified as level-2 derivatives.

(13)	FINANCIAL LIABILITIES

“Financial liabilities” includes the amount of the derivatives described in Note 12, as well as the following:

Financial liability from the minimum Class B dividend

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B shares; their holders had the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted. Therefore, at year-end 2010, the Company recognized a financial liability net of arrangement expenses totaling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option. At December 31, 2011 the obligation was valued at EUR 177,197 thousand.

Financial liability from the minimum annual dividend from DLJSAP’s investment in Grupo Santillana de Ediciones, S.L

The sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital in 2010 included the obligation to pay a preferential dividend of at least USD 25.8 million per year. Therefore, at December 31, 2011, the Group recognized a financial liability of EUR 110,916 thousand (December 31, 2010: EUR 107,405 thousand), calculated as the present value of the preferential annual dividends discounted at the interest rate applicable to credit instruments with similar characteristics. These liabilities are in USD, and therefore, differences arising from exchange rate fluctuations are recognized as finance income or cost in the consolidated income statement.

Financial liability from the sale of 10% of Grupo Media Capital, SGPS, S.A.

In February 2011, the Group recognized a financial liability for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand. The sale was not recognized for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership.

(14)	LONG-TERM PROVISIONS

The detail of the changes in 2011 and 2010 in “Non- Current Liabilities – Provisions” is as follows:

2011-	Thousands of euros
	Balance at 12/31/10	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/11

For taxes	11,408	(6)	-	184,547	(8,132)	(55)	187,762
For third-party liability and other	174,184	(251)	30	3,959	(13,942)	4,778	168,758
Total	185,592	(257)	30	188,506	(22,074)	4,723	356,520

2010-

	Thousands of euros
	Balance at 12/31/09	Translation adjustment	Charge for the year	Amounts used	Transfers	Balance at 12/31/10

For taxes	16,958	13	1,366	(6,930)	1	11,408
For third-party liability and other	73,192	302	5,132	(5,478)	101,036	174,184
Total	90,150	315	6,498	(12,408)	101,037	185,592

The “Provision for taxes” relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies. (See Note 20).

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

The breakdown of the total additions to long- term provisions charged to the consolidated income statement for 2011, 2010 and 2009 is as follows:

	Thousands of euros
	2011	2010	2009

Termination benefits	1,412	446	19
Other staff costs	1,213	1,591	473
Taxes	184,547	1,366	602
Other	1,334	3,095	2,949
Total	188,506	6,498	4,043

At December 31, 2011 and December 31, 2010, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Non-current liabilities - Provisions” in the accompanying consolidated balance sheet, the detail being as follows (see Note 9):

	Thousands of euros
	2011	2010
Dédalo Grupo Gráfico, S.L. and subsidiaries	64,178	51,931
V-me Media Inc	4,126	-
WSUA Broadcasting Corporation	1,072	1,033
Distributors (*)	3,467	1,663
Green Emerald Business, Inc.	784	683
Other	81,637	80,833
Total	155,264	136,143

(*) Distrimedios, S.L., Gelesa Gestión Logística, S.L., Logintegral Distribución Madrid, S.L.U. y Comercial de Prensa Siglo XXI, S.A.

In 2010, management of the Group decided to recognize a provision amounting to approximately EUR 80 million to cover certain risks and possible restructuring expenses at associates. This provision was recognized under “Result of companies accounted for using the equity method” on the accompanying consolidated income statement (see Note 9). At December 31, 2011, this provision has not been applied

(15)	OPERATING INCOME

The breakdown of income from the Group’s main business lines is as follows:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Revenue from subscribers	887,092	913,105	1,002,043
Advertising sales and sponsorship	620,063	673,702	652,652
Sales of books and training	697,881	625,877	600,466
Newspaper and magazine sales	168,744	180,396	193,248
Sales of add-ons and collections	23,151	30,953	44,395
Sale of audiovisual rights and programs	88,236	87,739	251,387
Intermediation services	20,985	25,393	32,146
Broadcasting services	17,260	19,860	24,072
Other services	117,869	130,748	123,325
Revenue	2,641,281	2,687,773	2,923,734
Income from non-current assets	20,263	32,888	6,072
Other income	62,906	102,070	45,314
Other income	83,169	134,958	51,386
Total operating income	2,724,450	2,822,731	2,975,120

The most significant barter transactions occurred under “Advertising sales and sponsorship” and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 8,936 thousand in 2011 (2010: EUR 9,022 thousands; 2009: EUR 10,535 thousands).

“Income from non-current assets” mainly includes the result of the sale of Canal Viajar and the dissolution of Canal+ Investment Inc. made by Prisa TV, amounting to EUR 12,288 thousands and EUR 5,378 thousands respectively.

(16)	OPERATING EXPENSES

Staff costs

The detail of “Staff costs” is as follows:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Wages and salaries	483,272	477,213	473,676
Employee benefit costs	93,667	94,524	95,911
Termination benefits	77,213	1,055	11,654
Share-based payment costs	-	-	694
Other employee benefit costs	20,170	19,289	18,817
Total	674,322	592,081	600,752

Cost of termination benefits corresponds to the restructuring plan addressed by the group in all business segments and geographical areas during 2011.

The average number of employees at the Group, by professional category, was as follows:

	12/31/2011	12/31/2010	12/31/2009

Executives	486	484	541
Middle management	1,526	1,564	1,600
Other employees	11,147	11,837	12,846
Total	13,159	13,885	14,987

In 2010, the Group began calculating sales reps as staff, which are calculated as equivalent employees in order to keep criteria used for calculating average staff consistent; the average number of employees in the Group in 2009 amounted to 15,212.

The breakdown of the workforce, by gender, was as follows:

	12/31/2011		12/31/2010		12/31/2009
	Women	Men	Women	Men	Women	Men
Executives	142	344	137	347	143	398
Middle management	561	965	574	990	598	1,003
Other employees	5,583	5,564	5,839	5,998	6,447	6,398
Total	6,286	6,873	6,550	7,335	7,188	7,799

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

The Extraordinary General Shareholders’ Meeting held on November 27, 2010, authorized the 2010-2013 Share/Stock Options Delivery Plan, consisting of the delivery of Prisa shares and/or share options to the directors and executives of the Prisa Group, for 2010, 2011, 2012 and 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the Board of Directors, the Company directors will receive 40% of their fixed remuneration for belonging to the Board in Company shares. The Company has recognized an expense for this plan in the income statement for 2011 in the amount of EUR 480 thousand. The number of shares delivered is 188,081 (see Note 11f).

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying consolidated income statement.

During 2011 the Chief Executive Officer of Prisa has received EUR 5,014 thousands by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros per share. This extraordinary compensation is linked to the success of the recapitalization of the Company and was communicated to the CNMV at the time of the delivery, being also reported in the financial information of the first half of 2011 (see Note 11f).

Additionally, during 2011 660,728 shares have also been delivered to the CEO, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the accompanying consolidated income statement as a personal expense, equivalent to 220,242 shares.

In June 2011, the Nomination and Remuneration Committee approved a multiyear, Long-Term Incentive Scheme, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals.

Prisa has recognized an expense on the income statement for 2011 in the amount of EUR 1,845 thousand.

Outside services

The detail of “Outside services” in 2011, 2010 and 2009 is as follows:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Independent professional services	174,877	170,877	147,732
Leases and fees	138,195	126,075	128,718
Advertising	114,768	111,935	100,824
Intellectual property	67,899	55,054	82,293
Transport	63,913	68,919	74,441
Other outside services	229,161	261,640	238,806
Total	788,813	794,500	772,814

Fees paid to auditors

The fees for financial audit services relating to the 2011 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,441 thousand (2010: EUR 2,170 thousand; 2009: EUR 1,877 thousand), of which EUR 482 thousand relate to Prisa (2010: EUR 486 thousand); this amount includes EUR 279 thousand for the 2011 audit of the consolidated group (2010: EUR 350 thousands), in keeping with PCAOB audit procedures. Additionally, during 2010, Deloitte conducted the 2007, 2008, and 2009 audits of the consolidated group in accordance with PCAOB audit procedures; the fees for this service totaled EUR 1,580 thousand.

Also, the fees relating to other auditors involved in the 2011 audit of the various Group companies amounted to EUR 343 thousand (2010: EUR 383 thousands; 2009: EUR 324 thousands).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2011		2010		2009
	Principal auditor	Other audit firms	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	281	-	444	261	415	5
Tax advisory services	405	170	264	65	356	61
Other services	447	2,802	1,691	927	514	1,859
Other professional services	1,133	2,972	2,399	1,253	1,285	1,925

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

Year	Thousands of euros

2012	80,115
2013	77,680
2014	78,562
2015	78,532
2016	76,727
2017 and beyond	727,149
1,118,765

The main characteristic of the leases for the buildings on Gran Vía 32, Miguel Yuste and Caspe are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. The duration of the Tres Cantos lease is 20 years, which is renewable for four consecutive periods of five years each. In 2011, the lease expense relating to these buildings amounted to EUR 30,826 thousand (2010: EUR 22,748 thousands; 2009: EUR 12,887 thousands) and was recognized under “Outside services - Leases and fees.”

Radio frequencies are leased from Media Latina for a term of ten years, renewable for a consecutive period of a further ten years. The lease expense for 2011 in this connection amounted to EUR 7,272 thousand (2010: EUR 5,838 thousands; 2009: EUR 5,935 thousands) recognized under “Outside services - Leases and fees.”

The lease for the provision of satellite broadcasting services expires in 2017. The expense relating to these services amounted to EUR 52,940 thousand in 2011 (2010: EUR 43,936 thousands; 2009: EUR 73,315 thousands), which is recognized under “Outside services - Leases and fees”.

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Provision for bad debt	27,947	24,744	29,850
Change in inventory write-downs	16,723	12,480	22,302
Change in provision for sales returns	501	(14)	2,976
Total	45,171	37,210	55,128

(17)	FINANCIAL LOSS

The detail of “Financial Loss” in the consolidated income statements is as follows:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Income from current financial assets	839	835	437
Finance income from hedging transactions	705	-	454
Income from equity investments	395	284	262
Other finance income	5,357	7,646	14,605
Finance income	7,296	8,765	15,758
Interest on debt	(124,653)	(123,559)	(173,146)
Finance costs on hedging transactions	(8,445)	(16,374)	(33,188)
Adjustments for inflation	(699)	(990)	(1,243)
Other finance costs	(71,356)	(37,846)	(44,530)
Finance costs	(205,153)	(178,769)	(252,107)
Exchange gains	24,186	25,821	18,456
Exchange losses	(28,067)	(23,705)	(18,561)
Exchange differences (net)	(3,881)	2,116	(105)
Change in fair value of financial instruments	6,586	8,677	22,185
Financial loss	(195,152)	(159,211)	(214,269)

In 2011, “other finance cost” mainly included the updating of the financial liability registered for the minimum Class B dividend.

(18)	DISCONTINUED OPERATIONS

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

Thousands of euros

Operating income	240,410
Operating expenses	(269,374)
Loss from operations	(28,964)
Financial loss	2,308
Result of companies accounted for using the equity method	340
Loss before tax from continuing operations	(26,316)
Income tax	16,257
Result attributable to non-controlling interests	171
Loss after tax from discontinued operations	(9,888)

(19)	BUSINESS SEGMENTS

Segment reporting is structured on a primary basis by business segment and on a secondary basis by geographical segment.

The business segments were determined based on the Prisa Group’s organizational structure at year-end 2011 considering the nature of the products and services offered, and the customer segments which they target. The Spanish free-to-air TV business segment was restructured in 2010. This entailed the spin-off to Sociedad General de Televisión Cuatro, S.A. of the operation of the “Cuatro” free-to-air network and the related businesses carried out by Sogecable Media, S.L., Sogecable Editorial, S.L. and Compañía Independiente de Noticias de TV, S.L. As a result, the Group decided to present the audiovisual business as a separate segment, as due to its strategic profile, it required separate treatment and monitoring. After the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, the results in 2010 and 2009 (in accordance with IFRS 5) from the Spanish free-to-air TV business segment are included in “Loss after tax from discontinued operations” together with the proceeds from the sale (see Notes 3 and 6).

Prisa’s operations are divided into four main businesses:

-	Audiovisual, which obtains revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production;
-	Education, which includes primarily the sale of general publishing and educational books;
-	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and
-	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions and distribution;

Segment information about these businesses for 2011, 2010 and 2009 is presented below:

	AUDIOVISUAL			EDUCACION			RADIO			PRESS			OTHER			ELIMINATIONS AND ADJUSTMENTS			PRISA GOUP
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

Operating income	1,241,185	1,372,401	1,529,454	720,393	642,252	616,885	376,772	405,522	377,166	390,012	420,347	431,457	101,598	96,926	87,308	(105,510)	(114,717)	(67,150)	2,724,450	2,822,731	2,975,120
- External sales	1,206,862	1,321,866	1,519,988	715,553	638,884	613,307	368,469	395,176	364,238	358,633	315,398	429,414	41,762	120,737	25,680	33,171	30,670	22,493	2,724,450	2,822,731	2,975,120
- Inter-segment sales	34,323	50,535	9,466	4,840	3,368	3,578	8,303	10,346	12,928	31,379	104,949	2,043	59,836	(23,811)	61,628	(138,681)	(145,387)	(89,643)	0	0	0

Operating expenses	(1,119,796)	(1,177,964)	(1,313,219)	(616,407)	(536,791)	(526,881)	(351,588)	(315,458)	(295,139)	(373,532)	(378,051)	(403,456)	(668,617)	(198,031)	(119,320)	369,755	119,716	63,359	(2,760,185)	(2,486,579)	(2,594,656)
- Cost of materials used	(533,690)	(564,527)	(655,636)	(187,198)	(160,101)	(170,270)	(2,401)	(3,412)	(3,297)	(105,067)	(111,830)	(125,242)	(842)	(4,007)	(12,605)	5,078	4,654	3,406	(824,120)	(839,223)	(963,644)
- Staff costs	(182,160)	(173,950)	(187,951)	(161,837)	(148,212)	(143,013)	(153,281)	(119,054)	(113,358)	(105,117)	(100,843)	(112,011)	(71,852)	(49,540)	(42,685)	(75)	(482)	(1,734)	(674,322)	(592,081)	(600,752)
- Depreciations and amortisation charge	(95,515)	(100,112)	(124,550)	(44,816)	(41,714)	(40,964)	(14,664)	(14,328)	(13,966)	(9,915)	(9,957)	(11,164)	(6,621)	(5,034)	(5,389)	200	782	(179)	(171,331)	(170,363)	(196,212)
- Outside services	(290,541)	(325,108)	(332,091)	(201,160)	(167,336)	(151,376)	(169,469)	(174,918)	(160,462)	(139,749)	(149,816)	(142,486)	(89,161)	(66,841)	(51,306)	101,267	89,519	64,907	(788,813)	(794,500)	(772,814)
- Change in operating provisions	(8,036)	(11,095)	(17,610)	(18,205)	(15,844)	(17,087)	(11,757)	(3,673)	(4,033)	(5,907)	(4,255)	(12,373)	(1,267)	(2,343)	(3,870)	517	0	(155)	(44,655)	(37,210)	(55,128)
- Other expenses	(9,854)	(3,172)	4,619	(3,191)	(3,584)	(4,171)	(16)	(73)	(23)	(7,777)	(1,350)	(180)	(498,874)	(70,266)	(3,465)	262,768	25,243	(2,886)	(256,944)	(53,202)	(6,106)

Profit from operations	121,389	194,437	216,235	103,986	105,461	90,004	25,184	90,064	82,027	16,480	42,296	28,001	(567,019)	(101,105)	(32,012)	264,245	4,999	(3,791)	(35,735)	336,152	380,464

Finance income	2,302	6,566	14,258	3,948	2,913	2,604	1,003	809	1,215	1,494	963	1,168	150,429	144,222	148,648	(145,050)	(137,095)	(152,589)	14,126	18,378	15,304
Finance costs	(18,793)	(23,849)	(58,762)	(27,035)	(22,416)	(10,489)	(2,186)	(3,685)	(2,893)	(499)	(704)	(480)	(189,090)	(162,731)	(173,714)	32,204	33,683	16,870	(205,399)	(179,706)	(229,468)
Exchange differences (net)	1,424	(4,516)	4,478	(5,137)	9,393	(3,372)	(153)	1,885	(1,227)	(210)	(27)	(100)	101	(142)	38	96	(4,476)	78	(3,879)	2,117	(105)
													0	0	0
Financial profit (loss)	(15,067)	(21,799)	(40,026)	(28,224)	(10,110)	(11,257)	(1,336)	(991)	(2,905)	785	232	588	(38,560)	(18,655)	(25,028)	(112,750)	(107,888)	(135,641)	(195,152)	(159,211)	(214,269)

Result of companies accounted for using the equity method	(2,215)	(594)	(299)	(236)	(164)	0	(181)	(25)	(169)	(123)	996	2,567	0	0	0	(16,940)	(99,766)	(22,257)	(19,695)	(99,553)	(20,158)
													0
Loss from other investments	0	0	0	0	0	0	(6)	(42)	(592)	0	(4,361)	(3,195)	(17,659)	(105,275)	(22,152)	23,532	105,376	21,683	5,867	(4,302)	(4,256)

Profit before tax from continuing operations	104,107	172,044	175,910	75,526	95,187	78,747	23,661	89,006	78,361	17,142	39,163	27,961	(623,238)	(225,035)	(79,192)	158,087	(97,279)	(140,006)	(244,715)	73,086	141,781
													0	0	0
													0	0	0
Income tax	1,927	(49,028)	(67,141)	(22,041)	(30,382)	(27,753)	(7,771)	(22,027)	(21,752)	(3,117)	(10,925)	(7,909)	(121,714)	(36,113)	47,778	4,743	75,451	9,709	(147,973)	(73,024)	(67,068)

Profit from continuing operations	106,034	123,016	108,769	53,485	64,805	50,994	15,890	66,979	56,609	14,025	28,238	20,052	(744,952)	(261,148)	(31,414)	162,830	(21,828)	(130,297)	(392,688)	62	74,713

Profit after tax from discontinued operations	0	336,160	(6,959)	(2,428)	(2,105)	(1,654)	0	0	0	(758)	(608)	(1,276)	0	0	0	540	(368,458)	1	(2,646)	(35,011)	(9,888)

Consolidated profit for the year	106,034	459,176	101,810	51,057	62,700	49,340	15,890	66,979	56,609	13,267	27,630	18,776	(744,952)	(261,148)	(31,414)	163,370	(390,286)	(130,296)	(395,334)	(34,949)	64,825

Non-controling interests	(25,523)	(1,444)	13,981	439	738	(56)	(3,976)	(4,619)	(2,504)	(3,093)	(2,929)	(1,806)	(46)	(36)	(44)	(23,685)	(29,631)	(23,917)	(55,884)	(37,921)	(14,346)

Profit atributable to the Parent	80,511	457,732	115,791	51,496	63,438	49,284	11,914	62,360	54,105	10,174	24,701	16,970	(744,998)	(261,184)	(31,458)	139,685	(419,917)	(154,213)	(451,218)	(72,870)	50,479

BALANCE SHEET

Assets	3,033,287	3,136,159	2,983,319	573,677	559,885	515,523	533,020	560,617	535,977	345,208	331,000	339,592	5,894,539	6,269,004	6,178,118	(2,501,207)	(2,705,211)	(2,359,477)	7,878,524	8,151,454	8,193,052
- Non- current except investments accounted for using the equity method	1,339,216	1,393,537	1,675,161	226,774	206,074	190,004	365,052	363,615	341,597	121,533	111,812	123,292	5,434,806	5,742,313	5,817,325	(1,912,759)	(2,137,404)	(1,740,257)	5,574,622	5,679,947	6,407,122
- Investments accounted for using the equity method	587,667	594,409	1,091	96	168	0	(1,721)	(1,498)	194,272	11,334	12,159	11,630	0	0	0	6,706	8,304	(193,349)	604,082	613,542	13,644
- Current	1,106,404	1,148,213	1,041,921	346,807	350,110	325,519	169,564	198,380	108	212,341	207,029	204,232	459,733	526,691	360,793	(595,153)	(576,111)	(417,675)	1,699,696	1,854,312	1,514,898
- Assets classified as held for sale	0	0	265,146	0	3,533	0	125	120	0	0	0	438	0	0	0	0	0	(8,196)	125	3,653	257,388

Equity and liabilities	3,033,287	3,136,159	2,983,319	573,677	559,885	515,523	533,020	560,617	535,977	345,208	331,000	339,592	5,894,539	6,269,004	6,178,118	(2,501,207)	(2,705,211)	(2,359,477)	7,878,524	8,151,454	8,193,052
- Equity	1,910,879	1,824,407	515,328	144,778	162,114	247,215	369,527	402,467	369,825	165,320	162,533	138,782	1,118,863	1,837,163	1,505,978	(1,491,332)	(1,738,499)	(1,404,109)	2,218,035	2,650,185	1,373,019
- Non-current	124,169	149,355	735,775	158,792	150,825	24,567	10,979	10,104	15,110	2,076	1,056	1,883	3,954,604	3,603,689	1,907,205	(368,291)	(388,533)	(333,074)	3,882,329	3,526,496	2,351,466
- Current	998,239	1,162,397	1,524,393	270,107	246,946	243,741	152,514	148,046	151,042	177,812	167,411	198,927	821,072	828,152	2,764,935	(641,584)	(578,179)	(619,905)	1,778,160	1,974,773	4,263,133
- Liabilities classified as held for sale	0	0	207,823	0	0	0	0	0	0	0	0	0	0	0		0	0	(2,389)	0	0	205,434

*"Other" includes  Prisa Brand Solutions, Digital, 0Promotora de Informaciones, S.A., Prisaprint, S.L., Promotora de Actividades América 2010, S.L., Prisa División Inmobiliaria, S.L., Prisa Inc., Prisa División Internacional, S.L.; Prisa Finance (Netherlands) BV, GLP Colombia, Ltda. y Vertix, SGPS, S.A.

The detail of capex in 2011, 2010 and 2009 by business segment is as follows (in thousands of euros):

	Thousands of euros
	2011			2010			2009
	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total
Audiovisual	57,421	58,958	116,379	64,363	57,670	122,033	12,598	44,259	56,857
Education	11,926	55,524	67,450	4,647	50,590	55,237	2,573	43,806	46,379
Radio	5,765	2,360	8,125	7,690	10,932	18,622	8,068	5,291	13,359
Press	529	3,183	3,712	2,460	4,804	7,264	5,890	1,963	7,853
Other	1,312	21,000	22,312	564	2,289	2,853	710	2,839	3,549
TOTAL	76,953	141,025	217,978	79,724	126,285	206,009	29,839	98,158	127,997

In relation to the audiovisual segment, the breakdown, by business line, of the main items under “Profit/(loss) from operations” is as follows:

	Thousands of euros
	2011			2010			2009
	Pay television	Free-to-air television	Other	Pay television	Free-to-air television	Other	Pay television	Free-to-air television	Other
Revenue	988,563	149,024	76,524	1,035,733	155,983	78,066	1,244,633	183,790	91,565
Other income	22,715	1,165	3,194	98,256	886	3,477	4,728	2,864	1,874
TOTAL OPERATING INCOME	1,011,278	150,189	79,718	1,133,989	156,869	81,543	1,249,361	186,654	93,439

Cost of materials used	(506,699)	(23,122)	(3,869)	(535,772)	(16,364)	(12,391)	(628,826)	(19,066)	(7,744)
Staff costs	(114,138)	(25,067)	(42,955)	(108,509)	(23,468)	(41,973)	(102,971)	(34,776)	(50,204)
Other operating expenses	(294,869)	(34,181)	(74,896)	(315,644)	(33,952)	(89,891)	(330,282)	(46,595)	(92,755)
TOTAL OPERATING EXPENSES	(915,706)	(82,370)	(121,720)	(959,925)	(73,784)	(144,255)	(1,062,079)	(100,437)	(150,703)

PROFIT/(LOSS) FROM OPERATIONS	95,572	67,819	(42,002)	174,064	83,085	(62,712)	187,282	86,217	(57,264)

At December 31, 2011 and 2010, the non-current and current assets and liabilities directly related to the free-to-air TV business, as well as the current assets and liabilities directly allocable to that business, correspond to the free-to-air Grupo Media Capital “TVI”. The related amounts are as follows:

	12/31/2011	12/31/2010
Non-current assets	22,748	132,939
Current assets	97,735	38,840
Current liabilities	(81,480)	(84,223)

At December 31, 2011 EUR 54,593 thousands have been transferred from audiovisual rights to inventories (see note 7). Additionally, non-current assets corresponding to the free-to-air business of Media Capital have diminished as a consequence of the merger of Kimberley Trading, S.A. and Media Global, SGPS, S.A.

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

The breakdown of certain of the Group’s consolidated balances based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros
	Revenue			Other income			Profit/(loss) before non-controlling interests and tax
	2011	2010	2009	2011	2010	2009	2011	2010	2009

Europe	1,975,446	2,106,231	2,647,693	73,960	128,561	46,246	(359,625)	(29,949)	64,793
Spain	1,776,041	1,905,259	2,427,075	70,496	125,193	42,309	(395,847)	(41,623)	22,207
Rest of Europe	199,405	200,972	220,618	3,464	3,367	3,937	36,222	11,674	42,586

America	665,835	581,542	507,412	9,209	6,397	7,233	114,910	103,035	65,506
Total	2,641,281	2,687,773	3,155,105	83,169	134,958	53,479	(244,715)	73,086	130,299

	Thousands of euros
	Non-current assets (*)			Total assets
	2011	2010	2009	2011	2010	2009

Europe	4,676,153	4,966,425	4,863,885	7,305,629	7,577,468	7,707,597
Spain	4,483,084	4,715,976	4,601,414	6,988,294	7,258,263	7,356,848
Rest of Europe	193,069	250,449	262,471	317,335	319,205	350,749

America	214,168	210,423	185,843	572,895	573,986	485,455
Total	4,890,321	5,176,848	5,049,728	7,878,524	8,151,454	8,193,052

(*) Include property, plant and equipment, goodwill, intangible assets, investment accounted for using the equity method and other non-current assets.

(20)	TAX MATTERS

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

As a result of disinvestments carried out in the audiovisual segment during 2010, Prisa Televisión, S.A.U. subsidiaries were excluded from the consolidated tax group of which Promotora de Informaciones, S.A. is the parent. During the year, said subsidiaries, given that they meet the requirements established in the legislation governing the taxation of the consolidated profit of corporate groups, have, with effect starting in 2011, filed consolidated income tax returns in Spain. As a result, DTS Distribuidora de Television Digital, S.A. is the parent of tax group number 136/11, which is composed of all the subsidiaries that meet the statutory requirements (see Appendix I).

Also, on January 1, 2009, Prisa Radio, S.L. created its own consolidated tax group in Spain, identified with number 194/09, which also comprises the subsidiaries that meet the statutory requirements (see Appendix I).

In addition, on January 1, 2011, Grupo Cronos Distribución integral, S.L. created its own consolidated tax group in Spain, identified with number 445/11, which also comprises the subsidiaries that meet the statutory requirements (see Appendix I).

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

In 2011 and prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Chapter VIII of Title VII of the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of March 5. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of tax credits for the reinvestment of extraordinary income under Article 21 of repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this Law are made in the notes to the financial statements of the corresponding companies.

In the financial statements for 2008, 2009, and 2010, several Group companies took the tax credit for reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law amounting to EUR 179,935 thousand, EUR 1,226 thousand and EUR 41,805 thousand, respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved.

At the time of the filing, in July 2011, of the 2010 income tax statement, several companies availed themselves of the tax credit for the reinvestment of extraordinary income and applied the reinvestment tax credit to income amounting to EUR 559,498 thousand, having fulfilled, in the year in which the income was obtained, the obligation to reinvest the sale price in the acquisition of property, plant and equipment, intangible assets, and financial assets, in accordance with the terms established by the tax legislation.

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

a)           Reconciliation of the accounting profit to the taxable profit

The following table shows a reconciliation of the result of applying the current standard tax rate in Spain to consolidated net accounting profit, calculated under International Financial Reporting Standards, to the consolidated Group’s income tax expense for 2011, 2010 and 2009.

	Income statement
	2011	2010	2009
CONSOLIDATED NET PROFIT UNDER IFRSs	(244,715)	73,086	141,781
Tax charge at 30%	(73,415)	21,926	42,534

Consolidation adjustments	74,804	17,534	6,626
Permanent differences (1)	(4,499)	34,961	15,461
Tax loss carryforwards	-	(780)	(1,610)
Tax credits and tax relief (2)	(1,952)	(4,566)	(487)
Effect of applying different tax rates (3)	1,247	(8,178)	(1,210)
INCOME TAX	(3,815)	60,897	61,314

ADJUSTMENT OF PRIOR YEARS' TAX (4)	146,171	6,611	521
FOREIGN TAX EXPENSE (5)	4,092	3,820	2,191
EMPLOYEE PROFIT SHARING (6)	1,525	1,696	3,042
TOTAL INCOME TAX	147,973	73,024	67,068

(1)
The permanent differences are due mainly to certain non-deductible costs and provisions for expenses recognized for accounting purposes and which will become deductible for tax purposes in subsequent periods.

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

(4)
Refers to the impact on the income statement of the adjustment of income tax from prior years. In 2011, includings the recognition of a provision for taxes in the amount of EUR 183,000 in order to cover a probable unfavorable ruling on the items under review, principally the export tax credit, within the different proceedings in progress regarding the audits being carried out with regard to the Group.

(5)	This relates to the expense for taxes paid abroad and arose from withholdings at source on the income from exports of services provided by the Group's Spanish companies abroad.

(6)	This is an additional component of the income tax expense in countries such as Mexico.

b)           Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at year-end 2010 and 2011 (in thousands of euros):

2011-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2010
Non-deductible provisions	4,438	2,218	-	(6,623)	8,843
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	44,386	12,936	(4,109)	769,417
Unused tax credits recognized	316,586	83,280	(121)	(10,886)	244,313
Other	23,003	13,218	(12,815)	(820)	23,420
Total	1,166,694	143,102	-	(22,438)	1,046,030

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2011	Additions	Disposals	12/31/2010
Impairment losses on equity investments and goodwill	19,637	125	(549)	20,061
Deferral for reinvestment of extraordinary income	6,094	-	(150)	6,244
Accelerated depreciation and amortization	488	-	(17)	505
Other	4,190	2,582	(137)	1,745
Total	30,409	2,707	(853)	28,555

2010-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2010	Additions	Disposals	12/31/2009
Non-deductible provisions	8,843	2,927	(79)	5,995
Non-capitalizable assets	37	-	-	37
Tax loss carryforwards	769,417	1,405	(235,549)	1,003,561
Unused tax credits recognized	244,313	2,336	(40,192)	282,169
Other	23,420	4,347	(2,985)	22,058
Total	1,046,030	11,015	(278,805)	1,313,820

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2010	Additions	Disposals	12/31/2009
Impairment losses on equity investments and goodwill	20,061	504	(44,809)	64,366
Deferral for reinvestment of extraordinary income	6,244	-	(103)	6,347
Accelerated depreciation and amortization	505	-	(17)	522
Other	1,745	420	(239)	1,564
Total	28,555	924	(45,168)	72,799

The tax assets and liabilities on the consolidated balance sheet at December 31, 2011 and December 31, 2010 are recognized at their estimated recoverable amount.

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

The majority of the balance of deferred tax assets corresponds to tax credits arising from tax loss carryforwards and tax credits for investments mainly arising from Prisa's 2/91, Prisa Radio's 194/09, and DTS Distribuidora Televisión Digital, S.A.’s 136/11 tax consolidation groups. These deferred tax assets were recognized in accordance with the criteria set forth in “Account policies.”

When the Prisa Televisión Group paid its 2008 income tax, it reassigned the tax loss carryforwards and unused tax credits of the Consolidated Group to each of the different companies comprising it at that date. Also, as a result of the elimination of the Prisa Televisión tax group in 2008, it also reassigned the tax loss carryforwards of the consolidated tax group and of individual companies prior to their inclusion in the tax group, based on the criteria of the tax authorities.

Following is a detail, in thousands of euros, of the prior years’ tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

Year incurred	Amount	Last year for offset	Amount	Recognized	Not recognized
1996	628	2014	628		628
1997	78,221	2015	1,036	77,185	1,036
1998	242,124	2016	1,537	225,065	17,059
1999	372,917	2017	8,342	297,533	75,384
2000	470,283	2018	13,172	408,775	61,508
2001	479,574	2019	3,503	422,260	57,314
2002	548,432	2020	15,741	462,867	85,565
2003	593,566	2021	79,849	540,527	53,039
2004	160,422	2022	20,716	95,285	65,137
2005	6,716	2023	6,716	267	6,449
2006	10,672	2024	4,426	6,350	4,322
2007	3,244	2025	387,983	66	3,178
2008	5,616	2026	2,428,766	236	5,380
2009	917	2027	917	65	852
2010	1,131	2028	1,131	790	341
2011	147,278	2029	147,278	147,201	77
Total	3,121,741		3,121,741	2,684,472	437,269

The Group recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Prisa Televisión Group. The Group also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. The recovery thereof is reasonably assured on the basis of the recent performance of the pay TV businesses, the forecasts contained in the Prisa Televisión Group's business plan, and the transactions described in the Notes to the Group's consolidated financial statements.

In this respect, the management of the Prisa Televisión Group has a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group's future strategy, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Prisa Televisión Group in the pay TV market in Spain were taken into account.

The assumptions used in this business plan are conservative and relate to matters such as the penetration of pay TV in Spain, Prisa Televisión Group's share of this penetration, the trend in the number of subscribers and in the prices of the services offered by the Group and the general trend in costs, in particular programming costs within the current technological and right exploitation framework in which Prisa Televisión Group operates. In this respect, the projection for the long-term penetration of pay TV in Spain is several points below the current penetration rates in neighboring countries. In addition, these rates are generally below the forecasts of independent third-party consultants. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that the Prisa Televisión Group will report rising earnings figures at medium term which, together with its legal restructuring and the transactions described in the Notes to the Group's consolidated financial statements, will enable the tax assets recognized by it to be recovered.

Also, as a result of the disposals and reorganization in the audiovisual area in 2010, nearly the entirety of Prisa Televisión, S.A.U.'s tax credits have been used.

The breakdown, by country, of the tax loss carryforwards of the Group's foreign companies is shown below (in thousands of euros):

Year generated	USA	MEXICO	BRAZIL	CHILE	ARGENTINA	COLOMBIA	PORTUGAL	TOTAL
1993	1,307							1,307
1994	1,335							1,335
1995	1,593							1,593
1996	111							111
1997	1,783							1,783
1998	1,753							1,753
1999	2,988							2,988
2000	3,933							3,933
2001	3,307							3,307
2002	1,915							1,915
2003	2,954							2,954
2004	3,180							3,180
2005	3,119						6,366	9,485
2006	7,379						1,887	9,266
2007	5,456				1,276		2,334	9,066
2008	6,445	827	27		515			7,814
2009	6,331	3		7,287	640	130		14,391
2010	1,940		18	7,367				9,325
2011	4,308	1,334	2,243			1,915		9,800
TOTAL	61,137	2,164	2,288	14,654	2,431	2,045	10,587	95,306

RECOGNIZED	43,079			14,654	2,431		2,448	62,612
NOT RECOGNIZED	18,058	2,164	2,288			2,045	8,139	32,694

PERIOD FOR OFFSET	20 years	10 years	No limit	No limit	5 years	No limit	6 years

c)          Years open for review by the tax authorities

The years open for review by the tax authorities for the main taxes vary from one consolidated company to another, although they are generally the last four years, with the exceptions discussed below.

The tax authorities inspected certain companies within the consolidated tax and accounting scope, and several tax assessments were issued for the following: personal income tax withholdings and payments, VAT, single revaluation tax, and income tax. At the date of preparation of these financial statements, the procedural status of the cases is as follows:

Company	Tax	Years	Procedural status
Parent - Promotora de Informaciones, S.A.	Consolidated income tax	1992 to 1996	During the year, the enforcement resolutions of the sentences of dismissal that were pending have been abided by with regard to the settlements for 1995 and 1996
Subsidiaries
Diario El País, S.L.	Personal income tax withholdings	1994 to 1996	A sentence partially admitting the appeal was received
Sociedad Española de Radiodifusión, S.L.	Income tax	1990 and 1992	During the year, the enforcement resolution of the sentence of dismissal that was pending has been abided by with regard to the settlement for 1992.

The Antena 3 de Radio, S.A. consolidated tax group was audited by the tax authorities in 2005. The tax authorities reviewed the following years and taxes: 2000, 2001, and 2002 for income tax, and January 2001 to December 2002 for VAT, personal income tax withholdings and prepayments (employees and professionals) and tax on property income. As a result of the tax audit, an assessment amounting to EUR 3,499 thousand was issued in respect of the consolidated income tax, which was signed on a contested basis. The appropriate pleas were filed against these assessments and a decision upholding the final tax assessments was rendered. The related claim was filed at the Madrid Regional Economic-Administrative Tribunal against the decision, the execution of which was stayed in return for the provision of a guarantee. The Court handed down a decision, partially upholding the claim filed in respect of substantially all of the deficiency and interest and set aside the penalty.  To comply with the resolution issued by the Regional Economic-Administrative Tribunal, during 2010 the Tax Authorities reopened the 2001-2002 income tax inspection. During the year, this audit concluded with the handing down of a decision upholding the tax assessment, based on which the entity has a tax liability of EUR 528 thousand. An economic-administrative claim was filed against the decision.

During the year, verification and inquiry actions were initiated with regard to the tax on raffles, including tómbolas, wagers and combinations of chance for 2007 to 2010 at Sociedad Prisa Televisión, S.A. The actions concluded with contested tax dispute proceedings, resulting in a proposed settlement in the amount of EUR 8,570 thousand (deficiency plus interest). The Company has filed a motion challenging the proposal.

During the year, verification and inquiry actions were initiated with regard to the tax on raffles, including tómbolas, wagers and combinations of chance for 2007 to 2010 at Promotora de Emisoras de Televisión, S.A. The actions concluded with contested tax dispute proceedings, resulting in a proposed settlement in the amount of EUR 544 thousand (deficiency plus interest) against the proposed settlement an economic-administrative claim was filed.

In 2006, the tax authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001, and 2002 and for VAT, personal income tax withholdings and repayments (employees and professionals), tax on property income, tax on income from movable capital and non-resident income tax for the following companies and years:

Company	Years
Parent - Promotora de Informaciones, S.A.	June 2000 to May 2004
Subsidiaries
Diario El País, S.L.	June 2000 to May 2004
Sociedad Española de Radiodifusión, S.L.	June 2000 to May 2004
Prisa Brands Solutions, S.L.U.	January 2001 to December 2003
Ítaca, S.L.	January 2001 to December 2002
Mateu Cromo Artes Gráficas, S.A.	January 2001 to December 2002
Promotora de Emisoras de Televisión, S.A.	January 2001 to December 2003
Grupo Empresarial de Medios Impresos, S.L.	January 2001 to December 2003
Grupo Santillana de Ediciones, S.L.	January 2001 to December 2003
Santillana Educación, S.L.	January 2001 to December 2003
Santillana Ediciones Generales, S.L.	January 2001 to December 2003

The decisions handed down on the appeals filed against the decisions upholding the final tax assessments issued for each year (1999 to 2002) for income tax (which partially upheld the pleas) confirmed settlements totaling EUR 34,867 thousand (deficiency plus late-payment interest). Appeals were filed at the Central Economic-Administrative Tribunal against these decisions. The decisions handed down by the aforementioned Tribunal, partially upholding the Group’s claims and adjudging the settlements relating to all those years to be null and void, were appealed at the National Appellate Court. Payment of this amount was stayed and the related guarantee was provided. The National Appellate Court dismissed the appeals relative to 1999 and 2000, and during the year sentences dismissing the appeals regarding those for 2001 and 2002 were received.  Since the Company does not agree with the decision of the National Appellate Court, it filed the corresponding cassation appeals at the Supreme Court. Owing to formalities, the appeal regarding 2001 was deemed inadmissible.  A motion for annulment was filed against the inadmissibility decision.

The other taxes audited did not give rise to any assessment or the amount of the assessment was not material and has been paid or appealed against.

In 2010, the tax audit of consolidated income tax for 2003 to 2005 was completed and the corresponding assessment was issued containing a deficiency of approximately EUR 16,960 thousand which was signed on a contested basis. The corresponding pleas were submitted against the aforementioned preliminary assessment and against the settlement agreement an economic-administrative claim was filed with the Central Economic- Administrative Tribunal, currently pending resolution.

 Also, the audits of personal income tax withholdings and prepayments (employees and professionals), tax on property income and tax on income from movable capital for 2004 and 2005 were completed, which gave rise to uncontested assessments that were paid in the year 2010 and a contested assessment amounting to EUR 326 thousand. The Company has filed the corresponding  administrative appeal against the assessments. Also, the tax audit of VAT from June 2004 to December 2006 was completed with uncontested assessments amounting to EUR 909 thousand paid in 2010 and contested assessments amounting to EUR 75 thousand and EUR 5,416 thousand, respectively, against which appeals have been filed at the National Appellate Court and the Central Economic-Administrative Tribunal, respectively, and are pending resolution.

During the year, a tax audit began relative to the income tax of the consolidated tax group 2/91, of which Promotora de Informaciones is the parent, for 2006 to 2008.  The review also covers the value added tax, the withholdings/prepayments (employees and professionals) and the withholdings on non-resident taxes of the parent for June 2007 to December 2008.

Given the decision on the inadmissibility of the cassation appeal filed against the settlement relative to income tax for 2001—and even though the inadmissibility decision was based on a formality—in accordance with the principle of prudence, the Company has recognized a provision of EUR 183,000 thousand (see Note 14) to cover a probable unfavorable ruling on the issues in question, principally the export tax credit, within the different proceedings in progress regarding the aforementioned audits.

(21)	DISTRIBUTION OF RESULT

The proposal for the distribution of the loss of Promotora de Informaciones, S.A. for 2011 is as follows (in thousands of euros):

Amount
Basis of appropriation
Loss for the year	(616,903)
Distribution-
Voluntary reserve	(616,903)

The proposal for the distribution of the profit of Promotora de Informaciones, S.A. for 2010 is as follows (in thousands of euros):

Amount
Basis of appropriation
Profit for the year	9,282
Distribution-
Legal reserve	928
Bylaw-stipulated reserves	928
Dividends	0.014583€ per Class B share
Voluntary reserves	Remaining balance

The proposal for the distribution of the result of Promotora de Informaciones, S.A. for 2009 is allocate it in “Other reserves”.

(22)	EARNINGS PER SHARE

Basic earnings/(loss) per share was calculated by dividing the profit/(loss) for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares in circulation during the period.

The impact on the number of ordinary shares of the share subscription rights (warrants) and the conversion of Class B shares is antidilutive. Therefore, basic and diluted earnings per share amounts are the same.

The basic earnings (loss) per share attributed to equity holders of the Parent corresponding to continuing and discontinued operations in 2011, 2010 and 2009 were the following:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Profit/(loss) for the year from continuing operations attributable to the Parent (*)	(518,773)	(43,364)	60,367
Loss after tax from discontinued operations	(2,646)	(35,011)	(9,888)
Profit/(loss) for the year attributable to the Parent	(521,419)	(78,375)	50,479
Weighted average number of ordinary shares outstanding (thousands of shares)	845,309	277,279	219,135
Basic earnings/(loss) per share of continuing operations (euros)	(0.61)	(0.16)	0.28
Basic loss per share of discontinued operations (euros)	(0.00)	(0.13)	(0.05)
Basic earnings/(loss) per share (euros)	(0.62)	(0.28)	0.23

(*) In 2011, in order to calculate basic earnings/(loss) per share, the loss from continuing operations attributable to the Parent amounting to EUR 448,572 thousand (2010: EUR 37,859 thousand) were adjusted by EUR 70,201 thousand (2010: EUR 5,505 thousand), the amount corresponding to preferential dividends of 2011.

Weighted average number of ordinary shares outstanding in 2011, 2010 and 2009:

	Thousands of shares
	2011	2010	2009
Ordinary shares prior to capital increase	846,978	219,135	219,135
Share capital increases	693	58,484
Weighted average of treasury shares	(2,362)	(340)	-
Weighted average number of ordinary shares outstanding for basic earnings per share	845,309	277,279	219,135

(23)	EVENTS AFTER THE REPORTING PERIOD

Exercise of warrants

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.’s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin (see Note 1b).

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company’s capital by EUR 150,000 thousand.

The proceeds from the capital increase were used to repay EUR 100,000 thousand of the Syndicated Loan, within EUR 1,282,544 thousand pending, the maturity of which is extended to March 19, 2014 or December 19, 2014, if certain targets are met (see Note 12).

In March 2010, Prisa entered with the other shareholders of  Dédalo Grupo Gráfico, S.L., into a reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico, S.L. Under this agreement, on the one hand, Prisa had a call option, on the additional 60% of Dédalo Grupo Gráfico, S.L. Under this agreement, on the other, the other shareholders could exercise their put option if any of the Dédalo Grupo companies were to become subject to insolvency proceedings. The strike price for both the options was EUR 1. The circumstance is not met at December, 2011.

From April, 1, 2012 the call option described above is exercisable. Consequently, according to the IFRS, Prisa has to full consolidate its investment in Dédalo Grupo Gráfico from that date on. This integration has not a significant impact in the consolidated financial statements of Group Prisa.

(24)	RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2011 and 2010 is as follows:

	Thousands of euros
	12/31/2011	12/31/2010

Receivable
Trade receivables	27,510	33,481
-Associates	27,468	33,357
-Related parties	42	124
Long-term loans	144,493	100,826
Short-term loans	4,901	2,187
Total	176,904	136,494
Payable
Trade payables	12,102	13,963
-Associates	12,102	13,963
-Related parties	-	-
Other payables	-	199
-Associates	-	199
-Related parties	-	-
Total	12,102	14,162

The transactions performed with related parties in 2011, 2010 and 2009 were as follows (in thousands of euros):

	12/31/2011		12/31/2010		12/31/2009
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities

Services received	4,996	33,277	22,541	30,998	9,114	68,296
Other expenses	27,393	2,328	16,955	-	19,023	-
Total expenses	32,389	35,605	39,496	30,998	28,137	68,296
Finance income	-	180	-	425	-	1,140
Dividend received	-	24,688	-	-		-
Services rendered	-	85,826	-	-	-	17,215
Other income	-	9,875	-	8,319	-	-
Total income	-	120,569	-	8,744	-	18,355

All related party transactions have taken place under market conditions.

The aggregate amount of EUR 27,393 thousand relates to the accrued salaries of directors (see Note 25) and executives.

Remuneration of senior executives-

At December 31, 2011, senior executives of the Prisa Group are considered to be those persons who are members of the Business Management Committee and the Corporate Committee who are not executive directors, in addition to the internal audit director of Promotora de Informaciones, S.A., namely: Ignacio Santillana del Barrio, Fernando Martínez Albacete, Augusto Delkader Teig, Miguel Ángel Cayuela Sebastián, Iñigo Dago Elorza, Pedro García Guillén, Javier Pons Tubio, Kamal M. Bherwani, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz and Virginia Fernández Iribarnegaray. The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2011 and of the Group companies other than it amounted to EUR 6,784 thousand (EUR 7,109 thousand in 2010 and EUR 5,326 thousand in 2009), which will be paid at short term.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 33,277 thousands correspond to the printing services provided by various investees of Dédalo Grupo Gráfico, S.L., distribution, transport and logistics services provided by Gelesa Gestión Logística and advertising and technical and administrative services provided by Mediaset España Comunicación, S.A.

The aggregate amount of EUR 24,688 thousands correspond to dividends received by Prisa Televisión, S.A.U. as a result of the investment in Mediaset España Comunicación, S.A.

Finally the aggregate amount of EUR 85,826 thousands correspond to income received for technical and administrative services and for sale of advertising space and rights to Grupo Mediaset España Comunicación, S.A., as well as to income received for the sale of copies to Gelesa Gestión Logística.

The detail of other transactions performed with related parties in 2011 and 2010 is as follows (in thousands of euros):

	12/31/2011			12/31/2010
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties

Financing agreements: loans	-	141,755	-	-	99,682	-
Guarantees provided (Note 26)	-	105,200	36,550	-	130,000	28,763
Commitments/guarantees cancelled (Note 26)	-	-	-	-	-	-
Dividends and other distributed profits	-	18,338	-	-	-	-
Other transactions	-	-	-	-	-	-

At December 31, 2011, the aggregate amount of EUR 141,755 thousand (EUR 99,682 thousand in 2010) includes the EUR 136,792 thousand (EUR 92,625 thousand in 2010) credit facility granted to Dédalo Grupo Gráfico, S.L. (see Note 8).

The aggregate amount of EUR 18,338 thousands correspond to dividends distributed by DTS Distribuidora de Televisión Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

(25)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2011, 2010 and 2009, the consolidated companies accrued the following amounts in respect of remuneration to Prisa’s Board members:

	Thousands of euros
	12/31/2011	12/31/2010	12/31/2009

Fixed remuneration	3,333	2,478	3,068
Variable remuneration	7,272	1,811	2,560
Attendance fees	561	1,833	2,341
Bylaw-stipulated directors’ emoluments	2,000	1,609	398
Share options	-	74	-
Other	7,443	2,041	5,330
Total	20,609	9,846	13,697

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension obligations to them.

Pursuant to Section 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail for 2011 of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and their affiliates, as defined in Section 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Societé Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.	-	Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy Chairman
Harry Sloan	Zenimax Media Inc	-	Director
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L	-	Chairman
Nicolas Berggruen	Societé Editrice du Monde	-	Director

It is also hereby stated that:

i)	a daughter of Director Mr. Juan Luis Cebrián is Director of the Spanish TV Film Area of Corporación RTVE (Radio Televisión Española);
ii)	a son of Director Mr. Alain Minc’s is the Editor of Version Femina” (a magazine edited by the Lagardère Group), and
iii)
Director Mr. Nicolas Berggruen owns 45% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company’s Annual Corporate Governance Report: Ignacio Polanco Moreno, Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Matías Cortés Dominguez, Manuel Polanco Moreno and Gregorio Marañón and Bertrán de Lis.

Also, in accordance with Section 230 of the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2011, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

(26)	GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2011, following the sale of Prisa’s total stake in Iberbanda, S.A. to Telefónica de España, S.A.U., Prisa maintained the guarantee solely on certain commitments acquired to Public Administrations by Iberbanda in the amount of EUR 3,384 thousand.

At December 31, 2011, Prisa had furnished bank guarantees amounting to EUR 331,177 thousand and USD 7,000 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis, litigation for football rights and acquisition of Pootball rights (see Note 29).

In 2008 Dédalo Grupo Gráfico, S.L. and its investees entered into a syndicated loan and credit agreement for a maximum amount of EUR 130,000 thousand. In this financing, since November 2009 Prisa has been the guarantor of all the debt and the underlying hedges. In 2011, EUR 24,800 thousand of this loan was repaid, leaving an outstanding debt of EUR 105,200 thousand. Also, in March 2010, Prisa granted the other shareholders of Dédalo Grupo Gráfico, S.L. a contract of indemnity vis-à-vis third-party claims as a result of actions taken to defend the interests of Prisa or following instructions received therefrom.

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A.  The guarantee shall remain in force until the complete discharge of the obligations covered by it.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments. The amount guaranteed by Prisa at December 31, 2011 was EUR 24,192 thousand.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 36,550 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Company’s directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(27)	FUTURE COMMITMENTS

The Prisa Televisión Group and the Media Capital Group have entered into purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. These commitments partially cover the Prisa Televisión Group and Media Capital Group companies’ programming needs in the years indicated.

In addition, by virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totaling EUR 267,225 thousand with the aforementioned company for the coming seven years. In 2011, the scope of the project changed, affecting the Latin America service, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model.  As a result of these changes, the amount of the future commitments initially agreed on has also changed. The amount corresponding to services rendered in 2010 and 2011 stood at EUR 49,587 thousand and the estimated future commitments for the remainder of the contract amount to EUR 182,313 thousands.

At December 31, 2011, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 1,268,382 thousand. The net amounts payable in relation to these obligations fall due as follows:

Year	Thousands of euros

2012	384,483
2013	403,928
2014	294,049
2015	129,716
2016	34,498
2017 and subsequent years	21,708
1,268,382

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

Past-due payments to creditors-

Creditors who are paid after the maximum legal period are creditors (excluding suppliers of non-current financial assets or finance-lease creditors) with whom contracts have been signed for periods over the maximum 85-day period. This also includes payables to suppliers with which certain Group companies are involved in unresolved litigation.

At December 31, 2011, trade payables over 85 days past due for the Spanish Group companies amounted to EUR 229,916 thousand (December 31, 2010: EUR 180,268 thousand).

The detail of payments made in 2011 is as follows:

	Thousands of euros	(%)
Past- due more than 85 days	398,188	31.59
Others	862,113	68.41
Total payments	1,260,301	100
Weighted Average Number of Days Past- Due (DSO)	88

(28)	LEGAL MATTERS

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

The decision was appealed against by the Argentine government and by the buying and selling parties, and in April 2007 the Argentine Federal Judicial Review Chamber upheld the decision to grant injunctive relief. The appeal to the Supreme Court was dismissed in a ruling handed down on March 15, 2011; hence, the injunctive relief remains in effect. The principal proceeding which should resolve the merits of the case is still in progress, although the operations of the radio stations involved have thus far not been affected.

(29)	ONGOING LITIGATIONS AND CLAIMS

In 2003 and 2004, the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión, S.A.U (at the time Sogecable) to its subscribers. The CMT announced its decisions, partially favourable to these requests in 2004 and in 2005. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court against these decisions, which was rejected. Subsequent to the offer submitted by Prisa Televisión, in January 2008 the Madrid Court of First Instance no. 43 closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT.

Cableuropa, S.A.U. (Ono) also filed a claim for damage and loss against Prisa Televisión, S.A.U. at the Colmenar Viejo Court of First Instance no. 3. In its judgment of December 1, 2009, the Court ordered Prisa Televisión to pay approximately EUR 44 million plus the legal interest from when the claim was filed. An appeal against this judgment was filed at the Madrid Provincial Appellate Court. Prisa Televisión estimates that there are well-founded reasons for which this judgment at first instance will be revised and the aforementioned indemnity rendered null and void. Should the judgment be favorable, Cableuropa would be obliged to refund the amounts that had been paid by Prisa Televisión.

The proceedings initiated at the behest of the other operators requesting the execution of the aforementioned awards are still in progress at the respective courts.

Ono filed a claim against AVS and Prisa Televisión relating to the “guaranteed minimum” of the pay-per-view soccer broadcasting agreements entered into by the members of AUNA and AVS. Even though prior claims by cable operators relating to the “guaranteed minimums” have always proved fruitless, in its decision of March 4, 2010, Mercantile Court No. 7 of Madrid which was hearing the case upheld the claim of Ono, and obliged AVS and Prisa Televisión to jointly and severally pay approximately EUR 30 million, plus an amount not yet determined for the 2007/2008 and 2008/2009 seasons (approximately EUR 29 million including interest). Regardless of the claim that AVS and Prisa Televisión filed against the referred judgment, which is currently pending resolution by the Madrid Provincial Appellate Court, AVS and Prisa Televisión reached an agreement with Ono to avoid the negative effects of a potential provisional execution of this resolution and they have settled on a payment calendar which begins in March, 2011.  The total amount, with interest, already paid by Prisa Televisión stands at EUR 59,737,192. As aforementioned, the two companies lodged an appeal against the decision and are confident that they will obtain a favorable decision at second instance since, among other reasons, they consider that the guaranteed minimum in question had already been validated in previous proceedings.

In what refers to the litigations that Prisa Televisión and its subsidiaries have maintained in the past with the various entities of joint management of intellectual property rights, AGEDI, AIE, SGAE and AISGE, they have been subject to transaction agreements and are all closed.

In 2006, Warner Sogefilms, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L., filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE’s purported unfair trade practices, which currently is unresolved. This appeal was conducted by the Competition Court against the distributors of the Majors. Regardless of the appropriate procedural subrogation, the AIE was liquidated in 2006.

On July 24, 2006, Audiovisual Sport, S.L. (AVS), Prisa Televisión, S.A.U., TVC Multimedia, S.L. and Mediaproducción, S.L. (Mediapro) entered into an agreement to exploit the rights of the Spanish Soccer League for the 2006/07 and subsequent seasons. The main purpose of the agreement was to maintain the model of exploiting televised soccer that has prevailed in Spain since 1997. AVS filed a complaint against Mediapro on July 3, 2007, and lodged a supplementary pleading on July 31, 2007.

On August 27 and on September 12, 2007, the latter accompanied by an application for injunctive relief which was fully upheld by the Madrid Court of First Instance no. 36 in an Order dated October 8, 2007. In compliance with this order, Audiovisual Sport, S.L. deposited a guarantee of EUR 50,000 thousand, secured by Prisa Televisión, to guarantee the performance of the contractual obligations. The Order dated October 8, 2007 was revoked by the Madrid Provincial Appellate Court in July 2008. AVS presented a new application for injunctive relief at the Madrid Court of First Instance no. 36 for the 2008-2009 seasons which was dismissed by Order of September 12, 2008.

The Court’s decision of March 15, 2010, upheld the claim filed by AVS in its entirety, dismissing the counterclaim filed by Mediapro against AVS, Prisa Televisión and Televisión de Cataluña. The Court also ordered Mediapro to pay more than EUR 95 million for the amounts that should have been paid to AVS under the agreement of July 24, 2006, as well as for the damage and loss arising from the aforementioned breaches. The Court also ordered Mediapro to provide AVS with the agreements entered into by Mediapro and the football clubs and to notify them of the assignment of the agreements to AVS.

The sentence was appealed by Mediapro, and AVS requested its provisional execution on June 9, 2010. The court handed down its ruling on June 21, 2010 on the request, which was suspended as a result of Mediapro’s subsequent application and filing for bankruptcy proceedings, which are still underway before Barcelona Mercantile Court number 7 (Bankruptcy case no. 490/2010).

AVS also filed a new claim against Mediapro before Barcelona Mercantile Court number 7 demanding EUR 97 million in damages not covered by the sentence handed down on March 15, 2010. This proceeding was suspended after the judge declared the existence of a preliminary judgment via ruling of September 22, 2010, which was appealed by AVS.

AVS has also brought other incidental claims in the proceedings, which have been dismissed in various rulings, against which AVS has file the appropriate appeals.

On July 15, 2011, Barcelona Mercantile Court No. 7 handed down a ruling indicating that, given that more votes were cast in favor than against the proposed settlement with creditors (propuesta anticipada de convenio) submitted by Mediapro (consisting of a delay of 35 months in its payment obligations, without acquittance), the court would approve it if no statement of opposition was filed in ten days.

AVS filed an incidental claim challenging the court approval of the settlement, which was granted leave to proceed on September 19, 2011. The statement of opposition was submitted along with an expert report issued by KPMG. Based on the events occurred since the date of issue of the report by the bankruptcy trustees, the expert report questioned the viability of the proposed settlement with creditors. Mediapro contested the statement of opposition on October 7, 2011.

The hearing on the statement of opposition that had been filed was scheduled for November 28, 2011. It was postponed and then rescheduled for December 21.

On December 23, 2011, Barcelona Mercantile Court No. 7 handed down a ruling dismissing the opposition filed by AVS and approving the proposed settlement with creditors, thereby bringing the effects of the bankruptcy proceedings to an end.

AVS has filed an appeal against the sentence of the Barcelona Mercantile Court No. 7 and simultaneously against all the resolutions issued in the course of the settlement which, according to the Insolvency Law, are appealable in the current procedural phase and have rejected procedural incidents promoted by AVS for the fair setting up of the assets and creditors of the insolvency. These appeals are currently pending a resolution by the Barcelona Provincial Appellate Court.

In December, 2011, DTS and Prisa Televisión signed a settlement agreement with Fútbol Club Barcelona ending the then-ongoing legal procedures regarding the international rights of said Club and other matters related to the exploitation of the audiovisual rights of the football league championship, the Cup Championship and the Barça channel.

On November 7, 2011, DTS was notified of a claim filed by the Bankruptcy Trustees of Real Betis Balompié being heard by Seville Mercantile Court No. 1 (bankruptcy incident 1037/2011). This litigation stems from a discrepancy between DTS and the aforementioned Club on the nature of an advance payment of EUR 10 million that DTS made to the Club pursuant to a contract dated October 11, 2007, regarding the assignment of audiovisual rights for several seasons. The Club considers that the payment was a signing bonus and DTS considers that it was an advance payment. DTS responded to the claim on November 22, 2011, and the hearing on it took place on January 20, 2012. Today, the claim is still pending a resolution.

On April 8, 2008, the Investigation Unit (“IU”) of the Spanish Competition Commission resolved to initiate disciplinary proceedings, ex oficio, against different companies (including Prisa Televisión, S.A.U. and AVS) and 39 soccer clubs due to restrictive competitive practices which would affect the market for the acquisition of audiovisual rights relating to Spanish soccer events held on a regular basis and the market for the audiovisual exploitation of such rights. On April 14, 2010, the CNC handed down its ruling, by virtue of which it fined Prisa Televisión and Mediapro EUR 150,000, and AVS EUR 100,000. These fines were based on the finding that the contract between the two parties restricted competition. Prisa Televisión and AVS filed an administrative appeal which has not yet been ruled upon.

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

On November 24, 2011, The National Competition Commission issued a sanctioning resolution against Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions) for an alleged offence regarding competition, for a project of joint commercialization of advertising space in written press and in a Sunday supplement edited with another editor group. Both Prisa and the aforementioned editor group have filed an administrative contentious appeal against this resolution, although it still has not been resolved.

The Group’s directors and the internal and external legal advisers do not expect any material liabilities not already recognized to arise for the Group as a result of the outcome of these lawsuits.

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011

APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

EDUCATION

Full consolidation

Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Ediciones Generales, S.L.	95.81%
			Ítaca, S.L.	4.19%
			Ediciones Santillana, S.A. (Argentina)	1 share
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Ediciones Generales, S.L.	99.97%
			Ítaca, S.L.	0.03%
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brazil	Publishing	Santillana Educación, S.L.	95.93%
Canal de Editoriales, S.A.	Juan Bravo, 38. Madrid	Retail sales	Grupo Santillana de Ediciones, S.L.	99.14%	2/91
Distribuidora y Editora Aguilar A.T.A, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Ediciones Generales, S.L.	94.97%
			Ítaca, S.L.	5.01%
			Edicions Voramar, S.A.	0.01%
			Edicions Obradoiro, S.L.	0.01%
			Ediciones Grazalema, S.L.	0.01%
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94.90%
			Ítaca, S.L.	4.80%
			Edicions Voramar, S.A.	0.10%
			Edicions Obradoiro, S.L.	0.10%
			Ediciones Grazalema, S.L.	0.10%
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos. Edificio Zulia 1º. Caracas. Venezuela	Publishing	Editorial Santillana, S.A. (Venezuela)	100.00%
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Seville	Publishing	Santillana Educación, S.L.	99.98%	2/91
			Ítaca, S.L.	0.02%
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	Santillana Educación, S.L.	100.00%
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Educación, S.L.	95.00%
			Ítaca, S.L.	5.00%
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132 Montevideo Uruguay	Publishing	Santillana Educación, S.L.	100.00%
Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2º B. 15705. Santiago de Compostela	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Editora Altea, Ltda. (Fomerly, Uno Educaçâo, Ltda.)	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100%
			Ítaca, S.L.	1 share
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brazil	Publishing	Editora Objetiva, Ltda.	99.96%
			Editora Moderna Ltda.	3 shares
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brazil	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brazil	Publishing	Santillana Ediciones Generales, S.L.	76.00%
Editorial Nuevo México, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94.90%
			Ítaca, S.L.	5.10%
			Edicions Voramar, S.A.	0.00%
			Edicions Obradoiro, S.L.	0.00%
			Ediciones Grazalema, S.L.	0.00%
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zona 14 . Guatemala - Guatemala	Publishing	Santillana Educación, S.L.	99.99%
			Ítaca, S.L.	0.01%
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac. Casa No. 1626, contiguo al Autobanco Cuscatlan. Boulevard Juan Pablo II. Tegucigalpa. Honduras	Publishing	Santillana Educación, S.L.	99.00%
			Ítaca, S.L.	1.00%
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. Dominican Republic.	Publishing	Santillana Educación, S.L.	99.95%
			Others companies Grupo Santillana de Ediciones, S.L.	0.05%
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia 1º. Caracas. Venezuela	Publishing	Santillana Educación, S.L.	100.00%
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	Santillana Educación, S.L.	99.95%
			Ítaca, S.L.	0.05%
Editorial Santillana, S.A. de C.V. (México)	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Nuevo México, S.A. de C.V.	1 share
Grup Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011

APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Grupo Santillana de Ediciones, S.L.	Torrelaguna, 60. Madrid	Publishing	Promotora de Informaciones, S.A.	75.00%	2/91
Instituto Universitario de Posgrado, S.A.	Torrelaguna, 60. Madrid	Complementary educational services	Santillana Formación, S.L.	52.00%
Inevery DPS, S.L.	Torrelaguna, 60. Madrid	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content.	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Ítaca, S.L.	Torrelaguna, 60. Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Santillana Educación, S.L.	0.02%
Lanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Creation, development and management of companies	Santillana Educación, S.L.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Richmond Educaçâo, Ltda.	Rua Padre Adelino, 758. Sala 3- Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Richmond Publishing, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	Santillana Educación, S.L.	99.99%
			Ítaca, S.L.	0.01%
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	Santillana Educación, S.L.	99.89%
			Ediciones Santillana, S.A. (Argentina)	0.11%
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Peru	Publishing	Santillana Educación, S.L.	95.00%
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	Santillana Educación, S.L.	99.00%	2/91
			Ítaca, S.L.	1.00%
Santillana de Ediciones, S.A.	Calle 13, Nº 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	Santillana Educación, S.L.	99.70%
			Santillana Ediciones Generales, S.L.	0.15%
			Ítaca, S.L.	0.15%
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Santillana Ediciones Generales, S.L.	Torrelaguna, 60. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	1 share
Santillana Ediciones Generales, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Santillana Ediciones Generales, S.L.	99.92%
			Lanza, S.A. de C.V.	0.08%
Santillana Editores, S.A. (Fomerly, Constancia Editores, S.A.)	Estrada da Outurela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	0.00%
Santillana Educación, S.L.	Torrelaguna, 60. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	1 share
Santillana Formación, S.L.	Torrelaguna, 60. Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Santillana Sistemas Educativos, Ltda. (Colombia) (Fomerly;	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá	Consultancy services for the obtainment of quality certification by schools	Santillana Sistemas Educativos, S.L.	99.95%
Santillana Formación, S.L. (Colombia))			Distribuidora y Editora Richmond S.A.	0.05%
Santillana Sistemas Educativos, S.L. (Fomerly, N. Editorial, S.L.)	Torrelaguna, 60. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. US.	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino n.º 758, Térreo - Fundos, Sala 1- Quarta Parada, CEP 03303-904.	Publishing	Santillana Sistemas Educativos, S.L.	100.00%
	Sao Paulo. Brazil		Ítaca, S.L.	1 share
Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Santillana Sistemas Educativos, S.L.	99.90%
			Lanza, S.A. de C.V.	0.10%
			Nuevo México, S.A. de C.V.	1 share
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	Santillana Educación, S.L.	99.90%	2/91
			Ítaca, S.L.	0.10%

Proportionate consolidation

Historia para Todos, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	Santillana Ediciones Generales, S.A. de C.V.	50.00%

Equity method

Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5. 08006. Barcelona	Services for marketing of digital content	Santillana Ediciones Generales, S.L.	26.66%

DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Río de Janeiro. 22270-000. Brazil	Distribution of books and literary content in digital format for electronic devices connected to internet	Editora Objetiva Ltda.	22.24%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

PRESS

Full consolidation
Prisa Noticias, S.L.	Gran Vía, 32. Madrid	Operation of press media	Promotora de Informaciones, S.A.	100.00%	2/91

Equity method

Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	Juan Ignacio Luca de Tena, 7. Madrid	Publication and operation of newspapers, magazines in digital format	Prisa Noticias, S.L.	50.00%

EL PAÍS

Full consolidation

Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	Diario El País, S.L.	93.60%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	5.90%
			Prisa Digital, S.L.	0.50%
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	Prisa Noticias, S.L.	100.00%	2/91
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	Diario El País, S.L.	88.18%
			Diario El País México, S.A. de C.V.	11.82%
Diario El País Do Brasil Distribuidora de	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brazil	Operation of El País newspaper in Brazil	Diario El País, S.L.	99.99%
Publicaçoes, LTDA.			Prisa División Internacional, S.L.	0.01%
Diario El País México, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Operation of El País newspaper in Mexico	Diario El País, S.L.	88.82%
			Promotora de Informaciones, S.A.	11.18%
			Lanza, S.A. de C.V.	1 share
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	Diario El País, S.L.	99.99%	2/91
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia. Santiago. Chile	Publication, operation and sale of El País newspaper in Chile	Ediciones El País, S.L.	99.00%
			Grupo Empresarial de Medios Impresos, S.L.	1.00%
Pressprint, S.L.U.	Miguel Yuste, 40. Madrid	Production, printing, publication and distribution of products	Diario El País, S.L.	100.00%	2/91

Equity method

Ediciones Conelpa, S.L.	Paseo de la Castellana. 9-11. Madrid	Publication and operation of magazines in physical and digital format	Ediciones El País, S.L.	50.00%

TRADE PRESS

Full consolidation

Diario As, S.L.	Albasanz, 14. Madrid	Publication and operation of As newspaper	Grupo Empresarial de Medios Impresos, S.L.	75.00%	2/91
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32. Madrid	Inactive	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32. Madrid	Publication and operation of Cinco Días newspaper	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
			Promotora de Informaciones, S.A.	0.00%
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	Prisa Noticias, S.L.	100.00%	2/91
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	Grupo Empresarial de Medios Impresos, S.L.	52.63%
Promotora General de Revistas, S.A.	Julián Camarillo, 29B. Madrid	Publication production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L.	99.96%	2/91
			Promotora de Informaciones, S.A.	0.04%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

DISTRIBUTION

Full consolidation

Aldipren, S.L.	Polígono Campollano. Calle de Distribución. Número 34-38. 02006 Albacete	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Cronodís Logística Integral, S.L.	Calle El Rayo. Parcela 2,4,2. Polígono Industrial La Quinta /R2. 19171. Cabanillas del Campo.	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	95.00%	445/11
	Guadalajara
Districuen, S.L.	Polígono La Cerrajera. Parcela 36. Cuenca	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase. Calle Arrollo Gadea, 9. 45007. Toledo	Distribution and sale of publishing products	Grupo Cronos Distribución Integral, S.L.	79.50%	445/11
Grupo Cronos Distribución Integral, S.L.	Almanaque Nº 5. Polígono Fin de Semana. 28022. Madrid.	Distribution and sale of publishing products	Redprensa, S.L.U.	50.00%
Redprensa, S.L.U.	Gran Vía, 32. Madrid	Holdings	Prisa Noticias, S.L.	100.00%	2/91

Equity method

Beralán, S.L.	Igarategi Industrialdea. Nº 58. 20130-Urnieta. Guipúzcoa	Distribution of publishing products	Redprensa, S.L.U.	22.25%
Cirpress, S.L.	Polígono Tazaba II. Parcela 31. Logrezana - Carreño. 33438. Asturias	Distribution of publishing products	Redprensa, S.L.U.	24.70%
Comercial de Prensa Siglo XXI, S.A.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065-Getafe. Madrid	Distribution and sale of publishing products	Dima Distribución Integral, S.L.	100.00%	198/11
Dima Distribución Integral, S.L.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065. Getafe. Madrid	Distribution of publishing products	Redprensa, S.L.U.	33.66%
Distribución de Prensa por Rutas, S.L.	Avenida de la Industria, 22. Nave A. Coslada. Madrid	Distribution of publications	Dima Distribución Integral, S.L.	100.00%	198/11
Distribuciones Papiro, S.L.	Polígono Industrial el Montalbo, C/Pasteur 6, parcela 15, Nave 1,2,3 y 4. 37008. Salamanca	Distribution of publishing products	Redprensa, S.L.U.	26.35%
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra. Calle Córdoba. 18-20. 18210. Peligros. Granada	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 7. Polígono Industrial La Juaida. 04240, Viator. Almería	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Cordobesa de Medios Editoriales, S.L.	Calle Prolongación Ingeniero Torres Quevedo s/n. Polígono Industrial de la Torrecilla. 14013. Córdoba	Distribution of publishing products	Distrimedios, S.L.	100.00%
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón. Parcela 16,18,19. 15189-Culleredo. A Coruña	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Distribuidora Extremeña de Publicaciones, S.L.	Polígono Industrial El Nevero, C/Nevero quince, nº 30-32. 06006. Badajoz	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distrigalicia, S.L.	Carretera de Catabais Km. 3,300 de Ferrol. A Coruña	Storage and distribution of publishing products	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Distrimedios, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Gelesa Gestión Logística, S.L.	Almanaque Nº 5. Polígono Fin de Semana. 28022. Madrid.	Distribution of publications	Dima Distribución Integral, S.L.	100.00%	198/11
Grupo Distribución Editorial Revistas, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publications	Distrimedios, S.L.	20.93%
			Marina BCN Distribucions, S.L.	12.79%
			Beralán, S.L.	12.21%
			Val Disme, S.L.	12.21%
			Distribuidora de Publicaciones Boreal, S.L.	10.47%
			Distribuciones Papiro, S.L.	6.98%
			Cirpress, S.L.	5.81%
			Grupo Cronos Distribución Integral, S.L.	5.81%
Logística Ciudad Real, S.L.	Polígono Industrial La Estrella, Calle Herreros Nº 10 de Miguelturra. 13170. Ciudad Real	Storage and distribution of publishing products	Distrimedios, S.L.	70.00%
Marina BCN Distribucions, S.L.	Calle E. Nº 1 con Esquina Calle 6 (Sector E), Zona Franca. 08040. Barcelona	Distribution of publishing products	Redprensa, S.L.U.	30.00%
Nuevo Distrigades, S.L.	Calle Francia, s/n. Polígono Industrial El Trocadero. Puerto Real. Cádiz	Distribution of publications	Distrimedios, S.L.	70.00%
Prensa Serviodiel, S.L.	Polígono Tartessos 309, Calle A. 21610. San Juan del Puerto. Huelva	Distribution of publishing products	Distrimedios, S.L.	100.00%
Souto, S.L.	Polígono Industrial Oceao, Calle Da Industria, 107. 27003. Lugo	Distribution of publications	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Suscripciones de Medios Editoriales, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publishing products	Distrimedios, S.L.	100.00%
Trecedis, S.L.	Calle Avenida de Bruselas, 5. Arrollo de la Vega. 28108. Alcobendas. Madrid	Distribution of publications	Beralán, S.L.	8.14%
			Cirpress, S.L.	8.14%
			Distribución de Prensa por Rutas, S.A.	2.36%
			Distribuciones Papiro, S.L.	8.14%
			Distribuidora de Publicaciones Boreal, S.L.	8.14%
			Distrimedios, S.L.	8.14%
			Grupo Cronos Distribución Integral, S.L.	8.14%
			Marina BCN Distribucions, S.L.	8.14%
			Val Disme, S.L.	8.14%
Val Disme, S.L.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	Redprensa, S.L.U.	23.75%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*) Consolidated tax group Cronos Distribución Integral, S.L.: 445/11
(*) Consolidated tax group Dima Distribución Integral, S.L.: 198/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

PRISA RADIO

RADIO IN SPAIN

Full consolidation

Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64.64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.78%
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99.56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.34%	194/09
			Radio Murcia, S.A.	3.33%
			Radio Club Canarias, S.A.	3.33%
Cantabria de Medios, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100.00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97.03%	194/09
Comunicacions Pla, S.L.	Avenida Negrals, 41. Mollerusa. Lleida.	Operation of radio broadcasting stations	Radio Lleida, S.L.	100.00%
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Prisa Radio, S.L.	100.00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	Prisa Radio, S.L.	100.00%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40.00%
			Prisa Radio, S.L.	50.00%
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49.01%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.30%
			Sociedad Española de Radiodifusión, S.L.	16.68%
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46.25%
Prisa Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	Promotora de Informaciones, S.A.	73.49%
Propulsora Montañesa, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.57%	194/09
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100.00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99.32%	194/09
Radio Lleida, S.L.	Calle Vila Antonia. Nº 5. Lleida	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	44.33%
			Radio España de Barcelona, S.A.	22.17%
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83.33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24.00%
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2ºA. Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Prisa Radio, S.L.	99.99%	194/09
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74.60%
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6º Escalde. Engordany. Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50.00%
Talavera Visión, S.L.	Plaza Cervantes 6 4º. Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100.00%
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	72.59%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4.14%
			Radio España de Barcelona, S.A.	1.58%
			Propulsora Montañesa, S. A.	0.95%
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	Antena 3 de Radio, S.A.	75.10%
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	Sociedad Española de Radiodifusión, S.L.	60.00%	194/09
			Antena 3 de Radio, S.A.	40.00%
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Prisa Radio, S.L.	99.97%	194/09
			Nova Ediciones Musicales, S.A.	0.03%
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	Prisa Radio, S.L.	100.00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%

Equity method

Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	Prisa Radio, S.L.	35.99%
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	Prisa Radio, S.L.	33.00%

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

INTERNATIONAL RADIO

Full consolidation

Abril, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
Aurora, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamerican Radio Holding Chile, S.A.	99.98%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.02%
Blaya y Vega, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Radiodifusion Iberoamerican Chile S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.05%
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, US.	Operation of radio broadcasting stations	GLR Broadcasting LLC	100.00%
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%
			Caracol Estéreo, S.A.	46.79%
			Promotora de Publicidad Radial, S.A.	5.06%
			Compañía de Comunicaciones C.C.C. Ltda.	0.00%
			Radio Mercadeo, Ltda.	0.00%
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Prodution and sale of CD's, advertising, promotions and events	GLR Chile Ltda .	99.84%
			Sociedad Española de Radiodifusión, S.L.	0.16%
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	43.45%
			Promotora de Publicidad Radial, S.A.	19.27%
			Sociedad Española de Radiodifusión, S.L.	16.72%
			Caracol Estéreo, S.A.	11.13%
			Ecos de la Montaña Cadena Radial Andina, S.A.	4.42%
Compañía de Radios, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services	Iberoamerican Radio Holding Chile, S.A.	99.92%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.08%
Comunicaciones del Pacífico, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels	Comercializadora Iberoamericana Radio Chile, S.A.	66.67%
		and radio stations	Iberoamericana Radio Chile, S.A.	33.33%
Comunicaciones Santiago, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels	Sociedad Radiodifusora del Norte, Ltda.	75.00%
		and radio stations	Iberoamericana Radio Chile, S.A.	25.00%
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol. Panama	Advisory services and commercialisation of services and products	Sociedad Española de Radiodifusión, S.L.	100.00%
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	GLR Services Inc.	98.40%
			Ediciones Santillana, S.A. (Argentina)	1.60%
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76.80%
Emisora Mil Veinte, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.72%
Fast Net Comunicaciones, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Comunicaciones Santiago, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. US.	Operation of radio broadcasting stations	GLR Services Inc.	100.00%

GLR Chile, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
			Caracol, S.A.	0.00%
GLR Colombia, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	99.00%
			Prisa División Internacional, S.L.	1.00%
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d´Italie. Paris. France	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	40.00%
			Prisa División Internacional, S.L.	20.00%
GLR Networks, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. US.	Provision of services to radio broadcasting companies	GLR Services Inc.	100.00%

GLR Services Inc.	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. US.	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100.00%

GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. US.	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100.00%
Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Grupo Latino de Radiodifusion Chile Ltda .	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
La Voz de Colombia	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.64%
			Caracol, S.A.	0.01%
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%
			Corporación Argentina de Radiodifusión, S.A.	30.00%
Promotora de Publicidad Radial, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Holding	Iberoamericana Radio Chile S.A.	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%
			Corporación Argentina de Radiodifusión, S.A.	30.00%

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Radio Mercadeo, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	48.40%
			Caracol, S.A.	29.85%
			Caracol Estéreo, S.A.	0.35%
			Emisora Mil Veinte, S.A.	0.35%
			Promotora de Publicidad Radial, S.A.	0.35%
			Ecos de la Montaña Cadena Radial Andina, S.A.	0.01%
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80.00%
			Iberoamericana Radio Chile S.A	20.00%
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	Iberoamericana Radio Chile, S.A.	99.90%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.10%
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. US.	Real estate development services	Sociedad Española de Radiodifusión, S.L.	99.99%
			Prisa División Internacional, S.L.	1 share

Proportionate consolidation

Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. Mexico	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.99%
			Radio Comerciales, S.A. de C.V.	0.01%
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.97%
			Cadena Radiodifusora Mexicana, S.A. de C.V.	0.03%
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. Mexico	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.99%
			Radio Comerciales, S.A. de C.V.	0.01%
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City. 04870. Mexico	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	100.00%
			Radio Comerciales, S.A. de C.V.	0.00%
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City. 04870. Mexico	Operation of radio broadcasting stations	Xezz, S.A. de C.V.	100.00%
			Radio Comerciales, S.A. de C.V.	0.00%
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. Mexico City. Mexico	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Xezz, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%

Equity method

El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. US.	Development of the Latin radio market in the US	GLR Services INC.	25.00%
Green Emerald Business Inc.	Calle 54. Obarrio Nº 4. Ciudad de Panama. Panama	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34.95%
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. US.	Radio broadcasting	El Dorado Broadcasting Corporation	100.00%
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. US.	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48.98%

MUSIC

Full consolidation

Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Nova Ediciones Musicales, S.A.	1 share
Gran Vía Musical, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100.00%
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	Gran Vía Musical de Ediciones, S.L.	70.00%

Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Promotora de Informaciones, S.A.	1 share
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
			Nova Ediciones Musicales, S.A.	0.01%
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
RLM Colombia, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Production and organisation of shows and events	RLM, S.A.	100.00%
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09

Proportionate consolidation

My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	50.00%

(*) Consolidated tax group Prisa Radio, S.L. (Sociedad de Servicios Radiofónicos Unión Radio, S.L.): 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

AUDIOVISUAL

PRISA TELEVISION

Full consolidation

Audiovisual Sport, S.L	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	Prisa Televisión, S.A.U.	80.00%	2/91
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	DTS, Distribuidora de Televisión Digital, S.A.	99.61%	136/11
			Compañía Independiente de Televisión, S.L.	0.39%
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and explotation of audiovisual rights	DTS, Distribuidora de Televisión Digital, S.A.	99.95%	136/11
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	90.00%	136/11
			DTS, Distribuidora de Televisión Digital, S.A.	10.00%
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Prisa Televisión, S.A.U.	56.00%
Prisa Televisión, S.A.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of TV activities	Promotora de Informaciones, S.A.	100.00%	2/91
Vía Atención Comunicación, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Provision of digital TV services	DTS, Distribuidora de Televisión Digital, S.A.	100.00%	136/11

Equity method

Agencia de Televisión Latino-Americana de Servicios y Noticias País Vasco, S.A.U.	Ribera de Elorrieta. Pab. 7-9. Vizcaya	News agency and producer of broadcast news	Mediaset España Comunicación, S.A.	100.00%
Atlas Media, S.A.U.	Sant Just Desvern. Calle Bullidor, s/n.		Mediaset España Comunicación, S.A.	100.00%
Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights;exploitation of industrial and intelectual property rights.Management and financial intermediation of audiovisual companies	Mediaset España Comunicación, S.A.	30.00%
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	Prisa Televisión, S.A.U.	25.00%
Canal Factoría de Ficción, S.A.U.	Carretera de Fuencarral a Alcobendas. Km 12, 450. 28049. Madrid	Exploitation and distribution of audiovisual products	Mediaset España Comunicación, S.A.	100.00%
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	Mediaset España Comunicación, S.A.	100.00%
Edam Acquisition Holding I Cooperative, E.A.	Flevolaan 41 a 1411 KC Naarden Ámsterdam	Channelling of the investment in Endemol N.V., a company engaging in the creation, production and exploitation of content for television and other audiovisual platforms	Mediacinco Cartera, S.L.	33.00%

Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Indirect management of public service television	Prisa Televisión, S.A.U.	17.34%

Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights: production and distribution of publications	Mediaset España Comunicación, S.A.	100.00%
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid	Creation, development, production and commercial exploitation of audiovisual content	Mediaset España Comunicación, S.A.	30.00%

Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Intermediation and financial management	Mediaset España Comunicación, S.A.	75.00%
Mi Cartera Media, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Multimedia exploitation of economic and financial formats and content	Mediaset España Comunicación, S.A.	100.00%

Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EE.UU.	Television stations and production of television content	Mediaset España Comunicación, S.A.	44.00%
Premiere Megaplex, S.A.	Calle Enrique Jardiel Poncela. 4 . 28016. Madrid	Operation of cinemas (film and video distribution)	Mediaset España Comunicación, S.A.	50.00%
Producciones Mandarina, S.L.	Calle María Tobau. 3. 28050. Madrid	Creation, development, production and commercial exploitation of audiovisual content	Mediaset España Comunicación, S.A.	30.00%
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. Nº 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	Prisa Televisión, S.A.U.	53.00%
			Promotora de Actividades Audiovisuales de Colombia, Ltda.	1.00%
			Grupo Latino de Publicidad Colombia, Ltda.	1.00%
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	Mediaset España Comunicación, S.A.	100.00%
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Implementation and execution of advertising projects	Publiespaña, S.A.U.	100.00%
Sogecable Editorial, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management of intellectual property rights	Mediaset España Comunicación, S.A.	100.00%
Sogecable Media, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Sale of advertising space	Mediaset España Comunicación, S.A.	100.00%
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	Mediaset España Comunicación, S.A.	100.00%
V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . EE.UU.	Television broadcasting services	Promotora de Informaciones, S.A.	8.12%
			Prisa Televisión, S.A.U.	32.48%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*) Consolidated tax group DTS, Distributre de Television Digitial, S.A.: 136/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

LOCAL TELEVISION

Full consolidation

Axarquía Visión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Canal 4 Navarra, S.L.U.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Canal 4 Navarra Digital, S.A.U.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	Canal 4 Navarra, S.L.U.	100.00%	2/91
Collserola Audiovisual, S.L. (in liquidation)	Plaza Narcis Oller. Nº 6 1º. 1ª. 08006. Barcelona	Provision of local television services	Legal Affairs Consilium, S.L.U.	92.00%	2/91
			Promotora de Emisoras de Televisión, S.A.	0.50%
Legal Affairs Consilium, S.L.U.	Plaza Narcis Oller. Nº 6 1º. 1ª. 08006. Barcelona	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Localia TV Madrid, S.A.U.	Gran Vía, 32. Madrid	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Málaga Altavisión, S.A.	Paseo de Reding, 7. Málaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	87.24%	2/91
Marbella Digital Televisión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	59.99%
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	61.45%
Productora de Televisión de Córdoba, S.A.U.	Amatista s/n. Polígono El Granadall. Córdoba	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín". Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	66.00%
Promoción de Actividades Audiovisuales en Canarias, S.A.U.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Promotora Audiovisual de Zaragoza, S.L.U.	Emilia Pardo Bazán, 18. Zaragoza	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	99.90%	2/91
			Localia TV Madrid, S.A.U.	0.10%
Promotora de Emisoras, S.L	Gran Vía, 32. Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32. Madrid	Operation of TV channels	Promotora de Emisoras, S.L.	75.00%	2/91
			Promotora de Informaciones, S.A.	25.00%
Telecomunicaciones Antequera, S.A.U.	Aguardenteros, 15. Antequera. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Televisión Ciudad Real, S.L.U.	Ronda Carmen, 4. Ciudad Real	Production, broadcasting, publication and distribution of all manner of communication media and advertising activities	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Televisión Digital de Baleares, S.A.U.	Avenida Setze de Juliol, 53. Palma de Mallorca	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%
TV Local Eivissa, S.L.U.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91

Equity method

Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

MEDIA CAPITAL

Full consolidation

Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. Nº 144/156 - 6º Dto. 1250-146. Lisboa. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	Plural Entertainment Portugal, S.A.	100.00%
Chip Audiovisual, S.A.	Coso, 100 . Planta 3ª puerta 4-50001. Zaragoza	Audiovisual productions for TV	Factoría Plural, S.L.	50.00%
Desenvolvimento de Sistemas de Comunicaçao, S.A. (MEDIA CAPITAL TECHNOLOGIES)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Development, maintenance and commercial operation of computer hardware and programs; management of multimedia content (images, sound, text and data)	Media Global, SGPS, S.A. (MEGLO)	100.00%
Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	Media Global, SGPS, S.A. (MEGLO)	100.00%
Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting	Media Capital Rádios, S.A (MCR II)	100.00%
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc. )	Plural Entertainment Portugal, S.A.	100.00%
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	Plural Entertainment Portugal, S.A.	100.00%
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	51.00%
Grupo Media Capital, SGPS, S. A.	Rua Mário Castlhano nº 40. Queluz de Baixo. Portugal	Holdings	Vertix, SGPS, S.A	84.69%
Lúdicodrome Editora Unipessoal, Lda.	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sale (mail order, telephone or other) of goods and services disseminated via catalogues, magazines, newspapers, printed or audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	Media Capital Produçoes, S.A. (MCP)	100.00%
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	Grupo Media Capital, SGPS, S. A.	100.00%
Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. Nº 17 A. 1249-028. Lisboa. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	Media Global, SGPS, S.A.(MEGLO)	100.00%
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180. Santa Cruz de Tenerife	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%	2/91
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. US.	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3º Dt. 1000-184. Lisboa. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	Media Capital Música e Entretenimento, S.A (MCME)	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1º Izquierda. 28010. Madrid	Inactive	Plural Entertainment Portugal, S.A.	100.00%
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting, production of audio or video advertising spots Advertising, production and recording of discs. Development and production of radio programmes	Media Capital Rádios, S.A (MCR II)	100.00%
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	100.00%
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Media Capital Rádios, S.A (MCR II)	100.00%
Rádio Litoral Centro, Empresa de Radiodifusao, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Radio broadcasting in the areas of programme production and transmission	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Rádio Nacional - Emissoes de Radiodifusao, Lda.	Rua Capitao Tenente Oliveira e Carmo. 10-3. Quita Da Lomba. Barreiro. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Radiodifusão, Lda. (FLOR DO ÉTER)	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Production, realization and commercialization of cultural programmes sports and news by radio and audiovisual promotion of exhibitions and cultural conferences and artistic	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Comunicações Sonoras, S.A. (DRUMS)	Rua Tenente Valadim, nº 181, Porto Portugal	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Rádio Voz de Alcanena, Lda. (RVA)	Praceta Pedro Escuro, 10 , 4º dt. Santarém Portugal	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Rede Teledifusora Independente, S.A. (RETI)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Installation, management and operation of the telecommunication network or networks including transport, signal transmission for TV, radio, computer data, etc.	Televisao Independente, S.A. (TVI)	100.00%
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	Media Global, SGPS, S.A. (MEGLO)	100.00%
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. Nº 181. 4100-479. Porto. Portugal	Services, publication and sale of electronic goods and services	Editora Multimédia, S.A. (MULTIMÉDIA)	100.00%
Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	Media Capital Música e Entretenimento, S.A (MCME)	100.00%
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Media Global, SGPS, S.A. (MEGLO)	100.00%
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Vertix, SGPS, S.A.	Rua de las Amoreiras, 107. Lisboa. Portugal	Holdings	Promotora de Informaciones, S.A.	100.00%

Equity method

Plural - Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	50.00%
Plural Entertainment Brasil Produçao de Vídeo, Ltda.	Rua Padre Adelino. Nº 758, 3º andar, Quarta Parada. CEP 03303-904.	Inactive	Media Capital Produçoes - Investimentos, SGPS, S.A.	49.00%
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	Plural Entertainment España, S.L.	40.00%
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	Plural Entertainment España, S.L.	40.00%
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	Estádio Dr. Magalhaes Pessoa. 2400-000. Leiria. Portugal	Football team management	Media Global, SGPS, S.A. (MEGLO)	20.16%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2011
APPENDIX I

				December 2011
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

DIGITAL

Full consolidation

Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	Prisa Digital, S.L.	60.00%

Meristation Magazine, S.L.	Almogavers 12. Llagostera. Girona	Provision of documentation services	Prisa Digital, S.L.	100.00%	2/91
Prisa Digital Inc.	2100 Coral Way. Suite 200. Miami. Florida. 33145. US.	Provision of internet services	Prisa Digital, S.L.	50.00%
			Prisa Inc.	50.00%
Prisa Digital, S.L.	Gran Vía, 32. Madrid	Provision of internet services	Promotora de Informaciones, S.A.	100.00%	2/91

PRINTING

Full consolidation

Prisaprint, S.L.	Gran Vía, 32. Madrid	Management of printing companies	Promotora de Informaciones, S.A.	100.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	0.00%

Equity method

Bidasoa Press, S.L.	Calle Malilla Nº 134. 46026. Valencia	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Prisaprint, S.L.	40.00%
Dédalo Heliocolor, S.A.	Ctra. Nacional II. Km. 48, 500 Polígono Industrial Nº I. 19171. Cabanillas del Campo. Guadalajara	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Dédalo Offset, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas. Sevilla	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Gráficas Integradas, S.A.	Calle Camino de los Afligidos S/N. Alcalá de Henares. Madrid	Printing of publishing products	Dédalo Heliocolor, S.A.	100.00%	225/04
Macrolibros, S.L.	Calle Vázquez de Menchaca. Nº9. Polígono Argales. 47008. Valladolid	Printing of publishing products	Dédalo Offset, S.L.	100.00%	225/04
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04

MEDIA ADVERTISING SALES

Full consolidation

Prisa Brand Solutions, S.L.U.	Gran Vía, 32. Madrid	Contracting of advertising exclusives	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa Innova, S.L.	Gran Vía, 32. Madrid	Management of promotional products and services	Prisa Brand Solutions, S.L.U.	99.95%	2/91
			Diario El País, S.L.	0.05%
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	Prisa Brand Solutions, S.L.U.	99.97%	2/91
			Promotora de Informaciones, S.A.	0.03%

OTHER

Full consolidation

GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	Prisa División Internacional, S.L.	100.00%
Liberty Acquisition Holdings Virginia, Inc.	Gran Vía, 32. Madrid	Holdings	Promotora de Informaciones, S.A.	100.00%
Prisa División Inmobiliaria, S.L.	Gran Vía, 32. Madrid	Lease of commercial and industrial premises	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa División Internacional, S.L.	Gran Vía, 32. Madrid	Holdings in foreign companies	Promotora de Informaciones, S.A.	100.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	0.00%
Prisa Finance (Netherlands) BV	Gran Vía, 32. Madrid	Holdings in and financing of companies	Promotora de Informaciones, S.A.	100.00%
Prisa Inc.	5300 First Union Finacial Centre. Miami. Florida. US.	Management of companies in the US and North America	Prisa División Internacional, S.L.	100.00%
Promotora de Actividades América 2010, S.L.	Gran Vía, 32. Madrid	Production and organisation of activities and projects	Promotora de Informaciones, S.A.	100.00%	2/91
		marking the bicentenary of American Independence
Promotora de Actividades América 2010 - México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. MExico. City. Mexico	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L.	100.00%
			Prisa División Internacional, S.L.	1 share
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80, 10 23 . Bogotá. Colombia	Production and distribution of audiovisual content	Prisa División Internacional, S.L.	99.00%
			Promotora de Informaciones, S.A.	1.00%
Prisa Gestión de Servicios, S.L.	Gran Vía, 32. Madrid	Management and development of administrative,	Promotora de Informaciones, S.A.	100.00%	2/91
		financial, personnel, resource selection services

Equity method

V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . US.	Television broadcasting services	Prisa Televisión, S.A.U.	33.78%
			Promotora de Informaciones, S.A.	8.12%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*) Consolidated tax group Dédalo Grupo Gráfico, S.L.: 225/04

KEY FINANCIAL AGGREGATES OF THE COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
APPENDIX II

	December 2011
INVESTEE	TOTAL ASSETS	EQUITY	OPERATING INCOME	NET PROFIT (LOSS)

EDUCATION

Distribuidora Digital de Libros, S.A.	2,023	235	726	(621)
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	242	213	66	(238)

PRESS

Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	554	43	531	(309)

EL PAÍS

Ediciones Conelpa, S.L.	7,154	(1,221)	4,463	(1,224)

DISTRIBUTION

Beralán, S.L.	15,206	3,635	128,925	834
Cirpress, S.L.	6,402	2,554	25,055	388
Comercial de Prensa Siglo XXI, S.A.	5,475	(4,742)	52,143	(2,755)
Dima Distribución Integral, S.L.	20,602	4,599	11,600	391
Distribución de Prensa por Rutas, S.L.	1,117	(234)	13,857	(305)
Distribuciones Papiro, S.L.	5,370	1,557	41,860	584
Distribuciones Ricardo Rodríguez, S.L.	2,544	454	21,933	198
Distribuidora Almeriense de Publicaciones, S.L.	2,413	481	12,145	34
Distribuidora Cordobesa de Medios Editoriales, S.L.	3,272	183	18,315	46
Distribuidora de Publicaciones Boreal, S.L.	17,067	8,312	33,861	694
Distribuidora Extremeña de Publicaciones, S.L.	9,615	2,594	27,271	599
Distrigalicia, S.L.	6,105	3,244	24,083	378
Distrimedios, S.L.	25,644	2,410	81,400	601
Gelesa Gestión Logística, S.L.	25,942	(1,933)	115,916	(1,116)
Grupo Distribución Editorial Revistas, S.L.	6,920	830	34,807	141
Logística Ciudad Real, S.L.	4,235	930	12,383	118
Marina BCN Distribucions, S.L.	29,589	6,983	121,836	795
Nuevo Distrigades, S.L.	3,221	318	25,167	383
Prensa Serviodiel, S.L.	2,018	535	10,129	235
Souto, S.L.	2,551	1,163	7,289	116
Suscripciones de Medios Editoriales, S.L.	1,729	392	5,062	3
Trecedis, S.L.	9,350	2,757	107,884	(129)
Val Disme, S.L.	24,235	8,302	133,054	636

RADIO

RADIO IN SPAIN

Radio Jaén, S.L.	1,748	1,281	1,159	(101)
Unión Radio del Pirineu, S.A.	560	389	401	(13)

INTERNATIONAL RADIO

El Dorado Broadcasting Corporation	464	(1,325)	0	(3)
Green Emerald Business Inc.	1,396	(2,242)	1,095	(241)
WSUA Broadcasting Corporation	4,139	(4,288)	422	(85)
W3 Comm Concesionaria, S.A. de C.V.	900	(790)	474	(70)

AUDIOVISUAL

PRISA TELEVISION

Canal Club de Distribución de Ocio y Cultura, S.A.	N/A	N/A	N/A	N/A
Gestevisión Telecinco, S.A. y sociedades dependientes	N/A	N/A	N/A	N/A
Promotora Audiovisual de Colombia PACSA, S.A.	N/A	N/A	N/A	N/A
V-Me Media Inc.	3,471	503	3,072	(14,602)

LOCAL TELEVISION

Riotedisa, S.A.	N/A	N/A	N/A	N/A

MEDIA CAPITAL

Plural - Jempsa, S.L.	2,630	348	60	(1)
Plural Entertainment Brasil Produçao de Vídeo, Ltda. (Fomerly, NBP Brasil, S.A.)	223	(27)	N/A	N/A
Productora Canaria de Programas, S.A.	1,524	1,322	841	15
Sociedad Canaria de Televisión Regional, S.A.	2,227	1,898	1,847	87
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	N/A	N/A	N/A	N/A

PRINTING

Dédalo Grupo Gráfico, S.L. y sociedades dependientes	134,112	(157,887)	84,974	(47,871)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Dédalo Grupo Gráfico, S.L.
Madrid, Spain

We have audited the accompanying consolidated balance sheet of Dédalo Grupo Gráfico, S.L. and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain
June 30, 2011

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
(Thousands of euros)

ASSETS	Notes	12/31/11 (*)	12/31/10	EQUITY AND LIABILITIES	Notes	12/31/11 (*)	12/31/10

A) NON-CURRENT ASSETS		101,173	132,855	A) EQUITY	Note 10	(154,026)	(110,015)

I. INTANGIBLE ASSETS	Note 5			A-1) SHAREHOLDERS' EQUITY		(154,026)	(110,015)
1. Industrial Property		-	-
2. Computer software		202	331	I. SHARE CAPITAL		28,458	28,458
		202	331
II. PROPERTY, PLANT AND EQUIPMENT	Note 6			II. SHARE PREMIUM		91,085	91,085
1. Land		5,345	5,345
2. Buildings and structures		26,741	27,527	III. PRIOR YEARS' LOSSES		(235,390)	(206,982)
3. Plant		8,891	10,300
4. Machinery and tools		55,999	66,364	IV. CONSOLIDATION RESERVES		6,938	539
5. Other fixtures and furniture		424	529
6. Other items of property, plant and equipment		971	1,212	V. RESERVES FOR FIRST-TIME APPLICATION OF IFRSs		(1,106)	(1,106)
7. Advances and property, plant and equipment in the course of construction		403	503
		98,774	111,780	VI. LOSS FOR THE YEAR		(44,011)	(22,009)

III. NON-CURRENT FINANCIAL ASSETS				B) NON-CURRENT LIABILITIES		209,842	196,554
1. Other financial assets	Note 9	314	314
		314	314	I. NON-CURRENT PAYABLES TO RELATED PARTIES	Notes 11 and 14	139,192	95,758

IV. DEFERRED TAX ASSETS	Note 12	1,883	20,430	II. NON-CURRENT PAYABLES
				1. Bank borrowings	Note 11	64,881	89,431
				2. Derivatives	Note 11	3,700	5,000
B) CURRENT ASSETS		32,528	36,543			68,581	94,431

I. NON-CURRENT ASSETS HELD FOR SALE		3,138	3,588	III. DEFERRED TAX LIABILITIES	Note 12	1,883	6,151

II. INVENTORIES	Note 7	5,591	6,315	IV. DEFERRED REVENUE	Note 11	186	214

III. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services	Note 9	12,963	17,162	C) CURRENT LIABILITIES		77,885	82,859
2. Receivable from related parties	Notes 9 and 14	6,804	6,608
3. Loans to employees	Note 9	2	4	I. CURRENT PAYABLES TO RELATED PARTIES	Notes 11 and 14	988	8,228
4. Sundry accounts receivable	Note 9	8	40
5. Other accounts receivable from public authorities	Note 12	2,396	1,315	II. CURRENT PAYABLES
		22,173	25,129	1. Bank borrowings	Note 11	41,593	42,748
IV. CURRENT FINANCIAL ASSETS				2. Obligations under finance leases	Note 8	-	72
1. Other financial assets	Note 9	496	-	3. Other financial liabilities	Note 11	134	209
		496	-			41,727	43,029

V. CURRENT PREPAYMENTS AND ACCRUED INCOME		14	29	III. TRADE AND OTHER PAYABLES
				1. Payable to suppliers and sundry accounts payable	Note 11	22,050	21,513
VI. CASH AND CASH EQUIVALENTS				2. Payable to suppliers - related parties	Notes 11 and 14	2,309	872
1. Cash		1,116	1,482	3. Other accounts payable to public authorities	Note 12	9,042	7,480
2. Cash equivalents		-	-	4. Remuneration payable	Note 11	1,769	1,737
		1,116	1,482			35,170	31,602

TOTAL ASSETS		133,701	169,398	TOTAL EQUITY AND LIABILITIES		133,701	169,398

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated balance sheets at December 31, 2011 and 2010.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR 2011, 2010 AND 2009
(Thousands of euros)

	Notes	2011 (*)	2010	2009 (*)

A) CONTINUING OPERATIONS

1. Revenue	Note 13	84,945	94,923	97,455

2. Cost and expenses		(30,825)	(34,557)	(37,389)

3. Other operating income
a) Non-core and other current operating income		29	72	115
		29	72	115

4. Staff costs
a) Wages, salaries and similar expenses		(36,454)	(32,483)	(34,761)
b) Employee benefit costs	Note 13	(9,064)	(9,932)	(9,636)
		(45,518)	(42,415)	(44,397)

5. Other operating expenses
a) Outside services, taxes other than income tax and other current operating expenses	Notes 8 and 13	(18,051)	(18,462)	(20,198)
b) Losses on, impairment of and change in allowances for trade receivables		(1,252)	(631)	(1,192)
		(19,303)	(19,093)	(21,390)

6. Depreciation and amortization charge
a) Intangible assets	Note 5	(130)	(160)	(263)
b) Property, plant and equipment	Note 6	(13,356)	(13,880)	(14,593)
		(13,486)	(14,040)	(14,856)

7. Impairment and gains or losses on disposals of non-current assets	Note 6	(304)	1	(123)

A.1) LOSS FROM OPERATIONS		(24,462)	(15,109)	(20,585)

8. Finance income
a) From marketable securities and other financial instruments		1,316	604	54
		1,316	604	54

9. Finance costs
a) On debts to related parties	Note 14	(91)	(354)	(1,020)
b) On debts to third parties		(6,495)	(7,150)	(6,739)
c) Loss on derivatives		-	-	(2,506)
		(6,586)	(7,504)	(10,265)

10. Exchange differences		-	-	(8)

A.2) FINANCIAL LOSS		(5,270)	(6,900)	(10,219)

A.3) LOSS BEFORE TAX		(29,732)	(22,009)	(30,804)

11. Income tax	Note 12	(14,279)	-	-

A.4) LOSS FOR THE YEAR		(44,011)	(22,009)	(30,804)

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated income statements for 2011, 2010 and 2009.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR 2011, 2010 AND 2009
(Thousands of euros)

	2011 (*)	2010	2009 (*)

A) Consolidated loss per income statement	(44,011)	(22,009)	(30,804)

B) Total income and expense recognized directly in consolidated equity	-	-	-

C) Total transfers to profit or loss	-	-	-
TOTAL RECOGNIZED INCOME AND EXPENSE	(44,011)	(22,009)	(30,804)

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated statements of comprehensive income for 2011, 2010 and 2009.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2011, 2010 AND 2009
(Thousands of euros)

	Share capital	Share premium	Consolidation reserves	Reserves for first- time application of IFRSs	Prior years' losses	Loss for the year	TOTAL

A. BALANCE AT DECEMBER 31, 2008	28,458	91,085	12,742	(1,106)	(119,302)	(69,079)	(57,202)

I. Total recognized income and expense	-	-	-	-	-	(30,804)	(30,804)
II. Other changes in equity	-	-	(11,898)	-	(57,181)	69,079	-

B. BALANCE AT DECEMBER 31, 2009 (*)	28,458	91,085	844	(1,106)	(176,483)	(30,804)	(88,006)

I. Total recognized income and expense	-	-	-	-	-	(22,009)	(22,009)
II. Other changes in equity	-	-	(305)	-	(30,499)	30,804	-

C. BALANCE AT DECEMBER 31, 2010	28,458	91,085	539	(1,106)	(206,982)	(22,009)	(110,015)

I. Total recognized income and expense	-	-	-	-	-	(44,011)	(44,011)
II. Other changes in equity	-	-	6,398	-	(28,407)	22,009	-

D. BALANCE AT DECEMBER 31, 2011 (*)	28,458	91,085	6,937	(1,106)	(235,389)	(44,011)	(154,026)

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated statements of changes in equity for 2011, 2010 and 2009
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2011, 2010 AND 2009
(Thousands of euros)

	2011 (*)	2010	2009 (*)

A) CASH FLOWS FROM OPERATING ACTIVITIES

1. Loss for the year before tax	(29,732)	(22,009)	(30,804)

2. Adjustments for:
a) Depreciation and amortization charge	13,486	14,040	14,856
b) Impairment losses on goodwill	-	-	-
c) Impairment losses	-	1,467	1,192
d) Changes in provisions	1,252	(367)	-
e) Gains/Losses on derecognition and disposal of non-current assets	304	(1)	123
f) Finance income	(1,316)	(604)	(54)
g) Finance costs	6,586	7,504	10,265
h) Exchange differences	-	-	8
i) Recognition of grants in profit or loss	(28)	(32)	(57)
	20,284	22,007	26,333

3. Changes in working capital
a) Inventories	724	451	2,062
b) Trade and other receivables	1,704	(670)	6,173
c) Trade and other payables	3,557	1,176	1,381
d) Other non-current assets and liabilities	175	13	-
	6,160	970	9,616

4. Other cash flows from operating activities
a) Interest paid	(6,799)	(5,760)	(5,660)
b) Interest received	16	4	54
	(6,783)	(5,756)	(5,606)

Cash flows from operating activities	(10,071)	(4,788)	(461)

B) CASH FLOWS FROM INVESTING ACTIVITIES

5. Payments due to investment
a) Intangible assets	(1)	(2)	(235)
b) Property, plant and equipment	(436)	(790)	(4,786)
c) Other financial assets	(496)	(15)	-
	(933)	(807)	(5,021)

6. Proceeds from disposal
a) Property, plant and equipment	8	1	2
b) Other financial assets	-	14	154
	8	15	156

Cash flows from investing activities	(925)	(792)	(4,865)

C) CASH FLOWS FROM FINANCING ACTIVITIES

7. Proceeds and payments relating to financial liability instruments
a) Issue of
1. Bank borrowings	-	-	560
2. Borrowings from Group companies and associates	36,194	6,033	-
	36,194	6,033	560

b) Repayment of
1. Bank borrowings	(25,564)	(385)	(2,768)
2. Borrowings from Group companies and associates		-	-
	(25,564)	(385)	(2,768)

Cash flows from financing activities	10,630	5,648	(2,208)

D) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(366)	68	(7,534)

Cash and cash equivalents at beginning of year	1,482	1,414	8,948

Cash and cash equivalents at end of year	1,116	1,482	1,414

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated statements of cash flows for 2011, 2010 and 2009.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011 (UNAUDITED), 2010 (AUDITED) AND 2009 (UNAUDITED).

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

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

·	IFRSs are applied in the preparation of the consolidated financial information for the Group. In accordance with IFRSs, the consolidated financial statements of the Group include the following:

-	Consolidated balance sheet.

-	Consolidated income statement.

-	Consolidated statement of comprehensive income.

-	Consolidated statement of changes in equity.

-	Consolidated statement of cash flows.

·	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for like transactions, events and items in 2011, 2010 and 2009.

In 2011, the following amendments to accounting standards came into force which, therefore, were taken into account when preparing the accompanying consolidated financial statements:

·	Amendments to IAS 32 Financial Instruments: Presentation - Classification of Rights Issues
·	Revised IAS 24- Related Party Disclosures
·	Improvements to IFRSs
·	Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement
·	IFRIC 19 Extinguishing Financial Liabilities with Equity

The application of these amendments and interpretations did not have a significant impact on the Group’s consolidated financial statements for this year.

At December 31, 2011, the Dédalo Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments, and interpretations		Mandatory application for financial years beginning on or after
Amendment to IFRS 7-	Financial Instruments: Disclosures – Transfers of financial assets	July 1, 2011
IFRS 9	Financial Instruments: Classification and measurement	January 1, 2015 (*)
Amendment to IAS 12	Income Tax - Deferred tax in connection with investment property	January 1, 2012
IFRS 9 and IFRS 7	Effective date and disclosures on transition	N/A
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Measuring fair value	January 1, 2013
IAS 27 (Revised)	Individual financial statements	January 1, 2013
IAS 28 (Revised)	Investments in associates and joint ventures	January 1, 2013
Amendment to IAS 1	Presentation on other comprehensive income	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
Amendment to IAS 32	Offsetting financial assets and financial liabilities	January 1, 2014
Amendment to IFRS 7	Offsetting financial assets and financial liabilities	January 1, 2013
IFRIC interpretation 20	Stripping costs in the production phase of a surface mine	January 1, 2013

(*) The original date of application was January 1, 2013.  On December 16, 2011, the IASB approved deferring the date to January 1, 2015.

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

b)	Fair Presentation and accounting principles

The consolidated financial statements were obtained from the individual financial statements of Dédalo Grupo Gráfico, S.L. and its Subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2011 and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

The Group's consolidated annual financial statements for the years 2010 and 2009 were approved by the shareholders on July 22, 2011 and June 24, 2010, respectively and deposited in the Mercantile Registry of Madrid. The consolidated financial statements for the year ended December 31, 2011, will be proposed for submission for approval at the General Shareholders Meeting, which are expected to be approved without any modification. They were prepared in accordance with Spanish GAAP and, therefore, may differ from the amounts included in these financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Securities Exchange Commision (SEC) Regulation S-X sets forth the requirements for financial statements to be included in filings made with the SEC based on the criteria established in Rule 3-09. Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons. Based upon these criteria Dédalo is considered to be a significant equity investment of Prisa for the year ended 2010. Therefore, Prisa must include the separate financial statements of the Group for 2011 (unaudited), 2010 (audited) and 2009 (unaudited) in Prisa's form 20F to be filed with the SEC. At the request of Prisa the Group´s financial statements for the three years ended 2011 to be included in the Form 20F have been prepared in accordance with IFRS issued by IASB. The Group will continue to prepare its annual consolidated financial statements in accordance with Spanish GAAP.

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

In the consolidated financial statements estimates were occasionally made by executives of the Group and of the entities in order to quantify certain assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets and deferred tax assets to determine the possible existence of impairment losses (see Note 4-d).

-	The useful life of the property, plant and equipment and intangible assets (see Notes 4-b and 4-c).

-	The assumptions used in calculating the fair value of financial instruments (see Note 4-h).

-	The assessment of the likelihood and amount of undetermined or contingent liabilities.

-	The calculation of provisions.

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

In 2011 there were no significant changes in the estimates made at the end of 2010 and 2009, apart from those used to determine deferred tax assets.

d)	Comparative information

In addition to the figures for 2011, the consolidated financial statements show those relating to 2010 and 2009.

The figures included in the documents composing these consolidated financial statements are expressed in thousands of Euros.

e)	Grouping of items

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

In 2011 there were no significant changes in accounting policies with respect to those applied in 2010 and 2009.

g)	Correction of errors

In preparing the consolidated financial statements no significant errors were detected that would have made it necessary to restate the amounts included in the consolidated financial statements for 2010 and 2009.

h)	Going concern principle of accounting

The Dédalo Group is a printing group whose activities encompass the areas of Offset, Books, Gravure and Press.

The Offset business (rotary press and flat plate) has been affected by stiffer competition in the market, which has given rise to a demand stagnation and pressure on prices due to excess capacity, hindering the attraction of new customers and making it necessary to undertake an in-depth reorganization of operating and production activities. The restructuring of the Company’s operations continued in 2011 with the derecognition of inefficient or uncompetitive operating assets, the optimization of the work centers’ resources in order to achieve greater specialization and cost reductions, and the enhancement of commercial efficiency by concentrating on the Group’s most profitable customers in the medium and long term.

In 2011, the Group has executed a 77 employee restructuring, under a Collective Dismissal Procedure approved by the Consejería de Trabajo y Empleo de Castilla La Mancha, Labour Department of the regional Government in Castilla La Mancha, in Dedalo Heliocolor, S.A.U, the gravure technique company, with severance payments and other related operating expenses amounting 6,465 thousand Euros. The goal of this measure is promoting a competitive cost structure. Apart of the this action, the Group has restructured its business line of daily press in Dédalo Offset, S.L.U. with the exit of 17 employee and a cost due to severance amounting 633 thousand Euros.

At December 31, 2011, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 363 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 130,803 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation (see Note 14).

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which contemplate continuation of the Group as a going concern. However, the companies of the Group have incurred ongoing losses from operations as a result of increased competition in the printing markets in which they operate and have an accumulated deficit of EUR 277,429 thousand to December 31, 2011. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company may seek additional equity in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms.

i)	Working capital

At December 31, 2011, the Group had a working capital deficiency of EUR 45,357 thousand. The Company’s activities consist mainly of the provision of printing services and, therefore, its financial structure is conditioned by agreements with customers and suppliers based generally on long-term relationships and contracts. The Company considers that the current payment and collection periods could be improved in the future.

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

In 2011, Dédalo Offset, S.L.U. has been demerged into a new company Macrolibros, S.L.U.. In 2010 Altamira, S.A.U. was merged by absorption by Dédalo Heliocolor, S.A.U. In 2009 there were no changes in the scope of consolidation.

3.  DISTRIBUTION OF RESULT

The proposal for the distribution of the result of Dédalo Grupo Gráfico, S.L. for 2011, 2010 and 2009, proposed by the Board of Directors is to allocate it in “Prior years’ losses” and “Consolidation reserves”.

4.  ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2011 and comparative information were as follows:

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

d)	Impairment losses

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

Due to the Company has not any goodwill amount, it has not been necessary to perform any impairment test this year.

e)	Leases

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

At December 31, 2011 “Property, Plant and Equipment” in the consolidated balance sheet doesn´t include assets held under finance leases because the Group has paid the last instalments as lease-purchase option, (December 31, 2010 and 2009 937 thousand), (see Notes 6 and 8).

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

f)	Assets classified as held for sale

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

Income and expenses arising from these assets are recognized in the consolidated income statement in accordance with their nature.

g)	Financial instruments

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

The consolidated companies derecognize a financial asset when, and only when, an individualized analysis has concluded that:

·	If the risks and rewards associated with the asset are not substantially transferred or retained, the financial asset is derecognized if the control over it is transferred.

·	The contractual rights on the cash flows of the asset in question have expired.

·	The aforementioned rights have been transferred and substantially all the risks and rewards of ownership have been transferred.

·
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

Financial liabilities-

Accounts payable

Accounts payable by the consolidated companies that have arisen from the purchase of goods and services in the normal course of their business and those which, their origin is not commercial transaction, cannot be considered to be derivative financial instruments, are financial liabilities.

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

h)	Derivative financial instruments and hedge accounting

The Group is exposed to changes in the yield curve because all its bank borrowings are at floating interest rates. Consequently, the Group enters into interest rate hedges, mainly through agreements providing for interest rate caps that do not qualify for hedge accounting.

The changes in the value of these financial instruments are recognized as finance income or finance costs for the year as required by IFRSs.

i)	Inventories

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

j)	Foreign currency transactions

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

k)	Current / Non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

l)	Tax matters

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

Deferred tax assets are only recognised when it is considered probable that the consolidated entities will generate future taxable profit against which they can be applied and do not result from the initial recognition of other assets and liabilities in a transaction that affects neither accounting profit (loss) nor taxable profit (tax loss).

The recognized deferred tax assets are reassessed at each balance sheet date, recording the necessary adjustments when their future recovery is doubtful. Furthermore, at each balance sheet date the not recorded deferred tax assets are evaluated considering if they are recoverable with future profits.

The tax rate in Spain is 30%.

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

m)	Revenue and expense recognition

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

n)	Government grants (Deferred income)

The grants received by the consolidated companies are measured at the amount received are recognized under “Deferred Revenue in non-current liabilities” in the accompanying consolidated balance sheet. They are allocated to income in proportion to the depreciation over the estimated useful life of the subsidized assets.

o)	Provisions and contingencies

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and/or timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

●
Provisions: credit balances covering present obligations arising from past events, the settlement of which is likely to give rise to an outflow of resources, the amount and/or timing of which cannot be determined.

●
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the Company's control.

The consolidated financial statements include all the provisions with respect to which it is considered probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow in settlement is considered to be remote.

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

p)	Related party transactions

The transactions performed by Dédalo Grupo Gráfico, S.L. and subsidiaries with related parties form part of the Company’s normal business activities in terms of their purpose and terms and conditions.

Sales to related parties are carried out on an arm’s length basis (see Note 14).

q)	Environmental impact

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

Therefore, no further disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

r)	Factoring

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

s)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

-	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of equity and borrowings.

5.  INTANGIBLE ASSETS

The changes in the intangible asset accounts and in the related accumulated amortization in 2011 and 2010, in thousands of Euros, are as follows:

2011

	Balance at 12/31/10	Additions	Disposals	Balance at 12/31/11 (*)
Cost
Industrial property	28	-	-	28
Computer software	2,833	1	(5)	2,829
Total cost	2,861	1	(5)	2,857
Accumulated amortization
Industrial property	(28)	-	-	(28)
Computer software	(2,502)	(130)	5	(2,627)
Total accumulated amortization	(2,530)	(130)	5	(2,655)
Intangible assets, net	331			202

(*) Unaudited figures

2010

	Balance at 12/31/09 (*)	Additions	Disposals	Balance at 12/31/10
Cost
Industrial property	28	-	-	28
Computer software	2,854	2	(23)	2,833
Total cost	2,882	2	(23)	2,861
Accumulated amortization
Industrial property	(27)	(1)	-	(28)
Computer software	(2,366)	(159)	23	(2,502)
Total accumulated amortization	(2,393)	(160)	23	(2,530)
Intangible assets, net	489			331

(*) Unaudited figures

The amortization of intangible assets charged to the consolidated income statement in 2011 amounted to EUR 130 thousand (2010: EUR 160 thousand and 2009: EUR 263 thousand).

There are no restrictions on ownership of the intangible assets or any firm commitments for future purchases.

At December 31, 2011, fully amortized intangible assets in use amounted to EUR 2,314 thousand (December 31, 2010: EUR 2,171 thousand and December 31, 2009: EUR 1,759 thousand).

6.  PROPERTY, PLANT AND EQUIPMENT

The changes in the property, plant and equipment accounts and in the related accumulated amortization in 2011 and 2010, in thousands of Euros, are as follows:

2011

	Balance at 12/31/10	Additions	Disposals	Transfers	Balance at 12/31/11 (*)
Cost
Land	5,345	-	-	-	5,345
Buildings and structures	34,525	107	-	-	34,632
Plant	29,983	15	(106)	-	29,892
Machinery and tools	211,786	241	(104)	100	212,023
Other fixtures and furniture	1,721	8	(15)	-	1,714
Other items of property, plant and equipment	4,487	1	(4)	-	4,484
Property, plant and equipment in progress	503	-	-	(100)	403
Total cost	288,350	372	(229)	-	288,493
Accumulated depreciation
Buildings and structures	(6,998)	(893)	-	-	(7,891)
Plant	(19,683)	(1,411)	93	-	(21,001)
Machinery and tools	(145,422)	(10,706)	104	-	(156,024)
Other fixtures and furniture	(1,192)	(104)	6	-	(1,290)
Other items of property, plant and equipment	(3,275)	(242)	4	-	(3,513)
Total accumulated depreciation	(176,570)	(13,356)	207	-	(189,719)
Property, plant and equipment, net	111,780				98,774

(*) Unaudited figures

2010

	Balance at 12/31/09 (*)	Additions	Disposals	Transfers	Balance at 12/31/10
Cost
Land	5,345	-	-	-	5,345
Buildings and structures	34,507	18	-	-	34,525
Plant	29,647	169	(19)	186	29,983
Machinery and tools	211,869	69	(5)	(147)	211,786
Other fixtures and furniture	1,721	-	-	-	1,721
Other items of property, plant and equipment	4,487	11	(11)	-	4,487
Property, plant and equipment in progress	442	100	-	(39)	503
Total cost	288,018	367	(35)	-	288,350
Accumulated depreciation
Buildings and structures	(6,106)	(892)	-	-	(6,998)
Plant	(18,201)	(1,460)	19	(41)	(19,683)
Machinery and tools	(134,341)	(11,127)	5	41	(145,422)
Other fixtures and furniture	(1,072)	(120)	-	-	(1,192)
Other items of property, plant and equipment	(3,005)	(281)	11	-	(3,275)
Total accumulated depreciation	(162,725)	(13,880)	35	-	(176,570)
Property, plant and equipment, net	125,293				111,780

(*) Unaudited figures

“Land” and “Buildings and Structures” include buildings with a cost of EUR 19,055 thousand, which have been mortgaged to secure the loan and syndicated credit agreements entered into by Dédalo Grupo Gráfico, S.L. and Subsidiaries with a group of banks (see Note 11).

At December 31, 2011, “Machinery and Tools” doesn´t include assets held under finance leases, because in 2011 the Group has paid last instalments as lease-purchase option. At December 31, 2010 and 2009, “Machinery and Tools” includes EUR 937 thousand related to assets held under finance leases (see Note 8).

Additions

In 2011 and 2010, the additions relate mainly to the acquisition of new equipment in different companies of the Group.

Disposals

The disposals in 2011 include assets sold for EUR 8 thousand, an impairment loss on disposal of property, plant and equipment of EUR 14 thousand was recognized.

The disposals in 2010 included the derecognition of fully depreciated assets, sold for EUR 1 thousand, an gain on disposal of property, plant and equipment of EUR 1 thousand was recognized.

The disposals in 2009 included the derecognition mainly of machinery and computer hardware. The carrying amount of these assets, sold for EUR 2 thousand, was EUR 125 thousand and, therefore, an impairment loss on disposal of property, plant and equipment of EUR 123 thousand was recognized.

As indicated in Note 4-c, in 1996 Dédalo Heliocolor, S.A.U., revalued its property, plant and equipment pursuant to several legal provisions, including Royal Decree-Law 7/1996, of June 7. The accounts affected by this revaluation have been fully depreciated and, therefore, no gains were generated in this connection in 2009.

The depreciation of property, plant and equipment charged to the consolidated income statement in 2011 amounted to EUR 13,356 thousand (2010: EUR 13,880 thousand and 2009: EUR 14,593 thousand).

The Company takes out insurance policies to cover the possible risks to which its property, plant and equipment are subject. The Company considers that the present coverage is sufficient.

There are no restrictions on ownership of the Group’s property, plant and equipment other than those described above.

There are no commitments for future purchase of property, plant and equipment.

At December 31, 2011, fully depreciated property, plant and equipment in use amounted to EUR 73,826 thousand (December 31, 2010: EUR 69,786 thousand and 2009: EUR 61,437 thousand).

7.  INVENTORIES

The detail of “Inventories” at December 31, 2011 and 2010, in thousands of Euros, is as follows:

	12/31/11 (*)			12/31/10
	Cost	Write-down	Net	Cost	Write-down	Net

Raw materials and supplies	5,700	(1,105)	4,595	6,315	(1,099)	5,216
Goods and work in progress	994	-	994	1,095	-	1,095
Advances to suppliers	2	-	2	4	-	4
	6,696	(1,105)	5,591	7,414	(1,099)	6,315
(*) Unaudited figures

“Raw Materials and Supplies” includes mainly paper and spare parts for printing presses.

The Group has arranged two insurance policies to cover the risks to which its inventories are subject, the coverage of which is considered to be sufficient.

8.  LEASES

8.1. Finance leases

In 2011, the Group has paid last instalments as lease-purchase option, so at the end 2011 the Group has no minimum lease payments. At the end of 2010, the Group had entered into agreements with lessors for the following minimum lease payments (including any purchase options), based on the leases currently in force, without taking into account the charging of common expenses, future increases in the CPI or future contractual lease payment revisions (in thousands of Euros):

Minimum payments	12/31/10

Within one year	72
Between one and five years	-
72
(*) Unaudited figures

Therefore at the end of 2011 the consolidated companies, as lessees, haven`t recognized leased assets. In 2010, the consolidated companies, as lessees, had recognized the leased assets detailed below:

12/31/10

Plant	-
Machinery and tools	937
937
(*) Unaudited figures

8.2. Operating leases

The consolidated companies have arranged several operating leases relating mainly to the lease of the fixtures at one of the work centers of Dédalo Offset, S.L.U., and of Gráficas Integradas, S.A.U., the equipment with which the Group carries on its activities and transport equipment.

The expense recognized in the consolidated income statement for 2011 in relation to operating leases amounts to EUR 2,887 thousand (2010: EUR 2,880 thousand and 2009: EUR 3,036 thousand).

At the end of 2011 and 2010, the consolidated companies had acquired the following lease payment obligations under non-cancellable operating leases which fall due as follows:

2011

Year	Thousands of euros

2012	2,541
2013	2,270
2014	2,270
2015	2,270
2016	2,269
2017 and subsequent years	2,846
14,466

2010

Year	Thousands of euros

2011	2,678
2012	2,376
2013	2,376
2014	2,375
2015	2,375
2016 and subsequent years	4,828
17,008

The main characteristics of the building leases of the Group at December 31, 2011, are presented below:

-
Dédalo Offset, S.L.U.: agreement entered into with Mathew Chrome, S.L., for the lease of an industrial building located in the industrial area “Mateu Cromo” (Pinto, Madrid). The initial term is until October 1, 2019. The agreed annual price will be increased by a percentage equal to the increase experienced in the consumer price index (CPI).

-
Gráficas Integradas, S.A.U.: agreement entered into with Ameyago, S.L. for the lease of an industrial building and six parking spaces located in Madrid. The initial term was until December 21, 2010, with a renewal option for two additional years and afterwards with a renewal option on a yearly basis. The agreed annual price is increased by a percentage equal to the increase experienced in the consumer price index (CPI).

9.  FINANCIAL INSTRUMENTS

9.1. Financial assets by category

The breakdown of the balances of financial assets in the consolidated balance sheet at December 31, 2011 and 2010, based on the nature of the transaction and excluding balances with related parties, in thousands of Euros, is as follows:

Class	Other non-current financial assets		Other current financial assets		TOTAL
Category	2011(*)	2010	2011(*)	2010	2011(*)	2010
Loans and receivables	314	314	13,469	17,206	13,783	17,520
Loans and receivables from related parties	-	-	6,804	6,608	6,804	6,608
Total	314	314	20,273	24,437	20,587	24,750
(*) Unaudited figures

9.2. Other non-current financial assets

“Other Non-Current Financial Assets” includes mainly the amounts deposited by the various Group companies in relation to leases and supply agreements.

9.3. Other current financial assets

The summary of the balance carried out in 2011 and 2010 under this current asset heading, in thousands of Euros, is as follows:

	Balance at 12/31/11 (*)	Balance at 12/31/10
Current:
Trade receivables for sales and services	12,963	17,162
Loans to employees	2	4
Sundry accounts receivable	8	40
Other financial assets	496	-
Total current assets	13,469	17,206
(*) Unaudited figures

“Trade Receivables for Sales and Services” includes an allowance for doubtful debts, whose change in thousands of Euros is as follows:

Thousands of Euros

Balance at December 31, 2009 (*)	(1,770)
Provisions	(701)
Amounts used	333
Balance at December 31, 2010	(2,138)
Provisions	(1,341)
Amounts used	631
Balance at December 31, 2011 (*)	(2,848)
(*) Unaudited figures

At December 31, 2011, the Group had arranged a non-recourse factoring line with BBVA Factoring, S.A. EFC for up to EUR 700 thousand, of which at December 31, 2011 the consolidated companies had factored EUR 413 thousand. This arrangement is subject to compliance by the consolidated companies with certain conditions, which the Company considers were being met satisfactorily at the date of preparation of these consolidated financial statements.

In 2011, the Group has cancelled the non-recourse factoring line with Banco de Sabadell, S.A. for up to EUR 3,000 thousand.

9.4. Information on the nature and level of risk of financial instruments

The Group has established the mechanisms necessary to control, based on the Group’s financial position and structure and on the economic variables of the industry, exposure to changes in interest and exchange rates, as well as to credit and liquidity risks, using when necessary specific hedging transactions.

Credit risk

In the financing transactions area, credit risk arises due to the inability of a counterparty to meet the obligations established. The Group does not have a significant concentration of risk since 25% of its revenue is from related companies and approximately 58% of the accounts receivable from other parties is covered by credit insurance.

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

The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the aforementioned risks and the cost of debt. At December 31, 2011, the Group's bank borrowings were tied to floating interest rates and the reference interest rate was Euribor.

Accordingly, since its borrowings are exposed to interest rate risk, which could have an adverse effect on the financial results and cash flows, the Group has entered into derivatives to hedge the aforementioned risk (see Note 11.5.)

10.  EQUITY AND SHAREHOLDERS’ EQUITY

Share capital

At December 31, 2011 and 2010, the Company’s share capital amounted to EUR 28,458 thousand and was represented by 284,580 fully subscribed and paid ordinary shares of EUR 100 par value each.

The percentage of ownership of the shareholders is as follows:

2011
Prisaprint, S.L.	40.00%
Viking Business, S.L.	40.00%
Cérmides, S.A.R.L.	18.01%
Other shareholders	1.99%
Total	100.00%

At December 31, 2011, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 363 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 130,803 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation (see Note 14).

Share premium

The Consolidated Spanish Public Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

Consolidation reserves

The detail, by company, of “Equity – Consolidation Reserves” in the accompanying consolidated balance sheets at December 31, 2011 and 2010, in thousands of Euros, is as follows:

	2011(*)	2010

Dédalo Offset, S.L.U.	(33,809)	(20,035)
Distribuciones Aliadas, S.A.U.	3,713	2,617
Norprensa, S.A.U.	2,844	1,665
Bidasoa Press, S.L.U.	(4,292)	(4,205)
Dédalo Heliocolor, S.A.U.	(45,093)	(37,665)
Gráficas Integradas. S.A.U.	(169)	1,111
Dédalo Grupo Gráfico, S.L.	83,744	57,051
	6,938	539
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

11.  FINANCIAL LIABILITIES

11.1. Financial liabilities by category

The detail, by nature of the transactions, of “Financial Liabilities” in the consolidated balance sheets at December 31, 2011 and 2010, excluding the balances with related companies, in thousands of Euros, is as follows:

2011

Class Category	Non-current bank borrowings	Other non- current liabilities	Current bank borrowings	Other current liabilities	TOTAL
Accounts payable	64,881	-	41,593	23,953	130,427
Accounts payable to related parties	-	139,192	-	3,297	142,489
Liabilities at fair value through profit or loss	3,700	-	-	-	3,700
Deferred Revenue	-	-	-	186	186
Total	68,581	139,192	41,593	27,436	276,802
(*) Unaudited figures

2010

Class Category	Non-current bank borrowings	Other non- current liabilities	Current bank borrowings	Other current liabilities	TOTAL
Accounts payable	89,431	-	42,748	23,459	155,638
Accounts payable to related parties	-	95,758	-	9,100	104,858
Liabilities at fair value through profit or loss	5,000	-	-	-	5,000
Deferred Revenue	-	-	-	214	214
Total	94,431	95,758	42,748	30,046	265,710

11.2. Bank borrowings

On February 8, 2008 the Dédalo Group entered into two syndicated financing agreements:

·
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

·
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

On November 6, 2009 the Dédalo Group entered into two adhesion and modifying novation contracts of the financing agreements entered into on February 8, 2008 that amended certain clauses of the financing agreement:

·	The following are noteworthy amendments to the agreement entered into by Dédalo Grupo Gráfico, S.L.:

●	Exemption from the obligation to meet the financial ratios of Promotora de Informaciones, S.A. established for December 31, 2009.

●
Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case of the tranche relating to the revolving credit facility with a ceiling of EUR 10 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 60 million.

●	The credit is tied to Euribor plus a spread of 2.00%.

·
The following are noteworthy amendments to the multi-borrower credit agreement entered into by Distribuciones Aliadas, S.A.U., Norprensa, S.A.U, Bidasoa Press, S.L.U., Dédalo Heliocolor, S.A.U. and Gráficas Integradas, S.A.U.:

●	Exemption from the obligation to meet the financial ratios established for December 31, 2009.

●
Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case in the tranche relating to the revolving credit facility with a ceiling of EUR 5 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 55 million.

●	Granting of a guarantee by Promotora de Informaciones, S.A.

●	Compliance with the financial ratios established in the financing agreement of Promotora de Informaciones, S.A.

●	The credit is tied to Euribor plus a spread of 2.00%.

The detail, by maturity, of the items that form part of “Bank Borrowings”, in thousands of Euros, is as follows:

	2012	2013	2014	2015	Total
Syndicated loans	24,800	24,800	26,499	14,101	90,200
Syndicated credit facilities (*)	15,000	-	-	-	15,000
Syndicated interest	2,043	-	-	-	2,043
Syndicated fees and commissions	(250)	(250)	(250)	(19)	(769)
Total	41,593	24,550	26,249	14,082	106,474
(*) The final maturity period of the Syndicated credit facilities is 2013.

11.3. Other current liabilities

The summary of the transactions relating to “Other Current Liabilities” carried out in 2011 and 2010, in thousands of Euros, is as follows:

	Balance at 12/31/11 (*)	Balance at 12/31/10
Current:
Payable to non-current asset suppliers	134	209
Payable to suppliers and sundry accounts payable	22,050	21,513
Remuneration payable	1,769	1,737
Total current liabilities	23,953	23,459
(*) Unaudited figures

In "Other financial liabilities" at December 31, 2011 and 2010, the Group records a debt with suppliers of fixed assets of EUR 134 thousand, EUR 209 thousand, respectively.

11.4. Derivative financial instruments

Interest rate derivatives

At December 31, 2011, the Group had entered into financial instruments to hedge interest rate risk with various banks in relation to the syndicated financing agreements referred to in Note 11.2.

The changes in the value of these financial instruments are recognized as finance income and finance costs for the year as required by IFRSs, since in view of their nature they do not qualify for hedge accounting (see Note 4-h).

“Non-Current Financial Liabilities” in the accompanying consolidated balance sheet includes the fair value of the various financial instruments at year-end.

The total capital hedged amounts to EUR 70,560 thousand, with maturity on February 8, 2015 and half-yearly settlements.

The interest rate derivatives entered into by the Group and outstanding at December 31, 2011, and their fair values at that date, were as follows (in thousands of Euros):

2011 (*)

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2012	Outstanding at 2013
Dédalo Grupo Gráfico, S.L.	Collar	2015	38,160	(2,000)	26,640	12,960
Dédalo Heliocolor, S.A.U.	Collar	2015	32,400	(1,700)	21,600	11,400
Total			70,560	(3,700)	48,240	24,360
(*) Unaudited figures

2010

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2011	Outstanding at 2012
Dédalo Grupo Gráfico, S.L.	Collar	2015	42,000	(2,700)	34,320	26,640
Dédalo Heliocolor, S.A.U.	Collar	2015	36,000	(2,300)	28,800	21,600
Total			78,000	(5,000)	63,120	48,240

The fair value of the derivatives outstanding at December 31, 2011 is a negative amount of EUR 3,700 thousand (2010: a negative amount of EUR 5,000 thousand and 2009: a negative amount of EUR 5,600 thousand).

In 2011 the Group recognized a benefit amounting to EUR 1,300 thousand in the consolidated income statement arising from the changes in value of these financial instruments (2010: EUR 600 thousand and 2009: EUR 2,506 thousand).

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

The detail of the analysis of the sensitivity of the derivatives to the euro yield curve, which the Group considers to be reasonable, in thousands of Euros, is as follows:

Sensitivity (before tax)	12/31/11	12/31/10	12/31/09
+0.5% (INCREASE IN THE YIELD CURVE)	462	946	1,064
-0.5% (DECREASE IN THE YIELD CURVE)	(472)	(1,186)	(1,116)

The sensitivity analysis shows that the negative fair value of interest rate derivatives decreases in response to increases in market rates, thus partially reducing the higher forecast borrowing costs.

The Group considers a 0.5% change in interest rates to be likely. Taking into consideration the expected maturities, an interest rate increase of this scale would generate a finance cost of EUR 294 thousand in 2012, considering the expected maturities and the intention of the Company of renewing some of the credit facilities.

Liquidity and interest risk tables

The following table details the liquidity analysis of the Dédalo Group for its derivative financial instruments in 2011. The table was prepared on the basis of the undiscounted net cash flows. Where the settlement (receivable or payable) is not fixed, the amount was calculated using the forward rates based on the yield curve. For instruments with options, the time value was excluded from the forecast cash flows and from the forward exchange rates.

Maturity	Forecast cash flow (in thousands of euros)
Within 3 months	(802)
3 to 6 months	-
6 to 9 months	(885)
9 to 12 months	-
1 to 2 years	(1,315)
2 to 3 years	(625)
More than 3 years	(117)

Liquidity risk of the financial debt

The management of liquidity risk involves the close monitoring of the maturity schedule of the Group’s financial debt and the maintenance of credit lines and other means of financing that enable the Group to cover its projected cash needs in the short, medium and long term.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities in 2011. The table was prepared on the basis of the cash outflows without discounting for the scheduled maturities, when the latter are expected to occur before the contractual maturities. The cash flows include the expected redemptions and interest payments. Where the settlement is not fixed, the amount was calculated using the forward rates based on the yield curve at 2011 year-end plus the related margin. The margin applied to the floating-rate debt was 2%.

Maturity	Thousands of euros	Euribor forward rate
Within 3 months	14,424	1.76%
3 to 6 months	-	-
6 to 9 months	13,961	1.30%
9 to 12 months	-	-
1 to 2 years	41,992	1.25%
2 to 3 years	27,719	1.50%
More than 3 years	14,372	1.77%
Total	112,467

Fair value of the financial instruments: valuation techniques and assumptions applicable to fair value measurements.

The financial instruments are grouped together on three levels, 1 to 3, based on the degree to which the fair value is observable.

-	Level 1: those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

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

11.5. Guarantee commitments to third parties and other contingent liabilities

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

12.  TAX MATTERS

12.1. Current tax receivables and payables

The detail of the current tax receivables and payables at December 31, 2011 and 2010, in thousands of Euros, is as follows:

	2011(*)	2010

Tax assets arising from taxable temporary differences	1,883	20,430
Total non-current tax receivable	1,883	20,430

Tax withholdings and prepayments	6	21
VAT refundable	2.390	1,294
Total current tax receivable	2,396	1,315

Liabilities due to taxable temporary differences	1,883	6,151
Total non-current tax payable	1,883	6,151

VAT payable	340	182
Tax withholdings payable	4.223	3,817
Accrued social security taxes payable	4.479	3,481
Total current tax payable	9,042	7,480
(*) Unaudited figures

12.2. Reconciliation of the accounting loss to the tax loss

Dédalo Grupo Gráfico, S.L. and its subsidiaries file consolidated tax returns in Group 225/04, in accordance with Corporation Tax Law 43/1995, of 27 December.

The reconciliation of the net amount of income and expenses for the year and the tax loss that is used for calculating the income tax expense/income, in thousands of Euros, is as follows:

2011 (*)

Consolidated income statement
Loss for the year	(44,011)
2011 income tax	14,279
Permanent differences-
Penalties	726
Other permanent differences	-
Temporary differences-
Finance lease transactions	1,921
Short-term provisions	(1,674)
Allocation of reinvestment deferral relief	46
Other temporary differences	-
Tax loss	(28,713)
(*) Unaudited figures

2010

Consolidated income statement
Loss for the year	(22,009)
2010 income tax	-
Permanent differences-
Penalties	855
Other permanent differences	-
Temporary differences-
Finance lease transactions	2,298
Short-term provisions	(878)
Allocation of reinvestment deferral relief	50
Other temporary differences	-
Tax loss	(19,684)

2009 (*)

Consolidated income statement
Loss for the year	(30,804)
2009 income tax	-
Permanent differences-
Penalties	33
Other permanent differences	66
Temporary differences-
Finance lease transactions	1,812
Short-term provisions	(1,253)
Allocation of reinvestment deferral relief	62
Other temporary differences	-
Tax loss	(30,084)
(*) Unaudited figures

12.3. Tax assets arising from temporary differences

In 2011, the Group has considered unlikely the recoverable of the tax effects, basically due to the loss carryforwards, and changes in the Group fiscal plan during 2011.Therefore, the expense recognized in the consolidated income statement for 2011 in relation to income tax amounts to EUR 14,279 thousand.

Dédalo Grupo Gráfico, S.L. and its subsidiaries, Dédalo offset, S.L.U and Dédalo Heliocolor, S.A; have tax loss carry forwards that arise in years prior to their inclusion in the consolidated tax group that have not been recognized, whose amount, in thousands of euros, and last year for offset are as follows:

Company	Year	Thousands of euros (*)	Last year for offset

Dédalo Offset, S.L.U.	2000	2,139	2018
Dédalo Offset, S.L.U.	2003	6,784	2021
Dédalo Grupo Gráfico, S.L.	2003	2	2021
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2004	9,064	2022
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2005	20,110	2023
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2006	29,352	2024
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2007	26,498	2025
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2008	52,826	2026
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2009	30,084	2027
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2010	19,684	2028
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2011	28,713	2029
		233,284
 (*) The balance of tax loss carry forwards differs from the amount declared according to Spanish GAAP considering that it defers from IFRS.

12.4. Tax liabilities arising from temporary differences

The deferred tax liability arose as a result of the reinvestment of extraordinary gains, the finance lease agreements.

There was no change in the liabilities arising from temporary differences in 2011.

12.5. Years open for review by the tax authorities

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

On 2011 August 3, 2011, the Tax Authorities in Castilla la Mancha has signed the absence of anomalies in their inspection intervention of Dedalo Heliocolor and has considered correct all the registrations of the company Dédalo Heliocolor.

12.6. Accrued Social Security taxes payable

On August 2, 2010, Social Security General Tresury granted Dédalo Grupo Gráfico companies the deferment of their debts to the Social Security in the November 2009 to March 2010 period, amounting 3.192 thousand Euros. The payment of this amount would take place in 24 instalments, being started in last September 2010.

On December 31, 2011, the amount due is 1,084 thousand Euros, corresponding to 8 pending instalments.

13.  INCOME AND EXPENSES

Results by company

The contribution of each company included in the scope of consolidation to the consolidated loss for 2011, 2010 and 2009, in thousands of Euros, is as follows:

	Line of business	2011(*)	2010	2009(*)
Dédalo Grupo Gráfico, S.L.	Corporate	(848)	(965)	(3,829)
Dédalo Offset, S.L.U.	Offset	(18,978)	(13,774)	(15,189)
Macrolibros, S.L.U.	Offset	(2,517)	-	-
Dédalo Helicolor, S.A.U.	Gravure	(19,258)	(8,175)	(9,757)
Gráficas Integradas, S.A.U.	Gravure	(129)	(1,281)	(909)
Altamira, S.A.U.	Offset	-	-	66
Distribuciones Aliadas, S.A.U.	Press	(629)	1,096	248
Norprensa, S.A.U.	Press	14	1,178	357
Bidasoa Press, S.L.U.	Press	(1,666)	(88)	(1,791)
Total		(44,011)	(22,009)	(30,804)
(*) Unaudited figures

Revenue

The geographical breakdown of the Group’s revenue from its ordinary business in 2011, 2010 and 2009, in thousands of Euros is as follows:

	2011(*)	2010	2009(*)
Domestic sales	69,231	84,678	87,610
Export sales	15,714	10,245	9,845
Total	84,945	94,923	97,455
(*) Unaudited figures

Domestic sales relate to the provision of services for printing press, books, magazines and sales brochures. Export sales, all of which are to European Union countries, relate mainly to the provision of book printing services.

Employees

The detail of “Employee Benefit Costs” in the consolidated income statement for 2011, 2010 and 2009, in thousands of Euros is as follows:

	2011(*)	2010	2009(*)
Employer social security costs	8,620	9,379	8,940
Other employee benefit costs	444	553	696
Total	9,064	9,932	9,636
(*) Unaudited figures

The average number of employees in 2011 was 827 (2010: 911; 2009: 928).

	2011 (*)	2010	2009(*)
Managers	9	11	12
Supervisors	75	88	89
Other	743	812	827
Total	827	911	928
(*) Unaudited figures

In 2011, the Group has executed a 77 employee restructuring, under a Collective Dismissal Procedure, in Dedalo Heliocolor, S.A.U., and additionally the Group has cancelled its business unit of daily press in Dédalo Offset, S.L.U. with a 17 employees redundancy.

The breakdown by gender was as follows:

	2011(*)		2010		2009(*)
	Men	Women	Men	Women	Men	Women
Managers	9	-	11	-	12	-
Supervisors	72	3	84	4	84	5
Other	647	96	713	99	731	96
Total	728	99	808	103	827	101
(*) Unaudited figures

Fees paid to auditors

The fees for financial audit services provided to the Group by the principal auditor in 2011, amounted to EUR 74 thousand (2010: EUR 74 thousand; 2009: EUR 80 thousand).

In 2011 the Group has received other professional services provided by the auditor and other related companies, amounted to EUR 106 thousand (2010: the Group did not receive other professional services, 2009: EUR 17 thousand).

14.  RELATED PARTY TRANSACTIONS

The detail of the balances with related parties at December 31, 2011 and 2010, in thousands of Euros is as follows:

	Balance receivable		Non-current balance payable		Current balance payable
	2011(*)	2010	2011(*)	2010	2011(*)	2010
Shareholders	-	-	139,192	95,025	-	6,033
Related entities	6,804	6,608	-	733	3,297	3,067
TOTAL	6,804	6,608	139,192	95,758	3,297	9,100
             (*) Unaudited figures

The detail of the transactions carried out with related parties in 2011, 2010 and 2009 is as follows:

	Income			Expenses
	2011(*)	2010	2009(*)	2011(*)	2010	2009(*)
Shareholders	-	-	-	70	316	982
Related entities	21,211	32,182	31,388	2,748	738	420
TOTAL	21,211	32,182	31,388	2,818	1,054	1,402
(*) Unaudited figures

All the transactions with related parties were carried out on an arm’s length basis.

“Receivable from Related Parties” includes balances for services specific to the Group's business activities, mainly for Ediciones El País, S.L., Diario AS, S.L., Estructura Grupo de Estudios Económicos, S.A. and Promotora General de Revistas, S.A.

“Non-Current Payables to Related Parties” includes a subordinated loan granted by the shareholder Inversiones Ibersuizas, S.A. with a maturity of seven years and amounting to EUR 2,400 thousand. This loan does not bear any interest.

On December 31, 2010 it also included several subordinated loans with capitalized interest granted by the shareholder Prisaprint, S.L. amounting to EUR 1,600 thousand, EUR 10,000 thousand, EUR 5,000 thousand and EUR 8,024 thousand, entered into on June 15, 2004, June 9, 2006, November 23, 2006 and February 19, 2008, respectively. These subordinated loans bear interest tied to Euribor. As a result of these subordinated loans, interest of EUR 57 thousand was capitalized in 2011 (2010: EUR 266 thousand; 2009: EUR 2,759 thousand).

On June 29, 2011 Prisaprint, S.L. has granted a participating loan to the Company of EUR 62,802 thousand through several disposals and the conversion of the previous subordinated loans arranged on June 15, 2004, on June 9, 2006, on November 23, 2011 and on February 19, 2008. It also includes three participating loans granted by Prisaprint, S.L. on December 1, 2007 for EUR 21,500 thousand, on May 29, 2009 for EUR 12,909 thousand and on March 26, 2010 for EUR 33,592 thousands.

Additionally, in 2011 Prisaprint has granted other ordinary financing loans amounting to EUR 5,989 thousand.

“Current Payables to Related Parties” includes mainly the short-term amount of the loan of EUR 585 thousand granted by Diario El País, S.L. to increase the production capacity of the printing plants of Distribuciones Aliadas, S.A.U., and Norprensa, S.A.U., and EUR 403 thousand payable in relation to investments. Additionally, it also includes the trade payables due to paper purchases basically to Ediciones El País, S.L., and services from Promotora de Informaciones, S.A.

The income from associates corresponds to commercial activities relating to the Group’s business.

Expenses relating to associates in 2011 correspond mainly to loan interest payments to Prisaprint, S.L. and Diario El País, S.L. of EUR 316 thousand and EUR 38 thousand, respectively. These interests accrued to an Euribor reference.

Remuneration of directors and senior executives

The remuneration received by the members of the Board of Directors, which includes senior executives, was EUR 24 thousand in 2011 (2010: EUR 245 thousand; 2009: EUR 599 thousand). The Group has not granted any loans to its directors and it does not have any pension or insurance obligations to them.

15.  EVENTS AFTER THE REPORTING PERIOD

On February 8, 2012 the Group has proceeded to the payment of the third installement for amount of 12.400 thousands of Euros corresponding to the syndicated financing agreements (see Note 11.2).

On February 9, 2012, the Tax Authorities in Madrid has signed the absence of anomalies in their inspection interventions for 2006 and 2007 periods, for VAT, Income Tax and Corporation Tax figures of Dedalo Offset, S.L.U. and Dedalo Grupo Gráfico, S.L. and has considered corrects all the tax filings of these companies.

No additional significant events for the Group have occurred since December 31, 2011.

DÉDALO GRUPO COMPANIES	APPENDIX I

2011 (*)

			Thousands of euros
			CARRYING	% OF DIRECT	% OF INDIRECT	SHARE
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	AMOUNT	OWNERSHIP	OWNERSHIP	CAPITAL	RESERVES	PROFIT/LOSS

DEDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	24,557	100.00%	0.00%	1,000	45,052	(21,495)
MACROLIBROS, S.L.U.	C/ VAZQUEZ DE MENCHACA, 9 (VALLADOLID)	GRAPHIC ARTS	3,240	0.00%	100.00%	500	5,257	(2,517)
DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLA)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	7,461	(629)
NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	4,393	14
BIDASOA PRESS, S.L.U.	POL. INDUSTRIAL LA COMA - PICASSENT (VALENCIA)	GRAPHIC ARTS	1,565	100.00%	0.00%	2,047	1,184	(1,666)
DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	9,353	100.00%	0.00%	8,456	20,284	(19,387)
GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	-	0.00%	100.00%	601	25	(129)

(*) Unaudited figures