Form 20-F
period 2012-12-31
PROMOTORA DE INFORMACIONES SA /FI
filed 2013-03-22
CIK 1159513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

Antonio Garcia-Mon Marañes
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

Class A Ordinary Shares: 651,054,490 Class B convertible non-voting shares: 340,268,409
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	127
A.	Debt Securities	127
B.	Warrants and Rights	127
C.	Other Securities	127
D.	American Depositary Shares	127

CURRENCIES

In this annual report, unless otherwise specified or the context otherwise requires:

●	“Prisa”, the “Company” and the “parent Company” each refer to Promotora de Informaciones, S.A., and the “Group” refers to the Company and its consolidated subsidiaries.

●	‘‘$,” “US$” and “U.S. dollar”each refer to the United States dollar; and

●	‘‘€,” “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999.

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

INDUSTRY AND MARKET DATA

In this annual report, we rely on and refer to information and statistics regarding market shares in the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources, such as independent industry publications, government publications or reports by market research firms, such as Zenith Optimedia and Marktest. We have supplemented this information where necessary with information from various other third-party sources, discussions with our customers and our own internal estimates taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available. We believe that these third-party sources are reliable, but we have not independently verified the information and statistics obtained from them.

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

The following table presents financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. You should read this information in conjunction with our historical consolidated financial statements, including the related notes. Our financial data as of and for the years ended December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements for those years included elsewhere in this annual report. Our financial data as of and for the years ended December 31, 2009 and 2008 are derived from our audited financial statements for those years that are not included in this annual report. The historical results below and elsewhere in this annual report may not be indicative of our future performance.

Our consolidated financial statements are presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as approved by the European Union, and the year-end financial statements have been audited. The IFRS approved by the European Union differ in some aspects to IFRS published by the IASB; however, these differences do not have a relevant impact on our consolidated financial statements for the years presented. Accordingly, they present fairly our consolidated equity and financial position at December 31, 2012. For additional information see our financial statements and the accompanying notes in this annual report.

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

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(thousands of euros, except per share data)
Consolidated Statements of Operations Data:
Operating Income	2,664,692	2,724,450	2,822,731	2,975,120	3,694,738
Operating Expenses	(2,839,746)	(2,760,186)	(2,486,579)	(2,594,656)	(2,946,031)
Profit (loss) from Operations	(175,054)	(35,736)	336,152	380,464	748,707
Financial Loss	(174,092)	(195,152)	(159,211)	(214,269)	(397,068)
Result of companies accounted for using the equity method	(6,275)	(19,694)	(99,553)	(20,158)	(7,592)
Profit (loss) from other investments	2	5,867	(4,302)	(4,256)	(1,350)
Profit (loss) before tax from continuing operations	(355,419)	(244,715)	73,086	141,781	342,697
Income tax	20,436	(147,973)	(73,024)	(67,068)	(105,590)
Profit (loss) from continuing operations	(334,983)	(392,688)	62	74,713	237,107
Loss after tax from discontinued operations	(3,496)	(2,646)	(35,011)	(9,888)	(110,707)
Consolidated profit for the year	(338,479)	(395,334)	(34,949)	64,825	126,400
Profit (loss) attributable to non-controlling interests	83,446	(55,884)	(37,921)	(14,346)	(43,404)
Profit (loss) attributable to the parent	(255,033)	(451,218)	(72,870)	50,479	82,996

Earnings (loss) per share from continuing operations	€(0.27)	€(0.61)	€(0.16)	€0.28	€0.86
Basic earnings per share	€(0.27)	€(0.62)	€(0.28)	€0.23	€0.38
Cash dividend per share (ordinary shares)	—	—	—	—	—
Cash dividend per share (Class B shares)	€0.175	€0.175	€0.0146	—	—

	As of December 31,
	2012	2011	2010	2009	2008
	(thousands of euros, except per share data)
Consolidated Balance Sheet Data:
	ASSETS
Non-Current Assets	6,003,095	6,178,703	6,293,489	6,420,766	6,512,270
Property, Plant and Equipment	296,419	307,441	295,560	345,754	397,932
Investment Property	319	422	430	1	28
Goodwill	3,359,717	3,645,077	3,903,514	4,319,603	4,302,739
Intangible assets	320,232	331,260	360,512	365,670	400,084
Non-current financial assets	64,639	121,688	70,611	57,218	93,344
Investments accounted for using the equity method	612,214	604,082	613,542	13,644	12,936
Deferred tax assets	1,343,869	1,166,694	1,046,030	1,313,820	1,298,475
Other non-current assets	5,686	2,039	3,290	5,056	6,732
Current Assets	1,655,647	1,699,696	1,854,312	1,514,898	1,594,297
Inventories	270,309	275,403	203,152	218,066	306,079
Trade and other receivables	1,252,015	1,269,641	1,245,687	1,207,204	1,237,723
Current financial assets	20,063	56,494	160,260	6,593	838
Cash and cash equivalents	113,260	98,158	244,988	82,810	49,432
Other current assets	—	—	225	225	225
Assets Held For Sale	3,271	125	3,653	257,388	519
Total Assets	7,662,013	7,878,524	8,151,454	8,193,052	8,107,086

	EQUITY AND LIABILITIES
Equity	2,611,627	2,218,035	2,650,185	1,373,019	1,258,236
Share Capital	99,132	84,786	84,698	21,914	21,914
Other Reserves	1,299,881	1,152,640	1,120,539	833,697	779,225
Accumulated Profit	769,583	380,282	798,876	403,478	398,975
From prior years	1,024,616	831,500	871,746	352,999	315,979
For the year: Profit attributable to the Parent	(255,033)	(451,218)	(72,870)	50,479	82,996
Treasury Shares	(727)	(2,505)	(4,804)	(3,044)	(24,726)
Exchange Differences	17,805	9,755	20,213	(1,561)	(18,422)
Non-controlling interests	425,953	593,077	630,663	118,535	101,270
Non-Current Liabilities	3,331,781	3,882,329	3,526,496	2,351,466	2,751,369
Non-Current Bank Borrowings	2,866,786	3,176,491	2,931,190	1,917,963	2,348,078
Non-Current Financial Liabilities	158,655	302,864	362,754	249,538	232,565
Deferred Tax Liabilities	22,177	30,409	28,555	72,799	79,278
Long-Term Provisions	254,018	356,520	185,592	90,150	74,807
Other Non-Current Liabilities	30,145	16,045	18,405	21,016	16,641
Current Liabilities	1,718,605	1,778,160	1,974,773	4,263,133	4,097,481
Trade Payables	1,151,739	1,180,075	1,234,846	1,181,437	1,257,945
Payable to Associates	10,870	13,870	16,361	10,955	27,296
Other Non-Trade Payables	97,228	115,865	99,583	107,693	142,568
Current Bank Borrowings	205,467	223,625	411,109	2,796,362	2,532,091
Current Financial Liabilities	43,291	88,853	17,788	3,295	21,676
Payable to Public Authorities	129,219	114,814	154,879	124,288	79,972
Provisions for Returns	7,577	8,686	9,804	9,417	9,369
Other Current Liabilities	73,214	32,372	30,403	29,686	26,564
Liabilities Held For Sale	—	—	—	205,434	—
Total Equity and Liabilities	7,662,013	7,878,524	8,151,454	8,193,052	8,107,086
Book value per share	€2.21	€1.92	€2.39	€5.74	€5.39

Exchange Rate Information

The following table provides, for the periods and dates indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates may differ from the rates we use in the presentation of our financial statements or other financial information appearing in this annual report.

The data provided in the following tables are expressed in U.S. dollars per euro and are based on the closing spot rates as published by Bloomberg at 5:00 p.m. (New York time) (the “Closing Rate”) on each business day during the period. The Closing Rate on  March 20th, 2013 was $1,294 = €1.00.

	High	Low	Average (1)	Period End
Annual Data (Year Ended December, 31)	(U.S. dollars per euro)
2008	1.599	1.245	1.471	1.397
2009	1.513	1.253	1.395	1.433
2010	1.458	1.188	1.327	1.326
2011	1.494	1.286	1.400	1.296
2012	1.346	1.205	1.286	1.320

(1)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

	High	Low
Recent Monthly Data	(U.S. dollars per euro)
September 2012	1.312	1.256
October 2012	1.312	1.288
November 2012	1.300	1.271
December 2012	1.325	1.294
January 2013	1.358	1.305
February 2013	1.367	1.305
March 2013 (through March 20th)	1.310	1.288

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Financial Position and Management of Liquidity

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our businesses, remain in compliance with debt covenants and make payments on our indebtedness

We have significant financial obligations, as summarized in “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” During 2012 several recapitalization transactions were approved by the Annual Shareholders’ Meeting. The obligation to pay the preferred dividend of non-voting B shares in cash was eliminated, allowing us to pay the dividend in shares (at one euro per share), in cash or a combination of both. In addition we issued two mandatory convertible bonds, which were fully subscribed by three of our financial creditors in exchange of existing debt, and by a strategic partner that subscribed in cash. As of December 31, 2012, our bank borrowings amounted to €3,072 million (December 31, 2011: €3,400 million). Our borrowing levels pose significant risks, including:

●	increasing our vulnerability to general economic downturns and adverse industry conditions;

●
requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing our ability to use our cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;

●	exposing us to the risk of increased interest rates, as most of the borrowings are at variable rates of interest; and

●	limiting our ability to adjust to changing market conditions and placing us at a disadvantage compared to competitors who have less debt.

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

The agreements governing the terms of our indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements, meaning that a default under any one of these agreements could result in a default under our other debt agreements. These covenants and requirements limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. On December 26, 2011 we signed an agreement to refinance our bank borrowings, extending the different maturities of the loans to 2014/2015 and eliminating the schedule for amortizations previously established for the syndicated loan to transform it into a bullet loan. This agreement also modified our financial covenants in order to permit our compliance at that year-end and to adapt the future level of covenants to the new financial estimation. These covenants could place us at a disadvantage compared to competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could adversely impact our businesses by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

Our loans are subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

The terms of our bank debt provide exclusively for variable interest rates, and therefore we are exposed to fluctuations in interest rates (see “Operating and Financial Review and Prospects—Liquidity and Capital Resources”). Consequently, we arrange interest rate hedges as far as there are lines of credit available, and a portion of our outstanding debt is hedged to fixed rates. There can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure. If we cannot arrange interest rate hedges or our hedging strategy is inadequate or the counterparties to the hedging agreements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with changes in interest rates, which would adversely impact our results of operations and financial condition.

As of December 31, 2012, €434 million of our outstanding debt is hedged.

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

We reported negative working capital at year end

We recorded negative working capital as of December 31, 2012 including amounts past due to suppliers. This situation may continue into 2013. If we are not able to generate sufficient positive short term cash flow to cover those payments, we may be forced to sell assets, seek additional equity or debt capital or further restructure our debt. Such measures might be unsuccessful or inadequate in permitting us to meet the short term liabilities.

We have significant minority interests in some cash generating companies

Although we fully consolidate all our businesses, third parties have significant minority interests in some of our cash generating companies. In particular, third parties hold a 44% minority interest in DTS, a 25% minority interest in the Education business and a 26.51% minority interest in Radio.

Regarding DTS, the parent Company has access to its cash through dividends. The evolution of operations and financial condition of DTS will directly affect the dividends received by the parent company. To the extent the dividend is part of the cash flow of the parent Company, among other sources, in case those dividends were not enough, our consolidated cash flow might be adversely affected and make it more difficult to meet our obligations. Santillana is required to pay a predetermined fixed preferred dividend to its minority shareholders.

In the case of the Spanish operations of Education and Radio, the parent Company has access to their cash through cash pooling contracts, which could adversely be affected by a change in the circumstances of minority shareholders.

 Fluctuations in the price of paper could have an adverse effect on our results of operations and financial condition.

We are exposed to the possibility of fluctuations in our results due to changes in the price of paper, an essential raw material for certain of our production processes. Paper is the main raw material of our printed media. In 2012 and in 2011, paper purchase expenses represented 2.7% and 3.1%, respectively, of our total consolidated operating expenses in those years (without considering charges for depreciation and amortization or impairment losses). We have established a program for strategically monitoring changes in paper prices, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that we expect to consume in the medium term. However, an increase in those prices or an interruption of supply could adversely affect our press and book publishing businesses and, therefore, adversely impact our businesses, results of operations and financial position.

 We have tax credits for export activities discussed by tax authorities

A significant portion of the tax credits for export activities generated by the Group in the past, totaling €253 million, has been questioned in various tax audits, since the tax authorities considered that the requirements for use of this tax benefit had not been met. We do not agree with the position of the tax authorities and have appealed.

To cover a possible unfavorable ruling on the issues in question, we have recognized a provision of €189.7 million in our consolidated financial statements (including €6.7 million recorded in 2012). The outcome of the current proceedings could adversely affect our results of operations and financial condition.

We have significant tax assets (tax losses and tax credits) that we may not be able to use if the company or tax group at which the tax asset arose does not generate sufficient income.

As of December 31, 2012, we have recognized tax assets amounting to €1,344 million in our consolidated financial statements. Of this amount, €906 million relates to tax assets recorded at a 30% rate arising from tax loss carryforwards as a result mainly of prior years’ losses of the Prisa Televisión companies, mainly, DTS, Distribuidora de Televisión, S.A. (€762 million),  of the Prisa consolidated tax group (totaling €132 million) and other minor consolidated tax groups (€12 million). Under the tax law, the deadline for recovering these tax assets by offsetting them against future profits is 18 years from the tax year in which they were generated (or of the year in which the company concerned first earns a profit, which is the case with DTS, whose deadline starts at 2009). This law states that only in 2011, 2012 and 2013, compensation of tax losses is limited to a percentage of the amount of the tax income carryforward which has been generated previously to the compensation (to 50% in 2011 and to 25% in 2012 and 2013). Since these assets were earned mainly by companies outside the scope of the Prisa consolidated tax group, they will have to be recovered outside of this scope, i.e., they will have to be offset against the individual profits of each company at which they arose.  Assets generated inside the scope of the Prisa consolidated tax group, could be recovered inside of this scope, i.e., they could be offset against the profits of the tax group.

Of the remainder, €346 million (including unused tax credits for export activities amounting to €207 million out of the €253 million  mentioned above), relates mainly to investment tax credits which are deducted from the income tax charge.

The deadline for taking these credits against future profits, in accordance with the Corporation Tax Law, is fifteen or eighteen years (for R&D credits) from the date on which they were earned. In addition to this deadline, restrictions apply as to the amount that may be used each year, to the extent that, of the balances available for use, credits corresponding to only 35% (25% during 2012 and 2013 year) of the gross tax payable (resulting, in turn, from 30% of the taxable profit less double taxation tax credits) in that year may be used.

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

Prisa consolidated tax group has tax assets for financial expenses that are not deductible for Spanish corporate income tax purposes that it may not be able to use if the tax group does not generate sufficient income.

As a result of a tax reform published on March 31, 2011, the deductibility of financial expenses is limited to 30% of adjusted EBITDA, as calculated for tax purposes. The amount of nondeductible financial expenses can be offset, under the same conditions, and with the same limit, against future profits in the corporate tax of the following eighteen years. Therefore, the amount not deducted could generate a future tax asset.

With the current structure of the Prisa tax group and the financial debt of the Group PRISA, this tax reform has generated a tax asset of €13.2 million that relates to a 30% rate of the nondeductible financial expenses in the tax year.

The measure approved does not mean, in the current situation, any further cash out in the Prisa tax group in year 2012, nor it is expected to have any cash impact in the following tax years, and it is not expected to have an impact on the Profit and loss account either in the next years.

As with other tax assets, should our businesses fail to produce sufficient profits in the future against which these tax assets may be used within the time horizon indicated such credits would be lost, which could significantly impact our results of operations and financial condition.

Risks Relating to our Group and the Industries in which We Operate

Economic conditions may adversely affect our businesses and customers, which could adversely affect our results of operations and financial condition.

Spain and other countries in which we operate have experienced slowdowns and volatility in their economies in recent years. Main consumption indicators in Spain and Portugal have significantly deteriorated and have led to and could lead to further lower spending on our products and services by customers, including advertisers, subscribers to the pay TV platform, licensees, retailers and other consumers of our content offerings and services. In addition, in unfavorable economic environments, our business customers may have difficulties obtaining capital to finance their ongoing businesses and operations and may face insolvency, all of which could impair their ability to make timely payments and continue operations. We cannot predict the duration and severity of weakened economic conditions and such conditions and resultant effects could adversely impact our businesses, results of operations and financial condition.

A further decline in advertising expenditures could cause our revenue and operating results to decline significantly in any given period or in specific markets.

A relevant portion of our operating income (revenues) depends on the revenues generated from the advertising market through our press, radio, audiovisual and digital businesses. The advertising market in Spain and Portugal continued showing significant declines during 2012, in a negative economic environment in which the decrease in consumption continued accelerating. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. Consequently, a further decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the significant weight of fixed costs associated with businesses with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the Group´s ability to generate cash flow, forcing our business units to conduct frequent checks and adjustmentsto their cost base.

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

Advertising revenues represent a relevant portion of our revenue (21% of our 2012 operating income). According to December 2012 Zenith Optimedia estimates, advertising expenditure in Spain is expected to decline by 5.2% in 2013 and is expected to also decline by 0.4% in 2014 and to grow by 2.5% in 2015, which represents a -1.1% compound annual rate for 2012-2015. This same source estimates that advertising expenditure in television in Portugal will grow by 0.4%, 5.6% and 4.7% in 2013, 2014 and 2015 respectively and advertising expenditure in radio in Latin America will grow by 4.0%, 7.8% and 8.4% in 2013, 2014 and 2015 respectively.

According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2012-2016 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at a 7.9% compound annual rate, while newspaper print advertising is expected to decline by 1.4%. Additionally print circulation spending in Spain is expected to decline at a 2.6% compound annual rate, while digital circulation spending is expected to increase by 82.7%.

Regarding Radio, the report states that the introduction of digital radio in a number of countries has the potential to increase radio advertising as it provides a number of advantages over traditional radio, including better sound quality, the ability to broadcast more channels using the same amount of spectrum, and the ability to transmit data streams incorporating information about the songs along with the audio streams.

Sales of books and training represented 27% of our operating income for the year ended December 31, 2012. Regarding the total spending in the print educational book market, the report states that Spain is expected to decline in the period 2012-2016 by 4.3%. In Latin America, the report expects a 3.9% compound annual rate growth over the same period. Electronic educational books include interactive learning tools that give print book an enhanced value. Total spending in the electronic educational book market in Spain is expected to grow in the period 2012-2016 by 23.4% and a 148.3% in Latam, with Brazil totaling a 74% of total spending on educational electronic books in this region in 2016.

Revenue from subscribers represented 34% of our operating income for the year ended December 31, 2012. In relation to the pay television subscription market, the report states that the subscription market in the EMEA (Europe, Middle East and Africa) region competes with free multichannel services and free satellite services in several countries, so even though in terms of penetration there is still room to grow, the market is effectively close to saturation in terms of available households not currently served by multichannel television.  There is also an emerging “over-the-top” market that competes with TV subscription services, as streaming services that allows viewers to watch TV programs over the Internet. Consequently, subscription services are investing in their infrastructure to provide more channels, including HD, enhancing their VOD offerings and attractive sport packages and launching applications to allow subscribers watch programs online or on mobile devices. The report states that subscription TV market is expected to grow in this region at a 5.6% compound annual rate (+0.4% in Spain).

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

Our operations in some Latin American countries subject us to certain risks.

For the year ended December 31, 2012 approximately 26.7% of our operating revenues and 45.0% of our Adjusted EBITDA was derived from operations in Latin America.

Various risks typical to investments in some Latin American countries with emerging economies could adversely affect our operations and investments in Latin America, the most significant of which include:

●	the possible devaluation of foreign currencies or introduction of exchange restrictions, or other restrictions imposed on the free flow of capital across borders;

●
the potential effects of inflation and/or the possible devaluation of local currencies, which could lead to equity deficits at our subsidiaries operating in these countries and require us either to recapitalize the affected subsidiaries or wind up the operations of any such affected subsidiary;

●	the potential for foreign government expropriation or nationalization of our foreign assets;

●	the potential for substantial changes in applicable foreign tax levels or the introduction of new foreign taxes or levies;

●	the possibility of changes in policies and/or regulations affecting the economic climate or business conditions of the foreign markets in which we operate; and

●	the possibility of economic crises, economic instability or public unrest, which could have an adverse effect on our operations in those countries.

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

In 2012, revenue from the Spanish pay television market through Canal+ (formerly known as Digital+) accounted for 40.5% of our operating income. Our share of the total pay television market in Spain in terms of revenues is 60.8%, according to the Spanish Telecommunication Market Commission (CMT) 3Q report 2012. The growth and profitability of the Canal+ business are dependent on developments in the pay television industry as a whole, on changes in the film production and distribution industry as well as on significant changes with regards to increases in VAT. Industry developments impact:

●	our ability to stimulate pay television consumption, win new subscribers and increase the rate of penetration of pay television among homes with televisions; and

●
our ability to ensure the future continuity of the supply of television programming produced by third parties. In 2012 Canal+ signed a new agreement for the exploitation of football rights in the coming three seasons for the Spanish Liga and the Copa. Additionally, in 2011 Canal+ acquired the broadcast rights to the UEFA Champions League for three seasons starting August, 2012.

Should the market for pay television suffer a downturn or a significant reduction in subscribers or ARPU, this would adversely impact our results of operations and financial condition.

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

The ongoing European sovereign debt crisis and the recession in the Eurozone could adversely affect our results of operations and financial condition.

Since late 2009, the sovereign debt markets of the Eurozone have undergone substantial stress, especially with respect to Greece, Ireland, Italy, Portugal and Spain. The sovereign debt crisis has contributed to a weakening of the business environment and financial markets in the Eurozone. Austerity programs introduced by a number of countries across the Eurozone in response to the sovereign debt crisis, including Spain, may also be contributing to a decline in economic growth. If European policymakers are unable to resolve the sovereign debt crisis, our results of operations and financial position would likely be materially and adversely affected.  As described above, weak economic conditions may adversely affect our business and our customers. In addition, efforts by our lenders to preserve capital in the face of sovereign debt write-downs and increased regulatory capital requirements has reduced overall lending and could material adversely affect our ability to refinance our outstanding indebtedness.

Furthermore, one or more members of the Eurozone could leave the common currency, which could have unpredictable financial, legal, political and social consequences, and could result in a widespread loss of investor confidence.

Our systems to operate and protect our digital activities may be insufficient to protect against service interruptions or fraudulent activities.

Our digital activities generated €60 million in revenues in 2012, a 18.7% increase over 2011.  Our digital activity depends on Internet Service Providers (“ISPs”), online service providers and our system infrastructure to allow users to access the sites we operate, as well as on technologies and network systems to handle transactions and user information securely over the Internet.  Significant system failures, including network, software or hardware failure, which causes a delay or interruption in access to our sites could have a material adverse effect on our results of operations and financial condition. Our security and network systems could also be tested and subject to attack by third parties seeking to commit fraud.  Any such attack could cause delay, interruption or financial loss, which could have a material adverse effect on our results of operations and financial condition.

The failure of our controlling shareholder group to continue to hold, directly or indirectly, at least 30% of our share capital may trigger change of control provisions contained in a material shareholder agreement among shareholders of DTS.

If holders of a sufficient number of Prisa Class B convertible non-voting shares convert their shares into Prisa Class A ordinary shares and our existing controlling shareholder group does not exercise a sufficient number of its warrants to maintain ownership of, directly or indirectly, at least 30% of Prisa’s Class A ordinary shares, then the change of control provision contained in a material agreement may be triggered pursuant to the definition of “change of control” as defined in such agreement. Additionally, given the possibility of paying the minimum Class B dividend in Class A shares, and the possibility of anticipated conversions of mandatory convertible bonds, the exercise of warrants may not ensure the maintenance of control by the existing controlling shareholder group.

The terms of the shareholder agreement among the shareholders of DTS (Prisa Televisión, Telefónica and Mediaset España) provide that, within 15 days of learning of a change of control of Prisa, each of Telefónica and/or Mediaset España may require Prisa Televisión to sell all of its shares in DTS to Telefónica and/or Mediaset España, pro rata, at a purchase price to be determined by internationally recognized investment banks chosen by each party. In the event of a change of control, through Prisa Televisión, we could lose our stake in our pay television business.

A change of control of Prisa is defined in the shareholder agreement as (i) the Prisa controlling shareholder group ceasing to own at least 30% of Prisa’s share capital or (ii) the existence of an individual Prisa shareholder or a group of Prisa shareholders (acting jointly through one or more voting agreements) holding an ownership interest in Prisa greater than the ownership interest held by the Prisa controlling shareholder group.

Additionally the shareholder agreement provides minority shareholders first refusal and veto rights, among other customary rights.

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

If the conversion ratio of the Prisa Class B convertible non-voting shares into Prisa Class A common shares is increased, as provided in the terms of the Prisa Class B convertible non-voting shares, holders of Prisa ADS-Bs may be treated as having received a constructive distribution if such increase in the conversion ratio has the effect of increasing the proportionate interest of such holders in Prisa’s earnings and profits or assets. In such a case, holders may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding that they do not receive such distributions.

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

History

The following are certain significant events in the development of Prisa:

1972

●	Prisa founded, but does not begin operations.

1976

●	El País first issue.

1980s

●	We acquire Cadena SER.

●	We acquire Cinco Días.

1990

●	Sogecable (currently Prisa Televisión), 25.0% owned by Prisa, is awarded a television license to operate Canal+, first experience of pay TV in the country.

1996

●	We acquire a controlling equity interest in AS and launch websites for El País, Canal+, AS and Cadena SER.

1997

●	Sogecable launches Canal Satélite Digital, Spain’s leading multi-channel digital direct-to-home platform.

1999

●	We expand our activities into the music market by founding Gran Vía Musical.

●
We acquire our equity interest in Caracol, S.A., or “Radio Caracol”—the largest radio group in Colombia—and create Participaciones de Radio Latinoamericana S.L., or “PRL,” through which we carry out our radio operations in Chile, Costa Rica, Panama, the United States and France.

2000

●	We launch our initial public offering and our shares begin trading through the Spanish stock market interconnection system.

●	We expand our activities to media advertising sales through the acquisition of GDM (currently Prisa Brand Solutions).

●	We expand our activities to book publishing and printing through Santillana and Dédalo, respectively.

2001

●	We establish audiovisual producer Plural Entertainment, to develop and produce audiovisual content.

●
We enter the radio market in Mexico through an agreement with Grupo Televisa A.B., or Televisa, to develop the radio market in Mexico, which involved the acquisition of a 50.0% equity interest in Sistema Radiópolis, S.A. de C.V., which is referred to as “Radiópolis.”

●	We acquire Editora Moderna Ltda., or “Editora Moderna,” in Brazil.

2002

●
We organize Grupo Latino de Radio S.A., or “GLR,” as a holding company to restructure our radio businesses in Latin America, and our equity interests in PRL, Radiópolis and Grupo Caracol are transferred to GLR.

2005

●	We enter the Portuguese media market through the acquisition of 100.0% of the equity of Vertix, which owns 33.0% of the equity of Media Capital.

2006

●	We increase our ownership interest in Sogecable to 42.9%.

●	We combine our ratio activities in Latin America and Spain into Unión Radio (currently Prisa Radio).

2007

●	We acquire all of the shares of Iberoamericana Radio Chile, S.A. through GLR Chile, Ltda.

●	We increase our ownership interest in Media Capital to 94.7%

2008

●	We acquire the remaining outstanding share capital of Sogecable, increasing our ownership interest to 100%.

●	3i Group plc enters the shareholder structure of Unión Radio (currently Prisa Radio) with an 8.14% stake.

2010

●
We sign an agreement (“Business Combination Agreement” or “BCA”) on March 5, 2010, with the US company Liberty Acquisition Holdings Corp (which had the legal form of a “special purpose acquisition company”), consolidated into a new text called the “Amended and Restated Business Combination Agreement”, in August 2010.

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

As a result of these capital increases we obtain €650 million in cash. After this transaction, the investors of Liberty Acquisition Holdings Corp become Prisa shareholders. At the same time, Prisa shareholders before November 23rd are granted Prisa warrants. In connection with this transaction, we list our shares, in the form of American Depositary Shares, on the New York Stock Exchange. Our new shares start trading on the NYSE and on the Spanish stock exchanges in December. Our warrants are also traded on the Spanish stock exchanges.

●	We sell a 25% stake in Santillana to DLJ SAP Publishing Cöoperatief, UA.

●	Through Prisa Televisión (formerly Sogecable), we sell a 44% stake in DTS to Telefónica (22%) and Telecinco (22%) for €976 million in cash, which is mainly used for debt amortization.

●
On December 28, 2010, Prisa Televisión sells 100% of Sociedad General de Televisión Cuatro, S.A. and subsidiaries to Gestevisión Telecinco, S.A. This sale is carried out through the subscription by Prisa Televisión of a 17.336% stake in Gestevisión Telecinco, S.A. in non-cash capital increase approved by the shareholders of Gestevisión Telecinco, S.A. in their general meeting held on December 24, 2010. The market value of this investment on subscription was €590 million. As a result of this transaction, we account for Gestevisión Telecinco, S.A. Group and subsidiaries using the equity method.

2011

●	We sell a 10% stake of Grupo Media Capital to PortQuay West I B.V., a company which is controlled by Miguel Paes do Amaral.

2012

-
We fully consolidate the financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries in the Group's accounts as from  April 1,  2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico becomes exercisable. In June 2012 we announce our decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Business areas

Our principal business operations are:

●	Audiovisual, which includes pay television, free-to-air television and television and film production;

●	Education, which includes the sale of general publishing and educational books and education system;

●	Radio, which includes the sale of advertising on our networks and, in addition, the organization and management of events and the provision of other supplementary services; and

●	Press, which includes the publishing of newspapers and magazines and the sale of advertising in such publications and distribution.

We operate a digital platform that provides services and support to each of these principal business operations. We also sell media advertising and promote and produce musical events. We are the leader in Spain, and we believe we are one of the leaders in the Spanish-speaking world, in daily newspapers through El País, in radio through Cadena SER, and in education and publishing through Santillana. Through Prisa Televisión and its digital platform, Canal+, we are also the leader in pay television in Spain. In specialized press, we are ranked second in sports press through AS and are ranked second in financial press through Cinco Días.

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

Capital expenditures and disposals

Our principal capital expenditures during the three years ended December 31, 2012 consisted of additions to property, plant and equipment and additions to intangible assets. In 2012, 2011 and 2010, we made capital expenditures of €169 million, €218 million and €206 million, respectively.

Year ended December 31, 2012

Our capital expenditure decreased by 22.6% to €169 million in 2012 compared to €218 in 2011. This decrease was mainly due to lower investment in decoders compensated with investments made for Santillana in digital developments and learning systems.

Year ended December 31, 2011

Our capital expenditure increased by 5.8% to €218 million in 2011 compared to €206 in 2010. This increase was mainly due to investment in decoders, to investments in digital developments and learning systems in Santillana and to investment in creating a new digital platform.

Year ended December 31, 2010

Our capital expenditure increased by 61.0% to €206 million in 2010 compared to €128 million in 2009, mainly as a result of the acquisition of digital set-top boxes and cards by the change in the marketing model iPlus from a sales model to a transfer with licensing fees.

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

Financial Investments

Our principal financial investment in 2012 was the acquisition of an additional 7.9% stake in V-me Media Inc, a TV operator in the US Hispanic market.

Recent Developments

By virtue of the agreements entered into in 2011, in February 2013, PortQuay West I B.V., a company controlled by Miguel Paes do Amaral, exercised its right to transfer to Vertix, a wholly owned subsidiary of Prisa, 10% of Grupo Media Capital SGPS, S.A.'s share capital.

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

The following table describes our organizational structure by segment.

	Audiovisual		Education		Radio		Press
●	Prisa Televisión	● ●	Education General Publishing	● ●	Radio in Spain International Radio	● ●	El País AS
●	Media Capital			●	Gran Via Musical	●	Cinco Días
●	Audiovisual Production					● ●	Magazines Distribution

The following table shows our revenues and assets, by business segment, for the previous three fiscal years (in thousands of euros, except for margins).

	Audiovisual (2)			Education (2)
	2012	2011	2010	2012	2011	2010
Revenue	1,259,845	1,241,185	1,372,401	733,654	720,393	642,252
Adjusted EBITDA (1)	233,167	234,694	308,777	184,190	170,198	166,347
Profit from operations	65,223	121,389	194,437	107,890	103,986	105,461
Adjusted EBITDA margin	18.5%	18.9%	22.5%	25.1%	23.6%	25.9%
Profit from operations margin	5.2%	9.8%	14.2%	14.7%	14.4%	16.4%
Total assets	2,986,065	3,033,287	3,136,159	614,668	573,677	559,885

	Radio (2)			Press (2)
	2012	2011	2010	2012	2011	2010
Revenue	342,416	376,772	405,522	314,594	390,012	420,347
Adjusted EBITDA (1)	54,319	51,605	108,065	(13,763)	40,047	57,859
Profit from operations	23,427	25,184	90,064	(52,647)	16,480	42,296
Adjusted EBITDA margin	15.9%	13.7%	26.6%	(4.4%)	10.3%	13.8%
Profit from operations margin	6.8%	6.7%	22.2%	(16.7%)	4.2%	10.1%
Total assets	520,201	533,020	560,617	259,717	345,208	331,000

	Other (2)(3)			Total (2)
	2012	2011	2010	2012	2011	2010
Revenue	14,183	(3,912)	(17,791)	2,664,692	2,724,450	2,822,731
Adjusted EBITDA (1)	(30,912)	(59,630)	(44,717)	427,002	436,914	596,331
Profit from operations	(318,946)	(302,775)	(96,106)	(175,054)	(35,736)	336,152
Adjusted EBITDA margin	—	—	—	16.0%	16.0%	21.1%
Profit from operations margin	—	—	—	(6.6%)	(1.3%)	11.9%
Total assets	3,281,362	3,393,332	3,563,793	7,662,013	7,878,524	8,151,454

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

(2)	2012 Figures were impacted by items such as:
a) redundancy expenses (€51.08 million) registered across all business units;
b) Global consolidation of Dédalo as from April 1, 2012 which, prior to this date, was accounted for under the equity method (at Group level and Others);

c) a €54.37 million provision corresponding to an agreement signed with Cableuropa, S.A.U. (ONO), following which €54.37 million of the €108.75 million paid to ONO as a result of several lawsuits that were taking place between them, were recovered by the Company, ending the litigation between Prisa and ONO. As a consequence of this deal, the Company registered an extraordinary €54.37 million provision in its P&L for the amount which has not been recovered (at Group level and Audiovisual).

d) Goodwill and other impairments of €305.28 million, of which €294 million corresponded to the Goodwill impairment of Canal+ (DTS, at Group level), €6 million to the deterioration of the music industry in general (impairment of RCM Música in Spain, in Radio and at Group level) and the rest to fixed asset value deterioration in International Radio (in Radio and at Group Level);

2011 operating figures were impacted by items such as redundancies from the efficiency plan (€77 million of expense) registered in all business units and a goodwill impairment of €253 million (Media Capital: €219 million and advertising agency: €34 million). Additionally, the Audiovisual segment included the sale of Canal Viajar (€12.3 million income) and the FC Barcelona Sentence (€16.9 million income).

2010 figures were also impacted by items mainly in the Audiovisual segment to highlight the Mediapro sentence (€33 million income), the sale of headquarters of Canal+ in Tres Cantos (€20 million at the Group level), the sale of Sogecine and Sogepaq (€11 million) and the income resulting from renegotiations with suppliers (€32 million of income). In addition 2010 figures included €50 million of impairment in Media Capital goodwill. See “Operating and Financial Review Prospects- Operating Results”.

(3)
“Other” includes our digital platform and our advertising, real estate and corporate activities, and the eliminations and adjustments on consolidation. “Other” includes Dédalo, which is accounted for under global consolidation as from April 1, 2012.

In 2011, the Distribution business which was previously included in “Other” was integrated into the Press division. We have modified figures for that division for 2010 for comparison purposes. In addition, in 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we present the results of our Spanish free-to-air TV business under “Loss after tax from discontinued operations” on our consolidated income statement.

Business Segment

Audiovisual

We believe that we are a leading producer and distributor of Spanish and Portuguese audiovisual content, and the largest in the Iberian market (see further discussion in this section concerning the external sources that show this leadership), with operations mainly in Spain and Portugal.

In the distribution area, we have a diversified range of products, and are the leader in pay television in Spain through the satellite platform Canal+.

We also operate Media Capital, the owner of TVI, the leading free-to-air television network in Portugal. In the production area, we believe we lead the Portuguese market with Plural Entertainment Portugal. Additionally, Plural Entertainment España, a producer of film and television, operates in Spain and the United States.

In 2012, the Audiovisual segment accounted for 47.3% of our revenue and 54.6% of our adjusted EBITDA.

The table below sets forth the revenues of the businesses included in our Audiovisual segment (in thousands of euros, except for margins).

	Prisa Televisión			Media Capital
	2012	2011	2010	2012	2011	2010
Revenue	1,079,923	1,011,278	1,133,989	184,319	224,356	249,008
Adjusted EBITDA (1)	191,337	186,765	269,372	41,831	38,952	48,037
Profit from operations (2)	35,531	95,572	174,064	29,692	16,840	29,005
Adjusted EBITDA margin	17.7%	18.5%	23.8%	22.7%	17.4%	19.3%
Profit from operations margin	3.3%	9.5%	15.3%	16.1%	7.5%	11.6%

	Other (3)			Total
	2012	2011	2010	2012	2011	2010
Revenue	(4,397)	5,551	(10,596)	1,259,845	1,241,185	1,372,401
Adjusted EBITDA (1)	0	8,977	(8,632)	233,167	234,694	308,777
Profit from operations (2)	0	8,977	(8,632)	65,223	121,389	194,437
Adjusted EBITDA margin	—	161.7%	(81.5%)	18.5%	18.9%	22.5%
Profit from operations margin	—	161.7%	(81.5%)	5.2%	9.8%	14.2%

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

For both 2012 and 2011, adjusted EBITDA is impacted by redundancy expenses which in 2012 amounted to €1.9 million and in 2011 to €18.89 million.

(2)
In addition to the aforementioned items, Profit from operations for the Audiovisual division includes in 2012 the €54.37 million for the provision of the agreement with ONO, and in 2011 a goodwill impairment of €9.75 million which impacted Media Capital, but did not have an impact at the Group as it corresponded to the goodwill generated with an internal transfer of the investment in the Spanish audiovisual production company Plural.

(3)           “Other” includes adjustments and eliminations on consolidation.

Prisa Televisión

Founded in 1989, we believe Prisa Televisión is Spain’s leading pay television group. Prisa Televisión owns various subsidiaries with different operations that are vertically integrated. The subsidiaries provide audiovisual rights and ancillary services in the Spanish market. Prisa Televisión’s main source of revenue is the pay television activities performed through Canal+. It is strongly differentiated from other offers in the Spanish market place given its premium sports content (including full coverage of Spanish football tournaments) and Hollywood films. Prisa Televisión’s other activities include the acquisition and management of audiovisual rights, audiovisual production, channel distribution and marketing.

Prisa Televisión pioneered the introduction of high-definition, 3-D television (launched June 2010) and interactive services. The development of audiovisual products for new-generation media has driven Prisa Televisión to begin creating products based on mobile telephony and the internet. Additionally, Canal+ in high definition is accessible to subscribers to the platform through iPlus, a technologically advanced set-top box through which high-definition broadcasts can be received and which can store up to 80 hours of programs on its digital video recorder. Through its new brand Canal+ Yomvi, created in October 2011, Prisa Televisión was also the first to allow the viewer to choose content at his own preferred time and through the device of his choice connected to the Internet (TV, computer, tablet or smartphone). Since its inception, Canal+ Yomvi recorded more than 13.4 million downloads and more than 528,000 users have accessed the platform.

Prisa Televisión cooperates on an ongoing basis with technological suppliers with the objective of being at the forefront of service provision to its subscribers and customers. It has also signed an agreement with CISCO to provide iplus decoders.

Prisa Televisión has been operating as a television producer since its inception. Under the Canal+ brand, Prisa Televisión creates and operates several channels. Prisa Televisión produces theme-based channels that deal with a wide variety of content: Canal+ 1, Canal+ 1 HD, Canal+ 1… 30, Canal+ 2, Canal+ 3D, Canal+ Acción, Canal+ Acción ...30, Canal+ Acción HD, Canal+ Comedia, Canal+ Comedia HD, Canal+ Dcine, Canal+ Dcine HD, Canal+ Deportes, Canal+ Deportes 2 HD, Canal+ Deportes HD, Canal+ Fútbol, Canal+ Fútbol HD, Canal+ Golf, Canal+ Liga, Canal+ Liga HD, Canal+ Toros, Canal+ Xtra, Canal+ Xtra HD, Caza y Pesca, Dcine Español and Sportmanía. Some of them in addition to being included in the Canal+ range of services, are marketed to cable and IPTV operators: C+1, C+ fútbol, C+Liga, C+Champions, Sportmania,  Caza y Pesca, Dcine Español, C+ Toros and  40 TV.

Our premium sports content includes Tennis (Wimbledon, Australia, US Open, ATP1000, ATP500, ATP250, Roland Garros), Football (Spanish League, UEFA Champions League, Premier League, BundesLiga Football, UEFA Europa League Football –half of 2012-, FA Cup –half of 2012-, Liga Calcio, Argentine League, Champions League), Golf (British Open, PGA European Tour, US PGA Tour, Ryder Cup, US Open, European Tour, Masters Augusta), Basketball (NBA, NCAA), Rugby ("6-Nations"), NFL American Football, Major League Baseball, NHL. Canal+ has exclusive agreements with: MGM, Dreamworks, 20th Century Fox, Paramount, Warner Bros International, Universal, Columbia Tristar, HBO, and Disney.

According to the Spanish Telecommunication Market Commission, or CMT, Canal+ is the leading pay television network in Spain. In 2012, Prisa Televisión generated revenue of €1,080 million and profit from operations of €36 million.

The number of Canal+ subscribers and the average monthly revenue per user, or ARPU, for each of 2012, 2011, and 2010 are as follows:

	Year Ended December 31,
	2012	2011	2010

Subscriber breakdown (in thousands)	1,841	1,838	1,785
Satellite (DTH)	1,720	1,756	1,773
Wholesale distribution	121	82	12
DTH ARPU (in euros)	42.6	41.1	41.7

During 2012, the number of net subscribers of Canal+ showed a positive trend, thanks to the impact of the agreements with other operators. The numbers of Satellite subscribers ended the year with a net fall of 36,374 subscribers, but this was more than compensated with the growth of wholesale distribution, which added 38,888 net subscribers, so that the net change in net subscribers in 2011 was an increase 2,514. In addition, the cancellation rate as of December 2012 was 15.4%, showing a deterioration compared to the previous year (13.6% as of December 2011) and practically in line with 2010 (15.8% as of December 2010). We believe this deterioration to be due to the worsening of the economic situation, unemployment growth and the VAT increase in Spain.

Agreements with Jazztel, Telecable, Orange, ONO, Telefónica, Euskaltel, R, Mediapro-Gol T and in mobile with Movistar, Orange, and Vodafone for the sale of content have had a positive impact in the number of subscribers of Canal+ (as described above).

Canal+ subscribers with iPlus set–top box increased from 2011 by close to 85,000, reaching 587,331 subscribers, which implied an increase of 16.7%.

As of December 2012, 244,851 subscribers were using the Multi+ (multiroom) service (an increase of 2.5% in the year), which implies a penetration of 14.2%. The number of subscribers with both iPlus and Multi+ reached 225,725 subscribers, which meant an increase of 26,635 subscribers in the year (+13.4%).

In August 2012, Canal+ signed an important agreement with Mediapro for the exploitation of Spanish football rights for the coming three seasons (2012-2013, 2013-2014, 2014-2015). This agreement, together with the Champions league rights acquired in 2011, has provided Canal+ with what we believe to be the best football content offer in its history.

According to the agreement, Canal+ acquired: Exclusive audiovisual rights for pay TV (except in DTT) for Spain, of the Spanish Liga championship (first and second divisions) as well as the Copa del Rey championship, distribution to other pay TV operators: Telefónica, ONO, Orange… etc, exclusive rights on pay TV through all available technologies such as satellite, internet, cable, mobile, and exclusive rights for public spaces such as bars, hotels etc. On the other hand, through this agreement, Mediapro acquired: audiovisual rights to distribute GolTV in pay DTT. Gol-T will broadcast the same 8 matches as Canal+ Liga (for these rights, Mediapro will pay Canal+ a variable amount with a guaranteed minimum), commercialization of international rights, and commercialization of the FTA match and summaries.

The agreement implied a restructuring of the commercialization of football content, as a result of which, Canal+ distributes the football content through the following packages: In Canal+ 1, the best match of each match day of the first division Liga championship (Liga BBVA), exclusively, 28 match days to include a Real Madrid or Barcelona match, the best match of the second division Liga championship (Liga Adelante), and the best match of each match day of the Copa del Rey. In Canal+ Liga, the following will be broadcast: 8 matches per match day, always a match with Real Madrid or Barcelona, with an increase in the amount of Real Madrid or Barcelona matches (from 37 to 46) and the rest of the Copa del Rey. Finally, Canal+ Yomvi has exclusive distribution through internet of the Liga championship matches (except the FTA match and summaries, which in any case has seen its quality fall and its broadcast limited to Mondays).

Given the little visibility and the uncertainty on the evolution of the Spanish payTV market, the fall in consumption and the potential negative impact of the VAT increase on payTV (from 8% to 21%), Canal+ has undertaken a strong commercialization effort by offering for free the Champions League to all Canal+ subscribers for the 2012/2013 season and auctioning the Champions League rights to a third party to compensate for part of the cost increase.

The impacts of this new agreement are as follows: Canal+ has what we believe to be the best football content offer of its history, which leads it to a unique strategic positioning. The content offered improves qualitatively as all the games of Real Madrid and FC Barcelona (as well as those from all teams participating in European championships) will now be broadcast through pay TV; there is an increase in the cost of football rights for Canal+ mainly due to the inflation derived from the agreements signed with the football clubs for the coming three seasons, and due to the back of the different commercialization which includes distribution to third parties and higher exclusivity. To compensate this increase, together with a growth on the subscriber base along the time, the agreement includes several elements which should help compensate this increase in cost through: guaranteed revenues from the multi-distribution to third parties. Canal+ has signed agreements with most pay TV operators (Telefónica, ONO, Orange, Telecable, Euskaltel and R) to distribute Canal+ Liga through their platforms. These agreements include guaranteed minimums for Canal+, additional revenues from GolTV subscribers (DTT) based on a variable amount with a minimum guaranteed, additional revenues from the price increases from the new commercial offer, additional revenues from advertising and internet, and exclusive revenues from public spaces. Finally the new agreement implies the broadcasting of football content through all the months in the year. Revenues coming from both subscribers and third parties are also generated during 12 months and as a result, the allocation of revenues and expenses has been distributed throughout these same 12 months (correlation between revenues and expenses).

Media Capital

We believe Media Capital is the leading multimedia group in Portugal. According to Marktest, Media Capital’s subsidiary, TVI, is Portugal’s leading free-to-air television channel in terms of audience. Media Capital also engages in audiovisual production and has a presence in radio, music, film and DVD distribution and internet businesses.

In 2012, TVI accounted for 77.0% of Media Capital's total revenue. According to Marktest, TVI maintained its leadership in Portugal with an average 24-hour audience share of 26.7% and 30.1% in prime time. TVI was confirmed for the eighth consecutive year as the most viewed channel in Portugal.

Education

The Education segment encompasses our publishing and educational activities through our publishing arm Santillana. In 2012, the Education segment represented 27.5% of our revenue and 43.1% of our adjusted EBITDA.

Santillana operates in more than 20 countries, and its activities cover a wide array of products ranging from the publishing of school textbooks (by Santillana Educación), the publishing of language teaching books (by Richmond, Santillana Français, Español Santillana and Santillana United States), general publishing (under the Alfaguara, Taurus, Suma, Aguilar, El País, Aguilar, Altea, Alamah, Alfaguara infantil y juvenil, Altea and Punto de lectura) and distribution (by Itaca).

In 2012, 76.5% of Santillana’s total Education revenue came from Latin America (€561 million). The largest share came from Brazil (28.2% of Santillana’s 2012 revenue), and the second largest share came from Mexico (14.1% of Santillana’s 2012 revenue). Spain and Portugal represented 22.2% of total Santillana’s 2012 revenue.

Santillana has also continued working to incorporate new technologies in the development of content. The most relevant recent initiatives include:

·
The creation of a teachers social network targeting the entire Latin American teaching community to facilitate exchanging ideas among educators, introducing common good practices and sharing educational experiences (IneveryCREA).

·	The evolution of Santillana’s Platform for Sistema Uno Internacional, with its Learning Management System and its planning and management tools for schools.

·
Digital versions of General Editions, both editorial and new releases, for distribution on the Libranda digital distribution platform. In addition, distribution agreements were reached with Google, Barnes & Noble, Kobo, Overdrive, Baker & Taylor and Booquo.

·	The launch of an internal pilot of Edusfera, the educational digital store of Santillana.

·
The launch in Spain of Tareas y Más, a site with thousands of digital resources for the easy homework help. Contents are organized around three main subjects: Mathematics, Spanish as first Language, Physics and Chemistry.

·	The launch in Spain of Santillana-Twig, a co-branded portal with one thousand science videos for secondary level students (Physics, Chemistry, Biology).

·	InveryCREA, Santillana social network for teachers went on getting registered users in Spain and Argentina. Its technology was also used to create RED UNO, Sistema Uno Internacional social network.

Radio

The Radio segment encompasses our Spanish and international radio business activities (integrated under Prisa Radio (formerly Unión Radio)) and the promotion, production of musical events and the management of artists. In 2012, this segment accounted for 12.9% of our total revenue and 12.7% of our adjusted EBITDA. The Radio segment is divided into Radio in Spain, International Radio and other.

We believe that Prisa Radio is the largest Spanish-language radio group in the world with more than 28 million listeners and more than 1,200 proprietary and affiliated broadcasting stations, distributed in ten countries: Spain, the United States, Mexico, Colombia, Costa Rica, Panama, Argentina, Chile, Guatemala and Ecuador. According to EGM in Spain, ECAR in Colombia and Ipsos in Chile, we are the leader in terms of audience in those countries. In Mexico and Argentina, Prisa Radio is third and fourth in audience share according to the INRA and IBOPE surveys, respectively. Based on these sources, Prisa Radio’s market shares in 2012 were as follows: 51.1% in Spain, 44% in Chile, 41% in Colombia, 13% in Mexico and 10% in Argentina.

In the Digital area, Prisa Radio has 45 websites, with more than 14 million unique users per month and over 5.66 million downloads for mobile devices.

Prisa Radio is also involved in brand leveraging both in Spain and in Latam. Gestión de Marcas Audiovisuales, S.A., or Gema  develop this activity in Spain: Tarjeta 40 (credit card activities, agreements with financial entities), 40 Viajes, (travel activities, agreements with online travel agencies), Café 40, Arte 40, Revista 40, 40 el Musical, Save the Beach, Discos Radio/El País.

The revenues for the past three years for the Radio segment are set forth below (in thousands of euros, except for margins):

	Radio in Spain (2)			International Radio
	2012	2011	2010	2012	2011	2010
Revenue	186,664	230,798	252,907	148,063	128,319	118,913
Adjusted EBITDA (1)	8,157	16,173	71,137	45,129	36,142	32,347
Profit from operations	(2,310)	(2,580)	61,006	32,226	29,594	26,139
Adjusted EBITDA margin	4.4%	7.0%	28.1%	30.5%	28.2%	27.2%
Profit from operations margin	(1.2%)	(1.1%)	24.1%	21.8%	23.1%	22.0%

	Other (3)			Total
	2012	2011	2010	2012	2011	2010
Revenue	7,689	17,655	33,702	342,416	376,772	405,522
Adjusted EBITDA (1)	1,034	(711)	4,581	54,319	51,605	108,065
Profit from operations	(6,488)	(1,829)	2,919	23,427	25,184	90,064
Adjusted EBITDA margin	6.8%	(4.0%)	13.6%	15.9%	13.7%	26.6%
Profit from operations margin	(42.7%)	(10.4%)	8.7%	6.8%	6.7%	22.2%

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

Radio in Spain

In 2012, Radio in Spain represented 54% of the total revenue of the Radio segment, or €187 million (down 19.1% from 2011). Most of the revenue from this area is obtained from advertising. According to Infoadex, our Radio segment has a 51.1% market share in Spain.

In Spain, Prisa Radio’s flagship general interest network is Cadena SER. Prisa Radio, through its 510 proprietary and affiliated stations, also has five music networks: 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM.

According to the 2012 final EGM survey, “Cadena SER”, with 4,914,000 users, maintains its leadership position in 24 hours. This performance includes music radio, in which “40 Principales” reached 3,844,000 users.

According to the final EGM survey for 2012, the audience of our networks was as follows (in thousands of listeners):

	2012	2011
Cadena SER, general interest	4,914	4,208
40 Principales	3,844	3,850
Dial	2,444	2,354
Máxima FM	836	776
M80	559	491
Radiolé	493	525
Total	13,090	12,204

International Radio

International radio revenue represented 43% of Prisa Radio’s total revenue and amounted to €148 million in 2012 (up 15.4% from 2011).

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

In Mexico, Prisa Radio operates through Radiópolis, which is 50% owned by Televisa.

The 40 Principales global format is also broadcast in Panama, Costa Rica, Chile, Argentina, Colombia, Guatemala, Ecuador, Dominican Republic and Mexico.

We believe Radio Caracol is one of the best recognized stations in Latin America and, according to the ECAR’s fourth survey for 2012, the leader in the Colombian radio market in terms of audience.

According to Ipsos survey, we are also leaders in terms of audience in Chile.

In 2012, live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards were broadcast to 198,000 live spectators, 514,000 viewers on TV (Divinity Channel) and the hashtag #divinityLOVESmusic was Global trending topic during the night.

Other

Gran Vía Musical focuses on promoting and producing musical events and tracking the progress of performing artists through Planet Events, and on musical publishing rights through our subsidiaries Nova and Lyrics & Music.

Additionally, Gran Vía Musical includes the performing artists’ agency RLM, which manages popular performers and the music channel 40TV, a natural extension of the Top 40 music brand 40 Principales in television.

In 2012, approximately 99,000 spectators attended the events organized by Planet Events. In 2012, Planet Events promoted the tours of Enrique Iglesias, Fonsi, Franco de Vita, Días Nórdicos, Jay Brannan, Laura Pausini, Pacha, Pitbull, Shakira, MILOW, Veranos de la Villa, Juanes, Diego Martín, Carlos Baute, Ragdog and 84. In 2012, due to difficult economic conditions, attendance was lower than in previous years.

Press

In 2012, the Press segment represented 11.8% of our operating income and had a negative contribution to adjusted EBITDA. The Press segment includes the leading Spanish newspaper El País, the sports newspaper AS, the financial newspaper Cinco Días and the magazine business, which includes, among other titles, Cinemanía, the Spanish version of Rolling Stone, Claves de la Razón Práctica, Car and Gentleman.

The Press segment has made a significant effort to incorporate and adapt the most innovative technologies to content distribution of its main brands. In this sense, we have made new developments in the editorial systems of the newspapers, both in the on-line and off-line versions.

The following table details the revenues from each of the activities within the Press segment (in thousands of euros, except for margins):

	El País			AS
	2012	2011	2010	2012	2011	2010
Revenue	205,056	255,265	275,251	65,809	75,154	82,292
Advertising	82,948	107,556	126,271	19,103	20,358	23,747
Circulation	97,184	111,265	116,081	40,159	46,227	51,225
Other	24,924	36,444	32,899	6,547	8,569	7,320
Adjusted EBITDA(1)	(21,797)	20,551	38,562	11,829	16,264	15,865
Profit from operations	(54,542)	8,925	28,221	8,122	14,277	14,059
Adjusted EBITDA margin	(10.6%)	8.1%	14.0%	18.0%	21.6%	19.3%
Profit from operations margin	(26.6%)	3.5%	10.3%	12.3%	19.0%	17.1%

	Cinco Días
	2012	2011	2010
Revenue	12,607	15,448	15,323
Advertising	6,711	8,111	8,736
Circulation	5,593	5,841	6,092
Other	303	1,496	495
Adjusted EBITDA(1)	(1,789)	58	50
Profit from operations	(2,858)	(542)	(399)
Adjusted EBITDA margin	(14.2%)	0.4%	0.3%
Profit from operations margin	(22.7%)	(3.5%)	(2.6%)

	Other (2)			Total
	2012	2011	2010	2012	2011	2010
Revenue	31,122	44,145	47,481	314,594	390,012	420,347
Adjusted EBITDA (1)	(2,006)	3,174	3,382	(13,763)	40,047	57,859
Profit from operations (3)	(3,369)	(6,180)	415	(52,647)	16,480	42,296
Adjusted EBITDA margin	(6.4%)	7.2%	7.1%	(4.4%)	10.3%	13.8%
Profit from operations margin	(10.8%)	(14.0%)	0.9%	(16.7%)	4.2%	10.1%

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

(2)	“Other” includes magazines, distribution and eliminations and adjustments on consolidation.

(3)
The Profit from operations for the Press division includes in 2012 a €19.67 million asset value depreciation for the Pressprint assets in Barcelona, and in 2011 a goodwill impairment of €7.75 million, which corresponds to the goodwill generated with the internal transfer of the participation in Portuguese magazines. Both of there impact the segment but do not have an impact at Group level.

El País

According to Oficina de Justificación de la Difusión, or OJD, El País has, for the last 32 years, been the Spanish daily newspaper with the highest circulation in Spain. El País represented 65.2% of total Press revenue in 2012 and had a negative contribution to the segment’s profit from operations. In 2012, El País had an average daily circulation of 324,814 copies and an average circulation on Sundays of 455,666 copies. Also according to OJD, El País held a 29.5% share of the circulation of the major Spanish national newspapers. According to the final EGM survey for 2012, El País confirmed its leadership position among paid newspapers with an average of 1,929,000 daily readers. According to ComScore ElPaís.com  ended the month of December, 2012 as leader in terms of audience, with nearly 12 million unique users worldwide, out of which 7.0 million were from Spain. In 2012, El País’s revenue was €205 million, of which advertising accounted for 40.5%, amounting to €83 million (down 22.9% from 2011). According to Infoadex, El País held a 10.1% share of the newspaper advertising market in Spain in 2011.

AS

The AS sports newspaper represented 20.9% of Press revenue in 2012 and had a positive contribution to profit from operations. According to OJD, AS had an average daily circulation of 180,014 copies. According to the final EGM survey for 2012, the number of AS readers increased in 2012 to total 1,480,000 daily readers.

AS has been able to adapt its business model to the current movement from print media to digital media and has been successful in generating online revenue. In 2012, according to ComScore, AS had 7 million unique users

In 2012, AS’s revenue amounted to €66 million (down 12% from 2010), of which 61% was obtained from circulation.

Cinco Días

Cinco Días attained an average daily circulation of 31,120 copies in 2012 according to OJD. According to the final EGM survey for 2011, Cinco Días achieved a readership figure of 58,000 per day.

Other

—Magazines Business

We carry on our Magazines business through Promotora General de Revistas S.A., or Progresa, publishing both its own magazines and those of third parties. We believe it is the leading publisher in terms of number of copies, with more than 30 titles in the Spanish market. Its principal titles include most notably: Cinemanía, Rolling Stone (Spain), Gentleman, Claves de la Razón Práctica, Car. It also publishes the El País Yearbook and the Wine Yearbook.

The revenues of the Magazine business for the past three years are below:

	Magazines
	2012	2011	2010
	(thousands of euros)
Revenue	23,053	32,006	35,936
Adjusted EBITDA(1)	(2,347)	2,205	2,004
Profit from operations	(2,952)	(6,360)	1,274
Adjusted EBITDA margin	(10.2%)	6.9%	5.6%
Profit from operations margin	(12.8%)	(19.9%)	3.5%

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

—Distribution

 The revenues of the distribution business for the past three years are below:

	Distribution
	2012	2011	2010
	(thousands of euros)
Revenue	15,882	19,062	18,740
Adjusted EBITDA(1)	640	1,048	1,378
Profit from operations	(87)	296	529
Adjusted EBITDA margin	4.0%	5.5%	7.4%
Profit from operations margin	(0.5%)	1.6%	2.8%

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

Principal Markets

Geographical markets

In 2012, we generated 65.7% of our revenue in Spain and 34.3% of our revenue outside of Spain. 63.2% of revenue from outside of Spain was generated by the Education business, 18.6% by Media Capital and the remainder mainly by international radio.

The following table sets forth, by geographical market, our revenue in the last three years:

	Geographical Source of Revenue
	2012	2011	2010
	(thousands of euros)
Spain	1,750,245	1,846,537	2,030,452
International	914,448	877,913	792,279
Total revenues	2,664,692	2,724,450	2,822,731
% Spain	66%	68%	72%
% International	34%	32%	28%

Pay television market in Spain

In 2012, our pay television revenue from Canal+ amounted to €1,068 million, accounting for 40.1% of our total revenues. The pay television market in Spain is currently made up of satellite, cable and internet operators. As of September 30, 2012, (latest public report available) there were approximately 4.2 million pay television subscribers in Spain.

Canal+ leads this segment, with a market share of 41.% for the first nine months of 2012 based on the number of subscribers and of 61% based on revenue, as detailed below:

Total subscribers on average for the first nine months of 2012: approx. 4.2 million	Total revenue of pay TV in Spain in the first nine months of 2012: €1,275 million

Source: Spanish Telecommunication Market Commission (CMT) 3Q Report 2012

Education market

Textbooks

The following table shows, by country, for the 2012 textbook sale season, the size of the market (including all children in formal education, from infant school to secondary education) and the target market of Santillana (schools where direct promotional work is carried out), all in thousands of students, and the market share of Santillana (excluding government purchases).

Country	Market Total	Target Market	Santillana Market Share (of Target Market)
Spain	6,603	6,603	20.7%
Portugal	1,515	1,301	7.4%
Mexico	29,854	2,079	18.3%
Argentina	8,763	2,172	28.4%
Chile	3,814	323	34.2%
Colombia	10,903	1,377	20.5%
Peru	7,735	1,055	30.3%
Dominican Republic	2,185	419	61.2%
Ecuador	4,028	704	23.9%
Costa Rica	900	102	35.7%
Panama	838	132	44.6%
Guatemala	3,647	641	24.9%
El Salvador	1,774	219	52.4%
Honduras	2,221	210	43.8%
Bolivia	2,895	253	26.4%
Paraguay	1,572	215	22.5%
Puerto Rico	709	134	23.4%
Uruguay	448	71	50.8%
Venezuela	6,789	1,313	39.2%
Brazil	49,795	5,531	13.7%
Total	146,985	24,853

Source: Prisa internal estimates, excluding USA. Note Mexico data corresponds to 2011

In the textbook market, Santillana has a catalog of 17,166 titles. The publishing of textbooks generated revenues of €492 million in 2012 (67% of the total revenue of the business unit).

Based on our internal estimates, we believe that Santillana is the leader in the textbook market in all the countries in which we operate, except for Chile (where the Ministry of Education leads the market) and Portugal (where it is third behind the Porto and Leya Groups).

Santillana competes with local companies or groups, on the one hand, and with a small number of international publishing groups, on the other hand (SM, Macmillan, Anaya, Norma and Pearson, for example).

We estimate that in Spain the market share of Santillana is 20.7%, while Anaya has 15.6% and SM has 12.5%.

In Brazil, Santillana has had a presence since 2001 through Editora Moderna. Since 2001 its market share has increased significantly in both the private-sector and the public-sector market. We estimate the share in the Brazilian public-sector market is currently 19.4%.

General interest books

Santillana has a catalogue of over 13,200 titles in the general publication area and generated revenue of €131 million in 2012 (17.5% of the total revenue of the business unit).

In Spain, Santillana, Planeta and Random House (Bertelsmann) lead the market. In Brazil, the market is led by local groups such as Record, Ediouro and Companhia das Letras. In addition, the Brazilian market is undergoing substantial consolidation.

Language teaching books

Santillana produces materials for the teaching of English, French and Spanish, with a catalogue of over 4.200 titles and revenues of €95 million in 2012 (€7 million more than in 2011 (8% increase), representing 13% of the total revenues of the business unit).

Santillana’s Languages segment covers English (84% of sales), French (8% predominantly in Spain) and Spanish (8% predominantly in Brazil). Latin America represents 78% of the sales of Santillana’s Language segment, Spain 21% and the rest of the world, 1%.

The materials for teaching English are published under the Richmond brand. We believe that Richmond is the overall market leader in Latin America in ELT (English Language Teaching) in the private schools market and a major player in the state schools market. In Spain, we believe Richmond is in fourth place with a 9,1% market share, behind leaders Oxford University Press, Macmillan and Burlington; we believe Santillana Français is the leader in the Spanish market of teaching French as a foreign language, with a 41,4% market share.

Advertising market

The following table sets forth advertising expenditures in Spain, by segment, for 2012, 2011 and 2010, together with the year-over-year percentage changes.

	Advertising Expenditure in Spain			Annual Change
	2012	2011	2010	Change 12/11	Change 11/10
	(thousands of euros)
Press	818,300	1,034,100	1,196,600	(20.9%)	(13.6%)
Magazines	313,700	381,100	397,800	(17.7%)	(4.2%)
Television	1,815,300	2,237,200	2,471,900	(18.9%)	(9.5%)
Radio	453,500	524,900	548,500	(13.6%)	(4.3%)
Cinema	22,500	25,800	24,400	(12.8%)	(5.8%)
Outside	326,300	394,800	420,800	(19.0%)	(6.2%)
Internet	880,500	899,200	798,800	(2.1%)	12.6%
Total	4,630,100	5,497,100	5,858,800	(15.8%)	(6.2%)

Source: Infoadex

In 2012, our advertising revenue in Spain amounted to €300 million, representing a market share of 6.5% (14.3% in press and 37.5% in radio).

The following table sets forth advertising expenditures in Portugal, by segment, for 2012, 2011 and 2010, together with the year-over-year percentage changes.

	Advertising Expenditure in Portugal			Annual Change
	2012	2011	2010	Change 12/11	Change 11/10
	(thousands of euros)
Press	31,963	40,704	45,735	(21.5%)	(11.0%)
Magazines	67,400	95,289	110,801	(29.3%)	(14.0%)
Television	358,764	437,347	475,730	(18.0%)	(8.1%)
Radio	43,734	46,923	45,556	(6.8%)	3.0%
Cinema	2,488	3,937	3,822	(36.8%)	3.0%
Outside	74,429	99,813	105,067	(25.4%)	(5.0%)
Internet	28,440	29,494	24,579	(3.6%)	20.0%
Total	607,218	753,507	811,290	(19.4%)	(7.1%)

Source: Zenith Optimedia, December 2012

In Portugal, our advertising revenue is obtained mainly from TVI. In 2012, we generated €111 million in advertising revenue in Portugal.

The following table sets forth advertising expenditures in Latin America, by segment, for 2012, 2011 and 2010, together with the year-over-year percentage changes.

	Advertising Expenditure in Latin America			Annual Change
	2012	2011	2010	Change 12/11	Change 11/10
	(thousands of euros)
Press	4,692,083	3,861,111	3,554,226	21.5%	8.6%
Magazines	1,698,797	1,573,302	1,455,497	8.0%	8.1%
Television	17,339,470	15,374,228	14,066,567	12.8%	9.3%
Radio	1,744,741	1,415,895	1,342,558	23.2%	5.5%
Cinema	133,799	141,204	128,646	(5.2%)	9.8%
Outside	1,004,691	1,010,803	903,515	(0.6%)	11.9%
Internet	1,275,121	844,908	695,588	50.9%	21.5%
Total	27,888,702	24,221,451	22,146,597	15.4%	9.4% %
Source: Zenith Optimedia, December 2012

In Latin America, our advertising revenue is mainly obtained from our radio business. In 2012, we generated €139 million in advertising revenue in Latin America.

Newspaper sales market

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the general press segment for 2012, 2011 and 2010.

	Circulation of National Newspaper Number of Daily Copies			Market Share (%)
	2012	2011	2010	2012	2011	2010
El País	324,814	365,118	370,080	29.5%	26.4%	24.9%
Mundo	206,179	252,770	284,901	18.7%	18.3%	19.1%
ABC	171,872	221,351	249,540	15.6%	16.0%	16.8%
La Razón	91,130	103,789	118,465	8.3%	7.5%	8.0%
La Vanguardia	172,263	190,033	200,369	15.6%	13.8%	13.5%
El Periódico	107,514	119,374	133,055	9.8%	8.6%	8.9%
Público	0	87,058	87,168	___	6.3%	5.9%
La Gaceta	27,049	41,196	44,854	2.5%	3.1%	3.0%
Total	1,100,821	1,380,689	1,488,430	100.0%	100.0%	100.0%

Source: OJD

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the sports press segment for 2012, 2011 and 2010.

	Circulation of Sports Newspaper Number of Daily Copies			Market Share (%)
	2012	2011	2010	2012	2011	2010
Marca	214,635	244,456	274,580	38.8%	38.7%	40.1%
AS	180,014	198,758	211,553	32.6%	31.5%	30.9%
Mundo Deportivo	81,419	95,907	101,100	14.7%	15.3%	14.8%
Sport	76,638	91,753	96,823	13.9%	14.5%	14.2%
Total	552,705	630,874	684,056	100.0%	100.0%	100.0%

Source: OJD

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the financial press segment for 2012, 2011 and 2010.

	Circulation of Financial Newspaper Number of Daily Copies			Market Share (%)
	2012	2011	2010	2012	2011	2010
Expansión	33,765	37,495	39,565	39.6%	41.5%	41.5%
Cinco Días	31,120	31,327	31,337	36.5%	34.7%	32.9%
El Economista	20,323	21,574	24,388	23.9%	23.9%	25.6%
Total	85,208	90,396	95,290	100.0%	100.0%	100.0%

Source: OJD

As of December 31, 2012, the combined market share of El País, AS and Cinco Días was 30.8% of the newspaper market in Spain.

The percentage change in the circulation of press in Spain from 2011 to 2012, based on a December 2012 report published in the “Observatorio de la Prensa” of Deloitte and AEDE, is as follows:

·	General press: -12.06%

·	Sports press: -12.51%

·	Financial press (paid): -10.64%

·	Total press: -11.98%

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations for Years Ended December 31, 2012, 2011, and 2010

	Grupo Prisa			Audiovisual
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	427,002	436,914	596,331	233,167	234,694	308,777
Depreciation and amortization charge	(187,998)	(171,331)	(170,363)	(100,537)	(95,515)	(100,112)
Change in allowances, write downs and provisions	(100,196)	(45,171)	(37,210)	(67,575)	(8,036)	(11,095)
Impairment losses of assets	(12,580)	(3,204)	(1,427)	168	(4)	2,234
Impairment losses of goodwill	(301,282)	(252,944)	(51,179)	0	(9,750)	(5,367)
Profit from operations	(175,054)	(35,736)	336,152	65,223	121,389	194,437

	Education			Radio
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	184,190	170,198	166,347	54,319	51,605	108,065
Depreciation and amortization charge	(51,426)	(44,816)	(41,714)	(13,856)	(14,664)	(14,328)
Change in allowances, write downs and provisions	(21,493)	(18,205)	(15,843)	(5,023)	(11,757)	(3,673)
Impairment losses of assets	(3,381)	(3,191)	(3,329)	(4,120)	0	0
Impairment losses of goodwill	0	0	0	(7,893)	0	0
Profit from operations	107,890	103,986	105,461	23,427	25,184	90,064

	Press			Other
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	(13,763)	40,047	57,859	(30,911)	(59,630)	(44,717)
Depreciation and amortization charge	(10,216)	(9,915)	(9,957)	(11,963)	(6,421)	(4,252)
Change in allowances, write downs and provisions	(6,133)	(5,907)	(4,255)	28	(1,266)	(2,343)
Impairment losses of assets	(22,535)	(7,745)	0	17,288	7,737	(332)
Impairment losses of goodwill	0	0	(1,350)	(293,389)	(243,194)	(44,462)
Profit from operations	(52,647)	16,480	42,296	(318,947)	(302,774)	(96,105)

Businesses in the Audiovisual segment

	Prisa Televisión			Media Capital
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	191,337	186,765	269,372	41,831	38,952	48,037
Depreciation and amortization charge	(89,041)	(83,715)	(87,938)	(11,496)	(11,800)	(12,174)
Change in allowances, write downs and provisions	(66,967)	(7,478)	(9,635)	(608)	(558)	(1,460)
Impairment losses of assets	202	0	2,265	(34)	(4)	(31)
Impairment losses of goodwill	0	0	0	0	(9,750)	(5,367)
Profit from operations	35,531	95,572	174,064	29,692	16,840	29,005

	Other
	2012	2011	2010
	(thousands of euros)
Adjusted EBITDA	(1)	8,977	(8,632)
Depreciation and amortization charge	0	0	0
Change in allowances, write downs and provisions	0	0	0
Impairment losses of assets	0	0	0
Impairment losses of goodwill	0	0	0
Profit from operations	(1)	8,977	(8,632)

Businesses in the Radio segment

	Radio in Spain			International Radio
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	8,157	16,173	71,137	45,129	36,142	32,347
Depreciation and amortization charge	(8,209)	(8,905)	(7,802)	(5,303)	(4,658)	(4,868)
Change in allowances, write downs and provisions	(2,258)	(9,848)	(2,329)	(2,600)	(1,889)	(1,340)
Impairment losses of assets	0	0	0	(4,000)	(1)	0
Impairment losses of goodwill	0	0	0	(1,000)	0	0
Profit from operations	(2,310)	(2,580)	61,006	32,226	29,594	26,139

	Other
	2012	2011	2010
	(thousands of euros)
Adjusted EBITDA	1,033	(710)	4,581
Depreciation and amortization charge	(344)	(1,101)	(1,658)
Change in allowances, write downs and provisions	(165)	(20)	(4)
Impairment losses of assets	(120)	0	0
Impairment losses of goodwill	(6,893)	0	0
Profit from operations	(6,489)	(1,831)	2,919

Businesses in the Press segment

	El País			As
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	(21,797)	20,551	38,562	11,829	16,264	15,865
Depreciation and amortization charge	(8,615)	(8,213)	(8,443)	(698)	(608)	(390)
Change in allowances, write downs and provisions	(3,578)	(3,413)	(1,898)	(1,399)	(1,379)	(1,416)
Impairment losses of assets	(20,551)	0	0	(1,609)	0	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	(54,541)	8,925	28,221	8,123	14,277	14,059

	Cinco Días			Other
	2012	2011	2010	2012	2011	2010
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	(1,789)	58	50	(2,006)	3,174	3,382
Depreciation and amortization charge	(310)	(285)	(228)	(593)	(809)	(896)
Change in allowances, write downs and provisions	(384)	(315)	(221)	(772)	(800)	(720)
Impairment losses of assets	(375)	0	0	0	(7,745)	0
Impairment losses of goodwill	0	0	0	0	0	(1,351)
Profit from operations	(2,858)	(542)	(399)	(3,371)	(6,180)	415

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

Legal Framework Governing Television Services in Spain

Terrestrial Television Regulation

Concessions and licenses.

According to past legislation, in order to provide terrestrial, over-the-air television, a service provider was required to obtain a concession under Private Television Law 10/1988, of 3 May (referred to herein as the “Private Television Law”). Prisa Televisión was the holder of an administrative concession granted by a Resolution of the Cabinet on August 25, 1989, which was later amended and extended. Such license and related rights were transferred to Gestevisión Telecinco, S.A. (“Telecinco”) as part of the corporate transactions made at the end of 2010 whereby Prisa sold its free-to-air channel Cuatro to Telecinco and Prisa and, through its affiliate Prisa Televisión, acquired an equity stake of 17.34% in Telecinco. In addition, Telecinco and Telefónica each acquired a 22% stake in Distribuidora de Televisión Digital, S.A. (“DTS”) our affiliate that operates the digital pay TV platform “Canal+.”

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

According to the GAC Law, terrestrial broadcasting services are subject to obtaining a license but not an administrative concession. Prisa Televisión concession referred to above was transformed into a license to provide over-the-air television broadcasting services. The administrative body issued an express resolution approving the transformation on June 8, 2010 and registered the new license with the new National Registry of Audiovisual Communication Services Providers (created by GAC Law). The term of the new license granted to Prisa Televisión was for 15 years from the transformation date, automatically renewable for additional 15-year periods provided that the licensee is in compliance with the terms and conditions of the license at renewal.

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

The new GAC Law, which repealed Law 37/1995 on Satellite Communications, is also applicable to television and radio services provided by means of satellite technology. According to the GAC Law, the provision of audiovisual communication services, including satellite services (except for terrestrial television and radio broadcasting services), only requires a prior notice to the audiovisual authority. The previous authorizations held by Canal Satélite and DTS, both currently integrated into DTS, to provide satellite television and radio services have been replaced with the registry of DTS with the National Registry of Audiovisual Communication Services Providers, and therefore there is no need to extend the authorizations from the CMT mentioned above.

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

Except for those sports competitions and events of general interest that must be broadcast free-to-air, audiovisual communication providers, such as television services providers, may purchase exclusive rights to content and broadcast them free-to-air or encrypted. The right to broadcast soccer competitions may be purchased on an exclusive basis, provided that the term of the agreement does not exceed four years. Agreements in place before the new GAC Law must terminate once the four-year period has elapsed. However, the GAC Law also limit the duration of such contracts to the resolutions and decisions of the competition authorities which prior to the publishing of the GAC Law had determined a maximum duration of three years for this type of agreements.

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

According to the GAC Law, the Spanish government approved on July 2011, the technical plan of integral digitalization of terrestrial radio broadcasting services in order to improve the migration to digital technology.

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

TVI’s license was renewed for a further 15-year period as a result of Resolution 1-L/2006 of the Entidade Reguladora para a Comunicacăo Social (the “ERC”), on June 20, 2006, as subsequently corrected and reaffirmed by the ERC in Resolution 2/LIC-TV/2007. TVI exercised its right to reserve digital broadcasting capacity in the period reserved for television operators that had a license as of the date of approval of the Television Law. Therefore, the license authorizes TVI to provide only digital-based television services from April 26, 2012.

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

Appendix I to our consolidated financial statements contains details regarding the main companies composing the Prisa group of companies (by business unit), indicating, as of December 31, 2012, each company’s registered name, country of incorporation or residence and the proportion of our ownership interest in the company.

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

Details of the cost of our property, plant and equipment and of the related accumulated depreciation and impairment losses recognized for 2012, 2011 and 2010 are as follows:

	For the Years Ended December 31,
	2012	2011	2010
	(thousands of euros)
Property, plant and equipment	296,419	307,441	295,560
Land and buildings	113,433	92,813	90,428
Plant and machinery	529,581	477,529	491,240
Digital set-top boxes and cards	330,989	363,274	367,862
Other items of property, plant and equipment	134,916	120,875	108,231
Advances and property, plant and equipment in the course of construction	2,066	3,664	5,067
Accumulated depreciation	(780,641)	(739,602)	(754,698)
Impairment losses	(33,925)	(11,112)	(12,570)

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

The line item “Land and Buildings” includes diverse buildings we own in Spain and Latin America that are used as registered offices of our subsidiaries. The most significant buildings are the registered offices of Santillana in Latin America and Dédalo Grupo Gráfico, S.L.

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

At December 31, 2012, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to EUR 89,821 thousand (December 31, 2011: EUR 68,447 thousand).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2012 and 2011 is as follows (in thousands of euros):

	12/31/12			12/31/11
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	90,542	(26,212)	64,330	77,819	(13,797)	64,022
Plant and machinery	8,502	(4,885)	3,617	6,812	(3,389)	3,423
Other items of property, plant and equipment	26,863	(4,989)	21,874	2,413	(1,411)	1,002
Total	125,907	(36,086)	89,821	87,044	(18,597)	68,447

“Other items of property, plant and equipment” mainly include digital developments and learning systems of Santillana under financial leases.

The breakdown of the value of the purchase option, the amount of payments made in the year and the nominal value of outstanding payments in 2012 is as follows:

			Nominal value of outstanding payments
	Value of purchase option	Amount of payments made in the year	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Digital set-top boxes and cards	132	25,770	43,388	26,569	16,819	-
Plant and machinery	35	937	3,038	784	2,254	-
Other items of property, plant and equipment	9,245	15,365	21,948	2,991	18,957	-
Total	9,412	42,071	68,374	30,344	38,030	-

On June 15, 2011, and for a period of five years, Prisa Televisión signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of USD 80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with Prisa Televisión to become the exclusive supplier of the iplus set-top boxes required, over the next five years, for the Company’s line of business. The detail of these agreements at December 31, 2012 is as follows:

Cost	Purchase option	Contract Duration (months)	Period elapsed (months)	Amount of payments made in the year	Outstanding payments
43,427	-	36	19	13,098	16,373
12,631	-	36	17	4,593	6,888
1,742	-	36	16	633	950
3,207	-	36	15	1,167	2,040
3,476	-	36	14	1,264	2,212
3,476	-	36	13	1,264	2,212
1,717	-	36	12	624	1,250
586	-	36	6	107	532
1,707	-	36	4	310	1,552
408	-	49	8	86	370
2,163	-	49	7	303	2,117
2,830	-	49	5	396	2,770
2,397	-	49	4	168	2,514
905	-	49	3	63	949
80,672				24,076	42,729

For a discussion of our operating leases, see “Operating and Financial Review and Prospects—Contractual Obligations and Commitments.”

We take out insurance policies to cover the potential risks to which the various items of property, plant and equipment are exposed. We believe the insurance policies in place as of December 31, 2012 were sufficient to cover our property, plant and equipment in accordance with industry practice.

Environmental Issues Affecting Utilization

Some of our consolidated Print subsidiaries engage in printing activities, mainly Pressprint, S.L.U. and Dédalo Grupo Gráfico, S.L., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not significant, are expensed.

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

The most significant events in the period from January to December 2012 were as follows:

·
Total revenue reached €2,664.7 million (-2.2%) and Adjusted EBITDA was €427.0 million (-2.3%). The Group showed a net loss of €255.0 million after having provisioned €305.3 million for goodwill impairments and intangible assets.

·
Total Latam revenues grew by 7.7% representing 26.7% of the Group’s revenues (24.3% in 2011). Adjusted EBITDA from this region grew by 13.3% reaching 45.0% of total Group Adjusted EBITDA (38.6% in 2011). Latin American advertising of grew14.9% (25.4% of all advertising revenues).

·
The group continued with a strong cost control efforts in all cost lines and business units. In 2012, total expenses (excluding amortizations and provisions) were reduced by 2.2%. Costs of staff in Spain and Portugal fell a 15.1%.

·
Pay TV showed strong growth in revenues and Adjusted EBITDA, mainly due to changes in the accounting of the new football model: revenues reached €1,079.9 million and Adjusted EBITDA EUR 181.1 million, with implied a growth of 6.8% and 15.1% respectively.

During 2012, key performance indicators for the Audiovisual division were impacted by a series of elements such as the change in the commercialization model of football content, the VAT increase for Pay TV from 8% to 21% and the weakness of the economic environment. The increase in costs associated with the new football agreement will have to be compensated over time with the revenues from the C+ multi-distribution to third parties and a necessary increase in the number of subscribers.

Regarding Media Capital, revenue (€184.3 million) fell by 17.8% while Adjusted EBITDA (€41.8 million) grew by 7.4%, which shows the strong effort in cost control and diversification in added value revenues that was undertaken.

·
Education showed strong growth in Latin America. Revenues (€733.7 million) grew by 1.8% with Latin America up by +5.4%. Individual country result were: Mexico (+17.6%) (16.3% in local currency), Ecuador (+23.3%) (12.1% in local currency), Puerto Rico (+35.4%) (21.0% in local currency), Dominican Republic (+43.3%) (34.4% in local currency) and USA (+41%) (28.5% in  local currency), as well as Argentina (+20.6%) (22.8% in local currency), Central America (+15.5%) (11.3% in local currency), Colombia (+3.4%) (-6.1% in local currency), Peru (+103.3%) (11.8% in local currency), Bolivia (+16.1%) (11.3% in local currency), Uruguay (+22.2%) (18.2% in local currency) or Chile (+16.5%) (10.4% in local currency), and the lower contribution of Brazil due to its cycle (-17.0%) (-11.8% in local currency). Spain saw a revenue fall of 8.9% mainly due to General Editions and to a lesser extent due to a lower educational campaign. Adjusted EBITDA reached €184.2 million (+8.2%). The operating profit of the business unit included a negative contribution of €11.8 million as a consequence of the launching of new educational systems products.

·
 Radio showed a strong growth in Latin America and weakness in Spain. Revenues (€342.4 million) fell by 9.1% versus 2011 due mainly tolower advertising in Spain (-17.1%), partly offset by a significant improvement in Latam, where advertising revenues increased by +15.2% (+5.9% in local currency) with a strong performance in Colombia (+19.6%) (+7.3% in local currency), Chile (+11.7%) (+3.5% in local currency) and Mexico (+12.3%) (+9.2% in local currency).

·
 Press showed the difficult economic situation and demand trends in Spain. Press revenues stood at €314.6 million, 19.3% lower than in 2011. This was due to weakness in advertising (-20.6%), lower circulation (down by -12.7%), as well as the positive impact that promotions and fiscal deductions had in 2011. Adjusted EBITDA was negative at €13.8 million, mainly due to the restructuring process undertaken in the segment.

·
In Digital area advertising showed growth of 15.1% in 2012. The digital area received a monthly average number of daily browsers of 72 million (December 2012), which represents a growth of 9.4% versus 2011. This is thanks to the strong growth in Prisa Televisión, ElPais.com and CincoDías.com, as well as International Radio.

·
During 2012 several recapitalization deals were approved in the Annual Shareholders’’ Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition three of the Company’s creditor financial entities subscribed for €334 million of mandatory convertible bonds in exchange of existing debt of the company, and Telefónica subscribed for €100 million of mandatory convertible bonds for cash. These deals allowed for the reduction of the Group’s leverage and demonstrated the support of the company’s creditor entities, main shareholders and strategic partner.

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

	FY 2012	FY 2011	% Change, FY ‘11 to ‘12	FY 2010	% Change, FY ‘10 to 11
		(thousands of euros)
Revenue from subscribers	906,843	887,092	2.2%	913,105	(2.8%)
Advertising sales and sponsorship	553,368	620,063	(10.8%)	673,702	(8.0%)
Sales of books and training	718,781	697,881	3.0%	625,877	11.5%
Newspaper and magazine sales	146,219	168,744	(13.3%)	180,396	(6.5%)
Sales of add-ons and collections	20,504	23,151	(11.4%)	30,953	(25.2%)
Sale of audiovisual rights and programs	125,594	88,236	42.3%	87,739	0.6%
Intermediation services	20,069	20,985	(4.4%)	25,393	(17.4%)
Broadcasting services	10,638	17,260	(38.4%)	19,860	(13.1%)
Other services	121,479	117,869	3.1%	130,748	(9.9%)
Income from fixed assets	3,319	20,263	(83.6%)	32,888	(38.4%)
Other income	37,878	62,906	(39.8%)	102,070	(38.4%)
Operating income	2,664,692	2,724,450	(2.2%)	2,822,731	(3.5%)
Cost of materials used	(889,352)	(824,120)	7.9%	(839,223)	(1.8%)
Staff costs	(604,957)	(674,322)	(10.3%)	(592,081)	13.9%
Depreciation and amortization charge	(187,998)	(171,331)	9,7%	(170,363)	0.6%
Outside services	(742,977)	(788,813)	(5.8%)	(794,500)	(0.7%)
Changes in allowances, write-downs and provisions	(100,196)	(45,171)	—	(37,210)	21.4%
Impairment of goodwill	(301,282)	(252,944)	19.1%	(51,179)	—
Other expenses	(12,984)	(3,485)	—	(2,023)	72.3%
Operating expenses	(2,839,746)	(2,760,186)	2.9%	(2,486,579)	11.0%
Adjusted EBITDA (1)	427,002	436,914	(2.3%)	596,331	(26.7%)
Profit from operations	(175,054)	(35,736)	—	336,152	—
Adjusted EBITDA margin (%)	16.0%	16.0%		21.1%
Profit from operations margin (%)	(6.6%)	(1.3%)		11.9%

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

In order to properly interpret changes in our consolidated statement of income for the periods presented in the above table, the following changes to our scope of consolidation should be accounted for:

·
In 2010, due to the restructuring process (spin-off) of our Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we present the results of our Spanish free-to-air TV business under “Loss after tax from discontinued operations” on our consolidated income statement. Furthermore, our operating results for 2010 do not include Cuatro figures.

·
The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries are fully consolidated in the Group's accounts since April 1, 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. In June 2012 Prisa announced its decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Operating income (revenues)

Our total revenues reached €2,665 million in 2012 compared to €2,724 million in 2011. This figure represents a 2.2% decrease.

The increase in revenue from “Sale of audiovisual rights and programs” derived, mainly, from revenue from other platforms thanks to football rights multi-distribution agreements, have been compensated with a decrease in revenue from advertising.

The comparison of 2011 and 2010 revenue is affected by some items recorded both in 2011 and 2010. In 2011, these items for revenues recorded corresponded mainly to the sale of Canal Viajar, and are registered in the audiovisual division. In 2010 they correspond mainly to the Mediapro sentence and the sales of the Tres Cantos headquarters, Sogecine and Sogepaq. Excluding these effects, our total revenues would have decreased by 1.3%.

In 2012, we obtained 34% of our €2.7 billion total revenues from operations outside of Spain (32% in 2011 and 28% in 2010) of which 9% was generated in Brazil, 7% in Portugal and 4% in each of Mexico and Colombia. Sixty-three percent of our 2012 revenues outside of Spain related to Santillana (63% in 2011 and 59% in 2010), and the remainder to Media Capital and the International Radio businesses.

Revenue from subscribers

Revenue from subscribers refers to our revenue from the subscribers to our pay television business Canal+.

Our revenue from subscribers increased by 2.2% from 2011 to 2012, from € 887 million to €907 million. This improvement was due to the increase in the average satellite ARPU (€42.6 in 2012, above the €41.1 in 2011), compensated with the fall in the number of satellite subscribers.

Revenue from subscribers decreased by 2.8% from 2010 to 2011, from €913 million to €887 million. This fall was due to a smaller number of satellite subscribers (especially in Q2 and Q4, in which there was a weaker Christmas campaign and Canal+ suffered the impact of the FTA broadcasting of football matches such as the Real Madrid–FC Barcelona), by slight variations in ARPU and by the impact of changes in the commercial model of iPlus.

In 2012, net subscribers grew by 2,514 (compared to a growth of 53,858 in 2011). The lower growth was mainly due to the worsening of the economic situation, unemployment growth, and the VAT increase. The number of satellite subscribers fell by 36,374 during the year (compared to a fall of 16,671 in 2011). Net subscribers from other platforms grew by 38,888 (compared to a growth of 70,529 in 2011). The number of subscribers with iPlus and Multiplus grew at a good pace: as at December 2012 the number of subscribers with iPlus stood at 587,331, which implies a growth of 84,129 compared to December 2011, and a penetration of 34.2% (compared to the 28.7% as of December 2011). As for Multiplus subscribers, in December 2012 they reached 244,851, which imply a penetration of 14.2%, above the 13.6% as at December 2011.

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

Revenues from net subscribers from other platforms are registered under “Sales of audiovisual rights and programs”.

Advertising sales and sponsorship

The table below provides a detailed breakdown of our advertising revenue by line of business for fiscal years 2012, 2011 and 2010.

	FY2012	FY2011	% Change FY’11 to’12	FY2010	% Change FY’10 to’11
	(thousands of euros)
Audiovisual	133,099	153,554	(13.3%)	166,799	(7.9%)
Prisa Televisión	22,233	16,478	34.9%	17,182	(4.1%)
Media Capital	110,866	137,076	(19.1%)	149,617	(8.4%)
Radio	308,975	325,609	(5.1%)	342,936	(5.1%)
Radio in Spain	169,660	204,372	(17.0%)	225,037	(9.2%)
International radio	139,167	120,835	15.2%	114,607	5.4%
Music	226	633	(64.3%)	3,448	(81.6%)
Consolidation adjustments	(78)	(231)	(66.2%)	(156)	(48.1%)
Press	117,405	147,845	(20.6%)	172,771	(14.4%)
El País	82,948	107,556	(22.9%)	126,271	(14.8%)
AS	19,103	20,358	(6.2%)	23,747	(14.3%)
Cinco Días	6,711	8,111	(17.3%)	8,736	(7.2%)
Magazines	8,792	12,230	(28.1%)	14,275	(14.3%)
Consolidation adjustments	(149)	(410)	63.7%	(258)	(58.9%)
Digital	724	2,203	(67.1%)	890	147.5%
Other	65	57	14.0%	292	(80.5%)
Consolidation adjustments	(6,900)	(9,205)	25.0%	(9,986)	(7.8%)
Total	553,368	620,063	(10.8%)	673,702	(8.0%)

Our advertising revenue decreased by 10.8% from 2011 to 2012, from €620 million to €553 million and represented 20.8% of total revenue in 2012 (22.8% in 2011). Latin American advertising grew +14.9% (25.4% of all advertising revenues). The advertising market in Spain and Portugal (in Radio, TV and written press) continued showing significant falls during 2012, in a negative economic environment in which consumption decreases continued accelerating. Advertising revenues in Iberia fell by 17.1% year on year and accounted for 15.5% of consolidated revenues.

Radio revenue decreased by 5.1%, mainly due to lower advertising revenues in Spain (-17.0%) which was partly offset by strong growth of advertising revenues in Latam (+15.2%). Advertising revenue grew in Colombia (+19.6%), Chile (+11.7%), and Mexico (+12.3%).

Press revenue decreased by 20.6% (El País -22.9% and AS -6.2%). Advertising in written press fell by 26.5%. Revenues on digital advertising grew by 17.9% in 2012 and represented 19.8% of total advertising revenues in this division.

Total advertising revenues coming from our Digital activity increased by 15.1% in 2012 and reached €34.5 million. The Press business grew 17.9%, as.com increased its advertising revenues by 11.3%, and ElPais.com increased by 20.0%. Radio increased by 38.9%.

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

Sales of books and training materials

Revenue from the sale of books and training materials reached €719 million in 2012;  3.0% growth versus 2011.

As for the geographical contribution, we would highlight:

-
Growth in the Northern Area (+17.6%), with strong improvements in practically all the countries where Santillana is present: Mexico (+16.3%) (14.8% in local currency) due to good performance of Education Systems (+96.2%) (80.1% in local currency), Ecuador (+24.3%) (12.9% in local currency), Puerto Rico (+34.3%) (19.9% in local currency), Dominican Republic (+44.3%) (35.4% in local currency) and USA (+42.7%) (29.6% in local currency). Venezuela showed some signs of weakness but stood flat compared to 2011 (1.8%), but showed an important improvement in the fourth quarter standalone compared to the first nine months of the year.

-
The Southern Area of Latin America remained flat (+1.6%) with the negative consequences of the Education cycle in Brazil (-16.7%) (-11.4% in local currency), offsetting a solid performance of most countries: Argentina (+21.0%) (23.4% in local currency), Central America (+25.4%) (20.2% in local currency), Colombia (+11.5%) (1.1% in local currency), Peru (+133.0%) (121.7% in local currency), Bolivia (+16.3%) (11.3% in local currency), Uruguay (+22.2%) (18.1% in local currency) or Chile (+19.9%) (13.5% in local currency).

-	Spain saw its revenues fall by 8.9%, including a fall of revenues in Education (-5.4%) and a fall of 23.6% in Ediciones Generales (General Publishing).

Revenue from the sale of books and training materials increased by 11.5% from 2010 to 2011, from €626 million to €698 million.

All the Southern Area countries (which grew by 19.5%) registered strong growth in their educational campaigns: Brazil (23.2%) (22.1% in local currency), Argentina (17.2%) (30.4% in local currency), Colombia (12.2%) (12.0% in local currency) and Chile (11.8%) (7.3% in local currency).

In the Northern Area, Mexico increased its revenues from the sale of books by 17.6% (22.4% in local currency) and Venezuela by 27.9% (26.0% in local currency). In Spain, revenues from the sale of books declined by 3.0% in 2011, which resulted from the weakness of Ediciones Generales (general publishing) down by 31.7%, mostly offset by the strong Education campaign in Spain (7.5% in 2011).

In 2011 revenues from institutional sales increased 22.3% and regular sales increased 8.5%.

Newspaper and magazine sales

The table below presents detailed circulation statistics for each of our three principal newspapers for the years 2010 through 2012:

	FY 2012	FY 2011	% change	FY 2010	% change
El País	324,814	365,118	(11.0%)	370,080	(1.3%)
AS	180,014	198,758	(9.4%)	211,553	(6.0%)
Cinco Días	31,120	31,327	(0.6%)	31,337	(0.0%)

Source: OJD. Unaudited OJD as of November 2012 and internal sources

Revenue from newspaper and magazine sales decreased by 13.3% from 2011 to 2012, from €169 million to €146 million; and by 6.5% from 2010 to 2011, from €180 million to €169 million. The declines in revenue during these periods resulted from a decrease in sales that affected the overall traditional print business.

Circulation in El País fell by 11.0%, AS fell by 9.4% and Cinco Días by 0.6%. In addition to the weakness in circulation shown by the written press sector, circulation at El País during 2011 was supported by a promotion which has not taken place in 2012.

El País saw its circulation figures in 2011 decline by 1.3% (compared to the 5.5% fall in 2010), AS’ circulation fell by 6.0% (compared to a 1.7% fall in 2010), and Cinco Días saw its circulation remain stable (compared to a 6% fall in 2010).

Sales of add-ons and collections

Revenues generated by the sale of add-ons and collections include sales items and additional products, such as books, CDs or DVDs, sold with our newspapers. These items are occasionally provided at no cost to the consumer.

Revenue from add-ons decreased by 11.4% from 2011 to 2012, from €23 million to €21 million, and by 25.2% from 2010 to 2011, from €31 million to €23 million. The market of add-ons and collections is currently saturating due to the fact that all newspaper offer similar promotions.

Sales of audiovisual rights and programs

Our revenues generated by the sale of audiovisual rights and programs increased by 42.3% from 2011 to 2012, from €88 million to €126 million mainly due to the revenue derived from football rights multi-distribution agreements with other operators (See Item 4B “Our Business”).

Audiovisual production revenues remained stable at €88 million in 2011 compared to 2010.

Other services

Revenue from other services increased by 3.1% from 2011 to 2012, from €118 million to €121 million; and decreased by 9.9% from 2010 to 2011, from €131 million to €118 million.

Other services mainly include revenues generated by e-commerce, call tv,  services of telephone marketing, organization of events and printing services  since April 1, 2012 as Dédalo started to fully consolidate.

Income from fixed assets

No material income from the sale of noncurrent assets was generated during 2012.

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

Operating expenses

Our operating expenses including depreciation and amortization (€2,840 million) increased by 2.9% compared to 2011.The comparison of 2012 and 2011 was affected by important items such as redundancies due to the efficiency plans undertaken since December 2010 for an amount of €52 million (compared to a €77 million 2011), the provision related to the ONO agreement (€54 million), the consolidation of Dédalo through Global Consolidation since April 1, 2012 (previously accounted for under the equity method) for amount of €18 million and goodwill impairment charges for amount of €301 million (compared to a €253 million in 2011). Excluding these items, our total expenses would have decreased by 1.2%.

In 2011 operating expenses including depreciation and amortization reached €2,760 million compared to €2,487 million in 2010, an 11.0% increase.

Similar to in 2012, the comparison of 2011 and 2010 expenses was affected by some items recorded in both 2011 and 2010. In 2011, this items for expenses corresponded to redundancies from the efficiency plan which hawse have undertaken since December 2010 as well as other items such as the FC Barcelona decision. In 2010 these items mainly related to renegotiations with suppliers which were recorded in the Audiovisual division. Excluding this effect, our total expenses would have decreased by 0.7%.

Cost of materials used

Cost of materials used mainly includes the cost of audiovisual rights and material for printing activities.

In 2012, cost of materials used (€889 million) increased by 7.9% compared to 2011. Cost of materials used decreased by 1.8% from 2010 to 2011, from €839 million to €824 million.

In 2012, with the new agreement for the exploitation of football rights there was an increase in the cost of football rights for Canal+ mainly due to increased costs derived from the agreements signed with the football clubs for the coming three seasons, and the new method of commercialization which includes distribution to third parties and higher exclusivity (See Item 4B “Our Business”).

Staff costs

The table below sets forth staff costs for fiscal years 2012, 2011 and 2010.

	For the Years Ended December 31,
	2012	2011	2010
	(thousands of euros)
Wages and salaries	443,838	483,272	477,213
Employee benefit costs	89,243	93,667	94,524
Termination benefits	52,098	77,213	1,055
Share-based payment costs	—	—	—
Other employee benefit costs	19,778	20,170	19,289
Total	604,957	674,322	592,081

We have been undertaking an efficiency plan with the goal of right-sizing the Group, rationalizing resources, and homogenizing and centralizing Group-wide processes. This restructuring plan involves a range of measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

In 2012, redundancies reached € 52.1 million (€77.2 million in 2011), the contribution by business area was Audiovisual: €1.9 million (€18.9 million in 2011), Education: €2.9 million (€3.5 million in 2011), Radio: €8.7 million (€35.4 million in 2011), Press: €29.3 million (€14.8 million in 2011) and Others: €9.3 million (€4.6 million in 2011).

Outside services

The table below sets forth outside services for fiscal years 2012, 2011 and 2010.

	For the Years Ended December 31,
	2012	2011	2010
	(thousands of euros)
Independent professional services	130,414	174,877	170,877
Leases and fees	136,345	138,195	126,075
Advertising	99,080	114,768	111,935
Intellectual property	59,774	67,899	55,054
Transport	56,947	63,913	68,919
Other outside services	260,417	229,161	261,640
Total	742,977	788,813	794,500

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	For the Years Ended December 31,
	2012	2011	2010
	(thousands of euros)
Provision for bad debt	80,563	27,947	24,744
Change in inventory write-downs	20,016	16,723	12,480
Change in provision for sales returns	(385)	501	(14)
Total	100,194	45,171	37,210

In May 2012, the Group reached an agreement with Cableuropa, S.A.U. (ONO) pursuant to which €54 million was recovered by the Group (half of the total €108,748 thousand paid) which settled the litigation that Prisa had with ONO (see Item 8A “Consolidated Statements and Other Financial Information”). As a consequence of this deal, we recorded the same amount under the “Changes in allowances, write-downs and provisions” which corresponds to the amount that was not recovered.

Impairment of goodwill

In 2012, we recorded €301 million for goodwill impairments which corresponded mainly to the DTS goodwill impairment. This impairment was due to the worse economic environment, the decrease in the Pay TV market in general, the VAT increase, and the change in the commercialization model of football (whose incremental costs we will seek to offset with revenues from multi-distribution agreements and market growth), that imply that more time will be necessary to reach the targeted level of subscriber base implicit in the profitability plan of the company.

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

Profit from operations (EBIT)

Profit from operations reached a loss of €175 million compared to a loss of €36 million in 2011. The EBIT margin was -6.6% compared to -1.3% in 2011.

In Audiovisual, EBIT decreased by 46.3%, with a margin of 5.2% mainly due to the  provision related to the ONO agreement. In Education, EBIT improved by 3.8% with a margin of 14.7%. In Radio, EBIT decreased by 7.0%, with a margin of 6.8%. In Press, EBIT reached a loss of €52.65 million compared to a profit of €16.48 million in 2011, mainly due to redundancies.

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

In 2012, our Adjusted EBITDA was €427 million, a decrease of 2.3% compared with the previous year.

In Audiovisual, Adjusted EBITDA decreased by 0.7% with a margin of 18.5%. In Education, Adjusted EBITDA increased by 8.2% with a margin of 25.1%. In Radio, Adjusted EBITDA increased by 5.3% with a margin of 15.9%. In Press, Adjusted EBITDA decreased by 134.4% with a margin of -4.4%.

In 2011, Adjusted EBITDA was €437 million, a decrease of 26.7% mostly due to the items described above.

In Audiovisual, Adjusted EBITDA decreased by 24.0% with a margin of 18.9%. In Education, Adjusted EBITDA increased by 2.3% with a margin of 23.6%. In Radio, Adjusted EBITDA decreased by 52.2% with a margin of 13.7%. In Press, Adjusted EBITDA decreased by 30.8% with a margin of 10.3%.

Net financial results

In 2012, financial results improved by €21.06 million  (-10.8%), mainly due to the fall of interest on debt of €11.02 million (8.8%). Additionally, as a consequence of the elimination of the obligation to pay in cash the preferred dividend of the non-voting B shares, the financial liability recognized in relation with that obligation was reclassified to share premium in June, 2012. Consequently in 2012 there were lower financial expenses registered for the update of that liability compared to 2011.

In 2011, net financial results amounted to an expense of €195 million, compared to €159 million in 2010. This result included €125 million of interest on debt and other financial results as the expenses generated from updating the liability registered for the present value of the dividend owed to holders of the convertible non-voting shares.

Result of companies accounted for using the equity method

In 2012, result of companies accounted for using the equity method include the estimate of the 17.34% net result of Mediaset España, as well as the results of V-Me, Le Monde and distributors.

In 2011, result of companies accounted for using the equity method mainly included our 17.34% share in the result of Mediaset España, as well as the results of the Printing business and V-Me.

Income tax

Income tax provisions for 2012 reached an income of €20 million.

Income tax provisions for 2010 and 2011 amounted to an expense of €148 million and €73 million, respectively.

In 2011, the income tax expense includes a €183 million provision, which was recorded pursuant to prudential criteria, to face a probable unfavorable resolution in certain fiscal matters still under discussion, mainly the tax deduction for exporting activities. All the necessary legal processes surrounding these claims still remain open.

Results from discontinued activities

No material results from discontinued activities were generated during 2012 or 2011.

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

·
if it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.

·
if it is attributable to non-contingent liabilities, by recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.

·	if it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

·	the remaining amount is recognized as goodwill.

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

We consider the business lines described below as our primary cash generating units for purpose of goodwill allocation. The business lines were established on the basis of our organizational structure at 2012 year-end, taking into account the nature of the goods and services offered and the customer segments at which they are targeted.

Our operations are divided into four main businesses:

●	Audiovisual, which derives revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;

●	Education, which includes primarily the sale of general publishing, educational books and education system;

●	Radio, which includes primarily the broadcasting of advertising and the organization and management of events and the provision of other supplementary services; and

●	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and distribution.

Details, by business segment, of the goodwill relating to our fully and proportionately consolidated companies and of the changes therein in 2012 are as follows.

	Balance at 12/31/11	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/12
	(thousands of euros)
Radio	157,205	(449)	(6,955)	-	149,801
Education	73,671	20,167	-	-	93,838
Audiovisual(1)	3,408,469	-	(294,327)	(3,796)	3,110,346
Other	5,732	-	-	-	5,732
Total	3,645,077	19,718	(301,282)	(3,796)	3,359,717

(1)	Includes the goodwill of Prisa Televisión and Media Capital.

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

The remainder of the goodwill balance has been allocated mainly to a number of cash-generating units that coincide with separate legal entities and that have been tested for impairment individually or in groups of entities. The distribution of these individual cash-generating units/entities by operating segments is as follows:

·
The “Radio” operating segment includes the following cash-generating units/entities: GLR Chile Ltda. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes), Sistema Radiópolis, S.A. de C.V. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes) and Prisa Radio, S.L. (this entity has a number of cash-generating units in Spain that have been grouped for impairment test purposes).

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

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2012 the rates used ranged from 7.2% to 15.4% depending on the business being analyzed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

If the recoverable amount of a cash-generating unit (group of cash-generating units) is less than its carrying amount, the carrying amount of the cash-generating unit (group of cash-generating units) will be reduced to its recoverable amount. That reduction is an impairment loss.

In case the goodwill of a company with minority interests was fully recognized in the consolidated financial statements of the parent company, the assignment of the corresponding impairment between the parent company and the minority interests is made in accordance with their participation in the profit and losses of the company, that means in accordance with the participation in the share capital of the company. In accordance with IFRS 3, the Group maintains 100% of the goodwill of the pay TV business, as sales of minority stakes in previous years did not imply a loss of control. Consequently, the Group takes into account100% of future cash flows of this business in the analysis of the goodwill impairment test and therefore the potential impairment of the goodwill will be assigned to the parent company (Prisa) and minority interests according with their stakes in DTS share capital, as there is no goodwill corresponding to minority interest not recorded in the consolidated financial statements of the Group.

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

Prisa Televisión

According to five-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from Prisa Televisión’s business (84.6% of the total in 2012). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. In addition, DTS signed content distribution agreements in 2012 with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms.

Based on the marketing of new pay channels (e.g. soccer, bullfighting), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa Televisión is projecting growth in its revenue.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the initial increase in costs related to the change in the soccer model for the next seasons. Our estimates of operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

Media Capital

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share- management predicts growth, albeit small, in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market – management has adjusted its projections for the advertising market to the new macroeconomic environment in Portugal. Consequently, it has estimated a lower market base following the drop in advertising in recent years and modest growth from 2014, in line with the trends highlighted in outside studies.

Results of the impairment tests

- Prisa Televisión

In 2012, operating indicators for Prisa Televisión’s audiovisual business were affected by a number of factors, mainly the change in the model for marketing soccer for the coming seasons. The new agreement entails high quality pay TV content at the expense of free-to-air broadcasts of soccer matches, which in the medium term should boost penetration of the pay TV service in Spain.

However, it will take some time to absorb the initial increase in costs related to the new soccer model. These incremental costs will be offset by a combination of the wholesale of soccer broadcasting rights to other pay TV operators and a gradual increase in the customer base.

Meanwhile, the economic downturn and decline in demand in Spain, coupled with the increase in the VAT for pay TV from 8% to 21%, have hurt subscriber numbers, meaning it will take longer to reach the subscriber base targets implied in the profitability plan for the new soccer model.

As a result, we recorded an impairment loss of €294 million.

-	Media Capital

In 2011, it is clear that the economic situation in Portugal has not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it has also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of €219 million was recognized on the accompanying consolidated income statement. At December 31, 2012, the carrying amount of Media Capital’s goodwill was similar to its value in use.

In 2010, an impairment loss of €50 million was recognized on the accompanying consolidated income statement for Media Capital’s goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

-	Other impairment tests

In 2012, owing to the struggles of the music and record industry in general, an impairment of €5,955 thousand was recognized on RLM, S.A. and Merchandising On Stage, S.L.’s goodwill in the accompanying consolidated income statement.

In 2011, due to new management model of advertising commercialization and the general difficulties in the advertising market, an impairment loss of €33,944 thousand was recognized on the accompanying consolidated income statement for Prisa Brand Solutions’ goodwill.

According to available estimates and projections, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2012 and 2011 may be recovered.

Sensitivity to changes in key assumptions

- Prisa Televisión

Due to the impairment of goodwill recognized during 2012, the carrying amount is quite similar to value in use.

In case objectives underlying the business plan elaborated by the managers were to take place with a delay of two years, considered in addition to the delay already included in the business plan that lead to register the impairment this year, impairment would increase by €127 million.

Additionally, an adverse change in key valuation assumptions individually considered might lead to recognition of impairment at a later date. Specifically, a 5.0% decrease in ARPU for the following five years would generate an additional impairment of goodwill of approximately €144 million. For a 5.0% decrease in subscriber numbers for the following five years, impairment would increase by €99 million. A 0.5% increase in the discount rate would lead to additional impairment of €258 million.

- Media Capital

In order to determine the sensitivity of value in use calculations to changes in the key assumptions, an analysis was carried out on the following changes in the key assumptions without producing additional impairment losses on the goodwill allocated:

-	Increase of 0.5% in the discount rate.
-	Decrease of 0.5% in the expected growth rate from the fifth year.
-	Decrease of 1% in advertising share.

Deferred Taxes

Deferred tax assets arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases, as well as non-deductible costs which will be deductible later on. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

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

Among the deferred tax assets the most significant amounts correspond to (i) tax credits arising from tax losses, (ii) tax credits for investments and (iii) arising from restrictions on the deductibility of financial expenses from Prisa’s tax consolidation group, Prisa Radio’s tax consolidation group and DTS Distribuidora Televisión Digital, S.A.’s tax consolidation group. These deferred assets were recognized in accordance with the criteria set forth in valuation regulations.

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

The following table shows the origin and amount of the deferred tax assets recognized at 2011 and 2012 year-end.

DEFERRED TAX ASSETS ARISING FROM
	12/31/2012	Additions	Transfers	Disposals	12/31/2011
Advance Payment Tax Assessments	26,532	26,532	-	-
Non-deductible financial expenses	13,209	13,209	-	-
Non-deductible provisions	12,298	11,107	-	(3,247)	4,438
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	906,126	98,948	(12,017)	(3,435)	822,630
Unused tax credits recognized	345,593	37,501	-	(8,494)	316,586
Other	40,074	7,265	12,017	(2,211)	23,003
Total	1,343,869	194,562	-	(17,387)	1,166,694

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2010
Non-deductible provisions	4,438	2,218	-	(6,623)	8,843
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	44,386	12,936	(4,109)	769,417
Unused tax credits recognized	316,586	83,280	(121)	(10,886)	244,313
Other	23,003	13,218	(12,815)	(820)	23,420
Total	1,166,694	143,102	-	(22,438)	1,046,030

Our management has expects that the Prisa Televisión Group will increase taxable profit in the medium term which will enable the recovery of the tax assets recognized by the Prisa Televisión Group.

The Supreme Court petition for review concerning the determination of income tax for 2001 was initially denied leave to proceed on purely formal grounds, and we booked a provision for €183 million in case of an unfavorable court ruling for the items in question, largely the export tax credit, within the proceedings in progress in relation to the tax audits. In 2012, given that the Supreme Court petition for 2002 was denied leave to proceed, we did the same and booked an additional provision of €6.7 million.

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

·	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

·	Acquired series broadcasting rights: the cost of these rights is taken to income on a straight-line basis over the various showings.

·	Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2.	Broadcasting rights for free-to-air television channels: mainly broadcasting rights acquired from third parties; they are taken to income in accordance with the number of showings.

Obsolete, defective or slow-moving inventories are reduced to their realizable value.

We assess the net realizable value of the inventories at the period end and recognize the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

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

Significant Changes in Accounting Policies

In 2012, the following amendment to accounting standard came into force which, therefore, was taken into account when preparing the accompanying consolidated financial statements:

·	Amendment to IFRS 7- Financial Instruments: Disclosures – Transfers of financial assets

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2012.

At December 31, 2012, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
Amendment to IAS 1	Presentation on other comprehensive income	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Measuring fair value	January 1, 2013
IAS 27 (Revised)	Individual financial statements	January 1, 2013
IAS 28 (Revised)	Investments in associates and joint ventures	January 1, 2013
IFRIC interpretation 20	Stripping costs in the production phase of a surface mine	January 1, 2013
Amendment to IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	January 1, 2013
Amendment to IAS 12	Income Tax - Deferred tax in connection with investment property
Amendment to IFRS 7	Disclosures - Offsetting financial assets and financial liabilities	January 1, 2013
Amendment to IAS 32	Presentation - Offsetting financial assets and financial liabilities	January 1, 2014
IFRS 9	Financial Instruments: Classification y valuation	January 1, 2015
Improvements to IFRSs	Cycle 2009-2011	July 1, 2013
Transition Guidance	Amendments to IFRS 10, IFRS 11 and IFRS 12	January 1, 2013
Investment Entities	Amendments to IFRS 10, IFRS 12 and IAS 27	January 1, 2014

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

The directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

Cash Flow Analysis

The following table presents consolidated cash flow information for the periods ended December 31, 2012, 2011 and 2010. Positive values refer to cash inflows, and negative values refer to cash outflows.

	For the Years Ended December 31,
	2012	2011	2010
	(thousands of euros)
Cash flow from operating activities	250,395	269,219	271,835
Cash flow from investing activities	(162,786)	(244,649)	(129,904)
Cash flow from financing activities	(73,809)	(176,371)	4,946
Effect of foreign exchange rate changes	1,302	4,971	15,301
Change in cash flows in the year	15,102	(146,830)	162,178

The decline of the advertising market in Spain and Portugal in 2012 negatively impacted our Press and Radio businesses in Spain and our free-to-air TV operations in Portugal, both in terms of operating margins as well as cash position, given the significance of fixed costs for these businesses and in spite of the frequent adjustments made to the cost base. Main market sources point to further falls in the advertising market in Spain and Portugal for 2013, which would lead to additional deterioration of margins and cash generation. If we are not able to generate positive short term cash flow, we may be forced to sell assets or seek additional equity or debt capital (see “Key Information—Risk Factors”).

Cash flow from operating activities

Our cash flow from operating activities decreased by 7.0% to €250 million in 2012, from €269 million in 2011. In 2011, the decrease was 1.0%, from €272 million in 2010.

The following table sets forth information regarding changes in working capital for the periods ended as of the dates indicated.

	For the Years Ended December 31,
	2012	2011	2010
	(thousands of euros)
Changes in working capital	(80,341)	(77,855)	(181,017)
Inventories	11,030	(17,658)	21,051
Accounts receivable	(55,904)	(81,213)	(92,651)
Accounts payable	(71,899)	(82,750)	44,250
Other current assets	36,432	103,766	(153,667)

Working capital in 2012 was due mainly to Santillana (due to Education campaigns mainly in Brazil) and Canal+ (mainly due to the new football agreements, both for the Spanish Liga and the Champions League), partially offset by the positive impact of the ONO agreement.

In 2011, the investment in working capital of €78 million included payments of €51 million to ONO, €16 million for the canon to the Spanish Public TV and €9 million to the Espanyol Football Club, as well as other delayed payments. Other current assets included cash outflows in 2011 to make payments with the cash excess received for the sale of assets in 2010, after completing the stipulated debt repayments.

In 2010, the change in working capital of €181 million was explained by the decrease in inventories due to Prisa Televisión, S.A.U. (€25 million), the increase in accounts receivable (€93 million) as the reduction in revenues and the increase in accounts payable (€44 million).

Tax payments amounted to €32 million in 2010, €53 million in 2011 and €39 million in 2012.

Cash flow from investing activities

In 2010, 2011 and 2012, capital expenditures totaled €206 million, €218 million and €169 million, respectively. In 2011, capital expenditures increased by 5.8% and included investments made in the Education area for the learning systems which Santillana is commercializing in Latin America and for digital developments. In addition, there were significant investments in the Digital area to create a digital multimedia platform. In 2012 our capital expenditure decreased by 22.6% mainly due to the minor investment in decoders (iplus) compensated with investments made for Santillana in digital developments and learning systems. The Group is optimizing the levels of investment on capital expenditures in order to rationalize resources.

Our main financial investments in the period from 2010, 2011 and 2012 relate to the acquisition of equity investments in various companies, particularly V-me. Although we made an initial investment in V-me in 2009, the investment included no cash consideration. In 2010, we increased our interest in V-me to 32.95%, to 40.87% in 2011 and to 48.28% in 2012. We account for the investment using the equity method since 2010. Currently, this investment is fully provisioned.

The funding schedule in V-me established in the purchase agreement of March, 2010 was renegotiated in December 2011, maintaining the total investment committed in that moment. This funding schedule established an additional $3 million cash contribution in 2013. At that moment the Group would hold a 53% of the company.

In March 2013, the stake of Promotora de Informaciones, S.A. in V-me capital has been transferred to Prisa Television, S.A.U. Likewise, Prisa Television’s financing commitments before V-me under the funding schedule have been modified, liberating Prisa Television from any such obligations (which amounted to $2 million at that moment). There has also been a capital increase in V-me that has diluted Prisa Television’s stake to 31.9% of V-me capital and  Prisa Television is currently involved  in advanced  negotiations to sale its stake in V-me.

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

In 2012, cash flow from investing activities included dividends received amounting to €11.0 million mainly corresponding to the 17.3% stake in Mediaset España.

Regarding Le Monde Libre, in the agreement signed with shareholders of the holding company which controls this newspaper, we have assumed obligations for the future (after having paid an additional amount of approximately €2.5 million in 2012) which could result in additional contributions of €11million.

Cash flow from financing activities

In 2012, cash flow from financing activities included a €150.0 million cash inflow corresponding to the exercise of 75 million warrants at a strike price of €2 each. €100million of the proceeds from this capital increase were used to repay our syndicated loan with the remainder retained for working capital purposes.

It also included the issuance of a mandatorily convertible bond in July, 2012 amounting to €434.0 million euros in two tranches: €334 million subscribed by creditor banks via the cancellation of financial debt and €100.0 million paid in cash by Telefónica. Consequently the impact of this bond issuance in the cash flow from financing activities on a net basis is €100.0 million.

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

Cash flow from financing activities also included dividend payments to third parties amounting to €25.7 million in 2010, €83.0 million in 2011 and €80.7 million in 2012. The increase in 2011 was due to the payment of dividends to third parties by the Canal+ business and the increase in dividends paid to DLJ (corresponding to the dividend accrued for twelve months compared to nine months in the previous year, as the sale of a 25% stake of the company took place as of April, 2010). Additionally, Prisa paid dividends to the holders of Class B shares amounting to €6.4 million (corresponding to the amount accrued for the month of December, 2010 and the corresponding dividends paid as a consequence of the conversion into ordinary shares).

Interest payments totaled €125 million in 2010, €124 million in 2011 and €105 million in 2012, resulting both from changes in interest rates and changes in our debt levels (relating to the aforementioned transactions).

Capital Management Policy

The principal objective of the Group’s capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the Company. Therefore, in 2012 the Group adopted further measures to restructure its financial debt and strengthen its capital structure.

The net financial debt/Adjusted EBITDA ratio as of December 31, 2012 was 6.88 times (6.3 times as of December 31, 2011; 4.9 times as of December 31, 2010).

Liquidity Risk

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2012 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; or earlier when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlyings calculated based on the interest rate curves at the end of 2012.

Maturity	(thousands of euros)	Floating Euribor rates

Within 3 months	121,104	0.10%
From 3 to 6 months	79,025	0.10%
From 6 to 9 months	53,619	0.12%
From 9 to 12 months	32,943	0.15%
From 1 to 2 years	1,405,750	0.30%
From 2 to 3 years	1,509,031	0.65%
After 3 years	13,986	1.57%
Total	3,215,458

Share Options

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to €89 million was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below € 2. At December 31, 2012, the fair value of this liability stands at €26million (2011: €75 million) and is recognized under “Non-current financial liabilities” in the accompanying consolidated balance sheet. The Black-Scholes Method was used to determine fair value.

Other share options

At December 31, 2012, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa’s ordinary shares, was zero (2011:€2 million).

Bank Borrowings

Details of our bank borrowings, credit limits and scheduled maturities as of December 31, 2012 are set forth in the table below.

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
	(thousands of euros)
Syndicated loan and credit facility to Prisa	2014	1,282,544	-	1,282,544
Bridge loan to Prisa	2015	1,340,882	-	1,340,882
Syndicated loan and credit facility to Dédalo	2015	80,400	39,790	40,610
Credit facilities	2013 – 2015	314,246	96,651	142,102
Loans	2013 – 2023	128,046	41,548	86,498
Finance leases, interest and other	2013 – 2015	-	28,232	18,540
Loan arrangement costs	2013 – 2015	-	(754)	(44,390)
Total		3,146,118	205,467	2,866,786

Of the total bank borrowings at December 31, 2012, 98.40% were denominated in euros (98.92% at December 31, 2011) and the remainder in foreign currencies.

The average interest rates on the Group’s bank borrowings were 3.34% in 2012 and 3.66% in 2011.

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

In January 2012, with the proceeds from the capital increase €150,000 thousand €100,000 thousand of the Syndicated Loan was repaid (see Item 5B. “Liquidity and Capital Resources- Cash analysis”). The remainder of outstanding loan at December 31, 2012 amounted to €1,282,544 thousand.

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

On July 18, 2008, the Parent signed the renewal of the bridge loan amounting to €1,948,935 thousand until March 31, 2009. In August 2008, €113,098 thousand of this bridge loan were repaid.

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

In July, 2012, €200,000 thousand was paid with proceeds from the issue of bonds mandatorily convertible into Class A shares (€434,000 thousand) (see Item 5B. “Liquidity and Capital Resources- Cash analysis”),leaving a debt of €1,340,882 thousand.

Subordinated credit facility-

On December 20, 2007, the Parent arranged a subordinated credit facility of €200,000 thousand bearing interest at a market rate.

The balance drawn down at December 31, 2011 was €134,000 thousand, which is the definitive amount of this credit facility after Prisa requested a reduction in its limit.

This facility was paid in July 2012 with proceeds from the issue of bonds mandatorily convertible into Class A shares (see Item 5B “Liquidity and Capital Resources- Cash analysis”).

At year-end 2012, the syndicated loan and credit facility, the bridge loan, some bilateral loans and counterparties of are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L. and Vertix, SGPS, S.A.

In 2010, the Parent pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The syndicated loan and credit facility, and the bridge loan establish that Grupo Prisa must comply with certain financial ratios which were renewed on December 26, 2011 in order to adapt them to the Group’s new financial position. The Group’s directors consider that the covenants established in these contracts were fulfilled at December 31, 2012.

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

·
The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the milestones for the bridge loan are met. As indicated previously, this bridge loan was paid off in July 2012.

·	Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.

·	Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

C.	Research and Development, Patents and Licenses

Our audiovisual business, through Prisa Televisión, S.A.U., is constantly adapting its services and processes to new technologies, in collaboration with its technological suppliers, to be at the forefront in providing services to its subscribers and customers at all times. Accordingly, in 2007, Canal+ began selling state-of-the-art iPLUS digital set-top boxes exclusively for its subscribers, which can store hours of programming, and which offer a superior Canal+ electronic programming guide (EPG service) and DTT access. It has also pioneered high-definition broadcasts with Canal+HD, the first high-definition television channel in Spain which can be viewed using the iPLUS set-top box.  In recent months it has launched new channels. Innovation in this area continued throughout the year with 3D broadcasts of major events, and more recently, the distribution of content for iPads, iPhones, and computers which will be extended to other devices in the future. Subscribers can now use these devices to directly receive the signal of several channels and access a content catalogue.

We are also constantly adapting applications and management processes to changes occurring in the Group businesses and technological changes. The Group participates in and is a member of various international and domestic associations and forums which enable it to identify any improvements or opportunities to innovate and develop its services, processes and management systems. The Group has also signed an agreement with CISCO to  provide iplus decoders.

Our Press division has focused almost all its research and development activity in the digital area and in ElPais.com and As.com, developing and incorporating the appropriate technology so that the consumer was able to have access to the best information and contents through all digital devices (web, mobile and tablets). Consequently, in 2012 a total renewal of the different web sections of El País was undertaken. The number of downloads of mobile applications of ElPais.com in 2012 was over two million and 927,000 in as.com. Regarding connected TV applications for Smart TV of AS and EL PAÍS are noteworthy and in February 2013 there were over 600 thousand downloads to LG and Samsumg models. Prisa also participates in the European Project Smart City to create real online news channels. The platform EL PAÍS Eskup is used in Santander city, integrated with cameras and microphones.

Turning to our radio business, work continued in 2012 on developing apps for all smartphones and tablets on the market (IOS for iPhone and iPad, Android, BlackBerry and Windows 8).  There are currently over 36 apps for Spain and Latin America, some of which can be used in various countries such as W Radio or Los 40 and which offer users the chance to listen to both talk stations such as Cadena SER, Caracol and ADN and music stations.

During 2012 there were over 5.8 million downloads and users listened to over 50 million hours.

The RadioAdventure project which began in 2011 with the program “La Mar de Noches” as a pioneering radio project for WebTV continued in 2012, offering programs such as “Yu, No te lo pierdas” for Los 40, “Eurocopa 2012” for Cadena SER and “El Mañanero” for W Radio México.  “La Mar de Noches”, which is broadcast on Thursdays, also continues to enjoy high audiences.

Following the acquisition of the music streaming platform Yes FM, the Group now offers new music content including streaming from car radios.  This is still an RDI product for manufacturers and operators in the Spanish market although it has previously been trialed in the US. Prisa Radio aims to participate as a content generator.

Various tests have also been carried out on mobile units using IP technology which will be rolled out in the future. Users with tablets with GPRS, 3G and Wifi connection and apps to edit audio and video are now themselves becoming journalists as they are able to produce multimedia content.

In education, we have also continued working on incorporating new technologies into content development. The most significant initiatives were:

·
The creation of a teachers’ social networking site, IneveryCREA. This site, which is aimed at the entire Latin American K-12 teaching community, facilitates the exchange of ideas and the dissemination of best practices and classroom experiences.  It serves as a point of contact between the publisher and teachers by applying the most advanced web2.0 technology (semantic web, data structuring, linking of open source content).

·
The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market).  Both products join Santillana’s digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana’s new line of strategic growth, Sistema UNO Internacional and Santillana Compartir.

·
In addition, work continues on developing digital-format educational materials and books for students and teachers. In nearly every country where it operates, we have moved to the forefront of this type of developments with its digital book becoming a standard bearer in the market.  Also, part of the Sistema UNO platform’s catalogue has been designed using iBooks author by Apple.

·
The General Editions Digital Catalogue has been further expanded, in terms of both traditional mainstays as well as new books, for distribution through the Libranda digital distribution platform. Distribution agreements were also reached with major digital distributors. The digitization of Ediciones Generales’ content includes catalogs in Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

·
In 2012 we launched Edusfera, its digital education store, where users can directly access digital products by Santillana and Alfaguara Infantil. The entire digital product lines for the school textbook market and digital products for consumption in the home are incorporated.  Users can post recommendations, opinions and comments on Edusfera which also offers a secure purchasing channel with parental controls.

·
Production began on a pilot catalog in app format with products to be sold in mobile phone stores.  To date, nearly 100 apps have been published (in General Publications, Children’s Education and Languages). The “Pupitre” app, available from the Apple Store, was particularly successful with over 100,000 downloads.

·
Launch of a homework help site where users can resolve queries. “Tareas y Más” has over 6,000 resources, including 1,200 video-tutorials on basic concepts for math, physics, chemistry and language. This home initiative offers students between 10 and 18 study aids and supplementary help for concepts and skills. Students are also able to assess themselves using with the help of over 4,000 questions.

In addition, during 2012, Prisa Digital, S.L. has continued with its project to analyze user behavior when accessing and using multiplatform digital content as well as advanced technologies to identify, classify, integrate and offer semantic access to digital repositories in the cloud, as well as on integrating and applying new technologies to digital content distribution processes, developing smart and automatic solutions which permit personalized digital-content distribution through multiple channels.

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

We consider the following brands to be our most important: Prisa, El País, El País Digital, Cinco Días, AS, Plural, Canal+, TVI, Cadena SER, 40 Principales, Cadena Dial, Caracol Radio, Tropicana, Ke Buena, Santillana, Alfaguara, Richmond English and Sistema UNO.

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

Prisa is undergoing a different behavior between its activities in Spain and Portugal, which have suffered especially from the deterioration of the advertising market in a difficult economic environment, and its activities in Latin America which are showing strong growth and which already account for 45% of adjusted EBITDA. In this environment Prisa has continued undertaking a strong effort in cost reduction and improvement of its operating efficiency in all its business units.

The communication services sector is very sensitive to the evolution of the main macro-economic variables (GDP) and especially to the advertising cycle, which has accentuated its deterioration during 2012 in Spain and Portugal. Despite the fact that Grupo Prisa’s exposure to the evolution of the advertising market is limited given the diversification of its revenue streams (advertising revenues account only for 21% of all revenues), those businesses which are dependent on advertising have a large portion of fixed costs and the reduction of advertising revenues therefore has a larger impact in their operating result, leading to a deterioration of operating margins and cash position. Main market sources point to further falls in the advertising market in Spain and Portugal for 2013.

As a result of these trends, we have taken the following actions to allow us to respond flexibly and efficiently to changes in the business environment:

·	Focusing on businesses with higher growth potential.

·	Expansion outside of Spain and Portugal, specifically in Latin America.

·	Fostering and development of the digital business.

·	Implementation of cost-cutting programs, including restructuring of printed media, use of cross-selling models and multimedia advertising sales.

·	Approving several recapitalizacion transactions to improve the Group’s financial situation.

Focusing on businesses with higher growth potential

Prisa has solid businesses, which are more independent of the economic cycle, which continue to demonstrate their growth potential. Such is the case of the Education-Editorial business, which in 2012 represented 28% of the Group’s total revenues (26% in 2011, 23% in 2010). This business continues to show good growth potential ahead, especially in Latin America, where revenues have grown by 5.4%, despite 2012 being the lowest year in the education cycle in Brazil.

The development of new business lines since 2011, such as the design and commercialization of Education and teaching Systems, is being very successful and opens new growth perspectives in the education sector, especially in countries such as Colombia, Mexico and Brazil.

The other main source of growth for the Group in 2012 has been the Pay TV business; Canal+  whose revenues represented 41% of the consolidated revenues. Following the agreement signed in August 2012 for the exploitation of football rights of Spanish Liga (first and second division) and Copa del Rey for the coming three seasons, together with the Champions League rights which were acquired in February 2011, we believe Canal+ offers the best football content of its history.

The new agreement substantially has improved the quality of football content offered, has allowed exclusive multi-distribution of content through other pay TV operators, and has provided exclusivity in bars and public spaces. This agreement has led to a different commercialization of football rights compared to that of previous seasons.

Despite the above, during 2012 the key operating indicators of the business have been negatively affected by the weakness of domestic consumption in Spain, the VAT increase for Pay TV from 8% to 21%, and the change in the commercialization model of football content. Especially impacted have been the number of satellite subscribers (down by 36,364 in 2012), compensated by the good performance of subscribers from other platforms (which grew by 38,888 in 2012).

The new exploitation agreement implies an increase of costs which must be compensated going forward by the multi-distribution agreements and a necessary increase in the subscriber base. It is important to highlight that in this scenario, Canal+ has increased its market share by more than two percentage points, reaching 42% (according to internal estimates).

Expansion Outside of Spain

We enhanced our presence outside of Spain in 2012. This sector accounted for 34% of total operating income (revenues) (2011: 32%, 2010: 28%). We seek to continue our expansion outside of Spain in order to diversify country risk.

Latin American revenues showed an increase of 7.7% during 2012, accounting for 27% of total operating income (revenues) (2011: 24%, 2010: 20%), supported by the positive performance of the Radio business, with growth in all the countries where the company is present, and of the Education business, with growth in practically all the countries in which the Group is present, except Brazil, where 2012 was the low year of the Education cycle. Latin America EBITDA also showed an important growth, of 12.8% in 2012, accounting for 45% of total adjusted EBITDA (2011: 39%, 2010: 25%).

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

In connection with our ongoing strategic effort, we have taken the following steps:

●
In 2012, Prisa Televisión  consolidated its digital multi-devise experience of its satellite subscribers through Yomvi (explained below). Also, last November, Canal+ launched a new simple and competitive commercial offer, focused on the internet market, aiming at becoming a legal alternative to piracy. Yomvi  offers its clients a flat fee (clients can view as much cinema and series as they wish from the content included in their fee), “Taquilla” or pay-per-view content (clients can pay for what watch),  Live TV on Streaming and new football content which has been added in 2012. This offer is both online and multi-device.

●
Prisa Televisión launched Canal+ “a-la-carta” (VOD), making it possible to download Canal+ contents (movies, series, documentaries) in iPlus at the subscribers’ leisure, regardless of whether the show is currently being broadcast.

●
In 2011, Prisa Televisión launched a personalized TV platform through Yomvi, which allows the viewer to choose the Canal+ premium content he will watch (movies, series, documentaries, football), at his own preferred time and through the device of his choice (TV, computer, tablet or smartphone).

●
The websites of the main brands of our Radio business have been integrated into leading social networks, paving the way for new media communication for and between users, thereby strengthening brand loyalty.

●
The international radio presence has boosted the launch of new sites associated with brands, increasing the signal via streaming. Live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards were broadcast to 198,000 live participants with 514,000 viewers on TV (Divinity Channel).

●	In 2012, all the web pages of Prisa Press enjoyed significant increases in visitors. We highlight the stabilization of El País as absolute leader in its sector.

●
In June 2012, we launched El Huffington Post, born from an agreement between Prisa and AOL to create a place in the Spanish market where users will find the daily news as well as last minute newsflow, scientific, political, activist, cinema and other relevant blogs, from prestigious bloggers. El Huffington Post is present in a niche market, which is not occupied by other web pages, which is confirmed by the constant monthly growth in visitors.

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

●
The development of books and educational materials in digital format, designed for students as well as teachers. In almost all the countries in which we operate, we are leaders in this type of development. In 2011, Santillana launched the new Learning Systems (Sistema UNO Internacional), to help teachers and parents follow up on the progress of the students, in Mexico, where we believe it was very successful.. We launched Sistema UNO Internacional in Brazil and Colombia in 2012, with very good acceptance.

·
The evolution of Santillana’s  platform for Sistema Uno Internacional with its Learning Management System and its planning and management tools for schools, in 2012 included: Digital versions of General Editions, both editorial and new releases, for distribution on the Libranda digital distribution platform. In addition, distribution agreements were reached with Google, Barnes & Noble, Kobo, Overdrive, Baker & Taylor and Booquo. The launch of an internal pilot of Edusfera, the educational digital store of Santillana. The launch in Spain of Tareas y Más, a site with thousands of digital resources for the easy homework help. Contents are organized around three main subjects: Maths, Spanish as 1st Language, Physics and Chemistry. The launch in Spain of Santillana-Twig, a cobranded portal with one thousand science videos for secondary level students (Physics, Chemistry, Biology). InveryCREA, Santillana social network for teachers went on getting registered users in Spain and Argentina. Its technology was also used to create RED UNO, Sistema Uno Internacional social network.

●
In 2011, Prisa launched “Planeo”, a web based discount seller with offers in travel, health and beauty, restaurants and sports events in various different Spanish and Portuguese cities, which can be accessed through computer or portable devices (computers and smartphones). In 2012, Planeo reached close to 1,221,000 registered users

Since the end of 2010, the Prisa Group’s Digital Ecosystem went into development. This will consist of smart technology for analyzing user access and consumer behavior towards multi-platform digital contents, as well as advanced technology designed to identify, automatically categorize, integrate, and provide semantic access to digital cloud-based content storage networks.

Activity in the Group’s Digital area grew during 2012, when its revenues increased by 18.7%, with improvements in its advertising results and digital products. Also, as a reflection of the digital development was the important increase in traffic in the web sites of the company’s business lines. The company continues with its digital development in all its business units, with a very consumer-oriented model.

Cost Containment and Investment Program

In the current economic environment, the effort in cost control and improvement of the operating efficiency are of vital importance to maintain the necessary liquidity and profitability of the Group. Although cost containment began already in 2009, and continued throughout 2010, from December 2010, the Group implemented a restructuring/efficiency plan on which €95 million was spent and which is designed to generate annual savings of €64.5 million. Throughout 2012 and due to the increased deterioration of the economic environment and of consumption in Spain and Portugal, a strong effort in cost control has been undertaken in all of the Group’s business lines. Total expenses excluding amortizations and provisions fell by 2.2%, or by 7.5% if adjusted by one-offs and the impact of the new agreement of football rights. Going forward we expect to undertake the necessary measure to improve their operating efficiency.

E.	Off-Balance Sheet Arrangements

At December 31, 2012, following the sale of Prisa’s total stake in Iberbanda, S.A. to Telefónica de España, S.A.U. in 2011, Prisa maintained the guarantee solely on certain commitments acquired to Public Administrations by Iberbanda in the amount of €3,384 thousand.

At December 31, 2012, Prisa had furnished bank guarantees amounting to €272,184 thousand and USD 2,863 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis, litigation for football rights and acquisition of football rights.

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

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A.  The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2012 was €20,000 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa has provided a joint and several guarantee to Le Monde Libre in the amount of €12,801 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A.

F.	Contractual Obligations and Commitments

Our obligations under firm contractual arrangements as of December 31, 2012 are summarized below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(thousands of euros)
Financial debt	3,072,253	205,467	2,853,694	12,573	519
Cash interest obligations on financial debt (1)	143,204	81,224	61,087	856	37
Cash receipts/payments on derivative financial instruments (2)	4,123	2,492	1,631	—	—
Operating leases (3)	1,050,223	80,234	155,284	155,078	659,627
Future commitments (4)	2,152,958	857,642	1,214,248	80,976	92
Guarantees (5)	310,571	12,662	153,373	698	143,838
Other long-term liabilities (6)	201,831	—	—	—	201,831
Total	6,935,163	1,239,721	4,439,317	250,181	1,005,944

(1)	Interest obligations on long-term debt represent an estimate of future cash interest expenses based on current interest rates, current debt levels and scheduled debt repayments.

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

(4)
Future commitments represent an estimate of contractual commitments of Prisa Televisión and Media Capital with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. In addition, it includes the payments required under the agreement between us and Indra for provision of global IT services by Indra for seven years from December 2009.

(5)	Guarantees with undetermined expiration are included in the more than five years due period.

(6)
Other long-term liabilities includes long-term provisions for taxes related to the estimated amount of tax debts arising from tax audits of various Prisa companies in process as of December 31, 2012. As the expiration date is undetermined, this amount is included in the more than five years due period.

Additionally we have registered a €109 million in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as €35 million in liability for the present value of the convertible bond owed to creditors banks that the company issued as part of the operation to reduce debt.

G.	Safe Harbor

Not applicable.

Item 6.	DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

In July 2012 Mr Ignacio Polanco Moreno tendered his resignation as Chairman of the Board of Directors and Director of the Company and Mr Diego Hidalgo Schnur also tendered his resignation as Director.  Then the Board of Directors appointed Mr Juan Luis Cebrián, Mr Manuel Polanco and Mr Fernando Abril- Martorell as Executive Chairman, Deputy Chairman and co-Chief Executive Officer, respectively, and delegated all authority of the Board, except non delegable authority, to Mr. Cebrián and Mr. Abril- Martorell.

Also, in order to fill vacancies on the Board left by the resignation of Mr Ignacio Polanco Moreno and Mr Diego Hidalgo Schnur, the Board of Directors in its meeting held in October 2012 and in its exercise of its powers of co-optation (an ability of the board of directors conferred by law to appoint directors in the case of a vacancy due to the death, resignation or removal of directors) appointed to Mr Jose Luis Leal and Mr Arianna Huffington, as independent directors.

Name	Age	Position on the Board	Date of Initial Appointment	Date Current Term Ends(1)
Juan Luis Cebrián Echarri (6)	68	Executive Chairman (executive)	June 15, 1983	November 27, 2015
Manuel Polanco Moreno (6)	51	Deputy Chairman (executive) (2)	April 19, 2001	November 27, 2015
Fernando Abril-Martorell (6)	50	Co-Chief Executive Officer (executive)	June 24, 2011	June 24, 2016
Juan Arena de la Mora (7)	69	Director (independent)	November 27, 2010	November 27, 2015
Nicolas Berggruen	51	Director (proprietary) (4)	November 27, 2010	November 27, 2015
Matías Cortés Dominguez	74	Director (other external director)	March 25, 1977	November 27, 2015
Martin Franklin (6) (8)	48	Director (proprietary) (5)	November 27, 2010	November 27, 2015
Arianna Huffington (9)	62	Director (independent)	October 24, 2012	Next Shareholders Meeting (11)
Jose Luis Leal Maldonado (9)	73	Director (independent)	October 24, 2012	Next Shareholders Meeting 24, 2017 (11)
Gregorio Marañón y Bertrán de Lis (6) (8)	70	Director (independent)	June 15, 1983	November 27, 2015
Alain Minc (6) (7)	61	Director (independent)	November 27, 2010	November 27, 2015
Agnés Noguera Borel(7) (9)	49	Director (proprietary) (3)	April 20, 2006	November 27, 2015
Borja Jesús Pérez Arauna (8)	43	Director (proprietary) (2)	May 18, 2000	November 27, 2015
Emmanuel Roman (7)	49	Director (independent)	November 27, 2010	November 27, 2015
Harry Sloan	62	Director (independent)	November 27, 2010	November 27, 2015
Ernesto Zedillo Ponce de León (9)	61	Director (independent)	November 27, 2010	November 27, 2015
Antonio García-Mon Marañés (10)	47	Non-Director Secretary
Carlos Ulecia Palacios	45	Non-Director Deputy Secretary

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

(2)
Nominated by Timón, S.A., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, Maria Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno,i.e., Jaime, Lucía, Isabel and Marta López Polanco.

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

(10)
Mr Iñigo Dago Elorza resigned as General Secretary and Secretary of the Board on February 27, 2013. On the same date Mr. Antonio García-Mon Marañes was appointed General Secretary and Secretary of the Board.

(11)	Ms Huffington and Mr Leal were appointed by co-optation and hold office until the next general shareholders’ meeting.

Juan Luis Cebrián Echarri is Executive Chairman of Grupo Prisa, chairman of its delegated committee and chairman of Diario El País and of Ediciones El País, deputy chairman of Prisa Televisión, and a writer and member of the Spanish Royal Academy. He is a member of the board of Le Monde and Mediaset Spain. He has served as CEO of Grupo Prisa since November 1988. He also served as CEO of Sogecable from its founding in 1989 through 1999. Mr. Cebrián is graduated in Journalism by the Complutense University in Madrid, where he studied also Philosophy, as well as journalism  in the Madrid Official School of Journalism (1960-1963). He was a founding member of the political magazine Cuadernos  para el Diálogo  and worked as senior reporter and deputy editor in chief of the Pueblo and Informaciones de Madrid, daily newspapers, from 1963 to 1975. He also has been head of news for Televisión Española. Mr. Cebrián is the founding editor of the daily newspaper El País, which he edited from 1976 to November 1988, becoming then his publisher. From 1986 to 1988 he was also the chairman of the International Press Institute (I.P.I). He served on the board of Bankinter as advisory member. Honored by the universities of Missouri (Distinguished Services in Journalism), Veracruz (México), La Plata (Argentina) Chile and Dominican Republic, is Chevalier de l’Ordre des Arts et des Lettres de France. A writer and author of fiction and essay, he has published 19 books, in ten different languages.

Manuel Polanco Moreno is Deputy Chairman of Prisa and Chairman of Prisa Televisión. Mr. Polanco holds a degree in Business and Economic Sciences from the Universidad Autónoma de Madrid, where he specialized in International Finance. Mr. Polanco, who has spent his entire professional career at Prisa, has held roles in almost all of our business lines, including publishing, advertising, audiovisual media and written press. In 1991, he was charged with managing Santillana Chile; he also assumed responsibility for Santillana Perú in 1992, which he managed simultaneously until 1993, when he moved to Mexico City to become the general manager of the daily newspaper La Prensa and to establish the American edition of El País. In 1996, Mr. Polanco was named head of international management for the Grupo Editorial Santillana in the United States, based in Miami, with responsibility for the 21 companies located in Latin America and the United States. Upon his return to Spain in 1999, he was appointed chairman of Gerencia de Medios (GDM), the first multimedia sales head office in Spain and a pioneer in advertising sales. Soon thereafter, he was appointed chairman of Grupo Empresarial de Medios Impresos (GMI), the umbrella organization for all regional and specialized press at Prisa. In 2001, upon the consolidation of GMI into the Spanish Media Business Unit, Mr. Polanco became the assistant manager of the consolidated entity, in addition to his other responsibilities. In 2005 he was appointed CEO of the Portuguese media group, Media Capital, a position he left at the beginning of 2009 when he was named general manager of Prisa. Mr. Polanco was the general manager of Prisa in 2009 and 2010,  when he was appointed Chairman of Prisa Televisión.He has been a Prisa Executive Director since 2001 and a member of its delegated committee since 2008. He is Deputy Chairman of the company Timón, and director of Rucandio and the Portuguese media company Media Capital. Since 2010 he is Vice President of Mediaset España and also member of its Executive Committee.

Fernando Abril-Martorell  is co- Chief Executive Officer of Prisa and a member of its delegated committee. He has two degrees in Law and Business Administration from ICADE (Madrid). Mr. Abril-Martorell joined Prisa as Co-Chief Executive Officer and Chief Financial Officer in 2011 and since July 2012 is Co-Chief Executive Officer of Prisa. Prior to his appointment, he worked at Credit Suisse where he was CEO of Credit Suisse Spain and Portugal. Mr. Abril-Martorell joined Telefónica as CFO in 1997 and became CEO in 2000, a post he held until 2003. During his tenure at Telefónica, Mr. Abril-Martorell participated in the company’s privatization and oversaw its evolution into a global powerhouse with international growth in Latin America as well as various successful capital market transactions. Mr. Abril-Martorell has extensive financial experience, as, in addition to his six years heading up Credit Suisse, he held the positions of Managing Director and Treasurer of JP Morgan in Spain over a ten-year period, prior to joining Telefónica.

Juan Arena de la Mora is an independent director of Prisa and serves as chairman of the audit committee. Born in Mexico City in 1943, Mr. Arena holds a doctorate in Electromechanical Engineering from the ICAI, a degree in Business Administration from the ICADE, a diploma in Public Finance Studies, a degree in Developmental Child Psychology, and has completed the Advanced Management Program (AMP) at Harvard Business School. Mr. Arena joined Bankinter in 1970, where he held a number of posts. In 1985 he was appointed Managing Director, in 1987 he joined the board, in 1993 he was appointed Chief Executive Officer and from March 2002 to April 2007 he was the company’s president. During the 2009-2010 academic year he was a professor at Harvard Business School. He currently sits on the boards of Ferrovial, Laboratorios Almirall, Dinamia, Everis, Panda and Sol Meliá. He is chairman of the Advisory Board at Consulnor ,as well as Marsh and a member of the Advisory Board of Spencer Stuart. He is President of the Fundación SERES, a foundation for corporate social responsibility. He is also President of the Professional Council of ESADE, a member of the European Advisory Board of the Harvard Business School and the board of directors of Deusto Business School. He was awarded the Grand Cross of the Order of Civil Merit for his work on the Special Commission for Investigation into the Development of the Information Society (the “Soto Commission”).

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

Matías Cortés Dominguez is qualified as another external director of Prisa. Mr. Cortés holds an undergraduate degree in law from the Universidad de Granada and a doctorate in Law from the Universitá di Bologna (Italy). In addition, he is a Professor of Political Economics and Tax at the Universidad de Granada and a Professor of Finance and Tax Law at the Universidades Autónoma de Madrid and Complutense de Madrid. Mr. Cortés is also a partner at Cortés Abogados, the Spanish law firm. Mr. Cortés has been a director of Prisa since 1977 and is a member of the boards of Diario El País and Ediciones El País. He is also a member of the board of directors of Sacyr Vallehermoso, S.A.

Arianna Huffington is the chair, president, and editor-in-chief of the Huffington Post Media Group, a nationally syndicated columnist, and author of thirteen books. In May 2005, she launched The Huffington Post, a news and blog site that quickly became one of the most widely-read, linked to, and frequently-cited media brands on the Internet. In 2012, the site won a Pulitzer Prize for national reporting. In 2006, and again in 2011, she was named to the Time 100, Time Magazine's list of the world’s 100 most influential people. Originally from Greece, she moved to England when she was 16 and graduated from Cambridge University with an M.A. in economics. At 21, she became president of the famed debating society, the Cambridge Union. In October 2012 Huffington was appointed to serve on the Board of Prisa. She is an independent director of Prisa and is a member of its Corporate Governance Committee.

José Luis Leal Maldonado is an independent director of Prisa. He holds a Law degree from the University of Madrid and another in Political Science from the University of Geneva. He is also certified in Statistics by the Statistical Institute of the University of Paris and has a PhD in Economics from the Sorbonne.He is currently President of the Hispano-French Association for Friendship and the Fundación Acción Contra El Hambre  (Action Against Hunger Foundation), the Fundación Trabajadores de la Siderurgia Integral (Steelworkers Foundation), Vice President of the Fernando Abril Martorell Foundation and member of the Board of Tustees of both the Dukes of Soria and Euroamerica Foundations. From 1972 to 1977 he worked at the OECD in Paris. In 1977 he was appointed Director General of Economic Policy in the government of Adolfo Suarez. In 1978 he was made responsible for the State Secretariat for Economic Planning and Coordination. A year later, he was appointed Minister of Finance, a position he held until September 1980. From 1980 to 1990 he was an advisor to the President of the Banco de Vizcaya. From 1986 to 2001 he chaired the Board of the University of Alcalá de Henares. Between 1990 and 2006, was President of the Spanish Banking Association. He joined the board of directors of Prisa in October 2012 and is a member of its Corporate Governance Committee.

Gregorio Marañón y Bertrán de Lis, marqués de Marañón, is an independent director of Prisa. He holds a degree in Law from the Universidad Complutense de Madrid and completed the Executive Management Program at IESE. He has extensive experience in both legal practice and the financial industry. He was general manager of Banco Urquijo from 1975 to 1982, chairman of Banif from 1982 to 1984, a director of Argentaria and a director of BBVA. He is the chairman of the board of directors of Logista, Roche Farma, and Universal Music Spain. He is also a member of the board of directors of Viscofan and Altadis, as well as the chairman of the Advisory Board of Spencer Stuart, and a member of the advisory boards of Vodafone and Aguirre & Newman. Since 1983 he has been a director of Prisa, and is also a member of its delegated committee and chairman of its nomination and compensation committee. He is also a member of the board of directors of Prisa Televisión. He is President of the Teatro Real (National Opera Home of Madrid). He holds the Gran Cruz de Alfonso X el Sabio and is an officer of the French National Order of the Legion of Honor.

Martin Franklin is a proprietary director of Prisa and is a member of its delegated committee and of its compensation and nomination committee. Mr. Franklin has served as Executive Chairman of Jarden Corporation since June 13, 2011. Mr. Franklin was appointed to the board of directors of Jarden Corporation on June 25, 2001 and served as Chairman and Chief Executive Officer from September 24, 2001. Mr. Franklin is also a principal and executive officer of a number of private investment entities. Mr. Franklin served as the Chairman and/or Chief Executive Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc and Bollé Inc., between 1992 and 2000. Mr. Franklin also serves as a director of Burger King Worldwide Inc.

Alain Minc is an independent director of Prisa and is a member of its delegated committee and of its audit committee. Mr. Minc was born in Paris on April 15, 1949. Mr Minc is a graduate of the Ecole des Mines de Paris and ENA. After serving as Inspecteur des Finances, he joined Compagnie de Saint-Gobain in 1979 as Chief Financial Officer. In 1986, he became Vice-Chairman of CIR International (Compagnie Industriali Riunite International) and General Manager of Cerus (Compagnies Européennes Réunies). In 1991, Minc founded his own consulting firm, AM Conseil. He has been a board member of numerous companies and the chairman of the supervisory board of Le Monde, (1994 to 2008). Mr. Minc has been a Director and a member of the Audit Committee of CaixaBank since 2007. He has been Chairman of SANEF since December 2011. He is Commandeur de la Légion d’Honneur. Alain Minc has written more than 30 books since 1978.

Agnes Noguera Borel is a proprietary director of Prisa. She holds degrees in Law and Art History from the Universidad de Valencia–Estudi General, a diploma in Gemology from the Universidad de Barcelona and is a chartered financial analyst (member of the Spanish Institute of Financial Analysts). Ms. Noguera has held a number of management positions in various companies and in various industries. In 2005 she was named CEO of Libertas 7, S.A., an investment and real estate development company, where she had been a director since 1988. She also represents Libertas 7, S.A. on the board of directors of  Compañía Levantina de Edificación y Obras Públicas. Ms. Noguera is also a member of the board of Adolfo Domínguez (representing Luxury Liberty). She joined the board of directors of Prisa in 2006 and is a member of its audit committee and of its corporate governance committee. She is a member of Fundación Etnor para la Ética de los Negocios y las Organizaciones. In 1997, she was appointed a trustee of the Valencian foundations Libertas 7.

Borja Jesús Pérez Arauna is a proprietary director of Prisa. He has a degree in Economics and Business Studies from the Universidad Complutense de Madrid and an MBA from the Instituto de Empresa de Madrid. He has been a director of Prisa since 2000 and is a member of its nomination and compensation committee. Mr. Pérez Arauna joined Timón in 1995 as investments manager and currently is the vice-chairman  and General manager of Timón, jont and several director of Promotora de Publicaciones and Asgard Inversiones and director of Otnas Inversiones. Mr Pérez Arauna is also the chairman of Qualitas Equity Partners and a director of Qualitas Venture Capital.

Emmanuel Roman is an independent director of Prisa and is a member of its delegated committee and of its audit committee. Emmanuel Roman was awarded an M.B.A. in Finance and Econometrics from the University of Chicago in 1987 and a bachelor’s degree from the University of Paris in 1985. Mr. Roman began his career in 1987 at Goldman Sachs International Limited where, over the years, he worked in the Fixed Income, Investment Banking and Capital Markets areas and where in 1991 he become the co-head of Worldwide Equity Derivatives. In 1996 Emmanuel became a Managing Director of Goldman Sachs International Limited and in 1998 he was elected as a partner. In 2001 he was appointed co-head of Worldwide Global Securities Services and in 2003 he also became co-head of the European Equities Division. In September 2005, after 18 years at Goldman Sachs International Limited, Emmanuel joined GLG Partners LP as a co-CEO where he focuses primarily on expanding the business, marketing, risk management, operations, technology and compliance. In October 2010, on completion of the acquisition of GLG by MAN, Emmanuel also became the COO of MAN, a group-wide role with prime responsibility for integrating the GLG acquisition. He is also the key link between the sales, investment, product development and operational sides of the combined business. He joined the Board of MAN in May 2011 and was appointed President & COO of MAN in July 2012.

Harry Sloan is the Chairman and Chief Executive Officer of Global Eagle Acquisition Corporation, a publicly traded (EAGLU:Nasdaq) special purpose acquisition company ("SPAC") formed for the purpose of making an acquisition of a media or entertainment business. Sloan created the venture in February, 2011 with former CBS and Sony Pictures Entertainment President Jeff Sagansky, who will be the president of the new entity. In the largest initial public offering of a US based SPAC in the last three years, Global Eagle raised $190 million of seed capital to invest and operate media and entertainment businesses that have high growth potential in the US and overseas.  Throughout his career, Sloan's entrepreneurial spirit has guided him in identifying key investment opportunities in entertainment industry. He invested in and headed three US publicly-listed media companies: SBS Broadcasting, S.A., Lions Gate Entertainment Corp., and New World Entertainment Ltd.  Sloan also served as the Chairman and Chief Executive Officer of Metro-Goldwyn-Mayer Studios Inc.  Sloan received his B.A. degree from UCLA and J.D. Degree from Loyola Law School. In November 2010, Sloan was appointed to serve on the board of Prisa. He is an independent director of Prisa.

Ernesto Zedillo has been an independent director of Prisa since 2010 and serves as chairman of our corporate governance committee. He has been a director of Procter& Gamble since 2001, of Alcoa since 2002 and of Citigroup since 2010. He was also a director of Union Pacific from 2001 to 2006 and of EDS from 2007 to 2008. Dr. Zedillo has been Director of the Center for the Study of Globalization and Professor in the Field of International Economics and Politics at Yale University since 2002. He is co-author of a number of books on international economic issues, as well as editor of the volumes Global Warming: Looking Beyond Kyoto and The Future of Globalization: Explorations in Light of Recent Turbulence. He has served as chair of several international commissions such as the United Nations High Level Panel of Financing for Development (2001), the Commission of Eminent Persons on the Role of the International Atomic Energy Agency to 2020 and Beyond (2008), and the International Commission for the Reform of the World Bank (2008-2009). He was chairman of the board of the Global Development Network (2004-2010) and has been a member of the Board of the Fundación Carolina of Spain since 2001 and of the Foundation Board of the World Economic Forum since 2002. Ernesto Zedillo was President of Mexico from December 1, 1994 to November 30, 2000. He previously served his country as Undersecretary of the Budget (1987-1988), Secretary of Economic Programming and the Budget (1988-1992), and Secretary of Education (1992-1993). He earned his Bachelor’s Degree from the School of Economics of the National Polytechnic Institute in Mexico and his M.A., M. Phil. and Ph.D. from Yale University.

Antonio García-Mon Marañés has served as General Counsel and non-director Secretary of the Board of Prisa since February 2013. He holds a Law Degree by the Complutense University of Madrid and a special degree in European Law by the Institute of European Studies of the University of Brussels. He started his career as a lawyer in Garrigues, where he worked in the competition and EEC law department in Madrid and Brussels. In 1999 he joined Correos as subdirector of the law department. In 2000 he joined the Legal Department in Prisa, where he worked in different areas being responsible in particular of anti-trust and regulatory matters. In 2009 he joined Sogecable (today Prisa Televisión) as Director of the Legal Department. In 2010 he was appointed Secretary of the Board of Prisa Televisión and CANAL+, and in 2011, General Counsel.

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

The following table sets forth certain information with respect to the executive officers of Prisa, as of December 31, 2012. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid, Spain.

Name	Position	Position Since
Javier Lázaro Rodriguez	Chief Financial Officer (CFO) of Prisa	September 2012
Fernando Martinez Albacete (1)	Director of Strategic Planning, Management Control and Budgeting at Prisa.	April 2011
José Luis Sainz (1)	Executive Chairman of Prisa Noticias, CEO of El País and CEO of Prisa Radio.	April 2011
Miguel Angel Cayuela (1)	Chief Executive Officer — Santillana	April 2008
Pedro García Guillén (1)	Chief Executive Officer — Prisa Televisión	March 2009
Antonio García-Mon Marañes (1) (2)	General Secretary	February 2013
Kamal M. Bherwani (1)	Chief Technology Officer	January 2010
Andrés Cardó (1)	International Managing Director for Prisa Radio	September 2012
Bárbara Manrique (1)	Corporate Communications, Marketing and External Relations Director	October 2007
Oscar Gómez Barbero	Director of Organization, Resources and Technology.	February 2009
Virginia Fernández Iribarnegaray	Internal Audit Manager	May 2007

(1)	Member of the Business and Management Committee.
(2)
Mr Iñigo Dago Elorza  resigned as General Secretary and Secretary of the Board on February 27, 2013. In the same date Mr. Antonio García-Mon Marañes was appointed General Secretary and Secretary of the Board.

Javier Lázaro serves as Chief Financial Officer (CFO) of Prisa. He is a telecommunications engineering graduate from the Polytechnic University of Madrid (Universidad Politécnica de Madrid) and holds an MBA from Columbia University, New York.
He began his professional career at McKinsey where, from 1994 to 1996, he worked as a financial analyst. He subsequently held various senior positions at Goldman Sachs in London over a nine-year period. In 2006 he joined Credit Suisse as Managing Director of Investment Banking for Spain and Portugal, a position he held until his current appointment as head of financial strategy and fiscal policy of the Group.

Fernando Martinez Albacete  is Director of Strategic Planning, Management Control and Budgeting at Prisa. He holds a degree in Economics and Business Administration from the Universidad Pontificia de Comillas (ICADE). He began his professional career in the Finance Department of Prisa, where he assumed control and investment project evaluation responsibilities. He had previously collaborated with The Santillana Group. In 1998 he was appointed head of Planning and Control at Sogecable, and a year later, became director of Investor Relations following its initial public offering. In 2001 he assumed responsibility for Sogecable’s Finance Department. In 2005 he was appointed Chief Financial Officer of Sogecable. In 2009, after Prisa’s takeover of Sogecable he was appointed Secretary General of Prisa, with responsibility over its M&A activity. From 2011 to September 2012 he has been Director of Corporate Development of Prisa. Since September 2012 he has served as Director of Strategic Planning, Management Control and Budgeting at Prisa. He is member of the board of directors of Prisa Televisión (the former Sogecable) and Digital +.

Jose Luis Sainz is Executive Chairman of Prisa Noticias, CEO of El País, CEO of PRISA Radio and SER. He holds a degree in Law and Economics from Madrid’s Universidad Autónoma. He began his career at Arthur Andersen in 1985 with responsibilities for media consultancy and distribution. In 1989 he joined El País, where he held various management positions including Deputy Managing Director with direct responsibility for the commercial area until 1997, when he was appointed assistant general manager at Prisa. Mr. Sainz has also headed Cadena Ser and Union Radio. He has been CEO of Prisacom, and he also held the same position in Pretesa and Plural Entertainment, our audiovisual production divisions for film and television. In 2008 he was appointed general manager of national media at Grupo Vocento, a position he held until his return to Prisa in April 2011 as Executive Chairman of Prisa Noticias and CEO of El País. In October 2012 he was appointed CEO of PRISA Radio and SER. Sainz will combine his role as radio chief executive with his current responsibilities as head of PRISA Noticias.

Miguel Angel Cayuela serves as CEO of Santillana. An economics graduate, Miguel Ángel Cayuela began his career at Santillana in 1985 in the area of market research and marketing. In 1991 he was named managing director of Santillana for Mexico. In 2003, he returned to Madrid to take on the post of COO. He was appointed CEO of Santillana in April 2008.

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

Antonio García-Mon Marañes is general secretary of Prisa and legal department manager of Prisa. His biographical information is described above.

Kamal M. Bherwani serves as Chief Technology Officer of Prisa. Mr. Bherwani has over 25 years of technology, strategy and operational experience in various industries. Prior to his appointment as our Chief Technological Officer, Mr. Bherwani was most recently the CIO of Health and Human Services for the City of New York, where he implemented several award-winning initiatives that have been globally and nationally recognized. He was previously Chairman and CEO of Relativity Development Corporation and CIO of Bridas Corporation. Mr. Bherwani is an Advisor to the Mayor’s Office of the City of New York, on the Board of Advisors of IBM Tivoli, Dell Software, HP´s Print and Image Group, and Stony Brook University’s Center of Excellence in Wireless and Information Technology (CEWIT).

Andrés Cardó serves as International Managing Director for Prisa Radio. Mr. Cardó is an Economics and Humanities graduate from the Universidad Pontificia Católica de Perú. He studied Finance under the Business Administration Program at the Escuela Superior de Administración de Negocios (ESAN) in Lima. He also holds an MBA from Madrid’s IESE. He began his career at Prisa in 1990 at Santillana, and in 1994 he was put in charge of launching the company’s operations in Bolivia. In 2001 he became general manager of Santillana in Brazil, a post he held simultaneously after 2002 with that of general manager of Editorial Moderna and, after January 2009, with that of country manager in Brazil. He has represented the Fundación Santillana in Brazil since its foundation there in April 2008. He was appointed director of Corporate Development and Marketing of Prisa in January 2010 and has been Chief Operations Officer since 2011. In October 2012 he was appointed International Managing Director - Prisa Radio. Within Prisa he serves on the boards of: Grupo Santillana de Ediciones, AS, Conelpa (a joint venture between  Condé Nastand El País). He is also president of Prisa Brand Solutions.

Bárbara Manrique de Lara serves as Corporate Communications & External Relations Director. She holds a degree in Spanish Philology from the Universidad Autónoma de Madrid, a Master’s Degree in Publishing from ICADE/Santillana Universidad and a Master’s Degree in Communications and Marketing from ESIC. She began her professional career at the chain of bookstores Crisol, and in 2000 became Press Manager at the publishing houses Taurus and Alfaguara Infantil y Juvenil, owned by Grupo Santillana. In May 2005 she was appointed Communications Director of the Atman Foundation, before becoming Managing Director of the foundation in 2006. In 2007 she became Corporate Communications Director at Prisa. Manrique de Lara is member of the European Association of Communication Directors and, since 2003, she has also  lectured in Communications and Marketing on the Master’s in Publishing program at the Instituto Universitario de Postgrado, , a postgraduate institute in which three prestigious Spanish state universities participate (Universidad de Alicante, Universidad Autónoma de Barcelona y Universidad Carlos III de Madrid) in collaboration with Santillana Formación. In 2011 she was included in the “Top 100 Women Leaders in Spain” in the category of communications, alongside prominent figures from the worlds of politics, culture and business.

Oscar Gómez serves as chief of Organization, Resources and Technology officer of Prisa. He holds a degree in Information Technology and an MBA from the Universidad de Deusto, and has wide-ranging professional experience. He began his career at PriceWaterhouseCoopers as Information Technology Manager and in 1991 was appointed managing partner of Corporación IBV-Landata Telecom. In 1994, he joined Ferrocarriles Vascos as Manager of Operations, and in 1996 was named Director of Organization and Human Resources prior to becoming the general manager of the public-sector company. From 1999 to 2006 he worked in the Business Consulting Services area of PriceWaterhouseCoopers–IBM, as Partner in charge of the industry group for Spain, Portugal, Greece, Israel and Turkey at IBM. Before being appointed manager of Organization, Resources and Technology at Prisa in 2009, he was Corporate Information Systems Manager at Renfe”.

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

Familial Relationships

There are no familial relationships among the directors and executive officers.

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

In 2012, the detail of the matters regarding which certain directors refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Matías Cortés Dominguez	Approval of his professional services by the board of directors

As of December 31, 2012, the following directors had shareholder relationships with significant shareholders of Prisa:

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

Nicolas Berggruen	Otnas Inversiones, S.L.	The Director has indirect holdings (8.2187%) in the share capital of Otnas Inversiones, S.L., through Berggruen Acquisition Holdings, S.L.
Martin Franklin	Otnas Inversiones, S.L.	The Director has direct holdings (8.2187%) in the share capital of Otnas Inversiones, S.L.
Borja Jesús Pérez Arauna	Promotora de Publicaciones	The director has 0.0081% direct holdings in the share capital of Promotora de Publicaciones
Manuel Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the owner of a remainder interest (nudo propietario) of 11.45% of the share capital of Rucandio

Spanish law requires us to disclose whether any of our directors or their related parties perform similar duties as an independent professional or employee or hold any shares at other companies that are identical, similar or complementary to the businesses we conduct (excluding the positions they hold at our subsidiaries). To our knowledge, in 2012 no directors (or their related parties) performed duties or held any shares at companies that are identical, similar or complementary to the businesses we conduct, with the following exceptions:

●	Juan Luis Cebrián Echarri was director of Mediaset España Comunicación, S.L., director of Le Monde Libre and director of Societe Editrice du Monde.

●	Likewise, Mr. Cebrián`s daughter held the position of Manager of the film area in Television Española (Corporación RTVE. Radio Televisión Española);

●	Manuel Polanco Moreno was Deputy Chairman of Mediaset España Comunicación, S.L. and director of V-Me Media Inc;

●	Fernando Abril-Martorell was director of Telecomunicacoes de Sao Paulo SS-Telesp.

●	Arianna Huffington was Chairman of AOL, Inc and Chief of “The Huffington Post Media Group”.

●	Jose Luis Maldonado held a 0.050% share of Punto y Seguido, S.A.

●	Gregorio Marañón y Bertrán de Lis was chairman of Universal Music Spain, S.L.

●
Nicolas Berggruen was director of Societe Editrice du Monde and indirectly through its company Berggruen Holding LTD held a 45% share of LeYa, a holding company of an editorial group which comprises Brazilian, Portuguese and African editorial companies.

●	Harry Sloan was director of Zenimax Media Inc and held a 1.910% share of the same.

●	Mr. Alain Minc's son held the position of Editor of “Paris Match”, “Journal du Dimanche” and “Versión Femina” (Lagardère Group).

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

In December 2011 Promotora de Publicaciones, S.L. executed some corporate transactions that allowed its shareholders to replace an indirect shareholding into a direct shareholding in Prisa. Some shareholders who acquired the direct shareholding, entered into a shareholder agreement by virtue of which they maintain the syndicated right to vote in Prisa. The execution of such Reversion Plan was completed in February 2012. Rucandio, S.A. controls the majority of the voting rights in the shareholders' agreement (see “Shareholder Agreements”).

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

By virtue of the Sustainable Economy Act (that added an Article 61 ter of the Securities Market Act, regulating the new regime of annual report on the remuneration of directors), the Company, at the next annual meeting of shareholders, will disseminate and submit to a non-binding vote as a separate item on the agenda, the remuneration policy report for the year 2013.

The General Shareholders Meeting held on June 30, 2012 approved the remuneration policy report for the year 2012.

There are no arrangements with any of the Prisa directors providing for benefits upon termination of service as director.

The following table sets forth the compensation of our directors aggregated for all directors, accrued in the year 2012:

Compensation of our directors accrued from Prisa:

Compensation	2012
(thousands of euros)
Fixed salaries	2,447
Variable salaries	0
Allowances	445
Compensation stipulated in the bylaws	1,785
Options and/or options on other financial instruments	0
Other	68
Total:	4,745

Other Benefits	2012
(thousands of euros)
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	34
Guarantees assumed by Prisa for the benefit of directors	—

The following table sets forth the compensation accrued as a result of our directors also holding positions on subsidiary boards of directors and/or serving as a senior executive of any subsidiary of Prisa, aggregated for all directors for the year 2012:

Compensation of our directors accrued from other subsidiaries of Prisa:

Compensation	2012
(thousands of euros)
Fixed salaries	461
Variable salaries	0
Allowances	18
Compensation stipulated in the bylaws	123
Stock options and/or options on other financial instruments	0
Other	11
Total:	613

Other Benefits	2012
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	2
Guarantees assumed by the Company for the benefit of directors	—

Total compensation for each category of director, aggregated for all directors in that category (“Group” refers to payment of compensation by our subsidiaries):

	2012
Category	By Prisa	By Group
	(thousands of euros)
Executive directors	1,966	472
Proprietary directors	1,304	0
Independent non-executive directors	1,266	141
Other External directors	209	0
Total	4,745	613

Compensation accrued which is tied to profits attributed to the parent company (Promotora de Informaciones):

2012
(thousands of euros)
Total directors’ compensation	5,358
Total directors’ compensation as a percent of profit attributed to Prisa (as a %)	0.0*

* The percentage that the total directors´ remuneration represent on the profits attributed to the parent company is calculated on the outcome of the consolidated group, that in the year 2012 did not have profits.

Notes:

i) Additionally, during the year 2012 the Company  recorded an expense of 853 thousand euros relating to the accrual of the compensation already paid in 2011 to the Executive President of the Group (Mr Juan Luis Cebrian), as explained in the financial statements and in the Remuneration Policy Report for 2013.

ii) The executive Directors Mr Juan Luis Cebrian, Mr Fernando Abril-Martorell and Mr. Manuel Polanco Moreno have voluntarily agreed with the Company, given the general economic circumstances, that the remuneration for the 2012 fiscal year shall exclusively be the fixed remuneration provided for in their contracts, with no attribution of any kind of variable remuneration.

Breakdown of cash compensation accrued by members of the Board of Directors in 2012 (in euros):

Director	Fixed remuneration	Bonus	Fixed Compensation in cash for the Board of Directors	Per diem fees
Ignacio Polanco Moreno Moreno (Resigned as Chairman and as a director of Prisa, in July 2012).	540,164	0	--	0
Juan Luis Cebrián Echarri	1,116,000	0	--	0
Fernando Abril-Martorell Hernández	790,500	0	--	0
Manuel Polanco Moreno	460,420	0	--	0
Agnès Noguera Borel	0	0	89,833	52,500
Diego Hidalgo Schnur (Resigned as director of Prisa, in July 2012).	0	0	44,333	37,500
Borja Pérez Arauna	0	0	72,417	51,500
Nicolas Berggruen	0	0	55,000	9,000
Martin Franklin	0	0	148,250	30,000
Gregorio Marañón y Bertrán de Lis	0	0	197,333	68,500
Juan Arena de la Mora	0	0	99,583	40,500
Alan Minc	0	0	164,083	51,000
Emmanuel Roman	0	0	151,583	30,500
Harry Sloan	0	0	70,833	13,500
Ernesto Zedillo Ponce de León	0	0	89,833	31,500
Matías Cortés Domínguez	0	0	150,000	22,000
Arianna Huffington	0	0	9,083	2,500
Jose Luis Leal Maldonado	0	0	14,083	5,000
TOTAL	2,907,084	0	1,356,247	445,500

Notes:

In addition, Gregorio Marañón y Bertrán de Lis received a fixed fee of €45,917 and attendance fees of €18,000 for his participation in the Board of Directors and Committees of Prisa Televisión S.A., and Arianna Huffington received a fixed fee of €77,082 for her participation in the Board of Directors of Diario El País S.L.

Breakdown of compensation in kind, by deliverance of shares, accrued by members of the Board of Directors in 2012 (in euros):

Director	Bonus by deliverance of shares	Fixed Compensation by deliverance of shares	Social Benefits
Ignacio Polanco Moreno (Resigned as Chairman and as a director of Prisa, in July 2012).	0	0	7,668
Juan Luis Cebrián Echarri	0	0	48,442
Fernando Abril-Martorell Hernández	0	0	11,389
Manuel Polanco Moreno	0	0	11,392
Agnès Noguera Borel	0	36,667	0
Diego Hidalgo Schnur (Resigned as director of Prisa, in July 2012).	0	19,000	0
Borja Pérez Arauna	0	36,667	0
Nicolas Berggruen	0	36,667	0
Martin Franklin	0	36,667	0
Gregorio Marañón y Bertrán de Lis	0	36,667	212
Juan Arena de la Mora	0	31,667	0
Alan Minc	0	36,667	0
Emmanuel Roman	0	36,667	0
Harry Sloan	0	36,667	0
Ernesto Zedillo Ponce de León	0	36,667	0
Matías Cortés Domínguez	0	36,667	0
Arianna Huffington	0	8,167	0
Jose Luis Leal Maldonado	0	3,167	0
TOTAL		€428,671	€79,103

Notes:

The remuneration of the nonexecutive directors includes a fixed amount by means of the delivery of shares. The gross amount for all directors is the same, but the number of shares allocated is different as this depends on the withholding percentages applicable to each of them.

Furthermore, the accounts for the 2012 fiscal year include the timing of allocation (annual) of the costs in respect of 220,242 Prisa shares, with a reference value of €2.17/share, which were delivered to the Chairman of the Company in 2011. As explained in the 2012 Remuneration Policy Report, under the contract executed between the Chairman of the Company and the Company itself, in the context of the corporate restructuring and recapitalisation operation, a minimum-stay commitment of three years was agreed to. The Chairman received 660,728 shares, with a reference value of €2.17/share, for his commitment to remain in office for three years. The value of those shares is included in the Company’s accounts as remuneration earned by third parties during the 2011, 2012 and 2013 fiscal years.

Compensation accrued by members of senior management

Compensation accrued by members of senior management, aggregated for the members listed during the year ended December 31, 2012:

Name	Position
Javier Lázaro Rodriguez	Chief Financial Officer (CFO) of Prisa
Kamal Bherwani	Chief Technological Officer
Andrés Cardó Soria	International Managing Director for Prisa Radio
Pedro Garcia Guillén	Chief Executive Officer of Prisa Televisión
Miguel Angel Cayuela Sebastián	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Jose Luis Sainz Diaz	Executive President of Prisa Noticias, CEO of El País, CEO of Prisa Radio
Fernando Martinez Albacete	Director of Strategic Planning, Management Control and Budgeting at Prisa
Bárbara Manrique de Lara	Corporate Communications, Marketing & External Relations Director
Iñigo Dago Elorza	General Secretary
Oscar Gómez Barbero	Director of Organization, Resources and Technology
Total Compensation (thousands of euros):	5,819

Within the 2012 total remuneration of senior management, is also included the remuneration perceived by Ignacio Santillana del Barrio, Augusto Delkáder Teig and Javier Pons Tubio, until September 2012, by their offices of General Manager of Prisa, President of Prisa Radio and CEO of Prisa Radio, respectively In September 2012 there is an internal reorganization in the Company that involves a modification  of the criteria used to determine  senior management.

Obligations Pursuant to Pensions and Retirement Plans

We have not assumed any obligations relating to pensions, retirement or similar benefits for the members of the board of directors or senior executives and, therefore, no amounts have been set aside or accrued for this purpose at Prisa or at any of our subsidiaries.

Severance Obligations

The management team includes 10 members (3 directors and 7 senior executives) whose contracts include a special clause that provides for a general termination benefit for the executive in the event of his or her termination without “just cause.” In this event, the executive is entitled to receive one or two year’s total compensation (i.e., his or her current fixed salary plus the amount of the last bonus received by the executive, if any).

In addition, in 2012 another 3 managers of the Company (not a part of the Management Team) had a clause on the same terms as indicated above, in an amount equivalent to one year of total compensation.

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

Execution of the “2010-2013 Share/Stock Options Delivery Plan”

Under this authorization, the board of directors approved the following delivery of Prisa ordinary shares for the directors and certain executives:

·	Executive Chairman of Grupo Prisa: The Company delivered to Mr. Juan Luis Cebrián 2,010,728 ordinary shares of the Company in April 2011 and 1,641,214 ordinary shares of the Company in March 2012.

·	Deputy Chairman of Prisa: The Company delivered to Mr. Manuel Polanco Moreno 21,389 ordinary shares of the Company in July 2012.

·	Co-Chief Executive Officer of Prisa: The Company delivered to Mr. Fernando Abril-Martorell 1,065,211 ordinary shares of the Company in July 2012.

·
Directors of Prisa: All the directors (except Mr. Juan Luis Cebrián Echarri, Mr. Manuel Polanco Moreno and Mr Fernando Abril-Martorell) received 40% of fixed remuneration for their membership in the board of directors in Prisa shares. As from October 2012, it was envisaged that this amount could be paid in full in cash. If a director opts for part payment in Prisa shares, settlement will be made quarterly in arrears, using the average closing quotation of the share on the Continuous Market over the 30 working days immediately prior to the corresponding quarter. Remuneration in cash is paid monthly.

As of the date of this annual report, and in payment of 40% of their fixed remuneration, the directors have received the following number of shares pursuant to this authorization:

2011 fixed remuneration: Mr. Arena, Ms. Noguera, Mr. Cortés, Mr. Pérez Arauna, Mr. Marañón and Mr. Hidalgo (who resigned as director in July 2012)  have each received 24,694 ordinary shares, and Mr. Roman, Mr. Minc, Mr. Sloan, Mr.Franklin and Mr. Breggruen have each received 27,293 ordinary shares, in 2011.

2012 fixed remuneration: Mr. Arena, Ms. Noguera, Mr. Cortés, Mr. Pérez Arauna and Mr. Marañón have each received 52,218 ordinary shares;   Mr. Roman, Mr. Minc, Mr. Sloan, Mr.Franklin and Mr. Breggruen have each received 59,440 ordinary shares; Mr Zedillo has received 77,225 ordinary shares, and Mr. Hidalgo (who resigned as director in July 2012) received 35,182 ordinary shares, in 2012.

·	Executives of Grupo Prisa: a total of 57 executives of the Group (excluding Mr. Cebrián, Mr. Polanco and Mr. Abril-Martorell) received a total of 426,446 ordinary shares, in 2012.

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

The board of directors is required to explain the nature of each director’s relationship to Prisa at the shareholders’ meeting at which his appointment is to be made or ratified, confirming or, if the circumstances of the director have changed, reviewing it annually in the annual report on Corporate Governance, after having been verified by the corporate governance committee. These provisions are without prejudice to the right of representation that is legally recognized to shareholders on a proportional basis.

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

The board of directors is responsible for appointing a chairman from among its members. The chairman is the chief individual responsible for the management of the Company, organizing, monitoring and supervising management and the definition of company strategy and corporate governance initiatives and serves as chairperson of the delegated committee. His appointment entails assuming all powers that the Board can legally delegate him.

The chairman is our legal representative and exercises the powers delegated to him or her by the board, calls and ensures good order at board meetings.

The board of directors may also appoint one or more deputy chairmen with the same status who, if applicable, shall be delegated all of the powers of the chairman in the event of a temporary absence or incapacity of the chairman or on the express delegation of the chairman.

The board of directors may also appoint, from among its members, a delegated committee or one or more chief executive officers, on whom joint or several powers of attorney may be conferred. The chief executive officer is the main assistant of the Chairman for the  management of the Company. His appointment entails assuming all powers that the Board can legally delegate him. He is responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting, by the Board of Directors, by the Delegated Committee and by the Chairman, in the framework of their respective competences.

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

During 2012, the Prisa board of directors met nine times. Through the date of this annual report, the board of directors met 2 times during 2013.

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

The board of directors has expressly delegated all of its authority and power to the delegated committee, except where such delegation is prohibited by Spanish corporation law, by our bylaws or by the Board of Directors Regulations. The delegated committee is made up of a maximum of eight directors, including the chairman of the Board who serves as chairman of the delegated committee. The members of the delegated committee must be proposed by the chairman of the board of directors, and the appointments must be approved by an affirmative vote of two-thirds of the members of the board of directors. The qualitative composition of the executive committee, with regard to the type of directors that compose the committee (i.e., the number and proportion of executive, proprietary, independent and other external directors), must be similar to that of the board of directors.

The members of the delegated committee are removed when they no longer hold the position of director or when agreed upon by the board of directors. The secretary of the board of directors acts as the secretary of the delegated committee. When called upon to do so, members of the board of directors who are not members of the delegated committee, and executives whose reports are desired by the committee, may attend and speak at meetings, but non-members may not vote. The delegated committee meets at least six times a year and whenever, in the opinion of chairman, it is advisable or in the interests of Prisa to do so or when two or more members of the delegated committee request that a meeting be called. The delegated committee is responsible for promptly reporting the business transacted and accounting for the work performed to the board of directors and keeping the board up-to-date on the business transacted and the resolutions adopted by the delegated committee. The delegated committee may engage its own external advisors when it is deemed necessary for the discharge of its duties. Resolutions must be adopted by an absolute majority of the committee members present and represented.

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

The audit committee has the following competencies:

a)	Report at annual shareholders’ meetings on issues related to its competencies raised by shareholders, pursuant to the provisions of law and the Shareholders’ Meeting Regulations.

b)	In connection with the preparation and publication of the Company’s financial information;

i.
Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii.
Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit.

iii.	Oversee the preparation and presentation of regulated financial information.

iv.	Review any admission or trading prospectus, and the information on the financial statements to be filed by the board with the markets and regulators.

c)	In connection with the external auditor of the Company;

i.	Propose to the board of directors the appointment of external account auditors pursuant to Section 263 of the Spanish Companies Act, to be submitted at the annual shareholders’ meeting.

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

d)	In connection with the internal audit services;

i.	Propose the selection, appointment, reappointment or removal of the person in charge of our internal audit service.

ii.	Oversee internal auditing services and the annual report of the internal audit department.

e)	Other competencies;

i.	Analyze and issue opinions concerning specific investment transactions when, owing to their importance, the board so requests.

ii.	Issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

iii.	Exercise all other competencies granted the committee in the Board of Directors Regulations.

iv.	Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called.

Likewise, the Board of Directors Regulations provide that the audit committee shall establish and oversee a procedure which may allow communication of relevant irregularities, especially regarding financial and accounting matters, in the Company. When these claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

This "Complaint Box" was implemented in 2011 and allows employees and/or third parties to file complaints.

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

c)	In connection with the internal rules of the Company:

i.	Propose to the board the approval of a Code of Ethics.

ii.	Propose to the board the approval of a Code of Conduct for employees.

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

D.	Employees

The table below indicates the number of Prisa employees employed as of December 31 for the years 2012, 2011 and 2010:

Number of Employees	2012	2011	2010
By category:
Executives	462	486	484
Middle management	1,481	1,526	1,564
Other employees	10,248	11,147	11,837
Total	12,191	13,159	13,885
By geographical origin:
Spain	6,313	7,042	7,750
International	5,878	6,117	6,135
Total	12,191	13,159	13,885

The decrease in the number of employees (Full Time Equivalents) from 13,159 to 12,191 is due to the different restructuring, workers adjustments reductions processes and non-replacement of employees undertaken by all of our companies mainly in Spain. In this sense, in 2012 we have undertaken employment reductions process in Spain negotiated with employee legal representatives and labor unions in Prisa Noticias, Prisa Corporation, Prisa Brand Solutions with an aggregate number of employees of 294 in Spain. Adjustments being undertaken restructuring via collective bargaining with the legal representation of employees and labor unions: 243 in Prisa Noticias, 24 in Prisa Corporation and 27 Prisa Brand Solutions.  The remaining reduction in 2012, 271 derives from adjustment processes in workforce reduction in others group's business units, as well as the previous ones, which were necessary to adapt the cost structure of the company's revenues. The remaining number of full time equivalents employees are due to the restructuration processes accomplished in the fiscal year 2011.

All measures have been implemented using suitable channels of negotiation and agreement from the will of the legal representatives of the workers and unions. The Group management commitment to its employees is act with the utmost transparency. The company has launched an extensive communication plan that has come to all the business units companies and where the company explained the strategy to address the profound changes in the market place and the impact of each measure to make. Regulations and adjustments have been undertaken since the responsibility and with a strong commitment to reaching agreement with the legal representation of workers and unions. During this process the company has recognized improved economic rights to the strictly legal to the dismissed employees, established by the new labor Spanish regulation, with the aim of adapting the PRISA practices in the restructuring process to real market practice on the media sector companies whose are also undertaking restructuring process in Spain.

E.	Share ownership

Our Beneficial Ownership

As of the date of this annual report, the nominal value of our issued share capital amounted to €99,310,215,00, represented by 661,608,304 Class A common shares, having a nominal value of €0.10 each, and 331,493,846 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

After the last capital increase, carried out on March 7, 2013 as a consequence of the execution of 66 Warrants and the conversion of 3,577,554 class B shares into 3,577,554 Class A shares (and the corresponding payment of the minimum dividend accrued until the conversion by payment of Class A shares), that is pending registration in the Mercantile Register of Madrid, the share capital shall amounted €99,388,437,60 € (represented by 665,968,084 Class A shares and 327,916,292 Class B shares).

The following tables set forth, to our knowledge, the beneficial ownership as of the date of this annual report of i) each of our current directors and ii) each of our current members of senior management.

Directors

Directors	Number of direct and indirect Class A Shares	Number of direct and indirect preemptive subscription rights implemented as Warrants	Number of direct and indirect Class B Shares or ADSs representing these shares
Juan Luis Cebrián Echarri (1c)	5,159,664	1,385,234	0
Fernando Abril-Martorell	1,065,211	0	0
Juan Arena de La Mora	83,653	16,498	0
Nicolas Berggruen (2)	22,648,531	0	33,438,840
Matías Cortés Dominguez	121,865	82	0
Martin Franklin (2)	13,789,341	0	20,314,092
Arianna Huffington (2)	400	0	0
Jose Luis Leal Maldonado	10,000	0	0
Gregorio Marañón y Bertrán de Lis	561,817	538,774	0
Alain Minc	104,003	0	0
Agnés Noguera Borel	69,254	660	0
Borja Jesús Pérez Arauna (4)	117,004	53,185	0
Manuel Polanco Moreno (1a) (3)	221,706,359	46,612,327	0
Emmanuel Roman	77,333	0	0
Harry Sloan (2)	127,333	0	0
Ernesto Zedillo Ponce de León	77,225	0	0

(1)Shareholder Agreements:

(a)
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

(b) Shareholder Agreement in Promotora de Publicaciones: On May 21, 1992, and in a document notarized by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timón and a group of shareholders of Prisa entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones and their participation therein. The principal undertakings set forth in the shareholders’ agreement are as follows: (i) each majority shareholder shall have at least one representative on the board of directors of Prisa and, to the extent possible, the governing body of Promotora de Publicaciones shall have the same composition as Prisa’s; (ii) the manner in which Promotora de Publicaciones shares shall be voted at Prisa’s general shareholders’ meetings will be previously determined by the majority members, and Promotora de Publicaciones members who are likewise members of Prisa’s board of directors shall vote in the same manner, following instructions from the majority shareholders; (iii) in the event that Timón sells its holdings in Promotora de Publicaciones, the remaining majority shareholders shall have the right to sell their shares of Promotora de Publicaciones on the same terms and conditions to the proposed buyer, to the extent that the foregoing is possible.

(c)Agreement of shareholders of Promotora de Informaciones S.A. (Prisa):
Regarding the Propu Shareholder agreement referred to in the preceding section,  that company agreed to implement the "Reversion Plan" pursuant to which its shareholders were offered the possibility of direct ownership of Prisa shares. This transaction was structured in the form of a reduction of capital, for which purpose Propu acquired some of its own shares, in exchange delivering shares and warrants of Prisa to the shareholders that had so decided, in the proportion corresponding thereto based on their interests in capital.

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

(2)
Of the indirect Class A shares held by Mr. Nicolas Berggruen (22,571,198) and which direct holder is BH Stores IV, B.V, 14,396,544 are represented by way of 3,599,136 ADRs representing Class A shares of Prisa.

Of the 127,333 Class A shares held by Mr Harry Sloan, 50,000 are represented by way of 12,500 ADRs representing Class A shares of Prisa.

Of the 13,789,341 Class A shares held by Mr Martin Franklin, 3,554,964 are represented by way of 888,741 ADRs representing Class A shares of PRISA.

The 400 Class A shares held by Ms Arianna Huffington, are represented by way of 100 ADRs representing Class A shares of Prisa.

Mr. Nicolas Berggruen is indirect owner (through BH Stores IV, B.V.) of 33,438,840 Class B shares of Prisa.

Mr. Martin Franklin is direct owner of 20,314,092 Class B shares of Prisa (documented by way of 5,078,573 ADSs representing those shares).

(3)
221,706,359 Class A Shares and 46,612,327 warrants held by Mr. Manuel Polanco include 221,591,841 ordinary shares and 46,509,859 warrants held by Rucandio through the entities and through the Agreement of shareholders of Promotora de Informaciones S.A. as indicated in the table below (see “Major Shareholders”).

(4)
Does not include the director’s holdings in the share capital of Promotora de Publicaciones through which the director has an indirect pecuniary interest in Prisa. See “Directors, Senior Management and Employees—Director and Executive Officer Conflicts of Interest.”

Members of Senior Management

Officer	Number of direct and indirect Class A Ordinary Shares	Number of direct and indirect preemptive subscription rights implemented as Warrants	Number of direct and indirect Class B shares or ADSs representing these shares
Javier Lázaro	0	0	0
Kamal M. Bherwani	8,473	0	0
Fernando Martinez	9,948	0	0
Antonio García-Mon	2,823	0	0
Andrés Cardó	9,041	9,036	0
Oscar Gómez Barbero	18,174	0	0
Pedro García Guillén	54,484	29,364	0
Miguel Angel Cayuela	26,477	0	0
Jose Luis Sainz Diaz	19,237	0	0
Bárbara Manrique	4,599	0	0
Virginia Fernandez Iribarnegaray	1,453	0	0

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the extent that our shares are represented by accounts in book-entry form, we do not keep a shareholder registry and our ownership structure cannot be known precisely.

Current Major Shareholders

As of the date of this annual report, the nominal value of our issued share capital amounted to €99,310,215.00, represented by 661,608,304 Class A common shares, having a nominal value of €0.10 each, and 331,493,846 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

After the last capital increase, carried out on March 7, 2013 as a consequence of the execution of 66 Warrants and the conversion of 3,577,554 class B shares into 3,577,554 Class A shares (and the corresponding payment of the minimum dividend accrued until the conversion by payment of Class A shares),  that is pending registration in the Mercantile Register of Madrid, the share capital shall amounted €99,388,437.60 (represented by 665,968,084 Class A shares and 327,916,292 Class B shares).

As of the date of this annual report, according to information available in the website of the Spanish National Securities Commission (CNMV), the beneficial owners of 3% or more (or 1% if resident in a tax haven) of our voting rights are the following:

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)	Number of Indirect Warrants (2)
Rucandio, S.A. (1)	0	221,591,841	33.49	46,509,859
BH Stores IV, B.V	22,571,198	0	3.41	(	*)

(1)	Rucandio has declared to the CNMV that it holds 221,591,841Class A shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights
Asgard Inversiones, SLU	17,487,164
Timón, S.A.	7,928,140
Promotora de Publicaciones, S.L.	77,248,921
Rucandio Inversiones Sicav, S.A.	339,094
Otnas Inversiones, S.L.	93,000,000

Furthermore the indirect holding declared by Rucandio includes 25,588,522 voting rights of  Prisa subject to the “Prisa Shareholder agreement” signed on December 22, 2011 (in which Rucandio indirectly holds the majority of votes), which is described under note 2 of section “Our Beneficial Ownership", above.

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

The Depositary of our American Depositary Receipts has informed us that as of March 4, 2013, there were 12,747,978 ADS-As outstanding held by 7 registered holders  and 49,319,637 ADS-Bs outstanding held by  6 registered holders.

Major Shareholders as of December 31, 2012

At December 31, 2012, the par value of our issued share capital was €99,132,289.90, represented by 651,054,490 Class A common shares, having a par value of €0.10 each, and 340,268,409 Class B convertible non-voting shares, having a par value of €0.10 each. The capital was fully subscribed and paid up.

At December 31, 2012, according to information available in the website of the Spanish National Securities Commission (CNMV), beneficial owners of 3% or more of our voting rights were as follows:

Shareholder’s Name	Number of Direct Voting Rights (Class A Shares)	Number of Indirect Voting Rights (Class A Shares)	Total % of Voting Rights (Class A Shares)
Rucandio, S.A. (1)	0	221,591,841	34.036
BH Stores IV, B.V	22,571,198	0	3.467
UBS AG	25,872,175	4,712	3.975

(1)	Rucandio declared to the CNMV that it held 221,591,841Class A shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights	Total % of Voting Rights
Asgard Inversiones, SLU	17,487,164	2.686
Timón, S.A.	7,928,140	1.218
Promotora de Publicaciones, S.L.	77,248,921	11.865
Rucandio Inversiones Sicav, S.A.	339,094	0.052
Otnas Inversiones, S.L.	93,000,000	14.285

The declared indirect interest of Rucandio, S.A. (221,591,841 voting rights) at December 31, 2012, was through Promotora de Publicaciones, S.L., Timón, S.A., Asgard Inversiones, S.A., Rucandio Inversiones SICAV, Otnas Inversiones, S.L. and, furthermore, included  25,588,522 voting rights subject to the Prisa Shareholder agreement signed on December 22, 2011, which is described under “section E. Share Ownership” of this Report.

(2)           BH Stores IV, B.V. is a subsidiary of Berggruen Holdings LTD, a 100% subsidiary of Nicolas Berggruen Charitable Trust. The ultimate beneficiary of the shares of BH Stores IV, B.V. is Nicolas Berggruen Charitable Trust. Mr. Nicolás Berggruen is a member of the Board of Directors of Berggruen Holdings.  Of the 22,571,198 voting rights declared by BH Stores, 14,396,544 are represented by 3,599,136 ADRs representing Class A ordinary shares.

Significant Changes During the Past Three Years

The most significant changes in our shareholder structure during the past three years are the following:

2012

Shareholder’s Name	Date of Transaction	Description of Transaction
HSBC Holdings plc	12/13/2012	crossed below 3% share capital threshold
HSBC Holdings plc	09/24/2012	crossed above 3% share capital threshold
Asset Value Investors Limited	01/05/2012	crossed below 3% share capital threshold
Daiwa Securities Group Inc.	03/15/2012	crossed below 3% share capital threshold
Daiwa Securities Group Inc.	03/01/2012	crossed below 5% share capital threshold
Bank of America Corporation	03/19/2012	crossed below 3% share capital threshold
Bank of America Corporation	03/01/2012	crossed above 3% share capital threshold
Bank of America Corporation	01/04/2012	crossed below 3% share capital threshold
UBS AG	08/10/2012	crossed above 3% share capital threshold
UBS AG	08/13/2012	crossed below 3% share capital threshold
UBS AG	10/25/2012	crossed above 3% share capital threshold
UBS AG	11/02/2012	crossed below 3% share capital threshold
UBS AG	11/16/2012	crossed above 3% share capital threshold
UBS AG	11/21/2012	crossed below 3% share capital threshold
UBS AG	11/23/2012	crossed above 3% share capital threshold
UBS AG	11/28/2012	crossed above 5% share capital threshold
UBS AG	11/30/2012	crossed below 5% share capital threshold
UBS AG	12/17/2012	crossed below 3% share capital threshold
UBS AG	12/20/2012	crossed above 3% share capital threshold
Deutsche Bank AG	10/05/2012	crossed below 3% share capital threshold
Deutsche Bank AG	09/24/2012	crossed above 3% share capital threshold
Deutsche Bank AG	07/09/2012	crossed below 3% share capital threshold
Rucandio, S.A. (1)	01/03/2012	crossed above 40% share capital threshold
Rucandio, S.A.. (1)	07/24/2012	crossed below 40% share capital threshold
Rucandio, S.A. (1)	12/05/2012	crossed below 35% share capital threshold

(1) Regarding Rucandio, S.A, it is noted that 35% and 40% decreases in the shareholding occurred by reason of "subsequent updating by reason of a change in the number of voting rights of the issuer".

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

Transactions with Current Directors of Prisa:

The following transactions with directors have been carried out under market conditions and have been authorized by Prisa according to the procedure required by Article 33 of the Board of Directors Regulations for conflicts of interest and transactions with directors, as described above under “Director and Executive Officer Conflicts of Interest”:

·
Prisa director Gregorio Marañón y Bertrán de Lis provided legal advisory services to Prisa Televisión, S.A.U. totaling €200,000 in 2010, €100,000 in 2011 and €90,000 in 2012,under a contract dated April 13, 2004, extended annually.

·
Cortés Abogados, of which Prisa director Matías Cortés Dominguez is a partner, provided legal advisory services and legal counsel amounting to  €22,111,000 in 2010 to Prisa and Prisa Televisión, S.A.U., €4,896,000 in 2011 to Prisa Televisión S.A.U,  and €401,000 and  €2,161,000 in 2012 to Prisa and Prisa Televisión, S.A.U., through Tescor Profesionales Asociados, S.L.P, or Tescor Profesionales, a company formed by Cortés Abogados, in several proceedings of various kinds (judicial review, civil, commercial and arbitration) as well as legal consulting services in various matters, including the business combination with Liberty.

·
Luis Cortés Dominguez, brother of the director Matías Cortés Dominguez, was hired in 2005 by Diario AS to assist as a lawyer in two lawsuits, a relationship which continues up to the date of this document. The bills for fees paid in this connection amounted to €80,000 in 2010.

·	Lastly, Prisa director Alain Minc provided strategic consulting services to Prisa Televisión S.A.U. amounting €150,000 in 2010, before his appointment as director of Prisa.

The table below sets forth transactions with companies controlled by Prisa or over which Prisa exercises significant influence that occurred in 2012.

Name of the Group Entity	Brief Description of the Transaction	Amount (Euros 000)
Beralan, S.L.	Distribution, transportation and logistics services rendered by Beralan, S.L. to print media of Prisa Group.	418
Beralan, S.L.	Income received by print media of Prisa Group for the purchase of copies and promotions by Beralan, S.L.	7,879
Distrimedios, S.L.	Distribution, transportation and logistics services rendered by Distrimedios to print media of Prisa Group.	1,292
Distrimedios, S.L.	Income received by print media of Prisa Group for the purchase of copies and promotions by Distrimedios, S.L.	10,183
DTS Distribuidora de Television Digital, S.A.	Dividends paid by DTS Distribuidora de Television Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.	19,933
Dédalo Grupo Gráfico, S.L.	Provision of printing services by several companies in which Dédalo Grupo Gráfico, S.L. has holdings, to several companies in which Prisa has holdings.	3,664
Ediciones Conelpa, S.L.	Purchase of magazines by Ediciones El País, S.L. from Ediciones Conelpa, S.L.	1,622
Ediciones Conelpa, S.L.	Loan for a total of €2,268,000, granted by Ediciones El País, S.L. to the company in which it holds holdings, Ediciones Conelpa, S.L.	2,268
Gelesa Gestion Logistica, S.L.	Distribution, transport and logistics services rendered by Gelesa Gestion Logistica to the print media of Prisa Group	7,732
Gelesa Gestion Logistica, S.L.	Income received by print media of Prisa Group for purchase of copies by Gelesa Gestion Logistica	33,584

Le Monde Libre	Prisa provided a joint and several guarantee to Le Monde Libre, amounting to €12,801,000, corresponding to the amount of the obligations acquired by the company from such holders of obligations reimbursable by shares, issued at the time by Le Monde.	12,801
Marina Press Distribuciones, S.L.	Distribution, transport and logistics services rendered by Marina Press Distribuciones, S.L. to the print media of Prisa Group.	1,330
Marina Press Distribuciones, S.L.	Income received by print media of Prisa Group for purchase of copies by Marina Press Distribuciones, S.L.	9,550
Mediaset España Comunicación, S.A.	Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and Ist participated Companies, as well as technical and administrative services rendered by these companies	745
Mediaset España Comunicación, S.A.	Income received by several companies in which Prisa has holdings, for technical and administrative services rendered to Mediaset Comunicaciones España, SA and its participated companies, as well as for sale of advertising space and rights to these companies.	29,914
Plural Jempsa, S.L.	Loans for a total of €1,171,000, granted by several companies of Grupo Prisa to Plural Jempsa.	1,171
Prisa Televisión, S.A.U	Revenue share of Real Madrid club sponsorship and merchandising, from the company Real Madrid Gestión de Derechos, S.L. in which Prisa Televisión holds an interest.	12,034
Prisa Televisión, S.A.U	Costs related to the participation in the income of the company Real Madrid Gestión de Derechos, S.L. in which Prisa Televisión holds an interest, for sponsorship and merchandising of Club Real Madrid	2,650
Prisa Televisión, S.A.U	Dividends received by Prisa Televisión, S.A.U for its shareholdings in Mediaset España Comunicación, S.A.	9,734
Sociedad Española de Radiodifusión, S.L.	Dividends paid by Sistemas Radiopolis, S.A. de CV to its shareholder Sociedad Española de Radiodifusión, S.L.	3,993
Sociedad Española de Radiodifusión, S.L.	Loans granted by Sociedad Española de Radiodifusión, S.L. to the companies in which it holds holdings, W3comm Concesionaria, S.A. de CV and Green Emerald Business Inc.	4,567
Val Disme, S.L.	Distribution, transport and logistics services rendered by Val Disme, S.L. to the print media of Prisa Group.	1,027
Val Disme, S.L.	Income received by print media of Prisa Group for purchase of copies and promotions by Val Disme, S.L.	12,942

It should be noted that:

i) Printing services provided by several companies in which Dédalo Grupo Gráfico has holdings to different companies in which Prisa has holdings, correspond to the period January-March 2012. Thereafter Dédalo Grupo Gráfico became part of the consolidated  Prisa Group.

ii) In addition to the transactions described in the table above, there have been the following: i) services provided to  Prisa Group companies by other investee companies, for an aggregate amount of 4,466,000 euros, and ii) services provided by  Prisa Group companies to other investee companies, for an aggregate amount of 19,608,000 euros.

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

In view of the legal proceedings of which we are aware, we believe that financial provisions for third-party liability recognized in accordance with current legislation were sufficient to cover the amount estimated as of December 31, 2012 as being necessary to meet third-party liability that may arise from existing and potential legal claims and proceedings to which we are party.

Proceedings Brought by Cableuropa, S.A.U.

On December 1, 2009, the Court of First Instance No. 3 of Colmenar Viejo ordered Sogecable (currently known as Prisa Televisión) to pay compensation of approximately €44 million plus interest to Cableuropa, S.A.U., or ONO, with respect to damages resulting from Prisa Televisión’s distribution of certain specialized television channels produced by Prisa Televisión’s subsidiary, Canal Satélite Digital, S.L. We appealed this decision to the Provincial Court of Madrid, and ONO entered into an agreement with Prisa Televisión to not enforce the judgment while the appeal was pending. Pursuant to this agreement (i) ONO paid to Audiovisual Sport, S.L., or AVS, a subsidiary of Prisa Televisión, funds owed by ONO to AVS and (ii) Prisa Televisión paid to ONO €47 million in cash. On May 18, 2012 Prisa Televisión and ONO signed a settlement agreement pursuant to which Prisa Televisión agreed to withdraw its appeal and ONO agreed to reimburse half the amount that Prisa Televisión had paid, thus putting an end to litigation on this issue.

ONO has also sued Audiovisual Sport, S.L., or AVS, a subsidiary of Prisa Televisión, and Prisa Televisión for the reimbursement of approximately €19 million plus an amount to be determined for the 2006/07, 2007/08 and 2008/09 seasons, together with interest paid by ONO. These payments were made in connection with the pay-per-view soccer broadcasting agreements entered into among ONO, the cable operators forming part of Auna (subsequently merged into ONO) and AVS. On March 4, 2010, Madrid Commercial Court No. 7 rendered a decision upholding ONO’s claim in this matter and ordering AVS and Prisa Televisión to jointly and severally pay approximately €30 million, plus an amount to be determined for the 2007/2008 and 2008/2009 seasons (approximately €29 million, including interest). AVS and Prisa Televisión have reached an agreement with ONO to prevent preliminary judicial execution of the ruling and agreed to a payment schedule starting January 2011, which was later delayed to March 2011. The full amount already paid by Prisa Televisión amounts to approximately €59 million. On May 18, 2012 AVS, Prisa Televisión and ONO signed a settlement agreement pursuant to which AVS and Prisa Televisión agreed to withdraw the appeal and ONO to reimburse half the amount that AVS had paid, thus putting an end to litigation on this issue.

Proceedings with Collective Rights Management Associations

As regards to litigation that Prisa Televisión and its subsidiaries have maintained in the past with different collective rights management associations, such as AGEDI, AIE, SGAE and AISGE, all the respective claims have been settled through different agreements and as of the date hereof have been fully terminated.

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

On December 23, 2011, the Mercantile Court num.7 of Barcelona ruled dismissing the opposition raised by AVS, and approved the proposal of settlement with creditors and ceasing therefore the effects of insolvency. AVS has presented an appeal against the ruling of the Mercantile Court Num.7 of Barcelona, and simultaneously against all the resolutions issued during the procedure, which according to the Insolvency Act, are appealable in the current procedural phase, and which have rejected the incidents issued by AVS and destined to the correct integration of the asset and liability masses in the Insolvency process.

In a judgment dated November 14,  2012 the Provincial Court of Madrid confirmed the substance of the March 15, 2010 judgment of Madrid Court of First Instance num. 36, granting Mediapro’s appeal only as regards the duration of the July 24, 2006 contract, which the resolution declared finished at the end of season 2008/2009. Both Prisa Televisión and AVS have filed appeals against this last decision before the Spanish Supreme Court (Tribunal Supremo).

With regards to the insolvency proceedings, on October 24, 2012, the Provincial Court of Barcelona dismissed the appeal filed against the judgment approving the mentioned creditor’s settlement. The remaining appeals before this court are still pending.

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

AVS and Prisa Televisión have appealed the NCC ruling, requesting that the voiding of clause 5 and its finding that the agreement on rights sharing is valid only through the end of the 2008/2009 season be overturned. Furthermore, AVS and Prisa Televisión have requested that the court in which the appeal will be heard declare the NCC ruling unenforceable, and enforcement of the resolution was stayed pending the judicial determination. The Court rejected AVS's request regarding the enforceability of the NCC ruling. However, until the appellate court issues a decision on the main proceedings, there can be no final determination of the effects against AVS and Prisa Televisión.

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

NCC Proceedings against DTS, Mediapro and Telefónica in connection with the channels Canal+ Liga and Canal+ Liga de Campeones.

On December 7, 2012 the Research Division of NCC has opened disciplinary proceedings against DTS, Telefónica and Mediapro for possible anti-competitive practices in the audiovisual sector. This case has its origin in several complaints from cable and telecom operators for possible breaches of competition law in connection with the operation of the channel "Canal + Liga" and "Canal + Champions League". Both channels are produced and marketed by DTS, with Canal+ Liga focused on the broadcasting of regularly scheduled national soccer events (Liga and Copa) and Canal+ Liga de Campeones on the Champions League.

The Research Division believes that there could be evidence of a violation of Article 1 and 2 of Law 15/2007, of 3 July, the Defense of Competition (LDC) and Article 101 and 102 of the Treaty on the Functioning of the European Union (TFEU).

The opening of this proceeding does not prejudge the final outcome of the investigation. A maximum period of 18 months for the investigation and the resolution of the case by the NCC has now been opened.

Proceedings against DTS brought by Spanish Club Real Betis Balompié

On November 7, 2011 DTS was notified of a suit filed by the Bankruptcy Administration of Real Betis Football Club at the Commercial Court No. 1 of Seville (bankruptcy incident num. 1037/2011). The dispute has its origin in the disagreement between DTS and the aforementioned Club on the nature of a prepayment of €10 million, paid to the Club by DTS pursuant to a contract dated October 11, 2007 regarding the grant of broadcasting rights for several seasons. The Club believed that said payment was a signing bonus and DTS an advance payment. DTS answered the complaint on November 22, 2011 and the hearing was held on January 20, 2012. On April 2, 2012 the first instance ruling rejected DTS’s position. On May 24, 2012 DTS, the Club and the Bankruptcy Administration signed a settlement agreement by which the litigation ended. Under this agreement, €2.5 million of the €10 million payment were considered an advance of the license fee for 2011/2012 season. The remaining €7.5 million will be applied proportionately as a higher license fee of the price agreed for seasons 2012/2013 to 2014/2015, for which the Club and DTS have signed a new contract. This settlement agreement was approved by the Court in an order made on June 27, 2012.

Proceedings Against DTS brought by a teleshopping company

A Spanish teleshopping company, European Home Shopping, SL ("EHS") has sued DTS claiming €1.2 million in compensation for discriminatory treatment against a teleshopping channel “Canal Club”, regarding economic conditions of access to the platform Digital + (now named as Canal +), agreed with EHS through an agreement dated July 21, 2005. This claim is rooted in the counterclaim made by EHS against Sogecable Media (now absorbed into Mediaset España) and DTS, following the previous demand against EHS made by Sogecable Media claiming an unpaid amount for advertising contracted by EHS to be broadcast on channel 40 Latino in DTT. The pretrial hearing has been scheduled for December 16, 2013.

Enforcement Actions Against Prisa Televisión and AVS by the Telecommunications Market Commission

On December 12, 2008, the Telecommunications Market Commission, or TMC, issued a disciplinary decision against Prisa Televisión for alleged failure to respond to the TMC’s requests for information in relation to Prisa Televisión compliance with the provisions of the Resolution of the Council of Ministers of November 29, 2002. Compliance with these provisions was a condition of the TMC’s approval of the merger of Vía Digital into Prisa Televisión. The TMC also issued a disciplinary sanction against AVS on the same grounds. Both Prisa Televisión and AVS have filed appeals against those decisions in the administrative courts. In a judgment of April 26, 2012, the High Court dismissed the administrative appeal filed by AVS against the decision of the MTC of December 12, 2008. The appeal filed by Prisa Televisión is pending.

Proceedings brought by Cable Operators regarding Prisa Televisión’s thematic channels

In 2003 and 2004, the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión, S.A.U (at the time Sogecable) to its subscribers. The CMT announced its decisions, partially favourable to these requests in 2004 and in 2005. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court against these decisions, which was rejected. Subsequent to the offer submitted by Prisa Televisión, in January 2008 the Madrid Court of First Instance no. 43 closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT. The legal proceedings filed by the referred cable operators for executing the mentioned CMT’s decision continue its course before the respective courts.

Action against Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions)

On November 24, 2011, the National Competition Commission issued a sanctioning resolution against Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions) for an alleged offence regarding competition, for a project of joint commercialization of advertising space in written press and in a Sunday supplement edited with another editor group. Both Prisa and the aforementioned editor group have filed an administrative contentious appeal against this resolution which remains pending.

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

Dividend Information

Prisa has not paid any dividends per Prisa ordinary share with respect to the past five fiscal years. The table set forth below presents the dividends paid by Prisa in respect of the last five calendar years in euros per share and in dollars per share (calculated using the Bloomberg 5 p.m. euro to dollar exchange rate on the date Prisa paid each dividend):

	Dividends Paid to Prisa Class B Shares
Fiscal Year (in respect of)	Euros per share	€/$ Exchange Rate(1)	Dollars per share

2010 (1)	0.014583	1.4174	0.020670
2011 (2)	0.175	_	_
2012 (3)	0.175	_	_

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

(2)
The Shareholders Meeting held on June 30, 2012 resolved to modify article 6.2. of the Company`s Bylaws so that the minimum preferred dividend on non-voting Class B shares (€0.175  per share) may be paid, without distinction, at the election of the Company, in cash, in Class A shares or as a combination of both. Authority to choose one or the other manner of payment will correspond to the Company, and may be exercised in its discretion both regarding the annual minimum dividend payment in the amount of €0.175  per share, and regarding payment of the proportional part of the minimum dividend accruing in the event of conversion of the non-voting Class B shares into Class A shares on the initiative of the owners of those Class B shares during each of the time windows established for that purpose. Class A shares the Company delivers in exercise of its discretionary authority will be valued at €1,00 per share. Thus, if payment of the dividend is made in Class A shares, the owners of Class B shares entitled to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend corresponding to them by the aforesaid amount of €1,00. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number, and the difference will be paid by the Company in cash.

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, the Shareholders Meeting held on June 30, 2012 resolved to pay the preferred minimum annual dividend on the Class B shares for the 2011 financial year, by way of delivery of newly-issued Class A shares. For that purpose and not being distributable profits in the aforesaid 2011 financial year, share capital was increased in the amount of € 6,409,711.60 against the issue premium created upon issue of the Class B shares, through the issuance and circulation of 64,097,116 ordinary shares.

Likewise, the Shareholders Meeting held on June 30, 2012 approved a capital increase against the issue premium created upon issue of the Class B shares,  required to pay the Class B preferred dividend with Class A ordinary shares accrued during the 12 months following to June 30, 2012, in twelve tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion (each of them in the amount indicated in the resolution).

 (3) Shareholders Meeting will resolve how to pay the preferred minimum annual dividend on the Class B shares for the 2012 financial year. This Meeting has not been called yet. As referred above, preferred minimum annual dividend on the Class B shares for the 2011 financial year has been paid in full by way of delivery of newly-issued Class A shares. Additionally, Class B preferred dividend accrued by reason of conversion en each tranches following to June 30, 2012, have been also paid in full by way of delivery of newly-issued Class A shares.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of our shares:

	Price of Prisa Class A Shares (1)
	High	Low
	(Euros per share)
Annual Data (Year Ended December 31)
2008	13.10	2.11
2009	4.62	0.94
2010	4.26	1.39
2011	2.25	0.65
2012	0.87	0.22
Quarterly Data
1Q 2011	2.16	1.43
2Q 2011	2.25	1.34
3Q 2011	1.64	0.76
4Q 2011	0.95	0.65
1Q 2012	0.87	0.57
2Q 2012	0.56	0.29
3Q 2012	0.43	0.31
4Q 2012	0.38	0.22
Monthly Data
September 2012	0.43	0.38
October 2012	0.38	0.32
November 2012	0.34	0.28
December 2012	0.30	0.22
January 2013	0.33	0.24
February 2013	0.28	0.23

	Price of Prisa Class B Shares (2)		Price of Prisa ADS-A (3)		Price of Prisa ADS-B (4)		Price of Prisa Warrants (5)
	High	Low	High	Low	High	Low	High	Low
	(euros per share)		(dollars per ADS)		(dollars per ADS)		(euros per share)
Annual Data (Year Ended December 31)
2011	2.25	0.65	12.86	3.58	12.85	3.88	0.48	0.06
2012	0.85	0.21	4.47	1.06	4.71	1.06	0.09	0.01
Quarterly Data
1Q 2011	2.09	1.83	11.83	7.33	11.97	9.30	0.48	0.22
2Q 2011	2.09	2.00	12.86	7.78	12.85	9.07	0.48	0.28
3Q 2011	2.00	1.25	9.43	3.86	10.13	4.12	0.36	0.09
4Q 2011	1.25	0.74	4.94	3.64	5.38	3.88	0.11	0.06
1Q 2012	0.85	0.68	4.47	3.21	4.71	3.63	0.09	0.03
2Q 2012	0.69	0.51	3.15	1.52	3.71	2.31	0.03	0.01
3Q 2012	0.55	0.45	2.19	1.58	2.62	2.01	0.02	0.01
4Q 2012	0.45	0.21	1.86	1.06	2.11	1.06	0.01	0.01
Monthly Data
September 2012	0.50	0.45	2.19	1.85	2.40	2.10	0.01	0.01
October 2012	0.45	0.34	1.86	1.56	2.11	1.60	0.01	0.01
November 2012	0.34	0.32	1.63	1.33	1.76	1.36	0.01	0.01
December 2012	0.31	0.21	1.47	1.06	1.50	1.06	0.01	0.01
January 2013	0.23	0.22	1.63	1.20	1.58	1.18	0.01	0.01
February 2013	0.26	0.23	1.47	1.15	1.44	1.25	0.01	0.01

(1)	Prisa Class A shares are ordinary shares trading on the Spanish Market (Mercado Continuo).

(2)	Prisa Class B shares are non-voting convertible shares trading on the Spanish Market (Mercado Continuo).

(3)	Prisa ADS-A represent ordinary shares and trade on the NYSE.

(4)	Prisa ADS-B represent non-voting convertible shares and trade on the NYSE.

(5)	Warrants trading on the Spanish Market (Mercado Continuo).

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

Description of Our Share Capital

Class A ordinary Shares, Non- voting convertible Class B Shares and Warrants (Extraordinary shareholders’ meeting of Prisa of November 27, 2010):

As indicated in Item 4, we signed an agreement (“Business Combination Agreement” or “BCA”) on March 5, 2010, with the US company Liberty Acquisition Holdings Corp (which had the legal form of a “special purpose acquisition company”), consolidated into a new text called the “Amended and Restated Business Combination Agreement”, in August 2010.

Under this agreement, Prisa carried out the following capital increases, which were approved by the extraordinary shareholders’ meeting of Prisa of November 27, 2010:

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

Ordinary Class A Shares and non-voting convertible Class B shares quote in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Automated Quotation System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) on the New York Stock Exchange.

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

Convertible Bonds ( Ordinary shareholders´ meeting of Prisa of June 30, 2012):

The shareholders meeting held on June 30, 2012 approved an issuance of bonds mandatorily convertible into newly-issued Class A common shares of the Company (the “Bonds”), which was carried out in two tranches:

i)
Tranche A (amounted to 334,000,000 Euros). This tranche was subscribed by the following creditor Institutions: (i) Banco Santander , S.A. amounting 100 million euros through partial exchange of credits (bridge loan), (ii) Caixabank, S.A., amounting 100 million euros through partial exchange of credits (bridge loan) and, (iii) HSBC, Bank Plc, Office in Spain, amounting 134 million euros through partial exchange of credits (subordinated loan).

Both, the bridge loan and the subordinated loan, are described in “Bank Borrowings”.

ii)	Tranche B (amounted to 100,000,000 Euros) was subscribed by Telefónica, S.A. by cash contribution.

The Bonds were issued at par value, have a unit face value of 100,000 Euros, accrue monthly interest from their issuance which is usually settled and have a term of 2 years.

The bondholders may request their conversion into Class A shares at any time before the final maturity date (July 2014). In this case, the Company shall issue Class A shares resulting from the conversion price within the month following the request of early conversion.

The Bonds shall be mandatorily converted into Class A common shares on the final maturity date. The interest accrued and not paid until the conversion date will be paid in cash. The price of the Prisa shares for purposes of conversion will be 1.03 Euros and will be adjusted under certain circumstances provided in the resolution.

At the same shareholders meeting (June 30, 2012) was approved an increase of capital by the amount necessary to cover the conversion of convertible Bonds issued by the Company, up to an initially contemplated maximum of 421,359,223 Class A shares.

Amendments of the Share Capital during 2012

Both the share capital and the number of shares of each class have been amended several times, during the year 2012, on the occasion of the following transactions:

i)	Capital increases corresponding to windows 13 to 24 for execution of PRISA Warrants. The execution of Warrants resulted in subscription of an equivalent number of newly-issued Class A common shares.

ii)
In addition to the execution of Warrants in the above windows, on January 3, 2012 was formalized the exercise of 75,000,000 Warrants by OTNAS INVESTMENTS, SL (OTNAS), in an amount of 150,000,000 euros. OTNAS is a company indirectly owned by RUCANDIO, S.A. through TIMON, S.A., ASGARD INVERSIONES, S.L.U, PROMOTORA de PUBLICACIONES, S.L. and the Prisa Shareholder agreement to the extent of 83.58%, by BERGGRUEN ACQUISITION HOLDINGS to the extent of 8.21%, and by Mr. Martin Franklin to the extent of 8.21%. (See “Current Major Shareholders”)

iii)	Holders of Class B shares have exercised, on several occasions, the conversion rights into Class A shares.

iv)	Likewise in 2012 the following capital increases have been carried out, through the issuance of Class A shares, for the payment of:

o     The minimum annual dividend of Class B shares for the year 2011 (by virtue of the resolution passed at the shareholders meeting held on June 30, 2012): For purposes of covering payment of the annual minimum dividend on Class B shares for the 2011 financial year, there not being distributable profits in the aforesaid 2011 financial year, share capital was increased in the amount of€ 6,409,711.60 against the share premium reserved created upon issuance of the Class B shares, through the issuance and circulation of 64,097,116 ordinary shares.

o     The minimum dividend accrued up to the time of conversion of class B shares into class A shares. The General Shareholders Meeting held on June 30, 2012 approved a capital increase against the share premium reserve created upon issuance of the Class B shares,  required to pay the Class B preferred dividend with Class A ordinary shares accrued during the 12 months following to June 30, 2012, in twelve tranches corresponding to each of the periods during which the minimum dividend may be accrued by reason of conversion (each of them in the amount indicated in the resolution).

As of December 31, 2012, the par value of the share capital issued by Prisa was €99,132,289.00, represented by 651,054,490 Class A common shares, having a par value of €0.10 each, and 340,268,409 Class B convertible non-voting shares, having a par value of €0.10 each.

 Share Capital as of the date of this report

As of the date of this annual report, the nominal value of our issued share capital amounted to €99,310,215,00, represented by 661,608,304 Class A common shares, having a nominal value of €0.10 each, and 331,493,846 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

After the last capital increase, carried out on 7 March 2013 as a consequence of the execution of 66 Warrants and the conversion of 3,577,554 class B shares into 3,577,554 Class A shares (and the corresponding payment of the minimum dividend accrued until the conversion by payment of Class A shares),  that is pending registration in the Mercantile Register of Madrid, the share capital shall amounted €99,388,437,60 € (represented by 665,968,084 Class A shares and 327,916,292 Class B shares).

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

In accordance with the Class B Shares Issue Resolution (approved at the extraordinary shareholders’ meeting held on November 27, 2010), the holders thereof were entitled to receive a minimum dividend in cash of 0.175 euros per share and, in the case of early conversion of the Class B shares, the proportional part of the minimum dividend accrued during the voluntary conversion windows until the time of its conversion. In both cases, the dividend was to be paid in cash, against distributable profits and, in the absence thereof, against the special reserve from issue premium established for that purpose.

At the shareholders’ meeting held on June 30, 2012, the scheme for payment of the minimum dividend corresponding to the Class B shares was modified, allowing payment thereof in cash, Class A shares or a combination of both.

Currently, the holders of the Class B convertible non-voting shares will be entitled to receive, from the date of their issue until their transformation into Class A common shares, a minimum annual  dividend of 0.175 euros per share, provided that there are distributable profits, in accordance with the terms and limitations set forth in article 273 of the Spanish Companies Act, or provided that there is a positive balance of the issue premium reserve, which reserve was created upon issue of the Class B convertible non-voting shares, in accordance with the provisions of the issue resolution, provided that there are no legal restrictions on such payment.

The aforesaid dividend will be paid, at the election of the Company, in cash, in Class A shares or as a combination of both. If the Company decides to pay it in cash, it will pay the amount of 0.175 euros per Class B share. If it decides to pay it in Class A common shares, it will deliver shares corresponding to that amount based on valuing each Class A common share at 1 euro. Thus, if payment of the dividend is made in Class A shares, the holders of Class B shares with the right to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend that would have corresponded to them by the aforesaid amount of 1 euro (irrespective of the share market price).

The Company's discretionary authority to pay the minimum dividend on the non-voting Class B shares in cash, in Class A shares or as a combination of both also will apply, using the same rules for calculation and valuation, to the proportional part of the dividend accruing in the event of conversion of the non-voting Class B shares into Class A common shares using the procedure contemplated in section c) below (Conversion).

Payment of the dividend in Class A shares may be made using Class A shares already issued by the Company and held as treasury stock, or using newly-issued Class A shares. In the latter case, the Class A shares will be issued by way of a capital increase against the profits that would have corresponded to the Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares, which will be restricted except for payment of the minimum dividend and payment of the par value of the Class A common shares in excess of the number of non-voting convertible Class B shares that are converted, if the conversion ratio is other than 1 to 1 based on the provisions of section b) below. The restricted nature of the aforesaid reserve will be maintained until all of the non-voting convertible Class B shares have been converted into Class A common shares and the minimum dividends referred to in this article have been fully paid.

To that end, the Company submits such resolutions for capital increases against reserves as may be necessary for approval of the General Meeting.

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

The minimum dividend corresponding to the Class B convertible non-voting shares, either in cash, Class A Shares, or a combination of both,  must be paid as soon as possible, after holding the ordinary general shareholders’ meeting for each fiscal year, and in any event before 30 September of each year. The minimum dividends will be paid in respect of the completed fiscal year to which the annual accounts approved at the ordinary general meeting resolving payment of the minimum dividend relate.

At the shareholders’ meeting held on June 30, 2012 was approved to pay the full amount of the annual minimum dividend for the 2011 financial year in Class A Shares, and for purposes of covering such payment (there not being distributable profits in the aforesaid 2011 financial year), it was approved to increase the Company's capital against the issue premium created upon issue of the Class B shares, to the extent allocated to this purpose.

In the event of conversion, the holders of the Class B convertible non-voting shares will be entitled to receive , on or before the day they are delivered the common shares resulting from the conversion, any minimum dividend not paid before that date (including the proportional part of the minimum dividend corresponding to the number of days elapsed from the beginning of the year in which the conversion occurred), provided and to the extent that there are distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares.

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

At the shareholders’ meeting held on June 30, 2012 it was also resolved to consider the possibility of payment in Class A shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 12 months following adoption of that resolution. In order to pay such minimum dividends as may accrue by reason of early conversion of the Class B shares in Class A shares, was resolved to increase capital against the issue premium reserve created upon issuance of the Class B shares, to the extent allocated to this purpose, in twelve tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion.

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

Class B convertible nonvoting shares will give their holders the same rights as contemplated by law, and the rights of Class A common shares except as provided in the foregoing sections and by law, including the rights of information and attendance at the Company’s general shareholders’ meeting.

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

Supermajority voting rights

Our bylaws require the affirmative vote of at least 75% of the total voting power of our issued shares, present or represented at a shareholders’ meeting, to approve any proposal submitted to shareholders with the respect to any of the following actions:

●
amendments to our bylaws, including any change to our corporate purpose, and any increase or decrease in the share capital of Prisaexcept for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

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

Law 19/2003 (July 4, 2003) updated Spanish international exchange controls by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. This law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures that are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a framework for the regulation of foreign investments in Spain which, on a general basis, no longer requires the prior consent or authorization of authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining and telecommunications, among others, discussed below). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), require notice before and after execution of the investment, except that no prior notice is required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 50%. In specified circumstances, the Council of Ministers may agree to suspend all or part of Royal Decree 664/1999 when proposed by the Minister of Economy, or, in some cases, by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These requirements include a determination that the investment, due to its nature, form or condition, affects, or may potentially affect, activities relating to the exercise of public powers, national security or public health. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry outh the investment.

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

U.S. Federal Income Tax Considerations

Taxation of distributions on Prisa ADSs

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, to the extent paid out of Prisa’s current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions (including constructive distributions, if any, and any distributions in lieu of an adjustment to the conversion ratio of the Prisa Class B convertible non-voting shares) made with respect to Prisa ADSs will constitute dividends for U.S. federal income tax purposes. In addition, cefrtain distributions of Prisa stock or ADSs paid to a U.S. Holder may be taxable to the extent of the value of the stock or ADSs distributed depending on what distributions made to other classes during prior to, at the same time as or subsequent to the stock distribution. The gross amount of dividends that a U.S. holder receives will be includible in the income of a U.S. holder as foreign source ordinary dividend income. Because Prisa does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations.

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

Subject to applicable limitations, including the discussion above regarding concerns expressed by the U.S. Treasury, certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation with respect to stock represented by American Depositary Receipts if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including that (i) the American Depositary Receipts are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) that provides for an exchange of information program. Although we currently believe that distributions on the Prisa ADSs that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that this will continue to be the case.

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

Material Spanish Tax Considerations

The following is a discussion of certain material Spanish tax consequences of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares by a Qualifying Shareholder (as defined below). This discussion is based on current Spanish law and practice, which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Treaty. For purposes of this discussion, the Spanish tax consequences to holders of Prisa ADS-As and Prisa ADS-Bs will be the same as if such holders held the underlying Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively.

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

Taxation for Spanish Individual shareholders

Individual shareholders who cease to be U.S. tax residents and become Spanish residents for Spanish tax purposes will be subject to Spanish tax at progressive tax rates, during 2013, of up to 27% on any dividends (after taking into account the €1,500 exempted amount) and capital gains due to the transfer of Prisa Shares that would have been more than one year in the Individual shareholders patrimony, that exceed, in the aggregate, €24,000 in any taxable year. The specific tax rates are contained in the table below:

Dividends and capital gains (Euro)	Tax rate (%)
From 0 to 6,000	21
From 6,001 to 24,000	25
24,001 Onwards	27

However, the capital gains and losses that arise due to the transfer of Prisa Shares that would have been less than one year in the Individual shareholders patrimony are taxed at general tax rate.

Spanish VAT and Transfer Tax

The subscription for, and acquisition and transfer of, Prisa ADSs or Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares are each exempt from Spanish value added tax and Transfer Tax (Impuesto sobre Transmisiones Patrimoniales). Additionally, no stamp duty or registration tax is levied on a qualifying shareholder with respect to such subscription, acquisition and transfers.

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

Interest Rate Risk

We are exposed to interest rate risk from our interest-bearing debt obligations, which are undertaken in variable interest rates. The interest rate on these instruments is mostly based on a rate of one-month Euribor plus the applicable margins. We manage certain specific exposures to both long and short term liabilities using interest rate derivatives to limit the impact of interest rate increases. These contracts mature between the second half of 2012 and 2015.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate derivatives the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Their corresponding fair value as of December 31, 2012 is also indicated. The information is presented in euros, which is our reporting currency. Information on the following contract terms is provided:

·	For swaps: notional amounts and characteristics of payments made and received.

·	For debt obligations: principle amounts and characteristics of the interest payments.

As of December 31, 2012	2013	2014	2015 and Thereafter	Total	Fair Value 12/31/12
Interest rate options	(thousands of euros)
Swap in EUROS (1)	134,000	—	—	134,000	(855)
Swap in EUROS (2)	100,000	100,000	100,000	100,000	(1,296)
Swap in EUROS (3)	50,000	50,000	50,000	50,000	(702)
Swap in EUROS (4)	50,000	50,000	50,000	50,000	(638)
Swap in EUROS (5)	100,000	100,000	100,000	100,000	(601)
Total				434,000	(4,092)

(1)	Pursuant to the Swap contract, we currently pay a fixed rate of 1.745% on the notional amount of the swap. In exchange, we receive, each month the current 1-month Euribor floating rate.

(2)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.759% on the notional amount of the swap. In exchange, We receive each month the current 1-month Euribor floating rate.

(3)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.750% on the notional amount of the swap. In exchange, We receive each month the current 1-month Euribor floating rate.

(4)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.6975% on the notional amount of the swap. In exchange, We receive each month the current 1-month Euribor floating rate.

(5)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.420% on the notional amount of the swap. In exchange, We receive each month the current 1-month Euribor floating rate.

The following table presents a sensitivity analysis showing changes in the fair value of our derivatives, as of December 31, 2012, to changes in the euro interest rate curve that we consider reasonable:

Sensitivity (before tax)	12/31/12
(thousands of euros)
+0.5% (increase in interest rate curve)	4,046
- 0.5% (decrease in interest rate curve)	(4,046)

The sensitivity analysis reveals that the negative fair value of the interest rate derivatives decreases in response to an increase in the interest rate curve, partially reducing the projected higher cost of borrowings. For floating-rate financial debt, a 0.5% increase in interest rates would increase borrowing costs by €15.2 million in 2013.

	Liabilities Maturing During Fiscal Year
	2013	2014	2015	2016 and Thereafter	Total	As of December 31, 2012
	(thousands of euros except for percents)
Liabilities long term
Prisa Syndicated Loan and Credit Facility (EUR)	-	1,282,544	-	-
Syndicated Loan Arrangement Costs	-	(1,937)	-	-	1,280,607	1,276,905
Interest Rate - Euribor 1m + spread	-	Eur 1m + 2.35%	-	-
Bridge Loan Agreement (EUR)	-	-	1,340,882	-
Bridge Loan Agreement Costs	-	-	(42,173)	-	1,298,709	1,288,363
Interest Rate - Euribor 1m + spread	-	Eur 1m + 2.75%	Eur 1m + 2.75%	-
Dédalo Syndicated Loan and Credit Facility (EUR)	-	26,510	14,100	-
Dédalo Syndicated Loan Arrangement Costs	-	(240)	(40)	-	40,330	40,142
Interest Rate - Euribor 1m + spread	-	Eur 6m + 2.00%	Eur 6m + 2.00%	-
Bilateral Loans (EUR)	-	-	128,345	-	128,345	127,322
Average Interest Rate - ref.Euribor	-	-	(1)	-
Bilateral Loans (USD)	-	-	13,757	-	13,757	13,647
Average Interest Rate - ref.Euribor	-	-	(1)	-
Loans (EUR)	-	28,191	47,179	11,107	86,477	85,578
Average Interest Rate - ref.Euribor	-	(1)	(1)	(1)
Loans (COP)	-	21	-	-	21	21
Leasing and other debt.	-	12,958	3,597	1,985	18,540	18,398

Liabilities short term
Dédalo Syndicated Loan and Credit Facility (EUR)	39,790	-	-	-
Dédalo Syndicated Loan Arrangement Costs	(240)	-	-	-	39,550	39,540
Interest Rate - Euribor 1m + spread	Eur 6m + 2.00%
Bilateral Loans (EUR)	73,755	-	-	-	73,755	73,737
Average Interest Rate - ref.Euribor	(1)	-
Bilateral Loans (USD)	14,946	-	-	-	14,946	14,942
Bilateral Loans (CLP)	5,354	-	-	-	5,354	5,351
Bilateral Loans (MXN)	853	-	-	-	853	853
Bilateral Loans (ARS)	759	-	-	-	759	759
Bilateral Loans (COP)	984	-	-	-	984	984
Loans (EUR)	30,394	-	-	-
Loan Arrangement Costs	(514)	-	-	-	29,880	29,871
Average Interest Rate - ref.Euribor	(1)	-
Loans (BRL)	11,145	-	-	-	11,145	11,143
Loans (COP)	9	-	-	-	9	9
Leasing and other debt	28,232	-	-	-	28,232	28,217
Total	205,467	1,348,047	1,505,647	13,092	3,072,253	3,055,782

(1)	“Eur 1m” refers to the one-month Euribor rate. The rates provided in this table are the reference rates at which we pay interest under each of our respective lending arrangements.

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

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign currency exchange rates. For material foreign exchange derivatives the table presents notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These contracts mature in 2013. Their corresponding fair value as of December 31, 2012 is also indicated.

		Notional Value of Contracts
		Maturing During Fiscal Year			Fair Value
As of December 31,2012		2013	Thereafter	Total	12/31/12
		(thousands of dollars)			(thousands of euros)
Forward
sell CLP / buy USD	Chilean peso / USD
	Contract amount (USD)	1,200	–	1,200	(31)
Total				1,200	(31)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Country Risk

We are exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate, especially in Latin America, to highlight the repatriation of funds from Venezuela and Argentina, which establish a very complex administrative procedure.

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

The Depositary has agreed to reimburse or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as certain legal and other fees in connection with our SEC filings, investor relations expenses and expenses attributable to any secondary offering of ADSs). The amounts the Depositary reimbursed or paid are not necessarily related to the fees collected by the depositary from ADS holders. The Depositary reimbursed and paid on our behalf an amount of $248 thousand in 2012.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2012, Prisa, under the supervision of our Executive Chairman, Co-Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation,  Prisa´s Executive Chairman, Co-Chief Executive Officer and Chief Financial Officer concluded that Prisa´s disclosure controls and procedures were effective at the reasonable assurance level to ensure that information relating to Prisa, required to be disclosed in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management,  to allow timely decisions regarding required disclosure.

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

Under the supervision of our Executive Chairman, Co-Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment and those criteria, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Report of the Independent Registered Public Accounting Firm

Prisa’s independent registered public accounting firm, Deloitte, S.L., has issued a report on the effectiveness of the company’s internal control over financial reporting. The report is included on page F-2.

Changes in Internal Control Over Financial Reporting

There has been no change in Prisa’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that has materially affected or is reasonably likely to materially affect, internal control over financial reporting.

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

The fees for services relating to our 2012 and 2011 consolidated financial statements provided by Deloitte, S.L. and by other entities related to the auditor are as follows:

	Year ended December 31
	2012	2011
	(thousands of euros)
Audit fees	2,345	2,441
Audit related fees	277	281
Tax fees	519	405
Other fees	213	447
Total fees	3,354	3,574

Audit fees in 2012 include €495 thousand for the Group integrated audit in accordance with the standards of PCAOB (€639 thousand in 2011).

Audit-related fees include services provided by Deloitte that are reasonably related to the performance of the audit as reports on covenants compliance, limited reviews, due diligence services and agreed –upon procedures reports.

Tax fees are fees billed for tax advice, tax compliance and transfer pricing services.

Other fees include different kinds of services as consultancy on strategic projects.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2012 amounted to 3,101,235. These treasury shares are directly owned by Prisa.

	Year ended December 31, 2012
Period of Fiscal Year	Total Number of Shares Purchased		Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)

January 1 to January 31
February 1 to February 28
March 1 to March 31	300,000	*	0.69
April 1 to April 30	1,220,000	*	0.38
May 1 to May 31	567,501	*	0.38

July 1 to July 31
August 1 to August 31
September 1 to September 30
October 1 to October 31
November 1 to November 30
December 1 to December 31
Total	2,087,501		0.42

*March 1 to March 31: 150,000 shares were purchased at the price of €0.68, 50,000 shares were purchased at the price of €0.70, 100,000 shares were purchased at the price of €0.72.

Additionally, 1,959,188 shares were acquired as a consequence of a conversion of 1,959,188 Class B shares into 1,959,188 Class A shares, so there is no price.

*April 1 to April 30: 150,000 shares were purchased at the price of €0.43, 400,000 shares were purchased at the price of €0.40, 150,000 shares were purchased at the price of €0.39, 520,000 shares were purchased at the price of €0.36

*May 1 to May 31: 25,000 shares were purchased at the price of €0.36, 275,000 shares were purchased at the price of €0.38, 67,501 shares were purchased at the price of €0.37, 135,000 shares were purchased at the price of €0,40, 65,000 shares were purchased at the price of €0.39

*June 1 to June 30: 57,102 shares were purchased at the price of €0.70, 3,937 shares were purchased at the price of €2.04, 5,081 shares were purchased at the price of €1.58, 8,767 shares were purchased at the price of €0.91, 9,400 shares were purchased at the price of €0.85, 10,832 shares were purchased at the price of €0.70

Item 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2011 and 2012 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2011 and 2012, Deloitte, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Our board of directors assesses the independence of our board members in accordance with criteria set forth in the Unified Code of Good Governance, a code assumed by the Spanish securities market regulator in 2006 on the basis of the “comply or explain” principle, but binding for the issuers as far as the directors definitions are concerned. In order to be classified as independent in accordance with this code, a director, among other things, (i) shall not be a former employee or executive director of Prisa or any of our subsidiaries, unless three or five years have elapsed, respectively, from the end of the relationship (ii) shall not receive any payment or other form of compensation from us or our group in addition to their directors’ fees, unless the amount involved is not significant, (iii) shall not be a partner, now or in the past three years, of our external auditor, (iv) shall not be an executive director or senior officer of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, or have had such dealings in the preceding year (vi) shall not be a spouse, domestic partner in a similar relationship, nor close relative of any of our executive directors or senior officers, (vii) shall not be significant shareholders or executive directors of an entity that receives donations from the Company, (viii) shall not be any person not proposed for appointment or renewal by the nominations and compensation committee, and (ix) shall not stand have any of the relationships described in (i), (v) or (vi) above in relation with a significant shareholder or a shareholder with board representation. This individual independence assessment is explained to the shareholders at the general shareholders’ meeting appointing such director, and is reviewed annually by our board of directors. We also make publicly available an annual report on corporate governance and publish corporate governance information on our website.

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

Independence of the directors on the corporate governance committee and on the nomination and compensation committee

The functions, composition and competencies of our corporate governance committee and nomination and compensation committee are regulated by the Board of Directors’ Regulations, mainly in its sections 23, 25 and 26, and are substantially similar to those required by the NYSE. Under the NYSE corporate governance rules applicable to domestic issuers, all members of listed companies compensation committee and nominating/corporate governance committee must be independent, determined in accordance with the NYSE Listed Company Manual.  In accordance with the Spanish Unified Code of Good Governance, all members of both committees are external directors (the corporate governance committee is composed by three independent directors and one proprietary director and the nomination and compensation committee is composed by two proprietary directors and one independent directors) and the chairmen of both committees are independent directors.  Our board has not affirmatively determined that such members meet the independence criteria set forth in the NYSE Listed Company Manual.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

 We have provided our financial statements under Item 18.

Item 18.	FINANCIAL STATEMENTS

Please see the financial statements beginning on page F-1.

Item 19.	EXHIBITS

Exhibit Number	Description
1.1	Bylaws (Estatutos) of Promotora de Informaciones, S.A.
8.1	List of Subsidiaries (see Appendix I to the Consolidated Financial Statements).
12.1	Section 302 Certification by the Executive Chairman.
12.2	Section 302 Certification by the Co-Chief Executive Officer.
12.3	Section 302 Certification by the Chief Financial Officer.
13.1	Section 906 Certification.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROMOTORA DE INFORMACIONES, S.A.

By:	/s/ Fernando Abril-Martorell
Name: Fernando Abril-Martorell
Title: Co-Chief Executive Officer
Date: March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.:

Madrid, Spain

We have audited the internal control over financial reporting of Promotora de Informaciones, S.A. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012, of the Company and our report dated March 22, 2013, expressed an unqualified opinion on those financial statements.

DELOITTE, S.L.
/s/ Deloitte, S.L.

Madrid, Spain
March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.:

Madrid, Spain

We have audited the accompanying consolidated balance sheets of Promotora de Informaciones, S.A. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Promotora de Informaciones, S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE, S.L.
/s/ Deloitte, S.L.

Madrid, Spain
March 22, 2013

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2012 AND 2011
(Thousands of Euros)

ASSETS	Notes	12/31/12	12/31/11	EQUITY AND LIABILITIES	Notes	12/31/12	12/31/11
A) NON-CURRENT ASSETS		6,003,095	6,178,703	A) EQUITY	11	2,611,627	2,218,035

I. PROPERTY, PLANT AND EQUIPMENT	5	296,419	307,441	I. SHARE CAPITAL		99,132	84,786

II. GOODWILL	6	3,359,717	3,645,077	II. OTHER RESERVES		1,299,881	1,152,640

III. INTANGIBLE ASSETS	7	320,232	331,260	III. ACCUMULATED PROFIT		769,583	380,282
				- From prior years		1,024,616	831,500
IV. NON-CURRENT FINANCIAL ASSETS	8	64,639	121,688	- For the year: Profit attributable to the Parent		(255,033)	(451,218)

V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	612,214	604,082	IV. TREASURY SHARES		(727)	(2,505)

VI. DEFERRED TAX ASSETS	20	1,343,869	1,166,694	V. EXCHANGE DIFFERENCES		17,805	9,755

VII.OTHER NON-CURRENT ASSETS		6,005	2,461	VI. NON- CONTROLLING INTERESTS		425,953	593,077
				B) NON-CURRENT LIABILITIES		3,331,781	3,882,329
B) CURRENT ASSETS		1,655,647	1,699,696
				I. NON-CURRENT BANK BORROWINGS	12	2,866,786	3,176,491
I. INVENTORIES	10	270,309	275,403
				II. NON-CURRENT FINANCIAL LIABILITIES	12-13	158,655	302,864
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services		981,268	940,067	III. DEFERRED TAX LIABILITIES	20	22,177	30,409
2. Receivable from associates		22,269	29,500
3. Receivable from public authorities	20	55,661	61,374	IV. LONG-TERM PROVISIONS	14	254,018	356,520
4. Other receivables		266,615	309,776
5. Allowances		(73,798)	(71,076)	V. OTHER NON-CURRENT LIABILITIES		30,145	16,045
		1,252,015	1,269,641
				C) CURRENT LIABILITIES		1,718,605	1,778,160
III. CURRENT FINANCIAL ASSETS		20,063	56,494
				I. TRADE PAYABLES		1,151,739	1,180,075
IV.CASH AND CASH EQUIVALENTS		113,260	98,158
				II. PAYABLE TO ASSOCIATES		10,870	13,870

				III. OTHER NON-TRADE PAYABLES		97,228	115,865

				IV. CURRENT BANK BORROWINGS	12	205,467	223,625

				V. CURRENT FINANCIAL LIABILITIES	12-13	43,291	88,853

				VI. PAYABLE TO PUBLIC AUTHORITIES	20	129,219	114,814

				VII. PROVISIONS FOR RETURNS		7,577	8,686

				VIII. OTHER CURRENT LIABILITIES		73,214	32,372
C) ASSETS HELD FOR SALE		3,271	125
TOTAL ASSETS		7,662,013	7,878,524	TOTAL EQUITY AND LIABILITIES		7,662,013	7,878,524

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Balance Sheets at December 31, 2012 and 2011

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Euros)

	Notes	12/31/12	12/31/11	12/31/10

Revenues		2,623,495	2,641,281	2,687,773
Other income		41,197	83,169	134,958

OPERATING INCOME	15	2,664,692	2,724,450	2,822,731

Cost of materials used		(889,352)	(824,120)	(839,223)
Staff costs	16	(604,957)	(674,322)	(592,081)
Depreciation and amortization charge	5-7	(187,998)	(171,331)	(170,363)
Outside services	16	(742,977)	(788,813)	(794,500)
Change in allowances, write downs and provisions	16	(100,196)	(45,171)	(37,210)
Impairment of goodwill	6	(301,282)	(252,944)	(51,179)
Other expenses		(12,984)	(3,485)	(2,023)

OPERATING EXPENSES		(2,839,746)	(2,760,186)	(2,486,579)

PROFIT FROM OPERATIONS		(175,054)	(35,736)	336,152
Finance income		5,469	7,296	8,765
Finance costs		(177,601)	(205,153)	(178,769)
Changes in value of financial instruments		(2,241)	6,586	8,677
		281	(3,881)	2,116
Exchange differences (net)

FINANCIAL LOSS	17	(174,092)	(195,152)	(159,211)
Result of companies accounted for using the equity method	9	(6,275)	(19,694)	(99,553)
Loss from other investments	8	2	5,867	(4,302)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		(355,419)	(244,715)	73,086

Income tax	20	20,436	(147,973)	(73,024)

PROFIT FROM CONTINUING OPERATIONS		(334,983)	(392,688)	62

Loss after tax from discontinued operations	18	(3,496)	(2,646)	(35,011)

CONSOLIDATED PROFIT FOR THE YEAR		(338,479)	(395,334)	(34,949)

PROFIT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		83,446	(55,884)	(37,921)

PROFIT ATTRIBUTABLE TO THE PARENT		(255,033)	(451,218)	(72,870)

BASIC EARNINGS PER SHARE (in euros)	22	(0.27)	(0.62)	(0.28)

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Income Statements for 2012, 2011 and 2010.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Euros)

	12/31/12	12/31/11	12/31/10
CONSOLIDATED PROFIT FOR THE YEAR	(338,479)	(395,334)	(34,949)

Net income recognized directly in equity	20,058	(23,248)	40,639
Arising from translation differences	20,058	(23,248)	40,639

TOTAL RECOGNIZED INCOME AND EXPENSE	(318,421)	(418,582)	5,690
Attributable to the parent company	(241,355)	(467,413)	(45,817)
Attributable to non- controlling interests	(77,066)	48,831	51,507

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Statements of Comprehensive Income for 2012, 2011 and 2010.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2012, 2011 AND 2010
(Thousands of Euros)

	Shares Capital	Premium Share	Reserves	Reserves for First- Time Application Of IFRSs	Prior Years’ Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the year	Equity Attributable to The Parent	Minority Interests	Total Equity
Balance at December 31, 2009	21,914	112,665	793,370	(72,338)	352,999	(3,044)	(1,561)	50,479	1,254,484	118,535	1,373,019

Capital increases (Note 11a and 11b)	62,784	296,363							359,147		359,147

Treasury share transactions (Note 11g)

- Delivery of treasury shares			-			510			510		510
- Sale of treasury shares			-			3,291			3,291		3,291
- Purchase of treasury shares			-			(5,723)			(5,723)		(5,723)
- Reserves for treasury shares			(162)			162			-		-

Distribution of 2009 profit
- Directors' remuneration									-		-
- Dividends									-		-
- Reserves			(7,683)		58,162			(50,479)	-		-

Income and expense recognized in equity
- Translation differences (Note 11i)					5,279		21,774		27,053	13,586	40,639
- Profit for 2010								(72,870)	(72,870)	37,921	(34,949)

Other			(1,353)	(323)	455,306				453,630	(25,506)	428,124

Changes in non- controlling interests
- Dividends paid during the year										(18,222)	(18,222)
- Due to changes in scope of consolidation										(713)	(713)
- Due to changes in percentage of ownership										503,538	503,538
- Due to capital increases										1,524	1,524

Balance at December 31, 2010	84,698	409,028	784,172	(72,661)	871,746	(4,804)	20,213	(72,870)	2,019,522	630,663	2,650,185

Capital increases (Note 11a and 11b)	88	1,022							1,110		1,110
Conversion of financial liabilitie into equity		27,829							27,829		27,829

Treasury share transactions
- Delivery of treasury shares			-			3,425			3,425		3,425
- Purchase of treasury shares			-			(2,082)			(2,082)		(2,082)
- Reserves for treasury shares			(956)			956					-

Distribution of 2010 profit
- Dividends								(5,990)	(5,990)		(5,990)
- Reserves			3,292		(82,152)			78,860			-

Income and expense recognized
- Translation differences (Note 11i)					(5,737)		(10,458)		(16,195)	(7,053)	(23,248)
- Result for 2011								(451,218)	(451,218)	55,884	(395,334)

Other			914		47,643				48,557	(13,609)	34,948

Changes in non- controlling interests
- Dividends paid during the year										(73,021)	(73,021)
- Due to changes in scope of consolidation										(2,343)	(2,343)
- Due to capital increases										2,556	2,556

Balance at December 31, 2011	84,786	437,879	787,422	(72,661)	831,500	(2,505)	9,755	(451,218)	1,624,958	593,077	2,218,035

Capital increases (Note 11a and 11b)	14,346	201,239							215,585		215,585
Conversion of financial liabilitie into equity (Note 13)		164,855							164,855		164,855
Issuance of financial instruments (Note 11c)			400,316						400,316		400,316
Treasury share transactions (Note 11g)
- Delivery of treasury shares			-			3,786			3,786		3,786
- Purchase of treasury shares			-			(2,515)			(2,515)		(2,515)
- Reserves for treasury shares			(507)			507					-

Distribution of 2011 profit
- Dividends
- Reserves			(616,903)		165,685			451,218			-

Income and expense recognized
- Translation differences (Note 11i)					5,628		8,050		13,678	6,380	20,058
- Result for 2012								(255,033)	(255,033)	(83,446)	(338,479)

Other			(1,759)		21,803				20,044	(14,310)	5,734

Changes in non- controlling interests
- Dividends paid during the year										(75,639)	(75,639)
- Due to changes in scope of consolidation										14	14
- Due to capital increases										(123)	(123)

Balance at December 31, 2012	99,132	803,973	568,569	(72,661)	1,024,616	(727)	17,805	(255,033)	2,185,674	425,953	2,611,627

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Statements of Changes in Equity for 2012, 2011 and 2010.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2012,
2011 AND 2010
(Thousands of Euros)

	12/31/12	12/31/11	12/31/10

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(355,419)	(244,715)	73,086

Depreciation and amortization charge	602,056	472,648	260,179

Changes in working capital	(80,341)	(77,855)	(181,017)
Inventories	11,030	(17,658)	21,051
Accounts receivable	(55,904)	(81,213)	(92,651)
Accounts payable	(71,899)	(82,750)	44,250
Other current assets	36,432	103,766	(153,667)

Income tax recovered (paid)	(39,210)	(52,991)	(31,537)

Other profit adjustments	123,309	172,132	151,124
Sale of assets	-	-	(30,665)
Financial results	174,092	195,152	159,211
Other adjustments	(50,783)	(23,020)	22,578

CASH FLOWS FROM OPERATING ACTIVITIES	250,395	269,219	271,835

Recurrent investments	(168,760)	(217,978)	(206,009)
Investments in intangible assets	(122,496)	(141,025)	(126,285)
Investments in property, plant and equipment	(46,264)	(76,953)	(79,724)

Investments in non-current financial assets	(6,956)	(11,951)	(16,158)
Proceeds from disposals	1,947	5,706	90,000
Other cash flows from investing activities	10,983	(20,426)	2,263

CASH FLOWS FROM INVESTING ACTIVITIES	(162,786)	(244,649)	(129,904)

Proceeds and payments relating to equity instruments	151,291	2,951	573,652
Proceeds relating to financial liability instruments	149,645	209,286	47,461
Payments relating to financial liability instruments	(43,509)	(151,469)	(1,651,978)
Dividends and returns on other equity instruments paid	(80,721)	(83,032)	(25,668)
Interest paid	(105,191)	(124,392)	(124,787)
Other cash flow from financing activities	(145,324)	(29,715)	1,186,266

CASH FLOWS FROM FINANCING ACTIVITIES	(73,809)	(176,371)	4,946

Effect of foreign exchange rate changes	1,302	4,971	15,301

CHANGE IN CASH FLOWS IN THE YEAR	15,102	(146,830)	162,178

Cash and cash equivalents at beginning of year	98,158	244,988	82,810
-Cash	94,288	206,580	63,768
-Cash equivalents	3,870	38,408	19,042

Cash and cash equivalents at end of year	113,260	98,158	244,988
-Cash	97,256	94,288	206,580
-Cash equivalents	16,004	3,870	38,408

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the Consolidated Statements of Cash Flow for 2012, 2011 and 2010.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011 AND CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES, COMPREHENSIVE INCOME AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(1)	GROUP ACTIVITIES AND PERFORMANCE

a)	Group activities

Promotora de Informaciones, S.A. (“Prisa” or “the Company”) was incorporated on January 18, 1972, and has its registered office in Madrid, at Gran Vía, 32. Its business activities include, inter alia, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

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

The Group’s consolidated financial statements for 2011 were approved by the shareholders at the Annual General Meeting held on June 30, 2012.

The consolidated financial statements for 2012 were authorized for issue by the Company’s directors on February 27, 2013.

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

b)	Evolution of the financial structure of the Group

The Group adopted further measures in 2012 to restructure its debt and strengthen its capital structure.

In January 2012, principal shareholders converted 75 million warrants worth EUR 150 million into Prisa shares. In addition, in July 2012, it issued EUR 434 million of bonds with mandatory conversion into shares in two tranches, one for EUR 334 million, subscribed by creditor banks via conversion of outstanding debt, and one for EUR 100 million subscribed in cash by Telefónica, S.A. (see Note 11c).

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the minimum preferred dividend payment system for non-voting Class B shares, whereby these shares may be paid by the Company in cash, in Class A  shares (at a fixed ratio of EUR 1 per share) or a combination of both (see Notes 11a and 13).

These measures come on top of others adopted in prior years, which include the partial disposal of some assets, capital increases or refinancing agreements entered into with bank creditors (see Note 12).

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

●	In accordance with IFRSs, these consolidated financial statements include the following consolidated statements of the Group:

-	Consolidated balance sheets

-	Consolidated income statements

-	Consolidated statements of comprehensive income

-	Consolidated statements of changes in equity

-	Consolidated statements of cash flows

●	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all transactions, events and items in 2012, 2011 and 2010.

In 2012, the following amendment to accounting standard came into force which, therefore, was taken into account when preparing the accompanying consolidated financial statements:

·	Amendment to IFRS 7- Financial Instruments: Disclosures – Transfers of financial assets

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2012.

At December 31, 2012, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after

Amendment to IAS 1	Presentation on other comprehensive income	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013 (*)

IFRS 11	Joint arrangements	January 1, 2013 (*)
IFRS 12	Disclosure of interests in other entities	January 1, 2013 (*)
IFRS 13	Measuring fair value	January 1, 2013

IAS 27 (Revised)	Individual financial statements	January 1, 2013 (*)
IAS 28 (Revised)	Investments in associates and joint ventures	January 1, 2013 (*)
IFRIC interpretation 20	Stripping costs in the production phase of a surface mine	January 1, 2013
Amendment to IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	January 1, 2013
Amendment to IAS 12	Income Tax - Deferred tax in connection with investment property	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting financial assets and financial liabilities	January 1, 2013
Amendment to IAS 32	Presentation - Offsetting financial assets and financial liabilities	January 1, 2014
IFRS 9	Financial Instruments: Classification y valuation	January 1, 2015

Improvements to IFRSs	Cycle 2009-2011	July 1, 2013

Transition Guidance	Amendments to IFRS 10, IFRS 11 and IFRS 12	January 1, 2013
Investment Entities	Amendments to IFRS 10, IFRS 12 and IAS 27	January 1, 2014

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

As at the date of authorization of the accompanying financial statements, the directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

b)	Fair presentation and accounting principles

The consolidated financial statements were obtained from the separate financial statements of Prisa and its subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2012, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement bases applied in preparing the Group’s consolidated financial statements for 2012 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as issued by the International Accounting Standards Board.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Group’s directors.

In the consolidated financial statements for 2012 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets, deferred tax assets and goodwill to determine the possible existence of impairment losses (see Note 4f,4d and 4n).

-	The useful life of property, plant, and equipment, and intangible assets (see Notes 4b and 4e).

-	The hypothesis used to calculate the fair value of financial instruments (see Note 4g).

-	The assessment of the likelihood and amount of undetermined or contingent liabilities.

-	Estimated sales returns received after the end of the reporting period.

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

In 2012, there were no significant changes in the accounting estimates made at the end of 2011, apart from those used to determine goodwill (see Note 6).

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

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2012, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela.

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

(3)	CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2012 and 2011 were as follows:

2012-

Subsidiaries

In May 2012, Rede Teledifusora Independente, S.A. (RETI), belonging to Grupo Media Capital, SGPS, S.A., was sold.

Also in May 2012, Promotora de Emisoras de Televisión, S.A. absorbed Localia TV Madrid, S.A.U.

Also in July 2012, Ediciones Aguilar Venezolana, S.A, disolved.

Also in July 2012, Productora de Televisión de Córdoba, S.A.U, Televisión Digital de Baleares, S.A.U, Promotora Audiovisual de Zaragoza, S.L.U and Legal Affairs Consilium, S.L.U. were absorbed by Promotora de Emisoras de Televisión, S.A.

In September 2012, Lúdicodrome – Editora Unipessoal, Lda, which belongs to the Media Capital Group, merged with Media Capital Editora Multimedia, S.A.

Also, in September 2012, TV Ciudad Real, S.L.U was absorbed by Promotora de Emisoras de Televisión, S.A.

In December 2012, Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A was absorbed by Media Capital Servicios de Consultoria y Gestao, S.A.

Associates

In January 2012, 35% of Factoría Plural, S.L., belonging to Grupo Media Capital, SGPS, S.A., was sold. As a result, Factoría Plural, S.L. is now accounted for using the equity method, rather than the full consolidation method.

In May 2012, Uniao de Leira, SAD., belonging to Grupo Media Capital, SGPS, S.A., was sold.

In June 2012, Distribuidora Cordobesa de Medios Editoriales, S.L. was absorbed by Distrimedios, S.L

In October 2012,   Souto S.L.U, is absorbed by Distribuidora de Publicaciones Boreal, S.L. Also that month, Suscripciones de Medios Editoriales, S.L was absorbed by Distrimedios, S.L.

In November 2012, Prensa Serviodiel, S.L. was absorbed by Distrimedios, S.L.

Significant operations

The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries are fully consolidated in the Group's accounts since 1 April 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 Prisa has announced its decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Additionally, in June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. y Gráficas Integradas, S.A.

The main impacts of the full integration of Dédalo Grupo Gráfico in the consolidated balance sheets at December 31, 2012 is as follows:

Thousands of euros
Non current asests	32,249
Current financial assets and cash and cash equivalents	467
Other current assets	3,355
Current and non-current liabilities	(127,353)

At December 31, 2011 the Group registered provisions which correspond to the estimated risks in this investment. Therefore, the aforementioned operations have had no impact in the accompanying consolidated income statement (see Notes 8 and 14).

The fully consolidation of Dédalo Grupo Gráfico has not had a significant impact in the equity of the Group, which contemplated the risks associated with Dédalo Grupo Gráfico through the provision created on loans granted to this group and the provision of the printing business (see note 14).

Prisa was the guarantor of all the debt and the underlying hedges of Dédalo Grupo Gráfico until the company started to be fully consolidated.

From April 1, 2012, Dédalo Grupo Gráfico has contributed to consolidated revenues with EUR 12,411 thousand and with losses of EUR 5,607 thousand to profit from operations.

In case Dédalo Grupo Gráfico had been fully consolidated since January 1, 2012, its contribution to total consolidated revenues would have amounted to EUR 23,895 thousand and it would have impacted to the profit from operations with a loss of EUR 11,080 thousands.

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

When comparing the information for 2012 and 2011, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in the consolidation scope" column, should be taken into account.

(4)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2012 and comparative information were as follows:

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

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of estimated useful life

Buildings and structures	30 - 50
Plant and machinery	5 – 10
Digital set-top boxes	7
Digital access cards	5
Other items of property, plant and equipment	4 – 20

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the consolidated income statement.

c)	Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.

Items of property, plant and equipment held under finance lease are recognized in the balance sheet according to the nature of the leased asset. A liability is recognized simultaneously for the same amount, which is the lower of the fair value of the leased asset or the sum of the present values of the lease payables and, where appropriate, the price of any purchase option.

The finance charge on these leases is allocated to the income statement so as to produce a constant periodic rate of interest over the lease term.

Assets held under finance leases are depreciated over the same estimated useful life as owned assets.

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

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at December 31, 2003, in accordance with Spanish GAAP. In both cases, since January 1, 2004, goodwill has not been amortized and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognized (see Note 4f).

e)	Intangible assets

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

f)	Impairment losses

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

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value at a rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2012 the rates used ranged from 7.2% to 15.4%, depending on the business analyzed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

If the recoverable amount is lower than the asset’s carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference. In case the goodwill of a company with minority interests was fully recognized in the consolidated financial statements of the parent company, the assignment of the corresponding impairment between the parent company and the minority interests is made in accordance with their participation in the profit and losses of the company, that means in accordance with the participation in the share capital of the company. According to IFRS 3, the Group maintains the 100% of the goodwill of the pay TV business, as sales of minority stakes in previous years did not imply a loss of control. Consequently, the Group is considering a 100% of future cash flows of this business in the analysis of the goodwill impairment test and therefore the potential impairment of the goodwill will be assigned to the parent company (Prisa) and minority interests according with their stakes in DTS share capital, as there is no goodwill corresponding to minority interest not recorded in the consolidated financial statements of the Group.

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

g)	Financial instruments

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

The Group recognizes measures and presents separately the liability and equity components created by a single financial instrument.

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

h)	Investments accounted for using the equity method

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

i)	Inventories

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

j)	Assets classified as held for sale

Assets classified as held for sale are considered to be groups of assets directly associated with them, to be disposed of together as a group in a single transaction that is expected to be realized within twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

k)	Long-term provisions

Present obligations at the consolidated balance sheet date arising from past events which are considered to probably give rise to a loss for the Group, which are uncertain as to amount and timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

Provisions for taxes-

The provisions for taxes relate to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfillment of certain conditions.

Provisions for third-party liability-

At the end of 2012, certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations.

“Provisions for third-party liability” also includes the estimated amount required to cover potential claims arising from obligations assumed by the consolidated companies in the course of their commercial operations and the estimated termination benefits payable to employees whose contracts will foreseeably be terminated.

l)	Recognition of income and expenses

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

m)	Offsetting

Assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, they arise from transactions in which the Group has a contractual or legally enforceable right to set off the recognized amounts and its intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

n)	Tax matters

The current income tax expense or receipt represents the sum of the current tax expense and the deferred tax assets and liabilities.  The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases, as well as non-deductible costs which will be deductible later on. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

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

o)	Loss after tax from discontinued operations

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

p)	Foreign currency transactions

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

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2012, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela. Prisa has not been affected materially by the hyperinflation effect.

q)	Current/non-current classification

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

In view of the printing activities carried on by certain consolidated Group companies, mainly Pressprint, S.L.U. and Dédalo Grupo Gráfico, S.L., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not significant, are expensed currently.

The evaluation carried out indicates that the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results.

(5)	PROPERTY, PLANT, AND EQUIPMENT

2012

The changes in 2012 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

	Thousands of euros

	Balance at 12/31/11	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/12

Cost:
Lands and buildings	92,813	782	1,454	17,928	912	(488)	32	113,433
Plant and machinery	477,529	507	3,063	52,010	8,939	(15,325)	2,858	529,581
Digital set-top boxes and cards	363,274	-	-	-	10,970	(43,255)	-	330,989
Other items of property, plant and equipment	120,875	538	185	1,199	24,048	(13,231)	1,302	134,916
Advances and property, plant and equipment in the course of construction	3,664	-	(137)	370	1,395	(177)	(3,049)	2,066
Total cost	1,058,155	1,827	4,565	71,507	46,264	(72,476)	1,143	1,110,985

Accumulated depreciation:
Buildings	(28,931)	(310)	(364)	(3,353)	(2,919)	168	-	(35,709)
Plant and machinery	(349,394)	(800)	(2,680)	(29,376)	(30,825)	13,964	(223)	(399,334)
Digital set-top boxes and cards	(268,515)	-	-	-	(26,042)	42,245	-	(252,312)
Other items of property, plant and equipment	(92,762)	(451)	89	(489)	(11,254)	11,710	(129)	(93,286)
Total accumulated depreciation	(739,602)	(1,561)	(2,955)	(33,218)	(71,040)	68,087	(352)	(780,641)

Impairment losses:
Buildings	(182)	-	-	-	(1,798)	182	(6,783)	(8,581)
Plant and machinery	(195)	-	-	-	-	938	(20,436)	(19,693)
Digital set-top boxes and cards	(9,643)	-	-	-	4,086	1,001	(1)	(4,557)
Other items of property, plant and equipment	(1,092)	-	(10)	-	(35)	42	1	(1,094)
Total impairment losses	(11,112)	-	(10)	-	2,253	2,163	(27,219)	(33,925)
Property, plant and equipment, net	307,441	266	(1,600)	38,289	(22,523)	(2,226)	(26,428)	296,419

Changes in the scope of consolidation-

The main change in the scope of consolidation in 2012 was the change in the consolidation method used for Dédalo Grupo Gráfico from the equity to the full consolidation method (see Note 3).

Additions-

The most significant additions in 2012 were as follows:

-	“Digital set-top boxes and cards,” in the amount of EUR 10,970 thousand, from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus, a next-generation decoder.

-
“Plant and machinery,” in the amount of EUR 8,939 thousand, primarily from investments made by Prisa Televisión, S.A.U. refurbishment of its headquarters and equipment for VOD (video on demand) and Canal+ Yomvi, and by Gruoi Media Capital, SGPS, S.A. for the acquisition of electronic and audiovisual equipment.

-	“Other items of property, plant and equipment,” in the amount of EUR 24,048 thousand, from investments made for Santillana in digital developments and learning systems.

Disposals-

In 2012, the Prisa Televisión Group derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Impairment losses-

In 2012, impairment losses of EUR 18,354 thousand were recognized for the printing plant in Barcelona due to its closure in December and EUR 8,868 thousand for the printing plants in Lugo and Valencia. The provision recognized in 2010 was released in this connection (see Note 14).

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

The Prisa Group’s fully depreciated property, plant and equipment in use amounted to EUR 469,992 thousand at December 31, 2012 (December 31, 2011: EUR 441,964 thousand).

Non-current assets held under leases-

At December 31, 2012, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to EUR 89,821 thousand (December 31, 2011: EUR 68,447 thousand).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2012 and 2011 is as follows (in thousands of euros):

	12/31/12			12/31/11
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	90,542	(26,212)	64,330	77,819	(13,797)	64,022
Plant and machinery	8,502	(4,885)	3,617	6,812	(3,389)	3,423
Other items of property, plant and equipment	26,863	(4,989)	21,874	2,413	(1,411)	1,002
Total	125,907	(36,086)	89,821	87,044	(18,597)	68,447

“Other items of property, plant and equipment” mainly include digital developments and learning systems of Santillana under financial leases.

The breakdown of the value of the purchase option, the amount of payments made in the year and the nominal value of outstanding payments in 2012 is as follows:

			Nominal value of outstanding payments
	Value of purchase option	Amount of payments made in the year	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Digital set-top boxes and cards	132	25,770	43,388	26,569	16,819	-
Plant and machinery	35	937	3,038	784	2,254	-
Other items of property, plant and equipment	9,245	15,365	21,948	2,991	18,957	-
Total	9,412	42,071	68,374	30,344	38,030	-

On June 15, 2011, and for a period of five years, Prisa TV signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of USD 80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with Prisa TV to become the exclusive supplier of the set-top boxes required, over the next five years, for the Company’s line of business. The detail of these agreements at December 31, 2012 is as follows:

Cost	Purchase option	Contract Duration (months)	Period elapsed (months)	Amount of payments made in the year	Outstanding payments
43,427	-	36	19	13,098	16,373
12,631	-	36	17	4,593	6,888
1,742	-	36	16	633	950
3,207	-	36	15	1,167	2,040
3,476	-	36	14	1,264	2,212
3,476	-	36	13	1,264	2,212
1,717	-	36	12	624	1,250
586	-	36	6	107	532
1,707	-	36	4	310	1,552
408	-	49	8	86	370
2,163	-	49	7	303	2,117
2,830	-	49	5	396	2,770
2,397	-	49	4	168	2,514
905	-	49	3	63	949
80,672				24,076	42,729

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant, and equipment are exposed. At December 31, 2012 and 2011, the insurance policies taken out sufficiently covered the related risks.

(6)	GOODWILL

2012

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2012 is as follows:

	Thousands of euros
	Balance at 12/31/11	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/12

Antena 3 de Radio, S.A.	6,115	-	-	-	6,115
Editora Moderna, Ltda.	60,565	21,403	-	-	81,968
Editora Objetiva, Ltda.	12,237	(1,196)	-	-	11,041
Grupo Latino de Radiodifusión Chile, Ltda.	60,286	4,465	-	-	64,751
Grupo Media Capital, SGPS, S.A.	420,881	-	-	(3,796)	417,085
Propulsora Montañesa, S.A.	8,608	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	(4,787)	-	-	24,000
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	29,470
Prisa Televisión, S.A.U.	2,987,587	-	(294,327)	-	2,693,260
Other companies	30,541	(167)	(6,955)	-	23,419
Total	3,645,077	19,718	(301,282)	(3,796)	3,359,717

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2012 is as follows:

	Thousands of euros
	Balance at 12/31/11	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/12

Radio	157,205	(449)	(6,955)	-	149,801
Education	73,671	20,167	-	-	93,838
Audiovisual	3,408,469	-	(294,327)	(3,796)	3,110,346
Other	5,732	-	-	-	5,732
Total	3,645,077	19,718	(301,282)	(3,796)	3,359,717

Changes in scope of consolidation in audiovisual segment were due mainly to elimination the goodwill of Rede Teledifusora Independente, S.A belonging to Grupo Media Capital, SGPS, S.A., derived from its sale (EUR 3.8 million), and to exchange rate variations.

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

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2012 the rates used ranged from 7.2% to 15.4% depending on the business being analyzed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

Prisa Televisión-

According to 5-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from Prisa TV’s business (84.6% of the total in 2012). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. In addition, DTS signed content distribution agreements in 2012 with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms.

Based on the marketing of new pay channels (e.g. soccer, bullfighting), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa TV is projecting growth in its revenue.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the initial increase in costs related to the change in the soccer model for the next seasons. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

Media Capital-

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share- management predicts growth, albeit small, in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market – management has adjusted its projections for the advertising market to the new macroeconomic environment in Portugal. Consequently, it has estimated a lower market base following the drop in advertising in recent years and modest growth from 2014, in line with the trends highlighted in outside studies.

Results of the impairment tests-

- Prisa Televisión

In 2012, operating indicators for Prisa Televisión’s audiovisual business were affected by a number of factors, mainly the change in the model for marketing soccer for the coming seasons. The new agreement entails high quality pay TV content at the expense of free-to-air broadcasts of soccer matches, which in the medium term should boost penetration of the pay TV service in Spain.

However, it will take some time to absorb the initial increase in costs related to the new soccer model. These incremental costs will be offset by a combination of the wholesale of soccer broadcasting rights to other pay TV operators and a gradual increase in the customer base.

Meanwhile, the economic downturn and waning consumption in Spain, coupled with the hike in the VAT for pay TV from 8% to 21%, have hurt subscriber numbers, meaning it will take longer to reach the subscriber base targets implied in the profitability plan for the new soccer model.

As a result, an impairment loss of EUR 294 million.

-	Media Capital

In 2011, it is clear that the economic situation in Portugal has not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it has also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of EUR 219 million was recognized on the accompanying consolidated income statement. At December 31, 2012, the carrying amount of Media Capital’s goodwill was similar to its value in use.

In 2010, an impairment loss of EUR 50 million was recognized on the accompanying consolidated income statement for Media Capital’s goodwill. This impairment was mainly due to the increase in the applicable discount rate resulting from the increase in country risk for investments in Portugal and the decision to cease video distribution activity.

-	Other impairment tests

In 2012, owing to the struggles of the music and record industry in general, an impairment of EUR 5,955 thousand was recognized on RLM, S.A. and Merchandising On Stage, S.L.’s goodwill in the accompanying consolidated income statement.

In 2011, due to new management model of advertising commercialization and the general difficulties in the advertising market, an impairment loss of EUR 33,944 thousand was recognized on the accompanying consolidated income statement for Prisa Brand Solutions’ goodwill.

According to the estimates and projections available to the Group’s directors, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2012, may be recovered.

Sensitivity to changes in key assumptions-

-	Prisa Televisión

Due to the impairment of goodwill recognized during 2012, the carrying amount is quite similar to value in use.

In case objectives underlying the business plan elaborated by the managers were to take place with a delay of two years, considered in addition to the delay already included in the business plan that lead to register the impairment this year, impairment would increase by EUR 127 million.

Additionally, an adverse change in key valuation assumptions individually considered might lead to recognition of impairment at a later date. Specifically, a 5.0% decrease in ARPU for the following five years would generate an additional impairment of goodwill of approximately EUR 144 million. For a 5.0% decrease in subscriber numbers for the following five years, impairment would increase by EUR 99 million. A 0.5% increase in the discount rate would lead to additional impairment of EUR 258 million.

-	Media Capital

In order to determine the sensitivity of value in use calculations to changes in the key assumptions, an analysis was carried out on the following changes in the key assumptions without producing additional impairment losses on the goodwill allocated:

-	Increase of 0.5% in the discount rate.
-	Decrease of 0.5% in the expected growth rate from the fifth year.
-	Decrease of 1% in advertising share.

(7)	INTANGIBLE ASSETS

2012

The changes in 2012 in “Intangible assets” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/11		Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/12

Cost:
Computer software	222,570		262	(453)	90	32,031	(7,461)	9,606	256,645
Prototypes	223,276		866	(8,864)	-	38,919	(17,505)	(25,830)	210,862
New subscribers - Installation and connection	109,528		-	-	-	41,749	(45,814)	-	105,463
Advances on copyrights	71,024		(9)	(3,575)	-	8,432	(1,592)	(160)	74,120
Audiovisual rights	52,792		-	-	-	250	(3,897)	27,668	76,813
Other intangible assets	121,836		496	1,444	(101)	1,115	(4,087)	(9,644)	111,059
Total cost	801,026		1,615	(11,448)	(11)	122,496	(80,356)	1,640	834,962

Accumulated depreciation:
Computer software	(155,136)		(272)	261	(63)	(24,106)	7,318	(309)	(172,307)
Prototypes	(153,540)		(764)	7,746	-	(34,427)	32,609	-	(148,376)
Advances on copyrights	(45,302)		-	516	-	(4,855)	1,342	559	(47,740)
Audiovisual rights	(40,840)		-	3	-	(3,960)	(12,877)	-	(57,674)
Other intangible assets	(45,534)		(371)	(1,111)	171	(49,599)	49,432	662	(46,350)
Total accumulated depreciation	(440,352)		(1,407)	7,415	108	(116,947)	77,824	912	(472,447)

Impairment losses:
Computer software	-		-		-	(3,356)	-	(17)	(3,373)
Prototypes	(13,363)		-	5	-	(54)	50	12,833	(529)
Advances on copyrights	(16,051)		-	184	-	(7,328)	1,017	50	(22,128)
Other intangible assets		-	-	-	-	(4,003)	1,255	(13,505)	(16,253)
Total impairment losses	(29,414)		-	189	-	(14,741)	2,322	(639)	(42,283)
Intangible assets, net	331,260		208	(3,844)	97	(9,192)	(210)	1,913	320,232

Additions-

The most significant additions in 2012 were as follows:

-
“New subscribers – Installation and connection” amounting to EUR 41,749 thousand which included the costs incurred by Prisa Televisión Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

-	“Prototypes,” amounting to EUR 38,919 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

-	“Computer software,” amounting to EUR 32,031 thousand, relating to the computer software acquired and/or developed by third parties for Group companies.

-	“Advances on copyrights,” amounting to EUR 8,432 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

Disposals-

Grupo Santillana de Ediciones, S.L. derecognized EUR 17,294 thousand of fully depreciated prototypes.

 “Other intangible assets” includes administrative concessions amounting to EUR 48,882 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At the end of each reporting period, the residual useful life of these concessions is analyzed in order to ensure that it continues to be indefinite; if this is not the case, the concessions are amortized.

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

At December 31, 2012, the Prisa Group’s assets included fully amortized intangible assets amounting to EUR 223,966 thousand (December 31, 2011: EUR 158,466 thousand).

(8)	NON- CURRENT FINANCIAL ASSETS

2012

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2012, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/11	Translation/ monetary adjustment	Changes in scope of consolidation	Additions/ allowances	Disposals/ Transfers	Balance at 12/31/12

Loans and receivables	84,733	382	-	24,849	(68,828)	41,136
Loans to associates	144,493	(18)	-	23,566	(149,258)	18,783
Long-term loans to third parties	30,778	-	-	1,283	(12,253)	19,808
Other non-current financial assets	5,305	400	-	-	-	5,705
Allowance	(95,843)	-	-	-	92,683	(3,160)

Held-to-maturity investments	20,680	(24)	6	2,123	(1,666)	21,119

Available-for-sale financial assets	16,275	8	16	483	(14,398)	2,384
Non-controlling equity interests	40,608	31	-	459	(32,287)	8,811
Other non-current financial assets	33	-	16	22	(9)	62
Allowance	(24,366)	(23)	-	2	17,898	(6,489)
Total	121,688	366	22	27,455	(84,892)	64,639

Disposals/transfers-

The movement in “Loans and receivables” was mainly due to the elimination the loans granted to Dédalo Grupo Gráfico, S.L, net of provisions, amounting to EUR 44,110 thousand, as the group is being fully consolidated from April 1, 2012 (see Note 3).

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

The carrying amount of the financial assets does not vary significantly from their fair value.

(9)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2012

The changes in 2012 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/11		Additions/ Chanes in scope of consolidation	Share of results/ Impairment losses	Transfers		Disposals	Balance at 12/31/12

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-		905	(905)	-		-	-
Distributors (*)	11,047		2	94	2,898		(611)	13,430
Mediaset España Comunicación, S.A.	586,379		4,342	7,829	-		(9,758)	588,792
V-me Media, Inc.	-		-	(4,270)	4,270		-	-
Le Monde Libre Société en Commandite Simple		-	14,388	(8,194)		-	-	6,194
Other companies	6,656		195	(829)	(2,224)		-	3,798
Total	604,082		19,832	(6,275)	4,944		(10,369)	612,214
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

In 2011 the Group has written off its investment in V-me Media Inc., (EUR 21,291 thousand), as the value in use of the investment, calculated considering the estimated projections for the following five years and a residual value appropriated for the business, is not expected to cover it.

At December 31, 2012 and at December 31, 2011, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Long-term provisions” (see Note 14).

(10)	INVENTORIES

The detail of “Inventories,” in thousands of euros, at December 31, 2012 and 2011 is as follows:

	12/31/12			12/31/11
	Cost	Write-downs	Carrying amount	Cost	Write-downs	Carrying amount
Goods held for resale	26,693	(8,646)	18,047	3,820	(1,917)	1,903
Finished goods	269,376	(35,133)	234,243	289,379	(34,654)	254,725
Work in progress	3,992	-	3,992	2,005	-	2,005
Raw materials and other supplies	15,832	(1,805)	14,027	17,862	(1,092)	16,770
Total	315,893	(45,584)	270,309	313,066	(37,663)	275,403

“Finished goods” includes publications amounting to a net EUR 62,208 thousand (2011: EUR 81,442 thousand) and audiovisual rights amounting to a net EUR 172,035 thousand (2011: EUR 173,283 thousand).

“Raw materials and other supplies” includes mainly paper and printing machinery spare parts.

(11)	EQUITY

a)	Share capital

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.’s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin .

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company’s capital by EUR 150,000 thousand.

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the aforementioned dividend payment system, whereby the Company may pay cash, Class A shares (at a fixed rate of EUR 1 per share) or a combination of both.  In September 2012, Prisa raised capital by issuing 64,097,105 Class A shares to pay the minimum annual dividend of Class B shares for 2011.  In December 2012, Prisa raised capital by issuing 26,000,823 Class A shares for payment of the minimum annual dividend of Class B shares for 2012 up to the moment of the conversion.

In addition, during 2012, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in general meeting on November 27, 2010, Prisa executed the public deed for the capital increase corresponding to the warrants’ 13 to 24 exercise windows. A total of 10,109 warrants were exercised, with a total of 10,109 new Class A ordinary shares were issued at the price of EUR 2 each.

Also, in 2012, 47,942,019 Class B non-voting shares were converted into Class A ordinary shares.

Prisa’s share capital, at December 31, 2012 after such increases and conversions of shares totals EUR 99,132 thousand, represented by 651,054,490 Class A ordinary shares and 340,268,409 Class B non-voting shares, with a par value of EUR 0.1 each.

Share capital is fully subscribed and paid in.

At year-end 2012, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights
	Direct	Indirect	% of voting rights
Rucandio, S.A. (*)	-	221,591,841	34.036
BH Stores IV, B.V.	22,571,198	-	3.467
BNP Paribas, Societe Anonyme	15,143,403	-	2.326
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	2.257
UBS AG	25,872,175	4,712	3.975

(*) Rucandio, S.A.’s indirect ownership interest is instrumented through the following direct holdings:

·	Promotora de Publicaciones, S.L., holder of 77,248,921 voting rights, representing 11.865% of the subscribed share capital with voting rights.
·	Timón, S.A., holder of 7,928,140 voting rights, representing 1.218% of the subscribed share capital with voting rights.
·	Asgard Inversiones, S.L.U., holder of 17,487,164 voting rights, representing 2.686% of the subscribed share capital with voting rights.
·	Otnas Inversiones, S.L. holder of 93,000,000 voting rights, representing 14.285% of the subscribed share capital with voting rights.
·	Rucandio Inversiones SICAV, S.A., holder of 339,094 voting rights, representing 0.052% of the subscribed share capital with voting rights.

In addition, Rucandio, S.A.’s declared indirect stake includes 25,588,522 voting rights of the Company, linked by the Shareholder Contract of Prisa signed on December 22, 2011 (in which Rucandio indirectly holds a voting majority), the terms of which have been notified to the CNMV.

b)	Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

The share premium includes the amount exceeding the par value of the shares issued. It also includes the amount corresponding to the obligation to pay a minimum annual dividend on the Class B shares, as well as value adjustments as a result of the Company’s potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares (see Notes 12 and 13). This share premium at December 31, 2012, amounted to EUR 803,973 thousand (December 31, 2011: EUR 437,879 thousand).

The share premium corresponding to the Class B shares issued in 2010 in accordance with the commitments assumed in the issue of the shares is non-distributable so as to cover future related commitments stemming from this class of shares (see Note 4g), until they have been converted into Class A shares and the minimum associated dividend of the Class B shares has been paid in full. This non-distributable share premium at December 31, 2012, amounted to EUR 277,108 thousand (December 31, 2011: EUR 125,131 thousand).

c)	Issue of financial instrument

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on  June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A.

This is treated as a compound financial instrument with a liability component, recognized at the present value of the guaranteed coupon under “Financial liabilities” in the accompanying consolidated balance sheet (see Note 13), and an equity component, with the difference between the amount of the bond and the value assigned to the liability component recognized under “Other reserves” in the accompanying consolidated balance sheet.

d)	Reserves

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

e)	Reserves for first-time application of IFRS

As a result of the first-time application of IFRSs to the Group’s consolidated financial statements, certain assets and liabilities arose at January 1, 2004, the effect on equity of which is included in this account.

f)	Accumulated profit – From prior years

The breakdown, by company, of “Accumulated profit – From prior years” at December 31, 2012 and 2011, is as follows:

	Thousands of euros
	12/31/12	12/31/11

Audiovisual	389,929	371,004
Education	231,915	285,259
Radio	183,713	201,323
Radio in Spain	158,627	183,908
International radio	25,086	17,415
Press	47,959	39,155
País	39,685	42,164
Spanish press	8,238	(3,009)
Other	36		-
Other	174,833	23,987
Prisa	651,036	162,024
Other	(476,203)	(138,037)
Total accumulated profit of fully consolidated companies	1,028,349	920,728
Radio	(2,947)	(2,857)
International radio	(2,947)	(2,857)
Audiovisual	(7,286)	(2,562)
Other	6,500	(83,809)
Total accumulated loss of companies accounted for using the equity method	(3,733)	(89,228)
Total accumulated profit from prior years	1,024,616	831,500

Accumulated profit for the audiovisual segment includes an after-tax capital gain of EUR 453 million generated by the sale of 44% of DTS, Distribuidora de Televisión Digital, S.A. on December 28, 2010.

Accumulated product in the education segment included capital gains of EUR 168 million generated by the sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital to DLJSAP, which was adjusted by the initial measurement of the financial liability generated by the obligation to pay a minimum annual dividend of USD 25.8 million to the holders of the preferred shares delivered to DLJSAP (see Note 13).

g)	Treasury shares

The changes in “Treasury shares” in 2012 and 2011 were as follows:

	Thousands of euros
	2012		2011
	Number of shares	Amount	Number of shares	Amount
At beginning of year	2,879,503	2,505	3,150,000	4,804
Purchases	4,046,689	2,515	1,928,312	2,802
Deliveries	(3,824,957)	(3,786)	(2,198,809)	(3,425)
Reserve for treasury shares	-	(507)	-	(956)
At end of year	3,101,235	727	2,879,503	2,505

At December 31, 2012, Promotora de Informaciones, S.A. held a total of 3,101,235 treasury shares, representing 0.31% of its share capital.

Treasury shares are valued at market price at December 31, 2012 (0.235 euros per share). The average acquisition price stood at 0.762 euros per share.

Deliveries of shares are detailed in note 16 of this Annual Report.

At December 31, 2012 and at December 31, 2011, the Company did not hold any shares on loan.

h)	Exchange differences

Exchange gains at December 31, 2012, amounted to EUR 17,805 thousand (December 31, 2011: exchange gains of EUR 9,755 thousand). Exchange gains generated at Grupo Santillana de Ediciones, S.L. companies in Brazil and Prisa Radio, S.L. companies in Colombia are offset with exchange losses at companies in US and Mexico.

i)	Translation differences

The detail, by company, of the translation differences in 2012 and 2011 is as follows:

	Thousands of euros
	12/31/12	12/31/11

GLR Chile, Ltda.	5,250	(6,323)
Grupo Santillana de Ediciones, S.L. and subsidiaries	263	515
Other	115	71
Total	5,628	(5,737)

j)	Capital management policy

The principal objective of the Group’s capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the Company. Therefore, in 2012 the Group adopted further measures to restructure its financial debt and strengthen its capital structure.

The net financial debt/Ebitda ratio at December 31, 2012 was 6.88 times.

(12)	FINANCIAL DEBT

Bank borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2012 and at December 31, 2011, of the credit limits and of the scheduled maturities is as follows:

2012

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
Syndicated loan and credit facility to Prisa	2014	1,282,544	-	1,282,544
Bridge loan to Prisa	2015	1,340,882	-	1,340,882
Syndicated loan and credit facility to Dédalo	2015	80,400	39,790	40,610
Credit facilities	2013-2015	314,246	96,651	142,102
Loans	2013-2023	128,046	41,548	86,498
Finance leases, interest and other	2013-2015	-	28,232	18,540
Loan arrangement costs	2013-2015	-	(754)	(44,390)
Total		3,146,118	205,467	2,866,786

2011

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
Syndicated loan and credit facility to Prisa	2014	1,382,544	100,000	1,282,544
Bridge loan to Prisa	2015	1,540,882	-	1,540,882
Subordinated credit facility to Prisa	2015	134,000	-	134,000
Credit facilities	2012-2015	296,869	72,063	156,047
Loans	2012-2023	110,838	29,132	81,706
Finance leases, interest and other	2012-2015	55,647	24,148	31,497
Loan arrangement costs	2012-2015	-	(1,718)	(50,185)
Total		3,520,780	223,625	3,176,491

Bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2012, 98.40% were denominated in euros (98.92% at December 31, 2011) and the remainder in foreign currencies.

The average interest rates on the Group’s bank borrowings were 3.34% in 2012 and 3.66% in 2011.

The Group considers that the current fair value of the bank borrowings amounts to EUR 3,055,782 thousand.

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

In January 2012, with the proceeds from the capital increase EUR 150,000 thousand (see Note 11a) were repayed EUR 100,000 thousand of the Syndicated Loan. The remainder of outstanding loan at December 31, 2012 amounted to EUR 1,282,544 thousand.

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

In July, 2012, EUR 200,000 thousand was paid with proceeds from the issue of bonds mandatorily convertible into Class A shares (EUR 434,000 thousand) (see Note 11c), leaving a debt of EUR 1,340,882 thousand.

Subordinated credit facility-

On December 20, 2007, the Parent arranged a subordinated credit facility of EUR 200,000 thousand bearing interest at a market rate.

The balance drawn down at December 31, 2011 was EUR 134,000 thousand, which is the definitive amount of this credit facility after Prisa requested a reduction in its limit.

This facility was paid in July 2012 with proceeds from the issue of bonds mandatorily convertible into Class A shares (see Note 11c).

Credit facilities-

“Credit facilities” includes mainly the amounts drawn down against credit facilities used to finance the Prisa Group companies’ operating requirements in Spain through cash-pooling. The total amount of borrowing facilities with maturities exceeding one year is EUR 142,102 thousand, and is recognized under "Non-current bank borrowings" on the accompanying consolidated balance sheet. Borrowing facilities maturing in 2013 total EUR 96,651 thousand, and are recognized under "Current bank borrowings" on the accompanying consolidated balance sheet. The interest rate applicable to these credit facilities is Euribor plus a market spread.

At year-end 2012, the syndicated loan and credit facility, the bridge loan, some bilateral loans and counterparties of hedges are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L. and Vertix, SGPS, S.A.

In 2010, the Parent pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The syndicated loan and credit facility, and the bridge loan establish that Grupo Prisa must comply with certain financial ratios which were renewed on December 26, 2011 in order to adapt them to the Group’s new financial position. The Group’s directors consider that the covenants established in these contracts were fulfilled at December 31, 2012.

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

-
The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the milestones for the bridge loan are met. As indicated previously, this bridge loan was paid off in July 2012.

-	Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.
-	Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

Conditions of these loans have been analyzed at that moment and there are no significant changes with respect to the previous situation.

Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2012, the Prisa Group held interest rate derivatives, foreign currency hedges and share options.

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

The fair value of the outstanding derivatives at December 31, 2012 was a negative EUR 4,123 thousand (December 31, 2011: negative EUR 3,327 thousand), of which EUR 4,092 thousand related to the negative fair value of interest rate derivatives and EUR 31 thousand to the negative fair value of foreign currency hedges.

Interest rate derivatives-

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

The interest rate derivatives arranged by the Prisa Group at December 31, 2012 and at December 31, 2011, and their fair values at that dates are as follows (in thousands of euros):

2012-

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2013	Outstanding at 2014	Outstanding at 2015
Prisa	IRS	2013	134,000	(855)	134,000	-	-
Prisa	IRS	2015	300,000	(3,237)	300,000	300,000	300,000
		Total	434,000	(4,092)	434,000	300,000	300,000

2011-

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2012	Outstanding at 2013
Prisa	Swap	2013	134,000	(1,317)	134,000	134,000
Media Global SGPS	Collar	2012	50,000	(1,183)	50,000	-
		Total	184,000	(2,500)	184,000	134,000

The outstanding interest rate derivatives at December 31, 2012 and 2011, had negative fair values of EUR 4,092 thousand and EUR 2,500 thousand, respectively.

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

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (before tax)	12/31/12	12/31/11
+0.5% (Increase in interest rate curve)	4,046	936
-0.5% (Decrease in interest rate curve)	(4,046)	(936)
The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

The Group considers that interest rates will probably fluctuate by 0.5% over the period analyzed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 15,213 thousand during 2013, based on the expected maturities and the Group’s intention to renew certain bank credit facilities.

Foreign currency derivatives-

In 2012 and 2011, the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

2012-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Santillana del Pacífico, S.A. de Ediciones	Forward	2013	1,200	910	(31)
Total			1,200	910	(31)

2011-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Editora Moderna, Ltda.	Forward	2012	4,200	3,246	385
Editora Moderna, Ltda.	Forward	2012	4,000	3,091	367
Editora Moderna, Ltda.	Forward	2012	3,000	2,319	275
Santillana del Pacífico, S.A. de Ediciones	Forward	2012	400	309	-
Santillana del Pacífico, S.A. de Ediciones	Forward	2012	400	309	-
Total			12,000	9,274	1,027

The Prisa Group recognized finance cost of EUR 31 thousand in this connection in the consolidated income statement for 2012 (a finance cost of EUR 1,027 thousand in 2011).

Analysis of sensitivity to exchange rates

 The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the EUR/USD and USD/BRL exchange rates.

 Following is a detail, in thousands of euros, of the sensitivity (changes in fair value) of the foreign currency hedges:

Sensitivity (before tax)	12/31/12	12/31/11
+10% (increase in USD exchange rate)	(29)	2,634
-10% (increase in USD exchange rate)	(34)	(918)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group’s liquidity in 2012 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

Liquidity risk-	Thousands of euros
Maturity	Interest rate derivatives	Foreign currency derivatives
Within 3 months	(910)	-
From 3 to 6 months	(740)	(31)
From 6 to 9 months	(424)	-
From 9 to 12 months	(387)	-
From 1 to 2 years	(1,232)	-
From 2 to 3 years	(399)	-
After 3 years	-	-

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2012 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlyings calculated based on the interest rate curves at the end of 2012.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	121,104	0.10%
From 3 to 6 months	79,025	0.10%
From 6 to 9 months	53,619	0.12%
From 9 to 12 months	32,943	0.15%
From 1 to 2 years	1,405,750	0.30%
From 2 to 3 years	1,509,031	0.65%
After 3 years	13,986	1.57%
Total	3,215,458

Share options-

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. At December 31, 2012, the fair value of this liability stands at EUR 26,385 thousand (2011: EUR 74,758 thousand) and is recognized under “Non-current financial liabilities” in the accompanying consolidated balance sheet. The Black-Scholes Method was used to determine fair value.

Other share options

At December 31, 2012, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa’s ordinary shares, was zero.

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

On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non- voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium (EUR 184,279 thousands net of costs associated to the capital increase).

Financial liability from the minimum annual dividend from DLJSAP’s investment in Grupo Santillana de Ediciones, S.L

The sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital in 2010 included the obligation to pay a preferential dividend of at least USD 25.8 million per year. Therefore, at December 31, 2012, the Group recognized a financial liability of EUR 108,772 thousand (December 31, 2011: EUR 110,916 thousand), calculated as the present value of the preferential  annual dividends discounted at the interest rate applicable to credit instruments with similar characteristics. These liabilities are in USD, and therefore, differences arising from exchange rate fluctuations are recognized as finance income or cost in the consolidated income statement.

Financial liability from the sale of 10% of Grupo Media Capital, SGPS, S.A.

In February 2011, the Group recognized a financial liability for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand. The sale was not produced for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership. This transaction has been reversed in February, 2013 (see Note 23).

Financial liability for measurement of the coupon paid to bondholders

The bonds mandatorily convertible into Class A shares (see Note 11c), subscribed in July 2012, were treated as a compound financial instrument, with a liability component at the present value of the guaranteed coupon at a the 1-month Euribor rate plus a spread of 4.15%, which led to the recognition of EUR 16,866 thousand under “Non-current financial liabilities” and EUR 18,508 thousand under “Current financial liabilities” in accordance with their payment dates. The bond matures in 2014 and coupons are paid annually.

(14)	LONG-TERM PROVISIONS

The detail of the changes in 2012 and 2011 in “Non- Current Liabilities – Provisions” is as follows:

2012-	Thousands of euros
	Balance at 12/31/11	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/12

For taxes	187,762	3	-	15,763	(514)	(1,183)	201,831
For third-party liability and other	168,758	(203)	(64,178)	25,040	(7,333)	(69,897)	52,187
Total	356,520	(200)	(64,178)	40,803	(7,847)	(71,080)	254,018

2011-	Thousands of euros
	Balance at 12/31/10	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/11

For taxes	11,408	(6)	-	184,547	(8,132)	(55)	187,762
For third-party liability and other	174,184	(251)	30	3,959	(13,942)	4,778	168,758
Total	185,592	(257)	30	188,506	(22,074)	4,723	356,520

The “Provision for taxes” relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies. (See Note 20).

The “Provision for third-party liability” relates to the estimated amount required to meet possible claims and litigation brought against Group companies.

In 2012 Dédalo Grupo Gráfico has started to be fully consolidated (see Note 3). Therefore the provision related to this company amounting to EUR 64,178 thousand euros has been eliminated.

Additionally, in 2012 the restructuring provided for in the printing business has been undertaken. As a result, the provision created for this concept has been applied in an amount of approximately EUR 40 million. Impairment losses of EUR 18 million were recognized in the year in relation to the printing plant in Barcelona and EUR 9 million for the printing plants in Lugo and Valencia. The amounts were also used from this provision (see Note 5).

Meanwhile, a provision for EUR 20 million was recognized in relation to termination benefits arising from employee reduction procedures payable to official bodies.

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

The breakdown of the total additions to long- term provisions charged to the consolidated income statement for 2012, 2011 and 2010 is as follows:

	Thousands of euros
	2012	2011	2010

Termination benefits	22,106	1,412	446
Other staff costs	662	1,213	1,591
Taxes	15,762	184,547	1,366
Other	2,273	1,334	3,095
Total	40,803	188,506	6,498

At December 31, 2012 and December 31, 2011, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Non-current liabilities - Provisions” in the accompanying consolidated balance sheet, the detail being as follows (see Note 9):

	Thousands of euros
	2012	2011
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	64,178
V-me Media Inc	1,257	4,126
WSUA Broadcasting Corporation	1,065	1,072
Distributors (*)	3,444	3,467
Green Emerald Business, Inc.	780	784
Ediciones Conelpa, S.L.	1,040	-
Other	1,146	81,637
Total	8,732	155,264

(*) Distrimedios, S.L., Gelesa Gestión Logística, S.L., Comercial de Prensa Siglo XXI, S.A. y Distribución de Prensa por Rutas, S.L.

(15)	OPERATING INCOME

The breakdown of income from the Group’s main business lines is as follows:

	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Revenue from subscribers	906,843	887,092	913,105
Advertising sales and sponsorship	553,368	620,063	673,702
Sales of books and training	718,781	697,881	625,877
Newspaper and magazine sales	146,219	168,744	180,396
Sales of add-ons and collections	20,504	23,151	30,953
Sale of audiovisual rights and programs	125,594	88,236	87,739
Intermediation services	20,069	20,985	25,393
Broadcasting services	10,638	17,260	19,860
Other services	121,479	117,869	130,748
Revenue	2,623,495	2,641,281	2,687,773
Income from non-current assets	3,319	20,263	32,888
Other income	37,878	62,906	102,070
Other income	41,197	83,169	134,958
Total operating income	2,664,692	2,724,450	2,822,731

The most significant barter transactions occurred under “Advertising sales and sponsorship” and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 8,982 thousand in 2012 (2011: EUR 8,936 thousands; 2010: EUR 9,022 thousands).

In 2011“Income from non-current assets” mainly includes the result of the sale of Canal Viajar and the dissolution of Canal+ Investment Inc. made by Prisa Televisión, amounting to EUR 12,288 thousands and EUR 5,378 thousands respectively.

(16)	OPERATING EXPENSES

Staff costs

The detail of “Staff costs” is as follows:

	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Wages and salaries	443,838	483,272	477,213
Employee benefit costs	89,243	93,667	94,524
Termination benefits	52,098	77,213	1,055
Other employee benefit costs	19,778	20,170	19,289
Total	604,957	674,322	592,081

Cost of termination benefits corresponds to the restructuring plan addressed by the group in all business segment and geographical areas during 2012 and 2011.

The average number of employees at the Group, by professional category, was as follows:

	12/31/2012	12/31/2011	12/31/2010

Executives	462	486	484
Middle management	1,481	1,526	1,564
Other employees	10,248	11,147	11,837
Total	12,191	13,159	13,885

The breakdown of the workforce, by gender, was as follows:

	12/31/2012		12/31/2011		12/31/2010
	Women	Men	Women	Men	Women	Men
Executives	127	335	142	344	137	347
Middle management	544	937	561	965	574	990
Other employees	4,973	5,275	5,583	5,564	5,839	5,998
Total	5,644	6,547	6,286	6,873	6,550	7,335

Share-based payments

Share option plan of Promotora de Informaciones, S.A.-

The Extraordinary General Shareholders’ Meeting held on November 27, 2010, authorized the 2010-2013 Share/Stock Options Delivery Plan, consisting of the delivery of Prisa shares and/or share options to the directors and executives of the Prisa Group, for 2010, 2011, 2012 and 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the Board of Directors, the Company directors would receive 40% of their fixed remuneration for belonging to the Board in Company shares. On October 24, 2012, after the reduction of the remuneration, the Board of Directors passed a motion allowing directors to choose whether to receive 40% of their fixed annual remuneration in shares of the Company or cash. Shares would be delivered to directors four times a year, once each quarter.

The Company has recognized an expense for this plan in the income statement for 2012 in the amount of EUR 429 thousand. The number of shares delivered is 664,701 (see Note 11g).

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying consolidated income statement.

During 2011, the now Executive Chairman of Prisa has received EUR 5,014 thousands by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros per share. This extraordinary compensation is linked to the success of the recapitalization of the Company and was communicated to the CNMV at the time of the delivery, being also reported in the financial information of the first half of 2011 (see Note 11g).

Additionally, during 2011, 660,728 shares have also been delivered to the Executive Chairman, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the accompanying consolidated income statement as a personal expense, equivalent to 220,242 shares. In 2012, an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares (see Note 25).

In June 2011, the Nomination and Remuneration Committee approved a multiyear, Long-Term Incentive Scheme, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals.

Prisa has recognized an expense on the income statement for 2012 in the amount of EUR 3,100 thousand (2011: EUR 1,845 thousand).

Outside services

The detail of “Outside services” in 2012, 2011 and 2010 is as follows:

	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Independent professional services	130,414	174,877	170,877
Leases and fees	136,345	138,195	126,075
Advertising	99,080	114,768	111,935
Intellectual property	59,774	67,899	55,054
Transport	56,947	63,913	68,919
Other outside services	260,417	229,161	261,640
Total	742,977	788,813	794,500

Fees paid to auditors

The fees for financial audit services relating to the 2012 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,345 thousand (2011: EUR 2,441 thousand; 2010: EUR 2,170 thousand), of which EUR 438 thousand relate to Prisa (2011: EUR 482 thousand ;2010: EUR 486 thousand); this amount includes EUR 255 thousand for the 2012 audit of the consolidated group (2011: EUR 279 thousand; 2010: EUR 350 thousands), in keeping with PCAOB audit procedures. Additionally, during 2010, Deloitte conducted the 2007, 2008, and 2009 audits of the consolidated group in accordance with PCAOB audit procedures; the fees for this service totaled EUR 1,580 thousand.

Also, the fees relating to other auditors involved in the 2012 audit of the various Group companies amounted to EUR 339 thousand (2011: EUR 343 thousand; 2010: EUR 383 thousand).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2012		2011		2010
	Principal auditor	Other audit firms	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	277	240	281	-	444	261
Tax advisory services	519	257	405	170	264	65
Other services	213	284	447	2,802	1,691	927
Other professional services	1,009	781	1,133	2,972	2,399	1,253

Operating leases

Various assets and services used by the Group are held under operating leases, the most significant of which are the buildings in Gran Vía 32, Miguel Yuste, Tres Cantos and Caspe, the provision of analogue, digital terrestrial and satellite broadcasting services and the radio frequencies. The most significant lease relates to Media Latina. The schedule for the minimum lease payments arising from these leases is as follows:

Year	Thousands of euros

2013	80,234
2014	77,569
2015	77,715
2016	76,954
2017	78,124
2018 and beyond	659,627
1,050,223

The main characteristic of the leases for the buildings on Gran Vía 32, Miguel Yuste and Caspe are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. The duration of the Tres Cantos lease is 20 years, which is renewable for four consecutive periods of five years each. In 2012, the lease expense relating to these buildings amounted to EUR 31,836 thousand (2011: EUR 30,826 thousands; 2010: EUR 22,748 thousands) and was recognized under “Outside services - Leases and fees.”

Radio frequencies are leased from Media Latina for a term of ten years, renewable for a consecutive period of a further ten years. The lease expense for 2012 in this connection amounted to EUR 6,822 thousand (2011: EUR 7,272 thousands; 2010: EUR 5,838 thousands) recognized under “Outside services - Leases and fees.”

The lease for the provision of satellite broadcasting services expires in 2017. The expense relating to these services amounted to EUR 42,812 thousand in 2012 (2011: EUR 52,940 thousands; 2010: EUR 43,936 thousands), which is recognized under “Outside services - Leases and fees”.

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Provision for bad debt	80,563	27,947	24,744
Change in inventory write-downs	20,016	16,723	12,480
Change in provision for sales returns	(385)	501	(14)
Total	100,194	45,171	37,210

In May 2012, the Group has reached an agreement with Cableuropa, S.A.U. (Ono) by means of which EUR 54,374 thousand have been recovered by the Company (half of the total EUR 108,748 thousand paid) which ends the lawsuits that Prisa had with Ono (see note 29). As a consequence of this deal, the Group has registered the same amount under the “Variation in operating allowances” of the consolidated income statement, which corresponds to the amount that has not been recovered.

(17)	FINANCIAL LOSS

The detail of “Financial Loss” in the consolidated income statements is as follows:

	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Income from current financial assets	1,045	839	835
Finance income from hedging transactions	-	705	-
Income from equity investments	287	395	284
Other finance income	4,137	5,357	7,646
Finance income	5,469	7,296	8,765
Interest on debt	(113,636)	(124,653)	(123,559)
Finance costs on hedging transactions	(1,739)	(8,445)	(16,374)
Adjustments for inflation	(3,895)	(699)	(990)
Other finance costs	(58,331)	(71,356)	(37,846)
Finance costs	(177,601)	(205,153)	(178,769)
Exchange gains	24,031	24,186	25,821
Exchange losses	(23,750)	(28,067)	(23,705)
Exchange differences (net)	281	(3,881)	2,116
Change in fair value of financial instruments	(2,241)	6,586	8,677
Financial loss	(174,092)	(195,152)	(159,211)

“Other finance costs” mainly included the updating of the financial liability registered for the minimum Class B dividend and loan arrangement costs.

(18)	DISCONTINUED OPERATIONS

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

The business segments were determined based on the Prisa Group’s organizational structure at year-end 2012 considering the nature of the products and services offered, and the customer segments which they target.

Prisa’s operations are divided into four main businesses:

-	Audiovisual, which obtains revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;
-	Education, which includes primarily the sale of general publishing and educational books and education system;

-	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and
-	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and distribution;

Segment information about these businesses for 2012, 2011 and 2010 is presented below:

	AUDIOVISUAL			EDUCATION			RADIO			PRESS			OTHERS			ELIMINATIONS AND ADJUSTMENTS			PRISA GROUP
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Operating income	1,259,845	1,241,185	1,372,401	733,654	720,393	642,252	342,416	376,772	405,522	314,594	390,012	420,347	119,976	101,598	96,926	(105,793)	(105,510)	(114,717)	2,664,692	2,724,450	2,822,731
- External sales	1,250,276	1,206,862	1,321,866	732,623	715,553	638,884	333,403	368,469	395,176	281,437	358,633	315,398	73,666	41,762	120,737	(6,713)	33,171	30,670	2,664,692	2,724,450	2,822,731
- Inter-segment sales	9,569	34,323	50,535	1,031	4,840	3,368	9,013	8,303	10,346	33,157	31,379	104,949	46,310	59,836	(23,811)	(99,080)	(138,681)	(145,387)	0	0	0

Operating expenses	(1,194,621)	(1,119,796)	(1,177,964)	(625,765)	(616,407)	(536,791)	(318,990)	(351,588)	(315,458)	(367,241)	(373,532)	(378,051)	(1,167,947)	(668,617)	(198,031)	834,818	369,754	119,716	(2,839,746)	(2,760,186)	(2,486,579)
- Cost of materials used	(619,927)	(533,690)	(564,527)	(188,354)	(187,198)	(160,101)	(2,069)	(2,401)	(3,412)	(84,801)	(105,067)	(111,830)	(5,200)	(842)	(4,007)	10,999	5,078	4,654	(889,352)	(824,120)	(839,223)
- Staff costs	(135,408)	(182,160)	(173,950)	(165,812)	(161,837)	(148,212)	(122,514)	(153,281)	(119,054)	(114,916)	(105,117)	(100,843)	(65,681)	(71,852)	(49,540)	(626)	(75)	(482)	(604,957)	(674,322)	(592,081)
- Depreciations and amortisation charge	(100,537)	(95,515)	(100,112)	(51,426)	(44,816)	(41,714)	(13,856)	(14,664)	(14,328)	(10,216)	(9,915)	(9,957)	(12,271)	(6,621)	(5,034)	308	200	782	(187,998)	(171,331)	(170,363)
- Outside services	(271,323)	(290,541)	(325,108)	(195,299)	(201,160)	(167,336)	(163,411)	(169,469)	(174,918)	(128,507)	(139,749)	(149,816)	(78,763)	(89,161)	(66,841)	94,326	101,267	89,519	(742,977)	(788,813)	(794,500)
- Change in operating provisions	(67,575)	(8,036)	(11,095)	(21,493)	(18,205)	(15,844)	(5,023)	(11,757)	(3,673)	(6,133)	(5,907)	(4,255)	(995)	(1,267)	(2,343)	1,023	1	0	(100,196)	(45,171)	(37,210)
- Other expenses	149	(9,854)	(3,172)	(3,381)	(3,191)	(3,584)	(12,117)	(16)	(73)	(22,668)	(7,777)	(1,350)	(1,005,037)	(498,874)	(70,266)	728,788	263,283	25,243	(314,266)	(256,429)	(53,202)

Profit from operations	65,224	121,389	194,437	107,889	103,986	105,461	23,426	25,184	90,064	(52,647)	16,480	42,296	(1,047,971)	(567,019)	(101,105)	729,025	264,244	4,999	(175,054)	(35,736)	336,152

Finance income	876	2,302	6,566	3,343	3,948	2,913	707	1,003	809	1,996	1,494	963	291,956	150,429	144,222	(291,693)	(145,048)	(137,095)	7,185	14,128	18,378
Finance costs	(21,965)	(18,793)	(23,849)	(31,668)	(27,035)	(22,416)	(4,650)	(2,186)	(3,685)	(2,824)	(499)	(704)	(156,417)	(189,090)	(162,735)	35,965	32,204	33,683	(181,559)	(205,399)	(179,706)
Exchange differences (net)	(1,579)	1,424	(4,516)	2,176	(5,137)	9,393	(346)	(153)	1,885	(187)	(210)	(27)	218	101	(142)	0	94	(4,476)	282	(3,881)	2,117
													0	0	0
Financial profit (loss)	(22,668)	(15,067)	(21,799)	(26,149)	(28,224)	(10,110)	(4,289)	(1,336)	(991)	(1,015)	785	232	135,757	(38,560)	(18,659)	(255,728)	(112,750)	(107,888)	(174,092)	(195,152)	(159,211)

Result of companies accounted for using the equity method	4,157	(2,215)	(594)	(129)	(236)	(164)	(97)	(181)	(25)	(8,687)	(123)	996	0	0	0	(1,519)	(16,939)	(99,766)	(6,275)	(19,694)	(99,553)
													0
Loss from other investments	0	0	0	0	0	0	2	(6)	(42)	0	0	(4,361)	68,254	(17,659)	(105,275)	(68,254)	23,532	105,376	2	5,867	(4,302)

Profit before tax from continuing operations	46,713	104,107	172,044	81,611	75,526	95,187	19,042	23,661	89,006	(62,349)	17,142	39,163	(843,960)	(623,238)	(225,039)	403,524	158,087	(97,279)	(355,419)	(244,715)	73,086
													0	0	0
													0	0	0
Income tax	(1,190)	1,927	(49,028)	(26,689)	(22,041)	(30,382)	(8,009)	(7,771)	(22,027)	16,679	(3,117)	(10,925)	80,977	(121,714)	(36,113)	(41,332)	4,743	75,451	20,436	(147,973)	(73,024)

Profit from continuing operations	45,523	106,034	123,016	54,922	53,485	64,805	11,033	15,890	66,979	(45,670)	14,025	28,238	(762,983)	(744,952)	(261,152)	362,192	162,830	(21,828)	(334,983)	(392,688)	62

Profit after tax from discontinued operations	0	0	336,160	(1,793)	(2,428)	(2,105)	0	0	0	(3)	(758)	(608)	(70,854)	0	0	69,154	540	(368,458)	(3,496)	(2,646)	(35,011)

Consolidated profit for the year	45,523	106,034	459,176	53,129	51,057	62,700	11,033	15,890	66,979	(45,673)	13,267	27,630	(833,837)	(744,952)	(261,152)	431,346	163,370	(390,286)	(338,479)	(395,334)	(34,949)

Non-controling interests	(19,758)	(25,523)	(1,444)	442	439	738	(4,543)	(3,976)	(4,619)	(1,421)	(3,093)	(2,929)	(35)	(46)	(36)	108,761	(23,685)	(29,631)	83,446	(55,884)	(37,921)

Profit atributable to the Parent	25,765	80,511	457,732	53,571	51,496	63,438	6,490	11,914	62,360	(47,094)	10,174	24,701	(833,872)	(744,998)	(261,188)	540,107	139,685	(419,917)	(255,033)	(451,218)	(72,870)

BALANCE SHEET

Assets	2,986,065	3,033,287	3,136,159	614,668	573,677	559,885	520,201	533,020	560,617	259,717	345,208	331,000	5,410,152	5,894,539	6,269,004	(2,128,790)	(2,501,207)	(2,705,211)	7,662,013	7,878,524	8,151,454
- Non- current except investments accounted for using the equity method	1,291,888	1,339,216	1,393,537	277,470	226,774	206,074	350,799	365,052	363,615	92,021	121,533	111,812	4,898,286	5,434,806	5,742,313	(1,519,584)	(1,912,760)	(2,137,404)	5,390,880	5,574,621	5,679,947
- Investments accounted for using the equity method	593,845	587,667	594,409	11	96	168	906	(1,721)	(1,498)	16,351	11,334	12,159	0	0	0	1,101	6,706	8,304	612,214	604,082	613,542
- Current	1,100,332	1,106,404	1,148,213	337,187	346,807	350,110	168,363	169,564	198,380	151,345	212,341	207,029	508,728	459,733	526,691	(610,307)	(595,153)	(576,111)	1,655,648	1,699,696	1,854,312
- Assets classified as held for sale	0	0	0	0	0	3,533	133	125	120	0	0	0	3,138	0	0	0	0	0	3,271	125	3,653

Equity and liabilities	2,986,065	3,033,287	3,136,159	614,668	573,677	559,885	520,201	533,020	560,617	259,717	345,208	331,000	5,410,152	5,894,539	6,269,004	(2,128,790)	(2,501,207)	(2,705,211)	7,662,013	7,878,524	8,151,454
- Equity	1,818,850	1,910,879	1,824,407	158,315	144,778	162,114	338,576	369,527	402,467	120,372	165,320	162,533	1,061,555	1,118,863	1,837,163	(886,041)	(1,491,332)	(1,738,499)	2,611,627	2,218,035	2,650,185
- Non-current	114,402	124,169	149,355	170,006	158,792	150,825	17,125	10,979	10,104	18,867	2,076	1,063	3,623,976	3,954,604	3,603,689	(612,595)	(368,291)	(388,540)	3,331,781	3,882,329	3,526,496
- Current	1,052,813	998,239	1,162,397	286,347	270,107	246,946	164,500	152,514	148,046	120,478	177,812	167,404	724,621	821,072	828,152	(630,154)	(641,584)	(578,172)	1,718,605	1,778,160	1,974,773
- Liabilities classified as held for sale	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0

*Others includes:  Prisa Brand Solutions, Digital, Promotora de Informaciones, S.A., Prisaprint, S.L., Promotora de Actividades América 2010, S.L., Prisa División Inmobiliaria, S.L., Prisa Inc., Prisa División Internacional, S.L.; Prisa Finance (Netherlands) BV, GLP Colombia, Ltda., Dédalo Grupo Gráfico, S.L. and Vertix, SGPS, S.A.

The detail of capex in 2012, 2011 and 2010 by business segment is as follows (in thousands of euros):

	Thousands of euros
	2012			2011			2010
	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total
Audiovisual	16,404	48,038	64,442	57,421	58,958	116,379	64,363	57,670	122,033
Education	24,009	54,351	78,360	11,926	55,524	67,450	4,647	50,590	55,237
Radio	4,582	2,684	7,266	5,765	2,360	8,125	7,690	10,932	18,622
Press	859	2,420	3,279	529	3,183	3,712	2,460	4,804	7,264
Other	410	15,003	15,413	1,312	21,000	22,312	564	2,289	2,853
TOTAL	46,264	122,496	168,760	76,953	141,025	217,978	79,724	126,285	206,009

In relation to the audiovisual segment, the breakdown, by business line, of the main items under “Profit/(loss) from operations” is as follows:

	Thousands of euros
	2012			2011			2010
	Pay television	Free-to- air television	Other	Pay television	Free-to- air television	Other	Pay television	Free-to- air television	Other
Revenue	1,071,549	106,252	67,900	988,563	149,024	76,524	1,035,733	155,983	78,066
Other income	8,375	4,174	1,595	22,715	1,165	3,194	98,256	886	3,477
TOTAL OPERATING INCOME	1,079,924	110,426	69,495	1,011,278	150,189	79,718	1,133,989	156,869	81,543

Cost of materials used	(596,875)	(21,261)	(1,791)	(506,699)	(23,122)	(3,869)	(535,772)	(16,364)	(12,391)
Staff costs	(82,944)	(20,926)	(31,538)	(114,138)	(25,067)	(42,955)	(108,509)	(23,468)	(41,973)
Other operating expenses	(364,573)	(39,940)	(34,774)	(294,869)	(34,181)	(74,896)	(315,644)	(33,952)	(89,891)
TOTAL OPERATING EXPENSES	(1,044,392)	(82,127)	(68,103)	(915,706)	(82,370)	(121,720)	(959,925)	(73,784)	(144,255)

PROFIT/(LOSS) FROM OPERATIONS	35,532	28,299	1,392	95,572	67,819	(42,002)	174,064	83,085	(62,712)

At December 31, 2012 and 2011, the non-current and current assets and liabilities directly related to the free-to-air TV business, as well as the current assets and liabilities directly allocable to that business, correspond to the free-to-air Grupo Media Capital “TVI.” The related amounts are as follows:

	12/31/2012	12/31/2011
Non-current assets	16,308	22,748
Current assets	107,402	97,735
Current liabilities	(66,450)	(81,480)

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

The breakdown of certain of the Group’s consolidated balances based on the geographical location of the companies that gave rise to them is as follows:
	Thousands of euros
	Revenue			Other income			Profit/(loss) before non- controlling interests and tax
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Europe	1,899,046	1,975,446	2,106,231	35,570	73,960	128,561	(468,246)	(359,625)	(29,949)
Spain	1,720,562	1,776,041	1,905,259	29,683	70,496	125,193	(489,251)	(395,847)	(41,623)
Rest of Europe	178,484	199,405	200,972	5,887	3,464	3,367	21,005	36,222	11,674

America	724,449	665,835	581,542	5,627	9,209	6,397	112,827	114,910	103,035
Total	2,623,495	2,641,281	2,687,773	41,197	83,169	134,958	(355,419)	(244,715)	73,086

	Thousands of euros
	Non-current assets (*)			Total assets
	2012	2011	2010	2012	2011	2010

Europe	4,355,234	4,676,153	4,966,425	7,052,320	7,305,629	7,577,468
Spain	4,169,221	4,483,084	4,715,976	6,735,632	6,988,294	7,258,263
Rest of Europe	186,013	193,069	250,449	316,688	317,335	319,205

America	239,353	214,168	210,423	609,693	572,895	573,986
Total	4,594,587	4,890,321	5,176,848	7,662,013	7,878,524	8,151,454

(*) Include property, plant and equipment, goodwill, intangible assets, investment accounted for using the equity method and other non-current assets.

(20)	TAX MATTERS

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

Dts Distribuidora Television Digital, S.A. is the parent of tax group 136/11 which includes all the subsidiaries that meet the statutory requirements (see Appendix I) .

Also, on January 1, 2009, Prisa Radio, S.L. created its own consolidated tax group in Spain, identified with number 194/09, which also includes all the subsidiaries that meet the statutory requirements (see Appendix I).

In addition, on January 1, 2011 Grupo Cronos Distribución Integral, S.L. created its own consolidated tax group in Spain, identified with number 445/11, which also includes the subsidiaries that meet the statutory requirements (see Appendix I).

Dédalo Grupo Gráfico, S.L., created its own consolidated tax group in Spain, identified with number 225/04, which includes the subsidiaries that meet the statutory requirements for application of this special consolidated tax regime.

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

In prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Chapter VIII of Title VII of the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of March 5. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of tax credits for the reinvestment of extraordinary income under Article 21 of the repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this Law are made in the notes to the financial statements of the corresponding companies.

In the financial statements for 2009, 2010 and 2011, several Group companies availed themselves of the tax credit for reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law amounting to EUR 1,226 thousand, EUR 41,805 thousand and EUR 559,498 thousand, respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved.

At the time of filing of the 2011 income tax statement, in July 2012, several companies availed themselves of the tax credit for the reinvestment of extraordinary income amounting to EUR 42,363 thousand, having fulfilled, in the year in which the income was obtained, the obligation to reinvest the sale price in the acquisition of property, plant and equipment, intangible assets, and financial assets, in accordance with the terms established by the tax legislation.

During the year, certain companies within the tax group deducted, for tax purposes excluding the recognition of impairment losses on equity interests from taxable income provided for under article 12.3 of the Spanish Corporation Tax Law. The disclosure requirements of this Law were met in the notes to the financial statements of these companies.

a)	Reconciliation of the accounting profit to the taxable profit

The following table shows a reconciliation of the result of applying the current standard tax rate in Spain to consolidated net accounting profit, calculated under International Financial Reporting Standards, to the consolidated Group’s income tax expense for 2012, 2011 and 2010.

	Income statement
	2012	2011	2010
CONSOLIDATED NET PROFIT UNDER IFRSs*	(355,419)	(244,715)	73,086
Tax charge at 30%**	(106,626)	(73,415)	21,926

Consolidation adjustments	61,782	74,804	17,534
Permanent differences (1)	(22,704)	(4,499)	34,961
Tax loss carryforwards	(399)	-	(780)
Tax credits and tax relief (2)	(2,133)	(1,952)	(4,566)
Effect of applying different tax rates (3)	3,258	1,247	(8,178)
INCOME TAX	(66,822)	(3,815)	60,897

ADJUSTMENT OF PRIOR YEARS' TAX (4)	5,700	146,171	6,611
FOREIGN TAX EXPENSE (5)	3,392	4,092	3,820
EMPLOYEE PROFIT SHARING (6)	2,721	1,525	1,696
ADJUSTMENTS TO CONSOLIDATED TAX	34,573	-	-
TOTAL INCOME TAX	(20,436)	147,973	73,024
*Loss
** The parentheses mean income

(1) The permanent differences are due mainly to different accounting and tax criteria of certain provisions and non-computable income and non-deductible expenses. Also included is the effect of those companies with losses which do not generate deferred tax.

(2) The Spanish Prisa reporting Group companies took a domestic dividend double taxation tax credit on dividends not eliminated on consolidation, an international double taxation credit and a tax credit provided for in Article 20 of Law 49/2002, of December 23, on the Tax Regime of Not-for-Profit-Entities and Tax Incentives for Patronage.

(3) Relating to the effect of taxation of profits from American and European subsidiaries at different rates.

(4) Refers to the impact on the income statement of the adjustment of income tax from prior years.
(5) This relates to the expense for taxes paid abroad and arose from withholdings at source on the income from exports of services provided by the Group's Spanish companies abroad and dividends.

(6) This is an additional component of the income tax expense in countries such as Mexico.

b)	Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at year-end 2011 and 2012 (in thousands of euros):

2012-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2012	Additions	Transfers	Disposals	12/31/2011
Advance Payment Tax Assessments	26,532	26,532	-	-	-
Non- deductible financial expenses	13,209	13,209	-	-	-
Non-deductible provisions	12,298	11,107	-	(3,247)	4,438
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	906,126	98,948	(12,017)	(3,435)	822,630
Unused tax credits recognized	345,593	37,501	-	(8,494)	316,586
Other	40,074	7,265	12,017	(2,211)	23,003
Total	1,343,869	194,562	-	(17,387)	1,166,694

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2012	Additions	Disposals	12/31/2011
Impairment losses on equity investments and goodwill	12,601	158	(7,194)	19,637
Deferral for reinvestment of extraordinary income	5,176	-	(918)	6,094
Accelerated depreciation and amortization	957	486	(17)	488
Other	3,443	29	(776)	4,190
Total	22,177	673	(8,905)	30,409

2011-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2010
Non-deductible provisions	4,438	2,218	-	(6,623)	8,843
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	44,386	12,936	(4,109)	769,417
Unused tax credits recognized	316,586	83,280	(121)	(10,886)	244,313
Other	23,003	13,218	(12,815)	(820)	23,420
Total	1,166,694	143,102	-	(22,438)	1,046,030

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2011	Additions	Disposals	12/31/2010
Impairment losses on equity investments and goodwill	19,637	125	(549)	20,061
Deferral for reinvestment of extraordinary income	6,094	-	(150)	6,244
Accelerated depreciation and amortization	488	-	(17)	505
Other	4,190	2,582	(137)	1,745
Total	30,409	2,707	(853)	28,555

The tax assets and liabilities on the consolidated balance sheet at December 31, 2012 and at December 31, 2011 are recognized at their estimated recoverable amount.

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

Among the deferred tax assets the most significant amounts correspond to (i) tax credits arising from tax losses, tax credits for investments and arising from restrictions on the deductibility of financial expenses from Prisa’s 2/91 tax consolidation group, Prisa Radio’s 194/09 tax consolidation group and DTS Distribuidora Televisión Digital, S.A.’s 136/11 tax consolidation group. These deferred assets were recognized in accordance with the criteria set forth in valuation regulations.

Following is a detail, in thousands of euros, of the prior years' tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

Year incurred	Amount	Recognized	Not recognized	Last year for offset	Amount for offset
1996	628		628	2014	628
1997	78,221	77,185	1,036	2015	1,036
1998	242,124	225,065	17,059	2016	1,537
1999	371,719	296,335	75,384	2017	7,144
2000	474,333	408,775	65,558	2018	17,222
2001	479,574	422,260	57,314	2019	3,503
2002	551,142	465,576	85,566	2020	18,451
2003	598,011	545,023	52,988	2021	84,293
2004	160,651	95,283	65,368	2022	20,945
2005	7,040	267	6,773	2023	7,040
2006	12,498	6,348	6,150	2024	390,992
2007	5,682	56	5,626	2025	5,682
2008	13,433	238	13,195	2026	2,436,583
2009	8,690	67	8,623	2027	8,690
2010	4,388	591	3,797	2028	4,388
2011	145,301	141,549	3,752	2029	145,301
2012	402,526	314,881	87,645	2030	402,526
Total	3,555,961	2,999,499	556,462		3,555,961

The Group recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Prisa Televisión Group. The Group also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. The recovery thereof is reasonably assured on the basis of the recent performance of the pay TV businesses, the forecasts contained in the Prisa Televisión Group's business plan and the Notes to the Group’s consolidated financial statements.

In this respect, the management of Prisa Televisión Group has a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group's future strategy, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Prisa Televisión Group in the pay TV market in Spain were taken into account.

The assumptions used in this business plan are conservative and relate to matters such as the penetration of pay TV in Spain, Prisa Televisión Group's share of this penetration, the trend in the number of subscribers and in the prices of the services offered by the Group and the general trend in costs, in particular programming costs within the current technological and right exploitation framework in which the Prisa Televisión Group operates. In this respect, the projection for the long-term penetration of pay TV in Spain is several points below the current penetration rates in neighboring countries. In addition, these rates are generally below the forecasts of independent third-party consultants. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that the Prisa Televisión Group will report rising earnings figures at medium term which, together with its legal restructuring and the transactions described in the Notes to the Group's consolidated financial statements, will enable the tax assets recognized by it to be recovered.

The breakdown, by country, of the tax loss carryforwards of the Group's foreign companies is shown below (in thousands of euros):

Year generated	USA	MEXICO	BRAZIL	CHILE	ARGENTINA	COLOMBIA	PORTUGAL	TOTAL
1997	1,749							1,749
1998	1,719							1,719
1999	2,930							2,930
2000	3,857							3,857
2001	3,243							3,243
2002	1,879							1,879
2003	2,898							2,898
2004	3,128							3,128
2005	3,085							3,085
2006	7,341						1,947	9,288
2007	5,433				177		2,395	8,005
2008	4,234	292			204			4,730
2009	5,345	65			315			5,725
2010	3,423	465		9,971	627			14,486
2011	5,549	57	2,019		403			8,028
2012	2,300	4	5,654		376	1,091	361	9,786
TOTAL	58,113	883	7,673	9,971	2,102	1,091	4,703	84,536

RECOGNIZED		294	7,673	9,971	2,102	1,091	2,092	23,223
NOT RECOGNIZED	58,113	589					2,611	61,313

PERIOD FOR OFFSET	20 years	10 years	No limit	No limit	5 years	5 years	6 and 4 years

c)	Years open for review by the tax authorities

The years open for review by the tax authorities for the main taxes vary from one consolidated company to another, although they are generally the last four years, with the exceptions discussed below.

The revenue authorities audited certain companies within the consolidated tax and accounting scope of Promotora de Informaciones, S.A., and several statutory notices of deficiency were issued for the following: personal income tax withholdings and payments (1994-1996), VAT (1994-1996), single revaluation tax, and income tax (1990-1996). At the date of preparation of these financial statements, the procedural status of the cases is as follows:

Company	Tax	Years	Procedural status
Subsidiaries
Diario El País, S.L.	Personal income tax withholdings	1994 to 1996	In 2012, payment was made to comply with the order to enforce the partly favorable decision

The Antena 3 de Radio, S.A. consolidated tax group was audited by the revenue authorities in 2005. The revenue authorities reviewed the following years and taxes: 2000, 2001, and 2002 for income tax, and January 2001 to December 2002 for VAT, personal income tax withholdings and payments (employees and professionals) and tax on property income. As a result of the audit, notice of deficiency amounting to EUR 3,499 thousand was issued in respect of the consolidated income tax, which was signed on a contested basis. The appropriate motions for review were filed against these notices and a decision upholding the final tax determinations was issued. The related appeal was filed at the Madrid Regional Board of Tax Appeals against the decision, the execution of which was stayed in return for the posting of a guarantee. The Board handed down a decision, partially upholding the appeal filed in respect of substantially all of the deficiency and interest and reversed the penalty.  To comply with the decision issued by the Regional Board of Tax Appeals, during 2010 the revenue authorities reopened the 2001-2002 income tax audit. During the year, this audit concluded with a determination that the entity has a tax liability of EUR 528 thousand. An appeal was filed at the Central Board of Tax Appeals against this determination.

During 2011 verification and inquiry actions were initiated with regard to the tax on raffles, draws, wagers and games of chance for 2007 to 2010 at Sociedad Prisa Televisión, S.A. The actions concluded with a contested statutory notice of deficiency resulting in a proposed determination in the amount of EUR 8,570 thousand (deficiency plus interest). An appeal was filed at the Central Board of Tax Appeals against this decision. Despite the appeal having been filed, the corresponding tax liability was settled in the year and recognized as a tax credit as the procedure has not yet ended and as there is no final ruling which rejects the company’s claim.

During 2012 verification and inquiry actions were initiated with regard to the tax on raffles, draws, wagers and games of chance for 2007 to 2010 at Promotora de Emisoras de Televisión, S.A. The actions concluded with a contested statutory notice of deficiency resulting in a proposed determination in the amount of EUR 544 thousand (deficiency plus interest). An appeal was filed at the Central Board of Tax Appeals against the decision. The amount owed by the company has been paid and recognized as an expense.

In 2006, the revenue authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001, and 2002 and for VAT, personal income tax withholdings and repayments (employees and professionals), tax on property income, investment income tax and non-resident income tax for the following companies and years:

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

The decisions handed down on the motions for review filed against the determinations arising from the statutory notices issued for each year (1999 to 2002) for income tax (which were partially upheld) affirmed determinations totaling EUR 34,867 thousand (deficiency plus late-payment interest). Appeals against these decisions were filed at the Central Board of Tax Appeals. The decisions handed down by the aforementioned Board, partially upholding the Group’s claims and overturning the determinations relating to all those years, formed the subject matter of a petition for review at the National Appellate Court. Payment of this amount was stayed and the related guarantee was posted. The National Appellate Court dismissed the petitions and the company filed the corresponding petitions to the Supreme Court.

The petitions for 2001 and 2002 were both deemed inadmissible on formal grounds. Similarly, motions for annulment were filed and rejected; the Parent then filed petitions for review with the Constitutional Court.

As a result, in 2012 the company received the order to enforce the decision of the National Appellate Court concerning income tax for 2001; an objection to the form of enforcement was filed. Similarly, this enforcement entailed a new tax determination of EUR 17,069 thousand against which the Parent has filed a motion for review and the corresponding appeal to the Board of Tax Appeals upon failure of the motion. This administrative act has required the posting of a guarantee.

The other taxes audited did not give rise to any determination or the amount of the determination was immaterial and has been paid or appealed.

In 2010, the tax audit of consolidated income tax for 2003 to 2005 was completed and the corresponding statutory notice was issued stating a deficiency of approximately EUR 16,960 thousand, which was signed on a contested basis. During the year, the negative decision concerning the appeal to the Board of Tax Appeals was received and a petition for judicial review was filed. Despite the petition having been filed, the corresponding tax liability was settled in the year and recognized as a tax credit as the procedure has not yet ended and as there is no final ruling which rejects the Company’s claim.

Also, the audits of personal income tax withholdings and repayments (employees and professionals), tax on property income and investment income tax for 2004 and 2005 were completed, which gave rise to uncontested notices of deficiency that were paid in the year and a contested notice of deficiency amounting to EUR 326 thousand which was also paid. At the date of the preparation of these financial statements, the petitions for judicial review have been rejected, and all of the tax debts arising from the regularization have been fully paid.

Also, the VAT audit for June 2004 to December 2006 was completed with uncontested notices of deficiency amounting to EUR 909 thousand paid in 2010 and contested notices amounting to EUR 75 thousand and EUR 5,416 thousand respectively, which are under review at the National Appellate Court and the Central Board of Tax Appeals, respectively.

In 2012, the revenue authorities continued their audits of tax consolidation group 2/91 whose parent is Promotora de Informaciones, for income tax for 2006 to 2008.

This audit also includes VAT, personal income tax withholdings and repayments (employees and professionals) and non-resident income tax for the following years:

Company	Years	PIT/Non-resiednts year
Parent -	2008	June 2007 to December 2008
Promotora de Informaciones, S.A.
Subsidiaries
Ítaca, S.L.	2008	April 2008 to December 2008
Sociedad Española de Radiodifusión, S.L.	2008	March 2008 to December 2008
Grupo Santillana de Ediciones, S.L.	2008	April 2008 to December 2008
Santillana Educación, S.L.	2008	March 2008 to December 2008

The Supreme Court petition for review concerning the determination of income tax for 2001 was initially denied leave to proceed on purely formal grounds, and, on a prudential basis, the Company booked a provision for EUR 183,000 thousand in case of an unfavorable court ruling for the items in question, largely the export tax credit, within the proceedings in progress in relation to the tax audits. In 2012, given that the Supreme Court petition for 2002 was denied leave to proceed, the Company did the same and booked an additional provision of EUR 6,700 thousand (Note 14).

The Company considers that no additional material contingencies would arise from a tax review of the years open to examination.

(21)	DISTRIBUTION OF RESULT

The proposal for the distribution of the loss of Promotora de Informaciones, S.A. for 2012 and 2011 is as follows (in thousands of euros):

	2012	2011
	Amount	Amount
Basis of appropriation
Loss for the year	(685,793)	(616,903)
Distribution-
Prior year losses	(685,793)	(616,903)

The proposal for the distribution of the profit of Promotora de Informaciones, S.A. for 2010 is as follows (in thousands of euros):

Amount
Basis of appropriation
Profit for the year	9,282
Distribution-
Legal reserve	928
Bylaw-stipulated reserves	928
Dividends	0.014583€ per Class B share
Voluntary reserves	Remaining balance

(22)	EARNINGS PER SHARE

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

The basic earnings (loss) per share attributed to equity holders of the Parent corresponding to continuing and discontinued operations in 2012, 2011 and 2010 were the following:

	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Profit/(loss) for the year from continuing operations attributable to the Parent (*)	(256,761)	(518,773)	(43,364)
Loss after tax from discontinued operations	(3,496)	(2,646)	(35,011)
Profit/(loss) for the year attributable to the Parent	(260,257)	(521,419)	(78,375)
Weighted average number of ordinary shares outstanding (thousands of shares)	947,991	845,309	277,279
Basic earnings/(loss) per share of continuing operations (euros)	(0.27)	(0.61)	(0.16)
Basic loss per share of discontinued operations (euros)	(0.00)	(0.00)	(0.13)
Basic earnings/(loss) per share (euros)	(0.27)	(0.62)	(0.28)

(*) In 2011, in order to calculate basic earnings/(loss) per share, the loss from continuing operations attributable to the Parent amounting to EUR 448,572 thousand (2010: EUR 37,859 thousand) were adjusted by EUR 70,201 thousand (2010: EUR 5,505 thousand), the amount corresponding to preferential dividends of 2011.

Weighted average number of ordinary shares outstanding in 2012, 2011 and 2010:

	Thousands of shares
	2012	2011	2010
Ordinary shares prior to capital increase	847,861	846,978	219,135
Share capital increases	103,976	693	58,484
Weighted average of treasury shares	(3,846)	(2,362)	(340)
Weighted average number of ordinary shares outstanding for basic earnings per share	947,991	845,309	277,279

(23)	EVENTS AFTER THE REPORTING PERIOD

By virtue of the agreements entered into in 2011, in February 2013, PortQuay West I B.V., company controlled by Miguel Paes do Amaral, has exercised its right to transmit to Vertix, 100% subsidiary of Prisa, the 10% of Grupo Media Capital SGPS, S.A.'s share capital.

(24)	RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2012 and 2011 is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Receivable
Trade receivables	21,023	27,510
-Associates	20,922	27,468
-Related parties	101	42
Long-term loans	18,783	144,493
Short-term loans	5,483	4,901
Total	45,289	176,904
Payable
Trade payables	9,854	12,102
-Associates	9,854	12,102
-Related parties	-	-
Other payables	5	-
-Associates	5	-
-Related parties	-	-
Total	9,859	12,102

The transactions performed with related parties in 2012, 2011 and 2010 were as follows (in thousands of euros):

	12/31/2012		12/31/2011		12/31/2010
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities

Services received	2,652	22,673	4,996	33,277	22,541	30,998
Other expenses	11,177	3,588	27,393	2,328	16,955	-
Total expenses	13,829	26,261	32,389	35,605	39,496	30,998
Finance income	-	156	-	180	-	425
Dividend received	-	13,727	-	24,688	-	-
Services rendered	-	123,660	-	85,826	-	-
Other income	-	12,034	-	9,875	-	8,319
Total income	-	149,577	-	120,569	-	8,744

All related party transactions have taken place under market conditions.

The aggregate amount of EUR 11,177 thousand relates to the accrued salaries of directors (see Note 25) and executives.

Remuneration of senior executives-

The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2012 and of the Group companies other than it amounted to EUR 5,819 thousand (EUR 6,784 thousand in 2011 and EUR 7,109 thousand in 2010), which will be paid at short term.

At December 31, 2012, remuneration of senior executives of the Prisa Group is the one accrued by those persons who are members of the Business Management Committee and the Corporate Committee who are not executive directors, in addition to the internal audit director of Promotora de Informaciones, S.A. During 2012 these senior executives were: Javier Lázaro, Fernando Martínez Albacete, Miguel Ángel Cayuela Sebastián, Iñigo Dago Elorza, Pedro García Guillén, Kamal M. Bherwani, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz, Óscar Gómez and Virginia Fernández Iribarnegaray.

In addition, this remuneration includes for 2012 the amounts corresponding to Ignacio Santillana del Barrio, Augusto Delkader Teig y Javier Pons Tubio until September, under General Manager of Prisa, Chairman of Prisa Radio and Chief Exective Officer of Prisa Radio. As of September, 2012 an internal reorganization was undertaken and lead to a change of senior executives.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 22,673 thousands correspond to the printing services provided by various investees of Dédalo Grupo Gráfico, S.L. up to March 31, 2012, after which the company was fully consolidated (see Note 3), distribution, transport and logistics services provided by Gelesa Gestión Logística and other companies belonging to the distribution business and advertising and technical and administrative services provided by Mediaset España Comunicación, S.A.

The aggregate amount of EUR 13,727 thousands correspond to dividends received by Prisa Televisión, S.A.U. as a result of the investment in Mediaset España Comunicación, S.A. (EUR 9,734 thousand) and dividends received by Sociedad Española de Radiodifusión, S.L. as a result of the investment in Sistema Radiópolis, S.A. de C.V. (EUR 3,993 thousand).

Finally the aggregate amount of EUR 123,660 thousands correspond to income received for technical and administrative services and for sale of advertising space and rights to Grupo Mediaset España Comunicación, S.A., as well as to income received for the sale of copies and add-ons to Gelesa Gestión Logística and other companies belonging to the distribution business.

The detail of other transactions performed with related parties in 2012 and 2011 is as follows (in thousands of euros):

	12/31/2012			12/31/2011
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties

Financing agreements: loans	-	8,006	-	-	141,755	-
Guarantees provided (Note 26)	-	-	12,801	-	105,200	36,550
Commitments/guarantees cancelled (Note 26)	-	-	-	-	-	-
Dividends and other distributed profits	-	19,933	-	-	18,338	-
Other transactions	-	-	-	-	-	-

At December 31, 2011, the aggregate amount of EUR 141,755 thousand (EUR 99,682 thousand in 2010) included the EUR 136,792 thousand (EUR 92,625 thousand in 2010) credit facility granted to Dédalo Grupo Gráfico, S.L. (see Note 8).

The aggregate amount of EUR 19,933 thousand correspond to dividends distributed by DTS Distribuidora de Televisión Digital, S.A. to its shareholder Mediaset España Comunicación, S.A. (EUR 18,338 thousand in 2011).

(25)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2012, 2011 and 2010, the consolidated companies accrued the following amounts in respect of remuneration to Prisa’s Board members:
	Thousands of euros
	12/31/2012	12/31/2011	12/31/2010

Fixed remuneration	2,908	3,333	2,478
Variable remuneration	-	7,272	1,811
Attendance fees	463	561	1,833
Bylaw-stipulated directors’ emoluments	1,908	2,000	1,609
Share options	-	-	74
Other	79	7,443	2,041
Total	5,358	20,609	9,846

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension obligations to them.

In addition, during 2012 an expense of EUR 853 thousands was registered due to the accrual of the remuneration already paid in 2011 to the current executive president of the Group (see Note 16).

Due to current general economic conditions, executive directors Mr. Juan Luis Cebrián, Mr. Manuel Polanco Moreno and Mr. Fernando Abril-Martorell have voluntarily agreed with the Company to have only the fixed remuneration stipulated in their contracts for 2012 and not to receive any variable remuneration.

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

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Société Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.	-	Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy Chairman
Manuel Polanco Moreno	V-me Media Inc	-	Director
Fernando Abril-Martorell	Telecomunicaciones de Sao Paulo SS-Telesp	-	Director
Nicolas Berggruen	Société Editrice du Monde	-	Director
Arianna Huffington	AOL, Inc	-	Chairman and Director of “The Huffington Post media Group”
Jose Luis Leal Maldonado	Punto y Seguido, S.A.	0.05	-
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L	-	Chairman
Harry Sloan	Zenimax Media Inc	1.91	Director

It is also hereby stated that:

i)	a daughter of Director Mr. Juan Luis Cebrián is Director of the Spanish TV Film Area of Corporación RTVE (Radio Televisión Española);
ii)	a son of Director Mr. Alain Minc’s is the Editor of “Paris Match”, “Journal du Dimanche” and “Version Femina” (a magazine edited by the Lagardère Group), and
iii)
Director Mr. Nicolas Berggruen owns 45% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company’s Annual Corporate Governance Report: Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Matías Cortés Dominguez, Manuel Polanco Moreno, Arianna Huffington and Gregorio Marañón y Bertrán de Lis.

Also, in accordance with Section 230 of the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2012, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

(26)	GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2012, following the sale of Prisa’s total stake in Iberbanda, S.A. to Telefónica de España, S.A.U. in 2011, Prisa maintained the guarantee solely on certain commitments acquired to Public Administrations by Iberbanda in the amount of EUR 3,384 thousand.

At December 31, 2012, Prisa had furnished bank guarantees amounting to EUR 272,184 thousand and USD 2,863 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis, litigation for football rights and acquisition of football rights (see Note 29).

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

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A.  The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2012 was EUR 20,000 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 12,801 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

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

In addition, by virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totalling EUR 267,225 thousand with the aforementioned company for the coming seven years. In 2012, the scope of the project changed, affecting the Latin America and Spain service, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model.  As a result of these changes, the amount of the future commitments initially agreed on has also changed. The amount corresponding to services rendered in 2010, 2011 and 2012 stood at EUR 77,782 thousand and the estimated future commitments for the remainder of the contract amount to EUR 155,615 thousands.

At December 31, 2012, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 2,152,958 thousand. The net amounts payable in relation to these obligations fall due as follows:

Year	Thousands of euros

2013	857,642
2014	815,465
2015	398,783
2016	49,218
2017	31,758
2018 and subsequent years	92
2,152,958

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

Past-due payments to creditors-

Creditors who are paid after the maximum legal period are Spanish creditors (excluding suppliers of non-current financial assets or finance-lease creditors) with whom contracts have been signed for periods over the maximum 75-day period (85 days in 2011). This also includes payables to suppliers with which certain Group companies are involved in unresolved litigation.

At December 31, 2012, trade payables over 75 days past due for the Spanish Group companies amounted to EUR 215,648 thousand (Trade payables over 85 past due amounted at December 31, 2011: EUR 229,916 thousand and at December 31, 2010: EUR 180,268 thousand).

The detail of payments made in 2012 and in 2011 is as follows:

	2012		2011
	Thousands of euros	(%)	Thousands of euros	(%)
Past- due more than 75 days in 2012 and 85 days in 2011	465,571	31.96	398,188	31.59
Others	991,186	68.04	862,113	68.41
Total payments	1,456,757	100	1,260,301	100
Weighted Average Number of Days Past- Due (DSO)	110		88

The increase in total payments is mainly due to the change in the model for marketing soccer.

(28)	LEGAL MATTERS

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

In 2003 and 2004, the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión S.A.U. (Sogecable at the time) to its subscribers. The CMT ruled partially in favor of these claims in 2004 and 2005. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court against these decisions, which were rejected. Subsequent to the offer submitted by Prisa Televisión, in January 2008 the Madrid Court of First Instance no. 43 closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT.

Cableuropa, S.A.U. (Ono) also filed a claim for damage and loss against Prisa Televisión, S.A.U. at the Colmenar Viejo Court of First Instance nº. 3. In its judgment of December 1, 2009, the Court ordered Prisa Televisión to pay approximately EUR 44 million plus the legal interest from when the claim was filed. An appeal against this judgment was filed at the Madrid Provincial Appellate Court. On May 18, 2012, Prisa Televisión and Ono reached an out-of-court settlement, whereby Prisa Televisión withdrew its appeal and Ono repaid half of the amount that, according to the rulings, Prisa Televisión had paid, thereby ending the lawsuits between these two companies on this matter.

The proceedings initiated at the behest of the other operators requesting the execution of the aforementioned awards are still in progress at the respective courts.

Ono filed a claim against AVS and Prisa Televisión relating to the “guaranteed minimum” of the pay-per-view soccer broadcasting agreements entered into by the members of AUNA and AVS. Even though prior claims by cable operators relating to the “guaranteed minimums” have always proved fruitless, in its decision of March 4, 2010, Mercantile Court nº. 7 of Madrid which was hearing the case upheld the claim of Ono, and obliged AVS and Prisa Televisión to jointly and severally pay approximately EUR 30 million, plus an amount not yet determined for the 2007/2008 and 2008/2009 seasons (approximately EUR 29 million including interest). Regardless of the appeal that AVS and Prisa Televisión filed against this judgment, AVS and Prisa Televisión reached an agreement with Ono to avoid the negative effects of a potential provisional execution of this resolution and settled on a payment calendar which began in March 2011.  The total amount, with interest, paid by Prisa Televisión was EUR 59,737,192. As with the suit over the theme channels, on May 18, 2012, AVS, Prisa Televisión S.A.U. and Ono reached an out-of-court settlement whereby Prisa Televisión, S.A.U., AVS and Ono withdrew their respective appeals and Ono repaid half of the amount that, according to the rulings, AVS had paid, thereby ending the lawsuits between these companies on this matter.

Past lawsuits between Prisa Televisión and subsidiaries with different joint intellectual property rights management companies, AGEDI, AIE, SGAE and AISGE, have also been settled out of court and are all closed.

In 2006, Warner Sogefils, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L., filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE’s purported unfair trade practices, which currently is unresolved. This appeal was conducted by the Competition Court against the distributors of the Majors. Regardless of the appropriate procedural subrogation, the AIE was liquidated in 2006.

On July 24, 2006, Audiovisual Sport, S.L. (AVS), Prisa Televisión, S.A.U., TVC Multimedia, S.L. and Mediaproducción, S.L. (Mediapro) entered into an agreement to exploit the rights of the Spanish Soccer League for the 2006/07 and subsequent seasons. The main purpose of the agreement was to maintain the model of exploiting televised soccer that has prevailed in Spain since 1997. After filed a complaint against Mediapro on July 3, 2007, and supplementary pleadings on July 31, August 27, and September 12, 2007, the latter accompanied by a request for injunctive relief which was fully upheld by the Madrid Court of First Instance no. 36 in an Order dated October 8, 2007. In compliance with this order, Audiovisual Sport, S.L. deposited EUR 50,000 thousand, secured by Prisa Televisión, to guarantee the fulfillment of the contractual obligations. The Order dated October 8, 2007 was revoked by the Madrid Provincial Appellate Court in July 2008. AVS presented a new application for injunctive relief at the Madrid Court of First Instance nº. 36 for the 2008-2009 seasons which was dismissed by Order of September 12, 2008.

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

The sentence was appealed by Mediapro, and AVS requested its provisional execution on June 9, 2010. The court handed down its ruling on June 21, 2010 on the request, which was suspended as a result of Mediapro's subsequent application and filing for bankruptcy proceedings, which are still underway before Barcelona Mercantile Court number 7 (Bankruptcy case no. 490/2010).

In a ruling of November 14, 2012, the Madrid Provincial Court upheld for the most part the ruling of March 15, 2010, accepting Mediapro’s appeal only with respect to the duration of the agreement of July 24, 2006, ruling it closed at the end of the 2008/2009 season. AVS and Prisa Televisión, S.A.U. have filed appeals for judicial review against this ruling.

AVS also filed a new claim against Mediapro before Barcelona Mercantile Court number 7 demanding EUR 97 million in damages not covered by the sentence handed down on March 15, 2010. This proceeding was suspended after the judge declared the existence of a preliminary judgment via ruling of September 22, 2010, which was appealed by AVS.

On July 15, 2011, Mercantile Court nº. 7 of Barcelona handed down a ruling indicating that, given that more votes were cast in favor than against the proposed settlement submitted by Mediapro (consisting of a delay of 35 months in its payment obligations, without acquittance), the court would approve it if no statement of opposition was filed in ten days.

AVS filed an incidental claim challenging the court approval of the settlement, which was granted leave to proceed on September 19, 2011. The statement of opposition was submitted along with an expert report issued by KPMG. Based on the events occurred since date of the issue of the report by the bankruptcy trustees, the expert report questioned the viability of the proposed settlement with creditors. Mediapro contested the statement of opposition on October 7, 2011.

The hearing on the statement of opposition that had been filed was scheduled for October 28, 2011. It was postponed and then rescheduled for December 21.

On December 23, 2011, Mercantile Court nº 7 of Barcelona handed down a ruling dismissing the opposition filed by AVS and approving the proposed settlement with creditors, thereby bringing the effects of the bankruptcy proceedings to an end. The bankruptcy trustees and Mediapro, in a statement issued on June 29, 2012, notified Mercantile Court nº 7 that, under the terms of the agreement, the waiting period would be calculated from April 23, 2012.

AVS filed an appeal against the ruling of Mercantile Court No. 7 of Barcelona and all judgments issued throughout the proceedings that could be appealed under the Bankruptcy Law rejecting the actions undertaken by AVS designed to achieve an appropriate inclusion of the assets and liabilities in bankruptcy.

On October 24, 2012, the Provincial Court of Barcelona rejected the appeal against the ruling accepting the settlement and in which AVS requested the termination of the bankruptcy trustees be suspended.

The rest of the appeals are still awaiting decisions by the Provincial Court of Barcelona.

This primary proceeding against Mediapro was not affected by the agreement dated August 16, 2012 between DTS And Mediapro for the exploitation of audiovisual rights for soccer during the 2012/2013, 2013/2014 and 2014/2015 seasons.

On November 7, 2011, DTS was notified of a claim filed by the bankruptcy trustees of Real Betis Balompié being heard by Mercantile Court nº 1 in Seville (bankruptcy incident 1037/2011). This litigation stemmed from a dispute between DTS and the aforementioned Club on the nature of an advance payment of EUR 10 million that DTS made to the Club pursuant to a contract dated October 11, 2007, regarding the assignment of audiovisual rights for several seasons. The Club considered that the payment was a signing bonus and DTS considered that it was an advance payment. DTS responded to the claim on November 22, 2011 and the hearing was held on January 20, 2012.  In a ruling dated April 2, 2012, the courts accepted the request from the bankruptcy trustees, prohibiting DTS from discounting the advance payment of EUR 10 million made by DTS from the payments to the Club. However, on May 24, 2012, DTS, the Club and the bankruptcy trustees reached an out-of-court settlement putting an end to this litigation. Under this agreement, DTS may allocate EUR 2.5 million to the price for the 2011/2012 season of the EUR 10 million under dispute. The remaining EUR 7.5 million will be applied proportionately to the 2012/2013, 2013/2014 and 2014/2015 seasons over which the Club and DTS have entered into a new agreement. In addition, in a ruling dated June 27, 2012, the Courts certified the agreement reached between the parties.

Elsewhere, European Home Shoping, S.L. (“EHS”) has filed a suit against DTS claiming EUR 1.2 million in indemnity for discrimination by EHS against Canal Club regarding the economic terms of access to the Digital+ platform (now Canal+) agreed upon with EHS on July 21, 2005. This suit stems from the counterclaim lodged by EHS against Sogecable Media (now absorbed in Mediaset España) and DTS related to Sogecable Media’s prior suit against EHS claiming an amount for failure to pay advertising contracted by EHS for its broadcast on TDT channel 40 Latino. EHS responded to DTS’s counterclaim and the preliminary hearing was set for December 16, 2013.

On April 8, 2008, the Investigation Unit (“IU”) of the Spanish Competition Authority (CNC) resolved to initiate disciplinary proceedings, ex oficio, against different companies (including Prisa Televisión, S.A.U. and AVS) and 39 soccer clubs due to restrictive competitive practices which would affect the market for the acquisition of audiovisual rights relating to Spanish soccer events held on a regular basis and the market for the audiovisual exploitation of such rights. On April 14, 2010, the CNC handed down its ruling, by virtue of which it fined Prisa Televisión and Mediapro EUR 150 thousand, and AVS EUR 100 thousand. The CNC based the fines on the finding that the contract between the two parties restricted competition. Prisa Televisión and AVS filed an administrative appeal which has not yet been ruled upon.

On December 12, 2008, the CMT issued a resolution imposing a sanction against Prisa Televisión for alleged repeated breaches of the requirements relating to the information prepared by the aforementioned company in relation to compliance with the terms and conditions of the Spanish Cabinet Resolution dated November 29, 2002, on which the integration of Vía Digital with Prisa Televisión was conditional. The CMT also handed down a decision imposing a similar penalty against AVS. Both Prisa Televisión and AVS filed the corresponding appeals for judicial review against these decisions. In a ruling dated April 26, 2012, the National Appellate Court rejected the appeal for judicial review filed by AVS against the CMT resolution of December 12, 2008. AVS has filed an administrative appeal against this ruling. The appeal submitted by Prisa Televisión is pending resolution.

In addition, on December 7, 2012, the IU of the CNC resolved to initiate disciplinary proceedings for conduct prohibited under articles 1 and 2 of the anti-trust law (LDC) and articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) against DTS, Telefónica, S.A. and Mediapro regarding the marketing of Canal+ Liga and Canal+ Liga de Campeones under case number S/0436/12. The proceedings are in the initial stages and there is no specification of facts document as yet. DTS has requested that certain documentation provided in the stage of undisclosed information prior to the proceedings remain confidential and has inspected the file before presenting any statement of allegations. The initiation of these proceedings does not prejudice the outcome of this investigation. The CNC will have up to 18 months to examine the file and issue a resolution.

On November 24, 2011, CNC issued a resolution penalizing Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions) for an alleged offence regarding competition, for a project of joint commercialization of advertising space in written press and in a Sunday supplement edited with another editor group. Both Prisa and the editor group have filed administrative appeals, which have not yet been ruled upon.

The Group’s directors and the internal and external legal advisers do not expect any material liabilities not already recognized to arise for the Group as a result of the outcome of these lawsuits.

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

EDUCATION

Full consolidation

Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Ediciones Generales, S.L.	95.81%
			Ítaca, S.L.	4.19%
			Ediciones Santillana, S.A. (Argentina)	1 share
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Ediciones Generales, S.L.	99.97%
			Ítaca, S.L.	0.03%
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brazil	Publishing	Santillana Educación, S.L.	95.93%
Santillana Infantil y Juvenil, S.L. (formerly Canal de Editoriales, S.A.)	Av. De los Artesanos, 6 Tres Cantos. Madrid	Publishing	Santillana Educación, S.L.	100%	2/91
Distribuidora y Editora Aguilar A.T.A, S.A.	Edificio Punto 99, Carrera 11° N°98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Ediciones Generales, S.L.	94.97%
			Ítaca, S.L.	5.01%
			Edicions Voramar, S.A.	0.01%
			Edicions Obradoiro, S.L.	0.01%
			Ediciones Grazalema, S.L.	0.01%
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11° N°98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94.90%
			Ítaca, S.L.	4.80%
			Edicions Voramar, S.A.	0.10%
			Edicions Obradoiro, S.L.	0.10%
			Ediciones Grazalema, S.L.	0.10%
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Seville	Publishing	Santillana Educación, S.L.	99.98%	2/91
			Ítaca, S.L.	0.02%
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	Santillana Educación, S.L.	100.00%
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Educación, S.L.	95.00%
			Ítaca, S.L.	5.00%
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132 Montevideo Uruguay	Publishing	Santillana Educación, S.L.	100.00%
Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2° B. 15705. Santiago de Compostela	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Editora Altea, Ltda. (Fomerly, Uno Educação, Ltda.)	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100%
			Ítaca, S.L.	1 share
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brazil	Publishing	Editora Objetiva, Ltda.	99.96%
			Editora Moderna Ltda.	3 shares
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brazil	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brazil	Publishing	Santillana Ediciones Generales, S.L.	76.00%
Editorial Nuevo México, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11° N°98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94.90%
			Ítaca, S.L.	5.10%
			Edicions Voramar, S.A.	0.00%
			Edicions Obradoiro, S.L.	0.00%
			Ediciones Grazalema, S.L.	0.00%
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zone 14 . Guatemala - Guatemala	Publishing	Santillana Educación, S.L.	99.99%
			Ítaca, S.L.	0.01%
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac. Casa No. 1626, contiguo al Autobanco Cuscatlan. Boulevard Juan Pablo II. Tegucigalpa. Honduras	Publishing	Santillana Educación, S.L.	99.00%
			Ítaca, S.L.	1.00%
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. Dominican Republic.	Publishing	Santillana Educación, S.L.	99.95%
			Others companies Grupo Santillana de Ediciones, S.L.	0.05%
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia 1°. Caracas. Venezuela	Publishing	Santillana Educación, S.L.	100.00%
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	Santillana Educación, S.L.	99.95%
			Ítaca, S.L.	0.05%
Editorial Santillana, S.A. de C.V. (México)	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Nuevo México, S.A. de C.V.	1 share
Grup Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Grupo Santillana de Ediciones, S.L.	Av. De los Artesanos, 6 Tres Cantos. Madrid	Publishing	Promotora de Informaciones, S.A.	75.00%	2/91
Instituto Universitario de Posgrado, S.A.	Av. De los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Santillana Formación, S.L.	61.42%
Inevery DPS, S.L.	Av. De los Artesanos, 6 Tres Cantos. Madrid	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content.	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Ítaca, S.L.	Av. De los Artesanos, 6 Tres Cantos. Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Santillana Educación, S.L.	0.02%
Lanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Creation, development and management of companies	Santillana Educación, S.L.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Richmond Educação, Ltda.	Rua Padre Adelino, 758. Sala 3- Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Richmond Publishing, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	99.98%
			Editorial Santillana, S.A. de C.V. (México)	0.02%
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	Santillana Educación, S.L.	99.99%
			Ítaca, S.L.	0.01%
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	Santillana Educación, S.L.	99.89%
			Ediciones Santillana, S.A. (Argentina)	0.11%
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Peru	Publishing	Santillana Educación, S.L.	95.00%
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	Santillana Educación, S.L.	99.00%	2/91
			Ítaca, S.L.	1.00%
Santillana de Ediciones, S.A. (Bolivia)	Calle 13, N° 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	Santillana Educación, S.L.	99.70%
			Santillana Ediciones Generales, S.L.	0.15%
			Ítaca, S.L.	0.15%
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Santillana Ediciones Generales, S.L.	Av. De los Artesanos,6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	1 share
Santillana Ediciones Generales, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Publishing	Santillana Ediciones Generales, S.L.	99.92%
Santillana Editores, S.A. (Fomerly, Constancia Editores, S.A.)	Estrada da Outurela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	0.00%
Santillana Educación, S.L.	Av. De los Artesanos,6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	1 share
Santillana Formación, S.L.	Av. De los Artesanos,6 Tres Cantos. Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Santillana Sistemas Educativos, Ltda. (Colombia) (Fomerly;	Edificio Punto 99, Carrera 11° N°98-50 Oficina 501. Bogotá	Consultancy services for the obtainment of quality certification by schools	Santillana Sistemas Educativos, S.L.	94.45%
Santillana Formación, S.L. (Colombia))			Distribuidora y Editora Richmond S.A.	5.55%
Santillana Sistemas Educativos, S.L. (Fomerly, N. Editorial, S.L.)	Av. De los Artesanos,6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. US.	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino n.° 758, Térreo - Fundos, Sala 1- Quarta Parada, CEP 03303-904. Sao Paulo. Brazil	Publishing	Santillana Sistemas Educativos, S.L.	100.00%
			Ítaca, S.L.	1 share

Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City, Mexico	Publishing	Santillana Sistemas Educativos, S.L.	99.95%
			Lanza, S.A. de C.V.	0.05%
			Nuevo México, S.A. de C.V.	1 share
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	Santillana Educación, S.L.	99.90%	2/91
			Ítaca, S.L.	0.10%

Proportionate consolidation

Historia para Todos, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. Mexico City. Mexico	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	Santillana Ediciones Generales, S.A. de C.V.	50.00%

Equity method

Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5. 08006. Barcelona	Services for marketing of digital content	Santillana Ediciones Generales, S.L.	26.66%

DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Río de Janeiro. 22270-000. Brazil	Distribution of books and literary content in digital format for electronic devices connected to internet	Editora Objetiva Ltda.	20.01%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

PRESS

Full consolidation
Prisa Noticias, S.L.	Gran Vía, 32. Madrid	Operation of press media	Promotora de Informaciones, S.A.	100.00%	2/91

Equity method

Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	Juan Ignacio Luca de Tena, 7. Madrid	Publication and operation of newspapers, magazines in digital format	Prisa Noticias, S.L.	50.00%
Le Monde Libre	17, Place de la Madeleine. París		Prisa Noticias, S.L.	20.00%

EL PAÍS

Full consolidation

Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	Diario El País, S.L.	93.60%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	5.90%
			Prisa Digital, S.L.	0.50%
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	Prisa Noticias, S.L.	100.00%	2/91
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	Diario El País, S.L.	87.74%
			Diario El País México, S.A. de C.V.	12.26%
Diario El País Do Brasil Distribuidora de	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brazil	Operation of El País newspaper in Brazil	Diario El País, S.L.	99.99%
Publicaçoes, LTDA.			Prisa División Internacional, S.L.	0.01%
Diario El País México, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Operation of El País newspaper in Mexico	Diario El País, S.L.	92.56%
			Promotora de Informaciones, S.A.	7.44%
			Lanza, S.A. de C.V.	1 share
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	Diario El País, S.L.	99.99%	2/91
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia. Santiago. Chile	Publication, operation and sale of El País newspaper in Chile	Ediciones El País, S.L.	100.00%
			Grupo Empresarial de Medios Impresos, S.L.	0.00%
Pressprint, S.L.U.	Valentín Beato, 44. Madrid	Production, printing, publication and distribution of products	Diario El País, S.L.	100.00%	2/91

Equity method

Ediciones Conelpa, S.L.	Paseo de la Castellana. 9-11. Madrid	Publication and operation of magazines in physical and digital format	Ediciones El País, S.L.	50.00%

TRADE PRESS

Full consolidation

Diario As, S.L.	Valentín Beato, 44. Madrid	Publication and operation of As newspaper	Grupo Empresarial de Medios Impresos, S.L.	75.00%	2/91
Espacio Digital Editorial, S.L. (formerly Espacio Editorial Andaluza Holding, S.L.)	Gran Vía, 32. Madrid	Publication and operation of digital Huffinton Post in Spain	Prisa Noticias, S.L.	100.00%	2/91
Estructura, Grupo de Estudios Económicos, S.A.	Miguel Yuste, 42 Madrid	Publication and operation of Cinco Días newspaper	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
			Promotora de Informaciones, S.A.	0.00%
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	Prisa Noticias, S.L.	100.00%	2/91
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	Grupo Empresarial de Medios Impresos, S.L.	52.63%
Promotora General de Revistas, S.A.	Valentín Beato, 44. Madrid	Publication production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L.	99.96%	2/91
			Promotora de Informaciones, S.A.	0.04%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

DISTRIBUTION

Full consolidation

Aldipren, S.L.	Polígono Campollano. Calle de Distribución. Número 34-38. 02006 Albacete	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Cronodís Logística Integral, S.L.	Calle El Rayo. Parcela 2,4,2. Polígono Industrial La Quinta /R2. 19171. Cabanillas del Campo.	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	95.00%	445/11
	Guadalajara
Districuen, S.L.	Polígono La Cerrajera. Parcela 36. Cuenca	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase. Calle Arrollo Gadea, 9. 45007. Toledo	Distribution and sale of publishing products	Grupo Cronos Distribución Integral, S.L.	79.50%	445/11
Grupo Cronos Distribución Integral, S.L.	Almanaque N° 5. Polígono Fin de Semana. 28022. Madrid.	Distribution and sale of publishing products	Redprensa, S.L.U.	50.00%
Redprensa, S.L.U.	Gran Vía, 32. Madrid	Holdings	Prisa Noticias, S.L.	100.00%	2/91

Equity method

Beralán, S.L.	Igarategi Industrialdea. N° 58. 20130-Urnieta. Guipúzcoa	Distribution of publishing products	Redprensa, S.L.U.	22.25%
Cirpress, S.L.	Polígono Tazaba II. Parcela 31. Logrezana - Carreño. 33438. Asturias	Distribution of publishing products	Redprensa, S.L.U.	27.88%
Comercial de Prensa Siglo XXI, S.A.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065-Getafe. Madrid	Distribution and sale of publishing products	Dima Distribución Integral, S.L.	100.00%	198/11
Dima Distribución Integral, S.L.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065. Getafe. Madrid	Distribution of publishing products	Redprensa, S.L.U.	33.66%
Distribución de Prensa por Rutas, S.L.	Avenida de la Industria, 22. Nave A. Coslada. Madrid	Distribution of publications	Dima Distribución Integral, S.L.	100.00%	198/11
Distribuciones Papiro, S.L.	Polígono Industrial el Montalbo, C/Pasteur 6, parcela 15, Nave 1,2,3 y 4. 37008. Salamanca	Distribution of publishing products	Redprensa, S.L.U.	26.35%
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra. Calle Córdoba. 18-20. 18210. Peligros. Granada	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 7. Polígono Industrial La Juaida. 04240, Viator. Almería	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón. Parcela 16,18,19. 15189-Culleredo. A Coruña	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Distribuidora Extremeña de Publicaciones, S.L.	Polígono Industrial El Nevero, C/Nevero quince, n° 30-32. 06006. Badajoz	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distrigalicia, S.L.	Carretera de Catabais Km. 3,300 de Ferrol. A Coruña	Storage and distribution of publishing products	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Distrimedios, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Gelesa Gestión Logística, S.L.	Almanaque N° 5. Polígono Fin de Semana. 28022. Madrid.	Distribution of publications	Dima Distribución Integral, S.L.	100.00%	198/11
Grupo Distribución Editorial Revistas, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publications	Distrimedios, S.L.	20.93%
			Marina BCN Distribucions, S.L.	12.79%
			Beralán, S.L.	12.21%
			Val Disme, S.L.	12.21%
			Distribuidora de Publicaciones Boreal, S.L.	10.47%
			Distribuciones Papiro, S.L.	6.98%
			Cirpress, S.L.	5.81%
			Grupo Cronos Distribución Integral, S.L.	5.81%
Logística Ciudad Real, S.L.	Polígono Industrial La Estrella, Calle Herreros N° 10 de Miguelturra. 13170. Ciudad Real	Storage and distribution of publishing products	Distrimedios, S.L.	70.00%
Marina BCN Distribucions, S.L.	Calle E. N° 1 con Esquina Calle 6 (Sector E), Zona Franca. 08040. Barcelona	Distribution of publishing products	Redprensa, S.L.U.	30.00%
Nuevo Distrigades, S.L.	Calle Francia, s/n. Polígono Industrial El Trocadero. Puerto Real. Cádiz	Distribution of publications	Distrimedios, S.L.	70.00%
Trecedis, S.L.	Calle Avenida de Bruselas, 5. Arrollo de la Vega. 28108. Alcobendas. Madrid	Distribution of publications	Beralán, S.L.	8.14%
			Cirpress, S.L.	8.14%
			Distribución de Prensa por Rutas, S.A.	2.36%
			Distribuciones Papiro, S.L.	8.14%
			Distribuidora de Publicaciones Boreal, S.L.	8.14%
			Distrimedios, S.L.	8.14%
			Grupo Cronos Distribución Integral, S.L.	8.14%
			Marina BCN Distribucions, S.L.	8.14%
			Val Disme, S.L.	8.14%
Val Disme, S.L.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	Redprensa, S.L.U.	23.75%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*)	Consolidated tax group Cronos Distribución Integral, S.L.: 445/11
(*)	Consolidated tax group Dima Distribución Integral, S.L.: 198/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

PRISA RADIO

RADIO IN SPAIN

Full consolidation

Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64.64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.78%
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99.56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.34%	194/09
			Radio Murcia, S.A.	3.33%
			Radio Club Canarias, S.A.	3.33%
Cantabria de Medios, S. A.	Pasaje de Peña. N° 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100.00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97.03%	194/09
Comunicacions Pla, S.L.	Avenida Negrals, 41. Mollerusa. Lleida.	Operation of radio broadcasting stations	Radio Lleida, S.L.	100.00%
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Prisa Radio, S.L.	100.00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	Prisa Radio, S.L.	100.00%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40.00%
			Prisa Radio, S.L.	50.00%
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49.01%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.30%
			Sociedad Española de Radiodifusión, S.L.	16.68%
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46.25%
Prisa Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	Promotora de Informaciones, S.A.	73.49%
Propulsora Montañesa, S. A.	Pasaje de Peña. N° 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.57%	194/09
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100.00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99.32%	194/09
Radio Lleida, S.L.	Calle Vila Antonia. N° 5. Lleida	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	44.33%
			Radio España de Barcelona, S.A.	22.17%
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83.33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24.00%
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2°A. Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Prisa Radio, S.L.	99.99%	194/09
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74.60%
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6° Escalde. Engordany. Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50.00%
Talavera Visión, S.L.	Plaza Cervantes 6 4°. Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100.00%
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	72.59%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4.14%
			Radio España de Barcelona, S.A.	1.58%
			Propulsora Montañesa, S. A.	0.95%
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	Antena 3 de Radio, S.A.	75.10%
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	Sociedad Española de Radiodifusión, S.L.	60.00%	194/09
			Antena 3 de Radio, S.A.	40.00%
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Prisa Radio, S.L.	99.97%	194/09
			Nova Ediciones Musicales, S.A.	0.03%
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	Prisa Radio, S.L.	100.00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%

Equity method

Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	Prisa Radio, S.L.	35.99%
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	Prisa Radio, S.L.	33.00%

(*)	Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

INTERNATIONAL RADIO

Full consolidation

Abril, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
Aurora, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamerican Radio Holding Chile, S.A.	99.98%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.02%
Blaya y Vega, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Radiodifusion Iberoamerican Chile S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
Caracol, S.A.	Calle 67 N° 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.05%
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, US.	Operation of radio broadcasting stations	GLR Broadcasting LLC	100.00%
Caracol Estéreo, S.A.	Calle 67 N° 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 N° 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%
			Caracol Estéreo, S.A.	46.79%
			Promotora de Publicidad Radial, S.A.	5.06%
			Compañía de Comunicaciones C.C.C. Ltda.	0.00%
			Radio Mercadeo, Ltda.	0.00%
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Prodution and sale of CD's, advertising, promotions and events	GLR Chile Ltda .	99.84%
			Sociedad Española de Radiodifusión, S.L.	0.16%
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 N° 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	43.45%
			Promotora de Publicidad Radial, S.A.	19.27%
			Sociedad Española de Radiodifusión, S.L.	16.72%
			Caracol Estéreo, S.A.	11.13%
			Ecos de la Montaña Cadena Radial Andina, S.A.	4.42%
Compañía de Radios, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Commercial radio broadcasting services	Iberoamerican Radio Holding Chile, S.A.	99.92%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.08%
Comunicaciones del Pacífico, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Operation and management of TV channels	Comercializadora Iberoamericana Radio Chile, S.A.	66.67%
		and radio stations	Iberoamericana Radio Chile, S.A.	33.33%
Comunicaciones Santiago, S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Operation and management of TV channels	Sociedad Radiodifusora del Norte, Ltda.	75.00%
		and radio stations	Iberoamericana Radio Chile, S.A.	25.00%
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol. Panama	Advisory services and commercialisation of services and products	Sociedad Española de Radiodifusión, S.L.	100.00%
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	GLR Services Inc.	98.40%
			Ediciones Santillana, S.A. (Argentina)	1.60%
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. N° 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76.80%
Emisora Mil Veinte, S.A.	Calle 67. N° 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.72%
Fast Net Comunicaciones, S.A.	Eliodoro Yañez. N° 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Comunicaciones Santiago, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US.	Operation of radio broadcasting stations	GLR Services Inc.	100.00%

GLR Chile, Ltda.	Eliodoro Yañez. N° 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
			Caracol, S.A.	0.00%
GLR Colombia, Ltda.	Calle 67. N° 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	99.00%
			Prisa División Internacional, S.L.	1.00%
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d'Italie. Paris. France	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	40.00%
			Prisa División Internacional, S.L.	20.00%
GLR Networks, LLC	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US.	Provision of services to radio broadcasting companies	GLR Services Inc.	100.00%

GLR Services Inc.	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US.	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100.00%

GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. US.	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100.00%
Iberoamericana Radio Chile, S.A.	Eliodoro Yañez. N° 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Grupo Latino de Radiodifusion Chile Ltda .	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañez. N° 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
La Voz de Colombia	Calle 67. N° 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.64%
			Caracol, S.A.	0.01%
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%
			Corporación Argentina de Radiodifusión, S.A.	30.00%
Promotora de Publicidad Radial, S.A.	Calle 67. N° 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañez. N° 1783. Providencia Santiago. Chile	Holding	Iberoamericana Radio Chile S.A.	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%
			Corporación Argentina de Radiodifusión, S.A.	30.00%

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Radio Mercadeo, Ltda.	Calle 67. N° 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	48.40%
			Caracol, S.A.	29.85%
			Caracol Estéreo, S.A.	0.35%
			Emisora Mil Veinte, S.A.	0.35%
			Promotora de Publicidad Radial, S.A.	0.35%
			Ecos de la Montaña Cadena Radial Andina, S.A.	0.01%
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañez. N° 1783. a Providencia, Santiago. Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80.00%
			Iberoamericana Radio Chile S.A	20.00%
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañez. N° 1783. a Providencia, Santiago. Chile	Rental of equipment and advertising sales	Iberoamericana Radio Chile, S.A.	99.90%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.10%
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. US.	Real estate development services	Sociedad Española de Radiodifusión, S.L.	99.99%
			Prisa División Internacional, S.L.	1 share

Proportionate consolidation

Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. Mexico	Operation of radio broadcasting stations	Sistema Radiуpolis, S.A. de C.V.	99.99%
			Radio Comerciales, S.A. de C.V.	0.01%
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Radio Comerciales, S.A. de C.V.	Rubén Darío n° 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Sistema Radiуpolis, S.A. de C.V.	99.97%
			Cadena Radiodifusora Mexicana, S.A. de C.V.	0.03%
Radio Melodía, S.A. de C.V.	Rubén Darío n° 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radio Tapatía, S.A. de C.V.	Rubén Darío n° 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. Mexico	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.99%
			Radio Comerciales, S.A. de C.V.	0.01%
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City. 04870. Mexico	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	100.00%
			Radio Comerciales, S.A. de C.V.	0.00%
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City. 04870. Mexico	Operation of radio broadcasting stations	Xezz, S.A. de C.V.	100.00%
			Radio Comerciales, S.A. de C.V.	0.00%
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. Mexico City. Mexico	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Xezz, S.A. de C.V.	Rubén Darío n° 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%

Equity method

El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. US.	Development of the Latin radio market in the US	GLR Services INC.	25.00%
Green Emerald Business Inc.	Calle 54. Obarrio N° 4. Ciudad de Panama. Panama	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34.95%
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. US.	Radio broadcasting	El Dorado Broadcasting Corporation	100.00%
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. US.	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48.98%

MUSIC

Full consolidation

Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Nova Ediciones Musicales, S.A.	1 share
Gran Vía Musical, S.A.S.	Calle 67. N° 7 - 37. Piso 7°. Bogotá. Colombia.	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100.00%
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	Gran Vía Musical de Ediciones, S.L.	70.00%

Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Promotora de Informaciones, S.A.	1 share
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
			Nova Ediciones Musicales, S.A.	0.01%
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
RLM Colombia, S.A.S.	Calle 67. N° 7 - 37. Piso 7°. Bogotá. Colombia.	Production and organisation of shows and events	RLM, S.A.	100.00%
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09

Proportionate consolidation

My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	50.00%

(*)	Consolidated tax group Prisa Radio, S.L. (Sociedad de Servicios Radiofónicos Unión Radio, S.L.): 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

AUDIOVISUAL

PRISA TELEVISION

Full consolidation

Audiovisual Sport, S.L	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	Prisa Televisión, S.A.U.	80.00%	2/91
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	DTS, Distribuidora de Televisión Digital, S.A.	99.61%	136/11
			Compañía Independiente de Televisión, S.L.	0.39%
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and explotation of audiovisual rights	DTS, Distribuidora de Televisión Digital, S.A.	99.95%	136/11
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	90.00%	136/11
			DTS, Distribuidora de Televisión Digital, S.A.	10.00%
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Prisa Televisión, S.A.U.	56.00%
Prisa Televisión, S.A.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of TV activities	Promotora de Informaciones, S.A.	100.00%	2/91
Vía Atención Comunicación, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Provision of digital TV services	DTS, Distribuidora de Televisión Digital, S.A.	100.00%	136/11

Equity method

Agencia de Televisión Latino-Americana de Servicios y Noticias País Vasco, S.A.U.	Ribera de Elorrieta. Pab. 7-9. Vizcaya	News agency and producer of broadcast news	Mediaset España Comunicación, S.A.	100.00%
Atlas Media, S.A.U.	Sant Just Desvern. Calle Bullidor, s/n.		Mediaset España Comunicación, S.A.	100.00%
Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights;exploitation of industrial and intelectual property rights.Management and financial intermediation of audiovisual companies	Mediaset España Comunicación, S.A.	30.00%
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	Prisa Televisión, S.A.U.	25.00%
Canal Factoría de Ficción, S.A.U.	Carretera de Fuencarral a Alcobendas. Km 12, 450. 28049. Madrid	Exploitation and distribution of audiovisual products	Mediaset España Comunicación, S.A.	100.00%
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	Mediaset España Comunicación, S.A.	100.00%
Edam Acquisition Holding I Cooperative, E.A.	Flevolaan 41 a 1411 KC Naarden Amsterdam	Channelling of the investment in Endemol N.V., a company engaging in the creation, production and exploitation of content for television and other audiovisual platforms	Mediacinco Cartera, S.L.	33.00%

Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Indirect management of public service television	Prisa Televisión, S.A.U.	17.34%

Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights: production and distribution of publications	Mediaset España Comunicación, S.A.	100.00%
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid	Creation, development, production and commercial exploitation of audiovisual content	Mediaset España Comunicación, S.A.	30.00%

Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Intermediation and financial management	Mediaset España Comunicación, S.A.	75.00%
Mi Cartera Media, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Multimedia exploitation of economic and financial formats and content	Mediaset España Comunicación, S.A.	100.00%

Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EE.UU.	Television stations and production of television content	Mediaset España Comunicación, S.A.	44.00%
Premiere Megaplex, S.A.	Calle Enrique Jardiel Poncela. 4 . 28016. Madrid	Operation of cinemas (film and video distribution)	Mediaset España Comunicación, S.A.	50.00%
Producciones Mandarina, S.L.	Calle María Tobau. 3. 28050. Madrid	Creation, development, production and commercial exploitation of audiovisual content	Mediaset España Comunicación, S.A.	30.00%
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. N° 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	Prisa Televisión, S.A.U.	53.00%
			Promotora de Actividades Audiovisuales de Colombia, Ltda.	1.00%
			Grupo Latino de Publicidad Colombia, Ltda.	1.00%
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	Mediaset España Comunicación, S.A.	100.00%
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Implementation and execution of advertising projects	Publiespaña, S.A.U.	100.00%
Sogecable Editorial, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management of intellectual property rights	Mediaset España Comunicación, S.A.	100.00%
Sogecable Media, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Sale of advertising space	Mediaset España Comunicación, S.A.	100.00%
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	Mediaset España Comunicación, S.A.	100.00%
V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . EE.UU.	Television broadcasting services	Promotora de Informaciones, S.A.	7.59%
			Prisa Televisión, S.A.U.	40.69%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*)	Consolidated tax group DTS, Distributre de Television Digitial, S.A.: 136/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

LOCAL TELEVISION

Full consolidation

Axarquía Visión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Canal 4 Navarra, S.L.U.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Canal 4 Navarra Digital, S.A.U.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	Canal 4 Navarra, S.L.U.	100.00%	2/91
Collserola Audiovisual, S.L. (in liquidation)	Plaza Narcis Oller. N° 6 1°. 1°. 08006. Barcelona	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	92.00%	2/91
Málaga Altavisión, S.A.	Paseo de Reding, 7. Málaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	87.24%	2/91
Marbella Digital Televisión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	59.99%
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	61.45%
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín". Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	66.00%
Promoción de Actividades Audiovisuales en Canarias, S.A.U.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Promotora de Emisoras, S.L	Gran Vía, 32. Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32. Madrid	Operation of TV channels	Promotora de Emisoras, S.L.	75.00%	2/91
			Promotora de Informaciones, S.A.	25.00%
Telecomunicaciones Antequera, S.A.U.	Aguardenteros, 15. Antequera. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
TV Local Eivissa, S.L.U.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91

Equity method

Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49.00%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

MEDIA CAPITAL

Full consolidation

Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. N° 144/156 - 6° Dto. 1250-146. Lisboa. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	Plural Entertainment Portugal, S.A.	100.00%
Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	Media Global, SGPS, S.A. (MEGLO)	100.00%
Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting	Media Capital Rádios, S.A (MCR II)	100.00%
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc. )	Plural Entertainment Portugal, S.A.	100.00%
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	Plural Entertainment Portugal, S.A.	100.00%
Grupo Media Capital, SGPS, S. A.	Rua Mário Castlhano n° 40. Queluz de Baixo. Portugal	Holdings	Vertix, SGPS, S.A	84.69%
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Holdings	Media Capital Produçoes, S.A. (MCP)	100.00%
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Holdings	Grupo Media Capital, SGPS, S. A.	100.00%
Multimedia, S.A. (CLMC)	Rua de Santo Amaro а Estrela. N° 17 A. 1249-028. Lisboa. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	Media Global, SGPS, S.A.(MEGLO)	100.00%
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Platу del Atlántico. San Andrés 38180. Santa Cruz de Tenerife	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%	2/91
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. US.	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3° Dt. 1000-184. Lisboa. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	Media Capital Música e Entretenimento, S.A (MCME)	100.00%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1° Izquierda. 28010. Madrid	Inactive	Plural Entertainment Portugal, S.A.	100.00%
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting, production of audio or video advertising spots Advertising, production and recording of discs. Development and production of radio programmes	Media Capital Rádios, S.A (MCR II)	100.00%
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	100.00%
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Media Capital Rádios, S.A (MCR II)	100.00%
Rádio Litoral Centro, Empresa de Radiodifusao, Lda.	Avenida Fernao de Magalhaes. N° 153, 6. Andar Sala 15. Coimbra. Portugal	Radio broadcasting in the areas of programme production and transmission	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Rádio Nacional - Emissoes de Radiodifusao,Unipessoal Lda	Rua Capitao Tenente Oliveira e Carmo. 10-3. Quita Da Lomba. Barreiro. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Radiodifusão, Lda. (FLOR DO ÉTER)	Avenida Fernao de Magalhaes. N° 153, 6. Andar Sala 15. Coimbra. Portugal	Production, realization and commercialization of cultural programmes sports and news by radio and audiovisual promotion of exhibitions and cultural conferences and artistic	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Comunicaçхes Sonoras, Unipessoal, Ltda (DRUMS)	Rua Tenente Valadim, n° 181, Porto Portugal	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Rádio Voz de Alcanena, Lda. (RVA)	Praceta Pedro Escuro, 10 , 4° dt. Santarém Portugal	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	Media Global, SGPS, S.A. (MEGLO)	100.00%
Serviços de Internet, S.A. (IOL NEGУCIOS)	Rua Tenente Valadim. N° 181. 4100-479. Porto. Portugal	Services, publication and sale of electronic goods and services	Editora Multimédia, S.A. (MULTIMÉDIA)	100.00%
Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	Media Capital Música e Entretenimento, S.A (MCME)	100.00%
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. N° 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Media Global, SGPS, S.A. (MEGLO)	100.00%
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Vertix, SGPS, S.A.	Rua de las Amoreiras, 107. Lisboa. Portugal	Holdings	Promotora de Informaciones, S.A.	100.00%

Equity method

Plural - Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	19.00%
Plural Entertainment Brasil Produçao de Vídeo, Ltda.	Rua Padre Adelino. N° 758, 3° andar, Quarta Parada. CEP 03303-904.	Inactive	Media Capital Produçoes - Investimentos, SGPS, S.A.	49.00%
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	Plural Entertainment España, S.L.	40.00%
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	Plural Entertainment España, S.L.	40.00%
Chip Audiovisual, S.A.	Coso, 100 . Planta 3ª puerta 4-50001. Zaragoza	Audiovisual productions for TV	Plural Entertainment España, S.L.	50.00%
Factoría Plural, S.L.	Calle Biarritz, 2 50017 Zaragoza	Production, realization and distribution of audio-visual	Plural Entertaiment España, S.L.	15.00%
(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012
APPENDIX I

				December 2012
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

DIGITAL

Full consolidation

Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	Prisa Digital, S.L.	60.00%

Meristation Magazine, S.L.	Almogavers 12. Llagostera. Girona	Provision of documentation services	Prisa Digital, S.L.	100.00%	2/91
Prisa Digital Inc.	2100 Coral Way. Suite 200. Miami. Florida. 33145. US.	Provision of internet services	Prisa Digital, S.L.	99.99%
			Prisa Inc.	1 share
Prisa Digital, S.L.	Gran Vía, 32. Madrid	Provision of internet services	Promotora de Informaciones, S.A.	100.00%	2/91

PRINTING

Full consolidation

Prisaprint, S.L.	Gran Vía, 32. Madrid	Management of printing companies	Promotora de Informaciones, S.A.	100.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	0.00%
Bidasoa Press, S.L.	Calle Malilla N° 134. 46026. Valencia	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Prisaprint, S.L.	100.00%
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas. Sevilla	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04

MEDIA ADVERTISING SALES

Full consolidation

Prisa Brand Solutions, S.L.U.	Gran Vía, 32. Madrid	Contracting of advertising exclusives	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa Innova, S.L.	Gran Vía, 32. Madrid	Management of promotional products and services	Prisa Brand Solutions, S.L.U.	99.95%	2/91
			Diario El País, S.L.	0.05%
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	Prisa Brand Solutions, S.L.U.	99.97%	2/91
			Promotora de Informaciones, S.A.	0.03%

OTHER

Full consolidation

GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	Prisa División Internacional, S.L.	100.00%
Liberty Acquisition Holdings Virginia, Inc.	Gran Vía, 32. Madrid	Holdings	Promotora de Informaciones, S.A.	100.00%
Prisa División Inmobiliaria, S.L.	Gran Vía, 32. Madrid	Lease of commercial and industrial premises	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa División Internacional, S.L.	Gran Vía, 32. Madrid	Holdings in foreign companies	Promotora de Informaciones, S.A.	100.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	0.00%
Prisa Finance (Netherlands) BV	Gran Vía, 32. Madrid	Holdings in and financing of companies	Promotora de Informaciones, S.A.	100.00%
Prisa Inc.	5300 First Union Finacial Centre. Miami. Florida. US.	Management of companies in the US and North America	Prisa División Internacional, S.L.	100.00%
Promotora de Actividades América 2010, S.L.	Gran Vía, 32. Madrid	Production and organisation of activities and projects	Promotora de Informaciones, S.A.	100.00%	2/91
		marking the bicentenary of American Independence
Promotora de Actividades América 2010 - México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. MExico. City. Mexico	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L.	100.00%
			Prisa División Internacional, S.L.	1 share
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80, 10 23 . Bogotá. Colombia	Production and distribution of audiovisual content	Prisa División Internacional, S.L.	99.00%
			Promotora de Informaciones, S.A.	1.00%
Prisa Gestión de Servicios, S.L.	Gran Vía, 32. Madrid	Management and development of administrative,	Promotora de Informaciones, S.A.	100.00%	2/91
		financial, personnel, resource selection services

Equity method

V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . US.	Television broadcasting services	Prisa Televisión, S.A.U.	40.68%
			Promotora de Informaciones, S.A.	7.59%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*)	Consolidated tax group Dédalo Grupo Gráfico, S.L.: 225/04

KEY FINANCIAL AGGREGATES OF THE COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
APPENDIX II

	December 2012
INVESTEE	TOTAL ASSETS	EQUITY	OPERATING INCOME	NET PROFIT (LOSS)

EDUCATION

Distribuidora Digital de Libros, S.A.	N/D	N/D	655	(252)
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	121	16	254	(329)

PRESS

Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	881	(186)	281	(230)
Le Monde Libre	N/D	30,966	N/D	(3,800)

EL PAÍS

Ediciones Conelpa, S.L.	4,902	(2,082)	8,763	(861)

DISTRIBUTION

Beralán, S.L.	12,678	3,944	127,960	704
Cirpress, S.L.	6,132	2,602	23,592	335
Comercial de Prensa Siglo XXI, S.A.	6,588	(7,305)	23,542	(2,185)
Dima Distribución Integral, S.L.	20,018	4,609	21,041	148
Distribución de Prensa por Rutas, S.L.	372	(114)	1,259	46
Distribuciones Papiro, S.L.	4,561	1,541	40,149	534
Distribuciones Ricardo Rodríguez, S.L.	3,134	329	19,275	90
Distribuidora Almeriense de Publicaciones, S.L.	1,524	410	10,959	(8)
Distribuidora de Publicaciones Boreal, S.L.	16,442	8,954	35,306	589
Distribuidora Extremeña de Publicaciones, S.L.	7,924	2,332	24,574	237
Distrigalicia, S.L.	6,627	3,728	20,576	393
Distrimedios, S.L.	25,963	4,019	74,401	206
Gelesa Gestión Logística, S.L.	21,641	(1,594)	134,348	874
Grupo Distribución Editorial Revistas, S.L.	9,384	1,123	38,154	288
Logística Ciudad Real, S.L.	4,099	951	10,664	35
Marina BCN Distribucions, S.L.	23,895	6,752	99,077	292
Nuevo Distrigades, S.L.	325,963	326	23,596	199
Trecedis, S.L.	8,031	2,788	97,300	(192)
Val Disme, S.L.	21,304	8,426	121,731	100

RADIO

RADIO IN SPAIN

Radio Jaén, S.L.	1,361	1,128	871	(153)
Unión Radio del Pirineu, S.A.	584	365	387	(23)

INTERNATIONAL RADIO

El Dorado Broadcasting Corporation	455	(1,303)	0	(3)
Green Emerald Business Inc.	1,584	(2,233)	1,811	(17)
WSUA Broadcasting Corporation	3,961	(4,258)	488	(55)
W3 Comm Concesionaria, S.A. de C.V.	840	(864)	495	(29)

AUDIOVISUAL

PRISA TELEVISION

Canal Club de Distribución de Ocio y Cultura, S.A.	4,861	4,808	3,845	118
Gestevisión Telecinco, S.A. y sociedades dependientes	N/A	N/A	N/A	N/A
Promotora Audiovisual de Colombia PACSA, S.A.	N/A	N/A	N/A	N/A
V-Me Media Inc.	762	(2,765)	1,775	(6,940)

LOCAL TELEVISION

Riotedisa, S.A.	N/A	N/A	N/A	N/A

MEDIA CAPITAL

Plural - Jempsa, S.L.	4,475	303	0	(42)
Plural Entertainment Brasil Produçao de Vídeo, Ltda.	33	(351)	N/A	(319)
Productora Canaria de Programas, S.A.	1,557	1,365	N/A	43
Sociedad Canaria de Televisión Regional, S.A.	2,338	1,902	1,478	4
Factoría Plural, S.L.	3,868	1,514	6,705	586
Chip Audiovisual, S.A.	2,888	1,362	5,716	461

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2012 AND DECEMBER 31, 2011
(Thousands of euros)

ASSETS	Notes	03/31/2012 (*)	12/31/2011 (*)	EQUITY AND LIABILITIES	Notes	03/31/2012 (*)	12/31/2011 (*)

A) NON-CURRENT ASSETS		97,919	101,173	A) EQUITY		(159,586)	(154,026)

I. PROPERTY, PLANT AND EQUIPMENT	3	95,547	98,774	I. SHARE CAPITAL	6	28,458	28,458
1. Land		5,345	5,345
2. Buildings and structures		26,516	26,741	II. SHARE PREMIUM		91,085	91,085
3. Plant		8,550	8,891
4. Machinery and tools		53,410	55,999	III.PRIOR YEARS LOSSES		(279,401)	(235,390)
5. Other fixtures and furniture		403	424
6. Other items of property, plant and equipment		920	971	IV. CONSOLIDATION RESERVES		6,938	6,938
7. Advances and property, plant and equipment in the course of construction		403	403
				V. RESERVES FOR FIRST TIME APLLICATION OF IFRSs		(1,106)	(1,106)

II. INTANGIBLE ASSETS		175	202	VI. LOSS FOR THE YEAR		(5,560)	(44,011)
1. Computer Software		175	202

III. NON-CURRENT FINANCIAL ASSETS	5	314	314	B) NON-CURRENT LIABILITIES		211,523	209,842
1. Other Financial Assets		314	314
				I. NON-CURRENT PAYABLES RELATED PARTIES	7 and 11	154,210	139,192
IV. DEFERRED TAX ASSETS		1,883	1,883
				II. NON-CURRENT PAYABLES	7	55,250	68,581
				1. Bank borrowings		52,540	64,881
				2. Derivatives		2,710	3,700
B) CURRENT ASSETS		28,665	32,528
				III. DEFERRED TAXES LIABILITIES		1,883	1,883
I. NON-CURRENT ASSETS HELD FOR SALE		3,138	3,138
				IV. DEFERRED REVENUE		180	186
II. INVENTORIES	4	5,936	5,591
				C) CURRENT LIABILITIES		74,647	77,885
III. TRADE AND OTHER RECEIVABLES	5 and 11	17,293	22,173
1. Trade receivables for sales and services		10,418	12,963	I. CURRENT PAYABLES TO RELATED PARTIES	7 and 11	577	988
2. Receivable from associates		4,539	6,804
3. Receivable from public authorities		1,731	2,396	II. CURRENT PAYABLES	7	40,025	41,727
4. Other receivables		605	10	1. Bank Borrowings		39,947	41,593
				2. Other financial liabilities		78	134

IV. CURRENT FINANCIAL ASSETS	5	496	496
				III.TRADE AND OTHER PAYABLES	7	34,045	35,170
V. CASH AND CASH EQUIVALENTS		1,781	1,116	1. Payable to suppliers and sundry accounts payable		20,320	22,050
				2. Payable to suppliers-related parties		1,326	2,309
VI. CURRENT PREPAYMENTS AND ACCRUED INCOME		21	14	3. Other accounts payable to public authorities		9,871	9,042
				4. Remuneration payable		2,528	1,769

TOTAL ASSETS		126,584	133,701	TOTAL EQUITY AND LIABILITIES		126,584	133,701
(*) Unaudited financial statements

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated balance sheets at March 31, 2012 and December 31, 2011.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Thousands of euros)

	Notes	03/31/2012 (*)	03/31/2011 (*)

Revenue	9	15,638	22,967
Other operating income		560	560

OPERATING INCOME		16,198	23,527

Cost and expenses		(4,859)	(9,258)
Staff costs	8	(8,877)	(10,627)
Depreciation and amortisation charge		(3,286)	(3,419)
Change in allowances, write-downs and provisions		-	4
Other expenses	8	(4,649)	(4,409)

OPERATING EXPENSES		(21,671)	(27,709)

LOSS FROM OPERATIONS		(5,473)	(4,182)

Finance income		861	1
Finance costs		(948)	(1,763)

FINANCIAL LOSS		(87)	(1,762)

LOSS BEFORE TAX FROM CONTINUING OPERATIONS		(5,560)	(5,944)

LOSS FOR THE YEAR	9	(5,560)	(5,944)
(*) Unaudited financial statements

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated income statements for three months ended March 31, 2012 and 2011.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED  MARCH 31, 2012 AND 2011
(Thousands of euros)

	03/31/2012 (*)	03/31/2011 (*)
CONSOLIDATED PROFIT FOR THE YEAR	(5,560)	(5,944)

Income and expense recognized directly in equity	-	-
Translation differences	-	-

TOTAL RECOGNIZED INCOME AND EXPENSE	(5,560)	(5,944)
Attributable to the Parent	(5,560)	(5,944)
Attributable to non-controlling interests
(*) Unaudited financial statements

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated statements of other comprehensive income for the three months ended  March 31, 2012 and 211.

DÉDALO GRUPO GRÁFICO
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Thousands of euros)

				Reserves for
				first-time	Prior years´			Accumulated	Equity
	Share	Share		application	accumulated	Treasury	Exchange	profit	attributable to	Non-controlling
	capital	premium	Reserves	of IFRSs	profit	shares	differences	for the Year	the Parent	interests	Equity

Balance at December 31, 2010	28,458	91,085	5,659	(1,106)	(206,982)	-	-	(22,009)	(104,895)	-	(104,895)

Income and expense recognised
- Profit for 2011	-	-	-	-	-	-	-	(5,944)	(5,944)	-	(5,944)

Others	-	-	1,277	-	(28,407)	-	-	22,009	(5,121)	-	(5,121)

Balance at March 31, 2011 (*)	28,458	91,085	6,936	(1,106)	(235,389)	-	-	(5,944)	(115,960)	-	(115,960)
(*) Unaudited financial statements

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated statements of changes in equity for the three months ended March 31, 2011 and 2010.

DÉDALO GRUPO GRÁFICO
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Thousands of euros)

				Reserves for
				first-time	Prior years´			Accumulated	Equity
	Share	Share		application	accumulated	Treasury	Exchange	profit	attributable to	Non-controlling
	capital	premium	Reserves	of IFRSs	profit	shares	differences	for the Year	the Parent	interests	Equity

Balance at December 31, 2011 (*)	28,458	91,085	6,938	(1,106)	(235,390)	-	-	(44,011)	(154,026)	-	(154,026)

Income and expense recognised
- Profit for 2012	-	-	-	-	-	-	-	(5,560)	(5,560)	-	(5,560)

Others	-	-	-	-	(44,011)	-	-	44,011	-	-	-

Balance at March 31, 2012 (*)	28,458	91,085	6,938	(1,106)	(279,401)	-	-	(5,560)	(159,586)	-	(159,586)

(*) Unaudited financial statements

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated statements of changes in equity for the three months ended March 31, 2012 and 2011.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Thousands of euros)

	03/31/2012 (*)	03/31/2011 (*)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(5,560)	(5,944)

Depreciation and amortisation charge and provisions	3,487	3.409

Changes in working capital	3,196	(4,061)
Inventories	(345)	(632)
Accounts receivable	4,673	(191)
Accounts payable	(1,125)	(3,428)
Other current assets	(7)	190

CASH FLOWS FROM OPERATING ACTIVITIES	1,123	(6,596)

Recurrent investments	(32)	(51)
Investments in property, plant and equipment	(32)	(51)

CASH FLOWS FROM INVESTING ACTIVITIES	(32)	(51)

Proceeds relating to financial liability instruments	14,607	20,625
Payments relating to financial liability instruments	(14,085)	(12,864)
Interest paid	(948)	(1,763)

CASH FLOWS FROM FINANCING ACTIVITIES	(426)	5,998

Effect of foreign exchange rate changes	-	-

CHANGE IN CASH FLOWS IN THE YEAR	665	(649)

Cash and cash equivalents at beginning of year	1,116	1,482

Cash and cash equivalents at end of year	1,781	833

(*) Unaudited financial statements

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated statements of cash flows for the three months ended March 31, 2012 and 2011.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2012

(1)	BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2012

The condensed consolidated financial statements of Dédalo Grupo Gráfico, S.L. and Subsidiaries (the Group) for the first quarter of 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by IASB, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

The condensed consolidated financial statements for the three months ended March 31, 2012 and the notes have been prepared by the Company and are presented in accordance with IAS 34 Interim Financial Reporting.

The Group’s consolidated financial statements for the year 2011 were approved by the shareholders on June 28, 2012.

Securities and Exchange Comision (SEC) Regulation S-X sets forth the requirements for financial statements to be included in the filings made with the SEC based on the criteria established in Rule 3-09, “Separate financial Statements of Subsidiaries not consolidated and 50 percent or less owned persons”. Based upon these criteria Dédalo is considered to be significant equity investment of Prisa for the year ended 2010.

As stated in Note 10 “Events after the balanced sheet date”, the financial statements of Dédalo Grupo Gráfico, S.L. and Subsidiaries are fully consolidated in the Promotora de Informaciones, S.A. ("Prisa") Group's accounts since April 1, 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 exercised the call option for one euro, which involves the acquisition of the remaining 60% of the shares of the company, reaching a total participation of 100%. Additionally, on June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. and Gráficas Integradas, S.A.

Therefore, Prisa must include the separate financial statements of the Group for 2011 (unaudited) and 2010 (audited) in Prisa´s Annual Report on Form 20-F to be filed with the SEC ,and, with respect to 2012, the condensed consolidated financial statements for the three month period ended March 31, 2012 (unaudited).

At the request of Prisa the Group`s financial statements for the two years ended 2011, and for the three months ended March 31, 2012 to be included in the Form 20F have been prepared in accordance with IFRS issued by IASB.

In accordance with IAS 34, the interim financial reporting is prepared in order to update the latest approved consolidated financial statements, highlighting the new activities, events and circumstances that have taken place during the first three months of the year and avoiding the repetition of information previously reported in the consolidated financial statements for 2011. Therefore, the interim financial statements do not contain all the information and disclosures required for a complete set of consolidated financial statements in accordance with IFRSs as issued by IASB. In order to correctly understand the information included in these condensed consolidated financial statements for the three months ended March 31, 2012, they must be read in conjunction with the consolidated financial statements for 2011.

The IFRSs are applied in the preparation of the consolidated financial information of the Group.

In accordance with IAS 8, the accounting principles and measurement bases applied by the Group are applied uniformly in all transactions, events and concepts, in the first quarter of 2012 and 2011.

During the first three months of 2012 new accounting standards have come into force, therefore, were taken into account when preparing the consolidated financial statements. From January 1, 2012 is implementing the following new standard:

-	Amendment to IFRS 7: Financial Instruments: Disclosures – Transfers of financial assets.

The content of this amendment is explained in Note 2.a. to the 2011 consolidated financial statements. The application of this amendment did not have a significant impact on the condensed interim consolidated financial statements.

The Group has elected not to early adopt other IFRSs issued but not yet effective.

There is no accounting principle or measurement bases having a significant effect on the consolidated financial statements that the Group has failed to apply.

Use of estimates

Consolidated earnings and the determination of consolidated equity are subject to the accounting policies and standards, measurement bases and estimates applied by the Group’s executives in the preparation of the condensed interim consolidated financial statements. The accounting policies and standards and measurement bases are explained in Note 2 to the consolidated financial statements for 2011.

In the condensed interim consolidated financial statements, estimates were occasionally made by management of the Group to quantify certain assets, liabilities, income, expenses and obligations reported herein. These estimates, based on the best information available, refer mainly to:

1.	Income tax expense, which in accordance with IAS 34 is recognized in each interim period based on the best estimate of the weighted average annual income tax rate the Group expects for the full year;
2.	The measurement of assets and deferred taxes to determine the possible existence of impairment losses;
3.	The useful life of property, plant and equipment and intangible assets;
4.	The assumptions used to calculate the fair value of financial instruments;
5.	The likelihood and amount of undetermined or contingent liabilities;
6.	Provisions for unissued and outstanding invoices;

Although these estimates were made on the basis of the best information available to date on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) at the end of 2012 or future reporting periods. The effects of changes in accounting estimates are applied prospectively in profit and loss in the periods affected by the change.

In the three months ended March 31, 2012, there were no significant changes in the estimates made at the end of 2011.

Comparative information

The information contained in these condensed consolidated financial statements for the three months ended March 31, 2011 is presented only for comparison purposes with the information relating to the three months ended March 31, 2012.

Seasonality of the Group’s operations

Given the businesses carried out by Group companies, operations are not considered highly cyclical or seasonal. Accordingly, these explanatory notes to the condensed consolidated financial statements for the three months ended March 31, 2012 do not include specific disclosures in this connection.

Materiality

In accordance with IAS 34 the Group assessed materiality in relation to the condensed interim consolidated financial statements in determining the information to disclose in these explanatory notes regarding the different line items in the financial statements.

Correction of errors

No errors were corrected in the condensed consolidated financial statements for the three months ended March 31, 2012.

Going concern principle of accounting

Dédalo Group is a printing group whose activities encompass the areas of Offset, Books, Gravure and Press. Specifically, the Offset business has been affected by stiffer competition in the market, making it necessary to undertake an in-depth reorganization of operating and production activities.

As a consequence of the restructuring measures taken in place during 2011, at March 31, 2012, the Group has reduced significantly the personnel costs. However, the companies of the Group have incurred ongoing losses from operations as a result of increased competition in the printing markets in which they operate and have an accumulated deficit of EUR 159,586 thousand to March 31, 2012. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent under the Company’s ability to meet its financing requirements, and the success of its future operations.

The Company may seek additional equity in order to support existing operations and expand the range of its business. These circumstances raise substantial doubts about the fact that such additional funds will be available for the Company on acceptable terms.

(2)	CHANGES IN THE GROUP STRUCTURE

During the three first months of 2012 there have been no significant changes in the Group structure.

(3)	PROPERTY, PLANT AND EQUIPMENT

Decreases to the Group’s consolidated financial statements under "Property, plant and equipment" during the first three months of 2012 totaled EUR 3,227 thousand, corresponding mainly to:

a)	The depreciation of machinery and tools charged to the consolidated income statement in the first three months of 2012 amounted to EUR 2,589 thousand.

b)	The depreciation of buildings and structures charged to the consolidated income statement in the first three months of 2012 amounted to EUR 225 thousand.

(4)	INVENTORIES

The detail of “Inventories” is as follows:

	Thousands of euros
	03/31/2012 (*)			12/31/2011(*)
	Cost	Writte-down	Net	Cost	Writte-down	Net
Raw materials and supplies	6,045	(1,105)	4,940	5,700	(1,105)	4,595
Goods and work in progress	994	-	994	994	-	994
Advances to suppliers	2	-	2	2	-	2
Total	7,041	(1,105)	5,936	6,696	(1,105)	5,591

*Unaudited figures
The movement in “Inventories” was mainly due to the purchase of paper and spare parts for printing presses.

(5)	FINANCIAL ASSETS

The detail of “Non- current financial assets” and “Current financial assets” is as follows:

	Thousands of euros
	Non-current financial assets		Current financial assets		Total Financial assets
	03/31/2012 (*)	12/ 31/11 (*)	03/31/ 2012 (*)	12/ 31/11 (*)	03/31/2012 (*)	12/ 31/11 (*)
Loans and receivables	314	314	11,519	13,469	11,833	13,783
Loans and receivables from related parties	-	-	4,539	6,804	4,539	6,804
Total	314	314	16,058	20,273	16,372	20,587
*Unaudited financial statements

The movement in “Loans and receivables” was mainly due to the normal operations of the Group during the first three months of 2012 (mainly new sales and collection of outstanding invoices).

(6)	EQUITY: SHARE CAPITAL

At March 31, 2012 the Company’s share capital amounted to EUR 28,458 thousand and was represented by 284,580 fully subscribed and paid ordinary shares of EUR 100 par value each.

The percentage of ownership of the shareholders is as follows:

03/31/2012
Prisaprint, S.L.	40%
Viking Business, S.L.	40%
Cérmides, S.A.R.L.	18.01%
Other shareholders	1.99%
Total	100%

During the first three months of 2012 there have been no changes in the Share Capital of the Company.

At December 31, 2011, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 363 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 130,803 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation.

(7)	FINANCIAL LIABILITIES

The detail of “Non-current financial liabilities” and “Current financial liabilities,” including bank borrowings, is as follows:

	Thousands of euros
	Non-current financial liabilities		Current financial liabilities		Total Financial liabilities
	03/31/2012 (*)	12/31/11 (*)	03/31/2012 (*)	12/31/11 (*)	03/31/2012 (*)	12/31/11 (*)
Bank Borrowings	52,540	64,881	39,947	41,593	92,487	106,474
Derivatives	2,710	3,700	-	-	2,710	3,700
Other financial liabilities with related parties	154,210	139,192	1,903	3,297	156,113	142,489
Other financial liabilities	-	-	22,926	23,953	22,926	23,953
Deferred Revenue	180	186	-	-	180	186
Total	209,640	207,959	64,776	68,843	274,416	276,802
* Unaudited figures
Bank Borrowings:

The detail of “Bank Borrowings” by period of amortization, in thousands of euros, at March 31, 2012 is as follows:

	03/31/2013 (*)	03/31/2014 (*)	03/31/2015 (*)	Total
Syndicated Loans and credit facilities	40,197	24,800	28,200	93,197
Syndicated fees and commissions	(250)	(250)	(210)	(710)
Total	39,947	24,550	27,990	92,487

(*) Unaudited figures

The main movement in “Bank Borrowings” from December, 2011 was due to the Syndicated payment made in February amounting EUR 12,400 thousands.

On February 8, 2013 the Company signed with a group of banks formed by Banco Español de Crédito, S.A., Banco Santander, S.A., HSBC Bank Plc, Branch in Spain, Banco Bilbao Vizcaya Argentaria, S.A., Banco de Sabadell, S.A., Bankia and La Caixa D'Estalvis y Pensions de Barcelona an adhesion and novation contract of the agreement signed on February 8, 2008 which modifies the amortization schedule.

Derivative financial instruments

The main change in the value of these financial instruments is due to the payment of EUR 786 thousands on February, 2012.  Also, the Group has recognized a finance income of EUR 204 thousands for the changes in the value of the outstanding derivative financial instrument.

Fair value of financial instruments

From December 31, 2011, the Group has not changed the classification of its financial instruments, which continue to be classified as level-2.

(8)	OPERATING EXPENSES

Staff costs

The average number of employees at the Group is as follows:

	Employees
	03/ 31/ 2012 (*)	03/ 31/ 2011 (*)

Managers	8	11
Supervisors	466	502
Other	311	376
Total	785	889
*Unaudited figures

During 2011, the Group has executed a 77 employee restructuring, under a Collective Dismissal Procedure, in Dédalo Heliocolor, S.A.U., and additionally the Group has cancelled its business unit of daily press in Dédalo Offset, S.L.U. with a 16 employees redundancy.

Other expenses

The detail of “Other expenses” for the three months ended March 31, 2012 and March 31, 2011 is as follows:

	Thousands of euros
	03/31/12 (*)	03/31/11 (*)
Independent professional services	197	100
Leases and fees	622	682
Repairs	639	795
Supplies	1,871	1,770
Transport	85	(48)
Other outside services	1,235	1,110
Total	4,649	4,409
* Unaudited figures

(9)	BUSINESS SEGMENTS

The breakdown of the consolidated revenues of the Group based on the geographical location of the companies that gave rise to them is as follows:

Line of business	03/31/2012 (*)		03/31/2011 (*)
	Domestic Sales	Export Sales	Domestic Sales	Export Sales
Offset	4,371	738	6,719	2,646
Gravure	5,885	1,000	8,511	873
Press	3,644	-	4,218	-
Total	13,900	1,738	19,448	3,519
* Unaudited figures

Domestic sales relate to the provision of services for printing press, books, magazines and sales brochures. Export sales, all of which are to European Union countries, relate mainly to the provision of book printing services.

Results by company

The contribution of each company included in the scope of consolidation to the consolidated loss for 2012 and 2011, in thousands of Euros, is as follows:

	Line of business	03/31/2012 (*)	03/31/2011 (*)
Dédalo Grupo Gráfico, S.L.	Corporate	94	(359)
Dédalo Offset, S.L.U.	Offset	(3,027)	(2,389)
Macrolibros, S.L.U.	Offset	(537)	-
Dédalo Heliocolor, S.A.U.	Gravure	(1,924)	(3,150)
Gráficas Integradas, S.A.U.	Gravure	(115)	(73)
Distribuciones Aliadas, S.A.U.	Press	30	41
Norprensa, S.A.U.	Press	100	113
Bidasoa Press, S.L.U.	Press	(181)	(127)
Total		(5,560)	(5,944)
*Unaudited figures

(10)	EVENTS AFTER THE BALANCE SHEET DATE

The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries are fully consolidated in the Prisa Group's accounts since April 1, 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 Prisa exercised the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Additionally, in June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. y Gráficas Integradas, S.A.

(11)	RELATED PARTY TRANSACTIONS

The detail of the balances with related parties at March 31, 2012 and 2011, in thousands of Euros is as follows:

	Balance Receivables		Non-current balance payables		Current balance payable
	03/31/2012 (*)	12/31/2011 (*)	03/31/2012 (*)	12/31/2011 (*)	03/31/2012 (*)	12/31/2011 (*)
Shareholders	-	-	154,210	139,192	-	-
Related entities	4,539	6,804	-	-	1,903	3,297
Total	4,539	6,804	154,210	139,192	1,903	3,297
* Unaudited figures

The main movement in “non-current balance payables” from December, 2011 was due to the Syndicated payment made in February amounting EUR 12,400 thousands by Promotora de Informaciones, S.A., which increased the amount owed to the parent company.

The transactions performed with related parties in the three months ended March 31, 2012 and in 2011 were as follows (in thousands of euros):

	Income		Expenses
	03/31/2012 (*)	12/31/2011 (*)	03/31/2012 (*)	12/31/2011 (*)
Shareholders	-	-	-	50
Related entities	4,651	5,975	11	38
Total	4,651	5,975	11	88
*Unaudited figures

(12)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In the three months ended March 31, 2012 and 2011, the consolidated companies registered the remuneration received by the Group’s Board members of EUR 6 thousand in March 31, 2012 (December 31, 2011: EUR 24 thousand). The Group has not granted any loans to its Directors and it does not have any pension or insurance obligation to them.

(13)	GUARANTEE COMMITMENTS TO THIRD PARTIES AND OTHER CONTINGENT LIABILITIES

At March 31, 2012 the Group has guarantees amounting 624 thousand euros. From this amount, 613 thousand euros are due to endorsement give to the City of Pinto in relation with the construction works in progress at the urbanization where is located Dédalo Offset, S.L.U. Of this endorsement Promotora de Informaciones, S.A. guarantees an amount of 419 thousand euros. The subsidiary Dédalo Offset, S.L.U. has attended the liabilities associated with the above warranty. Management estimates that any additional liability that may occur would not be significant.

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

/s/ Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain
June 30, 2011

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
(Thousands of euros)

ASSETS	Notes	12/31/11 (*)	12/31/10	EQUITY AND LIABILITIES	Notes	12/31/11 (*)	12/31/10

A) NON-CURRENT ASSETS		101,173	132,855	A) EQUITY	10	(154,026)	(110,015)

I. INTANGIBLE ASSETS	5			A-1) SHAREHOLDERS' EQUITY		(154,026)	(110,015)
1. Industrial Property		-	-
2. Computer software		202	331	I. SHARE CAPITAL		28,458	28,458
		202	331
II. PROPERTY, PLANT AND EQUIPMENT	6			II. SHARE PREMIUM		91,085	91,085
1. Land		5,345	5,345
2. Buildings and structures		26,741	27,527	III. PRIOR YEARS' LOSSES		(235,390)	(206,982)
3. Plant		8,891	10,300
4. Machinery and tools		55,999	66,364	IV. CONSOLIDATION RESERVES		6,938	539
5. Other fixtures and furniture		424	529
6. Other items of property, plant and equipment		971	1,212	V. RESERVES FOR FIRST-TIME APPLICATION OF IFRSs		(1,106)	(1,106)
7. Advances and property, plant and equipment in the course of construction		403	503
		98,774	111,780	VI. LOSS FOR THE YEAR		(44,011)	(22,009)

III. NON-CURRENT FINANCIAL ASSETS				B) NON-CURRENT LIABILITIES		209,842	196,554
1. Other financial assets	9	314	314
		314	314	I. NON-CURRENT PAYABLES TO RELATED PARTIES	11 and 14	139,192	95,758

IV. DEFERRED TAX ASSETS	12	1,883	20,430	II. NON-CURRENT PAYABLES
				1. Bank borrowings	11	64,881	89,431
				2. Derivatives	11	3,700	5,000
B) CURRENT ASSETS		32,528	36,543			68,581	94,431

I. NON-CURRENT ASSETS HELD FOR SALE		3,138	3,588	III. DEFERRED TAX LIABILITIES	12	1,883	6,151

II. INVENTORIES	7	5,591	6,315	IV. DEFERRED REVENUE	11	186	214

III. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services	9	12,963	17,162	C) CURRENT LIABILITIES		77,885	82,859
2. Receivable from related parties	9 and 14	6,804	6,608
3. Loans to employees	9	2	4	I. CURRENT PAYABLES TO RELATED PARTIES	11 and 14	988	8,228
4. Sundry accounts receivable	9	8	40
5. Other accounts receivable from public authorities	12	2,396	1,315	II. CURRENT PAYABLES
		22,173	25,129	1. Bank borrowings	11	41,593	42,748
IV. CURRENT FINANCIAL ASSETS				2. Obligations under finance leases	8	-	72
1. Other financial assets	9	496	-	3. Other financial liabilities	11	134	209
		496	-			41,727	43,029

V. CURRENT PREPAYMENTS AND ACCRUED INCOME		14	29	III. TRADE AND OTHER PAYABLES
				1. Payable to suppliers and sundry accounts payable	11	22,050	21,513
VI. CASH AND CASH EQUIVALENTS				2. Payable to suppliers - related parties	11 and 14	2,309	872
1. Cash		1,116	1,482	3. Other accounts payable to public authorities	12	9,042	7,480
2. Cash equivalents		-	-	4. Remuneration payable	11	1,769	1,737
		1,116	1,482			35,170	31,602

TOTAL ASSETS		133,701	169,398	TOTAL EQUITY AND LIABILITIES		133,701	169,398

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated balance sheets at December 31, 2011 and 2010.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR 2011 AND 2010
(Thousands of euros)

	Notes	2011 (*)	2010

A) CONTINUING OPERATIONS

1. Revenue	13	84,945	94,923

2. Cost and expenses		(30,825)	(34,557)

3. Other operating income
a) Non-core and other current operating income		29	72
		29	72
4. Staff costs
a) Wages, salaries and similar expenses		(36,454)	(32,483)
b) Employee benefit costs	13	(9,064)	(9,932)
		(45,518)	(42,415)
5. Other operating expenses
a) Outside services, taxes other than income tax and other current operating expenses	8 and 13	(18,051)	(18,462)
b) Losses on, impairment of and change in allowances for trade receivables		(1,252)	(631)
		(19,303)	(19,093)
6. Depreciation and amortization charge
a) Intangible assets	5	(130)	(160)
b) Property, plant and equipment	6	(13,356)	(13,880)
		(13,486)	(14,040)
7. Impairment and gains or losses on disposals of non-current assets	6	(304)	1

A.1) LOSS FROM OPERATIONS		(24,462)	(15,109)

8. Finance income
a) From marketable securities and other financial instruments		1,316	604
		1,316	604
9. Finance costs
a) On debts to related parties	14	(91)	(354)
b) On debts to third parties		(6,495)	(7,150)
c) Loss on derivatives		-	-
		(6,586)	(7,504)
10. Exchange differences		-	-

A.2) FINANCIAL LOSS		(5,270)	(6,900)

A.3) LOSS BEFORE TAX		(29,732)	(22,009)

11. Income tax	12	(14,279)	-

A.4) LOSS FOR THE YEAR		(44,011)	(22,009)

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated income statements for 2011 and 2010.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR 2011 AND 2010
(Thousands of euros)

	2011 (*)	2010

A) Consolidated loss per income statement	(44,011)	(22,009)

B) Total income and expense recognized directly in consolidated equity	-	-

C) Total transfers to profit or loss	-	-
TOTAL RECOGNIZED INCOME AND EXPENSE	(44,011)	(22,009)

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated statements of comprehensive income for 2011 and 2010.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2011 AND 2010
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

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated statements of changes in equity for 2011 and 2010.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2011 AND 2010
(Thousands of euros)

	2011 (*)	2010
A) CASH FLOWS FROM OPERATING ACTIVITIES
1. Loss for the year before tax	(29,732)	(22,009)
2. Adjustments for:
a) Depreciation and amortization charge	13,486	14,040
b) Impairment losses on goodwill	-	-
c) Impairment losses	-	1,467
d) Changes in provisions	1,252	(367)
e) Gains/Losses on derecognition and disposal of non-current assets	304	(1)
f) Finance income	(1,316)	(604)
g) Finance costs	6,586	7,504
h) Exchange differences	-	-
i) Recognition of grants in profit or loss	(28)	(32)
	20,284	22,007
3. Changes in working capital
a) Inventories	724	451
b) Trade and other receivables	1,704	(670)
c) Trade and other payables	3,557	1,176
d) Other non-current assets and liabilities	175	13
	6,160	970
4. Other cash flows from operating activities
a) Interest paid	(6,799)	(5,760)
b) Interest received	16	4
	(6,783)	(5,756)
Cash flows from operating activities	(10,071)	(4,788)
B) CASH FLOWS FROM INVESTING ACTIVITIES
5. Payments due to investment
a) Intangible assets	(1)	(2)
b) Property, plant and equipment	(436)	(790)
c) Other financial assets	(496)	(15)
	(933)	(807)
6. Proceeds from disposal
a) Property, plant and equipment	8	1
b) Other financial assets	-	14
	8	15
Cash flows from investing activities	(925)	(792)
C) CASH FLOWS FROM FINANCING ACTIVITIES
7. Proceeds and payments relating to financial liability instruments
a) Issue of
1. Bank borrowings	-	-
2. Borrowings from Group companies and associates	36,194	6,033
	36,194	6,033
b) Repayment of
1. Bank borrowings	(25,564)	(385)
2. Borrowings from Group companies and associates		-
	(25,564)	(385)
Cash flows from financing activities	10,630	5,648
D) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(366)	68
Cash and cash equivalents at beginning of year	1,482	1,414
Cash and cash equivalents at end of year	1,116	1,482

The accompanying Notes 1 to 15 and Appendix I are an integral part of the consolidated statements of cash flows for 2011 and 2010.
(*) Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011 (UNAUDITED) AND 2010 (AUDITED).

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

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

·	IFRSs are applied in the preparation of the consolidated financial information for the Group. In accordance with IFRSs, the consolidated financial statements of the Group include the following:

-	Consolidated balance sheet.

-	Consolidated income statement.

-	Consolidated statement of comprehensive income.

-	Consolidated statement of changes in equity.

-	Consolidated statement of cash flows.

·	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for like transactions, events and items in 2011and 2010.

In 2011, the following amendments to accounting standards came into force which, therefore, were taken into account when preparing the accompanying consolidated financial statements:

·	Amendments to IAS 32 Financial Instruments: Presentation - Classification of Rights Issues
·	Revised IAS 24 Related Party Disclosures
·	Improvements to IFRSs
·	Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement
·	IFRIC 19 Extinguishing Financial Liabilities with Equity

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

The Group's consolidated annual financial statements for the year 2010 were approved by the shareholders on July 22 and deposited in the Mercantile Registry of Madrid. The consolidated financial statements for the year ended December 31, 2011, were prepared in accordance with Spanish GAAP and, therefore, may differ from the amounts included in these financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Securities Exchange Commision (SEC) Regulation S-X sets forth the requirements for financial statements to be included in filings made with the SEC based on the criteria established in Rule 3-09. Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons. Based upon these criteria Dédalo is considered to be a significant equity investment of Prisa for the year ended 2010. Therefore, Prisa must include the separate financial statements of the Group for 2011 (unaudited) and 2010 (audited) in Prisa's form 20F to be filed with the SEC. At the request of Prisa the Group´s financial statements for the two years ended 2011 to be included in the Form 20F have been prepared in accordance with IFRS issued by IASB. The Group will continue to prepare its annual consolidated financial statements in accordance with Spanish GAAP.

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

In 2011 there were no significant changes in the estimates made at the end of 2010, apart from those used to determine deferred tax assets.

d)	Comparative information

In addition to the figures for 2011, the consolidated financial statements show those relating to 2010.

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

In 2011 there were no significant changes in accounting policies with respect to those applied in 2010.

g)	Correction of errors

In preparing the consolidated financial statements no significant errors were detected that would have made it necessary to restate the amounts included in the consolidated financial statements for 2010.

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

In 2011, the Group has executed a 77 employee restructuring, under a Collective Dismissal Procedure approved by the Consejería de Trabajo y Empleo de Castilla La Mancha, Labour Department of the regional Government in Castilla La Mancha, in Dédalo Heliocolor, S.A.U, the gravure technique company, with severance payments and other related operating expenses amounting 6,465 thousand Euros. The goal of this measure is promoting a competitive cost structure. Apart of the this action, the Group has restructured its business line of daily press in Dédalo Offset, S.L.U. with the exit of 17 employee and a cost due to severance amounting 633 thousand Euros.

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

3. DISTRIBUTION OF RESULT

The proposal for the distribution of the result of Dédalo Grupo Gráfico, S.L. for 2011 and 2010, proposed by the Board of Directors is to allocate it in “Prior years’ losses” and “Consolidation reserves”.

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

At December 31, 2011 “Property, Plant and Equipment” in the consolidated balance sheet doesn´t include assets held under finance leases because the Group has paid the last installments as lease-purchase option, (December 31, 2010 : EUR937 thousand), (see Notes 6 and 8).

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

(*) Unaudited figures

The amortization of intangible assets charged to the consolidated income statement in 2011 amounted to EUR 130 thousand (2010: EUR 160 thousand).

There are no restrictions on ownership of the intangible assets or any firm commitments for future purchases.

At December 31, 2011, fully amortized intangible assets in use amounted to EUR 2,314 thousand (December 31, 2010: EUR 2,171 thousand).

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

At December 31, 2011, “Machinery and Tools” doesn´t include assets held under finance leases, because in 2011 the Group has paid last instalments as lease-purchase option. At December 31, 2010, “Machinery and Tools” includes EUR 937 thousand related to assets held under finance leases (see Note 8).

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

The depreciation of property, plant and equipment charged to the consolidated income statement in 2011 amounted to EUR 13,356 thousand (2010: EUR 13,880 thousand).

The Company takes out insurance policies to cover the possible risks to which its property, plant and equipment are subject. The Company considers that the present coverage is sufficient.

There are no restrictions on ownership of the Group’s property, plant and equipment other than those described above.

There are no commitments for future purchase of property, plant and equipment.

At December 31, 2011, fully depreciated property, plant and equipment in use amounted to EUR 73,826 thousand (December 31, 2010: EUR 69,786 thousand).

7. INVENTORIES

The detail of “Inventories” at December 31, 2011 and 2010, in thousands of Euros, is as follows:

	12/31/11 (*)			12/31/10
	Cost	Write- down	Net	Cost	Write- down	Net

Raw materials and supplies	5,700	(1,105)	4,595	6,315	(1,099)	5,216
Goods and work in progress	994	-	994	1,095	-	1,095
Advances to suppliers	2	-	2	4	-	4
	6,696	(1,105)	5,591	7,414	(1,099)	6,315

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

The expense recognized in the consolidated income statement for 2011 in relation to operating leases amounts to EUR 2,887 thousand (2010: EUR 2,880 thousand).

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

9. FINANCIAL INSTRUMENTS

9.1. Financial assets by category

The breakdown of the balances of financial assets in the consolidated balance sheet at December 31, 2011 and 2010, based on the nature of the transaction and excluding balances with related parties, in thousands of Euros, is as follows:

Class Category	Other non-current financial assets		Other current financial assets		TOTAL
	2011(*)	2010	2011(*)	2010	2011(*)	2010
Loans and receivables	314	314	13,469	17,206	13,783	17,520
Loans and receivables from related parties	-	-	6,804	6,608	6,804	6,608
Total	314	314	20,273	24,437	20,587	24,750

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

●
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

On November 6, 2009 the Dédalo Group entered into two adhesion and modifying novation contracts of the financing agreements entered into on February 8, 2008 that amended certain clauses of the financing agreement:

●	The following are noteworthy amendments to the agreement entered into by Dédalo Grupo Gráfico, S.L.

●	Exemption from the obligation to meet the financial ratios of Promotora de Informaciones, S.A. established for December 31, 2009.

●
Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case of the tranche relating to the revolving credit facility with a ceiling of EUR 10 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 60 million.

●	The credit is tied to Euribor plus a spread of 2.00%.

·
The following are noteworthy amendments to the multi-borrower credit agreement entered into by Distribuciones Aliadas, S.A.U., Norprensa, S.A.U, Bidasoa Press, S.L.U., Dédalo Heliocolor, S.A.U. and Gráficas Integradas, S.A.U.

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

The fair value of the derivatives outstanding at December 31, 2011 is a negative amount of EUR 3,700 thousand (2010: a negative amount of EUR 5,000 thousand).

In 2011 the Group recognized a benefit amounting to EUR 1,300 thousand in the consolidated income statement arising from the changes in value of these financial instruments (2010: EUR 600 thousand).

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

The detail of the analysis of the sensitivity of the derivatives to the euro yield curve, which the Group considers to be reasonable, in thousands of Euros, is as follows:

Sensitivity (before tax)	12/31/11	12/31/10
+0.5% (INCREASE IN THE YIELD CURVE)	462	946
-0.5% (DECREASE IN THE YIELD CURVE)	(472)	(1,186)

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

12. TAX MATTERS

12.1. Current tax receivables and payables

The detail of the current tax receivables and payables at December 31, 2011 and 2010, in thousands of Euros, is as follows:

	2011(*)	2010

Tax assets arising from taxable temporary differences	1,883	20,430
Total non-current tax receivable	1,883	20,430

Tax withholdings and prepayments	6	21
VAT refundable	2,390	1,294
Total current tax receivable	2,396	1,315

Liabilities due to taxable temporary differences	1,883	6,151
Total non-current tax payable	1,883	6,151

VAT payable	340	182
Tax withholdings payable	4,223	3,817
Accrued social security taxes payable	4,479	3,481
Total current tax payable	9,042	7,480
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

On August 3, 2011, the Tax Authorities in Castilla la Mancha has signed the absence of anomalies in their inspection intervention of Dédalo Heliocolor and has considered correct all the registrations of the company Dédalo Heliocolor.

12.6. Accrued Social Security taxes payable

On August 2, 2010, Social Security General Tresury granted Dédalo Grupo Gráfico companies the deferment of their debts to the Social Security in the November 2009 to March 2010 period, amounting 3,192 thousand Euros. The payment of this amount would take place in 24 installments, being started in last September 2010.

On December 31, 2011, the amount due is EUR 1,084 thousand, corresponding to 8 pending installments.

13. INCOME AND EXPENSES

Results by company

The contribution of each company included in the scope of consolidation to the consolidated loss for 2011 and 2010, in thousands of Euros, is as follows:

	Line of business	2011(*)	2010
Dédalo Grupo Gráfico, S.L.	Corporate	(848)	(965)
Dédalo Offset, S.L.U.	Offset	(18,978)	(13,774)
Macrolibros, S.L.U.	Offset	(2,517)	-
Dédalo Helicolor, S.A.U.	Gravure	(19,258)	(8,175)
Gráficas Integradas, S.A.U.	Gravure	(129)	(1,281)
Altamira, S.A.U.	Offset	-	-
Distribuciones Aliadas, S.A.U.	Press	(629)	1,096
Norprensa, S.A.U.	Press	14	1,178
Bidasoa Press, S.L.U.	Press	(1,666)	(88)
Total		(44,011)	(22,009)
(*) Unaudited figures

Revenue

The geographical breakdown of the Group’s revenue from its ordinary business in 2011 and 2010, in thousands of Euros is as follows:

	2011(*)	2010
Domestic sales	69,231	84,678
Export sales	15,714	10,245
Total	84,945	94,923
(*) Unaudited figures

Domestic sales relate to the provision of services for printing press, books, magazines and sales brochures. Export sales, all of which are to European Union countries, relate mainly to the provision of book printing services.

Employees

The detail of “Employee Benefit Costs” in the consolidated income statement for 2011 and 2010, in thousands of Euros is as follows:

	2011(*)	2010
Employer social security costs	8,620	9,379
Other employee benefit costs	444	553
Total	9,064	9,932
(*) Unaudited figures

The average number of employees in 2011 was 827 (2010: 911).

	2011 (*)	2010
Managers	9	11
Supervisors	75	88
Other	743	812
Total	827	911
(*) Unaudited figures

In 2011, the Group has executed a 77 employee restructuring, under a Collective Dismissal Procedure, in Dédalo Heliocolor, S.A.U., and additionally the Group has cancelled its business unit of daily press in Dédalo Offset, S.L.U. with a 17 employees redundancy.

The breakdown by gender was as follows:

	2011(*)		2010
	Men	Women	Men	Women
Managers	9	-	11	-
Supervisors	72	3	84	4
Other	647	96	713	99
Total	728	99	808	103
(*) Unaudited figures

Fees paid to auditors

The fees for financial audit services provided to the Group by the principal auditor in 2011, amounted to EUR 74 thousand (2010: EUR 74 thousand).

In 2011 the Group has received other professional services provided by the auditor and other related companies, amounted to EUR 106 thousand (2010: the Group did not receive other professional services).

14. RELATED PARTY TRANSACTIONS

The detail of the balances with related parties at December 31, 2011 and 2010, in thousands of Euros is as follows:

	Balance receivable		Non-current balance payable		Current balance payable
	2011(*)	2010	2011(*)	2010	2011(*)	2010
Shareholders	-	-	139,192	95,025	-	6,033
Related entities	6,804	6,608	-	733	3,297	3,067
TOTAL	6,804	6,608	139,192	95,758	3,297	9,100
(*) Unaudited figures

The detail of the transactions carried out with related parties in 2011 and 2010 is as follows:

	Income			Expenses
	2011	(*)	2010	2011	(*)	2010
Shareholders	-		-	70		316
Related entities	21,211		32,182	2,748		738
TOTAL	21,211		32,182	2,818		1,054
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

On December 31, 2010 it also included several subordinated loans with capitalized interest granted by the shareholder Prisaprint, S.L. amounting to EUR 1,600 thousand, EUR 10,000 thousand, EUR 5,000 thousand and EUR 8,024 thousand, entered into on June 15, 2004, June 9, 2006, November 23, 2006 and February 19, 2008, respectively. These subordinated loans bear interest tied to Euribor. As a result of these subordinated loans, interest of EUR 57 thousand was capitalized in 2011 (2010: EUR 266 thousand).

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

Remuneration of directors and senior executives

The remuneration received by the members of the Board of Directors, which includes senior executives, was EUR 24 thousand in 2011 (2010: EUR 245 thousand). The Group has not granted any loans to its directors and it does not have any pension or insurance obligations to them.

15. EVENTS AFTER THE REPORTING PERIOD

On February 8, 2012 the Group has proceeded to the payment of the third installement for amount of 12.400 thousands of Euros corresponding to the syndicated financing agreements (see Note 11.2).

On February 9, 2012, the Tax Authorities in Madrid has signed the absence of anomalies in their inspection interventions for 2006 and 2007 periods, for VAT, Income Tax and Corporation Tax figures of Dédalo Offset, S.L.U. and Dédalo Grupo Gráfico, S.L. and has considered corrects all the tax filings of these companies.

No additional significant events for the Group have occurred since December 31, 2011.

DÉDALO GRUPO COMPANIES	APPENDIX I

2011 (*)

			Thousands of euros
			CARRYING	% OF DIRECT	% OF INDIRECT	SHARE
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	AMOUNT	OWNERSHIP	OWNERSHIP	CAPITAL	RESERVES	PROFIT/LOSS

DÉDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	24,557	100.00%	0.00%	1,000	45,052	(21,495)
MACROLIBROS, S.L.U.	C/ VAZQUEZ DE MENCHACA, 9 (VALLADOLID)	GRAPHIC ARTS	3,240	0.00%	100.00%	500	5,257	(2,517)
DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLA)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	7,461	(629)
NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	4,393	14
BIDASOA PRESS, S.L.U.	POL. INDUSTRIAL LA COMA - PICASSENT (VALENCIA)	GRAPHIC ARTS	1,565	100.00%	0.00%	2,047	1,184	(1,666)
DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	9,353	100.00%	0.00%	8,456	20,284	(19,387)
GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	-	0.00%	100.00%	601	25	(129)

(*) Unaudited figures