Form 20-F
period 2013-12-31
PROMOTORA DE INFORMACIONES SA /FI
filed 2014-04-29
CIK 1159513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Class A Ordinary Shares: 740,659,416 Class B convertible non-voting shares: 312,001,056
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	133
A.	Debt Securities	133
B.	Warrants and Rights	133
C.	Other Securities	133
D.	American Depositary Shares	133

CURRENCIES

In this annual report, unless otherwise specified or the context otherwise requires:

●            “We”, “Prisa”, the “Company” and the “parent Company” each refer to Promotora de Informaciones, S.A., and the “Group” refers to the Company and its consolidated subsidiaries.

●            ‘‘$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

●            ‘‘€,” “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999.

IMPORTANT INFORMATION ABOUT GAAP AND NON-GAAP FINANCIAL MEASURES

Our audited financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and referred to in this annual report as “IFRS.”

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

We define “Adjusted EBITDA” as profit from operations, as shown in our financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets plus goodwill deterioration. We use Adjusted EBITDA as a financial measure to assess the performance of our businesses. We present Adjusted EBITDA because we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results.

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

We also occasionally use “EBIT” as another name for the IFRS measure of profit from operations, as shown in our audited financial statements and accompanying notes.

INDUSTRY AND MARKET DATA

In this annual report, we rely on and refer to information and statistics regarding market shares in the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources, such as independent industry publications, government publications or reports by market research firms, such as PricewaterhouseCoopers and Marktest. We have supplemented this information where necessary with information from various other third-party sources, discussions with our customers and our own internal estimates taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available. We believe that these third-party sources are reliable, but we have not independently verified the information and statistics obtained from them.

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

The following table presents financial data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009. You should read this information in conjunction with our historical consolidated financial statements, including the related notes. Our financial data as of and for the years ended December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements for those years included elsewhere in this annual report. Our financial data as of and for the years ended December 31, 2010 and 2009 are derived from our audited financial statements for those years that are not included in this annual report. The historical results below and elsewhere in this annual report may not be indicative of our future performance.

Our consolidated financial statements are presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as approved by the European Union, and the year-end financial statements have been audited. The IFRS approved by the European Union differ in some aspects to IFRS published by the IASB; however, these differences do not have a relevant impact on our consolidated financial statements for the years presented. Accordingly, they present fairly our consolidated equity and financial position at December 31, 2013. For additional information see our financial statements and the accompanying notes in this annual report.

Spanish free-to-air TV “Cuatro”: In 2010, due to the restructuring process (spin-off) of the Spanish free-to-air TV business, and after the sale of Sociedad General de Televisión Cuatro, S.A. on December 28, 2010, we presented the results of Spanish free-to-air TV in “Loss after tax from discontinued operations” on the consolidated income statement. For comparison effects, the consolidated income statements and the selected financial data for the year ended December 31, 2009 present the results of operations of Cuatro as discontinued operations.

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
	(thousands of euros, except per share data)
Consolidated Statements of Operations Data:
Operating Income	2,725,694	2,664,692	2,724,450	2,822,731	2,975,120
Operating Expenses	(3,526,761)	(2,839,746)	(2,760,186)	(2,486,579)	(2,594,656)
Profit (loss) from Operations	(801,067)	(175,054)	(35,736)	336,152	380,464
Financial Loss	(185,605)	(174,092)	(195,152)	(159,211)	(214,269)
Result of companies accounted for using the equity method	1,263	(6,275)	(19,694)	(99,553)	(20,158)
Profit (loss) from other investments	(352)	2	5,867	(4,302)	(4,256)
Profit (loss) before tax from continuing operations	(985,761)	(355,419)	(244,715)	73,086	141,781
Income tax	(43,495)	20,436	(147,973)	(73,024)	(67,068)
Profit (loss) from continuing operations	(1,029,256)	(334,983)	(392,688)	62	74,713
Loss after tax from discontinued operations	(95)	(3,496)	(2,646)	(35,011)	(9,888)
Consolidated profit (loss) for the year	(1,029,351)	(338,479)	(395,334)	(34,949)	64,825
Profit (loss) attributable to non-controlling interests	380,646	83,446	(55,884)	(37,921)	(14,346)
Profit (loss) attributable to the parent	(648,705)	(255,033)	(451,218)	(72,870)	50,479

Earnings (loss) per share from continuing operations	€(0.64)	€(0.27)	€(0.61)	€(0.16)	€0.28
Basic earnings per share	€(0.64)	€(0.27)	€(0.62)	€(0.28)	€0.23
Cash dividend per share (ordinary shares)	—	—	—	—	—
Cash dividend per share (Class B shares)	€0.175	€0.175	€0.175	€0.0146	—

	As of December 31,
	2013	2012	2011	2010	2009
	(thousands of euros, except per share data)
Consolidated Balance Sheet Data:
	ASSETS
Non-Current Assets	4,929,071	6,003,095	6,178,703	6,293,489	6,420,766
Property, Plant and Equipment	262,091	296,419	307,441	295,560	345,754
Investment Property	393	319	422	430	1
Goodwill	2,482,224	3,359,717	3,645,077	3,903,514	4,319,603
Intangible assets	285,478	320,232	331,260	360,512	365,670
Non-current financial assets	52,789	64,639	121,688	70,611	57,218
Investments accounted for using the equity method	597,264	612,214	604,082	613,542	13,644
Deferred tax assets	1,244,006	1,343,869	1,166,694	1,046,030	1,313,820
Other non-current assets	4,826	5,686	2,039	3,290	5,056
Current Assets	1,774,800	1,655,647	1,699,696	1,854,312	1,514,898
Inventories	240,252	270,309	275,403	203,152	218,066
Trade and other receivables	1,252,197	1,252,015	1,269,641	1,245,687	1,207,204
Current financial assets	142,911	20,063	56,494	160,260	6,593
Cash and cash equivalents	139,433	113,260	98,158	244,988	82,810
Other current assets	7	—	—	225	225
Assets Held For Sale	61	3,271	125	3,653	257,388
Total Assets	6,703,932	7,662,013	7,878,524	8,151,454	8,193,052

	EQUITY AND LIABILITIES
Equity	1,569,326	2,611,627	2,218,035	2,650,185	1,373,019
Share Capital	105,266	99,132	84,786	84,698	21,914
Other Reserves	634,149	1,299,881	1,152,640	1,120,539	833,697
Accumulated Profit	880,097	769,583	380,282	798,876	403,478
From prior years	1,528,802	1,024,616	831,500	871,746	352,999
For the year: Profit (loss) attributable to the Parent	(648,705)	(255,033)	(451,218)	(72,870)	50,479
Treasury Shares	(518)	(727)	(2,505)	(4,804)	(3,044)
Exchange Differences	(12,451)	17,805	9,755	20,213	(1,561)
Non-controlling interests	(37,217)	425,953	593,077	630,663	118,535
Non-Current Liabilities	3,524,740	3,331,781	3,882,329	3,526,496	2,351,466
Non-Current Bank Borrowings	3,238,855	2,866,786	3,176,491	2,931,190	1,917,963
Non-Current Financial Liabilities	106,809	158,655	302,864	362,754	249,538
Deferred Tax Liabilities	29,654	22,177	30,409	28,555	72,799
Long-Term Provisions	95,220	254,018	356,520	185,592	90,150
Other Non-Current Liabilities	54,202	30,145	16,045	18,405	21,016
Current Liabilities	1,609,866	1,718,605	1,778,160	1,974,773	4,263,133
Trade Payables	1,092,923	1,151,739	1,180,075	1,234,846	1,181,437
Payable to Associates	2,956	10,870	13,870	16,361	10,955
Other Non-Trade Payables	106,497	97,228	115,865	99,583	107,693
Current Bank Borrowings	162,227	205,467	223,625	411,109	2,796,362
Current Financial Liabilities	46,181	43,291	88,853	17,788	3,295
Payable to Public Authorities	112,681	129,219	114,814	154,879	124,288
Provisions for Returns	11,141	7,577	8,686	9,804	9,417
Other Current Liabilities	75,260	73,214	32,372	30,403	29,686
Liabilities Held For Sale	—	—	—	—	205,434
Total Equity and Liabilities	6,703,932	7,662,013	7,878,524	8,151,454	8,193,052
Book value per share	€1.53	€2.21	€1.92	€2.39	€5.74

Exchange Rate Information

The following table provides, for the periods and dates indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates may differ from the rates we use in the presentation of our financial statements or other financial information appearing in this annual report.

The data provided in the following tables are expressed in U.S. dollars per euro and are based on the closing spot rates as published by Bloomberg at 5:00 p.m. (New York time) (the “Closing Rate”) on each business day during the period. The Closing Rate on  April 25, 2014 was $1.384 €1.00.

	High	Low	Average (1)	Period End
Annual Data (Year Ended December 31,)	(U.S. dollars per euro)
2009	1.513	1.253	1.395	1.433
2010	1.458	1.188	1.327	1.326
2011	1.494	1.286	1.400	1.296
2012	1.346	1.205	1.286	1.320
2013	1.380	1.277	1.328	1.379

(1)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

	High	Low
Recent Monthly Data	(U.S. dollars per euro)
October 2013	1.380	1.350
November 2013	1.360	1.337
December 2013	1.380	1.355
January 2014	1.377	1.351
February 2014	1.381	1.352
March 2014	1.393	1.373
April 2014 (through April 25)	1.390	1.371

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Financial Position and Management of Liquidity

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our businesses, remain in compliance with debt covenants and make payments on our indebtedness

We have significant financial obligations, as summarized in “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” As described in that section, in the month of December 2013 we signed a debt refinancing agreement that represented an extension of maturities, improved the flexibility in the process of debt reduction and enhanced our liquidity profile. The improvement in the liquidity profile derived from a new credit facility amounting to €353 million signed with certain institutional investors to cover medium term liquidity needs, and from the significant reduction of interest paid in cash. However, should operations continue to deteriorate in some of our businesses in Spain or should our Latam operations not be able to transfer cash flows to the parent company as expected, our financial condition would be adversely impacted.

The refinancing agreement includes several commitments of debt reduction, for which compliance we have different strategic alternatives including the sale of non-strategic assets, the ability of the Company to repurchase debt at a discount from its current lenders, the leverage of operating assets, transfers of debt between tranches and other corporate transactions. If we were unable to meet those debt reduction commitments, the contract contemplates automatic mechanisms that could prevent its early termination, in certain situations, giving stability to our capital structure. Additionally, the agreement incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the lenders.

As of December 31, 2013, our bank borrowings amounted to €3,401 million (December 31, 2012: €3,072 million). Our borrowing level:

·	increases the vulnerability to general economic downturns and adverse industry conditions;
·	requires a portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
·	exposes the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
·	limits the Group ability to adjust to changing market conditions and places the Group at a disadvantage compared to competitors who have less debt.

If our operating cash flow and capital resources were insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or further restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

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

Our loans are subject to fluctuations in interest rates that may not be adequately protected or protected at all, by our hedging strategies.

As of December 31, 2013, approximately 35% of our bank borrowings terms were at variable interest rates, and therefore we are exposed to fluctuations in interest rates (see “Operating and Financial Review and Prospects—Liquidity and Capital Resources”). There can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure. If we cannot arrange interest rate hedges or our hedging strategy is inadequate or the counterparties to the hedging agreements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with changes in interest rates, which would adversely impact our results of operations and financial condition.

As of December 31, 2013, €308 million of our outstanding debt was hedged.

Fluctuations in foreign exchange rates could have an adverse effect on our results of operations.

We are exposed to fluctuations in the exchange rates of the various countries in which we operate. Our foreign currency risk relates mainly to operating income (revenues) generated outside of the European market, resulting from operations carried on in non-euro zone countries that are tied to the performance of their respective currencies, the acquisition of audiovisual rights from international suppliers of television content and financial investments made to acquire ownership interests in foreign companies. Our principal foreign currencies are the U.S. dollar, Brazilian real, Mexican peso, Argentine peso, Chilean peso and Colombian peso. In order to mitigate this risk, as far as there are credit lines available, we arrange hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of our projections and budgets that are reviewed on a monthly basis in order to reduce volatility in cash flows transferred to the parent. If our hedging strategy is inadequate or the counterparties in the hedging arrangements become insolvent, we may not be capable of fully or partially neutralizing the risks associated with the changes in the exchange rate, which would adversely impact our results of operations and financial condition.

Our working capital included amounts past due to suppliers at year end.

Working capital as of December 31, 2013 included significant amounts past due to suppliers. This situation may continue into 2014. If we are not able to generate sufficient positive short term cash flow to cover those payments, we may be forced to sell assets, seek additional equity or debt capital or further restructure our debt. Such measures might be unsuccessful or inadequate in permitting us to meet the short term liabilities.

We have significant minority interests in some cash generating companies

Although we fully consolidate all our businesses, third parties have significant minority interests in some of our cash generating companies. In particular, third parties hold a 25% minority interest in the Education business, a 44% minority interest in DTS, Distribuidora de Televisión Digital, S.A. (“DTS”) and a 24.99% minority interest in Radio.

Grupo Santillana de Ediciones, S.L. (“Santillana”) is required to pay a predetermined fixed preferred dividend to its minority shareholders. With respect to DTS, the parent Company has access to its cash only through dividends. The evolution of operations and financial condition of DTS will directly affect the dividends received by the parent company. To the extent the dividend is part of the cash flow of the parent Company, among other sources, in case those dividends were not enough, or in case DTS did not distribute dividends, our consolidated cash flow might be adversely affected and make it more difficult to meet our obligations.

In the case of the Spanish operations of Education and Radio, the parent Company has access to their cash through cash pooling contracts, which could adversely be affected by a change in the circumstances of minority shareholders.

PRISA’s financing agreements contain change of control provisions

On December 11, 2013, we entered into a New Money Facility Agreement with a number of institutional investors for a total amount of €353million. Additionally, on the same date we entered into a new refinancing agreement with our financial creditors, the so named Override Agreement, for the purposes of refinancing part of Prisa´s  existing  group financial debt.

These two financing agreements include certain change of control provisions customary in these kind of contracts by means of which, if any person or group of persons acting in concert gains control of Prisa, the existing loans under those agreements and any amount accrued and outstanding thereunder might be declared due and payable. Additionally, in the event this provision is triggered, we shall also indemnify the lenders against any cost, loss or liability incurred by any of them as a result of the change of control.

According to the definition established thereby, for the purposes of the financing agreements, “control” means:

(i)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (a) cast, or control the casting of, more than 30% of the maximum number of votes that might be cast at a general meeting of Prisa; or (b) appoint or remove all, or the majority, of the directors or other equivalent officers of the Company; or (c) give directions with respect to the operating and financial policies of Prisa with which the directors or other equivalent officers of Prisa are obliged to comply; or

(ii)	the holding of more than 30% of Prisa’s issued share capital (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

It should be noted that, as a consequence of the latest amendments on the composition of Prisa’s share capital, the former controlling shareholders of the Group no longer have control of the company, and that, at this moment, there is no other shareholder nor group of shareholders acting in concert that could be deemed to be in control of the Group as per the abovementioned criteria.

If any person or group of persons acting in concert gain control of Prisa and, consequently, the debt under our financial agreements were to be accelerated, we might not have the funds required to immediately repay this debt.

We have tax credits for export activities discussed by tax authorities

A significant portion of the tax credits for export activities generated by the Group in the past, totaling €253 million, has been questioned in various tax audits, since the tax authorities considered that the requirements for use of this tax benefit had not been met. Although we do not agree with the position of the tax authorities and have appealed, to cover a possible unfavorable ruling on the issues in question and a potential cash disbursement, a €46 million provision was maintained, for the amount of the tax credit used in prior years and deferred tax assets amounting to €207 million were derecognized (€192 million in 2013 and €15 million in 2010), corresponding to the amount of unused tax credits.

We have significant tax assets (tax losses and tax credits) that we may not be able to use if the company or tax group at which the tax asset arose does not generate sufficient income.

As of December 31, 2013, we have recognized tax assets amounting to €1,244 million in our consolidated financial statements:

·	€923 million related to tax assets recorded at a 30% rate arising from tax loss carryforwards as a result mainly of prior years’ losses of TV business companies, mainly, DTS (€762 million), of the Prisa consolidated tax group (totaling €146 million) and other minor consolidated tax groups (€15 million). Under the tax law, the deadline for recovering these tax assets by offsetting them against future profits is 18 years from the tax year in which they were generated (or of the year in which the company concerned first earns a profit, which is the case with DTS, whose deadline is calculated from 2009). This law states that in 2013, 2014 and 2015, offsetting of tax losses is limited to 25% of the amount of the tax income carryforward that was generated previous to the offsetting. Since these assets were earned mainly by companies outside the scope of the Prisa consolidated tax group, they will have to be recovered outside of this scope, i.e., they will have to be offset against the individual profits of each company at which they arose. Assets generated inside the scope of the Prisa consolidated tax group could be recovered inside of this scope, i.e., they could be offset against the profits of the tax group.

·	€181 million related mainly to investment tax credits that are deducted from the income tax charge. The deadline for taking these credits against future profits, in accordance with the Corporation Tax Law, is seven or ten years for double taxation tax credits, and fifteen or eighteen years (for R&D credits) from the date on which they were earned in case of investment tax credits. In addition to this deadline, restrictions apply as to the amount that may be used each year, to the extent that, of the balances available for use, credits corresponding to only 35% (25% during 2013, 2014 and 2015) of the gross tax payable (resulting, in turn, from 30% of the taxable profit less double taxation tax credits) in that year may be used.

·	€55.8 million of tax assets within Prisa consolidated tax Group related to a 30% rate of the nondeductible financial expenses in the tax years 2012 and 2013, calculated with the current structure of the Prisa tax group and the financial debt of the Group. As a result of a tax reform published on March 31, 2011, the deductibility of financial expenses is limited to 30% of Adjusted EBITDA, as calculated for tax purposes. The amount of nondeductible financial expenses can be offset, under the same conditions, and with the same limit, against future profits in the corporate tax of the following eighteen years. Therefore, the amount not deducted could generate a future tax asset.

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

The economic situation in Spain and Portugal has experienced a sharp slowdown and  significant volatility in recent years. Specifically, main consumption indicators in these countries have significantly deteriorated, and have impacted and still could impact in the future the spending by customers on our products and services of the Group, including advertisers, subscribers to our pay TV platform, purchasers of newspapers and magazines and other consumers of our content offerings.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these countries have contributed to a weakening of the business environment and financial markets in the area.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term.

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

A relevant portion of our operating income (revenues) depends on the revenues generated from the advertising market through our press, radio, audiovisual and digital businesses. Advertising in Spain and Portugal continued to perform negatively in 2013, although there has been some deceleration in the pace of decline since the third quarter of 2013 in Spain. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. Consequently, a further decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the significant weight of fixed costs associated with businesses with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore our ability to generate cash flow, forcing our business units to conduct frequent checks and adjustments to their cost base.

Demand for our products is also a factor in determining advertising rates. For example, ratings points for our radio stations, television audience levels and circulation levels for our newspapers are factors that are weighed when determining advertising rates. A drop in advertising revenue could adversely impact our businesses, results of operations and financial condition.

If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Revenue from the exploitation of contents and royalties we own may be affected by illicit access via the internet or copying, which primarily affects the pay TV business and book publishing. Third parties may copy, infringe or otherwise profit from our proprietary rights without our authorization. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance.

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

The audiovisual, education, radio and press industries in which we operate are highly competitive. With respect to the pay TV business, activities of competition may affect our ability to attract new subscribers and increase our penetration rate, and may also lead to an increase in the cost of attracting new subscribers or purchasing contents, which might result in a significant negative impact on the financial position and results of this line of activity.

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

Advertising revenues represent a relevant portion of our revenue (20% of our 2013 operating income). According to PricewaterhouseCoopers Global Entertainment and Media Outlook 2013-2017 Report, advertising expenditure in Spain is expected to increase by 0.6% in 2014, by 0.8% in 2015, by 1.3% in 2016 and by 1.2% in 2017, which represents a 1.1% compound annual rate for this period. This same source estimates that advertising expenditure in television in Portugal will grow by 2.6%, 1.9%, 3.1% and 2.4% in 2014, 2015, 2016 and 2017 respectively and advertising expenditure in radio in Latin America will grow by 9.5%, 9.1%, 9.2% and 8.8% in 2014, 2015, 2016 and 2017 respectively.

According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2013-2017 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at an 8.9% compound annual rate, while newspaper print advertising is expected to decline by 4.8%. Additionally print circulation spending in Spain is expected to decline at a 4.5% compound annual rate, while digital circulation spending is expected to increase by 25.5%.

Regarding Radio, the report states that the lack of a unified digital technology platform has left most European markets without meaningful digital radio penetration. Instead, the digital transition is largely an Internet phenomenon with audiences spending an increasing amount of time listening online and on connected devices.

Sales of books and training represented 26% of our operating income for the year ended December 31, 2013. Regarding the total spending in the print educational book market, the report states that Spain is expected to decline in the period 2013-2017 by 3.5%. In Latin America, the report expects a 2.7% compound annual rate growth over the same period. Electronic educational books include interactive learning tools that give print books an enhanced value. Total spending in the electronic educational book market in Spain is expected to grow in the period 2013-2017 by 15.9% and a 94.9% in Latam, with Brazil totaling a 53% of total spending on educational electronic books in this region in 2017.

Revenue from subscribers represented 32% of our operating income for the year ended December 31, 2013. In relation to the pay television subscription market, the report states that the subscription market in the EMEA (Europe, Middle East and Africa) region is a mature market, so long-established premium pay-TV operators will be focused on selling more services to existing clients , either via enhancements to the TV experience such as HDTV, 3DTV, multi-room and DVRs, or via the addition of broadband and telephone through bundling. Some operators are also launching multiscreen initiatives (giving their TV subscribers access to content on additional devices, such as PCs, tablets and smartphones to compete with “over-the-top” players  that allow viewers to watch TV programs over the Internet. . The report states that subscription TV market is expected to grow in this region at a 2.9% compound annual rate (+1.9% in Spain).

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

Publishing

Our book publishing operations are subject to both general legislation applicable to book publishing as well as legislation regulating the publication of educational materials specifically applicable to textbooks. In addition, in Spain, Autonomous Community legislation (legislation by principal governmental bodies responsible for primary and secondary education, universities and higher education and other state-funded education) imposes various obligations on publishers of educational material and textbooks, and the legislation enacted in support of these functions is extensive. Should we breach any of our statutory obligations with respect to the publication of educational materials and textbooks, penalties could be imposed on us and our textbooks and other educational material could be declared unsuitable. Should the adoption of book lending in schools by the Spanish Autonomous Communities increase or should the funds they allocate to the acquisition of books be reduced (directly or through subsidies to families) the sale of textbooks and other educational material would be reduced. Uncertainty regarding the level to which Spanish Autonomous Communities adopt the educational reform fostered by the central Government could also lead to a decrease of sales and/or increase of expenses. Any of these developments could adversely impact our businesses, results of operations and financial condition.

Our operations in some Latin American countries subject us to certain risks.

For the year ended December 31, 2013 approximately 27.1% of our operating revenues and 67.5% of our Adjusted EBITDA was derived from operations in Latin America.

Various risks typical to investments in some Latin American countries with emerging economies could adversely affect our operations and investments in Latin America, the most significant of which include:

●	the possible devaluation of foreign currencies or introduction of exchange restrictions, or other restrictions imposed on the free flow of capital across borders;
●	the potential effects of inflation and/or the possible devaluation of local currencies, which could lead to equity deficits at our subsidiaries operating in these countries and require us either to recapitalize the affected subsidiaries or wind up the operations of any such affected subsidiary;
●	the potential for foreign government expropriation or nationalization of our foreign assets;
●	the potential for substantial changes in applicable foreign tax levels or the introduction of new foreign taxes or levies;
●	the possibility that foreign government impose legal restrictions to the establishing of prices or to the maximum margins companies may obtain.
●	the possibility of changes in policies and/or regulations affecting the economic climate or business conditions of the foreign markets in which we operate; and
●	the possibility of economic crises, economic instability or public unrest, which could have an adverse effect on our operations in those countries.

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

Although all of our companies maintain insurance policies with scope and coverage that we believe is consistent with industry practices, our business, financial condition or results of operations could be significantly adversely affected by any exposure to a significant uninsured risk, any incurrence of losses significantly exceeding our insurance coverage, or any considerable increase in our insurance premiums due to claims in any given year significantly exceeding the historical level of claims.

Furthermore, as our insurance policies are subject to annual renewal, we may not be able to renew our existing policies on similar or favorable terms and conditions, if at all.

We depend significantly on our pay television business and negative developments in this market could have an adverse effect on our results of operations.

In 2013, revenue from the Spanish pay television market through Canal+ accounted for 42.8% of our operating income. Our share of the total pay television market in Spain in terms of revenues is 68.4%, according to the Spanish Telecommunication Market Commission (CMT) 3Q report 2013. The growth and profitability of the Canal+ business are dependent on developments in the pay television industry as a whole, on changes in the film production and distribution industry, on evolution of consumer spending as well as on significant changes with regards to increases in VAT and changes in competitor strategy. In a context of increasing costs associated with the new exploitation model of football, growing competition in content acquisition and aggressive marketing strategies by certain operators, which offer free content under multi-element arrangements, falling subscriber revenues and rising costs necessarily increase the period of time required to capitalize those costs. This would have a negative impact on the Group's pay TV operating indicators and, therefore, on its results of operations and liquidity of the business, which might raise additional financing needs in the business.

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

Should the market for pay television suffer a downturn or a significant reduction in subscribers or ARPU (average revenue per user), or should the costs of attracting new subscribers or purchasing content further increase, this would adversely impact our results of operations and financial condition.

Our business depends on a number of third-party infrastructures and technological systems for the provision of services to subscribers and any breakdown thereof could interrupt those services.

Currently, Canal+ has contracts for the supply of satellite transmission services with the operators Hispasat, S.A. and Société Européenne des Satellites, S.A., or SES ASTRA. The provision by Canal+ of satellite television services depends on these supply contracts remaining in force. The revocation, termination or failure to renew these contracts could prevent Canal+ from providing its subscribers with satellite television services and could lead to an interruption in these services and adversely impact our businesses, results of operations and financial condition.

Our systems to operate and protect our digital activities may be insufficient to protect against service interruptions or fraudulent activities.

Our digital activities generated €87 million in revenues in 2013, a 43.8% increase over 2012.  Our digital activity depends on Internet Service Providers (“ISPs”), online service providers and our system infrastructure to allow users to access the sites we operate, as well as on technologies and network systems to handle transactions and user information securely over the Internet.  Significant system failures, including network, software or hardware failures, that cause a delay or interruption in access to our sites could have a material adverse effect on our results of operations and financial condition. Our security and network systems could also be tested and subject to attack by third parties seeking to commit fraud.  Any such attack could cause delay, interruption or financial loss, which could have a material adverse effect on our results of operations and financial condition.

Other risks

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

Supermajority voting provisions in our bylaws may have the effect of discouraging potentially interested parties from seeking to acquire us or otherwise influence the outcome of significant matters affecting our shareholders.

Without prejudice to the majorities required by  applicable law, our bylaws require a 69% supermajority shareholder vote to approve, among others, bylaw amendments, increases or reductions in our share capital, mergers and similar extraordinary transactions, as well as the winding-up and liquidation of the company and, in some cases, the election of directors not nominated by our board of directors.

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

History

The following are certain significant events in the development of Prisa:

1972

●	Prisa founded, but does not begin operations.

1976

●	El País first issue.

1980s

●	We acquire Cadena SER.

●	We acquire Cinco Días.

1990

●	Sogecable (later named Prisa Televisión and since the merger by acquisition approved in June 2013 know as Prisa), 25.0% owned by Prisa, is awarded a television license to operate Canal+, first experience of pay TV in the country.

1996

●	We acquire a controlling equity interest in AS and launch websites for El País, Canal+, AS and Cadena SER.

1997

●	Sogecable (currently Prisa) launches Canal Satélite Digital, Spain’s leading multi-channel digital direct-to-home platform.

1999

●	We expand our activities into the music market by founding Gran Vía Musical.

●	We acquire our equity interest in Caracol, S.A., or “Radio Caracol”—the largest radio group in Colombia—and create Participaciones de Radio Latinoamericana S.L., or “PRL,” through which we carry out our radio operations in Chile, Costa Rica, Panama, the United States and France.

2000

●	We launch our initial public offering and our shares begin trading through the Spanish stock market interconnection system.

●	We expand our activities to media advertising sales through the acquisition of GDM (currently Prisa Brand Solutions).

●	We expand our activities to book publishing and printing through Santillana and Dédalo, respectively.

2001

●	We establish audiovisual producer Plural Entertainment, to develop and produce audiovisual content.

●	We enter the radio market in Mexico through an agreement with Grupo Televisa A.B., or Televisa, to develop the radio market in Mexico, which involved the acquisition of a 50.0% equity interest in Sistema Radiópolis, S.A. de C.V., which is referred to as “Radiópolis.”

●	We acquire Editora Moderna Ltda., or “Editora Moderna,” in Brazil.

2002

●	We organize Grupo Latino de Radio S.A., or “GLR,” as a holding company to restructure our radio businesses in Latin America, and our equity interests in PRL, Radiópolis and Grupo Caracol are transferred to GLR.

2005

●	We enter the Portuguese media market through the acquisition of 100.0% of the equity of Vertix, which owns 33.0% of the equity of Media Capital.

2006

●	We increase our ownership interest in Sogecable (currently Prisa) to 42.9%.

●	We combined our ratio activities in Latin America and Spain into Unión Radio (currently Prisa Radio).

2007

●	We acquire all of the shares of Iberoamericana Radio Chile, S.A. through GLR Chile, Ltda.

●	We increase our ownership interest in Media Capital to 94.7%

2008

●	We acquire the remaining outstanding share capital of Sogecable (currently Prisa), increasing our ownership interest to 100%.

●	3i Group plc enters the shareholder structure of Unión Radio (currently Prisa Radio) with an 8.14% stake.

 2010

●	We sign an agreement (“Business Combination Agreement” or “BCA”) on March 5, 2010, with the US company Liberty Acquisition Holdings Corp (which had the legal form of a “special purpose acquisition company”), consolidated into a new text called the “Amended and Restated Business Combination Agreement”, in August 2010.

Under the Amended and Restated Business Combination Agreement, we carried out the following capital increases, which were approved by the extraordinary shareholders’ meeting of Prisa of November 27, 2010:

i)  Capital increase by issuance of 241,049,050 Class A ordinary shares, issued in exchange for a cash consideration with preemption rights implemented through warrants; and

ii) Capital increase by issuance of 224,855,520 Class A ordinary shares and 402,987,000 non-voting convertible Class B shares, issued by compensation in kind, which was subscribed by contribution of all common shares and warrants of Liberty Acquisition Holdings, Corp., once absorbed by its subsidiary, Liberty Acquisitions Holdings Virginia, Inc.

As a result of these capital increases we obtained €650 million in cash. After this transaction, the investors of Liberty Acquisition Holdings Corp become Prisa shareholders. At the same time, Prisa shareholders before November 23, 2010 are granted Prisa warrants. In connection with this transaction, we list our shares, in the form of American Depositary Shares, on the New York Stock Exchange. Our new shares start trading on the NYSE and on the Spanish stock exchanges in December, 2010. Our warrants are also traded on the Spanish stock exchanges.

●	We sell a 25% stake in Santillana to DLJ SAP Publishing Coöperatief, UA.

●	Through Prisa Televisión (formerly Sogecable), we sell a 44% stake in DTS to Telefónica (22%) and Telecinco (22%) for €976 million in cash, which is mainly used for debt amortization.

●	On December 28, 2010, Prisa Televisión sells 100% of Sociedad General de Televisión Cuatro, S.A. and subsidiaries to Gestevisión Telecinco, S.A. This sale is carried out through the subscription by Prisa Televisión of a 17.336% stake in Gestevisión Telecinco, S.A. in non-cash capital increase approved by the shareholders of Gestevisión Telecinco, S.A. in their general meeting held on December 24, 2010. The market value of this investment on subscription was €590 million. As a result of this transaction, we account for Gestevisión Telecinco, S.A. Group and subsidiaries using the equity method.

2011

●	We sell a 10% stake of Grupo Media Capital to PortQuay West I B.V., a company that is controlled by Miguel Paes do Amaral.

2012

·	We fully consolidate the financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries in the Group's accounts as from April 1, 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico becomes exercisable. In June 2012 we announce our decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

2013

·	We increased our stake in Grupo Media Capital by 10%, as a consequence of the reversal of the transaction recorded in 2011.

·	We sell press distribution activity.

·	Through Prisa Radio, we reached an agreement with 3i Group, plc for the acquisition of its shares in the company in treasury stock.

·	Merger by absorption of Prisa Television by Prisa[1].

Business areas

Our principal business operations are:

●	Audiovisual, which includes pay television, free-to-air television and television and film production;

●	Education, which includes the sale of general publishing, educational books and the services and materials related to the education system;

●	Radio, which includes the sale of advertising on our networks and, in addition, the organization and management of events and the provision of other supplementary services; and

1 All references to Prisa Televisión will be deemed as made to Prisa; on 31 July 2013 the public deed of merger by absorption between Prisa (as absorbing company) and Prisa TV (as absorbed company) was recorded at the Commercial Registry of Madrid. As a result of the merger, Prisa Televisión has been wound up without liquidation and a block transfer of its entire assets has been made to Prisa under universal succession.

●	Press, which includes the publishing of newspapers and magazines and the sale of advertising in such publications and printing.

We also sell media advertising and promote and produce musical events. We are the leader in Spain, and we believe we are one of the leaders in the Spanish-speaking world, in daily newspapers through El País, in radio through Cadena SER, and in education and publishing through Santillana. Through DTS and its digital platform, Canal+, we are also the leader in pay television in Spain. In specialized press, we are ranked second in sports press through AS and are ranked second in financial press through Cinco Días.

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

Capital expenditures and disposals

Our principal capital expenditures during the three years ended December 31, 2013 consisted of additions to property, plant and equipment and additions to intangible assets. In 2013, 2012 and 2011, we made capital expenditures of €153 million, €169 million and €218 million, respectively.

Year ended December 31, 2013

Our capital expenditure decreased by 9.5%% to €153 million in 2013 compared to €169 in 2012. This decrease was mainly due to lower investment in decoders and recurrent capex at Santillana partially offset by investments made for Santillana in education learning systems.

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

Financial Investments

Our principal financial investment in 2013 was the acquisition of various radio businesses in Portugal by Media Capital amounting to €1.7 million.

Recent Developments

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30%.  As a result, the right awarded by the shareholders agreement of DTS, Distribuidora de Televisión Digital, S.A. (DTS) to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS has been exercisable for a period of fifteen (15) calendar days which expired on March 12, 2014. Once the period expired, none of the abovementioned entities have exercised their right.

In March, 2014, Prisa, through its subsidiary Santillana de Ediciones Generales, S.L. (Santillana), has formalized an agreement with Penguin Random House Grupo Editorial, S.A. for the sale of its trade publishing business for a price of € 72 million. The transaction consists of the sale of Alfaguara and other Santillana’s literary brands in the 22 countries where it operates. It is excluded from the sale the division of publications catering to the education sector. The transaction will be completed once the necessary reviews and authorizations are obtained, and the price may be adjusted upward or downward.

In April, 2014, Prisa communicates that on behalf of a financing entity has proceeded to place a pack of 15,000,000 shares of Mediaset España Comunicación, S.A. (“Mediaset España”), representing 3.69% of the share capital of the said company, by commandment of Prisa, at a rate of 8.08 euros per share, which have been placed among qualified investors in an amount of €121.2 million in cash, resulting in a negative difference with the “book value” of €4.1 million. As a result of this placement, Prisa continues holding a participation of 55,534,898 shares of Mediaset España, representing 13.65% of the share capital of this company.

B.	Our Business

Our activities are organized into the following segments: Audiovisual, Education, Radio and Press. Additionally, we do business in other areas not part of these business segments including an advertising agency and real estate. Changes that have taken place in the Group structure include the sale of the Distribution business in September 2013, the integration of the Printing division (known as Dédalo) in the Press division since the beginning of 2013, the consolidation of the Magazines unit known as Meristation in the Press division since May 1, 2013, and the merger of Prisa TV with Prisa n on July 31, 2013.

Commencing on January 1, 2013 (inclusive) all Prisa TV transactions were for accounting purposes deemed to have been carried out by Prisa.

The following table describes our organizational structure by segment.

	Audiovisual		Education		Radio		Press
●	Canal+	●	Education	●	Radio in Spain	●	El País
●	Media Capital	●	General Publishing	●	International Radio	●	AS
●	Audiovisual Production			●	Gran Via Musical	●	Cinco Días
						●	Magazines
						●	Printing

The following table shows our revenues and assets, by business segment, for the previous three fiscal years (in thousands of euros, except for margins).

	Audiovisual (2)			Education (2)
	2013	2012	2011	2013	2012	2011
Revenue	1,357,593	1,259,845	1,241,185	738,298	733,654	720,393
Adjusted EBITDA (1)	78,418	233,167	234,694	170,951	184,190	170,198
Profit from operations	(25,949)	65,223	121,389	80,490	107,890	103,986
Adjusted EBITDA margin	5.8%	18.5%	18.9%	23.2%	25.1%	23.6%
Profit from operations margin	(1.9%)	5.2%	9.8%	10.9%	14.7%	14.4%
Total assets	2,741,728	2,986,065	3,033,287	619,644	614,668	573,677

	Radio (2)			Press (2)
	2013	2012	2011	2013	2012	2011
Revenue	342,882	342,416	376,772	282,487	314,594	390,012
Adjusted EBITDA (1)	54,770	54,319	51,605	17,043	(13,763)	40,047
Profit from operations	30,090	23,427	25,184	(0,171)	(52,647)	16,480
Adjusted EBITDA margin	16.0%	15.9%	13.7%	6.0%	(4.4%)	10.3%
Profit from operations margin	8.8%	6.8%	6.7%	(0.1%)	(16.7%)	4.2%
Total assets	473,384	520,201	533,020	236,566	259,717	345,208

	Other (2)(3)			Total (2)
	2013	2012	2011	2013	2012	2011
Revenue	4,434	14,183	(3,912)	2,725,694	2,664,692	2,724,450
Adjusted EBITDA (1)	(25,004)	(30,912)	(59,630)	296,186	427,002	436,914
Profit from operations	(885,527)	(318,946)	(302,775)	(801,067)	(175,054)	(35,736)
Adjusted EBITDA margin	—	—	—	10.9%	16.0%	16.0%
Profit from operations margin	—	—	—	(29.4%)	(6.6%)	(1.3%)
Total assets	2,632,610	3,281,362	3,393,332	6,703,932	7,662,013	7,878,524

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. We define “Adjusted EBITDA” as profit from operations, as shown on our financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets plus goodwill deterioration. We use Adjusted EBITDA as a financial measure to assess the performance of our businesses. We present Adjusted EBITDA because we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results.

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

(2)	2013 figures were impacted by items such as:
a) Redundancy expenses (€24.41 million) registered across all business units;
b) Revenues and expenses relative to the sponsorship of certain events are considered non- recurrent although the adjustment has no impact at EBITDA level. The impact at Revenue level is of €16.34 million and at expenses of the same amount (€16.34 million); and
c) Goodwill and other impairments of €853.91 million, of which €844.58 million corresponded to the Goodwill impairment of Canal+ (DTS, at Group level).

2012 Figures were impacted by items such as:
a) Redundancy expenses (€52.10 million) registered across all business units, compared to the €77.21 million reported as extraordinary impact in the previous accounts
b) a €54.37 million provision corresponding to an agreement signed with Cableuropa, S.A.U. (“ONO”) (the “ONO Agreement”), following which €54.37 million of the €108.75 million paid to ONO as a result of several lawsuits, were recovered by the Company, ending the litigation between Prisa and ONO. As a consequence of this deal, the Company registered an extraordinary €54.37 million provision in its P&L for the amount which has not been recovered (at Group level and Audiovisual);
c) Goodwill and other impairments of €305.28 million, of which €294 million corresponded to the Goodwill impairment of Canal+ (DTS, at Group level), €6 million to the deterioration of the music industry in general (impairment of RCM Música in Spain, in Radio and at Group level) and the rest to fixed asset value deterioration in International Radio (in Radio and at Group Level).

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

(3)	“Other” includes our digital platform and our advertising, real estate and corporate activities, and the eliminations and adjustments on consolidation. “Other” includes Dédalo, which is accounted for under global consolidation as from April 1, 2012. In 2013, Dédalo was integrated into the Press division.

In 2011, the Distribution business that was previously included in “Other” was integrated into the Press division until the sale of the activities as of September 2013.

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

In 2013, the Audiovisual segment accounted for 49.8% of our revenue and 26.5% of our adjusted EBITDA.

The table below sets forth the revenues of the businesses included in our Audiovisual segment (in thousands of euros, except for margins).

	Canal+ (1)			Media Capital
	2013	2012	2011	2013	2012	2011
Revenue (2)	1,166,171	1,067,854	996,022	181,716	184,319	224,356
Adjusted EBITDA (3)	28,023	181,116	157,323	39,073	41,831	38,952
Profit from operations (4)	(65,477)	83,646	69,396	29,402	29,692	16,840
Adjusted EBITDA margin	2.4%	17.0%	15.8%	21.5%	22.7%	17.4%
Profit from operations margin	(5.6%)	7.8%	7.0%	16.2%	16.1%	7.5%

	Other (5)			Total
	2013	2012	2011	2013	2012	2011
Revenue (2)	9,706	7,672	20,807	1,357,593	1,259,845	1,241,185
Adjusted EBITDA (3)	11,322	10,221	38,419	78,418	233,167	234,694
Profit from operations (4)	10,126	(48,115)	35,153	(25,949)	65,223	121,389
Adjusted EBITDA margin	116.7%	133.2%	—	5.8%	18.5%	18.9%
Profit from operations margin	—	—	—	(1.9%)	5.2%	9.8%

(1)	On May 7, 2013, we announced the plan for Prisa Televisión S.A.U. to be absorbed by Prisa (parent company and only shareholder), for its approval from by General Shareholders Meeting of 2013. The approval took place on June 22, 2013 and the absorption was effective from August 1, 2013. Since then Prisa Televisión is no longer part of the Audiovisual segment. In any case and in order to make the results of the Audiovisual segment comparable for the past 3 years, we have left Prisa Televisión in the Others segment of the Audiovisual segment.

(2)	In 2013 and 2012, Revenues were impacted by the revenues from the sponsorship of certain sports events, which increased the reported figures by €4.56 million in 2013 and €2.00 million in 2012. These sponsorships did not have an impact at EBITDA level.

(3)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

For 2013, 2012 and 2011, adjusted EBITDA is impacted by redundancy expenses that in 2013 amounted to €6.41 million, in 2012 to €1.9 million and in 2011 to €18.89 million.

(4)	In addition to the aforementioned items, Profit from operations for the Audiovisual division includes in 2012 the €54.37 million for the provision of the agreement with ONO, and in 2011 a goodwill impairment of €9.75 million that impacted Media Capital, but did not have an impact at the Group as it corresponded to the goodwill generated with an internal transfer of the investment in the Spanish audiovisual production company Plural.

(5)	“Other” includes adjustments and eliminations on consolidation. As explained above, “Other” includes Prisa Televisión, which merged with Prisa in 2013 to make the three years fully comparable.

Canal+

Founded in 1989, we believe Canal+ is Spain’s leading pay television. It is strongly differentiated from other offers in the Spanish market place given its premium sports content (including full coverage of Spanish football tournaments) and Hollywood films. Canal+’s other activities include the acquisition and management of audiovisual rights, audiovisual production, channel distribution and marketing.

Canal+ pioneered the introduction of high-definition, 3-D television (launched June 2010) and interactive services. The development of audiovisual products for new-generation media has driven Canal+ to begin creating products based on mobile telephony and the internet. Additionally, Canal+ in high definition is accessible to subscribers to the platform through iPlus, a technologically advanced set-top box through which high-definition broadcasts can be received and that can store up to 500GB of programs on its digital video recorder. Through its new brand Canal+ Yomvi, created in October 2011, Canal+ was also the first to allow the viewer to choose content at his own preferred time and through the device of his choice connected to the Internet (TV, computer, tablet or smartphone). In 2013 Canal+ Yomvi recorded more than 30.9 million downloads (PPV and Catch-up) and more than 498,000 users have accessed the platform.

Canal+ cooperates on an ongoing basis with technological suppliers with the objective of being at the forefront of service supply to its subscribers and customers. It has also signed an agreement with CISCO to provide iPlus decoders.

Canal+ has been operating as a television producer since its inception. It creates and operates several channels. Canal+ produces theme-based channels that deal with a wide variety of content. In 2013 the channels offered in Canal+ are as follows: Canal+ 1, Canal+ 1 HD, Canal+ 1… 30, Canal+ 2, Canal+ 2 HD, Canal+ 3D, Canal+ Acción, Canal+ Acción HD, Canal+ Comedia, Canal+ Comedia HD, Canal+ Dcine, Canal+ Dcine HD, Canal+ Deportes, Canal+ Deportes 2 HD, Canal+ Deportes HD, Canal+ Liga de Campeones, Canal+ liga de Campeones 2, Canal+ liga de Campeones 3, Canal+ Golf, Canal+ Liga, Canal+ Liga HD, Canal+ Toros, Canal+ Xtra, Canal+ Xtra HD, Canal+ Series, Caza y Pesca, Dcine Español and Sportmanía. Some of them in addition to being included in the Canal+ range of services, are marketed to cable and IPTV operators: C+1, C+Liga, C+Champions, Sportmania, Caza y Pesca, Dcine Español, C+ Toros and 40 TV.

Our premium sports content includes as of 2013 Tennis (Wimbledon, Roland Garros, ATP1000, ATP500), Football (Spanish League, UEFA Champions League, Premier League, BundesLiga Football, Liga Calcio, Argentine League), Golf (British Open, PGA European Tour, US PGA Tour, Ryder Cup, US Open, European Tour, Masters Augusta), Basketball (NBA, NCAA, Euroleague), Rugby ("6-Nations"), NFL American Football, Major League Baseball, NHL, Diamond League. Canal+ has exclusive agreements with: MGM, Dreamworks, 20th Century Fox, Paramount, Warner Bros International, Universal, Columbia Tristar, HBO, and Disney.

According to the Spanish Telecommunication Market Commission, or CMT, Canal+ is the leading pay television network in Spain. In 2013, Canal+ generated revenue of €1,166 million and profit from operations of a negative €65 million.

The number of Canal+ subscribers and the average monthly revenue per user, or ARPU, for each of 2013, 2012, and 2011 are as follows:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Satellite subscribers (DTH)	1,621	1,720	1,756
OTT subscribers	28	14	3
Wholesale distribution subscribers to Canal+1 (IPTV)	91	107	79
DTH ARPU (in euros)	42.7	42.6	41.1

During 2013, the number of net subscribers of Canal+ showed a negative performance. Satellite subscribers fell by 99,179, Wholesale subscribers fell by 16 thousand, both of which were partly compensated by the growth in OTT subscribers which in 2013 grew by 14 thousand.

In addition, the cancellation rate as of December 2013 was of 18.0% showing a strong deterioration compared to the previous two years (15.4% as of December 2012 and 13.6% as of December 2011). We believe this deterioration to be due to the weak economic environment, high unemployment rate, fall of private consumption in Spain and the impact of austerity measures undertaken (such as the VAT increase in September 2012).

Agreements with Jazztel, Telecable, Orange, ONO, Telefónica, Euskaltel, R, Mediapro-Gol T, Cablemel, Opencable and in mobile with Movistar and Orange, and in OTT with Jazztel and Vodafone for the sale of content have had a positive impact in the number of subscribers of Canal+.

Canal+ subscribers with iPlus set–top box increased from 2012 by close to 43,000, reaching 630,005 subscribers, which implied an increase of 7.3% and a penetration of 38.9% of all Satellite subscribers, which is the highest penetration and number of subscribers since its creation.

During 2013, the agreements signed by Canal+ on the exploitation of the football rights of both Spain and the Champions League have remained in place, providing Canal+ with what we believe to be the best football content offer in its history. These agreements are the one signed on August 2012 with Mediapro for the exploitation of Spanish football rights for the seasons 2012-2013, 2013-2014, and 2014-2015 and the Champions league rights acquired in 2011.

According to the agreement, Canal+ acquired: exclusive audiovisual rights for pay TV for Spain, of the Spanish Liga championship (first and second divisions) as well as the Copa del Rey championship, distribution to other pay TV operators: Telefónica, ONO, Orange, etc, exclusive rights on pay TV through all available technologies such as satellite, internet, cable, mobile, and exclusive rights for public spaces such as bars, hotels etc. On the other hand, through this agreement, Mediapro acquired from Canal+: audiovisual rights to distribute GolTV in pay DTT. Gol-T will broadcast the same 8 matches as Canal+ Liga (for these rights, Mediapro will pay Canal+ a variable amount with a guaranteed minimum), commercialization of international rights, and commercialization of the FTA match and summaries.

The agreement implied a restructuring of the commercialization of football content that took place in 2012, as a result of which, Canal+ distributes the football content through the following packages: In Canal+ 1, the best match (first choice with certain limitations) of each match day of the first division Liga championship (Liga BBVA), exclusively, 28 match days to include a Real Madrid or Barcelona match, the best match of the second division Liga championship (Liga Adelante), and the best match of each match day of the Copa del Rey. In Canal+ Liga, the following will be broadcast: 8 matches per match day, always a match with Real Madrid or Barcelona, with an increase in the amount of Real Madrid or Barcelona matches (from 37 to 46) and the rest of the Copa del Rey. Finally, Canal+ Yomvi has exclusive distribution through internet of the Liga championship matches (except the FTA match and summaries, which in any case has seen its quality fall).

Given the limited visibility and the uncertainty on the evolution of the Spanish pay TV market, the fall in consumption and the potential negative impact of the VAT increase on pay TV (from 8% to 21%), Canal+ has undertaken a strong commercialization effort by offering for free the Champions League to all Canal+1 and Canal+ Liga subscribers for the 2013/2014 season and auctioning the Champions League rights to a third party to compensate for part of the cost increase.

The impacts of this new agreement are as follows: Canal+ has what we believe to be the best football content offer of its history, which leads it to a unique strategic positioning. The content offered improves qualitatively as all the games of Real Madrid and FC Barcelona (as well as those from all teams participating in European championships) are broadcast through pay TV; there is an increase in the cost of football rights for Canal+ mainly due to the inflation derived from the agreements signed with the football clubs for the three seasons mentioned above, and an increase of price due to different commercialization which includes distribution to third parties and higher exclusivity.

To offset this increase, together with a growth on the subscriber base over time, the agreement includes several elements that should help compensate this increase in cost through: guaranteed revenues from the multi-distribution to third parties. Canal+ signed in 2012 agreements with most pay TV operators (Telefónica, ONO, Orange, Telecable, Euskaltel and R) to distribute Canal+ Liga through their platforms. These agreements included guaranteed minimums for Canal+, additional revenues from GolTV subscribers (DTT) based on a variable amount with a minimum guaranteed, additional revenues from the price increases from the new commercial offer, additional revenues from advertising and internet, and exclusive revenues from public spaces. Finally the new agreement implies the broadcasting of football content through all the months in the year. Revenues coming from both subscribers and third parties are also generated during 12 months and as a result, the allocation of revenues and expenses has been distributed throughout these same 12 months (correlation between revenues and expenses).

Media Capital

We believe Media Capital is the leading multimedia group in Portugal. According to GfK, Media Capital’s subsidiary, TVI, is Portugal’s leading free-to-air television channel in terms of audience. Media Capital also engages in audiovisual production and has a presence in radio, music and internet businesses.

In 2013, TVI accounted for 80% of Media Capital's total revenue. According to GfK, TVI maintained its leadership in Portugal with an average 24-hour audience share of 24.6% and 27.7% in prime time. TVI was confirmed for the ninth consecutive year as the most viewed channel in Portugal.

Education

The Education segment encompasses our publishing and educational activities through our publishing arm Santillana. In 2013, the Education segment represented 27.5% of our revenue and 57.7% of our adjusted EBITDA.

Santillana operates in more than 20 countries, and its activities cover a wide array of products ranging from the publishing of school textbooks and providing of educational services (by Santillana, Moderna, Santillana Compartir and UNO), the publishing of language teaching books (by Richmond, Santillana Français, Español Santillana and Santillana USA), general publishing (under the Alfaguara, Taurus, Suma, Aguilar, El País, Aguilar, Altea, Alamah, Alfaguara Infantil y Juvenil, Altea and Punto de Lectura) and distribution (by Itaca).

In 2013, 79.1% of Santillana’s total revenue came from Latin America (€584 million). The largest share came from Brazil (31.4% of Santillana’s 2013 revenue), and the second largest share came from Mexico (14.9% of Santillana’s 2013 revenue). Spain and Portugal represented 19.5% of total Santillana’s 2013 revenue.

Santillana has also continued working to incorporate new technologies in the development of content. The most relevant recent initiatives include:

·           Dynamisation of a teachers’ social networking site, IneveryCREA. This site, which is aimed at the entire Latin American K-12 teaching community, facilitates the exchange of ideas and the dissemination of best practices and classroom experiences.  It serves as a point of contact between the publisher and teachers by applying the most advanced web2.0 technology (semantic web, data structuring, linking of open source content).

·          The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market).  Both products join Santillana’s digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana’s new lines of strategic growth, Sistema UNO Internacional and Santillana Compartir.

·         In addition, work continues on developing digital-format educational materials and books for students and teachers. In nearly every country where it operates, the Group has moved to the forefront of this type of developments with its digital book becoming a standard bearer in the market.  Also, part of the Sistema UNO platform’s catalogue has been designed using iBooks author by Apple.

·        The General Editions Digital Catalogue has been further expanded for distribution through the Libranda digital distribution platform and through the major digital distributors. The digitization of General Editions content includes catalogues in Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

·         The maintenance and fostering of the “Tareas y Más” (Homework and More) website, which provides help for studying at home, received the award for the best "educational digital resource creation" at the SIMO Education trade fair.

·         The "Pupitre" (Desk) app received the TAP Innovation prize in the "children's apps" category.

Radio

The Radio segment encompasses our Spanish and international radio business activities (integrated under Prisa Radio (formerly Unión Radio)) and the promotion, production of musical events and the management of artists. In 2013, this segment accounted for 12.6% of our total revenue and 18.5% of our adjusted EBITDA. The Radio segment is divided into Radio in Spain, International Radio and other.

We believe that Prisa Radio is the largest Spanish-language radio group in the world with almost 28 million listeners and more than 1,200 proprietary and affiliated broadcasting stations, distributed in twelve countries: Spain, the United States, Mexico, Colombia, Costa Rica, Panama, Argentina, Chile, Guatemala, Ecuador, Paraguay and Dominican Republic. According to EGM in Spain, ECAR in Colombia and Ipsos in Chile, we are the leader in terms of audience in those countries. In Mexico and Argentina, Prisa Radio is third and fourth in audience share according to the INRA and IBOPE surveys, respectively. Based on these sources, Prisa main Radio’s market shares in 2013 were as follows: 41.3% in Spain, 46.9% in Chile, 37.2% in Colombia, 13.3% in Mexico and 9.8% in Argentina.

In the Digital area, Prisa Radio has 45 websites, with almost 16 million unique browsers per month and over 12 million downloads for mobile devices.

Prisa Radio is also involved in brand leveraging both in Spain and in Latam. Gestión de Marcas Audiovisuales, S.A., (or GEMA)  develops this business line in Spain, through initiatives such as Tarjeta 40 (credit card activities, agreements with financial entities), 40 Viajes, (travel activities, agreements with online travel agencies), Café 40, Arte 40, Discos Radio/El País and Acuerdos Coronita.

 The revenues for the past three years for the Radio segment are set forth below (in thousands of euros, except for margins):

	Radio in Spain (2)			International Radio
	2013	2012	2011	2013	2012	2011
Revenue	176,261	186,664	230,798	151,608	148,063	128,319
Adjusted EBITDA (1)	3,279	8,157	16,173	49,905	45,129	36,142
Profit from operations	(7,689)	(2,310)	(2,580)	37,615	32,226	29,594
Adjusted EBITDA margin	1.9%	4.4%	7.0%	32.9%	30.5%	28.2%
Profit from operations margin	(4.4%)	(1.2%)	(1.1%)	24.8%	21.8%	23.1%

	Other (3)			Total
	2013	2012	2011	2013	2012	2011
Revenue	15,013	7,689	17,655	342,882	342,416	376,772
Adjusted EBITDA (1)	1,586	1,034	(711)	54,770	54,319	51,605
Profit from operations	164	(6,488)	(1,829)	30,090	23,427	25,184
Adjusted EBITDA margin	7.1%	6.8%	(4.0%)	16.0%	15.9%	13.7%
Profit from operations margin	0.7%	(42.7%)	(10.4%)	8.8%	6.8%	6.7%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with, IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	Includes GEMA

(3)	“Other” includes the activities of Gran Vía Musical and eliminations and adjustments on consolidation.

Radio in Spain

In 2013, Radio in Spain represented 51.4% of the total revenue of the Radio segment, or €176 million (down 5.6% from 2012). Most of the revenue from this area is obtained from advertising. According to Infoadex, our Radio segment has a 41.3% market share in Spain.

In Spain, Prisa Radio’s flagship general interest network is Cadena SER. Prisa Radio, through its 528 proprietary and affiliated stations, also has five music networks: 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM.

According to the 2013 final EGM survey, “Cadena SER”, with 4,564,000 users, maintains its leadership position in 24 hours. “40 Principales”, that reached 3,616,000 listeners, is also the leading music radio in Spain.

According to the final EGM survey for 2013, the audience of our networks was as follows (in thousands of listeners):

	2013	2012
Cadena SER, general interest	4,564	4,914
40 Principales	3,616	3,844
Dial	2,177	2,444
Máxima FM	754	836
M80	551	559
Radiolé	481	493
Total	12,143	13,090

International Radio

International radio revenue represented 44% of Prisa Radio’s total revenue and amounted to €151 million in 2013 (up 2.4% from 2012).

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

In Mexico, Prisa Radio operates through Radiópolis, which is 50% owned by Televisa.

The 40 Principales global format is also broadcast in Panama, Costa Rica, Chile, Argentina, Colombia, Guatemala, Ecuador, Dominican Republic, Paraguay and Mexico.

We believe Radio Caracol is one of the best recognized stations in Latin America and, according to the ECAR’s fourth survey for 2013, the leader of talk radio in the Colombian radio market in terms of audience.

According to Ipsos survey, we are also leaders in terms of audience in Chile.

Other

Gran Vía Musical focuses on promoting and producing musical events and tracking the progress of performing artists through Planet Events, and also includes the performing artists’ agency RLM, which manages popular performers such as Alejandro Sanz.

In 2013, approximately 277,000 spectators attended the 84 events organized by Planet Events: e.g. Violetta, DCode Festival, Premios 40 Principales, Pablo Alborán, Eros Ramazzotti, Franco Battiato, Duncan Dhu, etc.

It also develops other related business lines like merchandising (through Merchandising On Stage), publishing rights through our subsidiaries Nova and Lyrics & Music, and the music channel 40TV, a natural extension of the Top 40 music brand 40 Principales in television.

Additionally, Gran Vía Musical is extending its activities to the digital business: it holds a 50% stake in My Major Company Spain, focused on launching new artists through a crowd funding platform.

Also, during 2013 Gran Vía Musical has been immersed in the development of a streaming music services platform (Yesfm).

Press

In 2013, the Press segment represented 10.4% of our operating income and a 5.8% contribution to adjusted EBITDA. The Press segment includes the leading Spanish newspaper El País, the sports newspaper AS, the financial newspaper Cinco Días and the magazine business, which includes among other titles, Cinemanía, the Spanish version of Rolling Stone, Claves de la Razón Práctica, Car and the new launching of Icon.

The Press segment has made a significant effort to incorporate and adapt the most innovative technologies to content distribution of its main brands. In this sense, we have made new developments in the editorial systems of the newspapers, both in the on-line and off-line versions.

The following table details the revenues from each of the activities within the Press segment (in thousands of euros, except for margins):

	El País			AS
	2013	2012	2011	2013	2012	2011
Revenue	192,834	205,056	255,265	60,329	65,809	75,154
Advertising	78,804	82,948	107,556	18,923	19,103	20,358
Circulation	82,421	97,184	111,265	33,867	40,159	46,227
Other	31,609	24,924	36,444	7,840	6,547	8,569
Adjusted EBITDA(1)	5,741	(21,797)	20,551	9,391	11,829	16,264
Profit from operations	(2,020)	(54,542)	8,925	8,023	8,122	14,277
Adjusted EBITDA margin	3.0%	(10.6%)	8.1%	15.6%	18.0%	21.6%
Profit from operations margin	(1.0%)	(26.6%)	3.5%	13.3%	12.3%	19.0%

	Cinco Días
	2013	2012	2011
Revenue	12,935	12,607	15,448
Advertising	7,241	6,711	8,111
Circulation	5,007	5,593	5,841
Other	687	303	1,496
Adjusted EBITDA(1)	306	(1,789)	58
Profit from operations	38	(2,858)	(542)
Adjusted EBITDA margin	2.4%	(14.2%)	0.4%
Profit from operations margin	0.3%	(22.7%)	(3.5%)

	Other (2)			Total
	2013	2012	2011	2013	2012	2011
Revenue	16,389	31,122	44,145	282,487	314,594	390,012
Adjusted EBITDA (1)	1,606	(2,006)	3,174	17,043	(13,763)	40,047
Profit from operations (3)	(6,213)	(3,369)	(6,180)	(171)	(52,647)	16,480
Adjusted EBITDA margin	9.8%	(6.4%)	7.2%	6.0%	(4.4%)	10.3%
Profit from operations margin	(37.9%)	(10.8%)	(14.0%)	(0.1%)	(16.7%)	4.2%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes magazines, printing and eliminations and adjustments on consolidation. Printing (Dédalo) is included in the Press segment since the beginning of 2013. Prior to that and since April 2012 it was integrated through Global consolidation at Group Level; and prior to April 1, 2012, it was integrated through equity consolidation. Up to 2013 it also includes Distribution which was classified as discontinued operations in the beginning of 2013 and then sold in September of the same year.

(3)	The Profit from operations for the Press division includes in 2013 a €3.31 million impairment of assets, in 2012 it includes a €19.67 million asset value depreciation for the Pressprint assets in Barcelona, and in 2011 a goodwill impairment of €7.75 million, which corresponds to the goodwill generated with the internal transfer of the participation in Portuguese magazines. Both of these impact the segment but do not have an impact at Group level.

El País

According to Oficina de Justificación de la Difusión, or OJD, El País has, for the last 33 years, been the Spanish daily newspaper with the highest circulation in Spain. El País represented 68.3% of total Press revenue in 2013 and had a positive contribution to the segment’s profit from operations. In 2013, El País had an average daily circulation of 292,226 copies and an average circulation on Sundays of 391,711 copies. Also according to OJD, El País held a 30.5% share of the circulation of the major Spanish national newspapers. According to the final EGM survey for 2013, El País confirmed its leadership position among paid newspapers with an average of 1,812,000 daily readers. According to ComScore ElPaís.com ended the month of December, 2013 as leader in terms of audience, with nearly 14 million unique users worldwide, out of which 7.6 million were from Spain. In 2013, El País’s revenue was €193 million, of which advertising accounted for 40.9%, amounting to €79 million (down 5.0% from 2012).

AS

The AS sports newspaper represented 21.4% of Press revenue in 2013 and had a positive contribution to profit from operations. According to OJD, AS had an average daily circulation of 158,164 copies. According to the final EGM survey for 2013, the number of AS readers increased in 2013 to total 1,346,000 daily readers.

AS has been able to adapt its business model to the current movement from print media to digital media and has been successful in generating online revenue. In 2013 according to ComScore, AS had 9.3 million unique users.

In 2013, AS’s revenue amounted to €60 million (down 8.3% from 2012), of which 56% was obtained from circulation.

Cinco Días

Cinco Días attained an average daily circulation of 28,911 copies in 2013 according to OJD. According to the final EGM survey for 2013, Cinco Días achieved a readership figure of 72,000 per day.

 Other

—Magazines Business

We carry on our Magazines business through Promotora General de Revistas S.A., or Progresa, publishing both its own magazines and those of third parties. We believe it is the leading publisher in terms of number of copies, with more than 30 titles in the Spanish market. Its principal titles include most notably: Cinemanía, Rolling Stone (Spain), Claves de la Razón Práctica, Car and the new launching of Icon. It also publishes the Wine Yearbook.

 The revenues of the Magazine business for the past three years are below:

	Magazines
	2013	2012	2011
	(thousands of euros)
Revenue	17,970	23,053	32,006
Adjusted EBITDA(1)	(1,353)	(2,347)	2,205
Profit from operations	(2,529)	(2,952)	(6,360)
Adjusted EBITDA margin	(7.5%)	(10.2%)	6.9%
Profit from operations margin	(14.1%)	(12.8%)	(19.9%)

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

Principal Markets

Geographical markets

In 2013, we generated 65.6% of our revenue in Spain and 34.4% of our revenue outside of Spain. 64.1% of revenue from outside of Spain was generated by the Education business, 19.4% by Media Capital and the remainder mainly by international radio.

The following table sets forth, by geographical market, our revenue in the last three years:

	Geographical Source of Revenue
	2013	2012	2011
	(thousands of euros)
Spain	1,788,443	1,750,245	1,846,537
International	937,281	914,448	877,913
Total revenues	2,725,694	2,664,692	2,724,450
% Spain	66%	66%	68%
% International	34%	34%	32%

Pay television market in Spain

In 2013, our pay television revenue from Canal+ amounted to €1,166 million, accounting for 42.8% of our total revenues (40.1% in 2012). The pay television market in Spain is currently made up of satellite, cable and internet operators. As of September 30, 2013 (latest public report available) there were approximately 3.7 million pay television subscribers in Spain (4.2 million in 2012).

Canal+ leads this segment, with a market share of 44.1% for the first nine months of 2013 (41.0% in the same period of 2012) based on the number of subscribers and of 68.4% based on revenue (60.6% in the same period of 2012), as detailed below:

Total subscribers on average for the first nine months of 2013: approx. 3.7 million	Total revenue of pay TV in Spain in the first nine months of 2013: €1,268 million

Source: Spanish Telecommunication Market Commission (CMT) 3Q Report 2013

Education market

Textbooks

The following table shows, by country, for the 2013 textbook sale season, the size of the market (including all children in formal education, from kindergarten to secondary education) and the target market of Santillana (schools where direct promotional work is carried out), all in thousands of students, and the market share of Santillana (excluding government purchases and sales of learning systems).

Country	Market Total	Target Market	Santillana Market Share (of Target Market)

Spain	6,610	6,610	19.3%
Portugal	1,500	1,287	7.1%
Mexico	27,863	2,235	17.4%
Argentina	9,915	2,150	27.6%
Chile	3,790	328	38.8%
Colombia	10,862	1,311	17.2%
Peru	7,735	1,027	26.9%
Dominican Republic	2,185	419	61.2%
Ecuador	4,028	704	23.9%
Costa Rica	898	102	37.2%
Panama	842	136	50.8%
Guatemala	3,548	636	27.5%
El Salvador	1,792	221	52.3%
Honduras	2,265	214	40.9%
Bolivia	2,895	256	28.3%
Paraguay	1,593	180	21.7%
Puerto Rico	709	134	23.4%
Uruguay	429	72	48.6%
Venezuela	6,789	1,313	39.2%
Brazil	49,795	5,255	19.9%
Total	146,041	24,589

Source: Prisa internal estimates, excluding USA. Note Ecuador, Puerto Rico, Dominican Republic and Venezuela data corresponds to 2012

In the textbook market, Santillana has a catalogue of 17,800 titles. The publishing of textbooks generated revenues of €489 million in 2013 (66% of the total revenue of the business unit).

Based on our internal estimates, we believe that Santillana is the leader among the private textbook publishing companies in all the countries in which we operate, except for Portugal (where it is third behind the Porto and Leya Groups).

Santillana competes with local companies or groups, on the one hand, and with a small number of international publishing groups, on the other hand (SM, Macmillan, Anaya, Norma and Pearson, for example).

We estimate that in Spain the market share of Santillana is 19.3%, while Anaya has 14.8% and SM has 12.2%.

In Brazil, Santillana has had a presence since 2001 through Editora Moderna. Since 2001 its market share has increased significantly in both the private-sector and the public-sector market. We estimate the share in the Brazilian public-sector market is currently 20.1%.

General interest books

Santillana has a catalogue of over 17,200 titles in the general publishing area and generated revenue of €135 million in 2013 (18.3% of the total revenue of the business unit).

In Spain, Santillana, Planeta and Random House (Bertelsmann) lead the market. In Brazil, the market is led by local groups such as Sextante, Record, and Intrinseca.

Language teaching books

Santillana produces materials for the teaching of English, French and Spanish, with a catalogue of over 4,000 titles and revenues of €90 million in 2013, representing 12.2% of the total revenues of the business unit.

Santillana’s Languages segment covers English (85% of sales), French (8% predominantly in Spain) and Spanish (7% predominantly in Brazil). Latin America represents 79% of the sales of Santillana’s Language segment, Spain 19% and the rest of the world, 2%.

The materials for teaching English are published under the Richmond brand. We believe that Richmond is the overall market leader in Latin America in ELT (English Language Teaching) in the private schools market and a major player in the state schools market. In Spain, we believe Richmond is in fourth place with a 8.8% market share, behind leaders Oxford University Press, Macmillan and Burlington; we believe Santillana Français is the leader in the Spanish market of teaching French as a foreign language, with a 40.7% market share.

Advertising market

The following table sets forth advertising expenditures in Spain, by segment, for 2013, 2012 and 2011, together with the year-over-year percentage changes.

	Advertising Expenditure in Spain			Annual Change
	2013	2012	2011	Change 13/12	Change 12/11
	(thousands of euros)
Press	701,600	818,300	1,034,100	(14.2%)	(20.9%)
Magazines	253,900	313,700	381,100	(19.1%)	(17.7%)
Television	1,703,400	1,815,300	2,237,200	(6.2%)	(18.9%)
Radio	403,600	453,500	524,900	(11.0%)	(13.6%)
Cinema	20,200	22,500	25,800	(10.1%)	(12.8%)
Outside	282,000	326,300	394,800	(13.6%)	(19.0%)
Internet	896,300	880,500	899,200	1.8%	(2.1%)
Total	4,261,000	4,630,100	5,497,100	(8.0%)	(15.8%)

Source: Infoadex

In 2013, our advertising revenue in Spain amounted to €296 million, representing a market share of 6.9% (14.9% in press and 41.3% in radio).

The following table sets forth advertising expenditures in Portugal, by segment, for 2013, 2012 and 2011, together with the year-over-year percentage changes.

	Advertising Expenditure in Portugal			Annual Change
	2013	2012	2011	Change 13/12	Change 12/11
	(millions of euros)
Press	113	124	129	(9.2%)	(3.8%)
Magazines	123	136	136	(9.2%)	(0.3%)
Television	230	241	230	(4.4%)	4.8%
Radio	78	82	75	(4.1%)	8.9%
Cinema	10	10	11	(3.2%	(5.7%)
Outside	102	107	112	(4.6%)	(5.0%)
Internet	27	26	22	5.6%	15.9%
Total	684	726	716	3.3%	1.4%

Source: 2013- Informa Telecom&Media- PricewaterhouseCoopers LLP

In Portugal, our advertising revenue is obtained mainly from TVI. In 2013, we generated €103 million in advertising revenue in Portugal.

The following table sets forth advertising expenditures in Latin America, by segment, for 2013, 2012 and 2011, together with the year-over-year percentage changes.

	Advertising Expenditure in Latin America			Annual Change
	2013	2012	2011	Change 13/12	Change 12/11
	(millions of euros)
Press	3,938	3,862	3,276	2.0%	17.9%
Magazines	1,425	1,365	1,165	4.4%	17.1%
Television	11,808	11,525	9,749	2.5%	18.2%
Radio	1,440	1,339	1,151	7.5%	16.3%
Cinema	167	164	140	1.9%	17.2%
Outside	1,152	1,102	963	4.6%	14.4%
Internet	1,825	1,516	1,079	20.3%	40.5%
Total	21,754	20,872	17,524	3.3%	19.1%

Source: Informa Telecom&Media- PricewaterhouseCoopers LLP

In Latin America, our advertising revenue is mainly obtained from our radio business. In 2013, we generated €144 million in advertising revenue in Latin America.

Newspaper sales market

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the general press segment for 2013, 2012 and 2011.

	Circulation of National Newspaper Number of Daily Copies			Market Share (%)
	2013	2012	2011	2013	2012	2011
El País	292,226	324,814	365,118	30.5%	29.5%	26.4%
Mundo	173,507	206,007	252,770	18.1%	18.7%	18.3%
ABC	140,026	171,970	221,351	14.6%	15.6%	16.0%
La Razón	85,267	90,902	103,789	8.9%	8.3%	7.5%
La Vanguardia	152,320	172,263	190,033	15.9%	15.7%	13.8%
El Periódico	101,053	107,512	119,374	10.6%	9.8%	8.6%
Público	0	0	87,058	___	___	6.3%
La Gaceta	12,163	26,954	41,196	1.3%	2.4%	3.1%
Total	956,562	1,100,421	1,380,689	100%	100%	100%

Source: OJD

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the sports press segment for 2013, 2012 and 2011.

	Circulation of Sports Newspaper Number of Daily Copies			Market Share (%)
	2013	2012	2011	2013	2012	2011
Marca	183,001	214,522	244,456	38.3%	38.8%	38.7%
AS	158,164	180,014	198,758	33.1%	32.6%	31.5%
Mundo Deportivo	71,220	81,419	95,907	14.9%	14.7%	15.3%
Sport	65,162	76,638	91,753	13.6%	13.9%	14.5%
Total	477,547	552,592	630,874	100%	100.0%	100.0%

Source: OJD

The following table sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the financial press segment for 2013, 2012 and 2011.

	Circulation of Financial Newspaper Number of Daily Copies			Market Share (%)
	2013	2012	2011	2013	2012	2011
Expansión	30,381	33,878	37,495	39.8%	39.7%	41.5%
Cinco Días	28,911	31,120	31,327	37.8%	36.5%	34.7%
El Economista	17,127	20,326	21,574	22.4%	23.8%	23.9%
Total	76,419	85,324	90,396	100%	100%	100%

Source: OJD

As of December 31, 2013, the combined market share of El País, AS and Cinco Días was 31.7% of the newspaper market in Spain.

The percentage change in the circulation of press in Spain from 2012 to 2013, based on a December 2013 report published in the “Observatorio de la Prensa” of Deloitte and AEDE, is as follows:

·	General press: -11.10%

·	Sports press: -13.56%

·	Financial press (paid): -9.98%

·	Total press: -11.57%

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations for Years Ended December 31, 2013, 2012, and 2011

	Grupo Prisa			Audiovisual
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	296,186	427,002	436,914	78,418	233,167	234,694
Depreciation & amortization charge	(188,238)	(187,998)	(171,331)	(90,858)	(100,537)	(95,515)
Change in allowances, write downs and provisions	(46,413)	(100,196)	(45,171)	(13,213)	(67,575)	(8,036)
Impairment losses of assets	(15,518)	(12,580)	(3,204)	(295)	168	(4)
Impairment losses of goodwill	(847,084)	(301,282)	(252,944)	0	0	(9,750)
Profit from operations	(801,067)	(175,054)	(35,736)	(25,949)	65,223	121,389
	Education			Radio
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	170,951	184,190	170,198	54,770	54,319	51,605
Depreciation & amortization charge	(60,157)	(51,426)	(44,816)	(12,908)	(13,856)	(14,664)
Change in allowances, write downs and provisions	(23,725)	(21,493)	(18,205)	(5,791)	(5,023)	(11,757)
Impairment losses of assets	(6,579)	(3,381)	(3,191)	(3,481)	(4,120)	0
Impairment losses of goodwill	0	0	0	(2,500)	(7,893)	0
Profit from operations	80,490	107,890	103,986	30,090	23,427	25,184

	Press			Other
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	17,043	(13,763)	40,047	(24,996)	(30,911)	(59,630)
Depreciation & amortization charge	(10,276)	(10,216)	(9,915)	(14,039)	(11,963)	(6,421)
Change in allowances, write downs and provisions	(3,496)	(6,133)	(5,907)	(188)	28	(1,266)
Impairment losses of assets	(3,442)	(22,535)	(7,745)	(1,721)	17,288	7,737
Impairment losses of goodwill	0	0	0	(844,584)	(293,389)	(243,194)
Profit from operations	(171)	(52,647)	16,480	(885,527)	(318,947)	(302,774)

Businesses in the Audiovisual segment

	Canal+			Media Capital
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	28,023	181,116	157,323	39,073	41,831	38,952
Depreciation & amortization charge	(80,270)	(85,799)	(80,487)	(9,396)	(11,496)	(11,800)
Change in allowances, write downs and provisions	(12,971)	(11,874)	(7,441)	(238)	(608)	(558)
Impairment losses of assets	(259)	203	0	(36)	(34)	(4)
Impairment losses of goodwill	0	0	0	0	0	(9,750)
Profit from operations	(65,477)	83,646	69,395	29,402	29,692	16,840

	Other
	2013	2012	2011
	(thousands of euros)
Adjusted EBITDA	11,322	10,220	38,419
Depreciation & amortization charge	(1,192)	(3,242)	(3,228)
Change in allowances, write downs and provisions	(4)	(55,093)	(37)
Impairment losses of assets	0	(1)	0
Impairment losses of goodwill	0	0	0
Profit from operations	10,126	(48,115)	35,154

Businesses in the Radio segment

	Radio in Spain			International Radio
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	3,279	8,157	16,173	49,905	45,129	36,142
Depreciation & amortization charge	(8,148)	(8,209)	(8,905)	(4,337)	(5,303)	(4,658)
Change in allowances, write downs and provisions	(2,820)	(2,258)	(9,848)	(2,933)	(2,600)	(1,889)
Impairment losses of assets	0	0	0	(3,520)	(4,000)	(1)
Impairment losses of goodwill	0	0	0	(1,500)	(1,000)	0
Profit from operations	(7,689)	(2,310)	(2,580)	37,615	32,226	29,594

	Other
	2013	2012	2011
	(thousands of euros)
Adjusted EBITDA	1,586	1,033	(710)
Depreciation & amortization charge	(423)	(344)	(1,101)
Change in allowances, write downs and provisions	(38)	(165)	(20)
Impairment losses of assets	39	(120)	0
Impairment losses of goodwill	(1,000)	(6,893)	0
Profit from operations	164	(6,489)	(1,831)

Businesses in the Press segment

	El País			As
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	5,741	(21,797)	20,551	9,391	11,829	16,264
Depreciation & amortization charge	(6,130)	(8,615)	(8,213)	(450)	(698)	(608)
Change in allowances, write downs and provisions	(1,617)	(3,578)	(3,413)	(901)	(1,399)	(1,379)
Impairment losses of assets	(14)	(20,551)	0	(17)	(1,609)	0
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	(2,020)	(54,541)	8,925	8,023	8,123	14,277

	Cinco Días			Other
	2013	2012	2011	2013	2012	2011
	(thousands of euros)			(thousands of euros)
Adjusted EBITDA	306	(1,789)	58	1,605	(2,006)	3,174
Depreciation & amortization charge	(137)	(310)	(285)	(3,559)	(593)	(809)
Change in allowances, write downs and provisions	(124)	(384)	(315)	(854)	(772)	(800)
Impairment losses of assets	(6)	(375)	0	(3,405)	0	(7,745)
Impairment losses of goodwill	0	0	0	0	0	0
Profit from operations	38	(2,858)	(542)	(6,213)	(3,371)	(6,180)

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

Legal Framework Governing Television Services in Spain

Terrestrial Television Regulation

Concessions and licenses.

According to past legislation, in order to provide terrestrial, over-the-air television, a service provider was required to obtain a concession under Private Television Law 10/1988, of 3 May (referred to herein as the “Private Television Law”). Prisa Televisión was the holder of an administrative concession granted by a Resolution of the Cabinet on August 25, 1989, which was later amended and extended. Such license and related rights were transferred to Gestevisión Telecinco, S.A. (“Telecinco”) as part of the corporate transactions made at the end of 2010 whereby Prisa sold its free-to-air channel Cuatro to Telecinco and Prisa and, through its affiliate Prisa Televisión (currently Prisa, as a result of the merger by absorption explained in  Item 4, section A- Our History and Development- of this report), acquired an equity stake of 17.34% in Telecinco. In addition, Telecinco and Telefónica each acquired a 22% stake in DTS our affiliate that operates the digital pay TV platform “Canal+.”

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

Law 8/2009 of 28 August, related to the funding of Corporación de Radio y Televisión Española (“RTVE”), establishes certain public service obligations, in addition to those contained in Law 17/2006 of 5 June and prohibits RTVE from obtaining income from advertising or teleshopping activities, in any of their various forms, including sponsorship and media trading of products and programs. Therefore, beginning January 1, 2010, RTVE and its companies that provide public television service may not broadcast any advertising or teleshopping. Additionally, according to Law 8/2009, national television service providers (including over-the-air and satellite television) must contribute to the financing of RTVE by means of an annual contribution ranging from 1.5% through 3% of their global revenues.

Restrictions on ownership.

The provisions included in the Private Television Law concerning limitations on the ownership of a significant interest (a direct or indirect interest of 5% or more of the capital or voting rights associated with the company’s shares) in various television services providers, have been changed by the new GAC Law. Pursuant to the GAC Law, individuals or legal entities are authorized to hold shares or voting rights simultaneously in different television services providers. However, certain limitations apply to national television services providers:

(i) No individual or legal entity is allowed to acquire a significant interest in more than one national television services provider, unless the average audience of all the channels of the national television services providers involved, taken as a whole, do not exceed 27% of the total audience in the 12 consecutive months prior to the acquisition.

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

There were no restrictions on the number of operators or limitations on ownership interests held by the same person in the capital or voting rights of more than one company providing such services. No authorization was required for the transfer of shares in companies authorized to provide satellite television services. DTS, a subsidiary of Prisa, has the necessary authorizations received by the Spanish Telecommunication Market Commission (the “CMT”) to provide satellite television services.

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

The GAC Law also establishes certain restrictions and limitations regarding advertising, sponsorship and product placement and includes provisions related to programming publication and electronic programming guides. The GAC Law also contains certain provisions concerning minors and disabled people; in this sense, the GAC Law prohibits the free-to-air broadcasting of pornographic and violent content, and any other content that may affect physical, moral or mental development of minors must only be broadcast from 10:00 p.m. to 6:00 a.m. Similar restrictions are applicable on games of chance and esoteric programming.

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

According to the GAC Law, the Spanish government approved on July 2011 the technical plan of integral digitalization of terrestrial radio broadcasting services in order to improve the migration to digital technology.

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

Legal Framework Governing the Publishing Business in Spain

Our publishing business in Spain is principally carried out through our subsidiary, Santillana, which is subject to both Law 10/2007 of 22 June, 2007 (the “Book Law”), regarding reading, books and libraries, as well as the provisions on textbooks contained in the applicable rules on education both under Organic Law 2/2006 of 3 May as amended by the Organic Law 8/2013 of 9 December, 2013, which came into force on 30 December 2013, governing education and autonomous government rules on the matter.

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

Free textbook systems.

Autonomous communities have implemented systems aimed at ensuring the availability of free textbooks used in compulsory education (primary and secondary). Certain authorities have opted to provide direct subsidies to parents using so-called “book vouchers,” whereas others have preferred to implement systems where the educational establishments, supported by public funds, are the owners of basic or compulsory education books and lend them to students. At the end of the academic year, the student must return the book to the teaching establishment in suitable condition for reuse. The promotion of such sort of free lending systems within the educational establishments, supported by public funds, has been also included in the new Organic Law 8/2013 of December 9, 2013 on its Additional Provision Fifth.

Legal Framework Governing Television Service in Portugal

Similarly to Spain, the Portugal television industry is subject to significant regulation requiring authorization to provide the service, the conditions for the renewal, transfer and ownership of such authorization, the schedule and content of programming and the schedule and maximum times that commercials may be broadcast.

Terrestrial Television Regulation

Television broadcasters such as our subsidiary TVI are governed by Law 27/2007 of 30 July, 2007 which incorporates Council and Parliament Directive 2007/65/EC (the “Television Law”) concerning broadcasting activities into Portuguese law. This directive was recently amended as described in “Spanish Television Regulation” regarding advertising placement and broadcasts.

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

Appendix I to our consolidated financial statements contains details regarding the main companies composing the Prisa group of companies (by business unit), indicating, as of December 31, 2013, each company’s registered name, country of incorporation or residence and the proportion of our ownership interest in the company.

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

Details of the cost of our property, plant and equipment and of the related accumulated depreciation and impairment losses recognized for 2013, 2012 and 2011 are as follows:

	For the Years Ended December 31,
	2013	2012	2011
	(thousands of euros)
Property, plant and equipment	262,091	296,419	307,441
Land and buildings	112,297	113,433	92,813
Plant and machinery	499,259	529,581	477,529
Digital set-top boxes and cards	320,383	330,989	363,274
Other items of property, plant and equipment	136,096	134,916	120,875
Advances and property, plant and equipment in the course of construction	2,354	2,066	3,664
Accumulated depreciation	(772,910)	(780,641)	(739,602)
Impairment losses	(35,388)	(33,925)	(11,112)

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

The most significant buildings are the registered offices of Santillana and Radio in Latin America, Media Capital in Portugal and Dédalo Grupo Gráfico, S.L. in Spain

Plant and machinery

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

At December 31, 2013, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to €84 million (December 31, 2012: €90 million).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2013 and 2012 is as follows (in thousands of euros):

	12/31/13			12/31/12
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	85,859	(29,177)	56,682	90,542	(26,212)	64,330
Plant and machinery	9,008	(6,654)	2,354	8,502	(4,885)	3,617
Other items of property, plant and equipment	38,911	(13,765)	25,146	26,863	(4,989)	21,874
Total	133,778	(49,596)	84,182	125,907	(36,086)	89,821

“Other items of property, plant and equipment” mainly include hardware for the users of learning systems of Santillana under financial leases.

The breakdown of the value of the purchase option, the amount of payments made in the year and the nominal value of outstanding payments in 2013 is as follows (in thousands of euros):

			Nominal value of outstanding payments
	Value of purchase option	Amount of payments made in the year	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Digital set-top boxes and cards	-	27,331	21,202	14,000	7,202	-
Plant and machinery	37	797	2,448	916	1,530	2
Other items of property, plant and equipment	19,715	3,281	27,243	10,996	16,247	-
Total	19,752	31,409	50,893	25,912	24,979	2

On June 15, 2011, and for a period of five years, DTS signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of $80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with DTS to become the exclusive supplier of the set-top boxes required, over the next five years, for the Company’s line of business. The detail of these agreements at December 31, 2013 is as follows (in thousands of euros):

Cost	Purchase option	Contract Duration (months)	Period elapsed (months)	Amount of payments made in the year	Outstanding payments
43,427	-	36	31	13,098	3,275
12,631	-	36	29	4,592	2,296
1,742	-	36	28	633	317
3,207	-	36	27	1,166	874
3,476	-	36	26	1,264	948
3,476	-	36	25	1,264	948
1,717	-	36	24	626	624
586	-	36	18	213	319
1,707	-	36	16	621	931
408	-	49	20	114	256
2,163	-	49	19	605	1,512
2,830	-	49	17	791	1,979
2,397	-	49	16	670	1,844
905	-	49	15	253	696
521	-	49	12	146	437
1,213	-	49	12	339	1,018
3,023	-	49	11	846	2,537
430	-	49	10	90	391
85,859				27,331	21,202

For a discussion of our operating leases, see “Operating and Financial Review and Prospects—Contractual Obligations and Commitments.”

We take out insurance policies to cover the potential risks to which the various items of property, plant and equipment are exposed. We believe the insurance policies in place as of December 31, 2013 were sufficient to cover our property, plant and equipment in accordance with industry practice.

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

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The most significant events in the period from January to December 2013 were as follows

·	Group revenues totaled €2,725.7 million (+2.3%) and Adjusted EBITDA reached €296.2 million (-30.6%).

·	Prisa’s total advertising revenues in 2013 reached €543.8 million, 2.3% less than 2012, and accounted for 19.9% of total Group revenues (20.9% in 2012). In the fourth quarter standalone, the evolution of advertising revenues continued to show an important improvement compared to previous quarters (+7.2% compared to +2.2% in 3Q, -8.4% in 2Q and -10.4% in 1Q of 2013).

▪	In Spain, advertising revenues fell by 2.4% in 2013. In the fourth quarter, the advertising revenues in Spain grew by 12.3% compared to the growth of 5.2% in the third quarter and the falls of 9.6% in the second and 15.7% in the first quarters of the year.

▪	Growth in Latin American advertising reached +2.8% (26.6% of the Group’s advertising revenues). Advertising revenues in Radio in Latam in local currency increased by 11.1%.

·	Latam and USA revenues increased by 3.4%. Latam and USA represented 27.7% of the Group’s revenues (26.7% in 2012) and 67.5% of the Group’s Adjusted EBITDA (45.0% in 2012).

·	The company maintained during 2013 its cost control effort given the weakness of the macro-economic environment. Operating expenses including amortizations and provisions, reached €3,526.8 million (+24.2%), mainly by extraordinary effects arising from asset impairments and the new football exploitation agreement. Purchases (€1,130.0 million) increased by 27.1% compared to the 2012, while adjusting to the impact of the new agreement of the football would have been reduced in a 9.0% (-16.8% in Spain; +4.5% international mainly due to the development of digital education systems in education area). Costs of staff (€539.6 million) fell by 10.8%.

·	Pay TV revenues reached €1,166.2 million (+9.2%), explained by the growth in revenues from subscribers of other platforms thanks to multi-distribution agreements which offset the fall in revenue of satellite subscribers. Adjusted EBITDA reached €28.02 million (-84.5%).

Subscriber performance was considerably affected in 2013 due to the general decrease in consumption, the VAT rise from 8% to 21% and the recent changes in the strategy of certain competitors in terms of content acquisition and the  aggressive commercialization made by certain operators as they are providing content for free in combination with other services

Net adds in satellite subscribers fell by 99,179. Satellite ARPU stood at €43.5 on average in the quarter (44.2 in 4Q 2012). iPlus subscribers reached 38.9% or 630,005 (42,674 more than in 2012). YOMVI subscribers reached a penetration of 29.0% of satellite subscribers. Canal+ maintained its leadership in the market with a market share of 44.3% according to internal estimates.

Media Capital recorded in 2013 revenues of €181.7 million (-1.4%) and Adjusted EBITDA of €39.1 million (-6.6%) partially offsetting the weak economic environment and weak advertising market in Portugal, which were reflected in a fall of advertising revenues of 7.4% and on the back of its strategy to develop additional revenues and  strict cost control. TVI maintained leadership in prime time with a daily average audience share of 27.7% in 2013.

·	Education revenues (€738.3 million) remained stable compared to previous year on the back of the negative FX impact. At constant currency they grew by 10.8%. We highlight the growth in Digital Learning Systems, which in 2013 reached +61.3%. Latin America and USA showed increasing revenues by +4.1% (+17.2% at constant currency). We highlight the growth of Colombia (+21.9%), Mexico (+6.1%), Ecuador (+9.2%) and Argentina (+6.9%). In Brazil (+12.3%) FX had a very negative impact (at constant currency, revenues increased by 31.7%). Spain saw its revenues fall by 11.8% as 2013 is a year with little new materials. General Publishing showed a negative performance with its revenues falling by 5.8%. Adjusted EBITDA reached €170.9 million, a 7.2% fall, given the important FX negative impact.

·	Radio showed different performance between its activities in Spain and Latam. Revenues (€342.9 million) remained flat versus 2012, mainly on the back of lower advertising in Spain (-6.7%) although we highlight the improvement in advertising revenues throughout 2013, especially in the fourth quarter standalone, with a growth of +8.6%. We also highlight the improvement of Latin America’s advertising (+3.4%) (+11.1% in local currency) with a strong performance in Colombia (+3.1%), Chile (+4.2%) and Mexico (+13.0%).

·	Press revenues (€282.5 million) fell by 10.2% compared to 2012. This is explained by the weakness in advertising (-4.0%) which has shown an important improvement in the third and fourth quarters standalone (+6.2% and +20.2% respectively compared to -16.3% and -20.8% of the second and first quarters respectively), and the lower circulation numbers (down by -16.3%). Adjusted EBITDA reached €17.0 million (compared to loss in adjusted EBITDA of €13.8 million in 2012, as a consequence of restructuring process).

·	Digital advertising showed a growth of 10.0% in 2013 compared to a market fall of 2.5% (according to i2P). In Press (+15.3%), digital advertising accounted for 24% of total advertising revenues. In 2013, the total number of unique browsers of the Group’s web pages reached 83.7 million (+17%) where we highlight ElPais.com , International Radio and As.com.

·	In December 2013, the Group signed a debt refinancing agreement, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile. In the refinancing context, the Group obtained an additional credit line of €353 million, signed with certain institutional investors to meet its medium-term liquidity needs, and a significant reduction in interest payments in cash. The refinancing agreement included a number of commitments to reduce the debt. To meet them; the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other M&A (“Mergers and Acquisitions”) transactions. The contract has automatic mechanisms that, under certain circumstances, prevent an early termination if such commitments are not met, thus providing stability to the Group's capital structure.

A.	Operating Results

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board as adopted by the European Union, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the Commercial Code (Código de Comercio), the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts (Instituto de Contabilidad y Auditoria de Cuentas, ICAC) and other applicable Spanish legislation.

The following table provides an overview of our consolidated profit from operations for the periods indicated, together with the period-to-period changes.

	FY 2013	FY 2012	% Change, FY ‘12 to ‘13	FY 2011	% Change, FY ‘11 to 12
		(thousands of euros)
Revenue from subscribers	870,953	906,843	(4.0%)	887,092	2.2%
Advertising sales and sponsorship	543,763	556,541	(2.3%)	622,721	(10.6%)
Sales of books and training	719,112	718,781	0.0%	697,881	3.0%
Newspaper and magazine sales	122,166	146,219	(16.5%)	168,744	(13.3%)
Sales of add-ons and collections	21,270	20,504	3.7%	23,151	(11.4%)
Sale of audiovisual rights and programs	257,120	125,594	104.7%	88,236	42.3%
Intermediation services	15,447	20,069	(23.0%)	20,985	(4.4%)
Broadcasting services	9,219	10,638	(13.3%)	17,260	(38.4%)
Other services	121,230	118,306	2.5%	115,211	2.7%
Income from fixed assets	4,296	3,319	29.4%	20,263	(83.6%)
Other income	41,118	37,878	8.6%	62,906	(39.8%)
Operating income	2,725,694	2,664,692	2.3%	2,724,450	(2.2%)
Cost of materials used	(1,130,008)	(889,352)	27.1%	(824,120)	7.9%
Staff costs	(539,633)	(604,957)	(10.8%)	(674,322)	(10.3%)
Depreciation and amortization charge	(188,238)	(187,998)	0.1%	(171,331)	9.7%
Outside services	(757,528)	(742,977)	2.0%	(788,813)	(5.8%)
Changes in allowances, write-downs and provisions	(46,413)	(100,196)	—	(45,171)	—
Impairment of goodwill	(847,084)	(301,282)	181.2%	(252,944)	19.1%
Other expenses	(17,857)	(12,984)	37.5%	(3,485)	—
Operating expenses	(3,526,761)	(2,839,746)	24.2%	(2,760,186)	2.9%
Adjusted EBITDA (1)	296,186	427,002	(30.6%)	436,914	(2.3%)
Profit from operations	(801,067)	(175,054)	—	(35,736)	—
Adjusted EBITDA margin (%)	10.9%	16.0%		16.0%
Profit from operations margin (%)	(29.4%)	(6.6%)		(1.3%)

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Our Business—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

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

·	The Distribution business was integrated in the Group until the sale of the activities as of September 2013.

Operating income (revenues)

Our total revenues reached €2,726 million in 2013 compared to €2,665 million in 2012. This figure represents a 2.3% increase.

The increase in revenue from “Sale of audiovisual rights and programs” derived, mainly, from revenue from other platforms thanks to football rights multi-distribution agreements, have been compensated with a decrease in revenue from advertising and in revenue from subscribers.

Our total revenues decreased by 2.2% from 2011 to 2012, from €2,724 million to €2,665 million. Revenues from Education (3.0%) and Canal+ subscriber revenues (10.6%), led by the growth in subscribers from Other Platforms, showed a positive behavior, as well as the revenues from international advertising (mainly in Radio, 15.2%). This managed to partly compensate the weakness shown by advertising revenues (in Spain and Portugal) and circulation (in Press).

In 2013, we obtained 34% of our €2.7 billion total revenues from operations outside of Spain (34% in 2012 and 32% in 2011) of which 8.5% was generated in Brazil, 6.7% in Portugal and 4.8% in Mexico and 4.5% in Colombia. Sixty-four percent of our 2013 revenues outside of Spain related to Santillana (63% in 2011 and 63% in 2012), and the remainder to Media Capital and the International Radio businesses.

Revenue from subscribers

Revenue from subscribers refers to our revenue from the subscribers to our pay television business Canal+.

Revenue from subscribers decreased by 4.0% from 2012 to 2013, from €907 million to €871 million. This fall was due to a smaller number of satellite subscribers (99,179) impacted by the weakness of the economic environment and domestic consumption. Following the strong beginning of the new football season, the third quarter standalone saw an increase in the number of subscribers of almost 2,000. However, in the fourth quarter standalone, the number of satellite subscribers fell by almost 13,000.

Our revenue from subscribers increased by 2.2% from 2011 to 2012, from € 887 million to €907 million. This improvement was due to the increase in the average satellite ARPU (€42.6 in 2012, above the €41.1 in 2011), compensated with the fall in the number of satellite subscribers.

Net add in satellite subscribers fell during 2013 by 99,179, impacted by the weakness of the economic environment and domestic consumption. Satellite ARPU in 2013 stood at €42.7 on average, above the €42.6 on average of 2012. The growth in ARPU was mainly due to the new sports content offer which started in September 2012. ARPU in the fourth quarter reached €43.5, the highest level in the year.

The number of subscribers with iPlus continued growing: as at December 2013 the number of subscribers with iPlus stood at 630,005 which imply a growth of 42,674 compared to December 2012, and a penetration of 38.9%, the highest in its history.

During 2013, the average churn was of 17.5%, above the 14.1% on average of 2012. We think that the economic crisis as well as the VAT increase (from 8% to 21%) are the main causes for those cancellations.

YOMVI, which as of December 2013 reached 498,000  unique users, of which 470,000 are also satellite subscribers (29.0% penetration). This compares with the 294,000  as of December 2012 (17.1% penetration). On the other hand, the use that subscribers make of the platform has also considerably increased. Content catch-up downloads have increased from 1.81 million at December 2012, to 4.58 million as of December 2013.

In 2012, net subscribers grew by 2,514 (compared to a growth of 53,858 in 2011). The lower growth was mainly due to the worsening of the economic situation, unemployment growth, and the VAT increase. The number of satellite subscribers fell by 36,374 during the year (compared to a fall of 16,671 in 2011). Net subscribers from other platforms grew by 38,888 (compared to a growth of 70,529 in 2011). The number of subscribers with iPlus and Multiplus grew at a good pace: as at December 2012 the number of subscribers with iPlus stood at 587,331, which implies a growth of 84,129 compared to December 2011, and a penetration of 34.2% (compared to the 28.7% as of December 2011). As for Multiplus subscribers, in December 2012 they reached 244,851, which implied a penetration of 14.2%, above the 13.6% as at December 2011.

Advertising sales and sponsorship

The table below provides a detailed breakdown of our advertising revenue by line of business for fiscal years 2013, 2012 and 2011.

	FY 2013	FY 2012	% Change FY’12 to’13	FY 2011	% Change FY’11 to’12
	(thousands of euros)
Audiovisual	132,558	133,099	(0.4%)	153,554	(13.3%)
Canal+*	29,871	22,233	34.4%	16,478	34.9%
Media Capital	102,687	110,866	(7.4%)	137,076	(19.1%)
Radio	305,274	312,418	(2.2%)	328,267	(4.9%)
Radio in Spain	161,248	172,833	(6.7%)	207,030	(16.5%)
International radio	143,866	139,167	3.4%	120,835	15.2%
Music	230	226	1.8%	633	(64.3%)
Consolidation adjustments	(70)	(78)	10.3%	(231)	(66.2%)
Press	112,689	117,405	(4.0%)	147,845	(20.6%)
El País	78,804	82,948	(5.0%)	107,556	(22.9%)
AS	18,923	19,103	(0.9%)	20,358	(6.2%)
Cinco Días	7,241	6,711	7.9%	8,111	(17.3%)
Magazines	7,527	8,792	(14.4%)	12,230	(28.1%)
Consolidation adjustments	194	(149)	-	(410)	63.7%
Other	373	789	(52.7%)	2,260	(65.1%)
Consolidation adjustments	(7,131)	(6,900)	(3.3%)	(9,205)	25.0%
Total	543,763	556,541	(2.3%)	622,721	(10.6%)

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business while the rest of related activities are included in Consolidation Adjustments and Other.

Our total advertising revenues in 2013 reached €543.8 million, 2.3% less than 2012, and accounted for 19.9% of total Group revenues (20.9% in 2012). In the fourth quarter standalone, the evolution of advertising revenues continued to show an important improvement compared to previous quarters (+7.2% compared to +2.2% in 3Q, -8.4% in 2Q and -10.4% in 1Q of 2013).

In Spain, advertising revenues fell by 2.4% in 2013. In the fourth quarter, advertising revenues in Spain grew by 12.3% compared to the growth of 5.2% in the third quarter fell by 9.6% in the second and 15.7% in the first quarters of the year. In Latin American advertising grew by +2.8% (26.6% of the Group’s advertising revenues).

Advertising revenues in Radio fell by 2.2%. The decrease in Spain (-6.7%), with falls both in national advertising (-4.7%) and local advertising (-8.6%), and a 9.3% growth in digital advertising have been compensated with an increase in advertising revenue in Latam (3.4%, 11.1% in local currency) with growth in Colombia (3.1%, 11.5% in local currency), Chile (4.2%, 10.4% in local currency) and Mexico (13.0%, 14.1% in local currency).

Advertising revenues in Press fell by 4.0% (El País -5.0% and As -0.9%). Advertising in written press fell by 8.8%. Revenues on digital advertising grew by 15.3% in 2013 and represented 23.9% of total advertising revenues in this division (19.86% as of December 2012).

Our advertising revenue decreased by 10.6% from 2011 to 2012, from €623million to €557 million and represented 20.9% of total revenue in 2012 (22.9% in 2011). Latin American advertising grew by +14.9% (25.4% of all advertising revenues). The advertising market in Spain and Portugal (in Radio, TV and written press) continued showing significant falls during 2012, in a negative economic environment in which consumption decreases continued accelerating. Advertising revenues in Iberia fell by 17.1% year on year and accounted for 15.5% of consolidated revenues.

In 2012, Radio revenue decreased by 5.1%, mainly due to lower advertising revenues in Spain (-17.0%) which was partly offset by strong growth of advertising revenues in Latam (+15.2%). Advertising revenue grew in Colombia (+19.6%), Chile (+11.7%), and Mexico (+12.3%).

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

Sales of books and training materials

In 2013, revenue from the sale of books and training materials maintained stable with respect to 2012.

As for the traditional education, revenues from sale of books fell by 3.3% in 2013. Looking at the different countries:

-	Brazil: +5.6%. We highlight the negative FX impact in the results of Brazil. At constant currency, revenues from the sales of books would have grown by 23.3% .We highlight the strong performance of institutional sales.
-	Colombia: +12.7% (21.6% in the local currency). Mainly due to the regular sales campaign.
-	Argentina: -3.6% (12.1% in the local currency). The decrease was mainly due to the fall in institutional sales.
-	Ecuador: +13.0% (16.8% in the local currency). Strong regular sales campaign.
-	Peru: -30.1% (29.6% in the local currency). Institutional sale of primary education registered in 2013 does not compensate the strong non recurrent secondary education campaign that took place in 2012.
-	Venezuela: +9.1% (75.5% in the local currency). Strong regular sales performance.
-	Chile: -5.4% (-3.7% in the local currency).
-	Spain: -12.8%, as 2013 had new publication in the education campaign.

Revenue related to Sistema Uno (digital learning system) reached €57.8 million which implied a growth of 58.4%. As for the geographical contribution, we would highlight Brazil (€25.8 million; 72.6% growth versus 2012) and Mexico (€27.1 million; 42.8% growth versus 2012).

Revenue from the sale of books and training materials reached €719 million in 2012; 3.0% growth versus 2011.

As for the geographical contribution in 2012, we would highlight:

-	Growth in the Northern Area (+17.6%), with strong improvements in practically all the countries where Santillana is present: Mexico (+16.3%) (14.8% in the local currency) due to good performance of Education Systems (+96.2%) (80.1% in the local currency), Ecuador (+24.3%) (12.9% in the local currency), Puerto Rico (+34.3%) (19.9% in the local currency), Dominican Republic (+44.3%) (35.4% in the local currency) and USA (+42.7%) (29.6% in the local currency). Venezuela showed some signs of weakness but stood flat compared to 2011 (1.8%), but showed an important improvement in the fourth quarter standalone compared to the first nine months of the year.

-	The Southern Area of Latin America remained flat (+1.6%) with the negative consequences of the Education cycle in Brazil (-16.7%) (-11.4% in the local currency), offsetting a solid performance of most countries: Argentina (+21.0%) (23.4% in the local currency), Central America (+25.4%) (20.2% in local currency), Colombia (+11.5%) (1.1% in the local currency), Peru (+133.0%) (121.7% in the local currency), Bolivia (+16.3%) (11.3% in the local currency), Uruguay (+22.2%) (18.1% in the local currency) or Chile (+19.9%) (13.5% in the local currency).

-	Spain saw its revenues fall by 8.9%, including a fall of revenues in Education (-5.4%) and a fall of 23.6% in Ediciones Generales (General Publishing).

Newspaper and magazine sales

 The table below presents detailed circulation statistics for each of our three principal newspapers for the years 2011 through 2013:

	FY 2013	FY 2012	% change	FY 2011	% change
El País	292,226	324,814	(10.0%)	365,118	(11.0%)
AS	158,164	180,014	(12.1%)	198,758	(9.4%)
Cinco Días	28,911	31,120	(7.1%)	31,327	(0.6%)

Source: OJD. Unaudited OJD as of December 2013 and internal sources

Revenue from newspaper reached €122 million in 2013, 16.5% fall versus 2012.

Circulation in El País fell by 10.0%, As fell by 12.1% and Cinco Días fell by 7.1%.

Revenue from newspaper and magazine sales decreased by 13.3% from 2011 to 2012, from €169 million to €146 million.

Circulation in El País fell by 11.0%, AS fell by 9.4% and Cinco Días by 0.6%.

The declines in revenue and circulation during these periods resulted from a decrease in sales that affected the overall traditional print business.

Sales of add-ons and collections

Revenues generated by the sale of add-ons and collections include sales items and additional products, such as books, CDs or DVDs, sold with our newspapers.

Revenue from add-ons increased by 3.7% from 2012 to 2013, from €20.5 million to €21.3 million and decreased by 11.4% from 2011 to 2012, from €23 million to €21 million. The market of add-ons and collections is currently saturated due to the fact that all newspapers offer similar promotions.

Sales of audiovisual rights and programs

Our revenues generated by the sale of audiovisual rights and programs increased by 104.7% from 2012 to 2013, from €125.6 million to €257.1 million and increased by 42.3% from 2011 to 2012, from €88 million to €126 million mainly due to the revenue derived from football rights multi-distribution agreements with other operators (See Item 4B “Our Business”).

 Other services

Revenue from other services increased by 2.5% from 2012 to 2013, from €118 million to €121 million; and by 2.7% from 2011 to 2012, from €115 million to €118 million.

Other services mainly include revenues generated by e-commerce, call tv,  services of telephone marketing, organization of events and printing services since April 1, 2012 as Dédalo started to fully consolidate.

Income from fixed assets

No material income from the sale of non-current assets was generated during 2012 and 2013.

In 2011, income from non-current assets mainly included the result of the sale of Canal Viajar and the dissolution of Canal+ Investment Inc. made by Prisa Televisión, amounting to €12 million and €5 million respectively.

Operating expenses

Operating expenses including amortizations and provisions, reached €3,526.76 million (+24.2%). Costs grew by 8.6%, excluding amortizations and provisions, mainly due to the new football exploitation agreement.The company maintained its strict cost control policy during 2013 given the weakness of the macro-economic environment.

In 2012, our operating expenses including depreciation and amortization (€2,840 million) increased by 2.9% compared to 2011.The comparison of 2012 and 2011 was affected by important items, such as redundancies due to the efficiency plans undertaken since December 2010 for an amount of €52 million (compared to a €77 million 2011), the provision related to the ONO Agreement (€54 million), the consolidation of Dédalo through Global Consolidation since April 1, 2012 (previously accounted for under the equity method) for amount of €18 million and goodwill impairment charges for amount of €301 million (compared to a €253 million in 2011). Excluding these items, our total expenses would have decreased by 1.2%.

Cost of materials used

Cost of materials used mainly includes the cost of audiovisual rights and material for printing activities.

Our cost of materials used in 2013 reached €1,130 million and increased by 27.1% from 2012, mainly due to the increase in the cost of football rights with respect to 2012 (€285 million).

In 2012, cost of materials used (€889 million) increased by 7.9% compared to 2011.

In 2012, with the new agreement for the exploitation of football rights there was an increase in the cost of football rights for Canal+ mainly due to increased costs derived from the agreements signed with the football clubs for the coming three seasons and the new method of commercialization which includes distribution to third parties and higher exclusivity (See “Our Business”).

Staff costs

The table below sets forth staff costs for fiscal years 2013, 2012 and 2011.

	For the Years Ended December 31,
	2013	2012	2011
	(thousands of euros)
Wages and salaries	411,437	443,838	483,272
Employee benefit costs	83,655	89,243	93,667
Termination benefits	24,410	52,098	77,213
Other employee benefit costs	20,131	19,778	20,170
Total	539,633	604,957	674,322

We have been undertaking an efficiency plan with the goal of right-sizing the Group, rationalizing resources, and homogenizing and centralizing Group-wide processes. This restructuring plan involves a range of measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

In 2013, redundancies reached € 24.4 million (€ 52.1 million in 2012 and €77.2 million in 2011). The contribution by business area was Audiovisual: €6.4 million (€1.9 million in 2012 and €18.9 million in 2011), Education: €2.5 million (€2.9 million in 2012 and €3.5 million in 2011), Radio: €6.0 million (€8.7 million in 2012 and €35.4 million in 2011), Press: €8.0 million (€29.3 million in 2012 and €14.8 million in 2011) and Others: €1.5 million (€9.3 million in 2012 and €4.6 million in 2011).

Outside services

The table below sets forth outside services for fiscal years 2013, 2012 and 2011.

	For the Years Ended December 31,
	2013	2012	2011
	(thousands of euros)
Independent professional services	145,591	130,414	174,877
Leases and fees	134,750	136,345	138,195
Advertising	114,277	99,080	114,768
Intellectual property	57,357	59,774	67,899
Transport	54,008	56,947	63,913
Other outside services	251,545	260,417	229,161
Total	757,528	742,977	788,813

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	For the Years Ended December 31,
	2013	2012	2011
	(thousands of euros)
Provision for bad debt	26,176	80,563	27,947
Change in inventory write-downs	17,366	20,016	16,723
Change in provision for sales returns	2,871	(385)	501
Total	46,413	100,194	45,171

In May 2012, the Group reached an agreement with ONO pursuant to which €54 million was recovered by the Group (half of the total €108,748 thousand paid) which settled the litigation that Prisa had with ONO (see “Consolidated Statements and Other Financial Information”). As a consequence of this deal, we recorded the same amount under the “Changes in allowances, write-downs and provisions” which corresponds to the amount that was not recovered.

Impairment of goodwill

In 2013, the audiovisual business's operating indicators continued to be affected by the difficult economic and consumer environment in Spain and the VAT increase in pay TV from 8% to 21%, which had a negative impact on subscriber numbers.

Consequently, in the first half of 2013, there was an impairment of €208 million due to an extension of the period needed for absorbing the increase in the costs associated with the change in the football marketing model.

Additionally, in the second half of 2013, certain competitors changed their strategies in terms of content acquisition and aggressive commercialization as they are giving contents for free in combination with other services, which had a negative impact on the Group's pay TV business's operating indicators and, therefore, on the implementation of the envisaged targets. Management assumes that the effects of this new competitive position will go beyond the short term. Therefore, in December 2013, an additional impairment of €637 million was recognized, amounting to a total of €845 million in 2013.

In 2012, we recorded €301 million for goodwill impairments which corresponded mainly to the DTS (as defined below) goodwill impairment (€294 million).

During 2011, we recorded €253 million for goodwill impairments which corresponded mainly to an increase of country risk and decline of the advertising market of Media Capital and to changes in the management of commercial activities of advertising in Prisa Brand Solutions.

Profit from operations (EBIT)

EBIT amounted to a loss of €801million in 2013 compared to a loss of €175 million in the previous year, which is mainly explained by the items described above and the impairment of DTS goodwill registered in 2013.

In Audiovisual, EBIT decreased by 139.8%, with a margin of -1.9%. In Education, EBIT decreased by 25.4%, with a margin of 10.9%. In Radio, EBIT increased by 28.4%, with a margin of 8.8%. In Press, EBIT increased by 99.7%, with a margin of -0.1%.

In 2012, profit from operations reached a loss of €175 million compared to a loss of €36 million in 2011. The EBIT margin was -6.6%, compared to -1.3% in 2011.

In Audiovisual, EBIT decreased by 46.3%, with a margin of 5.2%, mainly due to the provision related to the ONO Agreement. In Education, EBIT improved by 3.8%, with a margin of 14.7%. In Radio, EBIT decreased by 7.0%, with a margin of 6.8%. In Press, EBIT reached a loss of €52.65 million compared to a profit of €16.48 million in 2011, mainly due to redundancies.

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

In 2013, Adjusted EBITDA was €296 million, a decrease of 30.6%, mostly due to the items described above.

In Audiovisual, Adjusted EBITDA decreased by 66.4%, with a margin of 5.8%. In Education, Adjusted EBITDA decreased by 7.2%, with a margin of 23.2%. In Radio, Adjusted EBITDA increased by 0.8%, with a margin of 16.0%. In Press, Adjusted EBITDA increased by €31 million, with a margin of 6.0%.

In 2012, our Adjusted EBITDA was €427 million, a decrease of 2.3% compared with the previous year.

In Audiovisual, Adjusted EBITDA decreased by 0.7%, with a margin of 18.5%. In Education, Adjusted EBITDA increased by 8.2%, with a margin of 25.1%. In Radio, Adjusted EBITDA increased by 5.3%, with a margin of 15.9%. In Press, Adjusted EBITDA decreased by 134.4%, with a margin of -4.4%.

Net financial results

In 2013, net financial results amounted to an expense of €186 million, compared to €174 million in 2012. The fall of interest on debt (by 3.0% or €3.4 million) did not compensate the increase in other financial expenses as a consequence of the early cancellation of the debt formalization expenses of the previous debt refinancing agreement, as well as the accrual of these expenses throughout 2013.

In 2012, financial results improved by €21.06 million (-10.8%), mainly due to the fall of interest on debt of €11.02 million (8.8%). Additionally, as a consequence of the elimination of the obligation to pay the preferred dividend of Class B convertible non-voting shares in cash, the financial liability recognized in relation with that obligation was reclassified to share premium in June, 2012. Consequently, in 2012, there were lower financial expenses registered for the update of that liability compared to 2011.

Result of companies accounted for using the equity method

In 2013, result of companies accounted for using the equity method included the 17.34% net result of Mediaset España, as well as the results of Le Monde and distributors until September 2013, the date on which this segment was sold. It also includes losses of €6.1 million, which correspond to the investment in Le Monde.

In 2012, result of companies accounted for using the equity method include the estimate of the 17.34% net result of Mediaset España, as well as the results of V-Me, Le Monde and distributors.

In 2011, result of companies accounted for using the equity method mainly included our 17.34% share in the result of Mediaset España, as well as the results of the Printing business and V-Me.

Income tax

In 2013, income tax expenses amounted to €43 million and included an effect of €48 million to regularize an additional amount to what was registered in previous years to cover the provision or the write-down of the fiscal credits from deductions for the exporting activity generated by the Group and that was questioned during an inspection of all the revised years. The expense was registered due to two sentences received from Spain’s Supreme Court (Tribunal Supremo) in 2013, which accepted the Public Administration’s criteria with respect to the regularization of such deduction in two of the years under revision. In addition, a €7.8 million expense was recorded with respect to the expected unfavourable sentences in the fiscal procedures referring to matters other than the exporting activity, which are still pending resolution.

Income tax provisions for 2012 reached an income of €20 million.

Income tax provisions for 2011 amounted to an expense of €73 million and include a €183 million provision, which was recorded pursuant to prudential criteria, to face a probable unfavorable resolution in certain fiscal matters still under discussion, mainly the tax deduction for exporting activities.

Non-controlling interest

Earnings attributable to non-controlling interests are mainly explained by DLJ’s 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interest in the Radio business.

Impact of Foreign Currency Fluctuations

We are exposed to foreign exchange rate risk from assets and liabilities denominated in the currencies of different countries in which we develop our activities, mainly the U.S. dollar, Colombian Peso, Chilean Peso, Mexican Peso and Brazilian Real. We manage currency exposures with foreign exchange contracts that have maturities of up to 12 months at a maximum. The counterparties to these contracts are highly rated financial institutions (see “Quantitative and Qualitative Disclosures about Market Risk”).

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the amounts reflected in its consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

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

Accounting for Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first time consolidation, provided that the acquisition is not made after control is obtained, is allocated as follows:

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

Changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Once control is obtained, additional investments in subsidiaries and decreases in ownership interest without the loss of control do not affect the amount of goodwill. When a parent loses control of a subsidiary, it derecognizes the carrying amount of assets (including any goodwill) and liabilities and the share of non-controlling interests, recognizing instead the fair value of the consideration received and any residual ownership in the subsidiary. The remaining difference is taken as profit or loss in the income statement for the year.

The assets and liabilities acquired are measured provisionally at the acquisition date, and the provisional amounts are reviewed within a period of a year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

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

We consider the business lines described below as our primary cash generating units for purposes of goodwill allocation. The business lines were established on the basis of our organizational structure at  year-end to 2013 taking into account the nature of the goods and services offered and the customer segments at which they are targeted.

Our operations are divided into four main businesses:

●	Audiovisual, which derives revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;

●	Education, which includes primarily of the sale of general publishing, educational books and education system;

●	Radio, which includes primarily of the broadcasting of advertising and the organization and management of events and the provision of other supplementary services; and

●	Press, which groups together the activities mainly relating to the sale of newspapers and magazines, advertising, promotions and printing.

Details, by business segment, of the goodwill and of the changes therein in 2013 are as follows.

	Thousands of euros
	Balance at 12/31/12	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/13

Radio	149,801	(9,768)	(2,500)	(122)	137,411
Education	93,838	(15,402)	-	-	78,436
Audiovisual	3,110,346	-	(844,584)	-	2,265,762
Other	5,732	20	-	(5,137)	615
Total	3,359,717	(25,150)	(847,084)	(5,259)	2,482,224

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

The majority of our goodwill corresponds to the “Audiovisual” operating segment and arose from the acquisitions of DTS and Media Capital. The goodwill arising from the Media Capital acquisition has been substantially allocated to a single cash-generating unit, also in the “Audiovisual” operating segment.

The remainder of the goodwill balance has been allocated mainly to a number of cash-generating units that coincide with separate legal entities and that have been tested for impairment individually or in groups of entities. The distribution of these individual cash-generating units/entities by operating segments is as follows:

·	The “Radio” operating segment includes the following cash-generating units/entities: GLR Chile Ltda. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes), Sistema Radiópolis, S.A. de C.V. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes), and radio companies located in the USA, Argentina and Prisa Radio, S.L. (this entity has a number of cash-generating units in Spain that have been grouped for impairment test purposes).

·	The “Education” operating segment includes the following cash-generating units/entities: Editora Moderna, Ltda. and Editora Objetiva, Ltda.

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

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently elaborated by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% depending on the business analyzed.

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2013 the rates used ranged from 7.5% to 13.0% depending on the business being analyzed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

If the recoverable amount of a cash-generating unit (group of cash-generating units) is less than its carrying amount, the carrying amount of the cash-generating unit (group of cash-generating units) will be reduced to its recoverable amount. That reduction is an impairment loss.

In case the goodwill of a company with minority interests was fully recognized in the consolidated financial statements of the parent company, the assignment of the corresponding impairment between the parent company and the minority interests is made in accordance with their participation in the profit and losses of the company, that means in accordance with the participation in the share capital of the company. In accordance with IFRS 3, the Group maintains 100% of the goodwill of the pay TV business, as sales of minority stakes in previous years did not imply a loss of control. Consequently, the Group takes into account100% of future cash flows of this business in the analysis of the goodwill impairment test and therefore the potential impairment of the goodwill will be assigned to the parent Company  and minority interests in accordancewith their stakes in DTS share capital, as there is no goodwill corresponding to minority interests not recorded in the consolidated financial statements of the Group.

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

DTS, Distribuidora de Televisión Digital, S.A. (“DTS”)

The main variables underlying the determination of the value in use of the audiovisual business in DTS, according to future forecasts that cover the next five years, are based as follows:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from DTS’s business (75.1% of the total in 2013). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and Internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. It also considered the impact on the number of subscribers and the cost of attracting them in the recent changes in the competitive environment due to aggressive commercialization made by certain operators as they are giving contents for free in combination with other services and the growing competition in purchasing content. It also envisaged growth in other platforms thanks to the content distribution agreements signed with the main telecommunications operators.

Increase in programming costs – In its projections, management estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the increase of the costs of the football rights. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

Media Capital

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share- management predicted growth, albeit small, in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market – management has adjusted its projections for the advertising market to the new macroeconomic environment in Portugal. Therefore estimates contemplated the recovery of the advertising market, although advertising levels estimated for the fifth year remain under those for 2011, according to trends given by third parties estimates.

Results of the impairment tests

- DTS

In 2013, the audiovisual business's operating indicators continued to be affected by the difficult economic and consumer environment in Spain and the VAT increase in pay TV from 8% to 21%, which had a negative impact on subscriber numbers.

Consequently, in the first half of 2013, there was an impairment of €208 million due to an extension of the period needed for absorbing the increase in the costs associated with the change in the football marketing model.

Additionally, in the second half of 2013, certain competitors changed their strategies in terms of content acquisition and aggressive commercialization as they were giving contents for free in combination with other services, which had a negative impact on the Group's pay TV business's operating indicators and, therefore, on the implementation of the envisaged targets. Management assumed that the effects of this new competitive position would go beyond the short term. Therefore, at December 31, 2013, an additional impairment of € 637 million was recognized in the income statement, amounting to a total of € 845 million in 2013.

In 2012, an impairment loss of € 294 million was recognized.

-	Media Capital

At December 31, 2012 and 2013, the recoverable value of Media Capital was higher than its book value.

In 2011, it was clear that the economic situation in Portugal had not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it had also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of €219 million was recognized on the accompanying consolidated income statement.

-	Other impairment tests

In 2012, owing to the struggles of the music and record industry in general, an impairment of €6 million was recognized on RLM, S.A. and Merchandising On Stage, S.L.’s goodwill in the accompanying consolidated income statement. Also, in 2013, €1million of goodwill assigned to RLM, S.A. was depreciated.

In 2011, due to new management model of advertising commercialization and the general difficulties in the advertising market, an impairment loss of €34 million was recognized on the accompanying consolidated income statement for Prisa Brand Solutions’ goodwill.

According to available estimates and projections, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2013 may be recovered.

Sensitivity to changes in key assumptions

- DTS

Due to the impairment of goodwill recognized during 2013, the carrying amount is quite similar to value in use.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; especially, a 5% decrease in ARPU in the next five years would generate an additional impairment of goodwill of approximately €103 million. For a 5% decrease in subscriber numbers in the next five years, the additional impairment would total €73 million. A 0.5% increase in the discount rate would lead to an additional impairment of €205 million.

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

If the discount rate increases by 0.5%, the recoverable amount of Media Capital would exceed the book value by €15.8 million.

If the growth rate expected after the fifth year decreases by 0.5%, the recoverable amount of Media Capital would exceed the book value by €23.0 million.

If the advertising rate falls by 1%, the recoverable amount of Media Capital would exceed the book value by €24.0 million.

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

The deferred tax assets recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in use.

We recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS prior to its inclusion in the Prisa Televisión group. Their recovery is reasonably assured, in view of the historic performance of the pay TV businesses and the forecasts contained in the Canal+ Group's business plan.

In this respect, Group management updated its long-term business plan, in which it took into account the Group's future strategy. The main conclusion of the aforementioned business plan forecasts that the Group's pay TV business would earn greater profits in the medium term that would enable it to recover the tax assets recognized within the period established by prevailing legislation.

Among the deferred tax assets the most significant amounts corresponded to (i) tax assets arising from tax loss carryforwards, (ii) tax credits relating to Spanish income tax arising from double taxation and investments (other than tax credits for export activities) and (iii) tax assets arising from the limitation of the deductibility of finance costs, mainly, of Prisa's consolidated tax group. These deferred assets were recognized in accordance with the criteria set forth in valuation regulations.

There were no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognized in this connection.

There were no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

The following table shows the origin and amount of the deferred tax assets recognized at year-end 2012 and 2013 (in thousands of euros).

DEFERRED TAX ASSETS ARISING FROM
	12/31/2012	Additions	Disposals	12/31/2013
Advance Payment Tax Assessments	26,532	9,208	-	35,740
Non- deductible financial expenses	13,209	42,570	-	55,779
Non-deductible provisions	12,298	6,737	(9,724)	9,311
Non-capitalizable assets	37	-	-	37
Tax loss carryforwards	906,126	19,421	(2,378)	923,169
Unused tax credits recognized	345,593	27,583	(192,210)	180,966
Other	40,074	1,116	(2,186)	39,004
Total	1,343,869	106,635	(206,498)	1,244,006

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2012
Advance Payment Tax Assessments	-	26,532	-	-	26,532
Non- deductible financial expenses	-	13,209	-	-	13,209
Non-deductible provisions	4,438	11,107	-	(3,247)	12,298
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	98,948	(12,017)	(3,435)	906,126
Unused tax credits recognized	316,586	37,501	-	(8,494)	345,593
Other	23,003	7,265	12,017	(2,211)	40,074
Total	1,166,694	194,562	-	(17,387)	1,343,869

Prisa and Sociedad Española de Radiodifusión, S.L., in light of two Supreme Court decisions (those relating to 1999 and 2000), received by the Group in 2013, which admit the criteria of the revenue authorities regarding the adjustment of the tax credits for export activities, and to the extent that virtually the entire tax credit mentioned above was also questioned during the tax audit of the tax Group relating to income tax for 2003-2005 and has been questioned once again in the tax audit for the 2006-2008 period (whose determination agreements relate to 2013), using prudent criteria, adjusted, for accounting purposes,  an additional amount to the tax credit that arose in this connection.  A €46 million provision was recognized for this purpose, for the amount of the tax credit used in prior years and deferred tax assets amounting to €192 million were derecognized, corresponding to the amount of unused tax credits.

However, since the balance sheet already includes a previous balance of a provision recognized in previous years for such purposes, the impact of the aforementioned adjustment in this connection on the income statement for 2013 amounted to € 48 million.

At December 31, 2013, the full amount of the tax credits for export activities generated by the Group and queried in the tax inspection was either derecognized or a provision was recognized in relation thereto.

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

The main inventory item is “Audiovisual rights,” which are stated at acquisition cost and taken as income as follows:

1.	Broadcasting rights for the “Canal+” premium pay TV family of channels:

·	Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.

·	Sporting event broadcasting rights: these rights are taken as income in full at the date of the first showing.

·	Acquired series broadcasting rights: the cost of these rights is taken as income on a straight-line basis over the various showings.

·	Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2.	Broadcasting rights for free-to-air television channels: mainly broadcasting rights acquired from third parties; they are taken as income in accordance with the number of showings.

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

The net realizable value is calculated differently depending on the type of inventories:

·	Audiovisual rights: If the broadcasting rights have expired or Prisa considers the broadcasting of that right unlikely, according to its experience and market knowledge, 100% of the cost of inventories is registered as expenditure. Prisa’s content and programming management establishes the programming strategy according to the audience and target objectives. The financial management team periodically reviews Prisa’s inventory of broadcasting rights and, together with the content and programming management, decides if the broadcasting of any right is unlikely in order to write it down.

·	Book inventories: Prisa records a write-down when it determines there are market/selling problems according to the following rules:

- Discontinued books: the whole cost is provisioned when the book is discontinued.

- Current catalogue: the most significant item is the stock of textbooks. The group estimates future copy sales considering the net sales for the year and the remaining useful life of the book, and any amount exceeding these estimates is registered as expenditure. The average useful life of textbooks amounts to three years.

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

The accounting policies applied to recognize the revenue of our main businesses are as follows:

·	Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay-per-view revenue is recognized when the program acquired by the subscriber is screened.

·	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

·	Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts are deducted from revenue.

·	Revenue from the sale of newspapers and magazines is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

·	Revenue and costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the proportion of contract costs incurred for work performed to date over the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the changed estimates are used in the determination of the amount of revenue and expenses recognized in income in the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

·	Revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

·	Other income includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

Significant Changes in Accounting Policies

In 2013, the following amendments to accounting standards came into force:

-	IFRS 13 Fair Value Measurement;
-	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income;
-	Amendments to IAS 19 Employee Benefits;

-	Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities;
-	Annual Improvements to IFRSs 2009-2011 Cycle: Minor amendments to a set of standards;
-	IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine;
-	IFRS 10 Consolidated Financial Statements;
-	IFRS 11 Joint Arrangements;
-	IFRS 12 Disclosure of Interests in other entities;
-	IAS 27 (Revised) Individual Financial Statements;
-	IAS 28 (Revised) Investments in Associates and Joint Ventures;
-	Amendment to IFRS 10, 11 y 12 Transition Guidance;

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2013.

As at December 31, 2013, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
IAS 32	Presentation - Offsetting financial assets and financial liabilities	January 1, 2014
Amendment to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 9	Financial Instruments: Classification and valuation and subsequent amendments to IFRS 9 and IFRS 7 about Mandatory Effective Date and Transition Disclosures.	January 1, 2018
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle.	Minor amendments to a number of rules	July 1, 2014
IFRIC 21	Levies	January 1, 2014

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

The directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

Cash Flow Analysis

The following table presents consolidated cash flow information for the periods ended December 31, 2013, 2012 and 2011. Positive values refer to cash inflows, and negative values refer to cash outflows.

	For the Years Ended December 31,
	2013	2012	2011
	(thousands of euros)
Cash flow from operating activities	143,867	250,395	269,219
Cash flow from investing activities	(149,150)	(162,786)	(244,649)
Cash flow from financing activities	42,783	(73,809)	(176,371)
Effect of foreign exchange rate changes	(11,327)	1,302	4,971
Change in cash flows in the year	26,173	15,102	(146,830)

As described later in this section in “Liquidity and Capital Resources- Bank Borrowings” and in “Key Information- Risks Factors Relating to Our Financial Position and Management of Liquidity”, in December 2013 we signed a debt refinancing agreement which represented an extension of maturities, improved the flexibility in the process of debt reduction and enhanced our liquidity profile as we obtained a new credit facility amounting to €353 million to cover medium term liquidity needs and we significantly reduced the amounts of interests paid in cash. If the performance of the Group is as anticipated, we expect to be able to attend the short term liquidity requirements.

During 2013, the decline of the advertising market in Spain and Portugal negatively impacted our Press and Radio businesses in Spain and our free-to-air TV operations in Portugal, both in terms of operating margins as well as cash position, given the significance of fixed costs for these businesses and in spite of the frequent adjustments made to the cost base. Similarly, in the pay TV business, in a context of increasing costs associated with the new exploitation model of football, growing competition in content acquisition and aggressive marketing strategies by certain operators, which are offering free contents under multi-element arrangements, falling subscriber revenues and rising costs necessarily increase the period of time required to capitalize those costs. This would affect directly the liquidity of the business, what might raise additional financing needs.

If we are not able to generate positive short term cash flow, we may be forced to sell assets or seek additional equity or debt capital (see “Key Information—Risk Factors”).

Cash flow from operating activities

Our cash flow from operating activities decreased by 42.5% to €144 million in 2013 from €250 million in 2012. In 2012, the decrease was 7.0%, from €269 million in 2011.

The following table sets forth information regarding changes in working capital for the periods ended as of the dates indicated.

	For the Years Ended December 31,
	2013	2012	2011
	(thousands of euros)
Changes in working capital	(68,534)	(80,341)	(77,855)
Inventories	30,058	11,030	(17,658)
Accounts receivable	(43,838)	(55,904)	(81,213)
Accounts payable	(51,906)	(71,899)	(82,750)
Other current assets	(2,848)	36,432	103,766

Working capital in 2013 and 2012 reflected the cyclicality  of Santillana educational campaigns (mainly the institutional campaign in Brazil) and the new football agreement in Canal +, both for the Spanish Liga and the Champions League In 2012 investment in working capital was partially offset by the positive impact of the ONO Agreement.

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

Tax payments amounted to €53 million in 2011, €39 million in 2012, and €55 million in 2013.

Cash flow from investing activities

In 2011, 2012 and 2013, capital expenditures totaled €218 million, €169 million and €153 million, respectively. In 2012 our capital expenditure decreased by 22.6% mainly due to the minor investment in decoders (iplus) compensated with investments made for Santillana in digital developments and learning systems. In 2013 our capital expenditures decreased by 9.5%: the increase in education learning systems were offset in party by a decrease in investment in decoders (iplus) and in recurrent capex at Santillana. The Group is optimizing the levels of investment on capital expenditures in order to rationalize resources.

Our main financial investments in the period from 2011 and 2012 relate to the acquisition of equity investments in various companies, particularly V-me. In 2013, our main financial investments relate to the acquisition of various radio businesses in Portugal amounting to €1.7 million. Also, it included a €1.8 million cash inflow derived from the sale of the distribution segment and a €1.5 million cash inflow from the sale of 27.98% stake in the capital of V-me Media Inc (holding a non-controlling stake in the company at year end).

In 2011, cash flow from investing activities included dividends received amounting to €26.5 million, mainly corresponding to the 17.3% stake in Mediaset España. Also, it included a €46.9 million cash outflow mainly due to an increase in €38.3 million of the loan granted to Dédalo Grupo Gráfico and for a loan to Le Monde Libre amounting to €8.4 million.

In 2012, cash flow from investing activities included dividends received amounting to €11.0 million mainly corresponding to the 17.3% stake in Mediaset España.

Regarding Le Monde Libre, in the agreement signed with shareholders of the holding company which controls this newspaper, we assumed obligations for the future (after having paid an additional amount of approximately €2.5 million in 2013) which could result in additional contributions of €9 million.

Cash flow from financing activities

In 2013, cash flow from financing activities included a €325 million of a new liquidity line as a consequence of financial debt refinancing (see “Bank Borrowings” described below) and €40 million of debt amortization at Canal+. In addition it included a €24 million cash outflow derivate from the acquisition of a 10% of Grupo Media Capital as a consequence of the reversal of the operation registered in 2011. This transaction was financed through bank borrowings and did not have impact at the cash flow from financing activities level.

In 2012, cash flow from financing activities included a €150.0 million cash inflow corresponding to the exercise of 75 million warrants at a strike price of €2 each. €100million of the proceeds from this capital increase were used to repay our syndicated loan with the remainder retained for working capital purposes.

It also included the issuance of a mandatorily convertible bond in July 2012 amounting to €434.0 million euros in two tranches: €334 million subscribed by creditor banks via the cancellation of financial debt and €100.0 million paid in cash by Telefónica. Consequently the impact of this bond issuance in the cash flow from financing activities on a net basis is €100.0 million.

In 2011, cash flow from financing activities included a €23.7 million cash inflow corresponding to the sale of a 10% stake of Media Capital, which was used to repay €11.2 million of the syndicated loan and €12.5 million of the bridge loan.

Cash flow from financing activities also included dividend payments to third parties amounting to €83.0 million in 2011, €80.7 million in 2012 and €30.2 million in 2013. The decrease in 2013 was explained by Canal+, as the company did not distribute dividends during this year.

Interest payments totaled €124 million in 2011, €105 million in 2012 and €63 million in 2013. In 2013, lower interest payment by €42 million was the result of the conditions from the new refinancing agreement, which lowered cash interest retroactively from May 1, 2013.

Capital Management Policy

The main objective of our capital management policy is to have an appropriate capital structure that ensures business sustainability, aligning shareholders' interests with those of the financial creditors.

In the last few years, we have devoted considerable efforts to maintaining its our equity level such as increasing capital by converting 75 million warrants in January 2012, issuing, also in 2012, € 434 million in bonds convertible into Class A ordinary shares in July 2014 subscribed by Caixa, Santander and HSBC as debt conversion and by Telefónica with monetary contribution, and replacing the obligation to pay the preferred dividend of Class B shares in cash in order to pay this in shares, cash or a combination of both.

With the financial debt rollover signed in December 2013, we now have a financial liability structure that improves its liquidity profile, gives us greater flexibility in the debt reduction process and extends its maturities, aligns the debt with our cash generation and enables us to have a coherent asset size.  The refinancing agreement includes a number of commitments to reduce the debt; to meet them, we have several strategic options and automatic mechanisms that prevent an early termination under certain assumptions if those commitments are not met, thus providing stability to our capital structure in the medium term.

Additionally, the debt refinancing agreement establishes the objective of maintaining the leverage and interest cover ratios within the levels undertaken with the banks.

Liquidity Risk

The management of liquidity risk includes the detailed monitoring of the repayment schedule of our borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details our liquidity analysis in 2013 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates or earlier when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlying calculated based on the interest rate curves at the end of 2013.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	92,645	0.25%
From 3 to 6 months	59,061	0.29%
From 6 to 9 months	88,632	0.29%
From 9 to 12 months	54,738	0.29%
From 1 to 2 years	525,262	0.38%
From 2 to 3 years	117,082	0.72%
After 3 years	3,067,030	1.75%
Total	4,004,451

Share options

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to € 89 million was recognized; this corresponds to our potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below €2. At December 31, 2013, the fair value of this liability stands at €42 million (at December 31, 2012: €26 million) and is recognized under “Current financial liabilities” in the accompanying consolidated balance sheet, since the conversion is obligatory after 42 months have elapsed since the share issue date. The Black-Scholes Method was used to determine fair value.

Bank Borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2013, of the credit limits and of the scheduled maturities is as follows:

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
Syndicated loan Prisa (Tranche 1)	2015	353,261	-	353,261
Syndicated loan Prisa (Tranches 2 and 3)	2018-2019	2,924,732	-	2,924,732
Credit facilities	2014-2015	153,516	22,111	46,325
Loans	2014-2023	146,176	68,761	77,415
Finance leases, interest and other	2014-2017	-	72,051	18,447
Loan arrangement costs	2014-2019	-	(696)	(181,325)
Total		3,577,685	162,227	3,238,855

Bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2013, 97.45% were denominated in euros (98.40% at December 31, 2012) and the remainder in foreign currencies.

The average interest rates on the Group's bank borrowings were 3.32% in 2013 and 3.34% in 2012.

Of the total bank borrowings at December 31, 2013, 35.33% were linked to floating interest rates and the rest to fixed ones.

To determine the fair value of the financial debt, and in accordance with IFRS 13, we used the Euribor curve and the discount factor supplied by the bank and the actual credit risk arising from a report provided by an independent expert regarding the transactions made in the secondary debt market once the refinancing process is completed (level 2 variables, estimates based on other observable market methods). Therefore, the fair value of the Group's financial debt amounted to € 2,560 million at December 31, 2013.

The methodology followed to calculate the debt has used the secondary market value of Prisa’s refinanced debt (composed of the three tranches) and the discount factor for the debt in the rest of the business units. This way, the Group’s debt is valued at a 24.73% discount over the real principal payment obligation to the creditor entities.

Syndicated loan (Tranche 1)

In December 2013, in the context of the financial debt rollover, Prisa signed a syndicated financing agreement with a group of 16 financial investors amounting to a maximum of € 353 million, which was fully drawn down. This loan has a two-year maturity, with the option of a one-year extension in certain cases. This syndicated loan is tied to Euribor plus a spread negotiated with the lenders and has a fixed capitalizable cost (PIK).

The lenders agreed that Tranche 1 will have a super senior range compared with the other refinanced debt, as explained in the next section.

Syndicated loan (Tranches 2 and 3)

In December 2013, in the context of the financial debt rollover, Prisa agreed a novation of its syndicated loan, bridge loan and credit policies amounting to €2,925 million. The debt novation was structured into two tranches with the following characteristics:

-	€647 million (Tranche 2) with a long-term maturity (5 years) and the cost tied to Euribor plus a spread negotiated with the lenders; and

-	€2,278 million (Tranche 3) with a long-term maturity (6 years) and the cost is a spread negotiated with the lenders plus a capitalizable fixed cost (PIK).

This novated financial debt amounting to € 2,925 million in December 2013 included the following loans and financial policies that existed before the recent financial restructuring:

-	The pending balance of the syndicated loan signed in June 2007 with 39 banks amounting to €2,050 million, consisting of a long-term loan of €1,675 million and a credit facility of €375 million which, at December 31, 2012, totaled € 1,283 million.

-	The pending balance of the bridge loan signed in December 2007 to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV which, at December 31, 2012, amounted to €1,341 million.

-	The bilateral credit policies used for financing the operating needs of the Group companies in Spain by centralizing the cash balances, amounting to €182 million available at December 31, 2013 (of which €37 million were bilateral credit policies from the merger between Prisa and Prisa TV).

-	The pending balance (€80 million) of the syndicated financing granted in accordance with the financing agreements dated February 8, 2008, to, among others, Dédalo Grupo Gráfico, S.L., Bidasoa Press, S.L., Norprensa, S.A. and Distribuciones Aliadas, S.A. as the borrowers.

-	Other pending refinancing balances amounting to €39 million corresponding mainly to the interest and commissions capitalized at the effective refinancing date.

We analyzed the terms and conditions agreed within the refinancing framework and believe that there had been a substantial change, so we canceled the original financial liability and recognized a new liability due to this refinancing. The expenses and commissions for the previous financial debt pending allocation to the income statement were recognized in the consolidated income statement.

The refinancing agreement included a number of commitments to reduce Tranche 3 debt: €900 million in the second year and an additional €600 million in the third year. To meet the agreed redemptions, the agreement has several options, such as selling non-core assets, buying back debt at a discount in the market, leveraging assets, transferring debt from Tranche 3 to 2 and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

The financial agreements provide that the Group must comply with certain financial ratios. The Group’s directors consider that the financial ratios established in these agreements were met at December 31, 2013.

Likewise, the refinancing agreement includes grounds for acceleration usual in this kind of contract, which include the acquisition of control of Prisa, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

The guarantee structure for Tranches 1, 2 and 3 is as follows:

-	Personal guarantees

At December 31, 2013, the new syndicated loan and the novation of the other loans, i.e. Tranches 1, 2 and 3, are jointly and severally guaranteed by the companies of Grupo Bidasoa Press, S.L., Dédalo Grupo Gráfico, S.L., Diario El País, S.L., Distribuciones Aliadas, S.A., Grupo Empresarial de Medios Impresos, S.L. and Norprensa, S.A.

Apart from this common guarantee for the debt's three tranches, Prisa Radio, S.L. and Vertix, SGPS, S.A. only guarantee the novation of the syndicated loan, bridge loan and credit policies (Tranches 2 and 3), with the following limits:

-	The guarantee granted by Prisa Radio, S.L. is limited to the maximum amount of the lower of the following:

(A)      €1,315 million; and

(B)      73.49% of its net equity at any given time; and

-	The guarantee granted by Vertix SGPS, S.A. is limited to the maximum amount of €600 million.

-	Secured guarantees

Likewise, as a result of the new syndicated loan and the novation of the other loans, Prisa has arranged a new pledge on the shares it owns of Prisa Radio, S.L. (73.49%of share capital), DTS (56%of share capital), Grupo Santillana de Ediciones, S.L. (75% of share capital) and some of its stake in Mediaset España Comunicación, S.A. (14.29%of share capital).

On January 10, 2014, Prisa also arranged a pledge on its stake in Audiovisual Sport, S.L. (80% of share capital).

Prisa also arranged a secure guarantee on part of its stake in Grupo Media Capital SGPS, S.A. (84.69% of share capital), guaranteeing Tranches 2 and 3.

Lastly, Prisa also arranged a guarantee on certain buildings and credit rights in relation to the lenders of the financing to Dédalo Grupo Gráfico, S.L.

Credit facilities

Credit facilities include mainly the amounts drawn down against credit lines used to finance the Group companies' operating requirements outside Spain. The total amount in credit facilities with maturities exceeding one year is €46 million, Borrowing facilities maturing in 2014 total €22 million. The interest rate applicable to these credit facilities is Euribor or Libor plus a market spread.

C.	Research and Development, Patents and Licenses

Our audiovisual business, through DTS, is constantly adapting our services and processes to new technologies, in collaboration with its technological suppliers, to be at the forefront in providing services to our subscribers and customers at all times. Accordingly, in 2007, Canal+ began selling state-of-the-art iPLUS digital set-top boxes exclusively for its subscribers, which can store hours of programming, which offer a superior Canal+ electronic programming guide (EPG service) and DTT access and allows connection to the Internet. It has also pioneered high-definition broadcasts with the broadcasting of wide array of HD channels, the first high-definition television channel in Spain that can be viewed using the iPLUS set-top box.  In recent months it has launched new channels. Innovation in this area continued throughout the year with 3D broadcasts of major events, and more recently, the distribution of content through various devices (iPads, PCs, etc which will be extended to other devices in the future. Subscribers can now use these devices to directly receive the signal of several channels and access a content catalogue.

We are also constantly adapting applications and management processes to changes occurring in our businesses and technological changes. We participate in and are a member of various international and domestic associations and forums which enable us to identify any improvements or opportunities to innovate and develop services, processes and management systems. Additionally, we maintain the strategic agreement signed with CISCO in 2011 to develop the pay TV platform.

Through Prisa Noticias, the press area devotes constant efforts to expanding the websites of El País.com, As.com and Cinco Días.com, providing new service offerings, creating new sections with previously unreleased content and using parameters that were not available until such time.

Examples of this are the El País knowledge tree, which is a new content classification engine in real time, the As and Cinco Días content management systems (CMS) and a multiregional architecture in Meristation.

In 2013, and in view of the fast growth in mobility, we carried out in-depth work to develop mobile apps, with the following objectives:

a.	Improve our current presence: we updated and improved the apps for the various mobile devices (smartphones and tablets), reaching 4.8 million downloaded apps (2.5 million for El País, 2.1 million for As and 0.2 million for Cinco Días). Although 58% of the total downloads were for iOS devices (iPhone and iPad), the fastest growth was in Android downloads during the year.

b.	Supplement the range of apps provided to our readers, in terms of both free and paid ones, with new services and content (e.g. El Viajero with El País and Trivias or Guía de la Liga with As).

Since it is of great importance for us to know our customers and for stakeholders to know Prisa Noticias' strategy, in 2013 we started the project to develop a customer relationship management (CRM) solution for the brands operating within Prisa Noticias. The ultimate objective is to generate a value proposal that improves the volume of subscribers and their revenues.

In 2013, the radio area's objectives were to improve the products that had been launched and create and expand the group's digital portfolio (both web and mobile).

In July, 2013, we began to define, design and develop the new website for 40 Principales España, which will be the forerunner for a major project that will update the group's music websites, including those in Latin America. The objective is to build a more modern and attractive website that creates user loyalty by increasing the number of page views and boosting profits, with a complete digital focus so that users can check it on any device.  We also continued researching and trying out numerous tools to enable our writers to be more flexible and faster in the digital world. We signed an agreement with ScribbleLive, a real-time engagement platform.

The radio area also focused on operating systems other than iOS and Android such as BlackBerry 10, by developing apps for 40 Principales, Cadena Ser and Máxima in Spain. After our success and positioning in Spain and as a result of the agreements signed with BlackBerry, we took this experience to Latin America, where we launched this with the main radio stations in Chile and began to develop this in Argentina.

We devoted considerable efforts to creating a digital product at local level by digitizing festivity guides such as Easter, the bull-fighting season, the Pilar fiestas and Christmas; these guides will be available in both Apple Store and Google Play and can be customized by the local radio stations that request this.

In radio broadcasting, 2013 was the first year of our four-year plan to develop and implement a new technological environment based on the Dalet HD platform, designated to provide a greater online service offering, a new centralized broadcast monitoring management, a multichannel signal treatment capacity and the integration of multimedia content with advertising synchronization.

In education, we have also continued working on incorporating new technologies into content development. The most significant initiatives were:

·	Dynamisation of a teachers’ social networking site, IneveryCREA. This site, which is aimed at the entire Latin American K-12 teaching community, facilitates the exchange of ideas and the dissemination of best practices and classroom experiences. It serves as a point of contact between the publisher and teachers by applying the most advanced web2.0 technology (semantic web, data structuring, linking of open source content).

·	The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market). Both products join Santillana’s digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana’s new line of strategic growth, Sistema UNO Internacional and Santillana Compartir.

·	In addition, work continues on developing digital-format educational materials and books for students and teachers. In nearly every country where it operates, the Group has moved to the forefront of this type of development with its digital book becoming a standard bearer in the market. Also, part of the Sistema UNO platform’s catalogue has been designed using iBooks author by Apple.

·	The General Editions Digital Catalogue has been further expanded for distribution through the Libranda digital distribution platform and through the major digital distributors. The digitization of Ediciones Generales’ content includes catalogues in Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

·	The maintenance and fostering of the “Tareas y Más” (Homework and More) website, which provides help for studying at home, received the award for the best "educational digital resource creation" at the SIMO Education trade fair.

·	The "Pupitre" (Desk) app received the TAP Innovation prize in the "children's apps" category.

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

We consider the following brands to be our most important: Prisa, El País, El País Digital, Cinco Días, AS, Plural, Canal+, Yomvi, TVI, Cadena SER, 40 Principales, Cadena Dial, Caracol Radio, Tropicana, Ke Buena, Santillana, Moderna, Alfaguara, Richmond English and Sistema UNO.

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

During the past three years, Prisa has faced two very different realities and economic environments on the back of its exposure to Iberia and Latin America.

Iberia has faced a constant deterioration of its economic environment, level of retail sales and advertising market. We highlight the fact that despite the negative overall performance of Spain and Portugal in 2013 (with GDP falling by 1.2% and 1.5% respectively) there is a clear change of trend observed throughout the year, with the GDP of both countries reducing its fall each quarter, and in the case of Portugal growing in the fourth quarter of the year (according to the estimate of public sources such as INE or the Bank of Portugal). Public sources expect the change in trend to continue in 2014 and GDP in both Spain and Portugal to grow by some 0.5% and 0.8% respectively.

The communication services sector to which Prisa is exposed is very sensitive to the evolution of the main macro-economic variables (GDP, retail consumption) and especially to the advertising cycle. Advertising investment in Spain has fallen for each of the last three years by 7%, 18% and 10% in 2011, 2012 and 2013 respectively. However, like the economic environment, the advertising cycle has also shown a clear change in trend during 2013 where advertising spending in Spain has fallen by 16.8%, 13%, 3% and 1.7% in the first, second, third and fourth quarters of the year respectively. The Group’s exposure to the advertising market accounts for 20% of the Group’s revenues. In addition, the businesses exposed to advertising have a large portion of fixed costs and the reduction of advertising revenues (by 2.3% in 2013) has a large impact in their operating result, leading to a deterioration of operating margins and cash position.

Main market sources (i2P) expect the change in trend to continue through to 2014 and advertising spending in Spain to end 2014 with a growth of 1.3%.

Latin America has shown strong economic growth and already accounts for 67.5% of adjusted EBITDA. We highlight the negative FX impact on our businesses in Latin America, especially in the second half of 2013. This impact has been of €87 million in revenues and €24 million at adjusted EBITDA. Latin American revenues for the Group grew by 3.4% although at constant currency, this growth would have reached 15.3%.

In this environment Prisa has continued undertaking a strong effort in cost control which it began years ago, and improvement of its operating efficiency in all its business units, to further benefit from the expected recovery in the economic environment.

As a result of these trends, we have taken the following actions to allow us to respond flexibly and efficiently to changes in the business environment:

·	Focusing on businesses with higher growth potential.

·	Expansion outside of Spain and Portugal, specifically in Latin America.

·	Fostering and development of the digital business, in all business areas but especially in the education business through the development of our Digital Learning Systems.

·	Implementation of cost-cutting programs.

·	Approving several recapitalization transactions (2012) and the refinancing of the Group’s bank debt (2013) to improve the Group’s financial situation, achieving an adequate capital structure for the company, maintaining a coherent asset perimeter: with exposure to regions and businesses that offer growth and cash flow generation, and preserving operating synergies whilst achieving time and financial flexibility.

Focusing on Businesses with Higher Growth Potential

Prisa has solid businesses, which are more independent of the economic cycle and which continue to demonstrate their growth potential. Such is the case of the Education-Editorial business, which in 2013 represented 27% of the Group’s total revenues (28% in 2012, 26% in 2011). This business continues to show good growth potential ahead, especially in Latin America, where revenues have grown by 4.1%, despite the negative FX impact (at constant currency, revenues from Latin America in education would have grown by 17.2%).

The development of new business lines since 2011, such as the design and commercialization of Education and teaching Systems, was successful and opened new growth perspectives in the education sector, especially in countries such as Colombia, Mexico and Brazil.

The other main source of growth for the Group in 2013 was the Pay TV business; Canal+ whose revenues represented 42.8% of the consolidated revenues. Following the agreement signed in August 2012 for the exploitation of football rights of Spanish Liga (first and second division) and Copa del Rey for the coming three seasons, together with the Champions League rights which were acquired in February 2011, we believe Canal+ offers the best football content of its history.

The new agreement substantially improved the quality of football content offered, allowed exclusive multi-distribution of content through other pay TV operators, and provided exclusivity in bars and public spaces. This agreement has led to a different commercialization of football rights compared to that of previous seasons.

The above change in conditions should have led to very strong growth in the key operating indicators of the pay TV business, however, during 2013 these have been negatively affected by the weakness of the Spanish economic environment and domestic consumption, the VAT increase for Pay TV from 8% to 21% which took place in September 2012, and the change in the commercialization model of football content. This situation especially impacted the number of satellite subscribers which fell by 99,179 in 2013, and the wholesale subscribers which fell by 1,593, both of which were partly offset by the growth in OTT subscribers which grew by 14,566 in 2013.

The new exploitation agreement implies an strong increase of costs which must be offset going forward by the multi-distribution agreements and a necessary increase in the subscriber base. It is important to highlight that in this scenario, Canal+ has continued to increase its market share which (according to internal estimates) has reached 44.3% in the fourth quarter of 2013.

Expansion Outside of Spain

We enhanced our presence outside of Spain in 2013. This sector accounted for 34.4% of total operating income (revenues) (2012: 34.3%, 2011: 32%). We seek to continue our expansion outside of Spain in order to diversify country risk.

Latin American revenues showed an increase of 3.4% during 2013, accounting for 27.7% of total operating income (revenues) (2012: 27.4%, 2011: 24%), supported by the positive performance of the Radio business and of the Education business. We highlight the negative impact the FX has had on the Groups revenues from Latin America. At constant currency, revenues from Latin America would have grown by 15.3% in 2013. Latin America adjusted EBITDA also showed an important growth, of 6.2% in 2013, accounting for 67.5% of total adjusted EBITDA (2012: 44.1%, 2011: 39%). At constant currency, adjusted EBITDA from Latin America would have grown by 19.2%.

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

In connection with our ongoing strategic effort, we have taken the following steps:

●	In 2013, in the Press segment, in order to improve the experience of our readers, we have strengthened our content management system (Elpais.com, As.com, Cincodias.com).

●	In 2013, in addition to the above, and in view of the fast growth in mobility, we carried out in-depth work to develop mobile apps, with the following objectives:

a)	To improve our current presence: we updated and improved the apps for the various mobile devices (smartphones and tablets), reaching 4.8 million downloaded apps (2.5 million for El País, 2.1 million for As and 0.2 million for Cinco Días). Although 58% of the total downloads were for iOS devices (iPhone and iPad), the fastest growth was in Android downloads during the year.

b)	To supplement the range of apps provided to our readers, in terms of both free and paid ones, with new services and content (e.g. El Viajero with El País and Trivias or Guía de la Liga with As).
Since it is of great importance for us to know our customers and for the stakeholders to know Prisa Noticias' strategy, in 2013 we started the project to develop a customer relationship management (CRM) solution for the brands operating within Prisa Noticias. The ultimate objective is to generate a value proposal that improves the volume of subscribers and their revenues as well as to steer our commercial strategy towards our end-customer.

·	In November 2013, El País launched its Brazilian edition in Sao Paulo, offering Portuguese speaking readers access to international as well as domestic news.

·	In 2013, in the context of the international expansion of our Digital press segment, Meristation Mexico was launched, aimed at the video gaming community.

·	In 2012, all the web pages of Prisa Press enjoyed significant increases in visitors. We highlight the stabilization of El País as absolute leader in its sector.

●	In June 2012, we launched El Huffington Post, born from an agreement between Prisa and AOL to create a place in the Spanish market where users will find the daily news as well as last minute newsflow, scientific, political, activist, cinema and other relevant blogs, from prestigious bloggers. El Huffington Post is present in a niche market, which is not occupied by other web pages, which is confirmed by the constant monthly growth in visitors.

●	In 2011, the Press division launched, together with media company Vocento, “Kiosko y Mas”, a subscriber based digital distribution of generalist and specialist, national and regional newspapers and magazines which customers can access from their computers or portable devices (tablets and smartphones).

●	In 2013, the Radio segment’s objectives were to improve the products that had been launched and create and expand the Group's digital portfolio (both web and mobile).

In July, we began to define, design and develop the new website for 40 Principales España, which will be the forerunner for a major project that will update the group's music websites, including those in Latin America. The objective is to build a more modern and attractive website that creates user loyalty by increasing the number of page views and boosting profits, with a complete digital focus so that users can check it on any device.  We also continued researching and trying out numerous tools to enable our writers to be more flexible and faster in the digital world. We signed an agreement with ScribbleLive, a real-time engagement platform.

The radio area also focused on operating systems other than iOS and Android such as BlackBerry 10 by developing apps for 40 Principales, Cadena Ser and Máxima in Spain. After our success and positioning in Spain and as a result of the agreements signed with BlackBerry, we took this experience to Latin America, where we launched this with the main radio stations in Chile and began to develop this in Argentina.

We devoted considerable efforts to creating a digital product at local level by digitizing festivity guides such as Easter, the Bull-fighting season, the Pilar fiestas and Christmas; these guides will be available in both Apple Store and Google Play and can be customized by the local radio stations that request this.

In radio broadcasting, 2013 was the first year of our four-year plan to develop and implement a new technological environment based on the Dalet HD platform, which will provide a greater online service offering, a new centralized broadcast monitoring management, a multichannel signal treatment capacity and the integration of multimedia content with advertising synchronization.

●	Our international radio presence has boosted the launch of new sites associated with brands, increasing the signal via streaming. Live events have received support from the inclusion of new technology for producing and streaming broadcasts, increasing their potential profitability. The “Premios Los 40 Principales” awards reached 444,000 viewers on TV (Divinity Channel) and had a very strong social impact generating most of Twitter trending topics of the day and reaching close to 4.8 million unique users in social networks during the day.

●	In 2013, in the Education segment, the Group has also continued working on incorporating new technologies into content development. The most significant initiatives were:

a)	Dynamisation of a teachers’ social networking site, IneveryCREA. This site, which is aimed at the entire Spanish and Latin American K-12 teaching community, facilitates the exchange of ideas and the dissemination of best practices and classroom experiences. It serves as a point of contact between the publisher and teachers by applying the most advanced web2.0 technology (semantic web, data structuring, linking of open source content).

b)	The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market). Both products join Santillana’s digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana’s new line of strategic growth, Sistema UNO Internacional and Santillana Compartir.

c)	In addition, work continues on developing digital-format educational materials and books for students and teachers. In nearly every country where it operates, the Group has moved to the forefront of this type of developments with its digital book becoming a standard bearer in the market. Also, part of the Sistema UNO platform’s catalogue has been designed using iBooks author by Apple.

d)	The General Editions Digital Catalogue has been further expanded for distribution through the Libranda digital distribution platform and through the major digital distributors. The digitization of Ediciones Generales’ content includes catalogs in Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

e)	The maintenance and fostering of the “Tareas y Más” (Homework and More) website, which provides help for studying at home, received the award for the best "educational digital resource creation" at the SIMO Education trade fair.

f)	The "Pupitre" (Desk) app received the TAP Innovation prize in the "children's apps" category.

●
Books and educational materials in digital format, are designed for students as well as teachers. In almost all the countries in which we operate, we are leaders in this type of development. In 2011, Santillana launched the new Learning Systems (Sistema UNO Internacional), to help teachers and parents follow up on the progress of the students, in Mexico, where we believe it was very successful. We launched Sistema UNO Internacional in Brazil and Colombia in 2012, with very good acceptance.

●	Other digital developments undertaken in Santillana’s business in 2012, were:

a)	In General Editions: Digital versions of both back-list and new releases, for distribution on the Libranda digital distribution platform and distribution agreements were reached with Google, Barnes & Noble, Kobo, Overdrive, Baker & Taylor and Booquo.

b)	In Santillana Digital Business: the launch of an internal pilot of Edusfera, an educational digital store and the launch in Spain of Tareas y Más, a site with thousands of digital resources for easy homework help. Contents are organized around four main subjects: mathematics, Spanish as first language, physics and chemistry. In addition, Santillana signed an agreement with the educational video platform Twig, a cobranded portal with one thousand science videos for secondary level students (Physics, Chemistry, Biology). Finally InveryCREA, Santillana social network for teachers went on getting registered users in Spain and launched in Argentina. Its technology was also used to create RED UNO, Sistema Uno Internacional social network.

●	In 2013, Prisa Televisión consolidated its digital multi-device experience of its satellite subscribers through Yomvi (explained below). Yomvi offers its clients a flat fee (clients can view as much cinema and series as they wish from the content included in their fee), “Taquilla” or pay-per-view content (clients can pay for what they watch), Live TV on Streaming and new football content was added in 2012. This offer is both online and multi-device.

●	In 2012, Prisa Televisión launched Canal+ “a-la-carta” (VOD), making it possible to download Canal+ contents (movies, series, documentaries) in iPlus at the subscribers’ choice, regardless of whether the show is currently being broadcast. This option has continued to be available to customers in 2013, including the recently launched Canal+ Series channel.

●	In 2011, Prisa launched “Planeo”, a web based discount seller with offers in travel, health and beauty, restaurants and sports events in various different Spanish and Portuguese cities, which can be accessed through computer or portable devices (computers and smartphones). In 2012, Planeo reached close to 1,221,000 registered users. In 2013, Planeo was integrated with Offerum, S.L., one of the leading discount sales companies in Spain, with a 15% stake in the Group.

Activity in the Group’s Digital area grew during 2013, when its revenues increased by 43.8%, with improvements in its advertising results (by 10%) and digital products (by over 140%). Also, a reflection of the digital development was the important increase in traffic in the web sites of the company’s business lines, which grew by 17% reaching 83.7 million monthly average unique browsers. The company continues with its digital development in all its business units, with a very consumer-oriented model.

Cost Containment and Investment Program

In the current economic environment, the effort in cost control and improvement of operating efficiency are of vital importance to maintain the necessary liquidity and profitability of the Group. Cost containment began already in 2009 has continued ever since. Throughout 2013 and due to the deterioration of the economic environment and of consumption in Spain and Portugal, and despite the initial signs of a change in trend, a strong effort in cost control has been undertaken in all of the Group’s business lines. Total expenses excluding amortizations and provisions grew by 8.57% mainly on the back of the strong increase in the cost of football rights. If adjusted by one-offs and the impact of the new agreement of football rights, expenses would have fallen by 4.6%, including an 8.7% fall in Spain and a 2.1% growth in Latin America.

Debt Refinancing Agreement

The Group has undertaken a negotiation process during 2013 to achieve the refinancing of its bank debt. The main objectives of the refinancing process were to achieve an adequate capital structure mid/term for the company (eliminating the financial pressure caused by the interest payments and better aligning the debt to the business units’ cash flow generation), to maintain a coherent asset perimeter (with exposure to regions and businesses which offer growth and cash flow generation, and preserving operating synergies) and to achieve time and financial flexibility for the Group. (See Item 5.B “Liquidity and Capital Resources- Bank Borrowings”).

E.	Off-Balance Sheet Arrangements

At December 31, 2013, we had furnished bank guarantees amounting to €199 million mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (€37 million), litigation for football rights (€50 million) and acquisition of football rights (€91 million).

On June 15, 2011, we furnished a first-call guarantee for up to $40 million regarding payment obligations set forth in two contracts signed between DTS and Cisco Systems Capital Spain, S.L. The contracts consist of a revolving lease, for $80 million, and a credit agreement, for $2 million, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

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

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS.  The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2013 was €21 million.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of €6 million covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Company’s directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

F.	Contractual Obligations and Commitments

Our obligations under firm contractual arrangements as of December 31, 2013 are summarized below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(thousands of euros)
Financial debt	3,401,082	162,227	427,764	614,791	2,196,300
Cash interest obligations on financial debt (1)	603,369	132,850	214,444	128,774	127,301
Cash receipts/payments on derivative financial instruments (2)	2,778	2,213	565	—	—
Operating leases (3)	970,302	83,174	154,441	150,920	581,767
Future commitments (4)	1,437,360	875,938	471,271	53,564	36,587
Guarantees (5)	205,120	91,459	6,465	—	107,196
Other long-term liabilities (6)	70,128	—	—	—	70,128
Total	6,690,139	1,347,861	1,274,950	948,049	3,119,279

(1)	Interest obligations on long-term debt represent an estimate of future cash interest expenses based on current interest rates, current debt levels and scheduled debt repayments.

(2)	Cash receipts and payments on derivative financial instruments represent an estimate of future cash receipts and payments based on current expectations of interest rate levels and foreign exchange rates.

(3)	Operating leases includes the minimum lease payments arising from several assets and services used by us. The most significant ones are the buildings in Gran Vía 32, Miguel Yuste, Caspe and Tres Cantos, the provision of analog, digital terrestrial and satellite broadcasting services and radio broadcasting services (the most significant lease relates to Media Latina).

(4)	Future commitments represent an estimate of contractual commitments of DTS and Media Capital with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. In addition, it includes the payments required under the agreement between us and Indra for provision of global IT services by Indra for seven years from December 2009. Also, it includes commitments derived from the agreement reached with 3i Group, plc.

(5)	Guarantees with undetermined expiration are included in the more than five years due period.

(6)	Other long-term liabilities includes long-term provisions for taxes related to the estimated amount of tax debts arising from tax audits of various Prisa companies in process as of December 31, 2012. As the expiration date is undetermined, this amount is included in the more than five years due period.

Additionally we have registered  €104 million in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as €4 million in liability corresponding to the Telefónica coupon payable in July 2014.

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

In April 2013 Mr Matías Cortés Dominguez tendered his resignation as Director, in December 2013 Mr Martin Franklin and Mr Harry Sloan tendered their resignations as Directors and in March 2014 Mr Nicolas Berggruen also tendered his resignation as Director.

In order to fill vacancies on the board, the board of directors in the exercise of its powers of co-optation (an ability of the board of directors conferred by law to appoint directors in the case of a vacancy due to the death, resignation or removal of directors) has appointed  Mr Claudio Boada Pallerés (in the meeting held on December 18, 2013), Mr. John Paton and Mr Roberto Lázaro Alcántara Rojas (the latter two were appointed in the meeting held on February 24, 2014). These appointments have been ratified at the General Shareholders Meeting held on April 28, 2013.  Mr Boada and Mr Paton have been appointed as independent directors and Mr Alcántara has been ratified as proprietary director (-see Shareholders Agreement of Prisa in section E- Share Ownership-).

The Extraordinary Shareholders Meeting held on December 10, 2013 set the number of members on the board of directors at 16 and the board is currently composed of 15 directors.

As of the date of this report , the directors of Prisa are the following:

Name	Age	Position on the Board	Date of Initial Appointment	Date Current Term Ends(1)
Juan Luis Cebrián Echarri (5)	69	Executive Chairman (executive)	June 15, 1983	November 27, 2015
Manuel Polanco Moreno (5)	53	Deputy Chairman (executive) (2)	April 19, 2001	November 27, 2015
Fernando Abril-Martorell (5)	51	Co-Chief Executive Officer (executive)	June 24, 2011	June 24, 2016
Roberto Lázaro Alcántara Rojas (4) (5)	64	Director (proprietary)	February 24, 2014	April 28, 2019
Juan Arena de la Mora (6)	70	Director (independent)	November 27, 2010	November 27, 2015

Arianna Huffington (8)	63	Director (independent)	October 24, 2012	June 22, 2018
José Luis Leal Maldonado (8)	74	Director (independent)	October 24, 2012	June 22, 2018
Gregorio Marañón y Bertrán de Lis (5) (7)	71	Director (independent)	June 15, 1983	November 27, 2015
Alain Minc (5) (6) (7)	64	Director (independent)	November 27, 2010	November 27, 2015
Agnés Noguera Borel (7) (8)	50	Director (proprietary) (3)	April 20, 2006	November 27, 2015
John Paton	56	Director (independent)	February 24, 2014	April 28, 2019
Borja Jesús Pérez Arauna (7)	45	Director (proprietary) (2)	May 18, 2000	November 27, 2015
Emmanuel Roman (6)	50	Director (independent)	November 27, 2010	November 27, 2015
Ernesto Zedillo Ponce de León (8)	62	Director (independent)	November 27, 2010	November 27, 2015
Claudio Boada Pallerés (6)	61	Director (independent)	December 18, 2013	April 28, 2019
Antonio García-Mon Marañés (9)	47	Non-Director Secretary	February 27, 2013
Teresa Díez-Picazo Jiménez (10)	47	Non-Director Deputy Secretary	May 8, 2013

(1)	Pursuant to Article 18 of our bylaws, directors serve five year terms, or until their earlier resignation. However, pursuant to Article 145.1 of the Spanish Commercial Registry Regulations, a director’s board membership lapses when, subsequent to the expiration of the director’s term, the first of the following events occurs: (i) the general shareholders’ meeting is held, or (ii) when the statutory period for holding the general shareholders meeting for the appointment of directors has passed, which is six months following the end of our fiscal year.

(2)	Nominated by Timón, S.A., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, Maria Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno, i.e., Jaime, Lucía, Isabel and Marta López Polanco.

Mr. Manuel Polanco is an external-proprietary director, having been appointed by Timón, S.A. and, likewise, is an executive director.

(3)	Nominated by Promotora de Publicaciones, S.L., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno, i.e., Jaime, Lucía, Isabel and Marta López Polanco.

(4)	Roberto Lázaro Alcantara Rojas was initially appointed as independent director by the Board of Directors in February 2014 and then, at the proposal of the Board of Directors, was ratified as proprietary director at the General Shareholders Meeting held on April 28, 2014 (see Shareholders Agreement of Prisa in section E- Share Ownersip-).

(5)	Member of the delegated committee.

(6)	Member of the audit committee.

(7)	Member of the nomination and compensation committee.

(8)	Member of the corporate governance committee.

(9)
Mr Iñigo Dago Elorza resigned as General Secretary and Secretary of the Board on February 27, 2013. In the same date Mr. Antonio García-Mon Marañés was appointed General Secretary and Secretary of the Board.

(10)	Mr Carlos Ulecia Palacios resigned as Deputy Secretary of the Board on May 8, 2013. In the same date Mrs. Teresa Diez -Picazo Giménez was appointed Deputy Secretary.

Juan Luis Cebrián Echarri is Executive Chairman of Grupo Prisa, chairman of its delegated committee and chairman of Diario El País and of Ediciones El País, and a writer and member of the Spanish Royal Academy. He is a member of the board of Le Monde and Mediaset Spain. He has served as CEO of Grupo Prisa since November 1988. He also served as CEO of Sogecable from its founding in 1989 through 1999. Mr. Cebrián is graduated in Journalism by the Complutense University in Madrid, where he studied  Philosophy, as well as Journalism  in the Madrid Official School of Journalism (1960-1963). He was a founding member of the political magazine Cuadernos para el Diálogo  and worked as senior reporter and deputy editor in chief of the Pueblo and Informaciones de Madrid, daily newspapers, from 1963 to 1975. He also has been head of news for Televisión Española. Mr. Cebrián is the founding editor of the daily newspaper El País, which he edited from 1976 to November 1988, becoming  his publisher. From 1986 to 1988 he was also the chairman of the International Press Institute (I.P.I). He served on the board of Bankinter as advisory member. Honored by the universities of Missouri (Distinguished Services in Journalism), Veracruz (México), La Plata (Argentina) Chile and Dominican Republic, is Chevalier de l’Ordre des Arts et des Lettres de France. A writer and author of fiction and essay, he has published 19 books, in ten different languages.

Manuel Polanco Moreno is Deputy Chairman of Prisa and Chairman of DTS, Distribuidora de Televisión Digital, S.A. (“DTS”). Mr. Polanco holds a degree in Business and Economic Sciences from the Universidad Autónoma de Madrid, where he specialized in International Finance. Mr. Polanco, who has spent his entire professional career at Prisa, has held roles in almost all of our business lines, including publishing, advertising, audiovisual media and written press. In 1991, he was charged with managing Santillana Chile; he also assumed responsibility for Santillana Perъ in 1992, which he managed simultaneously until 1993, when he moved to Mexico City to become the general manager of the daily newspaper La Prensa and to establish the American edition of El Paнs. In 1996, Mr. Polanco was named head of international management for the Grupo Editorial Santillana in the United States, based in Miami, with responsibility for the 21 companies located in Latin America and the United States. Upon his return to Spain in 1999, he was appointed chairman of Gerencia de Medios (GDM), the first multimedia sales head office in Spain and a pioneer in advertising sales. Soon thereafter, he was appointed chairman of Grupo Empresarial de Medios Impresos (GMI), the umbrella organization for all regional and specialized press at Prisa. In 2001, upon the consolidation of GMI into the Spanish Media Business Unit, Mr. Polanco became the assistant manager of the consolidated entity, in addition to his other responsibilities. In 2005 he was appointed CEO of the Portuguese media group, Media Capital, a position he left at the beginning of 2009 when he was named general manager of Prisa. Mr. Polanco was the general manager of Prisa in 2009 and 2010, when he was appointed Chairman of Prisa Televisión. He has been a Prisa Executive Director since 2001 and a member of its delegated committee since 2008. He is Deputy Chairman of the company Timón, and director of Rucandio and the Portuguese media company Media Capital. Since 2010 he has been Vice President of Mediaset España and  member of its Executive Committee.”

Fernando Abril-Martorell  is co- Chief Executive Officer of Prisa and a member of its delegated committee. He has two degrees in Law and Business Administration from ICADE (Madrid). Mr. Abril-Martorell joined Prisa as Co-Chief Executive Officer and Chief Financial Officer in 2011 and since July 2012 has been Co-Chief Executive Officer of Prisa since July 2012. Prior to his appointment, he worked at Credit Suisse where he was CEO of Credit Suisse Spain and Portugal. Mr. Abril-Martorell joined Telefónica as CFO in 1997 and became CEO in 2000, a post he held until 2003. During his tenure at Telefónica, Mr. Abril-Martorell participated in the company’s privatization and oversaw its evolution into a global powerhouse with international growth in Latin America as well as various successful capital market transactions. Mr. Abril-Martorell has extensive financial experience, as, in addition to his six years heading up Credit Suisse, he held the positions of Managing Director and Treasurer of JP Morgan in Spain over a ten-year period, prior to joining Telefónica.

Roberto Alcántara Rojas is proprietary director of Prisa and member of its Delegated Commission. Alcántara is a businessman involved in the long-haul transport sector, and is owner and president of Toluca Group and the low-cost airline VivaAerobus, which he founded in 2006 with the Irish carrier Ryanair. He is the controlling shareholder and chairman of the board of directors of the consortium Iamsa – Investors in Mexican Transport – which encompasses the five largest bus companies in Mexico. Between 1991 and 1999 he was Chairman of the board of directors of BanCrecer, SA. Mr. Alcántara has also been included in the list of Top 100 Mexican executives, produced annually by CNN.

Juan Arena de la Mora is an independent director of Prisa and serves as chairman of the audit committee. Born in Mexico City in 1943, Mr. Arena holds a doctorate in Electromechanical Engineering from the ICAI, a degree in Business Administration from the ICADE, a diploma in Public Finance Studies, a degree in Developmental Child Psychology, and has completed the Advanced Management Program (AMP) at Harvard Business School. Mr. Arena joined Bankinter in 1970, where he held a number of posts. In 1985 he was appointed Managing Director, in 1987 he joined the board, in 1993 he was appointed Chief Executive Officer and from March 2002 to April 2007 he was the company’s president. During the 2009-2010 academic year he was a professor at Harvard Business School. He currently sits on the boards of Ferrovial, Laboratorios Almirall, Everis, Panda and Sol Meliá. He is chairman of the Advisory Board at Consulnor, as well as Marsh and a member of the Advisory Board of Spencer Stuart. He is President of the Fundación SERES, a foundation for corporate social responsibility. He is also President of the Professional Council of ESADE, a member of the European Advisory Board of the Harvard Business School and the board of directors of Deusto Business School. He was awarded the Grand Cross of the Order of Civil Merit for his work on the Special Commission for Investigation into the Development of the Information Society (the “Soto Commission”).

Claudio Boada Pallerés is an independent director of Prisa and is member of the audit committee. Mr Boada holds a B.S. Industrial Engineering from Universidad Politécnica de Madrid and an MBA from the University of Southern California. He worked at Banco de Bilbao, at Dillon Read Overseas Corporation (London), and in 1986 he was General Manager of Banco de Progreso (March Group). For 15 years he was Managing Director at Lehman Brothers, responsible for the Spanish and Portuguese businesses and member of its European Investment Banking Committee. He became Chairman of Lehman Brothers of the Iberia Region for Investment Banking, Private Banking and Private Equity businesses from 2000 to 2004. Currently he is Chairman of the Advisory Board of Abantia Ticsa, whose activity is installation and maintenance of industrial facilities and board member of Abantia Empresarial, board member of Aegon España, Chairman of the Advisory Board of SAP España, Senior Advisor for Spain & Portugal of Blackstone, and of HSBC where he is also member of the European Advisory board of the Bank.

He is a board member of Asociación para el Progreso de la Dirección (APD), and also Honorary Chairman of Circulo de Empresarios since March 2012, after chairing the Institution for 8 years. Círculo de Empresarios is a private business organization, which acts as a think tank, with over 200 members who include CEOs and/or owners of major corporations in Spain as well as multinational companies with presence in Spain.  He is a member of the Advisory Board of Instituto Franklin and founding member of Fundación Créate. He was distinguished in 2005 by the Madrid Official Association of Industrial Engineers as “Engineer of the Year”.

Arianna Huffington is the chair, president, and editor-in-chief of the Huffington Post Media Group, a nationally syndicated columnist, and author of 13 books. In May 2005, she launched The Huffington Post, a news and blog site that quickly became one of the most widely-read, linked to, and frequently-cited media brands on the Internet. In 2012, the site won a Pulitzer Prize for national reporting. In 2006, and again in 2011, she was named to the Time 100, Time Magazine's list of the world’s 100 most influential people. Originally from Greece, she moved to England when she was 16 and graduated from Cambridge University with an M.A. in Economics. At 21, she became president of the famed debating society, the Cambridge Union. In October 2012 Huffington was appointed to serve on the board of Prisa. She is an independent director of Prisa and is a member of its Corporate Governance Committee.

José Luis Leal Maldonado is an independent director of Prisa. He holds a Law degree from the University of Madrid and another in Political Science from the University of Geneva. He is also certified in Statistics by the Statistical Institute of the University of Paris and has a PhD in Economics from the Sorbonne. He is currently President of the Fundación Acción Contra El Hambre  (Action Against Hunger Foundation), the Fundación Trabajadores de la Siderurgia Integral (Steelworkers Foundation), Vice President of the Fernando Abril Martorell Foundation and member of the Board of Trustees of both the Dukes of Soria and Euroamerica Foundations. From 1972 to 1977 he worked at the OECD in Paris. In 1977 he was appointed Director General of Economic Policy in the government of Adolfo Suarez. In 1978 he was made responsible for the State Secretariat for Economic Planning and Coordination. A year later, he was appointed Minister of Finance, a position he held until September 1980. From 1980 to 1990 he was an advisor to the President of the Banco de Vizcaya. From 1986 to 2001 he chaired the board of the University of Alcalá de Henares. Between 1990 and 2006 he was President of the Spanish Banking Association. He joined the board of directors of Prisa in October 2012 and is a member of its Corporate Governance Committee.

Gregorio Marañón y Bertrán de Lis, marqués de Marañón, is an independent director of Prisa. He holds a degree in Law from the Universidad Complutense de Madrid and completed the Executive Management Program at IESE. He has extensive experience in both legal practice and the financial industry. He was general manager of Banco Urquijo from 1975 to 1982, chairman of Banif from 1982 to 1984, a director of Argentaria and a director of BBVA. He is the chairman of the board of directors of Logista, Roche Farma, and Universal Music Spain. He is also a member of the board of directors of Viscofan and Altadis, as well as the chairman of the Advisory Board of Spencer Stuart, and a member of the Advisory Boards of Vodafone and Aguirre & Newman. Since 1983 he has been a director of Prisa, and is also a member of its delegated committee and chairman of its nomination and compensation committee. He is President of the Teatro Real (National Opera Home of Madrid). He holds the Gran Cruz de Alfonso X el Sabio and is an officer of the French National Order of the Legion of Honor. He is member of the Real Academia de Bellas Artes of San Fernando.

Alain Minc is an independent director of Prisa and is a member of its delegated committee,  its audit committee and of  nomination and compensation committee. Mr. Minc was born in Paris on April 15, 1949. Mr Minc is a graduate of the Ecole des Mines de Paris and ENA. After serving as Inspecteur des Finances, he joined Compagnie de Saint-Gobain in 1979 as Chief Financial Officer. In 1986, he became Vice-Chairman of CIR International (Compagnie Industriali Riunite International) and General Manager of Cerus (Compagnies Européennes Réunies). In 1991, Mr Minc founded his own consulting firm, AM Conseil. He has been a board member of numerous companies and the chairman of the supervisory board of Le Monde, (1994 to 2008). Mr. Minc has been a Director and a member of the Audit Committee of CaixaBank since 2007. He has been Chairman of SANEF since December 2011. He is Commandeur de la Légion d’Honneur. Alain Minc has written more than 30 books since 1978.

Agnes Noguera Borel is a proprietary director of Prisa. She holds degrees in Law and Art History from the Universidad de Valencia–Estudi General, a diploma in Gemology from the Universidad de Barcelona and is a chartered financial analyst (member of the Spanish Institute of Financial Analysts). Ms. Noguera has held a number of management positions in various companies and in various industries. In 2005 she was named CEO of Libertas 7, S.A., an investment and real estate development company, where she had been a director since 1988. She also represents Libertas 7, S.A. on the board of directors of Compañía Levantina de Edificación y Obras Públicas. Ms. Noguera is also a member of the board of Adolfo Domínguez (representing Luxury Liberty). She joined the board of directors of Prisa in 2006 and is a member of its nomination and compensation committee and of its corporate governance committee. She is a member of Fundación Etnor para la Ética de los Negocios y las Organizaciones. In 1997, she was appointed a trustee of the Valencian Foundations Libertas 7.

John Paton is an independent director of Prisa. He is CEO of Digital First Media, the second largest newspaper group in the United States, and the eighth-ranking news group in terms of Internet audiences, producing a total of 75 newspapers and 800 digital and online products. The group has more than 10,000 employees and serves 61 million customers per month. He has been a member of the board of directors of El País since May 2013. Mr Paton has developed a successful career in the newspaper sector, where he has been responsible for both print and online publications in the U.S., Canada, France and Spain. In 1998 he made his first foray into the Internet. He went on to direct the news portal, canoe.com, an icon of digital media in his adopted country, Canada. He is cofounder of Impremedia, the largest news and information company for Hispanics in the US. In April 2009 he was named Publisher of the Year by Editor & Publisher. He is a member of the Board of Advisors for the City University of New York Graduate School of Journalism. Mr. Paton is a graduate of Ryerson University’s journalism program and has completed the Finance for Senior Executives Program at the Harvard University Graduate School of Business Administration.

Borja Jesús Pérez Arauna is a proprietary director of Prisa. He has a degree in Economics and Business Studies from the Universidad Complutense de Madrid and an MBA from the Instituto de Empresa de Madrid. He has been a director of Prisa since 2000 and is a member of its nomination and compensation committee. Mr. Pérez Arauna joined Timón in 1995 as investments manager and currently is the vice-chairman  and general manager of Timón, joint and several director of Promotora de Publicaciones and Asgard Inversiones and director of Otnas Inversiones. Mr Pérez Arauna is also the chairman of Qualitas Equity Partners and a director of Qualitas Venture Capital.

Emmanuel Roman is an independent director of Prisa and is a member of its delegated committee and of its audit committee. Emmanuel Roman was awarded an MBA. in Finance and Econometrics from the University of Chicago in 1987 and a bachelor’s degree from the University of Paris in 1985. Mr. Roman began his career in 1987 at Goldman Sachs International Limited where, over the years, he worked in the Fixed Income, Investment Banking and Capital Markets areas and where in 1991 he became the co-head of Worldwide Equity Derivatives. In 1996 Emmanuel became a Managing Director of Goldman Sachs International Limited and in 1998 he was elected as a partner. In 2001 he was appointed co-head of Worldwide Global Securities Services and in 2003 he also became co-head of the European Equities Division. In September 2005, after 18 years at Goldman Sachs International Limited, Emmanuel joined GLG Partners LP as a co-CEO where he focuses primarily on expanding the business, marketing, risk management, operations, technology and compliance. In October 2010, on completion of the acquisition of GLG by MAN, Emmanuel also became the COO of MAN, a group-wide role with prime responsibility for integrating the GLG acquisition. He is also the key link between the sales, investment, product development and operational sides of the combined business. He joined the board of MAN in May 2011 and was appointed President & COO of MAN in July 2012.

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

Antonio García-Mon Marañes has served as General Counsel and non-director Secretary of the board of Prisa since February 2013. He holds a law degree by the Complutense University of Madrid and a special degree in European Law by the Institute of European Studies of the University of Brussels. He started his career as a lawyer in Garrigues, where he worked in the competition and EEC Law Department in Madrid and Brussels. In 1999 he joined Correos as subdirector of the law department. In 2000 he joined the Legal Department in Prisa, where he worked in different areas being responsible in particular of antitrust and regulatory matters. In 2009 he joined Sogecable (today Prisa Televisión) as Director of the Legal Department. In 2010 he was appointed Secretary of the board of Prisa Televisión and CANAL+, and in 2011, General Counsel.

Teresa Díez-Picazo holds a law degree from the Autonomous University of Madrid and is a member of the Bar Association of Madrid. She began her career in the legal department of the General Secretariat of Banco Central Hispanoamericano. In 1999 she joined Banco Santander’s Industrial Division as legal counsel, where she headed the legal department from January 2004 to September 2006. From January 2007, she has practiced as a freelance lawyer, and was working with the family firm Díez-Picazo, SLP before joining Prisa. She has been collaborating with Prisa Televisión, SAU, since February 2010, the time of the merger of Digital +, the sale of Cuatro and share sell-off to Telecinco and Telefonica.

The following table sets forth certain information with respect to the executive officers of Prisa, as of December 31, 2013. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid, Spain.

Name	Position	Position Since
Javier Lázaro Rodriguez (1)	Chief Financial Officer (CFO) of Prisa	September 2012
Fernando Martinez Albacete (1)	Director of Strategic Planning, Management Control and Budgeting at Prisa	April 2011
José Luis Sainz (1)	Executive Chairman of Prisa Noticias, CEO of El País and CEO of Prisa Radio.	April 2011
Miguel Angel Cayuela (1)	Chief Executive Officer Santillana	April 2008
Pedro García Guillén (1)	Chief Executive Officer Prisa Televisión	March 2009
Antonio García-Mon Marañes (1)	General Secretary	February 2013
Andrés Cardó (1)	International Managing Director for Prisa Radio	September 2012
Bárbara Manrique (1)	Corporate Communications, Marketing and External Relations Director	October 2007
Oscar Gómez Barbero	Director of Organization, Resources and Technology.	February 2009
Virginia Fernández Iribarnegaray	Internal Audit Manager	May 2007

(1)	Member of the Business and Management Committee.

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

Fernando Martinez Albacete  is Director of Strategic Planning, Management Control and Budgeting at Prisa. He holds a degree in Economics and Business Administration from the Universidad Pontificia de Comillas (ICADE). He began his professional career in the Finance Department of Prisa, where he assumed control and investment project evaluation responsibilities. He had previously collaborated with The Santillana Group. In 1998 he was appointed head of Planning and Control at Sogecable, and a year later, became director of Investor Relations following its initial public offering. In 2001 he assumed responsibility for Sogecable’s Finance Department. In 2005 he was appointed Chief Financial Officer of Sogecable. In 2009, after Prisa’s takeover of Sogecable he was appointed Secretary General of Prisa, with responsibility over its M&A activity. From 2011 to September 2012 he was Director of Corporate Development of Prisa. Since September 2012 he has served as Director of Strategic Planning, Management Control and Budgeting at Prisa. He is member of the board of directors of  Digital +.

Jose Luis Sainz is Executive Chairman of Prisa Noticias, CEO of El País, and CEO of Prisa Radio and SER. He holds a degree in Law and Economics from Madrid’s Universidad Autónoma. He began his career at Arthur Andersen in 1985 with responsibilities for media consultancy and distribution. In 1989 he joined El País, where he held various management positions including Deputy Managing Director with direct responsibility for the commercial area until 1997, when he was appointed assistant general manager at Prisa. Mr. Sainz has also headed Cadena Ser and Union Radio. He has been CEO of Prisacom, and he also held the same position in Pretesa and Plural Entertainment, our audiovisual production divisions for film and television. In 2008 he was appointed general manager of national media at Grupo Vocento, a position he held until his return to Prisa in April 2011 as Executive Chairman of Prisa Noticias and CEO of El País. In October 2012 he was appointed CEO of Prisa Radio and SER. Sainz will combine his role as radio chief executive with his current responsibilities as head of Prisa Noticias.

Miguel Angel Cayuela serves as CEO of Santillana. An Economics graduate, Miguel Ángel Cayuela began his career at Santillana in 1985 in the area of market research and marketing. In 1991 he was named managing director of Santillana for Mexico. In 2003, he returned to Madrid to take on the post of COO. He was appointed CEO of Santillana in April 2008.

Pedro García Guillén serves as CEO of DTS Distribuidora de Televisión Digital (DTS). He holds a degree in Economics and Business Studies from Madrid’s Universidad Complutense. He began his career at Ford España and BMW Ibérica. In 1989, he joined Prisa where he performed a number of roles in the Finance Department. In 1995 he was appointed general manager of Cinco Días, and in 1999 became CEO of the newspapers AS and Cinco Días, the magazine publishing house PROGRESA and Grupo de Medios Impresos (GMI). In September 2000 he was appointed general manager of Diario El País where he remained until May 2009, when he became CEO of Prisa Televisión (that was absorbed by Prisa as a consequence of the merger by absorption resolved in June 2013). He has been CEO of DTS since May 2009.

Antonio García-Mon Marañes is general secretary of Prisa and legal department manager of Prisa. His biographical information is described above.

Andrés Cardó serves as International Managing Director for Prisa Radio. Mr. Cardó is an Economics and Humanities graduate from the Universidad Pontificia Católica de Perú. He studied Finance under the Business Administration Program at the Escuela Superior de Administración de Negocios (ESAN) in Lima. He also holds an MBA from Madrid’s IESE. He began his career at Prisa in 1990 at Santillana, and in 1994 he was put in charge of launching the company’s operations in Bolivia. In 2001 he became general manager of Santillana in Brazil, a post he held simultaneously after 2002 with that of general manager of Editorial Moderna and, after January 2009, with that of country manager in Brazil. He has represented the Fundación Santillana in Brazil since its foundation there in April 2008. He was appointed Director of Corporate Development and Marketing of Prisa in January 2010 and has been Chief Operations Officer since 2011. In October 2012 he was appointed International Managing Director - Prisa Radio. Within Prisa he serves on the boards of AS and Prisa Radio companies operating in the Americas

Bárbara Manrique de Lara serves as Corporate Communications & External Relations Director. She holds a degree in Spanish Philology from the Universidad Autónoma de Madrid, a Master’s Degree in Publishing from ICADE/Santillana Universidad and a Master’s Degree in Communications and Marketing from ESIC. She began her professional career at the chain of bookstores Crisol, and in 2000 became Press Manager at the publishing houses Taurus and Alfaguara Infantil y Juvenil, owned by Grupo Santillana. In May 2005 she was appointed Communications Director of the Atman Foundation, before becoming Managing Director of the foundation in 2006. In 2007 she became Corporate Communications Director at Prisa. Manrique de Lara is member of the European Association of Communication Directors and, since 2003, she has also  lectured in Communications and Marketing on the Master’s in Publishing program at the Instituto Universitario de Postgrado, , a postgraduate institute in which three prestigious Spanish state universities participate (Universidad de Alicante, Universidad Autónoma de Barcelona y Universidad Carlos III de Madrid) in collaboration with Santillana Formación. In 2011 she was included in the “Top 100 Women Leaders in Spain” in the category of communications, alongside prominent figures from the worlds of politics, culture and business.

Oscar Gómez serves as chief of Organization, Resources and Technology at Prisa. He holds a degree in Information Technology and an MBA from the Universidad de Deusto, and has wide-ranging professional experience. He began his career at PriceWaterhouseCoopers as Information Technology Manager and in 1991 was appointed managing partner of Corporación IBV-Landata Telecom. In 1994, he joined Ferrocarriles Vascos as Manager of Operations, and in 1996 was named Director of Organization and Human Resources prior to becoming the general manager of the public-sector company. From 1999 to 2006 he worked in the Business Consulting Services area of PriceWaterhouseCoopers–IBM, as Partner in charge of the industry group for Spain, Portugal, Greece, Israel and Turkey at IBM. Before being appointed manager of Organization, Resources and Technology at Prisa in 2009, he was Corporate Information Systems Manager at Renfe.

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

Director and Executive Officer Conflicts of Interest

With respect to our directors, conflicts of interest are regulated by Article 33 of our Board of Directors Regulations, which require the directors to notify Prisa of any situations that might involve conflicts of interest. Direct or indirect professional or commercial transactions of the directors (or of persons related to them if the amount of the transaction in question is greater than €60,000) with Prisa or with any of our subsidiaries must be authorized by the board of directors subject to a report from the corporate governance committee. Transactions by persons related to the directors, for amounts of up to €60,000, require authorization by the corporate governance committee.

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

In 2013, the detail of the matters regarding which certain directors refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Juan Luis Cebrián Echarri	Approval of his contract with the Company, by the board of directors

 As of December 31, 2013, the following directors had shareholder relationships with significant shareholders of Prisa:

Director	Significant Shareholder	Description of the Relationship
Nicolas Berggruen (who resigned as Director in March 2014)	BH Stores IV, B.V
BH Stores IV B.V. (“BH IV”) is an indirect subsidiary of Berggruen Holdings Ltd. ("BH Ltd."), a direct, wholly-owned subsidiary of the Nicolas Berggruen Charitable Trust (the "Trust"). The ultimate owner of the shares held by BH IV is the Trust.  Mr. Berggruen is a director of  Berggruen Holdings Ltd

Nicolas Berggruen (who resigned as Director in March 2014)	Otnas Inversiones, S.L.	The Director has indirect holdings (8.2187%) in the share capital of Otnas Inversiones, S.L., through Berggruen Acquisition Holdings, S.L.

Borja Jesús Pérez Arauna	Promotora de Publicaciones	The director has 0.0081% direct holdings in the share capital of Promotora de Publicaciones
Manuel Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the owner of a remainder interest (nudo propietario) of 11.45% of the share capital of Rucandio
Manuel Polanco Moreno	Rucandio Inversiones SICAV	The director has 11.93% direct holdings in the share capital of Rucandio Inversiones SICAV

Spanish law requires us to disclose whether any of our directors or their related parties perform similar duties as an independent professional or employee or hold any shares at other companies that are identical, similar or complementary to the businesses we conduct (excluding the positions they hold at our subsidiaries). To our knowledge, in 2013 no directors (or their related parties) performed duties or held any shares at companies that are identical, similar or complementary to the businesses we conduct, with the following exceptions:

●	Juan Luis Cebrián Echarri was director of Mediaset España Comunicación, S.L., director of Le Monde, director of Le Monde Libre and director of Societe Editrice du Monde.

●	Likewise, Mr. Cebrián`s daughter held the position of consultant in the Company On Demand, S.L., engaged in audiovisual, film, theater and entertainment activities ;

●	Manuel Polanco Moreno was Deputy Chairman of Mediaset España Comunicación, S.L. and director of V-Me Media Inc;

●	Arianna Huffington was Chairman of AOL, Inc and Chief of “The Huffington Post Media Group”.

●	Jose Luis Maldonado held a 0.050% share of Punto y Seguido, S.A.

●	Gregorio Marañón y Bertrán de Lis was chairman of Universal Music Spain, S.L.

●	Nicolas Berggruen was director of Societe Editrice du Monde and indirectly through its company Berggruen Holding Ltd held a 32.01% share of LeYa, a holding company of an editorial group which comprises Brazilian, Portuguese and African editorial companies.

●	Mr. Alain Minc's son held the position of Editor of “Paris Match”, “Journal du Dimanche” and “Versión Femina” (Lagardère Group).

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

 In December 2011 Promotora de Publicaciones, S.L. executed some corporate transactions that allowed its shareholders to replace an indirect shareholding into a direct shareholding in Prisa. Some shareholders who acquired the direct shareholding, entered into a shareholder agreement by virtue of which they maintain the syndicated right to vote in Prisa. The execution of such reversion plan  was completed in February 2012. Rucandio, S.A. controls the majority of the voting rights in the shareholders' agreement (see “Shareholder Agreements”).The Directors of Prisa, Mr Juan Luis Cebrián Echarri is member of this Syndicate.

The shareholders’ agreement was amended by means of the allocation on October 3, 2013 to the syndicate of shareholders of 2,500,000 Prisa shares by the Syndicate Member (and Director) Mr Juan Luis Cebrián Echarri (Director of Prisa).

Subsequently, the shareholders’ agreement was amended on February 26, 2014 by means of the allocation to the syndicate of shareholders of 233,050 Prisa shares by the Mexican company Consorcio Transportista Occher, S.A. DE CV, subsidiary of the Mexican company Herradura Occidente, S.A. DE CV, whose chairman and largest shareholder is Mr Roberto Alcántara Rojas (Director of Prisa). Mr. Roberto Alcantara Rojas has also been appointed Director of the Syndicate.

B.	Compensation

Compensation and Benefits

Articles 19, 25 and 28 of our bylaws describe the compensation systems for the directors.

Article 19 of our bylaws stipulates that Directors’ compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting.

The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings.

When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors’ remuneration.

The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.

Without prejudice to the remuneration set forth above, directors’ compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.

The company may subscribe a civil liability insurance policy for its directors.

In addition, directors who have executive functions will be entitled to receive compensation for those functions which may consist of:

a) A fixed sum consistent with the services and responsibilities undertaken.

b) A variable amount, tied to indicators of the executive director’s performance or of the company’s results.

c) A welfare benefits component, which will include the appropriate insurance and providential arrangements.

d) Compensation for no-competition undertakings.

e) Indemnity in the event the executive director is removed.

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

Likewise, and according to the board of directors Regulation, the board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions. Remuneration provided to the directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the board of directors.

The board of directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

·	External directors shall be paid based on the amount of time actually devoted to their tasks.

·	Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

General remuneration policy affecting directors and senior management, shall be submitted for the prior approval of the Board of Directors. Likewise, and as provided in article 25 of the Board of Director Regulation, the Nomination and Compensation Committee:

·	Propose to the board of directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the board and the Committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.

·	Approve the key objectives linked with the variable compensation for executive directors and/or the management.

·	Propose to the board of directors the compensation system for senior managers of Prisa and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.

·	Ensure compliance with the remuneration policy set by the Company.

By virtue of the Sustainable Economy Act (that added an Article 61 ter of the Securities Market Act, regulating the new regime of annual report on the remuneration of directors), and article 12.2. of Orden ECC/461/2013, the Company, at the next annual meeting of shareholders, will disseminate and submit to a non-binding vote as a separate item on the agenda, the remuneration policy report for the year 2014.

The General Shareholders Meeting held on June 22, 2013 approved the remuneration policy report for the year 2013.

In relation to  arrangements with any of the Prisa directors providing for benefits upon termination of service as director, only the new contract signed between Mr. Juan Luis Cebrián and the Company, which came into force on January 1, 2014, provides the following: the Executive President, Mr. Juan Luis Cebrián Echarri, will be entitled as from fiscal 2014, to an annual remuneration of €1,2000,000 in respect of a retirement bonus .The Company will, in this way, make an accelerated endowment from a provision system for its leading executive, as per market practice in Spain , which he lacked up to now, taking into consideration  the dedication of a full professional career in the Group and the usual range in the plans for a defined provision. The retirement bonus will be fully paid to Mr. Cebrián when his contract concludes and will be consolidated, even in the event of an anticipated contract cancellation. Should his contract be early cancelled at the discretion of the Company, Mr. Cebrián will only collect full payment of his retirement bonus as an indemnity. Should the non -competition agreement laid down in his contract not be complied with, Mr. Cebrián will be obliged to return to the Company the amount he had received in respect of his retirement bonus.

The following tables set forth the compensation of our directors aggregated for all directors, accrued in the year 2013:

a) Compensation of our directors accrued from Prisa:

Compensation	2013
(thousands of euros)
Fixed salaries	1,799
Variable salaries	2,108
Allowances	465
Compensation stipulated in the bylaws	1,299

Other benefits	51
Total:	5,722

Other Benefits	2013
(thousands of euros)
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	51
Guarantees assumed by Prisa for the benefit of directors	—
Total:	51

 The following table sets forth the compensation accrued as a result of our directors also holding positions on subsidiary boards of directors and/or serving as a senior executive of any subsidiary of Prisa, aggregated for all directors for the year 2013:

 b) Compensation of our directors accrued from other subsidiaries of Prisa:

Compensation	2013
(thousands of euros)
Fixed salaries	269
Variable salaries	173
Allowances	--
Compensation stipulated in the bylaws	49

Other benefits	4
Total:	495

Other Benefits	2013
Advances	—
Loans	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	4
Guarantees assumed by the Company for the benefit of directors	—
Total:	4

The following tables set forth the breakdown of compensation accrued by our directors in the year 2013:

a) Breakdown of cash compensation accrued at the Company by members of the board of directors in 2013 (in thousands of euros):

Name	Salary	Fixed remuneration	Expenses	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to board committees	Compensation	Other benefits (5)	Total 2013
Harry Sloan (3)	0	43	10	0	0	0	0	0	53
Alain Minc	0	45	45	0	0	84	0	0	174
Juan Arena de la Mora	0	75	60	0	0	19	0	0	154
Emmanuel Roman	0	45	42	0	0	10	0	0	97
Ernesto Zedillo	0	45	40	0	0	19	0	0	104
Gregorio Marañon Bertrán de Lis (4)	0	67	68	0	0	94	0	1	230
Agnes Noguera Borel	0	45	53	0	0	19	0	0	117
Matías Cortés Domínguez (3)	0	15	0	0	0	0	0	0	15
Nicolas Berggruen	0	45	18	0	0	0	0	0	63
Manuel Polanco Moreno (4)	191	0	0	0	0	0	0	3	194
Claudio Boada Pallarés (3)	0	3	2	0	0	0	0	0	5
Fernando Abril-Martorell Hernández	667	0	0	268	0	0	0	15	950
José Luis Leal Maldonado	0	75	35	0	0	10	0	0	120
Borja Jesús Perez Arauna	0	45	42	0	0	10	0	0	97
Juan Luis Cebrián Echarri (1) (2)	941	0	0	600	0	0	0	32	1,573
Martin Franklin (3)	0	43	40	0	0	82	0	0	165
Arianna Huffington	0	45	10	0	0	10	0	0	65

(1) In addition, fiscal 2013 accounts give the temporary attribution (annual) of the cost corresponding to 220,242 Prisa shares, with a reference value of 2.17 euros/share, which were delivered to the Company’s President in 2011. As detailed in the Remuneration Policy for 2013, by virtue of the contract signed by the Company’s President with the Company, in the framework of the Company restructuring and recapitalizing transaction, the director agreed to undertake the remaining in his position for three years. The President received 660,728 shares with a reference value of 2.17 euros/share, for his commitment to remain in the post during a period of three years. The value of these shares is included in the Company accounts as remuneration earned by third parties during fiscal 2011, 2012 and 2013.

(2) Mr Juan Luis Cebrián has received an advance in the amount of €50,000 on account of his variable remuneration amounting to €600,000.

(3) Mr. Matías Cortés Dominguez tendered his resignation as Prisa director in April 2013. Likewise, Mr. Martin Franklin and Mr. Harry Sloan presented their resignations as Prisa directors in December 2013.Mr. Claudio Boada Pallerés was appointed as Prisa director by a decision of the board meeting held on December 18, 2013.

(4) Effects of the takeover of Prisa TV by Prisa: Prisa’s Ordinary Meeting of Shareholders held on 22 June 2013 approved the take-over of Prisa TV) by Prisa whilst agreeing that Prisa TV operations would be considered as performed to accounting effects for the account of PRISA, as from  January 1, 2013 (inclusive).

Mr. Polanco’s wages for the period between  January 1, 2013 and  May 31, 2013 were paid by Prisa TV and, account wise, have been attributed to Prisa.  The wages earned by Mr.Polanco between  June 1, 2013 and  December 31, 2013 were paid by DTS. Likewise, payments received by the director, Mr. Gregorio Marañón for belonging to the Prisa TV board of directors were attributed account wise to Prisa.

(5) Other benefits: the column called Other benefits” include the  Life Insurance premiums and those for the Health and Accident Policy.

 b) Remuneration systems based on shares: accrued at the Company by members of the board of directors in 2013

Fixed Annual Remuneration (40%) for participating in the board
Director	No. of shares accrued in the 2013 FY (1) (2)	Price
Harry Sloan	96,807	(3)
Alain Minc	99,230	(3)
Emmanuel Roman	99,230	(3)
Ernesto Zedillo	99,230	(3)
Gregorio Marañón y Bertran de Lis	87,177	(3)
Agnes Noguera Borel	87,177	(3)
Matías Cortés Dominguez	27,408	(3)
Nicolas Berggruen	99,230	(3)
Borja Pérez Arauna	87,177	(3)
Martin Franklin	96,807	(3)
Arianna Huffington	99,230	(3)

Variable Annual Remuneration in shares
Director	No of shares accrued in the 2013 FY	Price
Juan Luis Cebrián Echarri (4)	1,621,265	0.35
Fernando Abril-Martorell (5)	1,041,250	0.35

(1) Although non Executive Directors’ remuneration includes a fixed amount by means of the delivery of shares whose gross amount is the same for all Directors, the number of shares assigned is different because it depends on withholding percentages applicable to each one of them;

(2) The shares earned in fiscal year 2013 had not been completely delivered at December 31, 2013.

(3) The price of the shares accrued during fiscal year 2013 is not a single price. There are four prices for each of the quarters of fiscal 2013 (€0.24, €0.19, €0.25 and €0.35).

(4) The 1,621,265 shares earned in 2013 by Mr. Juan Luis Cebrián as part of his variable remuneration, will be delivered in 2016.

(5) In order to count the number of shares earned by the Managing Director, Mr. Fernando Abril-Martorell, an assessment was made of his annual target achieving, which determined a gross figure of 671 thousand euros of variable annual in-kind  remuneration. The shares are delivered tax free and, therefore, the difference between the gross amount and the amount to be delivered in shares correspond to the on-account income which will be applied when the shares are delivered.

c) Breakdown of cash compensation accrued by the directors of the Company for belonging to the boards of other group companies in 2013 (in thousands of euros):

Name	Salary	Fixed remuneration	Expenses	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Board committees	Compensation	Other benefits (1)	Total 2013
Manuel Polanco Moreno	269	0	0	72	101	0	0	4	446
Arianna Huffington	0	49	0	0	0	0	0	0	49
(1) Other Benefits: the column called ”Other Benefits” include the  Life Insurance Premiums and those for the Health and Accident Policy

d) Remuneration summary (in thousands of €):

	Remuneration accrued at the Company				Remuneration earned at companies in the group
Name	Total cash remuneration	Amount of the shares granted	Gross profit from the options exercised	Total year 2013 company	Total cash remuneration	Amount of the shares given	Gross profit from the options exercised	Total year 2013 group	Total year 2013	Contribution to the savings systems during the year
Harry Sloan	53	29	0	82	0	0	0	0	82	0
Alain Minc	174	30	0	204	0	0	0	0	204	0
Juan Arena de la Mora	154	0	0	154	0	0	0	0	154	0
Emmanuel Roman	97	30	0	127	0	0	0	0	127	0
Ernesto Zedillo Ponce de León	104	30	0	134	0	0	0	0	134	0
Gregorio Marañon Bertran de Lis	230	30	0	260	0	0	0	0	260	0
Agnes Noguera Borel	117	30	0	147	0	0	0	0	147	0
Matías Cortés Domínguez	15	8	0	23	0	0	0	0	23	0
Nicolas Berggruen	63	30	0	93	0	0	0	0	93	0
Manuel Polanco Moreno	194	0	0	194	446	0	0	446	640	0
Claudio Boada Pallerés	5	0	0	5	0	0	0	0	5	0
Fernando Abril-Martorell Hernández	950	671	0	1,621	0	0	0	0	1,621	0
José Luis Leal Maldonado	120	0	0	120	0	0	0	0	120	0
Borja Jesús Pérez Arauna	97	30	0	127	0	0	0	0	127	0
Juan Luis Cebrian Echarri	1,573	569	0	2,142	0	0	0	0	2,142	0
Martin Franklin	165	29	0	194	0	0	0	0	194	0
Arianna Huffington	65	30	0	95	49	0	0	49	144	0
TOTAL	4,176	1,546	0	5,722	495	0	0	495	6,217	0

Compensation accrued by members of senior management

Compensation accrued by members of senior management, aggregated for the members listed during the year ended December 31, 2013:

Name	Position
Javier Lázaro Rodriguez	Chief Financial Officer (CFO) of Prisa
Andrés Cardó Soria	International Managing Director for Prisa Radio
Pedro García Guillén	Chief Executive Officer of Prisa Televisión
Miguel Angel Cayuela Sebastián	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Jose Luis Sainz Diaz	Executive President of Prisa Noticias, CEO of El País, CEO of Prisa Radio
Fernando Martinez Albacete	Director of Strategic Planning, Management Control and Budgeting at Prisa
Bárbara Manrique de Lara	Corporate Communications, Marketing & External Relations Director
Antonio García-Mon Marañes	General Secretary
Oscar Gómez Barbero	Director of Organization, Resources and Technology
Total Compensation (thousands of euros): (1)	6,209

(1)Within the 2013 total remuneration of senior management (€6,209 thousands) is also included the remuneration corresponding to Kamal M. Bherwani up to the point when he ceased to be the General Manager of the Digital Department and the remuneration corresponding to Iñigo Dago Elorza until his resignation in February 2013 from his position as General Secretary.

Obligations Pursuant to Pensions and Retirement Plans

We have not assumed any obligations relating to pensions, retirement or similar benefits for the members of the board of directors or senior executives and, therefore, no amounts have been set aside or accrued for this purpose at Prisa or at any of our subsidiaries, except those agreed in the new contract signed between Mr. Juan Luis Cebrián and the Company, which came into force on January 1, 2014, and provides that the Executive President, Mr. Juan Luis  Cebrián Echarri, will be entitled as from fiscal 2014, to an annual remuneration of €1,2000,000  in respect of a retirement bonus .The Company will, in this way, make an accelerated endowment from a provision system for its leading executive, as per market practice in Spain , which he lacked up to now, taking into consideration  the dedication of a full professional career in the Group and the usual range in the plans for a defined provision. The retirement bonus will be fully paid to Mr. Cebrián when his contract concludes and will be consolidatable, even in the event of an anticipated contract cancellation. Should his contract be early cancelled at the discretion of the Company, Mr. Cebrián will only collect full payment of his retirement bonus as an indemnity.Should the non competition agreement laid down in his contract not be complied with, Mr. Cebrián will be obliged to return to the Company the amount he had received in respect of his retirement bonus.

 Severance Obligations

On December 31, 2013, contracts of 9 members of the management team (three executive directors and 6 members of senior management) included a special clause that provides, in general, compensation for  improper dismissal in an amount between an annuity and an annuity and a half of their respective total annual compensation (fixed salary  plus normally last bonus received).

In addition, another manager of Prisa (not forming part of the senior management) has a safeguard clause in an amount equivalent to one year of compensation.

Terms of the Executive Directors' Contracts

	President Mr. Juan Luis Cebrián Echarri (the contract came into force on 1 January 2014)	Vice President Mr. Manuel Polanco Moreno	Chief Executive Officer Mr. Fernando Abril- Martorell
Fixed annual remuneration in cash	€1,000,000	€460,420	€666,642
Variable remuneration	(1)	(1)	(1)
Duration	Up until December 31 of 2018.	Open-ended.	Open-ended.
Advance notice upon the request of the director	Three (3) months. Obligation to pay the Company the remuneration corresponding to the breached advanced notice period. Payment of the retirement bonus.	Three (3) months.	Three (3) months. Obligation to pay the fixed remuneration corresponding to the breached advanced notice period.
Compensation per termination of the contract upon the request of the Company	Retirement bonus	Three (3) month advance notice. Compensation equivalent to twelve (12) months of the last fixed and variable remunerations	Three (3) month advance notice. Compensation equivalent to an annuity of the last paid fixed and variable remuneration.
Exclusivity and no-competition covenants
Exclusivity while occupying the executive presidency (compatible with the performance of other posts within the Prisa Group), literary or artistic activities, activities of a teaching or academic type (classes, conferences, etc.), administration of personal assets and the responsibilities involved in being an administrator in family companies or non-profit organizations and, in particular, those derived from his capacity as member of the Royal Spanish Academy.
General prohibition of competition at the moment of passing over to exercising of the Group’s non-executive presidency.
		Exclusivity during the contract validity period and general prohibition of competition.
Exclusivity during the contract validity period, save express authorization from the board of directors, and specific prohibition of no-competition, save companies that are exempt in the contract itself.

Post-contractual no-competition
Four (4) years
Spanish or foreign companies, activity of which is identical or similar to those making up the companies of the Prisa Group, in particular those pertaining to Prisa.
Commitment to not contract any person that belongs or has belonged to the Prisa Group staff in the twelve (12) months prior to the date of contracting;  and of not contributing to any worker of the Prisa Group abandoning the same.
Compensation: retirement bonus.
Breach: obligation to reimburse the amount received in the concept of retirement bonus.

		One (1) year. Companies of the competition. Breach: obligation to compensate with an amount equal to six (6) monthly payments of the salary that is received on the date of the termination.
One (1) year
Spanish or foreign companies, activity of which is identical or similar to those making up the companies of the Prisa Group.
Commitment to not contract any person that belongs or has belonged to the Prisa Group staff in the twelve (12) months prior to the date of contracting; and of not contributing to any worker of the PrisaGroup abandoning the same.
Compensation: six (6) monthly payments of the last gross salary of a fixed nature, payable in amounts equal to the length of the period of duration of the no-competition covenant.
Breach: obligation to reimburse the amount of the compensation and, also, compensation in an amount equal to nine (9) monthly payments of the above-outlined fixed remuneration.

(1) Only the policy of compensations of the executive directors includes, apart from a fixed remuneration, variable compensations, which are as follows:

Short-term variable remuneration (annual): Annual variable remuneration consists in a bonus system that refers to 100% meeting of the management goals. These goals are approved on an annual basis by the Appointments and Remunerations Committee for the management team; in the case of the executive directors, approval corresponds to the board of directors, upon the proposal of said Committee. The target bonus, in the case of the executive directors, is that agreed upon in their respective contracts.

100% of the fixed amount as a target bonus for each beneficiary will accrue in the case of meeting of 100% of the established goals.

The quantitative goals refer to the Group and, if the case was to be as such, to the business unit in which the beneficiary of the system is performing his functions. The metrics of reference for determination of the quantitative goals are different depending on whether the beneficiary provides his services in the Corporate Centre or in a Business Unit, even though they have different weights and they are interrelated.

For the year 2014, the goals of a quantitative and qualitative nature weigh-in as follows:

Executive directors	Quantitative goals	Qualitative goals
Mr Juan Luis Cebrián Echarri (Executive President)	60%	40%
Mr Manuel Polanco Moreno (Vice President)	80%	20%
Mr Fernando Abril-Martorell (Chief Executive Officer)	70%	30%

The quantitative goals of the annual bonus are directly linked with a scale of compliance that links the degree of meeting of the goals with the percentage of incentive that is applicable over the minimum amount of the variable bonus that is established at the beginning. Independent metric scales have been established and minimum compliance in each one of the metrics is required for obtaining  the annual bonus. Maximum payment stands at 140% of all the metrics except transformation incomes (new products and digital incomes) , maximum payment level of which stands at 150%.

The qualitative part of the annual bonus will allow evaluators to assess the performance negatively when considered that the executive director has taken excessive risks and assess the level of achievement of strategic plans, budgets, refinancing, and in particular the milestones planned and debt reduction

Determination of the bonus for the year 2014 will be made by using a system of independent metrics, with a maximum of six indicators or quantitative goals, with application to each one of them of a goal achievement scale. Annual quantitative goals are established on an annual basis. For the year 2014 these are as follows:

Goal	Mr Juan Luis Cebrián Echarri (Executive President)	Mr Manuel Polanco Moreno (Vice President)	Mr Fernando Abril-Martorell Hernández (Chief Executive Officer):
1	Basic Cash Flow of the Group	Basic Cash Flow of the Group	Basic Cash Flow of the Group
2	Transformation incomes (new products and digital incomes of the Group)	Transformation incomes (new products and digital incomes of the Group)	Transformation incomes (new products and digital incomes of the Group)
3	N.A	Basic Cash Flow of DTS	N.A
4	N.A	Income from Canal + subscribers	N.A
5	N.A	Subscribers Yomvi	N.A
6	N.A	Arbitration agreement and payment	N.A

Payment of the annual bonus is on the basis of the prior year, therefore the bonus that is accrued in the year 2014 by the executive directors, in conformity with the above-outlined standards and determined by the board of directors, upon the proposal of the Appointment and Remunerations Committee, will be paid-up in the following manner: i) the bonus for the Executive President, Mr. Juan Luis Cebrián Echarri, will be fully paid-up in cash (in the year 2015); ii) in the year 2015 the Chief Executive Officer, Mr. Fernando Abril-Martorell Hernández will receive part of his bonus in cash and part in Prisa shares; and iii) the bonus for the Vice President, Mr. Manuel Polanco Moreno, will be fully paid-up in cash in the year 2015.

The shareholders meeting held on April 28, 2014 has passed an agreement that, within the framework of the Company’s remuneration policy, will allow for assigning of shares to the directors  for a term of five years following adoption of the resolution.

As already outlined, the executive members have a variable target remuneration, annual determination of which is made in accordance to the meeting of quantitative goals (80%-60%) and qualitative goals (40%-20%), with this concept being duly determined by their respective contracts and in the year 2014 will reach the following amounts:

·	Mr. Juan Luis Cebrián Echarri (Executive President of the board of directors and its Executive Committee): €1,000,000 s.

·	Mr. Manuel Polanco Moreno (Vice President of PRISA and President of DTS, Distribuidora de Televisión Digital, S.A.): €275,000.

·	Mr Fernando Abril-Martorell Hernández (Chief Executive Officer): €850,000 in cash and €2,125,000 in shares.

Variable multi-annual remuneration:

i.	The Company’s remuneration policy based on providing incentives and generating loyalty among the members of the Management Team included a Long Term Incentive Programme (ILP) of a multi-annual nature with overlapping cycles. Of the three executive directors, only Mr. Manuel Polanco Moreno was a beneficiary of the same. Prisa’s Shareholder Meeting held on June 22 of 2013 authorized the board of directors, under the eleventh point of the agenda, to start-up a new long term incentive programme for the Prisa Group’s management team, the same consisting in the payment of cash and assigning of Company shares, under the terms approved by the Board itself, and that would be applicable during the years 2013 through 2015 (the “2013-2015 ILP”), therefore replacing and rendering without effect the third cycle (2013-2015) of the ILP approved in 2011. The board of directors has not made use of the mentioned authorization to start-up the “2013-2015 ILP”, therefore, the mentioned agreement of the board was without effect.

The shareholders meeting held on April 28, 2014 has approved the endorsement of a new Long Term Incentive Programme that may include the executive directors amongst its beneficiaries, for a term of three years between 1 January 2014 and 31 December 2016.

ii.	In conformity with the terms of his contract with the Company, Mr. Juan Luis Cebrián Echarri will enjoy the right to receive a variable multi-annual incentive in January 2016, payable in Prisa shares, for an equivalent value of €1,000,000, subject to (i) his remaining as Executive President of Prisa until January 1, 2016 and (ii) compliance on his part of the Company’s strategic goals that have been established by the board of directors. The goals of this multi-annual incentive will be the basic Cash Flow of the Group and the transformation incomes (new products and digital incomes of the Group) joined in 2014 and 2015, with a weighting of 60% and, on the other hand, the implementation of strategic plans, budgets and refinancing of the Company with a 40% weighting. Compliance with the Milestone 1 of the refinancing of the Company, will be a mandatory requirement for the accrual of 40% of the multi-annual variable remuneration.

iii.	Mr. Fernando Abril-Martorell will not currently receive any type of variable multi-annual remuneration.

Share/ Stock Options Delivery Plans

At the General Shareholders Meeting of November 27, 2010, Prisa shareholders, pursuant to Article 219 of the Spanish Companies Act and article 19 of the Articles of Association, and within the framework of our compensation policy, resolved to authorize a system of compensation consisting of the delivery of Prisa shares and/or stock options to our directors and managers during the 2010, 2011, 2012 and 2013 fiscal years, to facilitate or increase their shareholdings in Prisa (see below “2010-2013 Share/Stock Options Delivery Plan”), on the terms indicated below.

General description of the “2010-2013 Share/Stock Options Delivery Plan”

Under the “2010-2013 Share/Stock Options Delivery Plan”, we may deliver a number of Prisa shares or stock options to each of the Participants (as defined below). The system may be offered to such directors and managers in the Prisa Group as may be determined by the board of directors, on proposal of the corporate governance, nomination and remuneration committee.

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

Execution of the “2010-2013 Share/Stock Options Delivery Plan”

Under this authorization, the board of directors approved the following delivery of Prisa ordinary shares for the directors and certain executives:

·	Executive Chairman of Grupo Prisa: The Company delivered to Mr. Juan Luis Cebrián 2,010,728 ordinary shares of the Company in April 2011, and 1,641,214 ordinary shares of the Company in March 2012.

·	Deputy Chairman of Prisa: The Company delivered to Mr. Manuel Polanco Moreno 21,389 ordinary shares of the Company in July 2012.

·	Co-Chief Executive Officer of Prisa: The Company delivered to Mr. Fernando Abril-Martorell 1,065,211 ordinary shares of the Company in July 2012.

·	Directors of Prisa: All the directors (except Mr. Juan Luis Cebrián Echarri, Mr. Manuel Polanco Moreno and Mr Fernando Abril-Martorell) may receive 40% of fixed remuneration for their membership in the board of directors in Prisa shares. As from October 2012, it was envisaged that this amount could be paid in full in cash. If a director opts for part payment in Prisa shares, settlement will be made quarterly in arrears, using the average closing quotation of the share on the continuous market over the 30 working days immediately prior to the corresponding quarter. Remuneration in cash is paid monthly.

As of the date of this annual report, and in payment of 40% of their fixed remuneration, the directors have received the following number of shares pursuant to this authorization:

2011 fixed remuneration: Mr. Arena, Ms. Noguera, Mr. Cortés (who resigned as director in April 2013), Mr. Pérez Arauna, Mr. Marañón and Mr. Hidalgo (who resigned as director in July 2012)   each received 24,694 ordinary shares, and Mr. Roman, Mr. Minc, Mr. Sloan (who resigned as director in December 2013), Mr.Franklin (who resigned as director in December 2013), and Mr. Breggruen (who resigned as director in March 2014), each received 27,293 ordinary shares, in 2011.

2012 fixed remuneration: Mr. Arena, Ms. Noguera, Mr. Cortés (who resigned as director in April 2013), Mr. Pérez Arauna and Mr. Marañón each received 52,218 ordinary shares;   Mr. Roman, Mr. Minc, Mr. Sloan (who resigned as director in December 2013), Mr.Franklin (who resigned as director in December 2013), and Mr. Breggruen (who resigned as director in March 2014), each received 59,440 ordinary shares; Mr Zedillo received 77,225 ordinary shares, and Mr. Hidalgo (who resigned as director in July 2012) received 35,182 ordinary shares, in 2012.

2013 fixed remuneration: Mr Matías Cortés Dominguez (who resigned as director in April 2013) received 27,408 ordinary shares; Mr. Sloan and Mr.Franklin (both resigned as director in December 2013) each received 106,132 ordinary shares; Mr. Roman, Mr. Minc, Mr Zedillo and Mr. Breggruen (who resigned as director in March 2014),    each received 106,132 ordinary shares; Ms. Noguera, Mr. Pérez Arauna and Mr. Marañón each received 93,240 ordinary shares; Mr. Arena and Mr Leal each received 8,193 ordinary shares.

·	Executives of Grupo Prisa: a total of 17 executives of the Group (excluding Mr. Cebrián, Mr. Polanco and Mr. Abril-Martorell) received a total of 426,446 ordinary shares in 2012 and a total of 63 executives of the Group (excluding Mr. Cebrián, Mr. Polanco and Mr. Abril-Martorell) received a total of 1,228,155 ordinary shares in 2013.

 Any delivery of shares by Prisa to the directors or officers is reflected in the share ownership tables below.

Authorization to the board of directors

Prisa shareholders at the extraordinary General Shareholders Meeting of November 27, 2010 authorized the board of directors, which may delegate for this purpose to the nomination and compensation committee, to apply, develop and implement the resolution regarding the “2010-2013 Share/Stock Options Delivery Plan.” Merely by way of illustration and not limitation, it in particular is authorized to make such changes as may be necessary for application of the Plan, and to establish anti-dilution rules allowing adaptation of this scheme for the delivery of stock options to preserve their value if the capital of the Company is changed. Authority was also delegated to the board of directors to adopt such resolutions as may be necessary to fulfill the obligations deriving from this scheme for delivery of shares and warrants, in the manner most appropriate to the interests of the Company.

Expiration of the “2010-2013 Share/Stock Options Delivery Plan”

Up until the year 2013, assigning of shares to the directors and to the executives of Grupo Prisa was covered in the agreement that was settled on by the Company’s Extraordinary Meeting held on November 27, 2010, which authorized the “2010-2013 Share/Stock Options Delivery Plan”.

The shareholder’s meeting held on April 28, 2014 has approved the endorsement of a similar agreement that, within the framework of the Company’s remuneration policy, will expressly allow the delivery of shares of the Company to directors of the Company and a specific group of executives of the Group for a term of five years.

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

At the annual General Shareholders’ Meeting held on June 22, 2013, the shareholders resolved to establish the number of directors at 15. Subsequently, at the Extraordinary Shareholders’ Meeting held on December 10, 2013, it was resolved to increase the number of directors to 16.

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

During 2013, the Prisa board of directors met 11 times. Through the date of this annual report, the board of directors met 3 times during 2014.

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

The members of the delegated committee are removed when they no longer hold the position of director or when agreed upon by the board of directors. The secretary of the board of directors acts as the secretary of the delegated committee. When called upon to do so, members of the board of directors who are not members of the delegated committee, and executives whose reports are desired by the committee, may attend and speak at meetings, but non-members may not vote. The delegated committee meets at least six times a year and whenever, in the opinion of the chairman, it is advisable or in the interests of Prisa to do so or when two or more members of the delegated committee request that a meeting be called. The delegated committee is responsible for promptly reporting the business transacted and accounting for the work performed to the board of directors and keeping the board up-to-date on the business transacted and the resolutions adopted by the delegated committee. The delegated committee may engage its own external advisors when it is deemed necessary for the discharge of its duties. Resolutions must be adopted by an absolute majority of the committee members present and represented.

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

The audit committee has the following competencies:

a)	Report at annual shareholders’ meetings on issues related to its competencies raised by shareholders, pursuant to the provisions of law and the Shareholders Meetings Regulations

b)	In connection with the preparation and publication of the Company’s financial information;

i.	Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii.	Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit.

iii.	Oversee the preparation and presentation of regulated financial information.

iv.	Review any admission or trading prospectus, and the information on the financial statements to be filed by the board with the markets and regulators.

c)	In connection with the external auditor of the Company;

i.	Propose to the board of directors the appointment of external account auditors pursuant to Section 263 of the Spanish Companies Act, to be submitted at the annual shareholders’ meeting.

ii.	Report and propose to the board the external auditor engagement conditions, the scope of its charge, and, if is the case, the removal or non- renewal of the auditor, and the oversight of the engagement fulfillment.

iii.	Maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv.	Receive from the external auditors any information about all issues that may compromise the auditor’s independence. In any event, the committee shall receive every year written confirmation from the auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Royal Legislative Decree 1/2011, Audit of Accounts.

v.	Pre-approve, before execution, any engagement with the Company’s auditor, for any work related with audit services or any other kind of services rendered by the auditor.

vi.	Issue every year, prior to the issuance of the audit report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the auditor.

d)	In connection with the internal audit services;

i.	Propose the selection, appointment, reappointment or removal of the person in charge of our internal audit service.

ii.	Oversee internal auditing services and the annual report of the internal audit department.

e)	Other competencies;

i.	Analyze and issue opinions concerning specific investment transactions when, owing to their importance, the board so requests.

ii.	Issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

iii.	Exercise all other competencies granted the committee in the Board of Directors Regulations.

iv.	Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called.

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

Nomination and compensation committee

Article 21 quarter of our bylaws and article 25 of our Board of Directors Regulations prescribes the organization and function of the nomination and compensation committee.

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

iv.	Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the board of directors to facilitate that such succession occurs in an orderly and well planned; and

v.	Report on proposals for appointment of representatives of the Company in the managing bodies of its subsidiaries.

b)             In connection with the senior management of the Group:

i.	Propose the definition of senior management.

ii.	Report the appointment and removal of senior management.

iii.	Approve contracts for senior management; and

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

iii.	Propose to the board of directors the compensation system for senior managers of Prisa and its subsidiaries and report to the board about the liquidation of the variable compensation for them and to establish other incentive plans for them; and

iv.	Ensure compliance with the remuneration policy set by the Company.

d)            Other competencies

i.	Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called; and

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

The corporate governance committee shall have the following core competencies:

a)            Regarding the composition of the board of directors and board committees:

i.	Propose the appointment of independent directors.

ii.	Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be approved or ratified by the general shareholders’ meeting or when that classification is revised annually in the annual Corporate Governance Report.

iii.	Inform the board on the removal of executive and independent directors, when the board of directors proposes the decision to the shareholders’ meeting, when there is a breach by a director of the duties inherent in his/her position and in the context of a disciplinary procedure that could mean the removal of a director is carrying out.

iv.	Report, together with the nominations and compensation committee, on proposals for the appointment of the chairman and vice chairman, chief executive officer, and members of the delegated committee and other committees of the board of directors.

v.	Evaluate the skills, knowledge and experience on the board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

vi.	Report to the board on issues of gender diversity in relation to the composition of the board; and

vii.	Submit to the board of directors, a report evaluating the performance and composition of the board and the performance of their duties by the chairman and the chief executive officer of the Company.

b)            In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i.	Promote the corporate governance strategy of the Company.

ii.	Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the board and delegated committee as appropriate.

iii.	Inform and propose to the board the approval of the annual Corporate Governance Report; and

iv.	Inform and propose to the board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with the corporate governance of the Company and when asked by the board of directors or its chairman.

c)            In connection with the internal rules of the Company:

i.	Propose to the board the approval of a Code of Ethics.

ii.	Propose to the board the approval of a Code of Conduct for employees.

iii.	Report on proposals for amending the bylaws, Board of Directors Regulations, Shareholders Meetings Regulations, Rules of Operation of the Shareholders Electronic Forum, the Stock Market Code of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company; and

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

ii.	Report professional or commercial transactions of directors, prior to approval by the Board; and

iii.	Authorize transactions by persons related to directors under the terms provided for in Article 33 of the Board of Directors Regulations.

e)            Other competencies:

i.	Review compliance policies and propose all necessary measures for their strengthening.

ii.	Approve annually a report on the performance of the committee and propose to the board of directors its publication, when the annual general meeting is called; and

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

D.	Employees

The table below indicates the number of Prisa employees employed as of December 31 for the years 2013, 2012 and 2011 :

Number of Employees	2013	2012	2011
By category:
Executives	446	462	486
Middle management	1,403	1,481	1,526
Other employees	9,594	10,248	11,147
Total	11,443	12,191	13,159
By geographical origin:
Spain	5,648	6,313	7,042
International	5,795	5,878	6,117
Total	11,443	12,191	13,159

The decrease in the number of employees (Full Time Equivalents) from 13,159 to 11,443 is due to the different restructuring, workers adjustments reductions processes and non-replacement of employees undertaken by all of our companies mainly in Spain.

In this sense, in 2012 we have undertaken employment reductions process in Spain negotiated with employee legal representatives and labor unions in Prisa Noticias, Prisa Corporation and Prisa Brand Solutions with an aggregate number of employees of 294 in Spain. Adjustments being undertaken in the restructuring via collective bargaining with the legal representation of employees and labor unions: 243 in Prisa Noticias, 24 in Prisa Corporation and 27 in Prisa Brand Solutions.  The remaining reduction in 2012, 271 derives from adjustment processes in workforce reduction in other group's business units, as well as the previous ones, which were necessary to adapt the cost structure of the Company's revenues. The remaining number of full time equivalents employees are due to the restructuration processes accomplished in the fiscal year 2011.

All measures have been implemented using suitable channels of negotiation and agreement from the will of the legal representatives of the workers and unions. The Group management commitment of its employees is acting with the utmost transparency. The Company has launched an extensive communication plan that has come to all the business units companies and where the Company explained the strategy to address the profound changes in the marketplace and the impact of each measure to make. Regulations and adjustments have been undertaken since the responsibility and with a strong commitment to reaching agreement with the legal representation of workers and unions. During this process the Company has recognized improved  legal economic rights to the  dismissed employees, established by the new  Spanish labor regulation, with the aim of adapting the Prisa practices in the restructuring process to real market practice on the media sector companies whose are also undertaking restructuring process in Spain.

E.	Share ownership

Our Beneficial Ownership

As of the date of this annual report, the nominal value of our issued share capital amounts to €122,949,976.40, represented by 917,498,708 Class A ordinary shares and 312,001,056 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

The following tables set forth, to our knowledge, the beneficial ownership as of the date of this annual report of i) each of our current directors and ii) each of the current members of senior management.

Directors

Directors	Number of direct and indirect Class A Ordinary shares	Number of direct and indirect preemptive subscription rights implemented as Warrants	Number of direct and indirect Class B Shares or ADSs representing these shares
Juan Luis Cebrián Echarri (1c)	5,159,664	1,385,234	0
Fernando Abril-Martorell	1,065,211	0	0
Juan Arena de La Mora	83,653	16,498	0
Roberto Alcántara Rojas (1c)	9,456	0	0
Claudio Boada Pallerés	100	0	0
Arianna Huffington (2)	400	0	0
Jose Luis Leal Maldonado	18,193	0	0
Gregorio Marañón y Bertrán de Lis	655,057	130,129	0
Alain Minc	210,135	0	0
Agnés Noguera Borel	162,494	660	0
John Paton	4,000	0	0
Borja Jesús Pérez Arauna (4)	210,244	53,185	0
Manuel Polanco Moreno (1a) (3)	234,934,346	46,612,327	0
Emmanuel Roman	183,465	0	0
Ernesto Zedillo Ponce de León	183,357	0	0

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

(b) Shareholder Agreement in Promotora de Publicaciones: On May 21, 1992, and in a document notarized by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timón and a group of shareholders of Prisa entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones (“Propu”) and their participation therein. The principal undertakings set forth in the shareholders’ agreement are as follows: (i) each majority shareholder shall have at least one representative on the board of directors of Prisa and, to the extent possible, the governing body of Promotora de Publicaciones shall have the same composition as Prisa; (ii) the manner in which Promotora de Publicaciones shares shall be voted at Prisa’s general shareholders meetings will be previously determined by the majority members, and Promotora de Publicaciones members who are likewise members of Prisa’s board of directors shall vote in the same manner, following instructions from the majority shareholders; (iii) in the event that Timón sells its holdings in Promotora de Publicaciones, the remaining majority shareholders shall have the right to sell their shares of Promotora de Publicaciones on the same terms and conditions to the proposed buyer, to the extent that the foregoing is possible.

(c) Agreement of shareholders of Prisa:
Regarding the Propu Shareholder agreement referred to in the preceding section,   Propu agreed to implement the "Reversion Plan" pursuant to which its shareholders were offered the possibility of direct ownership of Prisa shares. This transaction was structured in the form of a reduction of capital, for which purpose Propu acquired some of its own shares, in exchange delivering shares and warrants of Prisa to the shareholders that had so decided, in the proportion corresponding thereto based on their interests in capital.

On December 22, 2011, before Madrid notary Mr. Rodrigo Tena Arregui, a Shareholders agreement was signed by Propu, Timón, S.A. and Asgard Inversiones, S.L.U. (all of them controlled by Rucandio), together with those other individuals and legal persons that, to that date having been shareholders of Propu, had maintained the syndication agreement pursuant to which: (i) without amending the content of principal terms of the existing agreement of shareholders of Propu, the legal relationships under the agreement of shareholders of Propu were adjusted to the fact that the concerted controlling interest in Prisa was held directly and (ii) its term was reduced to September 30, 2014, otherwise maintaining the same terms as in the existing agreement of shareholders of Propu, in such manner that Rucandio would continue to hold its controlling interest in Prisa. This Shareholders’ Agreement was amended by means of the allocation on 3 October 2013 to the syndicate of shareholders of 2,500,000 Prisa shares by the Syndicate Member (and Director) Mr Juan Luis Cebrián Echarri (Director of Prisa).

Subsequently, the Shareholders’ Agreement was amended on February 26, 2014 by means of the allocation to the syndicate of shareholders of 233,050 Prisa shares by the Mexican company Consorcio Transportista Occher, S.A. DE CV, subsidiary of the Mexican company Herradura Occidente, S.A. DE CV, whose chairman and largest shareholder is Mr Roberto Alcántara Rojas (Director of Prisa). Mr. Roberto Alcantara Rojas was also  appointed Director of the Syndicate.

On April 24, 2014, the Shareholders Agreement was terminated. On the same date, Timón, S.A., Promotora de Publicaciones, S.L., Asgard Inversiones, S.L. and Otnas Inversiones, S.L. (all of which are controlled by Rucandio, S.A.) signed a new shareholders agreement with the company Consorcio Transportista Occher, S.A. de C.V. (subsidiary of Grupo Herradura Ocidente S.A. de C.V.) and with other shareholders of Prisa, pursuant to which the participating shareholders agreed to syndicate their votes in Prisa.

(2)             The 400 Class A ordinary shares held by Ms Arianna Huffington, are represented by way of 100 ADSs representing Class A ordinary  shares of Prisa.

 (3)            234,934,346 Class A ordinary shares and 46,612,327 warrants held by Mr. Manuel Polanco include 234,499,828 Class A ordinary shares and 46,509,859 warrants held by Rucandio through the entities and through the Agreement of Shareholders of Promotora de Informaciones S.A. as indicated in the table below (see “Major Shareholders”).

(4)        Does not include the director’s holdings in the share capital of Propu through which the director has an indirect pecuniary interest in Prisa. See “Directors, Senior Management and Employees—Director and Executive Officer Conflicts of Interest.”

Members of Senior Management

Officer	Number of direct and indirect Class A ordinary shares	Number of direct and indirect preemptive subscription rights implemented as warrants	Number of direct and indirect Class B shares or ADSs representing these shares
Javier Lázaro	11,298	0	0
Fernando Martinez	32,397	0	0
Antonio García-Mon	11,373	0	0
Andrés Cardó	59,023	908	0
Oscar Gómez Barbero	60,853	0	0
Pedro García Guillén	108,192	29,364	0
Miguel Angel Cayuela	86,638	0	0
Jose Luis Sainz Diaz	68,194	0	0
Bárbara Manrique	15,621	0	0
Virginia Fernandez Iribarnegaray	5,066	0	0

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the extent that our shares are represented by accounts in book-entry form, we do not keep a shareholder registry and our ownership structure cannot be known precisely.

Current Major Shareholders

As of the date of this annual report, the nominal value of our issued share capital amounts to €122,949,976.40, represented by 917,498,708 Class A ordinary shares and 312,001,056 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

As of the date of this annual report, according to information available in the website of the Spanish National Securities Commission (CNMV), the beneficial owners of 3% or more (or 1% if resident in a tax haven) of our voting rights are the following:

Shareholder’s Name	Number of Direct Voting Rights (Class A ordinary shares)	Number of Indirect Voting Rights (Class A ordinary shares)	Total % of Voting Rights (Class A Ordinary shares)	Number of indirect warrants (4)
Rucandio, S.A. (1) (2)	0	234,499,828	25.558	46,509,859
Nicolas Berggruen (3)	183,465	28,422,994	3.117	0
Fidelity International Limited	0	28,883,439	3.148	0
Halcyon Master Fund LP	9,586,722	0	1.044	0
Inmobiliaria Carso, S.A. de C.V	8,665,000	6,030,000	1.601	0
Monarch Master Funding 2 (Luxembourg) SARL	43,271,169	0	4.716	0

(1)	Rucandio has declared to the CNMV that it holds 227,911,082 Class A ordinary shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights
Asgard Inversiones, SLU	27,662,101
Timón, S.A.	7,928,140
Promotora de Publicaciones, S.L.	77,248,921
Rucandio Inversiones Sicav, S.A.	339,094
Otnas Inversiones, S.L.	93,000,000
Total:	206,178,256

Furthermore the indirect holding declared by Rucandio includes 21,732,826 voting rights of  Prisa subject to the “shareholder agreement” signed on December 22, 2011 (in which Rucandio indirectly holds the majority of votes), which is described under note 2 of section “Our Beneficial Ownership", above.

(2)	Rucandio has declared to the CNMV that it holds 46,509,859 warrants through the following entities. Each warrant entitles the holder to subscribe one Class A ordinary share.

Through: Direct Warrantholder’s Name	Number of Direct Warrants
Asgard Inversiones, SLU	9,467,928
Timón, S.A.	8,720,954
Promotora de Publicaciones, S.L.	27,947,974
Rucandio Inversiones Sicav, S.A.	373,003

(3) Nicolas Berggruen has declared to the CNMV that he holds 28,422,994 Class A ordinary shares through BH Stores IV, B.V.

(4) Major shareholders, other than Rucandio, have not declared the warrants that they hold, if any.

The Depositary of our ADSs has informed us that as of March 3, 2014, there were 8,379,779ADS-As outstanding held by 4 registered holders and 43,705,474ADS-Bs outstanding held by 3 registered holders.

Major Shareholders as of December 31, 2013

At December 31, 2013, the par value of our issued share capital was €105,266,047.20, represented by 740,659,416 Class A ordinary shares, having a par value of €0.10 each, and 312,001,056 Class B convertible non-voting shares, having a par value of €0.10 each. The capital was fully subscribed and paid up.

At December 31, 2013, according to information available in the website of the Spanish National Securities Commission (“CNMV”), beneficial owners of 3% or more of our voting rights were as follows:

Shareholder’s Name	Number of Direct Voting Rights (Class A ordinary shares)	Number of Indirect Voting Rights (Class A ordinary shares)	Total % of Voting Rights (Class A ordinary Shares)
Rucandio, S.A. (1)	0	234,266,778	31.629
BH Stores IV, B.V	28,422,994	0	3.837

(1)	Rucandio declared to the CNMV that it held 234,266,778 Class A ordinary shares through the following entities:

Through: Direct Shareholder’s Name	Number of Direct Voting Rights	Total % of Voting Rights
Asgard Inversiones, SLU	27,662,101	3.734
Timón, S.A.	7,928,140	1.070
Promotora de Publicaciones, S.L.	77,248,921	10.429
Rucandio Inversiones Sicav, S.A.	339,094	0.045
Otnas Inversiones, S.L.	93,000,000	12.556

The declared indirect interest of Rucandio, S.A. ( 234,266,778 voting rights) at December 31, 2013, was through Propu, Timón, S.A., Asgard Inversiones, S.A., Rucandio Inversiones SICAV, Otnas Inversiones, S.L. and, furthermore, included   28,088,522 voting rights subject to the shareholder agreement signed on December 22, 2011, which is described in “Share Ownership” above.

(2)  BH Stores IV, B.V. is a subsidiary of Berggruen Holdings Ltd, a 100% subsidiary of Nicolas Berggruen Charitable Trust. The ultimate beneficiary of the shares of BH Stores IV, B.V. is Nicolas Berggruen Charitable Trust. Mr. Nicolás Berggruen is a member of the board of directors of Berggruen Holdings  of the  28,422,994 voting rights declared by BH Stores, 14,396,544 are represented by 3,599,136 ADSs representing Class A ordinary shares.

Significant Changes During the Past Three Years

The most significant changes in our shareholder structure during the past three years are the following:

2013

Shareholder’s Name	Date of Transaction	Description of Transaction
Rucandio, S.A.	24/12/2013	crossed above 30% share capital threshold
BH Stores Iv, B.V	25/09/2013	crossed above 3% share capital threshold
Deutsche Bank AG	23/10/2013	crossed below 3% share capital threshold
Deutsche Bank AG	11/10/2013	crossed above 3% share capital threshold
UBS AG	21/01/2013	crossed below 3% share capital threshold
BNP Paribas S.A.	03/07/2013	crossed below 3% share capital threshold
Societe Generale, S.A.	27/06/2013	crossed below 3% share capital threshold
Societe Generale, S.A.	04/06/2013	crossed above 3% share capital threshold

2012

Shareholder’s Name	Date of Transaction	Description of Transaction
HSBC Holdings plc	12/13/2012	crossed below 3% share capital threshold
HSBC Holdings plc	09/24/2012	crossed above 3% share capital threshold
Asset Value Investors Limited	01/05/2012	crossed below 3% share capital threshold
Daiwa Securities Group Inc.	03/15/2012	crossed below 3% share capital threshold
Daiwa Securities Group Inc.	03/01/2012	crossed below 5% share capital threshold
Bank of America Corporation	03/19/2012	crossed below 3% share capital threshold
Bank of America Corporation	03/01/2012	crossed above 3% share capital threshold
Bank of America Corporation	01/04/2012	crossed below 3% share capital threshold
UBS AG	08/10/2012	crossed above 3% share capital threshold
UBS AG	08/13/2012	crossed below 3% share capital threshold
UBS AG	10/25/2012	crossed above 3% share capital threshold
UBS AG	11/02/2012	crossed below 3% share capital threshold
UBS AG	11/16/2012	crossed above 3% share capital threshold
UBS AG	11/21/2012	crossed below 3% share capital threshold
UBS AG	11/23/2012	crossed above 3% share capital threshold
UBS AG	11/28/2012	crossed above 5% share capital threshold
UBS AG	11/30/2012	crossed below 5% share capital threshold
UBS AG	12/17/2012	crossed below 3% share capital threshold
UBS AG	12/20/2012	crossed above 3% share capital threshold
Deutsche Bank AG	10/05/2012	crossed below 3% share capital threshold
Deutsche Bank AG	09/24/2012	crossed above 3% share capital threshold
Deutsche Bank AG	07/09/2012	crossed below 3% share capital threshold
Rucandio, S.A. (1)	01/03/2012	crossed above 40% share capital threshold
Rucandio, S.A.(1)	07/24/2012	crossed below 40% share capital threshold
Rucandio, S.A. (1)	12/05/2012	crossed below 35% share capital threshold

(1) Regarding Rucandio, S.A., it is noted that 35% and 40% decreases in the shareholding occurred by reason of "subsequent updating by reason of a change in the number of voting rights of the issuer".

2011

Shareholder’s Name	Date of Transaction	Description of Transaction
Marlin Equities II, LLC	02/28/2011	crossed below 3% share capital threshold
Berggruen Acquisition Holdings Ltd	12/21/2011	crossed below 3% share capital threshold
HSBC Holdings plc	01/19/2011	crossed above 3% share capital threshold
HSBC Holdings plc	02/07/2011	crossed below 3% share capital threshold
HSBC Holdings plc	03/23/2011	crossed above 3% share capital threshold
HSBC Holdings plc	11/14/2011	crossed below 3% share capital threshold
Asset Value Investors Limited	01/28/2011	crossed above 3% share capital threshold
BH Stores IV, B.V.	12/21/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	01/31/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	05/11/2011	crossed below 3% share capital threshold
BNP Paribas, Societe Anonyme	05/25/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	06/16/2011	crossed below 3% share capital threshold
BNP Paribas, Societe Anonyme	11/18/2011	crossed above 3% share capital threshold
BNP Paribas, Societe Anonyme	12/19/2011	crossed above 3% share capital threshold
Daiwa Securities Group Inc	08/12/2011	crossed above 3% share capital threshold
Daiwa Securities Group Inc	08/17/2011	crossed above 5% share capital threshold
Inmobiliaria Carso, S.A. de C.V	11/09/2011	crossed above 3% share capital threshold
UBS AG	01/31/2011	crossed below 5% share capital threshold
UBS AG	03/30/2011	crossed below 3% share capital threshold
UBS AG	06/23/2011	crossed above 3% share capital threshold
UBS AG	07/01/2011	crossed below 3% share capital threshold
UBS AG	07/04/2011	crossed above 3% share capital threshold
UBS AG	07/12/2011	crossed below 3% share capital threshold
UBS AG	07/18/2011	crossed above 3% share capital threshold
UBS AG	07/19/2011	crossed below 3% share capital threshold
UBS AG	07/20/2011	crossed above 3% share capital threshold
UBS AG	08/10/2011	crossed below 3% share capital threshold
UBS AG	08/11/2011	crossed above 3% share capital threshold
UBS AG	08/12/2011	crossed below 3% share capital threshold
UBS AG	08/18/2011	crossed above 3% share capital threshold
UBS AG	08/19/2011	crossed below 3% share capital threshold
Deutsche Bank AG	05/04/2011	crossed below 3% share capital threshold
FIL Limited	05/24/2011	crossed above 1% share capital threshold
FIL Limited	08/09/2011	crossed below 1% share capital threshold
Rucandio, S.A. (1)	02/18/2011	crossed below 35% share capital

(1) Regarding Rucandio, S.A., it is noted that the 35% decrease in the shareholding occurred by reason of "subsequent updating by reason of a change in the number of voting rights of the issuer".

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

Transactions with Current Directors of Prisa:

The following transactions with directors have been carried out under market conditions and have been authorized by Prisa according to the procedure required by Article 33 of the Board of Directors Regulations for conflicts of interest and transactions with directors, as described above under “Director and Executive Officer Conflicts of Interest”:

·	Prisa director Gregorio Marañón y Bertrán de Lis provided legal advisory services to Prisa TV totaling €200,000 in 2010, €100,000 in 2011 and €90,000 in 2012,under a contract dated April 13, 2004, extended annually. Likewise he rendered the legal advisory services in the amount of €90,000 to Prisa TV (currently Prisa) and Prisa in 2013.

	Cortés Abogados, of which Matías Cortés Dominguez (who resigned as Prisa Director in April 2013) is a partner, provided legal advisory services and legal counsel amounting to €22,111,000 in 2010 to Prisa and Prisa TV , €4,896,000 in 2011 to Prisa TV, €401,000 and €2,161,000 in 2012 to Prisa and Prisa TV , and €101,000, €505,000 and €2,021,000 to Prisa TV(currently Prisa), Audiovisual Sport, S.L. and DTS, respectively, in 2013, through Tescor Profesionales Asociados, S.L.P, or Tescor Profesionales, a company formed by Cortés Abogados, in several proceedings of various kinds (judicial review, civil, commercial and arbitration) as well as legal consulting services in various matters, including the business combination with Liberty.

·	Luis Cortés Dominguez, brother of the director Matías Cortés Dominguez, was hired in 2005 by Diario AS to assist as a lawyer in two lawsuits, a relationship which continues up to the date of this document. The bills for fees paid in this connection amounted to €80,000 in 2010.

·	Lastly, Prisa director Alain Minc provided strategic consulting services to Prisa Televisión S.A.U. amounting €150,000 in 2010, before his appointment as director of Prisa.

The table below sets forth transactions with companies participated by Prisa (but which are not part of Grupo Prisa) or over which Prisa exercises significant influence that occurred in 2013.

Name of the Group Entity	Brief Description of the Transaction	Euros (in thousands)
Beralan, S.L.	Distribution, transportation and logistics services rendered by Beralan, S.L. to print medias of Grupo Prisa.	331
Beralan, S.L.	Incomes received by print medias of Grupo Prisa for the purchase of copies and promotions by Beralan, S.L.	5,882
Distrimedios, S.L.	Distribution, transportation and logistics services rendered by Distrimedios to print medias of the Group.	879
Distrimedios, S.L.	Incomes received by print medias of Grupo Prisa for the purchase of copies and promotions by Distrimedios, S.L.	7,160
Ediciones Conelpa, S.L.	Purchase of magazines by Ediciones El País, S.L. to Ediciones Conelpa, S.L	2,338
Ediciones Conelpa, S.L.	Loan granted by Ediciones El País, S.L.. to the company in which it holds holdings, Ediciones Conelpa, S.L.	2,178
Gelesa Gestion Logistica, S.L.	Distribution, transport and logistics services rendered by Gelesa Gestion Logistica to the print media of the Group	5,213
Gelesa Gestion Logistica, S.L.	Incomes received by print medias of the group for purchase of copies by Gelesa Gestion Logistica	22,322
Le Monde Libre	Prisa provided a joint and several guarantee to Le Monde Libre, that correspond to the amount of the obligations acquired by the company from such holders of obligations reimbursable by shares, issued at the time by Le Monde.	6,459
Le Monde, S.A.	Loan granted by Prisa Noticias, S.L. to Le Monde, S.A.	9,735
Marina Press Distribuciones, S.L..	Distribution, transport and logistics services rendered by Marina Press Distribuciones, S.L. to the print media of the Group.	1,034
Marina Press Distribuciones, S.L.	Incomes received by print medias of the Group for purchase of copies by Marina Press Distribuciones, S.L.	6,406
Mediaset España Comunicación, S.A.	Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and its participating companies, as well as technical and administrative services rendered by these companies	1,114
Mediaset España Comunicación, S.A.	Incomes received by several companies in which Prisa has holdings, for technical and administrative services rendered to either Mediaset Comunicaciones España, S.A. and its participating companies, as well as for sale of advertising space and rights to these companies.	25,271
Plural Jempsa, S.L.	Loans granted by several companies of group Media Capital to Plural Jempsa.	2,388
Promotora de Informaciones, S.A.	Revenue share of Real Madrid club sponsorship and merchandising, from the company Real Madrid Gestión de Derechos, S.L. in which Prisa Television holds an interest.	5,421
Promotora de Informaciones, S.A.	Costs related to the participation in the incomes of the company Real Madrid Gestión de Derechos, S.L. in which Prisa Television holds an interest, for sponsorship and merchandising of club Real Madrid	1,059
Sociedad Española de Radiodifusion, S.L.	Dividends paid by Sistemas Radiopolis, S.A. de CV to its shareholder Sociedad Española de Radiodifusion, S.L.	3,935
Sociedad Española de Radiodifusion, S.L.	Loans granted by Sociedad Española de Radiodifusion, S.L. to the companies in which it has holdings, W3Comm Concesionaria, S.A. de CV and Green Emerald Business Inc.	4,437
Val Disme, S.L.	Distribution, transport and logistics services rendered by Val Disme, S.L. to the print media of the Group.	810
Val Disme, S.L.	Incomes received by print medias of the Group for purchase of copies and promotions by Val Disme, S.L.	9,347

It should be noted that:

i) All services relating to Beralán, SL, Distrimedios, SL, Gelesa Logistics Management Ltd., Marina Press Distributions, SL and Val Disme, S.L. correspond to the period from January to September 2013. In September 2013 Grupo Prisa sold the distribution business unit.

ii) In addition to the transactions described in the table above, the following transactions with related parties, have been performed: a) services provided to the Group  by other investee companies, for an aggregate amount of €4,574 thousand, b) services provided by the group companies to other investee companies, for an aggregate amount of €14,324 thousand and c) loans granted by the Group  to other investee companies, for an aggregate amount of €3,014 thousand.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

 See “ Financial Statements.”

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

In view of the legal proceedings of which we are aware, we believe that financial provisions for third-party liability recognized in accordance with current legislation were sufficient to cover the amount estimated as of December 31, 2013 as being necessary to meet third-party liability that may arise from existing and potential legal claims and proceedings to which we are party.

Proceedings brought by Cable Operators regarding Prisa Televisiуn’s thematic channels

With respect to the litigation in which Prisa Televisión, S.A.U. (“Prisa TV”; currently Prisa2) has been involved with various cable operators (Auna, Telecable Asturias, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña), all related to the outcome of different arbitration claims filed by these operators before the former Telecommunications Market Commission (“Comisión del Mercado de las Telecomunicaciones” (CMT)), claiming the right to receive an offer enabling them to commercialize various channels, which at the time were supplied by Sogecable, S.A. (which subsequently became Prisa TV and is currently Prisa) to its subscribers, Prisa has reached various transactional agreements with Auna, Tenaria and Euskaltel, with which it has put an end to its litigation with these cable operators. As regards the other operators (R Telecomunicaciones de Galicia, R Telecomunicaciones de Coruña and Telecable de Asturias), proceedings are still underway before various courts, and a resolution of the remedies of appeal lodged remain outstanding, except for the proceedings brought by Telecable Asturias before Commercial Court Number 3 in Madrid, where the Provincial Appellate Court of Madrid, in an order delivered on 7 November 2013, partly upheld Prisa’s appeal against an order delivered by said Commercial Court on 28 June 2010, ordering Prisa TV to pay to Telecable an amount of €2,647,348; the Provincial Appellate Court had reduced this indemnification to €1,184,500.

Proceeding against the Argentine State

As a result of a statement of claim filed in 2004 by a local radio operator at an Argentine court against the Argentine State, the sale of the shares of Radio Continental, S.A. has not yet been approved by the Argentine government. The claimant also applied for injunctive relief whereby the grant of the approval in question should be stayed during the principal proceedings.

Finally, the main proceedings were resolved in a ruling on May 14, 2013, by the Argentine Administrative Law Court, confirmed in a ruling from the Appeals board on October 23, 2013, rejecting the authorization of the share purchase by Radio Continental, S.A.

Proceedings between Audiovisual Sport, S.L. (AVS) and Mediapro Concerning Spanish League Soccer Broadcast Rights

On 24 July 2006 AVS, Sogecable, S.A.U. (which subsequently became Prisa TV and is currently Prisa), TVC Multimedia, S.L. (“TVC”) and Mediaproducción, S.L. (“Mediapro”) reached an agreement to exploit the Football League rights for the 2006/07 and successive seasons. The main object of this agreement was to maintain the televised football exploitation model that had allowed, under Audiovisual Sport, S.L.’s coordination, the broadcasting since 1997 of all League matches in a peaceful, stable and orderly manner. The parties agreed to provide AVS with any agreements governing the rights of various football Clubs, for their joint exploitation by the latter. In addition, it was agreed to sell to Mediapro freeview TV exploitation rights and exploitation rights on international markets, amongst others. Furthermore, it was agreed that Mediapro enter the Company’s capital stock.

Following reiterated infringements by Mediapro of said agreements, even immediately after its signature date, and its non-payment of debts in favor of AVS, the latter filed a claim against Mediapro on 3 July 2007, which was subsequently extended on 31 July 2007. Furthermore, in late August 2007, AVS publicly announced its suspension of delivery of the audiovisual signal to Mediapro, due to its reiterated infringements. However, La Sexta freeview operator (a company at the time subsidiary of Mediapro), continued to broadcast freeview matches.

On 28 September 2007, Mediapro replied to the claim and issued a counter-claim against the other signatories of the agreement dated 24 July 2006, alleging that this agreement was null and void.

On 8 October 2007, First Instance Court No. 36 in Madrid upheld the interim measures requested by AVS against Mediapro, declaring that the First Division Club rights for the 2007/2008 season, covered by the interim measure, belonged to AVS; it resolved that “Mediapro be forbidden, during the 2007/08 football season, to make any disposal and exploitation of the audiovisual rights assigned to AVS,  except for any legitimate use of said rights further to the legal relationship arising from the Agreement of 24 July 2006”. In compliance with this court order, AVS provided a deposit before the Court of €50 million , to secure compliance with its contractual obligations. The order of 8 October 2007 was overruled by the Provincial Appellate Court of Madrid in July 2008, and the foregoing deposit remained at the disposal of the First Instance Court until completion of the procedure to settle loss and damage. This procedure depends on the final resolution adopted in the main suit.

In a judgment dated 15 March 2010, the Court upheld AVS’s claim in full, rejecting the counterclaim brought by Mediapro against AVS, Prisa and TVC. Moreover, the Court ordered Mediapro to pay to AVS more than €95 million as amounts outstanding in favor of AVS, according to the provisions established in the agreement of 24 July 2006, including the loss and damage arising from said infringements. The judgment also ordered Mediapro to provide AVS with the agreements signed by Mediapro with the football clubs, and to inform the latter of said contractual assignment to AVS.

2 All references to Prisa TV will be deemed as made to Prisa; on 31 July 2013 the public deed of merger by absorption between Prisa (as absorbing company) and Prisa TV (as absorbed company) was recorded at the Commercial Registry of Madrid. As a result of the merger, Prisa TV has been wound up without liquidation and a block transfer of its entire assets has been made to Prisa under universal succession. Consequently, Prisa has subrogated the position that Prisa TV would respectively hold in any such claims, proceedings, suits or litigation.

This judgment was challenged in appeal by Mediapro and AVS applied for its provisional enforcement on 9 June 2010. In an Order dated 21 June 2010, the Court dispatched the enforcement requested, although it was suspended following the application and subsequent declaration of Mediapro’s bankruptcy, which was being examined by Commercial Court No. 7 in Barcelona (Bankruptcy No. 497/2010).

In a judgment dated 14 November 2012, the Provincial Appellate Court of Madrid basically agreed with the instance decision, upholding Mediapro’s appeal solely as regards the term of the agreement of 24 July 2006, which it declared terminated at the end of the 2008/2009 season.

Both AVS and Prisa TV have lodged a motion to vacate and appeal for procedural infringement before the Supreme Court against said judgment. The Supreme Court still has to rule on said appeal.

Further to the bankruptcy proceedings, AVS filed another claim against Mediapro before Commercial Court No. 7 in Barcelona, claiming €97 million  for damages not covered by the judgment of 15 March 2010. These proceedings have been suspended, given that the Judge has declared the need for a preliminary ruling in civil matters, in an Order dated 22 September 2010, which has been challenged on appeal by AVS. The Provincial Appellate Court has upheld the Court’s decision, which is why the proceedings remain suspended until the preliminary ruling is completed.

Likewise, AVS has brought other incidental claims in the bankruptcy proceedings, which have been rejected in various resolutions; AVS has lodged the relevant remedies of appeal against these decisions.

On 23 December 2011, Commercial Court No. 7 in Barcelona delivered a judgment, rejecting AVS’s challenge, and approved the advanced creditors´ agreement proposal. As a result, bankruptcy effects ceased and 23 April 2012 was scheduled as the initial effective date of the creditors´ agreement.

AVS has brought a remedy of appeal against the judgment of Commercial Court No. 7 in Barcelona and, at the same time, against all the resolutions delivered in the course of the creditors´ agreement which, pursuant to the provisions of the Bankruptcy Act, are subject to appeal at the current procedural stage, and which have rejected the incidents filed by AVS, seeking to adequately integrate the bankruptcy debit and credit assets.

The Provincial Appellate Court of Barcelona, in an order dated 30 September 2013, overruled a prior resolution of Commercial Court No. 7 in Barcelona, which had granted interim measures to AVS, as security of up to €230,334,014.68, without requiring that AVS provide a deposit to cover its part. This means that, at the end of the 35-month waiting period determined in the approved creditors´ agreement, Mediapro will deposit this amount into the consignment account held by Commercial Court No. 7, or will secure payment thereof by providing a bank guarantee, insofar as the contingency affecting AVS’ credits no longer exists, given that the final outcome of the amount consigned or guaranteed is dependent upon the outcome of the litigation. Mediapro has filed an incident of annulment of proceedings with respect to the order delivered by the Provincial Appellate Court of Barcelona on 30 September 2013; this application was expressly rejected by said Provincial Appellate Court in an order delivered on 18 December 2013.

All other appeals are pending resolution by the Provincial Appellate Court of Barcelona.

NCC Proceedings against DTS, Mediapro and Telefónica in connection with the channels Canal+ Liga and Canal+ Liga de Campeones.

By means of a resolution adopted by the former Investigation Directorate of the Spanish Competition Commission (“Comisión Nacional de Competencia” (CNC)) on 7 December 2012, it was agreed to file sanctioning proceedings for conduct forbidden in Articles 1 and 2 of the Spanish Competition Act (“Ley de Defensa de la Competencia” (LDC)), and Articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) against DTS, Distribuidora de Televisión Digital, S.A. (“DTS”), Telefónica S.A. and Mediapro, in relation to the commercialization of Canal+ Liga and Canal+ Liga de Campeones, under reference number S/0436/12. At present, the proposed agreement to terminate the proceedings, forwarded by the Investigation Directorate to the board of the former Spanish Competition Commission (“CNC”) is awaiting a resolution from the board of the Spanish Markets and Competition Commission (“Comisión Nacional de los Mercados y la Competencia” (CNMC)). Termination of said proceedings with a final agreement would remove any risk of a fine being imposed on DTS.

Arbitration proceeding between DTS and Mediapro

Pursuant to the provisions established in the agreement signed on 31 July 2013 by DTS and Mediapro, DTS has subjected to arbitration conducted by the International Court of the International Chamber of Commerce in Paris the resolution of its current dispute with Mediapro regarding “effective verification” of the purchase cost of the respective “audiovisual rights”, provided by DTS and Mediapro under the agreement of 16 August 2012; this agreement regulates the television exploitation of the First and Second Division League National Championship and Copa de S.M. el Rey (except the final) for the 2012/2013 - 2014/2015 seasons, both inclusive.

In its claim, filed on 19 August 2013, DTS is requesting that the Court, depending on the outcome of this verification, definitively establish the amount of consideration and payments to be made by DTS and Mediapro for the three sports seasons regulated in the agreement of 31 July 2013, i.e. the 2012/2013, 2013/2014 and 2014/2015 seasons, including in its arbitral award any adjustments required in such consideration and payments, thereby definitively establishing the same, as well as ordering a return to DTS of the excess amount paid during the seasons already completed at the delivery date of the arbitral award, together with default interest.

In turn, Mediapro has filed a counter-claim against DTS requesting, amongst other things, that effective verification of the costs be limited to the first two seasons of the three foreseen in the agreement of 16 August 2012. DTS has replied to this claim.

At present, the Arbitration Tribunal is waiting to be incorporated, and both DTS and Mediapro have proposed their respective arbitrators.

Proceeding against Cableuropa , S.A.U.

DTS has claimed from Cableuropa, S.A.U. (“ONO”) an amount of 3,453,184.94€ to a partial breach of the payment obligation foreseen in the agreement signed by DTS and ONO on 28 September 2012, allowing a non-exclusive broadcasting in ONO’s television services of “Canal+ Liga” over the 2012/13 to 2014/15 seasons, both inclusive. First Instance Court No. 46 in Madrid has been entrusted with the matter, which is still being processed.

Proceeding between Grupo Godó de Comunicación and Prisa Radio

Grupo Godó de Comunicación, S.A., holding 18.37% of Prisa Radio, S.L. (“Prisa Radio”), and Mr. Javier Godó Muntañola and Mr. Carlos Godó Valls, external proprietary directors of Prisa Radio, have filed a claim to challenge the resolutions adopted on 5 and 18 December 2013 by the board of Prisa Radio, regarding renewal of the personal guarantee granted by the Company in relation to the agreements to restructure and extend Prisa’s financial debt, which were formalized in a public deed on 11 December 2013 by Prisa and all of its banks and creditor financial institutions. The Company’s Directors and internal and external legal advisors do not believe that resolution of this litigation will entail any relevant liabilities not registered by the Company.

Dividend Information

Prisa has not paid any dividends per Prisa ordinary share with respect to the past six fiscal years. The table set forth below presents the dividends paid by Prisa in respect of the last four calendar years in euros per share and in dollars per share (calculated using the Bloomberg 5 p.m. euro to dollar exchange rate on the date Prisa paid each dividend):

	Dividends Paid to Prisa Class B Shares
Fiscal Year (in respect of)	Euros per share	€/$ Exchange Rate(1)	Dollars per share

2010 (1)	0.014583	1.4174	0.020670
2011 (2)	0.175	_	_
2012 (3)	0.175	_	_
2013 (4)	0.175	--	--

(1)	Dividend declared by the General Shareholders Meeting held on June 24, 2011, on the basis of the minimum annual dividend provided for in our bylaws (€0.175 per non-voting Class B convertible share), adjusted on a pro rata basis to take into account the date of issuance of the shares (December 1, 2010). Dollars per share amount has been calculated for information purposes only using the Closing Rate on June 24, 2011.

(2)	The Shareholders Meeting held on June 30, 2012 resolved to modify article 6.2. of the Company`s Bylaws so that the minimum preferred dividend on non-voting Class B shares (€0.175 per share) may be paid, without distinction, at the election of the Company, in cash, in Class A ordinary shares or as a combination of both. Authority to choose one or the other manner of payment will correspond to the Company, and may be exercised in its discretion both regarding the annual minimum dividend payment in the amount of €0.175 per share, and regarding payment of the proportional part of the minimum dividend accruing in the event of conversion of the non-voting Class B shares into Class A ordinary shares on the initiative of the owners of those Class B shares during each of the time windows established for that purpose. Class A ordinary shares the Company delivers in exercise of its discretionary authority will be valued at €1,00 per share. Thus, if payment of the dividend is made in Class A ordinary shares, the owners of Class B shares entitled to the minimum dividend will be entitled to the number of Class A ordinary shares resulting from dividing the total amount of the cash dividend corresponding to them by the aforesaid amount of €1,00. The number of Class A ordinary shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number, and the difference will be paid by the Company in cash.

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, the Shareholders Meeting held on June 30, 2012 resolved to pay the preferred minimum annual dividend on the Class B shares for the 2011 financial year, by way of delivery of newly-issued Class A ordinary shares. For that purpose and not being distributable profits in the aforesaid 2011 financial year, share capital was increased in the amount of € 6,409,711.60 against the issue premium created upon issue of the Class B shares, through the issuance and circulation of 64,097,116 ordinary shares.

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

 (3) In accordance with the provisions of article 6.2(a) of the Company's Bylaws, the Shareholders Meeting held on June 22, 2013 resolved  to pay the preferred minimum annual dividend on the Class B shares for the 2012 financial year by way of delivery of newly-issued Class A ordinary shares. For that purpose and not being distributable profits in the aforesaid 2012 financial year, share capital was increased in the amount of €5,499,028 against the issue premium created upon issue of the Class B shares, through the issuance and circulation of 54,990,280 ordinary shares.

Likewise, the Shareholders Meeting held on June 22, 2013 approved a capital increase against the issue premium created upon issue of the Class B shares, required to pay the Class B preferred dividend with Class A ordinary shares accrued during the 11 months following to June 22, 2013, in eleven tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of voluntary conversion (each of them in the amount indicated in the resolution).

The Class B preferred dividend accrued by reason of conversion on each of the tranches following to June 22, 2013, has been  paid in full by way of delivery of newly-issued Class A ordinary shares.

(4) In accordance with the provisions of article 6.2(a) of the Company's Bylaws, the Shareholders Meeting held on April 28, 2014 resolved to pay the preferred minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares by way of delivery of newly-issued Class A ordinary shares.

In order to meet the payment of such minimum annual dividend, in accordance with the provisions of the Bylaws and given that there are no distributable profits in the aforementioned 2013 financial year, it is resolved to increase the Company’s capital by a charge against the issue premium reserve of the Class B shares in the sum of  7,735,026.20 euros.

As a result of the said increase, 77,350,262 common Class A shares will be issued and will be allocated to the owners of the Class B shares in accordance with the formula set out in article  6.2 (a) of the Bylaws.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.
Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of our shares:

	Price of Prisa Class A ordinary shares (1)
	High	Low
	(Euros per share)
Annual Data (Year Ended December 31)
2009	4.62	0.94
2010	4.26	1.39
2011	2.25	0.65
2012	0.87	0.22
2013	0.48	0.15
Quarterly Data
1Q 2012	0.87	0.57
2Q 2012	0.56	0.29
3Q 2012	0.43	0.31
4Q 2012	0.38	0.22
1Q 2013	0.33	0.23
2Q 2013	0.23	0.15
3Q 2013	0.33	0.18
4Q 2013	0.48	0.30
Monthly Data
October 2013	0.48	0.33
November 2013	0.38	0.30
December 2013	0.40	0.32
January 2014	0.42	0.38
February 2014	0.49	0.39
March 2014	0.45	0.38

	Price of Prisa Class B Shares (2)		Price of Prisa ADS-A (3)		Price of Prisa ADS-B (4)		Price of Prisa Warrants (5)
	High	Low	High	Low	High	Low	High	Low
	(euros per share)		(dollars per ADS)		(dollars per ADS)		(euros per share)
Annual Data (Year Ended December 31)
2012	0.85	0.21	4.47	1.06	4.71	1.06	0.09	0.01
2013	0.57	0.13	2.43	0.72	3.02	0.64	0.02	0.01
Quarterly Data
1Q 2012	0.85	0.68	4.47	3.21	4.71	3.63	0.09	0.03
2Q 2012	0.69	0.51	3.15	1.52	3.71	2.31	0.03	0.01
3Q 2012	0.55	0.45	2.19	1.58	2.62	2.01	0.02	0.01
4Q 2012	0.45	0.21	1.86	1.06	2.11	1.06	0.01	0.01
1Q 2013	0.22	0.19	1.63	1.10	1.32	0.88	0.01	0.01
2Q 2013	0.21	0.13	1.14	0.72	1.08	0.64	0.01	0.01
3Q 2013	0.38	0.15	1.72	0.89	1.91	0.81	0.02	0.01
4Q 2013	0.57	0.36	2.43	1.54	3.02	1.81	0.01	0.01
Monthly Data
October 2013	0.57	0.38	2.43	1.69	2.97	1.92	0.01	0.01
November 2013	0.49	0.36	2.00	1.54	2.43	1.81	0.01	0.01
December 2013	0.55	0.38	2.19	1.64	3.02	2.11	0.01	0.01
January 2014	0.58	0.52	2.19	1.97	3.18	2.77	0.01	0.01
February 2014	0.70	0.54	2.60	2.06	3.70	2.95	0.01	0.01
March 2014	0.63	0.58	2.44	2.13	3.56	3.15	0.01	0.01

(1)	Prisa Class A ordinary shares are ordinary shares trading on the Spanish Market (Mercado Continuo).

(2)	Prisa Class B shares are non-voting convertible shares trading on the Spanish Market (Mercado Continuo).

(3)	Prisa ADS-A represent ordinary shares and trade on the NYSE.

(4)	Prisa ADS-B represent non-voting convertible shares and trade on the NYSE.

(5)	Warrants trading on the Spanish Market (Mercado Continuo).

Article 33 of the Spanish Securities Market Law permits the CNMV to suspend trading of a financial instrument on the Spanish official secondary markets on which it is listed when special circumstances exist that may distort the normal course of trading in the financial instrument or that may make that measure advisable for the protection of investors. The CNMV has not exercised this power to suspend trading in Prisa ordinary shares over the course of the past three years:

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

Description of Our Share Capital

Class A ordinary shares, Non- voting convertible Class B Shares and Warrants (Extraordinary Shareholders Meeting of Prisa of November 27, 2010):

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

Under this agreement, Prisa carried out the following capital increases, which were approved by the Extraordinary Shareholders Meeting of Prisa of November 27, 2010:

i)
Capital increase by issuance of 241,049,050 Class A ordinary shares, issued in exchange for a cash consideration with preemption rights implemented through warrants (the “Warrants”). The  Warrants are quoted on the platform of the Spanish Stock Warrants, the Warrants have Prisa Class A ordinary shares as underlying titles, their exercise price amounts 2 euros and they may be exercised on a monthly basis for 42 windows (up to the date of their expiration on June 5, 2014).

ii)
Capital increase by issuance of 224,855,520 Class A ordinary shares and 402,987,000 non-voting convertible Class B shares, issued by compensation in kind, which was subscribed by contribution of all common shares and warrants of Liberty Acquisition Holdings, Corp., once absorbed by its subsidiary, Liberty Acquisitions Holdings Virginia, Inc. (the company resulting from the merger, hereinafter “Liberty”).

Class A ordinary shares and non-voting convertible Class B shares are quoted on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Automated Quotation System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) on the New York Stock Exchange.

Holders of ADS that represent Class A and Class B shares have the right to apply to the Depositary of such ADS (Citibank NA) for the direct delivery of the corresponding Class A ordinary shares and Class B shares and their consequent trading on the Spanish Stock Exchanges.

Likewise, each Class B convertible non-voting share may be converted into a Class A ordinary share, at any time, at the election of its holder. Forty-two months after the date of issue of the Class B convertible non-voting shares (that took place on November 27, 2010), those shares will be mandatorily  converted into Class A ordinary shares.

Convertible Bonds ( Ordinary Shareholders Meeting of Prisa of June 30, 2012):

The shareholders meeting held on June 30, 2012 approved an issuance of bonds mandatorily convertible into newly-issued Class A ordinary shares of the Company (the “Bonds”), which was carried out in two tranches:

i)	Tranche A (in a principal amount equal to € 334,000,000). This tranche was subscribed by the following creditor Institutions: (i) Banco Santander , S.A. in a principal amount equal to €100,000,000 through partial exchange of credits (bridge loan), (ii) Caixabank, S.A., amounting 100 million euros through partial exchange of credits (bridge loan) and, (iii) HSBC, Bank Plc, Office in Spain, in a principal amount equal to €134,000,000 through partial exchange of credits (subordinated loan).

Both, the bridge loan and the subordinated loan, are described in “Bank Borrowings”.

ii)	Tranche B (amounted to €100,000,000 ) was subscribed by Telefónica, S.A. by cash contribution.

The Bonds were issued at par value, have a unit face value of 100,000 Euros, accrue monthly interest from their issuance which is usually settled and have a term of 2 years.

The bondholders may request that the Bonds are converted into Class A ordinary shares at any time before the final maturity date (July 2014). In this case, the Company shall issue Class A ordinary shares resulting from the conversion price within the month following the request early on conversion.

The Bonds shall be mandatorily converted into Class A ordinary shares on the final maturity date. The interest accrued and not paid until the conversion date will be paid in cash. The price of the Prisa shares for purposes of conversion will be 1.03 Euros and will be adjusted under certain circumstances provided in the resolution.

The same shareholders meeting (June 30, 2012)  approved an increase of capital by the amount necessary to cover the conversion of convertible Bonds issued by the Company, up to an initially contemplated maximum of 421,359,223 Class A ordinary shares.

“Prisa Warrants 2013” (Extraordinary Shareholdersґ Meeting of Prisa of December 10, 2013):

We signed the refinancing of the Company’s bank debt with all the banks and certain institutional investors representing the entirety of Prisa’s financial debt, on December 11, 2013 (see Item 5. B- Liquidity and capital Resources-Bank Borrowing).

In the context of such refinancing of the Company’s bank debt, the Extraordinary Shareholders Meeting of Prisa held on December 10, 2013, agreed to an  issuance of warrants (the “Prisa Warrants 2013”) which give the right to subscribe for new Class A ordinary shares of the Company. Likewise  the same Meeting  approved the Company’s capital increase in the amount necessary for the rights under the “Prisa Warrants 2013” to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights and delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised. The Extraordinary Shareholders Meeting established that when the “Prisa Warrants 2013” are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they subscribe. Likewise, the subscription price of the Company’s Class A ordinary shares upon exercising the rights attached to Prisa Warrants is a fix price set at 0.2673 euros per share, comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros.

The 215,605,157 "Prisa Warrants 2013" that have been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the “PRISA Warrants 2013” referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

These “Prisa Warrants 2013” are not traded on any regulated market.

Amendments to the Share Capital during 2013

Both the share capital and the number of shares of each class have been amended several times, during the year 2013, on the following occasions:

a)	Capital increases by issuing Class A ordinary shares to attend the windows 25 to 34 for exercise of Prisa Warrants. The execution of Warrants resulted in subscription of an equivalent number of newly-issued Class A ordinary common shares.

b)	Holders of Class B shares have exercised, on several occasions, their right to convert the Class B shares into Class A ordinary shares.

c)	Capital increases by issuing Class A ordinary shares, for the payment of: i) the minimum annual dividend of Class B shares for the year 2012 which resulted in a capital increase in September 2013 through the issuance of 54,990,280 Class A ordinary shares and ii) the minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013, which has resulted in the issuance of a total of 6,330,624 Class A ordinary shares. These capital increases have been fulfilled by virtue of the resolutions passed at the General Shareholders Meeting held on June 30, 2012 and the General Shareholders Meeting held on June 22, 2013.

As of December 31, 2013, the par value of the share capital issued by Prisa was € 105,266,047.20, represented by 740,659,416 Class A ordinary shares, having a par value of €0.10 each, and 312,001,056 Class B convertible non-voting shares, having a par value of €0.10 each.

 Share Capital as of the date of this report

During 2014, the following transactions affecting the share capital of the Company have been executed:

i)	The execution of 99 Warrants and the subscription of 99 newly-issued Class A ordinary shares (January 2014).

ii)
In relation to the “Prisa Warrants 2013” issued by the capital increase through the set-off of receivables, PRISA has formalized a capital increase corresponding to 176,839,103 Warrants exercised by certain Institutional Investors during January 2014, which have given place to the subscription of 176,839,103 new Class A ordinary shares (February 2014).

iii)	The execution of 90 Warrants and the subscription of 90 newly-issued Class A ordinary shares (April 2014).

Consequently, as of the date of this annual report, the nominal value of our issued share capital amounts to €122,949,976.40, represented by 917,498,708 Class A ordinary shares and 312,001,056 Class B convertible non-voting shares, having a nominal value of €0.10 each. The capital is totally subscribed and paid up.

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

Preemptive Rights

Each holder of Prisa Class A ordinary shares is entitled to preemptive rights in proportion to its shareholding with respect to each new issuance of (i) Prisa Class A ordinary shares pursuant to an increase in capital for cash (aumento con aportaciones dinerarias) and (ii) convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the general shareholders meeting (or upon board action pursuant to authorization from the general shareholders meeting) and preemptive rights are deemed excluded by operation of law in respect of certain issuances.

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

Description of Prisa Class B Convertible Non-Voting Shares

Article 8 of our bylaws provides that non-voting shares shall be governed by the provisions of the bylaws, the Spanish Companies Act and by the resolution adopted at the shareholders meeting in which the issue of non-voting shares is approved.

The Class B convertible non-voting shares have the following characteristics:

(a)	Right to minimum dividend:

In accordance with the Class B Shares issue resolution (approved at the Extraordinary Shareholders Meeting held on November 27, 2010), the holders thereof were entitled to receive a minimum dividend in cash of 0.175 euros per share and, in the case of early conversion of the Class B shares, the proportional part of the minimum dividend accrued during the voluntary conversion windows until the time of its conversion. In both cases, the dividend was to be paid in cash, against distributable profits and, in the absence thereof, against the special reserve established from issue premium for that purpose.

At the shareholders meeting held on June 30, 2012, the scheme for payment of the minimum dividend corresponding to the Class B shares was modified, allowing payment thereof in cash, Class A ordinary shares or a combination of both.

Currently, the holders of the Class B convertible non-voting shares will be entitled to receive, from the date of their issue until their conversion into Class A ordinary  shares, a minimum annual  dividend of 0.175 euros per share, provided that there are distributable profits, in accordance with the terms and limitations set forth in article 273 of the Spanish Companies Act, or provided that there is a positive balance in respect of the issue premium reserve, which reserve was created upon issue of the Class B convertible non-voting shares, in accordance with the provisions of the Class B issue resolution, provided that there are no legal restrictions on such payment.

The aforesaid dividend will be paid, at the election of the Company, in cash, in Class A ordinary shares or as a combination of both. If the Company decides to pay the dividend in cash, the Company will pay the amount of 0.175 euros per Class B share. If the Company decides to pay the dividend in Class A ordinary shares, the Company will deliver shares corresponding to that amount based on valuing each Class A ordinary share at 1 euro. Thus, if payment of the dividend is made in Class A ordinary shares, the holders of Class B shares with the right to the minimum dividend will be entitled to the number of Class A ordinary shares resulting from dividing the total amount of the cash dividend that would have corresponded to them by the aforesaid amount of 1 euro (irrespective of the share market price).

The Company's discretionary authority to pay the minimum dividend on the non-voting Class B shares in cash, in Class A ordinary shares or as a combination of both also will apply, using the same rules for calculation and valuation, to the proportional part of the dividend accruing in the event of conversion of the non-voting Class B shares into Class A  ordinary shares using the procedure contemplated in section c) below (Conversion).

Payment of the dividend in Class A ordinary shares may be made using Class A ordinary shares already issued by the Company and held as treasury stock, or using newly-issued Class A ordinary shares. In the latter case, the Class A ordinary shares will be issued by way of a capital increase against the profits that would have corresponded to the Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares, which will be restricted except for payment of the minimum dividend and payment of the par value of the Class A ordinary shares in excess of the number of non-voting convertible Class B shares that are converted, if the conversion ratio is other than 1 to 1 based on the provisions of section b) below. The restricted nature of the aforesaid reserve will be maintained until all of the non-voting convertible Class B shares have been converted into Class A ordinary  shares and the minimum dividends referred to in this article have been fully paid.

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

When there are sufficient distributable profits in a given fiscal year, the Company is required to declare payment of the minimum dividend referred to in the preceding paragraph. If the Company has distributable profits during a fiscal year but they are not sufficient to distribute the full amount of the minimum dividend on the Class B convertible non-voting shares, the available amount of the distributable profit must be fully used for payment of the dividend corresponding to the Class B convertible non-voting shares, on a pro rata basis

The minimum dividends that are not distributed, by reason of insufficient distributable profits, will be distributed, from the amount credited to the issue premium reserve constituted upon issue of the Class B convertible non-voting shares. If the issue premium reserve created upon issue of the Class B convertible non-voting shares also is not sufficient to distribute the full amount of the minimum dividend on the Class B convertible non-voting shares, the full amount of that reserve will be used for payment of the dividend corresponding to the Class B convertible non-voting shares, on a pro rata basis.

Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.

The minimum dividend corresponding to the Class B convertible non-voting shares, either in cash, Class A ordinary Shares, or a combination of both,  must be paid as soon as possible, after holding the ordinary general shareholders’ meeting for each fiscal year, and in any event before 30 September of each year. The minimum dividends will be paid in respect of the completed fiscal year to which the annual accounts approved at the ordinary general meeting resolving payment of the minimum dividend relate.

At the shareholders’ meetings held on June 30, 2012 and June 22, 2013 an approval was given to pay the full amount of the annual minimum dividend for the 2011 and 2012 financial years in Class A ordinary Shares, respectively, and for purposes of covering such payments (there not being distributable profits in the aforesaid 2011 and 2012 financial years), it was approved to increase the Company's capital against the issue premium created upon issue of the Class B shares, to the extent allocated to this purpose.

In the event of conversion, the holders of the Class B convertible non-voting shares will be entitled to receive , on or before the day they are delivered the common shares resulting from the conversion and any minimum dividend not paid before that date (including the proportional part of the minimum dividend corresponding to the number of days elapsed from the beginning of the year in which the conversion occurred), provided and to the extent that there are distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares.

For these purposes, the general shareholders meeting resolves from this time to distribute the issue premium reserve for Class B convertible non-voting shares, to cover payment of the dividends corresponding to the shareholders choosing to convert their Class B convertible non-voting shares into Class A ordinary shares on the aforesaid terms, in the event that it is not possible to pay them by way of declaration of an interim dividend. And without prejudice to the fact that, if at the end of the Company’s fiscal year we have distributable profits, the meeting may resolve to use those profits to replace the amount delivered against the issue premium reserve by establishing a voluntary reserve dedicated to the same purposes as the issue premium reserve for the Class B convertible non-voting shares.

Once the minimum dividend has been decided, the holders of Class B convertible non-voting shares will be entitled to the same dividend, if any, as corresponds to Class A ordinary shares.

At the shareholders meetings held on June 30, 2012 and in June 22, 2013 it was also resolved to consider the possibility of payment in Class A ordinary shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 12 months following adoption of the resolution (in the case of the resolution adopted at the meeting of June 2012) and during the 11 months following adoption of the resolution (in the case of the resolution adopted at the meeting of June 2013). In order to pay such minimum dividends as may accrue by reason of early conversion of the Class B shares in Class A ordinary shares, it was resolved to increase capital against the issue premium reserve created upon issuance of the Class B shares, to the extent allocated to this purpose, in twelve and eleven tranches, respectively, corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion.

Other rights:

The Class B convertible non-voting shares will have no voting rights. Nevertheless, those shares will have voting rights when the Company has not fully paid the minimum dividend. In this case, the voting right of the Class B convertible non-voting shares will be given in proportion to their par value.

Class B convertible non-voting shares will enjoy a right of pre-emptive subscription for capital increases against cash contributions and issues of debentures convertible into shares of the Company, on the same terms as the Class A ordinary shares, in proportion to the par values thereof. Nevertheless, that right may be excluded in accordance with the provisions of article 308 of the Spanish Companies Act and the pertinent corporate resolutions.

Subsequent issues of non-voting shares will require approval, by separate vote or special meeting, of the Class B convertible non-voting shares.

Class B convertible nonvoting shares will give their holders the same rights as contemplated by law, and the rights of Class A ordinary shares except as provided in the foregoing sections and by law, including the rights of information and attendance at the Company general shareholders’ meeting.

(c)	Conversion

I. Transformation:

The Class B convertible non-voting shares will be converted into Class A ordinary shares on the following conditions:

(i)	Each Class B convertible non-voting share will be converted into a Class A ordinary shares, at any time, at the election of its holder. The resolution of the board of directors effectuating the transformation of capital will determine the terms and procedures for receiving and documenting the shareholder elections and the issue and delivery of the Class A ordinary shares by conversion of Class B shares.

(ii)	42 months after the date of issue of the Class B convertible non-voting shares (hereinafter the “Mandatory Conversion Date”), those shares mandatorily will be transformed into Class A ordinary shares, at a ratio of one Class A ordinary share for each Class B convertible non-voting share.

Nevertheless, if the average of the weighted average prices on the Spanish Continuous Market for the Class A ordinary share of the Company over the 20 trading sessions immediately prior to the Mandatory Conversion Date is less than 2.00 euros, the conversion ratio will be changed as follows: The number of Class A ordinary shares to be issued upon conversion of each Class B convertible non-voting share will be equal to a fraction (stated as a decimal) the numerator of which is 2.00 euros and the denominator of which is the average of the weighted average prices of the Company’s Class A ordinary share over the 20 trading sessions immediately prior to the Mandatory Conversion Date, with a maximum of 1.33 Class A ordinary shares, for which purpose, if necessary, capital will be increased against reserves after satisfying the appropriate legal requirements. If the conversion ratio is not 1 to 1, the Company may organize a system to adjust for fractions.

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

As a result, the issue premium reserve created upon issue of the Class B convertible non-voting shares will be available not only for purposes of payment of the minimum dividend, but also, as indicated above, for mandatory conversion of the shares when the conversion ratio is higher than the 1 to 1 referred to above for purposes of repaying the par value of the newly issued Class A ordinary shares when appropriate.

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

During the first five business days of each month (with a business day for purposes of this resolution meaning working days, excluding Saturdays, Sundays and holidays in the municipality of Madrid), the Company will adopt the necessary resolutions and take the necessary actions to convert the Class B convertible non-voting shares into Class A ordinary  shares. The application for conversion must be effectively received by the Company before 5:30 p.m. on the last business day of the prior month, in the Spanish peninsular time zone. To this end the board of directors is expressly authorized to proceed to take all necessary actions, including registration no later than the last day of each month in the Commercial Register and with Sociedad de Gestión de los Sistemas de Gestión, Registro y Compensación de Valores, S.A.U. (Iberclear) of the new Class A ordinary common shares, and to deliver the new Class A ordinary  shares through the securities account specified by the holder of the Class B convertible non-voting shares or, if applicable, through the depositary, if they are incorporated in ADSs. Also, the Company will exert its best efforts so that the recently created Class A ordinary shares are admitted to trading on the Barcelona, Madrid, Bilbao and Valencia exchanges and included within the Spanish Automated Quotation System (SIBE) and the New York Stock Exchange (NYSE) before the end of the month of registration in the Commercial Register.

(ii)	Mandatory conversion: At the time of mandatory conversion, the board of directors is authorized to take all actions indicated in the preceding section to convert the Class B convertible non-voting shares into Class A ordinary shares during the month following the month the term for mandatory conversion expires.

III. Conversion ratio other than 1 to 1:

In the case of mandatory conversion as referred to above, if the conversion ratio of the Class B convertible non-voting shares into Class A ordinary shares is other than 1 to 1, it is resolved to increase capital in the amount of €13,298,571 to cover the issue of the additional number of Class A ordinary shares resulting from application of the new conversion ratio, with a maximum of 132,985,710 Class A ordinary shares, expressly contemplating the possibility of incomplete subscription.

That increase of capital of the Company is conditioned not only on existence of the circumstances referred to above in order for the conversion ratio to be other than 1 to 1, but also on the Company, at the time of implementation of the conversion, not having chosen to pay the aforesaid difference in cash.

The issue of the new shares covered by this capital increase will be at par value, without issue premium.

The par value of these shares will be paid up by application of the corresponding amount of the positive balance of the issue premium created upon issue of the Class B convertible non-voting shares, established as a reserve frozen except for these purposes and for purposes of payment of the minimum dividend, without the then remaining holders of Class A ordinary  shares being entitled to allotment of new Class A ordinary  shares issued to cover the conversion.

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

 If a person or entity is listed as a holder of shares on the share ledger by virtue of a nominee shareholder appointment or similar document, we may require the registered holder to disclose the identity of the beneficial owner of the share orthe shares, as well as any transfer of beneficial ownership of, or encumbrance over, the shares.

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

Shareholders Meetings

Under our bylaws and the Spanish Companies Act, general shareholders’ meetings are either ordinary or extraordinary meetings.

We must hold an ordinary general shareholders’ meeting annually within the first six months after the end of each fiscal year, on a date to be set by our board of directors. An extraordinary general shareholders’ meeting may be held when it is deemed warranted by the board of directors of Prisa or at the written request of shareholders holding at least 5% of our share capital, which request must state the matters to be considered at the meeting. In the case of a meeting called at the request of shareholders, we must hold the meeting within two months after the requesting shareholder(s) has submitted a notarized request for the meeting to our board of directors.

Attendance at shareholders meetings

Any registered shareholder that owns a minimum of 60 shares of Prisa capital stock, irrespective of class, on the date that is five days prior to the date of a shareholders meeting, and that has obtained the corresponding attendance card, may attend a general shareholders’ meeting, in person or by proxy.

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

On the initial call, quorum is generally satisfied if shareholders representing at least 25% of the subscribed share capital entitled to vote at the meeting are present or represented by proxy. On the second call, quorum is satisfied regardless of the share of our capital represented. At both the initial and second call, the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by shareholder action, unless the matter being considered requires a 69% vote, as discussed below.

A higher standard for quorum applies at any general shareholders meeting where the following issues are to be considered: the issuance of debt securities (obligaciones), the elimination of preemptive rights, transfer of domestic domicile to any jurisdiction outside of Spain, any increase or reduction of our share capital, or any transformation, merger, spin-off or dissolution or any amendment to our bylaws. At the initial call of such a meeting, quorum requires the presence (in person or by proxy) of shareholders representing 50% of our share capital entitled to vote at the meeting, and the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by the shareholders, unless the matter being considered requires a 69% vote, as discussed below. At the second call, quorum is satisfied by the presence of shareholders representing 25% of our share capital entitled to vote at the meeting; however, if less than 50% of the share capital entitled to vote is represented in person or by proxy, the affirmative vote of two-thirds of the shares entitled to vote and present or represented at the meeting is required to pass a resolution of the shareholders, unless the matter being considered requires a 69% vote, as discussed below. The interval between the first and the second call for a shareholders meeting must be at least 24 hours.

A resolution passed in a shareholders meeting is binding on all shareholders. However, in the case of resolutions contrary to Spanish law or the Company’s bylaws, the right to contest is extended to all shareholders, directors and interested third parties. In the case of resolutions prejudicial to the interests of the Company or contrary to the Company’s bylaws, such right is extended to shareholders who attended the shareholders meeting and recorded their opposition in the minutes of the meeting, to shareholders who were absent and to those unlawfully prevented from casting their vote as well as to members of the board of directors. In certain circumstances (such as a modification of corporate purpose or change of the corporate form), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from the Company. If this right were exercised, the Company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the ordinary shares for the quarter preceding the date of exercise of this right.

Supermajority voting rights

The General Shareholders Meeting held on June 22, 2013 resolved to modify article 15 bis of the Company Bylaws (Special resolutions) considering that, given the current conditions of the Company and due to the dispersion of its shareholders, it was convenient to change the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%.

Our bylaws require the affirmative vote of at least 69% of the total voting power of our issued shares, present or represented at a shareholders’ meeting, to approve any proposal submitted to shareholders with the respect to any of the following actions:

●	amendments to our bylaws, including any change to our corporate purpose, and any increase or decrease in the share capital of Prisa except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

●	any form of transformation, merger, consolidation or similar extraordinary transaction involving Prisa;

●	the winding up, liquidation or dissolution of Prisa;

●	elimination of shareholders’ preemptive rights to subscribe for share capital in connection with any increase in capital for cash;

●	change in the management structure of Prisa from a board of directors to a one- or two-person management structure (in the case Prisa were to cease to be a public company); and

●	the election by shareholders of any director other than those proposed by the board of directors.

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

For a description of our principal loan agreements, see “Item 5-Bank Borrowings.”

D.	Exchange Controls

Under current Spanish regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, other than with respect to applicable taxes. In some circumstances, however, investors must inform the proper Spanish authorities of such capital movements.

Law 19/2003 (July 4, 2003) governs the rules applicable to exchange controls including, inter alia, the principle of freedom of the movement of capital between Spanish residents and non-residents. This law establishes the obligation to declare capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures that are justified on grounds of public policy or public security. Please note that the procedures for the declaration of transactions carried out by Spanish residents with non-Spanish residents have been recently amended. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a framework for the regulation of foreign investments in Spain which, on a general basis, no longer required the prior consent or authorization of authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining and telecommunications, among others, discussed below). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), require notice before and after execution of the investment, except that no prior notice is required for: (1) investments in negotiable securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 50%. In specified circumstances, the Council of Ministers may agree to suspend all or part of Royal Decree 664/1999 when proposed by the Minister of Economy, or, in some cases, by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These requirements include a determination that the investment, due to its nature, form or condition, affects, or may potentially affect, activities relating to the exercise of public powers, national security or public health. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

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

For purposes for this discussion, a “US Holder” is a beneficial owner of Prisa ADSs, that is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

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

U.S. Federal Income Tax Considerations

Taxation of distributions on Prisa ADSs

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, to the extent paid out of Prisa’s current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions (including constructive distributions, if any, and any distributions in lieu of an adjustment to the conversion ratio of the Prisa Class B convertible non-voting shares) made with respect to Prisa ADSs will constitute dividends for U.S. federal income tax purposes. In addition, certain distributions of Prisa stock or ADSs paid to a U.S. Holder may be taxable to the extent of the value of the stock or ADSs distributed depending on what distributions made to other classes during prior to, at the same time as or subsequent to the stock distribution. The gross amount of dividends that a U.S. Holder receives will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Because Prisa does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations.

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

Section 1402 of the Code generally imposes a tax of 3.8% on the net investment income of taxpayers with adjusted gross incomes in excess of $250,000 in the case of married persons filing joint returns, $100,000 in the case of married persons filing separate returns and $200,000 in any other case. The computation of “net investment income” includes dividends and net gain from the sale of stock. U.S. Holders of ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced qualified dividend tax rate in light of their own particular situation and regarding the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

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

Constructive distributions

The terms of the Prisa Class B convertible non-voting shares provide that the conversion ratio of the shares into Prisa Class A ordinary shares will be increased, under certain circumstances and subject to certain limitations, to take into account a decrease of the trading price of the Prisa Class A ordinary shares below €2.00. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a U.S. Holder of Prisa ADS-Bs could be treated, under certain circumstances, as having received a constructive distribution includable in such U.S. Holder’s income in the manner described above under “— Taxation of Distributions on Prisa ADSs” if and to the extent that an increase in the conversion ratio of the Prisa Class B convertible non-voting shares has the effect of increasing the proportionate interest of such U.S. Holder in Prisa’s earnings and profits or assets. Thus, under certain circumstances, U.S. Holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. The terms of the Prisa Class B convertible non-voting shares also provide that we may elect to pay in cash, up to an amount of €0.50, the amount of the difference between €2.00 and the trading price of the Prisa Class A ordinary shares in lieu of increasing the conversion ratio of the Prisa Class B convertible non-voting shares. Any such distributions should be treated as dividend distributions includable in a U.S. Holder’s income in the manner described above under “Taxation of Distributions on Prisa ADSs.” U.S. Holders are urged to consult their own tax advisors to determine whether they are required to include any amounts in income as a result of an increase in the conversion ratio of the Prisa Class B convertible non-voting shares.

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

Material Spanish Tax Considerations

The following is a disclosure of certain material Spanish tax consequences of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares by a Qualifying Shareholder (as defined below). This disclosure is based on current Spanish law and practice, which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Treaty between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and its Protocol signed at Madrid, on February 22, 1990. The Protocol amending the Treaty, has been signed on January 14, 2013, but it has not entered into force. For purposes of this discussion, the Spanish tax consequences to holders of Prisa ADS-As and Prisa ADS-Bs will be the same as if such holders held the underlying Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively.

For purposes of this disclosure a Qualifying Shareholder is a beneficial owner of Prisa shares that (i) is a resident of the United States for purposes of the Treaty and entitled to its benefits, (ii) does not carry on business activities through a permanent establishment (as defined in the Treaty) located in Spain with respect to which their holdings of Prisa shares are effectively connected, and (iii) owns, and, at any given time, owned during the preceding 12-month period, directly or indirectly, less than 25% of the voting stock of Prisa. Holders of Prisa shares who are not Qualifying Shareholders may be subject to different tax consequences than those described below and are urged to consult their tax advisors regarding their tax treatment under Spanish and non-Spanish tax laws.

This disclosure does not discuss all aspects of Spanish taxation of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares and does not address all tax consequences that may be relevant to Qualifying Shareholders subject to special rules. This disclosure does not address any aspect of foreign, state, local, estate, wealth, inheritance, gift or other tax law that may be applicable to Qualifying Shareholders. In addition, this disclosure does not address the Spanish tax consequences applicable to “look-through” entities.

This disclosure of certain material Spanish taxation considerations is for general information only and is not tax advice. Qualifying Shareholders are urged to consult their tax advisors with respect to the application of Spanish tax law to their particular situations as well as any tax consequences arising under the laws of any foreign or other taxing jurisdiction or under any applicable tax treaty, and are advised that Spanish tax authorities may, in certain circumstances, charge interest or impose penalties or surcharges for a failure to comply with the requirements of Spanish tax law. Such costs may, in certain cases, be based on the amount of taxes due.

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

Taxation for Spanish Individual Shareholders

Individual shareholders who cease to be U.S. tax residents and become Spanish residents for Spanish tax purposes will be subject to Spanish tax at progressive tax rates, during 2014, of up to 27% on any dividends (after taking into account the €1,500 exempted amount) and capital gains due to the transfer of Prisa shares that would have been more than one year in the Individual shareholders patrimony, that exceed, in the aggregate, €24,001 in any taxable year. The specific tax rates are contained in the table below:

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

We have appointed Citibank, N.A. to act as Depositary for the Prisa ADSs. Citibank, N.A. will, as provided in the Deposit Agreement between Citibank, N.A. and Prisa, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADSs. Any record holder of Prisa ADSs may read such reports and communications or summaries thereof at Citibank’s office located at 388 Greenwich Street, New York, New York 10013.

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

 Interest Rate Risk

We are exposed to interest rate risk from our interest-bearing debt obligations, which are undertaken in variable interest rates. The interest rate on these instruments is mostly based on a rate of one-month Euribor plus the applicable margins. We manage certain specific exposures to both long and short term liabilities using interest rate derivatives to limit the impact of interest rate increases. These contracts mature between the first half of 2015.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate derivatives the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Their corresponding fair value as of December 31, 2013 is also indicated. The information is presented in euros, which is our reporting currency. Information on the following contract terms is provided:

·	For swaps: notional amounts and characteristics of payments made and received.

·	For debt obligations: principle amounts and characteristics of the interest payments.

As of December 31, 2013	2014	2015	2016 and Thereafter	Total	Fair Value 12/31/13
Interest rate options	(thousands of euros)
Swap in EUROS (1)	100,000	-	-	100,000	(684)
Swap in EUROS (2)	50,000	-	-	50,000	(415)
Swap in EUROS (3)	50,000	-	-	50,000	(376)
Swap in EUROS (4)	100,000	-	-	100,000	(354)
Collar Knok-in in EUROS (5)	22,650	7,875	-	22,650	(902)
Total				322,650	(2,731)

(1)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.759% on the notional amount of the swap. In exchange, each month we receive the current 1-month Euribor floating rate.

(2)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.750% on the notional amount of the swap. In exchange, each month we receive the current 1-month Euribor floating rate.

(3)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.6975% on the notional amount of the swap. In exchange, each month we receive the current 1-month Euribor floating rate.

(4)	Pursuant to the Swap contract, we currently pay a fixed rate of 0.420% on the notional amount of the swap. In exchange, each month we receive the current 1-month Euribor floating rate.

(5)
Prisa currently pays a current rate taking into account a floor in the 4.25% level on the notional amount of the hedge. In exchange, each six months we receive the current 6-month Euribor floating rate.

The following table presents a sensitivity analysis showing changes in the fair value of our derivatives, as of December 31, 2013, to changes in the euro interest rate curve that we consider reasonable:

Sensitivity (before tax)	12/31/13
(thousands of euros)
+0.5% (increase in interest rate curve)	2,088
- 0.5% (decrease in interest rate curve)	(686)

The sensitivity analysis reveals that the negative fair value of the interest rate derivatives decreases in response to an increase in the interest rate curve, partially reducing the projected higher cost of borrowings. For floating-rate financial debt, a 0.5% increase in interest rates would increase borrowing costs by €4.4 million in 2014.

	Liabilities Maturing During Fiscal Year					Fair Value
	2014	2015	2016	2017 and Thereafter	Total	As of December 31, 2013
	(thousands of euros except for percents)
Liabilities long term
Prisa Tranche 1 Credit Facility (EUR)	-	353,261	-	-
Tranche 1 Loan Arrangement Costs	-	(44,167)	-	-	309,094	324,549
Interest Rate - Euribor 6m + spread	-	Eur 6m floor 1% + 2.60%	-	-
Prisa Tranche 2 Credit Facility (EUR)	-	-	-	646,739
Tranche 2 Loan Agreement Costs	-	-	-	(45,481)	601,258	511,069
Interest Rate - Euribor 1Y + spread	-	-	-	Eur 1m + 2.60%
Prisa Tranche 3 Credit Facility (EUR)	-	-	-	2,277,993
Tranche 3Loan Arrangement Costs	-	-	-	(91,677)	2,186,316	1,421,106
Interest Rate – 10 basic points	-	-	-	10 bp
Bilateral Loans (MXN)	-	-	554	-	554	552
Average Interest Rate	-	-	-	-
Bilateral Loans (USD)	-	25,541	-	-	25,541	25,501
Average Interest Rate-ref.Libor USD	-	-	-	-
Loans (EUR)	-	65,542	21,703	17,373	104,618	103,994
Average Interest Rate - ref.Euribor	-	(1)	(1)	(1)
Loans (COP)	-	17	-	-	17	17
Leasing and other debt.	-	3,440	1,873	6,144	11,457	11,290

Liabilities short term
Convertible Bond (EUR)	29,657	-	-	-	29,657	29,638
Interest Rate – Euribor 1m + spread	Eur 1m + 4,15%	-	-	-
Bilateral Loans (EUR)	71,854	-	-	-
Bilateral Loans Arrangement Cost	(696)	-	-	-	71,158	71,126
Average Interest Rate - ref.Euribor	(1)	-
Bilateral Loans (ARS)	1,612	-	-	-	1,612	1,612
Interest Rate
Loans (USD)	580	-	-	-	580	580

Loans (COP)	3,772	-	-	-	3,772	3,771

Loans (BRL)	25,894	-	-	-	25,894	25,887

Loans (CLP)	973	-	-	-	973	973

Leasing and other debt	28,580	-	-	-	28,580	28,565
Total	162,227	403,634	24,130	2,811,091	3,401,082	2,560,230

(1)	“Eur 1m” refers to the one-month Euribor rate. The rates provided in this table are the reference rates at which we pay interest under each of our respective lending arrangements.

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

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign currency exchange rates. For material foreign exchange derivatives the table presents notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These contracts mature in 2014. Their corresponding fair value as of December 31, 2013 is also indicated.

		Notional Value of Contracts
		Maturing During Fiscal Year			Fair Value
As of December 31,2013		2014	Thereafter	Total	12/31/13
		(thousands of dollars)			(thousands of euros)
Forward
sell CLP / buy USD	Chilean peso / USD
	Contract amount (USD)	558	–	558	(4)
Total				558	(4)

The following table presents a sensitivity analysis showing changes in the fair value of our FX derivatives, as of December 31, 2013, to changes in the foreign currency hedges that we consider reasonable:

Sensitivity (before tax)	12/31/13
(thousands of euros)
+10% (increase in interest rate curve)	36
- 10% (decrease in interest rate curve)	(44)

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

The Depositary of our ADS program is Citibank, N.A., and the address of its principal executive office is 388 Greenwich Street, 14th Floor, New York, New York 10013.

Each Class A ADS represents the right to receive four Class A ordinary shares of capital stock of €0.10 nominal value each, of Prisa and each Class B ADS represents the right to receive four Class B convertible non-voting shares of €0.10 nominal value each. The Depositary issues ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

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

The depositary has agreed to reimburse or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as certain legal and other fees in connection with our SEC filings, investor relations expenses and expenses attributable to any secondary offering of ADSs). The amounts the depositary reimbursed or paid are not necessarily related to the fees collected by the depositary from ADS holders. The depositary reimbursed and paid on our behalf an amount of $314,771.38  in 2013.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2013, Prisa, under the supervision of our Executive Chairman, Co-Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation,  Prisas Executive Chairman, Co-Chief Executive Officer and Chief Financial Officer concluded that Prisa´s disclosure controls and procedures were effective at the reasonable assurance level to ensure that information relating to Prisa, required to be disclosed in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management,  to allow timely decisions regarding required disclosure.

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

Under the supervision of our Executive Chairman, Co-Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment and those criteria, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

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

 The board of directors in its meeting held on December 16, 2011, and on proposal of the corporate governance committee, approved a Code of Conduct generally applicable to all employees of the  Group (the "Code of Conduct").

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

The fees for services relating to our 2013 and 2012 consolidated financial statements provided by Deloitte, S.L. and by other entities related to the auditor are as follows:

	Year ended December 31
	2013	2012
	(thousands of euros)
Audit fees	2,432	2,345
Audit related fees	250	277
Tax fees	527	519
Other fees	163	213
Total fees	3,372	3,354

Audit fees in 2013 include €541 thousand for the Group integrated audit in accordance with the standards of PCAOB (€495 thousand in 2012).

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 The number of shares of treasury stock at December 31, 2013 amounted to 1,294,062. These treasury shares are directly owned by Prisa.

	Year ended December 31, 2013
Period of Fiscal Year	Total Number of Shares Purchased		Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs

January 1 to January 31
February 1 to February 28
March 1 to March 31
April 1 to April 30
May 1 to May 31
July 1 to July 31
August 1 to August 31	250,000	*	0.1946	00
September 1 to September 30	250,000	*	0.2126
October 1 to October 31
November 1 to November 30
December 1 to December 31
Total	500,000		0.204

*August 1 to August 31: 50,000 shares were purchased at the price of €0.190; 50,000 shares were purchased at the price of €0.191; 50,000 shares were purchased at the price of €0.192; 100,000 shares were purchased at the price of €0.200.

*September 1 to September 31: 50,000 shares were purchased at the price of €0.207; 50,000 shares were purchased at the price of €0.205; 50,000 shares were purchased at the price of €0.208; 50,000 shares were purchased at the price of €0.212; 50,000 shares were purchased at the price of €0.231

Item 16F.	Change in Registrant’s Certifying Accountant

 During the years ended December 31, 2012 and 2013 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2012 and 2013, Deloitte, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

 Our board of directors assesses the independence of our board members in accordance with criteria set forth in Orden ECC/461/2013 (that is a rule issued by the Ministry of Economy and Competitiveness) and the Unified Code of Good Governance, a code assumed by the Spanish securities market regulator in 2006 on the basis of the “comply or explain” principle, but binding for the issuers as far as the directors definitions are concerned. In order to be classified as independent in accordance with said rule, a director, among other things, (i) shall not be a former employee or executive director of Prisa or any of our subsidiaries, unless three or five years have elapsed, respectively, from the end of the relationship (ii) shall not receive any payment or other form of compensation from us or our group in addition to their directors’ fees, unless the amount involved is not significant for the director, (iii) shall not be a partner, now or in the past three years, of our external auditor, (iv) shall not be an executive director or senior officer of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, or have had such dealings in the preceding year (vi) shall not be a spouse, domestic partner in a similar relationship, nor close relative of any of our executive directors or senior officers, (vii) shall not be significant shareholders or executive directors of an entity that receives or have received donations from the Company during the last three years, (viii) shall not be any person not proposed for appointment or renewal by the nominations and compensation committee,  (ix) shall not stand have any of the relationships described in (i), (v) or (vi) above in relation with a significant shareholder or a shareholder with board representation and (x) shall not be in the office of director for a continuous period exceeding 12 years. Said rule contains a transitional provision under which the independent directors that to June 30, 2013 have held their position for a period exceeding 12 years will not lose their status as an independent director until the end of their ongoing mandate, provided that they are not engaged in some of the other circumstances that prevent them from maintaining such status.

This individual independence assessment is explained to the shareholders at the general shareholders meeting appointing such director, and is reviewed annually by our board of directors. We also make publicly available an annual report on corporate governance and publish corporate governance information on our website.

Under the NYSE corporate governance rules applicable to domestic issuers, non-management directors must meet on a regular basis outside of the presence of management. Although under Spanish law this practice is neither required nor expressly recommended and as such, since the 2013 financial year, on the initiative of the Chairman of the board, the non-executive members of our board of directors have met from time to time  as a group outside of the presence of the directors to coordinate and air their concerns . Meetings of our audit committee, corporate governance committee, and nomination and compensation committee are regularly held outside of the presence of management.

Independence of the directors on the audit committee

Our board of directors has determined that the members of our audit committee meet the SEC audit committee independence requirements as set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The functions, composition and competencies of our audit committee are regulated by our board of directors’ Regulations, mainly in its sections 23 and 24, and are similar to those required by the NYSE. Under the NYSE corporate governance rules applicable to domestic issuers, all members of the audit committee must be independent, determined in accordance with the NYSE Listed Company Manual. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. All of the members of our audit committee, including the chairman, are independent so the audit committee complies with the Unified Code of Good Governance and the Spanish Law. These independence standards may not necessarily be always identical to, or as stringent as, the director independence standards established by the NYSE. Our board has not affirmatively determined that our audit committee members meet the independence criteria set forth in the NYSE Listed Company Manual.

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

Code of Business Conduct

The NYSE corporate governance rules applicable to domestic issuers require companies to adopt a code of business conduct for directors, officers and employees, and promptly disclose any waivers of the code. We have adopted an internal code of conduct in matters relating to the stock market that applies to our directors and executive officers and also a Code of Conduct generally applicable to all employees of the  Group (see “—Code of Ethics”). In addition, our Board of Directors Regulations set out in detail our directors’ principal obligations relating to conflicts of interest concerning director qualification standards and responsibilities, business opportunities, safeguarding of corporate assets, confidentiality and non-competition. In accordance with Spanish law, we produce and make publicly available an annual report on corporate governance and publish corporate governance information on our website.

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

Date: April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.
Madrid, Spain

We have audited the internal control over financial reporting of Promotora de Informaciones, S.A. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Company and our report dated April 29, 2014, expressed an unqualified opinion on those financial statements.

DELOITTE, S.L.
/s/ Deloitte, S.L.

Madrid, Spain
April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.
Madrid, Spain

We have audited the accompanying consolidated balance sheets of Promotora de Informaciones, S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Promotora de Informaciones, S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE, S.L.
/s/ Deloitte, S.L.

Madrid, Spain
April 29, 2014

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2013 AND 2012
(Thousands of Euros)

ASSETS	Notes	12/31/13	12/31/12	EQUITY AND LIABILITIES	Notes	12/31/13	12/31/12
A) NON-CURRENT ASSETS		4,929,071	6,003,095	A) EQUITY	11	1,569,326	2,611,627

I. PROPERTY, PLANT AND EQUIPMENT	5	262,091	296,419	I. SHARE CAPITAL		105,266	99,132

II. GOODWILL	6	2,482,224	3,359,717	II. OTHER RESERVES		634,149	1,299,881

III. INTANGIBLE ASSETS	7	285,478	320,232	III. ACCUMULATED PROFIT		880,097	769,583
				- From prior years		1,528,802	1,024,616
IV. NON-CURRENT FINANCIAL ASSETS	8	52,789	64,639	- For the year: Profit/loss attributable to the Parent		(648,705)	(255,033)

V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	597,264	612,214	IV.TREASURY SHARES		(518)	(727)

VI. DEFERRED TAX ASSETS	19	1,244,006	1,343,869	V. EXCHANGE DIFFERENCES		(12,451)	17,805

VII.OTHER NON-CURRENT ASSETS		5,219	6,005	VI. NON- CONTROLLING INTERESTS		(37,217)	425,953
				B) NON-CURRENT LIABILITIES		3,524,740	3,331,781
B) CURRENT ASSETS		1,774,800	1,655,647
				I. NON-CURRENT BANK BORROWINGS	12	3,238,855	2,866,786
I. INVENTORIES	10 a	240,252	270,309
				II. NON-CURRENT FINANCIAL LIABILITIES	12-13	106,809	158,655
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services		984,398	981,268	III. DEFERRED TAX LIABILITIES	19	29,654	22,177
2. Receivable from associates		12,148	22,269
3. Receivable from public authorities	19	56,496	55,661	IV. LONG-TERM PROVISIONS	14	95,220	254,018
4. Other receivables		274,750	266,615
5. Allowances	10 b	(75,595)	(73,798)	V. OTHER NON-CURRENT LIABILITIES		54,202	30,145
		1,252,197	1,252,015
				C) CURRENT LIABILITIES		1,609,866	1,718,605
III. CURRENT FINANCIAL ASSETS		142,911	20,063
				I. TRADE PAYABLES		1,092,923	1,151,739
IV.CASH AND CASH EQUIVALENTS		139,433	113,260
V. OTHER CURRENT ASSETS		7	-	II. PAYABLE TO ASSOCIATES		2,956	10,870

				III. OTHER NON-TRADE PAYABLES		106,497	97,228

				IV. CURRENT BANK BORROWINGS	12	162,227	205,467

				V. CURRENT FINANCIAL LIABILITIES	12-13	46,181	43,291

				VI. PAYABLE TO PUBLIC AUTHORITIES	19	112,681	129,219

				VII. PROVISIONS FOR RETURNS		11,141	7,577

				VIII. OTHER CURRENT LIABILITIES		75,260	73,214
C) ASSETS HELD FOR SALE		61	3,271
TOTAL ASSETS		6,703,932	7,662,013	TOTAL EQUITY AND LIABILITIES		6,703,932	7,662,013

 The accompanying Notes 1 to 28 and Appendix I and II are an integral part of the Consolidated Balance Sheets at December 31, 2013 and 2012

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Thousands of Euros)

	Notes		12/31/13	12/31/12	12/31/11

Revenues			2,680,280	2,623,495	2,641,281
Other income			45,414	41,197	83,169

OPERATING INCOME	15		2,725,694	2,664,692	2,724,450

Cost of materials used			(1,130,008)	(889,352)	(824,120)
Staff costs	16		(539,633)	(604,957)	(674,322)
Depreciation and amortization charge	5-7		(188,238)	(187,998)	(171,331)
Outside services	16		(757,528)	(742,977)	(788,813)
Change in allowances, write downs and provisions	16		(46,413)	(100,196)	(45,171)
Impairment of goodwill	6		(847,084)	(301,282)	(252,944)
Other expenses			(17,857)	(12,984)	(3,485)

OPERATING EXPENSES			(3,526,761)	(2,839,746)	(2,760,186)

PROFIT/LOSS FROM OPERATIONS			(801,067)	(175,054)	(35,736)
Finance income			4,708	5,469	7,296
Finance costs			(195,773)	(177,601)	(205,153)
Changes in value of financial instruments			3,830	(2,241)	6,586
Exchange differences (net)			1,630	281	(3,881)

FINANCIAL LOSS	17		(185,605)	(174,092)	(195,152)
Result of companies accounted for using the equity method	9		1,263	(6,275)	(19,694)
Profit/Loss from other investments	8		(352)	2	5,867)
PROFIT/LOSS BEFORE TAX FROM CONTINUING OPERATIONS			(985,761)	(355,419)	(244,715)

Income tax	19		(43,495)	20,436	(147,973)

PROFIT/LOSS FROM CONTINUING OPERATIONS			(1,029,256)	(334,983)	(392,688)

Loss after tax from discontinued operations			(95)	(3,496)	(2,646)

CONSOLIDATED PROFIT/LOSS FOR THE YEAR			(1,029,351)	(338,479)	(395,334)

PROFIT/LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	11	j	380,646	83,446	(55,884)

PROFIT/LOSS ATTRIBUTABLE TO THE PARENT			(648,705)	(255,033)	(451,218)

BASIC EARNINGS PER SHARE (in euros)	21		(0.64)	(0.27)	(0.62)

The accompanying Notes 1 to 28 and Appendix I and II are an integral part of the Consolidated Income Statements for 2013, 2012 and 2011

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Thousands of Euros)

	12/31/13	12/31/12	12/31/11
CONSOLIDATED PROFIT FOR THE YEAR	(1,029,351)	(338,479)	(395,334)

Net income recognized directly in equity	(63,876)	20,058	(23,248)
Arising from translation differences	(63,876)	20,058	(23,248)

TOTAL RECOGNIZED INCOME AND EXPENSE	(1,093,227)	(318,421)	(418,582)
Attributable to the parent company	(696,177)	(241,355)	(467,413)
Attributable to non- controlling interests	(397,050)	(77,066)	48,831

The accompanying Notes 1 to 28 and Appendix I and II are an integral part of the Consolidated Statements of Comprehensive Income for 2013, 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2013, 2012 AND 2011
(Thousands of Euros)

	Shares Capital	Premium Share	Reserves	Reserves for First- Time Application Of IFRSs	Prior Years’ Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the year	Equity Attributable to The Parent	Minority Interests	Total Equity
Balance at December 31, 2010	84,698	409,028	784,172	(72,661)	871,746	(4,804)	20,213	(72,870)	2,019,522	630,663	2,650,185

Capital increases (Note 11a and 11b)	88	1,022							1,110		1,110
Conversion of financial liabilities into equity		27,829							27,829		27,829
Treasury share transactions

- Delivery of treasury shares			-			3,425			3,425		3,425

- Purchase of treasury shares			-			(2,082)			(2,082)		(2,082)
- Reserves for treasury shares			(956)			956			-		-

Distribution of 2010 results

- Dividends								(5,990)	(5,990)		(5,990)
- Reserves			3,292		(82,152)			78,860	-		-

Income and expense recognized in equity
- Translation differences (Note 11i)					(5,737)		(10,458)		(16,195)	(7,053)	(23,248)
- Results 2011								(451,218)	(451,218)	55,884	(395,334)

Other			914		47,643				48,557	(13,609)	34,948

Changes in non- controlling interests
- Dividends paid during the year										(73,021)	(73,021)
- Due to changes in scope of consolidation										(2,343)	(2,343)

- Due to capital increases										2,556	2,556

Balance at December 31, 2011	84,786	437,879	787,422	(72,661)	831,500	(2,505)	9,755	(451,218)	1,624,958	593,077	2,218,035

Capital increases (Note 11a and 11b)	14,346	201,239							215,585		215,585
Conversion of financial liabilitie into equity (Note 13)		164,855							164,855		164,855
Issuance of financial instruments (Note 11c)			400,316						400,316		400,316
Treasury share transactions (Note 11g)
- Delivery of treasury shares			-			3,786			3,786		3,786
- Purchase of treasury shares			-			(2,515)			(2,515)		(2,515)
- Reserves for treasury shares			(507)			507			-		-

Distribution of 2011 results

- Reserves			(616,903)		165,685			451,218	-		-

Income and expense recognized
- Translation differences (Note 11i)					5,628		8,050		13,678	6,380	20,058
- Result for 2012								(255,033)	(255,033)	(83,446)	(338,479)

Other			(1,759)		21,803				20,044	(14,310)	5,734

Changes in non- controlling interests (Note 11j)
- Dividends paid during the year										(75,639)	(75,639)
- Due to changes in scope of consolidation										14	14
- Due to capital increases										(123)	(123)

Balance at December 31, 2012	99,132	803,973	568,569	(72,661)	1,024,616	(727)	17,805	(255,033)	2,185,674	425,953	2,611,627

Capital increases (Note 11a and 11b)	6,134	54,353							60,487		60,487
Conversion of financial liabilities into equity (Note 13)		(76,511)							(76,511)		(76,511)
Issuance of equity instruments (Note 11a)			127,566						127,566		127,566
Treasury share transactions (Note 11g)
- Delivery of treasury shares			-			1,619			1,619		1,619
- Purchase of treasury shares			-			(121)			(121)		(121)
- Reserves for treasury shares			1,289			(1,289)					-

Distribution of 2012 results

- Reserves			(685,793)		430,760			255,033			-

Income and expense recognized
- Translation differences (Note 11i)					(17,216)		(30,256)		(47,472)	(16,404)	(63,876)
- Result for 2013								(648,705)	(648,705)	(380,646)	(1,029,351)

Other			(86,636)		90,642				4,006	(6,926)	(2,920)

Changes in non- controlling interests (Note 11j)
- Dividends paid during the year										(35,390)	(35,390)
- Due to changes in scope of consolidation										1,586	1,586
- Due to changes in percentage of consolidation										(25,390)	(25,390)

Balance at December 31, 2013	105,266	781,815	(75,005)	(72,661)	1,528,802	(518)	(12,451)	(648,705)	1,606,537	(37,217)	1,569,326

The accompanying Notes 1 to 28 and Appendix I and II are an integral part of the Consolidated Statements of Changes in Equity for 2013, 2012 and 2011.

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
 (Thousands of Euros)

	12/31/13	12/31/12	12/31/11

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(985,761)	(355,419)	(244,715)

Depreciation and provisions	1,097,257	602,056	472,648

Changes in working capital	(68,534)	(80,341)	(77,855)
Inventories	30,058	11,030	(17,658)
Accounts receivable	(43,838)	(55,904)	(81,213)
Accounts payable	(51,906)	(71,899)	(82,750)
Other current assets	(2,848)	36,432	103,766

Income tax recovered (paid)	(54,612)	(39,210)	(52,991)

Other profit adjustments	155,517	123,309	172,132

Financial results	185,605	174,092	195,152
Other adjustments	(30,088)	(50,783)	(23,020)

CASH FLOWS FROM OPERATING ACTIVITIES	143,867	250,395	269,219

Recurrent investments	(152,683)	(168,760)	(217,978)
Investments in intangible assets	(107,064)	(122,496)	(141,025)
Investments in property, plant and equipment	(45,619)	(46,264)	(76,953)

Investments in non-current financial assets	(3,683)	(6,956)	(11,951)
Proceeds from disposals	6,937	1,947	5,706
Other cash flows from investing activities	279	10,983	(20,426)

CASH FLOWS FROM INVESTING ACTIVITIES	(149,150)	(162,786)	(244,649)

Proceeds and payments relating to equity instruments	1,531	151,291	2,951
Proceeds relating to financial liability instruments	280,056	149,645	209,286
Payments relating to financial liability instruments	(61,512)	(43,509)	(151,469)
Dividends and returns on other equity instruments paid	(30,213)	(80,721)	(83,032)
Interest paid	(63,158)	(105,191)	(124,392)
Other cash flow from financing activities	(83,921)	(145,324)	(29,715)

CASH FLOWS FROM FINANCING ACTIVITIES	42,783	(73,809)	(176,371)

Effect of foreign exchange rate changes	(11,327)	1,302	4,971

CHANGE IN CASH FLOWS IN THE YEAR	26,173	15,102	(146,830)

Cash and cash equivalents at beginning of year	113,260	98,158	244,988
-Cash	97,256	94,288	206,580
-Cash equivalents	16,004	3,870	38,408

Cash and cash equivalents at end of year	139,433	113,260	98,158
-Cash	129,785	97,256	94,288
-Cash equivalents	9,648	16,004	3,870

The accompanying Notes 1 to 28 and Appendix I and II are an integral part of the Consolidated Statements of Cash Flow for 2013, 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2013 AND CONSOLIDATED STATEMENT OF INCOME AND EXPENSES, COMPREHENSIVE INCOME AND CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 2013

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

The Group’s consolidated financial statements for 2012 were approved by the shareholders at the Annual General Meeting held on June 22, 2013.

The consolidated financial statements for 2013 were authorized for issue by the Company’s directors on March 18, 2014.

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

b)	Evolution of the financial structure of the Group

In 2013, the Group continued with its financial restructuring.

In December 2013, the Group signed an agreement to roll over its financial debt, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile (see note 12).

The liquidity profile improved as a result of an additional credit line of EUR 353 million signed with certain institutional investors and a significant reduction in interest payments in cash.

The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other corporate transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Application of International Financial Reporting Standards (IFRSs)

The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which do not differ with a material effect from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

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

-          Consolidated balance sheets

-          Consolidated income statements

-          Consolidated statements of comprehensive income

-          Consolidated statements of changes in equity

-          Consolidated statements of cash flows

●	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all transactions, events and items in 2013, 2012 and 2011.

In 2013, the following amendment to accounting standard came into force:

-	IFRS 13 Fair Value Measurement.
-	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income.
-	Amendments to IAS 19 Employee Benefits.
-	Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities.
-	Annual Improvements to IFRSs 2009-2011 Cycle: Minor amendments to a set of standards.
-	IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine.
-	IFRS 10 Consolidated Financial Statements
-	IFRS 11 Joint Arrangements
-	IFRS 12 Disclosure of Interests in other entities
-	IAS 27 (Revised) Individual Financial Statements
-	IAS 28 (Revised) Investments in Associates and Joint Ventures
-	Amendment to IFRS 10, 11 y 12 Transition Guidance

The application of these amendments and interpretations did not have a significant effect on the Group’s consolidated financial statements for 2013.

At December 31, 2013, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, amendments and interpretations		Mandatory application for financial years beginning on or after
IAS 32	Presentation - Offsetting financial assets and financial liabilities	January 1, 2014
Amendment to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 9	Financial Instruments: Classification and valuation and subsequent amendments to IFRS 9 and IFRS 7 about Mandatory Effective Date and Transition Disclosures.	January 1, 2018
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle.	Minor amendments to a number of rules	July 1, 2014
IFRIC 21	Levies	January 1, 2014

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

As at the date of authorization of the accompanying financial statements, the directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

b)	Fair presentation and accounting principles

The consolidated financial statements were obtained from the separate financial statements of Prisa and its subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2013, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement bases applied in preparing the Group’s consolidated financial statements for 2013 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as issued by the International Accounting Standards Board.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Group’s directors.

In the consolidated financial statements for 2013 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets and goodwill to determine the possible existence of impairment losses (see Note 4f and 4d).

-	The useful life of property, plant, and equipment, and intangible assets (see Notes 4b and 4e).

-	The hypothesis used to calculate the fair value of financial instruments (see Note 4g).

-	The assessment of the likelihood and amount of undetermined or contingent liabilities.

-	Estimated sales returns received after the end of the reporting period.

-	The estimates made for the determination of future commitments.

-	The recoverability of deferred tax assets (see Note 19).

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analysed, it is possible that figures in the future differed materially from estimates and assumptions used. In this case, the effects in the corresponding consolidated income statements for future periods, as well as in assets and liabilities, would be recognized.

In 2013, there were no significant changes in the accounting estimates made at the end of 2012, apart from those used to determine goodwill and the probability of unfavorable court rulings about tax credits recognized occurring (see Notes 6 and 19).

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

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate after adjusting the effects of changes in prices according to local regulations. At December 31, 2013, the only country in which the Group operates that pursuant to IAS 21 could be considered to be a hyperinflationary economy is Venezuela.

In keeping with standard practice, these consolidated financial statements do not include the tax effect of transferring to Prisa’s accounts the accumulated reserves and retained earnings of the other consolidated companies, since it is considered that these balances will be used as equity by said companies.

The data relating to Sociedad Española de Radiodifusión, S.L., Prisa Radio, S.L., Grupo Santillana de Ediciones, S.L., Prisa Brand Solutions, S.L.U., Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A. de C.V., Grupo Media Capital SGPS, S.A., Antena 3 de Radio, S.A. and DTS, Distribuidora de Televisión Digital, S.A. contained in these notes were obtained from their respective consolidated financial statements.

(3)	CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2013 and 2012 were as follows:

2013-

Subsidiaries

In June 2013, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Radiodifusão e Publicidade, Lda. (Rádio Sabugal), Rádio Manteigas Radiodifusão, Lda., Publicidade e Publicações,Lda. (Polimedia), Produções Radiofonicas de Coimbra, Lda. (PRC), and Penalva do Castelo FM Radiodifusão e Publicidade, Lda.

Also in June 2013, Radio Comercial, S.A. (Comercial) acquired a 75% de Rádio Concelho of Cantanhede, Lda. and Produções Audiovisuais, S.A. (Radio Cidade) acquired a 100% of Comunicaçao Social, Lda. (R 2000).

In July 2013, Prisa Brand Solutions, S.L.U. absorbed Prisa Innova, S.L.U. and Promotora de Informaciones, S.A. absorbed Prisa Televisión, S.A.U.

Also in September 2013, Prisa Noticias, S.L. sold its stake in Redprensa, S.L.U., and therefore the group press distribution activity. As a result of this sale out of the scope of consolidation the following subsidiaries: Grupo Cronos Distribuidora Integral, S.L., Cronodís Logística Integral, S.L., Aldipren, S.L., Distritoledo, S.L. y Districuen, S.L.

In October 2013, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Produçoes e Publicidade, Lda. (Leirimedia).

In November 2013, Prisa Eventos, S.L. was incorporated. It is 100% owned by Prisa Noticias, S.L.

Also in November 2013, Cantabria de Medios, S.A. disolved, a company owned by Propulsora Montañesa, S.A.

In December 2013, Vía Atención Comunicación, S.L.  was absorbed by DTS, Distribuidora de Televisión Digital, S.A.

Jointly controlled entities

In February 2013, Santillana Ediciones Generales, S.A. de C.V. exits the shareholder structure of Historia para Todos S.A. de C.V., in which previously participated with a 50% stake.

Associates

In September 2013, Promotora de Informaciones, S.A. sold 27.98% of its stake  in the capital of V-me Media Inc, keeping a share of 3.9%, so this society ceases to be consolidated.

Also in September 2013, as a result of the sale of Redprensa, S.L.U., by Prisa Noticias, S.L., came out of the scope of consolidation all the associates companies in the distribution business unit.

The main impacts on the balance sheet at December 31, 2013 related to the sale of the distribution business are summarized as follows:

Thousands of euros
Non -current assets	20,060
Current financial assets and cash and cash equivalents	401
Other current assets	6,740
Current and non-current liabilities	(10,180)
Provision has been applied	(10,021)
Carrying amount	7,000
Cash consideration	2,500
Other consideration	4,500
Total consideration	7,000

As a result of the sale of the distribution business, the provision created for this concept has been applied in an amount of EUR 10,021 thousand (see Note 14). After this operation, the provision has been totally used.

Significant operations

In November 2013 Prisa Radio, S.L. has reached an agreement with one of its shareholders, for the acquisition by Prisa Radio, S.L. of the shares held by 3i Group plc which will be held as treasury stock. As consequence of this agreement, the percentage of Radio business that has been integrated in the consolidated financial statements of the Group as of December 31, 2013 has increased from 73.5% to 80.0%. In addition, there has been a liability for the amount pending payment derived from this agreement amounting to EUR 41,769 thousand, which is registered in "Other non-current liabilities" (EUR 37,413 thousand) and "Other current liabilities" (EUR 4,356 thousand) of the accompanying consolidated balance sheet.

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

In September 2012, Lúdicodrome – Editora Unipessoal, Lda, which belongs to the Media Capital Group, merged with Media Capital Editora Multimedia, S.A.

Also, in September 2012, TV Ciudad Real, S.L.U was absorbed by Promotora de Emisoras de Televisión, S.A.

In December 2012, Desenvolvimento e Comercializaзгo de Sistemas de Comunicaзгo, S.A was absorbed by Media Capital Servicios de Consultoria y Gestao, S.A.

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

In May 2012, Uniao de Leira, SAD., belonging to Grupo Media Capital, SGPS, S.A., was sold.

In June 2012, Distribuidora Cordobesa de Medios Editoriales, S.L. was absorbed by Distrimedios, S.L

In October 2012,   Souto S.L.U, was absorbed by Distribuidora de Publicaciones Boreal, S.L. Also that month, Suscripciones de Medios Editoriales, S.L was absorbed by Distrimedios, S.L.

In November 2012, Prensa Serviodiel, S.L. was absorbed by Distrimedios, S.L.

Significant operations

The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries were fully consolidated in the Group's accounts since April 1, 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 Prisa announced its decision to exercise the call option for one euro, which involved the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Additionally, in June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. y Gráficas Integradas, S.A.

The main impacts of the full integration of Dédalo Grupo Gráfico in the consolidated balance sheets at December 31, 2012 were as follows:

Thousands of euros
Non- current assets	32,249
Current financial assets and cash and cash equivalents	467
Other current assets	3,355
Current and non-current liabilities	(127,353)

At December 31, 2011 the Group registered provisions which correspond to the estimated risks in this investment. Therefore, the aforementioned operations had no impact in the accompanying consolidated income statement (see Notes 8 and 14).

The fully consolidation of Dédalo Grupo Gráfico had a significant impact in the equity of the Group, which contemplated the risks associated with Dédalo Grupo Gráfico through the provision created on loans granted to this group and the provision of the printing business (see note 14).

Prisa was the guarantor of all the debt and the underlying hedges of Dédalo Grupo Gráfico until the company started to be fully consolidated.

From April 1, 2012, Dédalo Grupo Gráfico contributed to consolidated revenues with EUR 12,411 thousand and with losses of EUR 5,607 thousand to profit from operations.

In case Dédalo Grupo Gráfico had been fully consolidated since January 1, 2012, its contribution to total consolidated revenues would have amounted to EUR 23,895 thousand and it would have impacted to the profit from operations with a loss of EUR 11,080 thousands.

When comparing the information for 2013 and 2012, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in the consolidation scope" column, should be taken into account.

(4)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2013 and comparative information were as follows:

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

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of estimated useful life

Buildings and structures	10 - 50
Plant and machinery	5 – 15
Digital set-top boxes	7
Digital access cards	7
Other items of property, plant and equipment	3 – 20

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

Audiovisual rights-

”Audiovisual rights” in the accompanying consolidated balance sheet includes the cost of various long-term audiovisual rights. These rights are depreciated according to the generation of revenues derived from them and the term of the contracts. They are reported to its expected recoverable.

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

Annually, at the end of each fiscal year and, when ever, there is evidence of impairment, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate cash flows that are largely independent of those from other assets or groups of assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value at a rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2013 the rates used ranged from 7.5% to 13.0%, depending on the business analyzed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

If the recoverable amount is lower than the asset’s carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference.

In case the goodwill of a company with minority interests was fully recognized in the consolidated financial statements of the parent company, the assignment of the corresponding impairment between the parent company and the minority interests is made in accordance with their participation in the profit and losses of the company, that means in accordance with the participation in the share capital of the company. According to IFRS 3, the Group maintains the 100% of the goodwill of the pay TV business, as sales of minority stakes in previous years did not imply a loss of control. Consequently, the Group is considering a 100% of future cash flows of this business in the analysis of the goodwill impairment test and therefore the potential impairment of the goodwill will be assigned to the parent company (Prisa) and minority interests according with their stakes in DTS, Distribuidora de Televisión Digital, S.A. share capital, as there is no goodwill corresponding to minority interest not recorded in the consolidated financial statements of the Group.

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

Assets classified as held for sale are considered to be groups of assets directly associated with them, to be disposed of together as a group in a single transaction, on which it is estimate that its realization is highly likely within twelve months from the date of their classification under this heading.

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

Provisions for taxes-

The provisions for taxes relate to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfilment of certain conditions.

Provisions for third-party liability-

At the end of 2013, certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations.

“Provisions for third-party liability” also includes the estimated amount required to cover probable claims arising from obligations assumed by the consolidated companies in the course of their commercial operations.

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

The accounting policies applied to recognize the revenue of the Group’s main businesses are as follows:

-	Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay per view revenue is recognized when the program acquired by the subscriber is screened.

-	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

-	Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts are deducted from revenue.

-	Revenue from the sale of newspapers and magazines is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

-	The revenue and the costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the ratio of contract costs incurred to date for work already performed to the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the revised estimates are used in the determination of the amount of revenue and expenses recognized in income for the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

-	The revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

-	Other income: this item includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

m)	Offsetting

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

Deferred tax assets may also arise from the carry forward of unused tax loss and unused tax credits.

Deferred tax liabilities are recognized for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit (loss) nor taxable profit or loss.

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deductible temporary difference can be utilized, and the deferred tax assets do not arise from the initial recognition of an asset or liability that is not a business and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss). The other deferred tax assets (carry forward of tax losses and unused tax credits) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

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

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2013, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela. Prisa has not been affected materially by the hyperinflation effect.

In January 2014 Venezuela passed a new legislation by means of which a new exchange rate to be applied in certain currency transactions was established from that moment on. The exchange rate applied as of December, 2013 has been the official rate and the new legislation will be applied in the future.

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

(5)	PROPERTY, PLANT, AND EQUIPMENT

2013

The changes in 2013 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

	Thousands of euros

	Balance at 12/31/12	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/13

Cost:
Lands and buildings	113,433	885	(5,978)	185	309	(724)	4,187	112,297
Plant and machinery	529,581	547	(8,260)	(1,812)	6,092	(27,292)	403	499,259
Digital set-top boxes and cards	330,989	-	-	-	15,510	(26,116)	-	320,383
Other items of property, plant and equipment	134,916	352	(8,758)	(843)	21,581	(13,389)	2,237	136,096
Advances and property, plant and equipment in the course of construction	2,066	-	(319)	-	2,127	(205)	(1,315)	2,354
Total cost	1,110,985	1,784	(23,315)	(2,470)	45,619	(67,726)	5,512	1,070,389

Accumulated depreciation:
Buildings	(35,709)	(327)	2,020	(142)	(2,473)	1,069	8	(35,554)
Plant and machinery	(399,334)	(358)	6,893	1,061	(25,601)	22,186	1,529	(393,624)
Digital set-top boxes and cards	(252,312)	-	-	-	(23,203)	25,896	-	(249,619)
Other items of property, plant and equipment	(93,286)	(223)	4,961	676	(16,786)	12,076	(1,531)	(94,113)
Total accumulated depreciation	(780,641)	(908)	13,874	1,595	(68,063)	61,227	6	(772,910)

Impairment losses:
Buildings	(8,581)	-	3	-	(2,551)	278	(474)	(11,325)
Plant and machinery	(19,693)	-	-	-	(2,682)	3,570	474	(18,331)
Digital set-top boxes and cards	(4,557)	-	-	-	(320)	219	-	(4,658)
Other items of property, plant and equipment	(1,094)	-	19	-	(476)	441	36	(1,074)
Total impairment losses	(33,925)	-	22	-	(6,029)	4,508	36	(35,388)
Property, plant and equipment, net	296,419	876	(9,419)	(875)	(28,473)	(1,991)	5,554	262,091
Changes in the scope of consolidation-

The “Change in scope of consolidation” column shows, primarily the effect of the exit of the scope of consolidation of the companies of the distribution business unit, derived from the sale of Redprensa, S.L.U. by Prisa Noticias, S.L. (see Note 3).

Additions-

The most significant additions in 2013 were as follows:

-	“Digital set-top boxes and cards,” in the amount of EUR 15,510 thousand, from investments made by DTS, Distribuidora de Televisión Digital, S.A. in iPlus, and digital cards.

-	“Plant and machinery,” in the amount of EUR 6,092 thousand, primarily from investments made by DTS, Distribuidora de Televisión Digital, S.A. in installations, machinery and technical equipment necessary to provide television services in its headquarters, and Group Media Capital, SGPS, S.A. for the acquisition of audiovisual equipment.

-	“Other items of property, plant and equipment,” in the amount of EUR 21,581 thousand, mainly, from investments made for Santillana in digital developments and learning systems.

Disposals-

In 2013 and 2012 the DTS, Distribuidora de Televisión Digital, S.A. derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Additionally, the Group derecognized EUR 13,808 thousand corresponding to the fully amortized property, plant and equipment related to the printing plant in Lugo.

Impairment losses-

In 2013, impairment losses of EUR 2,971 thousand were recognized for the printing plant in Valencia.

There are no restrictions on holding title to the property, plant, and equipment other than those indicated in Note 12.

There are no future property, plant, and equipment purchase commitments.

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

Additions-

The most significant additions in 2012 were as follows:

-	“Digital set-top boxes and cards,” in the amount of EUR 10,970 thousand, from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus.

-	“Plant and machinery,” in the amount of EUR 8,939 thousand, primarily from investments made by Prisa Televisión, S.A.U. refurbishment of its headquarters and equipment for VOD (video on demand) and Canal+ Yomvi, and by Gruoi Media Capital, SGPS, S.A. for the acquisition of electronic and audiovisual equipment.

-	“Other items of property, plant and equipment,” in the amount of EUR 24,048 thousand, from investments made for Santillana in digital developments and learning systems.

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

The Prisa Group’s fully depreciated property, plant and equipment in use amounted to EUR 485,744 thousand at December 31, 2013 (December 31, 2012: EUR 469,992 thousand).

Non-current assets held under leases-

At December 31, 2013, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to EUR 84,182 thousand (December 31, 2012: EUR 89,821 thousand).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2013 and 2012 is as follows (in thousands of euros):

	12/31/13			12/31/12
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	85,859	(29,177)	56,682	90,542	(26,212)	64,330
Plant and machinery	9,008	(6,654)	2,354	8,502	(4,885)	3,617
Other items of property, plant and equipment	38,911	(13,765)	25,146	26,863	(4,989)	21,874
Total	133,778	(49,596)	84,182	125,907	(36,086)	89,821

“Other items of property, plant and equipment” mainly include digital developments and learning systems of Santillana under financial leases.

The breakdown of the value of the purchase option, the amount of payments made in the year and the nominal value of outstanding payments in 2013 is as follows:

			Nominal value of outstanding payments
	Value of purchase option	Amount of payments made in the year	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Digital set-top boxes and cards	-	27,331	21,202	14,000	7,202	-
Plant and machinery	37	797	2,448	916	1,530	2
Other items of property, plant and equipment	19,715	3,281	27,243	10,996	16,247	-
Total	19,752	31,409	50,893	25,912	24,979	2

On June 15, 2011, and for a period of five years, DTS, Distribuidora de Televisión Digital, S.A. signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of USD 80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with DTS, Distribuidora de Televisión Digital, S.A. to become the exclusive supplier of the set-top boxes required, over the next five years, for the Company’s line of business. The detail of these agreements at December 31, 2013 is as follows:

Cost	Purchase option	Contract Duration (months)	Period elapsed (months)	Amount of payments made in the year	Outstanding payments
43,427	-	36	31	13,098	3,275
12,631	-	36	29	4,592	2,296
1,742	-	36	28	633	317
3,207	-	36	27	1,166	874
3,476	-	36	26	1,264	948
3,476	-	36	25	1,264	948
1,717	-	36	24	626	624
586	-	36	18	213	319
1,707	-	36	16	621	931
408	-	49	20	114	256
2,163	-	49	19	605	1,512
2,830	-	49	17	791	1,979
2,397	-	49	16	670	1,844
905	-	49	15	253	696
521	-	49	12	146	437
1,213	-	49	12	339	1,018
3,023	-	49	11	846	2,537
430	-	49	10	90	391
85,859				27,331	21,202

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant, and equipment are exposed. At December 31, 2013 and 2012, the insurance policies taken out sufficiently covered the related risks.

(6)	GOODWILL

2013

The detail of the goodwill and of the changes therein in 2013 is as follows:

			Thousands of euros
	Balance at 12/31/12	Translation adjustment	Impairment	Changes in scope of consolidation	Transfers	Balance at 12/31/13

Antena 3 de Radio, S.A.	6,115	-	-	-	-	6,115
Editora Moderna, Ltda.	81,968	(13,560)	-	-	-	68,408
Editora Objetiva, Ltda.	11,041	(1,786)	-	-	-	9,255
Grupo Latino de Radiodifusión Chile, Ltda.	64,751	(8,032)	-	(122)	-	56,597
Grupo Media Capital, SGPS, S.A.	417,085	-	-	-	-	417,085
Propulsora Montañesa, S.A.	8,608	-	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	24,000	(1,439)	-	-	(1,919)	20,642
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	1,919	31,389
DTS, Distribuidora de Televisión Digital, S.A.	2,693,260	-	(844,584)	-	-	1,848,676
Other companies	23,419	(333)	(2,500)	(5,137)	-	15,449
Total	3,359,717	(25,150)	(847,084)	(5,259)	-	2,482,224

The detail, by business segment, of the goodwill and of the changes therein in 2013 is as follows:

	Thousands of euros
	Balance at 12/31/12	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/13

Radio	149,801	(9,768)	(2,500)	(122)	137,411
Education	93,838	(15,402)	-	-	78,436
Audiovisual	3,110,346	-	(844,584)	-	2,265,762
Other	5,732	20	-	(5,137)	615
Total	3,359,717	(25,150)	(847,084)	(5,259)	2,482,224

Changes in scope of consolidation included in “Others” refer to the sale of the distribution business as a consequence of the disposal Redprensa, S.L.U. (see Note 3).

2012

 The detail of the goodwill and of the changes therein in 2012 was as follows:

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

The detail, by business segment, of the goodwill and of the changes therein in 2012 is as follows:

	Thousands of euros
	Balance at 12/31/11	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/12

Radio	157,205	(449)	(6,955)	-	149,801
Education	73,671	20,167	-	-	93,838
Audiovisual	3,408,469	-	(294,327)	(3,796)	3,110,346
Other	5,732	-	-	-	5,732
Total	3,645,077	19,718	(301,282)	(3,796)	3,359,717

Changes in scope of consolidation in audiovisual segment were due mainly to elimination the goodwill of Rede Teledifusora Independente, S.A belonging to Grupo Media Capital, SGPS, S.A., derived from its sale (EUR 3.8 million).

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

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently elaborated by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% depending on the business analysed.

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2013 the rates used ranged from 7.5% to 13.0% depending on the business being analysed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

DTS, Distribuidora de Televisión Digital, S.A.-

The main variables in which is based the direction to determine the value in use of the audiovisual business in DTS, Distribuidora de Television Digital, S.A., according to future forecasts that cover the next five years, are as follows:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from DTS’s business (75.1% of the total in 2013). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. It also considered the impact on the number of subscribers and on the cost of attracting them of the recent changes in the competitive environment due to aggressive commercialization made by certain operators as they are giving contents for free in combination with other services and the growing competition in purchasing content. It also envisages growth in other platforms thanks to the content distribution agreements signed with the main telecommunications operators.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the increase of the costs of the soccer rights. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

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

Variations in the advertising market – management has adjusted its projections for the advertising market to the new macroeconomic environment in Portugal. Therefore estimates contemplate the recovery of the advertising market, although advertising levels estimated for the fifth year remain under those for 2011, according to trends given by third parties estimates.

Results of the impairment tests-

- DTS, Distribuidora de Televisión Digital, S.A

In 2013, the audiovisual business's operating indicators continued to be affected by the difficult economic and consumer environment in Spain and the VAT increase in pay TV from 8% to 21%, which had a negative impact on subscriber numbers.

Consequently, in the first half of 2013, there was an impairment of EUR 208 million due to an extension of the period needed for absorbing the increase in the costs associated with the change in the football marketing model.

Additionally, in the second half of 2013, certain competitors changed their strategies in terms of content acquisition and aggressive commercialization as they are giving contents for free in combination with other services, which had a negative impact on the Group's pay TV business's operating indicators and, therefore, on the implementation of the envisaged targets. The management assumes that the effects of this new competitive position will go beyond the short term. Therefore, at December 2013, an additional impairment of EUR 637 million was recognized in the income statement, amounting to a total of EUR 845 million in 2013.

In 2012, was recognized an impairment loss of EUR 294 million.

-	Media Capital

At December 31, 2012 and 2013, the recoverable value of Media Capital is higher than its book value.

-	Other impairment tests

In 2012, owing to the struggles of the music and record industry in general, an impairment of EUR 5,955 thousand was recognized on RLM, S.A. and Merchandising On Stage, S.L.’s goodwill in the accompanying consolidated income statement. Also, in 2013, has deteriorated EUR 1,000 thousand of goodwill assigned to RLM, S.A.

According to the estimates and projections available to the Group’s directors, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2013, may be recovered.

Sensitivity to changes in key assumptions-

- DTS, Distribuidora de Televisión Digital, S.A.

Due to the impairment of goodwill recognized during 2013, the carrying amount is quite similar to value in use.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition. Specially, a 5% decrease in ARPU in the next five years would generate an additional impairment of goodwill of approximately EUR 103 million. For a 5% decrease in subscriber numbers in the next five years, the additional impairment would total EUR 73 million. A 0.5% increase in the discount rate would lead to additional impairment of EUR 205 million.

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

If the discount rate increases by 0.5%, the recoverable amount of Media Capital would exceed the book value by EUR 15.8 million.

If the growth rate expected after the fifth year decreases by 0.5%, the recoverable amount of Media Capital would exceed the book value by EUR 23.0 million.

If the advertising rate falls by 1%, the recoverable amount of Media Capital would exceed the book value by EUR 24.0 million.

(7)	INTANGIBLE ASSETS

2013

 The changes in 2013 in “Intangible assets” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/12	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/13

Cost:
Computer software	256,645	318	(2,074)	(1,858)	22,252	(10,241)	(384)	264,658
Prototypes	210,862	255	(24,120)	(24)	41,813	(18,582)	1,117	211,321
New subscribers - Installation and connection	105,463	-	-	-	35,283	(45,144)	-	95,602
Advances on copyrights	74,120	(20)	(2,392)	(527)	6,853	(4,970)	(756)	72,308
Audiovisual rights	76,813	-	(30)	-	-	(113)	-	76,670
Other intangible assets	111,059	142	(5,387)	(1,055)	863	(1,530)	78	104,170
Total cost	834,962	695	(34,003)	(3,464)	107,064	(80,580)	55	824,729

Accumulated depreciation:
Computer software	(172,307)	(334)	1,460	1,628	(29,084)	9,074	404	(189,159)
Prototypes	(148,376)	(217)	18,060	25	(35,573)	17,428	(462)	(149,114)
Advances on copyrights	(47,740)	-	1,150	527	(4,771)	2,582	234	(48,018)
Audiovisual rights	(57,674)	-	30	-	(1,966)	85	-	(59,525)
Other intangible assets	(46,350)	(141)	2,962	1,000	(48,781)	46,502	(422)	(45,230)
Total accumulated depreciation	(472,447)	(692)	23,662	3,180	(120,175)	75,671	(246)	(491,046)

Impairment losses:
Computer software	(3,373)	-	-	-	(1,147)	481	-	(4,039)
Prototypes	(529)	-	5	-	(1,466)	113	93	(1,784)
Advances on copyrights	(22,128)	-	499	-	(3,580)	2,231	(88)	(23,066)
Other intangible assets	(16,253)	-	195	-	(3,258)	-	-	(19,316)
Total impairment losses	(42,283)	-	699	-	(9,451)	2,825	5	(48,205)
Intangible assets, net	320,232	3	(9,642)	(284)	(22,562)	(2,084)	(186)	285,478

Changes in the scope of consolidation-

The “Change in scope of consolidation” column shows, primarily the effect of the exit of the scope of consolidation of the companies of the distribution business unit, derived from the sale of Redprensa, S.L.U. by Prisa Noticias, S.L. (see Note 3).

Additions-

The most significant additions in 2013 were as follows:

-	“New subscribers – Installation and connection” amounting to EUR 35,283 thousand which included the costs incurred by DTS, Distribuidora de Televisión Digital, S.A. in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

-	“Prototypes,” amounting to EUR 41,813 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

-	“Computer software,” amounting to EUR 22,252 thousand, relating to the computer software acquired and/or developed by third parties for Group companies.

-	“Advances on copyrights,” amounting to EUR 6,853 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

Disposals-

Grupo Santillana de Ediciones, S.L. derecognized EUR 17,428 thousand of fully depreciated prototypes.

“Other intangible assets” includes administrative concessions amounting to EUR 44,828 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At the end of each reporting period, the residual useful life of these concessions is analysed in order to ensure that it continues to be indefinite; if this is not the case, the concessions are amortized.

There are no restrictions on holding title to the intangible assets other than those indicated in Note 12.

There are no future intangible asset purchase commitments other than those indicated in Note 25.

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

At the end of each reporting period, the residual useful life of these concessions is analysed in order to ensure that it continues to be indefinite; if this is not the case, the concessions are amortized.

There are no restrictions on holding title to the intangible assets other than those indicated in Note 12.

There are no future intangible asset purchase commitments other than those indicated in Note 25.

At the end of each reporting period, the residual useful life of these concessions is analysed in order to ensure that it continues to be indefinite; if this is not the case, the concessions are amortized.

At December 31, 2013, the Prisa Group’s assets included fully amortized intangible assets amounting to EUR 267,634 thousand (December 31, 2012: EUR 223,966 thousand).

(8)	NON- CURRENT FINANCIAL ASSETS

2013

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2013, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/12	Translation/ monetary adjustment	Changes in scope of consolidation	Additions/ allowances	Disposals/ Transfers	Balance at 12/31/13

Loans and receivables	41,136	(713)	(147)	7,363	(7,000)	40,639
Loans to associates	18,783	(38)	(76)	1,927	(181)	20,415
Long-term loans to third parties	19,808	-	(71)	8,946	(1,789)	26,894
Other non-current financial assets	5,705	(675)	-	-	(5,030)	-
Allowance	(3,160)	-	-	(3,510)	-	(6,670)

Held-to-maturity investments	21,119	(142)	(472)	(1,217)	(8,039)	11,249

Available-for-sale financial assets	2,384	(17)	(972)	1,283	(1,777)	901
Non-controlling equity interests	8,811	(53)	2,329	1,506	(3,833)	8,760
Other non-current financial assets	62	(1)	(1)	16	(17)	59
Allowance	(6,489)	37	(3,300)	(239)	2,073	(7,918)
Total	64,639	(872)	(1,591)	7,429	(16,816)	52,789

Under the caption of "Loans and receivables" additions in "Long-term loans to third parties” mainly included account receivables arising from the sale of Redprensa, S.L.U. (see note 3). In addition, it has recorded a provision of 3,415 thousand euros on the credit of EUR 13,151 thousands on credit granted to Le Monde Libre.

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

(9)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2013

The changes in 2013 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/12	Additions	Share of results/ Impairment losses	Transfers	Disposals/ Changes in scope of consolidation	Balance at 12/31/13

Investments accounted for using the equity method:
Distributors (*)	14,734	-	116	-	(14,850)	-
Mediaset España Comunicación, S.A.	588,792	-	6,098	-	(33)	594,857
V-me Media, Inc.	-	-	1,164	-	(1,164)	-
Le Monde Libre Société en Commandite Simple	6,194	-	(6,194)	-	-	-
Other companies	2,494	83	79	(173)	(76)	2,407
Total	612,214	83	1,263	(173)	(16,123)	597,264
(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

The Group equity-accounts its investment in Mediaset España Comunicación, S.A. since it considers that the latter has a significant influence because of its representation on the Board of Directors.

The Group has estimated the recoverable value of its investment in Mediaset España Comunicación, S.A. at its fair value minus the costs of disposal, where the fair value is the average share price value in the fourth quarter based on which no impairment was made. Based on this criterion, the fair value of the investment at December 31, 2013, amounted to EUR 610.96 million (EUR 8.66 per share).

The consolidation size of the distributors changed because all the companies that belonged to the distribution business unit left the consolidation group as a result of Prisa Noticias, S.L.'s sale of Redprensa, S.L.U. (see Note 3).

Also in 2013 the Group registered an impairment of EUR 6,057 thousands of the investment of Prisa Noticias, S.L. in Le Monde Libre Société Comandité Simple.

2012

 The changes in 2012 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/11	Additions/ Chanes in scope of consolidation	Share of results/ Impairment losses	Transfers	Disposals	Balance at 12/31/12

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	905	(905)	-	-	-
Distributors (*)	11,047	2	94	(24)	(1,915)	14,734
Mediaset España Comunicación, S.A.	586,379	4,342	7,829	-	(9,758)	588,792
V-me Media, Inc.	-	-	(4,270)	4,270	-	-
Le Monde Libre Société en Commandite Simple	-	14,388	(8,194)	-	-	6,194
Other companies	6,656	195	(829)	698	-	2,494
Total	604,082	19,832	(6,275)	4,944	(11,673)	612,214
(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

At December 31, 2013 and at December 31, 2012, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Long-term provisions” (see Note 14).

(10)	CURRENT ASSETS

a)	Inventories

The detail of “Inventories,” in thousands of euros, at December 31, 2013 and 2012 is as follows:

	12/31/13			12/31/12
	Cost	Write-downs	Carrying amount	Cost	Write-downs	Carrying amount
Goods held for resale	17,937	(6,386)	11,551	26,693	(8,646)	18,047
Finished goods	248,891	(36,988)	212,903	269,376	(35,133)	234,243
Work in progress	2,805	-	2,805	3,992	-	3,992
Raw materials and other supplies	14,773	(1,780)	12,993	15,832	(1,805)	14,027
Total	285,406	(45,154)	240,252	315,893	(45,584)	270,309

“Finished goods” includes publications amounting to a net EUR 65,680 thousand (2012: EUR 62,208 thousand) and audiovisual rights amounting to a net EUR 147,178 thousand (2012: EUR 172,035 thousand).

“Raw materials and other supplies” includes mainly paper and printing machinery spare parts.

b)	Trade and other receivables- Allowances

The detail of the changes in 2013 and 2012 in “Trade and other receivables- Allowances” is as follows:

2013-

Thousands of euros
Balance at 12/31/11	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/12

71,076	408	1,828	16,286	(14,552)	(1,248)	73,798

2012-

Thousands of euros
Balance at 12/31/11	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/12

73,798	(2,121)	(799)	16,306	(11,435)	(154)	75,595

(11)	EQUITY

a)	Share capital

Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in 2013, on the occasion of the following transactions:

i) Capital increases by issuing 16,669 Class A shares to attend the exercise of Prisa warrants (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010, at an exercise price of 2 euros/share.

ii) Exercise of the conversion rights of the Class B shares into the same number of ordinary Class A shares, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued: in 2013 28,267,353 Class B non-voting shares have been converted into an equal number of Class A common shares.

iii) Capital increases by issuing ordinary Class A shares, for the payment of:

▪	The minimum annual dividend of Class B shares for the year 2012 which resulted in a capital increase in September 2013 through the issuance of 54,990,280 Class A common shares.
▪	The minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013, which has resulted in the issuance of a total of 6,330,624 Class A common shares.

These capital increases have been fulfilled by virtue of the resolutions passed at the General Shareholders Meeting held on June 30, 2012 and the General Shareholders Meeting held on June 22, 2013.

Lastly within the framework of the refinancing the Company’s bank debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the “Prisa Warrants 2013” which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company’s capital increase in the amount necessary for the rights under the “Prisa Warrants 2013” to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "The Prisa Warrants 2013" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the Prisa Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

As a result of this operation, EUR 127,566 thousand was recognized under “Other reserves” in the accompanying consolidated balance sheet.

The share capital of Prisa at December 31, 2013, after the aforementioned capital increases and conversions of Class B shares into Class A shares, amounts EUR 105,266 thousands, represented by 740,659,416 Class A ordinary shares and 312,001,056 Class B non-voting shares, of EUR 0.1 par value each.

Share capital is fully subscribed and paid in.

At year-end 2013, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights
	Direct	Indirect	% of voting rights
Rucandio, S.A. (*)	-	234,266,778	31.629
BH Stores IV, B.V.	28,422,994	-	3.837
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	1.984

(*) Rucandio, S.A.’s indirect ownership interest is exercised through the following direct holdings:

·	Promotora de Publicaciones, S.L., holder of 77,248,921 voting rights, representing 10.429% of the subscribed share capital with voting rights.
·	Timón, S.A., holder of 7,928,140 voting rights, representing 1.070% of the subscribed share capital with voting rights.
·	Asgard Inversiones, S.L.U., holder of 27,662,101 voting rights, representing 3.734% of the subscribed share capital with voting rights.
·	Otnas Inversiones, S.L. holder of 93,000,000 voting rights, representing 12.556% of the subscribed share capital with voting rights.
·	Rucandio Inversiones SICAV, S.A., holder of 339,094 voting rights, representing 0.045% of the subscribed share capital with voting rights.

In addition, Rucandio, S.A.’s declared indirect stake includes 28,088,522 voting rights of the Company, linked by the Shareholder Contract of Prisa signed on December 22, 2011 (in which Rucandio indirectly holds a voting majority), the terms of which have been notified to the CNMV.

b)	Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

The amount of the issue premium reserve at 31 December 2013 is EUR 781,815 thousand (December 31, 2012: EUR 803,973 thousand).

A part of the issue premium reserve, funded upon the issue of Class B shares during 2010, in accordance with the issue resolutions for the shares and as provided in article 6.2. of the Articles of Association, is restricted except to cover future commitments deriving from this class of shares: payment of the annual minimum dividend of nonvoting Class B shares and payment of the par value of Class A common shares that are to be issued upon mandatory conversion if the conversion ratio is other than 1 to 1, as provided in the articles (see note 13). The restricted nature of this reserve will be maintained until all of the nonvoting Class B shares have been converted into Class A common shares and the minimum dividends associated with the Class B shares have been fully paid. The amount of the restricted issue premium at 31 December 2013 is EUR 186,283 thousand (December 31, 2012: EUR 277,108 thousand).

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

This is treated as a compound financial instrument with a liability component, recognized at the present value of the guaranteed coupon, under “Debt with banks" for bank creditors and “Financial liabilities” for Telefónica (see note 13) and an equity component, with the difference between the amount of the bond and the value assigned to the liability component recognized under “Other reserves" in the accompanying consolidated balance sheet.

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

The balance of this account at December 31, 2013 amounts to EUR 5,335 thousand.

Reserve for treasury shares-

Under Article 142 of the Consolidated Text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or cancelled.

The balance of this account at December 31, 2013 amounts to EUR 518 thousand.

Bylaw-stipulated reserves-

Under Article 32 of the Parent’s bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

The balance of this account at December 31, 2013 amounts to EUR 11,885 thousand.

e)	Reserves for first-time application of IFRS

As a result of the first-time application of IFRSs to the Group’s consolidated financial statements, certain assets and liabilities arose at January 1, 2004, the effect on equity of which is included in this account.

f)	Accumulated profit – From prior years

These reserves include the results not distributed by the companies that form part of the consolidated group, minus the dividend charged to the year's income.

g)	Treasury shares

The changes in “Treasury shares” in 2013 and 2012 were as follows:

	Thousands of euros
	2013		2012
	Number of shares	Amount	Number of shares	Amount
At beginning of year	3,101,235	727	2,879,503	2,505
Purchases	500,000	121	4,046,689	2,515
Deliveries	(2,307,173)	(1,619)	(3,824,957)	(3,786)
Reserve for treasury shares	-	1,289	-	(507)
At end of year	1,294,062	518	3,101,235	727

At December 31, 2013, Promotora de Informaciones, S.A. held a total of 1,294,062 treasury shares, representing 0.123% of its share capital.

Treasury shares are valued at market price at December 31, 2013 (0.40 euros per share). The average acquisition price stood at 0.665 euros per share.

Deliveries of shares are detailed in note 16 of this Annual Report.

At December 31, 2013, the Company did not hold any shares on loan.

h)	Exchange differences

Exchange losses at December 31, 2013, amounted to EUR 12,451 thousand (December 31, 2012: exchange gains of EUR 17,805 thousand). Exchange gains generated at Grupo Santillana de Ediciones, S.L. companies in Brazil and Prisa Radio, S.L. companies in Colombia are offset with exchange losses at companies in US and Mexico.

i)	Translation differences

The detail, by company, of the translation differences in 2013 and 2012 is as follows:

	Thousands of euros
	12/31/13	12/31/12

GLR Chile, Ltda.	(10,864)	5,250
Grupo Santillana de Ediciones, S.L. and subsidiaries	(6,083)	263
Other	(269)	115
Total	(17,216)	5,628

j)	Minority interest

The minority interest is the stake in the equity and income of the Group companies that are fully consolidated. The changes in this line-item in 2013 and 2012 were as follows:

	Thousands of euros
	Balance at 12/31/12	Participation in results	Changes in percentage	Changes in scope of consolidation	Dividends paid/ received	Other	Balance at 12/31/13

Caracol, S.A.	23,405	8,373	(2,490)	-	(8,339)	(3,577)	17,372
Diario As, S.L.	9,870	1,803	-	-	(772)	-	10,901
DTS, Distribuidora de Televisión Digital, S.A.	287,440	(404,148)	-	-	-	(8,986)	(125,694)
GLR Chile, Ltda.	31,155	3,218	(6,290)	-	-	(8,988)	19,095
Grupo Santillana de Ediciones, S.A. and subsidiaries	32,923	18,848	-	-	(18,970)	(22,342)	10,459
Grupo Media Capital, SGPS, S.A. and subsidiaries	7,231	710	-	-	(601)	3	7,343
Prisa Radio, S.L. and subsidiaries	22,097	(9,130)	(13,885)	-	(5,378)	11,380	5,084
Other companies	11,832	(320)	(2,724)	1,586	(1,330)	9,180	18,224
Total	425,953	(380,646)	(25,389)	1,586	(35,390)	(23,330)	(37,217)

The “Changes in percentage" column shows the effect of the change in the percentage of consolidation of Prisa Radio, S.L. and investees as a result of the agreement with the shareholder of Prisa Radio, S.L., 3i Group plc, to exit the shareholder structure (see Note 3).

	Thousands of euros
	Balance at 12/31/11	Participation in results	Changes in scope of consolidation	Dividends paid/ received	Other	Balance at 12/31/12

Caracol, S.A.	21,427	8,493	-	(7,140)	625	23,405
Diario As, S.L.	9,645	1,682	-	(1,457)	-	9,870
DTS, Distribuidora de Televisión Digital, S.A.	437,052	(109,746)	-	(39,866)	-	287,440
GLR Chile, Ltda.	27,920	1,620	-	-	1,615	31,155
Grupo Santillana de Ediciones, S.A. and subsidiaries	42,963	19,137	11	(19,807)	(9,381)	32,923
Grupo Media Capital, SGPS, S.A. and subsidiaries	8,677	651	(1,791)	(276)	(30)	7,231
Prisa Radio, S.L. and subsidiaries	28,375	(900)	31	(4,833)	(576)	22,097
Other companies	17,018	(4,383)	1,640	(2,260)	(183)	11,832
Total	593,077	(83,446)	(109)	(75,639)	(7,930)	425,953

k)            Capital management policy

The main objective of the Group's capital management policy is to have an appropriate capital structure that ensures business sustainability, aligning shareholders' interests with those of the financial creditors.

In the last few years, the Group has devoted considerable efforts to maintaining its equity level such as increasing capital by converting 75 million warrants in January 2012, issuing, also in 2012, EUR 434 million in bonds convertible into shares in July 2014 subscribed by Caixa, Santander and HSBC as debt conversion and by Telefónica with monetary contribution, and replacing the obligation to pay the preferred dividend of class B shares in cash in order to pay this in shares, cash or a combination of both.

With the financial debt rollover signed in December 2013, the Group now has a financial liability structure that improves its liquidity profile, gives it greater flexibility in the debt reduction process and extends its maturities, aligns the debt with the Group's cash generation and enables it to have a coherent asset size.  The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group has several strategic options and automatic mechanisms that prevent an early termination under certain assumptions if those commitments are not met, thus providing stability to the Group's capital structure in the medium term (see Note 12).

Additionally, the debt refinancing agreement establishes the objective to maintain the leverage and interest cover ratios within the levels undertaken with the banks.

(12)	FINANCIAL DEBT

Bank borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2013 and at December 31, 2012, of the credit limits and of the scheduled maturities is as follows:

2013

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
Syndicated loan Prisa (Tranche 1)	2015	353,261	-	353,261
Syndicated loan Prisa (Tranches 2 and 3)	2018-2019	2,924,732	-	2,924,732
Credit facilities	2014-2015	153,516	22,111	46,325
Loans	2014-2023	146,176	68,761	77,415
Finance leases, interest and other	2014-2017	-	72,051	18,447
Loan arrangement costs	2014-2019	-	(696)	(181,325)
Total		3,577,685	162,227	3,238,855
 2012

	Maturity	Limit	Drawn- down amount maturing at short term	Drawn- down amount maturing at long term
Syndicated loan and credit facility to Prisa	2014	1,282,544	-	1,282,544
Bridge loan to Prisa	2015	1,340,882	-	1,340,882
Syndicated loan and credit facility to Dédalo	2015	80,400	39,790	40,610
Credit facilities	2013-2015	314,246	96,651	142,102
Loans	2013-2023	128,046	41,548	86,498
Finance leases, interest and other	2013-2015	-	28,232	18,540
Loan arrangement costs	2013-2015	-	(754)	(44,390)
Total		3,146,118	205,467	2,866,786

Bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2013, 97.45% were denominated in euros (98.40% at December 31, 2012) and the remainder in foreign currencies.

The average interest rates on the Group's bank borrowings were 3.32% in 2013 and 3.34% in 2012.

Of the total bank borrowings at December 31, 2013, 35.33% were linked to floating interest rates and the rest to fixed ones.

To determine the fair value of the financial debt, and in accordance with IFRS 13, we used the Euribor curve and the discount factor supplied by the bank and the actual credit risk arising from a report provided by an independent expert regarding the transactions made in the secondary debt market once the refinancing process is completed (level 2 variables, estimates based on other observable market methods). Therefore, the fair value of the Group's financial debt amounts to EUR 2,560,230 thousand at December 31, 2013.

The methodology followed to calculate the debt has used the secondary market value of Promotora de Informaciones’ refinanced debt (composed of the three tranches) and the discount factor for the debt in by the rest of business units. This way, the Group’s debt is valued at a 24.73% discount over the real principal payment obligation to the creditor entities.

Syndicated loan (Tranche 1)-

In December 2013, in the context of the financial debt rollover, Prisa signed a syndicated financing agreement with a group of 16 financial investors amounting to a maximum of EUR 353,261 thousand, which has been fully drawn down. This loan has a two-year maturity, with the option of a one-year extension in certain cases. This syndicated loan is tied to Euribor plus a spread negotiated with the lenders and has a fixed capitalizable cost (PIK).

The lenders have agreed that Tranche 1 will have a super senior range compared with the other refinanced debt, as explained in the next section.

Syndicated loan (Tranches 2 and 3)-

In December 2013, in the context of the financial debt rollover, Prisa agreed a novation of its syndicated loan, bridge loan and credit policies amounting to EUR 2,924,732 thousand. The debt novation is structured into two tranches with the following characteristics:

-	EUR 646,739 thousand (Tranche 2) with a long-term maturity (5 years) and the cost tied to Euribor plus a spread negotiated with the lenders; and

-	EUR 2,277,993 thousand (Tranche 3) with a long-term maturity (6 years) and the cost is a spread negotiated with the lenders plus a capitalizable fixed cost (PIK).

This novated financial debt amounting to EUR 2,924,732 thousand in December 2013 includes the following loans and financial policies which existed before the recent financial restructuring:

-
The pending balance of the syndicated loan signed in June 2007 with 39 banks amounting to EUR 2,050,000 thousand, consisting of a long-term loan of EUR 1,675,000 thousand and a credit facility of EUR 375,000 thousand which, at December 31, 2012, totaled EUR 1,282,544 thousand.

-
The pending balance of the bridge loan signed in December 2007 to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV which, at December 31, 2012, amounted to EUR 1,340,882 thousand.

-
The bilateral credit policies used for financing the operating needs of the Prisa Group companies in Spain by centralizing the cash balances, amounting to EUR 182,000 thousand available at December 31, 2013 (of which EUR 37,000 thousand were bilateral credit policies from the merger between Prisa and Prisa TV).

-
The pending balance (EUR 80,400 thousand) of the syndicated financing granted in accordance with the financing agreements dated February 8, 2008, to, among others, Dédalo Grupo Gráfico, S.L., Bidasoa Press, S.L., Norprensa, S.A. and Distribuciones Aliadas, S.A. as the borrowers.

-	Other pending refinancing balances amounting to EUR 38,906 thousand corresponding mainly to the interest and commissions capitalized at the effective refinancing date.

The Company has analyzed the terms and conditions agreed within the refinancing framework and believes that there has been a substantial change, so it has canceled the original financial liability and recognized a new liability due to this refinancing. The expenses and commissions for the previous financial debt pending allocation to the income statement have been recognized in the “Other financial expenses” account in the attached consolidated income statement.

The refinancing agreement includes a number of commitments to reduce Tranche 3 debt: EUR 900,000 thousand in the second year and an additional EUR 600,000 thousand in the third year. To meet the agreed redemptions, the agreement has several options such as selling non-core assets, buying back debt at a discount in the market, leveraging assets, transferring debt from Tranche 3 to 2 and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

The financial agreements establish that the Prisa Group must comply with certain financial ratios. The Group’s directors consider that the financial ratios established in these agreements were met at December 31, 2013.

Likewise, the refinancing agreement includes grounds for acceleration usual in this kind of contracts, which include the acquistion of control of Prisa, understood as meaning the acquistion by one or more people acting in concert of more than 30% of the capital with voting rights.

The guarantee structure for Tranches 1, 2 and 3 is as follows:

-	Personal guarantees

At December 31, 2013, the new syndicated loan and the novation of the other loans, i.e. Tranches 1, 2 and 3, are jointly and severally guaranteed by the companies of Grupo Bidasoa Press, S.L., Dédalo Grupo Gráfico, S.L., Diario El País, S.L., Distribuciones Aliadas, S.A., Grupo Empresarial de Medios Impresos, S.L. and Norprensa, S.A.

Apart from this common guarantee for the debt's three tranches, Prisa Radio, S.L. and Vertix, SGPS, S.A. only guarantee the novation of the syndicated loan, bridge loan and credit policies (Tranches 2 and 3), with the following limits:

-	The guarantee granted by Prisa Radio, S.L. is limited to the maximum amount of the lower of the following:

(A)      EUR 1,314,706 thousand; and

(B)      73.49% of its net equity at any given time; y

-	The guarantee granted by Vertix SGPS, S.A. is limited to the maximum amount of EUR 600,000 thousand.

-	Secured guarantees

Likewise, as a result of the new syndicated loan and the novation of the other loans, Prisa has arranged a new pledge on the shares it owns of Prisa Radio, S.L. (73.49%of share capital), DTS, Distribuidora de Televisión Digital, S.A. (56%of share capital), Grupo Santillana de Ediciones, S.L. (75% of share capital) and some of its stake in Mediaset España Comunicación, S.A. (14.29%of share capital).

On January 10, 2014, Prisa also arranged a pledge on its stake in Audiovisual Sport, S.L. (80% of share capital).

Prisa also arranged a secure guarantee on part of its stake in Grupo Media Capital SGPS, S.A. (84.69% of share capital), guaranteeing Tranches 2 and 3.

Lastly, Prisa also arranged a guarantee on certain buildings and credit rights in relation to the lenders of the financing to Dédalo Grupo Gráfico, S.L.

Credit facilities-

Credit facilities include mainly the amounts drawn down against credit lines used to finance the Prisa Group companies' operating requirements outside Spain. The total amount in credit facilities with maturities exceeding one year is EUR 46,325 thousand, and is recognized under “Non-current bank borrowings" on the accompanying consolidated balance sheet. Borrowing facilities maturing in 2014 total EUR 22,111 thousand and are recognized under “Current bank borrowings” on the accompanying consolidated balance sheet. The interest rate applicable to these credit facilities is Euribor or Libor plus a market spread.

The financial agreements establish that the Prisa Group must comply with certain financial ratios. The Group’s directors consider that the financial ratios established in these agreements were met at December 31, 2013.

 Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2013 and 2012, the Prisa Group held interest rate derivatives, foreign currency hedges and share options.

The objective of these interest rate hedges is to mitigate, by arranging swaps and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on borrowings.

“Non-current financial liabilities” and “Current financial liabilities” on the accompanying consolidated balance sheet include at year end the market value of the various financial instruments.

The fair value of the outstanding derivatives at December 31, 2013 was a negative EUR 1,833 thousand (December 31, 2012: negative EUR 4,123 thousand), of which EUR 1,829 thousand related to the negative fair value of interest rate derivatives and EUR 4 thousand to the negative fair value of foreign currency hedges.

Interest rate derivatives-

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities by applying the group's credit risk provided by an independent expert.

The interest rate derivatives arranged by the Prisa Group at December 31, 2013 and at December 31, 2012, and their fair values at that date are as follows (in thousands of euros):

2013-

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2014	Outstanding at 2015
Prisa	IRS	2015	300,000	(1,829)	300,000	-
Dédalo Grupo Gráfico	Collar- Knok in	2015	22,650	(902)	7,875	-
Total			322,650	(2,731)	307,875

2012-

					Nominal value
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2013	Outstanding at 2014	Outstanding at 2015
Prisa	IRS	2013	134,000	(855)	134,000	-	-
Prisa	IRS	2015	300,000	(3,237)	300,000	300,000	300,000
Total			434,000	(4,092)	434,000	300,000	300,000

The outstanding interest rate derivatives at December 31, 2013 and 2012, had negative fair values of EUR 2,731 thousand and EUR 4,092 thousand, respectively.

Pursuant to IFRSs, changes in the value of these financial instruments are recognized as finance income or finance costs, since by their nature they do not qualify for hedge accounting under IFRSs.

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

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (before tax)	12/31/13	12/31/12
+0.5% (Increase in interest rate curve)	2,088	4,046
-0.5% (Decrease in interest rate curve)	(686)	(4,046)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

With regard to financial debt, the Group considers that interest rates will probably fluctuate by 0.5% over the period analysed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 4,410 thousand during 2014, based on the expected maturities and the Group’s intention to renew certain bank credit facilities.

Foreign currency derivatives-

In 2013 and 2012, the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities by applying the group's credit risk provided by an independent expert.

2013-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Santillana del Pacífico, S.A. de Ediciones	Forward	2014	558	405	(4)
Total			558	405	(4)

 2012-

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Santillana del Pacífico, S.A. de Ediciones	Forward	2013	1,200	910	(31)
Total			1,200	910	(31)

The Prisa Group recognized finance cost of EUR 4 thousand in this connection in the consolidated income statement for 2013 (a finance cost of EUR 31 thousand in 2012).

Analysis of sensitivity to exchange rates

The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the EUR/USD and USD/BRL exchange rates.

Following is a detail, in thousands of euros, of the sensitivity (changes in fair value) of the foreign currency hedges:

Sensitivity (before tax)	12/31/13	12/31/12
+10% (increase in USD exchange rate)	36	(29)
-10% (increase in USD exchange rate)	(44)	(34)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

 Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group’s liquidity in 2013 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

Liquidity risk-	Thousands of euros
Maturity	Interest rate derivatives	Foreign currency derivatives
Within 3 months	(762)	(4)
From 3 to 6 months	(371)	-
From 6 to 9 months	(386)	-
From 9 to 12 months	(691)	-
From 1 to 2 years	(564)	-
From 2 to 3 years	-	-
After 3 years	-	-

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2013 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlings calculated based on the interest rate curves at the end of 2013.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	92,645	0.25%
From 3 to 6 months	59,061	0.29%
From 6 to 9 months	88,632	0.29%
From 9 to 12 months	54,738	0.29%
From 1 to 2 years	525,262	0.38%
From 2 to 3 years	117,082	0.72%
After 3 years	3,067,030	1.75%
Total	4,004,451

Share options-

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. At December 31, 2013, the fair value of this liability stands at EUR 41,575 thousand (At December, 31 2012: EUR 26,385 thousand) and is recognized under “Current financial liabilities” in the accompanying consolidated balance sheet, since the conversion is obligatory after 42 months have elapsed since the share issue date. The Black-Scholes Method was used to determine fair value.

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

“Financial liabilities” includes the amount of the derivatives described in Note 12, as well as the following:

 Financial liability from the minimum Class B dividend

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B shares; their holders had the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted. Therefore, at year-end 2010, the Company recognized a financial liability net of arrangement expenses totalling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option.

On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non- voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium (EUR 184,279 thousand net of costs associated to the capital increase).

Financial liability from the minimum annual dividend from DLJSAP’s investment in Grupo Santillana de Ediciones, S.L

The sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital in 2010 included the obligation to pay a preferential dividend of at least USD 25.8 million per year. Therefore, at December 31, 2013, the Group recognized a financial liability of EUR 104,064 thousand (December 31, 2012: EUR 108,772 thousand), calculated as the present value of the preferential  annual dividends discounted at the interest rate applicable to credit instruments with similar characteristics. These liabilities are in USD, and therefore, differences arising from exchange rate fluctuations are recognized as finance income or cost in the consolidated income statement.

Financial liability from the sale of 10% of Grupo Media Capital, SGPS, S.A.

In February 2011, the Group recognized a financial liability for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand. The sale was not produced for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership. This transaction has been reversed in February, 2013, and the financial liability has been reclassified to bank borrowings.

Financial liability for measurement of the coupon paid to bondholders

The bonds mandatorily convertible into Class A shares (see note 11c), subscribed in July 2012 and maturing in July 2014, were treated as a compound financial instrument, with a liability component at the present value of the guaranteed coupon at a 1-month Euribor rate plus a spread of 4.15%, which led to the recognition of EUR 16,866 thousand under “Non-current financial liabilities” and EUR 18,508 thousand under “Current financial liabilities in accordance with their payment dates.  At December 31, 2013, this value amounted to EUR 4,351 thousand and was recognized under “Current financial liabilities”. Within the refinancing process the Group has agreed to capitalize the coupons corresponding to the bank lenders payable in July 2013 and July 2014 amounting to EUR 29,657 thousand and classify this liability under  “Current bank debts”, maintaining EUR 4,351 thousand corresponding to the Telefónica coupon payable in July 2014 under “Current financial liabilities”.

(14)	LONG-TERM PROVISIONS

The detail of the changes in 2013 and 2012 in “Non- Current Liabilities – Provisions” is as follows:

2013-

	Thousands of euros
	Balance at 12/31/12	Translation adjustment	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/13

For taxes	201,831	(137)	61,110	(191,801)	(875)	70,128
For third-party liability and other	52,187	(1,210)	6,952	(16,543)	(16,294)	25,092
Total	254,018	(1,347)	68,062	(208,344)	(17,169)	95,220

2012-

	Thousands of euros
	Balance at 12/31/11	Translation adjustment	Changes in scope of consolidation	Charge for the year	Amounts used/Disposals	Transfers	Balance at 12/31/12

For taxes	187,762	3	-	15,763	(514)	(1,183)	201,831
For third-party liability and other	168,758	(203)	(64,178)	25,040	(7,333)	(69,897)	52,187
Total	356,520	(200)	(64,178)	40,803	(7,847)	(71,080)	254,018

The “Provision for taxes” relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies.

The Group has adjusted practically all the deduction amount for the exporting activity generated in the tax group which had not been adjusted in the accounting books, maintaining a provision of EUR 46,103 thousand, for the deduction amount applied in previous years and derecognizing deferred tax assets amounting to EUR 191,661 thousand for the unused deduction amount (see Note 19).

The “Provision for third-party liability” relates to the estimated amount required to meet possible claims and litigation brought against Group companies.

This item also includes the provision booked in the previous years to record the downsizing processes (see Note 16). In 2013, the Group booked an additional provision for this item of EUR 5.8 million and used EUR 12.0 million as a result of indemnity payments and commercial paper issuances, and the provision amount for this item was EUR 14.5 million at December 31, 2013. The Group expects to use this provision in the next two years.

In 2012 Dédalo Grupo Grafico has started to be fully consolidated. Therefore the provision related to this company amounting to EUR 64,178 thousand euros has been eliminated.

Additionally, in 2012 the restructuring provided for in the printing business has been undertaken. As a result, the provision created for this concept has been applied in an amount of approximately EUR 40 million. Impairment losses of EUR 18 million were recognized in the year in relation to the printing plant in Barcelona and EUR 9 million for the printing plants in Lugo and Valencia. The amounts were also used from this provision. In 2013 an additional amount of EUR 10 million was applied as a result of the sale of the distribution business (see Note 3). After this operation, the provision has been totally used.

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

The breakdown of the total additions to long- term provisions charged to the consolidated income statement for 2013, 2012 and 2011 is as follows:

	Thousands of euros
	2013	2012	2011

Termination benefits	5,757	22,106	1,412
Other staff costs	1,013	662	1,213
Taxes	61,110	15,762	184,547
Other	182	2,273	1,334
Total	68,062	40,803	188,506

At December 31, 2013 and December 31, 2012, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Non-current liabilities - Provisions” in the accompanying consolidated balance sheet, the detail being as follows (see Note 9):

	Thousands of euros
	2013	2012
V-me Media Inc	-	1,257
WSUA Broadcasting Corporation	1,029	1,065
Distributors (*)	-	3,444
Green Emerald Business, Inc.	714	780
Ediciones Conelpa, S.L.	924	1,040
Other	1,185	1,146
Total	3,852	8,732

(*) Distrimedios, S.L., Gelesa Gestión Logística, S.L., Comercial de Prensa Siglo XXI, S.A. y Distribución de Prensa por Rutas, S.L.

(15)	OPERATING INCOME

The breakdown of income from the Group’s main business lines is as follows:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Revenue from subscribers	807,953	906,843	887,092
Advertising sales and sponsorship	543,763	556,541	622,721
Sales of books and training	719,112	718,781	697,881
Newspaper and magazine sales	122,166	146,219	168,744
Sales of add-ons and collections	21,270	20,504	23,151
Sale of audiovisual rights and programs	257,120	125,594	88,236
Intermediation services	15,447	20,069	20,985
Broadcasting services	9,219	10,638	17,260
Other services	121,230	118,306	115,211
Revenue	2,680,280	2,623,495	2,641,281
Income from non-current assets	4,296	3,319	20,263
Other income	41,118	37,878	62,906
Other income	45,414	41,197	83,169
Total operating income	2,725,694	2,664,692	2,724,450

The most significant barter transactions occurred under “Advertising sales and sponsorship” and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 19,933 thousand in 2013 (2012: EUR 13,706 thousands; 2011: EUR 8,936 thousands).

(16)	OPERATING EXPENSES

Staff costs

The detail of “Staff costs” is as follows:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Wages and salaries	411,437	443,838	483,272
Employee benefit costs	83,655	89,243	93,667
Termination benefits	24,410	52,098	77,213
Other employee benefit costs	20,131	19,778	20,170
Total	539,633	604,957	674,322

Cost of termination benefits corresponds to the restructuring plan addressed by the group in all business segments, mainly in Spain, during 2013, 2012 and 2011.

The average number of employees at the Group and the number of employees, by professional category, was as follows:

	2013		2012		2011
	Average	Final	Average	Final	Average	Final

Executives	446	442	462	459	486	476
Middle management	1,403	1,384	1,481	1,431	1,526	1,486
Other employees	9,594	9,307	10,248	9,645	11,147	10,659
Total	11,443	11,133	12,191	11,535	13,159	12,621

The breakdown of the workforce, by gender, was as follows:

	12/31/2013		12/31/2012		12/31/2011
	Women	Men	Women	Men	Women	Men
Executives	130	316	127	335	142	344
Middle management	558	845	544	937	561	965
Other employees	4,748	4,846	4,973	5,275	5,583	5,564
Total	5,436	6,007	5,644	6,547	6,286	6,873

The breakdown of the number of employees, by gender, was as follows:

	12/31/2013		12/31/2012		12/31/2011
	Women	Men	Women	Men	Women	Men
Executives	129	313	127	332	141	335
Middle management	560	824	537	894	546	940
Other employees	4,530	4,777	4,669	4,976	5,295	5,364
Total	5,219	5,914	5,333	6,202	5,982	6,639

Share-based payments

Share option plan of Promotora de Informaciones, S.A.-

The Extraordinary General Shareholders’ Meeting held on November 27, 2010, authorized the 2010-2013 Share/Stock Options Delivery Plan, consisting of the delivery of Prisa shares and/or share options to the directors and executives of the Prisa Group, for 2010, 2011, 2012 and 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the Board of Directors, the fixed remuneration for belonging to the Board is payable to each of the external directors, to be chosen by them, entirely in cash or 60% cash and 40% in shares of PRISA. When the choice of director is partial payment in shares of PRISA, they are delivered quarterly. Prisa has recognized an expense for this item on the income statement for 2013 in the amount of EUR 365 thousand. The number of shares delivered is 981,434 (see Note 11g).

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying consolidated income statement.

During 2011, 660,728 shares have also been delivered to the Executive Chairman, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands was registered in the accompanying income statement as a personal expense, equivalent to 220,242 shares. In 2012 and 2013 an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares (see Note 23).

In June 2011, the Nomination and Remuneration Committee approved a multiyear, Long-Term Incentive Scheme, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals.  Prisa has recognized an expense on the income statement for 2013 in the amount of EUR 3,660 thousand (2012: EUR 3,100 thousand and 2011: EUR 1,845 thousand).

The General Shareholders’ Meeting held on June 22, 2013, authorized, under item eleven of its agenda, a new long-term incentive plan (LTIP) for the senior management team of the Prisa Group, consisting of the delivery of cash and shares of the Company, on the terms approved by the Shareholders’ Meeting and applicable during financial years 2013 to 2015 (the “2013-2015 LTIP”). The agreement authorizing the “2013-2015 LTIP” rescinded and replaced the third cycle (2013-2015) of LTIP approved in 2011. The Board of Directors has not made use of the authorization to launch the "LTIP 2013-2015", so this has not come to take effect. Prisa has recognized an expense on the income statement for 2013 in the amount of EUR 676 thousand (2012: EUR 624 thousand).

 Outside services

The detail of “Outside services” in 2013, 2012 and 2011 is as follows:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Independent professional services	145,591	130,414	174,877
Leases and fees	134,750	136,345	138,195
Advertising	114,277	99,080	114,768
Intellectual property	57,357	59,774	67,899
Transport	54,008	56,947	63,913
Other outside services	251,545	260,417	229,161
Total	757,528	742,977	788,813

Fees paid to auditors

The fees for financial audit services relating to the 2013 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,432 thousand (2012: EUR 2,345 thousand; 2011: EUR 2,441 thousand), of which EUR 448 thousand relate to Prisa (2012: EUR 438 thousand ;2011: EUR 482 thousand); this amount includes EUR 258 thousand for the 2013 audit of the consolidated group (2012: EUR 255 thousand; 2011: EUR 279 thousands), in keeping with PCAOB audit procedures. Also, the fees relating to other auditors involved in the 2013 audit of the various Group companies amounted to EUR 269 thousand (2012: EUR 339 thousand; 2011: EUR 343 thousand).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2013		2012		2011
	Principal auditor	Other audit firms	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	250	296	277	240	281	-
Tax advisory services	527	209	519	257	405	170
Other services	163	2,623	213	284	447	2,802
Other professional services	940	3,128	1,009	781	1,133	2,972

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

Year	Thousands of euros

2014	83,174
2015	76,914
2016	77,527
2017	77,968
2018	72,952
2019 and beyond	581,767
970,302

The main characteristic of the leases for the buildings on Gran Vía 32, Miguel Yuste and Caspe are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. The duration of the Tres Cantos lease is 20 years, which is renewable for four consecutive periods of five years each. In 2013, the lease expense relating to these buildings amounted to EUR 36,241 thousand (2012: EUR 31,836 thousands; 2011: EUR 30,826 thousands) and was recognized under “Outside services - Leases and fees.”

Radio frequencies are leased from Media Latina for a term of ten years, renewable for a consecutive period of a further ten years. The lease expense for 2013 in this connection amounted to EUR 6,901 thousand (2012: EUR 6,822 thousands; 2011: EUR 7,272 thousands) recognized under “Outside services - Leases and fees.”

The lease for the provision of satellite broadcasting services expires in 2017. The expense relating to these services amounted to EUR 43,876 thousand in 2013 (2012: EUR 42,812 thousands; 2011: EUR 52,940 thousands), which is recognized under “Outside services - Leases and fees”.

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Provision for bad debt	26,176	80,563	27,947
Change in inventory write-downs	17,366	20,016	16,723
Change in provision for sales returns	2,871	(385)	501
Total	46,413	100,194	45,171

In May 2012, the Group has reached an agreement with Cableuropa, S.A.U. (Ono) by means of which EUR 54,374 thousand have been recovered by the Company (half of the total EUR 108,748 thousand paid) which ends the lawsuits that Prisa had with Ono (see note 27). As a consequence of this deal, the Group has registered the same amount under the “Variation in operating allowances” of the consolidated income statement, which corresponds to the amount that has not been recovered.

(17)	FINANCIAL LOSS

The detail of “Financial Loss” in the consolidated income statements is as follows:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Income from current financial assets	577	1,045	839
Finance income from hedging transactions	-	-	705
Income from equity investments	140	287	395
Other finance income	3,991	4,137	5,357
Finance income	4,708	5,469	7,296
Interest on debt	(110,199)	(113,636)	(124,653)
Finance costs on hedging transactions	(2,401)	(1,739)	(8,445)
Adjustments for inflation	(3,700)	(3,895)	(699)
Other finance costs	(79,473)	(58,331)	(71,356)
Finance costs	(195,773)	(177,601)	(205,153)
Exchange gains	20,993	24,031	24,186
Exchange losses	(19,363)	(23,750)	(28,067)
Exchange differences (net)	1,630	281	(3,881)
Change in fair value of financial instruments	3,830	(2,241)	6,586
Financial loss	(185,605)	(174,092)	(195,152)

On December 31, 2013, other financial expenses include mainly the early cancellation of the debt formalization expenses of the previous debt refinancing agreement, as well as the accrual of these expenses throughout 2013 (see Note 12).

(18)	BUSINESS SEGMENTS

Segment reporting is structured on a primary basis by business segment and on a secondary basis by geographical segment.

The business segments were determined based on the Prisa Group’s organizational structure at year-end 2013 considering the nature of the products and services offered, and the customer segments which they target.

At December 31, 2013, Prisa’s operations are divided into four main businesses:

-	Audiovisual, which obtains revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;

-	Education, which includes primarily the sale of general publishing and educational books and the services and materials related to the education systems;

-	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and

-	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and printing;

Segment information about these businesses for 2013, 2012 and 2011 is presented below:

	AUDIOVISUAL			EDUCATION			RADIO			PRESS			OTHERS			ELIMINATIONS AND ADJUSTMENTS			PRISA GROUP
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011

Operating income	1,357,593	1,259,845	1,241,185	738,298	733,654	720,393	342,882	342,416	376,772	282,487	314,594	390,012	60,692	119,976	101,598	(56,258)	(105,793)	(105,510)	2,725,694	2,664,692	2,724,450
- External sales	1,348,981	1,250,276	1,206,862	736,800	732,623	715,553	334,380	333,403	368,469	258,366	281,437	358,633	42,964	73,666	41,762	4,023	(6,713)	33,171	2,725,694	2,664,692	2,724,450
- Inter-segment sales	8,612	9,569	34,323	1,498	1,031	4,840	8,502	9,013	8,303	24,121	33,157	31,379	17,728	46,310	59,836	(60,461)	(99,080)	(138,681)	0	0	0

Operating expenses	(1,383,542)	(1,194,621)	(1,119,796)	(657,808)	(625,765)	(616,407)	(312,792)	(318,990)	(351,588)	(282,658)	(367,241)	(373,532)	(644,891)	(1,167,947)	(668,617)	(245,070)	834,818	369,754	(3,526,761)	(2,839,746)	(2,760,186)
- Cost of materials used	(877,530)	(619,927)	(533,690)	(188,040)	(188,354)	(187,198)	(2,748)	(2,069)	(2,401)	(66,364)	(84,801)	(105,067)	(105)	(5,200)	(842)	4,779	10,999	5,078	(1,130,008)	(889,352)	(824,120)
- Staff costs	(133,664)	(135,408)	(182,160)	(163,882)	(165,812)	(161,837)	(118,404)	(122,514)	(153,281)	(74,849)	(114,916)	(105,117)	(46,284)	(65,681)	(71,852)	(2,550)	(626)	(75)	(539,633)	(604,957)	(674,322)
- Depreciations and amortisation charge	(90,858)	(100,537)	(95,515)	(60,157)	(51,426)	(44,816)	(12,908)	(13,856)	(14,664)	(10,276)	(10,216)	(9,915)	(13,717)	(12,271)	(6,621)	(322)	308	200	(188,238)	(187,998)	(171,331)
- Outside services	(267,972)	(271,323)	(290,541)	(215,374)	(195,299)	(201,160)	(166,889)	(163,411)	(169,469)	(124,181)	(128,507)	(139,749)	(37,495)	(78,763)	(89,161)	54,383	94,326	101,267	(757,528)	(742,977)	(788,813)
- Change in operating provisions	(13,213)	(67,575)	(8,036)	(23,725)	(21,493)	(18,205)	(5,791)	(5,023)	(11,757)	(3,496)	(6,133)	(5,907)	(212)	(995)	(1,267)	24	1,023	1	(46,413)	(100,196)	(45,171)
- Other expenses	(305)	149	(9,854)	(6,630)	(3,381)	(3,191)	(6,052)	(12,117)	(16)	(3,492)	(22,668)	(7,777)	(547,077)	(1,005,037)	(498,874)	(301,384)	728,788	263,283	(864,941)	(314,266)	(256,429)

Profit from operations	(25,949)	65,224	121,389	80,490	107,889	103,986	30,090	23,426	25,184	(171)	(52,647)	16,480	(584,199)	(1,047,971)	(567,019)	(301,328)	729,025	264,244	(801,067)	(175,054)	(35,736)

Finance income	917	876	2,302	3,352	3,343	3,948	1,354	707	1,003	4,084	1,996	1,494	104,816	291,956	150,429	(105,986)	(291,693)	(145,048)	8,537	7,185	14,128
Finance costs	(22,026)	(21,965)	(18,793)	(36,619)	(31,668)	(27,035)	(2,931)	(4,650)	(2,186)	(8,004)	(2,824)	(499)	(163,390)	(156,417)	(189,090)	37,197	35,965	32,204	(195,773)	(181,559)	(205,399)
Exchange differences (net)	1,126	(1,579)	1,424	1,770	2,176	(5,137)	(1,004)	(346)	(153)	(207)	(187)	(210)	(56)	218	101	2	0	94	1,631	282	(3,881)
													0	0	0
Financial profit (loss)	(19,983)	(22,668)	(15,067)	(31,497)	(26,149)	(28,224)	(2,581)	(4,289)	(1,336)	(4,127)	(1,015)	785	(58,630)	135,757	(38,560)	(68,787)	(255,728)	(112,750)	(185,605)	(174,092)	(195,152)

Result of companies accounted for using the equity method	6,223	4,157	(2,215)	(82)	(129)	(236)	(66)	(97)	(181)	(6,097)	(8,687)	(123)	0	0	0	1,285	(1,519)	(16,939)	1,265	(6,275)	(19,694)

Loss from other investments	0	0	0	0	0	0	(352)	2	(6)	0	0	0	(522)	68,254	(17,659)	522	(68,254)	23,532	(352)	2	5,867

Profit before tax from continuing operations	(39,709)	46,713	104,107	48,911	81,611	75,526	27,091	19,042	23,661	(10,395)	(62,349)	17,142	(643,351)	(843,960)	(623,238)	(368,308)	403,524	158,087	(985,761)	(355,419)	(244,715)

Income tax	(9,159)	(1,190)	1,927	(25,465)	(26,689)	(22,041)	(40,873)	(8,009)	(7,771)	(2,952)	16,679	(3,117)	29,932	80,977	(121,714)	5,022	(41,332)	4,743	(43,495)	20,436	(147,973)

Profit from continuing operations	(48,868)	45,523	106,034	23,446	54,922	53,485	(13,782)	11,033	15,890	(13,347)	(45,670)	14,025	(613,419)	(762,983)	(744,952)	(363,286)	362,192	162,830	(1,029,256)	(334,983)	(392,688)

Profit after tax from discontinued operations	0	0	0	(107)	(1,793)	(2,428)	0	0	0	(12,109)	(3)	(758)	-	(70,854)	0	12,121	69,154	540	(95)	(3,496)	(2,646)

Consolidated profit for the year	(48,868)	45,523	106,034	23,339	53,129	51,057	(13,782)	11,033	15,890	(25,456)	(45,673)	13,267	(613,419)	(833,837)	(744,952)	(351,165)	431,346	163,370	(1,029,351)	(338,479)	(395,334)

Non-controling interests	32,733	(19,758)	(25,523)	(116)	442	439	(5,283)	(4,543)	(3,976)	(1,599)	(1,421)	(3,093)	(23)	(35)	(46)	354,934	108,761	(23,685)	380,646	83,446	(55,884)

Profit atributable to the Parent	(16,135)	25,765	80,511	23,223	53,571	51,496	(19,065)	6,490	11,914	(27,055)	(47,094)	10,174	(613,442)	(833,872)	(744,998)	3,769	540,107	139,685	(648,705)	(255,033)	(451,218)

BALANCE SHEET

Assets	2,741,728	2,986,065	3,033,287	619,644	614,668	573,677	473,384	520,201	533,020	236,566	259,717	345,208	4,936,263	5,410,152	5,894,539	(2,303,653)	(2,128,790)	(2,501,207)	6,703,932	7,662,013	7,878,524
- Non- current assets except investments accounted for using the equity method	1,174,049	1,291,888	1,339,216	260,841	277,470	226,774	301,381	350,799	365,052	103,105	92,021	121,533	4,200,081	4,898,286	5,434,806	(1,707,650)	(1,519,583)	(1,912,760)	4,331,807	5,390,881	5,574,621
- Investments accounted for using the equity method	599,929	593,845	587,667	(59)	11	96	804	906	(1,721)	(1,035)	16,351	11,334	0	0	0	(2,375)	1,101	6,706	597,264	612,214	604,082
- Current	967,750	1,100,332	1,106,404	358,862	337,187	346,807	171,138	168,363	169,564	134,496	151,345	212,341	736,182	508,728	459,733	(593,628)	(610,308)	(595,153)	1,774,800	1,655,647	1,699,696
- Assets classified as held for sale	0	0	0	0	0	0	61	133	125	0	0	0	0	3,138	0	0	0	0	61	3,271	125

Equity and liabilities	2,741,728	2,986,065	3,033,287	619,644	614,668	573,677	473,384	520,201	533,020	236,566	259,717	345,208	4,936,263	5,410,152	5,894,539	(2,303,653)	(2,128,790)	(2,501,207)	6,703,932	7,662,013	7,878,524
- Equity	1,620,489	1,818,850	1,910,879	92,231	158,315	144,778	235,928	338,576	369,527	65,106	120,372	165,320	569,048	1,061,555	1,118,863	(1,013,476)	(886,041)	(1,491,332)	1,569,326	2,611,627	2,218,035
- Non-current	96,265	114,402	124,169	172,771	170,006	158,792	57,377	17,125	10,979	46,723	18,867	2,076	3,806,397	3,623,976	3,954,604	(654,793)	(612,595)	(368,291)	3,524,740	3,331,781	3,882,329
- Current	1,024,974	1,052,813	998,239	354,642	286,347	270,107	180,079	164,500	152,514	124,737	120,478	177,812	560,818	724,621	821,072	(635,384)	(630,154)	(641,584)	1,609,866	1,718,605	1,778,160

*Others includes:  Prisa Brand Solutions, Digital, Promotora de Informaciones, S.A., Prisaprint, S.L., Promotora de Actividades América 2010, S.L., Prisa División Inmobiliaria, S.L., Prisa Inc., Prisa División Internacional, S.L.; Prisa Finance (Netherlands) BV, GLP Colombia, Ltda.and Vertix, SGPS, S.A.

The next table breaks down the cash flow statement by segment in 2013 (in thousands of euros):

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Effect of foreign exchange rate changes	Change in cash flows in the year
Audiovisual	106,710	(61,454)	(66,595)	1,214	(20,125)
Education	75,834	(76,136)	(14,025)	(9,094)	(23,421)
Radio	32,614	(6,308)	(11,111)	(3,414)	11,781
Press	(32,477)	(1,324)	(7,521)	31	(41,291)
Other	(38,814)	(3,928)	142,035	(64)	99,229
TOTAL	143,867	(149,150)	42,783	(11,327)	26,173

The detail of capex in 2013, 2012 and 2011 by business segment is as follows (in thousands of euros):

	Thousands of euros
	2013			2012			2011
	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total
Audiovisual	19,700	41,314	61,014	16,404	48,038	64,442	57,421	58,958	116,379
Education	21,065	55,071	76,136	24,009	54,351	78,360	11,926	55,524	67,450
Radio	3,677	2,756	6,433	4,582	2,684	7,266	5,765	2,360	8,125
Press	719	2,456	3,175	859	2,420	3,279	529	3,183	3,712
Other	458	5,467	5,925	410	15,003	15,413	1,312	21,000	22,312
TOTAL	45,619	107,064	152,683	46,264	122,496	168,760	76,953	141,025	217,978

In relation to the audiovisual segment, the breakdown, by business line, of the main items under “Profit/(loss) from operations” is as follows:

	Thousands of euros
	2013			2012			2011
	Pay television	Free-to- air television	Other	Pay television	Free-to- air television	Other	Pay television	Free-to- air television	Other
Revenue	1,160,174	144,896	42,708	1,060,088	106,252	79,361	978,833	149,024	86,253
Other income	5,997	438	3,380	7,766	4,174	2,204	17,189	1,165	8,720
TOTAL OPERATING INCOME	1,166,171	145,334	46,088	1,067,854	110,426	81,565	996,022	150,189	94,973

Cost of materials used	(850,752)	(23,370)	(3,408)	(596,875)	(21,261)	(1,791)	(506,698)	(23,122)	(3,870)
Staff costs	(83,377)	(20,467)	(29,820)	(80,150)	(20,926)	(34,332)	(111,316)	(25,067)	(45,777)
Other operating expenses	(297,519)	(40,904)	(33,925)	(307,183)	(39,940)	(92,164)	(308,613)	(34,181)	(61,152)
TOTAL OPERATING EXPENSES	(1,231,648)	(84,741)	(67,153)	(984,208)	(82,127)	(128,287)	(926,627)	(82,370)	(110,799)

PROFIT/(LOSS) FROM OPERATIONS	(65,477)	60,593	(21,065)	83,646	28,299	(46,722)	69,395	67,819	(15,826)

After the absorption in 2013 of Prisa Televisión, S.A.U. by Promotora de Informaciones, S.A., the "Pay television" line-item includes only the activity of Canal+ in 2013, 2012 and 2011; the "Other" line-item included the other activities in 2012 and in 2011 that used to be included in Prisa Televisión, S.A.U. and subsidiaries.

At December 31, 2013 and 2012, the non-current and current assets directly related to the free-to-air TV business, as well as the current assets and liabilities directly allocable to that business, correspond to the free-to-air Grupo Media Capital “TVI.” The related amounts are as follows:

	12/31/2013	12/31/2012
Non-current assets	13,173	16,308
Current assets	118,428	107,402
Current liabilities	(73,674)	(66,450)

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

The breakdown of certain of the Group’s consolidated balances based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros
	Revenue			Other income			Profit/(loss) before non- controlling interests and tax
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Europe	1,936,122	1,899,046	1,975,446	34,533	35,570	73,960	(1,089,398)	(468,246)	(359,625)
Spain	1,756,299	1,720,562	1,776,041	32,114	29,683	70,496	(1,110,703)	(489,251)	(395,847)
Rest of Europe	179,823	178,484	199,405	2,419	5,887	3,464	21,305	21,005	36,222

America	744,158	724,449	665,835	10,881	5,627	9,209	103,637	112,827	114,910
Total	2,680,280	2,623,495	2,641,281	45,414	41,197	83,169	(985,761)	(355,419)	(244,715)

	Thousands of euros
	Non-current assets (*)			Total assets
	2013	2012	2011	2013	2012	2011

Europe	3,416,035	4,355,234	4,676,153	6,062,704	7,052,320	7,305,629
Spain	3,237,381	4,169,221	4,483,084	5,757,800	6,735,632	6,988,294
Rest of Europe	178,654	186,013	193,069	304,904	316,688	317,335

America	216,241	239,353	214,168	641,228	609,693	572,895
Total	3,632,276	4,594,587	4,890,321	6,703,932	7,662,013	7,878,524

 (*) Include property, plant and equipment, goodwill, intangible assets, investment accounted for using the equity method and other non-current assets.

(19)	TAX MATTERS

In Spain, Promotora de Informaciones, S.A. files consolidated tax returns as permitted by Spanish Corporation Tax Law. It is the Parent of tax group number 2/91, which includes all its subsidiaries (see Appendix I) that meet the requirements established by legislation for that purpose governing the taxation of the consolidated profit of corporate groups.

Since 1 January 2011, Dts Distribuidora Televisión Digital, S.A. is the Parent of group number 136/11, which includes all its subsidiaries that meet the requirements established by legislation for that purpose (see Appendix I).

Also, on 1 January 2009, Prisa Radio, S.L. formed its own consolidated tax group in Spain, identified by number 194/09, which includes all the subsidiaries that meet the requirements established by legislation (see Appendix I). However, in 2013, as a result of the acquisition of treasury shares by Prisa Radio, S.L., Promotora de Informaciones, S.A. held a direct ownership interest of over 75% in the share capital of Prisa Radio, S.L., and an indirect ownership interest in the share capital of certain subsidiaries of Prisa Radio, S.L.  If the aforementioned ownership interest is maintained throughout 2014, Prisa Radio, S.L. and the above mentioned companies will be included, with effect in 2014, in the consolidated tax group number 2/91, of which Promotora de Informaciones, S.A., is the Parent.

Lanza, S.A. de C.V. (Mexico) formed, together with its subsidiaries, its own consolidated tax group in Mexico.

GLR Sevices, Inc. has also formed its own consolidated tax group in the United States, together with its subsidiaries that meet the requirements for application of this special tax regime.

Grupo Media Capital, SGPS, S.A. and the companies in which it holds, directly or indirectly, ownership interests of at least 90%, which also meet the conditions set forth by Portuguese legislation, form a consolidated tax group in Portugal.

The other Group subsidiaries file individual tax returns in accordance with the tax legislation prevailing in each country.

In 2013 and in prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Title VII, Chapter VIII of the Consolidated Spanish Corporation Tax Law. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of the transitional regime for the reinvestment of extraordinary profits under Article 21 of repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this law are made in the notes to the financial statements of the corresponding companies.

In 2010, 2011 and 2012,  several Group companies availed themselves of the tax credit for the reinvestment of extraordinary profits, amounting to EUR 559,498 thousand, EUR 54,652 thousand and EUR 362 thousand, respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved. In each case, they complied with the requirement of reinvestment of the proceeds from sales, through the acquisition of property, plant and equipment, intangible assets and non-current financial assets, under the terms established by law.

In relation to the filing of the 2012 consolidated income tax returns of the Prisa Group in July 2013, some of the companies in the tax group deducted from their tax base, for tax purposes and without any recognition for accounting purposes, the impairment losses on securities representing holdings in the share capital of companies, as envisaged by Article 12.3 of the Spanish Corporation Tax Law. The disclosures required by this law are made in the notes to the financial statements of the corresponding companies.

a)	Reconciliation of the accounting profit to the taxable profit

 The following table shows a reconciliation of the result of applying the current standard tax rate in Spain to consolidated net accounting profit, calculated under International Financial Reporting Standards, to the consolidated Group’s income tax expense for 2013, 2012 and 2011.

	Income statement
	2013	2012	2011
CONSOLIDATED NET PROFIT UNDER IFRSs*	(985,761)	(355,419)	(244,715)
Tax charge at 30%**	(295,728)	(106,626)	(73,415)

Consolidation adjustments	247,664	61,782	74,804
Permanent differences (1)	21,012	(22,704)	(4,499)
Tax loss carryforwards	-	(399)	-
Tax credits and tax relief (2)	(4,175)	(2,133)	(1,952)
Effect of applying different tax rates (3)	9,234	3,258	1,247
INCOME TAX	(21,993)	(66,822)	(3,815)

ADJUSTMENT OF PRIOR YEARS' TAX (4)	61,215	5,700	146,171
FOREIGN TAX EXPENSE (5)	3,447	3,392	4,092
EMPLOYEE PROFIT SHARING (6)	1,926	2,721	1,525
ADJUSTMENTS TO CONSOLIDATED TAX	(1,100)	34,573	-
TOTAL INCOME TAX	43,495	(20,436)	147,973
*Loss
** The parentheses mean income

(1)	The permanent differences arise mainly from the different recognition criteria for accounting and tax purposes of the expense deriving from certain provisions, of non-computable income and non-deductible expenses. The effect of companies which, as a result of incurring losses do not give rise to deferred tax assets, is also included.

(2)	The Spanish companies that form part of the scope of consolidation of the Prisa Group for accounting purposes have availed themselves of domestic double taxation tax credits, deriving from dividends that are not eliminated on consolidation for accounting purposes, due to international double taxation and the tax credit provided for in Article 20 of Law 49/2002, of December 23, on the Tax Regime of Not-for-Profit-Entities and Tax Incentives for Patronage.

(3)	Relating to the effect of taxation of profits from American and European subsidiaries at different rates.

(4)	This relates to the effect in the income statement arising from the adjustment of prior years' income tax.

(5)	This relates to the expense for taxes paid abroad and arises from withholdings at source from the income from various exports of services carried out by the Group's Spanish companies abroad and from dividends.

(6)	This is an additional component of the income tax expense in countries such as Mexico.

b)	Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at year-end 2012 and 2013 (in thousands of euros):

2013-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2012	Additions	Disposals	12/31/2013
Advance Payment Tax Assessments	26,532	9,208	-	35,740
Non- deductible financial expenses	13,209	42,570	-	55,779
Non-deductible provisions	12,298	6,737	(9,724)	9,311
Non-capitalizable assets	37	-	-	37
Tax loss carryforwards	906,126	19,421	(2,378)	923,169
Unused tax credits recognized	345,593	27,583	(192,210)	180,966
Other	40,074	1,116	(2,186)	39,004
Total	1,343,869	106,635	(206,498)	1,244,006

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2012	Additions	Disposals	12/31/2013
Impairment losses on equity investments and goodwill	12,601	2,082	(1,522)	13,161
Deferral for reinvestment of extraordinary income	5,176	-	(534)	4,642
Accelerated depreciation and amortization	957	-	(49)	908
Other	3,443	7,994	(494)	10,943
Total	22,177	10,076	(2,599)	29,654

2012-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2012
Advance Payment Tax Assessments	-	26,532	-	-	26,532
Non- deductible financial expenses	-	13,209	-	-	13,209
Non-deductible provisions	4,438	11,107	-	(3,247)	12,298
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	98,948	(12,017)	(3,435)	906,126
Unused tax credits recognized	316,586	37,501	-	(8,494)	345,593
Other	23,003	7,265	12,017	(2,211)	40,074
Total	1,166,694	194,562	-	(17,387)	1,343,869

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2011	Additions	Disposals	12/31/2012
Impairment losses on equity investments and goodwill	19,637	158	(7,194)	12,601
Deferral for reinvestment of extraordinary income	6,094	-	(918)	5,176
Accelerated depreciation and amortization	488	486	(17)	957
Other	4,190	29	(776)	3,443
Total	30,409	673	(8,905)	22,177

The tax assets and liabilities in the consolidated balance sheet at 2013 year-end are recognised at their estimated recoverable amount.

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

The most significant amounts included under deferred tax assets relate to (i) tax assets arising from tax loss carryforwards, (ii) tax credits relating to Spanish income tax arising from double taxation and investments (other than tax credits for export activities) and (iii) tax assets arising from the limitation of the deductibility of finance costs, mainly, of Prisa's consolidated tax group 2/91. These deferred tax assets were recognised in accordance with the criteria set forth in “Accounting Policies”.

Following is a detail, in thousands of euros, of the prior years' tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

Year incurred	Amount	Last year for offset	Amount for offset	Recognized	Not recognized
1996	628	2014	628		628
1997	78,221	2015	1,036	77,185	1,036
1998	242,124	2016	1,537	225,065	17,059
1999	371,524	2017	6,950	296,141	75,383
2000	470,284	2018	13,177	408,775	61,509
2001	479,574	2019	3,503	422,260	57,314
2002	552,043	2020	19,347	466,477	85,566
2003	594,037	2021	80,319	545,023	49,014
2004	159,691	2022	19,986	94,324	65,367
2005	7,085	2023	7,085	267	6,819
2006	12,465	2024	390,958	6,303	6,161
2007	5,682	2025	5,682	56	5,626
2008	13,433	2026	2,436,583	237	13,196
2009	8,651	2027	8,651	28	8,624
2010	3,861	2028	3,861	63	3,798
2011	230,799	2029	230,799	141,376	89,423
2012	414,890	2030	414,890	320,274	94,616
2013	104,885	2031	104,885	51,718	53,167
Total	3,749,877		3,749,877	3,055,572	694,305

The most significant tax losses of those indicated were those incurred during the launch of the satellite pay-TV business, recognised mainly by DTS, Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Prisa Televisión Group. Their recovery is reasonably assured, in view of the historic performance of the pay TV businesses and the forecasts contained in the Canal+ Group's business plan.

In this respect, Group management has updated its long-term business plan, in which it has taken into account the Group's future strategy. The main conclusion of the aforementioned business plan forecasts that the Group's pay TV business will earn greater profits in the medium term that will enable it to recover the tax assets recognized within the period established by prevailing legislation.

The breakdown, by country, of the tax loss carry forwards of the Group's foreign companies is shown below (in thousands of euros):

Year generated	USA	MEXICO	BRAZIL	CHILE	ARGENTINA	COLOMBIA	PORTUGAL	TOTAL
1998	1,644							1,644
1999	2,804							2,804
2000	3,690							3,690
2001	3,102							3,102
2002	1,798							1,798
2003	2,776							2,776
2004	3,014							3,014
2005	3,013							3,013
2006	7,259	615						7,874
2007	5,384	221	218		177			6,000
2008	4,187	961	193		204		2,395	7,940
2009	5,252	484	101		315		14	6,165
2010	3,275	38	64	4,293	627			8,297
2011	5,308	493	1,067		403			7,272
2012	2,268	878	4,859		376	1,091	361	9,833
2013	2,994	3,750	11,672	1,883			357	20,656
TOTAL	57,768	7,440	18,174	6,176	2,102	1,091	3,127	95,878

RECOGNIZED		4,041	17,091	6,176	2,102	1,091	2,207	30,606
NOT RECOGNIZED	57,768	3,399	1,083				920	65,272

PERIOD FOR OFFSET	20 years	10 years	No limit	No limit	5 years	5 years	6 and 5 years

c)	Years open for review by the tax authorities

The years open to examination by the revenue authorities for the main taxes vary from one consolidated company to another, although they generally relate to the last four years, with the exceptions discussed below.

In 2011 tax audits commenced for taxes relating to raffles, betting and random combinations for 2007 to 2010, at Prisa Televisión, S.A.U. (company absorbed during the year by Promotora de Informaciones, S.A.), which concluded with the issuance of a notice signed on a contested basis from which a determination of EUR 8,570 thousand arose (tax deficiency plus interest), against which the Company filed an appeal to the Board of Tax Appeals, for which a decision had not yet been handed down at the date of authorisation for issue of these financial statements. Even though the appeal was filed, the tax debt deriving from this notice was paid and was recognised as a loan vis à vis the revenue authorities.

In 2006 the revenue authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001 and 2002 and for VAT, personal income tax withholdings and prepayments (employees and professionals), tax on property income, investment income tax and non-resident income tax for the following companies and years:

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

The Parent filed the relevant appeals and claims against the determination agreements relating to income tax, arising from the aforementioned tax audits.  Both the decisions of the Central Economic-Administrative Tribunal (TEAC) and the rulings of the National Appellate Court were partially upheld, although the corresponding petitions for review by the Supreme Court were filed against them.

The petitions for review by the Supreme Court for 2001 and 2002 were denied leave to proceed on formal grounds, to the same extent as the motions for annulment filed against the denial. The Company has filed the corresponding petition for review by the Spanish Constitutional Court.

In May and July 2013, the Company was notified of the partially upheld decisions of the Supreme Court, which resolve its petitions for review relating to income tax for 2000 and 1999, confirming the criteria of the audit relating to the proposal of the adjustment of the tax credit for export activities arising at the Prisa Group in those years.

Against the determinations arising from the execution by the revenue authorities of the partially upheld decisions of the Supreme Court from 1999 (amounting to EUR 5,736 thousand), to 2000 (EUR 7,461 thousand) and the denial of leave to proceed order relating to 2001 (EUR 17,069 thousand), the Company has filed the corresponding appeals and claims in relation to which the TEAC has not yet handed down a decision.  Guarantees have been provided for all the determinations, the execution of which has been stayed.

In 2010  the tax audits for consolidated income tax for 2003 to 2005 were completed, for which the corresponding notice was issued and signed on a contested basis, and which included a determination amounting to EUR 20,907 thousand (tax deficiency plus interest). The TEAC dismissed the appeal to the Board of Tax Appeals and the Company filed the corresponding appeal for judicial review at the National Appellate Court, for which at the date of authorization for issue of these financial statements, a decision had not yet been handed down. Despite being appealed, the tax debt deriving from this notice was paid and was recognized as a long-term loan vis à vis the revenue authorities.

The audit of VAT for the period from June 2004 to December 2006 concluded with the issuance of tax notices signed on an uncontested basis, amounting to EUR 909 thousand, which were paid in 2010  and tax assessments signed on a contested basis, amounting to EUR 5,416 thousand, respectively. In 2013 the partially upheld decision was received against which the Company filed the corresponding appeal for judicial review, for which a decision has not yet been handed down. Despite being appealed, the tax debt deriving from this notice was paid and was recognized as a long-term loan vis à vis the revenue authorities.

In 2013 the tax audits at the consolidated tax group relating to income tax for 2006 to 2008 were completed, with the issuance of a notice signed on a contested basis, amounting to EUR 9 thousand, which was paid by the Company. Although the Company did not agree with the criteria used in the tax audit relating to the proposed adjustment, an appeal to the Board of Tax Appeals was filed at the TEAC, for which a decision has not yet been handed down. The determination agreement included the adjustment by the tax audit of all the tax credits for export activities arising in that period.

The tax audit for individual income tax for 2008 relating to Sociedad Española de Radiodifusión, S.L. concluded with the issuance of a notice, amounting to EUR 219 thousand, which was paid. The company filed the corresponding appeal relating to the Board of Tax Appeals at the TEAC in relation to this administrative order, on which a judgment has not yet been handed down.

With regard to VAT for the period from June 2007 to December 2008 relating to Promotora de Informaciones, S.A, the tax audits concluded during the year, with the issuance of two notices, one for EUR 539 thousand, which was paid by the Company, and against which a motion for review has been filed and another, amounting to EUR 4,418 thousand, against which a claim has been filed at the TEAC for which a judgment has not yet been handed down.  Also, a decision has not yet been handed down regarding the request to stay the enforcement of this determination.

In 2013 partial tax audits were conducted relating to the personal income tax withholdings and prepayments (employees and professionals) for the following companies and periods:

Company	Years
Promotora de Informaciones, S.A.	2009, 2010 and 2011
Sociedad Española de Radiodifusión, S.L.	2010 and 2011
Santillana Ediciones Generales, S.L.	2009, 2010 and 2011
Grupo Santillana de Ediciones, S.L.	2009, 2010 and 2011
Grupo Empresarial de Medios Impresos, S.L.	2009, 2010 and 2011
Ediciones El País, S.L.	2009, 2010 and 2011
Canal Satélite Digital, S.L.	2009, 2010 and 2011
DTS, Distribuidora de Televisión Digital, S.A.	2009, 2010 and 2011

In 2013 partial tax audits were conducted relating to income tax for 2008 of the consolidated tax group 225/04, of which Dédalo Grupo Gráfico, S.L., was the parent during that year.  The aforementioned tax audits were concluded with the issuance of a notice signed on a contested basis, without the issuance of any tax payable and in which the tax loss carry forwards that arose prior to the inclusion of Dédalo Offset, S.L. in the tax group were adjusted (subsidiary in that year, which separated from the tax group in 2012), amounting to EUR 10,167 thousand. Since the parent of this Group did not maintain the examination criteria, it filed the appropriate pleas. Also, as a result of the aforementioned adjustment and prior to the authorization for issue of the financial statements, the penalty imposition agreement, amounting to EUR 1,525 thousand, was received, against which the company will file the relevant appeals.

The Parent and Sociedad Española de Radiodifusión, S.L., appraising the existence of two Supreme Court decisions (those relating to 1999 and 2000), received by the Group in 2013, which admit the criteria of the revenue authorities regarding the adjustment of the tax credits for export activities, and to the extent that virtually the entire tax credit mentioned above was also questioned during the tax audit of the tax Group relating to income tax for 2003-2005 and has been questioned once again in the tax audit for the 2006-2008 period (whose determination agreements relate to 2013), using prudent criteria, adjusted, for accounting purposes,  an additional amount to the tax credit that arose in this connection.  A EUR 46,103 thousand provision was recognized for this purpose, for the amount of the tax credit used in prior years and deferred tax assets amounting to EUR 191,661 thousand were derecognized, corresponding to the amount of unused tax credits (see note 14).

However, since the balance sheet already includes a previous balance of a provision recognized in previous years for such purposes, the impact of the aforementioned adjustment in this connection on the income statement for 2013, amounted to EUR 48,064 thousand.

At the date of authorization for issue of the financial statements, the full amount of the tax credits for export activities generated by the Group and queried in the tax inspection was either derecognized or a provision was recognized in relation thereto.

Also, the balance of “Provision for Taxes” includes an additional amount of EUR 18,105 thousand (the impact of which on the income statement for 2013 was EUR 12,251 thousand), to cover unfavorable rulings upheld during the various tax proceedings described above (see note 14).

No additional material liabilities are expected to arise for the Company as a result of the current or possible future tax audits.

(20)	DISTRIBUTION OF RESULT

The proposal for the distribution of the loss of Promotora de Informaciones, S.A. for 2013, 2012 and 2011 is as follows (in thousands of euros):

	2013	2012	2011
	Amount	Amount	Amount
Basis of appropriation
Loss for the year	(596,576)	(685,793)	(616,903)
Distribution-
Prior year losses	(596,576)	(685,793)	(616,903)

(21)	EARNINGS PER SHARE

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

The basic earnings (loss) per share attributed to equity holders of the Parent corresponding to continuing and discontinued operations in 2013, 2012 and 2011 were the following:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Profit/(loss) for the year from continuing operations attributable to the Parent (*)	(648,610)	(256,761)	(518,773)
Loss after tax from discontinued operations	(95)	(3,496)	(2,646)
Profit/(loss) for the year attributable to the Parent	(648,705)	(260,257)	(521,419)
Weighted average number of ordinary shares outstanding (thousands of shares)	1,011,450	947,991	845,309
Basic earnings/(loss) per share of continuing operations (euros)	(0.64)	(0.27)	(0.61)
Basic loss per share of discontinued operations (euros)	(0.00)	(0.00)	(0.00)
Basic earnings/(loss) per share (euros)	(0.64)	(0.27)	(0.62)

(*) In 2011, in order to calculate basic earnings/(loss) per share, the loss from continuing operations attributable to the Parent amounting to EUR 448,572 thousand (2010: EUR 37,859 thousand) were adjusted by EUR 70,201 thousand (2010: EUR 5,505 thousand), the amount corresponding to preferential dividends of 2011.

In 2012 and 2011, considering the same weighted average number of ordinary shares outstanding than in 2013, basic loss per share were 0.26 euros and 0.52 euros, respectively.

Weighted average number of ordinary shares outstanding in 2013, 2012 and 2011:

	Thousands of shares
	2013	2012	2011
Ordinary shares prior to capital increase	991,323	847,861	846,978
Share capital increases	22,514	103,976	693
Weighted average of treasury shares	(2,387)	(3,846)	(2,362)
Weighted average number of ordinary shares outstanding for basic earnings per share	1,011,450	947,991	845,309

(22)	RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2013 and 2012 is as follows:

	Thousands of euros
	12/31/2013	12/31/2012

Receivable
Trade receivables	11,180	21,023
-Associates	11,166	20,922
-Related parties	14	101
Long-term loans	17,000	18,783
Short-term loans	4,752	5,483
Total	32,932	45,289
Payable
Trade payables	2,583	9,854
-Associates	2,583	9,854
-Related parties	-	-
Other payables	10	5
-Associates	10	5
-Related parties	-	-
Total	2,593	9,859

The transactions performed with related parties in 2013, 2012 and 2011 were as follows (in thousands of euros):

	12/31/2013		12/31/2012		12/31/2011
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities

Services received	2,717	15,837	2,652	22,673	4,996	33,277
Other expenses	12,426	1,515	11,177	3,588	27,393	2,328
Total expenses	15,143	17,352	13,829	26,261	32,389	35,605
Finance income	-	113	-	156	-	180
Dividend received	-	4,021	-	13,727	-	24,688
Services rendered	-	90,512	-	123,660	-	85,826
Other income	-	5,421	-	12,034	-	9,875
Total income	-	100,067	-	149,577	-	120,569

All related party transactions have taken place under market conditions.

The aggregate amount of EUR 12,426 thousand relates to the accrued salaries of directors (see Note 23) and executives.

Remuneration of senior executives-

The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2013 and of the Group companies other than it amounted to EUR 6,209 thousand (EUR 5,819 thousand in 2012 and EUR 6,784 thousand in 2011), which will be paid at short term.

At December 31, 2013, the senior executives of the Prisa Group are considered to be the persons who are directly accountable to the top executive (members of the Business Management Committee who are not executive directors and those who usually attend it), in addition to the internal audit director of Promotora de Informaciones, S.A. During 2013 these senior executives were: Javier Lázaro Rodríguez, Fernando Martínez Albacete, Miguel Ángel Cayuela Sebastián, Antonio García-Mon Marañés, Pedro García Guillén, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz, Óscar Gómez y Virginia Fernández Iribarnegaray.

The total remuneration for the senior executives includes that for Kamal M. Bherwani, until his departure as the General Manager for the Digital Area, and that for Iñigo Dago Elorza, who resigned as General Secretary in February 2013.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 15,837 thousand correspond to the distribution, transport and logistics services provided by Gelesa Gestión Logística and other companies belonging to the distribution business until September 2013, when they were sold (see note 3), acquisition of films from Mediaset España Comunicación, S.A. and purchases of supplements from Ediciones Conelpa, S.L.

The aggregate amounts of EUR 4,021 thousand, mainly, correspond to dividends received by Sociedad Española de Radiodifusión, S.L. as a result of the investment in Sistema Radiópolis, S.A. de C.V.

Finally the aggregate amount of EUR 90,512 thousand correspond to income received for technical and administrative services and for sale of advertising space and rights to Grupo Mediaset España Comunicación, S.A., as well as to income received for the sale of copies and add-ons to Gelesa Gestión Logística and other companies belonging to the distribution business until September 2013, when they were sold.

The detail of other transactions performed with related parties in 2013 and 2012 is as follows (in thousands of euros):

	12/31/2013			12/31/2012
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties

Financing agreements: loans	-	21,752	-	-	8,006	-
Guarantees provided (Note 24)	-	-	6,459	-	-	12,801
Commitments/guarantees cancelled (Note 24)	-	-	-	-	-	-
Dividends and other distributed profits	-	-	-	-	19,933	-
Other transactions	-	-	-	-	-	-

In 2012, the aggregate amount of EUR 19,933 thousand corresponded to dividends distributed by DTS Distribuidora de Televisión Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

(23)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2013, 2012 and 2011, the consolidated companies accrued the following amounts in respect of remuneration to Prisa’s Board members:

	Thousands of euros
	12/31/2013	12/31/2012	12/31/2011

Fixed remuneration	2,068	2,908	3,333
Variable remuneration	2,281	-	7,272
Attendance fees	465	463	561
Bylaw-stipulated directors’ emoluments	1,348	1,908	2,000
Others	55	79	7,443
Total	6,217	5,358	20,609

In addition, during 2013 an expense of EUR 853 thousands was registered due to the accrual of the remuneration already paid in 2011 to the current executive president of the Group (see Note 11).

In 2013, Juan Luis Cebrián Echarri received an advance payment of EUR 50,000, without interest, payable in 2014, charged to the variable remuneration of 2013.

Pursuant to Article 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and their affiliates, as defined in Section 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Société Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Le Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.	-	Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy Chairman
Manuel Polanco Moreno	V-me Media Inc	-	Director
Arianna Huffington	AOL, Inc	-	Chairman and Director of “The Huffington Post Media Group”
Jose Luis Leal Maldonado	Punto y Seguido, S.A.	0.05	-
Gregorio Marañon y Bertrán de Lis	Universal Music Spain, S.L.	-	Chairman

It is also hereby stated that:

i)	a daughter of Director Mr. Juan Luis Cebrián is a consultant at On Demand, S.L.(which deals with activities related to all types of audiovisual products, films, theatre and other shows);
ii)	a son of Director Mr. Alain Minc’s is the Editor of “Paris Match”, “Journal du Dimanche” and “Version Femina” (a magazine edited by the Lagardère Group), and
iii)	Director Mr. Nicolas Berggruen owns 32.01% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company’s Annual Corporate Governance Report: Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Manuel Polanco Moreno and Arianna Huffington.

Also, in accordance with Article 230 of the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2013, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

(24)	GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2013, Prisa had furnished bank guarantees amounting to EUR 198,661 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (EUR 37,141 thousand), litigation for football rights (EUR 50,000 thousand) and acquisition of football rights (EUR 91,465 thousand)(see Note 27).

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS, Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

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

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS, Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS, Distribuidora de Televisión Digital, S.A.  The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2013 was EUR 20,637 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 6,459 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Company’s directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(25)	FUTURE COMMITMENTS

DTS, Distribuidora de Televisión Digital, S.A. and the Media Capital Group have entered into purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. These commitments partially cover the DTS and Media Capital Group companies’ programming needs in the years indicated.

By virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totaling EUR 267,225 thousand with this company for seven years. In 2012, the scope of the project changed, affecting the service in Latin America and Spain, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model. As a result of these changes, the amount of the future commitments initially agreed on has also changed. The amount invoiced in 2010, 2011, 2012 and 2013 amounted to EUR 110,330 thousand and the estimated future new commitments for the remainder of the contract to EUR 118,384 thousand.

Future commitments also included  the amounts derivate for the agreement reached with 3i Group, plc (see note 3).

At December 31, 2013, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 1,437,360 thousand. The net amounts payable in relation to these obligations fall due as follows:

Year	Thousands of euros

2014	875,938
2015	392,021
2016	79,250
2017	51,752
2018	1,812
2019 and subsequent years	36,587
1,437,360

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfil all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might differ from those initially estimated.

Past-due payments to creditors-

Creditors who are paid after the maximum legal period are Spanish creditors (excluding suppliers of non-current financial assets or finance-lease creditors) with whom contracts have been signed for periods over the maximum 60-day period (75 days in 2012). This also includes payables to suppliers with which certain Group companies are involved in unresolved litigation.

At December 31, 2013, trade payables over 60 days past due for the Spanish Group companies amounted to EUR 210,633 thousand (trade payables at December 31, 2012 over 75 days past due amounted to EUR 215,648 thousand).

The detail of payments made in 2013 and in 2012 is as follows:

	2013		2012
	Thousands of euros	(%)	Thousands of euros	(%)
Past- due more than 60 days in 2013 and 75 days in 2012	420,885	24.71	465,571	31.96
Others	1,282,495	75.29	991,186	68.04
Total payments	1,703,380	100	1,456,757	100
Weighted Average Number of Days Past- Due (DSO)	98		110

The increase in total payments is mainly due to the change in the model for marketing soccer which took place at the start of the 2012-2013 seasons.

The unpaid amount whose deadlines exceed the maximum legal period established in Spain is due partly to the suppliers with which the company has reached agreements for the deferral and instrumentation, where applicable of the payments.

(26)	LEGAL MATTERS

As a result of a statement of claim filed in 2004 by a local radio operator at an Argentine court against the Argentine state, the sale of the shares of Radio Continental, S.A. has not yet been approved by the Argentine government. The claimant also applied for injunctive relief whereby the grant of the approval in question should be stayed during the principal proceedings.

Finally, the main proceedings were resolved in a ruling on May 14, 2013, by the Argentine Administrative Law Court, confirmed in a ruling from the Appeals Board on October 23, 2013, rejecting the authorization of the share purchase by Radio Continental, S.A.

(27)	ONGOING LITIGATIONS AND CLAIMS

With respect to the litigation in which Prisa Televisión, S.A.U. (“Prisa TV”), currently Prisa1) has been involved with various cable operators (Auna, Telecable Asturias, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña), all related to the outcome of different arbitration claims filed by these operators before the former Telecommunications Market Commission (“Comisión del Mercado de las Telecomunicaciones” (CMT)), claiming the right to receive an offer enabling them to commercialize various channels, which at the time were supplied by Sogecable, S.A. (which subsequently became Prisa TV and is currently known as Prisa) to its subscribers, Prisa has reached various transactional agreements with Auna, Tenaria and Euskaltel, with which it has put an end to its litigation with these cable operators. As regards the other operators (R Telecomunicaciones de Galicia, R Telecomunicaciones de Coruña and Telecable de Asturias), proceedings are still underway before various Courts, and a resolution of the remedies of appeal lodged remain outstanding, except for the proceedings brought by Telecable Asturias before Commercial Court Number 3 in Madrid, where the Provincial Appellate Court of Madrid, in an order delivered on November 7, 2013, partly upheld Prisa’s appeal against an order delivered by said Commercial Court on June 28, 2010, ordering Prisa TV to pay to Telecable an amount of EUR 2,647.3 thousand; the Provincial Appellate Court had reduced this indemnification to EUR 1,184.5 thousand.

On July 24, 2006 AVS, Sogecable, S.A.U. (which subsequently became Prisa TV and is currently known as Prisa), TVC Multimedia, S.L. (“TVC”) and Mediaproducción, S.L. (“Mediapro”) reached an agreement to exploit the Football League rights for the 2006/07 and successive seasons. The main object of this agreement was to maintain the televised football exploitation model that had allowed, under Audiovisual Sport, S.L.’s coordination, the broadcasting since 1997 of all League matches in a peaceful, stable and orderly manner. The parties agreed to provide AVS with any agreements governing the rights of various football Clubs, for their joint exploitation by the latter. In addition, it was agreed to sell to Mediapro freeview TV exploitation rights and exploitation rights on international markets, amongst others. Furthermore, it was agreed that Mediapro enter the Company’s capital stock.

Following reiterated infringements by Mediapro of said agreements, even immediately after its signature date, and its non-payment of debts in favour of AVS, the latter filed a claim against Mediapro on July 3, 2007, which was subsequently extended on July 31, 2007. Furthermore, in late August 2007, AVS publicly announced its suspension of delivery of the audiovisual signal to Mediapro, due to its reiterated infringements. However, La Sexta freeview operator (a company at the time held by Mediapro), continued to broadcast freeview matches.

On September 28, 2007, Mediapro replied to the claim and issued a counter-claim against the other signatories of the agreement dated July 24, 2006, alleging that this agreement was null and void.

On October 8, 2007, First Instance Court No. 36 in Madrid upheld the interim measures requested by AVS against Mediapro, declaring that the First Division Club rights for the 2007/2008 season, covered by the interim measure, belonged to AVS; it resolved that “Mediapro be forbidden, during the 2007/08 football season, to make any disposal and exploitation of the audiovisual rights assigned to AVS,  except for any legitimate use of said rights further to the legal relationship arising from the Agreement of July 24, 2006”. In compliance with this court order, AVS provided a deposit before the Court of 50 Million Euros, to secure compliance with its contractual obligations. The order of October 8, 2007 was overruled by the Provincial Appellate Court of Madrid in July 2008, and the foregoing deposit remained at the disposal of the First Instance Court until completion of the procedure to settle loss and damage. This procedure depends on the final resolution adopted in the main suit.

In a judgment dated March 15, 2010, the Court upheld AVS’s claim in full, rejecting the counter-claim brought by Mediapro against AVS, PRISA and TVC. Moreover, the Court ordered Mediapro to pay to AVS more than EUR 95 million as amounts outstanding in favour of AVS, further to the provisions established in the agreement of July 24, 2006, including the loss and damage arising from said infringements. The judgment also ordered Mediapro to provide AVS with the agreements signed by Mediapro with the football clubs, and to inform the latter of said contractual assignment to AVS.

This judgment was challenged in appeal by Mediapro and AVS applied for its provisional enforcement on June 9, 2010. In an Order dated June 21, 2010, the Court dispatched the enforcement requested, although it was suspended following the application and subsequent declaration of Mediapro’s bankruptcy, which was being examined by Commercial Court No. 7 in Barcelona (Bankruptcy No. 497/2010).

1 All references to Prisa TV will be deemed as made to Prisa; furthermore, on 31 July 2013 the public deed of merger by absorption between Prisa (as absorbing company) and Prisa TV (as absorbed company) was recorded at the Commercial Registry of Madrid. As a result of the merger, Prisa TV has been wound up without liquidation and a block transfer of its entire assets has been made to Prisa under universal succession. Consequently, Prisa has subrogated the position that Prisa TV would respectively hold in any such claims, proceedings, suits or litigation.

In a judgment dated November 14, 2012, the Provincial Appellate Court of Madrid basically agreed with the instance decision, upholding Mediapro’s appeal solely as regards the term of the agreement of July 24, 2006, which it declared terminated at the end of the 2008/2009 season.

Both AVS and Prisa TV have lodged a motion to vacate and appeal for procedural infringement against said judgment. The Supreme Court still has to rule on said appeal.

Further to the bankruptcy proceedings, AVS filed another claim against Mediapro before Commercial Court No. 7 in Barcelona, claiming EUR 97 million for damages not covered by the judgment of March 15, 2010. These proceedings have been suspended, given that the Judge has declared the need for a preliminary ruling in civil matters, in an Order dated September 22, 2010, which has been challenged on appeal by AVS. The Provincial Appellate Court has upheld the Court’s decision, which is why the proceedings remain suspended until the preliminary ruling is completed.

Likewise, AVS has brought other incidental claims in the bankruptcy proceedings, which have been rejected in various resolutions; AVS has lodged the relevant remedies of appeal against these decisions.

On December 23, 2011, Commercial Court No. 7 in Barcelona delivered a judgment, rejecting AVS’s challenge, and approved the advanced agreement proposal. As a result, bankruptcy effects ceased and April 23, 2012 was scheduled as the initial effective date of the agreement.

AVS has brought a remedy of appeal against the judgment of Commercial Court No. 7 in Barcelona and, at the same time, against all the resolutions delivered in the course of the agreement which, pursuant to the provisions of the Bankruptcy Act, are subject to appeal at the current procedural stage, and which have rejected the incidents filed by AVS, seeking to adequately integrate the bankruptcy debit and credit assets.

The Provincial Appellate Court of Barcelona, in an order dated September 30, 2013, overruled a prior resolution of Commercial Court No. 7 in Barcelona, which had granted interim measures to AVS, as security of up to EUR 230,334.0 thousand, without requiring that AVS provide a deposit to cover its part. This means that, at the end of the 35-month waiting period determined in the approved agreement, Mediapro will deposit this amount into the consignment account held by Commercial Court No. 7, or will secure payment thereof by providing a bank guarantee, insofar as the contingency affecting AVS’ credits no longer exists, given that the final outcome of the amount consigned or guaranteed is dependent upon the outcome of the litigation. Mediapro has filed an incident of annulment of proceedings with respect to the order delivered by the Provincial Appellate Court of Barcelona on September 30, 2013; this application was expressly rejected by said Provincial Appellate Court in an order delivered on December 18, 2013.

All other appeals are pending resolution by the Provincial Appellate Court of Barcelona.

In addition, by means of a resolution adopted by the former Investigation Directorate of the Spanish Competition Commission (“Comisión Nacional de Competencia” (CNC)) on December 7, 2012, it was agreed to file sanctioning proceedings for conduct forbidden in Articles 1 and 2 of the Spanish Competition Act [“Ley de Defensa de la Competencia” (LDC)], and Articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) against DTS, Telefónica S.A. and Mediapro, in relation to the commercialization of Canal+ Liga and Canal+ Liga de Campeones, under reference number S/0436/12. At present, the proposed agreement to terminate the proceedings, forwarded by the Investigation Directorate to the Board of the former Spanish Competition Commission (CNC) is awaiting a resolution from the Board of the Spanish Markets and Competition Commission (“Comisión Nacional de los Mercados y la Competencia” (CNMC)). Termination of said proceedings with a final agreement would remove any risk of a fine being imposed on DTS.

Furthermore and pursuant to the provisions established in the agreement signed on July 31, 2013 by DTS and Mediapro, DTS has subjected to arbitration conducted by the International Court of the International Chamber of Commerce in Paris the resolution of its current dispute with Mediapro regarding “effective verification” of the purchase cost of the respective “audiovisual rights”, provided by DTS and Mediapro under the agreement of August 16, 2012; this agreement regulates the television exploitation of the First and Second Division League National Championship and Copa de S.M. el Rey (except the final) for the 2012/2013 - 2014/2015 seasons, both inclusive.

In its claim, filed on August 19, 2013, DTS is requesting that the Court, depending on the outcome of this verification, definitively establish the amount of consideration and payments to be made by DTS and Mediapro for the three sports seasons regulated in the agreement of  July 31, 2013, i.e. the 2012/2013, 2013/2014 and 2014/2015 seasons, including in its arbitral award any adjustments required in such consideration and payments, thereby definitively establishing the same, as well as ordering a return to DTS of the excess amount paid during the seasons already completed at the delivery date of the arbitral award, together with default interest.

In turn, Mediapro has filed a counter-claim against DTS requesting, amongst others, that effective verification of the costs be limited to the first two seasons of the three foreseen in the agreement of August 16, 2012. DTS has replied to this claim.

At present, the Arbitration Tribunal is waiting to be incorporated, and both DTS and Mediapro have proposed their respective arbitrators.

Furthermore, DT has claimed from Cableuropa, S.A.U. (ONO) an amount of EUR 3,453.2 thousand to a partial breach of the payment obligation foreseen in the agreement signed by DTS and ONO on September 28, 2012, allowing a non-exclusive broadcasting in ONO’s television services of “Canal+ Liga” over the 2012/13 to 2014/15 seasons, both inclusive. First Instance Court No. 46 in Madrid has been entrusted with the matter, which is still being processed.

Grupo Godó de Comunicación, S.A., holding 18.37% of Prisa Radio, S.L. (“Prisa Radio”), and Mr. Javier Godó Muntañola and Mr. Carlos Godó Valls, nominee directors of Prisa Radio, have filed a claim to challenge the resolutions adopted on 5 and 18 December 2013 by the Board of Prisa Radio, regarding renewal of the personal guarantee granted by the company in relation to the agreements to restructure and extend Prisa’s financial debt, which were formalised in a public deed on December 11, 2013 by Prisa and all of its banks and creditor financial institutions. The Company’s Directors, internal and external legal advisors do not believe that resolution of this litigation will entail any relevant liabilities not registered by the Company.

In addition, the Company has other litigation for smaller amounts. The Directors, internal and external advisors do not consider that any relevant liabilities will arise from this litigation.

(28)	EVENTS AFTER THE REPORTING PERIOD

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30%.  As a result of this, the right awarded by the shareholders agreement of DTS, Distribuidora de Televisión Digital, S.A. (DTS) to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS has been exercisable for a period of fifteen (15) calendar days which expired on March 12, 2014. Once the period expired, none of the abovementioned entities have exercised their right.

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

EDUCATION

Full consolidation

Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Ediciones Generales, S.L.	95.81%
			Ítaca, S.L.	4.19%
			Ediciones Santillana, S.A. (Argentina)	1 share
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Ediciones Generales, S.L.	99.97%
			Ítaca, S.L.	0.03%
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	Santillana Educación, S.L.	95.93%
Santillana Infantil y Juvenil, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Santillana Educación, S.L.	100.00%	2/91
			Edicions Obradoiro, S.L.	1 share
Distribuidora y Editora Aguilar A.T.A, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Ediciones Generales, S.L.	94.97%
			Ítaca, S.L.	5.01%
			Edicions Voramar, S.A.	0.01%
			Edicions Obradoiro, S.L.	0.01%
			Ediciones Grazalema, S.L.	0.01%
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94.90%
			Ítaca, S.L.	4.80%
			Edicions Voramar, S.A.	0.10%
			Edicions Obradoiro, S.L.	0.10%
			Ediciones Grazalema, S.L.	0.10%
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Sevilla	Publishing	Santillana Educación, S.L.	99.98%	2/91
			Ítaca, S.L.	0.02%
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	Santillana Educación, S.L.	100.00%
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Educación, S.L.	95.00%
			Ítaca, S.L.	5.00%
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132 Montevideo Uruguay	Publishing	Santillana Educación, S.L.	100.00%
Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2º B. 15705. Santiago de Compostela	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Editora Altea, Ltda.	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brasil	Publishing	Editora Objetiva, Ltda.	99.96%
			Editora Moderna Ltda.	3 shares
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brasil	Publishing	Santillana Ediciones Generales, S.L.	76.00%
Editorial Nuevo México, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94.90%
			Ítaca, S.L.	5.10%
			Edicions Voramar, S.A.	0.00%
			Edicions Obradoiro, S.L.	0.00%
			Ediciones Grazalema, S.L.	0.00%
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zona 14 . Guatemala - Guatemala	Publishing	Santillana Educación, S.L.	99.99%
			Ítaca, S.L.	0.01%
Editorial Santillana, S.A. (Honduras)	Colonia los Profesionales Boulevar Suyapa, Metropolis Torre 20501, Tegucigalpa Honduras	Publishing	Santillana Educación, S.L.	99.00%
			Ítaca, S.L.	1.00%
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. República Dominicana	Publishing	Santillana Educación, S.L.	99.95%
			Otras Sociedades Grupo Santillana de Ediciones, S.L.	0.05%
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia 1º. Caracas. Venezuela	Publishing	Santillana Educación, S.L.	100.00%
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	Santillana Educación, S.L.	99.95%
			Ítaca, S.L.	0.05%
Editorial Santillana, S.A. de C.V. (México)	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	100.00%
			Editorial Nuevo México, S.A. de C.V.	1 share
Grup Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	Santillana Educación, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Grupo Santillana de Ediciones, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Promotora de Informaciones, S.A.	75.00%	2/91
Inevery DPS, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content.	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Ítaca, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Santillana Educación, S.L.	0.02%
Lanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Creation, development and management of companies	Santillana Educación, S.L.	100.00%
			Editorial Santillana, S.A. de C.V. (México)	0.00%
Richmond Educaçâo, Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Richmond Publishing, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	99.98%
			Editorial Santillana, S.A. de C.V. (México)	0.02%
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	Santillana Educación, S.L.	99.99%
			Ítaca, S.L.	0.01%
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	Santillana Educación, S.L.	99.89%
			Ediciones Santillana, S.A. (Argentina)	0.11%
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Perú	Publishing	Santillana Educación, S.L.	95.00%
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	Santillana Educación, S.L.	99.00%	2/91
			Ítaca, S.L.	1.00%
Santillana de Ediciones, S.A. (Bolivia)	Calle 13, Nº 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	Santillana Educación, S.L.	99.70%
			Ed. Grazalema, S.L.	0.15%
			Ítaca, S.L.	0.15%
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Educación, S.L.	100.00%
			Ítaca, S.L.	1 share
Santillana Ediciones Generales, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	1 share
Santillana Ediciones Generales, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Santillana Ediciones Generales, S.L.	99.92%
			Lanza, S.A. de C.V.	0.08%
Santillana Editores, S.A.	Estrada da Outurela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	Santillana Educación, S.L.	100.00%

Santillana Educación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	1 share
Santillana Formación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Instituto Universitario de Posgrado, S.A. (en liquidación)	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Santillana Formación, S.L.	61.42%

Santillana Sistemas Educativos, Ltda. (Colombia)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Consultancy services for the obtainment of quality certification by schools	Santillana Sistemas Educativos, S.L.	94.45%
			Distribuidora y Editora Richmond S.A.	5.55%
Santillana Sistemas Educativos, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Ítaca, S.L.	0.01%
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. EE.UU.	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	Santillana Sistemas Educativos, S.L.	100.00%
			Ítaca, S.L.	1 share
Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Santillana Sistemas Educativos, S.L.	99.95%
			Lanza, S.A. de C.V.	0.05%
			Nuevo México, S.A. de C.V.	1 share
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	Santillana Educación, S.L.	99.90%	2/91
			Ítaca, S.L.	0.10%
Equity method

Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5. 08006. Barcelona	Services for marketing of digital content	Santillana Ediciones Generales, S.L.	26.66%

DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Río de Janeiro. 22270-000. Brasil	Distribution of books and literary content in digital format for electronic devices connected to internet	Editora Objetiva Ltda.	20.01%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

PRESS

Full consolidation
Espacio Digital Editorial, S.L.	Gran Vía, 32. Madrid	Edition and explotation of Huffinton Post digital for Spain.	Prisa Noticias, S.L.	100.00%	2/91
Prisa Noticias, S.L.	Gran Vía, 32. Madrid	Operation of press media	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa Eventos, S.L.	Miguel Yuste, 40 Madrid	Sole rights of advertising in all the means and designs. Organization management and comercialization of activities and cultural sports, promocionals.	Prisa Noticias, S.L.	100.00%	2/91

Equity method

Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	Juan Ignacio Luca de Tena, 7. Madrid	Publication and operation of newspapers, magazines in digital format	Prisa Noticias, S.L.	50.00%
Le Monde Libre Societé Comandité Simple	17, Place de la Madeleine. París		Prisa Noticias, S.L.	20.00%

EL PAÍS

Full consolidation

Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	Diario El País, S.L.	93.60%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	5.90%
			Prisa Digital, S.L.	0.50%
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	Prisa Noticias, S.L.	100.00%	2/91
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	Diario El País, S.L.	87.18%
			Diario El País México, S.A. de C.V.	12.82%
Diario El País Do Brasil Distribuidora de	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brasil	Operation of El País newspaper in Brazil	Diario El País, S.L.	99.99%
Publicaçoes, LTDA.			Prisa División Internacional, S.L.	0.01%
Diario El País México, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. México D.F. México	Operation of El País newspaper in Mexico	Diario El País, S.L.	94.19%
			Promotora de Informaciones, S.A.	5.81%
			Lanza, S.A. de C.V.	1 share
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	Diario El País, S.L.	99.99%	2/91
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia. Santiago. Chile	Publication, operation and sale of El País newspaper in Chile	Ediciones El País, S.L.	100.00%
			Grupo Empresarial de Medios Impresos, S.L.	0%
Pressprint, S.L.U.	Valentín Beato, 44. Madrid	Production, printing, publication and distribution of products	Diario El País, S.L.	100.00%	2/91

Equity method

Ediciones Conelpa, S.L.	Paseo de la Castellana. 9-11. Madrid	Publication and operation of magazines in physical and digital format	Ediciones El País, S.L.	50.00%

TRADE PRESS

Full consolidation

Diario As, S.L.	Valentín Beato, 44. Madrid	Publication and operation of As newspaper	Grupo Empresarial de Medios Impresos, S.L.	75.00%	2/91
Estructura, Grupo de Estudios Económicos, S.A.	Miguel Yuste, 42. Madrid	Publication and operation of Cinco Días newspaper	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
			Promotora de Informaciones, S.A.	0.00%
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	Prisa Noticias, S.L.	100.00%	2/91
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	Grupo Empresarial de Medios Impresos, S.L.	52.63%
Promotora General de Revistas, S.A.	Valentín Beato, 48. Madrid	Publication production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L.	99.96%	2/91
			Promotora de Informaciones, S.A.	0.04%
Meristation Magazine, S.L.	Almogavers 12. Llagostera. Girona	Documentation provision services	Promotora General de revistas,S.A.	100.00%	2/91

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

PRISA RADIO

RADIO IN SPAIN

Full consolidation

Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64.64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.78%
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99.56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.34%	194/09
			Radio Murcia, S.A.	3.33%
			Radio Club Canarias, S.A.	3.33%
Cantabria de Medios, S. A. (En liquidación)	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100.00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97.03%	194/09
Comunicacions Pla, S.L.	Avenida Negrals, 41. Mollerusa. Lleida.	Operation of radio broadcasting stations	Radio Lleida, S.L.	100.00%
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Prisa Radio, S.L.	100.00%	194/09
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Prisa Radio, S.L.	100.00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	Prisa Radio, S.L.	100.00%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40.00%
			Prisa Radio, S.L.	50.00%
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49.01%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.30%
			Sociedad Española de Radiodifusión, S.L.	16.68%
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46.25%
Prisa Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	Promotora de Informaciones, S.A.	73.49%
			Prisa Radio, S.L.	2.03%
Propulsora Montañesa, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.57%	194/09
			Propulsora Montañesa, S. A.	4.32%
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100.00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99.32%	194/09
Radio Lleida, S.L.	Calle Vila Antonia. Nº 5. Lleida	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	44.33%
			Radio España de Barcelona, S.A.	22.17%
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83.33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24.00%
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2ºA. Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Prisa Radio, S.L.	99.99%	194/09
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74.60%
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6º Escalde. Engordany. Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50.00%
Talavera Visión, S.L.	Plaza Cervantes 6 4º. Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100.00%
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	72.59%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4.14%
			Radio España de Barcelona, S.A.	1.58%
			Propulsora Montañesa, S. A.	0.95%
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	Antena 3 de Radio, S.A.	75.10%
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	Sociedad Española de Radiodifusión, S.L.	60.00%	194/09
			Antena 3 de Radio, S.A.	40.00%
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Prisa Radio, S.L.	99.97%	194/09
			Nova Ediciones Musicales, S.A.	0.03%
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	Prisa Radio, S.L.	100.00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50.00%

Equity method

Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	Prisa Radio, S.L.	35.99%
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	Prisa Radio, S.L.	33.00%

(*)	Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

INTERNATIONAL RADIO

Full consolidation

Abril, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
Aurora, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamerican Radio Holding Chile, S.A.	99.98%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.02%
Blaya y Vega, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Radiodifusion Iberoamerican Chile S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.05%
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Operation of radio broadcasting stations	GLR Broadcasting LLC	100.00%
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%
			Caracol Estéreo, S.A.	46.79%
			Promotora de Publicidad Radial, S.A.	5.06%
			Compañía de Comunicaciones C.C.C. Ltda.	0.00%
			Radio Mercadeo, Ltda.	0.00%
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Prodution and sale of CD's, advertising, promotions and events	GLR Chile Ltda .	99.84%
			Sociedad Española de Radiodifusión, S.L.	0.16%
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	43.45%
			Promotora de Publicidad Radial, S.A.	19.27%
			Sociedad Española de Radiodifusión, S.L.	16.72%
			Caracol Estéreo, S.A.	11.13%
			Ecos de la Montaña Cadena Radial Andina, S.A.	4.42%
Compañía de Radios, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services	Iberoamerican Radio Holding Chile, S.A.	99.92%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.08%
Comunicaciones del Pacífico, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Comercializadora Iberoamericana Radio Chile, S.A.	66.67%
			Iberoamericana Radio Chile, S.A.	33.33%
Comunicaciones Santiago, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Sociedad Radiodifusora del Norte, Ltda.	75.00%
			Iberoamericana Radio Chile, S.A.	25.00%
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol. Panamá	Advisory services and commercialisation of services and products	Sociedad Española de Radiodifusión, S.L.	100.00%
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	GLR Services Inc.	98.40%
			Ediciones Santillana, S.A. (Argentina)	1.60%
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76.80%
Emisora Mil Veinte, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.72%
Fast Net Comunicaciones, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Comunicaciones Santiago, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Operation of radio broadcasting stations	GLR Services Inc.	100.00%

GLR Chile, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%
			Caracol, S.A.	0.00%
GLR Colombia, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	99.00%
			Prisa División Internacional, S.L.	1.00%
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d´Italie. Paris. Francia	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	40.00%
			Prisa División Internacional, S.L.	20.00%
GLR Networks, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	GLR Services Inc.	100.00%
GLR Services Inc.	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100.00%
GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. EE.UU.	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100.00%
Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Grupo Latino de Radiodifusion Chile Ltda .	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
La Voz de Colombia	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.64%
			Caracol, S.A.	0.01%
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%
			Corporación Argentina de Radiodifusión, S.A.	30.00%
Promotora de Publicidad Radial, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Holding	Iberoamericana Radio Chile S.A.	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%
			Corporación Argentina de Radiodifusión, S.A.	30.00%

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Radio Mercadeo, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	48.40%
			Caracol, S.A.	29.85%
			Caracol Estéreo, S.A.	0.35%
			Emisora Mil Veinte, S.A.	0.35%
			Promotora de Publicidad Radial, S.A.	0.35%
			Ecos de la Montaña Cadena Radial Andina, S.A.	0.01%
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80.00%
			Iberoamericana Radio Chile S.A	20.00%
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	Iberoamericana Radio Chile, S.A.	99.90%
			Comercializadora Iberoamericana Radio Chile, S.A.	0.10%
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y	Real estate development services	Sociedad Española de Radiodifusión, S.L.	99.99%
	Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.		Prisa División Internacional, S.L.	1 share

Jointly Controlled

Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.99%
			Radio Comerciales, S.A. de C.V.	0.01%
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.97%
			Cadena Radiodifusora Mexicana, S.A. de C.V.	0.03%
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99.99%
			Radio Comerciales, S.A. de C.V.	0.01%
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	100.00%
			Radio Comerciales, S.A. de C.V.	0.00%
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Xezz, S.A. de C.V.	100.00%
			Radio Comerciales, S.A. de C.V.	0.00%
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. México D.F. México	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Xezz, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%

Equity method

El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Development of the Latin radio market in the US	GLR Services INC.	25.00%
Green Emerald Business Inc.	Calle 54. Obarrio Nº 4. Ciudad de Panamá. Panamá	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34.95%
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Radio broadcasting	El Dorado Broadcasting Corporation	100.00%
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48.98%
	Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.

MÚSICA

Full consolidation

Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Nova Ediciones Musicales, S.A.	1 share
Gran Vía Musical, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100.00%
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
Merchandising on Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery,	Gran Vía Musical de Ediciones, S.L.	100.00%
		graphic materials, phonographic and/or audiovisual media
		and the related silkscreen printing, embossing or printing by any
		means or process
Nova Ediciones Musicales,S.A.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Promotora de Informaciones, S.A.	1 share
Planet Events,S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
			Nova Ediciones Musicales, S.A.	0.01%
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	50.50%
RLM Colombia, S.A.S	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Production and organisation of shows and events	RLM, S.A.	100.00%
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09

Jointly Controlled

My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	50.00%

(*)	Consolidated tax group Prisa Radio, S.L. (Sociedad de Servicios Radiofónicos Unión Radio, S.L.): 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

AUDIOVISUAL

DTS
Full consolidation

Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	DTS, Distribuidora de Televisión Digital, S.A.	99.61%	136/11
			Compañía Independiente de Televisión, S.L.	0.39%
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and explotation of audiovisual rights	DTS, Distribuidora de Televisión Digital, S.A.	99.95%	136/11
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	90.00%	136/11
			DTS, Distribuidora de Televisión Digital, S.A.	10.00%
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Promotora de Informaciones,S.A.	56.00%

Equity method

Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights; exploitation of industrial and intelectual property rights. Management and financial intermediation of audiovisual companies	Mediaset España Comunicación, S.A.	30.00%
60 DB Entertainment. S.L.	Avenida Diagonal 558. 08021 Barcelona	Creation and development of audio-visual contents in any format, either entertainment, fiction advertising or analogous, as well as the production of events, and it commercial exploitation in any type of media	Mediaset España Comunicación, S.A.	30.00%
Editora Digital de Medios, S.L.	Calle Condesa de Venadito,1. 28027 Madrid	Creation, development and explotaition of a Digital Diary specialized in information about mass media, especially on media of audio-visual communication.	Mediaset España Comunicación, S.A.	50.00%
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid	Creation, development, production and commercial exploitation of audiovisual content.	Mediaset España Comunicación, S.A.	30.00%
Producciones Mandarina, S.L.	Calle María Tubau. 3. 28050. Madrid	Creation, development, production and commercial exploitation of audiovisual content.	Mediaset España Comunicación, S.A.	30.00%
Supersport Televisión, S.L.	Calle María Tubau 5-4ª Planta. 28050 Madrid	Programs production of informative nature, particularly of sports content.	Mediaset España Comunicación, S.A.	30.00%
Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EE.UU.	Company across which the investment is canalized in Caribevisión Network, a channel of Spanish-speaking television that it broadcasts on the east coast of The United States and in Puerto Rico.	Mediaset España Comunicación, S.A.	43.70%
Megamedia Televisión, S.L.	Calle María Tubau 5-4ª Planta. 28050 Madrid	Creation, development, production and exploitation of audio-visual contents multimedia.	Conecta 5 Telecinco, S.A.U.	30.00%
Netsonic, S.L.	Gran Vía de los Catalanes, 630, 4ª Planta. 08007 Barcelona	Creation of a network of advertising video online that unifies the audience of Latin-American countries of groups of media both international (with audience in Latino-América) as well as Latin American properly.	Publiespaña, S.A.U.	38.04%
Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Indirect management of public service television	Promotora de Informaciones, S.A.	17.34%
Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights, both of phonograms as well audio-visual recordings, the artistic representation, promotion of spectacles and the edition, production, distribution and commercialization of publications and graphical material.	Mediaset España Comunicación, S.A.	100.00%
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	Mediaset España Comunicación, S.A.	100.00%
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	Mediaset España Comunicación, S.A.	100.00%
Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Services of intermediation and financial management	Mediaset España Comunicación, S.A.	75.00%
Premiere Megaplex, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Own activities as an operator of games and bets; included those of advertising, promotion and sponsorship of such activities.	Mediaset España Comunicación, S.A.	100.00%
Sogecable Media, S.L.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Sale of advertising space	Mediaset España Comunicación, S.A.	100.00%
Sogecable Editorial, S.L.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Management of intellectual property rights	Mediaset España Comunicación, S.A.	100.00%
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	Mediaset España Comunicación, S.A.	100.00%
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Development and execution of advertising projects and tasks related to the contracting, intermediation and diffusion of advertising messages in any of his possible modalities, across any diffusion or social communication media.	Publiespaña, S.A.U.	100.00%
Integración Transmedia, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Development and execution of advertising projects, marketing, merchandising, organization and production of events or cultural events.	Publiespaña, S.A.U.	100.00%

(*)	Consolidated tax group DTS Distribuidora de Televisión Digital , S.A.: 136/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

LOCAL TELEVISION

Full consolidation

Axarquía Visión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Canal 4 Navarra, S.L.U.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Canal 4 Navarra Digital, S.A.U.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	Canal 4 Navarra, S.L.U.	100.00%	2/91
Collserola Audiovisual, S.L. (En liquidación)	Plaza Narcis Oller. Nº 6 1º. 1ª. 08006. Barcelona	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	92.00%	2/91
Málaga Altavisión, S.A.	Paseo de Reding, 7. Málaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	87.24%	2/91
Marbella Digital Televisión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	59.99%
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	61.45%
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín". Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	66.00%
Promoción de Actividades Audiovisuales en Canarias, S.A.U.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Promotora de Emisoras, S.L	Gran Vía, 32. Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32. Madrid	Operation of TV channels	Promotora de Emisoras, S.L.	75.00%	2/91
			Promotora de Informaciones, S.A.	25.00%
Telecomunicaciones Antequera, S.A.U.	Aguardenteros, 15. Antequera. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
TV Local Eivissa, S.L.U.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91

Equity method

Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49.00%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

MEDIA CAPITAL

Full consolidation

Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. Nº 144/156 - 6º Dto. 1250-146. Lisboa. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	Plural Entertainment Portugal, S.A.	100.00%

Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	Media Global, SGPS, S.A. (MEGLO)	100.00%

Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting	Media Capital Rádios, S.A (MCR II)	100.00%
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc. )	Plural Entertainment Portugal, S.A.	100.00%

Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	Plural Entertainment Portugal, S.A.	100.00%

Grupo Media Capital, SGPS, S. A.	Rua Mário Castlhano nº 40. Queluz de Baixo. Portugal	Holdings	Vertix, SGPS, S.A	94.69%
Leirimedia Produçoes e Publicidade, LDA	Avenida Dr.Fco. Sá Carneiro,Quinta da cascalheira,lote8 loja1 LEIRIA		Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	Media Global, SGPS, S.A. (MEGLO)	100.00%

Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%

Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	Media Capital Produçoes, S.A. (MCP)	100.00%
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	Media Global, SGPS, S.A. (MEGLO)	100.00%

Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	Grupo Media Capital, SGPS, S. A.	100.00%
Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. Nº 17 A. 1249-028. Lisboa. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	Media Global, SGPS, S.A.(MEGLO)	100.00%
Penalva do Castelo FM Radiodifusao e Publicidade ,Lda.	Rua de Santo Ildefonso, nº 14 Penalva do Castelo - Portugal	Broadcasting in production areas and programs transmission	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180.	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
	Santa Cruz de Tenerife
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%	2/91
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. EE.UU.	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3º Dt. 1000-184. Lisboa. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%

Polimedia - Publicidade e Publicaçoes, Lda.	Quinta de Sao José Lote 2 3º Piso Loja 8 Vila Real	Broadcasting in production areas and programs transmission	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
PRC Produçoes Radiofonicas de Coimbra,Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra.	Cinema production, video and television programs	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	Media Capital Música e Entretenimento, S.A (MCME)	100.00%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1º Izquierda. 28010. Madrid	Inactive	Plural Entertainment Portugal, S.A.	100.00%
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting, production of audio or video advertising spots	Media Capital Rádios, S.A (MCR II)	100.00%
		Advertising, production and recording of discs. Development and production of radio programmes

Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	100.00%
R 2000 - Comunicaçao Social, Lda.	Praceta Pedro Escuro, 10 , 4º dt. Santarém	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Media Capital Rádios, S.A (MCR II)	100.00%
Rádio Concelho de Cantanhede.Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra.	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	75.00%
Rádio Litoral Centro, Empresa de Radiodifusao, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Issuers' exploitation of broadcasting, withdrawal, selection and diffusion of information and of cultural, recreative and advertising programs for audio-visual, wireless and telematic means	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%

Rádio Manteigas Radiodifusão, Lda.	Rua Joaquim Pereira de Matos nº 78 1º Esq. Manteigas Portugal	Radio broadcasting in the areas of programme production and transmission	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Rádio Nacional - Emissoes de Radiodifusao, Unipessoal Lda.	Rua Capitao Tenente Oliveira e Carmo. 10-3. Quita Da Lomba.	Activity of broadcasting, as well as the presentation of other services in the area of social communication	Radio Comercial, S.A. (COMERCIAL)	100.00%
	Barreiro. Portugal
Radiodifusão, Lda. (FLOR DO ÉTER)	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Production, accomplishment and commercialization of cultural and recreative, sports and informative programs for wireless and audio-visual means, promotion of exhibitions and cultural and artistic conferences,assembly of and with equipments of sound and image	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Comunicações Sonoras, Unipessoal, LTDA. (DRUMS)	Rua Tenente Valadim, nº 181, Porto Portugal	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%
Rádio Sabugal - Radiodifusao e Publicidade ,Lda.	Rua Antonio José de Almeida nº 17 Sabugal Portugal	Radio broadcasting in the areas of programme production and transmission	Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100.00%
Rádio Voz de Alcanena, Lda. (RVA)	Praceta Pedro Escuro, 10 , 4º dt. Santarém Portugal	Production and emission radio programs with educational, informative, recreative and cultural characteristics.	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100.00%

RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	Media Global, SGPS, S.A. (MEGLO)	100.00%
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. Nº 181. 4100-479. Porto. Portugal	Services, publication and commercialization of electronic goods services.	Editora Multimédia, S.A. (MULTIMÉDIA)	100.00%
		Activities of publication, production and distribution in media.

Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	Media Capital Música e Entretenimento, S.A (MCME)	100.00%

Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Media Global, SGPS, S.A. (MEGLO)	100.00%
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Vertix, SGPS, S.A.	Rua de las Amoreiras, 107. Lisboa. Portugal	Holdings	Promotora de Informaciones, S.A.	100.00%

Equity method

Plural - Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	19.00%
Plural Entertainment Brasil Produçao de Vídeo, Ltda.	Rua Padre Adelino. Nº 758, 3º andar, Quarta Parada. CEP 03303-904.	Inactive	Media Capital Produçoes - Investimentos, SGPS, S.A.	49.00%
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	Plural Entertainment España, S.L.	40.00%
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	Plural Entertainment España, S.L.	40.00%
Chip Audiovisual, S.A.	Coso, 100 . Planta 3ª puerta 4-50001. Zaragoza	Audiovisual productions for TV	Factoria Plural,S.L.	50.00%
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production, realization and distribution of audio-visual	Plural Entertainment España, S.L.	15.00%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

				December 2013
COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	PERCENTAGE OF OWNERSHIP	TAX GROUP (*)

DIGITAL

Full consolidation

Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	Prisa Digital, S.L.	60.00%

Prisa Digital, S.L.	Gran Vía, 32. Madrid	Provision of internet services	Promotora de Informaciones, S.A.	100.00%	2/91
			Prisa Div Inmob.	1 share

PRINTING

Full consolidation

Prisaprint, S.L.	Gran Vía, 32. Madrid	Management of printing companies	Promotora de Informaciones, S.A.	100.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	0.00%

Bidasoa Press, S.L.	Calle Malilla Nº 134. 46026. Valencia	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	2/91

Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Prisaprint, S.L.	100.00%	2/91

Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas.	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	2/91
	Sevilla
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	2/91

MEDIA ADVERTISING SALES

Full consolidation

Prisa Digital Inc.	2100 Coral Way. Suite 200. Miami. Florida. 33145. EE.UU.	Internet services provider	Prisa Brand Solutions, S.L.U.	100.00%
Prisa Brand Solutions, S.L.U.	Gran Vía, 32. Madrid	Services of advertising and public relations	Promotora de Informaciones, S.A.	100.00%	2/91
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	Prisa Brand Solutions, S.L.U.	99.97%	2/91
			Promotora de Informaciones, S.A.	0.03%

OTHER

Full consolidation

Audiovisual Sport, S.L	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	Prisa Televisión, S.A.U.	80.00%	2/91
GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	Prisa División Internacional, S.L.	100.00%
Liberty Acquisition Holdings Virginia, Inc.	Gran Vía, 32. Madrid	Holdings	Promotora de Informaciones, S.A.	100.00%
Prisa División Inmobiliaria, S.L.	Gran Vía, 32. Madrid	Lease of commercial and industrial premises	Promotora de Informaciones, S.A.	100.00%	2/91
Prisa División Internacional, S.L.	Gran Vía, 32. Madrid	Holdings in foreign companies	Promotora de Informaciones, S.A.	100.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	0.00%
Prisa Finance (Netherlands) BV	Gran Vía, 32. Madrid	Holdings in and financing of companies	Promotora de Informaciones, S.A.	100.00%
Prisa Inc.	2100 Coral Way Suite 200 Miami 33145 U.S.A.	Management of companies in the US and North America	Prisa División Internacional, S.L.	100.00%
Promotora de Actividades América 2010, S.L.	Gran Vía, 32. Madrid	Production and organisation of activities and projects marking the bicentenary of American Independence	Promotora de Informaciones, S.A.	100.00%	2/91

Promotora de Actividades América 2010 - México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. México. D.F. México	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L.	100.00%
			Prisa División Internacional, S.L.	1 share

Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. Nº 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	Promotora de Informaciones,S.A.	53.00%
			Promotora de Actividades Audiovisuales de Colombia, Ltda.	1.00%
			Grupo Latino de Publicidad Colombia, Ltda.	1.00%
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80, 10 23 . Bogotá. Colombia	Production and distribution of audiovisual content	Prisa División Internacional, S.L.	99.00%
			Promotora de Informaciones, S.A.	1.00%
Prisa Gestión de Servicios, S.L.	Gran Vía, 32. Madrid	Management and development of administrative, financial, personnel, resource selection services	Promotora de Informaciones, S.A.	100.00%	2/91

Equity method

Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	Promotora de informaciones,S.A.	25.00%

(*)	Consolidated tax group Promotora de Informaciones, S.A.: 2/91

KEY FINANCIAL AGGREGATES OF THE COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

APPENDIX II

	Diciembre 2013
INVESTEE	TOTAL ASSETS		EQUITY		OPERATING INCOME		NET PROFIT

EDUCATIÓN

Distribuidora Digital de Libros, S.A.	1441		-185		855		-217
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	275		-6		1415		-120

PRESS

Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	899		(224)		473		(38)
Le Monde Libre	N/	D	30,287		N/	D	(679)
EL PAÍS

Ediciones Conelpa, S.L.	4,120		(1,849)		8,008		233

RADIO

RADIO IN SPAIN

Radio Jaén, S.L.	1,195		929		762		-199
Unión Radio del Pirineu, S.A.	485		289		376		-27

INTERNATIONAL RADIO

El Dorado Broadcasting Corporation	600		(1,247)				(1)
Green Emerald Business Inc.	2,504		(2,042)		2,172		97
WSUA Broadcasting Corporation	199		(4,116)		649		(44)
W3 Comm Concesionaria, S.A. de C.V.	418		(823)		124		(5)

AUDIOVISUAL

LOCAL TELEVISION

Riotedisa, S.A.	N/	D	N/	D	N/	D	N/	D

MEDIA CAPITAL

Plural - Jempsa, S.L.	8,955		305		13		2
Plural Entertainment Brasil Produçao de Vídeo, Ltda. (Anteriormente, NBP Brasil, S.A.)	23		(364)		N/	D	(73)
Productora Canaria de Programas, S.A.	1,566		1,382		N/	D	9
Sociedad Canaria de Televisión Regional, S.A.	2,436		1,929		1,420		4
Factoría Plural, S.L	4,343		1,530		8,228		781
Chip Audiovisual, S.A	2,737		1,258		5,715		332

OTHER

Canal Club de Distribución de Ocio y Cultura, S.A.	4,931		4,896		435		206
Mediaset España Comunicación, S.A. y sociedades dependientes	N/	D	N/	D	N/	D	N/	D